Form 20-F
period 2015-12-31
MediWound Ltd.
filed 2016-01-25
CIK 1593984

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2015, the registrant had outstanding 21,850,300 ordinary shares, par value NIS 0.01 per share.

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

Yes ☐     No ☒

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

MEDIWOUND LTD.

FORM 20-F
ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

INTRODUCTION

In this annual report, the terms “MediWound,” “we,” “us,” “our” and “the company” refer to MediWound Ltd. and its subsidiaries.

This annual report includes other statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications. Certain estimates and forecasts involve uncertainties and risks and are subject to change based on various factors, including those discussed under the headings “Special Note Regarding Forward-Looking Statements” and “ITEM 3.D. Risk Factors” in this annual report.

Throughout this annual report, we refer to various trademarks, service marks and trade names that we use in our business. The “MediWound” design logo, “MediWound,” “NexoBrid,” “EscharEx” and other trademarks or service marks of MediWound Ltd. appearing in this annual report are the property of MediWound Ltd. We have several other trademarks, service marks and pending applications relating to our solutions. Other trademarks and service marks appearing in this annual report are the property of their respective holders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical facts, this annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.We make forward-looking statements in this annual report that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements we make regarding the following matters are forward-looking by their nature:

•
the timing and conduct of our trials of NexoBrid and our pipeline product candidates, including statements regarding the timing, progress and results of current and future preclinical studies and clinical trials, and our research and development programs;

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

i

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act; and

•	the impact of government laws and regulations.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. These statements may be found in the sections of this annual report on Form 20-F entitled “ITEM 3.D. Risk Factors,” “ITEM 4. Information on the Company,” “ITEM 5. Operating and Financial Review and Prospects,” “ITEM 10.E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations” and elsewhere in this annual report, including the section entitled “ITEM 4.B. Business Overview” and “ITEM 4.B. Business Overview—Our Focus: Wounds,” which contain information obtained from independent industry sources. Actual results could differ materially from those anticipated in these forward-looking statements due to various factors, including all the risks discussed in “ITEM 3.D. Risk Factors” and information contained in other documents filed with or furnished to the Securities and Exchange Commission.

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

 The selected consolidated statements of operations data for each of the years in the three-year period ended December 31, 2015 and the consolidated balance sheet data as of December 31, 2014 and 2015 are derived from our audited consolidated financial statements appearing elsewhere in this annual report. The consolidated statements of operations data for the year ended December 31, 2011 and 2012 and the consolidated balance sheet data as of December 31, 2012 and 2013 are derived from our audited consolidated financial statements that are not included in this annual report. The historical results set forth below are not necessarily indicative of the results to be expected in future periods. Our financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(in thousands except share and per share data)
Consolidated statements of operations data:
Revenues	$—	$—	$—	$259	$601
Cost of revenues (1)	—	—	—	2,785	2,519
Gross income (loss)	—	—	—	(2,526)	(1,918)
Operating expenses:
Research and development, gross	6,149	3,804	4,513	6,054	8,139
Participation by OCS, BARDA and others	3,128	2,247	878	705	2,118
Research and development, net of participations(1)(2)	3,021	1,557	3,635	5,349	6,021
Selling and marketing(1)	—	—	2,259	8,829	9,284
General and administrative(1)	1,266	1,173	1,687	4,723	4,004
Total operating expenses	4,287	2,730	7,581	18,901	19,309
Operating loss	(4,287)	(2,730)	(7,581)	(21,427)	(21,227)
Financial income (expense), net	(532)	14,715	(920)	2,552	(444)
Income (loss) from continuing operations	(4,819)	11,985	(8,501)	(18,875)	(21,671)
Loss from discontinued operation(1)(3)	(1,350)	(1,045)	(6,850)	-	(417)
Net income (loss)	$(6,169)	$10,940	$(15,351)	$(18,875)	$(22,088)
Foreign currency translation adjustments	—	—	(32)	14	2
Total comprehensive income (loss)	$(6,169)	$10,940	$(15,383)	$(18,861)	$(22,086)
Basic net income (loss) per share(4)	$(0.39)	$0.70	$(0.98)	$(0.95)	(1.02)
Diluted net income (loss) per share(4)	$(0.39)	$0.64	$(0.98)	$(0.95)	(1.02)
Weighted average number of ordinary shares used in computing net income (loss) per ordinary share:
Basic:	15,683	15,683	15,671	19,940	21,718
Diluted:	15,683	17,199	15,671	19,940	21,718

	As of December 31,
	2012	2013	2014	2015
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents and short-term bank deposits	$337	$9,553	$64,853	$45,768
Working capital, net(5)	(112)	10,042	64,600	45,189
Total assets	25,438	14,826	71,121	52,523
Total non-current liabilities	6,440	32,607	24,353	23,847
Total shareholders’ equity (deficit)	15,634	(19,804)	42,871	23,470

(1)           Includes share-based compensation expense as follows:

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(in thousands)
Cost of revenues	$—	$—	$—	$763	$372
Research and development	182	124	315	657	511
Selling and marketing	—	—	24	1,430	669
General and administrative	373	210	192	1,977	1,107
Share-based compensation expenses from continuing operations	555	334	531	4,827	2,659
Discontinued operation	109	30	76	—	—
Total share-based compensation expenses	$664	$364	$607	$4,827	$2,659

(2)
Research and development expenses, net is presented net of participation by the U.S. Biomedical Advanced Research and Development Authority (“BARDA”) and others and net of the change in the fair value of the liability associated with government grants from the Office of the Chief Scientist. Participation by others totaled $2.7 million and $2.2 million for the years ended December 31, 2011 and 2012, and had no effect on subsequent years. The effect of the participation by the Office of the Chief Scientist totaled $0.4 million, $0.1 million, $0.9 million, $0.7 million and $1.3 million for the years ended December 31, 2011, 2012, 2013, 2014 and 2015, respectively. The effect of the participation by BARDA totaled $0.8 million for the year ended December 31, 2015. See “ITEM 5.A. Operating Results—Research and development” for more information.

(3)
Discontinued operation consists of revenues and expenses related to our exclusive, worldwide license for the development, production and commercialization of the PolyHeal Product, which expired following the termination of our collaboration with Teva. We account for our discontinued operation in accordance with IFRS accounting standard 5, “Non-current Assets Held for Sale and Discontinued Operations.” See “ITEM 5.A. Operating Results—Discontinued operation” for more information.

(4)
Basic and diluted net income (loss) per ordinary share is computed based on the basic and diluted weighted average number of ordinary shares outstanding during each period. For additional information, see Note 21 to our consolidated annual financial statements included elsewhere in this report.

(5)	Working capital, net is defined as total current assets minus total current liabilities.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We are currently marketing a single product, NexoBrid, based on our patented proteolytic enzyme technology, which has already been approved by the European Medicines Agency (the “EMA”) and the Israeli and Argentinean Ministries of Health for marketing in the European Union, Israel and Argentina, respectively, for the treatment of adults with deep partial- and full-thickness burns, which we refer to as severe burns. NexoBrid is not currently approved for marketing in any other jurisdiction, including the United States, and has not been approved for any other indication or for use in children. We launched NexoBrid in Europe in 2014 and in Israel in 2015. We plan to launch NexoBrid in Argentina, through our local distributor, during the first half of 2016. We anticipate that, for at least the next several years, our ability to generate revenues and become profitable will depend on the commercial success of NexoBrid in these markets.

We are marketing, selling and distributing NexoBrid in Europe and in Israel through our own sales force. We have established a commercial organization for the marketing, sales and distribution of NexoBrid, including our European headquarters in Germany and sales and marketing teams throughout Europe. In order to successfully commercialize NexoBrid, we must successfully manage and operate our marketing, sales, distribution, managerial and other non-technical capabilities, which includes many challenges, such retaining talented personnel; training employees; having the appropriate system of incentives; managing headcount in Europe; and managing business units in Europe. The continued operation of our own sales infrastructure is expensive and time-consuming. Moreover, we do not have substantial experience as a company in operating a significant sales infrastructure and we cannot be certain that we will be able to do so successfully. We will have to compete with other pharmaceutical, biotechnology and wound care companies to recruit, hire, train and retain personnel for medical affairs, marketing and sales. If we are unable to successfully commercialize NexoBrid in Europe, sales of NexoBrid will be severely affected, which will have a material adverse effect on our business, financial condition and results of operations.

The commercial success of NexoBrid and our pipeline products will depend upon their degree of market acceptance.

NexoBrid and our pipeline products may not gain market acceptance by physicians and their teams, healthcare payors and others in the medical community. Although many physicians in burn centers throughout Europe, the United States and other international markets have used NexoBrid for severe burns as part of our clinical trials or since NexoBrid’s commercial launch in Europe and Israel, we cannot guarantee that use of NexoBrid will be accepted in the market. We need to successfully train the physicians and their teams on the use of NexoBrid and its integration into the overall treatment of burns. If NexoBrid and our pipeline products do not achieve an adequate level of acceptance, we may not generate revenue and we may not achieve or sustain profitability. The degree of market acceptance of NexoBrid in Europe, Israel and Argentina and, if we receive marketing approval, in other countries and for our pipeline products, will depend on a number of factors, some of which are beyond our control, including:

•	the willingness of physicians, burn care teams and hospital administrators to administer our products and their acceptance as part of the medical department routine;

•	the consent of hospitals to fund/purchase NexoBrid or obtain third-party coverage or reimbursement for our products;

•	the ability to offer NexoBrid and our pipeline products for sale at an attractive value;

•	the efficacy and potential advantages of NexoBrid and our pipeline products relative to current standard of care;

•	the prevalence and severity of any side effects; and

•	the efficacy, potential advantages and timing of introduction to the market of alternative treatments.

Failure to achieve market acceptance for NexoBrid or any of our pipeline products, if and when they are approved for commercial sale, will have a material adverse effect on our business, financial condition and results of operations.

We may be unable to successfully obtain approval of NexoBrid for treatment of severe burns in the United States and other markets.

In the short term, we plan to rely on sales of NexoBrid in Europe for the treatment of severe burns for a significant portion of our total revenues. However, our continued growth depends, in large part, on our ability to develop and obtain marketing authorization for NexoBrid for treatment of severe burns in additional markets, especially in the United States from the U.S. Food and Drug Administration (the “FDA”). Although we initiated a Phase 3 pivotal study in April 2015 to support a Biologics License Application (“BLA”) submission to the FDA, we will not be able to submit a BLA until the study is complete or until such time that the FDA accepts our BLA submission. We cannot predict whether the study will be successful and, even if it is successful, whether the FDA will accept a BLA submission following this study, how long the FDA will take to review and approve NexoBrid following our BLA submission or whether any such approval in the United States will ultimately be granted. Similarly, we cannot predict how long regulatory authorities outside of the United States and Europe will take to provide NexoBrid with marketing authorization in their jurisdictions or whether such authorizations will be granted at all. A number of companies in the pharmaceutical and biotechnology industry have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier clinical trials. See “—Clinical drug development is a lengthy and expensive process, with an uncertain outcome” and “—Development and commercialization of NexoBrid in the United States and our pipeline products worldwide requires successful completion of the regulatory approval process, and may suffer delays or fail.” The failure to receive such marketing authorization, especially in the United States, would have a materially adverse impact on our business prospects.

We may be unsuccessful in commercializing our products due to unfavorable pricing regulations, third-party coverage and reimbursement policies or healthcare reform initiatives.

While we are executing a country-specific market access strategy, which includes pricing and/or reimbursement targets for NexoBrid in most of Europe, we cannot guarantee that we will receive favorable hospital, regional or national funding or pricing and reimbursement. Additionally, we cannot predict the pricing and reimbursement of NexoBrid or our pipeline products in any other jurisdiction. The regulations that govern marketing approvals, pricing and reimbursement for new products vary widely from country to country, among regions within some countries and among some hospitals. In some foreign jurisdictions, including the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In other countries, coverage negotiations must occur at the regional or hospital level in order to be included in the hospital formulary. Pricing negotiations with governmental authorities at the regional or hospital level can take considerable time after the receipt of marketing approval for a product candidate.

As a result, even after obtaining regulatory approval for a product in a particular country, we may be subject to price regulations or denied or limited by reimbursement or formulary inclusion, which may delay or limit our commercial launch of the product and negatively impact the revenue we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in NexoBrid or our pipeline products, even after obtaining regulatory approval.

Additionally, we cannot be sure that reimbursement will be available for NexoBrid or any pipeline product that we commercialize in the future and, if reimbursement is available, what the level of reimbursement will be. Reimbursement may affect the demand for, the price of, or the budget allocated for reimbursement for any product for which we obtain marketing approval. Obtaining reimbursement for our products may be particularly difficult because of the higher prices often associated with products administered under the supervision of a physician. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize NexoBrid or any pipeline product that we successfully develop. Eligibility for reimbursement does not guarantee that any product will be paid for in all cases or at a rate that covers our costs. Interim payments for new products, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Payment rates may vary according to the use of the product and the clinical setting in which it is used, may be based on payments allowed for lower cost products that are already reimbursed and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of products from countries where they may be sold at lower prices than in certain other countries, such as the United States. In the United States, third-party payors often rely upon other payors, such as a Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our inability to promptly obtain coverage and profitable payment rates from hospital budget, government-funded and private payors for NexoBrid or any pipeline product could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

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

Our market estimates are based on many assumptions, including, but not limited to, reliance on external market research, our own internal research, population estimates, estimates of disease diagnostic rates, treatment trends, and market estimates by third parties. Any of these assumptions can materially impact our forecasts and we cannot be assured that the assumptions are accurate. If the market for any of our products or product candidates is less than this data would suggest, the potential sales for the product or pipeline products in question could be adversely affected, and our inventories and net losses could increase.

Clinical drug development is a lengthy and expensive process, with an uncertain outcome.

We intend to develop and commercialize pipeline products based on our patented proteolytic enzyme technology for new indications, such as for debridement of chronic and other hard-to-heal wounds and treatment of connective tissue and other indications. However, before obtaining regulatory approval for the sale of our pipeline products in any jurisdiction, we must conduct, at our own expense, clinical studies to demonstrate that the products are safe and effective.

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

In the United States and Europe, as well as other jurisdictions, we are required to apply for and receive marketing authorization before we can market our products, as we have already completed for NexoBrid in the European Union, Israel and Argentina. This process can be time-consuming and complicated and may result in unanticipated delays. To secure marketing authorization, an applicant generally is required to submit an application that includes the data supporting preclinical and clinical safety and efficacy as well as detailed information on the manufacturing and control of the product, proposed labeling and other information. Before marketing authorization is granted, regulatory authorities generally require the inspection of the manufacturing facility or facilities and quality systems (including those of third parties) at which the product candidate is manufactured and tested, to assess compliance with strictly enforced current good manufacturing practices (“cGMP”), as well as potential audits of the non-clinical and clinical trial sites that generated the data cited in the marketing authorization application.

We cannot predict how long the applicable regulatory authority or agency will take to grant marketing authorization or whether any such authorizations will ultimately be granted. Regulatory agencies, including the FDA and the EMA, have substantial discretion in the approval process, and the approval process and the requirements governing clinical trials vary from country to country. The policies of the FDA, the EMA or other regulatory authorities may change or may not be explicit, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of NexoBrid or our pipeline products. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States, Europe or elsewhere. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

In addition, any regulatory approval that we receive may also contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product candidate. For example, as part of the EMA regulatory approval process, we agreed to provide further data from a post-marketing Phase 3 clinical trial of NexoBrid. While we believe that the EMA will accept our planned U.S. Phase 3 study to satisfy this post-marketing commitment, if the EMA does not accept such study, we will need to perform another costly study to provide such data. Once a product is approved, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submission of safety and other post-marketing information and reports, registration and continued compliance with cGMP for any clinical trials that we conduct post-approval. Although our manufacturing facility is cGMP-certified, we may face difficulties in obtaining regulatory approval for the manufacturing and quality control process of our pipeline products.

Any delays or failures in obtaining regulatory and marketing approval for NexoBrid in the United States, or for our pipeline products worldwide, would adversely affect our business, prospects, financial condition and results of operations.

We depend on a sole supplier to obtain our intermediate drug substance, bromelain SP, which is necessary for the production of our products.

We currently procure bromelain SP, an intermediate drug substance in the manufacturing of NexoBrid and our pipeline products, from a single supplier, Challenge Bioproducts Corporation Ltd. (“CBC”). CBC’s manufacturing facilities are located in the Republic of China and it uses proprietary methods to manufacture bromelain SP. Our supply agreement with CBC has no fixed expiration date and can be voluntarily terminated by us, with at least six months’ advance written notice, or by CBC, with at least 24 months’ advance written notice. Although we have a contractual right to procure this material from other suppliers, subject to payment of a one-time, non-material licensing fee to CBC, procuring this material from any other source would require time and effort which may interrupt our supply of bromelain SP and may cause an interruption of the supply of NexoBrid and our pipeline products to the marketplace and for future clinical trials or other development purposes. Regulatory authorities could require that we conduct additional studies in support of a new supplier, which could result in significant additional costs or delays. Furthermore, there can be no assurance that we would be able to procure alternative supplies of bromelain SP at all or at comparable quality or competitive prices or upon fair and reasonable contractual terms and conditions. Although we believe that we currently store sufficient inventory of bromelain SP in our warehouse to continue normal operations for approximately two years, this inventory may prove insufficient, and any interruption or failure to source additional bromelain SP from CBC or other third parties in a timely manner, or at all, would adversely affect our business, prospects, financial condition and results of operations.

We have a history of net losses. We expect to continue to incur substantial and increasing net losses for the foreseeable future, and we may never achieve or maintain profitability.

We are not profitable and have incurred significant net losses, including net losses of $18.9 million and $22.1 million for the years ended December 31, 2014 and 2015, respectively. As of December 31, 2015, we had an accumulated deficit of $88.4 million. We expect to incur substantial net losses for the foreseeable future. These losses and negative cash flows have had, and will continue to have, an adverse effect on our shareholders equity and working capital.

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

We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses and future capital requirements may increase if and as we:

•
accelerate our clinical development activities, particularly with respect to our NexoBrid pediatric clinical trial in severe burns in Europe, our continued clinical development of EscharEx for the debridement of chronic and other hard-to-heal wounds and our clinical trials for our product candidate for the treatment of connective tissue disorders or other indications;

•
continue to operate our sales, marketing and distribution infrastructure in Europe and thereafter in the United States to commercialize NexoBrid and any pipeline products for which we obtain marketing approval;

•	further scale-up the manufacturing process for NexoBrid;

•	seek regulatory and marketing approvals for NexoBrid and any pipeline product that successfully completes clinical trials;

•	initiate additional preclinical, clinical or other studies for NexoBrid and our pipeline products and seek to identify and validate new products;

•	acquire rights to other product candidates and technologies;

•	change or add suppliers;

•	maintain, expand and protect our intellectual property portfolio;

•	attract and retain skilled personnel; and

•	experience any delays or encounter issues with any of the above.

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

The process of manufacturing NexoBrid and our pipeline products is complex, highly regulated and subject to the risk of product loss due to contamination, equipment failure or improper installation or operation of equipment, or vendor or operator error. Even minor deviations from normal manufacturing processes or quality requirements for our products could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered in NexoBrid or our pipeline products or in the manufacturing facilities in which NexoBrid or our pipeline products are or will be made, such manufacturing facilities may need to be closed to investigate and remedy the contamination.

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

The manufacturing processes for our products are governed by detailed regulations that are set forth in the current cGMP. Failure by our manufacturing and quality operations unit to adhere to established regulations or to meet a specification or procedure set forth in cGMP requirements could require that a product or material be rejected and destroyed. Our adherence to cGMP regulations and the effectiveness of our quality control systems are periodically assessed through inspections of our manufacturing facility by regulatory authorities. Such inspections could result in deficiency citations, which would require us to take action to correct those deficiencies to the satisfaction of the applicable regulatory authorities. If critical deficiencies are noted or if we are unable to prevent recurrences, we may have to recall products or suspend operations until appropriate measures can be implemented. Since cGMP reflects ever-evolving standards, we need to regularly update our manufacturing processes and procedures to comply with cGMP. These changes may cause us to incur additional costs and may adversely impact our profitability. For example, more sensitive testing assays (if and when they become available or discontinuation of the availability of the disposables used in production) may be required or existing procedures or processes may require revalidation, all of which may be costly and time-consuming and could delay or prevent the manufacturing of NexoBrid or launch of a new product.

Our agreements with Teva Pharmaceutical Industries Ltd., PolyHeal Ltd. and Pliva Croatia Ltd. have been terminated, expired or are otherwise not being performed and it is uncertain whether we will have continuing obligations or liabilities under these agreements.

In 2010 we entered into a series of agreements with Teva Pharmaceutical Industries Ltd. (“Teva”), and PolyHeal Ltd. (“PolyHeal”), to collaborate in the development, manufacturing and commercialization of PolyHeal’s wound product (the “PolyHeal Product”). Under the 2010 series of agreements between PolyHeal and the company (collectively, the “2010 PolyHeal Agreements”), PolyHeal granted us an exclusive global license to develop, manufacture and commercialize the PolyHeal Product, and we granted an exclusive sub-license to Teva to commercialize the PolyHeal Product worldwide. In addition, in accordance with the 2010 PolyHeal Agreements, Teva made investments in our ordinary shares and agreed to fund our research and development expenses and certain manufacturing costs and perform all marketing activities for the PolyHeal Product, under the 2010 PolyHeal Agreement. On November 15, 2012, we informed Teva of the first administration of the next generation of the PolyHeal Product in humans, which constituted a milestone under the 2010 PolyHeal Agreements. Upon achievement of this milestone, Teva was required to invest an additional $6.8 million in exchange for our ordinary shares, and following and pending such investment, we were required to purchase, for an identical amount, ordinary shares of PolyHeal from its existing shareholders. We have commenced discussions regarding this matter with Teva, however, as of the date of this annual report, we have not received the milestone investment from Teva and we cannot assure you that Teva will invest this amount in the future. Consequently, we are not under any obligation to purchase, and have not purchased, any additional shares of PolyHeal from its shareholders.

On September 15, 2014, a statement of claim was filed against the company by certain shareholders of PolyHeal. The plaintiffs allege that the company is obligated to pay them a total amount of approximately $1.5 million in exchange for their respective portion of PolyHeal’s shares, following the milestone occurrence. On December 14, 2014, the company filed a petition for a right to defend (the “Petition”), in which it: (i) rejected the arguments raised against it in the statement of claim; (ii) emphasized that its obligation under the 2010 PolyHeal Agreement to purchase the 7.5% of PolyHeal’s shares is subject to the consumption of the deferred closing, as defined in the 2010 PolyHeal Agreement, including the receipt of the funds from Teva on a “back to back” basis; and (iii) stated that since no such payment has been made by Teva, the company is not subject to any obligation to purchase PolyHeal shares and/or make any payments to PolyHeal’s shareholders. A hearing relating to the Petition was held before the Tel Aviv-Jaffa District Court on February 16, 2015 in which the court accepted the Petition and allowed the company to file a statement of defense, which it filed on July 6, 2015. A preliminary hearing has been scheduled for February 10, 2016. However, in the event the Tel Aviv-Jaffa District Court determines that our obligation to purchase such shares is independent of Teva’s fulfillment of its investment obligation, we will be required to purchase additional ordinary shares of PolyHeal in an amount of approximately $1.5 million and could be required to purchase an equivalent of $5.3 million of additional ordinary shares of PolyHeal from other existing shareholders even if we do not receive such investment from Teva. Based on the advice of our external legal counsel, we believe that we have substantive defenses to, and intend to vigorously defend ourselves against, the claim. However, the outcome of litigation is always uncertain and the actual outcome of any such proceedings may materially differ from estimates and could result in losses material to our consolidated results of operations, liquidity or financial condition.

In addition, we believe that Teva is obligated to us for payments totaling an aggregate of $4.7 million pursuant to a 2007 collaboration agreement between Teva and the company (the “2007 Teva Agreement”) and the 2010 PolyHeal Agreements. We have commenced discussions with Teva regarding these payments, which are primarily reimbursement for development and manufacturing costs that we believe were to be borne by Teva through the effective date of termination of such agreements in December 2012.

In December 2012, we entered into a distribution agreement with a wholly-owned subsidiary of Teva (the “Teva Subsidiary”), pursuant to which the Teva Subsidiary would have the right to distribute the PolyHeal Product in Russia and Ukraine. We refer to this agreement as the Pliva Agreement. In 2013, our license agreement with PolyHeal expired as a result of the termination of our collaboration with Teva under the 2010 PolyHeal Agreements. See “ITEM 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.” As a result, we no longer hold the rights to commercialize the PolyHeal Product. There is no certainty that we will reach an agreement on mutually acceptable terms, or that such termination and its terms will be determined independently and not as part of a settlement of our payment demands to Teva relating to the 2007 Teva Agreement and the 2010 PolyHeal Agreements, as described above. Therefore, we cannot preclude the possibility of an adverse settlement relating to such termination, including a payment from us to the Teva Subsidiary, which could have an adverse effect on our financial condition and results of operation.

Furthermore, if we are unable to reach a negotiated settlement with Teva and the Teva Subsidiary relating to our disputes under the 2007 Teva Agreement, the 2010 PolyHeal Agreements or the Pliva Agreement, these matters may result in the continuation of the existing litigation or new litigation or arbitration proceedings, any of which  would materially increase our expenses and may disrupt our management’s focus on our business.

NexoBrid, our current pipeline products or future product candidates may cause unanticipated and undesirable side effects or have other properties, which are currently unknown to us.

NexoBrid and all of our current pipeline products rely on our patented proteolytic enzyme technology, although their specific formulations or mode of applications may vary. Like most pharmaceutical products, our approval labels in Europe, Israel and Argentina for NexoBrid lists certain side effects. If we or others identify previously unknown problems with NexoBrid or its underlying proteolytic enzymes, including adverse events of unanticipated severity or frequency, problems with our manufacturers or manufacturing processes, or failure to comply with regulatory requirements, the following consequences, among others, may occur:

•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market or voluntary or mandatory product recalls;

•	fines, warning letters or holds on clinical trials;

•	harm to our reputation, reduced demand for our products and loss of market acceptance;

•	refusal by the applicable regulatory authority to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; and

•	injunctions or the imposition of civil or criminal penalties.

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

The medical, biotechnology and pharmaceutical industries are intensely competitive and subject to significant technological and practice changes. We may face competition from many different sources with respect to NexoBrid, our pipeline products or any product candidates that we may seek to develop or commercialize in the future. Possible competitors may be medical practitioners, pharmaceutical and wound care companies, academic and medical institutions, governmental agencies and public and private research institutions, among others. Should any competitor’s product candidates receive regulatory or marketing approval prior to ours, they may establish a strong market position and be difficult to displace, or may diminish the need for our products.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products, treatments or procedures that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any product that we may develop. In addition, we face competition from the current standard of care for eschar removal in severe burns, which is surgery, where debridement can occur by tangential excision, dermabrasion or hydro jet, or non-surgical alternatives, such as topical medications applied to the eschar to facilitate the natural healing process. We face competition in the removal of eschar in severe burns from Smith & Nephew Plc’s Santyl, a collagenase-based product indicated for debriding chronic dermal ulcers and severely burned areas. In chronic and other hard-to-heal wounds, we expect to face competition from other debriding agents and wound bed preparation techniques, such as sharp debridement, surgery and topical medication such as gels and enzymes. With respect to the treatment of connective tissue disorders, our primary competitor, if and when we enter this market, will likely be Endo Pharmaceuticals, Inc., which produces Xiaflex, a collagenase-based drug for the treatment of Dupuytren’s and Peyronie’s diseases. Xiaflex has received marketing approval in the United States for such indications and in the European Union, under the name Xiapex, for Dupuytren’s disease. Additionally, in the United States, Xiaflex has orphan drug designation for treatment of both Dupuytren’s and Peyronie’s diseases. Accordingly, we may not be permitted to market a product that competes with Xiaflex in the United States for such indications until the expiration of its orphan market exclusivity period, which we believe occurs in 2017 and 2023 for Dupuytren’s and Peyronie’s diseases, respectively. We also cannot confirm at this stage of development that our pipeline products, if approved, will be superior or comparable to Xiaflex.

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

The marketing approval for NexoBrid in the European Union, Israel and Argentina is limited to the treatment of deep partial- and full-thickness burns in adults. In addition, any additional regulatory approval of NexoBrid for severe burns and any regulatory approval we may receive for any of our pipeline products in the future, if any, would be limited to those specific indications for which such pipeline product had been deemed safe and effective by the EMA, the FDA or other regulatory authority. Additionally, labeling restrictions may also limit the manner in which a product may be used. For example, NexoBrid’s label provides that it should only be used in specialized burns centers or by burn specialists and should not be applied to more than 15% of the patient’s total body surface area. It is not, however, unusual for physicians to prescribe medication for unapproved, or “off-label,” uses or in a manner that is inconsistent with the manufacturer’s labeling. To the extent such off-label uses are pervasive and produce results such as reduced efficacy or other adverse effects, the reputation of our products in the marketplace may suffer. In addition, should any of our future products have a significant price difference and if they are used interchangeably, off-label uses may cause a decline in our revenues or potential revenues.

Furthermore, while physicians may choose to prescribe treatments for uses that are not described in the product’s labeling and for uses that differ from those approved by regulatory authorities, our ability to promote the products is limited to those indications that are specifically approved by the EMA, the FDA or other regulatory authorities. Although regulatory authorities generally do not regulate the behavior of physicians, they do restrict communications by companies on the subject of off-label use. If our promotional activities fail to comply with these regulations or guidelines, we may be subject to warnings from, or enforcement action by, these authorities. In the United States, “off-label promotion” by pharmaceutical companies has resulted in significant litigation under the Federal False Claims Act, violations of which may result in substantial civil penalties and fines. More generally, failure to follow the rules and guidelines of regulatory agencies relating to promotion and advertising, such as that promotional materials not be false or misleading, can result in refusal to approve a product, the suspension or withdrawal of an approved product from the market, product recalls, fines, disgorgement of money, operating restrictions, injunctions or criminal prosecution.

If we fail to manage our growth effectively, our business could be disrupted.

Our future financial performance and ability to successfully commercialize our products and to compete effectively will depend, in part, on our ability to manage any future growth effectively. We have made and expect to continue to make significant investments to enable our future growth through, among other things, new product development, clinical trials for new indications and expansion of our marketing and sales infrastructure. While we believe that our current manufacturing capacity is sufficient to meet the expected initial commercial demand for NexoBrid, we are planning to increase the capacity by constructing an additional manufacturing facility, which we estimate will be completed during 2019 and cost approximately $10 million. We must also be prepared to expand our work force and train, motivate and manage additional employees as the need for additional personnel arises. Even following expansion, our facilities, personnel, systems, procedures and controls may not be adequate to support our future operations, or we may expand, but then fail to grow our sales of NexoBrid or our pipeline products sufficiently to support such operational growth. Any failure to manage future growth effectively could have a material adverse effect on our business and results of operations.

We may need substantial additional capital in the future, which may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our pipeline products or intellectual property. If additional capital is not available, we may have to delay, reduce or cease operations.

We may seek additional funding in the future, which may consist of equity offerings, collaborations, licensing arrangements or any other means to develop our pipeline products, increase our commercial manufacturing capabilities, operate our sales and marketing capabilities or other general corporate purposes. Securing additional financing may divert our management from our day-to-day activities, which may adversely affect our ability to develop and commercialize NexoBrid and our pipeline products. Additional funding may not be available to us on acceptable terms, or at all.

To the extent that we raise additional capital through, for example, the sale of equity or convertible debt securities, our existing shareholders’ ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect our shareholders’ rights. The incurrence of indebtedness or the issuance of certain equity securities could result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt or to issue additional equity, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, the issuance of additional equity securities by us, or the possibility of such issuance, may cause the market price of our ordinary shares to decline. In the event that we enter into collaborations or licensing arrangements in order to raise capital, we may be required to accept unfavorable terms, including relinquishing or licensing to a third party on unfavorable terms our rights to product candidates or intellectual property that we otherwise would seek to develop or commercialize ourselves or reserve for future potential arrangements when we might be able to achieve more favorable terms.

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

We are dependent on our contract with the U.S. Biomedical Advanced Research and Development Authority to fund our Phase 3 pivotal study and other development activities of NexoBrid in the United States, and if we do not continue to receive funding under this contract, we may need to obtain alternative sources of funding.

In September 2015, we were awarded a contract by BARDA valued at up to $112 million for the advancement of the development and manufacturing, as well as the procurement, of NexoBrid in the United States. Under the contract, BARDA has agreed to fund up to $24 million of the development costs of NexoBrid in the United States and we expect a significant portion of the funding for our Phase 3 pivotal study of NexoBrid in the United States will come from BARDA. However, the contract provides that BARDA may terminate the contract at any time at its convenience without any further funding obligations.  There can be no assurances that BARDA will not terminate the contract. Changes in government budgets and agendas may result in a decreased and de-prioritized emphasis on supporting the development of products for the treatment of severe burns such as NexoBrid.  Although we are using a portion of the net proceeds from our initial public offering (“IPO”) to fund our NexoBrid development program, any reduction or delay in BARDA funding may force us to suspend the program or seek alternative funding, which may not be available on non-dilutive terms, terms favorable to us or at all. Further, although the contract contains an unexercised option for additional funding by BARDA to support the NexoBrid development program, we cannot make any assurances as to when or whether the option will be exercised.

Exchange rate fluctuations between the U.S. dollar and the Israeli shekel, the Euro and other non-U.S. currencies may negatively affect our earnings.

The dollar is our functional and reporting currency. However, a significant portion of our operating expenses are incurred in Israeli shekels and Euros. As a result, we are exposed to the risks that the shekel may appreciate relative to the dollar, or, if the shekel instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the shekel, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the shekel against the dollar. For example, the dollar depreciated relative to the shekel by 7.0% in 2013. While the dollar appreciated relative to the shekel by 12% and 0.3% in 2014 and 2015, respectively, there is no guarantee that the prior trend of dollar devaluation relative to the shekel will not return in the future. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

In addition, we expect that our revenues will continue to be denominated in currencies other than the dollar and the shekel, such as the Euro. Therefore, our operating results and cash flows are also subject to fluctuations due to changes in the relative values of the dollar and these foreign currencies. These fluctuations could negatively affect our operating results and could cause them to vary from quarter to quarter. Furthermore, to the extent that we receive revenues from sales in certain countries, such as certain countries in the Asia Pacific region, where our sales are expected to be denominated in dollars, a strengthening of the dollar in relation to other currencies could make our products less competitive in those foreign markets and collection of receivables more difficult. For further information, see “ITEM 11. Quantitative and Qualitative Disclosures About Market Risk” elsewhere in this annual report.

Certain of our business practices could become subject to scrutiny by regulatory authorities, as well as to lawsuits brought by private citizens. Failure to comply with applicable law or an adverse decision in lawsuits may result in adverse consequences to us.

The laws governing our conduct in the United States are enforceable by criminal, civil and administrative penalties. Violations of laws such as the Federal Food, Drug and Cosmetic Act (the “FDCA”), the Public Health Service Act, the Federal False Claims Act, provisions of the U.S. Social Security Act, including the provision known as the “Anti-Kickback Law,” or any regulations promulgated under their authority, may result in various administrative, civil and criminal sanctions, jail sentences, fines or exclusion from federal and state programs, as may be determined by Medicare, Medicaid, other regulatory authorities and the courts. There can be no assurance that our activities will not come under the scrutiny of regulators and other government authorities or that our practices will not be found to violate applicable laws, rules and regulations or prompt lawsuits by private citizen “relators” under federal or state false claims laws.

For example, under the Anti-Kickback Law, and similar state laws and regulations, even common business arrangements, such as discounted terms and volume incentives for customers in a position to recommend or choose drugs and devices for patients, such as physicians and hospitals, can result in substantial legal penalties, including, among other things, exclusion from Medicare and Medicaid programs. As a result, arrangements with potential referral sources must be structured with care to comply with applicable requirements. Also, certain business practices, such as payment of consulting fees to healthcare providers, sponsorship of educational or research grants, charitable donations, interactions with healthcare providers and financial support for continuing medical education programs, must be conducted within narrowly prescribed and controlled limits to avoid any possibility of wrongfully influencing healthcare providers to prescribe or purchase particular products or of rewarding past prescribing.

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

To enhance compliance with applicable healthcare laws, and mitigate potential liability in the event of noncompliance, regulatory authorities, such as the Office of Inspector General of the U.S. Department of Health and Human Services (the “OIG”), have recommended the adoption and implementation of a comprehensive health care compliance program that generally contains the elements of an effective compliance and ethics program described in Section 8B2.1 of the U.S. Sentencing Commission Guidelines Manual. Increasing numbers of U.S.-based pharmaceutical companies have such programs. As NexoBrid is not yet approved for marketing in the United States, we have not adopted U.S. healthcare compliance and ethics programs that generally incorporate the OIG’s recommendations. Even if we do adopt such compliance and ethics programs in the future, there can be no assurance that we will avoid any compliance issues.

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

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations may involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, including, without limitation, damages, fines, imprisonment, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations, which could have a material adverse effect on our business. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found not to be in compliance with applicable laws, it may be subject to criminal, civil or administrative sanctions, including exclusions from participation in government healthcare programs, which could also materially affect our business.

As a public company with securities registered under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”). The FCPA and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. While we continue to maintain and enhance internal policies mandating compliance with these anti-bribery laws, we may operate in parts of the world that have experienced governmental corruption to some degree and in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices or may require us to interact with doctors and hospitals, some of which may be state controlled, in a manner that is different than in the United States. Our internal control policies and procedures may not be sufficient to effectively protect us against reckless or criminal acts committed by our employees or agents. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our financial condition, results of operations and cash flows.

Laws and regulations affecting government contracts make it more costly and difficult for us to successfully conduct our business.

We must comply with numerous laws and regulations relating to the formation, administration and performance of government contracts, which can make it more difficult for us to retain our rights under our BARDA contract. These laws and regulations affect how we conduct business with government agencies. Among the most significant government contracting regulations that affect our business are:

•
the Federal Acquisition Regulations (“FAR”) and agency-specific regulations supplemental to the FAR, which comprehensively regulate the procurement, formation, administration and performance of government contracts;

•
business ethics and public integrity obligations, which govern conflicts of interest and the hiring of former government employees, restrict the granting of gratuities and funding of lobbying activities and include other requirements such as the Anti-Kickback Statute and Foreign Corrupt Practices Act;

•	export and import control laws and regulations; and

•	laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

Any material changes in applicable laws and regulations could restrict our ability to maintain our existing BARDA contract or obtain new contracts with the U.S. federal government.

We could be subject to product liability lawsuits, which could result in costly and time-consuming litigation and significant liabilities.

The development of biopharmaceutical products involves an inherent risk of product liability claims and associated adverse publicity. Our products may be found to be harmful or to contain harmful substances. This exposes us to substantial risk of litigation and liability or may force us to discontinue production of certain products. Although we have product liability insurance covering up to $10.0 million in claims in the European Union, Israel and Argentina, the coverage may not insure us against all claims that may be asserted against us. Product liability insurance is costly and often limited in scope. There can be no assurance that we will be able to obtain or maintain insurance on reasonable terms or to otherwise protect ourselves against potential product liability claims that could impede or prevent commercialization of NexoBrid or our pipeline products. Furthermore, a product liability claim could damage our reputation, whether or not such claims are covered by insurance or are with or without merit. A product liability claim against us or the withdrawal of a product from the market could have a material adverse effect on our business or financial condition. Furthermore, product liability lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management’s time and attention, which could seriously harm our business.

Our success depends in part on our ability to obtain and maintain protection for the intellectual property relating to, or incorporated into, our technology and products.

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

As of December 31, 2015, we had been granted a total of 58 patents and have 16 pending national phase applications. The family of patents that covers NexoBrid specifically includes 33 granted patents worldwide and three pending applications. However, there can be no assurance that patent applications relating to our products, processes or technologies will result in patents being issued, that any patents that have been issued will be adequate to protect our intellectual property or that we will enjoy patent protection for any significant period of time. Additionally, any issued patents may be challenged by third parties, and patents that we hold may be found by a judicial authority to be invalid or unenforceable. Other parties may independently develop similar or competing technology or design around any patents that may be issued to or held by us. Our current patents will expire or they may otherwise cease to provide meaningful competitive advantage, and we may be unable to adequately develop new technologies and obtain future patent protection to preserve our competitive advantage or avoid adverse effects on our business.

At present, we consider our patents relating to our proteolytic enzyme technology, which underlies NexoBrid and our current pipeline products, to be material to the operation of our business as a whole. Our patents which cover NexoBrid claim specific mixtures of proteolytic enzymes, methods of producing such mixtures and methods of treatment using such mixtures. Although the protection achieved is significant for NexoBrid and our pipeline products, when looking at our patents’ ability to block competition, the protection offered by our patents may be, to some extent, more limited than the protection provided by patents which claim chemical structures which were previously unknown. If our patents covering NexoBrid in various jurisdictions were subject to a successful challenge or if a competitor were able to successfully design around them, our business and competitive advantage could be significantly affected.

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

In addition, our competitors or others may design around our patents or protected technologies. Effective protection of our intellectual property rights may also be unavailable or limited in some countries, and even if available, we may fail to pursue or obtain necessary intellectual property protection in such countries, including because filing, prosecuting, maintaining and defending patents on product candidates in all countries throughout the world would be prohibitively expensive. In addition, the legal systems of certain countries do not favor the aggressive enforcement of patents and other intellectual property rights, and the laws of certain foreign countries do not protect our rights to the same extent as the laws of the United States. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products, and we may be unable to prevent such competitors from importing such infringing products into territories where we have patent protection but where enforcement is not as strong as in the United States or into jurisdictions in which we do not have patent protection. These products may compete with our product candidates and our patents and other intellectual property rights may not be effective or sufficient to prevent them from competing in those jurisdictions.

In order to preserve and enforce our patent and other intellectual property rights, we may need to assert claims or file lawsuits against third parties. Such lawsuits could entail significant costs to us and divert our management’s attention from developing and commercializing our products. Lawsuits may ultimately be unsuccessful and may also subject us to counterclaims and cause our intellectual property rights to be challenged, narrowed, invalidated or held to be unenforceable.

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

We rely on proprietary information, such as trade secrets, know-how and confidential information, to protect intellectual property that may not be patentable or that we believe is best protected by means that do not require public disclosure. We generally seek to protect this proprietary information by entering into confidentiality agreements, or consulting, services or employment agreements that contain non-disclosure and non-use provisions with our employees, consultants, contractors, scientific advisors and third parties. However, we may fail to enter into the necessary agreements, and even if entered into, these agreements may be breached or otherwise fail to prevent disclosure, third-party infringement or misappropriation of our proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. We have limited control over the protection of trade secrets used by our suppliers and service providers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, our proprietary information may otherwise become known or be independently developed by our competitors or other third parties. To the extent that our employees, consultants, contractors, scientific advisors and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our and relevant third parties’ proprietary rights and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position. In addition, if a third party is able to establish that we are using their proprietary information without their permission, we may be required to obtain a license to such information or, if such a license is not available, re-design our products to avoid any such unauthorized use or temporarily delay or permanently stop manufacturing or sales of the affected products. Furthermore, laws regarding trade secret rights in certain markets where we operate may afford little or no protection to our trade secrets.

We also rely on physical and electronic security measures to protect our proprietary information, but we cannot provide assurance that these security measures will not be breached or will provide adequate protection for our property. There is a risk that third parties may obtain and improperly utilize our proprietary information to our competitive disadvantage. We may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to enforce our intellectual property rights.

Some of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including potential competitors. While we take steps to prevent our employees from using the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have inadvertently or otherwise used or disclosed intellectual property, trade secrets or other proprietary information of any such employee’s former employer. Litigation may be necessary to defend against these claims and, even if we are successful in defending ourselves, could result in substantial costs to us or be distracting to our management. If we fail to defend any such claims successfully, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel.

If we are unable to protect our trademarks from infringement, our business prospects may be harmed.

We own trademarks that identify “MediWound,” “NexoBrid” and “EscharEx,” among others, and have registered these trademarks in certain key markets. Although we take steps to monitor the possible infringement or misuse of our trademarks, it is possible that third parties may infringe, dilute or otherwise violate our trademark rights. Any unauthorized use of our trademarks could harm our reputation or commercial interests. In addition, our enforcement against third-party infringers or violators may be unduly expensive and time-consuming, and the outcome may be an inadequate remedy.

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

There have been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. In addition, to the extent that we gain greater visibility and market exposure as a public company in the United States, we face a greater risk of being involved in such litigation. In addition to infringement claims against us, we may become a party to other patent litigation and other proceedings, including interference, opposition, re-examination and similar proceedings before the U.S. Patent and Trademark Office and its foreign counterparts, regarding intellectual property rights with respect to NexoBrid or our pipeline products. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. A negative outcome could result in liability for monetary damages, including treble damages and attorneys’ fees if, for example, we are found to have willfully infringed a patent. A finding of infringement could prevent us from developing, marketing or selling a product or force us to cease some or all of our business operations. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace, and patent litigation and other proceedings may also absorb significant management time.

We are subject to extensive environmental, health and safety, and other laws and regulations.

Our business involves the controlled use of chemicals. The risk of accidental contamination or injury from these materials cannot be eliminated. If an accident, spill or release of any such chemicals or substances occurs, we could be held liable for resulting damages, including for investigation, remediation and monitoring of the contamination, including natural resource damages, the costs of which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures. Although we maintain workers’ compensation insurance to cover the costs and expenses that may be incurred because of injuries to our employees resulting from the use of these materials, this insurance may not provide adequate coverage against potential liabilities. Additional or more stringent laws and regulations affecting our operations may be adopted in the future. We may incur substantial capital costs and operating expenses and may be required to obtain consents to comply with any of these or certain other laws or regulations and the terms and conditions of any permits required pursuant to such laws and regulations, including costs to install new or updated pollution control equipment, modify our operations or perform other corrective actions at our respective facilities. In addition, fines and penalties may be imposed for noncompliance with environmental, health and safety and other laws and regulations or for the failure to have, or comply with the terms and conditions of, required environmental or other permits or consents.

Under applicable employment laws, we may not be able to enforce covenants not to compete.

We generally enter into non-competition agreements with our employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors or clients for a limited period. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefitting from the expertise our former employees or consultants developed while working for us. For example, Israeli labor courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the protection of a company’s trade secrets or other intellectual property.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been developed for us by our employees in the course of their employment. Under the Israeli Patent Law, 5727-1967 (the “Patent Law”), inventions conceived by an employee during the term and as part of the scope of his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee (the “Committee”), a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his inventions. Recent decisions by the Committee, which have been upheld by the Israeli Supreme Court on appeal, have created uncertainty in this area, as it held that employees may be entitled to remuneration for their service inventions despite having specifically waived any such rights. However, a recent decision by the Committee held that such right can be waived by the employee. The Committee further held that an explicit reference to the waived right is not necessary in every circumstance in order for the employee’s waiver to be valid. The waiver can be formalized in writing or orally or be implied by the actions of the parties in accordance with the rules of interpretation of Israeli contract law. We generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us. Although our employees have agreed to assign to us service invention rights and have specifically waived any right to receive any special remuneration for such assignment beyond their regular salary and benefits, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current or former employees or be forced to litigate such claims, which could negatively affect our business.

Potential future acquisitions of companies or technologies may distract our management, may disrupt our business and may not yield the returns expected.

We may acquire or make investments in businesses, technologies or products, whether complementary or otherwise, as a means to expand our business, if appropriate opportunities arise. We cannot give assurances that we will be able to identify future suitable acquisition or investment candidates or, if we do identify suitable candidates, that we will be able to make such acquisitions or investments on reasonable terms or at all. In addition, we have no prior experience in integrating acquisitions and we could experience difficulties incorporating an acquired company’s personnel, operations, technology or product offerings into our own or retaining and motivating key personnel from an acquired company. We may also incur unanticipated liabilities. The financing of any such acquisition or investment, or of a significant general expansion of our business, may not be readily available on favorable terms or at all. Any significant acquisition or investment, or major expansion of our business, may require us to explore external financing sources, such as an offering of our equity or debt securities. We cannot be certain that these financing sources will be available to us or that we will be able to negotiate commercially reasonable terms for any such financing, or that our actual cash requirements for an acquisition, investment or expansion will not be greater than anticipated. In addition, any indebtedness that we may incur in such a financing may inhibit our operational freedom, and any equity securities that we may issue in connection with such a financing would dilute our shareholders. Any such difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. Furthermore, we cannot provide any assurance that we will realize the anticipated benefits or synergies of any such acquisition or investment.

Risks Related to an Investment in Our Ordinary Shares

The market price of our ordinary shares may be subject to fluctuation and you could lose all or part of your investment.

Our ordinary shares were first offered publicly in our IPO in March 2014 at a price of $14.00 per share, and our ordinary shares have subsequently traded as high as $18.16 per share and as low as $4.88 per share through January 15, 2016. The market price of our ordinary shares on the NASDAQ Global Market may fluctuate as a result of a number of factors, some of which are beyond our control, including, but not limited to:

•	actual or anticipated variations in our and our competitors’ results of operations and financial condition;

•	market acceptance of our products;

•	general economic and market conditions and other factors, including factors unrelated to our operating performance;

•	the mix of products that we sell and related services that we provide;

•	changes in earnings estimates or recommendations by securities analysts, if our ordinary shares continue to be covered by analysts;

•	publication of the results of preclinical or clinical trials for NexoBrid or any of our pipeline products;

•	failure by us to achieve a publicly announced milestone;

•	delays between our expenditures to develop and market new or enhanced products and the generation of sales from those products;

•	development of technological innovations or new competitive products by others;

•	announcements of technological innovations or new products by us;

•	regulatory developments and the decisions of regulatory authorities as to the marketing of our current products or the approval or rejection of new or modified products;

•	developments concerning intellectual property rights, including our involvement in litigation;

•	changes in our expenditures to develop, acquire or license new products, technologies or businesses;

•	changes in our expenditures to promote our products;

•	our sale or proposed sale, or the sale by our significant shareholders, of our ordinary shares or other securities in the future;

•	changes in key personnel;

•	success or failure of our research and development projects or those of our competitors; and

•	the trading volume of our ordinary shares.

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

If our existing shareholders, particularly certain of our directors or their affiliates or certain of our executive officers, sell a substantial number of our ordinary shares in the public market, the market price of our ordinary shares could decrease significantly. The perception in the public market that our shareholders might sell our ordinary shares could also depress the market price of our ordinary shares and could impair our future ability to obtain capital, especially through an offering of equity securities. As of January 15, 2016, the holders of 11,640,827 ordinary shares were entitled to require that we register their shares under the Securities Act for resale into the public markets. All shares sold pursuant to an offering covered by such registration statement will be freely transferable. See “ITEM 7.B. Related Party Transactions—Registration Rights Agreement.” Sales by us or our shareholders of a substantial number of ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

In addition to these registration rights, as of January 15, 2016, 2,333,224 ordinary shares (including grant of 90,000 options to purchase ordinary shares to our chairman of the Board and our President and CEO, which was approved by our compensation committee and is subject to approval of our shareholders at the extraordinary general meeting of our shareholders scheduled for January 28, 2016) shares are subject to outstanding option awards granted to employees and office holders under our share incentive plans, including 1,550,475 ordinary shares issuable under currently exercisable share options. On April 28, 2014, we filed a registration statement on Form S-8 registering up to 3,032,742 ordinary shares issuable under our share incentive plans, which amount included 2,178,806 ordinary shares issuable upon the exercise of option awards previously granted under our 2003 Israeli Share Option Plan and 853,936 ordinary shares issuable under our 2014 Equity Incentive Plan. As of January 15, 2016, 2,931,292 shares remained available for issuance under our share incentive plans, which amount includes 2,333,224 ordinary shares subject to outstanding awards. Shares included in such registration statement may be freely sold in the public market upon issuance, except for shares held by affiliates who have certain restrictions on their ability to sell.

The significant share ownership position of Clal Biotechnology Industries Ltd. may limit your ability to influence corporate matters.

As of January 15, 2016, Clal Biotechnology Industries Ltd. (“CBI”), beneficially owns or controls, directly and indirectly, 44.8% of our issued and outstanding ordinary shares. Accordingly, CBI is able to significantly influence the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors and the outcome of any proposed merger or consolidation of the company. CBI’s interests may not be consistent with those of our other shareholders. In addition, CBI’s significant interest in us may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of our ordinary shares.

We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid cash dividends on our share capital, nor do we anticipate paying any cash dividends on our share capital in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our ordinary shares will be an investor’s sole source of gain for the foreseeable future. In addition, Israeli law limits our ability to declare and pay dividends, and may subject our dividends to Israeli withholding taxes. See “ITEM 8.A. Consolidated Statements and Other Financial Information—Dividend Policy,” “ITEM 10.B. Articles of Association—Dividend and liquidation rights” and “ITEM 10.E. Taxation—Israeli Tax Considerations and Government Programs.”

As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable SEC and NASDAQ requirements.

As a foreign private issuer, we are permitted to, and do, follow certain home country corporate governance practices instead of those otherwise required under the NASDAQ Stock Market for domestic U.S. issuers. For instance, we follow home country practice in Israel with regard to the (i) quorum requirement for shareholder meetings, (ii) independent director oversight of director nominations requirement and (iii) independence requirement for the board of directors. See “ITEM 16G. Corporate Governance.” We may in the future elect to follow home country practices in Israel with regard to other matters as well, such as the formation and composition of the nominating and corporate governance committee, separate executive sessions of independent directors and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NASDAQ Global Market may provide less protection to you than what is accorded to investors under the NASDAQ Stock Market rules applicable to domestic U.S. issuers. See “ITEM 16G. Corporate Governance.”

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

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our Chief Executive Officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis. Nevertheless, the regulations promulgated under the Israeli Companies Law require us to disclose the annual compensation of our five most highly compensated officers on an individual, rather than on an aggregate, basis. See “ITEM 6.B. Compensation.” Under the Companies Law regulations, this disclosure is required to be included in the proxy statement for our annual meeting of shareholders each year, which we furnish to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K. Because of that disclosure requirement under Israeli law, we are also including such information in this annual report, pursuant to the disclosure requirements of Form 20-F.

We would lose our foreign private issuer status if a majority of our directors or executive officers are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we lose our foreign private issuer status, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would also be required to follow U.S. proxy disclosure requirements, including the requirement to disclose more detailed information about the compensation of our senior executive officers on an individual basis. We may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not emerging growth companies. Most of such requirements relate to disclosures that we would only be required to make if we cease to be a foreign private issuer in the future. Nevertheless, as a foreign private issuer that is an emerging growth company, we will not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for up to five fiscal years after the date of our initial public offering. We will remain an emerging growth company until the earliest of: (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.0 billion; (b) December 31, 2019, the last day of our fiscal year following the fifth anniversary of the closing of our initial public offering; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find our ordinary shares less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, or if our internal controls over financial reporting are not effective, investors may lose confidence in the accuracy and the completeness of our financial reports, the reliability of our financial statements may be questioned and our share price may suffer.

We are required to comply with the internal control, evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) as of this annual report. Pursuant to Section 404(a) of the Sarbanes-Oxley Act, beginning with our annual report for the fiscal year ended December 31, 2015, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting. Accordingly, during the fiscal year ended December 31, 2015, our management commenced the process of determining whether our internal control over financial reporting systems is effective under Section 404(a). Additionally, pursuant to Section 404(b) of the Sarbanes-Oxley Act, beginning with our annual report for the fiscal year ended December 31, 2015, unless we lose our status as an “emerging growth company” under the JOBS Act prior to the end of the fiscal year in which the fifth anniversary of our IPO occurred, we will not be required to obtain an auditor attestation under Section 404 of the Sarbanes-Oxley Act until the year ended December 31, 2019.

To maintain the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, we expect that we will need to continue enhancing existing, and implement new, financial reporting and management systems, procedures and controls to manage our business effectively and support our growth in the future. The process of evaluating our internal control over financial reporting will require an investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. The determination and any remedial actions required could divert internal resources and take a significant amount of time and effort to complete and could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants.

Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently, it could adversely affect our operations, financial reporting or results of operations and could result in an adverse opinion on internal controls from our independent auditors. Further, if our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned and our share price may suffer.

As a public company we may become subject to further compliance obligations, which may strain our resources and divert management's attention.

Changing laws, regulations and standards, in the United States or Israel, relating to corporate governance and public disclosure and other matters, may be implemented in the future, which may increase our legal and financial compliance costs, make some activities more time consuming and divert management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. Being a publicly traded company in the United States and being subject to U.S. rules and regulations make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Based on certain estimates of our gross income and gross assets and the nature of our business, we do not believe we were classified as a PFIC for the taxable year ending December 31, 2015. There can be no assurance that we will not be considered a PFIC for any future taxable year. PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders (as defined in “ITEM 10.E. Taxation—United States Federal Income Taxation”), and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. However, we do not intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we are classified as a PFIC. See “ITEM 10.E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”

Risks Primarily Related to our Operations in Israel

Our headquarters, manufacturing and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our headquarters, manufacturing and research and development facilities are located in Yavne, Israel. In addition, the majority of our key employees, officers and directors are residents of Israel. In recent years, these have included hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza strip, both of which resulted in rockets being fired into Israel causing casualties and disruption of economic activities. Most recently, in July 2014, an armed conflict commenced between Israel and Hamas. In addition, Israel faces threats from more distant neighbors, particularly Iran.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflict involving Israel could adversely affect our operations and results of operations.

Further, our operations could be disrupted by the obligations of personnel to perform military service. As of December 31, 2015, we had 46 employees based in Israel, certain of which may be called upon to perform up to 54 days in each three-year period (and in the case of non-officer commanders or officers, up to 70 or 84 days, respectively, in each three-year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their specific military profession up to 45 or even 49 years of age). In certain emergency circumstances, these employees may be called to immediate and unlimited active duty. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and results of operations.

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

Our research and development efforts were and are financed in part through grants from the Israeli Office of the Chief Scientist (the “OCS”). The total gross amount of grants actually received by us from the OCS, including accrued LIBOR interest and net of royalties actually paid as of December 31, 2015, totaled approximately $11.5 million and the amortized cost (using the interest method) of the liability as of that date totaled approximately $7.3 million. As of December 31, 2015, we had accrued and paid royalties to the OCS totaling $26 thousand. We expect to receive additional grants from the OCS through March 2016, and we intend to apply for further grants for 2016. However, as the funds available for OCS grants out of the annual budget of the State of Israel have been reduced in the past and may be further reduced in the future, we cannot predict whether we will be entitled to any future grants, or the amounts of any such grants.

Even following full repayment of any OCS grants, we must nevertheless continue to comply with the requirements of the Israeli Law for the Encouragement of Industrial Research and Development, 5744-1984, and related regulations (collectively, the “R&D Law”). When a company develops know-how, technology or products using OCS grants, the terms of these grants and the R&D Law restrict the transfer outside of Israel of such know-how, and the manufacturing or manufacturing rights of such products, technologies or know-how, without the prior approval of the OCS. Therefore, if aspects of our technologies are deemed to have been developed with OCS funding, the discretionary approval of an OCS committee would be required for any transfer to third parties outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the OCS may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel.

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

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the company’s outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights. See “ITEM 10.B. Articles of Association—Acquisitions Under Israeli law” for additional information.

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

We are incorporated in Israel. All of our executive officers and all of our directors listed in this annual report reside outside of the United States, and most of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

Your rights and responsibilities as a shareholder will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an office holder in the company or has another power with respect to the company, has a duty to act in fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. See “ITEM 6.C. Board Practices.” Some of the parameters and implications of the provisions that govern shareholder behavior have not been clearly determined. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

Additionally, the quorum requirements for meetings of our shareholders are lower than is customary for domestic issuers. As permitted under the Companies Law, pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders will consist of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of our outstanding ordinary shares (and in an adjourned meeting, with some exceptions, any number of shareholders). For an adjourned meeting at which a quorum is not present, the meeting may generally proceed irrespective of the number of shareholders present at the end of half an hour following the time fixed for the meeting.

Item 4.                  INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our History

MediWound was founded in January 2000 with the goal of developing, manufacturing and commercializing novel products to address unmet needs in the fields of severe burns as well as chronic and other hard-to-heal wounds and connective tissue disorders. In December 2012, our innovative biopharmaceutical product, NexoBrid, received marketing authorization from the EMA for removal of dead or damaged tissue in adults with severe burns, and in December 2013, we launched NexoBrid in the European Union.

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

See “ITEM 5.B. Liquidity and Capital Resources.”

B.	Business Overview

We are a fully integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel therapeutics products to address unmet needs in the fields of severe burns, chronic and other hard-to-heal wounds, connective tissue disorders and other indications. Our innovative biopharmaceutical product, NexoBrid, received marketing authorization from the EMA and the Israeli and Argentinean Ministries of Health for removal of dead or damaged tissue, known as eschar, in adults with deep partial- and full-thickness thermal burns, also referred to as severe burns. NexoBrid, which is based on our patented proteolytic enzyme technology, represents a new paradigm in burn care management and our clinical trials have demonstrated, with statistical significance, its ability to non-surgically and rapidly remove the eschar earlier relative to existing standard of care upon patient admission, without harming viable tissues. We have launched NexoBrid in Europe and Israel and plan to launch NexoBrid in Argentina, through our local distributor, during the first half of 2016. We established a commercial organization for the marketing, sales and distribution of NexoBrid, including European headquarters in Germany and sales and marketing teams throughout Europe. We also initiated a European pediatric study in November 2014 to broaden the approved indication of NexoBrid and a U.S. Phase 3 pivotal study in April 2015 to support a BLA submission to the FDA. We manufacture NexoBrid in our state-of-the-art, EMA-certified, cGMP-compliant, sterile pharmaceutical products manufacturing facility at our headquarters in Yavne, Israel.

NexoBrid is an easy to use, topically-applied product that removes eschar in four hours without harming the surrounding healthy tissues. The removal of eschar is a procedure also known as debridement. Debridement is a critical first step in the successful healing of severe burns and chronic and other hard-to-heal wounds. Under existing standard of care (“SOC”), burn eschar may be removed either by employing certain existing topical agents that have been found to be minimally effective or that take a significantly longer period of time to work, or by resorting to non-selective surgery, which is traumatic and may result in loss of blood and viable tissue. NexoBrid’s rapid and selective debridement alleviates the known risks associated with eschar, such as infection, eventual sepsis, wound deterioration and consequential scarring, and it allows physicians to reach an informed decision on further treatment at an earlier stage by direct visual assessment of the actual burn depth. Furthermore, NexoBrid minimizes the burden associated with invasive surgical procedures, reduces the need for skin grafting and sacrifice of healthy tissue from donor sites on a patient’s body and generally results in a more favorable overall long-term patient outcome. NexoBrid has been investigated in more than 550 patients across 15 countries and four continents in six completed Phase 2 and Phase 3 clinical studies. There have been over 150 presentations of NexoBrid in international scientific conferences, and NexoBrid has been presented in 13 peer-reviewed papers as well as in a chapter in Total Burn Care, a leading medical textbook, resulting in support from more than 100 burn specialists and key opinion leaders. Awareness of NexoBrid continues to grow through our marketing efforts and continued multinational clinical development.

The market opportunities for our patented proteolytic enzyme technology include both eschar removal of severe burns, for which NexoBrid received marketing authorization in the European Union, Israel and Argentina and designation as an orphan drug in the European Union and the United States, and debridement of chronic and other hard-to-heal wounds, for which EscharEx, our second product candidate, is being investigated in clinical trials. Approximately 100,000 patients with severe burns are hospitalized every year in the United States and Europe. Severe burn patients are predominantly treated by specialists in approximately 250 burn centers and at burn units of large hospitals in the European G5 countries, which include Germany, Italy, Spain, the United Kingdom and France, which we cover with a focused and targeted sales force, and the United States. Our lead product candidate, EscharEx, is being studied for the debridement of chronic and other hard-to-heal wounds. This indication represents a significant opportunity, having a total addressable patient base of more than 14 million patients in the United States and Europe alone, suffering from disorders such as diabetic foot ulcers (“DFUs”), venous leg ulcers (“VLUs”), pressure ulcers and surgical/traumatic hard-to-heal wounds.

In addition to expanding the launch of NexoBrid in Europe, we have signed local distribution agreements for distribution in Argentina, Russia, South Korea, Mexico, Colombia, Peru, Chile, Ecuador and Panama. We plan to target other international markets, such as the Commonwealth of Independent States (“CIS”), Latin America and certain Asia-Pacific countries, by leveraging our approved registration file for additional regional marketing authorizations. We also are using our patented proteolytic enzyme technology, which underlies NexoBrid, and our wealth of data and experience for use in other indications such as debridement of chronic and other hard-to-heal wounds. We believe that such indication represents a significant additional market opportunity with a lower development risk. A Phase 2 proof-of-concept study demonstrated the efficacy of our patented proteolytic enzyme technology in various chronic and other hard-to-heal wounds. We completed the recruitment for a second Phase 2 study for EscharEx in September 2015 and expect to report top-line results in 2016. Additionally, our technology has demonstrated promising results in the treatment of connective tissue disorders, such as Dupuytren’s and Peyronie’s diseases, in ex-vivo model studies, which are laboratory studies conducted on tissues or cells extracted from a living organism, which in our case were conducted on diseased contracted cords that had been surgically removed from patients with a Dupuytren contracture. We are developing an injectable formulation and are planning toxicology studies to enable initiation of clinical studies. We continue to explore additional indications as well.

In additional to the market opportunities for NexoBrid discussed above, we believe that NexoBrid has the potential to play a critical role in the event of a mass casualty incident (“MCI”), which is generally defined as any incident in which emergency medical services resources, such as personnel and equipment, are overwhelmed by the number and severity of casualties. A variety of public emergencies may give rise to an MCI, such as terrorist attacks, natural disasters, fires and explosions. One example of an MCI is a mass burn casualty disaster, which is defined by the American Burn Association as a catastrophic event in which the number of burn victims exceeds the capacity of the local burn center to provide optimal care. If a significant number of burn victims arrive at a burn center following an event, a bottleneck may result and some victims may go untreated until the bottleneck is resolved. The use of non-surgical means that are capable of providing fast debridement without harming healthy tissues, particularly during public health emergencies, could potentially reduce the time, labor and resource burdens associated with the current standard-of-care, thereby enabling the treatment of more patients. In the event of a mass burn casualty disaster, healthcare professionals can use NexoBrid to begin treatment at the patient’s bedside without the need for a surgical team and facilities. Nexobrid has demonstrated in clinical studies, with statistical significance, its ability to non-surgically and rapidly remove eschar in a single four-hour application. Once the acute treatment has been completed, the wound can be covered with available means and further managed once the incident is under control and the bottlenecks resolved. NexoBrid has been recognized by BARDA as a potential solution for treatment of burns in the event of a MCI. In September 2015, we were awarded a contract by BARDA valued at up to $112 million for the advancement of the development and manufacturing, as well as the procurement, of NexoBrid as a medical countermeasure as part of BARDA’s preparedness for mass casualty events. See “—BARDA Contract” below.

Our Focus: Wounds

Burn Wounds

Severe burns require specialized care in hospitals or burn centers. Approximately 100,000 patients with severe burns are hospitalized every year in the United States and Europe. The prevalence of patients with severe burns is even higher in emerging economies. For example, approximately 400,000 patients are hospitalized every year with burns in India according to a study conducted by IMS Health. We believe these patients can benefit from NexoBrid’s effective and selective, non-surgical eschar removal.

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

Most burn injuries involve part or the entire thickness of the skin and in some cases, the deeper subcutaneous fat tissue or underlying structures. The severity of the burn depends on three main factors:

•
The extent of the surface the burn occupies is usually referred to as percent of total body surface area (“TBSA”). A burn on an adult’s entire palm would generally amount to 1% TBSA, and the average hospitalized patient has a burn covering approximately 10% TBSA. Burns covering more than 15-20% TBSA usually require hospitalization and may result in dehydration, shock and increased risk of mortality.

•	The depth of the burn, referred to in terms of “degree” is generally classified into four categories:

o	Superficial or first degree burns. Such burns do not penetrate the basal membrane and usually heal naturally.

o
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

o
Full thickness or third degree burns.  Such burns are characterized by death of the entire dermal tissue down to the subcutaneous fat and must be debrided and treated by autografting, which is the process of harvesting skin from healthy donor sites on a patient’s body and transplanting it on the post-debridement, clean wound bed.

o
Fourth degree burns.  Such burns, which are rare, extend beyond the subcutaneous fat tissue into the underlying structures, such as muscle or bone, and also require debridement and further substantial treatment.

•
Other factors include the age of the victim, the body part where the burn occurred and any co-morbidities of the patient. For example, some patients may require hospitalization regardless of the TBSA or degree of the burn, such as children, the elderly or victims with burns to the extremities, joints or head/neck area or with co-morbidities such as smoke inhalation, diabetes or obesity.

When patients are hospitalized for a severe burn, the first step in the treatment after patient stabilization and resuscitation is usually eschar removal. The eschar is the burned tissue in the wound and is deprived of blood and isolated from all natural systemic defense mechanisms. Debridement is an essential first step in the treatment of patients with severe burns, allowing for:

•	the prevention of local infection, sepsis (a systemic inflammatory response caused by severe infection) and additional damage to surrounding viable tissue; and

•	the initiation of the body’s healing process and scar prevention.

In addition to minimizing the possibility of additional complications, once the eschar is removed, a physician may properly diagnose the true extent of the trauma by a direct visual assessment of the clean wound bed. An informed treatment strategy can be decided upon only if the depth of the burn and extent of the tissue damage is known. Diagnosis of burn depth is difficult, especially because the burn commonly changes its appearance during the first days after injury due to burn progression. Burns that are initially difficult to classify due to the presence of eschar are referred to as “indeterminate” burns. This ambiguity can delay the assessment of the burn depth and formulation of proper treatment. Unless the burns are life-threatening, definitive treatment is postponed for several days post-injury until diagnosis is clearer, when burn progression by death of the surrounding and underlying tissue has already occurred and ended. During this delay, local and systemic effects of post-burn inflammation and bacterial contamination can occur. Therefore, earlier, selective eschar removal is essential to prevent eschar-related complications and to allow the physician to reach an informed decision on further treatment.

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

o
Due to the disadvantages of surgery in extensive burns some surgeons limit their debriding surgery to only a part of the affected area in a single session (15-30% TBSA in most centers), thus delaying full debridement by days. After several days, complications related to eschar contamination may begin and some of the benefits of the earlier debridement may not be realized. On the other hand, when excising burns immediately, all suspected necrotic tissue will be excised, inevitably resulting in over-excision, especially in “indeterminate” burns, as after surgical excision, the remaining skin often no longer has any spontaneous healing potential and will heal only by autografting.

•	Non-surgical debridement

o
Non-surgical debridement includes many different treatment options that do not require direct surgical removal of the skin to remove eschar. With non-surgical debridement, the eschar is naturally, but slowly, removed by contaminant microorganisms, tissue autolysis, or self-decomposition, and the inflammatory process that may lead to serious local and systemic complications. In seeking to facilitate such natural processes, topical medication, anti-microbial agents, enzymes and biological/chemical applications are often applied onto the eschar.

o
The benefits of this approach are that it is non-surgical, reduces trauma to the patient and is easier to apply. Disadvantages include numerous dressing changes and mechanical scraping with limited debridement efficacy. This prolongs the eschar removal process, which may lead to death of the tissue surrounding the initial burn wound, causing partial-thickness wounds to transform into full-thickness wounds and forming granulation tissue that may develop into heavy scars.

As demonstrated in our clinical trials, NexoBrid combines the advantages of surgical and non-surgical debridement modalities by providing fast and effective eschar removal while not harming viable tissues. This allows for earlier direct visual assessment of the burn wound in order to formulate proper treatment.

Chronic and Other Hard-to-Heal Wounds

The chronic and other hard-to-heal wound market consists of a broader addressable population of more than 14 million patients in Europe and the United States alone suffering from some form of chronic wound such as DFUs, VLUs and pressure ulcers and additional patients suffering from surgical/traumatic hard-to-heal wounds. Chronic and other hard-to-heal wounds represent a $25 billion burden to the U.S. healthcare system. Chronic and hard-to-heal wounds are caused by an impairment in the biochemical and cellular healing processes due to local or systemic conditions and generally can take several weeks to heal, if not longer. Such wounds can lead to significant morbidity, including pain, infection, impaired mobility, hospitalization, reduced productivity, amputation and mortality. In each of the various wound types, the presence of the eschar is a frequent cause for “chronification” of wounds and the removal of eschar is the key step to commence healing. Eschar needs to be removed to prevent further deterioration of the wound that may result in additional adverse patient outcomes. If not effectively treated, these wounds can lead to potentially severe complications including further infection, osteomyelitis, fasciatis, amputation and mortality. Most advanced wound care therapies, including negative pressure wound therapy, such as KCI’s V.A.C. Therapy, and skin substitutes such as Organogenesis’ Apligraf and Shire’s Dermagraft and human amniotic tissue products, are complementary to our lead product candidate, EscharEx, as these products require a clean wound bed to effectively heal a wound. Four common chronic and other hard-to-heal wounds are:

•
Diabetic foot ulcers.  Diabetes can lead to a reduction in blood flow, which can cause patients to lose sensation in their feet and may prevent them from noticing injuries, sometimes leading to the development of DFUs, which are open sores or ulcers on the feet that may take several weeks to heal, if ever. In the United States alone, over 23 million people, or approximately 8% of the population, suffer from diabetes, a chronic, life-threatening disease. Every year, in the United States alone, over 900,000 people develop a DFU and over 600,000 undergo debridement of DFUs.

•
Venous leg ulcers.  VLUs develop as a result of vascular insufficiency, or the inability for the vasculature of the leg to return blood back toward the heart properly, and, in the United States alone, affect approximately 1.25 million people per year, out of which over 650,000 undergo debridement of VLUs. These ulcers usually form on the sides of the lower leg, above the ankle and below the calf, and are slow to heal and often recur if preventative steps are not taken. The risk of VLUs can increase as a result of a blood clot forming in the deep veins of the legs, obesity, smoking, lack of physical activity or work that requires many hours of standing.

•
Pressure ulcers.  Pressure ulcers form as a result of pressure sores, or bed sores, which are injuries to the skin or the tissue beneath the skin. Constant pressure on an area of skin reduces blood supply to the area and over time can cause the skin to break down and form an open ulcer. These often occur in patients who are hospitalized or confined to a chair or bed, and usually form over bony areas, where there is little cushion between the bone and the skin, such as lower parts of the body. Annually, 2.5 million pressure ulcers are treated in the United States in acute care facilities alone.

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

Connective Tissue Disorders

In addition to severe burns and chronic and other hard-to-heal wound indications, we are developing an injectable product based on our patented proteolytic enzyme technology for connective tissue pathologies and indications, such as:

•
Dupuytren’s disease:  a condition where one or more fingers are permanently flexed, caused by the formation of scar-like tissues below the palmar skin (Palmar Fascia), forming hard “cords” that freeze the fingers in non-functional flexion contraction. This condition affects approximately 6.2 million people in the United States alone.

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

•
Excessive/unaesthetic scars: A scar is a mark on the skin which is formed due to infection, injury, surgery, inflammation of tissue, burns, and acne. Scars can be of various sizes, shapes, and colors, depending on the age of the scar, the site of the scar and family history. Scar formation is unpredictable and varies from person to person. Excessive scarring can have unpleasant physical, aesthetic, psychological and social consequences. Estimates indicate that each year around 100 million people in the developed world  acquire scars following elective surgery and surgery for trauma. Of these, approximately 15% have excessive or unaesthetic scars.

Currently, SOC for connective tissue disorders involves surgery, with a very high recurrence rate, and some non-surgical alternatives. One such alternative for the treatment of Dupuytren’s and Peyronie’s diseases is Xiaflex, a collagenase-based injectable enzyme that has received orphan status in the United States.

BARDA Contract

In September 2015, BARDA awarded us a contract valued at up to $112 million. The contract is for the advancement of the development and manufacturing, as well as the procurement, of NexoBrid as a medical countermeasure as part of BARDA preparedness for mass casualty events.

The term of the base contract is five years and includes $24 million of funding to support development activities to complete the FDA approval process for NexoBrid for use in thermal burn injuries, as well as $16 million for procurement of NexoBrid, which is contingent upon FDA Emergency Use Authorization (“EUA”) and FDA marketing authorization for NexoBrid. In addition, the contract includes options for further funding of up to $22 million for expanding NexoBrid's indications and up to $50 million for additional procurement of NexoBrid. The agreement may be terminated by BARDA at any time at BARDA's discretion.

NexoBrid and Our Clinical History

NexoBrid, our innovative biopharmaceutical product, received marketing authorization from the EMA and the Israeli and Argentinean Ministries of Health for the removal of eschar in adults with deep partial- and full-thickness thermal burns. The active ingredient in NexoBrid is a mixture of proteolytic enzymes enriched in bromelain prepared from an extract of pineapple plant stems. Proteolysis is a breakdown of proteins into smaller building blocks, polypeptides or amino acids. Our research and development team further developed and optimized this patented proteolytic enzyme technology, which is the basis for NexoBrid and all of our current pipeline products. One vial of NexoBrid containing 2 grams of concentrate of proteolytic enzymes enriched in bromelain is sufficient for treating a burn wound area of 100cm2.

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

NexoBrid has been investigated in more than 550 patients across 15 countries and four continents in six completed Phase 2 and Phase 3 clinical studies. While we are marketing our product for the removal of eschar in burn wounds under the name “NexoBrid,” in clinical trials the product has been referred to as “Debridase” and “Debrase.”

The following table sets forth information regarding the completed clinical trials of NexoBrid:

	Trial 1	Trial 2	Trial 3	Trial 4	Trial 5	Trial 6
Study Type	• Retrospective Phase 2 • Investigator initiated	• Dose range Phase 2	• Prospective Phase 2 • IND/FDA	• Phase 2 • IND/FDA	• Phase 3 • EMA	• Phase 3b • EMA
Design	• Data collected from files of patients treated with NexoBrid	• Parallel, controlled, observer- blind, randomized, single-center	• Parallel, controlled, observer- blind, three-arm, randomized, multi-center	• Parallel, controlled, open label, three-arm, randomized, single-center	• Parallel, controlled, open label, two-arm, randomized, multi-center	• Parallel, controlled, blinded, two-arm, multi-center
Main Objectives	• Safety • Efficacy	• Comparison of efficacy and safety	• Safety • Efficacy	• Safety	• Safety • Efficacy	• Long-term scar assessment • Quality of life
Wound Types	• Deep partial/full thickness thermal burns	• Deep partial/full thickness thermal burns	• Deep partial/full thickness thermal burns	• Deep partial/full thickness thermal burns	• Deep partial/full thickness thermal burns	• Scar formation
Number of Patients	• 154	• 20	• 140	• 30	• 182	• 89
Study Length	• 1985-2000	• 2002-2005	• 2003-2004	• 2006-2007	• 2006-2009	• 2011
Location	• Israel	• Israel	• International	• United States	• International	• International

Trial 1: Retrospective Phase 2—Israel

Trial 1 evaluated the safety and efficacy of NexoBrid in hospitalized subjects between six months and 82 years of age with severe burns of up to 67% TBSA. Data from 154 subjects with complete file documentation were analyzed, including a signed informed consent form and pre- and post-eschar removal photographs. According to the trial, NexoBrid allowed early and fast debridement, reduced surgical burden and was determined to be safe locally and systemically.

Trial 2: Dose Range Phase 2—Israel

Trial 2 evaluated the efficacy and safety of three doses of NexoBrid. Twenty hospitalized adult subjects with severe burns of 1-15% TBSA were randomized and provided a one-, two- or four-gram dose of NexoBrid powder per 20 grams of a sterile gel substance (“Gel Vehicle”). The study confirmed that the use of two grams of NexoBrid mixed with 20 grams of Gel Vehicle per 100cm2 was a safe and effective dose.

Trial 3: Prospective Phase 2—International/Investigational New Drug (“IND”)

Trial 3 evaluated the safety and enzymatic eschar removal efficacy of NexoBrid as compared to the Gel Vehicle and SOC. A total of 140 hospitalized adult subjects with severe burns of 2-15% TBSA (but not more than 30% TBSA in total), were randomized in a 2:1:1 ratio to NexoBrid, Gel Vehicle and SOC treatment. The trial results showed that NexoBrid was a fast and effective enzymatic debriding agent, combining the advantage of early eschar removal with reduced surgical burden.

Trial 4: Prospective Phase 2—United States/IND

Trial 4 evaluated the safety and exploratory efficacy of NexoBrid in comparison to the Gel Vehicle and SOC in hospitalized adult subjects with severe burns of 1-5% TBSA. Thirty hospitalized subjects were randomized and provided NexoBrid, the Gel Vehicle or SOC treatment. Although this study was designed as a safety study and was conducted in a limited number of patients, the results suggest that NexoBrid provided effective debridement and may be an alternative to surgical debridement. According to the trial, NexoBrid had a similar safety profile to the Gel Vehicle and SOC and the Gel Vehicle was not shown to have any deleterious effect.

Trial 5: Phase 3—EMA

Trial 5 evaluated the safety and efficacy of NexoBrid. The study was a prospective, controlled, two-arm, parallel, open-label, randomized, multi-center design. It included 182 enrolled patients between the ages of four and 55, who were hospitalized with severe burn wounds covering from 5-30% TBSA. The two arms consisted of patients who were treated with NexoBrid and patients who were treated with SOC, which included surgical and non-surgical eschar removal. The treatment of the study arms differed only by the studied eschar removal modalities. The co-primary endpoints were the percentage of wound area that was excised and the percentage of wound area that was autografted. The secondary endpoints included need for and extent of eschar excision, time to wound closure, time to complete eschar removal (≥ 90%) and blood loss. The study was successfully concluded when pre-planned interim analysis demonstrated a statistically significant difference in both primary endpoints between the groups.

The results showed that NexoBrid significantly reduced both the percentage of wounds requiring excision or autografting and the percentage of wound area requiring excision or autografting. P-value is a measure of statistical significance, with P<0.05 considered statistically significant.

In patients who received NexoBrid, 24.5% of wounds required excision, whereas, in patients who received SOC, 70.0% of wounds required excision (P<0.0001). With regard to the proportion of wound area excised when excision was required, patients who received NexoBrid had 13.1% of wound area excised, compared to 56.7% of wound area excised for patients receiving SOC (P<0.0001). The results were similar for autografting, although this endpoint could only be evaluated for deep partial-thickness wounds, as full-thickness wounds always require autografting due to the lack of viable dermis, regardless of the technique used to remove the eschar. In patients receiving NexoBrid, 17.9% of deep partial-thickness wounds required autografting, compared to 34.1% for patients receiving SOC (P=0.0099). With regard to the proportion of wound area autografted, patients who received NexoBrid had 8.4% of deep partial-thickness wound area autografted, compared to 21.5% for patients receiving SOC (P<0.0054).

____________
(1)	Only deep partial-thickness wounds are presented, as full-thickness wounds always require autografting due to the lack of viable dermis, regardless of the technique used to remove the eschar.

NexoBrid successfully removed the eschar in 96.3% of the wounds compared to 93.5% of the wounds debrided by SOC.

The results also showed that NexoBrid significantly reduced the time required to achieve successful eschar removal, allowing for early and direct assessment of the wound bed. For patients with successful eschar removal, defined as at least 90%, those who received NexoBrid achieved successful eschar removal in 0.8 days, compared to 6.7 days for patients receiving SOC, as measured from the time of signing informed consent (P<0.0001), which represents the time at which a patient can start being treated with an investigational product in a clinical trial setting.

With regard to hand burns, results showed that the use of NexoBrid significantly reduced surgical burden in terms of the need for excision, grafting or escharotomy. In patients who received NexoBrid, 9.7% required excision, compared to 70.7% for patients receiving SOC (P<0.0001). When excision was required, the proportion of wound area excised was 3.5% for patients receiving NexoBrid and 52.0% for patients receiving SOC (P<0.0001). As for autografting, 4.2% of patients treated with NexoBrid required autografting, compared to 50.0% of patients treated with SOC (P=0.0005). When autografting was performed, the proportion of wound area autografted was 2.1% for patients who received NexoBrid and 30.5% for patients who received SOC (P=0.0017). With respect to escharotomies, no escharotomy was needed for hand burns treated with NexoBrid, whereas 9.7% of hand burns treated with SOC required escharotomies (P=0.07).

Trial 6: Phase 3b—EMA

Trial 6 assessed long-term scar formation and quality of life in adults and children who received NexoBrid or SOC during the Phase 3 clinical study. The follow-up was completed two to four years after injury. The study was a prospective, controlled, two-arm, parallel, blinded, multi-center design and included 89 patients. Scar quality was assessed using the Modified Vancouver Scar Scale (“MVSS”). The MVSS measures pliability, height, vascularity, and pigmentation, as well as pain and pruritus, on a scale of 0 to 18, with a higher score indicating a more severe scar. To assess quality of life, the study used the Short Form-36 questionnaire (“SF-36”) for adults and the Burn Outcome Questionnaire (“BOQ”) for children.

The results confirmed that based on the MVSS the quality of scars was comparable between the patients who received NexoBrid and those who were treated with SOC (3.12 and 3.38, respectively, P=0.88). However, patients who received NexoBrid experienced a significantly reduced overall quantity of scarring as compared to those who received SOC; with NexoBrid, 40% of patients had donor site scars, as compared to 68% of patients with SOC (P=0.01). Donor site scars on those who received NexoBrid were also 30% smaller than scars on those who received SOC (P=0.1082). It was also confirmed that quality of life using the SF-36 and BOQ was comparable in both groups.

Clinical development overall safety assessment

The most commonly reported adverse reactions when using NexoBrid are local pain and transient pyrexia/hyperthermia. The data from its clinical development showed that the frequency of pain and pyrexia/hyperthermia was reduced through precautionary measures, including preventive analgesia as routinely practiced for extensive dressing changes in burn patients as well as antibacterial soaking of the treatment area before and after NexoBrid application. NexoBrid was not found to be associated with a significantly increased risk of serious or severe adverse events compared to SOC. Serious infections occurred with similar frequency in the SOC and NexoBrid cohorts and the incidence was low. Adverse events occurring in ≥3.0% of treated subjects (e.g. pruritus, or itching, anemia, insomnia, nausea, vomiting and skin graft failure) are common in burn patients and their rate was comparable between NexoBrid and SOC treated patients and below the rates reported in the literature. NexoBrid debridement was associated with a slightly higher rate of wound complications, general infections, wound infections/wound cultures and extent in antibiotic-use. The imbalances were small, wound infections were only mild to moderate in severity and each responded well to treatment. No detrimental effect on long-term outcome has been detected for the NexoBrid treated patients.

During clinical development, there were five deaths (four reported in the Phase 2 study) resulting from medical reasons in NexoBrid patients compared to one non-related death in the SOC group. Neither the analysis of the narratives contained in the death investigative report, nor the opinions of the physicians who treated the patients, nor the Data Safety Monitoring Board have associated NexoBrid with the deaths in patients who received the treatment. The EMA concluded that the benefit-risk of NexoBrid for the removal of eschar in adults with deep partial, mixed and full-thickness burns is positive.

Ongoing and future clinical trials

U.S. Phase 3 Study

In April 2015, we commenced a multicenter, multinational, randomized, controlled, assessor blinded Phase 3 study, performed in subjects with thermal burns, to evaluate the efficacy and safety of NexoBrid compared to Gel Vehicle and compared to SOC in 175 patients hospitalized patients with severe burns of 3-15% TBSA randomized in a 3:1:3 ratio, with 12-month and 24-month follow-ups. The study objective is (i) to demonstrate the efficacy of enzymatic eschar removal with NexoBrid by providing complete eschar removal as compared with Gel Vehicle (primary endpoint) and by providing earlier complete eschar removal and reduction in patients’ surgical burden and its related blood loss as compared to SOC (secondary endpoints); and (ii) to assess the safety of NexoBrid compared to SOC, including demonstration that treatment with NexoBrid does not cause an unacceptable level of harm on wound closure outcome and long term outcomes of cosmesis and function (safety endpoints). We expect the top-line results on the primary and secondary endpoints in the first half of 2017 and the long-term 12-month and 24-month follow-up results in the first half of 2018 and 2019, respectively. Based on the approved study protocol and the current availability of the product to treat severe burn patients in Europe, the company may also discuss with the FDA the possibility of submitting a BLA after completion of the acute phase (primary/secondary/safety data) of the study, with plans to supplement the 12-month and 24-month long-term follow-up non-inferiority safety data when available.

European pediatric investigational plan

In November 2014, we commenced a prospective, controlled, randomized, multi-center Pediatric Investigational Plan (“PIP”), study, for approximately 160 patients between the ages of 4 and 17 with severe burns. The study is being conducted in approximately 25 sites in Europe and Israel. Following recruitment of the 50th patient, a data safety monitoring board will be convened to evaluate the data and to recommend whether to allow inclusion of children between the ages of 0 and 3 in the study. The primary endpoints evaluate early eschar removal, surgical burden and cosmesis and function with a 24-month follow-up. Interim results with predefined stopping rules after a 12-month follow-up of all patients are expected to be available in the second half of 2018, with final results available in the second half of 2019.

European observational survey

As part of our post marketing commitment in Europe and as is customary for recently approved drugs, we are working with European regulatory authorities to design an observational cohort survey to assess risk minimization measures in burn patients who were treated with NexoBrid. We plan to initiate the survey in the second half of 2016, which includes approximately 150 patients.

Safety and tolerability study

We have completed the recruitment for a safety and efficacy study of NexoBrid in hospitalized patients with severe burns ranging from 4% to 30% TBSA, which will also explore its pharmacokinetic attributes. We are conducting this study in order to collect further pharmacokinetic information to allow application of NexoBrid to more than 15% TBSA. We expect to have the study results in the second half of 2016.

Pipeline Products and Clinical Results

In addition to the continued development of NexoBrid, we are in various stages of development of additional product candidates for other indications based on the same patented proteolytic enzyme technology that underlies NexoBrid, such as EscharEx for debridement of chronic and other hard-to-heal wounds and MWPC003 for connective tissue disorders and other indications. We intend to continue to develop these product candidates in order to further establish and confirm their safety and efficacy so that we can thereafter seek marketing authorization for such product candidates.

Chronic and Other Hard-to-Heal Wounds

We have completed a first Phase 2 feasibility study in Israel for the use of our patented proteolytic enzyme technology on chronic and other hard-to-heal wounds and in September 2015 we completed the recruitment for a second Phase 2 prospective study in Israel and Europe. Based on the preliminary study, we believe that our technology may be effective for debridement of chronic and other hard-to-heal wounds. Our product for debridement of chronic and other hard-to-heal wounds, EscharEx, is based on the same patented proteolytic enzyme technology as NexoBrid but differs in other aspects, such as in formulation and presentation.

First Phase 2 feasibility study—Israel

This first Phase 2 feasibility study was conducted in Israel to study the efficacy of our technology on chronic and other hard-to-heal wounds. The study assessed 24 patients at two sites. The results showed that our technology was effective in debriding various chronic and other hard-to-heal wound etiologies, such as DFUs, VLUs, pressure sores and trauma on diseased skin.

Second Phase 2 study—Israel/EU

This second Phase 2 prospective study was conducted in Israel and Europe to evaluate the efficacy and safety of EscharEx in comparison to the Gel Vehicle for the treatment of a variety of chronic and other hard-to-heal wounds, including DFUs, VLUs and post-surgical or traumatic hard-to-heal wounds. This was a prospective, controlled, masked, randomized, multi-center Phase 2 study of 73 patients in Israel and Europe. The primary endpoint assessed incidence of complete non-viable tissue removal (debridement) and the secondary endpoints assessed various efficacy and safety endpoints, including wound bed preparation and wound healing.

We expect to report top line results in February 2016 and final results of patient follow up in the first half of 2016.

Although we have conducted clinical trials, including those necessary to receive marketing authorization for NexoBrid in severe burns, the development of EscharEx for chronic and other hard-to-heal wound indications is still in Phase 2 studies, and there is no certainty that EscharEx will achieve all the objectives of the trials as required or successfully complete the process for such indication. See “ITEM 3.D. Risk Factors—Development and commercialization of NexoBrid in the United States and our pipeline products worldwide requires successful completion of the regulatory approval process, and may suffer delays or fail.”

Connective Tissue Disorders

We have performed preclinical model studies in Israel for the use of our patented proteolytic enzyme technology in treating connective tissue disorders. Our technology has shown promising results in preclinical model studies for the treatment of connective tissue pathologies. We are advancing the injectable formulation development towards toxicology studies and, if the studies are completed successfully, we will seek to initiate the clinical development of our pipeline product candidate, MWPC003, for connective tissue disorders.

If we are successful in developing MWPC003 as an injectable product for connective tissue disorders based on our patented proteolytic enzyme technology, we believe that there exists a focused audience of specialists that could be reached with a targeted sales and marketing force such as plastic and orthopaedic (musculoskeletal and hand) surgeons in the case of Dupuytren’s contracture.

Preclinical model study—Israel

In this preclinical model study, more than 60 excised Dupuytren cords were injected with either MWPC003 or a saline solution (control) following Starkweather’s ex-vivo validated model. MWPC003 repeatedly provided enzymatic degradation of Dupuytren cords (fasciotomy) in a tearing test model.

Although we have conducted preclinical trials, the development of MWPC003 for connective tissue disorder indications is still in its preliminary phase and there is no certainty that it will achieve all the aims of the trials as required and/or successfully complete the process for such indication. See “ITEM 3.D. Risk Factors—Development and commercialization of NexoBrid in the United States and our pipeline products worldwide requires successful completion of the regulatory approval process, and may suffer delays or fail.”

Research and Development

Our research and development strategy is centered on developing our patented proteolytic enzyme technology, which underlies NexoBrid, into additional products for high-value indications. For more information regarding our research and development expenses, see “ITEM 5.C. Research and Development, Patents and Licenses, etc.”

Clinical Trials

We conduct clinical tests and preclinical studies to support the efficacy and safety of our products and their ingredients and to extend and validate their benefits for human health. Preclinical studies allow us to substantiate the safety of our products and obtain preliminarily indications of their pharmacological profile. As of the date hereof, we had conducted more than 20 preclinical studies, according to the principles of Good Laboratory Practices (“GLP”), and more than six clinical studies, according to the principles of Good Clinical Practices (“GCP”), for NexoBrid and our pipeline products. As a result, we have developed significant experience in planning, designing, executing, analyzing and publishing clinical studies.

Our research and development team manages our clinical studies and coordinates the project planning, trial design, execution, outcome analyses and clinical study report submission. During the design, execution and analyses of our studies, our research and development team consults with key opinion leaders and top-tier consultants in the relevant field of research to optimize both design and execution, as well as to strengthen the scientific, medical and regulatory compliance level of the investigational plan. Our clinical studies have been conducted in collaboration with leading medical and research centers in 16 countries including Australia, Brazil, France, Germany, India, Israel, the United Kingdom and the United States.

Manufacturing, Supply and Production

We operate a manufacturing facility in Yavne, Israel, in a building that we sub-lease from Clal Life Sciences L.P., with 20 employees as of December 31, 2015. This facility allows us to manufacture sterile biopharmaceutical products, such as NexoBrid. The facility meets current cGMP requirements, as certified by each of the EMA and the Israeli Ministry of Health. Our facility was approved and, after passing a periodic ministry of health audit in April 2014, reapproved as cGMP-compliant for an additional three-year term as of the audit date, until 2017. Additionally, as we seek regulatory approval in the United States and other international jurisdictions for NexoBrid, the FDA or other regional applicable authorities may inspect our plant to confirm it meets all regulatory requirements. Any changes in our production processes for NexoBrid must be approved by the EMA and similar authorities in other jurisdictions.

While we believe that our current manufacturing capacity at the facility is sufficient to meet the expected initial commercial demand for NexoBrid, we are planning to increase the capacity by constructing an additional manufacturing facility, which we estimate will be completed during 2019 and cost approximately $10 million.

The intermediate drug substance used by us in the manufacturing of NexoBrid is bromelain SP, which is derived from pineapple plant stems. We have entered into an agreement with CBC, dated January 11, 2001, as amended on February 28, 2010, pursuant to which CBC uses proprietary methods to manufacture bromelain SP and supplies us with this intermediate drug substance in bulk quantities. According to the terms of the agreement, CBC shall not, and shall not permit related companies or a third party to, manufacture, use, supply or sell the raw materials for the use or production of a product directly or indirectly competing with any of our products. Our supply agreement with CBC has no fixed expiration date and can be voluntarily terminated by us, with at least six months’ advance written notice, or by CBC, with at least 24 months’ advance written notice.

Upon obtaining bromelain SP from CBC, we further process it into the drug substance and then into the drug product to finally create the powder form of NexoBrid. The necessary inactive ingredients contained in NexoBrid, or the excipients, are readily available and generally sold to us by multiple suppliers. In addition to this powder, we manufacture a gel substance by combining water for injections produced by us at our facility and additional excipients. The powder and gel are kept in separate containers in one package of NexoBrid and are simply mixed by a healthcare professional prior to use. NexoBrid is authorized to be sold in Europe, Israel and Argentina in packages containing either a vial of two grams of powder and a bottle of 20 grams of gel or a vial of five grams of powder and a bottle of 50 grams of gel. Once the powder and gel are mixed, NexoBrid should be applied within 15 minutes at a ratio of either 2 grams of powder and 20 grams of gel to a burn wound area of 100 cm2 or 5 grams of powder and 50 grams of gel to a burn wound area of 250 cm2, as applicable; however, under current usage, NexoBrid’s label provides that it should not be applied to more than 15% TBSA. Prior to mixture and application, NexoBrid has a shelf life of three years when stored under refrigeration.

Marketing, Sales and Distribution

We launched NexoBrid in Europe and in Israel and we plan to launch NexoBrid through our distributor in Argentina during the first half of 2016. We are marketing NexoBrid by targeting a focused segment of burn specialists treating patients with severe burns in approximately 125 burn centers throughout the European Union followed by burn units of large hospitals. We believe that additional smaller hospitals will follow the treatment trends once established by the burn centers and large hospital burn units. Additionally, we believe that we will not need to conduct on-going sales force visits to promote NexoBrid in these institutions, and that we can comprehensively cover this specialty hospital call point with approximately 25 professionals. In Europe, the marketing, sales and distribution of NexoBrid is carried out by our wholly-owned German subsidiary, MediWound Germany GmbH, which consists of a marketing team of specialized and knowledgeable sales representatives throughout Europe who are training physicians on its proper use. Additionally, we are locally executing a market access strategy for most of Europe to obtain procurement by hospitals as part of their budget, or under local, regional or national reimbursement, depending on the specific process required in each country. See “—Government Legislation and Regulation—Pharmaceutical Coverage, Pricing and Reimbursement.” We have filed for reimbursements in our target markets in the European Union. However, we do not believe it is necessary to wait for national level reimbursement in certain countries, as we are initiating direct sales to burn centers in some countries and demonstrating NexoBrid’s cost effectiveness using a budget impact tool developed with IMS Health, a leading information, services and technology company. In addition to receive marketing authorization for NexoBrid in the European Union, key opinion leaders in the burn care field worldwide are already aware of NexoBrid’s efficiency in removing eschar due to over 150 scientific presentations at international conferences, 13 peer-reviewed papers as well as a chapter in Total Burn Care, the leading medical textbook on burns.

Moreover, we anticipate that we will build a similarly-sized and focused commercial organization in the United States to cover the specialty hospital call point and maximize value of NexoBrid upon FDA approval. We plan to enter other international markets through collaboration with local distributors and leverage our approved registration file in Europe to obtain regional marketing authorizations. For example, we have signed local distribution agreements for distribution in Argentina, Russia, South Korea, Mexico, Colombia, Peru, Chile, Ecuador and Panama and we plan to launch NexoBrid through our local distributor in Argentina during the first half of 2016. Sales of NexoBrid in Russia, South Korea and Mexico are not expected to commence until after receipt of local regulatory approval, which may take a year or more to be granted.

Intellectual Property

Our intellectual property and proprietary technology are important to the development, manufacture and sale of NexoBrid and our future pipeline products. We seek to protect our intellectual property, core technologies and other know-how through a combination of patents, trademarks, trade secrets, non-disclosure and confidentiality agreements, licenses, assignments of invention and other contractual arrangements with our employees, consultants, partners, suppliers, customers and others. Additionally, we rely on our research and development program, clinical trials, know-how and marketing and distribution programs to advance our products. As of December 31, 2015, we had been granted a total of 58 patents and have 16 pending national phase applications. The family of patents that covers NexoBrid specifically includes 33 granted patents worldwide and three pending applications. We submit applications under the Patent Cooperation Treaty (“PCT”), an international patent law treaty that provides a unified procedure for filing a single initial patent application to seek patent protection for an invention simultaneously in each of the member states. Although a PCT application is not itself examined and cannot issue as a patent, it allows the applicant to seek protection in any of the member states through national phase applications.

The main patents for our proteolytic enzyme technology which underlies NexoBrid and our current pipeline products have been issued in Europe, the United States and other international markets. Our patents which cover NexoBrid claim specific mixtures of proteolytic enzymes, methods of producing such mixtures and methods of treatment using such mixtures. Although the protection achieved is significant for NexoBrid and our pipeline products, when looking at our patents’ ability to block competition, the protection offered by our patents may be, to some extent, more limited than the protection provided by patents which claim chemical structures which were previously unknown. Absent patent-term extensions, the patents are nominally set to expire in 2025 in Europe and 2029 in the United States. Patents issued in other foreign jurisdictions will nominally expire in 2025.

While our policy is to obtain patents by application, license or otherwise, to maintain trade secrets and to seek to operate without infringing on the intellectual property rights of third parties, technologies related to our business have been rapidly developing in recent years. Additionally, patent applications that we may file or license from third parties may not result in the issuance of patents, and our issued patents and any issued patents that we may receive in the future may be challenged, invalidated or circumvented. For example, we cannot predict the extent of claims that may be allowed or enforced in our patents nor be certain of the priority of inventions covered by pending third-party patent applications. If third parties prepare and file patent applications that also claim technology or therapeutics to which we have rights, we may have to participate in proceedings to determine priority of invention, which could result in substantial costs to us, even if the eventual outcome is favorable to us. Moreover, because of the extensive time required for clinical development and regulatory review of a product we may develop, it is possible that, before NexoBrid can be commercialized in additional jurisdictions and/or before any of our future products can be commercialized, related patents will have expired or will expire a short period following commercialization, thereby reducing the advantage of such patent. Loss or invalidation of certain of our patents, or a finding of unenforceability or limited scope of certain of our intellectual property, could have a material adverse effect on us. See “ITEM 3.D. Risk Factors—Our success depends in part on our ability to obtain and maintain protection for the intellectual property relating to or incorporated into our technology and products.”

In addition to patent protection, we also rely on trade secrets, including unpatented know-how, technology innovation, drawings, technical specifications and other proprietary information in attempting to develop and maintain our competitive position. We also rely on protection available under trademark laws, and we currently hold various registered trademarks, including “MediWound,” “NexoBrid” and “EscharEx” in various jurisdictions, including the United States, the European Union and Israel.

Klein License Agreement

In September 2000, we signed an exclusive license agreement, as amended in June 2007, with Mark Klein, a third party, for use of certain patents and intellectual property (the “Klein License Agreement”). Under the Klein License Agreement, we received an exclusive license to use the third party’s patents and intellectual property to develop, manufacture, market and commercialize NexoBrid and its pipeline products for the treatment of burns and other wounds. The claims of such patents are directed to a process of preparing a mixture of escharase and proteolytic enzymes and cover the underlying proteolytic mixture of escharase and proteolytic enzymes prepared by that specific process. Pursuant to the Klein License Agreement, we are obligated to keep accounting records related to the sales of NexoBrid and its pipeline products and pay royalties as discussed below. The Klein License Agreement may be terminated by Mark Klein, subject to notice and dispute resolution provisions of the Klein License Agreement, in the event of our breach, bankruptcy petition, insolvency or failure to achieve a development milestone within six months of a target date. We have already achieved all development milestones under the Klein License Agreement.

In consideration for the Klein License Agreement, we paid an aggregate amount of $1.0 million following the achievement of certain development milestones. In addition, we undertook to pay royalties of 1.5-2.5% from revenues, 10% of royalties received from sublicensing and 1% of lump-sum payments received from sublicensing, in each case relating to products based on the licensed patents and intellectual property, for a term of 10-15 years, as applicable, from the date of the first commercial delivery in a major country. In addition, under the Klein License Agreement, we agreed to pay a one-time lump-sum amount of $1.5 million upon reaching aggregate revenues of $100 million from the sale of such products.

Competition

NexoBrid received orphan drug status in the European Union on July 31, 2002 and in the United States on August 20, 2003 for debridement of deep partial- and full-thickness burns in hospitalized patients. In the United States and the European Union, a sponsor that develops an orphan drug has marketing exclusivity for seven years post-approval by the FDA and for ten years post-approval by the EMA, respectively. The exclusive marketing rights in both regions are subject to certain exceptions, including the development of a clinically significant benefit over the prevalent SOC. Once the market exclusivity for our orphan indication expires in a given jurisdiction, subject to other protections such as patents, we could face competition from other companies that may attempt to develop other products for the same indication.

The medical, biotechnology and pharmaceutical industries are intensely competitive and subject to significant technological change and changes in practice. While we believe that our innovative technology, knowledge, experience and scientific resources provide us with competitive advantages, we may face competition from many different sources with respect to NexoBrid, our existing pipeline products or any product candidates that we may seek to develop or commercialize in the future. Possible competitors may include medical practitioners, pharmaceutical and wound care companies, academic and medical institutions, governmental agencies and public and private research institutions, among others. Any product that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

In addition, we face competition from current SOC. The current SOC for eschar removal in severe burns is surgery, where debridement can be performed by tangential excision, dermabrasion or hydro jet, or non-surgical alternatives, such as applying topical medications to the eschar to facilitate the natural healing process. Consequently, we face competition from traditional surgical procedures and newer topical agents such as Smith & Nephew Plc’s Santyl, a collagenase-based product indicated for the debriding chronic dermal ulcers and severe burns. However, based on our clinical trials, we believe that NexoBrid has a sustainable competitive advantage over the current non-surgical alternatives and is less invasive than surgery in removing eschar in patients with burn wounds. See “—NexoBrid and Our Clinical History” for the results of our clinical trials.

Although we are in the clinical and preclinical phases for our pipeline products for debridement of chronic and other hard-to-heal wounds and treatment of connective tissue disorders and other indications, respectively, if one of our pipeline products receives approval in the future, we would compete with traditional surgery and existing non-surgical and other treatments. In chronic and other hard-to-heal wounds, we expect to face competition from other debriding agents and wound bed preparation techniques, such as sharp debridement and surgery and topical medication such as gels and enzymes, such as Smith & Nephew Plc’s Santyl. With respect to the treatment of connective tissue disorders, our primary competitor, if and when we enter this market, will likely be Endo Pharmaceuticals, Inc., which produces Xiaflex, a collagenase-based drug for the treatment of Dupuytren’s and Peyronie’s diseases. Xiaflex has received marketing approval in the United States for such indications and in the European Union, under the name Xiapex, for Dupuytren’s disease. Xiaflex has received orphan designation in the United States for treatment of both Dupuytren's and Peyronie's diseases. Accordingly, if considered as a similar product, we may not be permitted to market a product that competes with Xiaflex in the United States for such indications until the expiration of its orphan market exclusivity period, which we believe occurs in 2017 and 2023 for Dupuytren’s and Peyronie’s diseases, respectively. We also cannot confirm at this stage of development that our pipeline products, if approved, will be superior or comparable to Xiaflex. See “—Government Legislation and Regulation—United States—Orphan designation and exclusivity.”

In addition to the currently available products, other products may be introduced to debride chronic and other hard-to-heal wounds or treat connective tissue disorders during the time that we engage in necessary development. Accordingly, if one of our pipeline products is approved, our main challenge in the market would be to convince physicians seeking alternatives to surgery to use our product instead of already existing treatments. While we are still in the development stages, based on our studies, we believe that our pipeline products will be more effective than the current non-surgical alternatives and less invasive than surgery in removing eschar in chronic and other hard-to-heal wounds and may be comparable or perhaps better than currently available treatments for connective tissue disorders.

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

European Union

The approval process of medicinal products in the European Union generally involves satisfactorily completing each of the following:

•	laboratory tests, animal studies and formulation studies all performed in accordance with the applicable E.U. GLP or GMP regulations;

•	submission to the relevant national authorities of a clinical trial application (“CTA”), which must be approved before human clinical trials may begin;

•	performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication;

•
submission to the relevant competent authorities of a marketing authorization application (“MAA”), which includes the data supporting preclinical and clinical safety and efficacy as well as detailed information on the manufacture and composition and control of the product development and proposed labeling as well as other information;

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

Clinical trial approval

Pursuant to the Clinical Trials Directive 2001/20/EC, as amended, a system for the approval of clinical trials in the European Union has been implemented through national legislation of the member states. Under this system, approval must be obtained from the competent national authority of a European Union member state in which a study is planned to be conducted. To this end, a CTA is submitted, which must be supported by an investigational medicinal product dossier and additional supporting information prescribed by the Clinical Trials Directive and other applicable guidance documents. Furthermore, a clinical trial may only be started after a competent ethics committee has issued a favorable opinion on the clinical trial application in that country.

Clinical drug development is often described as consisting of four temporal phases (Phase 1-4). See, for example, the EMA’s note for guidance on general considerations for clinical trials (CPMP/ICH/291/95).

•	Phase 1 (Most typical kind of study: Human Pharmacology);

•	Phase 2 (Most typical kind of study: Therapeutic Exploratory);

•	Phase 3 (Most typical kind of study: Therapeutic Confirmatory); and

•	Phase 4 (Variety of Studies: Therapeutic Use).

Studies in Phase 4 are all studies other than routine surveillance performed after drug approval and are related to the approved indication. For example, as part of the EMA regulatory approval process, we agreed to provide further data from our post-marketing clinical trial of NexoBrid, the U.S. Phase 3 study initiated in April 2015. While we believe that the EMA will accept this study to satisfy one of our post-marketing commitments, if the EMA does not accept the study, we will need to perform another costly study to provide such data.

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

On January 26, 2007, Regulation (EC) 1901/2006 came into force with its primary purpose being the improvement of the health of children without subjecting children to unnecessary trials, or delaying the authorization of medicinal products for use in adults. The regulation established the Pediatric Committee (“PDCO”), which is responsible for coordinating the EMA’s activities regarding pharmaceutical drugs for children. The PDCO’s main role is to determine which studies the applicant needs to perform in the pediatric population as part of the PIP.

All applications for marketing authorization for new pharmaceutical products that were not authorized in the European Union prior to January 26, 2007 must include the results of studies carried out in children of different ages. The PDCO determines the requirements and procedures of such studies, describing them in a PIP. This requirement also applies when a company wants to add a new indication, pharmaceutical form or route of administration for a medicine that is already authorized. The PDCO can grant deferrals for some medicines, allowing a company to delay development of the medicine in children until there is enough information to demonstrate its effectiveness and safety in adults. The PDCO can also grant waivers when development of a medicine in children is not needed or is not appropriate, such as for diseases that only affect the elderly population.

Before a marketing authorization application can be filed, or an existing marketing authorization can be amended, the EMA confirms that the applicant complied with the studies’ requirements and measures listed in the PIP. Since the regulation became effective, several incentives for the development of medicines for children become available in the European Union, including:

•
medicines that have been authorized for marketing in the European Union with the results of PIP studies included in the product information are eligible for an extension of their patent protection by six months. This is the case even when the studies’ results are negative;

•	for orphan medicines, such as NexoBrid, the incentive is an additional two years of market exclusivity instead of one;

•	scientific advice and protocol assistance at the EMA are free of charge for questions relating to the development of medicines for children; and

•
medicines developed specifically for children that are already authorized, but are not protected by a patent or supplementary protection certificate, can apply for a pediatric use marketing authorization (“PUMA”). If a PUMA is granted, the product will benefit from 10 years of market protection as an incentive.

Marketing authorization

Authorization to market a product in the European Union member states proceeds under one of four procedures: a centralized authorization procedure, a mutual recognition procedure, a decentralized procedure or a national procedure. Marketing authorization may be granted only to an applicant established in the European Union. Through our wholly-owned German subsidiary, we received approval for NexoBrid pursuant to the centralized authorization procedure.

The centralized procedure provides for the grant of a single marketing authorization that is valid for all E.U. member states as well as the European Economic Area (“EEA”) member states, Norway, Iceland and Lichtenstein. The centralized procedure is compulsory for medicines produced by certain biotechnological processes, products designated as orphan medicinal products and products with a new active substance indicated for the treatment of certain diseases, and is optional for products that are highly innovative or for which a centralized process is in the interest of patients. Products that have received orphan designation in the European Union, such as NexoBrid, will qualify for this centralized procedure, under which each product’s marketing authorization application is submitted to the EMA. Under the centralized procedure in the European Union, the maximum time frame for the evaluation of a marketing authorization application is 210 days (excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the Committee of Medicinal Products for Human Use).

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

It is not always possible for applicants to follow the national procedure. In the case of medicinal products in the category for which the centralized authorization procedure is compulsory, that procedure must be followed. In addition, the national procedure is not available in the case of medicinal product dossiers where the same applicant has already obtained marketing authorization in one of the other European Union member state or has already submitted an application for marketing authorization in another member state and the application is under consideration. In the latter case, applicants must follow a mutual recognition procedure.

After a drug has been authorized and launched, it is a condition of maintaining the marketing authorization that all aspects relating to its quality, safety and efficacy must be kept under review. Sanctions may be imposed for failure to adhere to the conditions of the marketing authorization. In extreme cases, the authorization may be revoked, resulting in withdrawal of the product from sale.

Period of authorization and renewals

Marketing authorization is valid for an initial five-year period and may be renewed thereafter on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the authorizing member state. To this end, the marketing authorization holder shall provide the EMA or other applicable competent authority a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the end of the initial five-year period. Once renewed, the marketing authorization is valid for an unlimited period, unless the EMA or other applicable competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal. Any authorization which is not followed by the actual placing of the drug on the E.U. market (in case of centralized procedure) or on the market of the authorizing member state within three years after authorization shall cease to be valid.

Orphan designation

On July 31, 2002, NexoBrid received orphan drug status in the European Union, and on December 20, 2012, the EMA confirmed NexoBrid’s designation as an orphan drug for marketing authorization.

In the European Union, the Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union. Additionally, designation is granted for products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the investment necessary to develop the drug or biological product.

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

Regulatory data protection

Without prejudice to the law on the protection of industrial and commercial property, some marketing authorizations benefit from an “8+2(+1)” year period of regulatory protection. During the first eight years from the grant of the innovator company’s marketing authorization, data exclusivity applies. After the eight years have expired, a generic company can make use of the preclinical and clinical trial data of the originator in their regulatory applications but still cannot market their product until the end of 10 years. An additional one year of market exclusivity can be obtained if, during the first eight years of those 10 years, the marketing approval holder obtains an approval for one or more new therapeutic indications which, during the scientific evaluation prior to their approval, are determined to bring a significant clinical benefit in comparison with existing therapies. Under the current rules, a third party may reference the preclinical and clinical data of the reference product beginning eight years after first approval, but the third party may market a generic version only after 10 (or 11) years have lapsed.

Additional data protection can be applied for when an applicant has complied with all requirements as set forth in an approved PIP.

Manufacturing

The manufacturing of authorized drugs, for which a separate manufacturer’s license is mandatory, must be conducted in strict compliance with the EMA’s cGMP requirements and comparable requirements of other regulatory bodies, which mandate the methods, facilities and controls used in manufacturing, processing and packing of drugs to assure their safety and proper identification. The EMA enforces its cGMP requirements through mandatory registration of facilities and inspections of those facilities. The EMA may have a coordinating role for these inspections while the responsibility for carrying them out rests with the competent authority of the member state under whose responsibility the manufacturer falls. Failure to comply with these requirements could interrupt supply and result in delays, unanticipated costs and lost revenues, and could subject the applicant to potential legal or regulatory action, including but not limited to warning letters, suspension of manufacturing, seizure of product, injunctive action or possible civil and criminal penalties. In January 2013, the European Union and Israel signed the Protocol on Conformity Assessment and Acceptance of Industrial Products (the “ACAA”), which covers medicinal products. The ACAA provides for mutual recognition of the conclusions of inspections of compliance of manufacturers and importers with the principles and guidelines of European Union cGMP and equivalent Israeli cGMP. Certification of the conformity of each batch to its specifications by either the importer or the manufacturer established in Israel or in the European Union shall be recognized by the other party without re-control at import from one party to the other.

Marketing and promotion

The marketing and promotion of authorized drugs, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the European Union, notably under Directive 2001/83, as amended by Directive 2004/27. The applicable legislation aims to ensure that information provided by holders of marketing authorizations regarding their products is truthful, balanced and accurately reflects the safety and efficacy claims authorized by the EMA or by the applicable national authority of the authorizing member state. Failure to comply with these requirements can result in adverse publicity, warning letters, mandated corrective advertising and potential civil and criminal penalties.

United States

Review and approval of biologics

In addition to E.U. regulations, NexoBrid is an investigational drug in the United States and is therefore subject to various U.S. regulations. In the United States, the FDA regulates drugs and biologics under the FDCA and implementing regulations and other laws, including the Public Health Service Act. On March 24, 2011, the FDA classified NexoBrid as a biological product. Biologics require the submission of a BLA and approval by the FDA prior to being marketed in the United States. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant to a variety of administrative or judicial sanctions as well as enforcement actions brought by the FDA, the U.S. Department of Justice or other governmental entities. Possible sanctions may include the FDA’s refusal to approve pending BLAs, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties.

The process required by the FDA prior to marketing and distributing a biologic in the United States generally involves the following:

•	completion of laboratory tests, animal studies and formulation studies in compliance with the FDA’s GLP or GMP regulations, as applicable;

•	submission to the FDA of an investigational new drug application (“IND”), which must become effective before clinical trials may begin;

•	approval by an independent institutional review board (“IRB”) at each clinical site before each trial may be initiated;

•	performance of adequate and well-controlled clinical trials in accordance with GCP to establish the safety and efficacy of the product for each indication;

•	preparation and submission to the FDA of a BLA or supplemental BLA;

•	satisfactory completion of an FDA advisory committee review, if applicable;

•
satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with cGMP requirements, and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity; and

•	payment of user fees and FDA review and approval of the BLA.

We commenced the process of seeking FDA approval for NexoBrid for the removal of eschar in adults with severe burns by submitting an IND briefing package to the FDA on July 30, 2002. In addition, the FDA informed us that since NexoBrid and EscharEx are the same active pharmaceutical ingredient and will be managed within the same review division, even though the formulation may be slightly different, development of EscharEx should occur under NexoBrid’s existing IND.

Preclinical studies

Preclinical studies include laboratory evaluation, as well as animal studies to assess the potential safety and efficacy of the product candidate. Preclinical safety tests must be conducted in compliance with FDA regulations regarding good laboratory practices. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND which must become effective before clinical trials may commence.

Clinical trials in support of a BLA

Clinical trials involve the administration of an investigational product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written study protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to a proposed clinical trial and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin.

In addition, an IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review and reapprove the study at least annually. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with FDA regulations. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health for public dissemination on their website, ClinicalTrials.gov.

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

Submission of a BLA to the FDA

We initiated a U.S. Phase 3 pivotal study for NexoBrid in April 2015 to support a BLA submission to the FDA. The results of the preclinical studies and clinical trials, together with other detailed information, including information on the manufacture, control and composition of the product, are submitted to the FDA as part of a BLA requesting approval to market the product candidate for a proposed indication. Under the Prescription Drug User Fee Act, as amended, applicants are required to pay fees to the FDA for reviewing a BLA. These user fees, as well as the annual fees required for commercial manufacturing establishments and for approved products, can be substantial. The BLA review fee alone can exceed $200,000, subject to certain limited deferrals, waivers and reductions that may be available. Each BLA submitted to the FDA for approval is typically reviewed for administrative completeness and reviewability within 45 to 60 days following submission of the application. If found complete, the FDA will “file” the BLA, which triggers a full review of the application. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission. The FDA's established goals are to review and act on 90% of priority BLA applications and priority original efficacy supplements within six months of the 60-day filing date and receipt date, respectively. The FDA’s established goals are to review and act on 90% of standard BLA applications and standard original efficacy supplements with 10 months of the 60-day filing date and receipt date, respectively. The FDA, however, may not be able to approve a biologic within these established goals, and its review goals are subject to change from time to time. Further, the outcome of the review, even if generally favorable, may not be an actual approval but rather an “action letter” that describes additional work that must be completed before the application can be approved.

Before approving a BLA, the FDA generally inspects the facilities at which the product is manufactured or facilities that are significantly involved in the product development and distribution process, and will not approve the product unless cGMP compliance is satisfactory. The FDA may deny approval of a BLA if applicable statutory or regulatory criteria are not satisfied, or may require additional testing or information, which can delay the approval process. FDA approval of any application may include many delays or may never be granted. If a product is approved, the approval will impose limitations on the indicated uses for which the product may be marketed, will require that warning statements be included in the product labeling, may impose additional warnings to be specifically highlighted in the labeling (e.g., a Black Box Warning), which can significantly affect promotion and sales of the product, may require that additional studies be conducted following approval as a condition of the approval and may impose restrictions and conditions on product distribution, prescribing or dispensing in the form of a risk management plan, or impose other limitations.

Once a product is approved, marketing the product for other indicated uses or making certain manufacturing or other changes requires FDA review and approval of a supplemental BLA or a new BLA, which may require additional clinical data. In addition, further post-marketing testing and surveillance to monitor the safety or efficacy of a product may be required. Also, product approvals may be withdrawn if compliance with regulatory standards is not maintained or if safety or manufacturing problems occur following initial marketing. In addition, new government requirements may be established that could delay or prevent regulatory approval of our product candidates under development.

Post-approval requirements

Any drug or biologic products for which we receive FDA approvals are subject to continuing regulation by the FDA. Certain requirements include, among other things, record-keeping requirements, reporting adverse experiences with the product, providing the FDA with updated safety and efficacy information annually or more frequently for specific events, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements. These promotion and advertising requirements include, among others, standards for direct-to-consumer advertising, prohibitions against promoting drugs for uses or in patient populations that are not described in the drug’s approved labeling, known as “off-label use,” and other promotional activities, such as those considered to be false or misleading. Failure to comply with FDA requirements can have negative consequences, including the immediate discontinuation of noncomplying materials, adverse publicity, enforcement letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties. Such enforcement may also lead to scrutiny and enforcement by other government and regulatory bodies. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not encourage, market or promote such off-label uses. As a result, “off-label promotion” has formed the basis for litigation under the Federal False Claims Act, violations of which are subject to significant civil fines and penalties.

The manufacturing of NexoBrid and our pipeline products is and will be required to comply with applicable FDA manufacturing requirements contained in the FDA’s cGMP regulations. NexoBrid is manufactured at our production plant in Yavne, Israel, which is cGMP certified. The FDA’s cGMP regulations require, among other things, quality control and quality assurance, as well as the corresponding maintenance of comprehensive records and documentation. Drug and biologic manufacturers and other entities involved in the manufacture and distribution of approved drugs and biologics are also required to register their establishments and list any products they make with the FDA and to comply with related requirements in certain states. These entities are further subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. In addition, a BLA holder must comply with post-marketing requirement, such as reporting of certain adverse events. Such reports can present liability exposure, as well as increase regulatory scrutiny that could lead to additional inspections, labeling restrictions or other corrective action to minimize further patient risk. Discovery of problems with a product after approval may result in serious and extensive restrictions on the product, manufacturer or holder of an approved BLA, as well as lead to potential market disruptions. These restrictions may include recalls, suspension of a product until the FDA is assured that quality standards can be met, and continuing oversight of manufacturing by the FDA under a “consent decree,” which frequently includes the imposition of costs and continuing inspections over a period of many years, as well as possible withdrawal of the product from the market. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

The FDA also may require post-marketing testing, or Phase 4 testing, as well as risk minimization action plans and surveillance to monitor the effects of an approved product or place conditions on an approval that could otherwise restrict the distribution or use of NexoBrid.

Orphan designation and exclusivity

On August 20, 2003, NexoBrid received orphan drug status in the United States. Under the Orphan Drug Act, the FDA may designate a drug product as an “orphan drug” if it is intended to treat a rare disease or condition (generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a drug product available in the United States for treatment of the disease or condition will be recovered from sales of the product). A company must request orphan product designation before submitting a BLA. If the request is granted, the FDA will disclose the identity of the therapeutic agent and its potential use. Orphan drug designation entitles a party to seven years of market exclusivity following drug or biological product approval, but does not convey any advantage in or shorten the duration of the regulatory review and approval process.

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

Pediatric studies and exclusivity

Under the Pediatric Research Equity Act of 2003, a BLA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the drug product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. With enactment of the Food and Drug Administration Safety and Innovation Act (the “FDASIA”) in 2012, sponsors must also submit pediatric study plans prior to the assessment data. Those plans must contain an outline of the proposed pediatric study or studies the applicant plans to conduct, including study objectives and design, any deferral or waiver requests, and other information required by regulation. The applicant, the FDA, and the FDA’s internal review committee must then review the information submitted, consult with each other and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time.

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

Pediatric exclusivity is another type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity, including the non-patent and orphan exclusivity. This six-month exclusivity may be granted if a BLA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show that the product is effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot accept or approve another application.

Patent term restoration and extension

A patent claiming a new drug product may be eligible for a limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984 (the “Hatch-Waxman Act”), which permits a patent restoration of up to five years for the patent term lost during product development and the FDA regulatory review. The restoration period granted is typically one-half the time between the effective date of an IND and the submission date of a BLA, plus the time between the submission date of a BLA and the ultimate approval date. Patent term restoration cannot be used to extend the remaining term of a patent past a total of fourteen years from the product’s approval date. Only one patent applicable to an approved drug product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent in question. A patent that covers multiple drugs for which approval is sought can only be extended in connection with one of the approvals. The U.S. Patent and Trademark Office reviews and approves the application for any patent term extension or restoration in consultation with the FDA.

Biosimilar products

As part of the Patient Protection and Affordable Care Act of 2010, Public Law No. 111-148 (the “Affordable Care Act”), under the subtitle of Biologics Price Competition and Innovation Act of 2009 (“BPCI”), a statutory pathway has been created for licensure, or approval, of biological products that are biosimilar to, and possibly interchangeable with, earlier biological products licensed under the Public Health Service Act. Also under the BPCI, innovator manufacturers of original reference biological products are granted 12 years of exclusive use before biosimilars can be approved for marketing in the United States. There are current legislative proposals to shorten this period from 12 years to seven years. The objectives of the BPCI are conceptually similar to those of the Hatch-Waxman Act, which established abbreviated pathways for the approval of drug products. The implementation of an abbreviated approval pathway for biological products is under the direction of the FDA and is currently being developed. In February 2012, the FDA published draft guidance documents on biosimilar product development. A biosimilar is defined in these documents as a biological product that is highly similar to an already approved biological product, notwithstanding minor differences in clinically inactive components, and for which there are no clinically meaningful differences between the biosimilar and the approved biological product in terms of safety, purity and potency. Under this proposed approval pathway, biological products are approved based on demonstrating they are biosimilar to, or interchangeable with, a biological product that is already approved by the FDA, which is called a reference product. The approval of a biologic product biosimilar to NexoBrid could have a materially adverse impact on our business, may be significantly less costly to bring to the market and may be priced significantly lower than NexoBrid, but such approval may only occur after our 12-year exclusivity period.

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

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any products for which we obtain regulatory approval. In the United States, European Union and other markets, sales of any products for which we receive regulatory approval for commercial sale will depend to a large extent on the availability of reimbursement from third-party payors. Third-party payors include governments, government health administrative authorities, managed care providers, private health insurers and other organizations. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the drug product. Third-party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the drug products approved for a particular indication by the FDA, EMA or National Ministries of Health. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of NexoBrid, in addition to the costs required to obtain the FDA or other Ministry of Health approvals. Additionally, NexoBrid may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a drug product does not guarantee that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

In the United States, the Affordable Care Act substantially changed the way healthcare is financed by both governmental and private insurers and significantly impacted the pharmaceutical industry. The Affordable Care Act contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement changes and fraud and abuse provisions, which will impact existing government healthcare programs and will result in the development of new programs, including Medicare payment for performance initiatives and improvements to the physician quality reporting system and feedback program.

Additionally, the Affordable Care Act, as limited by the U.S. Supreme Court’s decision in June 2012:

•	increases the minimum level of Medicaid rebates payable by manufacturers of brand-name drugs from 15.1% to 23.1%;

•	requires collection of rebates for drugs paid by Medicaid managed care organizations; and

•	imposes a non-deductible annual fee on pharmaceutical manufacturers or importers who sell “branded prescription drugs” to specified federal government programs.

At this time, it remains unclear whether there will be any changes made to the Affordable Care Act, whether to certain provisions or to the law in its entirety.

In the European Union, pricing and reimbursement schemes vary widely from country to country and often within regions or provinces of countries. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed and may limit the annual budget of coverage or request that the company participate in the cost above certain use levels or for treatments perceived as unsuccessful and impose monitoring processes on the use of the product. Some countries and hospitals may require inclusion into the hospital formulary for payment from the hospital budget. Some countries and hospitals may require the completion of additional studies that compare the cost-effectiveness of a particular drug candidate to currently available therapies. For example, the European Union provides options for its member states to restrict the range of drug products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a drug product or may instead adopt a system of direct or indirect controls on the profitability of the company placing the drug product on the market. Other member states allow companies to fix their own prices for drug products, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations for drug products may not allow favorable reimbursement and pricing arrangements.

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

•
the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

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

•
the federal transparency requirements under the Affordable Care Act require manufacturers of drugs, devices and medical supplies to report to the Department of Health and Human Services information related to payments and other transfers of value to physicians and teaching hospitals and physician ownership and investment interests; and

•
analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers.

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

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

Properties

Our principal executive offices are located at 42 Hayarkon Street, Yavne 8122745, Israel. We lease these facilities from our largest shareholder, Clal Life Sciences, L.P., pursuant to a sublease agreement, as amended, that expires on December 31, 2016, with an option to extend the term for an additional one-year period. The facilities consist of approximately 12,379 square feet of space, and lease payments are approximately $54,696 per month. These facilities house our administrative headquarters, our research and development laboratories and our manufacturing plant.

We also lease offices at Eisenstrasse 5, 65428 Rüsselsheim, Germany. We lease these facilities pursuant to a lease agreement with a term of three years that expires on April 30, 2019. The facilities consist of approximately 2,670 square feet of space, and lease payments are approximately €2,692 (or $2,934) per month. These facilities house our European headquarters.

Legal Proceedings

See “ITEM 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings” and “ITEM 3.D. Risk Factors—Our agreements with Teva Pharmaceutical Industries Ltd., PolyHeal Ltd. and Pliva Croatia Ltd. have been terminated, expired or are otherwise not being performed and it is uncertain whether we will have continuing obligations or liabilities under these agreements.”

C.	Organizational Structure

The legal name of our company is MediWound Ltd. and we are organized under the laws of the State of Israel. Our corporate structure consists of MediWound Ltd., our Israeli parent company, (i) MediWound Germany GmbH, our active wholly-owned subsidiary, which was incorporated on April 16, 2013 under the laws of the Federal Republic of Germany and (ii) MediWound UK Limited, our inactive wholly-owned subsidiary, which was incorporated on July 26, 2004 under the laws of England. We also hold a 6.64% ownership interest in Polyheal Ltd.

D.	Property, Plants and Equipment

See “ITEM 4.B. Business Overview—Properties” and “ITEM 4.B. Business Overview—Manufacturing, Supply and Production.”

Item 4A.               UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5.                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2015 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS, as issued by the IASB.

Company Overview

We are a fully integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel therapeutics based on our patented proteolytic enzyme technology to address unmet needs in the fields of severe burns as well as chronic and other hard-to-heal wounds, connective tissue disorders and other indications. Our innovative biopharmaceutical product, NexoBrid, received marketing authorization from the EMA and the Israeli and Argentinean Ministries of Health for removal of eschar, in adults with severe burns. We have launched NexoBrid in Europe and in Israel and plan to launch NexoBrid in Argentina, through our local distributor, during the first half of 2016. We manufacture NexoBrid in our state-of-the-art, EMA-certified, cGMP-compliant, sterile pharmaceutical products manufacturing facility at our headquarters in Yavne, Israel.

In March 2014, we closed our IPO, at which time we sold a total of 5,750,000 ordinary shares in the offering and received net proceeds of approximately $71.7 million.

As a result of the launch of NexoBrid in December 2013 in Europe, 2014 was the first year in which we generated revenue. Our revenue was $0.3 million and $0.6 million in 2014 and 2015, respectively. In addition, we have signed local distribution agreements for distribution of NexoBrid in Argentina, Russia, South Korea, Mexico, Colombia, Peru, Chile, Ecuador and Panama. Our future growth will depend, in part, on our ability to expand the commercialization of NexoBrid throughout Europe and receive marketing approval in the United States and other jurisdictions for NexoBrid and EscharEx. However, our net operating losses were $7.6 million, $21.4 million and $21.2 million for the years ended December 31, 2013, 2014 and 2015, respectively. As of December 31, 2015, we had an accumulated deficit of $88.4 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future.

In 2016, we expect to continue to invest in our research and development efforts, including continuing our ongoing clinical trials, as well as the clinical development of our pipeline products. In addition, we expect to continue to execute our marketing and market access strategy on a country-by-country basis. Moreover, we will continue to expand our marketing channels internationally, by exploring additional distribution agreements in our target territories, including Latin America, Asia Pacific and CIS countries.

Key Components of Statements of Operations

Revenues

Sources of revenues. We derive revenues primarily from the sale of NexoBrid in Europe and Israel. Therefore, our ability to generate revenues will depend on the successful commercialization of NexoBrid.

Cost of Revenues

Our total cost of revenues includes expenses for the manufacturing of NexoBrid, including the cost of raw materials, employee-related expenses including salaries, equity based-compensation and other benefits and related expenses, rental fees, utilities and depreciation. We expect that our cost of revenues will continue to increase as we expand the sale of NexoBrid throughout the European Union and internationally. We expect that our cost of revenues as a percentage of our total revenues will decrease to the extent that our sales from NexoBrid increase.

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

Research and development consist primarily of compensation for employees engaged in research and development activities including salaries, equity-based compensation and benefits and related expenses, clinical trials, contract research organization sub-contractors expenses, development materials, including scientists and professionals for product registration and approval, external advisors and the allotted cost of our manufacturing facility for research and development purposes.

Since 2013, we have cumulatively spent approximately $18.7 million on research and development  primarily of NexoBrid, of which $3.7 million was funded by participation by government grants and BARDA funds. Our total research and development expenses, net of participations, were approximately $5.3 million and $6.0 million in 2014 and 2015, respectively. Our research and development expenses related primarily to the development of NexoBrid. We charge all research and development expenses to operations as they are incurred. We expect research and development expenses to increase in absolute terms over the next several years to reflect our plan to fund certain additional clinical trials for EscharEx and our pipeline products. However, actual spending could differ as our plans change and we invest in other drugs or potentially reduce our anticipated funding on research for existing products.

The successful development of our patented proteolytic enzyme technology used in NexoBrid and EscharEx for additional pipeline products is highly uncertain. As such, at this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the remainder of the development of our technology for additional indications. This uncertainty is due to numerous risks and uncertainties associated with developing products, including the uncertainty of:

•	the scope, rate of progress and expense of our research and development activities;

•	preclinical results;

•	clinical trial results;

•	the terms and timing of regulatory approvals;

•	the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and

•	the ability to market, commercialize and achieve market acceptance for NexoBrid or any other product candidate that we may develop in the future.

A change in the outcome of any of these variables with respect to the development of other products that we may develop could result in a significant change in the costs and timing associated with their development. For example, if the EMA, the FDA or other regulatory authority were to require us to conduct preclinical and clinical studies beyond those which we currently anticipate for the completion of clinical development of our product candidates or if we experience significant delays in enrollment in any clinical trials, we could be required to expend significant additional financial resources and time on the completion of the clinical development.

Participation by Third Parties

Our research and development expenses are net of the following participations by third parties.

Participation by the Office of the Chief Scientist.  We receive grants, subject to repayment through future royalty payments, as part of the NexoBrid research and development programs approved by the OCS. The requirements and restrictions for such grants are found in the R&D Law. Under the R&D Law, royalties of 3-3.5% on the revenues derived from sales of products or services developed in whole or in part using OCS grants are payable to the Israeli government. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us, plus annual interest generally equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. The total gross amount of grants actually received by us from the OCS, including accrued LIBOR interest and net of royalties actually paid as of December 31, 2015, totaled approximately $11.5 million and the amortized cost (using the interest method) of the liability as of that date totaled approximately $7.3 million. As of December 31, 2015, we had accrued and paid royalties to the OCS totaling $26 thousand.

In addition to paying any royalty due, we must abide by other restrictions associated with receiving such grants under the R&D Law that continue to apply following repayment to the OCS. These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our know-how outside of Israel and may require us to obtain the approval of the OCS for certain actions and transactions and pay additional royalties and other amounts to the OCS. In addition, any change of control and any change of ownership of our ordinary shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the R&D Law, requires prior written notice to the OCS. If we fail to comply with the R&D Law, we may be subject to criminal charges.

Research and development grants received from the OCS are recognized upon receipt as a liability if future economic benefits are expected from the project that will result in royalty-bearing sales. The amount of the liability for the loan is first measured at fair value using a discount rate that reflects a market rate of interest that reflects the appropriate degree of risks inherent in our business. The change in the fair value of the liability associated with grants from the OCS is reflected as an increase or decrease in our research and development expenses for the relevant period.

Participation by BARDA.  On September 29, 2015, we were awarded a contract by BARDA valued up to $112 million for the advancement of the development and manufacturing, as well as the procurement, of NexoBrid in the United States. See “ITEM 4.B. Business Overview—BARDA Contract.” Pursuant to the contract, BARDA has committed to fund all development costs of NexoBrid required for achieving marketing authorization by the FDA, either directly or indirectly by reimbursing actual costs incurred by us. As of December 31, 2015, we recorded $0.8 million in funding from BARDA under the contract.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of compensation expenses for personnel engaged in sales and marketing, including salaries, equity based-compensation and benefits and related expenses, as well as promotion, advertising, market access, medical and sales activities. These expenses also include costs related to the maintenance of our offices in Germany, which is focused primarily on marketing NexoBrid, and marketing authorization holder related costs. As part of our growth strategy, we intend to expand our marketing effort to new markets.

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

Financial Income/Financial Expense

Financial income includes interest income, revaluation of financial instruments, revaluation of derivative instruments and exchange rate differences. Financial expense consists primarily of revaluation of financial instruments, revaluation of derivative instruments, exchange rate differences and expenses related to convertible loans. The interest due on government grants received from the OCS is also considered a financial expense, and is recognized beginning on the date we receive the grant until the date on which the grant is expected to be repaid as part of the revaluation to fair value of liabilities in respect of government grants.

Discontinued Operation

The 2010 PolyHeal Agreements provided that in the event that the collaboration with Teva was terminated, we would have nine months to find a successor to take over the sub-license for commercializing PolyHeal. As no such successor was found, our exclusive global license from PolyHeal expired. Following the expiration of our PolyHeal license, we accounted for our operation related to PolyHeal as a discontinued operation in accordance with IFRS accounting standard 5, “Non-current Assets Held for Sale and Discontinued Operations.” Accordingly, the results of operations of the development, manufacturing and sales of PolyHeal, including impairments of inventories, our exclusive global license of the PolyHeal product  and other assets are reported separately as a discontinued operation in our statement of operations for the periods presented below, as well as for all historical periods to be presented in future quarterly and annual releases of our results of operations.

Taxes on Income

The standard corporate tax rate in Israel was 26.5% for the 2015 tax year and from 2016 and thereafter is 25%. The standard corporate tax rate in Israel was 25% for the 2014 tax year.

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses totaling approximately $74.0 million as of December 31, 2015 and other temporary differences amounting approximately $5.0 million. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

Under the Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”), we have been granted “Beneficiary Enterprise” status, which provides certain benefits, including tax exemptions and reduced corporate tax rates. Income not eligible for Beneficiary Enterprise benefits is taxed at a regular corporate tax rate. The benefit entitlement period starts from the first year that the Beneficiary Enterprise first earns taxable income, and is limited to 12 years from the year in which the company requested to have tax benefits apply.

Comparison of Period to Period Results of Operations

The following table sets forth our results of operations in dollars and as a percentage of revenues for the periods indicated:

	Years Ended December 31,
	2013	2014	2015
	(in thousands)
Consolidated statements of operations data:
Revenues	$—	$259	$601
Cost of revenues	—	2,785	2,519
Gross loss	—	(2,526)	(1,918)
Operating expenses:
Research and development, gross	4,513	6,054	8,139
Participation by OCS and BARDA	878	705	2,118
Research and development, net of participations	3,635	5,349	6,021
Selling and marketing	2,259	8,829	9,284
General and administrative	1,687	4,723	4,004
Total operating expenses	7,581	18,901	19,309
Operating loss	7,581	21,427	21,227
Financial income	2,401	4,665	1,052
Financial expense	(3,321)	(2,113)	(1,496)
Loss from continuing operations	8,501	18,875	21,671
Loss from discontinued operation	6,850	—	417
Net loss	$15,351	$18,875	$22,088

Year Ended December 31, 2014 Compared to Year Ended December 31, 2015

Revenues

We generated initial revenues from sale of NexoBrid in 2014 of approximately $0.3 million, following the launches in the European Union and Israel, compared to approximately $0.6 million in revenues from the sale of NexoBrid in 2015.

Costs and Expenses

Cost of revenues

Following the commercialization of NexoBrid in 2014, cost of revenues decreased 10% from $2.8 million in the year ended December 31, 2014 to $2.5 million in the year ended December 31, 2015.

The cost of manufacturing consisted primarily of employee related expenses, including salaries and benefit and equity-based compensation, cost of materials and other manufacturing expenses, which was partially offset by an increase in our inventory of finished products. Employee related expenses decreased $0.3 million in the year ended December 31, 2015 primarily due to a decrease in share-based compensation expense.

Research and development expenses

Research and development expenses, gross, increased 34% from $6.1 million in the year ended December 31, 2014 to $8.1 million in the year ended December 31, 2015. The expenses primarily related to development of NexoBrid and EscharEx and the increase resulted primarily from employee-related expenses, initiation of clinical trials and the cost of manufacturing for research and development purposes related to NexoBrid and EscharEx. Salary and related expenses increased $0.4 million in the year ended December 31, 2015 due to an increased headcount of employees focused on research and development. Subcontracting costs increased $1.1 million in the year ended December 31, 2015 primarily due to clinical development activity.

Cost of material for research and development purposes increased $0.3 million in the year ended December 31, 2015 due to the development of EscharEx.

Selling and marketing expenses

Selling and marketing expenses increased 5%, from $8.8 million in the year ended December 31, 2014 to $9.3 million in the year ended December 31, 2015. The increase was primarily due to an increase of $0.7 million in salary and related expenses resulted from full-year headcount of employees focused on sales and marketing activities of NexoBrid throughout the European Union.

General and administrative expenses

General and administrative expenses decreased 15%, from $4.7 million in the year ended December 31, 2014 to $4.0 million in the year ended December 31, 2015. The decrease in general and administrative expenses primarily included a decrease of $0.9 million in equity-based compensation, offset by an increase of $0.2 million in professional fees as a result of being a public company traded on the NASDAQ.

Financial income

Financial income decreased from $4.7 million in the year ended December 31, 2014 to $1.1 million in the year ended December 31, 2015. For the year ended December 31, 2014, financial income included $4.5 million related to the revaluation of warrants to shareholders, which were exercised following the IPO. For the year ended December 31, 2015, financial income included $0.8 million related to revaluation of contingent consideration for purchase of shares.

Financial expense

Financial expense decreased from $2.1 million in the year ended December 31, 2014 to $1.5 million in the year ended December 31, 2015. Financial expenses in 2014 included $0.6 million related to the revaluation of the contingent consideration for the purchase of shares from Teva.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2014

Revenues

We generated initial revenues from sale of NexoBrid in 2014 of approximately $0.3 million, following the launches in the European Union and Israel.

Costs and Expenses

Cost of revenues

In the year ended December 31, 2014, we incurred approximately $2.8 million of cost of revenues, following the commercialization of NexoBrid.

The cost of manufacturing consisted primarily of $2.2 million due to employee related expenses, including salaries and benefit and equity-based compensation, $0.6 million for the cost of materials, and $0.9 million in other manufacturing expenses, which was offset by a $1.5 million increase in our inventory of finished products.

Research and development expenses

Research and development expenses, gross, increased 34% from $4.5 million in the year ended December 31, 2013 to $6.1 million in the year ended December 31, 2014. The expenses primarily related to development of NexoBrid and EscharEx and the increase resulted primarily from employee-related expenses and initiation of clinical trials, which was offset by decrease in cost of manufacturing for research and development purposes related to NexoBrid. Subcontracting costs related to clinical development activity increased by $2.0 million in the year ended December 31, 2014 due to the completion of preparation for our Phase 3 trial for NexoBrid in the United States, initiation of our PIP study for NexoBrid in Europe and our second Phase 2 study for EscharEx. Subcontracting costs related to regulatory affairs activity increased by $0.4 million in the year ended December 31, 2014 due to our variations plan.

Cost of manufacturing for research and development purposes decreased $1.8 million in the year ended December 31, 2014 due to the commercialization of NexoBrid.

Selling and marketing expenses

Selling and marketing expenses increased 282%, from $2.3 million in the year ended December 31, 2013 to $8.8 million in the year ended December 31, 2014. The increase was primarily due to the ramp up of selling and marketing activities for NexoBrid as part of NexoBrid’s launch in Europe, which commenced in December 2013 and in Israel. The increase in selling and marketing expenses included $4.1 million in salary and related expenses, primarily due to increased headcount from 8 to 20 employees and due to equity-based compensation, as well as an increase of $2.2 million related to marketing and promotional efforts related to launch of NexoBrid.

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

Our primary uses of cash are to fund working capital requirements, research and development expenses and sales and marketing activities associated with the launch of NexoBrid in Europe and the development of EscharEx. Historically, we have funded our operations primarily through private placements of equity securities, loans, convertible loans, participation by others and government grants from the OCS. In March 2014, we closed our IPO, resulting in net proceeds to us of approximately $71.7 million. In September 2015, we were awarded a contract by BARDA valued at up to $112 million for the advancement of the development and manufacturing, as well as the procurement, of NexoBrid in the United States. See “ITEM 4.B. Business Overview—BARDA Contract.” Since we expect a significant portion of the funding for our NexoBrid development plan will be funded by BARDA, we intend to use a portion of our proceeds raised during our IPO initially intended for the development of NexoBrid to further advance the development of our pipeline products candidates.

The table below summarizes our sources of financing for the periods presented.

	Issuance of Ordinary Shares and Warrants	Net Loans from Shareholders	Government Grants and BARDA Funding, net	Total
	(in thousands)
Year ended December 31, 2015	$26	$—	$1,552	$1,578
Year ended December 31, 2014	72,130	—	345	72,475
Year ended December 31, 2013	15,950	3,015	276	19,241

Our sources of financing in the year ended December 31, 2015 totaled $1.6 million and consisted primarily of government grants totaling $0.8 million and funding under the BARDA Contract totaling $0.8 million.

Our sources of financing in the year ended December 31, 2014 totaled $72.5 million and consisted primarily of the net IPO proceeds of $71.7 million upon the issuance of 5,750,000 of our ordinary shares, proceeds from the exercise of options totaling $0.3 million and government grants totaling $0.3 million.

Our sources of financing in the year ended December 31, 2013 totaled $19.2 million and consisted of loans, convertible bridge loans, issuance of ordinary shares and warrants and government grants. For the year ended December 31, 2013, issuance of ordinary shares included $15.7 million in net proceeds from the issuance and sale of ordinary shares to certain existing investors pursuant to a share purchase agreement entered into in June 2013 and closed on August 19, 2013, and also included proceeds from the exercise of options, totaling $0.3 million. Loans from shareholders for the year ended December 31, 2013 included the proceeds from convertible loans totaling $3.0 million that were converted into our ordinary shares and warrants on August 19, 2013. During the year ended December 31, 2013, loans from shareholders also included proceeds from repayment of loans in the amount of $0.9 million, and government grants totaling $0.3 million.

As of December 31, 2015, we had $45.8 million of cash, cash equivalents and short-term bank deposits. Our net operating losses were $7.6 million, $21.4 million and $21.2 million for the years ended December 31, 2013, 2014 and 2015, respectively. As of December 31, 2015, we had an accumulated deficit of $88.4 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future. The net losses we will incur may fluctuate from quarter to quarter.

Our capital expenditures for fiscal years 2013, 2014 and 2015 amounted to $0.3 million, $0.4 million and $0.4 million, respectively. Capital expenditures consist primarily of investments in manufacturing and laboratory equipment. We anticipate our capital expenditures in fiscal year 2016 to increase as a result of  planning and constructing of an additional manufacturing facility.

Our future capital requirements will depend on many factors, including our revenue growth, the timing and extent of our spending on research and development efforts, and international expansion. We may also seek to invest in or acquire complementary businesses or technologies. To the extent that existing cash and cash from operations are insufficient to fund our future activities, we may need to raise additional funding through debt and equity financing. Additional funds may not be available on favorable terms or at all. We believe our existing cash, cash equivalents and short-term bank deposits will be sufficient to satisfy our liquidity requirements for the next 12 months.

Cash Flows

The following table summarizes our consolidated statement of cash flows for the periods presented:

	Year Ended December 31,
	2013	2014	2015
	(in thousands)
Net cash provided by (used in):
Continuing operating activities	$(8,075)	$(16,493)	$(19,601)
Continuing investing activities	(2,855)	(37,154)	36,046
Continuing financing activities	19,241	72,475	778
Discontinued operation	(1,665)	—	—

Net cash used in continuing operating activities

The use of cash in all periods resulted primarily from our net losses adjusted for non-cash charges and measurements and changes in components of working capital. Adjustments to net income for non-cash items include depreciation and amortization, equity-based compensation, revaluation of contingent liabilities and changes in assets and liabilities items.

Net cash used in continuing operating activities was $16.5 million in the year ended December 31, 2014 compared to $19.6 million in the year ended December 31, 2015. The increase was attributable primarily to an increase of $0.8 million in research and development expenses as well as an increase of $1.2 million in sales and marketing expenses.

Net cash used in continuing operating activities was $8.1 million in the year ended December 31, 2013 compared to $16.5 million in the year ended December 31, 2014. The increase was attributable primarily to our sales and marketing efforts to commercialize NexoBrid in the European Union and to research and development activities.

Net cash provided by (used in) continuing investing activities

The use of cash in continuing investing activities has historically been primarily related to investments in short-term banks deposits and purchases of property and equipment. Net cash used in investing activities was $37.2 million during the year ended December 31, 2014 compared to cash provided by investing activities of $36.0 million during the year ended December 31, 2015. The increase was attributable primarily to proceeds from short-term bank deposits.

Net cash used in investing activities was $2.9 million during the year ended December 31, 2013 compared to $37.2 million during the year ended December 31, 2014. The increase was attributable primarily to investment in short-term bank deposits.

Net cash provided by continuing financing activities

Net cash provided by continuing financing activities was $72.5 million during the year ended December 31, 2014 compared to $0.8 million during the year ended December 31, 2015. The decrease was attributable primarily to our receipt of $71.7 million net, proceeds from our IPO in 2014.

Net cash provided by continuing financing activities was $19.2 million during the year ended December 31, 2013 compared to $72.5 million during the year ended December 31, 2014. The increase was attributable primarily to receipt of $71.7 million net of IPO proceeds.

Net cash used in discontinued operation

Net cash used in our discontinued operation was $1.7 million in the year ended December 31, 2013 compared to zero and zero in the years ended December 31, 2014 and 2015, respectively.

C.	Application of Critical Accounting Policies and Estimates

Our accounting policies and their effect on our financial condition and results of operations are more fully described in our consolidated financial statements included elsewhere in this annual report. We have prepared our financial statements in accordance with IFRS as issued by the IASB. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. Actual results may differ from these estimates under different assumptions or conditions. See “ITEM 3.D. Risk Factors” for a discussion of the possible risks which may affect these estimates.

While our significant accounting policies are more fully described in the notes to our consolidated financial statements appearing elsewhere in this annual report, we believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (a) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and (b) changes in the estimate could have a material impact on our financial condition or results of operations.

Revenues Recognition

       We currently generate revenues from direct and indirect sales of NexoBrid to burn centers and hospital burn units in Europe and Israel as well as to local distributors in other countries. Revenues are recognized to the extent that it is probable that the economic benefits will flow to the company and the revenues can be reliably measured, regardless of when the payment is being made. Revenues are measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty and net of returns and allowances, trade discounts and volume rebates.

        Revenues from the sale of products are recognized when all the significant risks and rewards of ownership of the products have passed to the buyer and the seller no longer retains continuing managerial involvement. The delivery date of the products is usually the date of which ownership passes to the buyer.

        Revenues from distributor's agreements which are comprised of multiple elements and provide for varying consideration terms, such as upfront payments and milestone payments, are recognized when the criteria for revenue recognition have been met and only to the extent of the consideration that is not contingent upon completion or performance of future services under the contract.

        Deferred revenues include unearned amounts received from customers not yet recognized as revenues.

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

We selected the Black-Scholes option pricing model as the most appropriate method for determining the estimated fair value of our equity-based awards prior the completion of our IPO. After March 20, 2014, the date our ordinary shares began trading on NASDAQ we selected the binominal pricing model as the most appropriate method for determining the estimated fair value of our equity-based awards. The resulting cost of an equity incentive award is recognized as an expense over the requisite service period of the award, which is usually the vesting period. We recognize compensation expense over the vesting period using the accelerated method pursuant to which each vesting tranche is treated as a separate amortization period from grant date to vest date, and classify these amounts in the consolidated financial statements based on the department to which the related employee reports.

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

Government Funding from BARDA

Non-royalty bearing funds from BARDA for funding research and development of NexoBrid are recognized at the time we are entitled to such funds on the basis of the related costs incurred and are recorded as a deduction from our research and development expenses.

Contingent Consideration for Purchase of Shares

On September 2, 2013, in accordance with the terms of the Teva Shareholders’ Rights Agreement entered into in 2007 and amended in 2010, we exercised our rights to repurchase all of our shares held by Teva in consideration for an obligation to pay Teva future royalty payments of 20% of our revenues from the sale or license of NexoBrid resulting in royalty payments up to a total amount of $30.6 million and from the sale or license of the PolyHeal Product resulting in royalty payments up to a total amount of $10.8 million. We account for this obligation as a liability on our balance sheet in an amount equal to the fair value of the future royalty payments. In order to determine the fair value, we estimated the amount and timing of the future payments to Teva based on our projected results of operations. The obligation to pay Teva future royalty payments no longer includes amounts from the sale or license of the PolyHeal Product since the license to the PolyHeal Product has expired. For this purpose, we used the same projections as we had used in connection with the valuation of our ordinary shares as of September 30, 2013. Similar to that valuation, we used the weighted average valuation of two scenarios to determine the projected amount and timing of royalty payments: in the first scenario we received FDA approval for NexoBrid (80% probability) and in the second scenario we did not receive FDA approval (20% probability). The resulting liability as of the exercise date was estimated at approximately $19.2 million. The contingent consideration was revalued as of December 31, 2014 and 2015 to be approximately $17.4 million and $16.5 million, respectively, and we recorded a financial expense of $0.6 million in 2014 and financial income of $0.8 million in 2015.

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

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, may not increase the value above the lower of (i) the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and (ii) its recoverable amount.

D.	Research and Development, Patents and Licenses, etc.

Our research and development strategy is centered on developing our patented proteolytic enzyme technology, which underlies NexoBrid, into additional products for high-value indications. Our research and development team is located at our facilities in Yavne, Israel, and consists of 16 employees as of December 31, 2015 and is supported by highly experienced consultants in various research and development disciplines.

We receive government grants (subject to payment of royalties) as part of NexoBrid’s research and development programs approved by the OCS. The total gross amount of grants actually received by us from the OCS, including accrued LIBOR interest and net of royalties actually paid as of December 31, 2015, totaled approximately $11.5 million and the amortized cost (using the interest method) of the liability totaled approximately $7.0 million and $7.3 million as of December 31, 2014 and 2015, respectively. Because the repayment of OCS grants is in the form of future royalties, the balance of the commitments to the OCS is presented as an amortized liability on our balance sheet. As of December 31, 2015, we had accrued and paid royalties to the OCS totaling $26 thousand.

We received funds from BARDA in accordance with the terms of our BARDA Contract. As of December 31, 2015 we had accrued $0.8 million.

We incurred approximately $3.6 million, $5.3 million and $6.0 million in research and development expenses (after deducting participation by government grants and funding by BARDA) in the years ended December 31, 2013, 2014 and 2015, respectively.

For a description of our research and development policies, see “ITEM 4.B. Business Overview—Research and Development.”

E.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2015 to December 31, 2015 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

F.	Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

G.	Contractual Obligations

Our significant contractual obligations as of December 31, 2015 are summarized in the following table:

	Payments Due by Period
	Total	2016	2017	2018 and thereafter
	(in thousands)
Operating lease obligations(1)	$1,111	$905	$116	$90
___________________
(1)
Operating lease obligations consist of payments pursuant to lease agreements for office and laboratory facilities, as well as lease agreements for 22 vehicles, which generally run for a period of three years.

Item 6.                  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of January 15, 2016:

Name	Age	Position
Executive Officers
Gal Cohen	43	President and Chief Executive Officer
Sharon Malka	44	Chief Financial and Operations Officer
Lior Rosenberg M.D.	70	Chief Medical Technology Officer
Ety Klinger Ph.D	54	Chief Research and Development Officer
Carsten Henke	50	Chief Commercial Officer EU
Yaron Meyer	37	General Counsel and Corporate Secretary
Nirit Freikorn	42	Chief Marketing Officer

Directors
Aharon Yaari	64	Chairman of the Board of Directors
Ofer Gonen	42	Director
Marian Gorecki Ph.D (1)(2)(3)	75	Director
Meron Mann (3)	64	Director
Sarit Firon (1)(2)(3)(4)	49	Director
Abraham Havron (1)(2)(3)(4)	68	Director
___________________
(1)	Member of our audit committee
(2)	Member of our compensation committee
(3)	Independent director under the rules of the NASDAQ Stock Market
(4)	External director under the Companies Law.

Executive Officers

Gal Cohen has served as our President and Chief Executive Officer since November 2006. From 2004 to 2006, Mr. Cohen served as Director of Strategic Business Planning and New Ventures at Teva, a public Israeli pharmaceutical company. He also launched Copaxone in Europe and the United States while he served as Projects Manager for Teva’s Global Products Division from 2000 to 2004 and for its Corporate Industrial Engineering Department from 1998 to 2000. Mr. Cohen holds a B.Sc. in Industrial Engineering and Management (cum laude) from the Technion—Israel Institute of Technology and an M.B.A. (cum laude) from Tel Aviv University.

Sharon Malka has served as our Chief Financial and Operations Officer since April 2007. From 2002 to 2007, Mr. Malka was a partner at Variance Economic Consulting Ltd., a multi-disciplinary consulting boutique that specializes in financial and business services. Mr. Malka also served as a Senior Manager at Kesselman Corporate Finance, a division of PricewaterhouseCoopers Global Network, from 1998 to 2002. Mr. Malka holds a B.Sc. in Business Administration from the Business Management College in Israel and an M.B.A. from Bar Ilan University, Israel.

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

Ety Klinger has served as our Chief Research and Development Officer since May 2014. Prior to joining MediWound, Dr. Klinger was Vice President of Research and Development at Proteologics Ltd since July 2011, where she was responsible for discovery projects in the ubiquitin system, conducted in collaboration with GlaxoSmithKline plc and Teva. Prior to this, Dr. Klinger served for 17 years in numerous leadership positions at Teva’s global innovative R&D division and served as Teva’s Board representative at various biotechnology companies. Dr. Klinger was a key member of the Copaxone® development team. As a project leader she led the chemistry, manufacture and control, preclinical, clinical and post-marketing R&D activities of various innovative treatments for multiple sclerosis (MS), autoimmune and neurological diseases. From 2006 to 2011, as a Senior Director at Teva, Dr. Klinger was a member of Teva’s global innovative R&D management team. From 2006 to 2008, she served as the Head of MS and Autoimmune Diseases at Teva, and led the Life Cycle Management (LCM) of innovative R&D. Dr. Klinger holds a B.Sc. in Biology from the Hebrew University in Jerusalem, a M.S. and a Ph.D. in Biochemistry from Tel-Aviv University and an MBA degree from Tel Aviv University and Northwestern University.

Carsten Henke has served as our Chief Commercial Officer for the European organization since October 2014 and is acting as the Managing Director of our wholly-owned subsidiary, MediWound Germany GmbH, since July 2013. From February 2009 to December 2012, Mr. Henke served as Teva’s General Manager in Spain, and from January 2004 to January 2009, he served as Teva’s Director of Marketing and Sales in Germany. Mr. Henke holds a B.Sc. in European Management from the ESB Business School at Reutlingen University and a Graduado Superior in International Business Administration—E-4 from Comillas Pontifical University ICAI—ICADE in Madrid, Spain.

Yaron Meyer has served as our General Counsel and Corporate Secretary since December 2013. From April 2008 to November 2013, he served as the Corporate Secretary of Clal Biotechnology Industries Ltd. or CBI. From November 2010 to November 2013, he served as the General Counsel and Corporate Secretary of D-Pharm Ltd. From April 2008 to May 2010, he served as a legal counsel of Clal Industries Ltd. From May 2005 to April 2008, he worked as an associate at Shibolet & Co. Advocates. Mr. Meyer holds an LL.B. degree from Haifa University, Israel.

Nirit Freikorn has served as our Chief Marketing Officer since October 2014. Before that she served as MediWound’s Director of Global Marketing since March 2013. Prior to joining MediWound, from 2010, she was the Business Unit Director in Merck Sharp & Dohme, Israel. During 2009 she worked as marketing director Merck Sharp & Dohme, Israel. From 2006 to 2008 she worked as a sales and marketing manager in Merck Sharp & Dohme, Israel. Ms. Freikorn has vast experience in pharmaceutical marketing including building marketing strategies, establishing and implementing reimbursement strategies, business development, field force management, major account management and launching and promoting pharmaceutical products both for retail and hospital markets. Ms. Freikorn holds a B.Sc. in Biology from Tel Aviv University and an MBA from Ben-Gurion University.

Directors

Aharon Yaari has served as a member of our board since November 2015 and as Chairman of our board since January 2016. Previously, Mr. Yaari served as a director of CBI from May 2015 to December 2015. From 2013 to September 2015, Mr. Yaari served as the President and Chief Executive Officer of Oil Refineries Ltd. From 2009 to 2012, Mr. Yaari served as Head of Generic Systems at Teva Pharmaceuticals Ltd. From 1999 to 2008, Mr. Yaari served in several executive positions including President and Chief Executive Officer of Teva’s multi-billion Active Pharmaceutical Ingredients Division. From 1996 until 1999, Mr. Yaari served as President of Plantex USA. Mr. Yaari holds an M.A in Economics (cum laude) and a B.A. in Economics and International Relations (cum laude) from the Hebrew University, Jerusalem, Israel.

Ofer Gonen has served as a member of our board of directors since September 2003. Mr. Gonen also serves as the acting CEO of CBI. From 2003 to 2015, he served as a Partner at ARTE Venture Group Ltd.. He currently serves on the board of directors of CureTech Ltd., Avraham Pharmaceuticals Ltd., D-Pharm Ltd., BioCancell Ltd. and Clal Life Sciences L.P. He previously served as a director of Andromeda Biotech Ltd. from 2007 to 2014, as Chairman of Polyheal Ltd. and as a managing director of Biomedical Investments, Ltd.. Mr. Gonen is a veteran of Talpiot, a prestigious unit of the Israel Defense Forces, and was awarded the Israeli National Security Medal. Mr. Gonen holds a B.Sc. in Physics, Mathematics and Chemistry from the Hebrew University of Jerusalem and an M.A. in Economics and Finance from Tel Aviv University, Israel.

Marian Gorecki is one of our co-founders and has served as a member of our board of directors since 2007. From 2000 to 2007, Dr. Gorecki served as our Chief Executive Officer and Chief Scientific Officer. Dr. Gorecki has also served as a Clinical Advisor of PolyHeal since 2005. From 2000 to 2008, he served as a consultant to Clal. Dr. Gorecki serves as a director of Vaxil Tech, Inc, a biopharmaceutical company, and served on the board of directors of PROLOR Biotech, Inc., a biopharmaceutical company, from 2005 to March 2014. From November 2005 to March 2011, Dr. Gorecki served on the board of directors of SciGen Ltd., a biotechnology company developing, manufacturing, and marketing biopharmaceuticals, where he was also Chairman of the Scientific Advisory Board. Dr. Gorecki was a Senior Research Scientist and an Associate Professor at the Weizmann Institute of Science from 1982 to 1986. Dr. Gorecki holds a B.Sc. and an M.Sc. in Chemistry from the Technion—Israel Institute of Technology, Israel and a Ph.D. in Biochemistry from the Weizmann Institute of Science and was a post-graduate fellow in the Biology Department at the Massachusetts Institute of Technology.

Meron Mann has served as a member of our board of directors since August 2007. Mr. Mann has served as Chairman of Plastmed Ltd., an Israeli medical device company since 2008, Equashield Ltd., an Israeli medical device company since 2010 and on the boards of directors of Kast Silicone Ltd., a silicone manufacturing and development company and Medical Compression System (DBN) Ltd. an Israeli biotechnology company since 2013. In addition, from 2008 to 2010, he served as Chairman of Elcon Recycling Center Ltd., an Israeli industrial wastewater treatment service provider, and from 2010 to 2014, he served as one of its directors. Additionally, he was a member of the board of directors of CarioDex Ltd., a medical device company, from 2010 to 2013 and KB recycling Industries Ltd., a private Israeli company providing environmental services from 2012 to 2015.  From 2002 to 2006, Mr. Mann served as Group Vice President of Teva Pharmaceutical Finance LLC and Teva. Mr. Mann holds a B.Sc. in Industrial and Management Engineering from Tel Aviv University, Israel, and an M.Sc. in Industrial Engineering from the Technion—Israel Institute of Technology, Israel.

Sarit Firon has served as a member of our board of directors since June 2014. Since December 2012, Ms. Firon has served as the chief executive officer of Extreme Reality Ltd., which provides real time software-based, 3D motion capture technology, using a single standard webcam. From November 2011 to November 2012, Ms. Firon was the Chief Financial Officer of Kenshoo Ltd. From November 2007 to October 2011, Ms. Firon was Chief Financial Officer of MediaMind. Ms. Firon also previously served as CFO of P-Cube, which was acquired by Cisco Systems and also served as CFO of Radcom Ltd., a public company listed on the NASDAQ Stock Market. Ms. Firon also serves on the board of directors of Datorama Ltd., a developer of data analysis tools. From 2000 to 2006, Ms. Firon served as an external director and member of the audit committee of MetaLink Ltd., a developer of wireline and wireless broadband communication solutions listed on the NASDAQ Stock Market. Ms. Firon holds a B.A. in Accounting and Economics from Tel-Aviv University, Israel.

Abraham Havron has served as a member of our board of directors since June 2014. Since 2005, Dr. Havron has served as the Chief Executive Officer and a director of PROLOR Biotech Ltd., which in 2013 merged with OPKO Health Inc. Dr. Havron is also an external director of Kamada Ltd. and serves on its audit committee and compensation committee. Dr. Havron is a 34-year veteran of the biotechnology industry and was a member of the founding team and Director of Research and Development of Interpharm Laboratories Ltd. (a subsidiary of Merck Serono S.A.) from 1980 to 1987. Dr. Havron served as Vice-President Manufacturing and Process-Development of BioTechnology General Ltd., based in Rehovot, Israel (now, a subsidiary of Ferring Pharmaceuticals) from 1987 to 1999; and Vice President and Chief Technology Officer of Clal Biotechnology Industries Ltd. from 1999 to 2003. Dr. Havron earned his PhD in Bio-Organic Chemistry from the Weizmann Institute of Science, and served as a Research Fellow at the Harvard Medical School, Department of Radiology.

B.	Compensation

Compensation of Directors and Executive Officers

The table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2015. All amounts reported in the table reflect the cost to the company, as recognized in our financial statements for the year ended December 31, 2015.

Name and Position	Salary & Social Benefits (1)	Bonus		Share-Based Payment (2)	Other Compensation (3)	Total
	(U.S. dollars) (4)
Gal Cohen, President and Chief Executive Officer	353,916	221,918	(5)	439,964	4,910	1,020,708
Sharon Malka, Chief Financial and Operations Officer	237,356	139,209		351,567	25,033	753,165
Lior Rosenberg, M.D., Chief Medical Technology Officer	267,738	185,362		219,309	19,084	691,493
Carsten Henke, Chief Commercial Officer EU & Managing Director of MediWound Germany GmbH	266,380	60,879		273,716	35,076	636,051
Ety Klinger, Chief Research & Development Officer	198,445	122,835		140,776	28,452	490,509

(1)
Represents the officer’s gross salary plus payment of mandatory social benefits made by the company on behalf of such officer. Such benefits may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life or work disability insurance) and payments for social security.

(2)
Represents the equity-based compensation expenses recorded in the company’s consolidated financial statements for the year ended December 31, 2015 based on the options’ grant date fair value in accordance with accounting guidance for equity-based compensation.

(3)	Represents the other benefits to such officer, which includes either or both of (i) car expenses, including lease costs, gas and maintenance, provided to the officers and (ii) vacation benefits.

(4)
Converted (i) from NIS into U.S. dollars at the rate of NIS 3.88 = U.S.$1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2015 and (ii) from Euro into U.S. dollars at the rate of Euro 1.1 = U.S$1.00, based on the average representative rate of exchange between the Euro and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2015.

(5)	Subject to approval by our shareholders at the extraordinary general meeting of our shareholders scheduled for January 28, 2016.

The aggregate compensation paid and equity-based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended December 31, 2015 was $4.6 million. This amount includes approximately $46,000 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. As of December 31, 2015, options to purchase 1,303,699 ordinary shares granted to our directors and executive officers were outstanding under our share option plans at a weighted average exercise price of $8.98 per share. We do not have any written agreements with any director providing for benefits upon the termination of such director’s relationship with our company or its subsidiaries.

Employment Agreements with Executive Officers

We have entered into written employment agreements with all of our executive officers, which include standard provisions for a company in our industry regarding non-competition/solicitation, confidentiality of information and assignment of inventions. Our executive officers will not receive benefits upon the termination of their respective employment with us, other than payment of salary and benefits (and limited accrual of vacation days) during the required notice period for termination of their employment, which varies for each individual.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, there are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their service as directors of our company.

2003 Israeli Share Option Plan

In November 2003, we adopted our 2003 Israeli Share Option Plan (the “2003 Plan”). The 2003 Plan provides for the grant of options to our and our subsidiaries’ directors, employees, officers, consultants and service providers, among others.

The initial reserved pool under the 2003 Plan was 1,710,000 ordinary shares and subsequently increased to a total of 3,230,000 ordinary shares. The 2003 Plan expired on December 31, 2013. The 2003 Plan is administered by our board of directors or a committee designated by our board of directors, which determines, subject to Israeli law, the grantees of options, the terms of the options, including exercise prices, vesting schedules, acceleration of vesting, the type of option and the other matters necessary or desirable for, or incidental to the administration of the 2003 Plan. The 2003 Plan provides for the issuance of options under various tax regimes including, without limitation, pursuant to Sections 102 and 3(i) of the Israeli Income Tax Ordinance (New Version) 1961 (the “Ordinance”).

Section 102 of the Ordinance allows employees, directors and officers who are not controlling shareholders and who are Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Section 102 of the Ordinance includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Ordinance, which provides the most favorable tax treatment for grantees, permits the issuance to a trustee under the “capital gains track.” In order to comply with the terms of the capital gains track, all options granted under a specific plan and subject to the provisions of Section 102 of the Ordinance, as well as the shares issued upon exercise of such options and other shares received following any realization of rights with respect to such options, such as share dividends and share splits, must be registered in the name of a trustee selected by the board of directors and held in trust for the benefit of the relevant employee, director or officer. The trustee may not release these options or shares to the relevant grantee before the second anniversary of the registration of the options in the name of the trustee. However, under this track, we are not allowed to deduct an expense with respect to the issuance of the options or shares.

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

The 2003 Plan provides that in the event of a merger or consolidation of our company or a sale of all, or substantially all, of our assets, the unexercised options outstanding may be assumed, or substituted for an appropriate number of shares of each class of shares or other securities as were distributed to our shareholders in connection with such transaction and the exercise price will be appropriately adjusted. If not so assumed or substituted, all non-vested and non-exercised options will expire upon the closing of the transaction. Our board of directors or its designated committee, as applicable, may provide in the option agreement that if the acquirer does not agree to assume or substitute the options, vesting of the options shall be accelerated so that any unvested option or any portion thereof will vest 10 days prior to the closing of the transaction. In the event that such consideration received in the transaction is not solely in the form of ordinary shares of another company, the board of directors or the designated committee, as applicable, may, with the approval of the acquirer, provide that in lieu of the assumption or substitution of the options, the options will be substituted by another type of asset or property, including cash.

2014 Equity Incentive Plan

In March 2014, we adopted and obtained shareholder approval for our 2014 Equity Incentive Plan (the “2014 Plan”). The 2014 Plan provides for the grant of options, restricted shares, restricted share units and other share-based awards to our and our subsidiaries’ and affiliates’ directors, employees, officers, consultants and advisors, among others and to any other person whose services are considered valuable to us or them, to continue as service providers, to increase their efforts on our behalf or behalf of a subsidiary or affiliate and to promote the success of our business. Following the approval of the 2014 Plan by the Israeli tax authorities, we are only granting options or other equity incentive awards under the 2014 Plan, although previously-granted options and awards will continue to be governed by our 2003 Plan and the shares underlying such options and awards will count against the reserved pool for the 2014 Plan. The initial reserved pool under the 2014 Plan was 3,032,742 ordinary shares, which will automatically increase on January 1 of each year by a number of ordinary shares equal to the lowest of (i) 2% of our outstanding shares, (ii) 600,000 shares and (iii) a number of shares determined by our board of directors, if so determined prior to January 1 of the year in which the increase will occur.  The reserved pool was increased by 431,006 ordinary shares as of January 1, 2015, representing 2% of our outstanding shares.

The 2014 Plan is administered by our board of directors or by a committee designated by the board of directors, which determine, subject to Israeli law, the grantees of awards and the terms of the grant, including exercise prices, vesting schedules, acceleration of vesting and the other matters necessary in the administration of the 2014 Plan. The 2014 Plan enables us to issue awards under various tax regimes, including, without limitation, pursuant to Sections 102 and 3(i) of the Ordinance, as discussed under “—2003 Share Incentive Plan” above, and under Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

Options granted under the 2014 Plan to U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the Code, or may be non-qualified. The exercise price for “incentive stock options” must not be less than the fair market value on the date on which an option is granted, or 110% of the fair market value if the option holder holds more than 10% of our share capital.

We currently intend to grant awards under the 2014 Plan under the capital gains track of Section 102(b)(2) of the Ordinance only to our employees, directors and officers who are not controlling shareholders and are considered Israeli residents.

Awards under the 2014 Plan may be granted until ten years from the date on which the 2014 Plan was approved by our board of directors.

Options granted under the 2014 Plan generally vest over three or four years commencing on the date of grant, such that 33% or 25%, respectively, vests annually on the anniversary of the date of grant. Options, other than certain incentive share options, that are not exercised within ten years from the grant date expire, unless otherwise determined by our board of directors or its designated committee, as applicable. Share options that qualify as “incentive stock options” and are granted to a person holding more than 10% of our voting power will expire within five years from the date of the grant. In the event of the death of a grantee while employed by or performing service for us or a subsidiary or within three months thereafter, or the termination of a grantee’s employment or services for reasons of disability, the grantee, or in the case of death, his or her legal successor, may exercise options that have vested prior to termination within a period of one year from the date of disability or death. If we terminate a grantee’s employment or service for cause, all of the grantee’s vested and unvested options will expire on the date of termination. If a grantee’s employment or service is terminated for any other reason, the grantee may exercise his or her vested options within three months of the date of termination. Any expired or unvested options return to the pool for reissuance.

In the event of a merger or consolidation of our company or a sale of all, or substantially all, of our shares or assets or other transaction having a similar effect on us, then without the consent of the option holder, our board of directors or its designated committee, as applicable, may but is not required to (i) cause any outstanding award to be assumed or an equivalent award to be substituted by such successor corporation, or (ii) in case the successor corporation refuses to assume or substitute the award (a) provide the grantee with the option to exercise the award as to all or part of the shares or (b) cancel the options against payment in cash in an amount determined by the board of directors or the committee as fair in the circumstances. Notwithstanding the foregoing, our board of directors or its designated committee may upon such event amend or terminate the terms of any award, including conferring the right to purchase any other security or asset that the board of directors shall deem, in good faith, appropriate.  Our board of directors or its designated committee may, in its discretion, approve that any awards granted under the 2014 Plan shall be subject to additional conditions in the case of a merger or a consolidation.

Restricted share awards are ordinary shares that are awarded to a participant subject to the satisfaction of the terms and conditions established by the board of directors or a committee designated by the board of directors. Until such time as the applicable restrictions lapse, restricted shares are subject to forfeiture and may not be sold, assigned, pledged or otherwise disposed of by the participant who holds those shares. Generally, if a grantee’s employment or service is terminated for any reason prior to the expiration of the time when the restrictions lapse, shares that are still restricted will be forfeited.

The following table provides information regarding the outstanding options to purchase our ordinary shares held by each of our directors and executive officers who beneficially own greater than 1% of our ordinary shares or options to purchase more than 1% of our ordinary shares as of January 15, 2016:

Name	Number of Options		Grant Date	Exercise Price	Vested Options as of January 15, 2016	Expiration Date
Gal Cohen,(1) President and Chief Executive Officer	208,332		11/14/2006	$2.63	208,332	11/13/2016
	45,600		1/15/2011	$9.82	45,600	1/14/2021
	152,000		12/24/2013	$12.89	72,000	12/23/2023
	70,000	(1)	1/28/2016	$9.58	0	12/22/2025

Lior Rosenberg, Chief Medical Technology Officer	76,000		12/24/2013	$12.89	38,000	12/23/2023
	25,000		12/23/2015	$9.58	0	12/22/2025

(1)          Represents a grant of options approved by our compensation committee and board of directors on December 23, 2015.

C.	Board Practices

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

In accordance with the exemption available to foreign private issuers under NASDAQ rules, we do not follow the requirements of the NASDAQ rules with regard to having a majority of independent directors on our board of directors, and instead, follow Israeli law and practice, in accordance with which our board of directors includes at least two external directors. Our board of directors has determined that four of our directors are independent under the NASDAQ Stock Market rules. The definition of “independent director” under the NASDAQ Stock Market rules and “external director” under the Israeli Companies Law overlap to a significant degree such that we would generally expect the two directors that serve as external directors to qualify as independent under the NASDAQ Stock Market rules. However, it is possible for a director to qualify as an “external director” under the Israeli Companies Law without qualifying as an “independent director” under the NASDAQ Stock Market rules, or vice-versa. The definition of external director under the Israeli Companies Law includes a set of statutory criteria that must be satisfied, including criteria whose aim is to ensure that there is no factor that would impair the ability of the external director to exercise independent judgment. The definition of independent director under the NASDAQ Stock Market rules specifies similar, although less stringent, requirements in addition to the requirement that the board of directors consider any factor which would impair the ability of the independent director to exercise independent judgment. In addition, external directors serve for a period of three years pursuant to the requirements of the Israeli Companies Law. However, external directors must be elected by a special majority of shareholders while independent directors may be elected by an ordinary majority. See “—External Directors” for a description of the requirements under the Israeli Companies Law for a director to serve as an external director.

In accordance with the exemption available to foreign private issuers under NASDAQ rules, we do not follow the requirements of the NASDAQ rules with regard to the process of nominating directors, and instead follow Israeli law and practice, in accordance with which our board of directors (or a committee thereof) is authorized to recommend to our shareholders director nominees for election.

Under the Israeli Companies Law and our articles of association, nominees for directors may also be proposed by any shareholder holding at least 1% of our outstanding voting power. However, any such shareholder may propose a nominee only if a written notice of such shareholder’s intent to propose a nominee has been given to our Secretary (or, if we have no such Secretary, our Chief Executive Officer). Any such notice must include certain information, including, among other things, a description of all arrangements between the nominating shareholder and the proposed director nominee(s) and any other person pursuant to which the nomination(s) are to be made by the nominating shareholder, the consent of the proposed director nominee(s) to serve as our director(s) if elected and a declaration signed by the nominee(s) declaring that there is no limitation under the Israeli Companies Law preventing their election, and that all of the information that is required under the Israeli Companies Law to be provided to us in connection with such election has been provided.

In addition, our articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors for a term of office equal to the remaining period of the term of office of the director(s) whose office(s) have been vacated. External directors are elected for an initial term of three years and may be elected for additional three-year terms under the circumstances described below. External directors may be removed from office only under the limited circumstances set forth in the Israeli Companies Law. See “—External Directors.”

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

The provisions of the Israeli Companies Law set forth special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting at a meeting of shareholders, provided that either:

•
such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, to which we refer as a disinterested majority; or

•
the total number of shares voted by non-controlling shareholders and by shareholders who do not have a personal interest in the election of the external director against the election of the external director does not exceed 2% of the aggregate voting rights in the company.

The term “controlling shareholder” as used in the Israeli Companies Law for purposes of all matters related to external directors and for certain other purposes (such as the requirements related to appointment to the audit committee or compensation committee, as described below), means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. With respect to certain matters, a controlling shareholder is deemed to include a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company.

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

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Global Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements (as described above regarding the reelection of external directors). Prior to the approval of the reelection of the external director at a general meeting of shareholders, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

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

According to the Israeli Companies Law and regulations promulgated thereunder, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise (each, as defined below); provided that at least one of the external directors must be determined by our board of directors to have accounting and financial expertise. However, if at least one of our other directors (i) meets the independence requirements under the Exchange Act, (ii) meets the standards of the NASDAQ Stock Market rules for membership on the audit committee and (iii) has accounting and financial expertise as defined under the Israeli Companies Law, then neither of our external directors is required to possess accounting and financial expertise as long as each possesses the requisite professional qualifications.

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses an expertise in, and an understanding of, financial and accounting matters and financial statements, such that he or she is able to understand the financial statements of the company and initiate a discussion about the presentation of financial data. A director is deemed to have professional qualifications if he or she has any of (i) an academic degree in economics, business management, accounting, law or public administration, (ii) an academic degree or has completed another form of higher education in the primary field of business of the company or in a field which is relevant to his/her position in the company or (iii) at least five years of experience serving in one of the following capacities, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a significant volume of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration or service. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

Our board of directors has determined that Ms. Sarit Firon has accounting and financial expertise and possesses professional qualifications as required under the Israeli Companies Law.

Leadership Structure of the Board

In accordance with the Israeli Companies Law and our articles of association, our board of directors is required to appoint one of its members to serve as chairman of the board of directors. Our board of directors has appointed Aharon Yaari to serve as chairman of the board of directors.

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

Our audit committee consists of Sarit Firon (chairperson), Abraham Havron and Marian Gorecki, each of whom is an independent director in accordance with Rule 10A-3(b)(1) under the Exchange Act and satisfies the independent director requirements under the NASDAQ Stock Market rules. All members of our audit committee meet the requirements for financial literacy under the applicable rules of the NASDAQ Stock Market. Our board of directors has determined that Sarit Firon is an “audit committee financial expert,” as defined in the SEC regulations.

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

•
determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices;

•
determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under the Israeli Companies Law) (see “—Approval of Related Party Transactions Under Israeli Law”);

•
establishing the approval process (including, potentially, the approval of the audit committee and conducting a competitive procedure supervised by the audit committee) for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest;

•	where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto;

•	examining our internal audit controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to fulfill his responsibilities;

•
examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and

•	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

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

Under the Israeli Companies Law, the board of directors of a public company must appoint a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of, and include the chairperson of, the compensation committee. However, subject to certain exceptions, Israeli companies whose securities are traded on stock exchanges such as the NASDAQ Global Market, and who do not have a controlling shareholder, do not have to meet this majority requirement so long as the compensation committee meets other Israeli Companies Law composition requirements, as well as the requirements of the jurisdiction where the company’s securities are traded. Each compensation committee member who is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Israeli Companies Law restrictions as the audit committee as to who may not be a member of the compensation committee.

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, which we refer to as a compensation policy. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and must be approved by the company’s shareholders, which approval requires what we refer to as a Special Majority Approval for Compensation. Special Majority Approval for Compensation requires shareholder approval by a majority vote of the shares present and voting at a meeting of shareholders called for such purpose, provided that either (a) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement or (b) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights.

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

•	determining, subject to the approval of the board and under special circumstances, override a determination of the company’s shareholders regarding certain compensation related issues.

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

The audit committee is required to oversee the activities and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. Our internal auditor is Mr. Yisrael Gewirtz.

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

As of January 15, 2016, Clal Biotechnology Industries Ltd. beneficially owned or controlled, directly and indirectly, 44.8% of our issued and outstanding ordinary shares.

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

The maximum indemnification amount set forth in such agreements is limited to an amount equal to the greater of (x) 25% of our total shareholders’ equity based on our most recently financial statements of the time of the actual payment of the indemnification or (y) $25 million. The maximum amount set forth in such agreements is in addition to amounts actually paid, if any, under insurance policies and/or by a third-party pursuant to an indemnification arrangement.

D.	Employees

As of December 31, 2015, we had 67 employees, 46 based in Israel and 21 (including 2 full time service provider) based throughout Europe and employed by our German subsidiary. The total number of our full-time employees and the distribution of our employees according to main areas of activity, as of the end of each of the last three years, are set forth in the following table:

Department	As of December 31,
	2013	2014	2015
Administrative	6	6	6
Research and development	10	14	16
Manufacturing	19	21	20
Sales and marketing	8	22	25
Total	43	63	67

During the periods covered by the above table, we did not employ a significant number of temporary employees.

Israeli labor laws govern the length of the workday and workweek, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination, payments to the National Insurance Institute and other conditions of employment, and include equal opportunity and anti-discrimination laws. While none of our employees is party to any collective bargaining agreements, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees in Israel by order of the Israeli Ministry of the Economy. These provisions primarily concern pension fund benefits for all employees, insurance for work-related accidents, recuperation pay and travel expenses. We generally provide our employees with benefits and working conditions beyond the required minimums.

We have never experienced any employment-related work stoppages and believe our relationships with our employees are good.

E.	Share Ownership

For information regarding the share ownership of our directors and executive officers, see “ITEM 6.B. Compensation—2014 Equity Incentive Plan” and “ITEM 7.A. Major Shareholders.”

Item 7.                  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of January 15, 2016 by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. The percentage of shares beneficially owned is based on 21,850,300 ordinary shares outstanding as of January 15, 2016. We have deemed our ordinary shares subject to stock options that are currently exercisable or exercisable within 60 days of January 15, 2016 to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. See “ITEM 10.B. Articles of Association.” None of our principal shareholders nor our directors and executive officers will have different or special voting rights with respect to their ordinary shares. Unless otherwise noted below, each shareholder’s address is c/o MediWound Ltd., 42 Hayarkon Street, Yavne 8122745, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “ITEM 7.B. Related Party Transactions.”

Name of Beneficial Owner	Number of Shares Beneficially Held	Percentage of Class
Directors and Executive Officers
Aharon Yaari	-	-
Ofer Gonen	*	*
Marian Gorecki	*	*
Meron Mann	*	*
Sarit Firon	*	*
Abraham Havron	*	*
Gal Cohen (1)	329,932	1.5%
Sharon Malka	*	*
Lior Rosenberg (2)	1,889,272	8.6%
Carsten Henke	*	*
Ety Klinger	*	*
Yaron Meyer	*	*
Nirit Freikorn	*	*
All executive officers and directors as a group (14 persons)(3)	2,551,210	11.3%
Principal Shareholders
Clal Biotechnology Industries Ltd.(4)	9,789,555	44.8%
Harel Insurance Investments & Financial Services Ltd. (5)	1,366,333	6.3%
Migdal Insurance & Financial Holdings Ltd. (6)	1,685,947	7.7%

*	Less than 1%.

(1)	Shares beneficially owned consist of 329,932 ordinary shares issuable upon exercise of outstanding options.

(2)
Shares beneficially owned consist of: (i) 141,067 ordinary shares held directly by Prof. Rosenberg; (ii) 38,000 ordinary shares issuable upon exercise of outstanding options held directly by Prof. Rosenberg; and (iii) 1,710,205 ordinary shares held by L.R. Research and Development Ltd. in trust for the benefit of Prof. Rosenberg. Prof. Rosenberg is the sole shareholder of L.R. Research and Development Ltd.

(3)
Shares beneficially owned consist of 1,856,729 ordinary shares held directly or indirectly by such executive officers and directors and 694,481 ordinary shares issuable upon exercise of outstanding options.

(4)
Shares beneficially owned consist of: (i) 8,208,973 ordinary shares held by Clal Life Sciences, LP, an Israeli limited partnership, whose managing partner is Clal Application Center Ltd., a wholly-owned subsidiary of CBI; and (ii) 1,580,582 ordinary shares held by CBI, as reported by CBI to the Company. Access Industries Holdings LLC indirectly owns 100% of the outstanding shares of Clal Industries Ltd., which owns the majority of the outstanding shares of, and controls, CBI. The address of Clal Industries Ltd. is the Triangular Tower, 3 Azrieli Center, Tel Aviv 67023, Israel and the address of Access Industries Holdings LLC is c/o Access Industries Group, 730 Fifth Avenue, New York, New York 10019, United States.

(5)
Shares beneficially owned consist of (i) 1,229,016 ordinary shares held by certain subsidiaries of Harel Insurance Investments & Financial Services Ltd. (“Harel”) and (ii) 137,317 ordinary shares beneficially held by Harel for its own account, as reported by Harel to the company. Harel is a widely held public company listed on the Tel Aviv Stock Exchange. The address of Harel is 3 Abba Hillel Road, Ramat Gan 52118, Israel.

(6)
Shares beneficially owned consist of: (i) 1,469,001 ordinary shares held by certain subsidiaries of Migdal Insurance & Financial Holdings Ltd. (“Migdal”) and (ii) 216,946 ordinary shares beneficially held by Migdal for its own account, as reported by Migdal to the company. Migdal is a widely held public company listed on the Tel Aviv Stock Exchange. The address of Migdal is 4 Efal Street, Petah Tikva 49512, Israel.

Changes in Ownership

Prior to our IPO in March 2014, CBI owned 9,789,555, or 63.4%, of our ordinary shares. As of January 15, 2016, primarily due to our issuance of ordinary shares, CBI’s ownership in our ordinary shares decreased to 44.8%.

Registered Holders

As of January 15, 2016, we had two holders of record of our ordinary shares in the United States including Cede & Co., the nominee of The Depository Trust Company. These shareholders held in the aggregate 33.4% of the 21,850,300 outstanding ordinary shares as of December 31, 2015. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

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

Registration Rights Agreement

We have entered into a registration rights agreement with certain of our shareholders (the “Registration Rights Agreement”). The Registration Rights Agreement replaces the shareholders’ right agreement, dated August 2, 2007, as amended on December 30, 2010, among us and certain of our shareholders. The Registration Rights Agreement provides that certain holders of our ordinary shares have the right to demand that we file a registration statement or request that their ordinary shares be covered by a registration statement that we are otherwise filing. The registration rights will terminate on March 24, 2021. The registration rights are described in more detail under “ITEM 10.B. Articles of Association.”

Founders’ and Shareholders’ Agreement

In January 2001, we entered into a founders’ and shareholders’ agreement (the “Founders Agreement”), with CBI, Prof. Lior Rosenberg, our Chief Medical Technology Officer, and L.R. R&D Ltd., a private company which is wholly-owned by Prof. Rosenberg. The Founders Agreement was amended in 2006. Pursuant to the Founders Agreement, in exchange for the issuance of ordinary shares and certain rights thereunder and the payment of certain fixed amounts, Prof. Rosenberg granted to us a perpetual, exclusive, non-revocable, royalty-free, sub-licensable, worldwide license for intellectual property relating to debridement using products based on our proteolytic enzyme technology. As of the date hereof, all of the payments under the Founders Agreement were paid by us to Prof. Rosenberg in accordance with the Founders Agreement. The Founders Agreement also provided for anti-dilution, pre-emptive rights, a right of first refusal on the sale of our ordinary shares and bring-along rights, all of which were subsequently terminated.

Patent Purchase Agreement

In November 2010, we entered into a patent purchase agreement (the “Patent Purchase Agreement”), with L.R. R&D Ltd., a private company which is wholly-owned by Prof. Rosenberg. In accordance with the Patent Purchase Agreement, we acquired from L.R. R&D Ltd. a patent family covering an occlusive dressing system for use in the treatment of burns, which is not a part of NexoBrid or our pipeline products, in consideration of our reimbursement of his costs of filing and obtaining the patents and a one-time payment, in a total amount of $88,000, and in addition, fixed annual payments of $30,000 for every 12 months in which the patent remains valid. The patent expires in May 2018, and our accumulated outstanding obligation to Prof. Rosenberg was $73,000 as of December 31, 2015.

Sublease Agreement

In July 2004, we entered into a sublease agreement (the “Sublease Agreement”), with Clal Life Sciences, L.P. (“CLS”), a subsidiary of CBI, our indirect parent company. The Sublease Agreement has been amended multiple times, most recently in December 2015. Pursuant to the Sublease Agreement, as amended, we currently sublease a total of 12,379 square feet of laboratory, office and clean room space from CLS and our monthly rent is currently $54,696. The Sublease Agreement is scheduled to expire on December 31, 2016, with an option to extend the term for an additional one-year period.

Agreements with Directors and Officers

We have entered into employment agreements with each of our executive officers, which include standard provisions for a company in our industry regarding non-competition/solicitation, confidentiality of information and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable law. Our executive officers will not receive benefits upon the termination of their respective employment with us, other than payment of salary and benefits (and limited accrual of vacation days) during the required notice period for termination of their employment, which varies for each individual.

Options. Since our inception, we have granted options to purchase our ordinary shares to our officers and certain of our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition or change of control transactions. We describe our option plans under “ITEM 6.B. Compensation—2003 Israeli Share Option Plan” and “ITEM 6.B. Compensation—2014 Equity Incentive Plan.” If an executive officer is involuntarily terminated without cause or the executive officer voluntarily terminates his employment for good reason (as defined in the employment agreement), all options will immediately vest. Upon the consummation of a merger or acquisition transaction, an executive officer’s options will be assumed or substituted by the surviving company, if applicable, or, in the compensation committee’s sole discretion, will vest immediately or be amended, modified or terminated.  Our compensation committee has approved accelerated vesting in the case of a merger or an acquisition transactions for certain of our executive officers of the options grant dated December 23, 2015.

Exculpation, indemnification and insurance. Our articles of association permit us to exculpate, indemnify and insure each of our directors and office holders to the fullest extent permitted by the Israeli Companies Law. Additionally, we have entered into indemnification agreements with each of our directors and executive officers, undertaking to indemnify them to the fullest extent permitted by Israeli law, including with respect to liabilities resulting from a public offering of our shares, to the extent that these liabilities are not covered by insurance. We have also obtained Directors and Officers insurance for each of our executive officers and directors. See “ITEM 6.C. Board Practices—Exculpation, Insurance and Indemnification of Directors and Officers.”

Family Relationships

We are not aware of any familial relationships between any of our directors and officers.

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

On September 15, 2014, a statement of claim was filed against the company by certain shareholders of PolyHeal. The plaintiffs allege that the company is obligated to pay them a total amount of approximately $1.5 million in exchange for their respective portion of PolyHeal’s shares, following the milestone occurrence under the 2010 PolyHeal Agreement. This claim arises out of a dispute with Teva under the 2010 PolyHeal Agreement. On December 14, 2014, the company filed a petition for a right to defend (the “Petition”) with the Tel Aviv-Jaffa District Court, in which the company: (i) rejected the arguments raised against it in the statement of claim; (ii) emphasized that its obligation under the 2010 PolyHeal Agreement to purchase the 7.5% of PolyHeal’s shares is subject to the consumption of the deferred closing, as defined in the 2010 PolyHeal Agreement, including the receipt of the funds from Teva on a “back to back” basis; and (iii) stated that since no such payment has been made by Teva, the company is not subject to any obligation to purchase PolyHeal shares and/or make any payments to PolyHeal’s shareholders. A hearing relating to the Petition was held before the Tel Aviv-Jaffa District Court on February 16, 2015 in which the court accepted the Petition and allowed the Company to file a statement of defense, which it filed on July 6, 2015. A preliminary hearing has been scheduled for February 10, 2016. However, in the event the Tel Aviv-Jaffa District Court determines that our obligation to purchase such shares is independent of Teva’s fulfillment of its investment obligation, we will be required to purchase additional ordinary shares of PolyHeal in an amount of approximately $1.5 million and could be required to purchase an equivalent of $5.3 million of additional ordinary shares of PolyHeal from other existing shareholders even if we do not receive such investment from Teva, which could have a material adverse effect on our financial condition.

Based on the advice of our external legal counsel, we believe that we have substantive defenses to, and intend to vigorously defend ourselves against, the claim. However, the outcome of litigation is always uncertain and the actual outcome of any such proceedings may materially differ from estimates and could result in losses material to our consolidated results of operations, liquidity or financial condition. To date, none of these types of litigation matters has had a material impact on our operations or financial condition. See “ITEM 3.D. Risk Factors—Our agreements with Teva Pharmaceutical Industries Ltd., PolyHeal Ltd. and Pliva Croatia Ltd. have been terminated, expired or are otherwise not being performed and it is uncertain whether we will have continuing obligations or liabilities under these agreements.”

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

No significant changes have occurred since December 31, 2015, except as otherwise disclosed in this annual report.

Item 9.                  THE OFFER AND LISTING

A.	Listing Details

Our ordinary shares have been traded on NASDAQ under the symbol “MDWD” since March 20, 2014. Prior to that date, there was no public trading market for our ordinary shares. Our IPO was priced at $14.00 per share on March 19, 2014. The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on NASDAQ:

	Low	High
Annual:
2015	$5.00	$10.47
2014 (beginning March 20, 2014)	$4.88	$18.16
Quarterly:
First Quarter 2016 (through January 15, 2016)	$7.37	$9.29
Fourth Quarter 2015	$7.28	$10.47
Third Quarter 2015	$6.10	$8.22
Second Quarter 2015	$5.00	$7.50
First Quarter 2015	$6.60	$9.15
Fourth Quarter 2014	$4.88	$6.81
Third Quarter 2014	$6.01	$11.64
Second Quarter 2014	$10.10	$14.13
First Quarter 2014 (beginning March 20, 2014)	$14.41	$18.16
Most Recent Six Months:
December 2015	$8.39	$10.31
November 2015	$8.71	$10.47
October 2015	$7.28	$9.85
September 2015	$6.10	$8.22
August 2015	$6.64	$7.25
July 2015	$6.29	$7.74

As of January 15, 2016, the last reported sale price of our ordinary shares on the Nasdaq Global Market was $7.57 per share. As of January 15, 2016, we had 21 holders of record of our ordinary shares. The actual number of shareholders is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees.

B.	Plan of Distribution

Not applicable.

C.	Markets

See “—Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.               ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Articles of Association

Our authorized share capital consists of 32,244,508 ordinary shares, par value NIS 0.01 per share, of which 21,850,300 shares are issued and outstanding as of January 15, 2016.

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

Transfer of shares

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

Election of directors

Our ordinary shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a meeting of shareholders have the power to elect all of our directors, subject to the special approval requirements for external directors described under “ITEM 6.C. Board Practices—External Directors.” Under our articles of association, our board of directors must consist of at least five and not more than nine directors, including at least two external directors required to be appointed under the Israeli Companies Law. At any time the minimum number of directors (other than the external directors) shall not fall below three. Pursuant to our articles of association, each of our directors, other than the external directors, for whom special election requirements apply under the Israeli Companies Law, will be appointed by a simple majority vote of holders of our voting shares, participating and voting at an annual general meeting of our shareholders. Each director will serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal by a vote of the majority voting power of our shareholders at a general meeting of our shareholders or until his or her office expires by operation of law, in accordance with the Israeli Companies Law. In addition, our articles of association allow our board of directors to appoint directors to fill vacancies on the board of directors to serve until the next annual general meeting of shareholders. External directors are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances, and may be removed from office pursuant to the terms of the Israeli Companies Law. See “ITEM 6.C. Board Practices—External Directors.”

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

The Israeli Companies Law requires that a notice of any annual general meeting or extraordinary general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

Under the Israeli Companies Law and under our articles of association, shareholders are not permitted to take action by way of written consent in lieu of a meeting.

Voting Rights

Quorum requirements

Pursuant to our articles of association, holders of our ordinary shares are entitled to one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. As a foreign private issuer, the quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who hold or represent between them at least 25% of the total outstanding voting rights. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or to a later time or date if so specified in the notice of the meeting. At the reconvened meeting, any two or more shareholders present in person or by proxy shall constitute a lawful quorum.

Vote requirements

Our articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Israeli Companies Law or by our articles of association. Under the Israeli Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder and (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if such terms are not extraordinary) requires the approval described above under “ITEM 6.C. Board Practices—Approval of Related Party Transactions Under Israeli Law—Disclosure of personal interests of controlling shareholders and approval of certain transactions.” Under our articles of association, the alteration of the rights, privileges, preferences or obligations of any class of our shares requires a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting.

Further exceptions to the simple majority vote requirement are a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Israeli Companies Law, which requires the approval of holders of 75% of the voting rights represented at the meeting and voting on the resolution.

Access to corporate records

Under the Israeli Companies Law, shareholders are provided access to: minutes of our general meetings; our shareholders register and principal shareholders register, articles of association and annual audited financial statements; and any document that we are required by law to file publicly with the Israeli Companies Registrar or the Israel Securities Authority. In addition, shareholders may request any document related to an action or transaction requiring shareholder approval under the related party transaction provisions of the Israeli Companies Law. We may deny this request if we believe it has not been made in good faith or if such denial is necessary to protect our interest or protect a trade secret or patent.

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

Registration rights

We have entered into the Registration Rights Agreement with certain of our shareholders. Pursuant to the Registration Rights Agreement, holders of a total of 11,640,827 of our ordinary shares have the right to require us to register these shares under the Securities Act under specified circumstances and will have incidental registration rights as described below. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act.

Demand registration rights

At any time, the holders of a majority of the registrable securities (as defined in the Registration Rights Agreement) then outstanding may request that we file a registration statement with respect to a majority of the registrable securities then outstanding (or a lesser percentage if the anticipated aggregate offering price, net of selling expenses, exceeds $5.0 million). Upon receipt of such registration request, we are obligated to file a registration statement. Currently, as we are eligible under applicable securities laws to file a registration statement on Form F-3, we may be required to effect up to two such registrations within any 12-month period.

We will not be obligated to file a registration statement at such time if in the good faith judgment of our board of directors, such registration would be materially detrimental to the company and its shareholders because such action would (i) materially interfere with a significant acquisition, corporate reorganization or other similar transaction involving us, (ii) require premature disclosure of material information that we have a bona fide business purpose for preserving as confidential or (iii) render us unable to comply with requirements under the Securities Act or Exchange Act. In addition, we have the right not to effect or take any action to effect a registration statement during the period that is 60 days (or 30 days in the case of a registration statement on Form F-3) before the date of filing our registration statement (as estimated by us in good faith), and ending on a date that is 180 days (or 90 days in the case of a registration statement on Form F-3) after the date of such filing.

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

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares represented at the meeting of shareholders that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other party, vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same Special Majority approval that governs all extraordinary transactions with controlling shareholders (as described under “ITEM 6.C. Board Practices—Approval of Related Party Transactions Under Israeli Law—Disclosure of personal interests of controlling shareholders and approval of certain transactions.”)

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

Anti-takeover measures under Israeli law

The Israeli Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. As of January 15, 2016, no preferred shares are authorized under our articles of association. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our articles of association, which requires the prior approval of the holders of a majority of the voting power attaching to our issued and outstanding shares at a general meeting. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Israeli Companies Law as described above in “—Voting Rights.”

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company, New York, New York.

C.	Material Contracts

For a description of the registration rights present in our Registration Rights Agreement, see “ITEM 7.B. Related Party Transactions—Registration Rights Agreement.”

For a description of our contract with the U.S. Biomedical Advanced Research and Development Authority, see “ITEM 4.B. Business Overview—BARDA Contract.”

For a description of our license agreement with Mark Klein, see “ITEM 4.B. Business Overview—Klein License Agreement.”

We have entered into an agreement with Challenge Bioproducts Corporation Ltd. (“CBC”), a corporation organized and existing under the laws of the Republic of China, dated January 11, 2001, as amended on February 28, 2010, pursuant to which CBC uses proprietary methods to manufacture bromelain SP and supplies us with this intermediate drug substance in bulk quantities. According to the terms of the agreement, CBC shall not, and shall not permit related companies or a third party to, manufacture, use, supply or sell the raw materials for the use or production of a product directly or indirectly competing with any of our products. Our supply agreement with CBC has no fixed expiration date and can be voluntarily terminated by us, with at least six months’ advance written notice, or by CBC, with at least 24 months’ advance written notice.

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

General Corporate Tax Structure in Israel

Generally as of 2016, Israeli companies are subject to a corporate tax at the rate of 25% on their taxable income. In 2015 the corporate tax rate was 26.5%. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Beneficiary Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing regular corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969 (the “Industry Encouragement Law”), provides several tax benefits for “Industrial Companies”.

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company which was incorporated in Israel, of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” owned by it and located in Israel. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following tax benefits, among others, are available to Industrial Companies:

•
amortization of the cost of purchased a patent, rights to use a patent, and know-how, which are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;

•	under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies controlled by it; and

•	expenses related to a public offering are deductible in equal amounts over a three years period commencing on the year of the offering.

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

The Investment Law was significantly amended several times over the last several years, with the two most significant changes effective as of April 1, 2005 (the “2005 Amendment”), and as of January 1, 2011 (the “2011 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. Prior to 2011, we did not utilize any of the benefits for which we were eligible under the Investment Law.

The following is a summary of the Investment Law subsequent to its amendments as well as the relevant changes contained in the new legislation.

Tax Benefits Subsequent to the 2005 Amendment

 The 2005 Amendment applies to new investment programs and investment programs commencing after 2004, but does not apply to investment programs approved prior to April 1, 2005 (“Approved Enterprise”). The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center of the Israeli Ministry of Economy (formerly the Ministry of Industry, Trade and Labor) (the “Investment Center”) will continue to grant Approved Enterprise status to qualifying investments. The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise.

The 2005 Amendment provides that Approved Enterprise status will only be necessary for receiving cash grants. As a result, it is no longer necessary for a company to obtain the advance approval of the Investment Center in order to receive the tax benefits previously available under the alternative benefits track. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment. Companies or programs under the new provisions receiving these tax benefits are referred to as Beneficiary Enterprises. Companies that have a Beneficiary Enterprise, are entitled to approach the Israel Tax Authority for a pre-ruling regarding their eligibility for tax benefits under the Investment Law, as amended.

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export to specific markets with a population of at least 14 million in 2012 (such export criteria will further increase in the future by 1.4% per annum). In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets certain conditions, including exceeding a minimum investment amount specified in the Investment Law. Such investment allows a company to receive “Beneficiary Enterprise” status, and may be made over a period of no more than three years from the end of the year in which the company chose to have the tax benefits apply to its Beneficiary Enterprise. Where the company requests to apply the tax benefits to an expansion of existing facilities, only the expansion will be considered to be a Beneficiary Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In this case, the minimum investment required in order to qualify as a Beneficiary Enterprise is required to exceed a certain percentage of the value of the company’s production assets before the expansion.

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Beneficiary Enterprise depends on, among other things, the geographic location in Israel of the Beneficiary Enterprise. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Beneficiary Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year. A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income attributed to its Beneficiary Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate that would have otherwise been applicable. Dividends paid out of income attributed to a Beneficiary Enterprise (or out of dividends received from a company whose income is attributed to a Beneficiary Enterprise) are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty, applicable to dividends and distributions out of income attributed to a Beneficiary Enterprise. The reduced rate of 15% is limited to dividends and distributions out of income attributed to a Beneficiary Enterprise during the benefits period and actually paid at any time up to 12 years thereafter, except with respect to a qualified Foreign Investment Company (as such term is defined in the Investment Law), in which case the 12-year limit does not apply.

The benefits available to a Beneficiary Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, and interest, or other monetary penalties.

We currently have Beneficiary Enterprise programs under the Investments Law, which we believe will entitle us to certain tax benefits. The majority of any taxable income from our Beneficiary Enterprise programs (once generated) would be tax exempt for a period of ten years commencing in the year in which we will first earn taxable income relating to such enterprises, subject to the 12 year limitation described above.

Tax Benefits Under the 2011 Amendment

The 2011 Amendment canceled the availability of the tax benefits granted under the Investment Law prior to 2011 and, instead, introduced new tax benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel.

The tax benefits under the 2011 Amendment for a Preferred Company meeting the criteria of the law include, among others, a reduced corporate tax rate of 15% for preferred income attributed to a Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate was reduced in 2013 from 15% and 10%, respectively, to 12.5% and 7%, respectively, and then increased to 16% and 9%, respectively, in 2014 and thereafter. Income attributed to a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone. Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20%  or such lower rate as may be provided in an applicable tax treaty will apply).

The 2011 Amendment also provided transitional provisions to address companies already enjoying existing tax benefits under the Investment Law. These transitional provisions provide, among other things, that: unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011, a Beneficiary Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.

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

Taxation of Our Shareholders

Capital gains taxes applicable to non-Israeli resident shareholders

A non-Israeli resident (whether an individual or a corporation) who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel, will generally be exempt from Israeli capital gain tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel (and with respect to shares listed on a recognized stock exchange outside of Israel, so long as neither the shareholder nor the particular capital gain is otherwise subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985. These provisions dealing with capital gain are not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Additionally, a sale of shares by a non-Israeli resident may also be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “United States-Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the United States-Israel Tax Treaty (a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition can be attributable to a permanent establishment of the shareholder maintained in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital of a company during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for a period or periods aggregating to 183 days or more during the relevant taxable year. In each case, the sale, exchange or disposition of our ordinary shares would be subject to such Israeli tax, to the extent applicable; However, under the United States-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Taxation of non-Israeli shareholders on receipt of dividends

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding 12 months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether or not the recipient is a substantial shareholder), unless relief is provided in a treaty between Israel and the shareholder’s country of residence and provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Beneficiary Enterprise and 20% if the dividend is distributed from income attributed to a Preferred Enterprise, unless a reduced tax rate is provided under an applicable tax treaty, and provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by an Approved Enterprise, Beneficiary Enterprise or Preferred Enterprise, that are paid to a U.S. corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Beneficiary Enterprise or Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for such a U.S. corporation. If the dividend is attributable partly to income derived from an Approved Enterprise, Beneficiary Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

A non-Israeli resident who receives dividends from which tax was withheld, is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not derived from a business conducted in Israel by the taxpayer, and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% on annual income exceeding NIS 810,720 for 2015, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

United States Federal Income Taxation

The following is a description of the material U.S. federal income tax consequences of the ownership and disposition of our ordinary shares by a holder that holds the ordinary shares as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	dealers or traders in securities, commodities or currencies;

•	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code, respectively;

•	certain former citizens or long-term residents of the United States;

•	persons that received our shares as compensation for the performance of services;

•	persons that holds our shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that will hold our shares through such an entity;

•	S corporations;

•	holders that acquired ordinary shares as a result of holding or owning our preferred shares;

•	U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar; or

•	holders that own directly, indirectly or through attribution 10.0% or more of the voting power or value of our shares.

Moreover, this description does not address the U.S. federal estate, gift or alternative minimum tax consequences, or any state, local or foreign tax consequences, of the ownership and disposition of our ordinary shares.

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

Unless otherwise indicated, this discussion assumes that the company is not, and will not become, a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes. See “ITEM 10.E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations” below. Further, this summary does not address the U.S. federal estate and gift, state, local or non-U.S. tax consequences to U.S. Holders of owning and disposing of our ordinary shares. Investors should consult their own tax advisors regarding the U.S. federal, state and local, as well as non-U.S. income and other tax consequences of owning and disposing of our ordinary shares in their particular circumstances.

Distributions

If you are a U.S. Holder, the gross amount of any distribution made to you with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom, other than certain distributions, if any, of our ordinary shares distributed pro rata to all our shareholders, generally will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, if you are a U.S. Holder you should expect that the entire amount of any distribution generally will be reported as dividend income to you. Non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders.

If you are a U.S. Holder, dividends paid to you with respect to our ordinary shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

Subject to the discussion below under “—Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income (or withholding) tax on dividends received by you on your ordinary shares, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business (or, if required by an applicable income tax treaty, the dividends are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

Sale, Exchange or Other Disposition of Ordinary Shares

If you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. Except as discussed below with respect to foreign currency gain or loss, if you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Subject to the discussion below under “—Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such ordinary shares unless:

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

Based on certain estimates of our gross income and the estimated fair market value of our gross assets and the nature of our business, we do not believe we were classified as a PFIC for the taxable year ending December 31, 2015. However, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. Further, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC . There can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest change discussed below) and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.” Certain elections may be available that would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares.

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

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements may apply to certain payments to certain holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our ordinary shares made within the United States, or by a United States payor or United States middleman, to a holder of our ordinary shares, other than an exempt recipient (including a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a United States payor or United States middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner’s U.S. federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

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

We are currently subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill the obligations of these requirements by filing reports with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within 120 days after the end of each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also file with the SEC reports on Form 6-K containing quarterly unaudited financial information.

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

Foreign Currency Risk

The U.S. dollar is our functional and reporting currency. A portion of our expenses are denominated in Israeli shekels, accounting for 42%, 30% and 28% of our expenses in the years ended December 31, 2013, 2014 and 2015, respectively. We also have expenses in other non-dollar currencies, in particular the Euro, and for the next few years, we expect that the substantial majority of our revenue, if any, will be denominated in Euros from the sale of NexoBrid in the European Union. To the extent the U.S. dollar weakens against the shekel, we will experience a negative impact on our profit margins. A devaluation of the shekel in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our expenses or payables that are payable in shekels, unless those expenses or payables are linked to the U.S. dollar. Conversely, any increase in the value of the shekel in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our unlinked shekel expenses, which would have a negative impact on our profit margins.

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

The following table presents information about the changes in the exchange rates of the shekel against the U.S. dollar and changes in the exchange rates of the Euro against the U.S. dollar:

	Change in Average Exchange Rate
Period	Shekel against the U.S. dollar (%)	Euro against the U.S. dollar (%)
2011	(7.7)	(3.2)
2012	2.3	2.0
2013	7.0	4.5
2014	(12.0)	(11.8)
2015	(0.3)	(10.4)

A 10% increase (decrease) in the value of the NIS and Euro against the U.S. dollar would have decreased (increased) our net loss by approximately $0.7 million in 2015.

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

We do not believe that we have any material exposure to inflationary risks. We do not believe that the rate of inflation in Israel has had a material impact on our business to date. However, our costs in Israel will increase if inflation in Israel exceeds the devaluation of the shekel against the U.S. dollar or if the timing of such devaluation lags behind inflation in Israel.

Item 12.               DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13.               DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.               MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Initial Public Offering

The effective date of the registration statement (File No. 333-193856) for our IPO of ordinary shares, par value NIS 0.01, was March 19, 2014. The offering commenced on March 19, 2014 and was closed on March 25, 2014. In our IPO, we issued and sold a total of 5,750,000 ordinary shares at a price per share of $14.00 with aggregate gross proceeds of approximately $80.5 million. Under the terms of the offering, we incurred aggregate underwriting discounts of approximately $5.6 million and expenses of approximately $3.2 million in connection with the offering, resulting in net proceeds to us of approximately $71.7 million.

From the effective date of the registration statement and until December 31, 2015, we have used existing cash and the net proceeds from the offering, in the amount of approximately $14.7 million to expand our marketing infrastructure, $9.7 million on research and development and $7.8 million to maintain our manufacturing capabilities, for working capital and other general corporate purposes. Under the BARDA Contract, BARDA has agreed to fund up to $24.0 million of the development costs of NexoBrid in the United States in the base period of the contract and we expect a significant portion of the funding for our NexoBrid development plan in the United States, including clinical and non-clinical development as well as regulatory submission, will be funded by BARDA.  Therefore, we intend to use a portion of our proceeds raised during our IPO initially intended for use in the development of NexoBrid to further advance the development of our pipeline products candidates. See ITEM 4.B. Business Overview—BARDA Contract.”  We may also use a portion of the net proceeds to make acquisitions or investments in complementary companies or technologies, although we do not have any agreement or understanding with respect to any such acquisition or investment at this time.

None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning 10% or more of any class of our equity securities, or to any of our affiliates, except as a compensation and general and administrative expenses.

Item 15.               CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2015. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2015, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•	accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2015 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles.

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

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal controls over financial reporting because the JOBS Act provides an exemption from such requirement as we qualify as an emerging growth company.

Item 16.               [Reserved]

Item 16A.            AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Sarit Firon qualifies as an “audit committee financial expert,” as defined under the U.S. federal securities laws and has the requisite financial experience defined by the NASDAQ Marketplace Rules. In addition, Ms. Firon is independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the listing standards of the NASDAQ Global Market.

Item 16B.            CODE OF ETHICS

We have adopted a code of ethics and proper business conduct applicable to our executive officers, directors and all other employees. A copy of the code is delivered to every employee of MediWound Ltd. and its subsidiaries and is available to our investors and others on our website http://ir.mediwound.com/ or by contacting our investor relations department. Any waivers of this code for executive officers or directors will be disclosed through the filing of a Form 6-K or on our website. We granted no waivers under our code of ethics in 2015.

Item 16C.            PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We paid the following fees for professional services rendered Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, for the years ended December 31, 2015 and 2014:

	2014	2015
Audit Fees	$140,000	$140,000
Audit-Related Fees	-	-
Tax Fees	-	-
Total	$140,000	$140,000

“Audit fees” are the aggregate fees paid for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

“Audit-related fees” are the aggregate fees paid for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

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

•
Majority of independent directors.  Under the Companies Law, we are only required to appoint at least two external directors, within the meaning of the Companies Law, to our board of directors. Currently, four of our directors (of which two are external directors, within the meaning of the Companies Law) qualify as independent directors under the rules of the U.S. federal securities laws and the NASDAQ Stock Market rules.

Item 16H.            MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.               FINANCIAL STATEMENTS

Not applicable.

Item 18.               FINANCIAL STATEMENTS

See pages F-2 through F-42 of this annual report.

Item 19.               EXHIBITS

See exhibit index incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MediWound Ltd.

Date: January 25, 2016	By:	/s/ Sharon Malka
Sharon Malka
Chief Financial and Operation Officer

ANNUAL REPORT ON FORM 20-F INDEX OF EXHIBITS
Exhibit No.	Description
1.1	Amended and Restated Articles of Association of the Registrant(1)
1.2	First Amendment to the Amended and Restated Articles of Association, effective as of June 12, 2014(5)
1.3	Memorandum of Association of the Registrant(2)
4.1	Form of Registration Rights Agreement by and among the Registrant and certain shareholders of the Registrant(2)
4.2	Form of Information Rights Agreement by and between Clal Biotechnology Industries Ltd. and the Registrant(2)
4.3	Founders Agreement, dated January 2001, by and among Clal Biotechnology Industries Ltd., L.R. R & D Ltd., Professor Lior Rosenberg and the Registrant(3)
4.4	Unprotected Sub-Lease Agreement, dated July 27, 2004, as amended, by and between the Registrant and Clal Life Sciences L.P.(3)
4.5	Patent Purchase Agreement, dated November 24, 2010, by and between the Registrant and L.R. R & D Ltd.(3)
4.6	Form of Indemnification Agreement(2)
4.7	Supply Agreement, dated January 11, 2001, as amended, by and between the Registrant and Challenge Bioproducts Corporation Ltd.†(3)
4.8	License Agreement, dated September 22, 2000, as amended, by and between the Registrant and Mark Klein†(3)
4.9	2003 Israeli Share Option Plan(3)
4.10	2014 Israeli Share Option Plan(2)
4.11	Letter Agreement, dated February 18, 2014, by and between the Registrant and Teva Pharmaceutical Industries Ltd.(2)
4.12	MediWound Ltd.’s Compensation Policy for Executive Officers and Directors(4)
4.13	BARDA Contract, dated September 29, 2015, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority†
4.14	Modification to the BARDA Contract, dated October 7, 2015, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority
8.1	List of subsidiaries of the Registrant(3)
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith
15.1	Consent of Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm

†
Portions of each agreement were omitted and a complete copy of each agreement has been provided separately to the Securities and Exchange Commission pursuant to the company’s application requesting confidential treatment under Rule 406 of the Securities Act of 1993 as amended, or Rule 24b-2 of the Securities Exchange Act of 1934, as amended, as applicaple.

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
(5)
Previously filed with the SEC on February 12, 2015 pursuant to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2014 (File No. 001-36349) and incorporated by reference herein.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and

Board of Directors of

MEDIWOUND LTD. AND ITS SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of MediWound Ltd. and its subsidiaries (the "Company") as of December 31, 2014 and 2015 and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013, 2014 and 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated balance sheets of the Company as of December 31, 2014 and 2015 and the consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013, 2014 and 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
January 25, 2016	A Member of Ernst & Young Global

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2014	2015
CURRENT ASSETS:
Cash and cash equivalents	5	25,422	42,502
Short-term bank deposits	6	39,431	3,266
Trade receivables		64	238
Inventories	7	1,421	1,715
Other receivables	8, 22	2,159	2,674

		68,497	50,395
LONG-TERM ASSETS:
Long term deposits		168	192
Property, plant and equipment, net	9	1,088	1,040
Intangible assets, net	10	951	896
Other assets	19	417	-

		2,624	2,128

		71,121	52,523
CURRENT LIABILITIES:
Trade payables		1,214	1,123
Other payables	11, 22	2,683	4,083

		3,897	5,206
LONG-TERM LIABILITIES:
Liabilities in respect of Chief Scientist government grants	12,13	6,985	7,275
Contingent consideration for the purchase of treasury shares	13	17,361	16,475
Severance pay liability, net	14	7	97

		24,353	23,847
SHAREHOLDERS' EQUITY:	16
Ordinary shares of NIS 0.01 par value:
Authorized: 32,244,508 shares as of December 31, 2014 and 2015; Issued and Outstanding 21,550,300 and 21,850,300 shares respectively.		59	60
Share premium		109,117	111,801
Foreign currency translation adjustments		(18)	(16)
Accumulated deficit		(66,287)	(88,375)

		42,871	23,470

		71,121	52,523

The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2013	2014	2015

Revenues		-	259	601
Cost of revenues	20a	-	2,785	2,519

Gross loss		-	(2,526)	(1,918)

Research and development, net of participations	20b	3,635	5,349	6,021
Selling and marketing	20c	2,259	8,829	9,284
General and administrative	20d	1,687	4,723	4,004

Operating loss		(7,581)	(21,427)	(21,227)
Financial income	20e	2,401	4,665	1,052
Financial expense	20e	(3,321)	(2,113)	(1,496)
Loss from continuing operations		(8,501)	(18,875)	(21,671)
Loss from discontinued operation	19	(6,850)	-	(417)

Net loss		(15,351)	(18,875)	(22,088)

Other comprehensive (loss) income:
Items to be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments		(32)	14	2

Total comprehensive loss		(15,383)	(18,861)	(22,086)

Basic and diluted net income (loss) per share	21	(0.98)	(0.95)	(1.02)

The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Share capital		Share premium	Treasury shares	Foreign currency translation reserve	Accumulated deficit	Total equity

Balance as of January 1, 2013	9		47,686	-	-	(32,061)	15,634

Loss for the period	-		-	-	-	(15,351)	(15,351)
Other comprehensive income	-		-	-	(32)		(32)

Total comprehensive (loss) income	-		-	-	(32)	(15,351)	(15,383)

Exercise of options	*	)	279	-	-	-	279
Purchase of treasury shares	-		-	(34,600)	-	-	(34,600)
Share-based compensation	-		607	-	-	-	607
Issuance of shares, net	2		13,657	-	-	-	13,659

Balance as of December 31, 2013	11		62,229	(34,600)	(32)	(47,412)	(19,804)

Loss for the period	-		-	-	-	(18,875)	(18,875)
Other comprehensive income	-		-	-	14		14

Total comprehensive (loss) income	-		-	-	14	(18,875)	(18,861)

Exercise of warrants	1		4,711	-	-	-	4,712
Exercise of options	1		305	-	-	-	306
Cancellation of treasury shares	(2)		(34,598)	34,600	-	-	-
Effect of share split	32		(32)	-	-	-	-
Share-based compensation	-		4,827	-	-	-	4,827
Issuance of shares, net	16		71,675	-	-	-	71,691

Balance as of December 31, 2014	59		109,117	-	(18)	(66,287)	42,871

Loss for the period	-		-	-	-	(22,088)	(22,088)
Other comprehensive income	-		-	-	2	-	2

Total comprehensive (loss) income	-		-	-	2	(22,088)	(22,086)

Exercise of options	1		25	-	-	-	26
Share-based compensation	-		2,659	-	-	-	2,659

Balance as of December 31, 2015	60		111,801	-	(16)	(88,375)	(23,470)

*) Represents an amount lower than $1.
The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2014	2015

Cash Flows from Operating Activities:
Net loss	(15,351)	(18,875)	(22,088)

Adjustments to reconcile net loss to net cash used in continuing operating activities:

Adjustments to profit and loss items:
Loss from discontinued operation	6,850	-	417
Depreciation and amortization	336	492	503
Revaluation of warrants to shareholders	820	(4,491)	-
Share-based compensation	531	4,827	2,659
Revaluation of liabilities in respect of Chief Scientist government grants	(106)	87	(474)
Revaluation of contingent consideration for the purchase of treasury shares	(2,400)	612	(764)
Increase in severance pay liability	-	-	90
Accrued interest in respect of financial loans	1,669	-	-
Net financing expenses (income)	(35)	226	(219)

	7,665	1,753	2,212
Changes in asset and liability items:
Increase in trade receivables	-	(67)	(181)
(Increase) decrease in other receivables	(532)	186	(556)
Increase in inventories	-	(1,421)	(273)
Increase (decrease) in trade payables	405	22	(76)
(Decrease) increase in other payables	(262)	1,909	1,361

	(389)	629	275

Net cash used in continuing operating activities	(8,075)	(16,493)	(19,601)

Net cash used in discontinued operating activities	(1,665)	-	-

Net cash flows used in operating activities	(9,740)	(16,493)	(19,601)

The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2014	2015
Cash Flows from Investing Activities:

Purchase of property and equipment	(268)	(366)	(376)
Purchase of intangible assets	(90)	(30)	(30)
Interest received	3	173	287
Proceeds from (investment in) short term bank deposits, net	(2,500)	(36,931)	36,165

Net cash provided by (used in) investing activities	(2,855)	(37,154)	36,046

Cash Flows from Financing Activities:

Proceeds from exercise of options	279	306	26
Proceeds from issuance of shares and warrants, net	15,800	71,824	-
Proceeds from shareholders' loans	3,930	-	-
Repayment of shareholders' loans	(915)	-	-
Deferred issuance costs	(129)	-	-
Proceeds from the Chief Scientist government grants, net of re-payment	276	345	752

Net cash provided by financing activities	19,241	72,475	778

Exchange rate differences on cash and cash equivalent balances	70	(459)	(143)

Increase in cash and cash equivalents from continuing activities	8,311	18,828	17,223
Decrease in cash and cash equivalents from discontinued activities	(1,665)	-	-

Balance of cash and cash equivalents at the beginning of the year	337	7,053	25,422

Balance of cash and cash equivalents at the end of the year	7,053	25,422	42,502

Non-cash activities:
Treasury shares cancellation against share premium	-	34,600	-
Exercise of cashless warrants into shares	-	4,709	-
Contingent consideration for the purchase of treasury shares	19,200	-	-
Exercise of derivative instrument into treasury shares	15,400	-	-
Conversion of loans and realization of derivatives into shares and warrants	6,239	-	-

The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL

a.	General description of the company and its operations:

MediWound Ltd. (the "Company" or "MediWound"), is a fully integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel products to address unmet needs in the fields of severe burns, as well as chronic and other hard to heal wounds, connective tissue disorders and other indications.

The Company's innovative biopharmaceutical product, NexoBrid, received marketing authorization from the European Medicines Agency, ("EMA") and the Israeli and Argentinean minisrties of health for removal of dead or damaged tissue, known as eschar, in adults with deep partial  and full thickness thermal burns. The Company launched NexoBrid in the European Union and in Israel through its own commercial organization and first generated initial sales in 2014.

b.
The Company has two wholly-owned subsidiaries: MediWound Germany GmbH, acting as EU marketing authorization holder and EU sales and marketing arm and MediWound UK Limited, an inactive company. In addition, the Company owns approximately 7% of PolyHeal Ltd., a private life sciences company ("PolyHeal").

c.
On March 25, 2014, the Company closed its initial public offering in the United States and listing on the NASDAQ Global Select Market ("the IPO") of 5,750,000 ordinary shares in the offering, including 750,000 additional shares to cover underwriters over-allotments, which was exercised on March 25, 2014 by the underwriters. As a result, the Company issued and sold a total of 5,750,000 ordinary shares at a price per share of $14.00 with aggregate gross proceeds of $80,500. Under the terms of the offering, the Company incurred aggregate underwriting discounts of approximately $5,635 and expenses of approximately $3,172 in connection with the offering, resulting in net proceeds to the Company of approximately $71,691. Following the IPO the Company's securities are listed for trading on NASDAQ.

d.
On September 29, 2015, the Company was awarded a U.S. Biomedical Advanced Research and Development Authority ("BARDA") contract valued up to $112 million for development and procurement of NexoBrid for the U.S. The contract is for the advancement of the development and manufacturing, as well as the procurement of NexoBrid, as a medical countermeasure as part of BARDA preparedness for mass casualty events.

The five-year base contract includes $24 million of funding to support development activities to complete the U.S. Food and Drug Administration (FDA) approval process for NexoBrid for use in thermal burn injuries, as well as $16 million for procurement of NexoBrid, which is contingent upon FDA Emergency Use Authorization (EUA) and/or FDA marketing authorization for NexoBrid. In addition, the contract includes options for further funding of up to $22 million for expanding NexoBrid’s indications and of up to $50 million for additional procurement of NexoBrid.

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

Cost of inventories is determined as follows:

Raw materials	-	At cost of purchase using the first-in, first-out method.

Finished goods	-	On the basis of average costs including materials, labor and other direct and indirect manufacturing costs based on normal capacity.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Government support:

                                  (i)  Chief Scientist government grants:

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

                                (ii)  Government Funding by BARDA:

Non-royalty bearing funds from BARDA for funding research and development projects are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred and recorded as a deduction from research and development expenses. (see Note 1(d)).

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

k.	Revenue recognition

The Company currently generates revenues from direct and indirect sales of its innovative biopharmaceutical product, NexoBrid, to burn centers and hospital burn units in Europe and Israel as well as local distributors in other countries. Revenues are recognised to the extent that it is probable that the economic benefits will flow to the Company and the revenues can be reliably measured, regardless of when the payment is being made. Revenues are measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty and net returns and allowances, trade discounts and volume rebates.

Revenues from the sale of products are recognised when all the significant risks and rewards of ownership of the products have passed to the buyer, and the seller no longer retains continuing managerial involvement. The delivery date of the products is usually the date which the ownership passes to the buyer.

Revenues from distributors agreements, which are comprised of multiple elements and provide for varying consideration terms, such as upfront payments and milestones payments, are recognized when the criteria for revenue recognition have been met and only to the extent of the consideration that is not contingent upon completion or performance of future services under the contract.

Deferred revenues include unread amounts received from customers not yet recognized as revenues.

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

5.
Classification of financial instruments by fair value hierarchy:

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

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

The Company has liabilities for severance pay for its employees in several of EU jurisdictions and in Israel. Post-employment benefit plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

The Company has defined contribution plans for Israeli employees pursuant to Section 14 of the Severance Pay Law into which the Company pays fixed contributions and has no legal or constructive obligation to pay further contributions on account of severance pay if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in current and prior periods.

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

•
Determining the fair value of share based compensation to employees and directors:

The fair value of share based compensation to employees and directors as well as of warrants to shareholders is determined using acceptable option pricing models.

The assumptions used in the models include the expected volatility, expected life, early exercise factor, expected dividend and risk-free interest rate.

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

IFRS 15-Revenue recognition:

IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognising revenue. The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after 1 January 2018 with early adoption permitted. Entities can choose to adopt IFRS 15 retrospectively or to use a modified transition approach.

NOTE 5:-	CASH AND CASH EQUIVALENTS

	December 31,
	2014	2015

USD cash for immediate withdrawal	20,497	34,856
Non-USD cash for immediate withdrawl	4,925	7,646

	25,422	42,502

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	SHORT-TERM BANK DEPOSITS

	December 31,
	2014	2015

USD bank deposits	37,001	-
EURO bank deposits	2,430	3,266

	39,431	3,266

The EURO deposits bear interest of 0.08% and 0.04% for 2015 and 2014, respectively. The USD deposits bear interest ranging from 0.28%-0.76%. The bank deposits are for periods ranging from 106 to 273 days.

NOTE 7:-	INVENTORIES

	Year ended December 31,
	2014	2015

Raw materials	402	387
Finished goods	1,019	1,328

	1,421	1,715

NOTE 8:-	OTHER RECEIVABLES

	Year ended December 31,
	2014	2015

Government authorities	218	172
Related parties	136	20
Former related parties	1,597	1,477
BARDA funds receivable	-	800
Prepaid expenses and other	208	205

	2,159	2,674

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	PROPERTY, PLANT AND EQUIPMENT, NET

Balance as of December 31, 2015:

	Office furniture	Electronic machinery and lab equipment	Computers	Leasehold improvements	Total
Cost
Balance as of January 1, 2015	201	1,875	185	2,015	4,276
Disposals	-	(136)	(62)	-	(198)
Additions	27	216	53	80	376
Foreign currency translation	(7)	-	(2)	-	(9)

Balance as of December 31, 2015	221	1,955	174	2,095	4,445

Accumulated Depreciation

Balance as of January 1, 2015	79	1,084	93	1,932	3,188
Disposals	-	(136)	(62)	-	(198)
Additions	26	257	55	80	418
Foreign currency translation	(3)	-	-	-	(3)

Balance as of December 31, 2015	102	1,205	86	2,012	3,405

Depreciated cost as of December 31, 2015	119	750	88	83	1,040

Balance as of December 31, 2014:

	Office furniture	Electronic machinery and lab equipment	Computers	Leasehold improvements	Total
Cost
Balance as of January 1, 2014	169	1,723	119	1,999	4,010
Disposals	-	(69)	(21)	-	(90)
Additions	41	221	88	16	366
Foreign currency translation	(9)	-	(1)	-	(10)

Balance as of December 31, 2014	201	1,875	185	2,015	4,276

Accumulated Depreciation

Balance as of January 1, 2014	54	904	70	1,846	2,874
Disposals	-	(69)	(21)	-	(90)
Additions	29	249	45	86	409
Foreign currency translation	(4)	-	(1)	-	(5)

Balance as of December 31, 2014	79	1,084	93	1,932	3,188

Depreciated cost as of December 31, 2014	122	791	92	83	1,088

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	INTANGIBLE ASSETS, NET

Balance as of December 31, 2015

License and Knowhow
Cost
Balance as of January 1, 2015	1,436
Additions	30
Balance as of December 31, 2015	1,466

Accumulated Amortization
Balance as of January 1, 2015	485
Additions	85
Balance as of December 31, 2015	570

Amortized cost
Balance as of December 31, 2015	896

Balance as of December 31, 2014

Cost
Balance as of January 1, 2014	1,406
Additions	30
Balance as of December 31, 2014	1,436

Accumulated Amortization

Balance as of January 1, 2014	402
Additions	83
Balance as of December 31, 2014	485

Amortized cost
Balance as of December 31, 2014	951

Intangible assets include exclusive licenses to use patents, know-how and intellectual property for the development, manufacturing and marketing of products related to burn treatments and other products in the field of wound care. These licenses were purchased from third parties and from one of the Company's shareholders (see Note 15).

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	OTHER PAYABLES

	Year ended December 31,
	2014	2015

Employees and payroll accruals	1,038	2,453
Accrued expenses	1,154	1,263
Current maturities of Chief Scientist government grants	49	28
Related parties	442	248
Deferred revenues	-	91

	2,683	4,083

NOTE 12:-	CHIEF SCIENTIST GOVERNMENT GRANTS

	Year ended December 31,
	2014	2015

Balance as of January 1	6,604	7,034
Grants received	348	764
Royalties payments	(5)	(21)
Amounts carried to (profit) or loss	87	(474)

Balance as of Decmber 31	7,034	7,303

Current maturities	(49)	(28)

Long term liabilities in respect of Chief Scientist government grants	6,985	7,275

The Company is committed to pay royalties to the OCS up to the total grants received plus the applicable accrued interest. The total amount of grants actually received by the Company from the OCS including accrued LIBOR interest, net of royalties actually paid by the Company as of December 31, 2015 is approximately $ 11,509, while the amortized cost of this liability as of that date is approximately $ 7,303, using the interest method.

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

b.	Fair value:

The carrying amount of cash and cash equivalents, short-term bank deposits, trade and other receivables and others payables approximates their fair value due to the short-term maturities of such instruments.

The fair value of liabilities in respect to government grants with fixed interest is based on a calculation of the present value of the cash flows at the interest rate for a loan with similar terms. The Company used a discount rate of 12% based in part of the Company's estimation at the time of the Company's initial recognition of the OCS grants which approximates the fair value at the respective balance sheet date.

The fair value of the contingent consideration in respect of the purchase of treasury shares is based on a calculation of the present value of future royalty payments using a discount rate that reflects the applicable market rate of interest at the date of the initial recognition. The Company used a discount rate of 16% based in part on the Company's estimation at the time of the Company's initial recognition of the contingent consideration. The amount and timing of the future royalty payments are based on the Company's projected revenues.

c.	Sensitivity tests relating to changes in market factors:

The Company operates in an international environment and is exposed to foreign exchange risk resulting from the exposure to different currencies, mainly NIS and EURO. Foreign exchange risks arise from recognized assets and liabilities denominated in a foreign currency other than the functional currency.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	FINANCIAL INSTRUMENTS (Cont.)

	December 31,
	2013	2014	2015

Sensitivity test to changes in NIS and EURO exchange rates
Gain (loss) from change:
5% increase in exchange rate	$15	$259	$361
5% decrease in exchange rate	$(15)	$(259)	$(361)

Sensitivity tests and principal work assumptions:

The selected changes in the relevant risk variables were determined based on management's estimate as to reasonable possible changes in these risk variables.

The Company has performed sensitivity tests of principal market risk factors that may affect its reported operating results or financial position.

The sensitivity tests present the profit or loss for the relevant risk variable chosen as of each reporting date.

NOTE 14:-	SEVERANCE PAY LIABILTY, NET

The Company's liability for employee benefits is based on local laws, valid labor agreements, the employee's salary, and the applicable terms of employment, which together generate a right to severance compensation. Post-employment employee benefits are financed by deposits with defined contribution plans, as detailed below.

The Israeli Severance Pay Law, 1963 ("Severance Pay Law"), specifies that Israeli employees are entitled to severance payment, following the termination of their employment. Under the Severance Pay Law, the severance payment is calculated as one month salary for each year of employment, or a portion thereof.

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

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SEVERANCE PAY LIABILTY, NET (Cont.)

	Year ended December 31,
	2013	2014	2015

Deposits in defined contribution plan	42	48	71

NOTE 15:-	CONTINGENT LIABILITIES AND COMMITMENTS

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

b.
Under the Research and Development Law, (the "R&D Law") the Company undertook to pay royalties of 3% - 3.5% on the revenues derived from sales of products or services developed in whole or in part using these OCS grants. The maximum aggregate royalties paid generally cannot exceed 100% of the grants received by the Company, plus annual interest generally equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. The maximum royalty amount payable by the Company as of December 31, 2015 is approximately $ 11,509, which represents the total amount of grants actually received by the Company from the OCS including accrued interest, net of royalties actually paid by the Company.

c.
On November 24, 2010, the Company signed an agreement with one of its shareholders, to purchase a patent for the production and sale of related products for the treatment of burns. In consideration for the transfer and assignment of all rights and title relating to the patent, the Company paid a one-time payment in the amount of $ 88 and undertook to pay annual fixed payments in the amount of $ 30 as long as the patent is valid in the US and/or in any EU member country. The patent expires in May 2018, and the Company's accumulated outstanding obligation with respect to this agreement as of December 31, 2015 is $ 73.

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

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

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

A hearing in the Company's Petition was held on February 16, 2015, in which the Court accepted the Company's Petition and allowed it to file a statement of defense. The Company filed the statement of defense on July 6, 2015. A date for a preliminary hearing has been scheduled to February 10, 2016.

Based on advise from its external legal counsels the Company continues to believe that it has substansive defenses against the claim. Accordingly, no provision was recorded in respect of this claim.

e.	Operating Lease Agreements:

1.
The Company's offices and its production facility in Israel are located in a building that the Company leases from its Parent Company, in accordance with a sub lease agreement from July 2004. The sub lease agreement has been amended multiple times, most recently in September 2014. According to the most recently amended sub lease agreement, the Company subleases approximately 1,150 square meters of laboratory, office and clean room space at a monthly rent fee of $54.6. This sub lease agreement expires in December 2016. The Company's subsidiary offices are located in Germany. The monthly rent fee  is currently €2.7 (approximately $ 2.9) and the lease agreement expires on April 30, 2019.

2.
The Company and its subsidiary have operating lease agreements for 22 vehicles. According to these agreements, the Company leases cars for its employees for a period of three years. As of December 31, 2015, the Company deposited $ 124 in respect of the vehicles operating leases.

3.	Minimum future lease fees for both agreements as of December 31, 2015 are as follows:

2016	905
2017	116
2018	90
1,111

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

c.
In January 2013 and June 2013, the Company and certain of its existing shareholders entered into convertible bridge financing agreements in the amounts of $ 3,000 (of which $ 2,579 were received from Clal Biotechnology Industries Ltd. (the "Parent Company")) and $ 1,585 (of which $ 1,500 were received from the Parent Company), respectively. In June 2013, the Company further entered into a share purchase agreement pursuant to which the Company issued 1,530,233 ordinary shares in consideration for $ 15,800 net of issuance expenses. In addition, the Company issued to the investors warrants to purchase 765,127 ordinary shares at an exercise price of $ 10.34 per share. Upon the closing of such share purchase agreement on August 19, 2013, the convertible bridge loans were converted into 603,189 ordinary shares and warrants to purchase 223,131 and 78,477 ordinary shares at exercise prices of $ 6.72 and $ 10.34, respectively.

Upon the closing of the IPO, as described below,  the Company issued 336,591 ordinary shares pursuant to the exercise of 1,066,735 warrants held by certain of the Company shareholders, including (1) the exercise of 433 warrants into 433 ordinary shares at an exercise price of $6.72 per share and the receipt of proceeds by us related to such exercise and (2) the cashless exercise of 1,066,302 warrants into 336,158 ordinary shares at a weighted average exercise price of $9.58 per share.

d.
On March 25, 2014 the Company completed its initial public offering in the United States and listing on the NASDAQ Global Select Market  of 5,750,000 new ordinary shares at $14 per share. including the underwriters' option to purchase an additional 750,000 shares at the offering price that was exercised prior to closing. The Company's total proceeds from the issuance of the above shares were $71,691 thousands, net of underwriter’s discount and issuance expenses in the amount of $8,809.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-     EQUITY (Cont.)

e.	Transactions between the Company and Teva:

Beginning in 2007, the Company entered into a number of agreements with Teva related to collaboration in the development, manufacturing and commercialization of solutions for the burn and chronic wound care markets. In consideration for these agreements, Teva made investments in the Company's ordinary shares and agreed to fund certain research and development expenses and manufacturing costs and perform all marketing activities for both NexoBrid, under the 2007 Teva Agreement, and the PolyHeal Product, under the 2010 PolyHeal Agreements. As of December 31, 2012, all of these agreements terminated.

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

The total amortized cost of the future royalty obligation to Teva were initially account at their estimated fair value at the exercise date on September 2, 2013 , calculated using a discounted cash flow model based on sales projections at $ 19,200. In accordance with IAS 32, the Company recorded the fair value of the liability to pay royalties against a reduction in equity (treasury shares). Subsequent changes in this liability will be recorded in profit or loss. Accordingly, the liability was remeasured to $ 17,361  and $16,475 as of December 31, 2014 and 2015, respectivaly, as a result of a revaluation in the amount of $ (612) and $764, respectively, which was recorded within financial (expenses) income.

On June 12, 2014, the Company effected a cancellation of the repurchased 755,492 Ordinary Shares nominal value NIS 0.01, which were considered dormant while held by the Company as treasury shares. Following the cancellation of the shares the entire balance of these treasury shares was reclassified into share capital and premium within equity.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	SHARE-BASED COMPENSATION

a.	Expense recognized in the financial statements:

The expense that was recognized for services received from employees and directors is as follows:

	Year ended December 31,
	2013	2014	2015

Cost of revenues	-	763	372
Research and development	315	657	511
Selling and marketing	24	1,430	669
General and administrative	192	1,977	1,107

Expenses attributable to continuing operations	531	4,827	2,659

Expenses attributable to discontinued operation	76	-	-

Total share-based compensation	607	4,827	2,659

b.	Share-based payment plan for employees and directors:

The Company has reserved for issuance as stock options a total of 2,911,292 ordinary shares. As of December 31, 2015, 598,068 ordinary shares of the Company were still available for future grant. Any options, which are forfeited or not exercised before expiration, become available for future grants.

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

The total number of shares reserved  under the 2014 Plan will be automatically increased annually on each January 1, by a number of Shares equal to the lower of (i) 2% of the total number of outstanding shares of the Company as of immediately prior to such increase, (ii) 600,000 Shares, subject to adjustment due to certain changes as provided under the Plan, or (iii) a number of Shares determined by the Board. On January 1, 2015, the number of reserve shares was increased by 431,006 ordinary share.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	SHARE-BASED COMPENSATION (Cont.)

c.	Option grants:

1.
On January 6, 2013, the Company granted 62,700 options to purchase ordinary shares under the Plan for an exercise price of $ 13.76 per share to its employees. The total fair value of the options at the date of grant was estimated at $713.

2.
On December 24, 2013, the Company granted 904,400 options to purchase ordinary shares under the Plan for an exercise price of $ 12.89 per share to its employees. The total fair value of the options at the date of grant was estimated at $9,570.

3.
On July 30, 2014, the Company's Board of Directors approved the grant of 40,000 options to purchase ordinary shares under the Plan for an exercise price of $ 7.26 per share to the external directors of the Company. The board of Directors approval was subject to shareholder approval. On September 22, 2014 the Company's general shareholders meeting approved the grant of the options to the Company's directors. The total fair value of the options at the date of grant was estimated at $155.

4.
On January 1, 2015, the Company granted 57,000 options to purchase ordinary shares under the Plan for an exercise price of $ 6.02 per share to its employees. The total fair value of the options at the date of grant was estimated at $269.

5.
On May 3, 2015, the Company granted 10,000 options to purchase ordinary shares under the Plan for an exercise price of $ 6.73 per share to its employees. The total fair value of the options at the date of grant was estimated at $39.

6.
On December 23, 2015, the Company granted 672,500 options to purchase ordinary shares under the Plan for an exercise price of $ 9.58  per share to its employees. The total fair value of the options at the date of grant was estimated at $4,028. The board of directors approval of granting 70,000 options to purchase ordinary shares to CEO, is subject to the shareholders approval dated January 28, 2016.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	SHARE-BASED COMPENSATION (Cont.)

d.	Share options activity:

The following table lists the number of share options, the weighted average exercise prices of share options and changes that were made in the option plan to employees and directors:

	2013		2014		2015
	Number of options	Weighted Average Exercise price	Number of options	Weighted Average Exercise price	Number of options	Weighted Average Exercise price

Outstanding at beginning of year	1,514,946	2.14	2,376,064	6.71	1,902,324	7.98
Granted	967,100	12.95	40,000	7.26	739,500	9.27
Exercised	(67,268)	4.15	(449,714)	0.68	(300,000)	0.09
Forfeited	(38,714)	8.56	(64,026)	11.60	(28,600)	12.69

Outstanding at end of year	2,376,064	6.71	1,902,324	7.98	2,313,224	9.35

Exercisable at end of year	1,360,514	2.16	1,155,584	5.03	1,535,055	9.39

The following table summarizes information about share options outstanding as of December 31, 2015:

	Options outstanding as of December 31, 2015
Range of exercise prices ($ )	Number of options	Weighted Average Remaining contractual life	Weighted average exercise price

0.09	159,773	1.95	0.09
2.63	208,332	0.87	2.63
7.26 - 9.82	1,061,618	4.88	9.08
12.89 - 13.76	883,500	7.92	12.95

Total	2,313,224	5.48	9.35

e.
The fair value of the Company's share options granted to employees for the years ended December 31, 2013, 2014 and 2015 was estimated using acceptable option pricing models using the following assumptions:

	December 31,
	2013	2014	2015

Dividend yield (%)	-	-	-
Expected volatility of the share prices (%)	84	75	71
Risk-free interest rate (%)	1.03 - 2.43	0.1-1.80	0.25-2.24
Expected life of share options (years)	5.5 - 7.0	-	-
Early exercise factor	-	100%	100%-150%
Weighted average share prices (Dollar)	$14.41	$6.91	$8.98

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	SHARE-BASED COMPENSATION (Cont.)

The expected life of the share options used for the 2013 grants,  was based on the midpoints between the available exercise dates (the end of the vesting periods) and the last available exercise date (the contracted expiry date), as adequate historical experience is still not available to provide a reasonable estimate.

The expected share price volatility is based on the historical equity volatility of the share prices of comparable companies that are publicly traded, as there is no sufficient historical trading data for the Company.

NOTE 18:-	TAXES ON INCOME

a.	The Company operates in two main tax jurisdictions: Israel and Germany. As such, the Company is subject to the applicable tax rates in the jurisdictions in which it conducts its business.

b.	Corporate tax rates in Israel:

The Israeli statutory corporate tax rate was, 25% in 2013 and 26.5% in 2014 and 2015. As of 2016, the statutory tax rate was changed to 25% following a reduction of corporate tax rate by the government.

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

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	TAXES ON INCOME (Cont.)

c.	Corporate tax rate in Germany:

The statutory corporate tax rate in Germany was 29.5%, 29.5% and 30% in the years 2013, 2014 and 2015, respectively.

d.	Final tax assessments: The Company received final tax assessments through 2010.

e.	Net operating carryforward losses for tax purposes and other temporary differences:

As of December 31, 2015, the Company had carryforward losses amounting to approximately $ 74,000 and other temporary differences amounting to approximately $ 5,000.

f.	Deferred taxes:

The Company did not recognize deferred tax assets for carryforward losses and other temporary differences because their utilization in the foreseeable future is not probable.

g.	Current taxes on income:

The Company did not record any current taxes for the years ended December 31, 2013, 2014 and 2015 as a result of its carryforward losses.

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

The Company has accounted this transaction as an acquisition of a group of assets since the assets acquired did not constitute a business as defined in IFRS 3. The Company allocated the consideration paid for the group of assets acquired based on their fair value to two identifiable assets: the license for the Polyheal Products in the amount of $ 6,333 and royalty rights arising from the Company's ownership of shares of PolyHeal in the amount of $ 417.

b.
On November 15, 2012, the Company informed Teva of the commencement of a feasibility study for the next generation of the PolyHeal Product, which constituted a milestone under the 2010 PolyHeal Agreement. In accordance with the terms of the agreement, Upon achievement of this milestone, Teva was to invest an additional $ 6,750 in exchange of the Company's ordinary shares and the Company was to purchase, following and pending the consummation of this investment, for an identical amount, ordinary shares of PolyHeal from its existing shareholders. As of December 31, 2015, Teva had not made the investment despite the Company’s demand. Consequently, the Company was not under any obligation to purchase and accordingly has not purchased any of the additional shares of PolyHeal from its shareholders.

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

On December 14, 2014, the Company filed its Petition for a Right to Defend, or the Petition, in which it: (i) rejected the arguments raised against it in the Statement of Claim; (ii) emphasized that its obligation under the 2010 Polyheal Agreement to purchase the 7.5% of Polyheal’s ordinary shares is subject to the consumption of the deferred closing, as defined in the buyout agreement, including the receipt of the funds from Teva on a “back to back” basis; and (iii) stated that since no such payment has been made by Teva, the Company is not subject to any obligation to purchase Polyheal shares and/or make any payments to Polyheal’s shareholders.

A hearing in the Company's Petition was held on February 16, 2015, in which the Court accepted the Company's Petition and allowed it to file a statement of defense. The Company filed the statement of defense on July 6, 2015. A date for a preliminary hearing has been scheduled to February 10, 2016.

Based on advise from its external legal counsel, the Company continues to believe that it has substansive defenses against the claim. Accordingly, no provision was recorded with respect to this claim.

e.
The Company has been acknowledged during 2015 about certain changes in circumstances indicating that the carrying amount of its royalty rights arising from the Company's ownership of shares of Polyheal would not be recoverable. Accordingly, a full impairment of these royalty rights amounting to $417 is included within the loss from discontinued operation.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:-	DISCONTINUED OPERATION (Cont.)

f.
As discussed above, the Company decided to classify the results of operations in PolyHeal as discontinued operation.

Below is the data of the operating results attributed to the discontinued operation:

	Year ended December 31,
	2013	2014	2015

Revenues	392	-	-
Cost of revenues *)	2,015	-	-

Gross loss	(1,623)	-	-

Research and development, net of participations	607	-	-
Selling and marketing	963	-	-
Impairment of intangible assets	3,657	-	417

Total operating expenses	(5,227)	-	(417)
Operating loss	(6,850)	-	(417)

Loss from discontinued operation	(6,850)	-	(417)

*)	During the year ended December 31, 2013, the cost of revenues included a write- off of inventory in the amount of $ 490.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 20:-	SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF COMPREHENSIVE INCOME

a.	Cost of revenues:

	Year ended December 31,
	2013	2014	2015

Salary and benefits (including share-based compensation)	-	2,219	1,961
Subcontractors	-	199	67
Depreciation and amortization	-	416	417
Cost of materials	-	600	486
Other manufacturing expenses	-	880	934
Increase in inventory of finished products	-	(1,529)	(1,346)

	-	2,785	2,519

b.	Research and development expenses, net of participations:

	Year ended December 31,
	2013	2014	2015

Salary and benefits (including share-based compensation)	2,137	2,182	2,610
Subcontractors	1,372	3,362	4,464
Depreciation and amortization	278	-	5
Materials	181	510	841
Other research and development expenses	545	-	219

	4,513	6,054	8,139

Participation by the Chief Scientist	(878)	(705)	(1,318)
Participation by BARDA	-	-	(800)

	3,635	5,349	6,021

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 20:-	SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF COMPREHENSIVE INCOME (Cont.)

c.	Selling and marketing expenses:

	Year ended December 31,
	2013	2014	2015

Salary and benefits (including share based compensation)	890	4,966	5,631
Marketing and advertising	1,141	3,356	2,835
Depreciation and amortization	19	25	22
Shipping and delivery	5	60	180
Registration and marketing fees	204	422	616

	2,259	8,829	9,284

d.	General and administrative expenses:

Salary and benefits (including share-based compensation)	951	3,521	2,670
Professional fees	349	869	1,054
Depreciation and amortization	57	49	59
Other	330	284	221

	1,687	4,723	4,004

e.	Financial income and expense:

Financial income:
Interest income	1	174	288
Revaluation of financial derivatives	-	4,491	-
Revaluation of contingent consideration for the purchase of treasury shares	2,400	-	764

	2,401	4,665	1,052
Financial expense
Interest in respect of Chief Scientist government grants	772	792	844
Revaluation of contingent consideration for the purchase of treasury shares	-	612	-
Revaluation of warrants to shareholders	820	-	-
Exchange differences, net	44	652	614
Interest in respect to convertible loans	1,669	-	-
Other	16	57	38

	3,321	2,113	1,496

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 21:-	NET LOSS PER SHARE

a.	Details of the number of shares and loss used in the computation of loss per share from continuing operations:

	Year ended December 31,
	2013		2014		2015
	Weighted average number of shares	Loss	Weighted average number of shares	Loss	Weighted average number of shares	Loss
Basic and diluted income (loss)	15,671	(8,501)	19,940	(18,875)	21,718	(21,671)

b.	Details of the number of shares and loss used in the computation of loss per share from discontinued operation:

	Year ended December 31,
	2013		2014		2015
	Weighted average number of shares	Loss	Weighted average number of shares	Loss	Weighted average number of shares	Loss

Basic and diluted income (loss)	15,671	(6,850)	-	-	21,718	(417)

c.	Net loss per share from continuing and discontinued operations:

	Year ended December 31,
	2013	2014	2015
Basic and Diluted loss per share:
Net loss from continuing operations	(0.54)	(0.95)	(1.00)

Loss from discontinued operation	(0.44)	-	(0.02)

Net loss per share	(0.98)	(0.95)	(1.02)

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 22:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES AND KEY OFFICERS

a.	Related parties consist of:

•	Clal Biotechnologies Industries Ltd.-the Parent Company.

•	Teva - a former shareholder which the Company had a collaboration agreement with (see Note 16(e)).

•	PolyHeal-in which the Company holds approximately 7% (see Note 19).

•	Directors of the Company.

b.	Balances with related parties:

	Receivables	Payables
Parent Company(1):
2014	-	151
2015	-	207

Other related parties:
2014	136	291
2015	20	41

Former related party(2):
2014	1,597	-
2015	1,477	-

(1)	The Company leases office space and a production facility from the Parent Company in accordance with a sublease agreement for two years with an option for extension (see Note 15 (e)).
(2)	Participation by Teva.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 22:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES AND KEY OFFICERS (Cont.)

c.	Transactions with related parties:

	Professional Fee (1)	Rent expenses	Revenues (2)	Participations (3)	Royalties
Parent company:
2013	-	(612)	-	-	-
2014	(12)	(576)	-	-	-
2015	(52)	(730)	-	-	-

Other related parties:
2013	-	-	-	219	(16)
2014	(80)	-	-	-	-
2015	(127)	-	-	-	-

Former related party:
2013	-	-	368	-	-
2014	-	-	-	-	51
2015	-	-	-	-	121

(1)
Proffesional fees do not include short-term employee benefits and share-based compensation to one of the Company's shareholders, who is a key officer, in the amounts of $266, $699 and $619 for the years 2013, 2014 and 2015, respectively.

(2)	Attributable to the discontinued operation.
(3)	Including certain participation by Teva which is attributable to the discontinued operation.

d.	Compensation of key officers of the Company:

The following amounts disclosed in the table are recognized as an expense during the reporting period related to key officers:

	Year ended December 31,
	2013	2014	2015

Short-term employee benefits	1,307	2,314	2,639
Share-based compensation	170	2,949	1,702

	1,477	5,263	4,341

Number of key officers	6	7	7

In December 2007, the Company's board of directors approved one-time bonus payments to the Chief Executive Officer and Chief Medical Officer in the amounts of $ 120 each, to be paid upon achieving marketing approval in the United States.