Form 20-F
period 2016-12-31
MediWound Ltd.
filed 2017-02-21
CIK 1593984

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2016, the registrant had outstanding 21,930,449 ordinary shares, par value NIS 0.01 per share.

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

Yes ☐     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated file, or a non-accelerated filer. See the definitions of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis for accounting the registrant has used to prepare the financing statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

MEDIWOUND LTD.

FORM 20-F ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical facts, this annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We make forward-looking statements in this annual report that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements we make regarding the following matters are forward-looking by their nature:

•
the timing and conduct of our trials of NexoBrid, EscharEx and our pipeline product candidates, including statements regarding the timing, progress and results of current and future preclinical studies and clinical trials, and our research and development programs;

•	the clinical utility, potential advantages and timing or likelihood of regulatory filings and approvals of NexoBrid, EscharEx and our pipeline products;

•	our expectations regarding future growth, including our ability to develop new products;

•	our commercialization, marketing and manufacturing capabilities and strategy and the ability of our marketing team to cover regional burn centers and units;

•	our ability to maintain adequate protection of our intellectual property;

•	our plans to develop and commercialize NexoBrid, EscharEx and our pipeline products;

•	our estimates regarding expenses, future revenues, capital requirements and the need for additional financing;

•	our estimates regarding the market opportunity for NexoBrid, EscharEx and our pipeline products;

•	our expectation regarding the duration of our inventory of intermediate drug substance and products;

•	the impact of our research and development expenses as we continue developing product candidates;

i

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act; and

•	the impact of government laws and regulations.

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

The selected consolidated statements of operations data for each of the years in the three-year period ended December 31, 2016 and the consolidated balance sheet data as of December 31, 2015 and 2016 are derived from our audited consolidated financial statements appearing elsewhere in this annual report. The consolidated statements of operations data for the year ended December 31, 2012 and 2013 and the consolidated balance sheet data as of December 31, 2013 and 2014 are derived from our audited consolidated financial statements that are not included in this annual report. The historical results set forth below are not necessarily indicative of the results to be expected in future periods. Our financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(in thousands, except per share data)
Consolidated statements of operations data:
Revenues	$—	$—	$259	$601	$1,558
Cost of revenues (1)	—	—	2,785	2,519	2,158
Gross loss	—	—	(2,526)	(1,918)	(600)
Operating expenses:
Research and development, gross	3,804	4,513	6,054	8,139	14,779
Participation by BARDA and the Israeli Innovation Authority	(2,247)	(878)	(705)	(2,118)	(7,711)
Research and development, net of participations(1)(2)	1,557	3,635	5,349	6,021	7,068
Selling and marketing(1)	—	2,259	8,829	9,284	8,403
General and administrative(1)	1,173	1,687	4,723	4,004	4,084
Operating loss	(2,730)	(7,581)	(21,427)	(21,227)	(20,155)
Financial income (expense), net	14,715	(920)	2,552	(444)	1,270
Income (loss) from continuing operations	11,985	(8,501)	(18,875)	(21,671)	(18,885)
Loss from discontinued operation(1)(3)	(1,045)	(6,850)	-	(417)	-
Net income (loss)	$10,940	$(15,351)	$(18,875)	$(22,088)	$(18,885)
Foreign currency translation adjustments	—	(32)	14	2	7
Total comprehensive income (loss)	$10,940	$(15,383)	$(18,861)	$(22,086)	$(18,878)
Basic net income (loss) per share(4)	$0.70	$(0.98)	$(0.95)	$(1.02)	$(0.86)
Diluted net income (loss) per share(4)	$0.64	$(0.98)	$(0.95)	$(1.02)	$(0.86)
Weighted average number of ordinary shares used in computing net income (loss) per ordinary share (in thousands):
Basic:	15,683	15,671	19,940	21,718	21,862
Diluted:	17,199	15,671	19,940	21,718	21,862

	As of December 31,
	2013	2014	2015	2016
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents and short-term bank deposits	$9,553	$64,853	$45,768	$30,029
Working capital, net(5)	10,042	64,600	45,189	28,232
Total assets	14,826	71,121	52,523	35,764
Total non-current liabilities	32,607	24,353	23,847	22,614
Total shareholders’ equity (deficit)	(19,804)	42,871	23,470	7,770

(1)	Includes share-based compensation expense as follows:

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(in thousands)
Cost of revenues	$—	$—	$763	$372	$504
Research and development	124	315	657	511	752
Selling and marketing	—	24	1,430	669	765
General and administrative	210	192	1,977	1,107	1,150
Share-based compensation expenses from continuing operations	334	531	4,827	2,659	3,171
Discontinued operation (3)	30	76	—	—	—
Total share-based compensation expenses	$364	$607	$4,827	$2,659	$3,171

(2)
Research and development expenses, net is presented net of participation by the U.S. Biomedical Advanced Research and Development Authority (“BARDA”) and others and net of the change in the fair value of the liability associated with government grants from the Israeli Innovation Authority (IIA) (formerly the Office of Chief Scientist). Participation by others totaled $2.2 million for the year ended December 31, 2012, and had no effect on subsequent years. The effect of the participation by IIA totaled $0.1 million, $0.9 million, $0.7 million, $1.3 million and $2.1 million for the years ended December 31, 2012, 2013, 2014, 2015, and 2016, respectively. The effect of the participation by BARDA totaled $0.8 million and $5.6 million for the years ended December 31, 2015 and 2016, respectively. See “ITEM 5.B. Liquidity and Capital Resources” for more information.

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

Risks Related to Our Business and Our Industry

Product development is a lengthy and expensive process, with an uncertain outcome.

We intend to develop and commercialize pipeline products based on our patented proteolytic enzyme technology marketing authorization of NexoBrid in the U.S. and for new indications, such as for debridement of chronic and other hard-to-heal wounds and treatment of connective tissue and other indications. However, before obtaining regulatory approval for the sale of our pipeline products in any jurisdiction, we must conduct, at our own expense, clinical studies to demonstrate that the products are safe and effective.

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

We cannot predict how long the applicable regulatory authority or agency will take to grant marketing authorization or whether any such authorizations will ultimately be granted. Regulatory agencies, including the FDA and the EMA, have substantial discretion in the approval process, and the approval process and the requirements governing clinical trials vary from country to country. The policies of the FDA, the EMA or other regulatory authorities may change or may not be explicit, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of NexoBrid, EscharEx or our pipeline products. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States, Europe or elsewhere. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

In addition, any regulatory approval that we receive may also contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product candidate. For example, as part of the EMA regulatory approval process, we agreed to provide further data from a post-marketing Phase 3 clinical trial of NexoBrid. We believe that our U.S. Phase 3 study will also serve to address this post-marketing commitment to EMA. If the EMA does not accept such study, we will need to perform another costly study to provide such data. Once a product is approved, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submission of safety and other post-marketing information and reports, registration and continued compliance with cGMP for any clinical trials that we conduct post-approval. Although our manufacturing facility is cGMP-certified, we may face difficulties in obtaining regulatory approval for the manufacturing and quality control process of our pipeline products.

Any delays or failures in obtaining regulatory and marketing approval for NexoBrid in the United States, or for our pipeline products worldwide, would adversely affect our business, prospects, financial condition and results of operations.

Recently enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and affect the prices we may obtain.

The United States and several other jurisdictions are considering, or have already enacted, a number of legislative and regulatory proposals to change the healthcare system in ways that may affect our ability to sell NexoBrid, EscharEx or any of our pipeline products profitably, if approved. We cannot predict the initiatives that may be adopted in the future. The continuing efforts of hospitals, governments, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may adversely affect:

•	the market acceptance or demand for NexoBrid, EscharEx or any of our pipeline products, if approved;

•	the ability to set a price that we believe is fair for NexoBrid, EscharEx or any of our pipeline products, if approved;

•	our ability to generate revenues and achieve or maintain profitability;

•	the level of taxes that we are required to pay; and

•	the availability of capital.

Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Affordable Care Act, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms.

Among the provisions of the Affordable Care Act of importance to our potential product candidates are the following:

•
an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;

•
an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for branded and generic drugs, respectively;

•	addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

•
a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•
expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for certain individuals with income at or below 133% of the Federal Poverty Level beginning in 2014, thereby potentially increasing manufacturers’ Medicaid rebate liability;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

•	a new requirement to annually report drug samples that manufacturers and distributors provide to physicians; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research.

There have been judicial and congressional challenges to certain aspects of the Affordable Care Act, and we expect there will be additional challenges and amendments to the Affordable Care Act in the future particularly in light of the change in administrations following the U.S. presidential election.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. These changes included aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments, will stay in effect through 2025 unless additional Congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other healthcare funding, which could negatively impact customers for NexoBrid and our other product candidates, if approved, and, accordingly, our financial operations. There has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which have resulted in several Congressional inquiries and proposed bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products.

We expect that other healthcare reform measures that may be adopted in the future, may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our drugs.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for drugs. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

The commercial success of NexoBrid, EscharEx and our pipeline products will depend upon their degree of market acceptance.

NexoBrid, EscharEx and our pipeline products may not gain market acceptance by physicians and their teams, healthcare payors and others in the medical community. Although many physicians in burn centers throughout Europe, the United States and other international markets have used NexoBrid for severe burns as part of our clinical trials or since NexoBrid’s commercial launch in Europe and Israel, we cannot guarantee that use of NexoBrid will be accepted in the market. We need to successfully integrate NexoBrid into the overall treatment of burns in the burn centers. If we are unable to successfully commercialize NexoBrid in Europe, sales of NexoBrid will be severely affected, which will have a material adverse effect on our business, financial condition and results of operations. If NexoBrid, EscharEx and our pipeline products do not achieve an adequate level of acceptance, we may not generate revenue and we may not achieve or sustain profitability. The degree of market acceptance of NexoBrid in Europe, Israel and Argentina and, if we receive marketing approval, in other countries and for EscharEx and our pipeline products, will depend on a number of factors, some of which are beyond our control, including:

•	the willingness of physicians, burn care teams and hospital administrators to administer our products and their acceptance as part of the medical department routine;

•	the consent of hospitals to fund/purchase NexoBrid or obtain third-party coverage or reimbursement for our products;

•	the ability to offer NexoBrid, EscharEx and our pipeline products for sale at an attractive value;

•	the efficacy and potential advantages of NexoBrid, EscharEx and our pipeline products relative to current standard of care;

•	the prevalence and severity of any side effects; and

•	the efficacy, potential advantages and timing of introduction to the market of alternative treatments.

Failure to achieve market acceptance for NexoBrid, EscharEx or any of our pipeline products, if and when they are approved for commercial sale, will have a material adverse effect on our business, financial condition and results of operations.

We may be unsuccessful in commercializing our products due to unfavorable pricing regulations or third-party coverage and reimbursement policies.

While we are executing a country-specific market access strategy, which includes pricing and/or reimbursement targets for NexoBrid in most of Europe, we cannot guarantee that we will receive favorable hospital, regional or national funding or pricing and reimbursement. Additionally, we cannot predict the pricing and reimbursement of NexoBrid, EscharEx or our pipeline products in any other jurisdiction. The regulations that govern marketing approvals, pricing and reimbursement for new products vary widely from country to country, among regions within some countries and among some hospitals. In some foreign jurisdictions, including the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In other countries, coverage negotiations must occur at the regional or hospital level in order to be included in the hospital formulary. Pricing negotiations with governmental authorities at the regional or hospital level can take considerable time after the receipt of marketing approval for a product candidate.

As a result, even after obtaining regulatory approval for a product in a particular country, we may be subject to price regulations or denied or limited by reimbursement or formulary inclusion, which may delay or limit our commercial launch of the product and negatively impact the revenue we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in NexoBrid, EscharEx or our pipeline products, even after obtaining regulatory approval.

Additionally, we cannot be sure that coverage and reimbursement will be available for NexoBrid, EscharEx or any pipeline product that we commercialize in the future and, if reimbursement is available, what the level of reimbursement will be. Coverage and reimbursement may affect the demand for, the price of, or the budget allocated for reimbursement for any product for which we obtain marketing approval. Obtaining reimbursement for our products may be particularly difficult because of the higher prices often associated with products administered under the supervision of a physician. If coverage and reimbursement are not available or are available only at limited levels, we may not be able to successfully commercialize NexoBrid, EscharEx or any pipeline product that we successfully develop. Eligibility for reimbursement does not guarantee that any product will be paid for in all cases or at a rate that covers our costs. Interim payments for new products, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Payment rates may vary according to the use of the product and the clinical setting in which it is used, may be based on payments allowed for lower cost products that are already reimbursed and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of products from countries where they may be sold at lower prices than in certain other countries, such as the United States. In the United States, third-party payors often rely on the coverage policies and payment limitations imposed by Medicare and other government payors, in setting their own coverage policies and reimbursement rates. Our inability to promptly obtain coverage and profitable payment rates from hospital budget, government-funded and private payors for NexoBrid, EscharEx or any pipeline product could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

Our success will depend initially on our ability to commercialize NexoBrid in Europe.

We are currently marketing a single product, NexoBrid, based on our patented proteolytic enzyme technology, which has already been approved by the European Medicines Agency (the “EMA”) and the Israeli and Argentinean Ministries of Health for marketing in the European Union, Israel and Argentina, respectively, for the treatment of adults with deep partial- and full-thickness burns, which we refer to as severe burns. NexoBrid is not currently approved for marketing in any other jurisdiction, including the United States, and has not been approved for any other indication or for use in children. We launched NexoBrid in Europe in 2014, in Israel in 2015, and in Argentina, through our local distributor in 2016. We anticipate that, for at least the next several years, our ability to generate revenues and become profitable will depend on the commercial success of NexoBrid in these markets.

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

We may seek additional funding in the future, which may consist of equity offerings, collaborations, licensing arrangements or any other means to develop our pipeline products, increase our commercial manufacturing capabilities, operate our sales and marketing capabilities or other general corporate purposes. For example, on March 7, 2016, the SEC declared our shelf registration statement on Form F-3 effective. Under this shelf registration statement, we may offer from time to time up to $125 million in the aggregate of our ordinary shares, warrants and/or debt securities in one or more series or issuances. Securing additional financing may divert our management from our day-to-day activities, which may adversely affect our ability to develop and commercialize NexoBrid, EscharEx and our pipeline products. Additional funding may not be available to us on acceptable terms, or at all.

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

If we are unable to raise additional capital when required or on acceptable terms, we may be required to:

•	delay, scale back or discontinue the development, manufacturing scale-up or commercialization of NexoBrid, EscharEx or our pipeline products;

•	seek corporate partners for NexoBrid, EscharEx or one or more of our pipeline products on terms that are less favorable than might otherwise be available; or

•	relinquish or license on unfavorable terms, our rights to NexoBrid, EscharEx or our pipeline products that we otherwise would seek to develop or commercialize ourselves.

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

In September 2015, we were awarded a contract by BARDA valued at up to $112 million for the advancement of the development and manufacturing, as well as the procurement, of NexoBrid in the United States. Under the contract, BARDA has agreed to fund up to $24 million of the development costs of NexoBrid in the United States and we expect a significant portion of the funding for our Phase 3 pivotal study of NexoBrid in the United States will come from BARDA. However, the contract provides that BARDA may terminate the contract at any time at its convenience without any further funding obligations.  There can be no assurances that BARDA will not terminate the contract. Changes in government budgets and agendas may result in a decreased and de-prioritized emphasis on supporting the development of products for the treatment of severe burns such as NexoBrid.  Although we have used a portion of the net proceeds from our initial public offering (“IPO”) in 2014 to fund our NexoBrid development program, any reduction or delay in BARDA funding may force us to suspend the program or seek alternative funding, which may not be available on non-dilutive terms, terms favorable to us or at all. Further, although the contract contains an unexercised option for additional funding by BARDA to support the NexoBrid development program, we cannot make any assurances as to when or whether the option will be exercised.

We have a history of net losses. We expect to continue to incur substantial and increasing net losses for the foreseeable future, and we may never achieve or maintain profitability.

We are not profitable and have incurred significant net losses, including net losses of $22.1 million and $18.9 million for the years ended December 31, 2015 and 2016, respectively. As of December 31, 2016, we had an accumulated deficit of 107,260 million. We expect to incur substantial net losses for the foreseeable future. These losses and negative cash flows have had, and will continue to have, an adverse effect on our shareholders equity and working capital.

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

Because of the numerous risks and uncertainties associated with biopharmaceutical product development and commercialization, we are unable to accurately predict the timing or amount of future expenses or when, or if, we will be able to achieve or maintain profitability. We have financed our operations primarily through the sale of equity securities, licensing agreements and government grants. The size of our future net losses will depend, in part, on the rate of growth or contraction of our expenses and the level and rate of growth, if any, of our revenues. If we are unable to successfully commercialize NexoBrid, EscharEx or one or more of our pipeline products or if revenue from NexoBrid, EscharEx or any pipeline product that receives marketing approval is insufficient, we will not achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability.

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

•	further scale-up the manufacturing process for NexoBrid;

•	seek regulatory and marketing approvals for NexoBrid and any pipeline product that successfully completes clinical trials;

•	initiate additional preclinical, clinical or other studies for NexoBrid, EscharEx and our pipeline products and seek to identify and validate new products;

•	acquire rights to other product candidates and technologies;

•	change or add suppliers;

•	maintain, expand and protect our intellectual property portfolio;

•	attract and retain skilled personnel; and

•	experience any delays or encounter issues with any of the above.

We depend on a sole supplier to obtain our intermediate drug substance, bromelain SP, which is necessary for the production of our products.

We currently procure bromelain SP, an intermediate drug substance in the manufacturing of NexoBrid, EscharEx and our pipeline products, from a single supplier, Challenge Bioproducts Corporation Ltd. (“CBC”). CBC’s manufacturing facilities are located in the Republic of China and it uses proprietary methods to manufacture bromelain SP. Our supply agreement with CBC has no fixed expiration date and can be voluntarily terminated by us, with at least six months’ advance written notice, or by CBC, with at least 24 months’ advance written notice. Although we have a contractual right to procure this material from other suppliers, subject to payment of a one-time, non-material licensing fee to CBC, procuring this material from any other source would require time and effort which may interrupt our supply of bromelain SP and may cause an interruption of the supply of NexoBrid, EscharEx and our pipeline products to the marketplace and for future clinical trials or other development purposes. Regulatory authorities could require that we conduct additional studies in support of a new supplier, which could result in significant additional costs or delays. Furthermore, there can be no assurance that we would be able to procure alternative supplies of bromelain SP at all or at comparable quality or competitive prices or upon fair and reasonable contractual terms and conditions. Although we believe that we currently store sufficient inventory of bromelain SP in our warehouse and CBC warehouse to continue full capacity operations for approximately two years, this inventory may prove insufficient, and any interruption or failure to source additional bromelain SP from CBC or other third parties in a timely manner, or at all, would adversely affect our business, prospects, financial condition and results of operations.

If our manufacturing facility in Yavne, Israel were to suffer a serious accident, or if a force majeure event materially affected our ability to operate and produce NexoBrid, EscharEx and our pipeline products, all of our manufacturing capacity could be shut down for an extended period.

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

We may not be able to expand our production or processing capabilities or satisfy future demand.

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

We are subject to a number of other manufacturing risks, any of which could substantially increase our costs and limit supply of NexoBrid, EscharEx and our pipeline products.

The process of manufacturing NexoBrid, EscharEx and our pipeline products is complex, highly regulated and subject to the risk of product loss due to contamination, equipment failure or improper installation or operation of equipment, or vendor or operator error. Even minor deviations from normal manufacturing processes or quality requirements for our products could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered in NexoBrid or our pipeline products or in the manufacturing facilities in which NexoBrid or our pipeline products are or will be made, such manufacturing facilities may need to be closed to investigate and remedy the contamination.

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

On September 15, 2014, a statement of claim was filed against the company by certain shareholders of PolyHeal. The plaintiffs allege that the company is obligated to pay them a total amount of approximately $1.5 million in exchange for their respective portion of PolyHeal’s shares, following the milestone occurrence. On December 14, 2014, the company filed a petition for a right to defend (the “Petition”), in which it: (i) rejected the arguments raised against it in the statement of claim; (ii) emphasized that its obligation under the 2010 PolyHeal Agreement to purchase the 7.5% of PolyHeal’s shares is subject to the consumption of the deferred closing, as defined in the 2010 PolyHeal Agreement, including the receipt of the funds from Teva on a “back to back” basis; and (iii) stated that since no such payment has been made by Teva, the company is not subject to any obligation to purchase PolyHeal shares and/or make any payments to PolyHeal’s shareholders. A hearing relating to the Petition was held before the Tel Aviv-Jaffa District Court on February 16, 2015 in which the court accepted the Petition and allowed the company to file a statement of defense, which it filed on July 6, 2015. A preliminary hearing was held on February 10, 2016. On June 21, 2016, both parties presented their oral summaries before the Court.  No ruling has yet been given. However, in the event the Tel Aviv-Jaffa District Court determines that our obligation to purchase such shares is independent of Teva’s fulfillment of its investment obligation, we will be required to purchase additional ordinary shares of PolyHeal in an amount of approximately $1.5 million and could be required to purchase an equivalent of $5.3 million of additional ordinary shares of PolyHeal from other existing shareholders even if we do not receive such investment from Teva. Based on the advice of our external legal counsel, we believe that we have substantive defenses to, and intend to vigorously defend ourselves against, the claim. However, the outcome of litigation is always uncertain and the actual outcome of any such proceedings may materially differ from estimates and could result in losses material to our consolidated results of operations, liquidity or financial condition.

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

In December 2012, we entered into a distribution agreement with Pliva Croatia, Ltd (“Pliva”), a wholly-owned subsidiary of Teva, pursuant to which Pliva would have the right to distribute the PolyHeal Product in Russia and Ukraine (the “Pliva Agreement”). In 2013, our license agreement with PolyHeal expired as a result of the termination of our collaboration with Teva under the 2010 PolyHeal Agreements. See “ITEM 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.” As a result, we no longer hold the rights to commercialize the PolyHeal Product. There is no certainty that we will reach an agreement on mutually acceptable terms, or that such termination and its terms will be determined independently and not as part of a settlement of our payment demands to Teva relating to the 2007 Teva Agreement and the 2010 PolyHeal Agreements, as described above. Therefore, we cannot preclude the possibility of an adverse settlement relating to such termination, including a payment from us to the Teva Subsidiary, which could have an adverse effect on our financial condition and results of operation.

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

NexoBrid, EscharEx, our current pipeline products or future product candidates may cause unanticipated and undesirable side effects or have other properties, which are currently unknown to us.

NexoBrid, EscharEx and all of our current pipeline products rely on our patented proteolytic enzyme technology, although their specific formulations or mode of applications may vary. Like most pharmaceutical products, our approval labels in Europe, Israel and Argentina for NexoBrid lists certain side effects. If we or others identify previously unknown problems with NexoBrid, EscharEx or their underlying proteolytic enzymes, including adverse events of unanticipated severity or frequency, problems with our manufacturers or manufacturing processes, or failure to comply with regulatory requirements, the following consequences, among others, may occur:

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

We may lose orphan drug designation for NexoBrid in the United States and the European Union.

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

Regulatory approval for NexoBrid, EscharEx and our pipeline products is and may be limited to specific indications and conditions for which clinical safety and efficacy have been demonstrated, and the prescription or promotion of off-label uses could adversely affect our business.

The marketing approval for NexoBrid in the European Union, Israel and Argentina is limited to the treatment of deep partial- and full-thickness burns in adults. In addition, any additional regulatory approval of NexoBrid for severe burns and any regulatory approval we may receive for any of our pipeline products in the future, if any, would be limited to those specific indications for which such pipeline product had been deemed safe and effective by the EMA, the FDA or other regulatory authority and, like the EMA marketing approval for NexoBrid, would be subject to a one-time renewal examination five years after the initial approval, which will take place during 2017. Additionally, labeling restrictions may also limit the manner in which a product may be used. For example, NexoBrid’s label provides that it should only be used in specialized burns centers or by burn specialists and should not be applied to more than 15% of the patient’s total body surface area. It is not, however, unusual for physicians to prescribe medication for unapproved, or “off-label,” uses or in a manner that is inconsistent with the manufacturer’s labeling. To the extent such off-label uses are pervasive and produce results such as reduced efficacy or other adverse effects, the reputation of our products in the marketplace may suffer. In addition, should any of our future products have a significant price difference and if they are used interchangeably, off-label uses may cause a decline in our revenues or potential revenues.

Furthermore, while physicians may choose to prescribe treatments for uses that are not described in the product’s labeling and for uses that differ from those approved by regulatory authorities, our ability to promote the products is limited to those indications that are specifically approved by the EMA, the FDA or other regulatory authorities. Although regulatory authorities generally do not regulate the behavior of physicians, they do restrict communications by companies on the subject of off-label use. If our promotional activities fail to comply with these regulations or guidelines, we may be subject to warnings from, or enforcement action by, these authorities. In the United States, “off-label promotion” by pharmaceutical companies has resulted in significant litigation under the Federal False Claims Act, violations of which may result in substantial civil penalties and fines as well as exclusion from government health care programs. More generally, failure to follow the rules and guidelines of regulatory agencies relating to promotion and advertising, such as that promotional materials not be false or misleading, can result in refusal to approve a product, the suspension or withdrawal of an approved product from the market, product recalls, fines, disgorgement of money, operating restrictions, injunctions or criminal prosecution.

If we fail to manage our growth effectively, our business could be disrupted.

Our future financial performance and ability to successfully commercialize our products and to compete effectively will depend, in part, on our ability to manage any future growth effectively. We have made and expect to continue to make significant investments to enable our future growth through, among other things, new product development, clinical trials for new indications and expansion of our marketing and sales infrastructure. While we believe that our current manufacturing capacity is sufficient to meet the expected initial commercial demand for NexoBrid, we are planning to increase the capacity by constructing a new manufacturing facility, which we estimate will be valid and qualified, subject to successful authorities’ cGMP audit, during 2020 and which we believe will cost approximately $10-15 million. We must also be prepared to expand our work force and train, motivate and manage additional employees as the need for additional personnel arises. Even following expansion, our facilities, personnel, systems, procedures and controls may not be adequate to support our future operations, or we may expand, but then fail to grow our sales of NexoBrid or our pipeline products sufficiently to support such operational growth. Any failure to manage future growth effectively could have a material adverse effect on our business and results of operations.

Exchange rate fluctuations between the U.S. dollar and the Israeli shekel, the Euro and other non-U.S. currencies may negatively affect our earnings.

The dollar is our functional and reporting currency. However, a significant portion of our operating expenses are incurred in Israeli shekels and Euros. As a result, we are exposed to the risks that the shekel may appreciate relative to the dollar, or, if the shekel instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the shekel, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the shekel against the dollar. For example, the dollar depreciated relative to the shekel by 1.5% in 2016, while appreciated relative to the shekel by 12%, 0.3% in 2014 and 2015, respectively. If the dollar or Euro cost of our operations in Israel increases, our dollar- and Euro-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

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

The laws governing our conduct in the United States are enforceable by criminal, civil and administrative penalties. Violations of laws such as the Federal Food, Drug and Cosmetic Act (the “FDCA”), the Public Health Service Act, the Federal False Claims Act, provisions of the U.S. Social Security Act, including the “Anti-Kickback Statute,” or any regulations promulgated under their authority, may result in various administrative, civil and criminal sanctions, jail sentences, fines or exclusion from federal and state programs, as may be determined by the U.S. Department of Justice, the Office of Inspector General of the U.S. Department of Health and Human Services (the “OIG”), the Centers for Medicare & Medicaid Services, other regulatory authorities and the courts. There can be no assurance that our activities will not come under the scrutiny of regulators and other government authorities or that our practices will not be found to violate applicable laws, rules and regulations or prompt lawsuits by private citizen “relators” under federal or state false claims laws.

The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any good, facility, item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor.

For example, even common business arrangements, such as discounted terms and volume incentives for customers in a position to recommend or choose drugs and devices for patients, such as physicians and hospitals, can result in substantial legal penalties, including, among other things, exclusion from Medicare and Medicaid programs if not structured with care to comply with applicable requirements. Also, certain business practices, such as payment of consulting fees to healthcare providers, sponsorship of educational or research grants, charitable donations, interactions with healthcare providers and financial support for continuing medical education programs, must be conducted within narrowly prescribed and controlled limits to avoid any possibility of unlawfully inducing healthcare providers to prescribe or purchase particular products or of rewarding past prescribing. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the Anti-Kickback Statute has been violated.  In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Moreover, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

Significant enforcement activity has also taken place under federal and state false claims act statutes Violations of the federal False Claims Act can result in treble damages, and penalty of up to $21,563 for each false claim submitted for payment. Several pharmaceutical, device and other healthcare companies have been prosecuted under these laws for, among other things, allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of products for unapproved, and thus non-covered, uses. The government may further prosecute conduct constituting a false claim under the criminal False Claims Act. The criminal False Claims Act prohibits the making or presenting of a claim to the government knowing such claim to be false, fictitious, or fraudulent and, unlike the civil False Claims Act, requires proof of intent to submit a false claim.

The federal False Claims Act, as well as certain state false claims acts, also permit relators to file complaints in the name of the United States (and if applicable, particular states). These relators may be entitled to receive up to 30% of total recoveries and have been active in pursuing cases against pharmaceutical companies. Where practices have been found to involve improper incentives to use products, the submission of false claims, or other improper conduct, government investigations and assessments of penalties against manufacturers have resulted in substantial damages and fines. In addition, to avoid exclusion from participation in federal healthcare programs, many manufacturers have been required to enter into Corporate Integrity Agreements that prescribe allowable corporate conduct and impose reporting and disclosure obligations by the manufacturer to the government. Failure to satisfy requirements under the FDCA can also result in a variety of administrative, civil and criminal penalties, including injunctions or consent decrees that prescribe allowable corporate conduct.

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Like the Anti-Kickback Statute, the Affordable Care Act amended the intent standard for certain healthcare fraud statutes under HIPAA such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

Additionally, there has been a recent trend of increased federal and state regulation of payments and transfers of value provided to healthcare professionals and/or entities. The Affordable Care Act, among other things, imposed annual reporting requirements on certain manufacturers of drugs, devices, biologicals and medical supplies for payments and other transfers of value provided by them, directly or indirectly, to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their family members. A manufacturer’s failure to submit timely, accurately and completely the required information for all payments, transfers of value or ownership or investment interests may result in civil monetary penalties of up to an aggregate of $150,000 per year, and up to an aggregate of $1 million per year for “knowing failures.” Any failure to comply could result in significant fines and penalties.

To enhance compliance with applicable healthcare laws, and mitigate potential liability in the event of noncompliance, regulatory authorities, such as the OIG, have recommended the adoption and implementation of a comprehensive health care compliance program that generally contains the elements of an effective compliance and ethics program described in Section 8B2.1 of the U.S. Sentencing Commission Guidelines Manual. Increasing numbers of U.S.-based pharmaceutical companies have such programs. As NexoBrid is not yet approved for marketing in the United States, we have not adopted U.S. healthcare compliance and ethics programs that generally incorporate the OIG’s recommendations. Even if we do adopt such compliance and ethics programs in the future, there can be no assurance that we will avoid any compliance issues.

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

The development of biopharmaceutical products involves an inherent risk of product liability claims and associated adverse publicity. Our products may be found to be harmful or to contain harmful substances. This exposes us to substantial risk of litigation and liability or may force us to discontinue production of certain products. Although we have product liability insurance covering up to $10.0 million in claims in the European Union, Israel and Argentina, the coverage may not insure us against all claims that may be asserted against us. Product liability insurance is costly and often limited in scope. There can be no assurance that we will be able to obtain or maintain insurance on reasonable terms or to otherwise protect ourselves against potential product liability claims that could impede or prevent commercialization of NexoBrid, EscharEx or our pipeline products. Furthermore, a product liability claim could damage our reputation, whether or not such claims are covered by insurance or are with or without merit. A product liability claim against us or the withdrawal of a product from the market could have a material adverse effect on our business or financial condition. Furthermore, product liability lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management’s time and attention, which could seriously harm our business.

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

As of December 31, 2016, we had been granted a total of 63 patents and have 14 pending patent applications. The family of patents that covers NexoBrid specifically includes 35 granted patents worldwide and 1 pending national phase application. EscharEx is covered in 2 provisional patent applications. However, there can be no assurance that patent applications relating to our products, processes or technologies will result in patents being issued, that any patents that have been issued will be adequate to protect our intellectual property or that we will enjoy patent protection for any significant period of time. Additionally, any issued patents may be challenged by third parties, and patents that we hold may be found by a judicial authority to be invalid or unenforceable. Other parties may independently develop similar or competing technology or design around any patents that may be issued to or held by us. Our current patents will expire or they may otherwise cease to provide meaningful competitive advantage, and we may be unable to adequately develop new technologies and obtain future patent protection to preserve our competitive advantage or avoid adverse effects on our business.

Our patent protection may be limited, subjecting us to challenges by competitors.

At present, we consider our patents relating to our proteolytic enzyme technology, which underlies NexoBrid, EscharEx and our current pipeline products, to be material to the operation of our business as a whole. Our patents which cover NexoBrid claim specific mixtures of proteolytic enzymes, methods of producing such mixtures and methods of treatment using such mixtures. Although the protection achieved is significant for NexoBrid, EscharEx and our pipeline products, when looking at our patents’ ability to block competition, the protection offered by our patents may be, to some extent, more limited than the protection provided by patents which claim chemical structures which were previously unknown. If our patents covering NexoBrid in various jurisdictions were subject to a successful challenge or if a competitor were able to successfully design around them, our business and competitive advantage could be significantly affected.

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

The timing of a patent application, grant, and expiration may put us at a disadvantage compared to our competitors.

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

We may not be able to protect our intellectual property rights in all jurisdictions.

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

Our currently issued NexoBrid Family patents are nominally due to expire at various dates between 2025 and 2029. However, because of the extensive time required for development, testing and regulatory review of a potential product, and although such delays may entitle us to patent term extensions, it is possible that, before NexoBrid can be commercialized in additional jurisdictions and/or before any of our future products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantages of the patent. The international PCT patent applications relating to EscharEx were filed on January 30, 2017. If national phase applications of these PCT applications will be filed in due course and if granted, the expiration date of these patents would be January 30, 2037, absence of patent-term extensions. Our pending and future patent applications may not lead to the issuance of patents or, if issued, the patents may not be issued in a form that will provide us with any competitive advantage. We also cannot guarantee that:

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

We may be unable to identify all past or future unauthorized uses of our intellectual property.

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

Our development, marketing or sale of NexoBrid, EscharEx or our pipeline products may infringe or be accused of infringing one or more claims of an issued patent or may fall within the scope of one or more claims in a published patent application that may be subsequently issued and to which we do not hold a license or other rights. We may also be subject to claims that we are infringing, misappropriating or otherwise violating other intellectual property rights, such as trademarks, copyrights or trade secrets. Third parties could therefore bring claims against us or our strategic partners that would cause us to incur substantial expenses, including litigation costs or costs associated with settlement, and, if successful against us, could cause us to pay substantial damages. Further, if such a claim were brought against us, we could be forced to temporarily delay or permanently stop manufacturing or sales of NexoBrid, EscharEx or our pipeline products that is the subject of the suit.

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

There have been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. In addition, to the extent that we gain greater visibility and market exposure as a public company in the United States, we face a greater risk of being involved in such litigation. In addition to infringement claims against us, we may become a party to other patent litigation and other proceedings, including interference, opposition, re-examination and similar proceedings before the U.S. Patent and Trademark Office and its foreign counterparts, regarding intellectual property rights with respect to NexoBrid, EscharEx or our pipeline products. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. A negative outcome could result in liability for monetary damages, including treble damages and attorneys’ fees if, for example, we are found to have willfully infringed a patent. A finding of infringement could prevent us from developing, marketing or selling a product or force us to cease some or all of our business operations. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace, and patent litigation and other proceedings may also absorb significant management time.

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

A significant portion of our intellectual property has been developed for us by our employees in the course of their employment. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee proprietary rights. The Patent Law also provides under Section 134 that if there is no agreement between an employer and an employee as to whether the employee is entitled to consideration for service inventions, and to what extent and under which conditions, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine these issues. Section 135 of the Patent law provides criteria for assisting the Committee in making its decisions. According to case law handed down by the Committee, an employee’s right to receive consideration for service inventions is a personal right and is entirely separate from the proprietary rights in such invention. Therefore, this right must be explicitly waived by the employee. A decision handed down in May 2014 by the Committee clarifies that the right to receive consideration under Section 134 can be waived and that such waiver can be made orally, in writing or by behavior like any other contract. The Committee will examine, on a case by case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration, nor the criteria or circumstances under which an employee’s waiver of his right to remuneration will be disregarded. Similarly, it remains unclear whether waivers by employees in their employment agreements of the alleged right to receive consideration for service inventions should be declared as void being a depriving provision in a standard contract. We generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us. Although our employees have agreed to assign to us service invention rights and have specifically waived their right to receive any special remuneration for such service inventions beyond their regular salary and benefits, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current or former employees or be forced to litigate such claims, which could negatively affect our business.

Risks Related to an Investment in Our Ordinary Shares

The market price of our ordinary shares may be subject to fluctuation and you could lose all or part of your investment.

Our ordinary shares were first offered publicly in our IPO in March 2014 at a price of $14.00 per share, and our ordinary shares have subsequently traded as high as 18.16 per share and as low as 4.25 per share through February 15, 2017. The market price of our ordinary shares on the NASDAQ Global Market may fluctuate as a result of a number of factors, some of which are beyond our control, including, but not limited to:

•	actual or anticipated variations in our and our competitors’ results of operations and financial condition;

•	market acceptance of our products;

•	general economic and market conditions and other factors, including factors unrelated to our operating performance;

•	the mix of products that we sell and related services that we provide;

•	changes in earnings estimates or recommendations by securities analysts, if our ordinary shares continue to be covered by analysts;

•	publication of the results of preclinical or clinical trials for NexoBrid, EscharEx or any of our pipeline products;

•	failure by us to achieve a publicly announced milestone;

•	delays between our expenditures to develop and market new or enhanced products and the generation of sales from those products;

•	development of technological innovations or new competitive products by others;

•	announcements of technological innovations or new products by us;

•	regulatory developments and the decisions of regulatory authorities as to the marketing of our current products or the approval or rejection of new or modified products;

•	developments concerning intellectual property rights, including our involvement in litigation;

•	changes in our expenditures to develop, acquire or license new products, technologies or businesses;

•	changes in our expenditures to promote our products;

•	our sale or proposed sale, or the sale by our significant shareholders, of our ordinary shares or other securities in the future;

•	changes in key personnel;

•	success or failure of our research and development projects or those of our competitors; and

•	the trading volume of our ordinary shares.

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

If our existing shareholders, particularly certain of our directors or their affiliates or certain of our executive officers, sell a substantial number of our ordinary shares in the public market, the market price of our ordinary shares could decrease significantly. The perception in the public market that our shareholders might sell our ordinary shares could also depress the market price of our ordinary shares and could impair our future ability to obtain capital, especially through an offering of equity securities. As of February 15, 2017, the holders of 11,240,127 ordinary shares were entitled to require that we register their shares under the Securities Act for resale into the public markets. On March 7, 2016, the SEC declared effective our shelf registration statement on Form F-3, which registered the resale of 11,640,827 shares subject to registration rights. All shares sold pursuant to an offering covered by such registration statement will be freely transferable. See “ITEM 7.B. Related Party Transactions—Registration Rights Agreement.” Sales by us or our shareholders of a substantial number of ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

In addition to these registration rights, as of February 15, 2017, 2,181,075 ordinary shares are subject to outstanding option awards granted to employees and office holders under our share incentive plans, including 1,436,557 ordinary shares issuable under currently exercisable share options. On April 28, 2014, we filed a registration statement on Form S-8 registering the issuance of up to 3,032,742 ordinary shares issuable under our share incentive plans, which amount included 2,178,806 ordinary shares issuable upon the exercise of option awards previously granted under our 2003 Israeli Share Option Plan and 853,936 ordinary shares issuable under our 2014 Equity Incentive Plan. On January 1, 2015, the shares available for issuance under our 2014 Equity Incentive Plan automatically increased by 431,006 shares and on March 24, 2016, we filed a registration statement on Form S-8 registering the issuance of these additional shares. As of February 15, 2017, 2,831,143 shares remained available for issuance under our share incentive plans, which amount includes 2,181,075 ordinary shares subject to outstanding awards. Shares included in such registration statement may be freely sold in the public market upon issuance, except for shares held by affiliates who have certain restrictions on their ability to sell.

The significant share ownership position of Clal Biotechnology Industries Ltd. may limit your ability to influence corporate matters.

As of February 15, 2017, Clal Biotechnology Industries Ltd. (“CBI”), beneficially owns or controls, directly and indirectly, 42.8% of our issued and outstanding ordinary shares. Accordingly, CBI is able to significantly influence the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors and the outcome of any proposed merger or consolidation of the company. CBI’s interests may not be consistent with those of our other shareholders. In addition, CBI’s significant interest in us may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of our ordinary shares.

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

If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, or if our internal control over financial reporting or our disclosure controls and procedures are not effective, investors may lose confidence in the accuracy and the completeness of the reports we furnish or file with the SEC, the reliability of our financial statements may be questioned and our share price may suffer.

We are required to comply with the internal control, evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). Pursuant to Section 404(a) of the Sarbanes-Oxley Act, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting. Additionally, pursuant to Section 404(b) of the Sarbanes-Oxley Act, unless we lose our status as an “emerging growth company” under the JOBS Act prior to the end of the fiscal year in which the fifth anniversary of our IPO occurred, we will not be required to obtain an auditor attestation under Section 404 of the Sarbanes-Oxley Act until the year ended December 31, 2019.

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Based on certain estimates of our gross income and gross assets and the nature of our business, we do not believe we were classified as a PFIC for the taxable year ending December 31, 2016. There can be no assurance that we will not be considered a PFIC for the current or any future taxable year. PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gain, the loss of the preferential rate that may be applicable to dividends received on our ordinary shares by individuals who are U.S. Holders (as defined in “ITEM 10.E. Taxation—United States Federal Income Taxation”), and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. However, we do not intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we are classified as a PFIC. See “ITEM 10.E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”

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

Our commercial insurance may leave us subject to a risk of a loss if a terrorist attack or act of war occurs.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. The reinstatement value of direct damages that are caused by terrorist attacks or acts of war that the Israeli government is currently committed to covering might not be maintained or, if maintained, might not be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflict involving Israel could adversely affect our operations and results of operations.

Our operations may be disrupted by the obligation of our employees to perform military service.

As of December 31, 2016, we had 54 employees based in Israel, certain of which may be called upon to perform up to 54 days in each three-year period (and in the case of non-officer commanders or officers, up to 70 or 84 days, respectively, in each three-year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their specific military profession up to 45 or even 49 years of age). In certain emergency circumstances, these employees may be called to immediate and unlimited active duty. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and results of operations.

Boycotts and various Middle Eastern business restrictions in the region may adversely impact our ability to operate sell our products.

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

Our research and development efforts were and are financed in part through grants from the Israeli Innovation (“IIA”), formerly Israeli Office of the Chief Scientist (the “OCS”). The total gross amount of grants actually received by us from the IIA, including accrued LIBOR interest and net of royalties actually paid as of December 31, 2016, totaled approximately $12.7 million and the amortized cost (using the interest method) of the liability as of that date totaled approximately $6.9 million. As of December 31, 2016, we had accrued and paid royalties to the IIA $73 thousand. We expect to receive additional grants from the IIA through March 2017, and we intend to apply for further grants for 2017. However, as the funds available for IIA grants out of the annual budget of the State of Israel have been reduced in the past and may be further reduced in the future, we cannot predict whether we will be entitled to any future grants, or the amounts of any such grants.

Even following full repayment of any IIA grants, we must nevertheless continue to comply with the requirements of the Encouragement of Research, Development, technological Innovation in the Industry Law, 5744-1984 (formerly known as the Law for the Encouragement of Industrial Research and Development, 5744-1984), and related regulations (collectively, the “Innovation Law”). When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Innovation Law restrict the transfer outside of Israel of such know-how, and the manufacturing or manufacturing rights of such products, technologies or know-how, without the prior approval of the IIA. Therefore, if aspects of our technologies are deemed to have been developed with IIA funding, the discretionary approval of an IIA committee would be required for any transfer to third parties outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel.

The transfer of IIA-supported technology or know-how or manufacturing or manufacturing rights related to aspects of such technologies outside of Israel may involve the payment of significant penalties and other amounts, depending upon the value of the transferred technology or know-how, the amount of IIA support, the time of completion of the IIA-supported research project and other factors. These restrictions and requirements for payment may impair our ability to sell our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.

We have received grants from the IIA prior to an extensive amendment to the Innovation Law that came into effect as of January 1, 2016 (the “Amendment”), which may also affect the terms of existing grants. The Amendment provides for an interim transition period, which has not yet expired, after which time our grants will be subject to terms of the Amendment and the Innovation Authority’s new guidelines, if and when issued. Furthermore, the Innovation Law following the Amendment includes new provisions with respect to sanctions imposed for violations of the Innovation Law. Under the Innovation Law, as amended by the Amendment, the IIA has the power to modify the terms of existing grants. Such changes, if introduced by the IIA in the future, may impact the terms governing our grants. As of the date of this prospectus supplement, we are unable to assess the effect of such changes, if any, on our business.

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

We are a fully integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel therapeutics products to address unmet needs in the fields of severe burns, chronic and other hard-to-heal wounds, connective tissue disorders and other indications. Our first innovative biopharmaceutical product, NexoBrid, received marketing authorization from the EMA and the Israeli and Argentinean Ministries of Health for removal of dead or damaged tissue, known as eschar, in adults with deep partial- and full-thickness thermal burns, also referred to as severe burns. NexoBrid, which is based on our patented proteolytic enzyme technology, represents a new paradigm in burn care management and our clinical trials have demonstrated, with statistical significance, its ability to non-surgically and rapidly remove the eschar earlier relative to existing standard of care upon patient admission, without harming viable tissues. We established a commercial organization for the marketing, sales and distribution of NexoBrid, including European headquarters in Germany and sales and marketing teams throughout Europe. We sell NexoBrid in Europe, Israel through our commercial organization, and we have launched NexoBrid in Argentina, through our local distributor, during 2016. We are conducting U.S. Phase 3 pivotal study to support a BLA submission to the FDA and a European pediatric study to broaden the approved indication of NexoBrid. We manufacture NexoBrid in our state-of-the-art, EMA-certified, cGMP-compliant, sterile pharmaceutical products manufacturing facility at our headquarters in Yavne, Israel.

NexoBrid is an easy to use, topically-applied product that removes eschar in four hours without harming the surrounding healthy tissues. The removal of eschar is a procedure also known as debridement. Debridement is a critical first step in the successful healing of severe burns and chronic and other hard-to-heal wounds. Under existing standard of care (“SOC”), burn eschar may be removed either by employing certain existing topical agents that have been found to be minimally effective or that take a significantly longer period of time to work, or by resorting to non-selective surgery, which is traumatic and may result in loss of blood and viable tissue. NexoBrid’s rapid and selective debridement alleviates the known risks associated with eschar, such as infection, eventual sepsis, wound deterioration and consequential scarring, and it allows physicians to reach an informed decision on further treatment at an earlier stage by direct visual assessment of the actual burn depth. Furthermore, NexoBrid minimizes the burden associated with invasive surgical procedures, reduces the need for skin grafting and sacrifice of healthy tissue from donor sites on a patient’s body and generally results in a more favorable overall long-term patient outcome. NexoBrid has been investigated in hundreds of patients across more than 15 countries and four continents in seven completed Phase 2 and Phase 3 clinical studies. There have been hundreds of presentations and award winning abstracts of NexoBrid in international and national scientific conferences, and NexoBrid has been presented in over 15 peer-reviewed papers as well as in a chapter in Total Burn Care, a leading medical textbook, resulting in support from hundreds of burn specialists and key opinion leaders. Awareness of NexoBrid continues to grow through our marketing efforts and continued multinational clinical development.

Our second innovative product, EscharEx, is a topical biological drug being developed for debridement of chronic and other hard-to-heal wounds and is complementary to the large number of existing wound healing products, which require a clean wound bed in order to heal the wound. EscharEx contains the same proteolytic enzyme technology as NexoBrid, and benefits from the wealth of existing development data on NexoBrid.  We reported final results from our second Phase 2 study evaluating EscharEx for the debridement of chronic and other hard-to-heal wounds. In two Phase 2 studies that we conducted, this technology demonstrated safety and efficacy in the debridement of chronic and other hard-to-heal wounds, in a few once-daily applications.

The market opportunities for our patented proteolytic enzyme technology include both eschar removal of severe burns using NexoBrid and debridement of chronic and other hard-to-heal wounds using EscharEx. Approximately 100,000 patients with severe burns are hospitalized every year in the United States and Europe. The severe burn patients are predominantly treated by specialists in approximately 250 burn centers in Europe and the United States, as well as at burn units of large hospitals in Europe.

In addition to expansion of the launch of NexoBrid in Europe, we have signed local distribution agreements for distribution in Argentina, Russia, South Korea, Mexico, Colombia, Peru, Chile, Ecuador, Panama, India, Bangladesh, Sri Lanka and Japan. We plan to target other international markets, such as members of the Commonwealth of Independent States (“CIS”), Latin America and certain Asia-Pacific countries, by leveraging our approved registration file for additional regional marketing authorizations.

In additional to the market opportunities for NexoBrid discussed above, we believe that NexoBrid has the potential to play a critical role in the event of a mass casualty incident (“MCI”), which is generally defined as any incident in which emergency medical services resources, such as personnel and equipment, are overwhelmed by the number and severity of casualties. A variety of public emergencies may give rise to an MCI, such as terrorist attacks, natural disasters, fires and explosions. One example of a MCI is a mass burn casualty disaster, which is defined by the American Burn Association as a catastrophic event in which the number of burn victims exceeds the capacity of the local burn center to provide optimal care. If a significant number of burn victims arrive at a burn center following an event, some victims may go untreated until the bottleneck is resolved. The use of non-surgical means that are capable of providing fast debridement without harming healthy tissues, particularly during public health emergencies, could potentially reduce the time, labor and resource burdens associated with the current standard-of-care, thereby enabling the treatment of more patients. In the event of a mass burn casualty disaster, healthcare professionals can use NexoBrid to begin treatment at the patient’s bedside without the need for a surgical team and facilities. NexoBrid has demonstrated in clinical studies, with statistical significance, its ability to non-surgically and rapidly remove eschar in a single four-hour application. Once the acute treatment has been completed, the wound can be covered with available means and further managed once the MCI is under control and the bottlenecks resolved. NexoBrid has been recognized by BARDA as a potential solution for treatment of burns in the event of a MCI. In September 2015, we were awarded a contract by BARDA valued at up to $112 million for the advancement of the development and manufacturing, as well as the procurement, of NexoBrid as a medical countermeasure as part of BARDA’s preparedness for mass casualty events. See “—BARDA Contract” below.

We believe that the indication of debridement of chronic wound and other hard-to-heal-wounds with EscharEx represents a significant opportunity, having what is believed to be a total addressable patient base of more than 14 million patients in the United States and Europe alone, suffering from disorders such as diabetic foot ulcers (“DFUs”), venous leg ulcers (“VLUs”), pressure ulcers and surgical/traumatic hard-to-heal wounds. Currently, surgery is an effective method to debride a wound, however, sharp debridement requires surgically skilled physicians performing surgery with patients under, anesthesia, which in elderly patients with various co-morbidities is accompanied with a higher risk of local and systemic complications. Surgery may also involve hemorrhage which could be more difficult to control due to a high incidence of use of anticoagulants in this population. Surgery on wounds may very easily become infected with the infection propagating to surrounding soft and boney tissues ending in life threatening major complication or amputation. Very often even minor, limited sharp debridement exposes other sensitive tissue, such as tendons, deep vessels/nerves and bones that if not becoming infected may severely damaged necessitating additional, more extensive debridement or even amputation. Due to these limitations, chronic wounds are treated by conservative methods such as current enzymes, hydrogels and other topical dressings, which require numerous applications sessions and a long time to achieve a clean wound bed, if they achieve this at all. Thus, there is an unmet need for a non-surgical product that will be effective like surgery but without its limitations, significantly enhancing the rate of, and time to achieve complete debridement. As documented in the Phase 2 study described above, EscharEx significantly improves the rate of complete debridement after few once-daily applications, thus facilitating wound debridement without the need for surgery.

We are also using our patented proteolytic enzyme technology, which underlies NexoBrid, and our wealth of data and experience gained during the NexoBrid development, to support the development of additional indications such as treatment of connective tissue disorders, such as Dupuytren’s and Peyronie’s diseases. In ex-vivo model studies, which are laboratory studies conducted on tissues or cells extracted from a living organism, which in our case were conducted on diseased contracted cords that had been surgically removed from patients with a Dupuytren contracture, our technology confirmed with statistical significance that it could dissolve the pathological cords. We are developing an injectable formulation and conducted toxicology studies to enable initiation of clinical studies. We continue to explore additional indications as well.

Our Focus:

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

•	The depth of the burn, referred to in terms of “degree” is generally classified into four categories:

○	Superficial or first degree burns. Such burns do not penetrate the basal membrane and usually heal naturally.

○
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

○
Full thickness or third degree burns.  Such burns are characterized by death of the entire dermal tissue down to the subcutaneous fat and must be debrided and treated by autografting, which is the process of harvesting skin from healthy donor sites on a patient’s body and transplanting it on the post-debridement, clean wound bed.

○
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

When patients are hospitalized for a severe burn, the first step in the treatment after patient stabilization and resuscitation is usually eschar removal. The eschar is the burned tissue in the wound, which is deprived of blood and isolated from all natural systemic defense mechanisms. Debridement is an essential first step in the treatment of patients with severe burns, allowing for:

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

○
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

○
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

○
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

○
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

○
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

Chronic and Other Hard-to-Heal Wounds

The chronic and other hard-to-heal wound market consists of a broader addressable population of more than 14 million patients in Europe and the United States alone suffering from chronic wounds such as DFUs, VLUs and pressure ulcers and additional patients suffering from surgical/traumatic hard-to-heal wounds. Chronic and other hard-to-heal wounds represent a $25 billion burden to the U.S. healthcare system. Chronic and hard-to-heal wounds are caused by impairment in the biochemical and cellular healing processes due to local or systemic conditions and generally can take several weeks to heal, if not longer. Such wounds can lead to significant morbidity, including pain, infection, impaired mobility, hospitalization, reduced productivity, amputation and mortality. In each of the various wound types, the presence of the eschar is a frequent cause for “chronification” of wounds and the removal of eschar is the key step to commence healing. Eschar needs to be removed to prevent further deterioration of the wound that may result in additional adverse patient outcomes. If not effectively treated, these wounds can lead to potentially severe complications including further infection, osteomyelitis, fasciitis, amputation and mortality. Most advanced wound care therapies, including negative pressure wound therapy, such as KCI’s V.A.C. Therapy, and skin substitutes such as Organogenesis’ Apligraf and Shire’s Dermagraft and human amniotic tissue products, are complementary to our lead product candidate, EscharEx, as these products require a clean wound bed to effectively heal a wound. Four common chronic and other hard-to-heal wounds are:

•
Diabetic foot ulcers.  Diabetes can lead to a reduction in blood flow, which can cause patients to lose sensation in their feet and may prevent them from noticing injuries, sometimes leading to the development of DFUs, which are open sores or ulcers on the feet that may take several weeks to heal, if ever. In the United States alone, over 23 million people, or approximately 8% of the population, suffer from diabetes, a chronic, life-threatening disease. Based on our comprehensive market research study on EscharEx that involved more than 200 healthcare professionals in the U.S. and Europe, every year, in the United States alone, over 900,000 people develop a DFU and over 600,000 undergo debridement of DFUs.

•
Venous leg ulcers.  VLUs develop as a result of vascular insufficiency, or the inability for the vasculature of the leg to return blood back toward the heart properly. Based on our comprehensive market research study on EscharEx that involved more than 200 healthcare professionals in the U.S. and Europe, in the United States alone, affect approximately 1.25 million people per year, out of which over 650,000 undergo debridement of VLUs. These ulcers usually form on the sides of the lower leg, above the ankle and below the calf, and are slow to heal and often recur if preventative steps are not taken. The risk of VLUs can increase as a result of a blood clot forming in the deep veins of the legs, obesity, smoking, lack of physical activity or work that requires many hours of standing.

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

Currently, SOC for connective tissue disorders involves surgery, with a very high recurrence rate, and some non-surgical alternatives. One such alternative for the treatment of Dupuytren’s and Peyronie’s diseases is Xiaflex, a collagenase-based injectable enzyme that has received orphan drug status in the United States.

BARDA Contract

In September 2015, BARDA awarded us a contract valued at up to $112 million. The contract is for the advancement of the development and manufacturing, as well as the procurement, of NexoBrid as a medical countermeasure as part of BARDA preparedness for mass casualty events.

The term of the base contract is five years and includes $24 million of funding to support development activities to complete the FDA approval process for NexoBrid for use in thermal burn injuries, as well as $16 million for procurement of NexoBrid, which is contingent upon FDA Emergency Use Authorization (“EUA”) or FDA marketing authorization for NexoBrid. In addition, the contract includes options for further funding of up to $22 million for expanding NexoBrid’s indications and up to $50 million for additional procurement of NexoBrid. The agreement may be terminated by BARDA at any time at BARDA’s discretion.

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

NexoBrid has been investigated in hundreds of patients across 15 countries and four continents in seven completed Phase 2 and Phase 3 clinical studies. While we are marketing our product for the removal of eschar in burn wounds under the name “NexoBrid,” in clinical trials the product has been referred to as “Debridase” and “Debrase.”

The following table sets forth information regarding the completed clinical trials of NexoBrid:

	Trial 1	Trial 2	Trial 3	Trial 4	Trial 5	Trial 6	Trial 7
Study Type	• Retrospective Phase 2 • Investigator initiated	• Dose range Phase 2	• Prospective Phase 2 • IND/FDA	• Phase 2 • IND/FDA	• Phase 3 • EMA	• Phase 3b • EMA	• Phase 2 • EMA
Design	• Data collected from files of patients treated with NexoBrid	• Parallel, controlled, observer- blind, randomized, single-center	• Parallel, controlled, observer- blind, three-arm, randomized, multi- center	• Parallel, controlled, open label, three-arm, randomized, single- center	• Parallel, controlled, open label, two-arm, randomized, multi-center	• Parallel, controlled, blinded, two-arm, multi-center	• Open label, single-arm, multi-center
Main Objectives	• Safety • Efficacy	• Comparison of efficacy and safety	• Safety • Efficacy	• Safety	• Safety • Efficacy	• Long-term scar assessment • Quality of life	• Safety and pharmacokinetics • Efficacy
Wound Types	• Deep partial/full thickness thermal burns	• Deep partial/full thickness thermal burns	• Deep partial/full thickness thermal burns	• Deep partial/full thickness thermal burns	• Deep partial/full thickness thermal burns	• Scar formation	• Deep partial/full thickness thermal burns
Number of Patients	• 154	• 20	• 140	• 30	• 182	• 89	• 36
Study Length	• 1985-2000	• 2002-2005	• 2003-2004	• 2006-2007	• 2006-2009	• 2011	• 2009-2015
Location	• Israel	• Israel	• International	• United States	• International	• International	• International

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

100%
80%
60%
40%
20%
0%
P<0.0001
P<0.0001
P=0.0099
P=0.0054
70.0
24.1
56.7
13.1
34.1
17.9
21.5
8.4
NexoBrid
SOC
N=163 N=170
Excision incidence
N=163 N=170
Excision area
N=106 N=88
Autograft incidence(1)
N=106 N=88
Autograft area(1)

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

P=0.1843
P<0.0001
P<0.001
P<0.001
P<0.005
P<0.0017
97.6%
90.3%
100
80
60
40
20
0
NexoBrid
SOC
70.7%
52.0%
50.0%
30.5%
1.0
6.1
9.7%
3.5%
4.2%
2.1%
N=31 N=41
N=28 N=40
N=31 N=41
N=31 N=41
N=24 N=20
N=24 N=20
Incidence of eschar removal
Days to eschar removal
Excision incidence
Excision area
Autograft incidence
Autograft area

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

The results confirmed that based on the MVSS the quality of scars was comparable between the patients who received NexoBrid and those who were treated with SOC (3.12 and 3.38, respectively, P=0.88). However, patients who received NexoBrid experienced a significantly reduced overall quantity of scarring as compared to those who received SOC; with NexoBrid, 40% of patients had donor site scars, as compared to 68% of patients with SOC (P=0.01). Donor site scars on those who received NexoBrid were also 30% smaller than scars on those who received SOC (P=0.108). It was also confirmed that quality of life using the SF-36 and BOQ was comparable in both groups.

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

Trial 7: Phase 2—EMA

Trial 7 evaluated the safety, pharmacokinetics (transcutaneous absorption) and efficacy of NexoBrid in hospitalized children and adults with thermal burns. The multicenter, open-label, single-arm study was conducted in Europe, Israel and India and included 36 patients with severe burns of 4% to 30% total body surface area (TBSA).  NexoBrid was applied to burns of up to 15% TBSA in one session, and when the wound area to be treated was more than 15% TBSA, NexoBrid was applied in two separate sessions, each up to 15% TBSA. Trial results showed that the use of NexoBrid was safe and effective. Furthermore, the pharmacokinetic profile following NexoBrid’s first and second topical application was comparable, suggesting no concern with accumulation following a second topical application of NexoBrid.

Ongoing and future clinical trials

U.S. Phase 3 Study – DETECT study

In April 2015, we commenced a multicenter, multinational, randomized, controlled, assessor blinded Phase 3 study, performed in subjects with thermal burns, to evaluate the efficacy and safety of NexoBrid compared to Gel Vehicle and compared to SOC in 175 patients hospitalized patients with severe burns of 3-15% TBSA randomized in a 3:1:3 ratio, with 12-month and 24-month follow-ups. During the third quarter of 2016, the protocol for our U.S. Phase 3 study of NexoBrid was amended to increase the TBSA of patients eligible for inclusion from 15% to 30% TBSA. We believe this amendment will allow for the inclusion of patients with larger TBSA and may support a broader marketing label. The study objectives are (i) to demonstrate the efficacy of enzymatic eschar removal with NexoBrid by providing complete eschar removal as compared with Gel Vehicle (primary endpoint) and by providing earlier complete eschar removal and reduction in patients’ surgical burden and its related blood loss as compared to SOC (secondary endpoints); and (ii) to assess the safety of NexoBrid compared to SOC, including demonstration that treatment with NexoBrid does not have a deleterious effect on wound closure outcome and long term outcomes of cosmesis and function (safety endpoints). We expect the top-line results on the primary and secondary endpoints in the first half of 2018 and the long-term 12-month and 24-month follow-up results in the first half of 2019 and 2020, respectively. Based on the approved study protocol and the current availability of the product to treat severe burn patients in Europe, the company may also discuss with the FDA the possibility of submitting a BLA after completion of the acute phase (primary/secondary/safety data) of the study, with plans to supplement the 12-month and 24-month long-term follow-up non-inferiority safety data when available. The study also serves to address our post approval commitment to EMA.

European pediatric investigational plan – CIDS study

The CIDS study is a Phase 3, multicenter, multinational, randomized, controlled, open-label study in children with thermal burns. The study objectives are to evaluate the efficacy and safety of treatment with NexoBrid compared with standard of care (SOC) in hospitalized children with severe thermal burns of 1% to 30% total body surface area (TBSA). Based on the recommendation of the study’s Data Safety Monitoring Board (“DSMB”), after blindly reviewing the accumulated CIDS data, and the EMA Pediatric Committee (PDCO) endorsement, we will initiate the second stage of the study that allows inclusion of younger pediatric burn patients beginning at the minimum age of one year old instead of four years of age. The study is underway in Europe in accordance with a study design endorsed by the EMA as part of the agreed Pediatric Investigational Plan (“PIP”) to support extension of the indication to pediatric patients. The study includes three pre-defined stages:  Stage 1 includes patients from age four to 18; Stage 2 includes patients from age one to 18; and Stage 3 includes patients from birth to age 18. The primary endpoints evaluate early eschar removal, surgical burden and cosmesis and function with a 24-month follow-up. Interim results with predefined stopping rules after a 12-month follow-up of all patients are expected to be available in the first half of 2020, with final results available in the first half of 2021.

European observational retrospective data collection study

As part of our post marketing commitment in Europe and as is customary for recently approved drugs, we agreed with European regulatory authorities to conduct an observational retrospective data collection study to assess risk minimization measures in burn patients who were treated with NexoBrid. We plan to initiate the survey during 2017, which will include 160 patients. The data will be collected by investigators who will fill in report based on medical records of patients who received NexoBrid treatment at burn centers and signed on inform consent form. The main objective of this study is assessing the effectiveness of the risk minimization activities and their effect on the incidence rate of identified risks that have shown to be sensitive to these activities. The primary endpoint will be comparison of the incidence rates of the identified risks pain and pyrexia reported in a pre-defined time frames from treatment in routine clinical practice in the first two years from product launch to those obtained in clinical trials after implementation of risk minimization activities. Key secondary endpoints include the compliance of the physician with the instructions from the Educational Material relate to the risk minimization activities and incidence of wound infection adverse events.

EscharEx and Our Clinical History

EscharEx is a topical agent being developed for debridement of chronic and other hard-to-heal wounds, in order to fulfill an unmet need for an effective and non-surgical debridement mean. EscharEx is based on the same patented proteolytic enzyme technology as NexoBrid but differs in other aspects, such as in formulation and presentation.

We completed a first Phase 2 feasibility study in Israel for the use of EscharEx and in January 2017 we announced the final results of a second Phase 2 prospective study in Israel and Europe. Based on the completed studies, we believe that our technology may be effective for debridement of chronic and other hard-to-heal wounds.

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

Second Phase 2 study—Israel/E.U. – First Cohort

This second Phase 2 prospective study is conducted in Israel and Europe to evaluate the efficacy and safety of EscharEx in comparison to the Gel Vehicle1 at a ratio of 2:1 for the treatment of a variety of chronic and other hard-to-heal wounds, in three etiologies, DFUs, VLUs and post-surgical or traumatic hard-to-heal wounds. This is a prospective, controlled, assessor-blinded, randomized, multi-center Phase 2 study in Israel and Europe.

The primary endpoint assesses incidence of complete non-viable tissue removal (debridement) at the end of the debridement period (up to 10 treatment days) and the secondary endpoints assessed various efficacy and safety endpoints, including wound bed preparation and wound healing.

In January 2017 we reported final results of the first cohort of 73 patients.

The average wound age in the EscharEx arm was more than double (72.8 weeks) that of the gel vehicle group (30.8 weeks). The average wound size was 33.6 cm2 in the EscharEx arm vs. 25.8 cm2 in the gel vehicle group. Despite the larger wounds and wounds with extended duration in the EscharEx group, the study met its primary endpoint, as EscharEx demonstrated a statistically significant higher incidence of complete debridement at the end of the debridement period. Patients treated with EscharEx demonstrated a higher incidence of complete debridement (55% or 27/49) compared with patients treated with the hydrogel vehicle (29% or 7/24) with p=0.047.

Predefined sub-group analyses showed that 50% of patients with DFUs treated with EscharEx (8/16) achieved complete debridement at the end of the debridement period compared with 14% of patients with DFUs treated with hydrogel vehicle (1/7).  In addition, 63% of patients with VLUs treated with EscharEx (10/16) achieved complete debridement at the end of the debridement period compared with 25% of patients with VLUs treated with hydrogel vehicle (2/8). Post hoc analysis showed that 56.3% of patients with DFU or VLU in the EscharEx group had complete debridement at the end of the debridement period compared with 20.0% in hydrogel vehicle group (p=0.028).

The study included secondary endpoints that provide further insight into number of efficacy and safety parameters. The secondary endpoint of time to complete debridement demonstrated a clear trend (p=0.075) that strongly suggests that not only is there a difference in the incidence of debridement, as confirmed by the primary endpoint, but that debridement occurred earlier in the group treated by EscharEx. The advantage in time to complete debridement was corroborated by the statistically significant post hoc result in the subgroup of patients with DFUs or VLUs that were treated with EscharEx (p=0.024).

Post hoc analysis shows that of patients that achieved complete debridement in the EscharEx group, 93% (25/27) completed the debridement within 7 daily applications (4-5 applications on average).

The overall patient demographics were comparable across both arms. No deleterious effect on wound healing was observed and no material differences were found in reported adverse events. The overall safety was comparable between the arms.

In tandem, we have been working on a second generation of EscharEx, or EX2. This advanced formulation is designed to have several advantages. Based on our current studies, EX2 demonstrated even higher potency in lower doses, which should further contribute to EscharEx’s efficacy and tolerability. In addition, EX2 would be even easier to prepare and administer, which will further support compliance by the patient or caregiver.

Ongoing clinical trial

Second Phase 2 study—Israel/E.U. – Second Cohort

After successfully completing the first cohort of the study which included 73 patients recruited in 15 clinical sites, we have initiated a second cohort of patients to demonstrate safety over extended periods of application to further support the product’s convenient application, which we believe will enhance compliance. In this second cohort, we are recruiting patients from two etiologies DFUs, VLUs, in two time frames of 24 to 48 hours, randomizing the patients to two study arms EscharEx or gel vehicle at a ratio of 2:1. The second cohort of patients is planned to include 32 patients and top-line data is expected around mid-2017.

A meeting to discuss the clinical pivotal program of EscharEx with the FDA is scheduled for the first quarter of 2017.

1 Hydrogel is not a true sham placebo as it is a common and widely used treatment for the debridement of chronic wounds.

Although we have conducted clinical trials, including those necessary to receive marketing authorization for NexoBrid in severe burns, the development of EscharEx for chronic and other hard-to-heal wound indications is in Phase 2 studies, and there is no certainty that EscharEx will achieve all the objectives of the trials as required or that FDA will allow at this stage to initiate Phase 3 studies or that we will successfully complete the development to obtain a marketing authorization for EscharEx. See “ITEM 3.D. Risk Factors—Development and commercialization of NexoBrid in the United States and our pipeline products worldwide requires successful completion of the regulatory approval process, and may suffer delays or fail.”

MWPC003 and Our Pre-Clinical History

We have performed preclinical model studies in Israel for the use of our patented proteolytic enzyme technology in treating connective tissue disorders. Our technology has shown promising results in preclinical model studies for the treatment of connective tissue pathologies. We are advancing the injectable formulation development as well as toxicology studies to initiate the clinical development of our pipeline product candidate, MWPC003, for connective tissue disorders.

If we are successful in developing MWPC003 as an injectable product for connective tissue disorders and others based on our patented proteolytic enzyme technology, we believe that there exists a focused audience of specialists that could be reached with a targeted sales and marketing force such as plastic surgeons in the case of Dupuytren’s contracture and/or scar treatment.

MWPC003 was granted a US patent that provides broad protection in the treatment of a variety of connective tissue diseases in November 2016.

Preclinical model study—Israel

In preclinical model studies, excised Dupuytren cords were injected with either MWPC003 or a saline solution (control) following Starkweather’s ex-vivo validated model. MWPC003 repeatedly provided enzymatic degradation of Dupuytren cords (fasciotomy) in a tearing test model confirming with statistical significance that MWPC003 completely dissolves Dupuytren’s cords (Fisher Exact test p<0.0001). In a second ex vivo study conducted in 71 cords injected with MWPC003 in descending doses, it was demonstrated that even very small doses of MWPC003 can dissolve the pathological cord in more than 80% of cases with the Cochran-Armitage test (p=0.0021) indicating that the probability for cord dissolution increases as the dose increases. Toxicology studies conducted in two species did not indicate systemic toxicity and the intra-dermal local effect was reversible.

Although we have conducted preclinical trials, the development of MWPC003 for connective tissue disorder indications is still in its preliminary phase and there is no certainty that it will achieve all the aims of the trials as required and/or successfully complete the approval process for such indication. See “ITEM 3.D. Risk Factors—Development and commercialization of NexoBrid in the United States and our pipeline products worldwide requires successful completion of the regulatory approval process, and may suffer delays or fail.”

Research and Development

Our research and development strategy is centered on developing our patented proteolytic enzyme technology, which underlies NexoBrid and EscharEx, into additional products for high-value indications. For more information regarding our research and development expenses, see “ITEM 5.C. Research and Development, Patents and Licenses, etc.”

Clinical Trials

We conduct clinical tests and preclinical studies to support the efficacy and safety of our products and their ingredients and to extend and validate their benefits for human health. Preclinical studies allow us to substantiate the safety of our products and obtain preliminarily indications of their pharmacological profile. As of the date hereof, we had conducted more than 20 preclinical studies, according to the principles of Good Laboratory Practices (“GLP”), and more than seven clinical studies, according to the principles of Good Clinical Practices (“GCP”), for NexoBrid, EscharEx and our pipeline products. As a result, we have developed significant experience in planning, designing, executing, analyzing and publishing clinical studies.

Our research and development team manages our clinical studies and coordinates the project planning, trial design, execution, outcome analyses and clinical study report submission. During the design, execution and analyses of our studies, our research and development team consults with key opinion leaders and top-tier consultants in the relevant field of research to optimize both design and execution, as well as to strengthen the scientific, medical and regulatory compliance level of the investigational plan. Our clinical studies have been conducted in collaboration with leading medical and research centers throughout the world.

Manufacturing, Supply and Production

We operate a manufacturing facility in Yavne, Israel, in a building that we sub-lease from Clal Life Sciences L.P., with 23 employees as of December 31, 2016. This facility allows us to manufacture sterile biopharmaceutical products, such as NexoBrid. The facility meets current cGMP requirements, as certified by each of the EMA and the Israeli Ministry of Health. Our facility was approved and, after passing a periodic ministry of health audit in April 2014, reapproved as cGMP-compliant for an additional three-year term as of the audit date, until 2017 during which the Israeli Ministry of Health is scheduled to conduct its periodic audit for assessment of cGMP compliance renewal. Additionally, as we seek regulatory approval in the United States and other international jurisdictions for NexoBrid, the FDA or other regional applicable authorities may inspect our plant to confirm it meets all regulatory requirements. Applicable changes in our production processes for NexoBrid must be approved by the EMA and similar authorities in other jurisdictions.

While we believe that our current manufacturing capacity at the facility is sufficient to meet the expected initial commercial demand for NexoBrid, we are planning to increase the capacity by constructing a new manufacturing facility, which we estimate will be valid and qualified, subject to successful authorities cGMP audit, during 2020, and which we expect to cost approximately $10-15 million.

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

Upon obtaining bromelain SP from CBC, we further process it into the drug substance and then into the drug product to finally create the powder form of NexoBrid. The necessary inactive ingredients contained in NexoBrid, or the excipients, are readily available and generally sold to us by multiple suppliers. In addition to this powder, we manufacture a gel substance by combining water for injections produced by us at our facility and additional excipients. The powder and gel are kept in separate containers in one package of NexoBrid and are simply mixed by a healthcare professional prior to use. NexoBrid is authorized to be sold in Europe, Israel and Argentina in packages containing either a vial of two grams of powder and a jar of 20 grams of gel, or a vial of five grams of powder and a jar of 50 grams of gel. Once the powder and gel are mixed, NexoBrid should be applied within 15 minutes at a ratio of either 2 grams of powder and 20 grams of gel to a burn wound area of 100 cm2 or 5 grams of powder and 50 grams of gel to a burn wound area of 250 cm2, as applicable; however, under current usage, NexoBrid’s label provides that it should not be applied to more than 15% TBSA. Prior to mixture and application, NexoBrid has a shelf life of three years when stored under refrigeration.

Marketing, Sales and Distribution

We sell NexoBrid in Europe and Israel through our own commercial organization and launched NexoBrid in Argentina through our local distributor in 2016. We are marketing NexoBrid by targeting a focused segment of burn specialists treating patients with severe burns in burn centers throughout the European Union. We believe that additional burn units in large hospitals as well as smaller hospitals will follow the treatment trends once established by the burn centers. In Europe, the marketing, sales and distribution of NexoBrid is carried out by our wholly-owned German subsidiary, MediWound Germany GmbH, which consists of a marketing team of specialized and knowledgeable sales representatives throughout Europe. During 2016 we obtained national reimbursement in Belgium and Italy and we continue to locally execute our market access strategy for most of Europe to obtain procurement by hospitals as part of their budget, or under local, regional or national reimbursement, depending on the specific process required in each country. See “—Government Legislation and Regulation—Pharmaceutical Coverage, Pricing and Reimbursement.”   In addition to receiving marketing authorization for NexoBrid in the European Union, key opinion leaders in the burn care field worldwide are already aware of NexoBrid’s efficiency in removing eschar due to hundreds of scientific presentations and award winning abstracts at international and national conferences, over a dozen of peer-reviewed papers as well as a chapter in Total Burn Care, the leading medical textbook on burns.

As part of the awarded contract with BARDA, procurement of $16 million of NexoBrid as a medical countermeasure for preparedness for mass casualty events is anticipated to commence, subject to obtaining an Emergency Use Authorization, during the five year term of the contract, which ends in September 2020. In addition, upon FDA marketing authorization, we anticipate that NexoBrid will require a focused commercial team on ground in the United States to cover the specialty hospital call point and maximize NexoBrid’s commercial value.

We plan to enter other international markets through collaboration with local distributors and leverage our approved registration file in Europe to obtain regional marketing authorizations. We have signed local distribution agreements for distribution in Argentina, Russia, South Korea, Mexico, Colombia, Peru, Chile, Ecuador, Panama, India, Bangladesh, Sri Lanka and Japan.  Our distributor in Argentina obtained marketing authorization and launched NexoBrid during 2016. Our additional distributors have filed or are in the process of filing for market authorization in their respective territories and are expected to launch NexoBrid after receipt of local regulatory approval, which may take a year or more to be granted and consequently may occur in certain markets during 2017.

Intellectual Property

Our intellectual property and proprietary technology are important to the development, manufacture and sale of NexoBrid, EscharEx and our future pipeline products. We seek to protect our intellectual property, core technologies and other know-how through a combination of patents, trademarks, trade secrets, non-disclosure and confidentiality agreements, licenses, assignments of invention and other contractual arrangements with our employees, consultants, partners, suppliers, customers and others. Additionally, we rely on our research and development program, clinical trials, know-how and marketing and distribution programs to advance our products. As of December 31, 2016, we had been granted a total of 63 patents and have 14 pending patent applications. The family of patents that covers NexoBrid specifically includes 35 granted patents worldwide and 1 pending national phase application. EscharEx is covered in 2 provisional patent applications. We submit applications under the Patent Cooperation Treaty (“PCT”), an international patent law treaty that provides a unified procedure for filing a single initial patent application to seek patent protection for an invention simultaneously in each of the member states. Although a PCT application is not itself examined and cannot issue as a patent, it allows the applicant to seek protection in any of the member states through national phase applications.

The main patents for our proteolytic enzyme technology which underlies NexoBrid, EscharEx and our current pipeline products have been issued in Europe, the United States and other international markets. Our patents which cover NexoBrid claim specific mixtures of proteolytic enzymes, methods of producing such mixtures and methods of treatment using such mixtures. Although the protection achieved is significant for NexoBrid, EscharEx and our pipeline products, when looking at our patents’ ability to block competition, the protection offered by our patents may be, to some extent, more limited than the protection provided by patents which claim chemical structures which were previously unknown. Absent patent-term extensions, the NexoBrid family patents are nominally set to expire in 2025 in Europe and 2029 in the United States. Patents issued in other foreign jurisdictions will nominally expire in 2025. The international PCT patent applications relating to EscharEx were filed on January 30, 2017. If national phase applications of these PCT applications will be filed in due course and if granted, the expiration date of these patents would be January 30, 2037, absent any patent-term extensions.

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

LR License Agreement

In August 2016, we signed an exclusive, perpetual, worldwide license agreement with L.R. Research and Development Ltd. (“LR”), an entity controlled by Prof. Rosenberg, for use of a certain patent and related intellectual property (the “LR License Agreement”). For additional information, see “ITEM 7.B. Major Shareholders and Related Party Transactions – Related Party Transactions.”

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

The medical, biotechnology and pharmaceutical industries are intensely competitive and subject to significant technological change and changes in practice. While we believe that our innovative technology, knowledge, experience and scientific resources provide us with competitive advantages, we may face competition from many different sources with respect to NexoBrid, EscharEx our existing pipeline products or any product candidates that we may seek to develop or commercialize in the future. Possible competitors may include medical practitioners, pharmaceutical and wound care companies, academic and medical institutions, governmental agencies and public and private research institutions, among others. Any product that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

In addition, we face competition from current SOC. The current SOC for eschar removal in severe burns is surgery, where debridement can be performed by tangential excision, dermabrasion or hydro jet, or non-surgical alternatives, such as applying topical medications to the eschar to facilitate the natural healing process. Consequently, we face competition from traditional surgical procedures and topical agents such as Smith & Nephew Plc’s Santyl, a collagenase-based product indicated for the debriding chronic dermal ulcers and severe burns. However, based on our clinical trials, we believe that NexoBrid has a sustainable competitive advantage over the current non-surgical alternatives and is less invasive than surgery in removing eschar in patients with burn wounds. See “—NexoBrid and Our Clinical History” for the results of our clinical trials.

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

With respect to the treatment of connective tissue disorders, our primary competitor, if and when we enter this market, will likely be Endo Pharmaceuticals, Inc., which produces Xiaflex, a collagenase-based drug for the treatment of Dupuytren’s and Peyronie’s diseases. Xiaflex has received marketing approval in the United States for such indications and in the European Union, under the name Xiapex, for Dupuytren’s disease. Xiaflex has received orphan designation in the United States for treatment of both Dupuytren’s and Peyronie’s diseases. Accordingly, if considered as a similar product, we may not be permitted to market a product that competes with Xiaflex in the United States for such indications until the expiration of its orphan market exclusivity period, which we believe occurs in 2017 and 2023 for Dupuytren’s and Peyronie’s diseases, respectively. We also cannot confirm at this stage of development that our pipeline products, if approved, will be superior or comparable to Xiaflex. See “—Government Legislation and Regulation—United States—Orphan designation and exclusivity.”

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

Government Legislation and Regulation

Our business is subject to extensive government regulation. Regulation by governmental authorities in the United States, the European Union and other jurisdictions is a significant factor in the development, manufacture and marketing of NexoBrid and in ongoing research and development activities. NexoBrid has completed the EMA’s preclinical and clinical trials and other pre-marketing approval requirements and received marketing authorization for the European Union on December 18, 2012. Our pipeline products would also have to complete such steps in the European Union. Additionally, we must also complete the approval processes in the United States and other jurisdictions in order to market NexoBrid, EscharEx or our pipeline products.

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

Preclinical studies

Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and efficacy of the product candidate. Preclinical safety tests must be conducted in compliance with FDA regulations regarding good laboratory practices. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND which must become effective before clinical trials may commence. Some preclinical testing may continue even after the IND is submitted.

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

Clinical trials are typically conducted in three sequential phases, which may overlap or be combined. In the United States, the three phases are generally described as follows:

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

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

Submission of a BLA to the FDA

We initiated a U.S. Phase 3 pivotal study for NexoBrid in April 2015 to support a BLA submission to the FDA. The results of the preclinical studies and clinical trials, together with other detailed information, including information on the manufacture, control and composition of the product, are submitted to the FDA as part of a BLA requesting approval to market the product candidate for a proposed indication. Under the Prescription Drug User Fee Act, as amended, applicants are required to pay fees to the FDA for reviewing a BLA. These user fees, as well as the annual fees required for commercial manufacturing establishments and for approved products, can be substantial. The BLA review fee alone can exceed $200,000, subject to certain limited deferrals, waivers and reductions that may be available. Each BLA submitted to the FDA for approval is typically reviewed for administrative completeness and reviewability within 45 to 60 days following submission of the application. If found complete, the FDA will “file” the BLA, which triggers a full review of the application. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission. The FDA’s established goals are to review and act on 90% of priority BLA applications and priority original efficacy supplements within six months of the 60-day filing date and receipt date, respectively. The FDA’s established goals are to review and act on 90% of standard BLA applications and standard original efficacy supplements with 10 months of the 60-day filing date and receipt date, respectively. The FDA, however, may not be able to approve a biologic within these established goals, and its review goals are subject to change from time to time. Further, the outcome of the review, even if generally favorable, may not be an actual approval but rather an “action letter” that describes additional work that must be completed before the application can be approved.

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

The manufacturing of NexoBrid, EscharEx and our pipeline products is and will be required to comply with applicable FDA manufacturing requirements contained in the FDA’s cGMP regulations. NexoBrid is manufactured at our production plant in Yavne, Israel, which is cGMP certified. The FDA’s cGMP regulations require, among other things, quality control and quality assurance, as well as the corresponding maintenance of comprehensive records and documentation. Drug and biologic manufacturers and other entities involved in the manufacture and distribution of approved drugs and biologics are also required to register their establishments and list any products they make with the FDA and to comply with related requirements in certain states. These entities are further subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. In addition, a BLA holder must comply with post-marketing requirement, such as reporting of certain adverse events. Such reports can present liability exposure, as well as increase regulatory scrutiny that could lead to additional inspections, labeling restrictions or other corrective action to minimize further patient risk. Discovery of problems with a product after approval may result in serious and extensive restrictions on the product, manufacturer or holder of an approved BLA, as well as lead to potential market disruptions. These restrictions may include recalls, suspension of a product until the FDA is assured that quality standards can be met, and continuing oversight of manufacturing by the FDA under a “consent decree,” which frequently includes the imposition of costs and continuing inspections over a period of many years, as well as possible withdrawal of the product from the market. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

The FDA also may impose a number of post-approval requirements as a condition of approval of a BLA. For example, the FDA may require post-marketing testing, or Phase 4 testing, as well as risk minimization action plans and surveillance to monitor the effects of an approved product or place other conditions on an approval that could otherwise restrict the distribution or use of NexoBrid.

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

At this time, it remains unclear whether there will be any changes made to the Affordable Care Act, whether to certain provisions or to the law in its entirety, in the future, particularly in light of the change in administrations following the U.S. presidential election.

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

•
the federal physician payment transparency requirements under the Affordable Care Act require certain manufacturers of drugs, devices and medical supplies to report to Centers for Medicare & Medicaid Services information related to payments and other transfers of value to physicians and teaching hospitals and physician ownership and investment interests; and

•
analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers.

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to repo-rt information related to payments to physicians and other health care providers or marketing expenditures. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

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

Properties

Our principal executive offices are located at 42 Hayarkon Street, Yavne 8122745, Israel. We lease these facilities from our largest shareholder, Clal Life Sciences, L.P., pursuant to a sublease agreement, as amended, that expires on December 31, 2017. The facilities consist of approximately 12,480 square feet of space, and lease payments are approximately $55,496 per month. These facilities house our administrative headquarters, our research and development laboratories and our manufacturing plant.

We also lease offices at Eisenstrasse 5, 65428 Rüsselsheim, Germany. We lease these facilities pursuant to a lease agreement with a term of three years that expires on April 30, 2019. The facilities consist of approximately 2,670 square feet of space, and lease payments are approximately €2,800 (or $3,100) per month. These facilities house our European headquarters.

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

The legal name of our company is MediWound Ltd. and we are organized under the laws of the State of Israel. Our corporate structure consists of MediWound Ltd., our Israeli parent company, (i) MediWound Germany GmbH, our active wholly-owned subsidiary, which was incorporated on April 16, 2013 under the laws of the Federal Republic of Germany and (ii) MediWound UK Limited, our inactive wholly-owned subsidiary, which was incorporated on July 26, 2004 under the laws of England. To the best of our knowledge, we also hold a 6.64% ownership interest in Polyheal Ltd.

D.	Property, Plants and Equipment

See “ITEM 4.B. Business Overview—Properties” and “ITEM 4.B. Business Overview—Manufacturing, Supply and Production.”

Item 4A.       UNRESOLVED STAFF COMMENTS

None.

Item 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2016 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS, as issued by the IASB.

Company Overview

We are a fully integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel therapeutics products to address unmet needs in the fields of severe burns, chronic and other hard-to-heal wounds, connective tissue disorders and other indications. Our first innovative biopharmaceutical product, NexoBrid, received marketing authorization from the EMA and the Israeli and Argentinean Ministries of Health for removal of dead or damaged tissue, known as eschar, in adults with deep partial- and full-thickness thermal burns, also referred to as severe burns. NexoBrid, which is based on our patented proteolytic enzyme technology, represents a new paradigm in burn care management and our clinical trials have demonstrated, with statistical significance, its ability to non-surgically and rapidly remove the eschar earlier relative to existing standard of care upon patient admission, without harming viable tissues. We established a commercial organization for the marketing, sales and distribution of NexoBrid, including European headquarters in Germany and sales and marketing teams throughout Europe. We sell NexoBrid in Europe, Israel through our commercial organization, and we have launched NexoBrid in Argentina, through our local distributor, during 2016. We are conducting an on-going U.S. Phase 3 pivotal study to support a BLA submission to the FDA, which is funded by BARDA and a European pediatric study to broaden the approved indication of NexoBrid. We manufacture NexoBrid in our state-of-the-art, EMA-certified, cGMP-compliant, sterile pharmaceutical products manufacturing facility at our headquarters in Yavne, Israel.

In March 2014, we closed our IPO, at which time we sold a total of 5,750,000 ordinary shares in the offering and received net proceeds of approximately $71.7 million.

 We initially generated revenues in 2014 following the launch of NxoBrid in EU. Our revenue was $0.3 million, $0.6 million and $1.6 million in 2014, 2015 and 2016, respectively. In addition, we have signed local distribution agreements for distribution of NexoBrid in Argentina, Russia, South Korea, Mexico, Colombia, Peru, Chile, Ecuador, Panama, India, Bangladesh, Sri Lanka and Japan. Our future growth will depend, in part, on our ability to expand the commercialization of NexoBrid throughout Europe and receive marketing approval in the United States and other jurisdictions for NexoBrid and EscharEx. However, our net operating losses were $21.4 million, $21.2 million and $20.2 million for the years ended December 31, 2014, 2015 and 2016, respectively. As of December 31, 2016, we had an accumulated deficit of $107.3 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future.

In 2017, we expect to continue to invest in our research and development efforts, including continuing our NexoBrid ongoing clinical trials, as well as the clinical development of EscharEx and our pipeline products. In addition, we expect to continue to advance NexoBrid as a standard of care, expend its commercial reach to additional important international markets and its potential use by countries for preparedness for mass casualty events.

Key Components of Statements of Operations

Revenues

Sources of revenues. We derive revenues from direct and indirect sales of NexoBrid to burn centers and hospitals burn units in Europe and Israel as well as to local distributors in other countries in accordance with distribution agreements. Therefore, our ability to generate revenues will depend on the succesful commercialization of NexoBrid.

Cost of Revenues

Our total cost of revenues includes expenses for the manufacturing of NexoBrid, including the cost of raw materials, employee-related expenses including salaries, equity based-compensation and other benefits and related expenses, rental fees, utilities and depreciation. We expect that our cost of revenues will increase as we expand the sale of NexoBrid throughout the European Union and internationally. We expect that our cost of revenues as a percentage of our total revenues will decrease to the extent that our sales from NexoBrid increase.

Operating Expenses

Research and Development Expenses, gross

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect research and development costs to increase significantly for the foreseeable future as EscharEx progresses in its pivotal clinical program in the U.S. and our other pipeline products progress in clinical trials. However, we do not believe that it is possible at this time to accurately project total program-specific expenses to reach commercialization. There are numerous factors associated with the successful development of any of our product candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development. Additionally, future commercial and regulatory factors beyond our control will affect our clinical development programs and plans. Our actual spending could differ as our plans change and we invest in other drugs or potentially reduce our anticipated funding on research for existing products.

Research and development consist primarily of compensation for employees engaged in research and development activities including salaries, equity-based compensation and benefits and related expenses, clinical trials, contract research organization sub-contractors expenses, development materials, external advisors and the allotted cost of our manufacturing facility for research and development purposes.

Since 2014, we have cumulatively spent approximately $29.0 million on research and development primarily of NexoBrid, of which $10.5 million was funded by participation by Israeli government grants and BARDA funds. Our total research and development expenses, net of participations, were approximately $5.3 million, $6.0 million, and 7.1 in 2014, 2015, and 2016 respectively. Our research and development expenses related primarily to the development of NexoBrid and EscharEx. We charge all research and development expenses to operations as they are incurred.

The successful development of our patented proteolytic enzyme technology used in NexoBrid, EscharEx and additional pipeline products is highly uncertain. As such, at this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the remainder of the development of our technology for additional indications. This uncertainty is due to numerous risks and uncertainties associated with developing products, including the uncertainty of:

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

Participation by Third Parties

Our research and development expenses are net of the following participations by third parties:

Participation by the IIA.  We receive grants, subject to repayment through future royalty payments, as part of the NexoBrid and EscharEx research and development programs approved by the IIA. The requirements and restrictions for such grants are found in the Innovation Law. Under the Innovation Law, royalties of 3-3.5% on the revenues derived from sales of products or services developed in whole or in part using IIA grants are payable to the IIA. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us, plus annual interest generally equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. The total gross amount of grants actually received by us from the IIA, including accrued LIBOR interest and net of royalties actually paid as of December 31, 2016, totaled approximately $12.7 million and the amortized cost (using the interest method) of the liability as of that date totaled approximately $6.9 million. As of December 31, 2016, we had accrued and paid royalties to the IIA totaling $73 thousand.

In addition to paying any royalty due, we must abide by other restrictions associated with receiving such grants under the Innovation Law that continue to apply following repayment to the IIA. These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our know-how outside of Israel and may require us to obtain the approval of the IIA for certain actions and transactions and pay additional royalties and other amounts to the IIA. In addition, any change of control and any change of ownership of our ordinary shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the Innovation Law, requires prior written notice to the IIA. If we fail to comply with the Innovation Law, we may be subject to criminal charges. See “Item 3.D. Risk Factors – We received Israeli Government grants for certain research and development activities. The terms of those grants require us to satisfy specified conditions and to pay penalties in addition to repayment of the grants upon certain events.

Research and development grants received from the IIA are recognized upon receipt as a liability if future economic benefits are expected from the project that will result in royalty-bearing sales. The amount of the liability for the loan is first measured at fair value using a discount rate that reflects a market rate of interest that reflects the appropriate degree of risks inherent in our business. The change in the fair value of the liability associated with grants from the IIA is reflected as an increase or decrease in our research and development expenses for the relevant period.

Participation by BARDA.  On September 29, 2015, we were awarded a contract by BARDA valued up to $112 million for the advancement of the development and manufacturing, as well as the procurement, of NexoBrid in the United States. See “ITEM 4.B. Business Overview—BARDA Contract.” Pursuant to the contract, BARDA has committed to fund all development costs of NexoBrid required for achieving marketing authorization by the FDA, either directly or indirectly by reimbursing actual costs incurred by us. As of December 31, 2016, we recorded $6.4 million in funding from BARDA under the contract out of $24 million base contract.

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

General and Administrative Expenses

General and administrative expenses consist principally of compensation for employees in executive and administrative functions including salaries, equity-based compensation, benefits, and other related expenses, professional consulting services, including legal and audit fees, as well as costs of office and overhead. We expect general and administrative expenses to remain stable.

Financial Income/Financial Expense

Financial income includes interest income, revaluation of financial instruments, revaluation of derivative instruments and exchange rate differences. Financial expense consists primarily of revaluation of financial instruments and exchange rate differences. The interest due on government grants received from the IIA is also considered a financial expense, and is recognized beginning on the date we receive the grant until the date on which the grant is expected to be repaid as part of the revaluation to fair value of liabilities in respect of government grants.

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

Taxes on Income

The standard corporate tax rate in Israel was 26.5% and 25% for the 2015 and 2016 tax year, respectively. In 2017 the corporate tax rate is 24% and as of 2018 the corporate tax rate will be 23%.

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses totaling approximately $94 million as of December 31, 2016 and other temporary differences amounting to approximately $6 million. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

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

Comparison of Period to Period Results of Operations

The following table sets forth our results of operations in dollars and as a percentage of revenues for the periods indicated:

	Years Ended December 31,
	2014	2015	2016
	(in thousands)
Consolidated statements of operations data:
Revenues	$259	$601	$1,558
Cost of revenues	2,785	2,519	2,158
Gross loss	(2,526)	(1,918)	(600)
Operating expenses:
Research and development, gross	6,054	8,139	14,779
Participation by IIA and BARDA	(705)	(2,118)	(7,711)
Research and development, net of participations	5,349	6,021	7,068
Selling and marketing	8,829	9,284	8,403
General and administrative	4,723	4,004	4,084
Operating loss	(21,427)	(21,227)	(20,155)
Financial income	4,665	1,052	2,166
Financial expense	(2,113)	(1,496)	(896)
Loss from continuing operations	(18,875)	(21,671)	(18,885)
Loss from discontinued operation	—	(417)	—
Net loss	$(18,875)	$(22,088)	$(18,885)

Year Ended December 31, 2015 Compared to Year Ended December 31, 2016

Revenues

We generated revenues from sales of NexoBrid in 2015 of approximately $0.6 million, following the launches in the European Union and Israel, compared to approximately $1.6 million in revenues from the sale of NexoBrid in 2016.

Costs and Expenses

Cost of revenues

Cost of revenues decreased 14% from approximately $2.5 million in the year ended December 31, 2015 to approximately $2.2 million in the year ended December 31, 2016.

The cost of revenues consisted primarily of employee related expenses, including salaries and benefit and equity-based compensation, cost of materials, changes in inventory of finished products and other manufacturing expenses, which is partially offset by an allotment of manufacturing costs associated with research and development activities to research and development expenses. Allotment of manufacturing costs to research and development increased $1.8 million in the year ended December 31, 2016 primarily as a result of support of manufacturing team to the development of EscharEx.

Research and development expenses, net of participations

Research and development expenses, gross, increased 82% from approximately $8.1 million in the year ended December 31, 2015 to approximately $14.8 million in the year ended December 31, 2016. The expenses primarily related to development of NexoBrid, which is predominantly funded by BARDA participation, and EscharEx. The increase resulted primarily from employee-related expenses, advancing of ongoing NexoBrid clinical trials, toxicology studies for EscharEx and other product candidates and the allotment of cost of manufacturing for research and development purposes related to NexoBrid and EscharEx.

Salary and related expenses increased $0.6 million in the year ended December 31, 2016 due to an increased headcount of employees focused on research and development and share based compensation. Subcontracting costs increased $4.1 million in the year ended December 31, 2016 primarily due to clinical development activity of NexoBrid and pre-clinical development of EscharEx and other product candidates.

Allotment of manufacturing costs for research and development purposes increased $1.8 million in the year ended December 31, 2016 primarily due to the development of EscharEx.

The increase in research and development expenses, gross, was partially offset by an increase of approximately $5.6 million of participation from BARDA and the Israeli Innovation Authority.

Selling and marketing expenses

Selling and marketing expenses decreased 9%, from approximately $9.3 million in the year ended December 31, 2015 to approximately $8.4 million in the year ended December 31, 2016. The decrease was primarily due to decrease in marketing activities associated with the launch of NexoBrid in the E.U.

General and administrative expenses

General and administrative expenses remained stable at approximately $4.0 - 4.1 million for the years ended December 31, 2015 and December 31, 2016.

Financial income

Financial income increased from approximately $1.1 million in the year ended December 31, 2015 to approximately $2.2 million in the year ended December 31, 2016. The increase was primarily due to an increase of $0.9 million in revaluation of contingent consideration for purchase of shares.

Financial expense

Financial expense decreased from approximately $1.5 million in the year ended December 31, 2015 to approximately $0.9 million in the year ended December 31, 2016. Financial expenses in 2015 included $0.6 million related to currency exchanges differences.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2015

Revenues

We generated initial revenues from sale of NexoBrid in 2014 of approximately $0.3 million, following the launches in the European Union and Israel, compared to approximately $0.6 million in revenues from the sale of NexoBrid in 2015.

Costs and Expenses

Cost of revenues

Cost of revenues decreased 10% from approximately $2.8 million in the year ended December 31, 2014 to approximately $2.5 million in the year ended December 31, 2015.

The cost of manufacturing consisted primarily of employee related expenses, including salaries and benefit and equity-based compensation, allotment of manufacturing costs for research and development purposes and other manufacturing expenses, which was partially offset by an increase in our inventory of finished products. Employee related expenses decreased $0.3 million in the year ended December 31, 2015 primarily due to a decrease in share-based compensation expense.

Research and development expenses, net of participations

Research and development expenses, gross, increased 34% from approximately $6.1 million in the year ended December 31, 2014 to approximately $8.1 million in the year ended December 31, 2015. The expenses primarily related to development of NexoBrid and EscharEx and the increase resulted primarily from employee-related expenses, initiation of clinical trials and the cost of manufacturing for research and development purposes related to NexoBrid and EscharEx.

Salary and related expenses increased $0.4 million in the year ended December 31, 2015 due to an increased headcount of employees focused on research and development. Subcontracting costs increased $1.1 million in the year ended December 31, 2015 primarily due to clinical development activity.

Allotment of manufacturing costs for research and development purposes increased $0.3 million in the year ended December 31, 2015 due to the development of EscharEx.

The increase in research and development expenses, gross, was partially offset by an increase of $1.4 million of participation from BARDA and the IIA.

Selling and marketing expenses

Selling and marketing expenses increased 5%, from approximately $8.8 million in the year ended December 31, 2014 to approximately $9.3 million in the year ended December 31, 2015. The increase was primarily due to an increase of $0.7 million in salary and related expenses resulted from full-year headcount of employees focused on sales and marketing activities of NexoBrid throughout the European Union.

General and administrative expenses

General and administrative expenses decreased 15%, from approximately $4.7 million in the year ended December 31, 2014 to approximately $4.0 million in the year ended December 31, 2015. The decrease in general and administrative expenses primarily included a decrease of $0.9 million in equity-based compensation, offset by an increase of $0.2 million in professional fees as a result of being a public company traded on the NASDAQ.

Financial income

Financial income decreased from approximately $4.7 million in the year ended December 31, 2014 to approximately $1.1 million in the year ended December 31, 2015. For the year ended December 31, 2014, financial income included $4.5 million related to one-time revaluation of warrants to shareholders, which were exercised following the IPO. For the year ended December 31, 2015, financial income included $0.8 million related to revaluation of contingent consideration for purchase of shares.

Financial expense

Financial expense decreased from approximately $2.1 million in the year ended December 31, 2014 to approximately $1.5 million in the year ended December 31, 2015. Financial expenses in 2014 included $0.6 million related to the revaluation of the contingent consideration for the purchase of shares.

B.	Liquidity and Capital Resources

Our primary uses of cash are to fund working capital requirements, research and development expenses of NexoBrid and EscharEx and sales and marketing activities associated with the commercialization of NexoBrid in Europe. Historically, we have funded our operations primarily through private placements of equity securities, loans, convertible loans, participation by BARDA and government grants from the IIA. In March 2014, we closed our IPO, resulting in net proceeds to us of approximately $71.7 million. In September 2015, we were awarded a contract by BARDA valued at up to $112 million for the advancement of the development and manufacturing, as well as the procurement, of NexoBrid in the United States. See “ITEM 4.B. Business Overview—BARDA Contract.” Since we expect a significant portion of the funding for our NexoBrid development plan will be funded by BARDA, we intend to use a portion of our proceeds raised during our IPO initially intended for the development of NexoBrid to further advance the development of EscharEx.  Furthermore, on March 7, 2016, the SEC declared our shelf registration statement on Form F-3 effective. Under this shelf registration statement, we may offer from time to time up to $125 million in the aggregate of our ordinary shares, warrants and/or debt securities in one or more series or issuances. We currently intend to use the net proceeds from the sale of securities offered by us pursuant to our registration statement on Form F-3 for general corporate purposes, which may include continued product development and commercialization. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business.

The table below summarizes our sources of financing for the periods presented.

	Issuance of Ordinary Shares and Warrants	Net Loans from Shareholders	Government Grants and BARDA Funding, net	Total
		(in thousands)
Year ended December 31, 2016	$7	$—	$6,466	$6,473
Year ended December 31, 2015	26	—	$1,552	1,578
Year ended December 31, 2014	72,130	—	345	72,475

Our sources of financing in the year ended December 31, 2016 totaled $6.5 million and consisted primarily of IIA government grants totaling $0.9 million and funding under the BARDA Contract totaling $5.6 million.

Our sources of financing in the year ended December 31, 2015 totaled $1.6 million and consisted primarily of IIA government grants totaling $0.8 million and funding under the BARDA Contract totaling $0.8 million.

Our sources of financing in the year ended December 31, 2014 totaled $72.5 million and consisted primarily of the net IPO proceeds of $71.7 million upon the issuance of 5,750,000 of our ordinary shares, proceeds from the exercise of options totaling $0.3 million and government grants totaling $0.3 million.

As of December 31, 2016, we had $30.0 million of cash, cash equivalents and short-term bank deposits. Our net operating losses were $21.4 million, $21.2 million and $20.2million for the years ended December 31, 2014, 2015 and 2016, respectively. As of December 31, 2016, we had an accumulated deficit of $107.3 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future. The net losses we will incur may fluctuate from quarter to quarter.

Our capital expenditures for fiscal years 2014, 2015 and 2016 amounted to $0.4 million, $0.4 million and $0.7 million, respectively. Capital expenditures consist primarily of investments in manufacturing and laboratory equipment. We anticipate our capital expenditures in fiscal year 2017 to increase as a result of planning and constructing of an additional manufacturing facility.

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

Cash Flows

The following table summarizes our consolidated statement of cash flows for the periods presented:

	Year Ended December 31,
	2014	2015	2016
		(in thousands)
Net cash provided by (used in):
Continuing operating activities	$(16,493)	$(19,601)	$(16,445)
Continuing investing activities	(37,154)	36,046	1,816
Continuing financing activities	72,475	778	907

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

Net cash used in continuing operating activities was approximately $19.6 million in the year ended December 31, 2015 compared to approximately $16.4 million in the year ended December 31, 2016. The decrease was attributed primarily to gross profit of $0.4 million generated in 2016 compared with gross loss of $1.1 million in 2015, as well as certain upfront payment received from distributers classified as differed revenues.

Net cash used in continuing operating activities was $16.5 million in the year ended December 31, 2014 compared to $19.6 million in the year ended December 31, 2015. The increase was attributable primarily to an increase of $0.8 million in research and development expenses as well as an increase of $1.2 million in sales and marketing expenses.

Net cash provided by continuing investing activities

The use of cash in continuing investing activities has historically been primarily related to investments in short-term banks deposits and purchases of property and equipment. Net cash provided by investing activities was $36.0 million during the year ended December 31, 2015 compared to cash provided by investing activities of $1.8 million during the year ended December 31, 2016. The decrease was attributable primarily to proceeds from short-term bank deposits.

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

Net cash provided by continuing financing activities

Net cash provided by continuing financing activities was $0.8 million during the year ended December 31, 2015 compared to $0.9 million during the year ended December 31, 2016.

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

Revenues from distributor’s agreements which are comprised of multiple elements and provide for varying consideration terms, such as upfront payments and milestone payments, are recognized when the criteria for revenue recognition have been met and only to the extent of the consideration that is not contingent upon completion or performance of future services under the contract.

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

We have selected the binominal pricing model as the most appropriate method for determining the estimated fair value of our equity-based awards. The resulting cost of an equity incentive award is recognized as an expense over the requisite service period of the award, which is usually the vesting period. We recognize compensation expense over the vesting period using the accelerated method pursuant to which each vesting tranche is treated as a separate amortization period from grant date to vest date, and classify these amounts in the consolidated financial statements based on the department to which the related employee reports.

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

•	Volatility. The expected share price volatility was based on the historical equity volatility of the ordinary shares of comparable companies that are publicly traded.

•	Early exercise factor. Since adequate historical experience is not available to provide a reasonable estimate, the early exercise factor is determined based on peer group imperial studies.

•	Risk-free rate. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with a term equivalent to the contractual life of the options.

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

Government Grants from the Israeli Innovation Authority (formerly the Office of the Chief Scientist)

Research and development grants received from the IIA are recognized upon receipt as a liability if future economic benefits are expected from the project that will result in royalty-bearing sales. The amount of the liability for the loan is first measured at fair value using a discount rate that reflects a market rate of interest that reflects the appropriate degree of risks inherent in our business. We used a discount rate of 12% based in part on our cost of capital determined by an independent valuation analysis conducted at the time of our initial recognition of IIA grants as a liability on our balance sheets. The difference between the amount of the grant received and the fair value of the liability is accounted for as a government grant and recognized as a reduction of research and development expenses. After initial recognition, the liability is measured at amortized cost using the effective interest method. Royalty payments are treated as a reduction of the liability. If no economic benefits are expected from the research activity, the grant receipts are recognized as a reduction of the related research and development expenses. In that event, the royalty obligation is treated as a contingent liability in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets.”

At the end of each reporting period, we evaluate whether there is reasonable assurance that the liability recognized will be repaid based on our best estimate of future sales and, if not, the appropriate amount of the liability is derecognized against a corresponding reduction in research and development expenses.

Government Funding from BARDA

Non-royalty bearing funds from BARDA for funding research and development of NexoBrid are recognized at the time we are entitled to such funds on the basis of the related costs incurred and are recorded as a reduction from our research and development expenses.

Contingent Consideration for Purchase of Shares

On September 2, 2013, in accordance with the terms of the Teva Shareholders’ Rights Agreement entered into in 2007 and amended in 2010, we exercised our rights to repurchase all of our shares held by Teva in consideration for an obligation to pay Teva future royalty payments of 20% of our revenues from the sale or license of NexoBrid resulting in royalty payments up to a total amount of $30.6 million and from the sale or license of the PolyHeal Product resulting in royalty payments up to a total amount of $10.8 million. We account for this obligation as a liability on our balance sheet in an amount equal to the fair value of the future royalty payments. In order to determine the fair value, we estimated the amount and timing of the future payments to Teva based on our projected results of operations. The obligation to pay Teva future royalty payments no longer includes amounts from the sale or license of the PolyHeal Product since the license to the PolyHeal Product has expired. The resulting liability as of the exercise date was estimated at approximately $19.2 million. The contingent consideration was revalued as of December 31, 2015 and 2016 to be approximately $16.5 million and $14.5 million, respectively, and we recorded financial income of $0.8 and $1.6 million in 2015 and 2016, respectively.

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

C.	Research and Development, Patents and Licenses, etc.

Our research and development strategy is centered on developing our patented proteolytic enzyme technology, which underlies NexoBrid, into additional products for high-value indications. Our research and development team is located at our facilities in Yavne, Israel, and consists of 22 employees as of December 31, 2016 and is supported by highly experienced consultants in various research and development disciplines.

We receive government grants (subject to payment of royalties) as part of NexoBrid and EscharEx research and development programs approved by the IIA. The total gross amount of grants actually received by us from the IIA, including accrued LIBOR interest and net of royalties actually paid as of December 31, 2016, totaled approximately $12.7 million and the amortized cost (using the interest method) of the liability totaled approximately $7.3 million and $6.9 million as of December 31, 2015 and 2016, respectively. Because the repayment of IIA grants is in the form of future royalties, the balance of the commitments to the IIA is presented as an amortized liability on our balance sheet. As of December 31, 2016, we had accrued and paid royalties to the IIA totaling $73 thousand.

We received funds from BARDA in accordance with the terms of our BARDA Contract. As of December 31, 2016 we had accrued $6.4 million.

We incurred approximately $5.3 million, $6.0 million and $7.1 million in research and development expenses (after deducting participation by government grants and funding by BARDA) in the years ended December 31, 2014, 2015 and 2016, respectively.

For a description of our research and development policies, see “ITEM 4.B. Business Overview—Research and Development.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2016 to December 31, 2016 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

F.	Contractual Obligations

Our significant contractual obligations as of December 31, 2016 are summarized in the following table:

	Payments Due by Period
	Total	2017	2018	2019 and thereafter
	(in thousands)
Operating lease obligations(1)	$1,107	$862	$159	$86

(1)
Operating lease obligations consist of payments pursuant to lease agreements for office and laboratory facilities, as well as lease agreements for 19 vehicles, which generally run for a period of three years.

Item 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of February 15, 2017:

Name	Age	Position
Executive Officers
Gal Cohen	44	President and Chief Executive Officer
Sharon Malka	45	Chief Financial and Operations Officer
Lior Rosenberg M.D.	71	Chief Medical Technology Officer
Ety Klinger Ph.D.	55	Chief Research and Development Officer
Carsten Henke	51	Chief Commercial Officer EU
Yaron Meyer	38	General Counsel and Corporate Secretary

Directors
Aharon Yaari	65	Chairman of the Board of Directors
Ofer Gonen	43	Director
Marian Gorecki Ph.D. (1)(2)(3)	76	Director
Meron Mann (3)	65	Director
Sarit Firon (1)(2)(3)(4)	50	Director
Abraham Havron (1)(2)(3)(4)	69	Director

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Independent director under the rules of the NASDAQ Stock Market.
(4)	External director under the Companies Law.

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

Directors

Aharon Yaari has served as a member of our board since November 2015 and as Chairman of our board since January 2016. Since 2016 Mr. Yaari serves on the supervisory board of Polpharma SA pharmaceuticals, a privately owned company and as a director at IVN (Israeli Venture Network), an Israeli non-governmental organization. Previously, Mr. Yaari served as a director of CBI from May 2015 to December 2015. From 2013 to September 2015, Mr. Yaari served as the President and Chief Executive Officer of Oil Refineries Ltd. From 2009 to 2012, Mr. Yaari served as Head of Generic Systems at Teva Pharmaceuticals Ltd. From 1999 to 2008, Mr. Yaari served in several executive positions including President and Chief Executive Officer of Teva’s multi-billion Active Pharmaceutical Ingredients Division. From 1996 until 1999, Mr. Yaari served as President of Plantex USA. Mr. Yaari holds an MA in Economics (cum laude) and a B.A. in Economics and International Relations (cum laude) from the Hebrew University, Jerusalem, Israel.

Ofer Gonen has served as a member of our board of directors since September 2003. Mr. Gonen also serves as the acting CEO of CBI. Mr. Gonen manages CBI’s life science investments, business development, U.S.-based operations and investment support of CBI’s portfolio companies. Mr. Gonen serves as an executive chairman and board members of several companies: Gamida Cell Ltd., CureTech Ltd., BioCancell Ltd., Campus Bio L.P. and Clal Life Sciences L.P. Prior to joining CBI in 2003, Mr. Gonen was the general manager of Biomedical Investments, Ltd. as well as a technology consultant to various Israeli venture capital funds and an Academic Aide to the Governor of the Bank of Israel. Mr. Gonen gained extensive experience in R&D the management in defense-oriented projects within the prestigious “Talpiot” program  of the Israel Defense Forces, for which he was awarded the Israeli National Security Medal. Mr. Gonen holds a B.Sc. in Physics, Mathematics and Chemistry from the Hebrew University of Jerusalem and an M.A. in Economics and Finance from Tel Aviv University, Israel.

Marian Gorecki is one of our co-founders and has served as a member of our board of directors since 2007. From 2000 to 2007, Dr. Gorecki served as our Chief Executive Officer and Chief Scientific Officer. Dr. Gorecki has also served as a Clinical Advisor of PolyHeal since 2005. From 2000 to 2008, he served as a consultant to Clal. Dr. Gorecki serves as a director of Vaxil Tech, Inc., a biopharmaceutical company, and served on the board of directors of PROLOR Biotech, Inc., a biopharmaceutical company, from 2005 to March 2014. From November 2005 to March 2011, Dr. Gorecki served on the board of directors of SciGen Ltd., a biotechnology company developing, manufacturing, and marketing biopharmaceuticals, where he was also Chairman of the Scientific Advisory Board. Dr. Gorecki was a Senior Research Scientist and an Associate Professor at the Weizmann Institute of Science from 1982 to 1986. Dr. Gorecki holds a B.Sc. and an M.Sc. in Chemistry from the Technion—Israel Institute of Technology, Israel and a Ph.D. in Biochemistry from the Weizmann Institute of Science and was a post-graduate fellow in the Biology Department at the Massachusetts Institute of Technology.

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

Sarit Firon has served as a member of our board of directors since June 2014. Since December 2012, Ms. Firon has served as the chief executive officer of Extreme Reality Ltd., which provides real time software-based, 3D motion capture technology, using a single standard webcam. From November 2011 to November 2012, Ms. Firon was the Chief Financial Officer of Kenshoo Ltd. From November 2007 to October 2011, Ms. Firon was Chief Financial Officer of MediaMind. Ms. Firon also previously served as CFO of P-Cube, which was acquired by Cisco Systems and also served as CFO of Radcom Ltd., a public company listed on the NASDAQ Stock Market. Since August 2016, Ms. Firon serves as a director in Evogene Ltd., (Nasdaq and TASE: EVGN). Ms. Firon also serves on the board of directors of Datorama Ltd., a developer of data analysis tools. From 2000 to 2006, Ms. Firon served as an external director and member of the audit committee of MetaLink Ltd., a developer of wireline and wireless broadband communication solutions listed on the NASDAQ Stock Market. Ms. Firon holds a B.A. in Accounting and Economics from Tel-Aviv University, Israel.

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

Compensation of Directors and Executive Officers

The table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2016. All amounts reported in the table reflect the cost to the company, as recognized in our financial statements for the year ended December 31, 2016.

Name and Position	Salary & Social Benefits (1)	Bonus	Share-Based Payment (2)	Other Compensation (3)	Total
	(U.S. dollars) (4)
Gal Cohen, President and Chief Executive Officer	358,760	88,542	414,969	25,357	889,875
Sharon Malka, Chief Financial and Operations Officer	240,324	62,500	342,889	23,279	668,992
Lior Rosenberg, M.D., Chief Medical Technology Officer	269,559	41,667	195,264	30,533	537,023
Carsten Henke, Chief Commercial Officer EU & Managing Director of MediWound Germany GmbH	264,776	70,784	225,040	34,286	594,886
Ety Klinger, Chief Research & Development Officer	204,401	19,531	195,112	18,149	437,193

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

(2)
Represents the equity-based compensation expenses recorded in the company’s consolidated financial statements for the year ended December 31, 2016 based on the options’ grant date fair value in accordance with accounting guidance for equity-based compensation.

(3)	Represents the other benefits to such officer, which includes either or both of (i) car expenses, including lease costs, gas and maintenance, provided to the officers and (ii) vacation benefits.

(4)
Converted (i) from NIS into U.S. dollars at the rate of 3.84 = U.S.$1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2016 and (ii) from Euro into U.S. dollars at the rate of Euro 1.11 = U.S$1.00, based on the average representative rate of exchange between the Euro and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2016.

The aggregate compensation paid and equity-based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended December 31, 2016 was $3.6 million. This amount includes approximately $30,000 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. As of December 31, 2016, options to purchase 1,260,699 ordinary shares granted to our directors and executive officers were outstanding under our share option plans at a weighted average exercise price of $9.03 per share. We do not have any written agreements with any director providing for benefits upon the termination of such director’s relationship with our company or its subsidiaries.

Employment Agreements with Executive Officers

We have entered into written employment agreements with all of our executive officers, which include standard provisions for a company in our industry regarding non-competition/solicitation, confidentiality of information and assignment of inventions. Except for Prof. Rosenberg, our Chief Medical Technology Officer, our executive officers will not receive benefits upon the termination of their respective employment with us, other than payment of salary and benefits (and limited accrual of vacation days) during the required notice period for termination of their employment, which varies for each individual. Upon termination of his employment, Prof. Rosenberg is entitled to a one-time termination payment of ten months of salary.

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

The following table provides information regarding the outstanding options to purchase our ordinary shares held by each of our directors and executive officers who beneficially own greater than 1% of our ordinary shares or options to purchase more than 1% of our ordinary shares as of February 15, 2017:

Name	Number of Options	Grant Date	Exercise Price	Vested Options as of February 15, 2017	Expiration Date
Gal Cohen,
President and Chief Executive Officer	208,332	11/14/2006	$2.63	208,332	11/13/2018
	45,600	1/15/2011	$9.82	45,600	1/14/2021
	152,000	12/24/2013	$12.89	114,000	12/23/2023
	70,000	1/28/2016	$9.58	17,500	12/22/2025

Lior Rosenberg,
Chief Medical Technology Officer	76,000	12/24/2013	$12.89	57,000	12/23/2023
	25,000	12/23/2015	$9.58	6,250	12/22/2025

C.	Board Practices

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

Under regulations recently promulgated under the Israeli Companies Law, Israeli public companies whose shares are traded on certain U.S. stock exchanges, such as the NASDAQ Global Market, and that lack a controlling shareholder (as defined below) are exempt from the requirement to appoint external directors. Any such company is also exempt from the Israeli Companies Law requirements related to the composition of the audit and compensation committees of the Board.  Eligibility for these exemptions is conditioned on compliance with U.S. stock exchange listing rules related to majority Board independence and the composition of the audit and compensation committees of the Board, as applicable to all listed domestic U.S. companies. Because we have a controlling shareholder (CBI), we are not eligible for these exemptions under the new regulations.

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

The compensation policy must also include the following principles:

•	the link between variable compensation and long-term performance, which variable compensation shall, other than office holder who report to the CEO, be primarily based on measurable criteria;

•	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

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

The compensation committee is responsible for (a) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by its shareholders) and (b) duties related to the compensation policy and to the compensation of a company’s office holders as well as functions previously fulfilled by a company’s audit committee with respect to matters related to approval of the terms of engagement of office holders, including:

•
recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years, other than following a company’s initial public offering, in which case such approval must occur within 5 years of the initial public offering);

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

•	determining, subject to the approval of the board and under special circumstances, whether to override a determination of the company’s shareholders regarding certain compensation related issues.

NASDAQ listing requirements

Under NASDAQ corporate governance rules, we are required to maintain a compensation committee consisting of at least two independent directors or, if we choose to follow requirements under Israeli law, we must disclose that fact in this annual report. Each of the members of the compensation committee is required to be independent under NASDAQ rules relating to compensation committee members, which are different from the general test for independence of board and committee members. Each of the members of our compensation committee satisfies those requirements.

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

As of February 15, 2017, Clal Biotechnology Industries Ltd. beneficially owned or controlled, directly and indirectly, 42.8% of our issued and outstanding ordinary shares.

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

As of December 31, 2016, we had 72 employees, 55 based in Israel and 17 (including 3 full time service providers) based throughout Europe and employed by our German subsidiary. The total number of our full-time employees and the distribution of our employees according to main areas of activity, as of the end of each of the last three years, are set forth in the following table:

Department	As of December 31,
	2014	2015	2016
Administrative	6	6	7
Research and development	14	16	22
Manufacturing	21	20	23
Sales and marketing	22	25	20
Total	63	67	72

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

The following table sets forth information with respect to the beneficial ownership of our shares as of February 15, 2017 by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. The percentage of shares beneficially owned is based on 21,930,449 ordinary shares outstanding as of February 15, 2017. We have deemed our ordinary shares subject to stock options that are currently exercisable or exercisable within 60 days of February 15, 2017 to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

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

Name of Beneficial Owner	Number of Shares Beneficially Held	Percentage of Class
Directors and Executive Officers
Aharon Yaari	*	*
Ofer Gonen	*	*
Marian Gorecki	*	*
Meron Mann	*	*
Sarit Firon	*	*
Abraham Havron	*	*
Gal Cohen (1)	385,432	1.7%
Sharon Malka	*	*
Lior Rosenberg (2)	1,913,822	8.7%
Carsten Henke	*	*
Ety Klinger	*	*
Yaron Meyer	*	*
All executive officers and directors as a group (12 persons)(3)	2,752,409	12.6%
Principal Shareholders
Clal Biotechnology Industries Ltd.(4)	9,389,555	42.8%
Wellington Management Group LLP (5)	1,944,094	8.9%
Migdal Insurance & Financial Holdings Ltd. (6)	1,685,947	7.7%

*	Less than 1%.

(1)	Shares beneficially owned consist of 385,432 ordinary shares issuable upon exercise of outstanding options.

(2)
Shares beneficially owned consist of: (i) 140,367 ordinary shares held directly by Prof. Rosenberg; (ii) 63,250 ordinary shares issuable upon exercise of outstanding options held directly by Prof. Rosenberg; and (iii) 1,710,205 ordinary shares held by L.R. Research and Development Ltd. in trust for the benefit of Prof. Rosenberg. Prof. Rosenberg is the sole shareholder of L.R. Research and Development Ltd.

(3)
Shares beneficially owned consist of 1,856,029 ordinary shares held directly or indirectly by such executive officers and directors and 896,380 ordinary shares issuable upon exercise of outstanding options.

(4)
Shares beneficially owned consist of: (i) 8,208,973 ordinary shares held by Clal Life Sciences, LP, an Israeli limited partnership, whose managing partner is Clal Application Center Ltd., a wholly-owned subsidiary of CBI; and (ii) 1,180,582 ordinary shares held by CBI, as reported by CBI on a Schedule 13G/A filed on February 7, 2017. As reported on a Schedule 13G/A filed on February 14, 2017 by Access Industries Holdings LLC Access Industries Holdings LLC indirectly owns 100% of the outstanding shares of Clal Industries Ltd., which owns the majority of the outstanding shares of, and controls, CBI. The address of Clal Industries Ltd. is the Triangular Tower, 3 Azrieli Center, Tel Aviv 67023, Israel and the address of Access Industries Holdings LLC is c/o Access Industries Group, 730 Fifth Avenue, New York, New York 10019, United States.

(5)
Shares beneficially owned consist of 1,944,094 owned of record by clients of one or more investment advisers directly or indirectly owned by Wellington Management Group LLP. As reported on a Schedule 13G/A filed on February 9, 2017, of the 1,944,094 shares beneficially owned, Wellington Management Group LLP has shared voting power with respect to 1,769,527 ordinary shares and shared dispositive power with respect to all 1,944,094 ordinary shares. The address of Wellington Management Group is c/o Wellington Management Company LLP, 280 Congress Street, Boston, MA 02210.

(6)
Shares beneficially owned consist of: (i) 469,001 ordinary Shares held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal Insurance & Financial Holdings Ltd (“Migdal”), according to the following segmentation: 959,864 ordinary Shares are held by Profit participating life assurance accounts  509,137 ordinary Shares are held by Provident funds and companies that manage provident funds, and 0 ordinary Shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 216,946 are beneficially held for their own account (Nostro account), as reported by Migdal on a Schedule 13G filed on January 26, 2017. Migdal is a widely held public company listed on the Tel Aviv Stock Exchange. The address of Migdal is 4 Efal Street, Petah Tikva 49512, Israel.

Changes in Ownership

 Prior to our IPO in March 2014, CBI owned 9,789,555, or 63.4%, of our ordinary shares. As of February 15, 2017, primarily due to our issuance of ordinary shares, CBI’s ownership in our ordinary shares decreased to 42.8%.

Registered Holders

As of February 15, 2017, we had two holders of record of our ordinary shares in the United States including Cede & Co., the nominee of The Depository Trust Company. These shareholders held in the aggregate 47.6% of the 10,432,059 ordinary shares outstanding as of December 31, 2016. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

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

Registration Rights Agreement

We have entered into a registration rights agreement with certain of our shareholders (the “Registration Rights Agreement”). The Registration Rights Agreement replaces the shareholders’ right agreement, dated August 2, 2007, as amended on December 30, 2010, among us and certain of our shareholders. The Registration Rights Agreement provides that certain holders of our ordinary shares have the right to demand that we file a registration statement or request that their ordinary shares be covered by a registration statement that we are otherwise filing. On March 7, 2016, the SEC declared effective our shelf registration statement on Form F-3, which registered the resale of the 11,640,827 shares subject to registration rights. The registration rights will terminate on March 24, 2021. The registration rights are described in more detail under “ITEM 10.B. Articles of Association.”

Founders’ and Shareholders’ Agreement

In January 2001, we entered into a founders’ and shareholders’ agreement (the “Founders Agreement”), with CBI, Prof. Lior Rosenberg, our Chief Medical Technology Officer, and LR, a private company which is wholly-owned by Prof. Rosenberg. The Founders Agreement was amended in 2006. Pursuant to the Founders Agreement, in exchange for the issuance of ordinary shares and certain rights thereunder and the payment of certain fixed amounts, Prof. Rosenberg granted to us a perpetual, exclusive, non-revocable, royalty-free, sub-licensable, worldwide license for intellectual property relating to debridement using products based on our proteolytic enzyme technology. As of the date hereof, all of the payments under the Founders Agreement were paid by us to Prof. Rosenberg in accordance with the Founders Agreement. The Founders Agreement also provided for anti-dilution, pre-emptive rights, a right of first refusal on the sale of our ordinary shares and bring-along rights, all of which were subsequently terminated.

Patent Purchase Agreement

In November 2010, we entered into a patent purchase agreement (the “Patent Purchase Agreement”), with LR. In accordance with the Patent Purchase Agreement, we acquired from LR a patent family covering an occlusive dressing system for use in the treatment of burns, which is not a part of NexoBrid, EscharEx or our pipeline products, in consideration of our reimbursement of his costs of filing and obtaining the patents and a one-time payment, in a total amount of $88,000, and in addition, fixed annual payments of $30,000 for every 12 months in which the patent remains valid. The patent expires in May 2018, and our accumulated outstanding obligation to Prof. Rosenberg was $43,000 as of December 31, 2016.

LR License Agreement

In September 2016, we signed an exclusive, perpetual, worldwide license agreement with LR  for use of a certain patent and related intellectual property (the “LR License Agreement”). Under the LR License Agreement, we received an exclusive license to use LR’s patent and intellectual property to develop, manufacture, market and commercialize a wound dressing that is advantageous for application of a debrided wound bed for the treatment of burns and other wounds. The LR License Agreement may be terminated by LR or us, subject to the dispute resolution procedures contained in the LR License Agreement, as a result of a material breach by the other party when such breach has not been cured within thirty days of written notification, or the other party’s liquidation or entering into any arrangement with its creditors. We may also terminate the LR License Agreement at any time, in whole or in part, by giving LR 90 days’ written notice and we shall have no obligation to compensate LR as a result of such termination.

In consideration for the LR License Agreement, we will make a one-time payment of $64,000 within 60 days following the receipt of marketing authorization with respect to products we develop pursuant to the LR License Agreement in the US or the EU. In addition, we undertook to pay royalties of 10% from net sales of product developed pursuant to the LR License Agreement and 10% of all consideration actually received by us from sublicensing the Licensed Products. In the event that a Competitor Product, as defined in the LR License Agreement, is marketed in certain territories, the royalty payments or sublicense fees paid by us to LR in that territory will be reduced to 5%.

Sublease Agreement

In July 2004, we entered into a sublease agreement (the “Sublease Agreement”), with Clal Life Sciences, L.P. (“CLS”), a subsidiary of CBI, our indirect parent company. The Sublease Agreement has been amended multiple times, most recently in September 2016. Pursuant to the Sublease Agreement, as amended, we currently sublease a total of 12,971 square feet of laboratory, office and clean room space from CLS and our monthly rent is currently $55,496. The Sublease Agreement is scheduled to expire on December 31, 2017.

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

Item 8.          FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

We have appended our consolidated financial statements at the end of this annual report, starting at page F‑2, as part of this annual report.

Legal Proceedings

From time to time, we may be party to litigation or subject to claims incident to the ordinary course of business.

On September 15, 2014, a statement of claim was filed against the company by certain shareholders of PolyHeal. The plaintiffs allege that the company is obligated to pay them a total amount of approximately $1.5 million in exchange for their respective portion of PolyHeal’s shares, following the milestone occurrence under the 2010 PolyHeal Agreement. This claim arises out of a dispute with Teva under the 2010 PolyHeal Agreement. On December 14, 2014, the company filed a petition for a right to defend (the “Petition”) with the Tel Aviv-Jaffa District Court, in which the company: (i) rejected the arguments raised against it in the statement of claim; (ii) emphasized that its obligation under the 2010 PolyHeal Agreement to purchase the 7.5% of PolyHeal’s shares is subject to the consumption of the deferred closing, as defined in the 2010 PolyHeal Agreement, including the receipt of the funds from Teva on a “back to back” basis; and (iii) stated that since no such payment has been made by Teva, the company is not subject to any obligation to purchase PolyHeal shares and/or make any payments to PolyHeal’s shareholders. A hearing relating to the Petition was held before the Tel Aviv-Jaffa District Court on February 16, 2015 in which the court accepted the Petition and allowed the Company to file a statement of defense, which it filed on July 6, 2015. A preliminary hearing was held on February 10, 2016.  On June 21, 2016, both parties presented their oral summaries before the Court. No ruling has yet been given. However, in the event the Tel Aviv-Jaffa District Court determines that our obligation to purchase such shares is independent of Teva’s fulfillment of its investment obligation, we will be required to purchase additional ordinary shares of PolyHeal in an amount of approximately $1.5 million and could be required to purchase an equivalent of $5.3 million of additional ordinary shares of PolyHeal from other existing shareholders even if we do not receive such investment from Teva, which could have a material adverse effect on our financial condition.

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

No significant changes have occurred since December 31, 2016, except as otherwise disclosed in this annual report.

Item 9.          THE OFFER AND LISTING

A.	Listing Details

Our ordinary shares have been traded on NASDAQ under the symbol “MDWD” since March 20, 2014. Prior to that date, there was no public trading market for our ordinary shares. Our IPO was priced at $14.00 per share on March 19, 2014. The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on NASDAQ:

	Low	High
Annual:
2016	$4.25	$9.28
2015	$5.00	$10.47
2014 (beginning March 20, 2014)	$4.88	$18.16
Quarterly:
First Quarter 2017 (through February 15, 2017)	$4.55	$6.30
Fourth Quarter 2016	$4.25	$7.91
Third Quarter 2016	$6.32	$8.58
Second Quarter 2016	$7.40	$8.90
First Quarter 2016	$7.37	$9.29
Fourth Quarter 2015	$7.28	$10.47
Third Quarter 2015	$6.10	$8.22
Second Quarter 2015	$5.00	$7.50
First Quarter 2015	$6.60	$9.15
Most Recent Six Months:
December 2016	$4.25	$5.50
November 2016	$5.00	$6.75
October 2016	$6.25	$7.91
September 2016	$7.15	$8.58
August 2016	$6.32	$8.40
July 2016	$7.39	$8.00

As of February 15, 2017, the last reported sale price of our ordinary shares on the Nasdaq Global Market was $6.15 per share. As of February 15 2017, we had 8 holders of record of our ordinary shares. The actual number of shareholders is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees.

B.	Plan of Distribution

Not applicable.

C.	Markets

See “—Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.          ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Articles of Association

Our authorized share capital consists of 32,244,508 ordinary shares, par value NIS 0.01 per share, of which 21,930,449 shares are issued and outstanding as of February 15, 2017.

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

Election of directors

Our ordinary shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a meeting of shareholders have the power to elect all of our directors, subject to the special approval requirements for external directors described under “ITEM 6.C. Board Practices—External Directors.” Under our articles of association, our board of directors must consist of at least five and not more than nine directors, including at least two external directors required to be appointed under the Israeli Companies Law. At any time the minimum number of directors (other than the external directors) shall not fall below three. Pursuant to our articles of association, each of our directors, other than the external directors, for whom special election requirements apply under the Israeli Companies Law, will be appointed by a simple majority vote of holders of our voting shares, participating and voting at an annual general meeting of our shareholders. Each director will serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal by a vote of the majority voting power of our shareholders at a general meeting of our shareholders or until his or her office expires by operation of law, in accordance with the Israeli Companies Law. In addition, our articles of association allow our board of directors to appoint directors to fill vacancies on the board of directors to serve until the next annual general meeting of shareholders. External directors are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances, and may be removed from office pursuant to the terms of the Israeli Companies Law. Under regulations recently promulgated under the Israeli Companies Law, Israeli public companies whose shares are traded on certain U.S. stock exchanges, such as the NASDAQ Global Market and that lack a controlling shareholder are exempt from the requirement to appoint external directors. See “ITEM 6.C. Board Practices— Board of Directors and External Directors.”

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

Registration rights

We have entered into the Registration Rights Agreement with certain of our shareholders. Pursuant to the Registration Rights Agreement, holders of a total of 11,640,827 of our ordinary shares have the right to require us to register these shares under the Securities Act under specified circumstances and will have incidental registration rights as described below. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. On March 7, 2016, the SEC declared effective our shelf registration statement on Form F-3, which registered the resale of the 11,640,827 shares subject to registration rights.

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

Other provisions

We will pay all registration expenses (other than underwriting discounts and selling commissions) and the reasonable fees and expenses of a single counsel for the selling shareholders, related to any demand or piggyback registration. The demand and piggyback registration rights described above will expire on March 24, 2021, five years after our initial public offering.

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

Anti-takeover measures under Israeli law

The Israeli Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. As of February 15, 2017, no preferred shares are authorized under our articles of association. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our articles of association, which requires the prior approval of the holders of a majority of the voting power attaching to our issued and outstanding shares at a general meeting. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Israeli Companies Law as described above in “—Voting Rights.”

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

General Corporate Tax Structure in Israel

Generally, Israeli companies are subject to a corporate tax on their taxable income. In 2016 the corporate tax rate was 25% (in 2017 the corporate tax rate is 24% and as of 2018 the corporate tax rate will be 23%). However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Beneficiary Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing regular corporate tax rate.

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

The Investment Law was significantly amended several times during recent years, with the two most significant changes effective as of April 1, 2005 (the “2005 Amendment”), as of January 1, 2011 (the “2011 Amendment”), and as of January 1, 2017 (the “2017 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits. Prior to 2011, we did not utilize any of the benefits for which we were eligible under the Investment Law.

The following is a summary of the Investment Law subsequent to its amendments as well as the relevant changes contained in the new legislation.

Tax Benefits Subsequent to the 2005 Amendment

The 2005 Amendment applies to new investment programs and investment programs commencing after 2004, but does not apply to investment programs approved prior to April 1, 2005 (“Approved Enterprise”). The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Israeli Authority for Investments and Development of the Israeli Ministry of Economy (the “Investment Center”) will continue to grant Approved Enterprise status to qualifying investments. The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise.

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

The tax benefits under the 2011 Amendment for a Preferred Company meeting the criteria of the law include, among others, a reduced corporate tax rate of 15% for preferred income attributed to a Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate was reduced in 2013 from 15% and 10%, respectively, to 12.5% and 7%, respectively, and then increased to 16% and 9%, respectively, in 2014 and thereafter until 2016. Pursuant to the 2017 Amendment, in 2017 and thereafter, the corporate tax rate for Preferred Enterprise which is located in a specified development zone was decreased to 7.5%, while the reduced corporate tax rate for other development zones remains 16%. Income attributed to a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone. As of January 1, 2017, the definition of “Special Preferred Enterprise” includes less stringent conditions. Dividends paid out of preferred income attributed to a Preferred Enterprise or to a Special Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply). In 2017-2019 dividends paid out of preferred income attributed to a Special Preferred Enterprise, directly to a foreign parent company, are subject to withholding tax at source at the rate of 5% (temporary provisions).

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

New Tax benefits under the 2017 Amendment that became effective on January 1, 2017.

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017, subject to the publication of regulations expected to be released before March 31, 2017.  The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law.  The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the Israeli Innovation Authority ("IIA").

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by an Israeli company or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are subject to withholding tax at source at the rate of 20%, and if distributed to a foreign company and other conditions are met, the withholding tax rate will be 4%.

We are examining the impact of the 2017 Amendment and the degree to which we will qualify as a Preferred Technology Enterprise or Special Preferred Technology Enterprise, and the amount of Preferred Technology Income that we may have, or other benefits that we may receive from the 2017 Amendment.

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

Additionally, a sale of shares by a non-Israeli resident may also be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “United States-Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the United States-Israel Tax Treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the United States-Israel Tax Treaty (a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition can be attributable to a permanent establishment of the shareholder maintained in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital of a company during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for a period or periods aggregating to 183 days or more during the relevant taxable year. In each case, the sale, exchange or disposition of our ordinary shares would be subject to such Israeli tax, to the extent applicable; However, under the United States-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

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

Taxation of non-Israeli shareholders on receipt of dividends

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding 12 months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether or not the recipient is a substantial shareholder), unless relief is provided in a treaty between Israel and the shareholder’s country of residence and provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Beneficiary Enterprise and 20% if the dividend is distributed from income attributed to a Preferred Enterprise, unless a reduced tax rate is provided under an applicable tax treaty, and provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by an Approved Enterprise or Beneficiary Enterprise, that are paid to a U.S. corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise or Beneficiary Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for such a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, Beneficiary Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% on annual income exceeding NIS 803,520 for 2016 (and as of 2017, the additional tax will be at a rate of 3% on annual income exceeding NIS 640,000).

United States Federal Income Taxation

The following is a description of the material U.S. federal income tax consequences of the ownership and disposition of our ordinary shares by a U.S. Holder that holds the ordinary shares as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	dealers or traders in securities, commodities or currencies;

•	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code, respectively;

•	certain former citizens or long-term residents of the United States;

•	persons that received our shares as compensation for the performance of services;

•	persons that holds our shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that will hold our shares through such an entity;

•	S corporations;

•	holders that acquired ordinary shares as a result of holding or owning our preferred shares;

•	U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar;

•	persons that are residents of ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States; or

•	holders that own directly, indirectly or through attribution 10.0% or more of the voting power or value of our shares.

Moreover, this description does not address the U.S. federal estate, gift or alternative minimum tax consequences, or any state, local or foreign tax consequences, of the ownership and disposition of our ordinary shares.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as currently in effect and available. These authorities are subject to change or differing interpretation, possibly with retroactive effect. U.S. Holders should consult their own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of our ordinary shares in their particular circumstances.

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

A “Non-U.S. Holder” is a beneficial owner of our ordinary shares that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.

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

If you are a U.S. Holder, dividends paid to you with respect to our ordinary shares will generally be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

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

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

If you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other taxable disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other taxable disposition and your adjusted tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. The initial tax basis in an ordinary share generally will be equal to the cost of such ordinary share. Except as discussed below with respect to foreign currency gain or loss, if you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other taxable disposition of ordinary shares is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

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

Passive Foreign Investment Company Considerations

If we were to be classified as a “passive foreign investment company,” or “PFIC,” in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

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

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares unless we cease to be a PFIC and the U.S. holder has made a “deemed sale” election under the PFIC rules.

Based on certain estimates of our gross income and the estimated fair market value of our gross assets and the nature of our business, we do not believe we were classified as a PFIC for the taxable year ending December 31, 2016. However, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. Further, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC . There can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below) and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.” Certain elections may be available that would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares.

If a U.S. Holder makes a valid mark-to-market election for the first tax year in which such U.S. Holder holds (or is deemed to hold) ordinary shares in a corporation and for which such corporation is determined to be a PFIC, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to-market election is available only if we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange.” Our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares, are traded on a qualified exchange on at least 15 days during each calendar quarter. NASDAQ is a qualified exchange for this purpose and, consequently, if the ordinary shares are regularly traded, the mark-to-market election will be available to a U.S. Holder. Because a mark-to-market election generally would not be available with respect to any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements may apply to certain payments to certain holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale, exchange or redemption of, our ordinary shares made within the United States, or by a United States payor or United States middleman, to a holder of our ordinary shares, other than an exempt recipient (including a payee that is not a United States person that provides an appropriate certification and certain other persons). Payments made (and sales or other dispositions effected at an office) outside the U.S. will be subject to information reporting in limited circumstances. A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a United States payor or United States middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements, or to report dividends required to be shown on the holder’s U.S. federal income tax returns. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner’s U.S. federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

Foreign Asset Reporting

Certain U.S. Holders who are individuals and certain entities may be required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by certain financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

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

Foreign Currency Risk

The U.S. dollar is our functional and reporting currency. A portion of our expenses are denominated in Israeli shekels, accounting for approximately 30%, 28% and 28% of our expenses in the years ended December 31, 2014, 2015 and 2016, respectively. We also have expenses in other non-dollar currencies, in particular the Euro, and for the next few years, we expect that the substantial majority of our revenue, if any, will be denominated in Euros from the sale of NexoBrid in the European Union. A devaluation of the shekel in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our expenses or payables that are payable in shekels, unless those expenses or payables are linked to the U.S. dollar. Conversely, any increase in the value of the shekel in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our unlinked shekel expenses, which would have a negative impact on our profit margins.

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

The following table presents information about the changes in the exchange rates of the shekel against the U.S. dollar and changes in the exchange rates of the Euro against the U.S. dollar:

	Change in	Exchange Rate
Period	Shekel against the U.S. dollar (%)	Euro against the U.S. dollar (%)
2012	2.3	2.0
2013	7.0	4.5
2014	(12.0)	(11.8)
2015	(0.3)	(10.4)
2016	1.5	(3.4)

A 10% increase (decrease) in the value of the NIS and Euro against the U.S. dollar would have decreased (increased) our net loss by approximately 0.2 million in 2016.

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

From the effective date of the registration statement and until December 31, 2016, we have used existing cash and the net proceeds from the offering, in the amount of approximately 19.7 million to expand our marketing infrastructure, 17.1 million on research and development and 11.1 million to maintain our manufacturing capabilities, for working capital and other general corporate purposes. Under the BARDA Contract, BARDA has agreed to fund up to $24.0 million of the development costs of NexoBrid in the United States in the base period of the contract and we expect a significant portion of the funding for our NexoBrid development plan in the United States, including clinical and non-clinical development as well as regulatory submission, will be funded by BARDA. Therefore, we intend to use a portion of our proceeds raised during our IPO initially intended for use in the development of NexoBrid to further advance the development of our pipeline products candidates. See ITEM 4.B. Business Overview—BARDA Contract.” We may also use a portion of the net proceeds to make acquisitions or investments in complementary companies or technologies, although we do not have any agreement or understanding with respect to any such acquisition or investment at this time.

None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning 10% or more of any class of our equity securities, or to any of our affiliates, except as a compensation and general and administrative expenses.

Item 15.        CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2016. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2016, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31,2016 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles.

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

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting because the JOBS Act provides an exemption from such requirement as we qualify as an emerging growth company.

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

Item 16B.     CODE OF ETHICS

We have adopted a code of ethics and proper business conduct applicable to our executive officers, directors and all other employees. A copy of the code is delivered to every employee of MediWound Ltd. and its subsidiaries and is available to our investors and others on our website http://ir.mediwound.com/ or by contacting our investor relations department. Any waivers of this code for executive officers or directors will be disclosed through the filing of a Form 6-K or on our website. We granted no waivers under our code of ethics in 2016.

Item 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We paid the following fees for professional services rendered Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, for the years ended December 31, 2016 and 2015:

	2015	2016
Audit Fees	$140,000	$140,000
Audit-Related Fees	-	-
Tax Fees	-	-
Total	$140,000	$140,000

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

•
Majority of independent directors. Under the Companies Law, we are only required to appoint at least two external directors, within the meaning of the Companies Law, to our board of directors. Currently, four of our directors (of which two are external directors, within the meaning of the Companies Law) qualify as independent directors under the rules of the U.S. federal securities laws and the NASDAQ Stock Market rules. If at any time we no longer have a controlling shareholder, we will no longer be required to have external directors; provided that we comply with the majority Board independence requirements of the Nasdaq Stock Market.

Item 16H.     MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.        FINANCIAL STATEMENTS

Not applicable.

Item 18.        FINANCIAL STATEMENTS

See pages F-2 through F-40 of this annual report.

Item 19.        EXHIBITS

See exhibit index incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MediWound Ltd.

Date: February 21, 2017	By:	/s/ Sharon Malka
Sharon Malka
Chief Financial and Operation Officer

ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of the Registrant(1)
1.2	First Amendment to the Amended and Restated Articles of Association, effective as of June 12, 2014(5)
1.3	Memorandum of Association of the Registrant(2)
4.1	Form of Registration Rights Agreement by and among the Registrant and certain shareholders of the Registrant(2)
4.2	Form of Information Rights Agreement by and between Clal Biotechnology Industries Ltd. and the Registrant(2)
4.3	Founders Agreement, dated January 2001, by and among Clal Biotechnology Industries Ltd., L.R. R & D Ltd., Professor Lior Rosenberg and the Registrant(3)
4.4	Unprotected Sub-Lease Agreement, dated July 27, 2004, as amended, by and between the Registrant and Clal Life Sciences L.P.(3)
4.5	Patent Purchase Agreement, dated November 24, 2010, by and between the Registrant and L.R. R & D Ltd.(3)
4.6	Form of Indemnification Agreement(2)
4.7	Supply Agreement, dated January 11, 2001, as amended, by and between the Registrant and Challenge Bioproducts Corporation Ltd.†(3)
4.8	License Agreement, dated September 22, 2000, as amended, by and between the Registrant and Mark Klein†(3)
4.9	2003 Israeli Share Option Plan(3)
4.10	2014 Israeli Share Option Plan(2)
4.11	Letter Agreement, dated February 18, 2014, by and between the Registrant and Teva Pharmaceutical Industries Ltd.(2)
4.12	MediWound Ltd.’s Compensation Policy for Executive Officers and Directors(4)
4.13	BARDA Contract, dated September 29, 2015, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority†(6)
4.14	Modification to the BARDA Contract, dated October 7, 2015, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority(6)
4.15	Modification to the BARDA Contract, dated January 29, 2017, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority
4.16	License Agreement, dated November11, 2016 by and between the registrant and L.R. Research and Development Ltd.
8.1	List of subsidiaries of the Registrant(3)
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith
15.1	Consent of Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm

†
Portions of each agreement were omitted and a complete copy of each agreement has been provided separately to the Securities and Exchange Commission pursuant to the company’s application requesting confidential treatment under Rule 406 of the Securities Act of 1993 as amended, or Rule 24b-2 of the Securities Exchange Act of 1934, as amended, as applicable.

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

(6)
Previously filed with the SEC on January 25, 2016 pursuant to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2015 (File No. 001-36349) and incorporated by reference herein.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and

Board of Directors of

MEDIWOUND LTD. AND ITS SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of MediWound Ltd. and its subsidiaries (the "Company") as of December 31, 2015 and 2016 and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014, 2015 and 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated balance sheets of the Company as of December 31, 2015 and 2016 and the consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014, 2015 and 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 21, 2017	A Member of Ernst & Young Global

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2015	2016
CURRENT ASSETS:
Cash and cash equivalents	5	42,502	28,866
Short-term bank deposits	6	3,266	1,163
Trade receivables		238	332
Inventories	7	1,715	844
Other receivables	8, 22	2,674	2,407

		50,395	33,612
LONG-TERM ASSETS:
Long term deposits		192	103
Property, plant and equipment, net	9	1,040	1,276
Intangible assets, net	10	896	773

		2,128	2,152

		52,523	35,764
CURRENT LIABILITIES:
Trade payables		1,123	1,456
Other payables	11, 22	4,083	3,924

		5,206	5,380
LONG‑TERM LIABILITIES:
Deferred revenues		-	1,023
Liabilities in respect of IIA grants	12,13	7,275	6,839
Contingent consideration for the purchase of shares	13,16	16,475	14,533
Severance pay liability, net	14	97	219

		23,847	22,614
SHAREHOLDERS' EQUITY:	16
Ordinary shares of NIS 0.01 par value:
Authorized: 32,244,508 shares as of December 31, 2015 and 2016; Issued and Outstanding 21,850,300 and 21,930,449 shares respectively.		60	60
Share premium		111,801	114,979
Foreign currency translation adjustments		(16)	(9)
Accumulated deficit		(88,375)	(107,260)

		23,470	7,770

		52,523	35,764

The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

U.S. dollars in thousands (except of share and per share data)

		Year ended December 31,
	Note	2014	2015	2016

Revenues		259	601	1,558
Cost of revenues	20a	2,785	2,519	2,158

Gross loss		(2,526)	(1,918)	(600)

Research and development, net of participations	20b	5,349	6,021	7,068
Selling and marketing	20c	8,829	9,284	8,403
General and administrative	20d	4,723	4,004	4,084

Operating loss		(21,427)	(21,227)	(20,155)

Financial income	20e	4,665	1,052	2,166
Financial expense	20e	(2,113)	(1,496)	(896)

Loss from continuing operations		(18,875)	(21,671)	(18,885)
Loss from discontinued operation	19	-	(417)	-

Net loss		(18,875)	(22,088)	(18,885)

Other comprehensive income:
Items to be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments		14	2	7

Total comprehensive loss		(18,861)	(22,086)	(18,878)

Basic and diluted net loss per share	21	(0.95)	(1.02)	(0.86)

The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY)

U.S. dollars in thousands

	Share capital	Share premium	Treasury shares	Foreign currency translation Adjustments	Accumulated deficit	Total Equity (Deficiency)

Balance as of January 1, 2014	11	62,229	(34,600)	(32)	(47,412)	(19,804)

Loss for the period	-	-	-	-	(18,875)	(18,875)
Other comprehensive income	-	-	-	14	-	14

Total comprehensive (loss) income	-	-	-	14	(18,875)	(18,861)

Exercise of warrants	1	4,711	-	-	-	4,712
Exercise of options	1	305	-	-	-	306
Purchase of treasury shares	(2)	(34,598)	34,600	-	-	-
Effect of share split	32	(32)	-	-	-	-
Share-based compensation	-	4,827	-	-	-	4,827
Issuance of shares, net	16	71,675	-	-	-	71,691

Balance as of December 31, 2014	59	109,117	-	(18)	(66,287)	42,871

Loss for the period	-	-	-	-	(22,088)	(22,088)
Other comprehensive income	-	-	-	2	-	2

Total comprehensive (loss) income	-	-	-	2	(22,088)	(22,086)

Exercise of options	1	25	-	-	-	26
Share-based compensation	-	2,659	-	-	-	2,659

Balance as of December 31, 2015	60	111,801	-	(16)	(88,375)	23,470

Loss for the period	-	-	-	-	(18,885)	(18,885)
Other comprehensive income	-	-	-	7	-	7

Total comprehensive (loss) income	-	-	-	7	(18,885)	(18,878)

Exercise of options	*	7	-	-	-	7
Share-based compensation	-	3,171	-	-	-	3,171

Balance as of December 31, 2016	60	114,979	-	(9)	(107,260)	7,770

*) Represents an amount lower than $1.
The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2015	2016

Cash Flows from Operating Activities:
Net loss	(18,875)	(22,088)	(18,885)

Adjustments to reconcile net loss to net cash used in continuing operating activities:

Adjustments to profit and loss items:
Loss from discontinued operation	-	417	-
Depreciation and amortization	492	503	589
Revaluation of warrants to shareholders	(4,491)	-	-
Share-based compensation	4,827	2,659	3,171
Revaluation of liabilities in respect of IIA grants	87	(474)	(1,298)
Revaluation of contingent consideration for the purchase of treasury shares	612	(764)	(1,621)
Increase in severance pay liability, net	-	90	125
Net financing expenses (income)	226	(219)	(508)
	1,753	2,212	458
Changes in asset and liability items:
Increase in trade receivables	(67)	(181)	(107)
Decrease (increase) in inventories	(1,421)	(273)	873
Decrease (increase) in other receivables and long term deposits	186	(556)	33
Increase (decrease) in trade payables	22	(76)	331
Increase in other payables and deferred revenues	1,909	1,361	852

	629	275	1,982

Net cash flow used in operating activities	(16,493)	(19,601)	(16,445)

The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2015	2016
Cash Flows from Investing Activities:

Purchase of property and equipment	(366)	(376)	(671)
Purchase of intangible assets	(30)	(30)	(30)
Interest received	173	287	407
Proceeds from (investment in) short term bank deposits, net	(36,931)	36,165	2,110

Net cash provided by (used in) investing activities	(37,154)	36,046	1,816

Cash Flows from Financing Activities:

Proceeds from exercise of options	306	26	7
Proceeds from issuance of shares and warrants, net	71,824	-	-
Proceeds from the IIA grants, net of re-payment	345	752	900

Net cash provided by financing activities	72,475	778	907

Exchange rate differences on cash and cash equivalent balances	(459)	(143)	86

Increase (decrease) in cash and cash equivalents	18,369	17,080	(13,636)
Balance of cash and cash equivalents at the beginning of the year	7,053	25,422	42,502

Balance of cash and cash equivalents at the end of the year	25,422	42,502	28,866

Non-cash activities:
Treasury shares cancellation against share premium	34,600	-	-
Exercise of cashless warrants into shares	4,709	-	-

The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 1:	GENERAL

a.	General description of the company and its operations:

MediWound Ltd. (the "Company" or "MediWound"), is a fully integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel products to address unmet needs in the fields of severe burns, as well as chronic and other hard to heal wounds, connective tissue disorders and other indications.

The Company's innovative biopharmaceutical product, NexoBrid, received marketing authorization from the European Medicines Agency ("EMA") and the Israeli and Argentinean ministries of health for removal of dead or damaged tissue, known as eschar, in adults with deep partial  and full thickness thermal burns. The Company launched NexoBrid in the European Union and in Israel through its own commercial organization and in Argentina through a local distributor. The Company first generated initial sales in 2014.

b.
The Company has two wholly‑owned subsidiaries: MediWound Germany GmbH, acting as EU marketing authorization holder and EU sales and marketing arm and MediWound UK Limited, an inactive company. In addition, the Company owns approximately 6.5% of PolyHeal Ltd., a private life sciences company ("PolyHeal").

c.
On March 25, 2014, the Company closed its initial public offering in the United States and listing on the NASDAQ Global Market ("the IPO") of 5,750,000 ordinary shares at a price per share of $14.00 with aggregate gross proceeds of $80,500. Under the terms of the offering, the Company incurred aggregate underwriting discounts of approximately $5,635 and expenses of approximately $3,172 in connection with the offering, resulting in net proceeds to the Company of approximately $71,691. Following the IPO the Company's securities are listed for trading on NASDAQ.

d.
On September 29, 2015, the Company was awarded a U.S. Biomedical Advanced Research and Development Authority ("BARDA") contract for development and procurement of NexoBrid for the U.S. The contract is for the advancement of the development and manufacturing, as well as the procurement of NexoBrid, as a medical countermeasure as part of BARDA preparedness for mass casualty events.

The five-year base contract includes $24 million of funding to support development activities to complete the U.S. Food and Drug Administration (FDA) approval process for NexoBrid for use in thermal burn injuries, as well as $16 million for procurement of NexoBrid, which is contingent upon FDA Emergency Use Authorization (EUA) and/or FDA marketing authorization for NexoBrid. In addition, the contract includes options for further funding of up to $22 million for expanding NexoBrid’s indications and of up to $50 million for additional procurement of NexoBrid. As of December 31, 2016 the Company recorded $6.4 million in funding from BARDA under the contract.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

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

The financial statements of the Company and its subsidiaries are prepared as of the same dates and periods. The consolidated financial statements are prepared using uniform accounting policies by all entities in the Group. Significant intercompany balances and transactions and gains or losses resulting from intercompany transactions are eliminated in full in the consolidated financial statements.

d.	Functional currency, reporting currency and foreign currency:

1.	Functional currency and reporting currency:

The reporting currency of the financial statements is the U.S. dollar.

The Company determines the functional currency based on the currency in which it primarily generates and expends cash. The Company determined that its functional currency is the U.S. dollar since most of the Company's expenses are in U.S. dollars and the economic environment in which the Company operates in and performs its transactions is mostly affected by the U.S dollar. A certain portion of the Company's costs are denominated in NIS mainly due to payroll and related benefit costs incurred in Israel. To further support the Company's determination, the Company has analyzed the currency in which funds from financing activities are generated or held and the currency in which receipts from operating activities are usually retained. In this respect, funds from financing activities were principally derived from significant funds raised in U.S. dollars including the public offering completed in 2014 and governmental funds in US dollar.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

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

Cash equivalents are considered as highly liquid investments, including unrestricted short‑term bank deposits with an original maturity of three months or less from the date of deposit.

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

Cost of inventories is determined as follows:

Raw materials	-	At cost of purchase using the first-in, first-out method.

Finished goods	-	On the basis of average costs including materials, labor and other direct and indirect manufacturing costs based on normal capacity.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Participation by governments support:

(i)  Israeli Innovation Authority grants:

Government grants are recognized when there is reasonable assurance that the grants will be received and the Company will comply with the attendant conditions.

Research and development grants received from the Israeli Innovation Authority ("IIA"), formerly the Office of the Chief Scientist in Israel ("OCS"), are recognized upon receipt as a liability if future economic benefits are expected from the project that will result in royalty-bearing sales. In that event, the royalty obligation is treated as a contingent liability in accordance with IAS 37, "Provisions, Contingent Liabilities and Contingent Assets" ("IAS 37").

A liability for the grant is first measured at fair value using a discount rate that reflects a market interest rate. The difference between the amount of the grant received and the fair value of the liability is accounted for as a government grant and recognized as a deduction from research and development expenses. After initial recognition, the liability is measured at amortized cost using the effective interest method. Royalty payments are treated as a reduction of the liability.

At the end of each reporting period, the Company evaluates whether there is reasonable assurance that the liability recognized, in whole or in part, will not be repaid based on its best estimate of future sales and, if so, the appropriate amount of the liability is derecognized against a corresponding reduction in research and development expenses.

(ii) Funding by BARDA:

Non-royalty bearing funds from BARDA for funding research and development projects are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred and recorded as a deduction from research and development expenses. (see Note 1(d)).

i.	Leases:

The criteria for classifying leases as finance or operating leases depend on the substance of the agreements and are made at the inception of the lease in accordance with the following principles as set out in IAS 17.

Operating leases:

Leases in which substantially all the risks and rewards of ownership of the leased asset are not transferred to the Company are classified as operating leases. Lease payments are recognized as an expense in profit or loss on a straight-line basis over the lease term.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Property, plant and equipment, net:

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and excluding day-to-day servicing expenses. Cost includes spare parts and auxiliary equipment that are used in connection with the plant and equipment.

Depreciation is calculated on a straight‑line basis over the useful life of the assets at annual rates as follows:

%
Office furniture	6 - 15
Electronic machinery and laboratory equipment	15 - 20
Computers	33
Leasehold improvements	See below

Leasehold improvements are depreciated on a straight‑line basis over the shorter of the lease term (including the renewal option held by the Company which is expected to be exercised) and the expected life of the improvement.

k.	Intangible assets, net:

Separately acquired intangible assets with finite useful life are measured on initial recognition at cost.

Intangible assets are amortized over their useful life using the straight‑line method beginning in the period in which the intangible assets generates net cash inflows to the Company. The useful life is over the length of the patent or knowledge life. The intangible assets are reviewed for impairment at each reporting date until they begin generating net cash inflows and subsequently whenever there is an indication that the asset may be impaired.

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

Revenues from the sale of products are recognized when all the significant risks and rewards of ownership of the products have passed to the buyer and the seller no longer retains continuing managerial involvement. The delivery date of the products is usually the date of which ownership passes.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from distributors agreements which comprised of multiple elements (including license to access the Company's intellectual property and exclusive distribution rights), provide for varying consideration terms, such as upfront payments and milestone payments, are recognized when the criteria for revenue recognition have been met and only to the extent of the consideration that is not contingent upon completion or performance of future services under the contract. The Company concluded that the components do not have "standalone value" to the customer and accordingly they are accounted for  as one unit of account. Consequently, revenues from these components are recognized on the straight line basis over the license period.

Deferred revenues include unearned amounts received from customers not yet recognized as revenues.

m.	Research and development expenses:

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

n.	Impairment of non-financial assets:

The Company evaluates the need to record an impairment of the carrying amount of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non‑financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash‑generating unit to which the asset belongs, and is calculated based on the projected cash flows that will be generated by the cash generating unit.

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

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Financial instruments:

1.	Financial assets:

Financial assets within the scope of IAS 39, are initially recognized at fair value plus directly attributable transaction costs, except for financial assets measured at fair value through profit or loss in respect of which transaction costs are recorded in profit or loss.
After initial recognition, the accounting treatment of financial assets is based on their classification as follows:

Receivable:

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

After initial recognition, the accounting treatment of financial liabilities is based on their classification as follows:

Financial liabilities measured at amortized cost:

Loans and other contingent liabilities are measured at amortized cost using the effective interest method taking into account directly attributable transaction costs.

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

U.S. dollars in thousands (except of share and per share data)

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

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Provisions:

A provision in accordance with IAS 37 is recognized when the Company has a present (legal or constructive) obligation as a result of a past event, it is expected to require the use of economic resources to clear the obligation and a reliable estimate can be made of it.

q.	Short-term employee benefits and severance pay liability, net:

The Company has several employee benefit plans:

1.	Short-term employee benefits:

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

The Company has liabilities for severance pay for its employees in several of EU jurisdictions and in Israel. Post-employment benefit plans in Israel are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.
The Company has defined contribution plans for Israeli employees pursuant to the Severance Pay Law into which the Company pays fixed contributions and has no legal or constructive obligation to pay further contributions on account of severance pay if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in current and prior periods.

Contributions to the defined contribution plan in respect of severance or retirement pay are recognized as an expense when contributed concurrently with performance of the employee's services.

r.	Share-based compensation:

Certain Company employees and directors are entitled to remuneration in the form of equity-settled share-based compensation.

Equity-settled transactions

The cost of equity-settled transactions with employees is measured at the fair value of their equity instruments granted at grant date. The fair value is determined using an acceptable option pricing model.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

s.	Discontinued operation:

A discontinued operation is a component of the Company that either has been disposed of or is classified as held for sale. Disposal group to be abandoned meets the criteria for being a discontinued operation at the date of which it ceases to be used. The operating results relating to the discontinued operation are separately presented in the consolidated statements of comprehensive income.

t.	Loss per share:

Loss per share is calculated by dividing the loss attributable to Company shareholders by the weighted average number of outstanding ordinary shares during the period. Potential ordinary shares are only included when their conversion decreases income per share or increases loss per share from continuing operation.

Furthermore, potential ordinary shares converted during the period are included in diluted loss per share only until the conversion date and from that date in basic loss per share.

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

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 3:-	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS (Cont.)

The assumptions used in the models include the expected volatility, early exercise factor, expected dividend and risk-free interest rate.

•	Liabilities in respect to Israeli Innovation Authority grants:

Government grants received from the Israeli Innovation Authority are recognized as a liability if future economic benefits are expected from the research and development activity that will result in royalty‑bearing sales. As the contingent liability is calculated based on future royalty-bearing sales,  there is uncertainty regarding the estimated future cash flows and the estimated discount rate used to measure the amortized cost of the liability.

•	Contingent consideration for the purchase of treasury shares:

Contingent consideration for acquisition of treasury shares was first measured at fair value. After initial recognition, the liability is measured at amortized cost using the effective interest method. As the contingent consideration is calculated based on future royalty‑bearing sales, there is uncertainty regarding the estimated future cash flows and the estimated discount rate used to measure the fair value of this liability.

•	Legal claims:

In estimating the likelihood of outcome of legal claims filed against the Company and its investees, the companies rely on the opinion of their legal counsel. These estimates are based on the legal counsel's best professional judgment, taking into account the stage of proceedings and legal precedents in respect of the different issues. Since the outcome of the claims will be determined in courts, the results could differ from these estimates.

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION

a.	IFRS 15, "Revenue from Contracts with Customers":

IFRS 15 ("the new Standard") was issued by the IASB in May 2014.

The new Standard replaces IAS 18, "Revenue", IAS 11, "Construction Contracts", IFRIC 13, "Customer Loyalty Programs", IFRIC 15, "Agreements for the Construction of Real Estate", IFRIC 18, "Transfers of Assets from Customers" and SIC-31, "Revenue - Barter Transactions Involving Advertising Services".

The new Standard introduces a five-step model that will apply to revenue earned from contracts with customers:

Step 1: Identify the contract with a customer, including reference to contract combination and accounting for contract modifications.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (Cont.)

Step 2: Identify the separate performance obligations in the contract

Step 3: Determine the transaction price, including reference to variable consideration, financing components that are significant to the contract, non-cash consideration and any consideration payable to the customer.

Step 4: Allocate the transaction price to the separate performance obligations on a relative stand-alone selling price basis using observable information, if it is available, or using estimates and assessments.

Step 5: Recognize revenue when a performance obligation is satisfied, either at a point in time or over time.

The new Standard is to be applied retrospectively for annual periods beginning on January 1, 2018. Early adoption is permitted.
At this stage, the Company does not intend to adopt IFRS 15 early.

The new Standard allows the option of modified retrospective adoption with certain reliefs according to which the new Standard will be applied to existing contracts from the initial period of adoption and thereafter with no restatement of comparative data. Under this option, the Company will recognize the cumulative effect of the initial adoption of the new Standard as an adjustment to the opening balance of retained earnings (or another component of equity, as applicable) as of the date of initial application. Alternatively, the new Standard permits full retrospective adoption with certain reliefs.

At this stage, the Company is evaluating the different options for adoption of the new Standard.

The Company generates revenues from direct and idirect sales of its products and from license agreements with its distributors. The Company has begun preparations for the adoption of the new Standard on the effective date and is assessing its potential impact on its financial statements as follows:

1.	Revenue from the sale of goods:

In contracts with customers where the sale of goods is expected to be the only performance obligation, the Company expects to recognize revenue at a point in time when the control of the goods is transferred to the customer, normally when the goods are delivered to the customer. This is similar to the timing of revenue recognition in accordance with current accounting standards.

2.	Revenue from distribution agreements with multiple-element:

According to the new Standard, entities need to determine whether the licenses for intellectual property is distinct from other goods and services included in the contract. After determining that a licence of IP is distinct, an entity has to analyse whether the licence is either a right to access the IP or a right to use the IP. Revenue allocated to a licence that conveys a right to access will be recognised over the licence period. Revenue allocated to a licence that conveys a right to use will be recognised when the licence is granted. The new Standard establishes criteria and guidance for making such an assessments.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (Cont.)

An analysis of the Company's contracts with its distributers indicates that in the majority of contracts, the Company grants its distributers a right to access its intellectual property as it exists throughout the license period. Accordingly, the Company is expected to recognize revenue from the granting of licenses over the license period, which is identical to the current accounting treatment.

In addition, in accordance with terms of some license agreements, the Company is entitled for up-front payments which are accounted for as deferred revenues and recognized in profit and loss over the license period.  Currently the Company does not recognize finance expenses in respect of deferred revenues and therefore the amount of revenues recognized over time is equal to the amount of payment. According to the new standard, when long-term advances (exceeding one year) are received for a future service, the Company is required to accrue interest and recognize finance expense on the advances over the period of the contract, provided that the contract contains a significant financing component, as this term is defined in the new standard. The Company is still evaluating the effect on the above on its financial statements, but it believes at this stage that this effect, if any, is not expected to be material.

3.	Disclosure and presentation:

The new Standard introduces more detailed and extensive disclosure and presentation requirements than under existing standards. The Company has begun evaluating the need for adjustments to its systems, internal control, policies and procedures that will be necessary in order to gather the information underlying the disclosures.

After having evaluated the effects of the application of the new Standard as described above, the Company believes that the adoption is not expected to have a material effect on the Company's financial statements.

b.	IFRS 16, "Leases":

In January 2016, the IASB issued IFRS 16, "Leases" ("the new Standard"). According to the new Standard, a lease is a contract, or part of a contract, that conveys the right to use an asset for a period of time in exchange for consideration.

According to the new Standard, lessees are required to recognize an asset and a corresponding liability in the statement of financial position in respect of all leases (except in certain cases) similar to the accounting treatment of finance leases according to the existing IAS 17, "Leases".Lessees are required to initially recognize a lease liability for the obligation to make lease payments and a corresponding right-of-use asset. Lessees will also recognize interest and depreciation expense separately.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (Cont.)

The new Standard is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted provided that IFRS 15, "Revenue from Contracts with Customers", is applied concurrently.

For leases existing at the date of transition, the new Standard permits lessees to use either a full retrospective approach, or a modified retrospective approach, with certain transition relief whereby restatement of comparative data is not required.

The Company believes that the new Standard is not expected to have a material impact on the financial statements.

c.         IFRS 9-Financial Instruments:

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

The adoption of IFRS 9 will have no material effect on the Company’s financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 5:-	CASH AND CASH EQUIVALENTS

	December 31,
	2015	2016

USD cash for immediate withdrawal	34,856	25,863
Non-USD cash for immediate withdrawal	7,646	3,003

	42,502	28,866

NOTE 6:-	SHORT-TERM BANK DEPOSITS

	December 31,
	2015	2016

USD bank deposits	-	1,163
EURO bank deposits	3,266	-

	3,266	1,163

The USD deposits bear annually interest of 1.3%. The EURO deposits bear annually interest of 0.08% . The bank deposits are for periods of 273 and 181 days for 2015 and 2016, respectively.

NOTE 7:-        INVENTORIES

	Year ended December 31,
	2015	2016

Raw materials	387	296
Finished goods	1,328	548

	1,715	844

NOTE 8:-	OTHER RECEIVABLES

	Year ended December 31,
	2015	2016

Government authorities	172	61
Related parties	20	-
Former shareholder, net (see Note 16)	1,477	1,169
BARDA funds	800	953
Prepaid expenses and other	205	224

	2,674	2,407

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 9:-	PROPERTY, PLANT AND EQUIPMENT, NET

Balance as of December 31, 2016:

	Office furniture	Electronic machinery and lab equipment	Computers	Leasehold improvements	Total
Cost
Balance as of January 1, 2016	221	1,955	174	2,095	4,445
Disposals	-	-	(27)	-	(27)
Additions	12	596	38	25	671
Foreign currency translation	(6)	-	-	-	(6)

Balance as of December 31, 2016	227	2,551	185	2,120	5,083

Accumulated Depreciation

Balance as of January 1, 2016	102	1,205	86	2,012	3,405
Disposals	-	-	(27)	-	(27)
Additions	27	303	59	47	436
Foreign currency translation	(7)	-	-	-	(7)

Balance as of December 31, 2016	126	1,508	118	2,057	3,809

Depreciated cost as of December 31, 2016	105	1,043	67	61	1,276

Balance as of December 31, 2015:

	Office furniture	Electronic machinery and lab equipment	Computers	Leasehold improvements	Total
Cost
Balance as of January 1, 2015	201	1,875	185	2,015	4,276
Disposals	-	(136)	(62)	-	(198)
Additions	27	216	53	80	376
Foreign currency translation	(7)	-	(2)	-	(9)

Balance as of December 31, 2015	221	1,955	174	2,095	4,445

Accumulated Depreciation

Balance as of January 1, 2015	79	1,084	93	1,932	3,188
Disposals	-	(136)	(62)	-	(198)
Additions	26	257	55	80	418
Foreign currency translation	(3)	-	-	-	(3)

Balance as of December 31, 2015	102	1,205	86	2,012	3,405

Depreciated cost as of December 31, 2015	119	750	88	83	1,040

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 10:-	INTANGIBLE ASSETS, NET

Balance as of December 31, 2016

License and Knowhow
Cost
Balance as of January 1, 2016	1,466
Additions	30
Balance as of December 31, 2016	1,496

Accumulated Amortization
Balance as of January 1, 2016	570
Additions	153
Balance as of December 31, 2016	723

Amortized cost
Balance as of December 31, 2016	773

Balance as of December 31, 2015

License and Knowhow
Cost
Balance as of January 1, 2015	1,436
Additions	30
Balance as of December 31, 2015	1,466

Accumulated Amortization
Balance as of January 1, 2015	485
Additions	85
Balance as of December 31, 2015	570

Amortized cost
Balance as of December 31, 2015	896

Intangible assets include exclusive licenses to use patents, know-how and intellectual property for the development, manufacturing and marketing of products related to burn treatments and other products in the field of wound care. These licenses were purchased from third parties and from one of the Company's shareholders (see Note 15).

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 11:-	OTHER PAYABLES

	Year ended December 31,
	2015	2016

Employees and payroll accruals	2,453	1,566
Accrued expenses	1,263	1,892
Current maturities of IIA grants	28	49
Related parties	248	295
Deferred revenues	91	122

	4,083	3,924

NOTE 12:-	ISRAELI INNOVATION AUTHORITY GRANTS

	Year ended December 31,
	2015	2016

Balance as of January 1	7,034	7,303
Grants received	764	929
Royalties	(21)	(46)
Amounts carried to Profit	(474)	(1,298)

Balance as of Decmber 31	7,303	6,888

Current maturities	(28)	(49)

Long term liabilities in respect of IIA grants	7,275	6,839

The Company is committed to pay royalties to the IIA up to the total grants received plus the applicable accrued interest. The total amount of grants actually received by the Company from the IIA including accrued LIBOR interest, net of royalties actually paid by the Company as of December 31, 2016 is approximately $ 12,718, while the amortized cost of this liability as of that date is approximately $ 6,888, using the interest method.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 13:-	FINANCIAL INSTRUMENTS

a.	Financial risk factors:

The Company's activities expose it to various market risks (mainly foreign currency risk and interest rate risk). The Company's Board of Directors has provided guidelines for risk management and specific policies for various risk exposures.

Foreign currency risk

The Company operates primarily in an international environment and is exposed to foreign exchange risk resulting from the fact that a certain portion of the Company's costs are denominated in NIS and Euros, mainly due to payroll and related benefit costs incurred in Israel and in Europe, and additionally due to marketing expenses incurred in Europe.

b.	Fair value:

The carrying amount of cash and cash equivalents, short‑term bank deposits, trade and other receivables and others payables approximates their fair value due to the short‑term maturities of such instruments.

The fair value of liabilities in respect to government grants with fixed interest is based on a calculation of the present value of the cash flows at the interest rate for a loan with similar terms. The Company used a discount rate of 12% based in part of the Company's estimation at the time of the Company's initial recognition of the IIA grants which approximates the fair value at the respective balance sheet date.

The fair value of the contingent consideration in respect of the purchase of treasury shares is based on a calculation of the present value of future royalty payments using a discount rate that reflects the applicable market rate of interest at the date of the initial recognition. The Company used a discount rate of 16% based in part on the Company's estimation, at the time of the Company's initial recognition of the contingent consideration. The amount and timing of the future royalty payments are based on the Company's projected revenues.

c.	Sensitivity tests relating to changes in market factors:

The Company operates in an international environment and is exposed to foreign exchange risk resulting from the exposure to different currencies, mainly NIS and EURO. Foreign exchange risks arise from recognized assets and liabilities denominated in a foreign currency other than the functional currency.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 13:-	FINANCIAL INSTRUMENTS (Cont.)

	December 31,
	2014	2015	2016

Sensitivity test to changes in NIS and EURO exchange rates
Gain (loss) from change:
5% increase in exchange rate	$259	$361	$11
5% decrease in exchange rate	$(259)	$(361)	$(11)

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

The Company's liability for employee benefits is based on local laws, valid labor agreements, the employee's salary and the applicable terms of employment, which together generate a right to severance compensation. Post‑employment employee benefits are partially financed by deposits with defined contribution plans, as detailed below.

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

U.S. dollars in thousands (except of share and per share data)

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

In consideration for this exclusive license, the Company paid an aggregate amount of $ 950 following the achievement of certain development milestones as set forth in the agreement. In addition, the Company undertook to pay royalties of 1.5% to 2.5% from future revenues from sales of products which are based on this patent for a period ranging between 10 to 15 years from the first commercial delivery in a major country, and thereafter the Company will have a fully paid-up royalty-free license for these patents. In addition, royalties will be paid at the rate of 10% - 20% from sub-licensing of such patents. Moreover, the Company agreed to pay a one-time lump-sum amount of $ 1,500 when the aggregate revenues based on these patents reach $ 100,000. The total amount of royalty payments paid as of December 31, 2016 is approximately $ 72.

b.
Under the Research and Development Law, (the "R&D Law") the Company undertook to pay royalties of 3% - 3.5% on the revenues derived from sales of products or services developed in whole or in part using these Israeli Innovation Authority grants. The maximum aggregate royalties paid generally cannot exceed 100% of the grants received by the Company, plus annual interest generally equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. The maximum royalty amount payable by the Company as of December 31, 2016 is approximately $ 12,718, which represents the total amount of grants actually received by the Company from the Israeli Innovation Authority including accrued interest, net of royalties actually paid by the Company,( see also Note 12).

c.
On November 24, 2010, the Company signed an agreement with one of its shareholders, to purchase a patent for the production and sale of related products for the treatment of burns. In consideration for the transfer and assignment of all rights and title relating to the patent, the Company paid a one-time payment in the amount of $ 88 and undertook to pay annual fixed payments in the amount of $ 30 as long as the patent is valid in the US and/or in any EU member country. The patent expires in May 2018, and the Company's accumulated outstanding obligation with respect to this agreement as of December 31, 2016 is $ 43.

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

U.S. dollars in thousands (except of share and per share data)

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

A hearing in the Company's Petition was held on February 16, 2015, in which the Court accepted the Company's Petition and allowed it to file a statement of defense. The Company filed the statement of defense on July 6, 2015. A preliminary hearing took place on February 10, 2016. On June 21, 2016, both parties presented their oral summaries before the Court. As of December 31, 2016, ruling has not yet been given.

Based on advise from its external legal counsels the Company believes that it has substansive defenses against the claim. Accordingly, no provision was recorded in respect of this claim.

e.	Operating Lease Agreements:

1.
The Company's offices and its production facility in Israel are located in a building that the Company leases from its Parent Company, in accordance with a sub-lease agreement from July 2004. The sub-lease agreement has been amended multiple times, most recently in September 2016. According to the most recently amended sub lease agreement, the Company subleases approximately 1,205 square meters of laboratory, office and clean room space at a monthly rent fee of $56. This sub-lease agreement expires in December 2017. The Company's subsidiary offices are located in Germany. The monthly rent fee  is currently €2,800 (approximately $ 3.1) and the lease agreement expires on April 30, 2019.

2.
The Company and its subsidiary have operating lease agreements for 19 vehicles. According to these agreements, the Company leases cars for its employees for a period of three years. As of December 31, 2016, the Company deposited $ 69 in respect of the vehicles operating leases.

3.	Minimum future lease fees for both agreements as of December 31, 2016 are as follows:

2017	862
2018	159
2019	86
1,107

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

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

c.
On March 25, 2014 the Company completed its initial public offering in the United States and listing on the NASDAQ Global Select Market  of 5,750,000 new ordinary shares at $14 per share including the underwriters' option to purchase an additional 750,000 shares at the offering price that was exercised prior to closing. The Company's total proceeds from the issuance of the above shares were $71,691 thousands, net of underwriter’s discount and issuance expenses in the amount of $ 8,809.

Upon the closing of the IPO, the Company issued 336,591 ordinary shares pursuant to the exercise of 1,066,735 warrants held by certain of the Company shareholders, including (1) the exercise of 433 warrants into 433 ordinary shares at an exercise price of $6.72 per share and the receipt of proceeds by us related to such exercise and (2) the cashless exercise of 1,066,302 warrants into 336,158 ordinary shares at a weighted average exercise price of $9.58 per share.

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

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 16:-	EQUITY (Cont.)

The total amortized cost of the future royalty obligation to Teva were initially account at their estimated fair value at the exercise date on September 2, 2013 , calculated using a discounted cash flow model based on sales projections at $ 19,200. In accordance with IAS 32, the Company recorded the fair value of the liability to pay royalties against a reduction in equity (treasury shares). Subsequent changes in this liability will be recorded in profit or loss within financial (income)/ expenses. Accordingly, the liability was remeasured to $ 16,475  and $14,533 as of December 31, 2015 and 2016, respectivaly, as a result of a revaluation in the amount of $ 764 and $ 1,621, respectively, which was recorded within financial income (expenses).

On June 12, 2014, the Company effected a cancellation of the repurchased 755,492 Ordinary Shares nominal value NIS 0.01, which were considered dormant while held by the Company as treasury shares. Following the cancellation of the shares the entire balance of these treasury shares was reclassified into share capital and premium within equity.

NOTE 17:-	SHARE‑BASED COMPENSATION

a.	Expense recognized in the financial statements:

The expenses that was recognized for services received from employees and directors is as follows:

	Year ended December 31,
	2014	2015	2016

Cost of revenues	763	372	504
Research and development	657	511	752
Selling and marketing	1,430	669	765
General and administrative	1,977	1,107	1,150

Total share-based compensation	4,827	2,659	3,171

b.	Share-based payment plan for employees and directors:

The Company has reserved for issuance stock options a total of 2,831,143 ordinary shares. As of December 31, 2016, 650,068 ordinary shares of the Company were still available for future grant. Any options, which are forfeited or not exercised before expiration, become available for future grants.

Options granted under the Company's 2003 Israeli Share Option Plan ("Plan") are exercisable in accordance with the terms of the Plan, within 10 years from the date of grant, against payment of an exercise price. The options generally vest over a period of three or four years.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 17:-	SHARE‑BASED COMPENSATION (Cont.)

In March 2014, the Company adopted and obtained shareholder approval for its 2014 Equity Incentive Plan (the “2014 Plan”). Options granted under the Company's 2014 Plan are exercisable in accordance with the terms of the Plan, within 10 years from the date of grant, against payment of an exercise price. The options generally vest over a period of three or four years.

c.	Share options activity:

The following table lists the number of share options, the weighted average exercise prices of share options and changes that were made in the option plan to employees and directors:

	2014		2015		2016
	Number of options	Weighted Average Exercise price	Number of options	Weighted Average Exercise price	Number of options	Weighted Average Exercise price

Outstanding at beginning of year	2,376,064	6.71	1,902,324	7.98	2,313,224	9.35
Granted	40,000	7.26	739,500	9.27	47,500	8.56
Exercised	(449,714)	0.68	(300,000)	0.09	(80,149)	0.09
Forfeited	(64,026)	11.60	(28,600)	12.69	(99,500)	10.80

Outstanding at end of year	1,902,324	7.98	2,313,224	9.35	2,181,075	9.62

Exercisable at end of year	1,155,584	5.03	1,535,055	9.39	1,401,866	9.35

The following table summarizes information about share options outstanding as of December 31, 2016:

	Options outstanding as of December 31, 2016
Range of exercise prices ($ )	Number of options	Weighted Average Remaining contractual life	Weighted average exercise price

0.09	79,624	0.95	0.09
2.63	208,332	1.86	2.63
7.26 ‑ 9.82	1,047,619	7.05	9.05
12.89 ‑ 13.76	845,500	6.92	12.95

Total	2,181,075	6.28	9.62

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 17:-     SHARE‑BASED COMPENSATION (Cont.)

The fair value of the options granted to employees and directors at the grant date for the years endes December 31, 2014, 2015 and 2016 was $155, $4,336 and $193, respectively.

1.
On December 23, 2015, the Company's Board of Directors approved the grant of 70,000 options to purchase ordinary shares under the Plan for an exercise price of $ 9.58  per share to the CEO of the Company, which was approved by the shareholders' general meeting dated January 28th, 2016  .

2.
On June 9, 2016, the shareholder's general meeting of the Company approved to extend the exercise period of certain options previously granted to CEO. The Fair Value of the extension of the Options, as of the modification date, was estimated at approximately $39.

d.
The fair value of the Company's share options granted to employees for the years ended December 31, 2014, 2015 and 2016 was estimated using acceptable option pricing models using the following assumptions:

	December 31,
	2014	2015	2016

Dividend yield (%)	0	0	0
Expected volatility of the share prices (%)	75	71	72
Risk‑free interest rate (%)	0.1-1.80	0.25-2.24	0.28-2.0
Early exercise factor (%)	100	100-150	100-150
Weighted average share prices (Dollar)	6.91	8.98	8.56
Forfeiture rate (%)	0	0	0

The expected share price volatility is based on the historical equity volatility of the share prices of comparable companies that are publicly traded, as there is no sufficient historical trading data for the Company.

NOTE 18:-	TAXES ON INCOME

a.	The Company operates in two main tax jurisdictions: Israel and Germany. As such, the Company is subject to the applicable tax rates in the jurisdictions in which it conducts its business.

b.	Corporate tax rates in Israel:

•	The Israeli corporate income tax rate was 25% in 2016, 26.5% in 2015 and 2014.

In January 2016, the Law for Amending the Income Tax Ordinance (No. 216) (Reduction of Corporate Tax Rate), 2016 was approved, which includes a reduction of the corporate tax rate from 26.5% to 25%, effective from January 1, 2016.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 18:-	TAXES ON INCOME (Cont.)

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

•	Tax benefits under the Israel Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"):

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

c.	Corporate tax rate in Germany:

The statutory corporate tax rate in Germany was 29.72%, 30% and 29.5% in the years 2016, 2015 and 2014, respectively.

d.	Final tax assessments:

The Company and its subsidiary have not received final tax assessments since their incorporation, however, the assessments of these subsidiaries are deemed final through the 2012 tax year.

e.	Net operating carryforward losses for tax purposes and other temporary differences:

As of December 31, 2016, the Company had carryforward losses amounting to approximately $ 94,000 and other temporary differences mainly from R&D expenses amounting to approximately $ 6,000.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 18:-	TAXES ON INCOME (Cont.)

f.	Deferred taxes:

The Company did not recognize deferred tax assets for carryforward losses and other temporary differences because their utilization in the foreseeable future is not probable.

g.	Current taxes on income:

The Company did not record any current taxes for the years ended December 31, 2014, 2015 and 2016 as a result of its carryforward losses.

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

b.
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

c.	The Company has been acknowledged during 2015 about certain changes in circumstances indicating that the carrying amount of its royalty rights arising from the Company's ownership of shares of Polyheal would not be recoverable. Accordingly, a full impairment of these royalty rights amounting to $417 is included within the loss from discontinued operation for the year ended December 31, 2015.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 20:-	SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF PROFIT AND LOST AND OTHER COMPREHENSIVE LOSS

a.          Cost of revenues:

	Year ended December 31,
	2014	2015	2016

Salary and benefits (including share-based compensation)	2,219	1,961	2,112
Subcontractors	199	67	66
Depreciation and amortization	416	417	475
Cost of materials	600	486	410
Other manufacturing expenses	880	657	892
Decrease (increase) in inventory of finished products	(1,019)	(309)	780
Allotment of manufacturing costs to R&D	(510)	(760)	(2,577)

	2,785	2,519	2,158

b.	Research and development expenses, net of participations:

	Year ended December 31,
	2014	2015	2016

Salary and benefits (including share-based compensation)	2,182	2,610	3,171
Subcontractors	3,294	4,464	8,517
Depreciation and amortization	-	5	28
Cost of materials	-	81	351
Allotment of manufacturing costs	510	760	2,577
Other research and development expenses	68	219	135

	6,054	8,139	14,779

Participations:
Revaluation of liabilities in respect of IIA grants	(705)	(1,318)	(2,145)
BARDA funds	-	(800)	(5,566)

	5,349	6,021	7,068

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 20:-	SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF COMPREHENSIVE LOSS (Cont.)

c.	Selling and marketing expenses:

	Year ended December 31,
	2014	2015	2016

Salary and benefits (including share based compensation)	4,966	5,631	5,438
Marketing and sales	3,356	2,835	2,444
Depreciation and amortization	25	22	18
Shipping and delivery	60	180	111
Registration and marketing license fees	422	616	392

	8,829	9,284	8,403

d.	General and administrative expenses:

Salary and benefits (including share‑based compensation)	3,521	2,670	2,361
Professional fees	869	1,054	1,241
Depreciation and amortization	49	59	66
Other	284	221	416

	4,723	4,004	4,084

e.	Financial income and expense:

Financial income:
Interest income	174	288	414
Revaluation of financial derivatives	4,491	-	-
Revaluation of contingent consideration for the purchase of shares	-	764	1,621
Exchange differences, net	-	-	131

	4,665	1,052	2,166
Financial expense:
Interest in respect of IIA grants	792	844	847
Revaluation of contingent consideration for the purchase of shares	612	-	-
Exchange differences, net	652	614	-
Other	57	38	49

	2,113	1,496	896

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 21:-	NET LOSS PER SHARE

a.	Details of the number of shares and loss used in the computation of loss per share from continuing operations and from discontinued operation:

	Year ended December 31,
	2014		2015		2016
	Weighted average number of shares	Loss	Weighted average number of shares	Loss	Weighted average number of shares	Loss

Basic and diluted loss from continuing operation	19,939,528	(18,875)	21,718,401	(21,671)	21,862,169	(18,885)

Basic and diluted loss from discontinued operation	-	-	21,718,401	(417)	-	-

b.	Net loss per share from continuing and discontinued operations:

	Year ended December 31,
	2014	2015	2016
Basic and Diluted loss per share:
Net loss from continuing operations	(0.95)	(1.00)	(0.86)

Loss from discontinued operation	-	(0.02)	-

Net loss per share	(0.95)	(1.02)	(0.86)

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 22:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES AND OFFICERS

a.	Related parties consist of:

•	Clal Biotechnologies Industries Ltd.-the Parent Company.

•	PolyHeal-in which the Company holds approximately 6.5% (see Note 19).

•	Directors of the Company.

b.	Balances of related parties:

	Receivables	Payables
Parent Company (1):

As of December 31, 2015	-	207
As of December 31, 2016	-	218

Other related parties:

As of December 31, 2015	20	41
As of December 31, 2016	-	77

(1)	The Company leases office space and a production facility from the Parent Company in accordance with a sublease agreement (see Note 15 (e)).

c.	Transactions with related parties:

	Professional Fee (1)	Rent expenses
Parent company:
2014	12	576
2015	52	730
2016	27	804

Other related parties:
2014	80	-
2015	127	-
2016	159	-

(1)
Professional fees do not include short-term employee benefits and share-based compensation to one of the Company's shareholders, who is a key officer, in the amounts of $699, $691 and $537 for the years 2014, 2015 and 2016, respectively, as well as payment for the purchasing of a patent in amount of $30, $30 and $30 for the years 2014, 2015 and 2016, respectively ( see note 15c).

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 22:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES AND OFFICERS (Cont.)

d.	Compensation of officers of the Company:

The following amounts disclosed in the table are recognized as an expense during the reporting period related to officers:

	Year ended December 31,
	2014	2015	2016

Short-term employee benefits	2,314	2,639	2,108
Share-based compensation	2,949	1,702	1,445

	5,263	4,341	3,553

Number of officers	7	7	7

In December 2007, the Company's board of directors approved one‑time bonus payments to the Chief Executive Officer and Chief Medical Officer in the amounts of $ 120 each, to be paid upon achieving marketing approval in the United States.