Form 20-F
period 2017-12-31
MediWound Ltd.
filed 2018-03-19
CIK 1593984

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20‑F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001‑36349

MEDIWOUND LTD.
 (Exact name of Registrant as specified in its charter)

ISRAEL
 (Jurisdiction of incorporation or organization)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Yaron Meyer, Adv.
General Counsel and Corporate Secretary
Telephone: +972 (77) 971‑4100
E‑mail: yaronm@mediwound.com
MediWound Ltd.
42 Hayarkon Street
Yavne, 8122745 Israel
 (Name, telephone, e‑mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares, par value NIS 0.01 per share	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2017, the registrant had outstanding 27,047,737 ordinary shares, par value NIS 0.01 per share.

Indicate by check mark if the registrant is a well‑known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☒             No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S‑T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐             No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated file, a non‑accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” and “accelerated filer,” and “emerging growth company” in Rule 12b‑2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non‑accelerated filer ☐	Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Item 17             ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑2 of the Exchange Act).

Yes ☐             No ☒

MediWound

Innovative solutions for wound & burn care

MEDIWOUND LTD.

FORM 20‑F ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

INTRODUCTION

In this annual report, the terms “MediWound,” “we,” “us,” “our” and “the company” refer to MediWound Ltd. and its subsidiaries.

This annual report includes other statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications. Certain estimates and forecasts involve uncertainties and risks and are subject to change based on various factors, including those discussed under the headings “Special Note Regarding Forward‑Looking Statements” and “ITEM 3.D. Risk Factors” in this annual report.

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

SPECIAL NOTE REGARDING FORWARD‑LOOKING STATEMENTS

In addition to historical facts, this annual report on Form 20‑F contains forward‑looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We make forward‑looking statements in this annual report that are subject to risks and uncertainties. These forward‑looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward‑looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements we make regarding the following matters are forward‑looking by their nature:

•
the timing and conduct of our trials of NexoBrid, EscharEx and our pipeline product candidates, including statements regarding the timing, progress and results of current and future preclinical studies and clinical trials, and our research and development programs;

•	the clinical utility, potential advantages and timing or likelihood of regulatory filings and approvals of NexoBrid, EscharEx and our pipeline product candidates;

•	our expectations regarding future growth, including our ability to develop new products;

•	our commercialization, marketing and manufacturing capabilities and strategy and the ability of our marketing team to cover regional burn centers and units;

•	our ability to maintain adequate protection of our intellectual property;

•	our plans to develop and commercialize NexoBrid, EscharEx and our pipeline product candidates;

•	our estimates regarding expenses, future revenues, capital requirements and the need for additional financing;

•	our estimates regarding the market opportunity for NexoBrid, EscharEx and our pipeline product candidates;

•	our expectation regarding the duration of our inventory of intermediate drug substance and products;

•	the impact of our research and development expenses as we continue developing product candidates;

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act; and

•	the impact of government laws and regulations.

i

The preceding list is not intended to be an exhaustive list of all of our forward‑looking statements. The forward‑looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward‑looking statements. These statements may be found in the sections of this annual report on Form 20‑F entitled “ITEM 3.D. Risk Factors,” “ITEM 4. Information on the Company,” “ITEM 5. Operating and Financial Review and Prospects,” “ITEM 10.E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations” and elsewhere in this annual report, including the section entitled “ITEM 4.B. Business Overview” and “ITEM 4.B. Business Overview—Our Focus: Wounds,” which contain information obtained from independent industry sources. Actual results could differ materially from those anticipated in these forward‑looking statements due to various important factors, including all the risks discussed in “ITEM 3.D. Risk Factors” and information contained in other documents filed with or furnished to the Securities and Exchange Commission.

You should not rely upon forward‑looking statements as predictions of future events. Although we believe that the expectations reflected in the forward‑looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward‑looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to publicly update any forward‑looking statements for any reason after the date of this annual report to conform these statements to actual results or to changes in our expectations.

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

The selected consolidated statements of operations data for each of the years in the three‑year period ended December 31, 2017 and the consolidated balance sheet data as of December 31, 2017 and 2016 are derived from our audited consolidated financial statements appearing elsewhere in this annual report. The consolidated statements of operations data for the years ended December 31, 2013 and 2014 and the consolidated balance sheet data as of December 31, 2013, 2014 and 2015 are derived from our audited consolidated financial statements that are not included in this annual report. The historical results set forth below are not necessarily indicative of the results to be expected in future periods. Our financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(in thousands, except per share data)
Consolidated statements of operations data:
Revenues	$—	$259	$601	$1,558	$2,496
Cost of revenues(1)	—	2,785	2,519	2,158	1,578
Gross (loss) profit	—	(2,526)	(1,918)	(600)	918
Operating expenses:
Research and development, gross	4,513	6,054	8,139	14,779	14,625
Participation by BARDA and the Israeli Innovation Authority	(878)	(705)	(2,118)	(7,711)	(9,163)
Research and development, net of participations(1)(2)	3,635	5,349	6,021	7,068	5,462
Selling and marketing(1)	2,259	8,829	9,284	8,403	5,362
General and administrative(1)	1,687	4,723	4,004	4,084	3,781
Operating loss	(7,581)	(21,427)	(21,227)	(20,155)	(13,687)
Financial income (expense), net	(920)	2,552	(444)	1,270	(846)
Loss from continuing operations	(8,501)	(18,875)	(21,671)	(18,885)	(14,533)
Loss from discontinued operation(1)(3)	(6,850)	—	(417)	—	(7,616)
Net loss	$(15,351)	$(18,875)	$(22,088)	$(18,885)	$(22,149)
Foreign currency translation adjustments	(32)	14	2	7	(29)
Total comprehensive loss	$(15,383)	$(18,861)	$(22,086)	$(18,878)	$(22,178)
Basic loss per share(4)	$(0.98)	$(0.95)	$(1.02)	$(0.86)	$(0.95)
Diluted loss per share(4)	$(0.98)	$(0.95)	$(1.02)	$(0.86)	$(0.95)
Weighted average number of ordinary shares used in computing loss per ordinary share (in thousands):
Basic:	15,671	19,940	21,718	21,862	23,341
Diluted:	15,671	19,940	21,718	21,862	23,341

	As of December 31,
	2013	2014	2015	2016	2017
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents and short‑term bank deposits	$9,553	$64,853	$45,768	$30,029	$36,069
Working capital, net(5)	10,042	64,600	45,189	28,232	36,087
Total assets	14,826	71,121	52,523	35,764	44,135
Total non‑current liabilities	32,607	24,353	23,847	22,614	29,082
Total shareholders’ equity (deficit)	(19,804)	42,871	23,470	7,770	9,620

(1)	Includes share‑based compensation expense as follows:

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(in thousands)
Cost of revenues	$—	$763	$372	$504	$188
Research and development	315	657	511	752	488
Selling and marketing	24	1,430	669	765	204
General and administrative	192	1,977	1,107	1,150	483
Share‑based compensation expenses from continuing operations	531	4,827	2,659	3,171	1,363
Discontinued operation(3)	76	—	—	—	—
Total share‑based compensation expenses	$607	$4,827	$2,659	$3,171	$1,363

(2)
Research and development expenses, net is presented net of participation by the U.S. Biomedical Advanced Research and Development Authority (“BARDA”) and others and net of the change in the fair value of the liability associated with government grants from the Israeli Innovation Authority (IIA) (formerly the Office of Chief Scientist). The effect of the participation by IIA totaled $0.9 million, $0.7 million, $1.3 million, $2.1 million, and $0.6 for the years ended December 31, 2013, 2014, 2015, 2016, and 2017, respectively. The effect of the participation by BARDA totaled $0.8 million, $5.6 million and $8.6 million for the years ended December 31, 2015, 2016 and 2017, respectively. See “ITEM 5.B. Liquidity and Capital Resources” for more information.

(3)
Discontinued operation consists of revenues and expenses related to our exclusive, worldwide license for the development, production and commercialization of the PolyHeal Product, which expired following the termination of our collaboration with Teva. We account for our discontinued operation in accordance with IFRS accounting standard 5, “Non‑current Assets Held for Sale and Discontinued Operations.” See “ITEM 5.A. Operating Results—Discontinued operation” for more information.

(4)
Basic and diluted net income (loss) per ordinary share is computed based on the basic and diluted weighted average number of ordinary shares outstanding during each period. For additional information, see Note [21] to our consolidated annual financial statements included elsewhere in this report.

(5)	Working capital, net is defined as total current assets minus total current liabilities.

B.          Capitalization and Indebtedness

Not applicable.

C.          Reasons for the Offer and Use of Proceeds

Not applicable.

D.          Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the United States Securities and Exchange Commission (the “SEC”), including the following risk factors which we face and which are faced by our industry. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. In that event, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment. This report also contains forward‑looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward‑looking statements, as a result of certain important factors including the risks described below and elsewhere in this report and our other SEC filings. See “Special Note Regarding Forward‑Looking Statements” on page i.

Risks Related to Our Business and Our Industry

Product development is a lengthy and expensive process, with an uncertain outcome.

We intend to develop and commercialize pipeline product candidates based on our patented proteolytic enzyme technology marketing authorization of NexoBrid in the U.S. and for new indications, such as for debridement of chronic and other hard‑to‑heal wounds and treatment of connective tissue and other indications. However, before obtaining regulatory approval for the sale of our pipeline product candidates in any jurisdiction, we must conduct, at our own expense, clinical studies to demonstrate that the products are safe and effective.

Preclinical and clinical testing is expensive, is difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more of our clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of, preclinical testing and the clinical trial process. For example, on August 3, 2004, the U.S. Food and Drug Administration (the “FDA”) put one of our Phase 2 studies of NexoBrid on a clinical hold due to safety concerns in the study group, including four deaths and a higher incidence of pain and pyrexia compared to the standard of care (“SOC”) group. Although the Data Safety Monitoring Board unanimously concluded that no causal relationship between these deaths and the NexoBrid treatment was established and provided a reasoning for the higher incidence of such adverse events, the FDA delayed the continuation of the development plan until we proposed to initiate an additional smaller Phase 2 study to demonstrate the effectiveness of our proposed corrective measures. We successfully completed this smaller Phase 2 study, allowing us to continue the development plan, but experienced a significant delay and higher costs as a result. Even if preclinical or clinical trials are successful, we still may be unable to commercialize the product, as success in preclinical trials, early clinical trials, including Phase 2 trials, or previous clinical trials, does not ensure that later clinical trials will be successful.

Similar or other events could delay or prevent our ability to complete necessary clinical trials for our pipeline product candidates, including:

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

•
the number of patients required for our clinical trials may be larger than we anticipate, enrollment in our clinical trials may be slower or more difficult than we expect, or patients may not participate in necessary follow‑up visits to obtain required data, any of which would result in significant delays in our clinical testing process;

•	our third‑party contractors, such as a research institute, may fail to comply with regulatory requirements or meet their contractual obligations to us;

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

Moreover, we do not know whether preclinical tests or clinical trials will begin or be completed as planned or will need to be restructured. Significant delays could also shorten the patent protection period during which we may have the exclusive right to commercialize our pipeline product candidates or could allow our competitors to bring products to the market before we do, impairing our ability to commercialize our pipeline product candidates.

We may be unable to successfully obtain approval of NexoBrid for treatment of severe burns in the United States and other markets.

In the short term, we plan to rely on sales of NexoBrid in Europe for the treatment of severe burns for a significant portion of our total revenues. However, our continued growth depends, in large part, on our ability to develop and obtain marketing authorization for NexoBrid for treatment of severe burns in additional markets, especially in the United States from the FDA. Although we initiated a Phase 3 pivotal study in April 2015 to support a Biologics License Application (“BLA”) submission to the FDA, we will not be able to submit a BLA until the study is complete or until such time that the FDA accepts our BLA submission. We cannot predict whether the study will be successful and, even if it is successful, whether the FDA will accept a BLA submission following this study, how long the FDA will take to review and approve NexoBrid following our BLA submission or whether any such approval in the United States will ultimately be granted. Similarly, we cannot predict how long regulatory authorities outside of the United States and Europe will take to provide NexoBrid with marketing authorization in their jurisdictions or whether such authorizations will be granted at all. A number of companies in the pharmaceutical and biotechnology industry have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier clinical trials. See “—Product development is a lengthy and expensive process, with an uncertain outcome” and “—Development and commercialization of NexoBrid in the United States and our pipeline product candidates worldwide requires successful completion of the regulatory approval process, and may suffer delays or fail.” The failure to receive such marketing authorization, especially in the United States, would have a materially adverse impact on our business prospects.

Development and commercialization of NexoBrid in the United States and our pipeline product candidates worldwide requires successful completion of the regulatory approval process, and may suffer delays or fail.

In the United States and Europe, as well as other jurisdictions, we are required to apply for and receive marketing authorization before we can market our products, as we have already completed for NexoBrid in the European Union, Israel and Argentina. This process can be time‑consuming and complicated and may result in unanticipated delays. To secure marketing authorization, an applicant generally is required to submit an application that includes the data supporting preclinical and clinical safety and efficacy as well as detailed information on the manufacturing and control of the product, proposed labeling and other information. Before marketing authorization is granted, regulatory authorities generally require the inspection of the manufacturing facility or facilities and quality systems (including those of third parties) at which the product candidate is manufactured and tested, to assess compliance with strictly enforced current good manufacturing practices (“cGMP”), as well as potential audits of the non‑clinical and clinical trial sites that generated the data cited in the marketing authorization application.

We cannot predict how long the applicable regulatory authority or agency will take to grant marketing authorization or whether any such authorizations will ultimately be granted. Regulatory agencies, including the FDA and the European Medicines Agency (the “EMA”), have substantial discretion in the approval process, and the approval process and the requirements governing clinical trials vary from country to country. The policies of the FDA, the EMA or other regulatory authorities may change or may not be explicit, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of NexoBrid, EscharEx or our pipeline product candidates. For example, in December 2016, the 21st Century Cures Act, or Cures Act, was signed into law in the United States. The Cures Act, among other things, is intended to modernize the regulation of drugs and biologics and spur innovation, but its ultimate implementation is unclear. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability. We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. For example, certain policies of the current U.S. presidential administration may impact our business and industry. Namely, this administration has taken several executive actions, including the issuance of a number of executive orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine regulatory and oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. It is difficult to predict how these requirements will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose constraints on the FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.

In addition, any regulatory approval that we receive may also contain requirements for potentially costly post‑marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product candidate. For example, as part of the EMA regulatory approval process, we agreed to provide further data from a post‑marketing Phase 3 clinical trial of NexoBrid. We believe that our U.S. Phase 3 study will also serve to address this post‑marketing commitment to EMA. If the EMA does not accept such study or is not satisfied with the study results, we will need to perform another costly study to provide such data. Once a product is approved, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submission of safety and other post‑marketing information and reports, registration and continued compliance with cGMP for any clinical trials that we conduct post‑approval. Although our manufacturing facility is cGMP‑certified, we may face difficulties in obtaining regulatory approval for the manufacturing and quality control process of our pipeline product candidates.

Any delays or failures in obtaining regulatory and marketing approval for NexoBrid in the United States, or for our pipeline product candidates worldwide, would adversely affect our business, prospects, financial condition and results of operations.

We are dependent on our contract with the U.S. Biomedical Advanced Research and Development Authority to fund our Phase 3 pivotal studies and other development activities of NexoBrid in the United States, and if we do not continue to receive funding under this contract, we may need to obtain alternative sources of funding.

We have a contract with BARDA valued at up to $132 million for the advancement of the development and manufacturing, as well as the procurement, of NexoBrid in the United States. Under the contract, BARDA has agreed to fund up to $56 million of the development costs of NexoBrid required to obtain marketing approval in the United States, including our ongoing pediatric phase 3 study and its expansion to include U.S. pediatric burn care sites, and has an option to further fund $10 million in development activities for other potential NexoBrid indications. BARDA has also made a $16.5 million commitment for procurement of NexoBrid, which is contingent upon the U.S. FDA Emergency Use Authorization (EUA) and/or FDA marketing authorization for NexoBrid, and has a $50 million option for additional procurement of NexoBrid. However, the contract provides that BARDA may terminate the contract at any time, at its convenience, without any further funding obligations. There can be no assurances that BARDA will not terminate the contract. Changes in government budgets and agendas may result in a decreased and de‑prioritized emphasis on supporting the development of products for the treatment of severe burns such as NexoBrid. Although we have used a portion of our cash to fund our NexoBrid development program, any reduction or delay in BARDA funding may force us to suspend the program or seek alternative funding, which may not be available on non‑dilutive terms, terms favorable to us or at all. Further, we cannot provide any assurances as to when or whether BARDA’s option to fund additional development activities for NexoBrid will be exercised.

Recently enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and affect the prices we may obtain.

The United States and several other jurisdictions are considering, or have already enacted, a number of legislative and regulatory proposals to change the healthcare system in ways that may affect our ability to sell NexoBrid, EscharEx or any of our pipeline product candidates profitably, if approved. We cannot predict the initiatives that may be adopted in the future. The continuing efforts of hospitals, governments, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may adversely affect:

•	the market acceptance or demand for NexoBrid, EscharEx or any of our pipeline product candidates, if approved;

•	the ability to set a price that we believe is fair for NexoBrid, EscharEx or any of our pipeline product candidates, if approved;

•	our ability to generate revenues and achieve or maintain profitability;

•	the level of taxes that we are required to pay; and

•	the availability of capital.

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

•
a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point‑of‑sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

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

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

•	a new requirement to annually report drug samples that manufacturers and distributors provide to physicians; and

•	a new Patient‑Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research.

There have been judicial and congressional challenges to certain aspects of the Affordable Care Act, and we expect the current U.S. presidential administration to continue to seek amendments to or repeal of the Affordable Care Act.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. These changes included aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments, will stay in effect through 2025 unless additional Congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other healthcare funding, which could negatively impact the market for NexoBrid and our other product candidates, if approved, and, accordingly, our financial operations. There has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which have resulted in several Congressional inquiries and proposed bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products.

We expect that other possible healthcare reform measures may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our drugs.

Legislative and regulatory proposals have been made to expand post‑approval requirements and restrict sales and promotional activities for drugs. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post‑marketing testing and other requirements.

The commercial success of NexoBrid, EscharEx and our pipeline product candidates will depend upon their degree of market acceptance.

NexoBrid, EscharEx and our pipeline product candidates may not gain market acceptance by physicians and their teams, healthcare payors and others in the medical community. Although many physicians in burn centers throughout Europe, the United States and other international markets have used NexoBrid for severe burns as part of our clinical trials or since NexoBrid’s commercial launch in Europe and Israel, we cannot guarantee that use of NexoBrid will be accepted in the market. We need to successfully integrate NexoBrid into the overall treatment of burns in burn centers. If we are unable to successfully commercialize NexoBrid in Europe, sales of NexoBrid will be severely affected, which will have a material adverse effect on our business, financial condition and results of operations. If NexoBrid, EscharEx and our pipeline product candidates do not achieve an adequate level of acceptance, we may not generate revenue and we may not achieve or sustain profitability. The degree of market acceptance of NexoBrid in Europe, Israel and Argentina and, if we receive marketing approval, in other countries and of EscharEx and our pipeline product candidates, will depend on a number of factors, some of which are beyond our control, including:

•	the willingness of physicians, burn care teams and hospital administrators to administer our products and their acceptance as part of the medical department routine;

•	the consent of hospitals to fund/purchase NexoBrid or obtain third‑party coverage or reimbursement for our products;

•	the ability to offer NexoBrid, EscharEx and our pipeline product candidates for sale at an attractive value;

•	the efficacy and potential advantages of NexoBrid, EscharEx and our pipeline product candidates relative to current standard of care;

•	the prevalence and severity of any side effects; and

•	the efficacy, potential advantages and timing of introduction to the market of alternative treatments.

Failure to achieve market acceptance for NexoBrid, EscharEx or any of our pipeline product candidates, if and when they are approved for commercial sale, will have a material adverse effect on our business, financial condition and results of operations.

We may be unsuccessful in commercializing our products due to unfavorable pricing regulations or third‑party coverage and reimbursement policies.

While we are executing a country‑specific market access strategy, which includes pricing and/or reimbursement targets for NexoBrid in most of Europe, we cannot guarantee that we will receive favorable hospital, regional or national funding or pricing and reimbursement. Additionally, we cannot predict the pricing and reimbursement of NexoBrid, EscharEx or our pipeline product candidates in any other jurisdiction. The regulations that govern marketing approvals, pricing and reimbursement for new products vary widely from country to country, among regions within some countries and among some hospitals. In some foreign jurisdictions, including the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In other countries, coverage negotiations must occur at the regional or hospital level in order to be included in the hospital formulary. Pricing negotiations with governmental authorities at the regional or hospital level can take considerable time after the receipt of marketing approval for a product candidate.

As a result, even after obtaining regulatory approval for a product in a particular country, we may be subject to price regulations or denied or limited by reimbursement or formulary inclusion, which may delay or limit our commercial launch of the product and negatively impact the revenue we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in NexoBrid, EscharEx or our pipeline product candidates, even after obtaining regulatory approval.

Additionally, we cannot be sure that coverage and reimbursement will be available for NexoBrid, EscharEx or any pipeline product candidate that we commercialize in the future and, if reimbursement is available, what the level of reimbursement will be. Coverage and reimbursement may affect the demand for, the price of, or the budget allocated for reimbursement for any product for which we obtain marketing approval. Obtaining reimbursement for our products may be particularly difficult because of the higher prices often associated with products administered under the supervision of a physician. If coverage and reimbursement are not available or are available only at limited levels, we may not be able to successfully commercialize NexoBrid, EscharEx or any pipeline product candidate that we successfully develop. Eligibility for reimbursement does not guarantee that any product will be paid for in all cases or at a rate that covers our costs. Interim payments for new products, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Payment rates may vary according to the use of the product and the clinical setting in which it is used, may be based on payments allowed for lower cost products that are already reimbursed and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of products from countries where they may be sold at lower prices than in certain other countries, such as the United States. In the United States, third‑party payors often rely on the coverage policies and payment limitations imposed by Medicare and other government payors, in setting their own coverage policies and reimbursement rates. Our inability to promptly obtain coverage and profitable payment rates from hospital budget, government‑funded and private payors for NexoBrid, EscharEx or any pipeline product candidate could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

Our success will depend initially on our ability to commercialize NexoBrid in Europe.

We are currently marketing a single product, NexoBrid, based on our patented proteolytic enzyme technology, which has already been approved by the EMA and the Israeli and Argentinean Ministries of Health for marketing in the European Union, Israel and Argentina, respectively, for the treatment of adults with deep partial‑ and full‑thickness burns, which we refer to as severe burns. NexoBrid is not currently approved for marketing in any other jurisdiction, including the United States, and has not been approved for any other indication or for use in children. We launched NexoBrid in Europe in 2014, in Israel in 2015, and in Argentina, through our local distributor in 2016. In November 2017, the European Commission granted a five‑year renewal of our NexoBrid marketing authorization. We anticipate that, for at least the next several years, our ability to generate revenues and become profitable will depend on the commercial success of NexoBrid in these markets.

We are marketing, selling and distributing NexoBrid in Europe and in Israel through our own sales force. We have established a commercial organization for the marketing, sales and distribution of NexoBrid, including our European headquarters in Germany and sales and marketing teams throughout Europe. In order to successfully commercialize NexoBrid, we must successfully manage and operate our marketing, sales, distribution, managerial and other non‑technical capabilities, which includes many challenges, such retaining talented personnel; training employees; having the appropriate system of incentives; managing headcount in Europe; and managing business units in Europe. The continued operation of our own sales infrastructure is expensive and time‑consuming. Moreover, we do not have substantial experience as a company in operating a significant sales infrastructure and we cannot be certain that we will be able to do so successfully. We will have to compete with other pharmaceutical, biotechnology and wound care companies to recruit, hire, train and retain personnel for medical affairs, marketing and sales.

We have a history of net losses. We expect to continue to incur substantial and increasing net losses for the foreseeable future, and we may never achieve or maintain profitability.

We are not profitable and have incurred significant net losses, including net losses of $18.9 million and 22.2 million for the years ended December 31, 2016 and 2017, respectively. As of December 31, 2017, we had an accumulated deficit of $129.4 million. We expect to incur substantial net losses for the foreseeable future. These losses and negative cash flows have had, and will continue to have, an adverse effect on our shareholders equity and working capital.

We make business decisions based on forecasts of future sales of our products and pipeline product candidates that may be inaccurate.

Our market estimates are based on many assumptions, including, but not limited to, reliance on external market research, our own internal research, population estimates, estimates of disease diagnostic rates, treatment trends, and market estimates by third parties. Any of these assumptions can materially impact our forecasts and we cannot be assured that the assumptions are accurate. If the market for any of our products or product candidates is less than this data would suggest, the potential sales for the product or pipeline product candidates in question could be adversely affected, and our inventories and net losses could increase.

Because of the numerous risks and uncertainties associated with biopharmaceutical product development and commercialization, we are unable to accurately predict the timing or amount of future expenses or when, or if, we will be able to achieve or maintain profitability. We have financed our operations primarily through the sale of equity securities, licensing agreements and government grants. The size of our future net losses will depend, in part, on the rate of growth or contraction of our expenses and the level and rate of growth, if any, of our revenues. If we are unable to successfully commercialize NexoBrid, EscharEx or one or more of our pipeline product candidates or if revenue from NexoBrid, EscharEx or any pipeline product candidate that receives marketing approval is insufficient, we will not achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability.

We expect to incur significant expenses and increasing operating losses for the foreseeable future.

We anticipate that our expenses and future capital requirements may increase if and as we:

•
accelerate our clinical development activities, particularly with respect to our clinical development of EscharEx for the debridement of chronic and other hard‑to‑heal wounds and our clinical trials for our product candidate for the treatment of connective tissue disorders or other indications;

•
continue to operate our sales, marketing and distribution infrastructure in Europe and thereafter in the United States to commercialize NexoBrid and any pipeline product candidates for which we obtain marketing approval;

•	further scale‑up the manufacturing process for NexoBrid;

•	seek regulatory and marketing approvals for NexoBrid and any pipeline product candidate that successfully completes clinical trials;

•	initiate additional preclinical, clinical or other studies for NexoBrid, EscharEx and our pipeline product candidates and seek to identify and validate new products;

•	acquire rights to other product candidates and technologies;

•	change or add suppliers;

•	maintain, expand and protect our intellectual property portfolio;

•	attract and retain skilled personnel; and

•	experience any delays or encounter issues with any of the above.

We may need substantial additional capital in the future, which may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our pipeline product candidates or intellectual property. If additional capital is not available, we may have to delay, reduce or cease operations.

We may seek additional funding in the future, which may consist of equity offerings, collaborations, licensing arrangements or any other means to develop our pipeline product candidates, increase our commercial manufacturing capabilities, operate our sales and marketing capabilities or other general corporate purposes. For example, on March 7, 2016, the SEC declared our shelf registration statement on Form F‑3 effective. Under this shelf registration statement, we may offer from time to time up to $125 million in the aggregate of our ordinary shares, warrants and/or debt securities in one or more series or issuances. In September 2017, we used the shelf registration statement to complete an underwritten public offering of 5,037,664 of our ordinary shares, for net proceeds of $22.7 million, after deducting the underwriting discount and offering expenses payable by us.

Our September 2017 offering diluted then‑existing shareholders and to the extent that we raise additional capital through, for example, the sale of equity or convertible debt securities, our existing shareholders’ ownership interest will be further diluted, and the terms may include liquidation or other preferences that adversely affect our shareholders’ rights. The incurrence of indebtedness or the issuance of certain equity securities could result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt or to issue additional equity, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, the issuance of additional equity securities by us, or the possibility of such issuance, may cause the market price of our ordinary shares to decline. Securing additional financing may also divert our management from our day‑to‑day activities, which may adversely affect our ability to develop and commercialize NexoBrid, EscharEx and our pipeline product candidates.

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

If we are unable to raise additional capital when required or on acceptable terms, we may be required to:

•	delay, scale back or discontinue the development, manufacturing scale‑up or commercialization of NexoBrid, EscharEx or our pipeline product candidates;

•	seek corporate partners for NexoBrid, EscharEx or one or more of our pipeline product candidates on terms that are less favorable than might otherwise be available; or

•	relinquish or license on unfavorable terms, our rights to NexoBrid, EscharEx or our pipeline product candidates that we otherwise would seek to develop or commercialize ourselves.

Any such consequence will have a material adverse effect on our business, operating results and prospects and on our ability to develop our pipeline product candidates.

We depend on a sole supplier to obtain our intermediate drug substance, bromelain SP, which is necessary for the production of our products.

We currently procure bromelain SP, an intermediate drug substance in the manufacturing of NexoBrid, EscharEx and our pipeline product candidates, from a single supplier, Challenge Bioproducts Corporation Ltd. (“CBC”). CBC’s manufacturing facilities are located in the Republic of China and it uses proprietary methods to manufacture bromelain SP. Our supply agreement with CBC has no fixed expiration date and can be voluntarily terminated by us, with at least six months’ advance written notice, or by CBC, with at least 24 months’ advance written notice. Although we have a contractual right to procure this material from other suppliers, subject to payment of a one‑time, non‑material licensing fee to CBC, procuring this material from any other source would require time and effort which may interrupt our supply of bromelain SP and may cause an interruption of the supply of NexoBrid, EscharEx and our pipeline product candidates to the marketplace and for future clinical trials or other development purposes. Regulatory authorities could require that we conduct additional studies in support of a new supplier, which could result in significant additional costs or delays. Furthermore, there can be no assurance that we would be able to procure alternative supplies of bromelain SP at all or at comparable quality or competitive prices or upon fair and reasonable contractual terms and conditions. Although we believe that we currently store sufficient inventory of bromelain SP in our warehouse and CBC warehouse to continue full capacity operations for approximately two years, this inventory may prove insufficient, and any interruption or failure to source additional bromelain SP from CBC or other third parties in a timely manner, or at all, would adversely affect our business, prospects, financial condition and results of operations.

If our manufacturing facility in Yavne, Israel were to suffer a serious accident, or if a force majeure event materially affected our ability to operate and produce NexoBrid, EscharEx and our pipeline product candidates, all of our manufacturing capacity could be shut down for an extended period.

We currently rely on a single manufacturing facility in Yavne, Israel, and we expect that all of our revenues in the near future will be derived from products manufactured at this facility. If this facility were to suffer an accident or a force majeure event such as war, missile or terrorist attack, earthquake, major fire or explosion, major equipment failure or power failure lasting beyond the capabilities of our backup generators or similar event, our revenues would be materially adversely affected and any of our clinical trials could be materially delayed. In this situation, our manufacturing capacity could be shut down for an extended period, we could experience a loss of raw materials, work in process or finished goods inventory and our ability to operate our business would be harmed. In addition, in any such event, the reconstruction of our manufacturing facility and storage facilities, and obtaining regulatory approval for the new facilities could be time‑consuming. During this period, we would be unable to manufacture NexoBrid or our pipeline product candidates. In addition, we currently have limited inventory of NexoBrid that we can supply to our customers in the event that we are unable to further manufacture NexoBrid.

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

We are subject to a number of other manufacturing risks, any of which could substantially increase our costs and limit supply of NexoBrid, EscharEx and our pipeline product candidates.

The process of manufacturing NexoBrid, EscharEx and our pipeline product candidates is complex, highly regulated and subject to the risk of product loss due to contamination, equipment failure or improper installation or operation of equipment, or vendor or operator error. Even minor deviations from normal manufacturing processes or quality requirements for our products could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered in NexoBrid or our pipeline product candidates or in the manufacturing facilities in which NexoBrid or our pipeline product candidates are or will be made, such manufacturing facilities may need to be closed to investigate and remedy the contamination.

Although we have not experienced any contaminations, major equipment failures, or other similar manufacturing problems of such magnitude, any adverse developments affecting manufacturing operations for NexoBrid or our pipeline product candidates may result in shipment delays, inventory shortages, lot failures, withdrawals or recalls, or other interruptions in the supply of NexoBrid or our pipeline product candidates. We may also have to take inventory write‑offs and incur other charges and expenses for our products that fail to meet specifications, undertake costly remediation efforts, or seek more costly manufacturing alternatives.

Our ability to continue manufacturing and distributing our products depends on our continued adherence to current good manufacturing practices regulations.

The manufacturing processes for our products are governed by detailed regulations that are set forth in the current cGMP. Failure by our manufacturing and quality operations unit to adhere to established regulations or to meet a specification or procedure set forth in cGMP requirements could require that a product or material be rejected and destroyed. Our adherence to cGMP regulations and the effectiveness of our quality control systems are periodically assessed through inspections of our manufacturing facility by regulatory authorities. Such inspections could result in deficiency citations, which would require us to take action to correct those deficiencies to the satisfaction of the applicable regulatory authorities. If critical deficiencies are noted or if we are unable to prevent recurrences, we may have to recall products or suspend operations until appropriate measures can be implemented. Since cGMP reflects ever‑evolving standards, we need to regularly update our manufacturing processes and procedures to comply with cGMP. These changes may cause us to incur additional costs and may adversely impact our profitability. For example, more sensitive testing assays (if and when they become available or discontinuation of the availability of the disposables used in production) may be required or existing procedures or processes may require revalidation, all of which may be costly and time‑consuming and could delay or prevent the manufacturing of NexoBrid or launch of a new product.

We may have liabilities under our former agreements with Teva Pharmaceutical Industries Ltd. and PolyHeal Ltd.

In 2010 we entered into a series of agreements with Teva Pharmaceutical Industries Ltd. (“Teva”), and PolyHeal Ltd. (“PolyHeal”), to collaborate in the development, manufacturing and commercialization of PolyHeal’s wound product (the “PolyHeal Product”). Under the 2010 series of agreements between PolyHeal and the company (collectively, the “2010 PolyHeal Agreements”), PolyHeal granted us an exclusive global license to develop, manufacture and commercialize the PolyHeal Product, and we granted an exclusive sub‑license to Teva to commercialize the PolyHeal Product worldwide. In addition, in accordance with the 2010 PolyHeal Agreements, Teva made investments in our ordinary shares and agreed to fund our research and development expenses and certain manufacturing costs and perform all marketing activities for the PolyHeal Product, under the 2010 PolyHeal Agreement. On November 15, 2012, we informed Teva of the first administration of the next generation of the PolyHeal Product in humans, which constituted a milestone under the 2010 PolyHeal Agreements. Upon achievement of this milestone, Teva was required to invest an additional $6.75 million in exchange for our ordinary shares, and following and pending such investment, we were required to purchase, for an identical amount, ordinary shares of PolyHeal from its existing shareholders. We have commenced discussions regarding this matter with Teva, however, as of the date of this annual report, we have not received the milestone investment from Teva and we cannot assure you that Teva will invest this amount in the future.

On September 15, 2014, a statement of claim was filed against the company by certain shareholders of PolyHeal. The plaintiffs allege that the company is obligated to pay them a total amount of approximately $1.3 million plus applicable interest (totaled $1.5 million as of the date of the ruling) in exchange for their respective portion of PolyHeal’s shares, following the milestone occurrence. On November 13, 2017, the Tel Aviv District Court issued a ruling in favor of the plaintiffs. The Court ruled that we are obligated to purchase PolyHeal’s shares for approximately $6.75 million plus applicable interest (totaled $7.5 million as of the date of the ruling), which represents the purchase price for the total number of shares that we were obligated to purchase from PolyHeal subject to the receipt of equivalent funds from Teva. The plaintiffs hold shares worth approximately $1.5 million of the total $7.5 million amount, however other shareholders may sue to enforce their alleged rights. Any such purchase of PolyHeal’s shares absent an investment from Teva as contemplated by the 2010 PolyHeal agreements could have a material adverse effect on our liquidity and financial condition. On December 27, 2017, we filed an appeal to the Supreme Court over the said ruling (the “Appeal”), alleging, among other things, that the agreement according to which the ruling was granted was misinterpreted by the District Court. We further alleged that both the wording of the agreement and the conduct of the parties thereunder prove that our’ obligation to purchase PolyHeal’s shares was subject to the prior receipt of funds, which were never received, from Teva. On January 30, 2018, certain PolyHeal shareholders filed a cross appeal, alleging that they are entitled to receive from us a full repayment of their counsel’s fees in a sum equal to 12.5% of the consideration to be paid for their shares (the “Cross Appeal”). The Appeal and Cross Appeal are currently scheduled to be heard on January 7, 2019. In accordance with the Tel Aviv District Court ruling, on February 7, 2018, we purchased PolyHeal’s Shares in consideration for a total sum of approximately $1.5 million. If we are not successful in the appeal or if we are unable to reach a settlement with Teva, we could be required to purchase an equivalent of $6 million of additional ordinary shares of PolyHeal from other existing shareholders even if we do not receive such investment from Teva, which could have a material adverse effect on our liquidity and financial condition. Accordingly, a full provision for the purchase price of the shares, plus the accrued interest, totaling $7.5 million, was recorded within the loss from discontinued operations in respect of this claim, of which approximately $1.5 million was paid to plaintiffs in consideration for PolyHeal’s shares.

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

Furthermore, if we are unable to reach a negotiated settlement with Teva and the Teva Subsidiary relating to our disputes under the 2007 Teva Agreement or the 2010 PolyHeal Agreements, these matters may result in the continuation of the existing litigation or new litigation or arbitration proceedings, any of which would materially increase our expenses and may disrupt our management’s focus on our business.

NexoBrid, EscharEx, our current pipeline product candidates or future product candidates may cause unanticipated and undesirable side effects or have other properties, which are currently unknown to us.

NexoBrid, EscharEx and all of our current pipeline product candidates rely on our patented proteolytic enzyme technology, although their specific formulations or mode of applications may vary. Like most pharmaceutical products, our approval labels in Europe, Israel and Argentina for NexoBrid lists certain side effects. If we or others identify previously unknown problems with NexoBrid, EscharEx or their underlying proteolytic enzymes, including adverse events of unanticipated severity or frequency, problems with our manufacturers or manufacturing processes, or failure to comply with regulatory requirements, the following consequences, among others, may occur:

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

Any of these events could prevent us from achieving or maintaining market acceptance of NexoBrid, our pipeline product candidates or future product candidates, which would adversely affect our business, prospects, financial condition and results of operations.

We face competition from the existing standard of care and potential changes in medical practice and technology and the possibility that our competitors may develop products, treatments or procedures that are similar, more advanced, safer or more effective than ours.

The medical, biotechnology and pharmaceutical industries are intensely competitive and subject to significant technological and practice changes. We may face competition from many different sources with respect to NexoBrid, our pipeline product candidates or any product candidates that we may seek to develop or commercialize in the future. Possible competitors may be medical practitioners, pharmaceutical and wound care companies, academic and medical institutions, governmental agencies and public and private research institutions, among others. Should any competitor’s product candidates receive regulatory or marketing approval prior to ours, they may establish a strong market position and be difficult to displace, or may diminish the need for our products.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products, treatments or procedures that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any product that we may develop. In addition, we face competition from the current standard of care for eschar removal in severe burns, which is surgery, where debridement can occur by tangential excision, dermabrasion or hydro jet, or non‑surgical alternatives, such as topical medications applied to the eschar to facilitate the natural healing process. We face competition in the removal of eschar in severe burns from surgery and topical medications such as gels. In chronic and other hard‑to‑heal wounds, we expect to face competition from Smith & Nephew Plc’s Santyl, a collagenase‑based product indicated for debriding chronic dermal ulcers and severely burned areas.

Many of our current or future competitors may have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we may have. Mergers and acquisitions in the pharmaceutical and biotechnology industries or wound care markets may result in even more resources being concentrated among a smaller number of our competitors. For example, Healthpoint Biotherapeutics, which marketed Santyl, was acquired by Smith & Nephew Plc in 2012. Smaller and other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These companies compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

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

Regulatory approval for NexoBrid, EscharEx and our pipeline product candidates is and may be limited to specific indications and conditions for which clinical safety and efficacy have been demonstrated, and the prescription or promotion of off‑label uses could adversely affect our business.

The marketing approval for NexoBrid in the European Union, Israel and Argentina is limited to the treatment of deep partial‑ and full‑thickness burns in adults. In addition, any additional regulatory approval of NexoBrid for severe burns and any regulatory approval we may receive for any of our pipeline product candidates in the future, would be limited to those specific indications for which such pipeline product candidate had been deemed safe and effective by the EMA, the FDA or other regulatory authority and, like the EMA marketing approval for NexoBrid, would be subject to a renewal examination five years after the marketing approval was extended for an additional five years during 2017. Additionally, labeling restrictions may also limit the manner in which a product may be used. For example, NexoBrid’s label provides that it should only be used in specialized burns centers or by burn specialists and should not be applied to more than 15% of the patient’s total body surface area. It is not, however, unusual for physicians to prescribe medication for unapproved, or “off‑label,” uses or in a manner that is inconsistent with the manufacturer’s labeling. To the extent such off‑label uses are pervasive and produce results such as reduced efficacy or other adverse effects, the reputation of our products in the marketplace may suffer. In addition, should any of our future products have a significant price difference and if they are used interchangeably, off‑label uses may cause a decline in our revenues or potential revenues.

Furthermore, while physicians may choose to prescribe treatments for uses that are not described in the product’s labeling and for uses that differ from those approved by regulatory authorities, our ability to promote the products is limited to those indications that are specifically approved by the EMA, the FDA or other regulatory authorities. Although regulatory authorities generally do not regulate the behavior of physicians, they do restrict communications by companies on the subject of off‑label use. If our promotional activities fail to comply with these regulations or guidelines, we may be subject to warnings from, or enforcement action by, these authorities. In the United States, “off‑label promotion” by pharmaceutical companies has resulted in significant litigation under the Federal False Claims Act, violations of which may result in substantial civil penalties and fines as well as exclusion from government health care programs. More generally, failure to follow the rules and guidelines of regulatory agencies relating to promotion and advertising, such as that promotional materials not be false or misleading, can result in refusal to approve a product, the suspension or withdrawal of an approved product from the market, product recalls, fines, disgorgement of money, operating restrictions, injunctions or criminal prosecution.

If we fail to manage our growth effectively, our business could be disrupted.

Our future financial performance and ability to successfully commercialize our products and to compete effectively will depend, in part, on our ability to manage any future growth effectively. We have made and expect to continue to make significant investments to enable our future growth through, among other things, new product development, clinical trials for new indications and expansion of our marketing and sales infrastructure. While we believe that our current manufacturing capacity is sufficient to meet the expected near‑term commercial demand for NexoBrid, we are planning to increase the capacity by constructing a new manufacturing facility, which we estimate will be valid and qualified, subject to successful authorities’ cGMP audit, during 2022 and which we believe will cost approximately $12‑15 million. We must also be prepared to expand our work force and train, motivate and manage additional employees as the need for additional personnel arises. Even following expansion, our facilities, personnel, systems, procedures and controls may not be adequate to support our future operations, or we may expand, but then fail to grow our sales of NexoBrid or our pipeline product candidates sufficiently to support such operational growth. Any failure to manage future growth effectively could have a material adverse effect on our business and results of operations.

Exchange rate fluctuations between the U.S. dollar and the Israeli shekel, the Euro and other non‑U.S. currencies may negatively affect our earnings.

The dollar is our functional and reporting currency. However, a significant portion of our operating expenses are incurred in Israeli shekels and Euros. As a result, we are exposed to the risks that the shekel may appreciate relative to the dollar, or, if the shekel instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the shekel, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar‑denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the shekel against the dollar. For example, the dollar depreciated relative to the shekel by 9.8% and 1.5% in 2017 and 2016, respectively, while the dollar appreciated relative to the shekel by 0.3% in 2015. If the dollar or Euro cost of our operations in Israel increases, our dollar‑ and Euro‑measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

In addition, we expect that our revenues will continue to be denominated in currencies other than the dollar and the shekel, such as the Euro. Therefore, our operating results and cash flows are also subject to fluctuations due to changes in the relative values of the dollar and these foreign currencies. These fluctuations could negatively affect our operating results and could cause them to vary from quarter to quarter. Furthermore, to the extent that we may receive revenues from sales in certain countries, such as certain countries in the Asia Pacific region, where our sales are expected to be denominated in dollars, a strengthening of the dollar in relation to other currencies could make our products less competitive in those foreign markets and collection of receivables more difficult. For further information, see “ITEM 11. Quantitative and Qualitative Disclosures About Market Risk” elsewhere in this annual report.

Certain of our business practices could become subject to scrutiny by regulatory authorities, as well as to lawsuits brought by private citizens. Failure to comply with applicable law or an adverse decision in lawsuits may result in adverse consequences to us.

The laws governing our conduct in the United States are enforceable by criminal, civil and administrative penalties. Violations of laws such as the Federal Food, Drug and Cosmetic Act (the “FDCA”), the Public Health Service Act, the Federal False Claims Act, provisions of the U.S. Social Security Act, including the “Anti‑Kickback Statute,” or any regulations promulgated under their authority, may result in various administrative, civil and criminal sanctions, jail sentences, fines or exclusion from federal and state programs, as may be determined by the U.S. Department of Justice, the Office of Inspector General of the U.S. Department of Health and Human Services (the “OIG”), the Centers for Medicare & Medicaid Services, other regulatory authorities and the courts. There can be no assurance that our activities will not come under the scrutiny of regulators and other government authorities or that our practices will not be found to violate applicable laws, rules and regulations or prompt lawsuits by private citizen “relators” under federal or state false claims laws.

The federal Anti‑Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any good, facility, item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor.

For example, even common business arrangements, such as discounted terms and volume incentives for customers in a position to recommend or choose drugs and devices for patients, such as physicians and hospitals, can result in substantial legal penalties, including, among other things, exclusion from Medicare and Medicaid programs if not carefully structured to comply with applicable requirements. Also, certain business practices, such as payment of consulting fees to healthcare providers, sponsorship of educational or research grants, charitable donations, interactions with healthcare providers and financial support for continuing medical education programs, must be conducted within narrowly prescribed and controlled limits to avoid any possibility of unlawfully inducing healthcare providers to prescribe or purchase particular products or rewarding past prescribing. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti‑Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case‑by‑case basis based on a cumulative review of all its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the Anti‑Kickback Statute has been violated. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Moreover, a claim including items or services resulting from a violation of the federal Anti‑Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

Significant enforcement activity has also taken place under federal and state false claims act statutes. Violations of the federal False Claims Act can result in treble damages, and a penalty of up to $21,563 for each false claim submitted for payment. Several pharmaceutical, device and other healthcare companies have been prosecuted under these laws for, among other things, allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of products for unapproved, and thus non‑covered, uses. The government may further prosecute conduct constituting a false claim under the criminal False Claims Act. The criminal False Claims Act prohibits the making or presenting of a claim to the government knowing such claim to be false, fictitious, or fraudulent and, unlike the civil False Claims Act, requires proof of intent to submit a false claim.

The federal False Claims Act, as well as certain state false claims acts, also permits relators to file complaints in the name of the United States (and if applicable, particular states). These relators may be entitled to receive up to 30% of total recoveries and have been active in pursuing cases against pharmaceutical companies. Where practices have been found to involve improper incentives to use products, the submission of false claims, or other improper conduct, government investigations and assessments of penalties against manufacturers have resulted in substantial damages and fines. In addition, to avoid exclusion from participation in federal healthcare programs, many manufacturers have been required to enter into Corporate Integrity Agreements that prescribe allowable corporate conduct and impose reporting and disclosure obligations by the manufacturer to the government. Failure to satisfy requirements under the FDCA can also result in a variety of administrative, civil and criminal penalties, including injunctions or consent decrees that prescribe allowable corporate conduct.

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third‑party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Like the Anti‑Kickback Statute, the Affordable Care Act amended the intent standard for certain healthcare fraud statutes under HIPAA such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

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

To enhance compliance with applicable healthcare laws, and mitigate potential liability in the event of noncompliance, regulatory authorities, such as the OIG, have recommended the adoption and implementation of a comprehensive health care compliance program that generally contains the elements of an effective compliance and ethics program described in Section 8B2.1 of the U.S. Sentencing Commission Guidelines Manual. Increasing numbers of U.S.‑based pharmaceutical companies have such programs. As NexoBrid is not yet approved for marketing in the United States, we have not adopted U.S. healthcare compliance and ethics programs that generally incorporate the OIG’s recommendations. Even if we do adopt such compliance and ethics programs in the future, there can be no assurance that we will avoid any compliance issues.

In addition, we are subject to analogous state and foreign laws and regulations, such as state anti‑kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non‑governmental third‑party payors, including private insurers; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in certain circumstances. Many of these laws differ from each other in significant ways and often are not preempted by the U.S. Health Insurance Portability and Accountability Act of 1996 thus complicating compliance efforts.

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

As a public company with securities registered under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”). The FCPA and similar worldwide anti‑bribery laws generally prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. While we continue to maintain and enhance internal policies mandating compliance with these anti‑bribery laws, we may operate in parts of the world that have experienced governmental corruption to some degree and in certain circumstances, strict compliance with anti‑bribery laws may conflict with local customs and practices or may require us to interact with doctors and hospitals, some of which may be state controlled, in a manner that is different than in the United States. Our internal control policies and procedures may not be sufficient to effectively protect us against reckless or criminal acts committed by our employees or agents. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our financial condition, results of operations and cash flows.

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

We must comply with numerous laws and regulations relating to the formation, administration and performance of government contracts, which can make it more difficult for us to retain our rights under our BARDA contract. These laws and regulations affect how we conduct business with government agencies. Among the most significant government contracting regulations that affect our business are:

•
the Federal Acquisition Regulations (“FAR”) and agency‑specific regulations supplemental to the FAR, which comprehensively regulate the procurement, formation, administration and performance of government contracts;

•
business ethics and public integrity obligations, which govern conflicts of interest and the hiring of former government employees, restrict the granting of gratuities and funding of lobbying activities and include other requirements such as the Anti‑Kickback Statute and Foreign Corrupt Practices Act;

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

We could be subject to product liability lawsuits, which could result in costly and time‑consuming litigation and significant liabilities.

The development of biopharmaceutical products involves an inherent risk of product liability claims and associated adverse publicity. Our products may be found to be harmful or to contain harmful substances. This exposes us to substantial risk of litigation and liability or may force us to discontinue production of certain products. Although we have product liability insurance covering up to $10.0 million for claims in the European Union, Israel and Argentina, the coverage may not insure us against all claims that may be asserted against us. Product liability insurance is costly and often limited in scope. There can be no assurance that we will be able to obtain or maintain insurance on reasonable terms or to otherwise protect ourselves against potential product liability claims that could impede or prevent commercialization of NexoBrid, EscharEx or our pipeline product candidates. Furthermore, a product liability claim could damage our reputation, whether or not such claims are covered by insurance or are with or without merit. A product liability claim against us or the withdrawal of a product from the market could have a material adverse effect on our business or financial condition. Furthermore, product liability lawsuits, regardless of their success, would likely be time‑consuming and expensive to resolve and would divert management’s time and attention, which could seriously harm our business.

Our success depends in part on our ability to obtain and maintain protection for the intellectual property relating to, or incorporated into, our technology and products.

Our commercial success depends in part on our ability to obtain and maintain patent protection and trade secret protection for our intellectual property and proprietary technologies, our products and their uses, as well as our ability to operate without infringing upon the proprietary rights of others. We rely on a combination of patent, trademark and trade secret laws, non‑disclosure and confidentiality agreements, licenses, assignments of invention agreements and other restrictions on disclosure and use to protect our intellectual property rights.

As of December 31, 2017, we had been granted a total of 65 patents and have 15 pending patent applications. The family of patents that covers NexoBrid specifically includes 35 granted patents worldwide and 1 pending national phase application. EscharEx is covered in 2 provisional patent applications (“PCT”) and 4 national phase applications. However, there can be no assurance that patent applications relating to our products, processes or technologies will result in patents being issued, that any patents that have been issued will be adequate to protect our intellectual property or that we will enjoy patent protection for any significant period of time. Additionally, any issued patents may be challenged by third parties, and patents that we hold may be found by a judicial authority to be invalid or unenforceable. Other parties may independently develop similar or competing technology or design around any patents that may be issued to or held by us. Our current patents will expire or they may otherwise cease to provide meaningful competitive advantage, and we may be unable to adequately develop new technologies and obtain future patent protection to preserve our competitive advantage or avoid adverse effects on our business.

Our patent protection may be limited, subjecting us to challenges by competitors.

At present, we consider our patents relating to our proteolytic enzyme technology, which underlies NexoBrid, EscharEx and our current pipeline product candidates, to be material to the operation of our business as a whole. Our patents which cover NexoBrid claim specific mixtures of proteolytic enzymes, methods of producing such mixtures and methods of treatment using such mixtures. Although the protection achieved is significant for NexoBrid, EscharEx and our pipeline product candidates, when looking at our patents’ ability to block competition, the protection offered by our patents may be, to some extent, more limited than the protection provided by patents which claim chemical structures that were previously unknown. If our patents covering NexoBrid in various jurisdictions were subject to a successful challenge or if a competitor were able to successfully design around them, our business and competitive advantage could be significantly affected.

In addition, the patent landscape in the biotechnology field is highly uncertain and involves complex legal, factual and scientific questions, and changes in either patent laws or in the interpretation of patent laws in the United States and other countries may diminish the value and strength of our intellectual property or narrow the scope of our patent protection. In addition, we may fail to apply for or be unable to obtain patents necessary to protect our technology or products or enforce our patents due to lack of information about the exact use of our process by third parties. Even if patents are issued to us, they may be challenged, narrowed, invalidated, held to be unenforceable or circumvented, which could limit our ability to prevent competitors from using similar technology or marketing similar products, or limit the length of time our technologies and products have patent protection. In addition, we are a party to license agreements with each of Mark Klein and L.R. R&D Ltd., an entity which is wholly‑owned by Prof. Lior Rosenberg, that impose various obligations upon us as a licensee, including, with respect to the agreement with Mark Klein, the obligation to make milestone and royalty payments contingent on the sales of NexoBrid. If we fail to comply with these obligations, the licensor may terminate the license, in which event we might not be able to market any product that is covered by the licensed intellectual property, including NexoBrid.

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

Effective protection of our intellectual property rights may be unavailable or limited in some countries, and even if available, we may fail to pursue or obtain necessary intellectual property protection in such countries, including because filing, prosecuting, maintaining and defending patents on product candidates in all countries throughout the world would be prohibitively expensive. In addition, the legal systems of certain countries do not favor the aggressive enforcement of patents and other intellectual property rights, and the laws of certain foreign countries do not protect our rights to the same extent as the laws of the United States. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products, and we may be unable to prevent such competitors from importing such infringing products into territories where we have patent protection but where enforcement is not as strong as in the United States or into jurisdictions in which we do not have patent protection. These products may compete with our product candidates and our patents and other intellectual property rights may not be effective or sufficient to prevent them from competing in those jurisdictions.

Our currently issued NexoBrid Family patents are nominally due to expire at various dates between 2025 and 2029. However, because of the extensive time required for development, testing and regulatory review of a potential product, and although such delays may entitle us to patent term extensions, it is possible that, before NexoBrid can be commercialized in additional jurisdictions and/or before any of our future products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantages of the patent. The international PCT patent applications relating to EscharEx were filed on January 30, 2017. If national phase applications of these PCT applications are filed in due course and if granted, the expiration date of these patents would be January 30, 2037, absent patent‑term extensions. Our pending and future patent applications may not lead to the issuance of patents or, if issued, the patents may not be issued in a form that will provide us with any competitive advantage. We also cannot guarantee that:

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

Additionally, unauthorized use of our intellectual property may have occurred or may occur in the future. Any failure to identify unauthorized use of, and otherwise adequately protect, our intellectual property could adversely affect our business, including by reducing the demand for our products. Any reported adverse events involving counterfeit products that purport to be our products could harm our reputation and the sale of our products. Moreover, if we are required to commence litigation related to unauthorized use, whether as a plaintiff or defendant, such litigation would be time‑consuming, force us to incur significant costs and divert our attention and the efforts of our management and other employees, which could, in turn, result in lower revenue and higher expenses.

In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know‑how.

We rely on proprietary information, such as trade secrets, know‑how and confidential information, to protect intellectual property that may not be patentable or that we believe is best protected by means that do not require public disclosure. We generally seek to protect this proprietary information by entering into confidentiality agreements, or consulting, services or employment agreements that contain non‑disclosure and non‑use provisions with our employees, consultants, contractors, scientific advisors and third parties. However, we may fail to enter into the necessary agreements, and even if entered into, these agreements may be breached or otherwise fail to prevent disclosure, third‑party infringement or misappropriation of our proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. We have limited control over the protection of trade secrets used by our suppliers and service providers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, our proprietary information may otherwise become known or be independently developed by our competitors or other third parties. To the extent that our employees, consultants, contractors, scientific advisors and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know‑how and inventions. Costly and time‑consuming litigation could be necessary to enforce and determine the scope of our and relevant third parties’ proprietary rights and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position. In addition, if a third party is able to establish that we are using their proprietary information without their permission, we may be required to obtain a license to such information or, if such a license is not available, re‑design our products to avoid any such unauthorized use or temporarily delay or permanently stop manufacturing or sales of the affected products. Furthermore, laws regarding trade secret rights in certain markets where we operate may afford little or no protection to our trade secrets.

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

Some of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including potential competitors. While we take steps to prevent our employees from using the proprietary information or know‑how of others in their work for us, we may be subject to claims that we or these employees have inadvertently or otherwise used or disclosed intellectual property, trade secrets or other proprietary information of any such employee’s former employer. Litigation may be necessary to defend against these claims and, even if we are successful in defending ourselves, could result in substantial costs to us or be distracting to our management. If we fail to defend any such claims successfully, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel.

If we are unable to protect our trademarks from infringement, our business prospects may be harmed.

We own trademarks that identify “MediWound,” “NexoBrid” and “EscharEx,” among others, and have registered these trademarks in certain key markets. Although we take steps to monitor the possible infringement or misuse of our trademarks, it is possible that third parties may infringe, dilute or otherwise violate our trademark rights. Any unauthorized use of our trademarks could harm our reputation or commercial interests. In addition, our enforcement against third‑party infringers or violators may be unduly expensive and time‑consuming, and the outcome may be an inadequate remedy.

We may be subject to claims that we infringe, misappropriate or otherwise violate the intellectual property rights of third parties.

Our development, marketing or sale of NexoBrid, EscharEx or our pipeline product candidates may infringe or be accused of infringing one or more claims of an issued patent or may fall within the scope of one or more claims in a published patent application that may be subsequently issued and to which we do not hold a license or other rights. We may also be subject to claims that we are infringing, misappropriating or otherwise violating other intellectual property rights, such as trademarks, copyrights or trade secrets. Third parties could therefore bring claims against us or our strategic partners that would cause us to incur substantial expenses, including litigation costs or costs associated with settlement, and, if successful against us, could cause us to pay substantial damages. Further, if such a claim were brought against us, we could be forced to temporarily delay or permanently stop manufacturing or sales of NexoBrid, EscharEx or our pipeline product candidates that are the subject of the suit.

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

There have been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. In addition, to the extent that we gain greater visibility and market exposure as a public company in the United States, we face a greater risk of being involved in such litigation. In addition to infringement claims against us, we may become a party to other patent litigation and other proceedings, including interference, opposition, re‑examination and similar proceedings before the U.S. Patent and Trademark Office and its foreign counterparts, regarding intellectual property rights with respect to NexoBrid, EscharEx or our pipeline product candidates. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. A negative outcome could result in liability for monetary damages, including treble damages and attorneys’ fees if, for example, we are found to have willfully infringed a patent. A finding of infringement could prevent us from developing, marketing or selling a product or force us to cease some or all of our business operations. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace, and patent litigation and other proceedings may also absorb significant management time.

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

We generally enter into non‑competition agreements with our employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors or clients for a limited period. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefitting from the expertise our former employees or consultants developed while working for us. For example, Israeli labor courts have required employers seeking to enforce non‑compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the protection of a company’s trade secrets or other intellectual property.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been developed for us by our employees in the course of their employment. Under the Israeli Patent Law, 5727‑1967, or the Patent Law, inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee proprietary rights. The Patent Law also provides under Section 134 that if there is no agreement between an employer and an employee as to whether the employee is entitled to consideration for service inventions, and to what extent and under which conditions, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine these issues. Section 135 of the Patent law provides criteria for assisting the Committee in making its decisions. According to case law handed down by the Committee, an employee’s right to receive consideration for service inventions is a personal right and is entirely separate from the proprietary rights in such invention. Therefore, this right must be explicitly waived by the employee. A decision handed down in May 2014 by the Committee clarifies that the right to receive consideration under Section 134 can be waived and that such waiver can be made orally, in writing or by behavior like any other contract. The Committee will examine, on a case by case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration, nor the criteria or circumstances under which an employee’s waiver of his right to remuneration will be disregarded. Similarly, it remains unclear whether waivers by employees in their employment agreements of the alleged right to receive consideration for service inventions should be declared as void being a depriving provision in a standard contract. We generally enter into assignment‑of‑invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us. Although our employees have agreed to assign to us service invention rights and have specifically waived their right to receive any special remuneration for such service inventions beyond their regular salary and benefits, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current or former employees or be forced to litigate such claims, which could negatively affect our business.

Risks Related to an Investment in Our Ordinary Shares

The market price of our ordinary shares may be subject to fluctuation and you could lose all or part of your investment.

Our ordinary shares were first offered publicly in our IPO in March 2014 at a price of $14.00 per share, and our ordinary shares have subsequently traded as high as 18.16 per share and as low as $3.56 per share through March 15, 2018. The market price of our ordinary shares on the Nasdaq Global Market may fluctuate as a result of a number of factors, some of which are beyond our control, including, but not limited to:

•	actual or anticipated variations in our and our competitors’ results of operations and financial condition;

•	market acceptance of our products;

•	general economic and market conditions and other factors, including factors unrelated to our operating performance;

•	the mix of products that we sell and related services that we provide;

•	changes in earnings estimates or recommendations by securities analysts, if our ordinary shares continue to be covered by analysts;

•	publication of the results of preclinical or clinical trials for NexoBrid, EscharEx or any of our pipeline product candidates;

•	failure by us to achieve a publicly announced milestone;

•	delays between our expenditures to develop and market new or enhanced products and the generation of sales from those products;

•	development of technological innovations or new competitive products by others;

•	announcements of technological innovations or new products by us;

•	regulatory developments and the decisions of regulatory authorities as to the marketing of our current products or the approval or rejection of new or modified products;

•	developments concerning intellectual property rights, including our involvement in litigation;

•	changes in our expenditures to develop, acquire or license new products, technologies or businesses;

•	changes in our expenditures to promote our products;

•	our sale or proposed sale, or the sale by our significant shareholders, of our ordinary shares or other securities in the future;

•	changes in key personnel;

•	success or failure of our research and development projects or those of our competitors; and

•	the trading volume of our ordinary shares.

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

If our existing shareholders, particularly certain of our directors or their affiliates or certain of our executive officers, sell a substantial number of our ordinary shares in the public market, the market price of our ordinary shares could decrease significantly. The perception in the public market that our shareholders might sell our ordinary shares could also depress the market price of our ordinary shares and could impair our future ability to obtain capital, especially through an offering of equity securities. On March 7, 2016, the SEC declared effective our shelf registration statement on Form F‑3, which registered the resale of 11,640,827 shares subject to registration rights. All shares sold pursuant to an offering covered by such registration statement will be freely transferable. See “ITEM 7.B. Related Party Transactions—Registration Rights Agreement.” In September 2017, we completed an underwritten public offering of 5,037,664 of our ordinary shares. Sales by us or our shareholders of a substantial number of ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

In addition to these registration rights, as of March 15, 2018, 1,928,068 ordinary shares are subject to outstanding option awards granted to employees and office holders under our share incentive plans, including 1,569,818 ordinary shares issuable under currently exercisable share options. On April 28, 2014, we filed a registration statement on Form S‑8 registering the issuance of up to 3,032,742 ordinary shares issuable under our share incentive plans, which amount included 2,178,806 ordinary shares issuable upon the exercise of option awards previously granted under our 2003 Israeli Share Option Plan and 853,936 ordinary shares issuable under our 2014 Equity Incentive Plan. On January 1, 2015 and 2018, the shares available for issuance under our 2014 Equity Incentive Plan automatically increased by 431,006 and 540,955 shares, respectively. As of March 15, 2018, 3,229,386 shares remained available for issuance under our share incentive plans, which amount includes 1,301,318 ordinary shares subject to outstanding awards. Shares included in such registration statement may be freely sold in the public market upon issuance, except for shares held by affiliates who have certain restrictions on their ability to sell.

The significant share ownership position of Clal Biotechnology Industries Ltd. may limit your ability to influence corporate matters.

As of March 15, 2018, Clal Biotechnology Industries Ltd. (“CBI”), beneficially owns or controls, directly and indirectly, 34.9% of our issued and outstanding ordinary shares. Accordingly, CBI is able to significantly influence the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors and the outcome of any proposed merger or consolidation of the company. CBI’s interests may not be consistent with those of our other shareholders. In addition, CBI’s significant interest in us may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of our ordinary shares.

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

As a foreign private issuer, we are permitted to, and do, follow certain home country corporate governance practices instead of those otherwise required under the Nasdaq Stock Market for domestic U.S. issuers. For instance, we follow home country practice in Israel with regard to the (i) quorum requirement for shareholder meetings, (ii) independent director oversight of director nominations requirement and (iii) independence requirement for the board of directors. See “ITEM 16G. Corporate Governance.” We may in the future elect to follow home country practices in Israel with regard to other matters as well, such as the formation and composition of the nominating and corporate governance committee, separate executive sessions of independent directors and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity‑based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Global Market may provide less protection to you than what is accorded to investors under the Nasdaq Stock Market rules applicable to domestic U.S. issuers. See “ITEM 16G. Corporate Governance.”

As a foreign private issuer, we are not subject to the provisions of Regulation FD or U.S. proxy rules and are exempt from filing certain Exchange Act reports.

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short‑swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and we are generally exempt from filing quarterly reports with the SEC under the Exchange Act. Moreover, we are not required to comply with Regulation FD, which prohibits the selective disclosure of material nonpublic information to, among others, broker‑dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. Even though we intend to comply voluntarily with Regulation FD, these exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our Chief Executive Officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis. Nevertheless, the regulations promulgated under the Israeli Companies Law require us to disclose the annual compensation of our five most highly compensated officers on an individual, rather than on an aggregate, basis. See “ITEM 6.B. Compensation.” Under the Companies Law regulations, this disclosure is required to be included in the proxy statement for our annual meeting of shareholders each year, which we furnish to the SEC under cover of a Report of Foreign Private Issuer on Form 6‑K. Because of that disclosure requirement under Israeli law, we are also including such information in this annual report, pursuant to the disclosure requirements of Form 20‑F.

We would lose our foreign private issuer status if a majority of our outstanding ordinary shares are held of record by U.S. shareholders and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we lose our foreign private issuer status, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would also be required to follow U.S. proxy disclosure requirements, including the requirement to disclose more detailed information about the compensation of our senior executive officers on an individual basis. We may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not emerging growth companies. Most of such requirements relate to disclosures that we would only be required to make if we cease to be a foreign private issuer in the future. Nevertheless, as a foreign private issuer that is an emerging growth company, we will not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes‑Oxley Act for up to five fiscal years after the date of our initial public offering. We will remain an emerging growth company until the earliest of: (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.07 billion; (b) December 31, 2019, the last day of our fiscal year following the fifth anniversary of the closing of our initial public offering; (c) the date on which we have, during the previous three‑year period, issued more than $1.0 billion in non‑convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find our ordinary shares less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

If we are unable to satisfy the requirements of Section 404 of the Sarbanes‑Oxley Act, or if our internal control over financial reporting or our disclosure controls and procedures are not effective, investors may lose confidence in the accuracy and the completeness of the reports we furnish or file with the SEC, the reliability of our financial statements may be questioned and our share price may suffer.

We are required to comply with the internal control, evaluation and certification requirements of Section 404 of the Sarbanes‑Oxley Act of 2002 (the “Sarbanes‑Oxley Act”). Pursuant to Section 404(a) of the Sarbanes‑Oxley Act, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting. Additionally, pursuant to Section 404(b) of the Sarbanes‑Oxley Act, unless we lose our status as an “emerging growth company” under the JOBS Act prior to the end of the fiscal year in which the fifth anniversary of our IPO occurred, we will not be required to obtain an auditor attestation under Section 404 of the Sarbanes‑Oxley Act until the year ended December 31, 2019.

To maintain the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, we expect that we will need to continue to enhance existing, and implement new, financial reporting and management systems, procedures and controls to manage our business effectively and support our growth in the future. The process of evaluating our internal control over financial reporting requires an investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. The determination and any remedial actions required could divert internal resources and take a significant amount of time and effort to complete and could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants.

Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently, it could adversely affect our operations, financial reporting or results of operations. Further, if our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned and our share price may suffer.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Based on certain estimates of our gross income and gross assets and the nature of our business, we do not believe we were classified as a PFIC for the taxable year ended December 31, 2017. There can be no assurance that we will not be considered a PFIC for the current or any future taxable year. PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gain, the loss of the preferential rate that may be applicable to dividends received on our ordinary shares by individuals who are U.S. Holders (as defined in “ITEM 10.E. Taxation—United States Federal Income Taxation”), and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark‑to‑market treatment) of our ordinary shares. However, we do not intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we are classified as a PFIC. See “ITEM 10.E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”

Risks Primarily Related to our Operations in Israel

Our headquarters, manufacturing and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel and by conflicts between Israel and other countries.

Our headquarters, manufacturing and research and development facilities are located in Yavne, Israel. In addition, the majority of our key employees, officers and directors are residents of Israel. In recent years, there has been political, economic, and military instability in Israel, including hostilities between Israel and its Arab neighbors, Hezbollah (an Islamist militia and political group in Lebanon) and Hamas (an Islamist militia and political group in the Gaza strip).

Recent political uprisings, social unrest and violence in various countries in the Middle East and North Africa, including Israel’s neighbors Egypt and Syria, are affecting the political stability in those regions. This instability may lead to deterioration of the political relationships that exist between Israel and these countries and have raised concerns regarding security in the region. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons, and has been expanding its influence in Syria and in Lebanon through Hezbollah and other proxy terrorist groups. Although Iran’s activities have not directly affected the political and economic conditions in Israel, Iran’s purpose is widely believed to take control of the Middle East, including Israel. These events and any future political, economic and military instability have the potential to interrupt our operations by damaging our facilities or preventing our employees, officers and directors from working. Such interruptions or stoppages may result in a material adverse effect on our business, operations and results of operations.

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

As of December 31, 2017, we had 60 employees based in Israel, certain of which may be called upon to perform up to 54 days of military service in each three‑year period (and in the case of non‑officer commanders or officers, up to 70 or 84 days, respectively, in each three‑year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their specific military profession, up to 45 or even 49 years of age). In certain emergency circumstances, these employees may be called to immediate and unlimited active duty. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and results of operations.

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

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax‑free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred.

We received Israeli government grants for certain research and development activities. The terms of those grants require us to satisfy specified conditions and to pay penalties in addition to repayment of the grants upon certain events.

Our research and development efforts were and are financed in part through grants from the Israeli Innovation Authority (“IIA“), formerly operating as the Israeli Office of the Chief Scientist (the “OCS”). The total gross amount of grants actually received by us from the IIA, including accrued LIBOR interest and net of royalties actually paid as of December 31, 2017, totaled approximately $13.4 million and the amortized cost (using the interest method) of the liability as of that date totaled approximately $7.4 million. As of December 31, 2017, we had accrued and paid royalties to the IIA $152 thousands. We expect to receive additional grants from the IIA through March 2018, and we applied for further grants for 2018. However, as the funds available for IIA grants out of the annual budget of the State of Israel have been reduced in the past and may be further reduced in the future, we cannot predict whether we will be entitled to any future grants, or the amounts of any such grants.

The grants are repayable by payment of royalties from the sale of products developed as part of the programs for which grants were received. Our obligation to pay these royalties is contingent on our actual sale of such products and services. In the absence of such sales, no payment of such royalties is required.

Even following full repayment of any IIA grants, we must nevertheless continue to comply with the requirements of the Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744‑1984 (formerly known as the Law for the Encouragement of Industrial Research and Development, 5744‑1984), and related regulations (collectively, the “Innovation Law”). When a company develops know‑how, technology or products using IIA grants, the terms of these grants and the Innovation Law restrict the transfer outside of Israel of such know‑how, and the manufacturing or manufacturing rights of such products, technologies or know‑how, without the prior approval of the IIA. Therefore, if aspects of our technologies are deemed to have been developed with IIA funding, the discretionary approval of an IIA committee would be required for any transfer to third parties outside of Israel of know‑how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel.

The transfer of IIA‑supported technology or know‑how or manufacturing or manufacturing rights related to aspects of such technologies outside of Israel may involve the payment of significant penalties and other amounts, depending upon the value of the transferred technology or know‑how, the amount of IIA support, the time of completion of the IIA‑supported research project and other factors. If our products are manufactured outside of Israel, assuming we receive prior approval from the IIA for the foreign manufacturing, we may be required to pay increased royalties. The increase in royalties depends on the manufacturing volume that is performed outside of Israel. These restrictions and requirements for payment may impair our ability to sell our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know‑how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.

It may be difficult to enforce a judgment of a U.S. court against us, our officers and directors or the Israeli experts named in this annual report in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our officers and directors and these experts.

We are incorporated in Israel. All of our executive officers and three of our directors listed in this annual report reside outside of the United States, and most of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time‑consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

Your rights and responsibilities as a shareholder will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in U.S.‑based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an office holder in the company or has another power with respect to the company, has a duty to act in fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. See “ITEM 6.C. Board Practices.” Some of the parameters and implications of the provisions that govern shareholder behavior have not been clearly determined. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

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

Item 4.    INFORMATION ON THE COMPANY

A.          History and Development of the Company

Our History

MediWound Ltd. (“MediWound”) was founded in January 2000 with the goal of developing, manufacturing and commercializing novel products to address unmet needs in the fields of severe burns as well as chronic and other hard‑to‑heal wounds and connective tissue disorders. In December 2012, our innovative biopharmaceutical product, NexoBrid, received marketing authorization from the EMA for removal of dead or damaged tissue in adults with severe burns, and in December 2013, we launched NexoBrid in the European Union.

In March 2014, we listed our shares on the Nasdaq Global Market. We are a company limited by shares organized under the laws of the State of Israel. We are registered with the Israeli Registrar of Companies. Our registration number is 51‑289494‑0. Our principal executive offices are located at 42 Hayarkon Street, Yavne 8122745, Israel, and our telephone number is +972 (77)‑971‑4100. Our website address is www.MediWound.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. We have included our website address in this annual report solely for informational purposes. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711, and its telephone number is +1 (302) 738‑6680.

Principal Capital Expenditures

See “ITEM 5.B. Liquidity and Capital Resources.”

B.          Business Overview

We are a fully integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel therapeutics products to address unmet needs in the fields of severe burns, chronic and other hard‑to‑heal wounds, connective tissue disorders and other indications. Our first innovative biopharmaceutical product, NexoBrid, received marketing authorization from the EMA and the Israeli and Argentinean Ministries of Health for removal of dead or damaged tissue, known as eschar, in adults with deep partial‑ and full‑thickness thermal burns, also referred to as severe burns. NexoBrid, which is based on our patented proteolytic enzyme technology, represents a new paradigm in burn care management and our clinical trials have demonstrated, with statistical significance, its ability to non‑surgically and rapidly remove the eschar earlier relative to existing standard of care upon patient admission, without harming viable tissues. We have established a commercial organization for the marketing, sales and distribution of NexoBrid, including European headquarters in Germany and sales and marketing teams throughout Europe. We sell NexoBrid in Europe, Israel through our commercial organization, and we have launched NexoBrid in Argentina, through our local distributor, during 2016. We are conducting U.S. Phase 3 pivotal study to support a BLA submission to the FDA and a pediatric Phase 3 study to broaden the approved indication of NexoBrid. We manufacture NexoBrid in our state‑of‑the‑art, EMA‑certified, cGMP‑compliant, sterile pharmaceutical products manufacturing facility at our headquarters in Yavne, Israel.

NexoBrid is an easy to use, topically‑applied product that removes eschar in four hours without harming the surrounding healthy tissues. The removal of eschar is a procedure also known as debridement. Debridement is a critical first step in the successful healing of severe burns and chronic and other hard‑to‑heal wounds. Under existing SOC, burn eschar may be removed either by employing certain existing topical agents that have been found to be minimally effective or that take a significantly longer period of time to work, or by resorting to non‑selective surgery, which is traumatic and may result in loss of blood and viable tissue. NexoBrid’s rapid and selective debridement alleviates the known risks associated with eschar, such as infection, eventual sepsis, wound deterioration and consequential scarring, and it allows physicians to reach an informed decision on further treatment at an earlier stage by direct visual assessment of the actual burn depth. Furthermore, NexoBrid minimizes the burden associated with invasive surgical procedures, reduces the need for skin grafting and sacrifice of healthy tissue from donor sites on a patient’s body and generally results in a more favorable overall long‑term patient outcome. NexoBrid has been investigated in hundreds of patients across more than 15 countries and four continents in seven completed Phase 2 and Phase 3 clinical studies. There have been hundreds of presentations and award winning abstracts of NexoBrid in international and national scientific conferences, and NexoBrid has been presented in over 30 peer‑reviewed papers as well as in a chapter in Total Burn Care, a leading medical textbook, resulting in support from hundreds of burn specialists and key opinion leaders. Awareness of NexoBrid continues to grow through our marketing efforts and continued multinational clinical development.

Our second innovative product candidate, EscharEx, is a topical biological drug being developed for debridement of chronic and other hard‑to‑heal wounds and is complementary to the large number of existing wound healing products, which require a clean wound bed in order to heal the wound. EscharEx contains the same proteolytic enzyme technology as NexoBrid, and benefits from the wealth of existing development data on NexoBrid. We have reported final results from our second Phase 2 study evaluating EscharEx for the debridement of chronic and other hard‑to‑heal wounds. In two Phase 2 studies that we conducted, this technology demonstrated safety and efficacy in the debridement of chronic and other hard‑to‑heal wounds, in a few applications.

The market opportunities for our patented proteolytic enzyme technology include both eschar removal of severe burns using NexoBrid and debridement of chronic and other hard‑to‑heal wounds using EscharEx. Approximately 100,000 patients with severe burns are hospitalized every year in the United States and Europe. The severe burn patients are predominantly treated by specialists in approximately 250 burn centers in Europe and the United States, as well as at burn units of large hospitals in Europe.

In addition to marketing NexoBrid in Europe, we have signed local distribution agreements for distribution in Argentina, Russia, South Korea, Mexico, Colombia, Peru, Chile, Ecuador, Panama, India, Bangladesh, Sri Lanka, Japan, and Taiwan. We plan to target other international markets, such as Latin America, certain Asia‑Pacific countries and members of the Commonwealth of Independent States (“CIS”), by leveraging our approved registration file for additional regional marketing authorizations.

In additional to the market opportunities for NexoBrid discussed above, we believe that NexoBrid has the potential to play a critical role in the event of a mass casualty incident (“MCI”), which is generally defined as any incident in which emergency medical services resources, such as personnel and equipment, are overwhelmed by the number and severity of casualties. A variety of public emergencies may give rise to an MCI, such as terrorist attacks, natural disasters, fires and explosions. One example of a MCI is a mass burn casualty disaster, which is defined by the American Burn Association as a catastrophic event in which the number of burn victims exceeds the capacity of the local burn center to provide optimal care. If a significant number of burn victims arrive at a burn center following an event, some victims may go untreated until the bottleneck is resolved. The use of non‑surgical means that are capable of providing fast debridement without harming healthy tissues, particularly during public health emergencies, could potentially reduce the time, labor and resource burdens associated with the current standard‑of‑care, thereby enabling the treatment of more patients. In the event of a mass burn casualty disaster, healthcare professionals can use NexoBrid to begin treatment at the patient’s bedside without the need for a surgical team and facilities. NexoBrid has demonstrated in clinical studies, with statistical significance, its ability to non‑surgically and rapidly remove eschar in a single four‑hour application. Once the acute treatment has been completed, the wound can be covered with available means and further managed once the MCI is under control and the bottlenecks resolved. NexoBrid has been recognized by BARDA as a potential solution for treatment of burns in the event of a MCI. In September 2015, we were awarded a contract by BARDA valued at up to $112 million for the advancement of the development and manufacturing, as well as the procurement, of NexoBrid as a medical countermeasure as part of BARDA’s preparedness for mass casualty events. In July 2017, BARDA expanded its committed funds to support our research and development activities by an additional $32 million, bringing potential total non‑dilutive funding to a maximum of $132 million. See “—BARDA Contract” below.

We believe that the indication of debridement of chronic wound and other hard‑to‑heal‑wounds with EscharEx represents a significant opportunity, having what is believed to be a total addressable patient base of more than 14 million patients in the United States and Europe alone, suffering from disorders such as diabetic foot ulcers (“DFUs”), venous leg ulcers (“VLUs”), pressure ulcers and surgical/traumatic hard‑to‑heal wounds. Currently, surgery is an effective method to debride a wound, however, sharp debridement requires surgically skilled physicians performing surgery with patients under, anesthesia, which in elderly patients with various co‑morbidities is accompanied with a higher risk of local and systemic complications. Surgery may also involve hemorrhage which could be more difficult to control due to a high incidence of use of anticoagulants in this population. Surgery on wounds may very easily become infected with the infection propagating to surrounding soft and boney tissues ending in life threatening major complication or amputation. Very often even minor, limited sharp debridement exposes other sensitive tissue, such as tendons, deep vessels/nerves and bones that if not becoming infected may severely damaged, necessitating additional, more extensive debridement or even amputation. Due to these limitations, chronic wounds are treated by conservative methods such as current enzymes, hydrogels and other topical dressings, which require numerous application sessions and a long time to achieve a clean wound bed, if they achieve this at all. Thus, there is an unmet need for a non‑surgical product that will be effective like surgery but without its limitations, significantly enhancing the rate of and time to achieve complete debridement. As documented in the Phase 2 study described above, EscharEx significantly improves the rate of complete debridement after few once‑daily applications, thus facilitating wound debridement without the need for surgery.

We are also using our patented proteolytic enzyme technology, which underlies NexoBrid, and our wealth of data and experience gained during the NexoBrid development, to support the development of additional indications such as treatment of connective tissue disorders, such as Dupuytren’s and Peyronie’s diseases. In ex‑vivo model studies, which are laboratory studies conducted on tissues or cells extracted from a living organism, which in our case were conducted on diseased contracted cords that had been surgically removed from patients with a Dupuytren contracture, our technology confirmed with statistical significance that it could dissolve the pathological cords. We are developing an injectable formulation and conducted toxicology studies to enable initiation of clinical studies. We continue to explore additional indications as well.

Our Focus:

Burn Wounds

Severe burns require specialized care in hospitals or burn centers. Approximately 100,000 patients with severe burns are hospitalized every year in the United States and Europe. The prevalence of patients with severe burns is even higher in emerging economies. For example, approximately 400,000 patients are hospitalized every year with burns in India according to a study conducted by IMS Health. We believe these patients can benefit from NexoBrid’s effective and selective, non‑surgical eschar removal.

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

Most burn injuries involve part of or the entire thickness of the skin and in some cases, the deeper subcutaneous fat tissue or underlying structures. The severity of the burn depends on three main factors:

•
The extent of the surface the burn occupies is usually referred to as percent of total body surface area (“TBSA”). A burn on an adult’s entire palm would generally amount to 1% TBSA, and the average hospitalized patient has a burn covering approximately 9% TBSA. Burns covering more than 15‑20% TBSA usually require hospitalization and may result in dehydration, shock and increased risk of mortality.

•	The depth of the burn, referred to in terms of “degree” is generally classified into four categories:

o	Superficial or first degree burns. Such burns do not penetrate the basal membrane and usually heal naturally.

o
Dermal/partial thickness or second degree burns. Such burns are characterized by varying amounts of damaged dermis and can be further subdivided into superficial and deep partial‑thickness burns. Superficial partial‑thickness burns may heal spontaneously after removal of the covering thin eschar. Conversely, deep partial‑thickness burns are often difficult for physicians to accurately diagnose before eschar removal and may progress and transform into full‑thickness burns if not debrided in a timely manner, depending on the magnitude of latent tissue death of the surrounding skin.

o
Full thickness or third degree burns. Such burns are characterized by death of the entire dermal tissue down to the subcutaneous fat and must be debrided and treated by autografting, which is the process of harvesting skin from healthy donor sites on a patient’s body and transplanting it on the post‑debridement, clean wound bed.

o
Fourth degree burns. Such burns, which are rare, extend beyond the subcutaneous fat tissue into the underlying structures, such as muscle or bone, and also require debridement and further substantial treatment.

•
Other factors include the age of the victim, the body part where the burn occurred and any co‑morbidities of the patient. For example, some patients may require hospitalization regardless of the TBSA or degree of the burn, such as children, the elderly or victims with burns to the extremities, joints or head/neck area or with co‑morbidities such as smoke inhalation, diabetes or obesity.

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

In addition to minimizing the possibility of additional complications, once the eschar is removed, a physician may properly diagnose the true extent of the trauma by a direct visual assessment of the clean wound bed. An informed treatment strategy can be decided upon only if the depth of the burn and extent of the tissue damage is known. Diagnosis of burn depth is difficult, especially because the burn commonly changes its appearance during the first days after injury due to burn progression. Burns that are initially difficult to classify due to the presence of eschar are referred to as “indeterminate” burns. This ambiguity can delay the assessment of the burn depth and formulation of proper treatment. Unless the burns are life‑threatening, definitive treatment is postponed for several days post‑injury until diagnosis is clearer, when burn progression by death of the surrounding and underlying tissue has already occurred and ended. During this delay, local and systemic effects of post‑burn inflammation and bacterial contamination can occur. Therefore, earlier, selective eschar removal is essential to prevent eschar‑related complications and to allow the physician to reach an informed decision on further treatment.

Currently, there are two main treatment modalities for debridement:

•	Surgical debridement

o
Surgical debridement predominantly includes tangential excision, a procedure in which a surgeon amputates the entire dead tissue mass, layer after layer, down to healthy, viable tissue. The excision is extended into healthy intact tissue to make sure that no trace of the eschar remains, resulting in up to an estimated 30‑50% of healthy tissue being excised during this procedure. Other methods include dermabrasion, in which a mechanically powered, hand‑held rotating abrading cylinder is used to slowly scrape off tissue, and hydro surgery, in which a high‑pressure flow of water abrades the tissue. These alternative methods have attempted to limit the trauma associated with tangential excision, but entail spray of contaminated eschar or take a significantly longer time to complete than tangential excision.

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

o
Due to the disadvantages of surgery in extensive burns some surgeons limit their debriding surgery to only a part of the affected area in a single session (15‑30% TBSA in most centers), thus delaying full debridement by days. After several days, complications related to eschar contamination may begin and some of the benefits of the earlier debridement may not be realized. On the other hand, when excising burns immediately, all suspected necrotic tissue will be excised, inevitably resulting in over‑excision, especially in “indeterminate” burns, as after surgical excision, the remaining skin often no longer has any spontaneous healing potential and will heal only by autografting.

•	Non‑surgical debridement

o
Non‑surgical debridement includes many different treatment options that do not require direct surgical removal of the skin to remove eschar. With non‑surgical debridement, the eschar is naturally, but slowly, removed by contaminant microorganisms, tissue autolysis, or self‑decomposition, and the inflammatory process that may lead to serious local and systemic complications. In seeking to facilitate such natural processes, topical medication, anti‑microbial agents, enzymes and biological/chemical applications are often applied onto the eschar.

o
The benefits of this approach are that it is non‑surgical, reduces trauma to the patient and is easier to apply. Disadvantages include numerous dressing changes and mechanical scraping with limited debridement efficacy. This prolongs the eschar removal process, which may lead to death of the tissue surrounding the initial burn wound, causing partial‑thickness wounds to transform into full‑thickness wounds and forming granulation tissue that may develop into heavy scars.

As demonstrated in our clinical trials, NexoBrid combines the advantages of surgical and non‑surgical debridement modalities by providing fast and effective eschar removal while not harming viable tissues. This allows for earlier direct visual assessment of the burn wound in order to formulate proper treatment.

Chronic and Other Hard‑to‑Heal Wounds

The chronic and other hard‑to‑heal wound market consists of a broader addressable population of more than 14 million patients in Europe and the United States alone suffering from chronic wounds such as DFUs, VLUs and pressure ulcers and additional patients suffering from surgical/traumatic hard‑to‑heal wounds. Chronic and other hard‑to‑heal wounds represent a $25 billion burden to the U.S. healthcare system. Chronic and hard‑to‑heal wounds are caused by impairment in the biochemical and cellular healing processes due to local or systemic conditions and generally can take several weeks to heal, if not longer. Such wounds can lead to significant morbidity, including pain, infection, impaired mobility, hospitalization, reduced productivity, amputation and mortality. In each of the various wound types, the presence of the eschar is a frequent cause for “chronification” of wounds and the removal of eschar is the key step to commence healing. Eschar needs to be removed to prevent further deterioration of the wound that may result in additional adverse patient outcomes. If not effectively treated, these wounds can lead to potentially severe complications including further infection, osteomyelitis, fasciitis, amputation and mortality. Most advanced wound care therapies, including negative pressure wound therapy, such as V.A.C. Therapy, and skin substitutes such as Apligraf andDermagraft and human amniotic tissue products, are complementary to our lead product candidate, EscharEx, as these products require a clean wound bed to effectively heal a wound. Four common chronic and other hard‑to‑heal wounds are:

•
Diabetic foot ulcers. Diabetes can lead to a reduction in blood flow, which can cause patients to lose sensation in their feet and may prevent them from noticing injuries, sometimes leading to the development of DFUs, which are open sores or ulcers on the feet that may take several weeks to heal, if ever. In the United States alone, over 23 million people, or approximately 8% of the population, suffer from diabetes, a chronic, life‑threatening disease. Based on our comprehensive market research study conducted in 2015 on EscharEx that involved more than 200 healthcare professionals in the U.S. and Europe, every year, in the United States alone, over 900,000 people develop a DFU and over 600,000 undergo debridement of DFUs.

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

•
Surgical/traumatic wounds. Surgical wounds form as a result of various types of surgical procedures such as investigative or corrective, minor or major, open (traditional) or minimal access surgery, elective or emergency, and incisions (simple cuts) or excision (removal of tissue), among others. Traumatic wounds form as a result of cuts, lacerations or puncture wounds, which have caused damage to the skin and underlying tissue. Severe traumatic wounds may require surgical intervention to close the wound and stabilize the patient. Surgical/traumatic hard‑to‑heal wounds develop for various reasons, such as local surgical complications, suboptimal closure techniques, presence of foreign materials, exposed bones or tendons and infection. In the United States, millions receive post‑surgical wound care annually.

Connective Tissue Disorders

In addition to severe burns and chronic and other hard‑to‑heal wound indications, we are developing an injectable product based on our patented proteolytic enzyme technology for connective tissue pathologies and indications, such as:

•
Dupuytren’s disease: a condition where one or more fingers are permanently flexed, caused by the formation of scar‑like tissues below the palmar skin (Palmar Fascia), forming hard “cords” that freeze the fingers in non‑functional flexion contraction. This condition affects approximately 6.2 million people in the United States alone.

•
Peyronie’s disease: the development of scar‑like tissue, similar to Dupuytren’s cords in the shaft of the penis, causing pain and distortion on erection, preventing intercourse. Peyronie’s disease is typically caused by trauma and affects men over 50 years old. Surgical treatment may be an option in some cases, but can cause complications and may result in a shortening and even greater distortion of the penis. Approximately 3.7% to 7.1% of the male population above the age of 50 suffers from Peyronie’s disease in the United States and approximately 3.2% of such age group suffer from the disease in Europe.

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

Currently, SOC for connective tissue disorders involves surgery, with a very high recurrence rate, and some non‑surgical alternatives. One such alternative for the treatment of Dupuytren’s and Peyronie’s diseases is Xiaflex, a collagenase‑based injectable enzyme that has received orphan drug status in the United States.

BARDA Contract

In September 2015, BARDA awarded us a contract valued at up to $112 million. In July 2017, BARDA expanded its commitment by an additional $32 million, bringing potential total non‑dilutive funding to a maximum of $132 million. The contract is for the advancement of the development and manufacturing, as well as the procurement, of NexoBrid as a medical countermeasure as part of BARDA preparedness for mass casualty events.

The term of the base contract is five years and presently includes $56 million of funding to support development activities to complete the FDA approval process for NexoBrid for use in thermal burn injuries, as well as $16.5 million for procurement of NexoBrid, which is contingent upon FDA Emergency Use Authorization (“EUA”) or FDA marketing authorization for NexoBrid. In addition, the contract includes options for further funding of up to $10 million for expanding NexoBrid’s indications and up to $50 million for additional procurement of NexoBrid. The agreement may be terminated by BARDA at any time at BARDA’s discretion.

As of December 31, 2017 the Company has recorded $14.9 million in funding from BARDA under the contract.

NexoBrid and Our Clinical History

NexoBrid, our innovative biopharmaceutical product, received marketing authorization from the EMA and the Israeli and Argentinean Ministries of Health for the removal of eschar in adults with deep partial‑ and full‑thickness thermal burns. The active ingredient in NexoBrid is a mixture of proteolytic enzymes enriched in bromelain prepared from an extract of pineapple plant stems. Proteolysis is a breakdown of proteins into smaller building blocks, polypeptides or amino acids. Our research and development team further developed and optimized this patented proteolytic enzyme technology, which is the basis for NexoBrid and all of our current pipeline product candidates. One vial of NexoBrid containing 2 grams of concentrate of proteolytic enzymes enriched in bromelain is sufficient for treating a burn wound area of 100cm2.

We developed NexoBrid to fulfill the previously unmet need for an effective and selective debriding agent that combines the efficacy and speed of surgery with the non‑invasiveness of non‑surgical methods. NexoBrid enhances the ability of physicians to conduct an earlier direct visual assessment of the burn depth to reach an informed decision on further treatment as well as to reduce the surgical burden and achieve a favorable long‑term patient outcome.

NexoBrid has been investigated in hundreds of patients across 15 countries and four continents in seven completed Phase 2 and Phase 3 clinical studies. While we are marketing our product for the removal of eschar in burn wounds under the name “NexoBrid,” in clinical trials the product has been referred to as “Debridase” and “Debrase.”

The following table sets forth information regarding the completed clinical trials of NexoBrid:

	Trial 1	Trial 2	Trial 3	Trial 4	Trial 5	Trial 6	Trial 7
Study Type	• Retrospective Phase 2 • Investigator initiated	• Dose range Phase 2	• Prospective Phase 2 • IND/FDA	• Phase 2 • IND/FDA	• Phase 3 • EMA	• Phase 3b • EMA	• Phase 2 • EMA
Design	• Data collected from files of patients treated with NexoBrid	• Parallel, controlled, observer‑ blind, randomized, single‑center	• Parallel, controlled, observer‑ blind, three‑arm, randomized, multi‑center	• Parallel, controlled, open label, three‑arm, randomized, single‑center	• Parallel, controlled, open label, two‑arm, randomized, multi‑center	• Parallel, controlled, blinded, two‑arm, multi‑center	• Open label, single‑arm, multi‑center
Main Objectives	• Safety • Efficacy	• Comparison of efficacy and safety	• Safety • Efficacy	• Safety	• Safety • Efficacy	• Long‑term scar assessment • Quality of life	• Safety and pharmacokinetics • Efficacy
Wound Types	• Deep partial/full thickness thermal burns	• Deep partial/full thickness thermal burns	• Deep partial/full thickness thermal burns	• Deep partial/full thickness thermal burns	• Deep partial/full thickness thermal burns	• Scar formation	• Deep partial/full thickness thermal burns
Number of Patients	• 154	• 20	• 140	• 30	• 182	• 89	• 36
Study Length	• 1985‑2000	• 2002‑2005	• 2003‑2004	• 2006‑2007	• 2006‑2009	• 2011	• 2009‑2015
Location	• Israel	• Israel	• International	• United States	• International	• International	• International

Trial 1: Retrospective Phase 2—Israel

Trial 1 evaluated the safety and efficacy of NexoBrid in hospitalized subjects between six months and 82 years of age with severe burns of up to 67% TBSA. Data from 154 subjects with complete file documentation were analyzed, including a signed informed consent form and pre‑ and post‑eschar removal photographs. According to the trial, NexoBrid allowed early and fast debridement, reduced surgical burden and was determined to be safe locally and systemically.

Trial 2: Dose Range Phase 2—Israel

Trial 2 evaluated the efficacy and safety of three doses of NexoBrid. Twenty hospitalized adult subjects with severe burns of 1‑15% TBSA were randomized and provided a one‑, two‑ or four‑gram dose of NexoBrid powder per 20 grams of a sterile gel substance (“Gel Vehicle”). The study confirmed that the use of two grams of NexoBrid mixed with 20 grams of Gel Vehicle per 100cm2 was a safe and effective dose.

Trial 3: Prospective Phase 2—International/Investigational New Drug (“IND”)

Trial 3 evaluated the safety and enzymatic eschar removal efficacy of NexoBrid as compared to the Gel Vehicle and SOC. A total of 140 hospitalized adult subjects with severe burns of 2‑15% TBSA (but not more than 30% TBSA in total), were randomized in a 2:1:1 ratio to NexoBrid, Gel Vehicle and SOC treatment. The trial results showed that NexoBrid was a fast and effective enzymatic debriding agent, combining the advantage of early eschar removal with reduced surgical burden.

Trial 4: Prospective Phase 2—United States/IND

Trial 4 evaluated the safety and exploratory efficacy of NexoBrid in comparison to the Gel Vehicle and SOC in hospitalized adult subjects with severe burns of 1‑5% TBSA. Thirty hospitalized subjects were randomized and provided NexoBrid, the Gel Vehicle or SOC treatment. Although this study was designed as a safety study and was conducted in a limited number of patients, the results suggest that NexoBrid provided effective debridement and may be an alternative to surgical debridement. According to the trial, NexoBrid had a similar safety profile to the Gel Vehicle and SOC and the Gel Vehicle was not shown to have any deleterious effect.

Trial 5: Phase 3—EMA

Trial 5 evaluated the safety and efficacy of NexoBrid. The study was a prospective, controlled, two‑arm, parallel, open‑label, randomized, multi‑center design. It included 182 enrolled patients between the ages of four and 55, who were hospitalized with severe burn wounds covering from 5‑30% TBSA. The two arms consisted of patients who were treated with NexoBrid and patients who were treated with SOC, which included surgical and non‑surgical eschar removal. The treatment of the study arms differed only by the studied eschar removal modalities. The co‑primary endpoints were the percentage of wound area that was excised and the percentage of wound area that was autografted. The secondary endpoints included need for and extent of eschar excision, time to wound closure, time to complete eschar removal (≥ 90%) and blood loss. The study was successfully concluded when pre‑planned interim analysis demonstrated a statistically significant difference in both primary endpoints between the groups.

The results showed that NexoBrid significantly reduced both the percentage of wounds requiring excision or autografting and the percentage of wound area requiring excision or autografting. P‑value is a measure of statistical significance, with P<0.05 considered statistically significant.

In patients who received NexoBrid, 24.5% of wounds required excision, whereas, in patients who received SOC, 70.0% of wounds required excision (P<0.0001). With regard to the proportion of wound area excised when excision was required, patients who received NexoBrid had 13.1% of wound area excised, compared to 56.7% of wound area excised for patients receiving SOC (P<0.0001). The results were similar for autografting, although this endpoint could only be evaluated for deep partial‑thickness wounds, as full‑thickness wounds always require autografting due to the lack of viable dermis, regardless of the technique used to remove the eschar. In patients receiving NexoBrid, 17.9% of deep partial‑thickness wounds required autografting, compared to 34.1% for patients receiving SOC (P=0.0099). With regard to the proportion of wound area autografted, patients who received NexoBrid had 8.4% of deep partial‑thickness wound area autografted, compared to 21.5% for patients receiving SOC (P<0.0054).

100%
80%
60%
40%
20%
0%
P<0.0001
P<0.0001
P=0.0099
P=0.0054
70.0
56.7
34.1
21.5
24.1
13.1
17.9
8.4
NexoBrid
SOC
N=163 N=170
Excision incidence
N=163 N=170
Excision area
N=106 N=88
Autograft incidence(1)
N=106 N=88
Autograft area(1)

(1)	Only deep partial‑thickness wounds are presented, as full‑thickness wounds always require autografting due to the lack of viable dermis, regardless of the technique used to remove the eschar.

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

P=0.1843
P<0.0001
P<0.001
P<0.001
P<0.005
P<0.0017
100
80
60
40
20
0
NexoBrid
SOC
90.3%
97.6%
1.0
6.1
9.7%
70.7%
3.5%
52.0%
4.2%
50.0%
2.1%
30.5%
N=31 N=41
N=28 N=40
N=31 N=41
N=31 N=41
N=24 N=20
N=24 N=20
Incidence of eschar removal
Days to eschar removal
Excision incidence
Excision area
Autograft incidence
Autograft area

Trial 6: Phase 3b—EMA

Trial 6 assessed long‑term scar formation and quality of life in adults and children who received NexoBrid or SOC during the Phase 3 clinical study. The follow‑up was completed two to four years after injury. The study was a prospective, controlled, two‑arm, parallel, blinded, multi‑center design and included 89 patients. Scar quality was assessed using the Modified Vancouver Scar Scale (“MVSS”). The MVSS measures pliability, height, vascularity, and pigmentation, as well as pain and pruritus, on a scale of 0 to 18, with a higher score indicating a more severe scar. To assess quality of life, the study used the Short Form‑36 questionnaire (“SF‑36”) for adults and the Burn Outcome Questionnaire (“BOQ”) for children.

The results confirmed that based on the MVSS the quality of scars was comparable between the patients who received NexoBrid and those who were treated with SOC (3.12 and 3.38, respectively, P=0.88). However, patients who received NexoBrid experienced a significantly reduced overall quantity of scarring as compared to those who received SOC; with NexoBrid, 40% of patients had donor site scars, as compared to 68% of patients with SOC (P=0.01). Donor site scars on those who received NexoBrid were also 30% smaller than scars on those who received SOC (P=0.108). It was also confirmed that quality of life using the SF‑36 and BOQ was comparable in both groups.

Wounds Scar assessment (MVSS)
P=0.88
3.12
3.38
0
1
2
3
4
5
6
7
8
% Incidence of donor site scars
P=0.01
40.0%
68.0%
0%
10%
20%
30%
40%
50%
60%
70%
80%
% area of Donor sites (TBSA)
P=0.108
5.8%
8.3%
0%
2%
4%
6%
8%
10%
12%
14%

Clinical development overall safety assessment

The most commonly reported adverse reactions when using NexoBrid are local pain and transient pyrexia/hyperthermia. The data from its clinical development showed that the frequency of pain and pyrexia/hyperthermia was reduced through precautionary measures, including preventive analgesia as routinely practiced for extensive dressing changes in burn patients as well as antibacterial soaking of the treatment area before and after NexoBrid application. NexoBrid was not found to be associated with a significantly increased risk of serious or severe adverse events compared to SOC. Serious infections occurred with similar frequency in the SOC and NexoBrid cohorts and the incidence was low. Adverse events occurring in ≥3.0% of treated subjects (e.g. pruritus, or itching, anemia, insomnia, nausea, vomiting and skin graft failure) are common in burn patients and their rate was comparable between NexoBrid and SOC treated patients and below the rates reported in the literature. NexoBrid debridement was associated with a slightly higher rate of wound complications, general infections, wound infections/wound cultures and extent in antibiotic‑use. The imbalances were small, wound infections were only mild to moderate in severity and each responded well to treatment. No detrimental effect on long‑term outcome has been detected for the NexoBrid treated patients.

During the above mentioned completed trials, there were five deaths (four reported in the Phase 2 study) resulting from medical reasons in NexoBrid patients compared to one non‑related death in the SOC group. Neither the analysis of the narratives contained in the death investigative report, nor the opinions of the physicians who treated the patients, nor the Data Safety Monitoring Board have associated NexoBrid with the deaths in patients who received the treatment. The EMA concluded that the benefit‑risk of NexoBrid for the removal of eschar in adults with deep partial, mixed and full‑thickness burns is positive.

Trial 7: Phase 2—EMA

Trial 7 evaluated the safety, pharmacokinetics (transcutaneous absorption) and efficacy of NexoBrid in hospitalized children and adults with thermal burns. The multicenter, open‑label, single‑arm study was conducted in Europe, Israel and India and included 36 patients with severe burns of 4% to 30% total body surface area (TBSA). NexoBrid was applied to burns of up to 15% TBSA in one session, and when the wound area to be treated was more than 15% TBSA, NexoBrid was applied in two separate sessions, each up to 15% TBSA. Trial results showed that the use of NexoBrid was safe and effective. Furthermore, the pharmacokinetic profile following NexoBrid’s first and second topical application was comparable, suggesting no concern with accumulation following a second topical application of NexoBrid.

Ongoing and future clinical trials

U.S. Phase 3 Study – DETECT study

In April 2015, we commenced a multicenter, multinational, randomized, controlled, assessor blinded Phase 3 study, performed in subjects with thermal burns, to evaluate the efficacy and safety of NexoBrid compared to Gel Vehicle and compared to SOC in 175 patients hospitalized patients with severe burns of 3‑15% TBSA randomized in a 3:1:3 ratio, with 12‑month and 24‑month follow‑ups. During the third quarter of 2016, the protocol for our U.S. Phase 3 study of NexoBrid was amended to increase the TBSA of patients eligible for inclusion from 15% to 30% TBSA. We believe this amendment will allow for the inclusion of patients with larger TBSA and, subject to the treatment of a sufficient number of such patients in the study, may support a broader marketing label. The study objectives are (i) to demonstrate the efficacy of enzymatic eschar removal with NexoBrid by providing complete eschar removal as compared with Gel Vehicle (primary endpoint) and by providing earlier complete eschar removal and reduction in patients’ surgical burden and its related blood loss as compared to SOC (secondary endpoints); and (ii) to assess the safety of NexoBrid compared to SOC, including demonstration that treatment with NexoBrid does not have a deleterious effect on wound closure outcome and long term outcomes of cosmesis and function (safety endpoints). At the current recruitment rate, we plan to complete the recruitment of 175 patients to our ongoing NexoBrid DETECT Phase 3 study around mid-year 2018 and to report the primary, secondary and safety acute topline data around year-end following 3-month follow-up post wound closure. The long‑term 12‑month and 24‑month follow‑up results is expected 9 months and 21 months following the top‑line results, respectively. Based on the approved study protocol and the current availability of the product to treat severe burn patients in Europe, the company may also discuss with the FDA the possibility of submitting a BLA after completion of the acute phase (primary/secondary/safety data) of the study, with plans to supplement the 12‑month and 24‑month long‑term follow‑up non‑inferiority safety data when available. The study also serves to address our post approval commitment to EMA. This study is funded by BARDA. See “—BARDA Contract” above.

Pediatric investigational plan – CIDS study

The CIDS study is a Phase 3, multicenter, multinational, randomized, controlled, open‑label study in children with thermal burns. The study objectives are to evaluate the efficacy and safety of treatment with NexoBrid compared with SOC in hospitalized children with severe thermal burns of 1% to 30% total body surface area (TBSA). Based on the recommendation of the study’s Data Safety Monitoring Board (“DSMB”), after blindly reviewing the accumulated CIDS data, and the EMA Pediatric Committee (PDCO) endorsement, we will initiate the second stage of the study that allows inclusion of younger pediatric burn patients beginning at the minimum age of one year old instead of four years of age. The study is underway in accordance with a study design endorsed by the FDA and the EMA as part of the agreed Pediatric Investigational Plan (“PIP”) to support extension of the indication to pediatric patients. The study includes three pre‑defined stages: Stage 1 includes patients from age four to 18; Stage 2 includes patients from age one to 18; and Stage 3 includes patients from birth to age 18. The primary endpoints evaluate early eschar removal, surgical burden and cosmesis and function with a 24‑month follow‑up. We are currently expanding the pediatric CIDS study into the U.S. We have submitted the protocol to the IRBs and expect to open the sites in the first half of 2018.  Interim results with predefined stopping rules after a 12‑month follow‑up of all patients are expected to be available in the second half of 2022, with final results available in the second half of 2023. This study is funded by BARDA. See “—BARDA Contract” above.

European observational retrospective data collection study

As part of our post marketing commitment in Europe and as is customary for recently approved drugs, we agreed with European regulatory authorities to conduct an observational retrospective data collection study to assess risk minimization measures in burn patients who were treated with NexoBrid. We initiated the survey in December 2017, which will include 160 patients. The data will be collected by investigators who will fill in report based on medical records of patients who received NexoBrid treatment at burn centers in the first two years from product launch and signed on inform consent form. The main objective of this study is assessing the effectiveness of the risk minimization activities and their effect on the incidence rate of pain and pyrexia compared to the incidence rate reported during Trial 5 (Phase 3—EMA). This study is funded by BARDA. See “—BARDA Contract” above.

EscharEx and Our Clinical History

EscharEx is a topical agent being developed for debridement of chronic and other hard‑to‑heal wounds, in order to fulfill an unmet need for an effective and non‑surgical debridement mean. EscharEx is based on the same patented proteolytic enzyme technology as NexoBrid but differs in other aspects, such as in formulation and presentation.

We completed a first Phase 2 feasibility study in Israel for chronic and other hard‑to‑heal wound technology. In January 2017 we announced the final results of a second Phase 2 prospective study in Israel and Europe. In November 2017, we announced the final results of a second cohort of the second Phase 2 study. Based on the completed studies, we believe that our technology may be effective for debridement of chronic and other hard‑to‑heal wounds.

First Phase 2 feasibility study—Israel

This first Phase 2 feasibility study was conducted in Israel to study the efficacy of our technology on chronic and other hard‑to‑heal wounds. The study assessed 24 patients at two sites. The results showed that our technology was effective in debriding various chronic and other hard‑to‑heal wound etiologies, such as DFUs, VLUs, pressure sores and trauma on diseased skin.

Second Phase 2 study—Israel/E.U. – First Cohort

This second Phase 2 prospective study was conducted in Israel and Europe to evaluate the efficacy and safety of EscharEx in comparison to the Gel Vehicle1 at a ratio of 2:1 for the treatment of a variety of chronic and other hard‑to‑heal wounds, in three etiologies, DFUs, VLUs and post‑surgical or traumatic hard‑to‑heal wounds. This was a prospective, controlled, assessor‑blinded, randomized, multi‑center Phase 2 study in Israel and Europe.

The primary endpoint assessed incidence of complete non‑viable tissue removal (debridement) at the end of the debridement period (up to 10 treatment days) and the secondary endpoints assessed various efficacy and safety endpoints, including wound bed preparation and wound healing.

In January 2017 we reported final results of the first cohort of 73 patients.

The average wound age in the EscharEx arm was more than double (72.8 weeks) that of the gel vehicle group (30.8 weeks). The average wound size was 33.6 cm2 in the EscharEx arm vs. 25.8 cm2 in the gel vehicle group. Despite the larger wounds and that wounds treated with EscharExwere older than wounds treated with gel vehicle (72.8 vs. 30.8 weeks), the study met its primary endpoint, as EscharEx demonstrated a statistically significant higher incidence of complete debridement at the end of the debridement period. Patients treated with EscharEx demonstrated a higher incidence of complete debridement (55% or 27/49) compared with patients treated with the hydrogel vehicle (29% or 7/24) with p=0.047.

Predefined sub‑group analyses showed that 50% of patients with DFUs treated with EscharEx (8/16) achieved complete debridement at the end of the debridement period compared with 14.3% of patients with DFUs treated with hydrogel vehicle (1/7). In addition, 62.5% of patients with VLUs treated with EscharEx (10/16) achieved complete debridement at the end of the debridement period compared with 25% of patients with VLUs treated with hydrogel vehicle (2/8). Post hoc analysis showed that 56.3% of patients with DFU or VLU in the EscharEx group had complete debridement at the end of the debridement period compared with 20.0% in hydrogel vehicle group (p=0.028).

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

Post hoc analysis shows that of patients that achieved complete debridement in the EscharEx group, 93% (25/27) completed the debridement within 7 days (4‑5 applications on average).

The overall patient demographics were comparable across both arms. No deleterious effect on wound healing was observed and no material differences were found in reported adverse events. The overall safety was comparable between the arms.

Second Phase 2 study—Israel/E.U. – Second Cohort

After successfully completing the first cohort of the study which included 73 patients recruited in 15 clinical sites, we initiated a second cohort of patients to demonstrate safety over extended periods of application to further support the product’s convenient application. In this second cohort, we recruited patients from two etiologies, either DFUs or VLUs, over extended periods of application (24‑72 hours) in up to eight applications, randomizing the patients to two study arms EscharEx or gel vehicle at a ratio of 2:1. The second cohort of the study included 38 patients. The primary objective was to assess safety.

In September 2017 we reported final results of the second cohort of 38 patients.

EscharEx met its primary safety endpoint in this cohort, and the overall patient demographics and wound baseline characteristics were comparable across the arms in the second cohort. No related systemic adverse events were reported and adverse events related to local application were mild to moderate, reversible and resolved during the trial. Vital signs, pain scores, infection rates, laboratory parameters and blood loss were comparable between the two arms of the trial. Overall, no material safety concerns were identified.

1 Hydrogel is not a true sham placebo as it is a common and widely used treatment for the debridement of chronic wounds.

Following discussions with the FDA regarding the clinical program for EscharEx to treat chronic and hard‑to‑heal wounds, we were able to obtain FDA concurrence that complete debridement will be the primary endpoint of the studies and wound closure will be measured as a safety outcome to document that EscharEx has no deleterious effect on wound closure. This design was used in our recently reported successful second Phase 2 study as well as in our on‑going NexoBrid U.S. Phase 3 study in burns. We have been working with U.S. experts to optimize the EscharEx clinical program and plan to finalize the preparations and submit a protocol to the FDA in the second half of 2018.
In tandem, we have been working on a second generation of EscharEx, or EX‑02. This advanced formulation is designed to have several advantages. Based on our current pre-clinical studies, EX‑02 demonstrated even higher potency in lower doses, which should further contribute to EscharEx’s efficacy and tolerability. In addition, we believe EX‑02 would be even easier to prepare and applied, which will further support compliance by the patient or caregiver.

The development of EscharEx for chronic and other hard‑to‑heal wound indications is in Phase 2 studies, and there is no certainty that EscharEx will achieve all the objectives of the trials as required or that FDA will allow at this stage to initiate Phase 3 studies or that we will successfully complete the development to obtain a marketing authorization for EscharEx. See “ITEM 3.D. Risk Factors—Development and commercialization of NexoBrid in the United States and our pipeline product candidates worldwide requires successful completion of the regulatory approval process, and may suffer delays or fail.”

MWPC003 and Our Pre‑Clinical History

We have performed preclinical model studies in Israel for the use of our patented proteolytic enzyme technology in treating connective tissue disorders. Our technology has shown promising results in preclinical model studies for the treatment of connective tissue pathologies. We are advancing the in‑house production capacity of the injectable formulation and completed local toxicology studies to potentially allow us to initiate the clinical development of our pipeline product candidate, MWPC003, for connective tissue disorders.

 We have 6 patents (in the United States and in other international markets) and 8 patent applications for MWPC003. These patents provide broad protection for the specific mixture of proteolytic enzymes in the treatment of a variety of connective tissue diseases. The patents expire on July 19, 2032.

Preclinical model study—Israel

In preclinical model studies, excised Dupuytren cords were injected with either MWPC003 or a saline solution (control) following Starkweather’s ex‑vivo validated model. MWPC003 repeatedly provided enzymatic degradation of Dupuytren cords (fasciotomy) in a tearing test model confirming with statistical significance that MWPC003 completely dissolves Dupuytren’s cords (Fisher Exact test p<0.0001). In a second ex vivo study conducted in 71 cords injected with MWPC003 in descending doses, it was demonstrated that even very small doses of MWPC003 can dissolve the pathological cord in more than 80% of cases with the Cochran‑Armitage test (p=0.0021) indicating that the probability for cord dissolution increases as the dose increases. Toxicology studies conducted in two species did not indicate systemic toxicity and the intra‑dermal local effect was reversible.

Although we have conducted preclinical trials, the development of MWPC003 for connective tissue disorder indications is still in its preliminary phase and there is no certainty that it will achieve all the aims of the trials as required and/or successfully complete the approval process for such indication. See “ITEM 3.D. Risk Factors—Development and commercialization of NexoBrid in the United States and our pipeline product candidates worldwide requires successful completion of the regulatory approval process, and may suffer delays or fail.”

Research and Development

Our research and development strategy is centered on developing our patented proteolytic enzyme technology, which underlies NexoBrid and EscharEx, into additional product candidates for high‑value indications. For more information regarding our research and development expenses, see “ITEM 5.C. Research and Development, Patents and Licenses, etc.”

Clinical Trials

We conduct clinical tests and preclinical studies to support the efficacy and safety of our products and their ingredients and to extend and validate their benefits for human health. Preclinical studies allow us to substantiate the safety of our products and obtain preliminarily indications of their pharmacological profile. As of the date hereof, we had conducted more than 20 preclinical studies, according to the principles of Good Laboratory Practices (“GLP”), and more than seven clinical studies, according to the principles of Good Clinical Practices (“GCP”), for NexoBrid, EscharEx and our pipeline product candidates. As a result, we have developed significant experience in planning, designing, executing, analyzing and publishing clinical studies.

Our research and development team manages our clinical studies and coordinates the project planning, trial design, execution, outcome analyses and clinical study report submission. During the design, execution and analyses of our studies, our research and development team consults with key opinion leaders and top‑tier consultants in the relevant field of research to optimize both design and execution, as well as to strengthen the scientific, medical and regulatory compliance level of the investigational plan. Our clinical studies have been conducted in collaboration with leading medical and research centers throughout the world.

Manufacturing, Supply and Production

We operate a manufacturing facility in Yavne, Israel, in a building that we sub‑lease from Clal Life Sciences L.P., with 60 employees as of December 31, 2017. This facility allows us to manufacture sterile biopharmaceutical products, such as NexoBrid. The facility meets current cGMP requirements, as certified by each of the EMA and the Israeli Ministry of Health. Our facility was approved and, after passing a periodic ministry of health audit in May 2017, reapproved as cGMP‑compliant for an additional three‑year term as of the audit date, until 2020 during which the Israeli Ministry of Health is scheduled to conduct its periodic audit for assessment of cGMP compliance renewal. Additionally, as we seek regulatory approval in the United States and other international jurisdictions for NexoBrid, the FDA or other regional applicable authorities may inspect our plant to confirm it meets all regulatory requirements. Applicable changes in our production processes for NexoBrid must be approved by the EMA and similar authorities in other jurisdictions.

While we believe that our current manufacturing capacity at the facility is sufficient to meet the expected near‑term commercial demand for NexoBrid, we are planning to increase the capacity by constructing a new manufacturing facility, which we estimate will be valid and qualified, subject to successful authorities cGMP audit, during 2022, and which we expect to cost approximately $12‑15 million.

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

Marketing, Sales and Distribution

We sell NexoBrid in Europe and Israel through our own commercial organization and launched NexoBrid in Argentina through our local distributor in 2016. We are marketing NexoBrid by targeting a focused segment of burn specialists treating patients with severe burns in burn centers throughout the European Union. We believe that additional burn units in large hospitals as well as smaller hospitals will follow the treatment trends once established by the burn centers. In Europe, the marketing, sales and distribution of NexoBrid is carried out by our wholly‑owned German subsidiary, MediWound Germany GmbH, which consists of a marketing team of specialized and knowledgeable sales representatives throughout Europe. During 2016 we obtained national reimbursement in Belgium and Italy and we continue to locally execute our market access strategy for most of Europe to obtain procurement by hospitals as part of their budget, or under local, regional or national reimbursement, depending on the specific process required in each country. See “—Government Legislation and Regulation—Pharmaceutical Coverage, Pricing and Reimbursement.” In addition to receiving marketing authorization for NexoBrid in the European Union, key opinion leaders in the burn care field worldwide are already aware of NexoBrid’s efficiency in removing eschar due to hundreds of scientific presentations and award winning abstracts at international and national conferences, over 30 peer‑reviewed papers as well as a chapter in Total Burn Care, the leading medical textbook on burns.

As part of the awarded contract with BARDA, we anticipate that, contingent upon the FDA Emergency Use Authorization and/or FDA marketing authorization for NexoBrid, BARDA’s procurement of $16.5 million of NexoBrid as a medical countermeasure for preparedness for mass casualty events will be initiated following the completion of the DETECT study acute phase.

In addition, upon FDA marketing authorization, we anticipate that NexoBrid will require a focused commercial team on the ground in the United States to cover the specialty hospital call point and maximize NexoBrid’s commercial value.

We plan to enter other international markets through collaboration with local distributors and leverage our approved registration file in Europe to obtain regional marketing authorizations. We have signed local distribution agreements for distribution in Argentina, Russia, South Korea, Mexico, Colombia, Peru, Chile, Ecuador, Panama, India, Bangladesh, Sri Lanka, Japan and Taiwan. Our distributor in Argentina obtained marketing authorization and launched NexoBrid during 2016. Our additional distributors have filed or are in the process of filing for market authorization in their respective territories and are expected to launch NexoBrid after receipt of local regulatory approval, which may take a year or more to be granted and consequently may occur in certain markets during 2018.

Intellectual Property

Our intellectual property and proprietary technology are important to the development, manufacture and sale of NexoBrid, EscharEx and our future pipeline product candidates. We seek to protect our intellectual property, core technologies and other know‑how through a combination of patents, trademarks, trade secrets, non‑disclosure and confidentiality agreements, licenses, assignments of invention and other contractual arrangements with our employees, consultants, partners, suppliers, customers and others. Additionally, we rely on our research and development program, clinical trials, know‑how and marketing and distribution programs to advance our products and product candidates. As of December 31, 2017, we had been granted a total of 65 patents and have 15 pending patent applications. The family of patents that covers NexoBrid specifically includes 35 granted patents worldwide and 1 pending national phase application. EscharEx is covered by 2 international patent applications (“PCT”) and 4 national phase applications. A patent application submitted under the Patent Cooperation Treaty (“PCT”) provides a unified procedure for filing a single initial patent application that allows the applicant to seek protection in any of the member states through national phase applications.

The main patents for our proteolytic enzyme technology which underlies NexoBrid, EscharEx and our current pipeline product candidates have been issued in Europe, the United States and other international markets. Our patents which cover NexoBrid claim specific mixtures of proteolytic enzymes, methods of producing such mixtures and methods of treatment using such mixtures. Although the protection achieved is significant for NexoBrid, EscharEx and our pipeline product candidates, when looking at our patents’ ability to block competition, the protection offered by our patents may be, to some extent, more limited than the protection provided by patents which claim chemical structures which were previously unknown. Absent patent‑term extensions, the NexoBrid family patents are nominally set to expire in 2025 in Europe and 2029 in the United States. Patents issued in other foreign jurisdictions will nominally expire in 2025. The international PCT patent applications and the national phase applications relating to EscharEx were filed on January 30, 2017, January 31, 2017 and February 2, 2017. If national phase applications corresponding to these PCT applications are granted, the expiration date of the granted patents is expected to be January 30, 2037, absent any patent‑term adjustment and/or extensions.

While our policy is to obtain patents by application, license or otherwise, to maintain trade secrets and to seek to operate without infringing on the intellectual property rights of third parties, technologies related to our business have been rapidly developing in recent years. Additionally, patent applications that we may file or license from third parties may not result in the issuance of patents, and our issued patents and any issued patents that we may receive in the future may be challenged, invalidated or circumvented. For example, we cannot predict the extent of claims that may be allowed or enforced in our patents nor be certain of the priority of inventions covered by pending third‑party patent applications. If third parties prepare and file patent applications that also claim technology or therapeutics to which we have rights, we may have to participate in proceedings to determine priority of invention, which could result in substantial costs to us, even if the eventual outcome is favorable to us. Moreover, because of the extensive time required for clinical development and regulatory review of a product we may develop, it is possible that, before NexoBrid can be commercialized in additional jurisdictions and/or before any of our future products can be commercialized, related patents will have expired or will expire a short period following commercialization, thereby reducing the advantage of such patent. Loss or invalidation of certain of our patents, or a finding of unenforceability or limited scope of certain of our intellectual property, could have a material adverse effect on us. See “ITEM 3.D. Risk Factors—Our success depends in part on our ability to obtain and maintain protection for the intellectual property relating to, or incorporated into, our technology and products.”

In addition to patent protection, we also rely on trade secrets, including unpatented know‑how, technology innovation, drawings, technical specifications and other proprietary information in attempting to develop and maintain our competitive position. We also rely on protection available under trademark laws, and we currently hold various registered trademarks, including “MediWound,” “NexoBrid” and “EscharEx” in various jurisdictions, including the United States, the European Union and Israel.

Klein License Agreement

In September 2000, we signed an exclusive license agreement, as amended in June 2007, with Mark Klein, a third party, for use of certain patents and intellectual property (the “Klein License Agreement”). Under the Klein License Agreement, we received an exclusive license to use the third party’s patents and intellectual property to develop, manufacture, market and commercialize NexoBrid and its pipeline product candidates for the treatment of burns and other wounds. The claims of such patents are directed to a process of preparing a mixture of escharase and proteolytic enzymes and cover the underlying proteolytic mixture of escharase and proteolytic enzymes prepared by that specific process. Pursuant to the Klein License Agreement, we are obligated to keep accounting records related to the sales of NexoBrid and its pipeline product candidates and pay royalties as discussed below. The Klein License Agreement may be terminated by Mark Klein, subject to notice and dispute resolution provisions of the Klein License Agreement, in the event of our breach, bankruptcy petition, insolvency or failure to achieve a development milestone within six months of a target date. We have already achieved all development milestones under the Klein License Agreement.

In consideration for the Klein License Agreement, we paid an aggregate amount of $1.0 million following the achievement of certain development milestones. In addition, we undertook to pay royalties of 1.5‑2.5% from revenues, 10% of royalties received from sublicensing and 2% of lump‑sum payments received from sublicensing, in each case relating to products based on the licensed patents and intellectual property, for a term of 10‑15 years, as applicable, from the date of the first commercial delivery in a major country. In addition, under the Klein License Agreement, we agreed to pay a one‑time lump‑sum amount of $1.5 million upon reaching aggregate revenues of $100 million from the sale of such products.

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

Competition

NexoBrid received orphan drug status in the European Union on July 31, 2002 and in the United States on August 20, 2003 for debridement of deep partial‑ and full‑thickness burns in hospitalized patients. In the United States and the European Union, a sponsor that develops an orphan drug has marketing exclusivity for seven years post‑approval by the FDA and for ten years post‑approval by the EMA, respectively. The exclusive marketing rights in both regions are subject to certain exceptions, including the development of a clinically significant benefit over the prevalent SOC. Once the market exclusivity for our orphan indication expires in a given jurisdiction, subject to other protections such as patents, we could face competition from other companies that may attempt to develop other products for the same indication.

The medical, biotechnology and pharmaceutical industries are intensely competitive and subject to significant technological change and changes in practice. While we believe that our innovative technology, knowledge, experience and scientific resources provide us with competitive advantages, we may face competition from many different sources with respect to NexoBrid, EscharEx, our existing pipeline product candidates or any product candidates that we may seek to develop or commercialize in the future. Possible competitors may include medical practitioners, pharmaceutical and wound care companies, academic and medical institutions, governmental agencies and public and private research institutions, among others. Any product that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

In addition, we face competition from the current SOC. The current SOC for eschar removal in severe burns is surgery, where debridement can be performed by tangential excision, dermabrasion or hydro jet, or non‑surgical alternatives, such as applying topical medications to the eschar to facilitate the natural healing process. Consequently, we face competition from traditional surgical procedures and topical agents’. However, based on our clinical trials, we believe that NexoBrid has a sustainable competitive advantage over the current non‑surgical alternatives and is less invasive than surgery in removing eschar in patients with burn wounds. See “—NexoBrid and Our Clinical History” for the results of our clinical trials.

Although we are in the clinical and preclinical phases for our pipeline product candidates for debridement of chronic and other hard‑to‑heal wounds and treatment of connective tissue disorders and other indications, respectively, if one of our pipeline product candidates receives approval in the future, we would compete with traditional surgery and existing non‑surgical and other treatments. In chronic and other hard‑to‑heal wounds, we expect to face competition from other debriding agents and wound bed preparation techniques, such as sharp debridement and surgery and topical medication such as gels and enzymes, such as Smith & Nephew Plc’s Santyl.

In addition to the currently available products, other products may be introduced to debride chronic and other hard‑to‑heal wounds or treat connective tissue disorders during the time that we engage in necessary development. Accordingly, if one of our pipeline product candidates is approved, our main challenge in the market would be to convince physicians seeking alternatives to surgery to use our product instead of already existing treatments. While we are still in the development stages, based on our studies, we believe that our pipeline product candidates will be more effective than the current non‑surgical alternatives and less invasive than surgery in removing eschar in chronic and other hard‑to‑heal wounds and may be comparable or perhaps better than currently available treatments for connective tissue disorders.

Government Legislation and Regulation

Our business is subject to extensive government regulation. Regulation by governmental authorities in the United States, the European Union and other jurisdictions is a significant factor in the development, manufacture and marketing of NexoBrid and in ongoing research and development activities. NexoBrid has completed the EMA’s preclinical and clinical trials and other pre‑marketing approval requirements and received marketing authorization for the European Union on December 18, 2012. Our pipeline product candidates would also have to complete such steps in the European Union. Additionally, we must also complete the approval processes in the United States and other jurisdictions in order to market NexoBrid, EscharEx or our pipeline product candidates.

European Union

The approval process of medicinal products in the European Union generally involves satisfactorily completing each of the following:

•	laboratory tests, animal studies and formulation studies all performed in accordance with the applicable E.U. GLP or GMP regulations;

•	submission to the relevant national authorities of a clinical trial application (“CTA”), which must be approved before human clinical trials may begin;

•	performance of adequate and well‑controlled clinical trials to establish the safety and efficacy of the product for each proposed indication;

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

•	potential audits of the non‑clinical and clinical trial sites that generated the data in support of the MAA; and

•	review and approval by the relevant competent authority of the MAA before any commercial marketing, sale or shipment of the product.

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

Clinical drug development is often described as consisting of four temporal phases (Phase 1‑4). See, for example, the EMA’s note for guidance on general considerations for clinical trials (CPMP/ICH/291/95).

•	Phase 1 (Most typical kind of study: Human Pharmacology);

•	Phase 2 (Most typical kind of study: Therapeutic Exploratory);

•	Phase 3 (Most typical kind of study: Therapeutic Confirmatory); and

•	Phase 4 (Variety of Studies: Therapeutic Use).

Studies in Phase 4 are all studies other than routine surveillance performed after drug approval and are related to the approved indication. For example, as part of the EMA regulatory approval process, we agreed to provide further data from our post‑marketing clinical trial of NexoBrid, the U.S. Phase 3 study initiated in April 2015. While we believe that the EMA will accept this study to satisfy one of our post‑marketing commitments, if the EMA does not accept the study or is not satisfied by the study results, we will need to perform another costly study to provide such data.

The phase of development provides an inadequate basis for classification of clinical trials because one type of trial may occur in several phases. The phase concept is a description, not a set of requirements. The temporal phases do not imply a fixed order of studies since for some drugs in a development plan the typical sequence will not be appropriate or necessary.

Pediatric investigation plan (“PIP”)

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

Marketing authorization

Authorization to market a product in the European Union member states proceeds under one of four procedures: a centralized authorization procedure, a mutual recognition procedure, a decentralized procedure or a national procedure. Marketing authorization may be granted only to an applicant established in the European Union. Through our wholly‑owned German subsidiary, we received approval for NexoBrid pursuant to the centralized authorization procedure.

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

Period of authorization and renewals

Marketing authorization is valid for an initial five‑year period and may be renewed thereafter on the basis of a re‑evaluation of the risk‑benefit balance by the EMA or by the competent authority of the authorizing member state. To this end, the marketing authorization holder shall provide the EMA or other applicable competent authority a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the end of the initial five‑year period. Once renewed, the marketing authorization is valid for an unlimited period, unless the EMA or other applicable competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five‑year renewal. Any authorization which is not followed by the actual placing of the drug on the E.U. market (in case of centralized procedure) or on the market of the authorizing member state within three years after authorization shall cease to be valid. On November 2017, the European Commission granted a five‑year renewal of our NexoBrid marketing authorization.

Orphan designation

On July 31, 2002, NexoBrid received orphan drug status in the European Union, and on December 20, 2012, the EMA confirmed NexoBrid’s designation as an orphan drug for marketing authorization.

In the European Union, the Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of a life‑threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union. Additionally, designation is granted for products intended for the diagnosis, prevention or treatment of a life‑threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the investment necessary to develop the drug or biological product.

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

Manufacturing

The manufacturing of authorized drugs, for which a separate manufacturer’s license is mandatory, must be conducted in strict compliance with the EMA’s cGMP requirements and comparable requirements of other regulatory bodies, which mandate the methods, facilities and controls used in manufacturing, processing and packing of drugs to assure their safety and proper identification. The EMA enforces its cGMP requirements through mandatory registration of facilities and inspections of those facilities. The EMA may have a coordinating role for these inspections while the responsibility for carrying them out rests with the competent authority of the member state under whose responsibility the manufacturer falls. Failure to comply with these requirements could interrupt supply and result in delays, unanticipated costs and lost revenues, and could subject the applicant to potential legal or regulatory action, including but not limited to warning letters, suspension of manufacturing, seizure of product, injunctive action or possible civil and criminal penalties. In January 2013, the European Union and Israel signed the Protocol on Conformity Assessment and Acceptance of Industrial Products (the “ACAA”), which covers medicinal products. The ACAA provides for mutual recognition of the conclusions of inspections of compliance of manufacturers and importers with the principles and guidelines of European Union cGMP and equivalent Israeli cGMP. Certification of the conformity of each batch to its specifications by either the importer or the manufacturer established in Israel or in the European Union shall be recognized by the other party without re‑control at import from one party to the other.

Marketing and promotion

The marketing and promotion of authorized drugs, including industry‑sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the European Union, notably under Directive 2001/83, as amended by Directive 2004/27. The applicable legislation aims to ensure that information provided by holders of marketing authorizations regarding their products is truthful, balanced and accurately reflects the safety and efficacy claims authorized by the EMA or by the applicable national authority of the authorizing member state. Failure to comply with these requirements can result in adverse publicity, warning letters, mandated corrective advertising and potential civil and criminal penalties.

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

The process required by the FDA prior to marketing and distributing a biologic in the United States generally involves the following:

•	completion of laboratory tests, animal studies and formulation studies in compliance with the FDA’s GLP or GMP regulations, as applicable;

•	submission to the FDA of an investigational new drug application (“IND”), which must become effective before clinical trials may begin;

•	approval by an independent institutional review board (“IRB”) at each clinical site before each trial may be initiated;

•	performance of adequate and well‑controlled clinical trials in accordance with GCP to establish the safety and efficacy of the product for each indication;

•	preparation and submission to the FDA of a BLA or supplemental BLA;

•	satisfactory completion of an FDA advisory committee review, if applicable;

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

Phase 3:
The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well‑controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk‑benefit profile of the product, and to provide adequate information for the labeling of the product.

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

Submission of a BLA to the FDA

We initiated a U.S. Phase 3 pivotal study for NexoBrid in April 2015 to support a BLA submission to the FDA. The results of the preclinical studies and clinical trials, together with other detailed information, including information on the manufacture, control and composition of the product, are submitted to the FDA as part of a BLA requesting approval to market the product candidate for a proposed indication. Under the Prescription Drug User Fee Act, as amended, applicants are required to pay fees to the FDA for reviewing a BLA. These user fees, as well as the annual fees required for commercial manufacturing establishments and for approved products, can be substantial. The BLA review fee alone can exceed $200,000, subject to certain limited deferrals, waivers and reductions that may be available. Each BLA submitted to the FDA for approval is typically reviewed for administrative completeness and reviewability within 45 to 60 days following submission of the application. If found complete, the FDA will “file” the BLA, which triggers a full review of the application. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission. The FDA’s established goals are to review and act on 90% of priority BLA applications and priority original efficacy supplements within six months of the 60‑day filing date and receipt date, respectively. The FDA’s established goals are to review and act on 90% of standard BLA applications and standard original efficacy supplements with 10 months of the 60‑day filing date and receipt date, respectively. The FDA, however, may not be able to approve a biologic within these established goals, and its review goals are subject to change from time to time. Further, the outcome of the review, even if generally favorable, may not be an actual approval but rather an “action letter” that describes additional work that must be completed before the application can be approved.

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

Once a product is approved, marketing the product for other indicated uses or making certain manufacturing or other changes requires FDA review and approval of a supplemental BLA or a new BLA, which may require additional clinical data. In addition, further post‑marketing testing and surveillance to monitor the safety or efficacy of a product may be required. Also, product approvals may be withdrawn if compliance with regulatory standards is not maintained or if safety or manufacturing problems occur following initial marketing. In addition, new government requirements may be established that could delay or prevent regulatory approval of our product candidates under development.

Post‑approval requirements

Any drug or biologic products for which we receive FDA approvals are subject to continuing regulation by the FDA. Certain requirements include, among other things, record‑keeping requirements, reporting adverse experiences with the product, providing the FDA with updated safety and efficacy information annually or more frequently for specific events, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements. These promotion and advertising requirements include, among others, standards for direct‑to‑consumer advertising, prohibitions against promoting drugs for uses or in patient populations that are not described in the drug’s approved labeling, known as “off‑label use,” and other promotional activities, such as those considered to be false or misleading. Failure to comply with FDA requirements can have negative consequences, including the immediate discontinuation of noncomplying materials, adverse publicity, enforcement letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties. Such enforcement may also lead to scrutiny and enforcement by other government and regulatory bodies. Although physicians may prescribe legally available drugs for off‑label uses, manufacturers may not encourage, market or promote such off‑label uses. As a result, “off‑label promotion” has formed the basis for litigation under the Federal False Claims Act, violations of which are subject to significant civil fines and penalties.

The manufacturing of NexoBrid, EscharEx and our pipeline product candidates is and will be required to comply with applicable FDA manufacturing requirements contained in the FDA’s cGMP regulations. NexoBrid is manufactured at our production plant in Yavne, Israel, which is cGMP certified. The FDA’s cGMP regulations require, among other things, quality control and quality assurance, as well as the corresponding maintenance of comprehensive records and documentation. Drug and biologic manufacturers and other entities involved in the manufacture and distribution of approved drugs and biologics are also required to register their establishments and list any products they make with the FDA and to comply with related requirements in certain states. These entities are further subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. In addition, a BLA holder must comply with post‑marketing requirement, such as reporting of certain adverse events. Such reports can present liability exposure, as well as increase regulatory scrutiny that could lead to additional inspections, labeling restrictions or other corrective action to minimize further patient risk. Discovery of problems with a product after approval may result in serious and extensive restrictions on the product, manufacturer or holder of an approved BLA, as well as lead to potential market disruptions. These restrictions may include recalls, suspension of a product until the FDA is assured that quality standards can be met, and continuing oversight of manufacturing by the FDA under a “consent decree,” which frequently includes the imposition of costs and continuing inspections over a period of many years, as well as possible withdrawal of the product from the market. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

The FDA also may impose a number of post‑approval requirements as a condition of approval of a BLA. For example, the FDA may require post‑marketing testing, or Phase 4 testing, as well as risk minimization action plans and surveillance to monitor the effects of an approved product or place other conditions on an approval that could otherwise restrict the distribution or use of NexoBrid.

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

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Additional requirements and procedures relating to deferral requests and requests for extension of deferrals are contained in the FDASIA. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation. Accordingly, if NexoBrid is approved by the FDA for adults, it will be exempt from such requirements upon expanding its indication to children. However, our pipeline product candidates may be subject to such requirements.

Pediatric exclusivity is another type of non‑patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity, including the non‑patent and orphan exclusivity. This six‑month exclusivity may be granted if a BLA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show that the product is effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot accept or approve another application.

Patent term restoration and extension

A patent claiming a new drug product may be eligible for a limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984 (the “Hatch‑Waxman Act”), which permits a patent restoration of up to five years for the patent term lost during product development and the FDA regulatory review. The restoration period granted is typically one‑half the time between the effective date of an IND and the submission date of a BLA, plus the time between the submission date of a BLA and the ultimate approval date. Patent term restoration cannot be used to extend the remaining term of a patent past a total of fourteen years from the product’s approval date. Only one patent applicable to an approved drug product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent in question. A patent that covers multiple drugs for which approval is sought can only be extended in connection with one of the approvals. The U.S. Patent and Trademark Office reviews and approves the application for any patent term extension or restoration in consultation with the FDA.

Biosimilar products

As part of the Patient Protection and Affordable Care Act of 2010, Public Law No. 111‑148 (the “Affordable Care Act”), under the subtitle of Biologics Price Competition and Innovation Act of 2009 (“BPCI”), a statutory pathway has been created for licensure, or approval, of biological products that are biosimilar to or interchangeable with an FDA‑licensed reference biological product. To date, eight biosimilars have been licensed under the BPCIA, and numerous biosimilars have been approved in Europe. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars. Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. However, complexities associated with the larger, and often more complex, structures of biological products, as well as the processes by which such products are manufactured, pose significant hurdles to implementation of the abbreviated approval pathway that are still being worked out by the FDA.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12‑year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well‑controlled clinical trials to demonstrate the safety, purity and potency of their product. The approval of a biologic product biosimilar to NexoBrid could have a materially adverse impact on our business, may be significantly less costly to bring to the market and may be priced significantly lower than NexoBrid, but such approval may only occur after our 12‑year exclusivity period.

The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed “interchangeable” by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law. The BPCIA is complex and continues to be interpreted and implemented by the FDA. In addition, recent government proposals have sought to reduce the 12‑year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact, implementation, and meaning of the BPCIA remains subject to significant uncertainty.

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

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any products for which we obtain regulatory approval. In the United States, European Union and other markets, sales of any products for which we receive regulatory approval for commercial sale will depend to a large extent on the availability of reimbursement from third‑party payors. Third‑party payors include governments, government health administrative authorities, managed care providers, private health insurers and other organizations. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the drug product. Third‑party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the drug products approved for a particular indication by the FDA, EMA or National Ministries of Health. Third‑party payors are increasingly challenging the price and examining the medical necessity and cost‑effectiveness of medical products and services, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost‑effectiveness of NexoBrid, in addition to the costs required to obtain the FDA or other Ministry of Health approvals. Additionally, NexoBrid may not be considered medically necessary or cost‑effective. A payor’s decision to provide coverage for a drug product does not guarantee that an adequate reimbursement rate will be approved. Adequate third‑party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

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

Additionally, the Affordable Care Act, as limited by the U.S. Supreme Court’s decision in June 2012:

•	increases the minimum level of Medicaid rebates payable by manufacturers of brand‑name drugs from 15.1% to 23.1%;

•	requires collection of rebates for drugs paid by Medicaid managed care organizations; and

•	imposes a non‑deductible annual fee on pharmaceutical manufacturers or importers who sell “branded prescription drugs” to specified federal government programs.

At this time, it remains unclear whether there will be any changes made to the Affordable Care Act, whether to certain provisions or to the law in its entirety, in the future, particularly in light of the change in administrations following the U.S. presidential election.

In the European Union, pricing and reimbursement schemes vary widely from country to country and often within regions or provinces of countries. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed and may limit the annual budget of coverage or request that the company participate in the cost above certain use levels or for treatments perceived as unsuccessful and impose monitoring processes on the use of the product. Some countries and hospitals may require inclusion into the hospital formulary for payment from the hospital budget. Some countries and hospitals may require the completion of additional studies that compare the cost‑effectiveness of a particular drug candidate to currently available therapies. For example, the European Union provides options for its member states to restrict the range of drug products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a drug product or may instead adopt a system of direct or indirect controls on the profitability of the company placing the drug product on the market. Other member states allow companies to fix their own prices for drug products, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross‑border imports from low‑priced markets exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations for drug products may not allow favorable reimbursement and pricing arrangements.

Healthcare Law and Regulation

Healthcare providers, physicians and third‑party payors play a primary role in the recommendation and prescription of drug products that are granted marketing approval. Arrangements with healthcare providers, third‑party payors and other customers are subject to broadly applicable fraud and abuse and other healthcare laws and regulations. Such restrictions under applicable federal and state healthcare laws and regulations, include the following:

•
the federal healthcare Anti‑Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid;

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

•
the federal physician payment transparency requirements under the Affordable Care Act require certain manufacturers of drugs, devices and medical supplies to report to Centers for Medicare & Medicaid Services information related to payments and other transfers of value to physicians and teaching hospitals and physician ownership and investment interests; and

•
analogous state and foreign laws and regulations, such as state anti‑kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non‑governmental third‑party payors, including private insurers.

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

These laws, regulations and permits could potentially require the expenditure by us of significant amounts for compliance or remediation. If we fail to comply with such laws, regulations or permits, we may be subject to fines and other civil, administrative or criminal sanctions, including the revocation of permits and licenses necessary to continue our business activities. In addition, we may be required to pay damages or civil judgments in respect of third‑party claims, including those relating to personal injury (including exposure to hazardous substances we use, store, handle, transport, manufacture or dispose of), property damage or contribution claims. Some environmental, health and safety laws allow for strict, joint and several liability for remediation costs, regardless of comparative fault. We may be identified as a responsible party under such laws. Such developments could have a material adverse effect on our business, financial condition and results of operations.

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

Properties

Our principal executive offices are located at 42 Hayarkon Street, Yavne 8122745, Israel. We lease these facilities from our largest shareholder, Clal Life Sciences, L.P. (“CLS”), pursuant to a sub‑lease agreement, as amended, that expires on October 30, 2022. The facilities consist of approximately 20,000 square feet of space, and the yearly lease fee is approximately $245,000. These facilities house our administrative headquarters, our research and development laboratories and our manufacturing plant.

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

On September 15, 2014, a statement of claim was filed against the company by certain shareholders of PolyHeal. The plaintiffs allege that the company is obligated to pay them a total amount of approximately $1.3 million plus applicable interest (totaled in $1.5 million as of the ruling date) in exchange for their respective portion of PolyHeal’s shares, following the milestone occurrence under the 2010 PolyHeal Agreement. This claim arises out of a dispute with Teva under the 2010 PolyHeal Agreement. On December 14, 2014, the company filed a petition for a right to defend with the Tel Aviv‑Jaffa District Court, in which the company: (i) rejected the arguments raised against it in the statement of claim; (ii) emphasized that its obligation under the 2010 PolyHeal Agreement to purchase the 7.5% of PolyHeal’s shares is subject to the consumption of the deferred closing, as defined in the 2010 PolyHeal Agreement, including the receipt of the funds from Teva on a “back to back” basis; and (iii) stated that since no such payment has been made by Teva, the company is not subject to any obligation to purchase PolyHeal shares and/or make any payments to PolyHeal’s shareholders.

On November 13, 2017, the Tel Aviv‑Jaffa District Court issued a ruling in favor of the plaintiffs. The court ruled that the we are obligated to purchase PolyHeal’s shares for approximately $6.75 plus applicable interest (totaled in $7.5 million as of the ruling date) million plus applicable interest, which represents the purchase price for the total number of shares that the PolyHeal Agreements contemplate would be acquired by the Company from all the shareholders of PolyHeal. The Court ordered that we are obligated to purchase shares in PolyHeal from the plaintiffs, on the basis of their actual share holdings in PolyHeal as of January 15, 2013, for approximately $1.5 million, within 15 days from the date of the Court’s ruling. On December 27, 2017, we filed an appeal to the Supreme Court over the said ruling, alleging, among other things, that the agreement according to which the ruling was granted was misinterpreted by the District Court. We further alleged that both the wording of the agreement and the conduct of the parties thereunder prove that our obligation to purchase PolyHeal’s shares was subject to the prior receipt of funds, which were never received, from Teva. On January 30, 2018, certain PolyHeal shareholders filed a cross appeal, alleging that they are entitled to receive from us a full repayment of their counsel’s fees in a sum equal to 12.5% of the consideration to be paid for their shares. The Appeal and Cross Appeal are currently scheduled to be heard on January 7, 2019.

Accordingly, a full provision for the purchase price of the shares plus the accrued interest, totaling $7.5 million, was recorded within the loss from discontinued operations in respect of this claim, of which approximately $1.5 million was paid to plaintiffs in consideration for PolyHeal’s shares. If we are not successful in the appeal or if we are unable to reach a settlement with Teva, we could be required to purchase additional ordinary shares of PolyHeal from other existing shareholders even if we do not receive such investment from Teva, which could have a material adverse effect on our liquidity and financial condition.

We believe that we have substantive defenses to plaintiff’s claims, and we intend to vigorously advocate our position in our appeal to the Israeli Supreme Court. However, the outcome of litigation is always uncertain and the actual outcome of any proceeding may materially differ from estimates and could result in losses material to our consolidated results of operations, liquidity or financial condition. To date, no litigation matter has had a material impact on our operations or financial condition.

See “ITEM 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings” and “ITEM 3.D. Risk Factors— We may have liabilities under our former agreements with Teva Pharmaceutical Industries Ltd. and PolyHeal Ltd..”

C.          Organizational Structure

The legal name of our company is MediWound Ltd. and we are organized under the laws of the State of Israel. Our corporate structure consists of MediWound Ltd., our Israeli parent company, (i) MediWound Germany GmbH, our active wholly‑owned subsidiary, which was incorporated on April 16, 2013 under the laws of the Federal Republic of Germany and (ii) MediWound UK Limited, our inactive wholly‑owned subsidiary, which was incorporated on July 26, 2004 under the laws of England. To the best of our knowledge, we also hold approximately 8% ownership interest in Polyheal Ltd.

D.          Property, Plants and Equipment

See “ITEM 4.B. Business Overview—Properties” and “ITEM 4.B. Business Overview—Manufacturing, Supply and Production.”

Item 4A. UNRESOLVED STAFF COMMENTS

None.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.          Operating Results

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2017 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS, as issued by the IASB.

Company Overview

We are a fully integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel therapeutics products to address unmet needs in the fields of severe burns, chronic and other hard‑to‑heal wounds, connective tissue disorders and other indications. Our first innovative biopharmaceutical product, NexoBrid, received marketing authorization from the EMA and the Israeli and Argentinean Ministries of Health for removal of dead or damaged tissue, known as eschar, in adults with deep partial‑ and full‑thickness thermal burns, also referred to as severe burns. NexoBrid, which is based on our patented proteolytic enzyme technology, represents a new paradigm in burn care management and our clinical trials have demonstrated, with statistical significance, its ability to non‑surgically and rapidly remove the eschar earlier relative to existing standard of care upon patient admission, without harming viable tissues. We established a commercial organization for the marketing, sales and distribution of NexoBrid, including European headquarters in Germany and sales and marketing teams throughout Europe. We sell NexoBrid in Europe and Israel through our commercial organization, and we have launched NexoBrid in Argentina, through our local distributor, during 2016. We are conducting an on‑going U.S. Phase 3 pivotal study to support a BLA submission to the FDA and a European pediatric study to broaden the approved indication of NexoBrid, both of which are funded by BARDA. We manufacture NexoBrid in our state‑of‑the‑art, EMA‑certified, cGMP‑compliant, sterile pharmaceutical products manufacturing facility at our headquarters in Yavne, Israel.

In March 2014, we closed our IPO, at which time we sold a total of 5,750,000 ordinary shares in the offering and received net proceeds of approximately $71.7 million.

We initially generated revenues in 2014 following the launch of NexoBrid in the EU. Our revenue was $0.6 million, $1.6 million and $2.5 million in 2015, 2016 and 2017, respectively. In addition, we have signed local distribution agreements for distribution of NexoBrid in Argentina, Russia, South Korea, Mexico, Colombia, Peru, Chile, Ecuador, Panama, India, Bangladesh, Sri Lanka, Japan and Taiwan. Our future growth will depend, in part, on our ability to expand the commercialization of NexoBrid throughout Europe and receive marketing approval in the United States and other jurisdictions for NexoBrid and EscharEx. However, our net operating losses were $21.2 million, $20.2 million and $13.7 million for the years ended December 31, 2015, 2016 and 2017, respectively. As of December 31, 2017, we had an accumulated deficit of $129.4 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future.

In 2017, we completed an underwritten public offering of 5,037,664 ordinary shares and received net proceeds of approximately $22.7 million, after deducting the underwriting discount and offering expenses payable by us.

We expect to continue to invest in our research and development efforts, including continuing our NexoBrid ongoing clinical trials, as well as the clinical development of EscharEx and our pipeline product candidates. In addition, we expect to continue to advance NexoBrid as a standard of care, expend its commercial reach to additional important international markets and its potential use by countries for preparedness for mass casualty events.

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

Cost of Revenues

Our total cost of revenues includes expenses for the manufacturing of NexoBrid, including the cost of raw materials, employee‑related expenses including salaries, equity based‑compensation and other benefits and related expenses, rental fees, utilities and depreciation. We expect that our cost of revenues will increase as we expand the sale of NexoBrid throughout the European Union and internationally. We expect that our cost of revenues as a percentage of our total revenues will decrease to the extent that our sales from NexoBrid increase.

Operating Expenses

Research and Development Expenses, gross

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later‑stage clinical trials. We expect research and development costs to increase significantly for the foreseeable future as EscharEx progresses in its clinical program in the U.S. and our other pipeline product candidates’ progress in clinical trials. However, we do not believe that it is possible at this time to accurately project total program‑specific expenses to reach commercialization. There are numerous factors associated with the successful development of any of our product candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development. Additionally, future commercial and regulatory factors beyond our control will affect our clinical development programs and plans. Our actual spending could differ as our plans change and we invest in other drugs or potentially reduce our anticipated funding on research for existing products.

Research and development consist primarily of compensation for employees engaged in research and development activities including salaries, equity‑based compensation and benefits and related expenses, clinical trials, contract research organization sub‑contractors expenses, development materials, external advisors and the allotted cost of our manufacturing facility for research and development purposes.

Since 2015, we have cumulatively spent approximately $37.5 million on research and development primarily of NexoBrid and EscharEx, of which $19.0 million was funded by participation by BARDA funds and the Israeli government grants. Our total research and development expenses, net of participations, were approximately $6.0 million, $7.1 million, and $5.5 million in 2015, 2016, and 2017 respectively. Our research and development expenses related primarily to the development of NexoBrid and EscharEx. We charge all research and development expenses to operations as they are incurred.

The successful development of our patented proteolytic enzyme technology used in NexoBrid, EscharEx and additional pipeline product candidates is highly uncertain. As such, at this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the remainder of the development of our technology for additional indications. This uncertainty is due to numerous risks and uncertainties associated with developing products, including the uncertainty of:

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

Participation by Third Parties

Our research and development expenses are net of the following participations by third parties:

Participation by the IIA. We receive grants, subject to repayment through future royalty payments, as part of the NexoBrid and EscharEx research and development programs approved by the IIA. The requirements and restrictions for such grants are found in the Innovation Law. Under the Innovation Law, royalties of 3% on the revenues derived from sales of products or services developed in whole or in part using IIA grants are payable to the IIA. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us, plus annual interest generally equal to the 12‑month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. The total gross amount of grants actually received by us from the IIA, including accrued LIBOR interest and net of royalties actually paid as of December 31, 2017, totaled approximately $13.4 million and the amortized cost (using the effective interest method) of the liability as of that date totaled approximately $7.4 million. As of December 31, 2017, we had accrued and paid royalties to the IIA totaling $0.2 million.

In addition to paying any royalty due, we must abide by other restrictions associated with receiving such grants under the Innovation Law that continue to apply following repayment to the IIA. These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our know‑how outside of Israel and may require us to obtain the approval of the IIA for certain actions and transactions and pay additional royalties and other amounts to the IIA. In addition, any change of control and any change of ownership of our ordinary shares that would make a non‑Israeli citizen or resident an “interested party,” as defined in the Innovation Law, requires prior written notice to the IIA. If we fail to comply with the Innovation Law, we may be subject to criminal charges. See “Item 3.D. Risk Factors – We received Israeli Government grants for certain research and development activities. The terms of those grants require us to satisfy specified conditions and to pay penalties in addition to repayment of the grants upon certain events.”

Research and development grants received from the IIA are recognized upon receipt as a liability if future economic benefits are expected from the project that will result in royalty‑bearing sales. The amount of the liability for the loan is first measured at fair value using a discount rate that reflects a market rate of interest that reflects the appropriate degree of risks inherent in our business. The change in the fair value of the liability associated with grants from the IIA is reflected as an increase or decrease in our research and development expenses for the relevant period.

Participation by BARDA. On September 29, 2015, we were awarded a contract by BARDA valued up to $112 million for the advancement of the development and manufacturing, as well as the procurement, of NexoBrid in the United States. On July 17, 2017, we entered into an amendment to our contract with BARDA that increased its potential value to a maximum of $132 million. See “ITEM 4.B. Business Overview—BARDA Contract.” Pursuant to the contract, BARDA has committed to fund all development costs of NexoBrid required for achieving marketing authorization by the FDA, either directly or indirectly by reimbursing actual costs incurred by us. As of December 31, 2017, we have recorded $14.9 million in funding from BARDA out of the $56 million of committed funds provided for under the contract.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of compensation expenses for personnel engaged in sales and marketing, including salaries, equity based‑compensation and benefits and related expenses, as well as promotion, advertising, market access, medical, sales and distribution activities. These expenses also include costs related to the maintenance of our offices in Germany, which is focused primarily on marketing NexoBrid, and marketing authorization holder related costs.

General and Administrative Expenses

General and administrative expenses consist principally of compensation for employees in executive and administrative functions including salaries, equity‑based compensation, benefits, and other related expenses, professional consulting services, including legal and audit fees, as well as costs of office and overhead. We expect general and administrative expenses to remain stable.

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

Discontinued Operation

Following the expiration of our PolyHeal license, we accounted for our operation related to PolyHeal as a discontinued operation in accordance with IFRS accounting standard 5, “Non‑current Assets Held for Sale and Discontinued Operations.” Accordingly, the results of operations of the development, manufacturing and sales of PolyHeal, including impairments of inventories, our exclusive global license of the PolyHeal product and other assets are reported separately as a discontinued operation in our statement of operations for the periods presented below, as well as for all historical periods to be presented in future quarterly and annual releases of our results of operations.

Taxes on Income

The standard corporate tax rate in Israel was 26.5%, 25% and 24% for the 2015, 2016 and 2017 tax year, respectively. Effective of January 1, 2018, the corporate tax rate is 23%.

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses totaling approximately $115 million as of December 31, 2017. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

Under the Law for the Encouragement of Capital Investments, 5719‑1959 (the “Investment Law”), we have been granted “Beneficiary Enterprise” status, which provides certain benefits, including tax exemptions and reduced corporate tax rates. Income not eligible for Beneficiary Enterprise benefits is taxed at a regular corporate tax rate. The benefit entitlement period starts from the first year that the Beneficiary Enterprise first earns taxable income, and is limited to 12 years from the year in which the company requested to have tax benefits apply.

Comparison of Period to Period Results of Operations

The following table sets forth our results of operations in dollars and as a percentage of revenues for the periods indicated:

	Years Ended December 31,
	2015	2016	2017
	(in thousands)
Consolidated statements of operations data:
Revenues	$601	$1,558	$2,496
Cost of revenues	2,519	2,158	1,578
Gross (loss) profit	(1,918)	(600)	918
Operating expenses:
Research and development, gross	8,139	14,779	14,625
Participation by BARDA and IIA	(2,118)	(7,711)	(9,163)
Research and development, net of participations	6,021	7,068	5,462
Selling and marketing	9,284	8,403	5,362
General and administrative	4,004	4,084	3,781
Operating loss	(21,227)	(20,155)	(13,687)
Financial income	1,052	2,166	406
Financial expense	(1,496)	(896)	(1,252)
Loss from continuing operations	(21,671)	(18,885)	(14,533)
Loss from discontinued operation	(417)	—	(7,616)
Net loss	$(22,088)	$(18,885)	$(22,149)

Year Ended December 31, 2016 Compared to Year Ended December 31, 2017

Revenues

 We generated revenues from sales of NexoBrid in 2016 of approximately $1.6 million, compared to approximately $2.5 million in revenues from the sale of NexoBrid in 2017. The increase was primarily due to an increase in the volume of sales in the EU.

Costs and Expenses

Cost of revenues

Cost of revenues decreased 27% from approximately $2.2 million in the year ended December 31, 2016 to approximately $1.6 million in the year ended December 31, 2017.

The cost of revenues consisted primarily of employee related expenses, including salaries and benefit and equity‑based compensation, cost of materials, changes in inventory of finished products and other manufacturing expenses, which is partially offset by an allotment of manufacturing costs associated with research and development activities to research and development expenses. Allotment of manufacturing costs to research and development decreased $1.0 million in the year ended December 31, 2017, primarily due to a reduction in the development activities of EscharEx in 2017. Change in inventory of finished products decreased $1.8 million from $0.8 million in 2016 to $(1.0) in 2017.

Research and development expenses, net of participations

Research and development expenses, gross, decreased 1% from approximately $14.8 million in the year ended December 31, 2016 to approximately $14.6 million in the year ended December 31, 2017. The expenses primarily related to development of NexoBrid, which was predominantly funded by BARDA participation, and EscharEx. The decrease resulted primarily from a decrease in the allotment of cost of manufacturing for research and development purposes related to NexoBrid and EscharEx.

Salary and related expenses increased $0.6 million in the year ended December 31, 2017 due to an increased headcount of employees focused on research and development. Subcontracting costs increased $0.2 million in the year ended December 31, 2017 primarily due to clinical development activity of NexoBrid.

Allotment of manufacturing costs for research and development purposes decreased $1.0 million in the year ended December 31, 2017 primarily due to reduction in the development activities of EscharEx.

Moreover, participation from BARDA and the Israeli Innovation Authority increased by approximately $1.5 million from $7.7 million in the year ended December 31, 2016 to $9.2 in the year ended December 31, 2017.

Selling and marketing expenses

Selling and marketing expenses decreased 36%, from approximately $8.4 million in the year ended December 31, 2016 to approximately $5.4 million in the year ended December 31, 2017. The decrease was primarily due to a decrease in marketing activities associated with the launch of NexoBrid in the E.U. and a decrease of headcount of employees focused on selling and marketing.

General and administrative expenses

General and administrative expenses decreased 7% from approximately $4.1 million in the year ended December 31, 2016 to approximately $3.8 million in the year ended December 31, 2017.

Financial income

Financial income decreased from approximately $2.2 million in the year ended December 31, 2016 to approximately $0.4 million in the year ended December 31, 2017. Financial income in 2016 included $1.6 million due to revaluation of contingent consideration for purchase of shares.

Financial expense

Financial expense increased from approximately $0.9 million in the year ended December 31, 2016 to approximately $1.3 million in the year ended December 31, 2017. Financial expenses in 2017 included $0.4 million due to the revaluation of contingent consideration for the purchase of shares.

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

The cost of revenues consisted primarily of employee related expenses, including salaries and benefit and equity‑based compensation, cost of materials, changes in inventory of finished products and other manufacturing expenses, which was partially offset by an allotment of manufacturing costs associated with research and development activities to research and development expenses. Allotment of manufacturing costs to research and development increased $1.8 million in the year ended December 31, 2016 primarily as a result of support of manufacturing team to the development of EscharEx.

Research and development expenses, net of participations

Research and development expenses, gross, increased 82% from approximately $8.1 million in the year ended December 31, 2015 to approximately $14.8 million in the year ended December 31, 2016. The expenses primarily related to development of NexoBrid, which is predominantly funded by BARDA participation, and EscharEx. The increase resulted primarily from employee‑related expenses, advancing of ongoing NexoBrid clinical trials, toxicology studies for EscharEx and other product candidates and the allotment of cost of manufacturing for research and development purposes related to NexoBrid and EscharEx.

Salary and related expenses increased $0.6 million in the year ended December 31, 2016 due to an increased headcount of employees focused on research and development and share based compensation. Subcontracting costs increased $4.1 million in the year ended December 31, 2016 primarily due to clinical development activity of NexoBrid and pre‑clinical development of EscharEx and other product candidates.

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

General and administrative expenses

General and administrative expenses remained stable at approximately $4.0 ‑ 4.1 million for the years ended December 31, 2015 and December 31, 2016.

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

B.          Liquidity and Capital Resources

Our primary uses of cash are to fund working capital requirements, research and development expenses of NexoBrid and EscharEx and sales and marketing activities associated with the commercialization of NexoBrid in Europe. Historically, we have funded our operations primarily through private placements of equity securities, loans, convertible loans, participation by government grants from BARDA and the IIA. In March 2014, we closed our IPO, resulting in net proceeds to us of approximately $71.7 million. In September 2015, we were awarded a contract by BARDA, which is currently valued at up to $132 million, for the advancement of the development and manufacturing, as well as the procurement, of NexoBrid in the United States. See “ITEM 4.B. Business Overview—BARDA Contract.” Since we expect a significant portion of the funding for our NexoBrid development plan will be funded by BARDA, we intend to use a portion of our proceeds raised during our IPO initially intended for the development of NexoBrid to further advance the development of EscharEx. Furthermore, on March 7, 2016, the SEC declared our shelf registration statement on Form F‑3 effective. Under this shelf registration statement, we may offer from time to time up to $125 million in the aggregate of our ordinary shares, warrants and/or debt securities in one or more series or issuances. In September 2017, we completed an underwritten public offering of 5,037,664 ordinary shares and received net proceeds of approximately $22.7 million, after deducting the underwriting discount and offering expenses payable by us. We currently intend to use the net proceeds from the sale of securities offered by us pursuant to our registration statement on Form F‑3 to fund our research and development activities, primarily the clinical development of EscharEx, and the remainder, if any, for working capital and other general corporate purposes. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business.

The table below summarizes our sources of financing for the periods presented.

	Issuance of Ordinary Shares and Warrants	Government Grants and BARDA Funding, net	Total
	(in thousands)
Year ended December 31, 2017	$22,665	$8,895	$31,560
Year ended December 31, 2016	$7	$6,466	$6,473
Year ended December 31, 2015	$26	$1,552	$1,578

Our sources of financing in the year ended December 31, 2017 totaled $31.6 million and consisted primarily of the underwritten public offering proceeds of $22.7 million, IIA government grants totaling $0.3 million and funding under the BARDA contract totaling $8.6 million.

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

As of December 31, 2017, we had $36.1 million of cash and cash equivalents. Our net operating losses were $21.2 million, $20.2 million and $13.7 million for the years ended December 31, 2015, 2016 and 2017, respectively. As of December 31, 2017, we had an accumulated deficit of $129.4 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future. The net losses we will incur may fluctuate from quarter to quarter.

Our capital expenditures for fiscal years 2015, 2016, and 2017 amounted to $0.4 million, $0.7 million and $1.0 million, respectively. Capital expenditures consist primarily of investments in manufacturing and laboratory equipment.

Our future capital requirements will depend on many factors, including our revenue growth, the timing and extent of our spending on research and development efforts, and international expansion. We may also seek to invest in or acquire complementary businesses or technologies. To the extent that existing cash and cash from operations are insufficient to fund our future activities, we may need to raise additional funding through debt and equity financing. Additional funds may not be available on favorable terms or at all. We believe our existing cash, cash equivalents and short‑term bank deposits will be sufficient to satisfy our liquidity requirements for the next 12 months.

Cash Flows

The following table summarizes our consolidated statement of cash flows for the periods presented:

	Year Ended December 31,
	2015	2016	2017
	(in thousands)
Net cash provided by (used in):
Continuing operating activities	$(19,601)	$(16,445)	$(14,892)
Continuing investing activities	36,046	1,816	437
Continuing financing activities	778	907	22,995
Discontinued operating activities	—	—	(1,563)

Net cash used in continuing operating activities

The use of cash in all periods resulted primarily from our net losses adjusted for non‑cash charges and measurements and changes in components of working capital. Adjustments to net income for non‑cash items include depreciation and amortization, equity‑based compensation, revaluation of contingent liabilities and changes in assets and liabilities items.

Net cash used in continuing operating activities was approximately $16.4 million in the year ended December 31, 2016 compared to approximately $14.9 million in the year ended December 31, 2017. The decrease was attributed primarily to the decrease in operating loss, which was partially offset by an increase in change of working capital assets, net.

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

Net cash used in discontinued operating activities

Net cash used in discontinued operating activities was approximately $0 million in the year ended December 31, 2016 compared to approximately $1.6 million in the year ended December 31, 2017. The increase was attributed primarily to the consideration paid to PolyHeal’s shareholders following the district court ruling. See “ITEM 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings” and “ITEM 3.D. Risk Factors—We may have continuing obligations or liabilities under our former agreements with Teva Pharmaceutical Industries Ltd. and PolyHeal Ltd.

Net cash provided by continuing investing activities

The use of cash in continuing investing activities has historically been primarily related to investments in short‑term banks deposits and purchases of property and equipment. Net cash provided by investing activities was $1.8 million during the year ended December 31, 2016 compared to cash provided by investing activities of $0.4 million during the year ended December 31, 2017. The decrease was attributable primarily to decrease of proceeds from short‑term bank deposits and an increase in purchase of property and equipment.

Net cash provided by investing activities was $36.0 million during the year ended December 31, 2015 compared to cash provided by investing activities of $1.8 million during the year ended December 31, 2016. The decrease was attributable primarily to proceeds from short‑term bank deposits.

Net cash provided by continuing financing activities

Net cash provided by continuing financing activities was $0.9 million during the year ended December 31, 2016 compared to $23.0 million during the year ended December 31, 2017. The increase was attributable primarily to our receipt of $22.7 million net proceeds from our underwritten public offering in 2017.

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

In May 2014, IFRS 15, "Revenue from Contracts with Customers" ("the new Standard") was issued by the IASB. The new Standard introduces a five-step model that will apply to revenue earned from contracts with customers and is effective for the Company beginning January 1, 2018.

The new Standard allows the option of modified retrospective adoption. Under this option, the Company will recognize the cumulative effect of the initial adoption of the new Standard as an adjustment to the opening balance of retained earnings as of the date of initial application. Alternatively, the new Standard permits full retrospective adoption. The Company will adopt this standard using the modified retrospective method rather than full retrospective method. The accumulated effect of implementing the new Standard as of January 1, 2018 will be increase of deferred revenues by $ 249 and increase of accumulated deficit by $ 249.

Research and Development Expenses

Research expenses are recognized as expenses when incurred. Costs incurred on development projects are recognized as intangible assets as of the date as of which it can be established that it is probable that future economic benefits attributable to the asset will flow to us considering its commercial feasibility. This is generally the case when regulatory approval for commercialization is achieved and costs can be measured reliably. Given the current stage of the development of our products, no development expenditures have yet been capitalized. Intellectual property‑related costs for patents are part of the expenditure for the research and development projects. Therefore, registration costs for patents are expensed when incurred as long as the research and development project concerned does not meet the criteria for capitalization.

Equity‑Based Compensation

We account for our equity‑based compensation for employees in accordance with the provisions of IFRS 2 “Share‑based Payment,” which requires us to measure the cost of equity‑based compensation based on the fair value of the award on the grant date.

We have selected the binominal pricing model as the most appropriate method for determining the estimated fair value of our equity‑based awards. The resulting cost of an equity incentive award is recognized as an expense over the requisite service period of the award, which is usually the vesting period. We recognize compensation expense over the vesting period using the accelerated method pursuant to which each vesting tranche is treated as a separate amortization period from grant date to vest date, and classify these amounts in the consolidated financial statements based on the department to which the related employee reports.

The determination of the grant date fair value of options using an option pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the expected volatility of our share price over the expected term of the options, share option exercise and cancellation behaviors, risk‑free interest rates and expected dividends, which are estimated as follows:

•
Fair value of our ordinary shares. After March 20, 2014, the date our ordinary shares began trading on Nasdaq, the grant date fair value for equity‑based awards is based on the closing price of our ordinary shares on Nasdaq on the date of grant and fair value for all other purposes related to share‑based awards is the closing price of our ordinary shares on Nasdaq on the relevant date.

•	Volatility. The expected share price volatility was based on the historical equity volatility of the ordinary shares of comparable companies that are publicly traded.

•	Early exercise factor. Since adequate historical experience is not available to provide a reasonable estimate, the early exercise factor is determined based on peer group imperial studies.

•	Risk‑free rate. The risk‑free interest rate is based on the yield from U.S. Treasury zero‑coupon bonds with a term equivalent to the contractual life of the options.

•
Expected dividend yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

If any of the assumptions used in the option pricing models change significantly, equity‑based compensation for future awards may differ materially compared with the awards granted previously.

Government Grants from the Israeli Innovation Authority (formerly the Office of the Chief Scientist)

Research and development grants received from the IIA are recognized upon receipt as a liability if future economic benefits are expected from the project that will result in royalty‑bearing sales. The amount of the liability for the loan is first measured at fair value using a discount rate that reflects a market rate of interest that reflects the appropriate degree of risks inherent in our business. We used a discount rate of 12% based in part on our cost of capital determined by an independent valuation analysis conducted at the time of our initial recognition of IIA grants as a liability on our balance sheets. The difference between the amount of the grant received and the fair value of the liability is accounted for as a government grant and recognized as a reduction of research and development expenses. After initial recognition, the liability is measured at amortized cost using the effective interest method. Royalty payments are treated as a reduction of the liability. If no economic benefits are expected from the research activity, the grant receipts are recognized as a reduction of the related research and development expenses. In that event, the royalty obligation is treated as a contingent liability in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets.”

At the end of each reporting period, we evaluate whether there is reasonable assurance that the liability recognized will be repaid based on our best estimate of future sales and, if not, the appropriate amount of the liability is derecognized against a corresponding reduction in research and development expenses.

Government Funding from BARDA

Non‑royalty bearing funds from BARDA for funding research and development of NexoBrid are recognized at the time we are entitled to such funds on the basis of the related costs incurred and are recorded as a reduction from our research and development expenses.

Contingent Consideration for Purchase of Shares

On September 2, 2013, in accordance with the terms of the Teva Shareholders’ Rights Agreement entered into in 2007 and amended in 2010, we exercised our rights to repurchase all of our shares held by Teva in consideration for an obligation to pay Teva future royalty payments of 20% of our revenues from the sale or license of NexoBrid resulting in royalty payments up to a total amount of $30.6 million and from the sale or license of the PolyHeal Product resulting in royalty payments up to a total amount of $10.8 million. We account for this obligation as a liability on our balance sheet in an amount equal to the fair value of the future royalty payments. In order to determine the fair value, we estimated the amount and timing of the future payments to Teva based on our projected results of operations. The obligation to pay Teva future royalty payments no longer includes amounts from the sale or license of the PolyHeal Product since the license to the PolyHeal Product has expired. The resulting liability as of the exercise date was estimated at approximately $19.2 million. The contingent consideration was revalued as of December 31, 2016 and 2017 to be approximately $14.5 million and $14.4 million, respectively, and we recorded financial income of $1.6 million in 2016 and financial expense of $0.4 million in 2017.

Impairment of Non‑Financial Assets

The intangible assets are reviewed for impairment at each reporting date until they begin generating net cash inflows and subsequently whenever there is an indication that the asset may be impaired. We evaluate the need to record an impairment of the carrying amount of non‑financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non‑financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash‑generating unit to which the asset belongs and is calculated based on the projected cash flows that will be generated by the cash generating unit.

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

C.          Research and Development, Patents and Licenses, etc.

Our research and development strategy is centered on developing our patented proteolytic enzyme technology, which underlies NexoBrid and EscharEx, into additional products for high‑value indications. Our research and development team is located at our facilities in Yavne, Israel, and consists of 26 employees as of December 31, 2017 and is supported by highly experienced consultants in various research and development disciplines.

We have received government grants (subject to payment of royalties) as part of NexoBrid and EscharEx research and development programs approved by the IIA (in 2017 only for EscharEx). The total gross amount of grants actually received by us from the IIA, including accrued LIBOR interest and net of royalties actually paid as of December 31, 2017, totaled approximately $13.4 million and the amortized cost (using the interest method) of the liability totaled approximately $6.9 million and $7.4 million as of December 31, 2016 and 2017, respectively. Because the repayment of IIA grants is in the form of future royalties, the balance of the commitments to the IIA is presented as an amortized liability on our balance sheet. As of December 31, 2017, we had accrued and paid royalties to the IIA totaling $0.2 million.

We received funds from BARDA in accordance with the terms of our BARDA contract. As of December 31, 2017 we had accrued $14.9 million.

We incurred approximately $6.0 million, $7.1 million, and $5.5 million in research and development expenses (after deducting participation by government grants and funding by BARDA) in the years ended December 31, 2015, 2016 and 2017, respectively.

For a description of our research and development policies, see “ITEM 4.B. Business Overview—Research and Development.”

D.          Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2017 to December 31, 2017 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.          Off‑Balance Sheet Arrangements

We do not currently engage in off‑balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

F.          Contractual Obligations

Our significant contractual obligations as of December 31, 2017 are summarized in the following table:

	Payments Due by Period
	Total	2018	2019	2020 and thereafter
	(in thousands)
Operating lease obligations(1)	$1,719	$522	$450	$747

(1)
Operating lease obligations consist of payments pursuant to lease agreements for office and laboratory facilities, as well as lease agreements for 18 vehicles, which generally run for a period of three years.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of March 15, 2018:

Name	Age	Position
Executive Officers
Gal Cohen	45	President and Chief Executive Officer
Sharon Malka	46	Chief Financial and Operations Officer
Lior Rosenberg M.D.	72	Chief Medical Technology Officer
Ety Klinger Ph.D.	56	Chief Research and Development Officer
Carsten Henke	52	Chief Commercial Officer EU
Yaron Meyer	39	General Counsel and Corporate Secretary

Directors
Stefan T. Wills(3)	61	Chairman of the Board of Directors
Ofer Gonen	44	Director
Assaf Segal	46	Director
Vickie R. Driver M.D(1)(2)(3)	64	Director
Nissim Mashiach(1)(2)(3)(4)	57	Director
Sharon Kochan(1)(2)(3)(4)	49	Director

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Independent director under the rules of the Nasdaq Stock Market.

(4)	External director under the Companies Law.

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

Sharon Malka has served as our Chief Financial and Operations Officer since April 2007. From 2002 to 2007, Mr. Malka was a partner at Variance Economic Consulting Ltd., a multi‑disciplinary consulting boutique that specializes in financial and business services. Mr. Malka also served as a Senior Manager at Kesselman Corporate Finance, a division of PricewaterhouseCoopers Global Network, from 1998 to 2002. Mr. Malka holds a B.Sc. in Business Administration from the Business Management College in Israel and an M.B.A. from Bar Ilan University, Israel.

Lior Rosenberg is one of our co‑founders and has served as our Chief Medical Technology Officer since 2001 and served as a member of our board of directors from 2001 to 2013. Since 2001, Dr. Rosenberg has headed the unit for Cleft Lip Palate and Craniofacial Deformities at Soroka University Medical Center and Meir Medical Centers in Beer Sheva and Kfar Saba, Israel, respectively. Since 1987, he has served as a Full Professor of plastic surgery at the Ben‑Gurion University Medical School in Beer Sheva, Israel. He also serves as the Chairman of the Burn Disaster Committee for the International Society of Burn Injuries and the Israeli Ministry of Health. From 1987 to 2012, Dr. Rosenberg served as the chairman of the Department of Plastic Surgery and Burn Unit at Soroka University Medical Center in Beer Sheva, Israel. He is a founding member of the Israeli Burn Association and the Mediterranean Burn Council, a member of the American Burn Association and a national representative at the European Burn Association. Dr. Rosenberg holds a M.D. degree from Tel‑Aviv University, Israel and a Professor of Plastic Surgery degree from the Ben Gurion University, Israel.

Ety Klinger has served as our Chief Research and Development Officer since May 2014. Prior to joining MediWound, Dr. Klinger was Vice President of Research and Development at Proteologics Ltd since July 2011, where she was responsible for discovery projects in the ubiquitin system, conducted in collaboration with GlaxoSmithKline plc and Teva. Prior to this, Dr. Klinger served for 17 years in numerous leadership positions at Teva’s global innovative R&D division and served as Teva’s Board representative at various biotechnology companies. Dr. Klinger was a key member of the Copaxone® development team. As a project leader she led the chemistry, manufacture and control, preclinical, clinical and post‑marketing R&D activities of various innovative treatments for multiple sclerosis (MS), autoimmune and neurological diseases. From 2006 to 2011, as a Senior Director at Teva, Dr. Klinger was a member of Teva’s global innovative R&D management team. From 2006 to 2008, she served as the Head of MS and Autoimmune Diseases at Teva, and led the Life Cycle Management (LCM) of innovative R&D. Dr. Klinger holds a B.Sc. in Biology from the Hebrew University in Jerusalem, a M.S. and a Ph.D. in Biochemistry from Tel‑Aviv University and an MBA degree from Tel Aviv University and Northwestern University.

Carsten Henke has served as our Chief Commercial Officer for the European organization since October 2014 and is acting as the Managing Director of our wholly‑owned subsidiary, MediWound Germany GmbH, since July 2013. From February 2009 to December 2012, Mr. Henke served as Teva’s General Manager in Spain, and from January 2004 to January 2009, he served as Teva’s Director of Marketing and Sales in Germany. Mr. Henke holds a B.Sc. in European Management from the ESB Business School at Reutlingen University and a Graduado Superior in International Business Administration—E‑4 from Comillas Pontifical University ICAI—ICADE in Madrid, Spain.

Yaron Meyer has served as our General Counsel and Corporate Secretary since December 2013. From April 2008 to November 2013, he served as the Corporate Secretary of Clal Biotechnology Industries Ltd. (CBI). From November 2010 to November 2013, he served as the General Counsel and Corporate Secretary of D‑Pharm Ltd. From April 2008 to May 2010, he served as a legal counsel of Clal Industries Ltd. From May 2005 to April 2008, he worked as an associate at Shibolet & Co. Advocates. Mr. Meyer holds an LL.B. degree from Haifa University, Israel.

Directors

Stefan T. Wills has served as a member of our board of directors since May 2017 and as Chairman of our board since October 2017. Mr. Wills has served, since 1997, as Executive Vice President, Secretary, Treasurer and Chief Financial Officer of Palatin Technologies, Inc. (“Palatin”), a publicly‑held biopharmaceutical company developing targeted, receptor‑specific peptide therapeutics for the treatment of diseases with significant unmet medical need and commercial potential. He has served in various roles at Palatin since 1997, including as Executive Vice President of Operations from 2005 until June 2011 and as Chief Operating Officer and Executive Vice President from 2011 to present. Mr. Wills served as Executive Chairman and Interim Principal Executive Officer of Derma Sciences, Inc. (“Derma”), a publicly‑held company providing advanced wound care products, from December 2015 until February 2017 when Derma was acquired by Integra Life Sciences Holding Corporation. Mr. Wills also served as the lead director of Derma until December 2015 and as Derma’s Chief Financial Officer from 1997 to 2000. Mr. Wills serves on the board of trustees and executive committee of The Hun School of Princeton, and, from 1991 to 2000, he was the President and Chief Operating Officer of Golomb, Wills & Company, P.C., a public accounting firm. Mr. Wills, a certified public accountant, received his B.S. in accounting from West Chester University, and an M.S. in taxation from Temple University.

Ofer Gonen has served as a member of our board of directors since September 2003. Mr. Gonen is also the Chief Executive Officer of Clal Biotechnology Industries Ltd. (“CBI”). Mr. Gonen manages CBI’s life science investments, business development, U.S.‑based operations and investment support of CBI’s portfolio companies. Mr. Gonen serves as an executive chairman and board member of several companies: Gamida Cell Ltd., CureTech Ltd., Campus Bio L.P., Clal Life Sciences L.P. and Clal Application Center Ltd. Prior to joining CBI, Mr. Gonen was the general manager of Biomedical Investments as well as a technology consultant to various Israeli venture capital funds and an Academic Aide to the Governor of the Bank of Israel. Mr. Gonen gained extensive experience in R&D the management in defense‑oriented projects within the prestigious “Talpiot” program of the Israel Defense Forces, for which he was awarded the Israeli National Security Medal. Mr. Gonen holds a B.Sc. in Physics, Mathematics and Chemistry from the Hebrew University of Jerusalem and an M.A. in Economics and Finance from Tel Aviv University, Israel.

Assaf Segal has served as a member of our board of directors since October 2017. Mr. Segal has served as the Chief Financial Officer at Clal Biotechnology Industries Ltd. since July 2015. Prior to that time, Mr. Segal was a Partner at Variance Economic Consulting Ltd., from 2004 until June 2015, where he provided in‑depth consulting for international and local clients in a wide range of industries, including telecommunications, internet, biotech, heavy industry and financial sectors. Previously, he founded a start‑up software company. Mr. Segal also previously held a managerial position at PriceWaterhouseCoopers Corporate Finance and was an Economic Department manager at the North American division of Amdocs Inc. His experience also includes risk management and house account (“Nostro”) trading at the Union Bank of Israel, and serving as an economist for capital markets in the Research Department of the Bank of Israel. Mr. Segal also has many years of experience in economic consulting and company valuations, joint ventures and financial instruments for investments, M&A, and IPOs. He has 15 years of experience in economic consulting for international and local clients in the Bio‑Tech sector as well as in Hi‑Tech, financial and other sectors. He holds a B.A. in Economics and Statistics and an M.B.A. (Finance and Information Systems) from the Hebrew University of Jerusalem.

Vicki R. Driver has served as a member of our board of directors since May 2017. Dr. Driver is board certified in foot surgery by the American Board of Podiatric Surgery and is a Fellow at the American College of Foot and Ankle Surgeons, licensed in Rhode Island. Her career as a podiatric physician and surgeon has included a special emphasis on limb preservation and wound healing in her medical practice, as well as, research and education. Dr. Driver has been a Professor of Surgery in the Department of Orthopedics at Brown University (Clinical) since 2014. She has served for 9 years on the Board of Directors for the Association for the Advancement of Wound Care (“AAWC”), and recently completed her tenure as President for this international organization. Dr. Driver is also the chair of Wound Care Experts and U.S. Food and Drug Administration (“FDA”) Clinical Endpoints Project. She has just been named to serve as member at large to the Board of Directors of the Wound Healing Society (“WHS”) and Board Member to the Critical Limb Ischemia (“CLI”) Global Society. In addition, she serves on multiple national and international clinical committees that focus on preventing limb loss and improving wound healing in the high‑risk population. She has served as an investigator for more than 70 important multi‑center randomized clinical trials, as well as developed and supervised multiple research fellowship training programs. She has served and chaired multiple committees for large national and international pivotal clinical trials and has authored over 120 publications and abstracts. Dr. Driver is credited with the development and directorship of multiple major multidisciplinary Limb Preservation – Wound Healing Centers of Excellence, including Military/VA, Hospital and University based programs. Since 2015, she has served as Director, Translational Medicine, Wound Healing at the Novartis Institute for Biomedical Research. From 2011 to 2014, she was Program Director, Inaugural Educational Committee at the American College of Wound Healing and Tissue Repair at University of Illinois School of Medicine. From 2011 to 2015, she was also Scientific Director, Colorado Prevention Center, Wound Care Laboratory at the University of Colorado. From 2012 to 2015, Dr. Driver held a number of positions at the Providence Veterans Administration Medical Center in Rhode Island, including Chief, Section of Podiatric Surgery and Director, Clinical Research, Limb Preservation and Wound Healing. Prior thereto, she held various positions at multiple major multidisciplinary Limb Preservation – Wound Healing Centers of Excellence. Dr. Driver received a Doctorate of Podiatric Medicine and Surgery from the California College of Podiatric Medicine and Surgery and a Masters in Medical Education from Samuel Merritt University.

Nissim Mashiach has served as a member of our board of directors since June 2017. Mr. Mashiach served as President and Chief Executive Officer of Macrocure Ltd., a Nasdaq‑listed biotechnology company focused on the treatment of chronic and other hard‑to‑heal wounds, from June 2012 to January 2017. From 2009 to 2012, he served as General Manager at Ethicon, a Johnson & Johnson company. Prior to Ethicon, he served as President and Chief Operating Officer at Omrix Biopharmaceuticals, Inc., which was acquired by Johnson & Johnson in 2008. Prior to Omrix, Mr. Mashiach held leadership positions at several pharmaceutical companies. He holds an MBA from the University of Manchester in Manchester, England, an MPharmSc from the Hebrew University in Jerusalem, Israel, and a B.Sc, Chemical Engineering from the Technion‑Israel Institute of Technology in Haifa, Israel.

Sharon Kochan has served as a member of our board of directors since June 2017. Mr. Kochan has served as Executive Vice President & President, International, for Perrigo Company Plc., a global, over‑the‑counter, consumer goods and specialty pharmaceutical company listed on the New York Stock Exchange, since 2012, and has been a member of the Perrigo Executive Committee since 2007. From March 2007 to July 2012, he served as Executive Vice President, General Manager of Prescription Pharmaceuticals for Perrigo and from 2005 to 2007, he was Senior Vice President of Business Development and Strategy for Perrigo. Mr. Kochan was Vice President, Business Development of Agis Industries (1983) Ltd. from 2001 until Perrigo acquired Agis in 2005. He completed the Senior Management Program at the Technion Institute of Management in Haifa, Israel, received a Master of Science in Operations Research & Management Science from Columbia University in New York City and received a Bachelor of Science in Industrial and Management Engineering from Tel‑Aviv University in Tel‑Aviv, Israel.

B.          Compensation

Compensation of Directors and Executive Officers

The table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2017. All amounts reported in the table reflect the cost to the company, as recognized in our financial statements for the year ended December 31, 2017.

Name and Position	Salary & Social Benefits(1)	Bonus	Share‑Based Payment(2)	Other Compensation(3)	Total
	(U.S. dollars)(4)
Gal Cohen, President and Chief Executive Officer	391,116	129,972	175,284	(22,175)	674,197
Sharon Malka, Chief Financial and Operations Officer	260,450	98,599	161,581	34,822	555,453
Lior Rosenberg, M.D., Chief Medical Technology Officer	291,990	96,078	91,265	36,630	515,964
Carsten Henke, Chief Commercial Officer EU & Managing Director of MediWound Germany GmbH	270,734	98,223	104,044	50,874	523,875
Ety Klinger, Chief Research & Development Officer	220,303	77,311	104,424	11,625	413,662

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

(2)
Represents the equity‑based compensation expenses recorded in the company’s consolidated financial statements for the year ended December 31, 2017 based on the options’ grant date fair value in accordance with accounting guidance for equity‑based compensation.

(3)
Represents the other benefits to such officer, which includes either or both of (i) car expenses, including lease costs, gas and maintenance, provided to the officers, (ii) vacation benefits and (iii) severance pay.

(4)
Converted (i) from NIS into U.S. dollars at the rate of 3.57 = U.S.$1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar in the year ended December 31, 2017 and (ii) from Euro into U.S. dollars at the rate of Euro 0.885 = U.S$1.00, based on the average representative rate of exchange between the Euro and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2017.

The aggregate compensation paid and equity‑based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended December 31, 2017 was $3.1 million. As of December 31, 2017, options to purchase 1,198,037 ordinary shares granted to our directors and executive officers were outstanding under our share option plans at a weighted average exercise price of $9.44 per share. We do not have any written agreements with any director providing for benefits upon the termination of such director’s relationship with our company or its subsidiaries.

Employment Agreements with Executive Officers

We have entered into written employment agreements with all of our executive officers, which include standard provisions for a company in our industry regarding non‑competition/solicitation, confidentiality of information and assignment of inventions. Except for Prof. Rosenberg, our Chief Medical Technology Officer, our executive officers will not receive benefits upon the termination of their respective employment with us, other than payment of salary and benefits (and limited accrual of vacation days) during the required notice period for termination of their employment, which varies for each individual. Upon termination of his employment, Prof. Rosenberg is entitled to a one‑time termination payment of ten months of salary.

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

The 2003 Plan provides that options granted to our employees, directors and officers who are not controlling shareholders and who are considered Israeli residents are intended to qualify for special tax treatment under the “capital gains track” provisions of Section 102(b)(2) of the Ordinance. Our Israeli non‑employee service providers and controlling shareholders may only be granted options under Section 3(i) of the Ordinance, which does not provide for similar tax benefits.

Options granted under the 2003 Plan are subject to vesting schedules and generally expire ten years from approval of the option and vest over a four‑year period commencing on the date of grant, such that 25% of the granted options vest annually on each of the first, second, third and fourth anniversaries of the date of grant. Under the 2003 Plan, in the event of termination of employment or services for reasons of disability or death, the grantee, or in the case of death, his or her legal successor, may exercise options that have vested prior to termination within a period of six months after the date of termination. If a grantee’s employment or service is terminated for cause, all of the grantee’s vested and unvested options expire on the date of termination. If a grantee’s employment or service is terminated for any other reason, the grantee may exercise his or her vested options within 90 days after the date of termination. Any expired or unvested options are returned to the pool for reissuance.

The 2003 Plan provides that in the event of a merger or consolidation of our company or a sale of all, or substantially all, of our assets, the unexercised options outstanding may be assumed, or substituted for an appropriate number of shares of each class of shares or other securities as were distributed to our shareholders in connection with such transaction and the exercise price will be appropriately adjusted. If not so assumed or substituted, all non‑vested and non‑exercised options will expire upon the closing of the transaction. Our board of directors or its designated committee, as applicable, may provide in the option agreement that if the acquirer does not agree to assume or substitute the options, vesting of the options shall be accelerated so that any unvested option or any portion thereof will vest 10 days prior to the closing of the transaction. In the event that such consideration received in the transaction is not solely in the form of ordinary shares of another company, the board of directors or the designated committee, as applicable, may, with the approval of the acquirer, provide that in lieu of the assumption or substitution of the options, the options will be substituted by another type of asset or property, including cash.

2014 Equity Incentive Plan

In March 2014, we adopted and obtained shareholder approval for our 2014 Equity Incentive Plan (the “2014 Plan”). The 2014 Plan provides for the grant of options, restricted shares, restricted share units and other share‑based awards to our and our subsidiaries’ and affiliates’ directors, employees, officers, consultants and advisors, among others and to any other person whose services are considered valuable to us or them, to continue as service providers, to increase their efforts on our behalf or behalf of a subsidiary or affiliate and to promote the success of our business. Following the approval of the 2014 Plan by the Israeli tax authorities, we are only granting options or other equity incentive awards under the 2014 Plan, although previously‑granted options and awards will continue to be governed by our 2003 Plan and the shares underlying such options and awards will count against the reserved pool for the 2014 Plan. The initial reserved pool under the 2014 Plan was 3,032,742 ordinary shares, which will automatically increase on January 1 of each year by a number of ordinary shares equal to the lowest of (i) 2% of our outstanding shares, (ii) 600,000 shares and (iii) a number of shares determined by our board of directors, if so determined prior to January 1 of the year in which the increase will occur. The reserved pool was increased by 431,006 and 540,955 ordinary shares as of January 1, 2015 and January 1, 2018, respectively, representing 2% of our outstanding shares as of each such date. We did not increase the reserved pool in 2016 or 2017.

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

Options granted under the 2014 Plan to U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the Code, or may be non‑qualified. The exercise price for “incentive stock options” must not be less than the fair market value on the date on which an option is granted, or 110% of the fair market value if the option holder holds more than 10% of our share capital.

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

The following table provides information regarding the outstanding options to purchase our ordinary shares held by each of our directors and executive officers who beneficially own greater than 1% of our ordinary shares or options to purchase more than 1% of our ordinary shares as of March 15, 2018:

Name	Number of Options	Grant Date	Exercise Price	Vested Options as of March 15, 2018	Expiration Date
Gal Cohen, President and Chief Executive Officer	208,332	11/14/2006	$2.63	208,332	11/13/2020
	45,600	1/15/2011	$9.82	45,600	1/14/2021
	152,000	12/24/2013	$12.89	152,000	12/23/2023
	70,000	1/28/2016	$9.58	35,000	12/22/2025
Lior Rosenberg, Chief Medical Technology Officer	76,000	12/24/2013	$12.89	76,000	12/23/2023
	25,000	12/23/2015	$9.58	12,500	12/22/2025

C.          Board Practices

Board of Directors

Under the Israeli Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day‑to‑day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are also appointed by our board of directors, and are subject to the terms of any applicable employment agreements that we may enter into with them.

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

In accordance with the exemption available to foreign private issuers under Nasdaq rules, we do not follow the requirements of the Nasdaq rules with regard to having a majority of independent directors on our board of directors, and instead, follow Israeli law and practice, in accordance with which our board of directors includes at least two external directors. Our board of directors has determined that four of our directors are independent under the Nasdaq Stock Market rules. The definition of “independent director” under the Nasdaq Stock Market rules and “external director” under the Israeli Companies Law overlap to a significant degree such that we would generally expect the two directors that serve as external directors to qualify as independent under the Nasdaq Stock Market rules. However, it is possible for a director to qualify as an “external director” under the Israeli Companies Law without qualifying as an “independent director” under the Nasdaq Stock Market rules, or vice‑versa. The definition of external director under the Israeli Companies Law includes a set of statutory criteria that must be satisfied, including criteria whose aim is to ensure that there is no factor that would impair the ability of the external director to exercise independent judgment. The definition of independent director under the Nasdaq Stock Market rules specifies similar, although less stringent, requirements in addition to the requirement that the board of directors consider any factor which would impair the ability of the independent director to exercise independent judgment. In addition, external directors serve for a period of three years pursuant to the requirements of the Israeli Companies Law. However, external directors must be elected by a special majority of shareholders while independent directors may be elected by an ordinary majority. See “—External Directors” for a description of the requirements under the Israeli Companies Law for a director to serve as an external director.

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

In addition, our articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors for a term of office equal to the remaining period of the term of office of the director(s) whose office(s) have been vacated. External directors are elected for an initial term of three years and may be elected for additional three‑year terms under the circumstances described below. External directors may be removed from office only under the limited circumstances set forth in the Israeli Companies Law. See “—External Directors.”

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

External Directors

Under the Israeli Companies Law, we are required to include at least two members who qualify as external directors. Our current external directors are Nissim Mashiach and Sharon Kochan, each of whom serves on our audit committee and compensation committee.

The provisions of the Israeli Companies Law set forth special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting at a meeting of shareholders, provided that either:

•
such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, to which we refer as a disinterested majority; or

•
the total number of shares voted by non‑controlling shareholders and by shareholders who do not have a personal interest in the election of the external director against the election of the external director does not exceed 2% of the aggregate voting rights in the company.

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

The initial term of an external director is three years. Thereafter, an external director may be reelected by shareholders to serve in that capacity for up to two additional three‑year terms, provided that either:

(i)
his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non‑controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company, subject to additional restrictions set forth in the Israeli Companies Law with respect to affiliations of external director nominee; or

(ii)
his or her service for each such additional term is recommended by the board of directors and is approved at a meeting of shareholders by the same majority required for the initial election of an external director (as described above).

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the Nasdaq Global Market, may be extended indefinitely in increments of additional three‑year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements (as described above regarding the reelection of external directors). Prior to the approval of the reelection of the external director at a general meeting of shareholders, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

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

Our board of directors has determined that Sharon Kochan has accounting and financial expertise and possesses professional qualifications as required under the Israeli Companies Law.

Leadership Structure of the Board

In accordance with the Israeli Companies Law and our articles of association, our board of directors is required to appoint one of its members to serve as chairman of the board of directors. Our board of directors has appointed Stefan T. Wills to serve as chairman of the board of directors.

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

Nasdaq listing rules

Under the Nasdaq Stock Market rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise or, if we choose to follow requirements under Israeli law, we must disclose that fact in this annual report.

Our audit committee consists of Sharon Kochan (chairperson), Vickie R. Driver and Nissim Mashiach, each of whom is an independent director in accordance with Rule 10A‑3(b)(1) under the Exchange Act and satisfies the independent director requirements under the Nasdaq Stock Market rules. All members of our audit committee meet the requirements for financial literacy under the applicable rules of the Nasdaq Stock Market. Our board of directors has determined that Sharon Kochan is an “audit committee financial expert,” as defined in the SEC regulations.

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

•	recommending the engagement or termination of the person filling the office of our internal auditor; and

•	recommending the terms of audit and non‑audit services provided by the independent registered public accounting firm for pre‑approval by our board of directors.

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre‑approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management.

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

Compensation Committee and Compensation Policy

Our Compensation Committee consists of Sharon Kochan (chairperson), Vickie R. Driver and Nissim Mashiach, each of whom is independent under the Nasdaq Stock Market rules.

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

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, which we refer to as a compensation policy. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and must be approved by the company’s shareholders, which approval requires what we refer to as a Special Majority Approval for Compensation. Special Majority Approval for Compensation requires shareholder approval by a majority vote of the shares present and voting at a meeting of shareholders called for such purpose, provided that either (a) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement or (b) the total number of shares of non‑controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights.

We have adopted a compensation policy, which serves as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment or other benefit in respect of employment or engagement. Under the Israeli Companies Law, the compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business plan and its long‑term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

•	the knowledge, skills, expertise and accomplishments of the relevant office holder;

•	the office holder’s roles and responsibilities and prior compensation agreements with him or her;

•	the relationship between the terms offered and the average compensation of the other employees of the company, including those employed through manpower companies;

•	the impact of disparities in salary upon work relationships in the company;

•	the possibility of reducing variable compensation at the discretion of the board of directors;

•	the possibility of setting a limit on the exercise value of non‑cash variable equity‑based compensation; and

•
as to severance compensation, the period of service of the office holder, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

•	the link between variable compensation and long‑term performance, which variable compensation shall, other than office holder who report to the CEO, be primarily based on measurable criteria;

•	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

•
the conditions under which an office holder would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

•	the minimum holding or vesting period for variable, equity‑based compensation; and

•	maximum limits for severance compensation.

The compensation committee is responsible for (a) recommending the compensation policy to the company’s board of directors for its approval (and subsequent approval by its shareholders) and (b) duties related to the compensation policy and to the compensation of a company’s office holders as well as functions previously fulfilled by a company’s audit committee with respect to matters related to approval of the terms of engagement of office holders, including:

•
recommending whether a compensation policy should continue in effect, if the then‑current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years, other than following a company’s initial public offering, in which case such approval must occur within 5 years of the initial public offering);

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

Nasdaq listing rules

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

Compensation committee role

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the compensation committee, which include:

•	the responsibilities set forth in the compensation policy;

•	reviewing and approving the granting of options and other incentive awards to the extent such authority is delegated by our board of directors; and

•	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non‑employee directors.

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

As of March 15, 2018, Clal Biotechnology Industries Ltd. beneficially owned or controlled, directly and indirectly, 34.9% of our issued and outstanding ordinary shares.

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

The maximum indemnification amount set forth in such agreements is limited to an amount equal to the greater of (x) 25% of our total shareholders’ equity based on our most recently financial statements of the time of the actual payment of the indemnification or (y) $25 million. The maximum amount set forth in such agreements is in addition to amounts actually paid, if any, under insurance policies and/or by a third‑party pursuant to an indemnification arrangement.

D.          Employees

As of December 31, 2017, we had 76 employees, 60 based in Israel and 16 (including 3 full time service providers) based throughout Europe and employed by our German subsidiary. The total number of our full‑time employees and the distribution of our employees according to main areas of activity, as of the end of each of the last three years, are set forth in the following table:

	As of December 31,
	2015	2016	2017
Department
Administrative	6	7	8
Research and development	16	22	26
Manufacturing	20	23	26
Sales and marketing	25	20	16
Total	67	72	76

During the periods covered by the above table, we did not employ a significant number of temporary employees.

Israeli labor laws govern the length of the workday and workweek, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination, payments to the National Insurance Institute and other conditions of employment, and include equal opportunity and anti‑discrimination laws. While none of our employees is party to any collective bargaining agreements, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees in Israel by order of the Israeli Ministry of the Economy. These provisions primarily concern pension fund benefits for all employees, insurance for work‑related accidents, recuperation pay and travel expenses. We generally provide our employees with benefits and working conditions beyond the required minimums.

We have never experienced any employment‑related work stoppages and believe our relationships with our employees are good.

E.          Share Ownership

For information regarding the share ownership of our directors and executive officers, see “ITEM 6.B. Compensation—2014 Equity Incentive Plan” and “ITEM 7.A. Major Shareholders.”

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of March 15, 2018 by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. The percentage of shares beneficially owned is based on 27,047,737 ordinary shares outstanding as of March 15, 2018. We have deemed our ordinary shares subject to stock options that are currently exercisable or exercisable within 60 days of March 15, 2018 to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

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

Name of Beneficial Owner	Number of Shares Beneficially Held	Percentage of Class
Directors and Executive Officers
Stefan T. Wills	*	*
Ofer Gonen	*	*
Assaf Segal	*	*
Vickie R. Driver	*	*
Nissim Mashiach	*	*
Sharon Kochan	*	*
Gal Cohen(1)	440,932	1.6%
Sharon Malka	*	*
Lior Rosenberg(2)	1,939,072	7.1%
Carsten Henke	*	*
Ety Klinger	*	*
Yaron Meyer	*	*
All executive officers and directors as a group (12 persons)(3)	2,877,316	10.6%
Principal Shareholders
Clal Biotechnology Industries Ltd.(4)	9,429,555	34.9%
Wellington Management Group LLP(5)	3,642,979	13.5%
Migdal Insurance & Financial Holdings Ltd.(6)	2,209,368	8.2%
Yelin Lapidot(7)	1,432,381	5.3%

*	Less than 1%.

(1)	Shares beneficially owned consist of 440,932 ordinary shares issuable upon exercise of outstanding options that are currently exercisable or exercisable within 60 days of March 15, 2018.

(2)
As reported on a Schedule 13G/A filed on February 8, 2018, shares beneficially owned consist of: (i) 140,367 ordinary shares held directly by Prof. Rosenberg; (ii) 88,500 ordinary shares issuable upon exercise of outstanding options held directly by Prof. Rosenberg that are currently exercisable or exercisable within 60 days of December 31, 2017; and (iii) 1,710,205 ordinary shares held by L.R. Research and Development Ltd. in trust for the benefit of Prof. Rosenberg. Prof. Rosenberg is the sole shareholder of L.R. Research and Development Ltd.

(3)
Shares beneficially owned consist of 1,856,029 ordinary shares held directly or indirectly by such executive officers and directors and 1,021,287 ordinary shares issuable upon exercise of outstanding options that are currently exercisable or exercisable within 60 days of March 15, 2018.

(4)
Shares beneficially owned consist of: (i) 8,248,973 ordinary shares held by Clal Life Sciences, LP, an Israeli limited partnership, whose managing partner is Clal Application Center Ltd., a wholly‑owned subsidiary of CBI; and (ii) 1,220,582 ordinary shares held by CBI, as reported by CBI on a Schedule 13G/A filed on February 6, 2018. As reported on a Schedule 13G/A filed on February 14, 2018 by Access Industries Holdings LLC Access Industries Holdings LLC indirectly owns 100% of the outstanding shares of Clal Industries Ltd., which owns the majority of the outstanding shares of, and controls, CBI. The address of Clal Industries Ltd. is the Triangular Tower, 3 Azrieli Center, Tel Aviv 67023, Israel and the address of Access Industries Holdings LLC is c/o Access Industries Group, 730 Fifth Avenue, New York, New York 10019, United States.

(5)
Shares beneficially owned consist of 3,642,979 ordinary shares owned of record by clients of one or more investment advisers directly or indirectly owned by Wellington Management Group LLP. As reported on a Schedule 13G/A filed on February 8, 2018, of the 3,642,979 shares beneficially owned, Wellington Management Group LLP has shared voting power with respect to 3,357,621 ordinary shares and shared dispositive power with respect to all 3,642,979 ordinary shares; Wellington Group Holdings LLP has shared voting power with respect to 3,357,621 ordinary shares and shared dispositive power with respect to all 3,642,979 ordinary shares; Wellington Investment Advisors Holdings LLP has shared voting power with respect to 3,357,621 ordinary shares and shared dispositive power with respect to all 3,642,979 ordinary shares; and Wellington Management Company LLP has shared voting power with respect to 3,357,621 ordinary shares and shared dispositive power with respect to 3,567,063 ordinary shares. The address of Wellington Management Group is c/o Wellington Management Company LLP, 280 Congress Street, Boston, MA 02210.

(6)
Shares beneficially owned consist of: (i) 1,992,422 ordinary shares held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal Insurance & Financial Holdings Ltd (“Migdal”), according to the following segmentation: 1,172,094 ordinary Shares are held by Profit participating life assurance accounts and 820,328 ordinary Shares are held by Provident funds and companies that manage provident funds, , and (ii) 216,946 are beneficially held for their own account (Nostro account), as reported by Migdal on a Schedule 13G filed on January 22, 2018. Migdal is a widely held public company listed on the Tel Aviv Stock Exchange. The address of Migdal is 4 Efal Street, Petah Tikva 49512, Israel.

(7)
Shares beneficially owned consist of 1,432,381 ordinary shares owned of record by Yelin Lapidot Mutual Funds Management Ltd., a wholly‑owned subsidiary of Yelin Lapidot Holdings Management Ltd. (“Yelin Lapidot Holdings”), for the benefit of the members of the mutual funds. Yelin Lapidot Holdings, Yelin Lapidot Mutual Funds Management Ltd., Dov Yelin and Yair Lapidot each have shared voting and dispositive power with respect to all 1,432,381 shares. Dov Yelin and Yair Lapidot each own 24.38% of the share capital and 25% of the voting rights of Yelin Lapidot Holdings, and are responsible for the day‑to‑day management of Yelin Lapidot Holdings. Yelin Lapidot Mutual Funds Management Ltd. operates under independent management and makes its own independent voting and investment decisions. The address of Yelin Lapidot Holdings is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

Changes in Ownership

Prior to our IPO in March 2014, CBI owned 9,789,555, or 63.4%, of our ordinary shares. As of March 15, 2018, primarily due to our issuance of ordinary shares, CBI’s ownership in our ordinary shares decreased to 34.9%.

Registered Holders

As of March 15, 2018, we had one holder of record of our ordinary shares in the United States, which is Cede & Co., the nominee of The Depository Trust Company. This shareholder held in the aggregate 57.3% of the 27,047,737 ordinary shares outstanding as of December 31, 2017. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

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

Registration Rights Agreement

We have entered into a registration rights agreement with certain of our shareholders (the “Registration Rights Agreement”). The Registration Rights Agreement replaces the shareholders’ right agreement, dated August 2, 2007, as amended on December 30, 2010, among us and certain of our shareholders. The Registration Rights Agreement provides that certain holders of our ordinary shares have the right to demand that we file a registration statement or request that their ordinary shares be covered by a registration statement that we are otherwise filing. On March 7, 2016, the SEC declared effective our shelf registration statement on Form F‑3, which registered the resale of the 11,640,827 shares subject to registration rights. The registration rights will terminate on March 24, 2021. The registration rights are described in more detail under “ITEM 10.B. Articles of Association.”

Founders’ and Shareholders’ Agreement

In January 2001, we entered into a founders’ and shareholders’ agreement (the “Founders Agreement”), with CBI, Prof. Lior Rosenberg, our Chief Medical Technology Officer, and LR, a private company which is wholly‑owned by Prof. Rosenberg. The Founders Agreement was amended in 2006. Pursuant to the Founders Agreement, in exchange for the issuance of ordinary shares and certain rights thereunder and the payment of certain fixed amounts, Prof. Rosenberg granted to us a perpetual, exclusive, non‑revocable, royalty‑free, sub‑licensable, worldwide license for intellectual property relating to debridement using products based on our proteolytic enzyme technology. As of the date hereof, all of the payments under the Founders Agreement were paid by us to Prof. Rosenberg in accordance with the Founders Agreement. The Founders Agreement also provided for anti‑dilution, pre‑emptive rights, a right of first refusal on the sale of our ordinary shares and bring‑along rights, all of which were subsequently terminated.

Patent Purchase Agreement

In November 2010, we entered into a patent purchase agreement (the “Patent Purchase Agreement”), with LR. In accordance with the Patent Purchase Agreement, we acquired from LR a patent family covering an occlusive dressing system for use in the treatment of burns, which is not a part of NexoBrid, EscharEx or our pipeline product candidates, in consideration of our reimbursement of his costs of filing and obtaining the patents and a one‑time payment, in a total amount of $88,000, and in addition, fixed annual payments of $30,000 for every 12 months in which the patent remains valid. The patent expires in May 2018, and our accumulated outstanding obligation to Prof. Rosenberg was $12,500 as of December 31, 2017.

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

In consideration for the LR License Agreement, we have agreed to make a one‑time payment of $64,000 within 60 days following the receipt of marketing authorization with respect to products we develop pursuant to the LR License Agreement in the US or the EU. In addition, we undertook to pay royalties of 10% from net sales of product developed pursuant to the LR License Agreement and 10% of all consideration actually received by us from sublicensing the Licensed Products. In the event that a Competitor Product, as defined in the LR License Agreement, is marketed in certain territories, the royalty payments or sublicense fees paid by us to LR in that territory will be reduced to 5%.

Sub‑Lease Agreement

In January 2018, we entered into a sub‑lease agreement (the “Sub‑Lease Agreement”), with Clal Life Sciences, L.P. (“CLS”), a subsidiary of CBI, our indirect parent company. Pursuant to the Sub‑Lease Agreement, we currently sublease approximately 20,000 square feet of laboratory, office and clean room space from CLS and our yearly rent is $245,000. The Sub‑Lease Agreement is scheduled to expire on October 30, 2022.

Agreements with Directors and Officers

We have entered into employment agreements with each of our executive officers, which include standard provisions for a company in our industry regarding non‑competition/solicitation, confidentiality of information and assignment of inventions. However, the enforceability of the non‑competition provisions may be limited under applicable law. Our executive officers will not receive benefits upon the termination of their respective employment with us, other than payment of salary and benefits (and limited accrual of vacation days) during the required notice period for termination of their employment, which varies for each individual.

Options. Since our inception, we have granted options to purchase our ordinary shares to our officers and certain of our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition or change of control transactions. We describe our option plans under “ITEM 6.B. Compensation—2003 Israeli Share Option Plan” and “ITEM 6.B. Compensation—2014 Equity Incentive Plan.” If an executive officer is involuntarily terminated without cause or the executive officer voluntarily terminates his employment for good reason (as defined in the employment agreement), all options will immediately vest. Upon the consummation of a merger or acquisition transaction, an executive officer’s options will be assumed or substituted by the surviving company, if applicable, or, in the compensation committee’s sole discretion, will vest immediately or be amended, modified or terminated. Our compensation committee approved accelerated vesting in the case of a merger or an acquisition transaction for certain of our executive officers with respect to the option grants dated December 23, 2015.

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

On September 15, 2014, a statement of claim was filed against the company by certain shareholders of PolyHeal. The plaintiffs allege that the company is obligated to pay them a total amount of approximately $1.5 million in exchange for their respective portion of PolyHeal’s shares, following the milestone occurrence under the 2010 PolyHeal Agreement. This claim arises out of a dispute with Teva under the 2010 PolyHeal Agreement. On December 14, 2014, the company filed a petition for a right to defend (the “Petition”) with the Tel Aviv‑Jaffa District Court, in which the company: (i) rejected the arguments raised against it in the statement of claim; (ii) emphasized that its obligation under the 2010 PolyHeal Agreement to purchase the 7.5% of PolyHeal’s shares is subject to the consumption of the deferred closing, as defined in the 2010 PolyHeal Agreement, including the receipt of the funds from Teva on a “back to back” basis; and (iii) stated that since no such payment has been made by Teva, the company is not subject to any obligation to purchase PolyHeal shares and/or make any payments to PolyHeal’s shareholders.

On November 13, 2017, the Tel Aviv‑Jaffa District Court issued a ruling in favor of the plaintiffs. The court ruled that we are obligated to purchase PolyHeal’s shares for approximately $6.75 million plus applicable interest (totaled in $7.5 million as of the ruling date), which represents the purchase price for the total number of shares that the PolyHeal Agreements contemplate would be acquired by the Company from the shareholders of PolyHeal. The Court ordered that we are obligated to purchase shares in PolyHeal from the plaintiffs, on the basis of their actual share holdings in PolyHeal as of January 15, 2013, for approximately $1.3 million plus applicable interest (totaled in $1.5 million as of the ruling date), within 15 days from the date of the Court’s ruling. On December 27, 2017, we filed an appeal to the Supreme Court over the said ruling, alleging, among other things, that the agreement according to which the ruling was granted was misinterpreted by the District Court. We further alleged that both the wording of the agreement and the conduct of the parties thereunder prove that our obligation to purchase PolyHeal’s shares was subject to the prior receipt of funds, which were never received, from Teva. On January 30, 2018, certain PolyHeal shareholders filed a cross appeal, alleging that they are entitled to receive from us a full repayment of their counsel’s fees in a sum equal to 12.5% of the consideration to be paid for their shares. The Appeal and Cross Appeal are currently scheduled to be heard on January 7, 2019.

Accordingly, a full provision for the purchase price of the shares plus the accrued interest, totaling $7.5 million was recorded within the loss from discontinued operations in respect of this claim, of which approximately $1.5 million was paid to plaintiffs in consideration for PolyHeal’s shares. If we are not successful in the appeal or if we are unable to reach a settlement with Teva, we will be required to purchase additional ordinary shares of PolyHeal from other existing shareholders even if we do not receive such investment from Teva, which could have a material adverse effect on our liquidity and financial condition.

We believe that we have substantive defenses to plaintiff’s claims, and we intend to vigorously advocate our position in our appeal to the Israeli Supreme Court. However, the outcome of litigation is always uncertain and the actual outcome of any such proceedings may materially differ from estimates and could result in losses material to our consolidated results of operations, liquidity or financial condition. To date, none of these types of litigation matters has had a material impact on our operations or financial condition. See “ITEM 3.D. Risk Factors—We may have liabilities under our former agreements with Teva Pharmaceutical Industries Ltd. and PolyHeal Ltd.”

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

B.          Significant Changes

No significant changes have occurred since December 31, 2017, except as otherwise disclosed in this annual report.

Item 9. THE OFFER AND LISTING

A.          Listing Details

Our ordinary shares have been traded on Nasdaq under the symbol “MDWD” since March 20, 2014. Prior to that date, there was no public trading market for our ordinary shares. Our IPO was priced at $14.00 per share on March 19, 2014. The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on Nasdaq:

	Low	High
Annual:
2017	$4.15	$8.25
2016	$4.25	$9.29
2015	$5.00	$10.47
2014 (beginning March 20, 2014)	$4.60	$19.31
Quarterly:
First Quarter 2018 (through March 15, 2018)	$3.95	$4.45
Fourth Quarter 2017	$4.15	$5.37
Third Quarter 2017	$4.75	$7.50
Second Quarter 2017	$5.70	$8.25
First Quarter 2017	$4.55	$6.80
Fourth Quarter 2016	$4.25	$7.91
Third Quarter 2016	$6.32	$8.58
Second Quarter 2016	$7.34	$8.90
First Quarter 2016	$5.66	$9.29
Most Recent Six Months:
February 2017	$4.55	$3.56
January 2017	$4.83	$4.30
December 2017	$4.40	$4.95
November 2017	$4.15	$5.10
October 2017	$4.80	$5.37
September 2017	$4.75	$6.70

As of March 15, 2018, the last reported sale price of our ordinary shares on the Nasdaq Global Market was $3.95 per share. As of March 15, 2018, we had 7 holders of record of our ordinary shares. The actual number of shareholders is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees.

B.          Plan of Distribution

Not applicable.

C.          Markets

See “—Listing Details” above.

D.          Selling Shareholders

Not applicable.

E.          Dilution

Not applicable.

F.          Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A.          Share Capital

Not applicable.

B.          Articles of Association

Our authorized share capital consists of 32,244,508 ordinary shares, par value NIS 0.01 per share, of which 27,047,737 shares are issued and outstanding as of March 15, 2018.

All of our outstanding ordinary shares are validly issued, fully paid and non‑assessable. Our ordinary shares are not redeemable and do not have any preemptive rights.

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

Transfer of shares

Our fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade. The ownership or voting of our ordinary shares by non‑residents of Israel is not restricted in any way by our articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Election of directors

Our ordinary shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a meeting of shareholders have the power to elect all of our directors, subject to the special approval requirements for external directors described under “ITEM 6.C. Board Practices—External Directors.” Under our articles of association, our board of directors must consist of at least five and not more than nine directors, including at least two external directors required to be appointed under the Israeli Companies Law. At any time the minimum number of directors (other than the external directors) shall not fall below three. Pursuant to our articles of association, each of our directors, other than the external directors, for whom special election requirements apply under the Israeli Companies Law, will be appointed by a simple majority vote of holders of our voting shares, participating and voting at an annual general meeting of our shareholders. Each director will serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal by a vote of the majority voting power of our shareholders at a general meeting of our shareholders or until his or her office expires by operation of law, in accordance with the Israeli Companies Law. In addition, our articles of association allow our board of directors to appoint directors to fill vacancies on the board of directors to serve until the next annual general meeting of shareholders. External directors are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances, and may be removed from office pursuant to the terms of the Israeli Companies Law. Under regulations recently promulgated under the Israeli Companies Law, Israeli public companies whose shares are traded on certain U.S. stock exchanges, such as the Nasdaq Global Market and that lack a controlling shareholder are exempt from the requirement to appoint external directors. See “ITEM 6.C. Board Practices—Board of Directors and External Directors.”

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

Exchange controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non‑residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

Shareholder meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our articles of association as extraordinary general meetings. Our board of directors may call extraordinary general meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Israeli Companies Law provides that our board of directors is required to convene an extraordinary general meeting upon the written request of (i) any two or more of our directors or one‑quarter or more of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% of our outstanding voting power or (b) 5% or more of our outstanding voting power.

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

Registration rights

We have entered into the Registration Rights Agreement with certain of our shareholders. Pursuant to the Registration Rights Agreement, holders of a total of 11,640,827 of our ordinary shares have the right to require us to register these shares under the Securities Act under specified circumstances and will have incidental registration rights as described below. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. On March 7, 2016, the SEC declared effective our shelf registration statement on Form F‑3, which registered the resale of the 11,640,827 shares subject to registration rights.

Demand registration rights

At any time, the holders of a majority of the registrable securities (as defined in the Registration Rights Agreement) then outstanding may request that we file a registration statement with respect to a majority of the registrable securities then outstanding (or a lesser percentage if the anticipated aggregate offering price, net of selling expenses, exceeds $5.0 million). Upon receipt of such registration request, we are obligated to file a registration statement. Currently, as we are eligible under applicable securities laws to file a registration statement on Form F‑3, we may be required to effect up to two such registrations within any 12‑month period.

We will not be obligated to file a registration statement at such time if in the good faith judgment of our board of directors, such registration would be materially detrimental to the company and its shareholders because such action would (i) materially interfere with a significant acquisition, corporate reorganization or other similar transaction involving us, (ii) require premature disclosure of material information that we have a bona fide business purpose for preserving as confidential or (iii) render us unable to comply with requirements under the Securities Act or Exchange Act. In addition, we have the right not to effect or take any action to effect a registration statement during the period that is 60 days (or 30 days in the case of a registration statement on Form F‑3) before the date of filing our registration statement (as estimated by us in good faith), and ending on a date that is 180 days (or 90 days in the case of a registration statement on Form F‑3) after the date of such filing.

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

Anti‑takeover measures under Israeli law

The Israeli Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. As of March 15, 2018, no preferred shares are authorized under our articles of association. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our articles of association, which requires the prior approval of the holders of a majority of the voting power attaching to our issued and outstanding shares at a general meeting. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Israeli Companies Law as described above in “—Voting Rights.”

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

D.          Exchange Controls

In 1998, Israeli currency control regulations were liberalized significantly, so that Israeli residents generally may freely deal in foreign currency and foreign assets, and non‑residents may freely deal in Israeli currency and Israeli assets. There are currently no Israeli currency control restrictions on remittances of dividends on the ordinary shares or the proceeds from the sale of the shares provided that all taxes were paid or withheld; however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

Non‑residents of Israel may freely hold and trade our securities. Neither our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non‑residents, except that such restrictions may exist with respect to citizens of countries which are in a state of war with Israel. Israeli residents are allowed to purchase our ordinary shares.

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

General Corporate Tax Structure in Israel

Generally, Israeli companies are subject to a corporate tax on their taxable income. In 2017 the corporate tax rate was 24%. Effective January 1, 2018, the corporate tax rate is 23%. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Beneficiary Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing regular corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729‑1969

The Law for the Encouragement of Industry (Taxes), 5729‑1969 (the “Industry Encouragement Law”), provides several tax benefits for “Industrial Companies.”

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident‑company which was incorporated in Israel, of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” owned by it and located in Israel. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following tax benefits, among others, are available to Industrial Companies:

•
amortization of the cost of purchased a patent, rights to use a patent, and know‑how, which are used for the development or advancement of the Industrial Enterprise, over an eight‑year period, commencing on the year in which such rights were first exercised;

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

Law for the Encouragement of Capital Investments, 5719‑1959

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

The 2005 Amendment provides that Approved Enterprise status will only be necessary for receiving cash grants. As a result, it is no longer necessary for a company to obtain the advance approval of the Investment Center in order to receive the tax benefits previously available under the alternative benefits track. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment. Companies or programs under the new provisions receiving these tax benefits are referred to as Beneficiary Enterprises. Companies that have a Beneficiary Enterprise, are entitled to approach the Israel Tax Authority for a pre‑ruling regarding their eligibility for tax benefits under the Investment Law, as amended.

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

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Beneficiary Enterprise depends on, among other things, the geographic location in Israel of the Beneficiary Enterprise. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Beneficiary Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year. A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income attributed to its Beneficiary Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount of the dividend distributed (grossed‑up to reflect the pre‑tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate that would have otherwise been applicable. Dividends paid out of income attributed to a Beneficiary Enterprise (or out of dividends received from a company whose income is attributed to a Beneficiary Enterprise) are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty, applicable to dividends and distributions out of income attributed to a Beneficiary Enterprise. The reduced rate of 15% is limited to dividends and distributions out of income attributed to a Beneficiary Enterprise during the benefits period and actually paid at any time up to 12 years thereafter, except with respect to a qualified Foreign Investment Company (as such term is defined in the Investment Law), in which case the 12‑year limit does not apply.

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

The tax benefits under the 2011 Amendment for a Preferred Company meeting the criteria of the law include, among others, a reduced corporate tax rate of 15% for preferred income attributed to a Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise was located in a specified development zone, in which case the rate was 10%. Under the 2011 Amendment, such corporate tax rate was reduced in 2013 from 15% and 10%, respectively, to 12.5% and 7%, respectively, and then increased to 16% and 9%, respectively, in 2014 and thereafter until 2016. Pursuant to the 2017 Amendment, in 2017 and thereafter, the corporate tax rate for Preferred Enterprise which is located in a specified development zone was decreased to 7.5%, while the reduced corporate tax rate for other development zones remains 16%. Income attributed to a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone. As of January 1, 2017, the definition of “Special Preferred Enterprise” includes less stringent conditions. Dividends paid out of preferred income attributed to a Preferred Enterprise or to a Special Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non‑Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply). In 2017‑2019 dividends paid out of preferred income attributed to a Special Preferred Enterprise, directly to a foreign parent company, are subject to withholding tax at source at the rate of 5% (temporary provisions).

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

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises,” as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income,” as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the Israeli Innovation Authority.

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

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the recipient in advance of a valid certificate from the Israeli Tax Authority allowing for reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign company and other conditions are met, the withholding tax rate will be 4%.

Taxation of Our Shareholders

Capital gains taxes applicable to non‑Israeli resident shareholders

A non‑Israeli resident (whether an individual or a corporation) who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel, will generally be exempt from Israeli capital gain tax so long as the shares were not held through a permanent establishment that the non‑resident maintains in Israel (and with respect to shares listed on a recognized stock exchange outside of Israel, so long as neither the shareholder nor the particular capital gain is otherwise subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745‑1985. These provisions dealing with capital gain are not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income. However, non‑Israeli corporations will not be entitled to the foregoing exemption if Israeli residents (i) have a controlling interest of 25% or more in such non‑Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non‑Israeli corporation, whether directly or indirectly.

Additionally, a sale of shares by a non‑Israeli resident may also be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “United States‑Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the United States‑Israel Tax Treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the United States‑Israel Tax Treaty (a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition can be attributable to a permanent establishment of the shareholder maintained in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital of a company during any part of the 12‑month period preceding such sale, exchange or disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for a period or periods aggregating to 183 days or more during the relevant taxable year. In each case, the sale, exchange or disposition of our ordinary shares would be subject to such Israeli tax, to the extent applicable; However, under the United States‑Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as non‑Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Taxation of non‑Israeli shareholders on receipt of dividends

Non‑Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding 12 months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether or not the recipient is a substantial shareholder), unless relief is provided in a treaty between Israel and the shareholder’s country of residence and provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance. However, a distribution of dividends to non‑Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Beneficiary Enterprise and 20% if the dividend is distributed from income attributed to a Preferred Enterprise, unless a reduced tax rate is provided under an applicable tax treaty, and provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance. For example, under the United States‑Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by an Approved Enterprise or Beneficiary Enterprise, that are paid to a U.S. corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise or Beneficiary Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for such a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, Beneficiary Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

A non‑Israeli resident who receives dividends from which tax was withheld, is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not derived from a business conducted in Israel by the taxpayer, and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 640,000 for 2017, which amount is linked to the annual change in the Israeli consumer price index, including but not limited to, dividends, interest and capital gain. In 2018, the additional tax will be at a rate of 3% on annual income exceeding NIS 641,880.

United States Federal Income Taxation

The following is a description of the material U.S. federal income tax consequences of the ownership and disposition of our ordinary shares by a U.S. Holder that holds the ordinary shares as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	dealers or traders in securities, commodities or currencies;

•	tax‑exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code, respectively;

•	certain former citizens or long‑term residents of the United States;

•	persons that received our shares as compensation for the performance of services;

•	persons that holds our shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass‑through entities, or holders that will hold our shares through such an entity;

•	S corporations;

•	holders that acquired ordinary shares as a result of holding or owning our preferred shares;

•	U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the shares being taken into account in an applicable financial statement;

•	persons that are residents of ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States; or

•	holders that own directly, indirectly or through attribution 10.0% or more of the voting power or value of our shares.

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

A “Non‑U.S. Holder” is a beneficial owner of our ordinary shares that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.

Unless otherwise indicated, this discussion assumes that the company is not, and will not become, a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes. See “ITEM 10.E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations” below. Further, this summary does not address the U.S. federal estate and gift, state, local or non‑U.S. tax consequences to U.S. Holders of owning and disposing of our ordinary shares. Investors should consult their own tax advisors regarding the U.S. federal, state and local, as well as non‑U.S. income and other tax consequences of owning and disposing of our ordinary shares in their particular circumstances.

Distributions

If you are a U.S. Holder, the gross amount of any distribution made to you with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom, other than certain distributions, if any, of our ordinary shares distributed pro rata to all our shareholders, generally will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, if you are a U.S. Holder you should expect that the entire amount of any distribution generally will be reported as dividend income to you. Non‑corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long‑term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders.

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

Subject to the discussion below under “—Backup Withholding Tax and Information Reporting Requirements,” if you are a Non‑U.S. Holder, you generally will not be subject to U.S. federal income (or withholding) tax on dividends received by you on your ordinary shares, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business (or, if required by an applicable income tax treaty, the dividends are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

If you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other taxable disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other taxable disposition and your adjusted tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. The initial tax basis in an ordinary share generally will be equal to the cost of such ordinary share. Except as discussed below with respect to foreign currency gain or loss, if you are a non‑corporate U.S. Holder, capital gain from the sale, exchange or other taxable disposition of ordinary shares is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year (i.e., such gain is long‑term capital gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Subject to the discussion below under “—Backup Withholding Tax and Information Reporting Requirements,” if you are a Non‑U.S. Holder, you generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such ordinary shares unless:

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

Passive Foreign Investment Company Considerations

If we were to be classified as a “passive foreign investment company,” or “PFIC,” in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non‑U.S. company that does not distribute all of its earnings on a current basis.

A non‑U.S. corporation will be classified as a PFIC for federal income tax purposes in any taxable year in which, after applying certain look‑through rules with respect to the income and assets of subsidiaries, either:

•	at least 75% of its gross income is “passive income”; or

•
at least 50% of the average quarterly value of its total gross assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non‑U.S. corporation owns at least 25% by value of the stock of another corporation, the non‑U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares unless we cease to be a PFIC and the U.S. holder has made a “deemed sale” election under the PFIC rules.

Based on certain estimates of our gross income and the estimated fair market value of our gross assets and the nature of our business, we do not believe we were classified as a PFIC for the taxable year ending December 31, 2017. However, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. Further, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC . There can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below) and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long‑term capital gains discussed above under “Distributions.” Certain elections may be available that would result in an alternative treatment (such as mark‑to‑market treatment) of our ordinary shares.

If a U.S. Holder makes a valid mark‑to‑market election for the first tax year in which such U.S. Holder holds (or is deemed to hold) ordinary shares in a corporation and for which such corporation is determined to be a PFIC, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark‑to‑market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark‑to‑market election). The mark‑to‑market election is available only if we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange.” Our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares, are traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq is a qualified exchange for this purpose and, consequently, if the ordinary shares are regularly traded, the mark‑to‑market election will be available to a U.S. Holder. Because a mark‑to‑market election generally would not be available with respect to any lower‑tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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

F.          Dividends and Paying Agents

Not applicable.

G.          Statement by Experts

Not applicable.

H.          Documents on Display

We are currently subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill the obligations of these requirements by filing reports with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short‑swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within 120 days after the end of each subsequent fiscal year, an annual report on Form 20‑F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also file with the SEC reports on Form 6‑K containing quarterly unaudited financial information.

You may read and copy any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1‑800‑SEC‑0330 for further information on the public reference room. The SEC also maintains an Internet site that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through this web site at http://www.sec.gov. As permitted under Nasdaq Stock Market Rule 5250(d)(1)(C), we will post our annual reports filed with the SEC on our website at http://www.mediwound.com. We will not furnish hard copies of such reports to our shareholders unless we are requested to do so in writing. Upon receipt of such a request, we will provide a hard copy of such reports to such requesting shareholder free of charge. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

I.          Subsidiary Information

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in interest rates and inflation. We regularly assess currency, interest rate and inflation risks to minimize any adverse effects on our business as a result of those factors.

Foreign Currency Risk

The U.S. dollar is our functional and reporting currency. A portion of our expenses are denominated in Israeli shekels, accounting for approximately 28%, 28%, and 40% of our expenses in the years ended December 31, 2015, 2016 and 2017, respectively. We also have expenses in other non‑dollar currencies, in particular the Euro, and for the next few years, we expect that the substantial majority of our revenue, if any, will be denominated in Euros from the sale of NexoBrid in the European Union. A devaluation of the shekel in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our expenses or payables that are payable in shekels, unless those expenses or payables are linked to the U.S. dollar. Conversely, any increase in the value of the shekel in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our unlinked shekel expenses, which would have a negative impact on our profit margins.

Because exchange rates between the U.S. dollar and the shekel (as well as between the U.S. dollar and other currencies) fluctuate continuously, such fluctuations have an impact on our results and period‑to‑period comparisons of our results. The effects of foreign currency re‑measurements are reported in our consolidated financial statements of operations.

The following table presents information about the changes in the exchange rates of the shekel against the U.S. dollar and changes in the exchange rates of the Euro against the U.S. dollar:

	Change in	Exchange Rate
Period	Shekel against the U.S. dollar (%)	Euro against the U.S. dollar (%)
2013	7.0	4.5
2014	(12.0)	(11.8)
2015	(0.3)	(10.4)
2016	1.5	(3.4)
2017	9.8	13.9

A 10% increase (decrease) in the value of the NIS and Euro against the U.S. dollar would have decreased (increased) our net loss by approximately $0.4 million in 2017.

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

Other Market Risks

We do not believe that we have material exposure to interest rate risk due to the fact that we have no long‑term borrowings.

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

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Initial Public Offering

The effective date of the registration statement (File No. 333‑193856) for our IPO of ordinary shares, par value NIS 0.01, was March 19, 2014. The offering commenced on March 19, 2014 and was closed on March 25, 2014. In our IPO, we issued and sold a total of 5,750,000 ordinary shares at a price per share of $14.00 with aggregate gross proceeds of approximately $80.5 million. Under the terms of the offering, we incurred aggregate underwriting discounts of approximately $5.6 million and expenses of approximately $3.2 million in connection with the offering, resulting in net proceeds to us of approximately $71.7 million.

From the effective date of the registration statement and until December 31, 2017, we have used existing cash and the net proceeds from the offering, in the amount of approximately $22.4 million to expand our marketing infrastructure, $22.2 million on research and development and $19.9 million to maintain our manufacturing capabilities, for working capital and other general corporate purposes. Under the modified BARDA contract, BARDA has agreed to fund up to $56.0 million of the development costs of NexoBrid and we expect that almost all NexoBrid development programs, including clinical and non‑clinical development as well as regulatory submission, will be funded by BARDA. Therefore, we intend to use a portion of our proceeds raised during our IPO initially intended for use in the development of NexoBrid, together with the net proceeds raised in our September 2017 follow‑on offering, to further advance our research and development activities, primarily the clinical development of EscharEx and the remainder, if any, for working capital and other general corporate purposes. See ITEM 4.B. Business Overview—BARDA Contract.” We may also use a portion of the net proceeds to make acquisitions or investments in complementary companies or technologies, although we do not have any agreement or understanding with respect to any such acquisition or investment at this time.

None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning 10% or more of any class of our equity securities, or to any of our affiliates, except as a compensation and general and administrative expenses.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a‑15(e) and 15d‑15(e) under the Exchange Act) as of December 31, 2017. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2017, our disclosure controls and procedures were effective.

Management Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a‑15(f) and 15d‑15(f) under the Exchange Act.

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2017.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a‑15(f) and 15d‑15(f) under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16. [Reserved]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Sharon Kocahn qualifies as an “audit committee financial expert,” as defined under the U.S. federal securities laws and has the requisite financial experience defined by the Nasdaq Marketplace Rules. In addition, Sharon Kochan is independent as such term is defined in Rule 10A‑3(b)(1) under the Exchange Act and under the listing standards of the Nasdaq Global Market.

Item 16B. CODE OF ETHICS

We have adopted a code of ethics and proper business conduct applicable to our executive officers, directors and all other employees. A copy of the code is delivered to every employee of MediWound Ltd. and its subsidiaries and is available to our investors and others on our website http://ir.mediwound.com/ or by contacting our investor relations department. Any waivers of this code for executive officers or directors will be disclosed through the filing of a Form 6‑K or on our website. We granted no waivers under our code of ethics in 2017.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We paid the following fees for professional services rendered Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, for the years ended December 31, 2017 and 2016:

	2016	2017
Audit Fees	$140,000	$290,000
Audit‑Related Fees	—	—
Tax Fees	—	—
Total	$140,000	$290,000

“Audit fees” are the aggregate fees paid for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC, including the registration statement filed in connection with our September 2017 equity offering.

“Audit‑related fees” are the aggregate fees paid for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance, transfer pricing and tax advice on actual or contemplated transactions.

The Audit Committee pre‑approves all audit and non‑audit services provided by the independent accountant.

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

•
Majority of independent directors. Under the Companies Law, we are only required to appoint at least two external directors, within the meaning of the Companies Law, to our board of directors. Currently, four of our directors (of which two are external directors, within the meaning of the Companies Law) qualify as independent directors under the rules of the U.S. federal securities laws and the Nasdaq Stock Market rules. If at any time we no longer have a controlling shareholder, we will no longer be required to have external directors; provided that we comply with the majority Board independence requirements and the audit and compensation committee composition requirements of the Nasdaq Stock Market.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17. FINANCIAL STATEMENTS

Not applicable.

Item 18. FINANCIAL STATEMENTS

See pages F‑2 through F‑40 of this annual report.

Item 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of the Registrant(1)
1.2	First Amendment to the Amended and Restated Articles of Association, effective as of June 12, 2014(5)
1.3	Memorandum of Association of the Registrant(2)
4.1	Form of Registration Rights Agreement by and among the Registrant and certain shareholders of the Registrant(2)
4.2	Form of Information Rights Agreement by and between Clal Biotechnology Industries Ltd. and the Registrant(2)
4.3	Founders and Shareholders Agreement, dated January 2001, by and among Clal Biotechnology Industries Ltd., L.R. R & D Ltd., Professor Lior Rosenberg and the Registrant(3)
4.4	Patent Purchase Agreement, dated November 24, 2010, by and between the Registrant and L.R. R & D Ltd.(3)
4.5	Form of Indemnification Agreement(2)
4.6	Supply Agreement, dated January 11, 2001, as amended, by and between the Registrant and Challenge Bioproducts Corporation Ltd.†(3)
4.7	License Agreement, dated September 22, 2000, as amended, by and between the Registrant and Mark Klein†(3)
4.8	2003 Israeli Share Option Plan(3)
4.9	2014 Equity Incentive Plan(2)
4.10	Letter Agreement, dated February 18, 2014, by and between the Registrant and Teva Pharmaceutical Industries Ltd.(2)
4.11	MediWound Ltd.’s Compensation Policy for Executive Officers and Directors(4)
4.12	BARDA Contract, dated September 29, 2015, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority†(6)
4.13	Modification to the BARDA Contract, dated October 7, 2015, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority(6)
4.14	Modification to the BARDA Contract, dated January 29, 2017, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority†(7)
4.15	Modification to the BARDA Contract, dated July 19, 2017, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority
4.16	License Agreement, dated November 11, 2016 by and between the registrant and L.R. Research and Development Ltd.(7)
4.17	Sub‑Lease Agreement, dated March 18, 2018, by and between the Registrant and Clal Life Sciences L.P.
8.1	List of subsidiaries of the Registrant(3)
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a‑14(a) and 15d‑14(a) as adopted pursuant to §302 of the Sarbanes‑Oxley Act of 2002
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a‑14(a) and 15d‑14(a) as adopted pursuant to §302 of the Sarbanes‑Oxley Act of 2002
13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes‑Oxley Act of 2002, furnished herewith
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes‑Oxley Act of 2002, furnished herewith
15.1	Consent of Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm
100
The following financial information from the Registrant’s Annual Report on Form 20‑F for the year ended December 31, 2017 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2016 and 2017; (ii) Consolidated Statements of Profit or Loss or Other Comprehensive Loss for the years ended December 31, 2015, 2016 and 2017; (iii) Consolidated Statements of Changes in Equity (Deficiency) for the years ended December 31, 2015, 2016 and 2017; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2016 and 2017; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S‑T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under those sections.

†	Confidential treatment previously requested and granted with respect to certain portions, which portions were omitted and filed separately with the Securities and Exchange Commission.

(1)	Previously filed with the SEC on March 14, 2014 pursuant to a registration statement on Form F‑1 (File No. 333‑193856) and incorporated by reference herein.

(2)	Previously filed with the SEC on March 3, 2014 pursuant to a registration statement on Form F‑1 (File No. 333‑193856) and incorporated by reference herein.

(3)	Previously filed with the SEC on February 10, 2014 pursuant to a registration statement on Form F‑1 (File No. 333‑193856) and incorporated by reference herein.

(4)	Previously filed with the SEC on August 5, 2014 as Annex A to Exhibit 99.1 to the Registrant’s Form 6‑K and incorporated by reference herein.

(5)
Previously filed with the SEC on February 12, 2015 pursuant to the Registrant’s Annual Report on Form 20‑F for the year ended December 31, 2014 (File No. 001‑36349) and incorporated by reference herein.

(6)
Previously filed with the SEC on January 25, 2016 pursuant to the Registrant’s Annual Report on Form 20‑F for the year ended December 31, 2015 (File No. 001‑36349) and incorporated by reference herein.

(7)
Previously filed with the SEC on February 21, 2017 pursuant to the Registrant’s Annual Report on Form 20‑F for the year ended December 31, 2016 (File No. 001‑36349) and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MediWound Ltd.
Date: March 19, 2018	By: /s/ Sharon Malka
Sharon Malka
Chief Financial and Operation Officer

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017

Kost Forer Gabbay & Kasierer 144 Menachem Begin Rd. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and

Board of Directors of

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MediWound Ltd. and its subsidiaries (the “Company”) as of December 31, 2016 and 2017 and the related consolidated statements of comprehensive profit or loss, changes in  equity and cash flows for each of the three years in the period ended December 31, 2017 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2016 and 2017, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global
We have served as the Company‘s auditor since 2001.

Tel-Aviv, Israel
March 19, 2018

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2016	2017
CURRENT ASSETS:
Cash and cash equivalents	5	28,866	36,069
Short-term bank deposits	6	1,163	-
Trade receivables		332	369
Inventories	7	844	1,886
Other receivables	8, 22	2,407	3,196

		33,612	41,520
LONG-TERM ASSETS:
Long term deposits		103	56
Property, plant and equipment, net	9	1,276	1,924
Intangible assets, net	10	773	635

		2,152	2,615

		35,764	44,135
CURRENT LIABILITIES:
Trade payables and accrued expenses		3,320	3,251
Other payables	11, 22	2,060	2,182

		5,380	5,433
LONG‑TERM LIABILITIES:
Deferred revenues		1,023	988
Liabilities in respect of IIA grants	12,13	6,839	7,380
Contingent consideration for purchase of shares	13,16	14,533	14,381
Liability in respect of discontinued operation	19	-	6,003
Severance pay liability, net	14	219	330

		22,614	29,082
SHAREHOLDERS' EQUITY:	16
Ordinary shares of NIS 0.01 par value:
Authorized: 32,244,508 shares as of December 31, 2016 and 2017; Issued and Outstanding 21,930,449 and 27,047,737 shares respectively.		60	75
Share premium		114,979	138,992
Foreign currency translation adjustments		(9)	(38)
Accumulated deficit		(107,260)	(129,409)

		7,770	9,620

		35,764	44,135

The accompanying notes are an integral part of the consolidated financial statements.

March 19, 2018
Date of approval of the financial statements	Stephan T. Wills Chairman of the Board	Gal Cohen Chief Executive Officer	Sharon Malka Chief Financial Officer

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE PROFIT OR LOSS

U.S. dollars in thousands (except of share and per share data)

		Year ended December 31,
	Note	2015	2016	2017

Revenues		601	1,558	2,496
Cost of revenues	20a	2,519	2,158	1,578

Gross profit (loss)		(1,918)	(600)	918

Operating expenses:

Research and development, net of participations	20b	6,021	7,068	5,462
Selling and marketing	20c	9,284	8,403	5,362
General and administrative	20d	4,004	4,084	3,781

Total operating expenses		19,309	19,555	14,605

Operating loss		(21,227)	(20,155)	(13,687)

Financial income	20e	1,052	2,166	406
Financial expense	20e	(1,496)	(896)	(1,252)

Loss from continuing operations		(21,671)	(18,885)	(14,533)
Loss from discontinued operation	19	(417)	-	(7,616)

Net loss		(22,088)	(18,885)	(22,149)

Other comprehensive income (loss):
Items to be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments		2	7	(29)

Total comprehensive loss		(22,086)	(18,878)	(22,178)

Basic and diluted net loss per share:	21
Basic and diluted net loss per share from continuing operations		(1.00)	(0.86)	(0.62)
Basic and diluted net loss per share from discontinued operations		(0.02)	-	(0.33)
Total Basic and diluted net loss per share		(1.02)	(0.86)	(0.95)

The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Share capital	Share premium	Foreign currency translation Adjustments	Accumulated deficit	Total Equity

Balance as of January 1, 2015	59	109,117	(18)	(66,287)	42,871

Loss for the period	-	-	-	(22,088)	(22,088)
Other comprehensive income	-	-	2	-	2

Total comprehensive (loss) income	-	-	2	(22,088)	(22,086)

Exercise of options	1	25	-	-	26
Share-based compensation	-	2,659	-	-	2,659

Balance as of December 31, 2015	60	111,801	(16)	(88,375)	23,470

Loss for the period	-	-	-	(18,885)	(18,885)
Other comprehensive income	-	-	7	-	7

Total comprehensive (loss) income	-	-	7	(18,885)	(18,878)

Exercise of options	*	7	-	-	7
Share-based compensation	-	3,171	-	-	3,171

Balance as of December 31, 2016	60	114,979	(9)	(107,260)	7,770

Loss for the period	-	-	-	(22,149)	(22,149)
Other comprehensive loss	-	-	(29)	-	(29)

Total comprehensive loss	-	-	(29)	(22,149)	(22,178)

Exercise of options	*	7	-	-	7
Issuance of ordinary shares of NIS 0.01 par value net of issuance expenses	15	22,643	-	-	22,658
Share-based compensation	-	1,363	-	-	1,363

Balance as of December 31, 2017	75	138,992	(38)	(129,409)	9,620

*) Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2016	2017

Cash Flows from Operating Activities:
Net loss	(22,088)	(18,885)	(22,149)

Adjustments to reconcile net loss to net cash used in continuing operating activities:

Adjustments to profit and loss items:
Loss from discontinued operation	417	-	7,616
Depreciation and amortization	503	589	567
Share-based compensation	2,659	3,171	1,363
Revaluation of liabilities in respect of IIA grants	(474)	(1,298)	229
Revaluation of contingent consideration for purchase of shares	(764)	(1,621)	351
Increase in severance pay liability, net	90	125	111
Net financing income	(288)	(414)	(349)
Un-realized foreign currency (gain) loss	69	(94)	(185)

	2,212	458	9,703
Changes in asset and liability items:
Decrease (increase) in trade receivables	(181)	(107)	28
Decrease (increase) in inventories	(273)	873	(1,042)
Decrease (increase) in other receivables and long term deposits	(556)	33	(1,227)
Increase (decrease) in trade payables and accrued expenses	33	2,195	(135)
Increase (decrease) in other payables and deferred revenues	1,252	(1,012)	(70)

	275	1,982	(2,446)

Net cash used in continuing operating activities	(19,601)	(16,445)	(14,892)
Net cash used in discontinued operating activities	-	-	(1,563)

Net cash used in operating activities	(19,601)	(16,445)	(16,455)

The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2016	2017
Cash Flows from Investing Activities:

Purchase of property and equipment	(376)	(671)	(1,045)
Purchase of intangible assets	(30)	(30)	(30)
Interest received	287	407	349
Proceeds from short term bank deposits, net	36,165	2,110	1,163

Net cash provided by investing activities	36,046	1,816	437

Cash Flows from Financing Activities:

Proceeds from exercise of options	26	7	7
Proceeds from issuance of shares, net	-	-	22,658
Proceeds from the IIA grants, net of re-payment	752	900	330

Net cash provided by financing activities	778	907	22,995

Exchange rate differences on cash and cash equivalent balances	(143)	86	226

Increase (decrease) in cash and cash equivalents from continuing activities	17,080	(13,636)	8,766
Decrease in cash and cash equivalents from discontinued activities	-	-	(1,563)
Balance of cash and cash equivalents at the beginning of the year	25,422	42,502	28,866

Balance of cash and cash equivalents at the end of the year	42,502	28,866	36,069

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

The Company's innovative biopharmaceutical product, NexoBrid, received marketing authorization from the European Medicines Agency ("EMA") and the Israeli and Argentinean ministries of health for removal of dead or damaged tissue, known as eschar, in adults with deep partial and full thickness thermal burns. The Company sells NexoBrid in Europe and in Israel through its commercial organization and in other territories through local distributers.

The Company has a contract with the U.S. Biomedical Advanced Research and Development Authority ("BARDA"), which was modified on July 2017, for the advancement of the development and manufacturing, as well as the procurement of NexoBrid, as a medical countermeasure as part of BARDA preparedness for mass casualty events (see also Note 15e).

b.
The Company has two wholly owned subsidiaries: MediWound Germany GmbH, acting as Europe (“EU”) marketing authorization holder and EU sales and marketing arm and MediWound UK Limited, an inactive company. In addition, the Company owns approximately 8% of PolyHeal Ltd., a private life sciences company ("PolyHeal").

c.
The Company's securities are listed for trading on NASDAQ since March 2014. In September, 2017, the Company completed a follow-on public offering. A total of 5,037,664 new ordinary shares were issued in consideration to net proceeds of $22,658, after deducting underwriter’s discounts, commissions and other offering expenses (see also Note 16d).

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

The Company determines the functional currency based on the currency in which it primarily generates and expends cash. The Company determined that its functional currency is the U.S. dollar since most of the Company's expenses are in U.S. dollars and the economic environment in which the Company operates in and performs its transactions is mostly affected by the U.S dollar. A certain portion of the Company's costs are denominated in NIS mainly due to payroll and related benefit costs incurred in Israel. To further support the Company's determination, the Company has analyzed the currency in which funds from financing activities are generated or held and the currency in which receipts from operating activities are usually retained. In this respect, funds from financing activities were principally derived from significant funds raised in U.S. dollars including the public offering completed in 2014, the follow-on offering completed in 2017 and  U.S governmental funds.

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

The functional currency of the Company's subsidiary in Germany has been determined to be its local currency - the EURO. Assets and liabilities of this subsidiary are translated at year end exchange rates and its statement of operations items are translated using the actual exchange rates at the dates of which those items are recognized. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders' equity.

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

Cost of inventories is determined as follows:

Raw materials	-	At cost of purchase using the first-in, first-out method.

Finished goods	-	On the basis of average costs including materials, labor and other direct and indirect manufacturing costs based on practical capacity.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Participation by governments support:

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

l.	Revenue recognition

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

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from distributors agreements which comprised of multiple elements (including license to access the Company's intellectual property and exclusive distribution rights), provide for varying consideration terms, such as upfront payments and milestone payments, are recognized when the criteria for revenue recognition have been met and only to the extent of the consideration that is not contingent upon completion or performance of future services under the contract. The Company concluded that the components do not have "stand alone value" to the customer and accordingly they are accounted for  as one unit of account. Consequently, revenues from these components are recognized on the straight line basis over the license period.

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

7.	Contingent consideration for purchase of shares:

The contingent consideration liability for purchase of shares is measured at fair value and initially recorded against equity. Subsequent changes in the fair value are recognized in profit or loss.

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

Equity-settled transactions

The cost of equity-settled transactions with employees is measured at the fair value of their equity instruments granted at grant date. The fair value is determined using the binomial option pricing model.

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

u.	Reclassification:

Certain amounts previously reported in the consolidated financial statements have been reclassified to conform to current year presentation. Such reclassifications did not affect net loss, shareholders’ equity or cash flows.

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

The fair value of share based compensation to employees and directors is determined using the binomial option pricing models.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 3:-	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS (Cont.)

The assumptions used in the models include the expected volatility, early exercise factor, expected dividend and risk-free interest rate.

•	Liabilities in respect to IIA grants:

Government grants received from the IIA are recognized as a liability if future economic benefits are expected from the research and development activity that will result in royalty‑bearing sales. As the contingent liability is calculated based on future royalty-bearing sales,  there is uncertainty regarding the estimated future cash flows and the estimated discount rate used to measure the amortized cost of the liability.

•	Contingent consideration for the purchase of shares:

Contingent consideration for the purchase of shares was first measured at fair value. After initial recognition, the liability is measured at amortized cost using the effective interest method. As the contingent consideration is calculated based on future royalty‑bearing sales, there is uncertainty regarding the estimated future cash flows and the estimated discount rate used to measure the fair value of this liability.

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

The new standard is effective for the Company beginning January 1, 2018.

The new Standard allows the option of modified retrospective adoption with certain reliefs according to which the new Standard will be applied to existing contracts from the initial period of adoption and thereafter with no restatement of comparative data. Under this option, the Company will recognize the cumulative effect of the initial adoption of the new Standard as an adjustment to the opening balance of retained earnings (or another component of equity, as applicable) as of the date of initial application. Alternatively, the new Standard permits full retrospective adoption.

The Company will adopt this standard using the modified retrospective method rather than full retrospective method.

The Company generates revenues from direct and indirect sales of its products and from license agreements with its distributors.

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

2.	Revenue from distribution agreements with Multiple- element:

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

An analysis of the Company's contracts with its distributors indicates that in the majority of contracts, the Company grants its distributors a right to access its intellectual property as it exists throughout the license period. Accordingly, the Company is expected to recognize revenue from the granting of licenses over the license period, which is identical to the current accounting treatment.

In addition, in accordance with terms of some license agreements, the Company is entitled for up-front payments which are accounted for as deferred revenues and recognized in profit and loss over the license period.  Currently the Company does not recognize finance expenses in respect of deferred revenues. According to the new Standard, when long-term advances (exceeding one year) are received for a future service, the Company is required to accrue interest and recognize finance expense on the advances over the period of the contract.

The accumulated effect of implementing the new Standard as of January 1, 2018 will be increase of deferred revenues by $ 249 and increase of accumulated deficit by
 $ 249.

b.	IFRS 16, "Leases":

In January 2016, the IASB issued IFRS 16, "Leases" ("the new Standard"). According to the new Standard, a lease is a contract, or part of a contract, that conveys the right to use an asset for a period of time in exchange for consideration.

According to the new Standard:

•
Lessees are required to recognize an asset and a corresponding liability in the statement of financial position in respect of all leases (except in certain cases) similar to the accounting treatment of finance leases according to the existing IAS 17, "Leases".

•
Lessees are required to initially recognize a lease liability for the obligation to make lease payments and a corresponding right-of-use asset. Lessees will also recognize interest and depreciation expense separately.

The new Standard is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted provided that IFRS 15, "Revenue from Contracts with Customers", is applied concurrently. The Company does not anticipate early adopting this standard.

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

The company is currently evaluating the impact of implementing this guidance on its consolidated financial statements. In 2018, the Company will continue to assess the potential effect of IFRS 16 on its consolidated financial statements as well as its adoption methodology.

NOTE 5:-	CASH AND CASH EQUIVALENTS

	December 31,
	2016	2017

USD cash for immediate withdrawal	25,863	26,700
Non-USD cash for immediate withdrawal	3,003	9,369

	28,866	36,069

NOTE 6:-	SHORT-TERM BANK DEPOSITS

	December 31,
	2016	2017

USD bank deposits	1,163	-

	1,163	-

The USD deposits bear annually interest of 1.3% for the period of 181 days for 2016.

NOTE 7:-        INVENTORIES

	Year ended December 31,
	2016	2017

Raw materials	296	339
Finished goods	548	1,547

	844	1,886

NOTE 8:-	OTHER RECEIVABLES

	Year ended December 31,
	2016	2017

Government authorities	61	226
BARDA funds	953	2,175
Prepaid expenses and other	224	129
Former shareholder, net (see Note 15d)	1,169	666

	2,407	3,196

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 9:-	PROPERTY, PLANT AND EQUIPMENT, NET

Balance as of December 31, 2017:

	Office furniture	Electronic machinery and laboratory equipment	Computers	Leasehold improvements	Total
Cost
Balance as of January 1, 2017	227	2,551	185	2,120	5,083
Disposals	-	-	(74)	-	(74)
Additions	9	1,010	26	-	1,045
Foreign currency translation	12	-	2	-	14

Balance as of December 31, 2017	248	3,561	139	2,120	6,068

Accumulated Depreciation

Balance as of January 1, 2017	126	1,508	118	2,057	3,809
Disposals	-	-	(74)	-	(74)
Additions	20	294	47	38	399
Foreign currency translation	8	-	2	-	10

Balance as of December 31, 2017	154	1,802	93	2,095	4,144

Depreciated cost as of December 31, 2017	94	1,759	46	25	1,924

Balance as of December 31, 2016:

	Office furniture	Electronic machinery and laboratory equipment	Computers	Leasehold improvements	Total
Cost
Balance as of January 1, 2016	221	1,955	174	2,095	4,445
Disposals	-	-	(27)	-	(27)
Additions	12	596	38	25	671
Foreign currency translation	(6)	-	-	-	(6)

Balance as of December 31, 2016	227	2,551	185	2,120	5,083

Accumulated Depreciation

Balance as of January 1, 2016	102	1,205	86	2,012	3,405
Disposals	-	-	(27)	-	(27)
Additions	27	303	59	47	436
Foreign currency translation	(7)	-	-	-	(7)

Balance as of December 31, 2016	122	1,508	118	2,059	3,807

Depreciated cost as of December 31, 2016	105	1,043	67	61	1,276

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 10:-	INTANGIBLE ASSETS, NET

Balance as of December 31, 2017

License and Knowhow
Cost
Balance as of January 1, 2017	1,496
Additions	30
Balance as of December 31, 2017	1,526

Accumulated Amortization
Balance as of January 1, 2017	723
Additions	168
Balance as of December 31, 2017	891

Amortized cost
Balance as of December 31, 2017	635

Balance as of December 31, 2016

License and Knowhow
Cost
Balance as of January 1, 2016	1,466
Additions	30
Balance as of December 31, 2016	1,496

Accumulated Amortization
Balance as of January 1, 2016	570
Additions	153
Balance as of December 31, 2016	723

Amortized cost
Balance as of December 31, 2016	773

Intangible assets include exclusive licenses to use patents, know-how and intellectual property for the development, manufacturing and marketing of products related to burn treatments and other products in the field of wound care. These licenses were purchased from third parties and from one of the Company's shareholders (see Note 15c).

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 11:-	OTHER PAYABLES

	Year ended December 31,
	2016	2017

Employees and payroll accruals	1,566	1,621
Current maturities of IIA grants	49	57
Related parties	295	324
Deferred revenues	122	131
Other	28	49

	2,060	2,182

NOTE 12:-	LIABILITIES IN RESPECT OF IIA GRANTS

	Year ended December 31,
	2016	2017

Balance as of January 1	7,303	6,888
Grants received	929	401
Royalties	(46)	(81)
Amounts carried to Profit or Loss	(1,298)	229

Balance as of Decmber 31	6,888	7,437

Current maturities	(49)	(57)

Long term liabilities in respect of IIA grants	6,839	7,380

The Company is committed to pay royalties to the IIA up to the total grants received plus the applicable accrued interest. The total amount of grants actually received by the Company from the IIA including accrued LIBOR interest, net of royalties actually paid by the Company as of December 31, 2017 is approximately $ 13,356, while the amortized cost of this liability as of that date is $ 7,437, using the interest method.

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

Foreign currency risk

The Company operates primarily in an international environment and is exposed to foreign exchange risk resulting from the fact that a certain portion of the Company's costs are denominated in NIS and EURO, mainly due to payroll and related benefit costs incurred in Israel and in Europe, and additionally due to marketing expenses incurred in Europe.

b.	Fair value:

The carrying amount of cash and cash equivalents, short‑term bank deposits, trade and other receivables and trade and other payables approximates their fair value due to the short‑term maturities of such instruments.

The fair value of liabilities in respect to IIA grants with fixed interest is based on a calculation of the present value of the cash flows at the interest rate for a loan with similar terms. The Company used a discount rate of 12% based in part of the Company's estimation at the time of the Company's recognition of the IIA grants which approximates the fair value at the respective balance sheet date.

The fair value of the contingent consideration for purchase of shares is based on a calculation of the present value of future royalty payments using a discount rate that reflects the applicable market rate of interest at the date of the initial recognition. The Company used a discount rate of 16% based in part on the Company's estimation, at the time of the Company's initial recognition of the contingent consideration. The amount and timing of the future royalty payments are based on the Company's projected revenues.

c.	Sensitivity tests relating to changes in market factors:

The Company operates in an international environment and is exposed to foreign exchange risk resulting from the exposure to different currencies, mainly NIS and EURO. Foreign exchange risks arise from recognized assets and liabilities denominated in a foreign currency other than the functional currency.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 13:-	FINANCIAL INSTRUMENTS (Cont.)

	December 31,
	2015	2016	2017

Sensitivity test to changes in NIS and EURO exchange rates
Gain (loss) from change:
5% increase in exchange rate	$361	$11	$346
5% decrease in exchange rate	$(361)	$(11)	$(346)

Sensitivity tests and principal work assumptions:

The selected changes in the relevant risk variables were determined based on management's estimate as to reasonable possible changes in these risk variables.

The Company has performed sensitivity tests of principal market risk factors that may affect its reported operating results or financial position.

The sensitivity tests present the profit or loss for the relevant risk variables chosen as of each reporting date.

NOTE 14:-	SEVERANCE PAY LIABILTY, NET

The Company has liabilities for severance pay for its employees in Israel and in several EU jurisdictions. The Company's liability for employee benefits is based on local laws, valid labor agreements, the employee's salary and the applicable terms of employment, which together generate a right to severance compensation. Post‑employment employee benefits are partially financed by deposits with defined contribution plans, as detailed below.

The Israeli Severance Pay Law, 1963 ("Severance Pay Law"), specifies that Israeli employees are entitled to severance payment, following the termination of their employment. Under the Severance Pay Law, the severance payment is calculated as one month salary for each year of employment, or a portion thereof. Under Section 14 of the Severance Pay Law ("Section 14"), employees are entitled to have monthly deposits, at a rate of 8.33% of their monthly salary, made on their behalf to their insurance funds. Payments in accordance with Section 14 release the Company from the liability for any future severance payments in respect of those employees.

The majority of the Company's liability for severance pay is covered by Section 14. Acordingly, the Company does not recognize any liability for severance pay due to these employees and the deposits under Section 14 are not recorded as an asset in the Company's balance sheet. These contributions for compensation represent defined contribution plans. The Company recognizes liability for severance pay due to its employees in EU in accordance with local laws and its Israeli employees which are not under Section 14.

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

In consideration for this exclusive license, the Company paid an aggregate amount of $ 950 following the achievement of certain development milestones as set forth in the agreement. In addition, the Company undertook to pay royalties of 1.5% to 2.5% from future revenues from sales of products which are based on this patent for a period ranging between 10 to 15 years from the first commercial delivery in a major country, and thereafter the Company will have a fully paid-up royalty-free license for these patents. In addition, royalties will be paid at the rate of 10% - 20% from sub-licensing of such patents. Moreover, the Company agreed to pay a one-time lump-sum amount of $ 1,500 when the aggregate revenues based on these patents reach $ 100,000. The amount of royalty payments for the years 2015, 2016 and 2017 amounted to $11, $57 and $48, respectively.

b.
Under the Research and Development Law, (the "R&D Law") the Company undertook to pay royalties of 3%  on the revenues derived from sales of products or services developed in whole or in part using IIA grants. The maximum aggregate royalties paid generally cannot exceed 100% of the grants received by the Company, plus annual interest generally equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. The maximum royalty amount payable by the Company as of December 31, 2017 is approximately $ 13,356, which represents the total amount of grants actually received by the Company from the IIA including accrued interest, net of royalties actually paid by the Company (see also Note 12).

c.
On November 24, 2010, the Company signed an agreement with one of its shareholders, to purchase a patent for the production and sale of related products for the treatment of burns. In consideration for the transfer and assignment of all rights and title relating to the patent, the Company paid a one-time payment in the amount of $ 88 and undertook to pay annual fixed payments in the amount of $ 30 as long as the patent is valid in the US and/or in any EU member country. The patent expires in May 2018, and the Company's accumulated contingent liability with respect to this agreement as of December 31, 2017 is $ 13.

d.         Contingent consideration for purchase of shares:

Beginning in 2007, the Company entered into a number of agreements with Teva Pharmaceutical Industries Limited (“Teva”) related to collaboration in the development, manufacturing and commercialization of solutions for the burn and chronic wound care markets. In consideration for these agreements, Teva made investments in the Company's ordinary shares and agreed to fund certain research and development expenses and manufacturing costs and perform all marketing activities for both NexoBrid, under the 2007 Teva Agreement, and the PolyHeal Product, under the 2010 PolyHeal Agreements (see Note 19a). As of December 31, 2012, all of these agreements were terminated.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 15:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

On September 2, 2013, in accordance with the terms of the Teva Shareholders’ Rights Agreement, the Company exercised its rights to repurchase all of its shares held by Teva, and purchased 755,492 ordinary shares, in consideration for an obligation to pay Teva future royalty payments of 20% of the Company’s revenues from the sale or license of NexoBrid up to a total amount of $30,600 and from the sale or license of the PolyHeal Product up to a total amount of $10,800. The obligation to pay Teva future royalty payments no longer includes amounts from the sale or license of the PolyHeal Product since the license to the PolyHeal Product has expired.

The total amortized cost of the future royalty obligation to Teva were initially account at their estimated fair value at the exercise date on September 2, 2013, using a discounted cash flow model based on sales projections. Subsequent changes in this liability are recorded in profit or loss within financial income of financial expenses. Accordingly, the liability was remeasured to $ 14,533 and $14,381 as of December 31, 2016 and 2017, respectivaly, as a result of a revaluation in the amount of $ 1,621 and $ (351), respectively, Pwhich was recorded within financial income and financial expenses, respectively. As of December 31, 2017, the Company did not pay royalties to Teva and an accrued royalty payments resulting from actual sales are classified as former shareholder net (see also Note 8).

e.
On September 29, 2015, the Company was awarded a U.S. Biomedical Advanced Research and Development Authority ("BARDA") contract for development and procurement of NexoBrid for the U.S. The contract is for the advancement of the development and manufacturing, as well as the procurement of NexoBrid, as a medical countermeasure as part of BARDA preparedness for mass casualty events. On July 19, 2017 BARDA had upsized the contract and exercised an option to fund further research and development activities relating to NexoBrid. The modified contract includes $56,000 of funding to support development activities to complete the U.S. Food and Drug Administration (FDA) approval process for NexoBrid for use in thermal burn injuries, as well as $16,000 for procurement of NexoBrid, which is contingent upon FDA Emergency Use Authorization (EUA) and/or FDA marketing authorization for NexoBrid. In addition, the contract includes options for further funding of up to $10,000 for expanding NexoBrid’s indications and of up to $50,000 for additional procurement of NexoBrid.

As of December 31, 2017 the Company recorded $14,931 in funding from BARDA under the contract.

f.
In December 2010, the Company, Teva and PolyHeal, entered into a series of agreements to collaborate in the development, manufacturing and commercialization of PolyHeal's wound care product, or the PolyHeal Product (see also Note 19).

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

On November 12, 2017, the Tel Aviv District Court issued its ruling accepting the plaintiffs’ claim and ruled that the Company is obligated to purchase PolyHeal’s shares for approximately $6,750 plus applicable interest, which represents the purchase price for the total number of shares that the 2010 PolyHeal Agreements contemplate would be acquired by the Company from all the shareholders of PolyHeal. The Court ordered that the Company is obligated to purchase shares of PolyHeal from the plaintiffs, on the basis of their actual share holdings in PolyHeal as of January 15, 2013, for approximately $1,500, within 15 days from the date of the Court's ruling.
Accordingly, a full provision for the shares purchase price plus the accrued interest, totaled $7,500 was recorded within the loss from discontinued operation in respect of this claim, of which approximately $1,497 was paid to plaintiffs in consideration for PolyHeal's shares. In addition, the Company born legal expenses totaled $116.

On December 27, 2017, the Company filed an appeal with the Israeli supreme court, in which it: (i) rejected the arguments raised against it in the Statement of Claim; (ii) emphasized that its obligation under the 2010 PolyHeal Agreement to purchase the 7.5% of PolyHeal’s shares is subject to the consumption of the deferred closing, as defined in the buyout agreement, including the receipt of the funds from Teva on a “back to back” basis; and (iii) stated that since no such payment has been made by Teva, the Company is not subject to any obligation to purchase PolyHeal shares and/or make any payments to PolyHeal’s shareholders. A hearing will be held in January 2019.

g.	Operating Lease Agreements:

1.
The Company's offices and its production facility in Israel are located in a building that the Company leases from its Parent Company, in accordance with a sub-lease agreement. The Company subleases approximately 1,860 square meters of laboratory, office and clean room space at a monthly rent fee of NIS 71,000 (approximately $18). This sub-lease agreement expires in October 2022.

The Company's subsidiary offices are located in Germany. The monthly rent fee  is currently € 2,800 (approximately $ 3) and the lease agreement expires on April 30, 2019.

2.
The Company and its subsidiary have operating lease agreements for 18 vehicles for a period of three years. As of December 31, 2017, the Company deposited $ 46 in respect of the vehicles operating leases.

3.	Minimum future lease fees for both agreements as of December 31, 2017 are as follows:

2018	522
2019	450
2020	296
2021	246
2022	205
1,719

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 16:-	EQUITY

a.	Share capital:

	Year ended December 31,
	2016	2017

Authorized number of shares	32,244,508	32,244,508

Issued and outstanding number of shares	21,930,449	27,047,737

b.	Rights attached to shares:

An ordinary share confers upon its holder(s) a right to vote at the general meeting, a right   to participate in distribution of dividends, and a right to participate in the distribution of surplus assets upon liquidation of the Company.

c.	In March 2014, the Company completed its IPO, and its securities are listed for trading on NASDAQ.

d.
On September 21, 2017, the Company completed a follow-on public offering. A total of 4,400,000 new ordinary shares were issued in consideration to offering price of $5.00 per share. On September 29, 2017, the underwriters partially exercised their ‘green shoe’ option and purchased 637,664 additional ordinary shares. The net proceeds, including the underwriters' option, were $22,658, after deducting underwriter’s discounts, commissions and other offering expenses.

NOTE 17:-	SHARE‑BASED COMPENSATION

a.	Expense recognized in the financial statements:

The expenses that was recognized for services received from employees and directors is as follows:

	Year ended December 31,
	2015	2016	2017

Cost of revenues	372	504	188
Research and development	511	752	488
Selling and marketing	669	765	204
General and administrative	1,107	1,150	483

Total share-based compensation	2,659	3,171	1,363

b.	Share-based payment plan for employees and directors:

The Company has reserved for issuance stock options a total of 3,229,386 ordinary shares.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 17:-	SHARE‑BASED COMPENSATION (Cont.)

As of December 31, 2017, 1,294,651 ordinary shares of the Company were still available for future grant. Any options, which are forfeited or not exercised before expiration, become available for future grants.

Options granted under the Company's 2003 Israeli Share Option Plan ("Plan") are exercisable in accordance with the terms of the Plan, within 10 years from the date of grant, against payment of an exercise price. The options generally vest over a period of three or four years.

In March 2014, the Company adopted and obtained shareholder approval for its 2014 Equity Incentive Plan (the “2014 Plan”). Options granted under the Company's 2014 Plan are exercisable in accordance with the terms of the Plan, within 10 years from the date of grant, against payment of an exercise price or cashless exercise. The options generally vest over a period of three or four years.

c.	Share options activity:

The following table lists the number of share options, the weighted average exercise prices of share options and changes that were made in the option plan to employees and directors:

	2015		2016		2017
	Number of options	Weighted Average Exercise price	Number of options	Weighted Average Exercise price	Number of options	Weighted Average Exercise price

Outstanding at beginning of year	1,902,324	7.98	2,313,224	9.35	2,181,075	9.62
Granted	739,500	9.27	47,500	8.56	40,000	6.72
Exercised	(300,000)	0.09	(80,149)	0.09	(79,624)	0.09
Forfeited	(28,600)	12.69	(99,500)	10.80	(206,716)	8.93

Outstanding at end of year	2,313,224	9.35	2,181,075	9.62	1,934,735	10.02

Exercisable at end of year	1,535,055	9.39	1,401,866	9.35	1,562,235	10.25

The following table summarizes information about share options outstanding as of December 31, 2017:

	Options outstanding as of December 31, 2017
Range of exercise prices ($ )	Number of options	Weighted Average Remaining contractual life	Weighted average exercise price

2.63	208,332	0.86	2.63
7.26 ‑ 9.82	903,703	6.49	9.06
12.89 ‑ 13.76	822,700	5.92	12.94

Total	1,934,735	5.64	10.02

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 17:-	SHARE‑BASED COMPENSATION (Cont.)

The fair value of the options granted to employees and directors at the grant date for the years ends December 31, 2015, 2016 and 2017 was $4,336, $193 and $172, respectively.

1.
On December 23, 2015, the Company's Board of Directors approved the grant of 70,000 options to purchase ordinary shares under the Plan for an exercise price of $ 9.58 per share to the CEO of the Company which was approved by the shareholder's general meeting on January 28, 2016.

2.
On June 9, 2016, the shareholders' general meeting of the Company approved to extend the exercise period of certain options previously granted to the CEO. The Fair Value of the extension of the Options, as of the modification date, was estimated at approximately $39.

3.
On June 22, 2017, the Company's Board of Directors approved the grant of 40,000 options to purchase ordinary shares under the Plan, for an exercise price of $ 6.72 per share to certain new Board members of the Company. The fair value of the options granted, as of the grant date, was estimated at approximately $172.

d.
The fair value of the Company's share options granted to employees and directors for the years ended December 31, 2015, 2016 and 2017 was estimated using the binomial option pricing models using the following assumptions:

	December 31,
	2015	2016	2017

Dividend yield (%)	0	0	0
Expected volatility of the share prices (%)	71	72	63
Risk‑free interest rate (%)	0.25-2.24	0.28-2.0	1.22-2.15
Early exercise factor (%)	100-150	100-150	150
Weighted average share prices (Dollar)	8.98	8.56	7.80

The expected share price volatility is based on the historical equity volatility of the share prices of comparable companies that are publicly traded, as there is no sufficient historical trading data for the Company.

NOTE 18:-	TAXES ON INCOME

a.	The Company operates in two main tax jurisdictions: Israel and Germany. As such, the Company is subject to the applicable tax rates in the jurisdictions in which it conducts its business.

b.	Corporate tax rates in Israel:

•	The Israeli corporate income tax rate was 24% in 2017, 25% in 2016 and 26.5% in 2015.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 18:-	TAXES ON INCOME (Cont.)

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

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

c.	Corporate tax rate in Germany:

The statutory corporate tax rate in Germany was 30.53% in 2017, 29.72% in 2016 and 30% in 2015.

d.	Final tax assessments:

The Company has finalized its tax assessments through the 2012 tax year.
The company's subsidery has not received a final tax assessment since its incorporation.

e.	Net operating carryforward losses for tax purposes and other temporary differences:

As of December 31, 2017, the Company had carryforward losses and other temporary differences mainly from R&D expenses together amounting to approximately $115,000.

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

The Company did not record any current taxes for the years ended December 31, 2015, 2016 and 2017 as a result of its carryforward losses.

h.	Theoretical tax:

The reconciliation between the tax expense, assuming that all the income and expenses, gains and losses in the statement of income were taxed at the statutory tax rate and the taxes on income recorded in profit or loss, does not provide significant information and therefore was not presented (the main reconciliation item is due to operating losses and other temporary differences for which deferred tax assets were not recognized).

NOTE 19:-	DISCONTINUED OPERATION

a.
In December 2010, the Company, Teva and PolyHeal, entered into a series of agreements to collaborate in the development, manufacturing and commercialization of PolyHeal's wound care product, or the PolyHeal Product (“2010 PolyHeal Agreement”). Under the 2010 PolyHeal Agreement, PolyHeal granted the Company an exclusive global license to manufacture, develop and commercialize all the Polyheal Products in consideration for royalty payments. Concurrently, the Company granted Teva an exclusive global sub license to commercialize the Polyheal Products in consideration for certain royalties and milestone payments. In addition, Teva undertook to finance the Company's future development of the Polyheal Product and all of its manufacturing costs. Under the 2010 PolyHeal Agreement, Teva initially invested $ 6,750 in the Company, and undertook to invest an additional $ 6,750 in the Company subject to the achievement of a development milestone. Concurrent with Teva's investment in the Company, the Company purchased shares of PolyHeal for total consideration of $ 6,750. Additionally, the Company undertook to purchase additional shares of PolyHeal for the same amount, subject to the achievement of the same abovementioned development milestone.

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

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 19:-	DISCONTINUED OPERATION (Cont.)

c.
Following the termination of the Company's collaborations with Teva under the 2010 PolyHeal, the Company's exclusive license for the PolyHeal Product expired in September 2013. As a result of the expiration of the PolyHeal license, the Company accounted for the operation related to PolyHeal as a discontinued operation in accordance with IFRS accounting standard 5, “Non-current Assets Held for Sale and Discontinued Operations" and the Company has fully impaired the license for the PolyHeal Product.

d.
The Company has been acknowledged during 2015 about certain changes in circumstances indicating that the carrying amount of its royalty rights arising from the Company's ownership of shares of Polyheal would not be recoverable. Accordingly, a full impairment of these royalty rights amounting to $417 is included within the loss from discontinued operation for the year ended December 31, 2015.

On November 15, 2012, the Company informed Teva of the commencement of a feasibility study for the next generation of the PolyHeal Product, which constituted a milestone under the 2010 PolyHeal Agreement. In accordance with the terms of the agreement, Upon achievement of this milestone, Teva was to invest an additional $ 6,750 in exchange of the Company's ordinary shares and the Company was to purchase, following and pending the consummation of this investment, for an identical amount, ordinary shares of PolyHeal from its existing shareholders. The Company has not received the milestone investment from Teva.

On September 15, 2014, a Statement of Claim was filed against the Company by some shareholders of Polyheal and on November 12, 2017, the Tel Aviv District Court issued its ruling. On December 27, 2017 the Company filed an appeal and a hearing will be held on January 2019 (see also Note 15f).

During December 2017, the Company paid approximately $1,497 in consideration for PolyHeal's shares. Since the Company believes that the carrying amount of its royalty rights arising from the Company's ownership of shares of Polyheal would not be recoverable, a full impairment of these royalty rights is included within the loss from discontinued operation for the year ended December 31, 2017. In addition, the Company born legal expenses totaled $116.

As of December 31, 2017, a provision totaled $6,003 which represents the purchase price for the residual number of shares that the 2010 PolyHeal Agreements contemplate would be acquired by the Company from the shareholders of PolyHeal plus accrued interest.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 20:-	SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF COMPREHENSIVE PROFIT OR LOST

a.          Cost of revenues:

	Year ended December 31,
	2015	2016	2017

Salary and benefits (including share-based compensation)	1,961	2,112	2,073
Subcontractors	67	66	121
Depreciation and amortization	417	475	457
Cost of materials	486	410	535
Other manufacturing expenses	657	892	989
Decrease (increase) in inventory of finished products	(309)	780	(999)
Allotment of manufacturing costs to R&D	(760)	(2,577)	(1,598)

	2,519	2,158	1,578

b.	Research and development expenses, net of participations:

	Year ended December 31,
	2015	2016	2017

Salary and benefits (including share-based compensation)	2,610	3,171	3,840
Subcontractors	4,464	8,517	8,780
Depreciation and amortization	5	28	42
Cost of materials	81	351	223
Allotment of manufacturing costs	760	2,577	1,598
Other research and development expenses	219	135	142

Research and development, gross	8,139	14,779	14,625

Participations:
BARDA funds	(800)	(5,566)	(8,565)
Revaluation of liabilities in respect of IIA grants	(1,318)	(2,145)	(598)

	6,021	7,068	5,462

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 20:-	SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF COMPREHENSIVE INCOME (Cont.)

c.	Selling and marketing expenses:

	Year ended December 31,
	2015	2016	2017

Salary and benefits (including share based compensation)	5,631	5,438	3,062
Marketing and medical support	2,835	2,444	1,628
Depreciation and amortization	22	18	12
Shipping and delivery	180	111	236
Registration and marketing license fees	616	392	424

	9,284	8,403	5,362

d.	General and administrative expenses:

	Year ended December 31,
	2015	2016	2017
Salary and benefits (including share‑based compensation)	2,670	2,361	2,032
Professional fees	1,054	1,241	1,224
Depreciation and amortization	59	66	56
Other	221	416	469

	4,004	4,084	3,781

e.	Financial income and expense:

	Year ended December 31,
	2015	2016	2017
Financial income:
Interest income	288	414	349
Revaluation of contingent consideration for the purchase of shares	764	1,621	-
Exchange differences, net	-	131	57

	1,052	2,166	406
Financial expense:
Interest in respect of IIA grants	844	847	827
Revaluation of contingent consideration for the purchase of shares	-	-	351
Exchange differences, net	614	-	-
Other	38	49	74

	1,496	896	1,252

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 21:-	NET LOSS PER SHARE

a.	Details of the number of shares and loss used in the computation of loss per share from continuing operations:

	Year ended December 31,
	2015		2016		2017
	Weighted average number of shares	Loss	Weighted average number of shares	Loss	Weighted average number of shares	Loss

Basic and diluted loss	21,718,401	(21,671)	21,862,169	(18,885)	23,341,040	(14,533)

b.	Details of the number of shares and loss used in the computation of loss per share from discontinued operation:

	Year ended December 31,
	2015		2016		2017
	Weighted average number of shares	Loss	Weighted average number of shares	Loss	Weighted average number of shares	Loss

Basic and diluted loss	21,718,401	(417)	-	-	23,341,040	(7,616)

c.          Net loss per share from continuing and discontinued operations:

	Year ended December 31,
	2015	2016	2017
Basic and Diluted loss per share:
Net loss from continuing operations	(1.00)	(0.86)	(0.62)

Loss from discontinued operation	(0.02)	-	(0.33)

Net loss per share	(1.02)	(0.86)	(0.95)

NOTE 22:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES AND KEY OFFICERS

a.	Related parties consist of:

•	Clal Biotechnologies Industries Ltd.-the Parent Company.

•	PolyHeal-in which the Company holds approximately 8% (see Note 19).

•	Directors of the Company.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 22:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES AND KEY OFFICERS (Cont.)

b.	Balances of related parties:

Payables
Parent Company (1):

As of December 31, 2016	218
As of December 31, 2017	238

Other related parties:

As of December 31, 2016	77
As of December 31, 2017	86

(1)	The Company leases office space and a production facility from the Parent Company in accordance with a sublease agreement (see Note 15 (g)).

c.	Transactions with related parties:

	Professional Fee (1)	Rent expenses
Parent company:
2015	52	730
2016	27	804
2017	35	817

Other related parties:
2015	127	-
2016	159	-
2017	225	-

(1)
Professional fees do not include short-term employee benefits and share-based compensation to one of the Company's shareholders, who is a key officer, in the amounts of $691, $537 and $516 for the years 2015, 2016 and 2017, respectively, as well as payment for the purchasing of a patent in amount of $30, $30 and $30 for the years 2015, 2016 and 2017, respectively (see note 15c).

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 22:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES AND KEY OFFICERS (Cont.)

d.	Compensation of officers of the Company:

The following amounts disclosed in the table are recognized as an expense during the reporting period related to officers:

	Year ended December 31,
	2015	2016	2017

Short-term employee benefits	2,639	2,108	2,324
Share-based compensation	1,702	1,445	731

	4,341	3,553	3,055

Number of officers	7	7	6

In December 2007, the Company's board of directors approved one‑time bonus payments to the Chief Executive Officer and Chief Medical Officer in the amounts of $ 120 each, to be paid upon achieving marketing approval in the United States.