Form 20-F
period 2018-12-31
MediWound Ltd.
filed 2019-03-25
CIK 1593984

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20‑F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2018, the registrant had outstanding 27,178,839 ordinary shares, par value NIS 0.01 per share.

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

Yes ☒             No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒             No ☐

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

MEDIWOUND LTD.

FORM 20‑F ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

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

i

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. These statements may be found in the sections of this annual report on Form 20-F entitled “ITEM 3.D. Risk Factors,” “ITEM 4. Information on the Company,” “ITEM 5. Operating and Financial Review and Prospects,” “ITEM 10.E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations” and elsewhere in this annual report, including the section entitled “ITEM 4.B. Business Overview” and “ITEM 4.B. Business Overview—Our Focus: Wounds,” which contain information obtained from independent industry sources. Actual results could differ materially from those anticipated in these forward-looking statements due to various important factors, including all the risks discussed in “ITEM 3.D. Risk Factors” and information contained in other documents filed with or furnished to the Securities and Exchange Commission.

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

The selected consolidated statements of operations data for each of the years in the three-year period ended December 31, 2018 and the consolidated balance sheet data as of December 31, 2018 and 2017 are derived from our audited consolidated financial statements appearing elsewhere in this annual report. The consolidated statements of operations data for the years ended December 31, 2014 and 2015 and the consolidated balance sheet data as of December 31, 2014, 2015 and 2016 are derived from our audited consolidated financial statements that are not included in this annual report. The historical results set forth below are not necessarily indicative of the results to be expected in future periods. Our financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

	Year Ended December 31,
	2014	2015	2016	2017	2018
	(in thousands, except per share data)
Consolidated statements of operations data:
Revenues	$259	$601	$1,558	$2,496	$3,401
Cost of revenues(1)	2,785	2,519	2,158	1,578	2,088
Gross (loss) profit	(2,526)	(1,918)	(600)	918	1,313
Operating expenses:
Research and development, gross	6,054	8,139	14,779	14,625	17,915
Participation by BARDA and the Israeli Innovation Authority	(705)	(2,118)	(7,711)	(9,163)	(13,843)
Research and development, net of participations(1)(2)	5,349	6,021	7,068	5,462	4,072
Selling and marketing(1)	8,829	9,284	8,403	5,362	4,188
General and administrative(1)	4,723	4,004	4,084	3,781	3,799
Other income, net	-	-	-	-	6,786
Operating loss	(21,427)	(21,227)	(20,155)	(13,687)	(3,960)
Financial income (expense), net	2,552	(444)	1,270	(846)	(1,705)
Loss from continuing operations	(18,875)	(21,671)	(18,885)	(14,533)	(5,665)
Profit (loss) from discontinued operation(1)(3)	-	(417)	-	(7,616)	4,608
Net loss	$(18,875)	$(22,088)	$(18,885)	$(22,149)	$(1,057)
Foreign currency translation adjustments	14	2	7	(29)	13
Total comprehensive loss	$(18,861)	$(22,086)	$(18,878)	$(22,178)	$(1,044)
Basic loss per share(4)	$(0.95)	$(1.02)	$(0.86)	$(0.95)	$(0.04)
Diluted loss per share(4)	$(0.95)	$(1.02)	$(0.86)	$(0.95)	$(0.04)

Weighted average number of ordinary shares used in computing loss per ordinary share (in thousands):
Basic:	19,940	21,718	21,862	23,341	27,114
Diluted:	19,940	21,718	21,862	23,341	27,114

	As of December 31,
	2014	2015	2016	2017	2018
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents and short-term bank deposits	$64,853	$45,768	$30,029	$36,069	$23,633
Working capital, net(5)	64,600	45,189	28,232	36,087	27,816
Total assets	71,121	52,523	35,764	44,135	35,276
Total non-current liabilities	24,353	23,847	22,614	29,082	21,407
Total shareholders’ equity	42,871	23,470	7,770	9,620	8,972

(1)	Includes share-based compensation expense as follows:

	Year Ended December 31,
	2014	2015	2016	2017	2018
	(in thousands)
Cost of revenues	$763	$372	$504	$188	$71
Research and development	657	511	752	488	181
Selling and marketing	1,430	669	765	204	63
General and administrative	1,977	1,107	1,150	483	330
Total share-based compensation expenses	$4,827	$2,659	$3,171	$1,363	$645

(2)
Research and development expenses, net is presented net of participation by the U.S. Biomedical Advanced Research and Development Authority (“BARDA”) and others and net of the change in the fair value of the liability associated with government grants from the Israeli Innovation Authority (IIA). The effect of the participation by IIA totaled $0.7 million, $1.3 million, $2.1 million, $0.6 million and $0.6 million for the years ended December 31, 2014, 2015, 2016, 2017 and 2018, respectively. The effect of the participation by BARDA totaled $0.8 million, $5.6 million, $8.6 million and 13.2 million for the years ended December 31, 2015, 2016, 2017, and 2018 respectively. See “ITEM 5.B. Liquidity and Capital Resources” for more information.

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

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the United States Securities and Exchange Commission (the “SEC”), including the following risk factors which we face and which are faced by our industry. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. In that event, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain important factors including the risks described below and elsewhere in this report and our other SEC filings. See “Special Note Regarding Forward-Looking Statements” on page i.

Risks Related to Our Business and Our Industry

Product development is a lengthy and expensive process, with an uncertain outcome.

We intend to develop and commercialize pipeline product candidates based on our patented proteolytic enzyme technology for marketing authorization of NexoBrid in the U.S. and for new indications, such as for debridement of chronic and other hard-to-heal wounds and treatment of connective tissue and other indications. However, before obtaining regulatory approval for the sale of our pipeline product candidates in any jurisdiction, we must conduct, at our own expense, clinical studies to demonstrate that the products are safe and effective.

Preclinical and clinical testing is expensive, is difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more of our clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of, preclinical testing and the clinical trial process. For example, on August 3, 2004, the U.S. Food and Drug Administration (the “FDA”) put one of our Phase 2 studies of NexoBrid on a clinical hold due to safety concerns in the study group, including four deaths and a higher incidence of pain and pyrexia compared to the standard of care (“SOC”) group. Although the Data Safety Monitoring Board unanimously concluded that no causal relationship between these deaths and the NexoBrid treatment was established and provided a reasoning for the higher incidence of such adverse events, the FDA delayed the continuation of the development plan until we proposed to initiate an additional smaller Phase 2 study to demonstrate the effectiveness of our proposed corrective measures. We successfully completed this smaller Phase 2 study, allowing us to continue the development plan, but experienced a significant delay and higher costs as a result. Even if preclinical or clinical trials are successful, we still may be unable to commercialize the product, as success in preclinical trials, clinical trials or previous clinical trials, does not ensure that later clinical trials will be successful.

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

In the short term, we rely on sales of NexoBrid in Europe for the treatment of severe burns for a significant portion of our total revenues. However, our continued growth depends, in large part, on our ability to develop and obtain marketing authorization for NexoBrid for treatment of severe burns in additional markets, especially in the United States from the FDA. We recently announced top-line results from the Phase 3 pivotal study to support a Biologics License Application (“BLA”) submission to the FDA, according to which the study has met its primary and all secondary endpoints,  and we  plan to submit the Biologics License Application ("BLA") in the second half of 2019 based on the above available acute primary, secondary, and safety data with the long term twelve-month safety follow-up data submitted during the BLA review, subject to FDA concurrence at a pre BLA meeting planned for first half of 2019. FDA may decide not to grant us the meeting or not to accept a BLA submission without the long term twelve-month safety follow-up data, in which case we will not be able to submit a BLA until the study is completed or until such time that the FDA accepts our BLA submission. We cannot predict whether the study will be successful and, even if it is successful in every aspect the FDA will accept a BLA submission following this study, how long the FDA may not take to review and approve NexoBrid following our BLA submission or whether any such approval in the United States will ultimately be granted. Similarly, we cannot predict how long regulatory authorities outside of the United States and Europe will take to provide NexoBrid with marketing authorization in their jurisdictions or whether such authorizations will be granted at all. A number of companies in the pharmaceutical and biotechnology industry have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier clinical trials. See “—Product development is a lengthy and expensive process, with an uncertain outcome” and “—Development and commercialization of NexoBrid in the United States and our pipeline product candidates worldwide requires successful completion of the regulatory approval process, and may suffer delays or fail.” The failure to receive such marketing authorization, especially in the United States, would have a materially adverse impact on our business prospects.

Development and commercialization of NexoBrid in the United States and our pipeline product candidates worldwide requires successful completion of the regulatory approval process, and may suffer delays or fail.

In the United States and Europe, as well as other jurisdictions, we are required to apply for and receive marketing authorization before we can market our products, as we have already received for NexoBrid in the European Union, Israel, Argentina South Korea and Russia. This process can be time-consuming and complicated and may result in unanticipated delays. To secure marketing authorization, an applicant generally is required to submit an application that includes the data supporting preclinical and clinical safety and efficacy as well as detailed information on the manufacturing and control of the product, proposed labeling and other information. Before marketing authorization is granted, regulatory authorities generally require the inspection of the manufacturing facility or facilities and quality systems (including those of third parties) at which the product candidate is manufactured and tested, to assess compliance with strictly enforced current good manufacturing practices (“cGMP”), as well as potential audits of the non-clinical and clinical trial sites that generated the data cited in the marketing authorization application.

We cannot predict how long the applicable regulatory authority or agency will take to grant marketing authorization or whether any such authorizations will ultimately be granted. Regulatory agencies, including the FDA and the European Medicines Agency (the “EMA”), have substantial discretion in the approval process, and the approval process and the requirements governing clinical trials vary from country to country. The policies of the FDA, the EMA or other regulatory authorities may change or may not be explicit, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of NexoBrid, EscharEx or our pipeline product candidates. For example, in December 2016, the 21st Century Cures Act, or Cures Act, was signed into law in the United States. The Cures Act, among other things, is intended to modernize the regulation of drugs and biologics and spur innovation. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability. We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. For example, certain policies of the current U.S. presidential administration may impact our business and industry. Namely, this administration has taken several executive actions, including the issuance of a number of executive orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine regulatory and oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. It is difficult to predict how these requirements will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose constraints on the FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.

In addition, any regulatory approval that we will receive may also contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product candidate. For example, as part of the EMA regulatory approval process, we agreed to provide further data from a post-marketing Phase 3 clinical trial of NexoBrid. We believe that our U.S. Phase 3 study will also serve to address this post-marketing commitment to EMA. If the EMA does not accept such study or is not satisfied with the study results, we will need to perform another costly study to provide such data. Once a product is approved, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submission of safety and other post-marketing information and reports, registration and continued compliance with cGMP for any clinical trials that we conduct post-approval. Although our manufacturing facility is cGMP-certified, we may face difficulties in obtaining regulatory approval for the manufacturing and quality control process of our pipeline product candidates.

Any delays or failures in obtaining regulatory and marketing approval for NexoBrid in the United States, or for our pipeline product candidates worldwide, would adversely affect our business, prospects, financial condition and results of operations.

Changes in funding for the FDA and other government agencies could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new products and services from being developed or commercialized in a timely manner, which could negatively impact our business.

               The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs and biologics to be reviewed and/or approved by necessary government agencies, which would adversely affect our business.  For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

We are dependent on our contract with the U.S. Biomedical Advanced Research and Development Authority to fund our Phase 3 pivotal studies and other development activities of NexoBrid in the United States, and if we do not continue to receive funding under this contract, we may need to obtain alternative sources of funding.

We have a contract with BARDA valued at up to $132 million for the advancement of the development and manufacturing, as well as the procurement, of NexoBrid in the United States. Under the contract, BARDA has agreed to fund up to $56 million of the development costs of NexoBrid required to obtain marketing approval in the United States, including our ongoing pediatric phase 3 study and its expansion to include U.S. pediatric burn care sites, and has an option to further fund $10 million in development activities for other potential NexoBrid indications. BARDA has also made a $16.5 million commitment for procurement of NexoBrid, which is contingent upon the U.S. FDA Emergency Use Authorization (EUA) and/or FDA marketing authorization for NexoBrid, and has a $50 million option for additional procurement of NexoBrid. In addition, we were recently awarded a new contract to develop NexoBrid for the treatment of Sulfur Mustard injuries as part of BARDA preparedness for mass casualty events. The contract provides approximately $12 million of funding to support research and development activities up to pivotal studies in animals under the U.S. FDA Animal Efficacy Rule and contains options for additional funding of up to $31 million for additional development activities, animal pivotal studies, and the BLA submission for licensure of NexoBrid for the treatment of Sulfur Mustard injuries. However, both contracts provides that BARDA may terminate the contract at any time, at its convenience, without any further funding obligations. There can be no assurances that BARDA will not terminate the contract. Changes in government budgets and agendas may result in a decreased and de-prioritized emphasis on supporting the development of products for the treatment of severe burns such as NexoBrid. Any reduction or delay in BARDA funding may force us to suspend the program or seek alternative funding, which may not be available on non-dilutive terms, terms favorable to us or at all. Further, we cannot provide any assurances as to when or whether BARDA’s commitment for procurement of NexoBrid will occur nor when or whether BARDA's option to fund additional development activities for NexoBrid will be exercised.

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

Among the provisions of the Affordable Care Act of importance to our potential product candidates are the following:

•
an annual, nondeductible 2.3% fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs. Through a series of legislative amendments, the tax was suspended for 2016 through 2019, but is scheduled to return beginning in 2020, absent further Congressional action;

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

•
a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•
expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for certain individuals with income at or below 133% of the Federal Poverty Level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

•	a new requirement to annually report drug samples that manufacturers and distributors provide to physicians; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research.

There have been judicial and congressional challenges to certain aspects of the Affordable Care Act, and we expect the current U.S. presidential administration to continue to seek amendments to or repeal of the Affordable Care Act. While Congress has not passed repeal legislation, the Tax Cuts and Jobs Act of 2017 includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the Affordable Care Act on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, ruled that the individual mandate is a critical and inseverable feature of the Affordable Care Act, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the Affordable Care Act are invalid as well. While the Trump Administration and CMS have both stated that the ruling will have no immediate effect, it is unclear how this decision, subsequent appeals, if any, and other efforts to repeal and replace the Affordable Care Act will impact the Affordable Care Act and our business. Congress may consider other legislation to repeal or replace elements of the Affordable Care Act in the future. We cannot predict what legislation, if any, to repeal or replace the Affordable Care Act will become law, or what impact any such legislation may have on our product candidate

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. These changes included aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments, will stay in effect through 2027 unless additional Congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other healthcare funding, which could negatively impact the market for NexoBrid and our other product candidates, if approved, and, accordingly, our financial operations. There has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which have resulted in several Congressional inquiries and proposed bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products.

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

NexoBrid, EscharEx and our pipeline product candidates may not gain market acceptance by physicians and their teams, healthcare payors and others in the medical community. Although many physicians in burn centers throughout Europe, the United States and other international markets have used NexoBrid for severe burns as part of our clinical trials or since NexoBrid’s commercial launch in Europe, Israel Argentina and South Korea, we cannot guarantee that use of NexoBrid will be accepted in the market. We need to successfully integrate NexoBrid into the overall treatment of burns in burn centers. If NexoBrid, EscharEx and our pipeline product candidates do not achieve an adequate level of acceptance, we may not generate revenue and we may not achieve or sustain profitability. The degree of market acceptance of NexoBrid in Europe, Israel, Argentina, south Korea and Russia, if we receive marketing approval, in other countries and of EscharEx and our pipeline product candidates, will depend on a number of factors, some of which are beyond our control, including:

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

While we are executing a country-specific market access strategy, which includes pricing and/or reimbursement targets for NexoBrid in most of Europe, we cannot guarantee that we will receive favorable hospital, regional or national funding or pricing and reimbursement. Additionally, we cannot predict the pricing and reimbursement of NexoBrid, EscharEx or our pipeline product candidates. The regulations that govern marketing approvals, pricing and reimbursement for new products vary widely from country to country, among regions within some countries and among some hospitals. In some foreign jurisdictions, including the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In other countries, coverage negotiations must occur at the regional or hospital level in order to be included in the hospital formulary. Pricing negotiations with governmental authorities at the regional or hospital level can take considerable time after the receipt of marketing approval for a product candidate.

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

Additionally, we cannot be sure that coverage and reimbursement will be available for NexoBrid, EscharEx or any pipeline product candidate that we commercialize in the future and, if reimbursement is available, whether the level of reimbursement will be adequate. Coverage and reimbursement may affect the demand for, the price of, or the budget allocated for reimbursement for any product for which we obtain marketing approval. Obtaining coverage and adequate reimbursement for our products may be particularly difficult because of the higher prices often associated with products administered under the supervision of a physician. If coverage and reimbursement are not available or are available only at limited levels, we may not be able to successfully commercialize NexoBrid, EscharEx or any pipeline product candidate that we successfully develop. Eligibility for reimbursement does not guarantee that any product will be paid for in all cases or at a rate that covers our costs. Interim payments for new products, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Payment rates may vary according to the use of the product and the clinical setting in which it is used, may be based on payments allowed for lower cost products that are already reimbursed and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of products from countries where they may be sold at lower prices than in certain other countries, such as the United States. In the United States, third-party payors often rely on the coverage policies and payment limitations imposed by Medicare and other government payors, in setting their own coverage policies and reimbursement rates. Our inability to promptly obtain coverage and profitable payment rates from hospital budget, government-funded and private payors for NexoBrid, EscharEx or any pipeline product candidate could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

Our success will depend initially on our ability to commercialize NexoBrid in Europe.

We are currently marketing a single product, NexoBrid, based on our patented proteolytic enzyme technology, which has already been approved by the EMA and the Israeli, Argentinean, Russian and South Korean Ministries of Health for marketing in the European Union, Israel, Argentina, Russia and South Korea respectively, for the treatment of adults with deep partial- and full-thickness burns, which we refer to as severe burns. NexoBrid is not currently approved for marketing in any other jurisdiction, including the United States, and has not been approved for any other indication or for use in children. We launched NexoBrid in Europe in 2014, in Israel in 2015, and in Argentina in 2016, South Korea and Russia in 2019, through our local distributors. In November 2017, the European Commission re-granted a five-year renewal of our NexoBrid marketing authorization. We anticipate that, for at least the next several years, our ability to generate revenues and become profitable will depend on the commercial success of NexoBrid in these markets.

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

We are not profitable and have incurred significant net losses, including net losses of $22.2 million and $1.0 million for the years ended December 31, 2017 and 2018, respectively. As of December 31, 2018, we had an accumulated deficit of $130.7 million. We expect to incur substantial net losses for the foreseeable future. These losses and negative cash flows have had, and will continue to have, an adverse effect on our shareholders equity and working capital.

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

We anticipate that our expenses and future capital requirements may increase if and as we:

•
accelerate our clinical development activities, particularly with respect to our clinical development of EscharEx for the debridement of chronic and other hard-to-heal wounds and our clinical trials for our product candidate for the treatment of connective tissue disorders or other indications;

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

We may seek additional funding in the future, which may consist of equity offerings, collaborations, licensing arrangements or any other means to develop our pipeline product candidates, increase our commercial manufacturing capabilities, operate our sales and marketing capabilities or other general corporate purposes. For example, on March 7, 2016, the SEC declared our shelf registration statement on Form F-3 effective. Under this shelf registration statement, we could offer from time to time up to $125 million in the aggregate of our ordinary shares, warrants and/or debt securities in one or more series or issuances. In September 2017, we used the shelf registration statement to complete an underwritten public offering of 5,037,664 of our ordinary shares, for net proceeds of $22.7 million, after deducting the underwriting discount and offering expenses payable by us.

Our September 2017 offering diluted then-existing shareholders and to the extent that we raise additional capital through, for example, the sale of equity or convertible debt securities, our existing shareholders’ ownership interest will be further diluted, and the terms may include liquidation or other preferences that adversely affect our shareholders’ rights. The incurrence of indebtedness or the issuance of certain equity securities could result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt or to issue additional equity, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, the issuance of additional equity securities by us, or the possibility of such issuance, may cause the market price of our ordinary shares to decline. Securing additional financing may also divert our management from our day-to-day activities, which may adversely affect our ability to develop and commercialize NexoBrid, EscharEx and our pipeline product candidates.

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

If we are unable to raise additional capital when required or on acceptable terms, we may be required to:

•	delay, scale back or discontinue the development, manufacturing scale-up or commercialization of NexoBrid, EscharEx or our pipeline product candidates;

•	seek corporate partners for NexoBrid, EscharEx or one or more of our pipeline product candidates on terms that are less favorable than might otherwise be available; or

•	relinquish or license on unfavorable terms, our rights to NexoBrid, EscharEx or our pipeline product candidates that we otherwise would seek to develop or commercialize ourselves.

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

We may have liabilities under our former agreements with PolyHeal Ltd.

In 2010 we entered into a series of agreements with Teva Pharmaceutical Industries Ltd. (“Teva”), and PolyHeal Ltd. (“PolyHeal”), to collaborate in the development, manufacturing and commercialization of PolyHeal’s wound product (the “PolyHeal Product”). Under the 2010 series of agreements between PolyHeal and the company (collectively, the “2010 PolyHeal Agreements”), PolyHeal granted us an exclusive global license to develop, manufacture and commercialize the PolyHeal Product, and we granted an exclusive sub-license to Teva to commercialize the PolyHeal Product worldwide. In addition, in accordance with the 2010 PolyHeal Agreements, Teva made investments in our ordinary shares and agreed to fund our research and development expenses and certain manufacturing costs and perform all marketing activities for the PolyHeal Product, under the 2010 PolyHeal Agreement. On November 15, 2012, we informed Teva of the first administration of the next generation of the PolyHeal Product in humans, which constituted a milestone under the 2010 PolyHeal Agreements. Upon achievement of this milestone, Teva was required to invest an additional $6.75 million in exchange for our ordinary shares, and following and pending such investment, we were required to purchase, for an identical amount, ordinary shares of PolyHeal from its existing shareholders. In addition, we believe that Teva was obligated to us for certain payments pursuant to a 2007 collaboration agreement between Teva ("2007 Teva Agreement")and the Company and the 2010 PolyHeal Agreement.  On March 24, 2019 we entered into a settlement agreement and mutual general release (the “Teva Settlement Agreement”) with Teva, which settles any and all debts, obligations or liabilities that each party or any of its controlled affiliates had or has to the other party or any of its controlled affiliates under, in connection with or arising out of 2007 Teva agreement and 201 PolyHeal Agreement, which have terminated effective as of December 31, 2012 and September 2, 2013, as applicable, and which related to the Company's Product, NexoBrid, and to PolyHeal.

On September 15, 2014, a statement of claim was filed against the company by certain shareholders of PolyHeal. The plaintiffs allege that the company is obligated to pay them a total amount of approximately $1.3 million plus applicable interest (totaled $1.5 million as of the date of the ruling) in exchange for their respective portion of PolyHeal’s shares, following the milestone occurrence. On November 13, 2017, the Tel Aviv District Court issued a ruling in favor of the plaintiffs (the “2017 Ruling”). The Court ruled that we are obligated to purchase PolyHeal’s shares for approximately $6.75 million plus applicable interest (totaled $7.5 million as of the date of the ruling), which represents the purchase price for the total number of shares that we were obligated to purchase from PolyHeal subject to the receipt of equivalent funds from Teva. On December 27, 2017, we filed an appeal to the Supreme Court over the said ruling (the “Appeal”), alleging, among other things, that the agreement according to which the ruling was granted was misinterpreted by the District Court. We further alleged that both the wording of the agreement and the conduct of the parties thereunder prove that our’ obligation to purchase PolyHeal’s shares was subject to the prior receipt of funds, which were never received, from Teva. On January 30, 2018, certain PolyHeal shareholders filed a cross appeal, alleging that they are entitled to receive from us a full repayment of their counsel’s fees in a sum equal to 12.5% of the consideration to be paid for their shares (the “Cross Appeal”). In accordance with the 2017 Ruling, on February 7, 2018, we purchased PolyHeal’s Shares in consideration for a total sum of approximately $1.5 million.

On March 24, 2019, we entered into a settlement agreement and mutual general release (the "PolyHeal Settlement Agreement") with the plaintiffs, which contingent upon the Supreme Court’s approval of the PolyHeal  Settlement Agreement, settles any and all debts, obligations or liabilities that we and the plaintiffs had, has or may have to the other party under, in connection with or arising out of the transactions described above. Pursuant to the terms of this PolyHeal Settlement Agreement, the plaintiffs will repay to the company a non-material portion of the amount that was ruled in their favor under the 2017 Ruling, and the Israeli Supreme Court will approve and accept the appeal that was filed by us on December, 2017, cancel the 2017 Ruling that was issued by the District Court against us, and reject the Cross-Appeal. However, if the Israeli Supreme Court does not approve of the PolyHeal Settlement Agreement or refuses to take the actions requested from the court in the PolyHeal Settlement Agreement, these matters may result in the continuation of the existing litigation which would increase our expenses and may disrupt our management’s focus on our business.

In addition, we could be required to purchase an equivalent of $6 million of additional ordinary shares of PolyHeal from other shareholders, which could have a material adverse effect on our liquidity and financial condition. Accordingly, a full provision for the purchase price of the shares, plus the accrued interest, totaling $6 million, was recorded within the loss from discontinued operations in respect of the consideration for PolyHeal’s shares.

NexoBrid, EscharEx, our current pipeline product candidates or future product candidates may cause unanticipated and undesirable side effects or have other properties, which are currently unknown to us.

NexoBrid, EscharEx and all of our current pipeline product candidates rely on our patented proteolytic enzyme technology, although their specific formulations or mode of applications may vary. Like most pharmaceutical products, our approval labels in Europe, Israel, Argentina, South Korea and Russia for NexoBrid lists certain side effects. If we or others identify previously unknown problems with NexoBrid, EscharEx or their underlying proteolytic enzymes, including adverse events of unanticipated severity or frequency, problems with our manufacturers or manufacturing processes, or failure to comply with regulatory requirements, the following consequences, among others, may occur:

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

We may rely on the Animal Rule in conducting trials, which could be time consuming and expensive.

To obtain FDA approval for our product candidates, we may obtain clinical data from trials in healthy human subjects that demonstrate adequate safety, and efficacy data from adequate and well-controlled animal studies under regulations issued by the FDA in 2002, often referred to as the “Animal Rule.”  Among other requirements, the animal studies must establish that the drug or biological product is reasonably likely to produce clinical benefits in humans. If we use this approach we may not be able to sufficiently demonstrate this correlation to the satisfaction of the FDA, as these corollaries are difficult to establish and are often unclear.  Because the FDA must agree that data derived from animal studies may be extrapolated to establish safety and effectiveness in humans, seeking approval under the Animal Rule may add significant time, complexity and uncertainty to the testing and approval process. The FDA may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies, refuse to approve our product candidates, or place restrictions on our ability to commercialize the products.  In addition, products approved under the Animal Rule are subject to additional requirements including post-marketing study requirements, restrictions imposed on marketing or distribution or requirements to provide information to patients. Further, regulatory authorities in other countries may not have established an “Animal Rule” equivalent, and consequently there can be no assurance that we will be able to make a submission for marketing approval in foreign countries based on such animal data.

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

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products, treatments or procedures that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any product that we may develop. In addition, we face competition from the current standard of care for eschar removal in severe burns, which is surgery, where debridement can occur by tangential excision, dermabrasion or hydro jet, or non-surgical alternatives, such as topical medications applied to the eschar to facilitate the natural healing process. We face competition in the removal of eschar in severe burns from surgery and topical medications such as gels. In chronic and other hard-to-heal wounds, we expect to face competition from Smith & Nephew Plc’s Santyl, a collagenase-based product indicated for debriding chronic dermal ulcers and severely burned areas.

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

NexoBrid has been designated an orphan drug in the United States European Union and South Korea. One of the incentives provided by an orphan drug designation is market exclusivity for seven and ten years in the United States and the European Union, respectively. While the marketing exclusivity of an orphan drug prevents other sponsors from obtaining approval of a similar medicinal product for the same indication (unless the sponsor demonstrates clinical superiority or a market shortage occurs), it would not prevent other sponsors from obtaining approval of the same compound for other indications. In addition, the FDA or the EMA may revisit any orphan drug designation and retains the ability to withdraw the designation at any time. The U.S. Congress has considered, and may consider in the future, legislation that would restrict the duration or scope of the market exclusivity of an orphan drug and, thus, we cannot be sure that the benefits to us of the existing statute will remain in effect.

Regulatory approval for NexoBrid, EscharEx and our pipeline product candidates is and may be limited to specific indications and conditions for which clinical safety and efficacy have been demonstrated, and the prescription off-label uses could adversely affect our business.

The marketing approval for NexoBrid in the European Union, Israel, Argentina. South Korea and Russia is limited to the treatment of deep partial- and full-thickness burns in adults. In addition, any additional regulatory approval of NexoBrid for severe burns and any regulatory approval we may receive for any of our pipeline product candidates in the future, would be limited to those specific indications for which such pipeline product candidate had been deemed safe and effective by the EMA, the FDA or other regulatory authority and, like the EMA marketing approval for NexoBrid, would be subject to a renewal examination five years after the marketing approval was extended for an additional five years during 2017. Additionally, labeling restrictions limit the manner in which a product may be used. For example, NexoBrid’s label provides that it only be used in specialized burns centers or by burn specialists and that it is not to be applied to more than 15% of the patient’s total body surface area. If physicians prescribe the medication for unapproved, or “off-label,” uses or in a manner that is inconsistent with the manufacturer’s labeling, it could produce results such as reduced efficacy or other adverse effects, and the reputation of our products in the marketplace may suffer. In addition, should any of our future products have a significant price difference and if they are used interchangeably, off-label uses may cause a decline in our revenues or potential revenues.

Furthermore, while physicians may choose to prescribe treatments for uses that are not described in the product’s labeling and for uses that differ from those approved by regulatory authorities, we cannot promote the products for any indications other than those that are specifically approved by the EMA, the FDA or other regulatory authorities. Regulatory authorities restrict communications by companies on the subject of off-label use. If our promotional activities fail to comply with these regulations or guidelines, we may be subject to enforcement actions by, these authorities. In the United States, “off-label promotion” by pharmaceutical companies has resulted in significant litigation under the Federal False Claims Act, violations of which may result in substantial civil penalties and fines as well as exclusion from government health care programs. More generally, failure to follow the rules and guidelines of regulatory agencies relating to promotion and advertising, such as that promotional materials not be false or misleading, can result in refusal to approve a product, the suspension or withdrawal of an approved product from the market, product recalls, fines, disgorgement of money, operating restrictions, injunctions or criminal prosecution.

If we fail to manage our growth effectively, our business could be disrupted.

Our future financial performance and ability to successfully commercialize our products and to compete effectively will depend, in part, on our ability to manage any future growth effectively. We have made and expect to continue to make significant investments to enable our future growth through, among other things, new product development, clinical trials for new indications and expansion of our marketing and sales infrastructure. While we believe that our current manufacturing capacity is sufficient to meet the expected near-term commercial demand for NexoBrid, we are planning to scale-up the current capacity, which we estimate will be valid and qualified, subject to successful authorities’ cGMP audit, during 2022 and which we believe will cost approximately $8-12 million. We must also be prepared to expand our work force and train, motivate and manage additional employees as the need for additional personnel arises. Even following expansion, our facilities, personnel, systems, procedures and controls may not be adequate to support our future operations, or we may expand, but then fail to grow our sales of NexoBrid or our pipeline product candidates sufficiently to support such operational growth. Any failure to manage future growth effectively could have a material adverse effect on our business and results of operations.

Exchange rate fluctuations between the U.S. dollar and the Israeli shekel, the Euro and other non-U.S. currencies may negatively affect our earnings.

The dollar is our functional and reporting currency. However, a significant portion of our operating expenses are incurred in Israeli shekels and Euros. As a result, we are exposed to the risks that the shekel may appreciate relative to the dollar, or, if the shekel instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the shekel, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the shekel against the dollar. For example, the dollar depreciated relative to the shekel by 9.8% and 1.5% in 2017 and 2016, respectively, while the dollar appreciated relative to the shekel by 8.1% in 2018. If the dollar or Euro cost of our operations in Israel increases, our dollar- and Euro-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

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

For example, even common business arrangements, such as discounted terms and volume incentives for customers in a position to recommend or choose drugs and devices for patients, such as physicians and hospitals, can result in substantial legal penalties, including, among other things, exclusion from Medicare and Medicaid programs if not carefully structured to comply with applicable requirements. Also, certain business practices, such as payment of consulting fees to healthcare providers, sponsorship of educational or research grants, charitable donations, interactions with healthcare providers and financial support for continuing medical education programs, must be conducted within narrowly prescribed and controlled limits to avoid any possibility of unlawfully inducing healthcare providers to prescribe or purchase particular products or rewarding past prescribing. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the Anti-Kickback Statute has been violated. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Moreover, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. Violations of the federal Anti-Kickback Statute may result in civil monetary penalties up to $100,000 for each violation, plus up to three times the remuneration involved. Civil penalties for such conduct can further be assessed under the federal False Claims Act. Violations can also result in criminal penalties, including criminal fines and imprisonment of up to 10 years. Similarly, violations can result in exclusion from participation in government healthcare programs, including Medicare and Medicaid.

Significant enforcement activity has also taken place under federal and state false claims act statutes. Violations of the federal False Claims Act can result in treble damages, and a penalty of up to $22,363 for each false claim submitted for payment. Several pharmaceutical, device and other healthcare companies have been prosecuted under these laws for, among other things, allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of products for unapproved, and thus non-covered, uses. The government may further prosecute conduct constituting a false claim under the criminal False Claims Act. The criminal False Claims Act prohibits the making or presenting of a claim to the government knowing such claim to be false, fictitious, or fraudulent and, unlike the civil False Claims Act, requires proof of intent to submit a false claim.

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

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Like the Anti-Kickback Statute, the Affordable Care Act amended the intent standard for certain healthcare fraud statutes under HIPAA such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health (“HITECH”) Act and its implementing regulations, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information.

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

In addition, we are subject to analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in certain circumstances. Many of these laws differ from each other in significant ways and often are not preempted by HIPAA thus complicating compliance efforts.

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

The development of biopharmaceutical products involves an inherent risk of product liability claims and associated adverse publicity. Our products may be found to be harmful or to contain harmful substances. This exposes us to substantial risk of litigation and liability or may force us to discontinue production of certain products. Although we have product liability insurance covering up to $10.0 million for claims in the European Union Israel Argentina, South Korea and Russia the coverage may not insure us against all claims that may be asserted against us. Product liability insurance is costly and often limited in scope. There can be no assurance that we will be able to obtain or maintain insurance on reasonable terms or to otherwise protect ourselves against potential product liability claims that could impede or prevent commercialization of NexoBrid, EscharEx or our pipeline product candidates. Furthermore, a product liability claim could damage our reputation, whether or not such claims are covered by insurance or are with or without merit. A product liability claim against us or the withdrawal of a product from the market could have a material adverse effect on our business or financial condition. Furthermore, product liability lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management’s time and attention, which could seriously harm our business.

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

As of December 31, 2018, we had been granted a total of 96 patents and have 37 pending patent applications. The family of patents that covers NexoBrid specifically includes 35 granted patents worldwide and 1 pending national phase application. EscharEx is covered in 30 national phase applications. However, there can be no assurance that patent applications relating to our products, processes or technologies will result in patents being issued, that any patents that have been issued will be adequate to protect our intellectual property or that we will enjoy patent protection for any significant period of time. Additionally, any issued patents may be challenged by third parties, and patents that we hold may be found by a judicial authority to be invalid or unenforceable. Other parties may independently develop similar or competing technology or design around any patents that may be issued to or held by us. Our current patents will expire or they may otherwise cease to provide meaningful competitive advantage, and we may be unable to adequately develop new technologies and obtain future patent protection to preserve our competitive advantage or avoid adverse effects on our business.

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

In addition, the patent landscape in the biotechnology field is highly uncertain and involves complex legal, factual and scientific questions, and changes in either patent laws or in the interpretation of patent laws in the United States and other countries may diminish the value and strength of our intellectual property or narrow the scope of our patent protection. In addition, we may fail to apply for or be unable to obtain patents necessary to protect our technology or products or enforce our patents due to lack of information about the exact use of our process by third parties. Even if patents are issued to us, they may be challenged, narrowed, invalidated, held to be unenforceable or circumvented, which could limit our ability to prevent competitors from using similar technology or marketing similar products, or limit the length of time our technologies and products have patent protection. In addition, we are a party to license agreement with Mark Klein, that imposes various obligations upon us as a licensee, including the obligation to make milestone and royalty payments contingent on the sales of NexoBrid. If we fail to comply with these obligations, the licensor may terminate the license, in which event we might not be able to market any product that is covered by the licensed intellectual property, including NexoBrid.

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

Our currently issued NexoBrid Family patents are nominally due to expire at various dates between 2025 and 2029. However, because of the extensive time required for development, testing and regulatory review of a potential product, and although such delays may entitle us to patent term extensions, it is possible that, before NexoBrid can be commercialized in additional international jurisdictions and/or before any of our future products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantages of the patent. The international PCT patent applications relating to EscharEx were filed on January 30, 2017. National phase applications corresponding to these PCT applications were filed in several jurisdictions and if granted, the expiration date of these patents would be January 30, 2037, absent patent-term adjustment and/or extensions. Our pending and future patent applications may not lead to the issuance of patents or, if issued, the patents may not be issued in a form that will provide us with any competitive advantage. We also cannot guarantee that:

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

We are subject to foreign data privacy and security laws.

We are also subject to data privacy and security laws in the E.U. as well as the EEA, including Regulation (EU) 2016/679 (General Data Protection Regulation, or GDPR) in relation to our collection, control, processing, sharing, disclosure and other use of personal data (i.e. data relating to an identifiable living individual). The GDPR is directly applicable in each E.U. and EEA Member State, however, it provides that E.U. and EEA Member States may introduce further conditions, including limitations, which could limit our ability to collect, control, process, share, disclose and otherwise use personal data (including health and medical information), and/or could cause our compliance costs to increase, ultimately having an adverse impact on our business. The GDPR imposes a strict data protection compliance regime including with regard to engaging third party processors and cross-border transfers of personal data out of the E.U. and EEA. Fines for certain breaches of the GDPR are significant: up to the greater of EUR 20 million or 4% of total global annual turnover. In addition to the foregoing, a breach of the GDPR could result in regulatory investigations, reputational damage, orders to cease/ change our processing of our data, enforcement notices, assessment notices (for a compulsory audit), as well potential civil claims including class action type litigation where individuals suffer harm.

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

The United Kingdom’s impending departure from the European Union could adversely affect our business.

The United Kingdom held a referendum in June 2016 in which a majority of voters voted to exit the European Union, which is generally referred to as Brexit. Negotiations are continuing to determine the future terms of the United Kingdom’s relationship with the European Union, including, among other things, the terms of trade between the United Kingdom and the European Union as well as other world trading partners. The effects of Brexit will depend on any agreements the United Kingdom makes to retain access to European Union markets either during a transitional period or more permanently. In addition, Brexit could materially impact the regulatory regime with respect to the approval of our product candidates in the United Kingdom or the European Union and could require us to obtain separate approvals for our product candidates in the United Kingdom and the European Union. Any delay in obtaining, or an inability to obtain, any regulatory approvals, as a result of Brexit or otherwise, would prevent us from commercializing our product candidates in the United Kingdom and/or the European Union and restrict our ability to generate revenue and achieve and sustain profitability. If any of these outcomes occur, we may be forced to restrict or delay efforts to seek regulatory approval in the United Kingdom and/or European Union for our product candidates, which could significantly and materially harm our business. Brexit could adversely affect European and worldwide economic and market conditions and could contribute to instability in global financial and foreign exchange markets, including volatility in the value of the sterling and euro. Any of these effects of Brexit, and others we cannot anticipate, could adversely affect our business, results of operations, financial condition and cash flows.

Risks Related to an Investment in Our Ordinary Shares

The market price of our ordinary shares may be subject to fluctuation and you could lose all or part of your investment.

Our ordinary shares were first offered publicly in our IPO in March 2014 at a price of $14.00 per share, and our ordinary shares have subsequently traded as high as 18.16 per share and as low as $3.95 per share through March 24, 2019. The market price of our ordinary shares on the Nasdaq Global Market may fluctuate as a result of a number of factors, some of which are beyond our control, including, but not limited to:

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

If we or our existing shareholders, particularly certain of our directors or their affiliates or certain of our executive officers, sell a substantial number of our ordinary shares in the public market, the market price of our ordinary shares could decrease significantly. The perception in the public market that we or our shareholders might sell our ordinary shares could also depress the market price of our ordinary shares and could impair our future ability to obtain capital, especially through an offering of equity securities.

We have made significant offerings of our ordinary shares in the past and may do so again in the future.  For example, on March 7, 2016, the SEC declared effective our shelf registration statement on Form F-3, which registered the resale of 11,640,827 shares subject to registration rights. All shares sold pursuant to an offering covered by such registration statement (or a subsequent shelf registration that we file to replace it after it expired) will be freely transferable. See “ITEM 7.B. Related Party Transactions—Registration Rights Agreement.” In September 2017, we completed an underwritten public offering of 5,037,664 of our ordinary shares. Sales by us or our shareholders of a substantial number of ordinary shares in the public market could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

In addition to these registration rights, as of March 15, 2019, 2,409,082 ordinary shares were subject to outstanding option and RSU awards granted to employees and office holders under our share incentive plans, including 1,475,457 ordinary shares issuable under currently exercisable share options. On April 28, 2014, we filed a registration statement on Form S-8 registering the issuance of up to 3,032,742 ordinary shares issuable under our share incentive plans, which amount included 2,178,806 ordinary shares issuable upon the exercise of option awards previously granted under our 2003 Israeli Share Option Plan and 853,936 ordinary shares issuable under our 2014 Equity Incentive Plan. On January 1, 2015, 2018 and 2019, the shares available for issuance under our 2014 Equity Incentive Plan automatically increased by 431,006, 540,955 and 543,577 shares, respectively. As of March 15, 2019, 3,412,194 shares remained available for issuance under our share incentive plans, which amount includes 1,272,943 ordinary shares subject to outstanding awards. Shares included in such registration statement may be freely sold in the public market upon issuance, except for shares held by affiliates who have certain restrictions on their ability to sell.

The significant share ownership position of Clal Biotechnology Industries Ltd. may limit your ability to influence corporate matters.

As of March 15, 2018, Clal Biotechnology Industries Ltd. (“CBI”), beneficially owns or controls, directly and indirectly, 34.7% of our issued and outstanding ordinary shares. Accordingly, CBI is able to significantly influence the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors and the outcome of any proposed merger or consolidation of the company. CBI’s interests may not be consistent with those of our other shareholders. In addition, CBI’s significant interest in us may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of our ordinary shares.

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

We are required to comply with the internal control, evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). Pursuant to Section 404(a) of the Sarbanes-Oxley Act, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting. Additionally, pursuant to Section 404(b) of the Sarbanes-Oxley Act, unless we lose our status as an “emerging growth company” under the JOBS Act prior to the end of the fiscal year in which the fifth anniversary of our IPO occurred, we will not be required to obtain an auditor attestation under Section 404 of the Sarbanes-Oxley Act.

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Based on our current estimates of our gross income and gross assets and the nature of our business, we do not believe we were classified as a PFIC for the taxable year ended December 31, 2018. There can be no assurance that we will not be considered a PFIC for the current or any future taxable year. PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gain, the loss of the preferential rate that may be applicable to dividends received on our ordinary shares by individuals who are U.S. Holders (as defined in “ITEM 10.E. Taxation—United States Federal Income Taxation”), and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. However, we do not intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we are classified as a PFIC. See “ITEM 10.E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”

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

As of December 31, 2018, we had 61 employees based in Israel, certain of which may be called upon to perform up to 54 days of military service in each three-year period (and in the case of non-officer commanders or officers, up to 70 or 84 days, respectively, in each three-year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their specific military profession, up to 45 or even 49 years of age). In certain emergency circumstances, these employees may be called to immediate and unlimited active duty. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and results of operations.

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

Our research and development efforts were and are financed in part through grants from the Israeli Innovation Authority (“IIA”), formerly operating as the Israeli Office of the Chief Scientist (the “OCS”). The total gross amount of grants actually received by us from the IIA, including accrued LIBOR interest and net of royalties actually paid as of December 31, 2018, totaled approximately $13.7 million and the amortized cost (using the interest method) of the liability as of that date totaled approximately $7.7 million. As of December 31, 2018, we had accrued and paid royalties to the IIA $0.3. We expect to receive additional grants from the IIA and we applied for further grants for 2019. However, as the funds available for IIA grants out of the annual budget of the State of Israel have been reduced in the past and may be further reduced in the future, we cannot predict whether we will be entitled to any future grants, or the amounts of any such grants.

The grants are repayable by payment of royalties from the sale of products developed as part of the programs for which grants were received. Our obligation to pay these royalties is contingent on our actual sale of such products and services. In the absence of such sales, no payment of such royalties is required.

Even following full repayment of any IIA grants, we must nevertheless continue to comply with the requirements of the Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984 (formerly known as the Law for the Encouragement of Industrial Research and Development, 5744-1984), and related regulations (collectively, the “Innovation Law”). When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Innovation Law restrict the transfer outside of Israel of such know-how, and the manufacturing or manufacturing rights of such products, technologies or know-how, without the prior approval of the IIA. Therefore, if aspects of our technologies are deemed to have been developed with IIA funding, the discretionary approval of an IIA committee would be required for any transfer to third parties outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel.

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

Our History

MediWound Ltd. (“MediWound”) was founded in January 2000 with the goal of developing, manufacturing and commercializing novel products to address unmet needs in the fields of severe burns as well as chronic and other hard-to-heal wounds and connective tissue disorders. Our innovative biopharmaceutical product, NexoBrid, received marketing authorization from the EMA and the Israeli, Argentinian, South Korean and Russian Ministries of Health, for removal of dead or damaged tissue in adults with severe burns.

In March 2014, we listed our shares on the Nasdaq Global Market. We are a company limited by shares organized under the laws of the State of Israel. We are registered with the Israeli Registrar of Companies. Our registration number is 51-289494-0. Our principal executive offices are located at 42 Hayarkon Street, Yavne 8122745, Israel, and our telephone number is +972 (77)-971-4100. Our website address is www.MediWound.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. We have included our website address in this annual report solely for informational purposes. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711, and its telephone number is +1 (302) 738-6680. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at: http://www.sec.gov.

Principal Capital Expenditures

See “ITEM 5.B. Liquidity and Capital Resources.”

B.	Business Overview

We are a fully integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel therapeutics products to address unmet needs in the fields of severe burns, chronic and other hard-to-heal wounds, connective tissue disorders and other indications. Our first innovative biopharmaceutical product, NexoBrid, received marketing authorization from the EMA and the Israeli, Argentinean, South Korean and Russian Ministries of Health for removal of dead or damaged tissue, known as eschar, in adults with deep partial- and full-thickness thermal burns, also referred to as severe burns. NexoBrid, which is based on our patented proteolytic enzyme technology, represents a new paradigm in burn care management and our clinical trials have demonstrated, with statistical significance, its ability to non-surgically and rapidly remove the eschar earlier relative to existing standard of care upon patient admission, without harming viable tissues. We have established a commercial organization for the marketing, sales and distribution of NexoBrid, including European headquarters in Germany and sales and marketing teams throughout Europe. We sell NexoBrid in Europe and Israel through our commercial organization, and we have launched NexoBrid in Argentina and South Korea and expect to launch in Russia in the first half of 2019, through our local distributor. We have recently announced the positive top-line results from our U.S. Phase 3 pivotal (DEDECT) study to support BLA submission to the FDA, has met its primary and all secondary endpoints and we are conducting a pediatric Phase 3 (CIDS) study to broaden the approved indication of NexoBrid, which we have recently expended to United States burn centers. Both the DETECT and the CIDS studies as well as the intended BLA submission to the FDA are funded by BARDA. We manufacture NexoBrid in our state-of-the-art, EMA-certified, cGMP-compliant, sterile pharmaceutical products manufacturing facility at our headquarters in Yavne, Israel.

NexoBrid is an easy to use, topically-applied product that removes eschar in four hours without harming the surrounding healthy tissues. The removal of eschar is a procedure also known as debridement. Debridement is a critical first step in the successful healing of severe burns and chronic and other hard-to-heal wounds. Under existing SOC, burn eschar may be removed either by employing certain existing topical agents that have been found to be minimally effective or that take a significantly longer period of time to work, or by resorting to non-selective surgery, which is traumatic and may result in loss of blood and viable tissue. NexoBrid’s rapid and selective debridement alleviates the known risks associated with eschar, such as infection, eventual sepsis, wound deterioration and consequential scarring, and it allows physicians to reach an informed decision on further treatment at an earlier stage by direct visual assessment of the actual burn depth. Furthermore, NexoBrid minimizes the burden associated with invasive surgical procedures, reduces the need for skin grafting and sacrifice of healthy tissue from donor sites on a patient’s body and generally results in a more favorable overall long-term patient outcome. NexoBrid has been investigated in hundreds of patients across more than 15 countries and four continents in seven completed Phase 2 and Phase 3 clinical studies. There have been hundreds of presentations and several award winning abstracts of NexoBrid in international and national scientific conferences, and NexoBrid has been presented in about 50 peer-reviewed papers, resulting in support of burn specialists and key opinion leaders. Awareness of NexoBrid continues to grow through our marketing efforts and continued multinational clinical development.

Our second innovative product candidate, EscharEx, is a topical biological drug being developed for debridement of chronic and other hard-to-heal wounds and is complementary to the large number of existing wound healing products, which require a clean wound bed in order to heal the wound. EscharEx contains the same proteolytic enzyme technology as NexoBrid, and benefits from the wealth of existing development data on NexoBrid. We have reported final results from our second Phase 2 study evaluating EscharEx for the debridement of chronic and other hard-to-heal wounds. In two Phase 2 studies that we conducted, this technology demonstrated safety and efficacy in the debridement of chronic and other hard-to-heal wounds, in a few applications.

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

In addition to marketing NexoBrid in Europe, we have signed local distribution agreements for distribution in Argentina, Russia, South Korea, Mexico, Colombia, Peru, Chile, Ecuador, Panama, India, Bangladesh, Sri Lanka, Japan, and Taiwan. We plan to target other international markets, such as Latin America, certain Asia-Pacific countries and members of the Commonwealth of Independent States (“CIS”), by leveraging our approved registration file for additional regional marketing authorizations.

In addition to the market opportunities for NexoBrid discussed above, we believe that NexoBrid has the potential to play a critical role in the event of a mass casualty incident (“MCI”), which is generally defined as any incident in which emergency medical services resources, such as personnel and equipment, are overwhelmed by the number and severity of casualties. A variety of public emergencies may give rise to an MCI, such as terrorist attacks, natural disasters, fires and explosions. One example of a MCI is a mass burn casualty disaster, which is defined by the American Burn Association as a catastrophic event in which the number of burn victims exceeds the capacity of the local burn center to provide optimal care. If a significant number of burn victims arrive at a burn center following an event, some victims may go untreated until the bottleneck is resolved. The use of non-surgical means that are capable of providing fast debridement without harming healthy tissues, particularly during public health emergencies, could potentially reduce the time, labor and resource burdens associated with the current standard-of-care, thereby enabling the treatment of more patients. In the event of a mass burn casualty disaster, healthcare professionals can use NexoBrid to begin treatment at the patient’s bedside without the need for a surgical team and facilities. NexoBrid has demonstrated in clinical studies, with statistical significance, its ability to non-surgically and rapidly remove eschar in a single four-hour application. Once the acute treatment has been completed, the wound can be covered with available means and further managed once the MCI is under control and the bottlenecks resolved. NexoBrid has been recognized by BARDA as a potential solution for treatment of burns in the event of a MCI. In September 2015, we were awarded a contract by BARDA valued at up to $112 million for the advancement of the development and manufacturing, as well as the procurement, of NexoBrid as a medical countermeasure as part of BARDA’s preparedness for mass casualty events. In July 2017, BARDA expanded its committed funds to support our research and development activities by an additional $32 million, bringing potential total non-dilutive funding to a maximum of $132 million.

In addition, in September 2018 we awarded a new contract to develop NexoBrid for the treatment of Sulfur Mustard injuries as part of BARDA preparedness for mass casualty events. The contract provides approximately $12 million of funding to support research and development activities up to pivotal studies in animals under the U.S. FDA Animal Rule and contains options for additional funding of up to $31 million for additional development activities, animal pivotal studies, and the BLA submission for licensure of NexoBrid for the treatment of Sulfur Mustard injuries. See “—BARDA Contract” below.

We believe that the indication of debridement of chronic wound and other hard-to-heal-wounds with EscharEx represents a significant opportunity, having what is believed to be a total addressable patient base of more than 14 million patients in the United States and Europe alone, suffering from disorders such as diabetic foot ulcers (“DFUs”), venous leg ulcers (“VLUs”), pressure ulcers and surgical/traumatic hard-to-heal wounds. Currently, surgery is an effective method to debride a wound, however, sharp debridement requires surgically skilled physicians performing surgery with patients under, anesthesia, which in elderly patients with various co-morbidities is accompanied with a higher risk of local and systemic complications. Surgery may also involve hemorrhage which could be more difficult to control due to a high incidence of use of anticoagulants in this population. Surgery on wounds may very easily become infected with the infection propagating to surrounding soft and boney tissues ending in life threatening major complication or amputation. Very often even minor, limited sharp debridement exposes other sensitive tissue, such as tendons, deep vessels/nerves and bones that may become infected or may be severely damaged, necessitating additional, more extensive debridement or even amputation. Due to these limitations, chronic wounds are treated by conservative methods such as current enzymes, hydrogels and other topical dressings, which require numerous application sessions and a long time to achieve a clean wound bed, if they achieve this at all. Thus, there is an unmet need for a non-surgical product that will be effective like surgery, but without its limitations, and will significantly enhance the rate of, and time to achieve, complete debridement. As documented in the Phase 2 study described above, EscharEx significantly improves the rate of complete debridement after few once-daily applications, thus facilitating wound debridement without the need for surgery.

We are also using our patented proteolytic enzyme technology, which underlies NexoBrid, and our wealth of data and experience gained during the NexoBrid development, to support the development of additional indications such as treatment of connective tissue disorders. In ex-vivo model studies, which are laboratory studies conducted on tissues or cells extracted from a living organism, which in our case were conducted on diseased contracted cords that had been surgically removed from patients with a Dupuytren contracture, our technology confirmed with statistical significance that it could dissolve the pathological cords. We are developing an injectable formulation and conducted toxicology studies to enable initiation of clinical studies. We continue to explore additional indications as well.

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

Chronic and Other Hard-to-Heal Wounds

The chronic and other hard-to-heal wound market consists of a broader addressable population of more than 14 million patients in Europe and the United States alone suffering from chronic wounds such as DFUs, VLUs and pressure ulcers and additional patients suffering from surgical/traumatic hard-to-heal wounds. Chronic and other hard-to-heal wounds represent a $25 billion burden to the U.S. healthcare system. Chronic and hard-to-heal wounds are caused by impairment in the biochemical and cellular healing processes due to local or systemic conditions and generally can take several weeks to heal, if not longer. Such wounds can lead to significant morbidity, including pain, infection, impaired mobility, hospitalization, reduced productivity, amputation and mortality. In each of the various wound types, the presence of the eschar is a frequent cause for “chronification” of wounds and the removal of eschar is the key step to commence healing. Eschar needs to be removed to prevent further deterioration of the wound that may result in additional adverse patient outcomes. If not effectively treated, these wounds can lead to potentially severe complications including further infection, osteomyelitis, fasciitis, amputation and mortality. Most advanced wound care therapies, including negative pressure wound therapy, such as V.A.C. Therapy, and skin substitutes such as Apligraf and Dermagraft and human amniotic tissue products, are complementary to our lead product candidate, EscharEx, as these products require a clean wound bed to effectively heal a wound. Four common chronic and other hard-to-heal wounds are:

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

BARDA Contract

In September 2015, BARDA awarded us a contract valued at up to $112 million. In July 2017, BARDA expanded its commitment by an additional $32 million, bringing potential total non-dilutive funding to a maximum of $132 million. The contract is for the advancement of the development and manufacturing, as well as the procurement, of NexoBrid as a medical countermeasure as part of BARDA preparedness for mass casualty events.

The contract includes $56 million of funding to support development activities to complete the FDA approval process for NexoBrid for use in thermal burn injuries, as well as $16.5 million for procurement of NexoBrid, which is contingent upon FDA Emergency Use Authorization (“EUA”) or FDA marketing authorization for NexoBrid. In addition, the contract includes options for further funding of up to $10 million for expanding NexoBrid’s indications and up to $50 million for additional procurement of NexoBrid. The agreement may be terminated by BARDA at any time at BARDA’s discretion.

In September, 2018, BARDA awarded us an additional new contract to develop NexoBrid for the treatment of Sulfur Mustard injuries as part of BARDA preparedness for mass casualty events. The contract provides approximately $12 million of funding to support research and development activities up to pivotal studies in animals under the U.S. FDA Animal Rule and contains options for additional funding of up to $31 million for additional development activities, animal pivotal studies, and the BLA submission for licensure of NexoBrid for the treatment of Sulfur Mustard injuries.

As of December 31, 2018 the Company has recorded $28.2 million in funding from BARDA under both contracts.

NexoBrid and Our Clinical History

NexoBrid, our innovative biopharmaceutical product, received marketing authorization from the EMA and the Israeli, Argentinean, South Korean and Russian Ministries of Health for the removal of eschar in adults with deep partial- and full-thickness thermal burns. The active ingredient in NexoBrid is a mixture of proteolytic enzymes enriched in bromelain prepared from an extract of pineapple plant stems. Proteolysis is a breakdown of proteins into smaller building blocks, polypeptides or amino acids. Our research and development team further developed and optimized this patented proteolytic enzyme technology, which is the basis for NexoBrid and all of our current pipeline product candidates. One vial of NexoBrid containing 2 grams of concentrate of proteolytic enzymes enriched in bromelain is sufficient for treating a burn wound area of 100cm2.

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
NexoBrid
SOC
100
80
60
40
20
0
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

Wounds Scar assessment (MVSS)
P=0.88
3.12
3.38
8
7
6
5
4
3
2
1
0
% Incidence of donor site scars
P=0.01
40.0%
68.0%
80%
70%
60%
50%
40%
30%
20%
10%
0%
% area of Donor sites (TBSA)
P=0.108
5.8%
8.3%
14%
12%
10%
8%
6%
4%
2%
0%

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

Ongoing and future clinical trials

U.S. Phase 3 Study – DETECT study

The DEDECT study is a prospective, multicenter, multinational, randomized, controlled, assessor blinded Phase 3 study, performed in subjects with thermal burns, to evaluate the efficacy and safety of NexoBrid compared to Gel Vehicle and compared to SOC in 175 patients hospitalized patients with severe burns of up to 30% TBSA randomized in a 3:1:3 ratio, with 12-month and 24-month follow-ups. The study involves 44 burn centers. The study objectives are to evaluate the efficacy and safety of NexoBrid by removing burn eschar earlier and reducing surgical burden and related blood loss in hospitalized patients with severe burns. Complete eschar removal was the primary endpoint of the study and was tested against the Gel Vehicle control arm. The primary analysis was based on whether complete eschar removal was achieved in all target wounds of a patient. The analysis compared all randomized patients to the NexoBrid arm to all randomized patients to the Gel Vehicle control arm. Secondary endpoints included reduction in the need for surgical eschar removal (surgical burden), earlier eschar removal, and blood loss, which were tested against the SOC control arm. All secondary endpoints were analyzed and compared all patients randomized to the NexoBrid arm to all patients randomized to the SOC control arm. On January 2019 we announced positive top-line results. The study met its primary endpoint with statistical significance. Patients treated with NexoBrid demonstrated a significantly higher incidence of complete eschar removal compared with patients treated with the Gel Vehicle (NexoBrid: 93.3% (70/75) vs. Gel Vehicle: 4.0% (1/25), p<0.00011).

1 Fisher's exact test

 The study included secondary endpoints that were all met with statistical significance and provided further insight on several efficacy parameters: (i) Patients treated with NexoBrid demonstrated a significantly lower incidence of surgical eschar removal compared with patients treated with SOC (NexoBrid: 4.0% (3/75) vs. SOC: 72.0% (54/75), p<0.00012); Patients treated with NexoBrid demonstrated a significantly shorter time to achieve complete eschar removal compared with patients treated with SOC (median time - NexoBrid: 1.0 days vs. SOC: 3.8 days, p<0.00013); and Patients treated with NexoBrid incurred significantly lower blood loss during the eschar removal procedure compared with patients treated with SOC (mean volume – NexoBrid: 14.2 ml vs. SOC: 814.5 ml, p<0.00014). In addition, Patients treated with NexoBrid had a non-inferior time to complete wound closure compared with patients treated with SOC (p=0.00035). The study Data Safety Monitoring Board ("DSMB") concluded after all patients have been treated, that the overall safety profile of NexoBrid in the study is good, and consistent with the safety data known from previous studies.

The planned twelve-month and twenty four-month safety follow-ups for cosmesis, function, quality of life and safety measurements are ongoing, and the Company expects to submit to the FDA the analysis of the twelve-month safety follow up in the first half of 2020 and of the twenty four months safety follow-up in the first half of 2021.

We plan to submit the Biological License Application (BLA) in the second half of 2019 based on the above available acute primary, secondary, and safety data with the twelve-month safety follow-up data submitted during the BLA review, subject to FDA concurrence at a pre BLA meeting planned for first half of 2019.

The study also serves to address our post approval commitment to EMA. This study is funded by BARDA. See “—BARDA Contract” above.

1 Logistic regression model - Wald test
2 Generalized Wilcoxon-Gehan test
3 Wilcoxon test pooled using Rubin's rules
4 Accelerated failure time model
5 Accelerated failure time model

Pediatric investigational plan – CIDS study

The CIDS study is a Phase 3, multicenter, multinational, randomized, controlled, open-label study in children with thermal burns. The study objectives are to evaluate the efficacy and safety of treatment with NexoBrid compared with SOC in hospitalized children with severe thermal burns of 1% to 30% total body surface area (TBSA). We recently expended this study also to United States burn centers, following approval of the study protocol by the FDA.  The study is underway in accordance with a study design endorsed by the FDA and the EMA as part of the agreed Pediatric Investigational Plan (“PIP”) to support extension of the indication to pediatric patients. The study includes three pre-defined stages: Stage 1 includes patients from age four to 18; Stage 2 includes patients from age one to 18; and Stage 3 includes patients from birth to age 18. The study is currently in Stage 2. Recently, after reviewing the data of 50 pediatric patients, the study Data Safety Monitoring Board (DSMB) recommended to lower the study exclusion criteria age even further, to include pediatric patients also from new born to one years old. Based on this recommendation, we intend to approach the study sites’ Institutional Review Boards and ask to allow to include into the CIDS study pediatric patients of all ages, from new born to eighteen years of age, offering NexoBrid to this important and sensitive group of patients. The primary endpoints evaluate early eschar removal, surgical burden and cosmesis and function with a 24-month follow-up.  Interim results with predefined stopping rules after a 12-month follow-up of all patients are expected to be available in the second half of 2022, with final results available in the second half of 2023. This study is funded by BARDA. See “—BARDA Contract” above.

European observational retrospective data collection study

As part of our post marketing commitment in Europe and as is customary for recently approved drugs, we agreed with European regulatory authorities to conduct an observational retrospective data collection study to assess risk minimization measures in burn patients who were treated with NexoBrid. The data was collected by investigators who will fill in report based on medical records of patients who received NexoBrid treatment at burn centers in the first two years from product launch and signed on inform consent form. Data was collected retrospectively from 160 burned patients which were treated with NexoBrid during 2 years period from launch date in 6 E.U. countries (Germany, Belgium, Sweden, Poland, Spain and Slovak Republic). The main objective of this study is assessing the effectiveness of the risk minimization activities and their effect on the incidence rate of pain and pyrexia compared to the incidence rate reported during Trial 5 (Phase 3—EMA). We recently completed the survey data collection and overall, the study met its co-primary endpoints showing non-inferiority in incidence rates of reported events of pain and pyrexia in the NexoBrid treated patients as compared with the events reported in clinical development of NexoBrid. Final results shall be reported to EMA on the second half of 2019. This study is funded by BARDA. See “—BARDA Contract” above.

EscharEx and Our Clinical History

EscharEx is a topical agent being developed for debridement of chronic and other hard-to-heal wounds, in order to fulfill an unmet need for an effective and non-surgical debridement mean. EscharEx is based on the same patented proteolytic enzyme technology as NexoBrid but differs in other aspects, such as in formulation and presentation.

We completed a first Phase 2 feasibility study in Israel for chronic and other hard-to-heal wound technology. In January 2017 we announced the final results of a second Phase 2 prospective study in Israel and Europe. In November 2017, we announced the final results of a second cohort of the second Phase 2 study. Based on the completed studies, we believe that our technology may be effective for debridement of chronic and other hard-to-heal wounds.

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

Second Phase 2 study—Israel/E.U. – First Cohort

This second Phase 2 prospective study was conducted in Israel and Europe to evaluate the efficacy and safety of EscharEx in comparison to the Gel Vehicle1 at a ratio of 2:1 for the treatment of a variety of chronic and other hard-to-heal wounds, in three etiologies, DFUs, VLUs and post-surgical or traumatic hard-to-heal wounds. This was a prospective, controlled, assessor-blinded, randomized, multi-center Phase 2 study in Israel and Europe.

The primary endpoint assessed incidence of complete non-viable tissue removal (debridement) at the end of the debridement period (up to 10 treatment days) and the secondary endpoints assessed various efficacy and safety endpoints, including wound bed preparation and wound healing.

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

Post hoc analysis shows that of patients that achieved complete debridement in the EscharEx group, 93% (25/27) completed the debridement within 7 days (4-5 applications on average).

The overall patient demographics were comparable across both arms. No deleterious effect on wound healing was observed and no material differences were found in reported adverse events. The overall safety was comparable between the arms.

Second Phase 2 study—Israel/E.U. – Second Cohort

After successfully completing the first cohort of the study which included 73 patients recruited in 15 clinical sites, we initiated a second cohort of patients to demonstrate safety over extended periods of application to further support the product’s convenient application. In this second cohort, we recruited patients from two etiologies, either DFUs or VLUs, over extended periods of application (24-72 hours) in up to eight applications, randomizing the patients to two study arms EscharEx or gel vehicle at a ratio of 2:1. The second cohort of the study included 38 patients. The primary objective was to assess safety.

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

Following discussions with the FDA regarding the clinical program for EscharEx to treat chronic and hard-to-heal wounds, we were able to obtain FDA concurrence that complete debridement will be the primary endpoint of the studies and wound closure will be measured as a safety outcome to document that EscharEx has no deleterious effect on wound closure. This design was used in our recently reported successful second Phase 2 study as well as in our on-going NexoBrid U.S. Phase 3 study in burns.  We recently met with the Agency to discuss EscharEx development, received concurrence on many aspects, and suggested additional secondary efficacy endpoints on which we were requested to provide additional information. We recently submitted the information, and subject to FDA concurrence, plan to initiate EscharEx clinical program in the first half of 2019.

In tandem, we have been working on a second generation of EscharEx, or EX-02. This advanced formulation is designed to have several advantages. Based on our current pre-clinical studies, EX-02 demonstrated even higher potency in lower doses, which should further contribute to EscharEx’s efficacy and tolerability. In addition, we believe EX-02 would be even easier to prepare and applied, which will further support compliance by the patient or caregiver and finally, EX-02 is more differentiated from NexoBrid, which further limits the chances for inter-competition between the two products.

The development of EscharEx for chronic and other hard-to-heal wound indications is in Phase 2 studies, and there is no certainty that EscharEx will achieve all the objectives of the trials as required or that FDA will allow at this stage to initiate further studies or that we will successfully complete the development to obtain a marketing authorization for EscharEx. See “ITEM 3.D. Risk Factors—Development and commercialization of NexoBrid in the United States and our pipeline product candidates worldwide requires successful completion of the regulatory approval process, and may suffer delays or fail.”

MWPC003 and Our Pre-Clinical History

We have performed preclinical model studies in Israel for the use of our patented proteolytic enzyme technology in treating connective tissue disorders. Our technology has shown promising results in preclinical model studies for the treatment of connective tissue pathologies. We are advancing the in-house production capacity of the injectable formulation and completed local toxicology studies to potentially allow us to initiate the clinical development of our pipeline product candidate, MWPC003, for connective tissue disorders.

We have 6 patents (in the United States and in other international markets) and 8 patent applications for MWPC003. These patents provide broad protection for the specific mixture of proteolytic enzymes in the treatment of a variety of connective tissue diseases. The patents are nominally set to expire on July 19, 2032.

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

Research and Development

Our research and development strategy is centered on developing our patented proteolytic enzyme technology, which underlies NexoBrid and EscharEx, into additional product candidates for high-value indications. For more information regarding our research and development expenses, see “ITEM 5.C. Research and Development, Patents and Licenses, etc.”

Clinical Trials

We conduct clinical tests and preclinical studies to support the efficacy and safety of our products and their ingredients and to extend and validate their benefits for human health. Preclinical studies allow us to substantiate the safety of our products and obtain preliminarily indications of their pharmacological profile. As of the date hereof, we had conducted more than 20 preclinical studies, according to the principles of Good Laboratory Practices (“GLP”), and twelve clinical studies, according to the principles of Good Clinical Practices (“GCP”), for NexoBrid, EscharEx and our pipeline product candidates. As a result, we have developed significant experience in planning, designing, executing, analyzing and publishing clinical studies.

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

Manufacturing, Supply and Production

We operate a manufacturing facility in Yavne, Israel, in a building that we sub-lease from Clal Life Sciences L.P., with 28 employees as of December 31, 2018. This facility allows us to manufacture sterile biopharmaceutical products, such as NexoBrid. The facility meets current cGMP requirements, as certified by each of the EMA and the Israeli Ministry of Health. Our facility was approved and, after passing a periodic ministry of health audit in May 2017, reapproved as cGMP-compliant for an additional three-year term as of the audit date, until 2020 during which the Israeli Ministry of Health is scheduled to conduct its periodic audit for assessment of cGMP compliance renewal. Additionally, as we seek regulatory approval in the United States and other international jurisdictions for NexoBrid, the FDA or other regional applicable authorities may inspect our plant to confirm it meets all regulatory requirements. Applicable changes in our production processes for NexoBrid must be approved by the EMA and similar authorities in other jurisdictions.

While we believe that our current manufacturing capacity at the facility is sufficient to meet the expected near-term commercial demand for NexoBrid, we are planning to scale-up the current capacity, which we estimate will be valid and qualified, subject to successful authorities cGMP audit, during 2022, and which we expect to cost approximately $8-12 million.

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

Marketing, Sales and Distribution

We sell NexoBrid in Europe and Israel through our own commercial organization and launched NexoBrid in Argentina, South Korea and in the coming months in Russia through our local distributors. We are marketing NexoBrid by targeting a focused segment of burn specialists treating patients with severe burns in burn centers throughout the European Union. We believe that additional burn units in large hospitals as well as smaller hospitals will follow the treatment trends once established by the burn centers. In Europe, the marketing, sales and distribution of NexoBrid is carried out by our wholly-owned German subsidiary, MediWound Germany GmbH, which consists of a marketing team of specialized and knowledgeable sales representatives in Europe. We obtained national reimbursement in Belgium and Italy and we continue to locally execute our market access strategy for most of Europe to obtain procurement by hospitals as part of their budget, or under local, regional or national reimbursement, depending on the specific process required in each country. See “—Government Legislation and Regulation—Pharmaceutical Coverage, Pricing and Reimbursement.” In addition to receiving marketing authorization for NexoBrid in the European Union, key opinion leaders in the burn care field worldwide are already aware of NexoBrid’s efficiency in removing eschar due to hundreds of scientific presentations and several award winning abstracts at international and national conferences and about 50 peer-reviewed papers.

As part of the awarded contract with BARDA, we believe that, contingent upon the FDA Emergency Use Authorization and/or FDA marketing authorization for NexoBrid, BARDA’s procurement of $16.5 million of NexoBrid as a medical countermeasure for preparedness for mass casualty events will be initiated in the second half of 2019, following the completion of the DETECT study acute phase.

In addition, upon FDA marketing authorization, we anticipate that NexoBrid will require a focused commercial team on the ground in the United States to cover the specialty hospital call point and maximize NexoBrid’s commercial value.

We plan to enter other international markets through collaboration with local distributors and leverage our approved registration file in Europe to obtain regional marketing authorizations. We have signed local distribution agreements for distribution in Argentina, Russia, South Korea, Mexico, Colombia, Peru, Chile, Ecuador, Panama, India, Bangladesh, Sri Lanka, Japan and Taiwan. Our distributors in Argentina, South Korea and Russia obtained marketing authorization and launched NexoBrid. Our additional distributors have filed or are in the process of filing for market authorization in their respective territories and are expected to launch NexoBrid after receipt of local regulatory approval, which may take a year or more to be granted and consequently may occur in certain markets during 2019.

Intellectual Property

Our intellectual property and proprietary technology are important to the development, manufacture and sale of NexoBrid, EscharEx and our future pipeline product candidates. We seek to protect our intellectual property, core technologies and other know-how through a combination of patents, trademarks, trade secrets, non-disclosure and confidentiality agreements, licenses, assignments of invention and other contractual arrangements with our employees, consultants, partners, suppliers, customers and others. Additionally, we rely on our research and development program, clinical trials, know-how and marketing and distribution programs to advance our products and product candidates. As of December 31, 2018, we had been granted a total of 96 patents and have 37 pending patent applications. The family of patents that covers NexoBrid specifically includes 35 granted patents worldwide and 1 pending national phase application. EscharEx is covered by 30 national phase applications.

The main patents for our proteolytic enzyme technology which underlies NexoBrid, EscharEx and our current pipeline product candidates have been issued in Europe, the United States and other international markets. Our patents which cover NexoBrid claim specific mixtures of proteolytic enzymes, methods of producing such mixtures and methods of treatment using such mixtures. Although the protection achieved is significant for NexoBrid, EscharEx and our pipeline product candidates, when looking at our patents’ ability to block competition, the protection offered by our patents may be, to some extent, more limited than the protection provided by patents which claim chemical structures which were previously unknown. Absent patent-term extensions, the NexoBrid family patents are nominally set to expire in 2025 in Europe and 2029 in the United States. Patents issued in other foreign jurisdictions will nominally expire in 2025. The national phase applications relating to EscharEx, if granted, will expire on January 30, 2037, absent any patent-term adjustment and/or extensions.

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

In addition, we face competition from the current SOC. The current SOC for eschar removal in severe burns is surgery, where debridement can be performed by tangential excision, dermabrasion or hydro jet, or non‑surgical alternatives, such as applying topical medications to the eschar to facilitate the natural healing process. Consequently, we face competition from traditional surgical procedures and topical agents. However, based on our clinical trials, we believe that NexoBrid has a sustainable competitive advantage over the current non‑surgical alternatives and is less invasive than surgery in removing eschar in patients with burn wounds. See “—NexoBrid and Our Clinical History” for the results of our clinical trials.

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

Studies in Phase 4 are all studies other than routine surveillance performed after drug approval and are related to the approved indication. For example, as part of the EMA regulatory approval process, we agreed to provide further data from our post‑marketing clinical trial of NexoBrid, the U.S. Phase 3 study (DEDCET). While we believe that the EMA will accept this study to satisfy one of our post‑marketing commitments, if the EMA does not accept the study or is not satisfied by the study results, we will need to perform another costly study to provide such data.

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

Data Privacy and Security Laws

We are also subject to data privacy and security laws in the E.U. as well as the EEA, including Regulation (EU) 2016/679 (General Data Protection Regulation, or GDPR) in relation to our collection, control, processing, sharing, disclosure and other use of personal data (i.e. data relating to an identifiable living individual). The GDPR is directly applicable in each E.U. and EEA Member State, however, it provides that E.U. and EEA Member States may introduce further conditions, including limitations, which could limit our ability to collect, control, process, share, disclose and otherwise use personal data (including health and medical information), and/or could cause our compliance costs to increase, ultimately having an adverse impact on our business. The GDPR imposes a strict data protection compliance regime including: providing detailed disclosures about how personal data is collected and processed (in a concise, intelligible and easily accessible form); demonstrating that valid consent or another an appropriate legal basis is in place or otherwise exists to justify data processing activities; appointing data protection officers in certain circumstances (and there are specific local law requirements, such as those in Germany, on the same); granting strengthened rights for data subjects in regard to their personal data (including the right to be “forgotten” and the right to data portability); introducing the obligation to notify data protection regulators or supervisory authorities (and in certain cases, affected individuals) of significant data breaches; imposing limitations on retention of personal data; maintaining a record of data processing; defining for the first time pseudonymized (i.e., key-coded) data; and complying with principal of accountability and complying with the obligation to demonstrate compliance through policies, procedures, training and audit. We are also subject to GDPR rules with respect to cross-border transfers of personal data out of the E.U. and EEA, which are evolving (for example, the European Commission has the ability to review adequacy decisions, such as the one in place for Israel).

We depend on a number of third parties in relation to the operation of our business, a number of which process personal data on our behalf. There is no assurance that our own privacy and security-related safeguards and/or any contractual measures that we enter into with these providers will protect us from the risks associated with the third-party processing, storage and transmission of such information. Any violation of data or security laws by our third party processors could have a material adverse effect on our business and result in the fines and penalties outlined below.

We are subject to the supervision of local data protection authorities in those E.U. and EEA jurisdictions where we are established or otherwise subject to the GDPR. Fines for certain breaches of the GDPR are significant: up to the greater of EUR 20 million or 4% of total global annual turnover. In addition to the foregoing, a breach of the GDPR could result in regulatory investigations, reputational damage, orders to cease/ change our processing of our data, enforcement notices, assessment notices (for a compulsory audit), as well potential civil claims including class action type litigation where individuals suffer harm.

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

United States

Review and approval of biologics

In addition to E.U. regulations, NexoBrid is an investigational drug in the United States and is therefore subject to various U.S. regulations. In the United States, the FDA regulates drugs and biologics under the FDCA and implementing regulations and other laws, including the Public Health Service Act. On March 24, 2011, the FDA classified NexoBrid as a biological product. Biologics require the submission of a BLA and licensure by the FDA prior to being marketed in the United States. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant to a variety of administrative or judicial sanctions as well as enforcement actions brought by the FDA, the U.S. Department of Justice or other governmental entities. Possible sanctions may include the FDA’s refusal to approve pending BLAs, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties.

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

Submission of a BLA to the FDA

The results of the preclinical studies and clinical trials, together with other detailed information, including information on the manufacture, control and composition of the product, are submitted to the FDA as part of a BLA requesting approval to market the product candidate for a proposed indication. Under the Prescription Drug User Fee Act, as amended, applicants are required to pay fees to the FDA for reviewing a BLA. These user fees, as well as the annual fees required for approved products, can be substantial. Each BLA submitted to the FDA for approval is typically reviewed for administrative completeness and reviewability within 60 days following submission of the application. If found complete, the FDA will “file” the BLA, which triggers a full review of the application. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission. The FDA’s established goals are to review and act on 90% of priority original BLA applications and priority original efficacy supplements within six months of the 60‑day filing date and receipt date, respectively. The FDA’s established goals are to review and act on 90% of original BLA applications and standard original efficacy supplements with 10 months of the 60‑day filing date and receipt date, respectively. The FDA, however, may not be able to approve a biologic within these established goals, and its review goals are subject to change from time to time. Further, the outcome of the review, even if generally favorable, may not be an actual approval but rather an “action letter” that describes additional work that must be completed before the application can be approved.

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

The Animal Rule

In the case of product candidates that are intended to treat certain rare life-threatening diseases, conducting controlled clinical trials to determine efficacy may be unethical or unfeasible. Under regulations issued by the FDA in 2002, often referred to as the ‘‘Animal Rule,’’ the approval of such products can be based on clinical data from trials in healthy human subjects that demonstrate adequate safety and efficacy data from adequate and well-controlled animal studies. Among other requirements, the animal studies must establish that the drug or biological product is reasonably likely to produce clinical benefits in humans. Because the FDA must agree that data derived from animal studies may be extrapolated to establish safety and effectiveness in humans, seeking approval under the Animal Rule may add significant time, complexity and uncertainty to the testing and approval process. In addition, products approved under the Animal Rule are subject to additional requirements including post-marketing study requirements, restrictions imposed on marketing or distribution or requirements to provide information to patients.

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

Additionally, the Affordable Care Act:

•	increases the minimum level of Medicaid rebates payable by manufacturers of brand‑name drugs from 15.1% to 23.1%;

•	requires collection of rebates for drugs paid by Medicaid managed care organizations; and

•	imposes a non‑deductible annual fee on pharmaceutical manufacturers or importers who sell “branded prescription drugs” to specified federal government programs.

There have been judicial and congressional challenges to certain aspects of the Affordable Care Act, and we expect the current U.S. presidential administration to continue to seek amendments to or repeal of the Affordable Care Act. While Congress has not passed repeal legislation, the Tax Cuts and Jobs Act of 2017 includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the Affordable Care Act on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, ruled that the individual mandate is a critical and inseverable feature of the Affordable Care Act, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the Affordable Care Act are invalid as well. While the Trump Administration and CMS have both stated that the ruling will have no immediate effect, it is unclear how this decision, subsequent appeals, if any, and other efforts to repeal and replace the Affordable Care Act will impact the Affordable Care Act and our business. Congress may consider other legislation to repeal or replace elements of the Affordable Care Act in the future. We cannot predict what legislation, if any, to repeal or replace the Affordable Care Act will become law, or what impact any such legislation may have on our product candidate.

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

•	HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•
HIPAA, as amended by HITECH and its implementing regulations, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•
the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

•
the federal physician payment transparency requirements under the Affordable Care Act require certain manufacturers of drugs, devices and medical supplies to report to Centers for Medicare & Medicaid Services information related to payments and other transfers of value to physicians, certain other healthcare professionals, and teaching hospitals and physician ownership and investment interests;

•
analogous state and foreign laws and regulations, such as state anti‑kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non‑governmental third‑party payors, including private insurers; and

•
similar healthcare laws and regulations in the E.U. and other jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers and laws governing the privacy and security of personal data, including the General Data Protection Regulation (“GDPR”), which imposes obligations and restrictions on the collection and use of personal data relating to individuals located in the E.U. and EEA (including with regard to health data).

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

Properties

Our principal executive offices are located at 42 Hayarkon Street, Yavne 8122745, Israel. We lease these facilities from our largest shareholder, Clal Life Sciences, L.P. (“CLS”), pursuant to a sub‑lease agreement, as amended, that expires on October 30, 2022. The facilities consist of approximately 32,300 square feet of space, and the yearly lease fee is approximately $385 thousands. These facilities house our administrative headquarters, our research and development laboratories and our manufacturing plant. The sub-lease agreement include an option to extend the lease period for additional 3 years at our sole discretion.

We also lease offices at Eisenstrasse 5, 65428 Rüsselsheim, Germany. We lease these facilities pursuant to a lease agreement with a term of three years that expires on April 30, 2022. The facilities consist of approximately 2,670 square feet of space, and lease payments are approximately €2,800 (or $3,100) per month. These facilities house our European headquarters.

Legal Proceedings

From time to time, we may be party to litigation or subject to claims incident to the ordinary course of business.

On September 15, 2014, a statement of claim was filed against the company by certain shareholders of PolyHeal. The plaintiffs allege that the company is obligated to pay them a total amount of approximately $1.3 million plus applicable interest (totaled in $1.5 million as of the ruling date) in exchange for their respective portion of PolyHeal’s shares, following the milestone occurrence under the 2010 PolyHeal Agreement. This claim arose out of a dispute with Teva under the 2010 PolyHeal Agreement. On December 14, 2014, the company filed a petition for a right to defend with the Tel Aviv‑Jaffa District Court, in which the company: (i) rejected the arguments raised against it in the statement of claim; (ii) emphasized that its obligation under the 2010 PolyHeal Agreement to purchase the 7.5% of PolyHeal’s shares is subject to the consumption of the deferred closing, as defined in the 2010 PolyHeal Agreement, including the receipt of the funds from Teva on a “back to back” basis; and (iii) stated that since no such payment has been made by Teva, the company is not subject to any obligation to purchase PolyHeal shares and/or make any payments to PolyHeal’s shareholders.

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

On March 24, 2019, we entered into a settlement agreement and mutual general release (the "PolyHeal Settlement Agreement") with the plaintiffs, which contingent upon the Israeli Supreme Court's approval of this settlement agreement, settles any and all debts, obligations or liabilities that we and the plaintiffs had, has or may have to the other party under, in connection with or arising out of the transactions described above. Pursuant to the terms of this PolyHeal Settlement Agreement, the plaintiffs will repay to the company a non-material portion of the amount that was ruled in their favor under the 2017 Ruling, and the Israeli Supreme Court will approve and accept the appeal that was filed by us on December, 2017, cancel the 2017 Ruling that was issued by the District Court against us, and reject the Cross-Appeal. However, if the Israeli Supreme Court does not approve of the PolyHeal Settlement Agreement or refuses to take the actions requested from the court in the PolyHeal Settlement Agreement, these matters may result in the continuation of the existing litigation or new litigation or arbitration proceedings, any of which would materially increase our expenses and may disrupt our management’s focus on our business.

See “ITEM 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings” and “ITEM 3.D. Risk Factors- We may have liabilities under our former agreements with PolyHeal Ltd.”

On March 24, 2019, we entered into a settlement agreement and mutual general release (the “Teva Settlement Agreement”) with Teva, which contingent upon the Supreme Court’s approval of the PolyHeal Settlement Agreement, which settles any and all debts, obligations or liabilities that each party or any of its controlled affiliates had or has to the other party or any of its controlled affiliates under, in connection with or arising out of certain transactions and agreements entered into between us and Teva from 2007 to 2012 (collectively, the “Collaboration Agreements”), which have terminated effective as of December 31, 2012 and September 2, 2013, as applicable, and which related to NexoBrid, and PolyHeal, including the above PolyHeal milestone and certain payments, which are primarily reimbursement for development and manufacturing costs, that we believed were to be borne by Teva through the effective date of termination of such Collaboration Agreements in December 2012.

Pursuant to the terms of the Teva Settlement Agreement, Teva has agreed to pay us $4.0 million in cash, and to reduce the contingent consideration that is payable to Teva pursuant to the our repurchase of our shares from Teva in 2013, so that we will be obligated to pay Teva annual payments at a reduced rate of 15% of its recognized revenues from the sale or license of NexoBrid after January 1, 2019, up to a reduced aggregate amount of $10.2 million. In addition, we also agreed to indemnify, defend and hold harmless Teva and its controlled affiliates from and against claims relating to a certain milestone related to PolyHeal under an agreement associated with the Collaboration Agreements, up to an amount of $10 million, if a notice of such claim has been received by us prior to December 31, 2023.

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

See “ITEM 4.B. Business Overview—Properties” and “ITEM 4.B. Business Overview—Manufacturing, Supply and Production.”

Item 4A. UNRESOLVED STAFF COMMENTS

None.

Item 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.          Operating Results

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2018 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS, as issued by the IASB.

Company Overview

We are a fully integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel therapeutics products to address unmet needs in the fields of severe burns, chronic and other hard‑to‑heal wounds, connective tissue disorders and other indications. Our first innovative biopharmaceutical product, NexoBrid, received marketing authorization from the EMA and the Israeli, Argentinean, South Korean and Russian Ministries of Health for removal of dead or damaged tissue, known as eschar, in adults with deep partial‑ and full‑thickness thermal burns, also referred to as severe burns. NexoBrid, which is based on our patented proteolytic enzyme technology, represents a new paradigm in burn care management and our clinical trials have demonstrated, with statistical significance, its ability to non‑surgically and rapidly remove the eschar earlier relative to existing standard of care upon patient admission, without harming viable tissues. We established a commercial organization for the marketing, sales and distribution of NexoBrid, including European headquarters in Germany and sales and marketing teams throughout Europe. We sell NexoBrid in Europe and Israel through our commercial organization, and we have launched NexoBrid in Argentina and South Korea, through our local distributor. We are conducting an on‑going U.S. Phase 3 pivotal study to support a BLA submission to the FDA and a European pediatric study to broaden the approved indication of NexoBrid, both of which are funded by BARDA. We manufacture NexoBrid in our state‑of‑the‑art, EMA‑certified, cGMP‑compliant, sterile pharmaceutical products manufacturing facility at our headquarters in Yavne, Israel.

The Company's securities are listed for trading on NASDAQ since March 2014 following our Initial Public Offering. In 2017, we completed an underwritten public offering of 5,037,664 ordinary shares and received net proceeds of approximately $22.7 million, after deducting the underwriting discount and offering expenses payable by us.

Our revenue was $1.6 million, $2.5 million and $3.4 million in 2016, 2017 and 2018, respectively. In addition, we have signed local distribution agreements for distribution of NexoBrid in Argentina, Russia, South Korea, Mexico, Colombia, Peru, Chile, Ecuador, Panama, India, Bangladesh, Sri Lanka, Japan and Taiwan. Our future growth will depend, in part, on our ability to expand the commercialization of NexoBrid throughout Europe and receive marketing approval in the United States and other jurisdictions for NexoBrid and EscharEx. However, our net operating losses were $20.2 million, $13.7 million and $4.0 million for the years ended December 31, 2016, 2017 and 2018, respectively. As of December 31, 2018, we had an accumulated deficit of $130.7 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future as Research and Development activities are central to our operation.

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

Cost of Revenues

Our total cost of revenues includes expenses for the manufacturing of NexoBrid, including the cost of raw materials, employee‑related expenses including salaries, equity based‑compensation and other benefits and related expenses, rental fees, utilities and depreciation, changes in inventory of finished products and other manufacturing expenses, which is partially offset by an allotment of manufacturing costs associated with research and development activities to research and development expenses. We expect that our cost of revenues will increase as we expand the sale of NexoBrid throughout the European Union and internationally. We expect that our cost of revenues as a percentage of our total revenues will decrease to the extent that our sales from NexoBrid increase.

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

Since 2016, we have cumulatively spent approximately $47.3 million on research and development primarily of NexoBrid and EscharEx, of which $30.7 million was funded by participation by BARDA funds and the Israeli government grants. Our total research and development expenses, net of participations, were approximately $7.1 million, $5.5 million and $4.1 million in  2016, 2017 and 2018, respectively. Our research and development expenses related primarily to the development of NexoBrid and EscharEx. We charge all research and development expenses to operations as they are incurred.

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

Participation by Third Parties

Our research and development expenses are net of the following participations by third parties:

Participation by the IIA. We receive grants, subject to repayment through future royalty payments, as part of the NexoBrid and EscharEx research and development programs approved by the IIA. The requirements and restrictions for such grants are found in the Innovation Law. Under the Innovation Law, royalties of 3% on the revenues derived from sales of products or services developed in whole or in part using IIA grants are payable to the IIA. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us, plus annual interest generally equal to the 12‑month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. The total gross amount of grants actually received by us from the IIA, including accrued LIBOR interest and net of royalties actually paid as of December 31, 2018, totaled approximately $13.7 million and the amortized cost (using the effective interest method) of the liability as of that date totaled approximately $7.7 million. As of December 31, 2018, we had accrued and paid royalties to the IIA totaling $0.3 million.

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

Participation by BARDA. On September 29, 2015, we were awarded a contract by BARDA valued up to $112 million for the advancement of the development and manufacturing, as well as the procurement, of NexoBrid in the United States. On July 17, 2017, we entered into an amendment to our contract with BARDA that increased its potential value to a maximum of $132 million. See “ITEM 4.B. Business Overview—BARDA Contract.” Pursuant to the contract, BARDA has committed to fund all development costs of NexoBrid required for achieving marketing authorization by the FDA, either directly or indirectly by reimbursing actual costs incurred by us. In September 2018, we were awarded a new contract to develop NexoBrid for the treatment of Sulfur Mustard injuries as part of BARDA preparedness for mass casualty events. The contract provides approximately $12 million of funding to support research and development activities up to pivotal studies in animals under the U.S. FDA Animal Rule and contains options for additional funding of up to $31 million for additional development activities, animal pivotal studies, and the BLA submission for licensure of NexoBrid for the treatment of Sulfur Mustard injuries.

As of December 31, 2018, we have recorded $28.2 million in funding from BARDA out of the $68 million of committed funds provided for under those two contracts.

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

Financial Income/Financial Expense

Financial income includes interest income, revaluation of financial instruments and exchange rate differences. Financial expense consists primarily of revaluation of financial instruments, financial expenses in respect of deferred revenue and exchange rate differences. The interest due on government grants received from the IIA is also considered a financial expense, and is recognized beginning on the date we receive the grant until the date on which the grant is expected to be repaid as part of the revaluation to fair value of liabilities in respect of government grants.

Discontinued Operation

Following the expiration of our PolyHeal license, we accounted for our operation related to PolyHeal as a discontinued operation in accordance with IFRS accounting standard 5, “Non‑current Assets Held for Sale and Discontinued Operations.” Accordingly, the results of operations of the development, manufacturing and sales of PolyHeal, including impairments of inventories, our exclusive global license of the PolyHeal product and other assets, and any legal process profit or loss are reported separately as a discontinued operation in our statement of operations for the periods presented below, as well as for all historical periods to be presented in future quarterly and annual releases of our results of operations.

Taxes on Income

The standard corporate tax rate in Israel was 25% and 24%, in the years 2016 and 2017 tax years, respectively and as of January 1, 2018 and thereafter, the corporate tax rate is 23%.

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses totaling approximately $133 million as of December 31, 2018. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

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

Comparison of Period to Period Results of Operations

The following table sets forth our results of operations in dollars for the periods indicated:

	Years Ended December 31,
	2016	2017	2018

Consolidated statements of operations data:
Revenues	1,558	$2,496	$3,401
Cost of revenues	2,158	1,578	2,088
Gross (loss) profit	(600)	918	1,313
Operating expenses:
Research and development, gross	14,779	14,625	17,915
Participation by BARDA and IIA	(7,711)	(9,163)	(13,843)
Research and development, net of participations	7,068	5,462	4,072
Selling and marketing	8,403	5,362	4,188
General and administrative	4,084	3,781	3,799
Other income from settlement agreement			(7,537)
Other expenses	-	-	751
Operating loss	(20,155)	(13,687)	(3,960)
Financial income	2,166	406	412
Financial expense	(896)	(1,252)	(2,117)
Loss from continuing operations	(18,885)	(14,533)	(5,665)
Profit (loss) from discontinued operation	-	(7,616)	4,608
Net loss	(18,885)	$(22,149)	$(1,057)

Year Ended December 31, 2017 Compared to Year Ended December 31, 2018

Revenues

We generated revenues from sales of NexoBrid in 2017 of approximately $2.5 million, compared to approximately $3.4 million in revenues from the sale of NexoBrid in 2018.

Costs and Expenses

Cost of revenues

Cost of revenues as a percentage of revenues decreased from approximately 63% in the year ended December 31, 2017 to approximately 61% in the year ended December 31, 2018.

Allotment of manufacturing costs to research and development increased $0.6 million in the year ended December 31, 2018, primarily due to the development activities of NexoBrid and EscharEx in 2018. Change in inventory of finished products increased from $(1.0) million in 2017 to $0.3 in 2018

Research and development expenses, net of participations

Research and development expenses, gross, increase 22% from approximately $14.6 million in the year ended December 31, 2017 to approximately $17.9 million in the year ended December 31, 2018. The expenses primarily related to development of NexoBrid, which was predominantly funded by BARDA participation, and EscharEx. The increase resulted primarily from an increase in subcontractors costs and in the allotment cost of manufacturing for research and development purposes related to NexoBrid and EscharEx.

Salary and related expenses remained stable in the years ended December 31, 2017 and 2018. Subcontracting costs increased $2.6 million in the year ended December 31, 2018 primarily due to clinical development activity of NexoBrid.

Allotment of manufacturing costs for research and development purposes increased $0.6 million in the year ended December 31, 2018 primarily due to development activities of NexoBrid and EscharEx.

Moreover, participation from BARDA and the Israeli Innovation Authority increased by approximately $4.6 million from $9.2 million in the year ended December 31, 2017 to $13.8 in the year ended December 31, 2018, primarily due to increase of BARDA funds.

Selling and marketing expenses

Selling and marketing expenses decreased 22%, from approximately $5.4 million in the year ended December 31, 2017 to approximately $4.2 million in the year ended December 31, 2018. The decrease was primarily due to a decrease in marketing activities associated with the launch of NexoBrid in the E.U. and a decrease of headcount of employees focused on selling and marketing.

General and administrative expenses

General and administrative expenses remained stable at $3.8 million in the years ended December 31, 2017 and 2018.

Financial income

Financial income remained in the same level of about $0.4 million in the year ended December 31, 2017 and 2018.

Financial expense

Financial expense increased from approximately $1.3 million in the year ended December 31, 2017 to approximately $2.1 million in the year ended December 31, 2018. The increase in financial expenses in 2018 included $0.4 million due to the revaluation of contingent consideration for purchase of shares, $0.2 million of exchange differences and $0.2 million of finance expenses in respect of deferred revenues.

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

B.          Liquidity and Capital Resources

Our primary uses of cash are to fund working capital requirements, research and development expenses of NexoBrid and EscharEx and sales and marketing activities associated with the commercialization of NexoBrid in Europe. In March 2014, we closed our IPO, resulting in net proceeds to us of approximately $71.7 million. In September 2015, we were awarded a contract by BARDA, which was modified in July 2017 and is currently valued at up to $132 million, for the advancement of the development and manufacturing, as well as the procurement, of NexoBrid in the United States. In addition, we were recently awarded a new contract to develop NexoBrid for the treatment of Sulfur Mustard injuries as part of BARDA preparedness for mass casualty events. The contract provides approximately $12 million of funding to support research and development activities up to pivotal studies in animals under the U.S. FDA Animal Rule and contains options for additional funding of up to $31 million for additional development activities, animal pivotal studies, and the BLA submission for licensure of NexoBrid for the treatment of Sulfur Mustard injuries. See “ITEM 4.B. Business Overview—BARDA Contract.” Since we expect a significant portion of the funding for our NexoBrid development plan will be funded by BARDA, we intend to use a portion of our proceeds raised during our IPO initially intended for the development of NexoBrid to further advance the development of EscharEx. Furthermore, on March 7, 2016, the SEC declared our shelf registration statement on Form F‑3 effective. Under this shelf registration statement, we could offer from time to time up to $125 million in the aggregate of our ordinary shares, warrants and/or debt securities in one or more series or issuances. In September 2017, we completed an underwritten public offering of 5,037,664 ordinary shares and received net proceeds of approximately $22.7 million, after deducting the underwriting discount and offering expenses payable by us. We currently intend to use the net proceeds from the sale of securities offered by us pursuant to our registration statement on Form F‑3 to fund our research and development activities, primarily the clinical development of EscharEx, and the remainder, if any, for working capital and other general corporate purposes. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business.

The table below summarizes our sources of financing for the periods presented.

	Issuance of Ordinary Shares and Warrants	Government Grants and BARDA Funding, net	Total
	(in thousands)
Year ended December 31, 2018	$-	$13,784	$13,784
Year ended December 31, 2017	$22,665	$8,895	$31,560
Year ended December 31, 2016	$7	$6,466	$6,473

Our sources of financing in the year ended December 31, 2018 totaled $13.3 million and consisted primarily of funding under the BARDA contract totaling $13.2 million and the IIA government grants, net of repayments totaling $0.1 million.

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

As of December 31, 2018, we had $23.6 million of cash, cash equivalents and short-term deposits. Our net operating losses were $20.2 million. $13.7 million and $4.0 million for the years ended December 31, 2016, 2017, and 2018 respectively. As of December 31, 2018, we had an accumulated deficit of $130.7 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future. The net losses we will incur may fluctuate from quarter to quarter.

Our capital expenditures for fiscal years 2016, 2017, and 2018 amounted to $0.7 million, $1.0 million, and $0.5 million, respectively. Capital expenditures consist primarily of investments in manufacturing and laboratory equipment.

Our future capital requirements will depend on many factors, including our revenue growth, the timing and extent of our spending on research and development efforts, and international expansion. We may also seek to invest in or acquire complementary businesses or technologies. To the extent that existing cash and cash from operations are insufficient to fund our future activities, we may need to raise additional funding through debt and equity financing. Additional funds may not be available on favorable terms or at all. We believe our existing cash, cash equivalents and short‑term bank deposits will be sufficient to satisfy our liquidity requirements for at least the next 12 months.

Cash Flows

The following table summarizes our consolidated statement of cash flows for the periods presented:

	Year Ended December 31,
	2016	2017	2018
	(in thousands)
Net cash provided by (used in):
Continuing operating activities	$(16,445)	$(14,892)	$(12,154)
Continuing investing activities	1,816	437	(17,040)
Continuing financing activities	907	22,995	46
Discontinued operating activities	—	(1,563)	-

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

Net cash used in continuing operating activities was approximately $14.9 million in the year ended December 31, 2017 compared to approximately $12.2 million in the year ended December 31, 2018. The decrease was attributed primarily to the decrease in operating loss as a result of BARDA support and a decrease in change of working capital assets, net.

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

Net cash used in discontinued operating activities

Net cash used in discontinued operating activities was approximately $1.6 million in the year ended December 31, 2017, attributed primarily to the consideration paid to PolyHeal’s shareholders following the district court ruling. See “ITEM 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings” and “ITEM 3.D. Risk Factors—We may have continuing obligations or liabilities under our former agreements with Teva Pharmaceutical Industries Ltd. and PolyHeal Ltd.

Net cash provided by (used in) continuing investing activities

The use of cash in continuing investing activities has historically been primarily related to investments in short‑term banks deposits and purchases of property and equipment. Net cash provided by investing activities was $0.4 million during the year ended December 31, 2017 compared to cash used by investing activities of $17.0 million during the year ended December 31, 2018. The decrease was attributable primarily to $16.6 million investment in short-term bank deposits and a decrease in purchase of property and equipment.

Net cash provided by investing activities was $1.8 million during the year ended December 31, 2016 compared to cash provided by investing activities of $0.4 million during the year ended December 31, 2017. The decrease was attributable primarily to decrease of proceeds from short-term bank deposits and an increase in purchase of property and equipment.

Net cash provided by continuing financing activities

Net cash provided by continuing financing activities was $23.0 million during the year ended December 31, 2017 compared to $0 million during the year ended December 31, 2018. The decrease was attributed primarily to our receipt of $22.7 million net proceeds from our underwritten public offering in 2017.

Net cash provided by continuing financing activities was $0.9 million during the year ended December 31, 2016 compared to $23.0 million during the year ended December 31, 2017. The increase was attributed primarily to our receipt of $22.7 million net proceeds from our underwritten public offering in 2017.

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

Revenue Recognition

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

In May 2014, IFRS 15, “Revenue from Contracts with Customers” (“the new Standard”) was issued by the IASB. The new Standard introduces a five-step model that will apply to revenue earned from contracts with customers and is effective for the Company beginning January 1, 2018.

The new Standard allows the option of modified retrospective adoption. Under this option, the Company is required to recognize the cumulative effect of the initial adoption of the new Standard as an adjustment to the opening balance of retained earnings as of the date of initial application. According to the new Standard, when long-term advances (exceeding one year) are received for a future service, the Company is required to accrue interest and recognize finance expense on the advances over the period of the contract.

We adopted this standard using the modified retrospective method rather than full retrospective method. The accumulated effect of implementing the new Standard as of January 1, 2018 was an increase of deferred revenues by $249 thousands and increase of accumulated deficit by $249 thousands.

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

Government Funding from BARDA

Non‑royalty bearing funds from BARDA for funding research and development activities of NexoBrid are recognized at the time we are entitled to such funds on the basis of the related costs incurred and are recorded as a reduction from our research and development expenses.

Contingent Consideration for Purchase of Shares

On September 2, 2013, in accordance with the terms of the Teva Shareholders’ Rights Agreement entered into in 2007 and amended in 2010, we exercised our rights to repurchase all of our shares held by Teva in consideration for an obligation to pay Teva future royalty payments of 20% of our revenues from the sale or license of NexoBrid resulting in royalty payments up to a total amount of $30.6 million and from the sale or license of the PolyHeal Product resulting in royalty payments up to a total amount of $10.8 million. We account for this obligation as a liability on our balance sheet in an amount equal to the fair value of the future royalty payments. In order to determine the fair value, we estimated the amount and timing of the future payments to Teva based on our projected results of operations. The obligation to pay Teva future royalty payments no longer includes amounts from the sale or license of the PolyHeal Product since the license to the PolyHeal Product has expired. The resulting liability as of the exercise date was estimated at approximately $19.2 million. The contingent consideration was revalued as of December 31, 2017 and 2018 to be approximately $14.4 million and $14.5 million, respectively, and we recorded financial expenses of $0.4 million and $0.8 million in 2017 and 2018 respectively.

Pursuant to the terms of the Teva Settlement Agreement signed in March 2019, Teva has agreed to reduce the contingent consideration that is payable to Teva pursuant to the our repurchase of our shares from Teva in 2013, so that we will be obligated to pay Teva annual future royalty payments of 15% of our revenues from the sale or license of NexoBrid starting from January 1, 2019, up to a total amount of $10.2 million and to pay us $4.0 million in cash.

Pursuant to a Settlement Agreement with Teva, the fair value of the revised future royalty obligation to Teva was estimated at $ 6.3 million as of December 31, 2018 using a discounted cash flow model based on sales projections. In addition, a one-time net income of $7,537 was recorded as other income and a one-time income of $4,608 was recorded within the profit from discontinued operation in the fourth quarter and full year ending December 31, 2018.

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

C.          Research and Development, Patents and Licenses, etc.

Our research and development strategy is centered on developing our patented proteolytic enzyme technology, which underlies NexoBrid and EscharEx, into additional products for high‑value indications. Our research and development team is located at our facilities in Yavne, Israel, and consists of 24 employees as of December 31, 2018 and is supported by highly experienced consultants in various research and development disciplines.

We have received government grants (subject to payment of royalties) as part of NexoBrid and EscharEx research and development programs approved by the IIA (in 2017 and 2018 only for EscharEx). The total gross amount of grants actually received by us from the IIA, including accrued LIBOR interest and net of royalties actually paid as of December 31, 2018, totaled approximately $13.7 million and the amortized cost (using the interest method) of the liability totaled approximately $7.4 million and $7.7 million as of December 31, 2017 and 2018, respectively. Because the repayment of IIA grants is in the form of future royalties, the balance of the commitments to the IIA is presented as an amortized liability on our balance sheet. As of December 31, 2018, we had accrued and paid royalties to the IIA totaling $0.3 million.

We received funds from BARDA in accordance with the terms of our BARDA contract. As of December 31, 2018 we had accrued $28.2 million.

For a description of our research and development policies, see “ITEM 4.B. Business Overview—Research and Development.”

D.          Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2018 to December 31, 2018 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.          Off‑Balance Sheet Arrangements

We do not currently engage in off‑balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

F.          Contractual Obligations

Our significant contractual obligations as of December 31, 2018 are summarized in the following table:

	Payments Due by Period
	Total	2019	2020	2021 and thereafter
	(in thousands)
Operating lease obligations(1)	$1,824	$592	$476	$756

(1)
Operating lease obligations consist of payments pursuant to lease agreements for office and laboratory facilities, as well as lease agreements for 16 vehicles, which generally run for a period of three years.

Item 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of March 15, 2019:

Name	Age	Position
Executive Officers
Gal Cohen(5)	46	President and Chief Executive Officer
Sharon Malka(5)	47	Chief Financial and Operations Officer
Lior Rosenberg M.D.	73	Chief Medical Technology Officer
Ety Klinger Ph.D.	57	Chief Research and Development Officer
Carsten Henke	53	Chief Commercial Officer EU
Yaron Meyer	40	General Counsel and Corporate Secretary

Directors
Stefan T. Wills(3)(5)	62	Active Chairman of the Board of Directors
Ofer Gonen	46	Director
Assaf Segal	47	Director
Vickie R. Driver M.D(1)(2)(3)	65	Director
Nissim Mashiach(1)(2)(3)(4)	58	Director
Sharon Kochan(1)(2)(3)(4)	50	Director

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Independent director under the rules of the Nasdaq Stock Market.

(4)	External director under the Companies Law.

(5)
On March 12, 2019, we announced that Gal Cohen has decided to step down as the Chief Executive Officer of the company by the end of May 2019. Following Gal Cohen’s departure from the company, Sharon Malka, the company’s Chief Financial Officer and Chief Operations Officer, will be appointed as Chief Executive Officer of the company, and Stephen T. Wills, the company’s Chairman of the board of directors, will serve as Active Chairman.

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

Directors

Stefan T. Wills has served as a member of our board of directors since May 2017 and as Chairman of our board since October 2017. Mr. Wills has served, since 1997, as Executive Vice President, Secretary, Treasurer and Chief Financial Officer of Palatin Technologies, Inc. (“Palatin”), a publicly‑held biopharmaceutical company developing targeted, receptor‑specific peptide therapeutics for the treatment of diseases with significant unmet medical need and commercial potential. He has served in various roles at Palatin since 1997, including as Executive Vice President of Operations from 2005 until June 2011 and as Chief Operating Officer and Executive Vice President from 2011 to present. Mr. Wills served as Executive Chairman and Interim Principal Executive Officer of Derma Sciences, Inc. (“Derma”), a publicly‑held company providing advanced wound care products, from December 2015 until February 2017 when Derma was acquired by Integra Life Sciences Holding Corporation. Mr. Wills also served as the lead director and chairman of the audit committee of Derma until February 2017 and as Derma’s Chief Financial Officer from 1997 to 2000. Mr. Wills serves on the board of trustees and executive committee of The Hun School of Princeton since 2013 and its chairman since June 2018, and, from 1991 to 2000, he was the President and Chief Operating Officer of Golomb, Wills & Company, P.C., a public accounting firm. Mr. Wills, a certified public accountant, received his B.S. in accounting from West Chester University, and an M.S. in taxation from Temple University.

Ofer Gonen has served as a member of our board of directors since September 2003. Mr. Gonen is also the Chief Executive Officer of Clal Biotechnology Industries Ltd. (“CBI”). Mr. Gonen manages CBI’s life science investments, business development, U.S.‑based operations and investment support of CBI’s portfolio companies. Mr. Gonen serves as an executive chairman and board member of several companies, including Gamida Cell Ltd., CureTech Ltd., Campus Bio L.P., Clal Life Sciences L.P. and Clal Application Center Ltd. Prior to joining CBI, Mr. Gonen was the general manager of Biomedical Investments as well as a technology consultant to various Israeli venture capital funds and an Academic Aide to the Governor of the Bank of Israel. Mr. Gonen gained extensive experience in R&D the management in defense‑oriented projects within the prestigious “Talpiot” program of the Israel Defense Forces, for which he was awarded the Israeli National Security Medal. Mr. Gonen holds a B.Sc. in Physics, Mathematics and Chemistry from the Hebrew University of Jerusalem and an M.A. in Economics and Finance from Tel Aviv University, Israel.

Assaf Segal has served as a member of our board of directors since October 2017. Mr. Segal has served as the Chief Financial Officer at Clal Biotechnology Industries Ltd. since July 2015. Mr. Segal serves as a board member of several companies, including Biokine therapeutics Ltd. Campus Bio L.P., Clal Life Sciences L.P. and Clal Application Center Ltd. Prior to that time, Mr. Segal was a Partner at Variance Economic Consulting Ltd., from 2004 until June 2015, where he provided in‑depth consulting for international and local clients in a wide range of industries, including telecommunications, internet, biotech, heavy industry and financial sectors. Previously, he founded a start‑up software company. Mr. Segal also previously held a managerial position at PriceWaterhouseCoopers Corporate Finance and was an Economic Department manager at the North American division of Amdocs Inc. His experience also includes risk management and house account (“Nostro”) trading at the Union Bank of Israel, and serving as an economist for capital markets in the Research Department of the Bank of Israel. Mr. Segal also has many years of experience in economic consulting and company valuations, joint ventures and financial instruments for investments, M&A, and IPOs. He has 15 years of experience in economic consulting for international and local clients in the Bio‑Tech sector as well as in Hi‑Tech, financial and other sectors. He holds a B.A. in Economics and Statistics and an M.B.A. (Finance and Information Systems) from the Hebrew University of Jerusalem.

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

Sharon Kochan has served as a member of our board of directors since June 2017. Mr. Kochan has served as Executive Vice President & President Rx Pharmaceuticals, for Perrigo Company Plc., a global, over‑the‑counter, consumer goods and specialty pharmaceutical company listed on the New York Stock Exchange, since 2007, and has been a member of the Perrigo Executive Committee since 2007. From 2005 to 2007, he was Senior Vice President of Business Development and Strategy for Perrigo. Mr. Kochan was Vice President, Business Development of Agis Industries (1983) Ltd. from 2001 until Perrigo acquired Agis in 2005. He completed the Senior Management Program at the Technion Institute of Management in Haifa, Israel, received a Master of Science in Operations Research & Management Science from Columbia University in New York City and received a Bachelor of Science in Industrial and Management Engineering from Tel‑Aviv University in Tel‑Aviv, Israel.

B.          Compensation

Compensation of Directors and Executive Officers

The table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2018. All amounts reported in the table reflect the cost to the company, as recognized in our financial statements for the year ended December 31, 2018.

Name and Position	Salary & Social Benefits(1)	Bonus	Share‑Based Payment(2)	Other Compensation(3)	Total
	(U.S. dollars)(4)
Gal Cohen, President and Chief Executive Officer	406,008	145,351	39,893	20,982	570,269
Sharon Malka, Chief Financial and Operations Officer	286,350	111,985	44,28	9,534	452,155
Lior Rosenberg, M.D., Chief Medical Technology Officer	301,75	92,067	22,143	4,106	420,073
Carsten Henke, Chief Commercial Officer EU & Managing Director of MediWound Germany GmbH	284,163	73,203	22,143	25,596	405,105
Ety Klinger, Chief Research & Development Officer	231,549	70,737	53,035	18,707	374,028

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

(2)
Represents the equity‑based compensation expenses recorded in the company’s consolidated financial statements for the year ended December 31, 2018 based on the options’ grant date fair value in accordance with accounting guidance for equity‑based compensation.

(3)
Represents the other benefits to such officer, which includes either or both of (i) car expenses, including lease costs, gas and maintenance, provided to the officers, (ii) vacation benefits and (iii) severance pay.

(4)
Converted (i) from NIS into U.S. dollars at the rate of 3.58 = U.S.$1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar in the year ended December 31, 2018 and (ii) from Euro into U.S. dollars at the rate of Euro 1.185 = U.S$1.00, based on the average representative rate of exchange between the Euro and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2018.

The aggregate compensation paid and equity‑based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended December 31, 2018 was $2.9 million. As of December 31, 2018, options to purchase 1,283,039 ordinary shares granted to our directors and executive officers were outstanding under our share option plans at a weighted average exercise price of $9.24 per share. We do not have any written agreements with any director providing for benefits upon the termination of such director’s relationship with our company or its subsidiaries.

Employment Agreements with Executive Officers

We have entered into written employment agreements with all of our executive officers, which include standard provisions for a company in our industry regarding non‑competition/solicitation, confidentiality of information and assignment of inventions. Except for Mr. Gal Cohen, our CEO and Prof. Rosenberg, our Chief Medical Technology Officer, our executive officers will not receive benefits upon the termination of their respective employment with us, other than payment of salary and benefits (and limited accrual of vacation days) during the required notice period for termination of their employment, which varies for each individual. Upon termination of their employment, Mr. Cohen is entitled to a one-time termination payment equal to two times our CEO’s monthly fixed compensation if our CEO’s employment as our CEO is terminated without cause, and to five times our CEO’s monthly fixed compensation if terminated as our CEO in connection with a change of control in our Company; in addition Prof. Rosenberg is entitled to a one‑time termination payment of ten months of salary.

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

2014 Equity Incentive Plan

In March 2014, we adopted and obtained shareholder approval for our 2014 Equity Incentive Plan (the “2014 Plan”). The 2014 Plan provides for the grant of options, restricted shares, restricted share units and other share‑based awards to our and our subsidiaries’ and affiliates’ directors, employees, officers, consultants and advisors, among others and to any other person whose services are considered valuable to us or them, to continue as service providers, to increase their efforts on our behalf or behalf of a subsidiary or affiliate and to promote the success of our business. Following the approval of the 2014 Plan by the Israeli tax authorities, we are only granting options or other equity incentive awards under the 2014 Plan, although previously‑granted options and awards will continue to be governed by our 2003 Plan and the shares underlying such options and awards will count against the reserved pool for the 2014 Plan. The initial reserved pool under the 2014 Plan was 3,032,742 ordinary shares, which will automatically increase on January 1 of each year by a number of ordinary shares equal to the lowest of (i) 2% of our outstanding shares, (ii) 600,000 shares and (iii) a number of shares determined by our board of directors, if so determined prior to January 1 of the year in which the increase will occur; provided that the pool of shares reserved under the Plan shall not exceed 15% (fifteen percent) of the then outstanding shares. The reserved pool was increased by 431,006, 540,955  and 423,577 ordinary shares as of January 1, 2015, January 1, 2018 and January 1, 2019, respectively, representing 2% of our outstanding shares as of each such date. We did not increase the reserved pool in 2016 or 2017.

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

The following table provides information regarding the outstanding options to purchase our ordinary shares held by each of our directors and executive officers who beneficially own greater than 1% of our ordinary shares or options to purchase more than 1% of our ordinary shares as of March 15, 2019:

Name	Number of Options	Number of RSUs	Grant Date	Exercise Price	Vested Options as of March 15, 2019	Expiration Date
Gal Cohen, President and Chief Executive Officer
	45,600		1/15/2011	$9.82	45,600	1/14/2021
	152,000		12/24/2013	$12.89	152,000	12/23/2023
	70,000		1/28/2016	$9.58	52,500	12/22/2025
Sharon Malka, Chief financial and operation Officer	49,172		1/15/2011	$7.97	49,172	1/14/2021
	38,000		1/15/2011	$9.82	38,000	1/14/2021
	121,600		12/24/2013	$12.89	121,600	12/23/2023
	50,000		12/23/2015	$9.58	37,500	12/22/2025
	135,000		12/31/2018	$5.15	-	12/30/2028
		45,000	12/31/2018
Lior Rosenberg, Chief Medical Technology Officer	76,000		12/24/2013	$12.89	76,000	12/23/2023
	25,000		12/23/2015	$9.58	18,750	12/22/2025
	20,000		12/31/2018	$5.15	-	12/30/2028
		6,667	12/31/2018

C.          Board Practices

Board of Directors

Under the Israeli Companies Law, the management of our company is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day‑to‑day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are also appointed by our board of directors, and are subject to the terms of any applicable employment agreements that we may enter into with them.

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

In accordance with the exemption available to foreign private issuers under Nasdaq rules, we are not required to comply with the requirements of the Nasdaq rules with regard to having a majority of independent directors on our board of directors, as long as we follow Israeli law and practice, in accordance with which our board of directors includes at least two external directors. Our board of directors has determined that four of our directors are independent under the Nasdaq Stock Market rules. The definition of “independent director” under the Nasdaq Stock Market rules and “external director” under the Israeli Companies Law overlap to a significant degree such that we would generally expect the two directors that serve as external directors to qualify as independent under the Nasdaq Stock Market rules. However, it is possible for a director to qualify as an “external director” under the Israeli Companies Law without qualifying as an “independent director” under the Nasdaq Stock Market rules, or vice‑versa. The definition of external director under the Israeli Companies Law includes a set of statutory criteria that must be satisfied, including criteria whose aim is to ensure that there is no factor that would impair the ability of the external director to exercise independent judgment. The definition of independent director under the Nasdaq Stock Market rules specifies similar, although less stringent, requirements in addition to the requirement that the board of directors consider any factor which would impair the ability of the independent director to exercise independent judgment. In addition, external directors serve for a period of three years pursuant to the requirements of the Israeli Companies Law. However, external directors must be elected by a special majority of shareholders while independent directors may be elected by an ordinary majority. See “—External Directors” for a description of the requirements under the Israeli Companies Law for a director to serve as an external director.

In accordance with the exemption available to foreign private issuers under Nasdaq rules, we do not follow the requirements of the Nasdaq rules with regard to the process of nominating directors, and instead follow Israeli law and practice, in accordance with which our board of directors (or a committee thereof) is authorized to recommend to our shareholders director nominees for election.

Under the Israeli Companies Law and our articles of association, nominees for directors may also be proposed by any shareholder holding at least 1% of our outstanding voting power. However, any such shareholder may propose a nominee only if a written notice of such shareholder’s intent to propose a nominee has been given to our Secretary (or, if we have no such Secretary, our Chief Executive Officer). Pursuant to our Articles of Association, any such notice must include certain information, including, among other things, a description of all arrangements between the nominating shareholder and the proposed director nominee(s) and any other person pursuant to which the nomination(s) are to be made by the nominating shareholder, the consent of the proposed director nominee(s) to serve as our director(s) if elected and a declaration signed by the nominee(s) declaring that there is no limitation under the Israeli Companies Law preventing their election, and that all of the information that is required under the Israeli Companies Law to be provided to us in connection with such election has been provided. Under the Israeli Companies Law regulations, any such shareholder nomination must be delivered to our registered Israeli office within seven days after we publish notice of our upcoming annual general meeting of shareholders (or within 14 days after we publish a preliminary notification of an upcoming annual general meeting).

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

Internal Auditor

Under the Israeli Companies Law, the board of directors of an Israeli public company must appoint an internal auditor recommended by the audit committee. An internal auditor may not be:

•	a person (or a relative of a person) who holds 5% or more of the company’s outstanding shares or voting rights;

•	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company (i.e., the chief executive officer);

•	an office holder (including a director) of the company (or a relative thereof); or

•	a member of the company’s independent accounting firm, or anyone on its behalf.

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

As of March 15, 2019, Clal Biotechnology Industries Ltd. beneficially owned or controlled, directly and indirectly, 34.7% of our issued and outstanding ordinary shares.

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

As of December 31, 2018, we had 73 employees, 61 based in Israel and 12 (including 1 full time service providers) based throughout Europe and employed by our German subsidiary. The total number of our full-time employees and the distribution of our employees according to main areas of activity, as of the end of each of the last three years, are set forth in the following table:

	As of December 31,
	2016	2017	2018
Department
Administrative	7	8	9
Research and development	22	26	24
Manufacturing	23	26	28
Sales and marketing	20	16	12
Total	72	76	73

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

The following table sets forth information with respect to the beneficial ownership of our shares as of March 15, 2019 by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. The percentage of shares beneficially owned is based on 27,178,839 ordinary shares outstanding as of March 15, 2019. We have deemed our ordinary shares subject to stock options that are currently exercisable or exercisable within 60 days of March 15, 2019 to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

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

Name of Beneficial Owner	Number of Shares Beneficially Held	Percentage of Class
Directors and Executive Officers
Stefan T. Wills	*	*
Ofer Gonen	*	*
Assaf Segal	*	*
Vickie R. Driver	*	*
Nissim Mashiach	*	*
Sharon Kochan	*	*
Gal Cohen(1)	381,202	1.4%
Sharon Malka	*	*
Lior Rosenberg(2)	1,945,322	7.1%
Carsten Henke	*	*
Ety Klinger	*	*
Yaron Meyer	*	*
All executive officers and directors as a group (11 persons)(3)	2,861,336	10.5%
Principal Shareholders
Clal Biotechnology Industries Ltd.(4)	9,429,555	34.7%
Wellington Management Group LLP(5)	3,432,542	12.6%
Migdal Insurance & Financial Holdings Ltd.(6)	2,126,058	7.8%
Yelin Lapidot(7)	1,703,081	6.3%

*	Less than 1%.
(1)
Shares beneficially owned consist of: (i) 131,102 ordinary shares held directly by Gal Cohen; and (ii) 250,100 ordinary shares issuable upon exercise of outstanding options that are currently exercisable or exercisable within 60 days of March 15, 2019.

(2)
As reported on a Schedule 13G/A filed on February 8, 2018, shares beneficially owned consist of: (i) 140,367 ordinary shares held directly by Prof. Rosenberg; (ii) 94,750 ordinary shares issuable upon exercise of outstanding options held directly by Prof. Rosenberg that are currently exercisable or exercisable within 60 days of March 15, 2019; and (iii) 1,710,205 ordinary shares held by L.R. Research and Development Ltd. in trust for the benefit of Prof. Rosenberg. Prof. Rosenberg is the sole shareholder of L.R. Research and Development Ltd.

(3)
Shares beneficially owned consist of 1,987,131 ordinary shares held directly or indirectly by such executive officers and directors and 874,205 ordinary shares issuable upon exercise of outstanding options that are currently exercisable or exercisable within 60 days of March 15, 2019.

(4)
As reported on a Schedule 13G/A filed on February 12, 2019, shares beneficially owned consist of: (i) 8,208,973 ordinary shares held by Clal Life Sciences, LP, whose managing partner is Clal Application Center Ltd., a wholly-owned subsidiary of CBI; and (ii) 1,220,582 ordinary shares held by CBI. As reported on a Schedule 13G/A filed on February 14, 2019 by Access Industries Holdings LLC, Access Industries Holdings LLC indirectly owns 100% of the outstanding shares of Clal Industries Ltd., which owns 47.17% of the outstanding shares of CBI. The address of Clal Industries Ltd. is the Triangular Tower, 3 Azrieli Center, Tel Aviv 67023, Israel and the address of Access Industries Holdings LLC is c/o Access Industries Inc., 40 West 57th Street, New York, New York 10019, United States.

(5)
As reported on a Schedule 13G/A filed on February 12, 2019, shares beneficially owned consist of 3,432,542 ordinary shares owned of record by clients of one or more investment advisers directly or indirectly owned by Wellington Management Group LLP. As reported on a Schedule 13G/A filed on February 12, 2019, of the 3,432,542 shares beneficially owned, Wellington Management Group LLP has shared voting power with respect to 3,128,149 ordinary shares and shared dispositive power with respect to all 3,432,542 ordinary shares; Wellington Group Holdings LLP has shared voting power with respect to 3,128,149 ordinary shares and shared dispositive power with respect to all 3,432,542 ordinary shares; Wellington Investment Advisors Holdings LLP has shared voting power with respect to 3,128,149 ordinary shares and shared dispositive power with respect to all 3,432,542 ordinary shares; and Wellington Management Company LLP has shared voting power with respect to 3,128,149 ordinary shares and shared dispositive power with respect to 3,326,736 ordinary shares. The address of Wellington Management Group is c/o Wellington Management Company LLP, 280 Congress Street, Boston, MA 02210.

(6)
As reported on a Schedule 13G/A filed on February 14, 2019, shares beneficially owned consist of: (i) 1,909,112 ordinary shares held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by direct and indirect subsidiaries of Migdal Insurance & Financial Holdings Ltd (“Migdal”), and (ii) 216,946 ordinary shares are beneficially held for their own account (Nostro account). Migdal is a widely held public company listed on the Tel Aviv Stock Exchange. The address of Migdal is 4 Efal Street, Petah Tikva 49512, Israel.

(7)
As reported on a Schedule 13G/A filed on February 14, 2019, shares beneficially owned consist of: 1,423,081 ordinary shares beneficially owned by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd., and (ii): 280,000 ordinary shares beneficially owned by Yelin Lapidot Provident Funds Management Ltd., each a wholly-owned subsidiary of Yelin Lapidot Holdings Management Ltd. (“Yelin Lapidot Holdings”), for the benefit of the members of the mutual funds. As reported on a Schedule 13G/A filed on February 14, 2019, Dov Yelin and Yair Lapidot each own 24.38% of the share capital and 25% of the voting rights of Yelin Lapidot Holdings, and are responsible for the day-to-day management of Yelin Lapidot Holdings. As reported on a Schedule 13G/A filed on February 14, 2019, each of Yelin Lapidot Mutual Funds Management Ltd. and Yelin Lapidot Provident Funds Management Ltd. operates under independent management and makes its own independent voting and investment decisions. The address of Yelin Lapidot Holdings is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

Changes in Ownership of Major Shareholders

Prior to our IPO in March 2014, CBI (and its affiliated entities, including Access Industries Holdings LLC) owned 9,789,555, or 63.4%, of our ordinary shares. As of March 15, 2019, primarily due to our issuance of ordinary shares, CBI’s (and its affiliated entities’) ownership of our ordinary shares decreased to 34.7%.

The beneficial ownership of our ordinary shares by other current major shareholders of our company has also fluctuated over the course of the past three years. The beneficial ownership of each of Migdal, Lior Rosenberg and Wellington Management Group LLP has been reported as follows as of the end of 2016, 2017 and 2018, respectively:

•	Migdal: 7.9%, 8.4% and 8.1%
•	Lior Rosenberg: 8.7%, 7.2% and 7.1%
•	Wellington Management Group LLP: 8.9%, 13.5% and 12.6%

The beneficial ownership of an additional current major shareholder—Yelin Lapidot (and its affiliated entities)—has increased over the last two years, going from 1,252,381 ordinary shares (5.7%) as of March 2017 to 1,432,381 ordinary shares (5.3%) and 1,703,081 ordinary shares (6.3%) as of the end of 2017 and 2018, respectively.

                Harel Insurance Investments & Financial Services Ltd., a former 5% shareholder of our company, ceased to hold 5% over the course of 2016, having dropped to 2.9% as of December 31, 2016.

Registered Holders

As of March 15, 2019, we had one holder of record of our ordinary shares in the United States, which is Cede & Co., the nominee of The Depository Trust Company. This shareholder held in the aggregate 57.2% of the 17,178,839 ordinary shares outstanding as of December 31, 2018. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

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

Registration Rights Agreement

We have entered into a registration rights agreement with certain of our shareholders (the “Registration Rights Agreement”). The Registration Rights Agreement replaces the shareholders’ right agreement, dated August 2, 2007, as amended on December 30, 2010, among us and certain of our shareholders. The Registration Rights Agreement provides that certain holders of our ordinary shares have the right to demand that we file a registration statement or request that their ordinary shares be covered by a registration statement that we are otherwise filing. On March 7, 2016, the SEC declared effective our shelf registration statement on Form F-3, which registered the resale of the 11,640,827 shares subject to registration rights. Under SEC rules, shelf registration statement terminated upon the third anniversary of its effectiveness. The registration rights will terminate on March 24, 2021. The registration rights are described in more detail under “ITEM 10.B. Articles of Association.”

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

Patent Purchase Agreement

In November 2010, we entered into a patent purchase agreement (the “Patent Purchase Agreement”), with LR. In accordance with the Patent Purchase Agreement, we acquired from LR a patent family covering an occlusive dressing system for use in the treatment of burns, which is not a part of NexoBrid, EscharEx or our pipeline product candidates, in consideration of our reimbursement of his costs of filing and obtaining the patents and a one-time payment, in a total amount of $88,000, and in addition, fixed annual payments of $30,000 for every 12 months until the expiration of the patent in May 2018.

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

In consideration for the LR License Agreement, we have agreed to make a one-time payment of $64,000 within 60 days following the receipt of marketing authorization with respect to products we develop pursuant to the LR License Agreement in the US or the EU. In addition, we undertook to pay royalties of 10% from net sales of product developed pursuant to the LR License Agreement and 10% of all consideration actually received by us from sublicensing the Licensed Products. In the event that a Competitor Product, as defined in the LR License Agreement, is marketed in certain territories, the royalty payments or sublicense fees paid by us to LR in that territory will be reduced to 5%.

Sub-Lease Agreement

In January 2018, we entered into a sub-lease agreement (the “Sub-Lease Agreement”), with Clal Life Sciences, L.P. (“CLS”), a subsidiary of CBI, our indirect parent company, which was amended in February 2019. Pursuant to the Sub-Lease Agreement, we currently sublease approximately 32,300 square feet of laboratory, office and clean room space from CLS and our yearly rent is $385,000. The Sub-Lease Agreement is scheduled to expire on October 30, 2022. The sub-lease agreement include an option to extend the lease period for additional 3 years at our sole discretion.

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

Options. Since our inception, we have granted options to purchase our ordinary shares to our officers and certain of our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition or change of control transactions. We describe our option plans under “ITEM 6.B. Compensation—2003 Israeli Share Option Plan” and “ITEM 6.B. Compensation—2014 Equity Incentive Plan.” If an executive officer is involuntarily terminated without cause or the executive officer voluntarily terminates his employment for good reason (as defined in the employment agreement), all options will immediately vest. Upon the consummation of a merger or acquisition transaction, an executive officer’s options will be assumed or substituted by the surviving company, if applicable, or, in the compensation committee’s sole discretion, will vest immediately or be amended, modified or terminated. Our compensation committee approved accelerated vesting in the case of a merger or an acquisition transaction for certain of our directors and executive officers with respect to the option grants dated December 23, 2015, June 22, 2017, January 16, 2018 and December 31, 2018.

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

On November 13, 2017, the Tel Aviv-Jaffa District Court issued a ruling in favor of the plaintiffs. The court ruled that we are obligated to purchase PolyHeal’s shares for approximately $6.75 million plus applicable interest (totaled in $7.5 million as of the ruling date), which represents the purchase price for the total number of shares that the PolyHeal Agreements contemplate would be acquired by the Company from the shareholders of PolyHeal. The Court ordered that we are obligated to purchase shares in PolyHeal from the plaintiffs, on the basis of their actual share holdings in PolyHeal as of January 15, 2013, for approximately $1.3 million plus applicable interest (totaled in $1.5 million as of the ruling date), within 15 days from the date of the Court’s ruling. On December 27, 2017, we filed an appeal to the Supreme Court over the said ruling, alleging, among other things, that the agreement according to which the ruling was granted was misinterpreted by the District Court. We further alleged that both the wording of the agreement and the conduct of the parties thereunder prove that our obligation to purchase PolyHeal’s shares was subject to the prior receipt of funds, which were never received, from Teva. On January 30, 2018, certain PolyHeal shareholders filed a cross appeal, alleging that they are entitled to receive from us a full repayment of their counsel’s fees in a sum equal to 12.5% of the consideration to be paid for their shares.

Accordingly, a full provision for the purchase price of the shares plus the accrued interest, totaling $7.5 million was recorded within the loss from discontinued operations in 2017 in respect of this claim, of which approximately $1.5 million was paid to plaintiffs in consideration for PolyHeal’s shares.

On March 24, 2019, we entered into the PolyHeal Settlement with the plaintiffs, which contingent upon the Supreme Court’s approval of the PolyHeal Settlement Agreement, settles any and all debts, obligations or liabilities that we and the plaintiffs had, has or may have to the other party under, in connection with or arising out of the transactions described above. Pursuant to the terms of this PolyHeal Settlement Agreement, the plaintiffs will repay to the company a non-material portion of the amount that was ruled in their favor under the 2017 Ruling, and the Israeli Supreme Court will approve and accept the appeal that was filed by us on December, 2017, cancel the 2017 Ruling that was issued by the District Court against us, and reject the Cross-Appeal. However, if the Israeli Supreme Court does not approve of the PolyHeal Settlement Agreement or refuses to take the actions requested from the court in the PolyHeal Settlement Agreement, these matters may result in the continuation of the existing litigation or new litigation or arbitration proceedings, any of which would materially increase our expenses and may disrupt our management’s focus on our business.  See “ITEM 3.D. Risk Factors—We may have liabilities under our former agreements with Teva Pharmaceutical Industries Ltd. and PolyHeal Ltd.”

On March 24, 2019, we entered into a settlement agreement and mutual general release (the “Teva Settlement Agreement”) with Teva, which contingent upon the Supreme Court’s approval of the PolyHeal Settlement Agreement, which settles any and all debts, obligations or liabilities that each party or any of its controlled affiliates had or has to the other party or any of its controlled affiliates under, in connection with or arising out of certain transactions and agreements entered into between us and Teva from 2007 to 2012 (collectively, the “Collaboration Agreements”), which have terminated effective as of December 31, 2012 and September 2, 2013, as applicable, and which related to NexoBrid, and PolyHeal, including the above PolyHeal milestone and certain payments, which are primarily reimbursement for development and manufacturing costs, that we believed were to be borne by Teva through the effective date of termination of such Collaboration Agreements in December 2012.

Pursuant to the terms of the Teva Settlement Agreement, Teva has agreed to pay us $4.0 million in cash, and to reduce the contingent consideration that is payable to Teva pursuant to the our repurchase of our shares from Teva in 2013, so that we will be obligated to pay Teva annual payments at a reduced rate of 15% of its recognized revenues from the sale or license of NexoBrid after January 1, 2019, up to a reduced aggregate amount of $10.2 million. In addition, we also agreed to indemnify, defend and hold harmless Teva and its controlled affiliates from and against claims relating to a certain milestone related to PolyHeal under an agreement associated with the Collaboration Agreements, up to an amount of $10 million, if a notice of such claim has been received by us prior to December 31, 2023.

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

No significant changes have occurred since December 31, 2018, except as otherwise disclosed in this annual report.

Item 9.	THE OFFER AND LISTING

A.	Listing Details

Our ordinary shares have been traded on Nasdaq under the symbol “MDWD”.

As of March 15, 2019, we had 9 holders of record of our ordinary shares. The actual number of shareholders is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees.

B.	Plan of Distribution

Not applicable.

C.	Markets

See “—Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Articles of Association

Our authorized share capital consists of 37,244,508 ordinary shares, par value NIS 0.01 per share, of which 27,178,839 shares are issued and outstanding as of March 15, 2019.

All of our outstanding ordinary shares are validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights.

Our prior articles were replaced in March 2014 by new articles of association and at which time all of our issued and outstanding preferred shares converted into ordinary shares. On June 2018, we amended the articles by increasing the share capital of the Company to NIS 372,445.08 divided into 37,244,508 of our ordinary shares. The description below is a summary of the material provisions of our new articles of association and of the Companies Law.

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

Anti-takeover measures under Israeli law

The Israeli Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. As of March 15, 2019, no preferred shares are authorized under our articles of association. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our articles of association, which requires the prior approval of the holders of a majority of the voting power attaching to our issued and outstanding shares at a general meeting. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Israeli Companies Law as described above in “—Voting Rights.”

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

General Corporate Tax Structure in Israel

Generally, Israeli companies are subject to a corporate tax on their taxable income. In 2017 the corporate tax rate was 24%. Effective January 1, 2018 and thereafter, the corporate tax rate is 23%. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Beneficiary Enterprise, a Preferred Enterprise or Technology Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing regular corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969 (the “Industry Encouragement Law”), provides several tax benefits for “Industrial Companies.”

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

The Investment Law was significantly amended several times during recent years, with the three most significant changes effective as of April 1, 2005 (the “2005 Amendment”), as of January 1, 2011 (the “2011 Amendment”), and as of January 1, 2017 (the “2017 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits. Prior to 2011, we did not utilize any of the benefits for which we were eligible under the Investment Law.

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

We currently have Beneficiary Enterprise programs under the Investments Law, which we believe will entitle us to certain tax benefits. The majority of any taxable income from our Beneficiary Enterprise programs (once generated) would be tax exempt for a period of ten years commencing in the year in which we will first earn taxable income relating to such enterprises, subject to the 12 year limitation from the year the company chose to have its tax benefits apply.

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

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the recipient in advance of a valid certificate from the Israeli Tax Authority allowing for reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign company and other conditions are met, the withholding tax rate will be 4% (or a lower under the tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the Israeli Tax Authority allowing for a reduced tax rate).

Taxation of Our Shareholders

Capital gains taxes applicable to non‑Israeli resident shareholders

A non‑Israeli resident (whether an individual or a corporation) who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel, will generally be exempt from Israeli capital gain tax so long as the shares were not held through a permanent establishment that the non‑resident maintains in Israel (and with respect to shares listed on a recognized stock exchange outside of Israel, so long as the particular capital gain is otherwise subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745‑1985. These provisions dealing with capital gain are not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income. However, non‑Israeli corporations will not be entitled to the foregoing exemption if Israeli residents (i) have a controlling interest of more than 25% in such non‑Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non‑Israeli corporation, whether directly or indirectly.

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

Taxation of non‑Israeli shareholders on receipt of dividends

Non‑Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% unless a relief is provided in a treaty between Israel and a shareholder's country of residence (provided that a certificate from the Israeli Tax Authority allowing for a reduced withholding tax rate is obtained in advance). With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding 12 months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether or not the recipient is a substantial shareholder), unless relief is provided in a treaty between Israel and the shareholder’s country of residence and provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance. However, a distribution of dividends to non‑Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Beneficiary Enterprise and 20% if the dividend is distributed from income attributed to a Preferred Enterprise, unless a reduced tax rate is provided under an applicable tax treaty, and provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance. For example, under the United States‑Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by an Approved Enterprise or Beneficiary Enterprise, that are paid to a U.S. corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise or Beneficiary Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for such a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, Beneficiary Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

A non‑Israeli resident who receives dividends from which tax was withheld, is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not derived from a business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and (iii) the tax payer is not obligated to pay the excess tax (as further explained below).

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 641,880 for 2018, which amount is linked to the annual change in the Israeli consumer price index, including but not limited to, dividends, interest and capital gain. In 2019, the additional tax will be at a rate of 3% on annual income exceeding NIS 649,560.

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

If you are a U.S. Holder, dividends paid to you with respect to our ordinary shares will generally be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

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

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

If you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other taxable disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other taxable disposition and your adjusted tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. The initial tax basis in an ordinary share generally will be equal to the cost of such ordinary share. Except with respect to foreign currency gain or loss, if you are a non‑corporate U.S. Holder, capital gain from the sale, exchange or other taxable disposition of ordinary shares is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year (i.e., such gain is long‑term capital gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

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

Based on our current estimates of our gross income and the estimated fair market value of our gross assets and the nature of our business, we do not believe we were classified as a PFIC for the taxable year ending December 31, 2018. However, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. Further, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC . There can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below) and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long‑term capital gains discussed above under “Distributions.” Certain elections may be available that would result in an alternative treatment (such as mark‑to‑market treatment) of our ordinary shares.

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

Foreign Currency Risk

The U.S. dollar is our functional and reporting currency. A portion of our expenses are denominated in Israeli shekels, accounting for approximately 28%, 40% and 45% of our expenses in the years ended December 31, 2016, 2017 and 2018, respectively. We also have expenses in other non‑dollar currencies, in particular the Euro, and for the next few years, we expect that the substantial majority of our revenue, if any, will be denominated in Euros from the sale of NexoBrid in the European Union. A devaluation of the shekel in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our expenses or payables that are payable in shekels, unless those expenses or payables are linked to the U.S. dollar. Conversely, any increase in the value of the shekel in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our unlinked shekel expenses, which would have a negative impact on our profit margins.

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

The following table presents information about the changes in the exchange rates of the shekel against the U.S. dollar and changes in the exchange rates of the Euro against the U.S. dollar:

	Change in	Exchange Rate
Period	Shekel against the U.S. dollar (%)	Euro against the U.S. dollar (%)
2014	(12.0)	(11.8)
2015	(0.3)	(10.4)
2016	1.5	(3.4)
2017	9.8	13.9
2018	(8.1)	(4.4)

A 10% increase (decrease) in the value of the NIS and Euro against the U.S. dollar would have decreased (increased) our net loss by approximately $0.1 million in 2018.

As we are marketing and sales of NexoBrid in Europe and clinical trials of NexoBrid outside the United States, we will continue to monitor exposure to currency fluctuations. We do not currently engage in currency hedging activities in order to reduce this currency exposure, but we may begin to do so in the future. Instruments that may be used to hedge future risks may include foreign currency forward and swap contracts. These instruments may be used to selectively manage risks, but there can be no assurance that we will be fully protected against material foreign currency fluctuations.

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

From the effective date of the registration statement and until December 31, 2018, we have used existing cash and the net proceeds from the offering, in the amount of approximately $23.2 million to expand our marketing infrastructure, $25.2 million on research and development and $28.5 million to maintain our manufacturing capabilities, for working capital and other general corporate purposes. Under the modified BARDA contract, BARDA has agreed to fund up to $56 million of the development costs of NexoBrid and we expect that almost all NexoBrid development programs, including clinical and non‑clinical development as well as regulatory submission, will be funded by BARDA. In addition, under the new BARDA contract, BARDA has agreed to fund up to $12 million of the development costs of NexoBrid for the treatment of Sulfur Mustard injuries under the Animal Rule. Therefore, we intend to use a portion of our proceeds raised during our IPO together with the net proceeds raised in our September 2017 follow‑on offering, to further advance our research and development activities, primarily the clinical development of EscharEx and the remainder, if any, for working capital and other general corporate purposes. See ITEM 4.B. Business Overview—BARDA Contract.” We may also use a portion of the net proceeds to make acquisitions or investments in complementary companies or technologies, although we do not have any agreement or understanding with respect to any such acquisition or investment at this time.

None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning 10% or more of any class of our equity securities, or to any of our affiliates, except as a compensation and general and administrative expenses.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a‑15(e) and 15d‑15(e) under the Exchange Act) as of December 31, 2018. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2018, our disclosure controls and procedures were effective.

Management Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a‑15(f) and 15d‑15(f) under the Exchange Act.

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2018.

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

Item 16. [Reserved]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Sharon Kochan qualifies as an “audit committee financial expert,” as defined under the U.S. federal securities laws and has the requisite financial experience defined by the Nasdaq Marketplace Rules. In addition, Sharon Kochan  is independent as such term is defined in Rule 10A‑3(b)(1) under the Exchange Act and under the listing standards of the Nasdaq Global Market.

Item 16B. CODE OF ETHICS

We have adopted a code of ethics and proper business conduct applicable to our executive officers, directors and all other employees. A copy of the code is delivered to every employee of MediWound Ltd. and its subsidiaries and is available to our investors and others on our website http://ir.mediwound.com/ or by contacting our investor relations department. Any waivers of this code for executive officers or directors will be disclosed through the filing of a Form 6‑K or on our website. We granted no waivers under our code of ethics in 2018.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We paid the following fees for professional services rendered Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, for the years ended December 31, 2018 and 2017:

	2017	2018
Audit Fees	$290,000	$160,000
Audit‑Related Fees	—
Tax Fees	—
Total	$290,000	$160,000

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

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17. FINANCIAL STATEMENTS

Not applicable.

Item 18. FINANCIAL STATEMENTS

See pages F‑2 through F‑40 of this annual report.

Item 19.  EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of the Registrant(2)
1.2	First Amendment to the Amended and Restated Articles of Association, effective as of June 12, 2014(6)
1.3	Second Amendment to the Amended and Restated Articles of Association, effective as of June 18, 2018
1.4	Memorandum of Association of the Registrant(3)
4.1	Form of Registration Rights Agreement by and among the Registrant and certain shareholders of the Registrant(3)
4.2	Form of Information Rights Agreement by and between Clal Biotechnology Industries Ltd. and the Registrant(3)
4.3	Founders and Shareholders Agreement, dated January 2001, by and among Clal Biotechnology Industries Ltd., L.R. R & D Ltd., Professor Lior Rosenberg and the Registrant(4)
4.4	Patent Purchase Agreement, dated November 24, 2010, by and between the Registrant and L.R. R & D Ltd.(4)
4.5	Form of Indemnification Agreement(3)
4.6	Supply Agreement, dated January 11, 2001, as amended, by and between the Registrant and Challenge Bioproducts Corporation Ltd.†(4)
4.7	License Agreement, dated September 22, 2000, as amended, by and between the Registrant and Mark Klein†(4)
4.8	2003 Israeli Share Option Plan(4)
4.9	2014 Equity Incentive Plan(3)
4.10	First Amendment to the 2014 Equity Incentive Plan, effective as of December, 2018
4.11	Letter Agreement, dated February 18, 2014, by and between the Registrant and Teva Pharmaceutical Industries Ltd.(3)
4.12	MediWound Ltd.’s Compensation Policy for Executive Officers and Directors(5)
4.13	BARDA Contract, dated September 29, 2015, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority†(7)
4.14	Modification to the BARDA Contract, dated October 7, 2015, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority(7)
4.15	Modification to the BARDA Contract, dated January 29, 2017, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority†(8)
4.16	Modification to the BARDA Contract, dated July 19, 2017, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority(1)
4.17	BARDA Contract, dated September 30, 2018, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority*
4.18	License Agreement, dated November 11, 2016 by and between the registrant and L.R. Research and Development Ltd.(8)
4.19	Unprotected Sub‑Lease Agreement, dated March 18, 2018, by and between the Registrant and Clal Life Sciences L.P. (unofficial English translation of Hebrew original) (1)
4.20	Addendum to Sub‑Lease Agreement, dated March 18, 2018, by and between the Registrant and Clal Life Sciences L.P. (unofficial English translation of Hebrew original)
4.21
Settlement Agreement and Mutual General Release, dated as of March 24, 2019, by and among Teva Pharmaceuticals Ltd. and MediWound Ltd. and Certain Indemnity in connection with Settlement Agreement dated as of March 24, 2019 by MediWound Ltd.

8.1	List of subsidiaries of the Registrant(4)
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a‑14(a) and 15d‑14(a) as adopted pursuant to §302 of the Sarbanes‑Oxley Act of 2002
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a‑14(a) and 15d‑14(a) as adopted pursuant to §302 of the Sarbanes‑Oxley Act of 2002
13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes‑Oxley Act of 2002, furnished herewith
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes‑Oxley Act of 2002, furnished herewith
15.1	Consent of Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm
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

*
Portions of this exhibit have been omitted pursuant to a request for confidential treatment by the Securities and Exchange Commission and the non-public information has been filed separately with the Securities and Exchange Commission.

(1)	Previously filed with the SEC on March 19, 2018 pursuant to the registrant’s Form 20-F and incorporated by reference herein.

(2)	Previously filed with the SEC on March 14, 2014 pursuant to a registration statement on Form F‑1 (File No. 333‑193856) and incorporated by reference herein.

(3)	Previously filed with the SEC on March 3, 2014 pursuant to a registration statement on Form F‑1 (File No. 333‑193856) and incorporated by reference herein.

(4)	Previously filed with the SEC on February 10, 2014 pursuant to a registration statement on Form F‑1 (File No. 333‑193856) and incorporated by reference herein.

(5)	Previously filed with the SEC on August 5, 2014 as Annex A to Exhibit 99.1 to the Registrant’s Form 6‑K and incorporated by reference herein.

(6)
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

(8)
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

MediWound Ltd.

Date: March 25, 2019	By: /s/ Sharon Malka
Sharon Malka
Chief Financial and Operation Officer

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018

Kost Forer Gabbay & Kasierer 144 Menachem Begin Rd. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and

Board of Directors of

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MediWound Ltd. and its subsidiaries (the “Company”) as of December 31, 2017 and 2018 and the related consolidated statements of comprehensive profit or loss, changes in  equity and cash flows for each of the three years in the period ended December 31, 2018 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2017 and 2018, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global
We have served as the Company‘s auditor since 2001.

Tel-Aviv, Israel
March 25, 2019

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2017	2018
CURRENT ASSETS:
Cash and cash equivalents	5	36,069	6,716
Short-term bank deposits	6	-	16,917
Trade receivables		369	560
Inventories	7	1,886	1,680
Other receivables	8, 22	3,196	6,840

		41,520	32,713
LONG-TERM ASSETS:
Long term deposits		56	48
Property, plant and equipment, net	9	1,924	2,020
Intangible assets, net	10	635	495

		2,615	2,563

		44,135	35,276
CURRENT LIABILITIES:
Trade payables and accrued expenses		3,251	2,715
Other payables	11, 22	2,182	2,182

		5,433	4,897
LONG‑TERM LIABILITIES:
Deferred revenues		988	1,158
Liabilities in respect of IIA grants	12,13	7,380	7,568
Contingent consideration for purchase of shares	13,15e,23b	14,381	6,330
Liability in respect of discontinued operation	19	6,003	6,003
Severance pay liability, net	14	330	348

		29,082	21,407
SHAREHOLDERS' EQUITY:	16
Ordinary shares of NIS 0.01 par value:
Authorized: 32,244,508 shares as of December 31, 2017 and 37,244,508 shares as of December 31, 2018; Issued and Outstanding 27,047,737 and 27,178,839 shares as of December 31, 2017 and 2018, respectively.		75	75
Share premium		138,992	139,637
Foreign currency translation adjustments		(38)	(25)
Accumulated deficit		(129,409)	(130,715)

		9,620	8,972

		44,135	35,276

The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE PROFIT OR LOSS

U.S. dollars in thousands (except of share and per share data)

		Year ended December 31,
	Note	2016	2017	2018

Revenues		1,558	2,496	3,401
Cost of revenues	20a	2,158	1,578	2,088

Gross profit (loss)		(600)	918	1,313

Operating expenses:

Research and development, gross		14,779	14,625	17,915
Participations by BARDA and IIA		(7,711)	(9,163)	(13,843)

Research and development, net of participations	20b	7,068	5,462	4,072
Selling and marketing	20c	8,403	5,362	4,188
General and administrative	20d	4,084	3,781	3,799
Other income from settlement agreement	23	-	-	(7,537)
Other expenses	20e	-	-	751

Total operating expenses		19,555	14,605	5,273

Operating loss		(20,155)	(13,687)	(3,960)

Financial income	20f	2,166	406	412
Financial expense	20f	(896)	(1,252)	(2,117)

Loss from continuing operations		(18,885)	(14,533)	(5,665)
Profit (loss) from discontinued operation	19,23b	-	(7,616)	4,608

Net loss		(18,885)	(22,149)	(1,057)

Other comprehensive income (loss):
Items to be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments		7	(29)	13

Total comprehensive loss		(18,878)	(22,178)	(1,044)

Basic and diluted net loss per share:	21
Basic and diluted net loss per share from continuing operations		(0.86)	(0.62)	(0.21)
Basic and diluted net profit (loss) per share from discontinued operations		-	(0.33)	0.17
Total Basic and diluted net loss per share		(0.86)	(0.95)	(0.04)

The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Share capital	Share premium	Foreign currency translation Adjustments	Accumulated deficit	Total Equity

Balance as of January 1, 2016	60	111,801	(16)	(88,375)	23,470

Loss for the period	-	-	-	(18,885)	(18,885)
Other comprehensive income	-	-	7	-	7
Total comprehensive (loss) income	-	-	7	(18,885)	(18,878)

Exercise of options	*	7	-	-	7
Share-based compensation	-	3,171	-	-	3,171

Balance as of December 31, 2016	60	114,979	(9)	(107,260)	7,770

Loss for the period	-	-	-	(22,149)	(22,149)
Other comprehensive loss	-	-	(29)	-	(29)
Total comprehensive (loss) income	-	-	(29)	(22,149)	(22,178)

Exercise of options	*	7	-	-	7
Issuance of ordinary shares of NIS 0.01 par value net of issuance expenses	15	22,643	-	-	22,658
Share-based compensation	-	1,363	-	-	1,363

Balance as of December 31, 2017	75	138,992	(38)	(129,409)	9,620

Accumulated effect of adopting IFRS 15	-	-	-	(249)	(249)

Balance as of January 1, 2018	75	138,992	(38)	(129,658)	9,371

Loss for the period	-	-	-	(1,057)	(1,057)
Other comprehensive income	-	-	13	-	13
Total comprehensive (loss) income	-	-	13	(1,057)	(1,044)

Exercise of options	*	-	-	-	*
Share-based compensation	-	645	-	-	645

Balance as of December 31, 2018	75	139,637	(25)	(130,715)	8,972

* Represents an amount lower than $1.
The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2017	2018

Cash Flows from Operating Activities:
Net loss	(18,885)	(22,149)	(1,057)

Adjustments to reconcile net loss to net cash used in continuing operating activities:

Adjustments to profit and loss items:
Loss (profit) from discontinued operation	-	7,616	(4,608)
Depreciation and amortization	589	567	577
Share-based compensation	3,171	1,363	645
Revaluation of liabilities in respect of IIA grants	(1,298)	229	287
Revaluation of contingent consideration for purchase of shares	(1,621)	351	758
Other income from settlement agreement	-	-	(7,537)
Increase in severance pay liability, net	125	111	19
Net financing income	(414)	(349)	(412)
Un-realized foreign currency (gain) loss	(94)	(185)	182
	458	9,703	(10,089)
Changes in asset and liability items:
Decrease (increase) in trade receivables	(107)	28	(211)
Decrease (increase) in inventories	873	(1,042)	206
Decrease (increase) in other receivables and long term deposits	33	(1,227)	(306)
Increase (decrease) in trade payables and accrued expenses	2,195	(135)	(536)
Decrease in other payables and deferred revenues	(1,012)	(70)	(161)
	1,982	(2,446)	(1,008)

Net cash used in continuing operating activities	(16,445)	(14,892)	(12,154)

Net cash used in discontinued operating activities	-	(1,563)	-

Net cash used in operating activities	(16,445)	(16,455)	(12,154)

The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended
	December 31,
	2016	2017	2018
Cash Flows from Investing Activities:

Purchase of property and equipment	(671)	(1,045)	(522)
Purchase of intangible assets	(30)	(30)	(12)
Interest received	407	349	106
Proceeds from (investments in) short term bank deposits, net	2,110	1,163	(16,612)

Net cash provided by (used in) investing activities	1,816	437	(17,040)

Cash Flows from Financing Activities:

Proceeds from exercise of options	7	7	*
Proceeds from issuance of shares, net	-	22,658	-
Proceeds from the IIA grants, net of re-payment	900	330	46

Net cash provided by financing activities	907	22,995	46

Exchange rate differences on cash and cash equivalent balances	86	226	(205)

Increase (decrease) in cash and cash equivalents from continuing activities	(13,636)	8,766	(29,353)
Decrease in cash and cash equivalents from discontinued activities	-	(1,563)	-
Balance of cash and cash equivalents at the beginning of the year	42,502	28,866	36,069

Balance of cash and cash equivalents at the end of the year	28,866	36,069	6,716

* Represents an amount lower than $1.
The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 1:	GENERAL

a.	General description of the Company and its operations:

MediWound Ltd. (the "Company" or "MediWound"), is a fully integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel products to address unmet needs in the fields of severe burns, chronic and other hard to heal wounds, connective tissue disorders and other indications.

The Company's innovative biopharmaceutical product, NexoBrid, received marketing authorization from the European Medicines Agency ("EMA") as well as the Israeli, Argentinean, South-Korean and Russian Ministries of Health, for removal of dead or damaged tissue, known as eschar, in adults with deep partial and full thickness thermal burns. The Company sells NexoBrid in Europe and in Israel through its commercial organizations and in other territories through local distributers.

The Company second investigational innovative product, EscharEx, is a topical biological drug being developed for debridement of chronic and other hard-to-heal wounds.

The Company has a contract with the U.S. Biomedical Advanced Research and Development Authority ("BARDA"), which was modified in July 2017, for the advancement of the development and manufacturing, as well as the procurement of NexoBrid, as a medical countermeasure as part of BARDA preparedness for mass casualty events. In September 2018, the Company has awarded additional contract with BARDA to develop NexoBrid for the treatment of Sulfur Mustard injuries as part of BARDA preparedness for mass casualty events (see Note 15d).

b.
The Company has two wholly owned subsidiaries: MediWound Germany GmbH, acting as Europe (“EU”) marketing authorization holder and EU sales and marketing arm and MediWound UK Limited, an inactive company. In addition, the Company owns approximately 8%  of PolyHeal Ltd., a private life sciences company ("PolyHeal").

c.
The Company's securities are listed for trading on NASDAQ since March 2014. In September 2017, the Company completed a follow-on public offering. A total of 5,037,664 new ordinary shares were issued in consideration to net proceeds of $22,658, after deducting underwriter’s discounts, commissions and other offering expenses (see Note 16).

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

b
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

c.	Functional currency, reporting currency and foreign currency:

1.	Functional currency and reporting currency:

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

The functional currency of the Company's subsidiary in Germany has been determined to be its local currency - the EURO. Assets and liabilities of this subsidiary are translated at year end exchange rates and its statement of operations items are translated using the averegae exchange rates at the quarter of which those items are recognized. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders' equity.

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

d.	Cash equivalents:

Cash equivalents are considered as highly liquid investments, including unrestricted short‑term bank deposits with an original maturity of three months or less from the date of deposit.

e.	Short-term bank deposits:

Short-term bank deposits have a maturity of more than three months, but less than one year, from the deposit date.

f.	Inventories:

Inventories are measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs. The Company periodically evaluates the condition and age of inventories and makes provisions for slow moving inventories accordingly.

Cost of inventories is determined as follows:

Raw materials	- At cost of purchase using the first-in, first-out method.

Finished goods	- On the basis of average standard costs including materials, labor and other direct and indirect manufacturing costs based on practical capacity.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Participation by governments support:

 (i)  Israeli Innovation Authority grants:

Government grants are recognized when there is reasonable assurance that the grants will be received and the Company will comply with the attendant conditions.

Research and development grants received from the Israeli Innovation Authority ("IIA"), are recognized upon receipt as a liability if future economic benefits are expected from the project that will result in royalty-bearing sales. In that event, the royalty obligation is treated as a contingent liability in accordance with IAS 37, "Provisions, Contingent Liabilities and Contingent Assets" ("IAS 37").

A liability for the grant is first measured at fair value (Level 3 of the fair value hierarchy)  using a discount rate that reflects a market interest rate. The difference between the amount of the grant received and the fair value of the liability is accounted for as a government grant and recognized as a deduction from research and development expenses. After initial recognition, the liability is measured at amortized cost using the effective interest method. Royalty payments are treated as a reduction of the liability.

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

h.	Leases:

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

Depreciation is calculated on a straight‑line basis over the useful life of the assets at annual rates as follows:
%
Office furniture	6-15
Electronic machinery and laboratory equipment	15-20
Computers	33
Leasehold improvements	See below

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

k.	Revenue recognition:

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

Deferred revenues include unearned amounts received from customers not yet recognized as revenues. As of December 31, 2018, the aggregate amount of the deffered revenue was $1,356, which is expected to be recognized over 12 years.

Effective of January 1, 2018, the Company adopted IFRS 15, "Revenue from Contracts with Customers" ("the Standard"). The Company elected to adopt the provisions of the Standard which replaces IAS 18, using the modified retrospective method with the application of certain practical expedients and without restatement of comparative data.

The new Standard introduces a five-step model that applies to revenue earned from contracts with customers:

Step 1: Identify the contract with a customer, including reference to contract combination and accounting for contract modifications.

Step 2: Identify the distinct performance obligations in the contract.

Step 3: Determine the transaction price, including reference to variable consideration, significant financing components, non-cash consideration and any consideration payable to the customer.

Step 4: Allocate the transaction price to the distinct performance obligations on a relative stand-alone selling price basis using observable prices, if s available, or using estimates and assessments.

Step 5: Recognize revenue when a performance obligation is satisfied, either at a point in time or over time.

The Company generates revenues from direct and indirect sales of its products and from license agreements with its distributors.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

1.	Revenue from the Sale of products:

Revenue from sale of goods is recognized in profit or loss at the point in time when the control of the goods is transferred to the customer, generally upon delivery of the goods to the customer.

2.	Revenue from distribution agreements with Multiple- element:

According to the new Standard, entities need to determine whether the licenses for intellectual property is a performance obligation which is distinct from other goods and services included in the contract. An analysis of the Company's contracts with its distributors indicates that in the majority of contracts, the Company grants its distributors a right to access its intellectual property as it exists throughout the license period. Accordingly, the Company recognizes revenue from the granting of licenses over the license period, which is identical to the legacy accounting treatment.

In addition, in accordance with terms of some license agreements, the Company is entitled for up-front payments which are accounted for as deferred revenues and recognized in profit and loss over the license period.  According to the new Standard, when long-term advances (exceeding one year) are received for a future service, the Company is required to accrue interest and recognize finance expense on the advances over the period of the contract. Under the legacy revenue recognition guidance the Company did not recognize finance expenses in respect of deferred revenue.

On January 1, 2018, the Company adopted the new standard for all its distribution agreements at the date of initial application, with the cumulative effect of applying the new guidance recognized as an adjustment to the opening retained earnings balance. Results for reporting periods beginning after January 1, 2018 are presented under the new guidance, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior period. The Company recorded a net increase to opening accumulated deficit of $249 as of January 1, 2018 due to the cumulative impact of adopting the new guidance and an increase of deferred revenues by $249.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table summarizes the impacts of adopting IFRS 15 on the Company’s statement of financial position as of December 31, 2018 and its consolidated statements of comprehensive loss for the period ended December 31, 2018 for each of the line items affected.

Impact on the condensed consolidated statement of financial position:

	As reported	Adjustments	Amounts without adoption of IFRS 15

Deferred revenues*	1,356	(369)	987

Accumulated deficit	(130,715)	369	(130,346)

* Comprised of short term deferred revenues classified in other payable and long term deferred revenues.

Impact on the condensed consolidated statements of comprehensive loss for the year ended December 31, 2018:

	As reported	Adjustments	Amounts without adoption of IFRS 15

Revenues	3,401	(44)	3,357
Financial expense	(2,117)	164	(1,953)
Net loss	(1,057)	120	(937)
Total Basic and diluted net loss per share	(0.04)	(0.0)	(0.04)

l.	Research and development expenses:

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

Effective of January 1, 2018 the Company adopted IFRS 9, "Financial Instruments" ("the Standard"), which replaced IAS 39. The Company elected to adopt the provisions of the Standard retrospectively without restatement of comparative data.

1.	Financial assets:

Financial assets are classified, at initial recognition, and subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

Receivable:

The Company has receivables that are financial assets with fixed or determinable payments that are not quoted in an active market.

2.	Financial liabilities:

Financial liabilities within the scope of IFRS 9 are initially measured at fair value.

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

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement is based on the assumption that the transaction will take place in the asset's or the liability's principal market, or in the absence of a principal market, in the most advantageous market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

4.          Classification of financial instruments by fair value hierarchy:

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

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

The contingent consideration liability for purchase of shares is measured at fair value(Level 3 of the fair value hierarchy)  and initially recorded against equity. Subsequent changes in the fair value are recognized in profit or loss.

o.	Provisions:

A provision in accordance with IAS 37 is recognized when the Company has a present (legal or constructive) obligation as a result of a past event, it is expected to require the use of economic resources to clear the obligation and a reliable estimate has been made.

The Company accounts for this obligation as a liability on the balance sheet in an amount equal to the fair value of the future royalty payments. In order to determine the fair value, the Company estimated the amount and timing of the future payments based on our projected results of operations.

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

A discontinued operation is a component of the Company that either has been disposed of or is classified as held for sale. Disposal group to be abandoned meets the criteria for being a discontinued operation at the date of which it ceases to be used. The operating results relating to the discontinued operation are separately presented in the consolidated statements of comprehensive profit or loss.

s.	Loss per share:

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

The effects of the adoption of the new Standard are as follows:

•
According to the new Standard, lessees are required to recognize all leases in the statement of financial position (excluding certain exceptions, see below). Lessees will recognize a liability for lease payments with a corresponding right-of-use asset, similar to the accounting treatment for finance leases under the existing standard, IAS 17, "Leases". Lessees will also recognize interest expense and depreciation expense separately.

•
Variable lease payments that are not dependent on changes in the Consumer Price Index ("CPI") or interest rates, but are based on performance or use are recognized as an expense by the lessees as incurred and recognized as income by the lessors as earned.

•
In the event of change in variable lease payments that are CPI-linked, lessees are required to remeasure the lease liability and record the effect of the remeasurement as an adjustment to the carrying amount of the right-of-use asset.

•	The accounting treatment by lessors remains substantially unchanged from the existing standard, namely classification of a lease as a finance lease or an operating lease.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (Cont.)

•
The new Standard includes two exceptions which allow lessees to account for leases based on the existing accounting treatment for operating leases - leases for which the underlying asset is of low financial value and short-term leases (up to one year).

The new Standard is effective for annual periods beginning on or after January 1, 2019.

The new Standard permits lessees to use one of the following approaches:

1.
Full retrospective approach - according to this approach, a right-of-use asset and the corresponding liability will be presented in the statement of financial position as if they had always been measured according to the provisions of the new Standard. Accordingly, the effect of the adoption of the new Standard at the beginning of the earliest period presented will be recorded in equity. Also, the Company will restate the comparative data in its financial statements. Under this approach, the balance of the liability as of the date of initial application of the new Standard will be calculated using the interest rate implicit in the lease, unless this rate cannot be easily determined in which case the lessee's incremental borrowing rate of interest on the commencement date of the lease will be used.

2.
Modified retrospective approach - this approach does not require restatement of comparative data. The balance of the liability as of the date of initial application of the new Standard will be calculated using the lessee's incremental borrowing rate of interest on the date of initial application of the new Standard. As for the measurement of the right-of-use asset, the Company may choose, on a lease-by-lease basis, to apply one of the two following alternatives:

•	Recognize an asset in an amount equal to the lease liability, with certain adjustments.

•	Recognize an asset as if the new Standard had always been applied.

Any difference arising on the date of first-time recorded in equity.

The Company believes that it will apply the modified retrospective approach upon the initial adoption of the new Standard by measuring the right-of-use asset at an amount equal to the lease liability, as measured on the transition date.

The Company has a substantial number of lease contracts, mainly leases of Vehicles and  laboratory, office and clean room spaces  (see also Note 15g). In assessing the impact of the new Standard on the financial statements, the Company is evaluating the following matters:

•
Options to extend the lease- according to the new Standard, the non-cancellable period of a lease includes periods that are covered by options to extend the lease if the lessee is reasonably certain to exercise the option. The Company is reviewing whether such options exist in its lease agreements and whether it is reasonably certain that it will exercise the options. As part of its assessment, the Company is evaluating all relevant facts and circumstances that create an economic incentive to exercise the option, including significant leasehold improvements that have been or are expected to be undertaken, the importance of the underlying asset to the Company's operations and past experience in connection with the exercise of such options.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (Cont.)

•
Separation of lease components - according to the new Standard, all lease components within a contract should be accounted for separately from non-lease components. A lessee is allowed a practical expedient according to which it can elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for them as a single lease component. The Company is reviewing whether such non-lease components, such as management and maintenance services, exist in its current lease contracts and whether the above practical expedient should be applied to each class of underlying asset.

•
Incremental interest rate - the Company estimates the incremental interest rate to be used for measuring the lease liability and right-of-use asset on the date of initial adoption of the new Standard, based on the lease term and nature of the leased asset.

The Company is also evaluating the need for making adjustments to its information systems, internal control, policies and procedures that will be necessary in order to apply the provisions of the new Standard.

The Company estimates that the effect of the initial adoption of the new Standard as of January 1, 2019, is expected to result in an increase in the Company's total assets and liabilities of approximately $ 2,500 and  no change in its equity.

Moreover, the effect of the initial adoption of the new Standard in 2019 is expected to result in a decrease in the Company's lease expenses of approximately $ 590 and an increase in the Company's depreciation and finance expenses of approximately $ 530 and $ 150, respectively. The total effect of the initial adoption of the new Standard in 2019 is expected to result in a decrease of approximately $ 60 in operating expenses and a increase of approximately $ 90  in net loss.

In addition, as a result of the adoption of the new Standard, in 2019, the Company's cash flows from operating activities are expected to decrease by approximately $ 590 and its cash flows from financing activities are expected to increase by approximately $ 590.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 5:-	CASH AND CASH EQUIVALENTS

	December 31,
	2017	2018

USD cash for immediate withdrawal	26,700	5,336
Non-USD cash for immediate withdrawal	9,369	1,380

	36,069	6,716

NOTE 6:-	SHORT-TERM BANK DEPOSITS

	December 31,
	2017	2018

USD bank deposits (1)	-	16,828
IL restricted bank deposits (2)	-	89

	-	16,917

(1)	The USD deposits bear annual interest of 2.34%-2.60% for the period of 148-328 days for 2018.
(2)	As of December 31, 2018, the Company had an amount of $ 89 that was restricted by the bank and may be used only when certain conditions are met.

NOTE 7:-	INVENTORIES

	Year ended December 31,
	2017	2018

Raw materials	339	432
Finished goods	1,547	1,248

	1,886	1,680

NOTE 8:-	OTHER RECEIVABLES

	Year ended December 31,
	2017	2018

Government authorities	226	126
BARDA funds	2,175	2,524
Prepaid expenses and other	129	132
Former shareholder, net (see Note 15e) *	666	4,000
Related parties	-	58

	3,196	6,840

* The 2018 balance includes $1,517 receivable in respect of discouninued operation ( see Note 23b).

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 9:-	PROPERTY, PLANT AND EQUIPMENT, NET

Balance as of December 31, 2018:

	Office furniture	Electronic machinery and laboratory equipment	Computers	Leasehold improvements	Total
Cost
Balance as of January 1, 2018	248	3,561	139	2,120	6,068
Disposals	(7)	-	(55)	-	(62)
Additions	7	493	19	3	522
Foreign currency translation	(5)	-	(1)	-	(6)

Balance as of December 31, 2018	243	4,054	102	2,123	6,522

Accumulated Depreciation

Balance as of January 1, 2018	154	1,802	93	2,095	4,144
Disposals	(7)	-	(55)	-	(62)
Additions	18	351	33	23	425
Foreign currency translation	(4)	-	(1)	-	(5)

Balance as of December 31, 2018	161	2,153	70	2,118	4,502

Depreciated cost as of December 31, 2018	82	1,901	32	5	2,020

Balance as of December 31, 2017:

	Office furniture	Electronic machinery and laboratory equipment	Computers	Leasehold improvements	Total
Cost
Balance as of January 1, 2017	227	2,551	185	2,120	5,083
Disposals	-	-	(74)	-	(74)
Additions	9	1,010	26	-	1,045
Foreign currency translation	12	-	2	-	14

Balance as of December 31, 2017	248	3,561	139	2,120	6,068

Accumulated Depreciation

Balance as of January 1, 2017	126	1,508	118	2,057	3,809
Disposals	-	-	(74)	-	(74)
Additions	20	294	47	38	399
Foreign currency translation	8	-	2	-	10

Balance as of December 31, 2017	154	1,802	93	2,095	4,144

Depreciated cost as of December 31, 2017	94	1,759	46	25	1,924

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 10:-      INTANGIBLE ASSETS, NET

Balance as of December 31, 2018

License and Knowhow
Cost
Balance as of January 1, 2018	1,526
Additions	12
Balance as of December 31, 2018	1,538

Accumulated Amortization
Balance as of January 1, 2018	891
Additions	152
Balance as of December 31, 2018	1,043

Amortized cost
Balance as of December 31, 2018	495

Balance as of December 31, 2017

License and Knowhow
Cost
Balance as of January 1, 2017	1,496
Additions	30
Balance as of December 31, 2017	1,526

Accumulated Amortization
Balance as of January 1, 2017	723
Additions	168
Balance as of December 31, 2017	891

Amortized cost
Balance as of December 31, 2017	635

Intangible assets include exclusive licenses to use patents, know-how and intellectual property for the development, manufacturing and marketing of products related to burn treatments and other products in the field of wound care. These licenses were purchased from third parties and from one of the Company's shareholders (see Note 15c).

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 11:-	OTHER PAYABLES

	Year ended December 31,
	2017	2018

Employees and payroll accruals	1,621	1,532
Current maturities of IIA grants	57	146
Related parties	324	227
Deferred revenues	131	198
Other	49	79

	2,182	2,182

NOTE 12:-	LIABILITIES IN RESPECT OF IIA GRANTS

	Year ended December 31,
	2017	2018

Balance as of January 1	6,888	7,437
Grants received	401	93
Royalties	(81)	(103)
Amounts carried to Profit or Loss	229	287
Balance as of Decmber 31	7,437	7,714

Current maturities	(57)	(146)

Long term liabilities in respect of IIA grants	7,380	7,568

The Company is committed to pay royalties to the IIA up to the total grants received plus the applicable accrued interest. The total amount of grants actually received by the Company from the IIA including accrued LIBOR interest, net of royalties as of December 31, 2018 is approximately $ 13,692, while the amortized cost of this liability as of that date is $ 7,714, using the interest method.

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

	December 31,
	2016	2017	2018

Sensitivity test to changes in NIS and EURO exchange rates
Gain (loss) from change:
5% increase in exchange rate	$11	$346	$31
5% decrease in exchange rate	$(11)	$(346)	$(31)

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 13:-	FINANCIAL INSTRUMENTS (Cont.)

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

In consideration for this exclusive license, the Company paid an aggregate amount of $ 950 following the achievement of certain development milestones as set forth in the agreement. In addition, the Company undertook to pay royalties of 1.5% to 2.5% from future revenues from sales of products which are based on this patent for a period ranging between 10 to 15 years from the first commercial delivery in a major country, and thereafter the Company will have a fully paid-up royalty-free license for these patents. In addition, royalties will be paid at the rate of 10% - 20% from sub-licensing of such patents. Moreover, the Company agreed to pay a one-time lump-sum amount of $ 1,500 when the aggregate revenues based on these patents reach $ 100,000. The amount of royalty payments for the years 2016, 2017 and 2018 amounted to $ 57, $ 48 and $ 72, respectively.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 15:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

b.
Under the Research and Development Law, (the "R&D Law") the Company undertook to pay royalties of 3%  on the revenues derived from sales of products or services developed in whole or in part using IIA grants. The maximum aggregate royalties paid generally cannot exceed 100% of the grants received by the Company, plus annual interest generally equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. The royalty amount payable by the Company as of December 31, 2018 is approximately $ 13,692, which represents the total amount of grants actually received by the Company from the IIA including accrued interest, net of royalties actually paid by the Company (see also Note 12).

c.
On November 24, 2010, the Company signed an agreement with one of its shareholders, to purchase a patent for the production and sale of related products for the treatment of burns. In consideration for the transfer and assignment of all rights and title relating to the patent, the Company paid a one-time payment in the amount of $ 88 and undertook to pay annual fixed payments in the amount of $ 30 as long as the patent is valid in the US and/or in any EU member country. The patent expired in May 2018.

d.
The Company has a contract with BARDA, which was modified in July 2017, for the advancement of the development and manufacturing, as well as the procurement of NexoBrid, as a medical countermeasure as part of BARDA preparedness for mass casualty events. The modified contract includes approximately $ 56,000 of funding to support development activities to complete the U.S. Food and Drug Administration (FDA) approval process for NexoBrid for use in thermal burn injuries, as well as approximately $ 16,500 for procurement of NexoBrid, which is contingent upon FDA Emergency Use Authorization (EUA) and/or FDA marketing authorization for NexoBrid. In addition, the contract includes options for further funding of up to approximately $ 10,000 for expanding NexoBrid’s indications and of up to approximately  $ 50,000 for additional procurement of NexoBrid.

As of December 31, 2018 the Company recorded accumulated $ 28,032 in funding from BARDA under this contract.

In September 2018, the Company has awarded additional contract with BARDA to develop NexoBrid for the treatment of Sulfur Mustard injuries as a medical countermeasure as part of BARDA preparedness for mass casualty events.

The contract provides approximately $ 12,000 of funding to support research and development activities up to pivotal studies in animals under the U.S. Food and Drug Administration (FDA) Animal Rule. The contract also contains options for additional funding of up to approximately  $31,000 for additional development activities, animal pivotal studies, and the FDA Biologics License Application (BLA) submission for approval of NexoBrid for the treatment of Sulfur Mustard injuries

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 15:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

As of December 31, 2018 the Company recorded accumulated $ 137 in funding from BARDA under this contract.

e.	Contingent consideration for purchase of shares:

Beginning in 2007, the Company entered into a number of agreements with Teva Pharmaceutical Industries Limited (“Teva”) related to collaboration in the development, manufacturing and commercialization of solutions for the burn and chronic wound care markets. In consideration for these agreements, Teva made investments in the Company's ordinary shares and agreed to fund certain research and development expenses and manufacturing costs and perform all marketing activities for both NexoBrid, under the 2007 Teva Agreement, and the PolyHeal Product, under the 2010 PolyHeal Agreements (see also Note 19a). As of December 31, 2012, all of these agreements were terminated.

         On September 2, 2013, in accordance with the terms of the Teva Shareholders’ Rights Agreement, the Company exercised its rights to repurchase all of its shares held by Teva, and purchased 755,492 ordinary shares, in consideration for an obligation to pay Teva future royalty payments of 20% of the Company’s revenues from the sale or license of NexoBrid up to a total amount of $ 30,600 and from the sale or license of the PolyHeal Product up to a total amount of $ 10,800. The obligation to pay Teva future royalty payments no longer includes amounts from the sale or license of the PolyHeal Product since the license to the PolyHeal Product has expired.

The total amortized cost of the future royalty obligation to Teva were initially accounted at their estimated fair value at the exercise date on September 2, 2013, using a discounted cash flow model based on sales projections. Subsequent changes in this liability are recorded in profit or loss within financial income of financial expenses.

Accordingly, the liability was remeasured to $ 14,381 and $ 14,460 as of December 31, 2017 and 2018, respectivaly, as a result of a revaluation in the amount of $ 351 and $ 758, in 2017 and 2018, respectivaly, which was recorded within financial expenses.

Pursuant to a Settlement Agreement with Teva entered in March 2019, the fair value of the revised future royalty obligation to Teva was estimated at $ 6,330 as of December 31, 2018 using a discounted cash flow model based on sales projections.

As a result of Teva Settlement Agreement, a one-time net income of $ 7,537 was recorded as other income from settlement agreement and a one-time income of $ 4,608 was recorded within the profit from discontinued operation in the fourth quarter and the year ending December 31, 2018 (see Note 23b).

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

On September 15, 2014, a Statement of Claim was filed against the Company by some shareholders of Polyheal (the "Plaintiffs"). The Plaintiffs allege that the Company is obligated to pay them a total amount of $1,475 in exchange for their respective portion of PolyHeal's shares, following the commencement of a feasibility study for the next generation of the PolyHeal Product in November 15, 2012, which constituted a milestone under a buyout option agreement between the Company, PolyHeal and its shareholders.

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

Accordingly, on Novemeber 12, 2017 a full provision for the shares purchase price plus the accrued interest, totaled $7,500 was recorded within the loss from discontinued operation in respect of this claim, of which approximately $1,497 was paid in December 2017 to plaintiffs in consideration for PolyHeal's shares. In addition, the Company born legal expenses totaled $116 for the year ended on December 31, 2017.

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

In March 2019 the Company entered into a Settlement Agreement with the plaintiffs, which,  contingent upon the Israeli Supreme Court's approval of the settlement agreement, will result in the acceptance of our appeal by the Supreme Court and the cancellation of the 2017 ruling that was issued by the District Court against MediWound (see also Note 23a).

g.	Operating Lease Agreements:

1.
The Company's offices and its production facility in Israel are located in a building that the Company leases from its Parent Company, in accordance with a sub-lease agreement. The Company subleases approximately 3,000 square meters of laboratory, office and clean room space at a monthly rent fee of NIS 116,000 (approximately $31). This sub-lease agreement which was amended on January 1, 2019, expires in October 2022 and provides with 3 years extantion period at the sole discretion of the Company.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 15:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

The Company's subsidiary offices are located in Germany. The monthly rent fee is currently €2,800 (approximately $3) and the lease agreement expires on April 30, 2022.

2.
The Company and its subsidiary have operating lease agreements for 16 vehicles for a period of three years. As of December 31, 2018, the Company deposited $ 39 in respect of the vehicles operating leases.

3.	Minimum future lease fees for both agreements as of December 31, 2018 are as follows:

2019	592
2020	476
2021	426
2022	330
1,824

NOTE 16:-	EQUITY

a.	Share capital

	Year ended December 31,
	2017	2018

Authorized number of shares	32,244,508	37,244,508

Issued and outstanding number of shares	27,047,737	27,178,839

b.	Rights attached to shares:

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

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 17:-	SHARE‑BASED COMPENSATION

a.	Expense recognized in the financial statements:

The expenses that was recognized for services received from employees and directors is as follows:

	Year ended December 31,
	2016	2017	2018
Cost of revenues	504	188	71
Research and development	752	488	181
Selling and marketing	765	204	63
General and administrative	1,150	483	330

Total share-based compensation	3,171	1,363	645

b.	Share-based payment plan for employees and directors:

The Company has reserved for issuance stock options and restricted stock units ("RSUs") at  total of 2,988,617 ordinary shares. As of December 31, 2018, 579,535 ordinary shares of the Company were still available for future grant. Any options or RSUs, which are forfeited or not exercised before expiration, become available for future grants.

Options granted under the Company's 2003 Israeli Share Option Plan ("Plan") are exercisable in accordance with the terms of the Plan, within 5-10 years from the date of grant, against payment of an exercise price or cashless exercise. The options generally vest over a period of 3-4 years.

In March 2014, the Company adopted and obtained shareholder approval for its 2014 Equity Incentive Plan (the “2014 Plan”). Options and RSU's granted under the Company's 2014 Plan are exercisable in accordance with the terms of the Plan. Options are exercisable within 5-10 years from the date of grant, against payment of an exercise price or cashless exercise and share units are granted immediately upon vesting of the RSU's. The options and the RSU's generally vest over a period of 3-4 years.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 17:-	SHARE‑BASED COMPENSATION (Cont.)

c.	Share options activity:

The following table lists the number of share options, the weighted average exercise prices of share options and changes that were made in the option plan to employees and directors

	2016		2017		2018
	Number of options	Weighted Average Exercise price	Number of options	Weighted Average Exercise price	Number of options	Weighted Average Exercise price

Outstanding Options at beginning of year	2,313,224	9.35	2,181,075	9.62	1,934,735	10.02
Option's Granted	47,500	8.56	40,000	6.72	665,000	5.12
Option's Exercised	(80,149)	0.09	(79,624)	0.09	(208,332)	2.63
Option's Forfeited	(99,500)	10.80	(206,716)	8.93	(78,154)	9.06

Outstanding options and at end of year	2,181,075	9.62	1,934,735	10.02	2,313,249	9.31

Option's Exercisable at end of year	1,401,866	9.35	1,562,235	10.25	1,475,451	11.23

The following table summarizes information about share options outstanding as of December 31, 2018:

	Options and outstanding as of December 31, 2018
Range of exercise prices ($ )	Number of options	Weighted Average Remaining contractual life	Weighted average exercise price

4.63 ‑ 5.15	665,000	9.65	5.12
7.26 ‑ 9.82	829,349	5.69	9.08
12.89 ‑ 13.76	818,900	4.92	12.94
Total	2,313,249	6.56	9.31

             The following table summarizes information about RSU's outstanding as of December 31, 2018:

RSU's 2018

Outstanding at beginning of year	-
Granted	95,833
Forfeited	-
Vested	-

Outstanding at the end of the period	95,833

RSU's Exercisable at end of year	-

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 17:-	SHARE‑BASED COMPENSATION (Cont.)

The fair value of the options and RSU's granted to employees and directors at the grant date for the years ends December 31, 2016, 2017 and 2018 was $193, $172 and $1,650, respectively.

1.
On June 9, 2016, the shareholders' general meeting of the Company approved to extend the exercise period of certain options previously granted to the CEO. The Fair Value of the extension of the Options, as of the modification date, was estimated at approximately $39.

2.
On June 22, 2017, the Company's Board of Directors approved the grant of 40,000 options to purchase ordinary shares under the Plan, for an exercise price of $ 6.72 per share to certain new Board members of the Company. The fair value of the options granted, as of the grant date, was estimated at approximately $172.

3.
On February 22, 2018, the general meeting of the Company approved to extend the exercise period of 208,332 options previously granted to CEO and in addition approved the grant of 40,000 options to purchase the Company's ordinary shares, for an exercise price of $ 4.63 per share, to certain of its directors. The fair value of the extended options was estimated at approximately $98 and the new options granted, as of the grant date, was estimated at approximately $76.

4.	On June 27, 2018, a total of 208,332 options which were previously granted to the Company's CEO were exercised into 131,102 ordinary shares using cashless exercise mechanism.

5.
On December 31, 2018, the Company's Board of Directors approved the grant of 625,000 options to purchase ordinary shares, for an exercise price of $ 5.15 per share, and the grant of 95,833 RSU's to its employees. The fair value of the options and RSU's granted, as of the grant date, was estimated at approximately $1,261 and $389, respectivaly.

d.
The fair value of the Company's share options granted to employees and directors for the years ended December 31, 2016, 2017 and 2018 was estimated using the binomial option pricing models using the following assumptions:

	December 31,
	2016	2017	2018

Dividend yield (%)	0	0	0
Expected volatility of the share prices (%)	72	63	44-54
Risk‑free interest rate (%)	0.28-2.0	1.22-2.15	1.63-2.69
Early exercise factor (%)	100-150	150	100-150
Weighted average share prices (Dollar)	8.56	7.80	4.07

The expected share price volatility is based on the historical equity volatility of the share prices of comparable companies that are publicly traded, as there is no sufficient historical trading data for the Company.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 18:-	TAXES ON INCOME

a.	The Company operates in two main tax jurisdictions: Israel and Germany. As such, the Company is subject to the applicable tax rates in the jurisdictions in which it conducts its business.

b.	Corporate tax rates in Israel:

•	The Israeli corporate income tax rate was 23% in 2018, 24% in 2017 and 25% in 2016.

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

     The statutory corporate tax rate in Germany was 29.79%  in 2018, 30.53% in 2017 and 29.72% in 2016.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 18:-	TAXES ON INCOME (Cont.)

d.	Final tax assessments:

The Company has finalized its tax assessments through the 2012 tax year.

The Company's subsidiary has not received a final tax assessment since its incorporation.

e.	Net operating carryforward losses for tax purposes and other temporary differences:

As of December 31, 2018, the Company had carryforward losses and other temporary differences mainly from R&D expenses together amounting to approximately $133,000.

f.	Deferred taxes:

The Company did not recognize deferred tax assets for carryforward losses and other temporary differences because their utilization in the foreseeable future is not probable.

g.	Current taxes on income:

The Company did not record any current taxes for the years ended December 31, 2016, 2017 and 2018 as a result of its carryforward losses.

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

c.
Following the termination of the Company's collaborations with Teva under the 2010 PolyHeal Agreement, the Company's exclusive license for the PolyHeal Product expired in September 2013. As a result of the expiration of the PolyHeal license, the Company accounted for the operation related to PolyHeal as a discontinued operation in accordance with IFRS accounting standard 5, “Non-current Assets Held for Sale and Discontinued Operations" and the Company has fully impaired the license for the PolyHeal Product.

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

On September 15, 2014, a Statement of Claim was filed against the Company by some shareholders of Polyheal and on November 12, 2017, the Tel Aviv District Court issued its ruling. During December 2017, the Company paid approximately $1,497 in consideration for PolyHeal's shares. Since the Company believes that the carrying amount of its royalty rights arising from the Company's ownership of shares of Polyheal would not be recoverable, a full impairment of these royalty rights is included within the loss from discontinued operation for the year ended December 31, 2017. In addition, the Company born legal expenses totaled $116 for the year ended December 31, 2017.

As of December 31, 2017, the Company recorded a full provision of $6,003 which represents the purchase price for the residual number of shares that the 2010 PolyHeal Agreements contemplate would be acquired by the Company from the shareholders of PolyHeal plus accrued interest. On December 27, 2017 the Company filed an appeal (see Note 15f).

In March 2019 the Company entered into a Settlement Agreement with the plaintiffs,which, contingent upon the Israeli Supreme Court's approval of the settlement agreement, will result in the acceptance of our appeal by the Supreme Court and the cancellation of the 2017 ruling that was issued by the District Court against MediWound (see also Note 23a).

As a result of a Settlement Agreement signed with the Teva in March 2019 (see also Note 23b), a one-time net income of $4,608 was recorded within the profit from discontinued operation in the fourth quarter and full year ending December 31, 2018.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 20:-	SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF COMPREHENSIVE PROFIT OR LOST

a.	Cost of revenues:

	Year ended December 31,
	2016	2017	2018

Salary and benefits (including share-based compensation)	2,112	2,073	2,212
Subcontractors	66	121	72
Depreciation and amortization	475	457	474
Cost of materials	410	535	468
Other manufacturing expenses	892	989	783
Decrease (increase) in inventory of finished products	780	(999)	299
Allotment of manufacturing costs to R&D	(2,577)	(1,598)	(2,220)

	2,158	1,578	2,088

b.	Research and development expenses, net of participations:

	Year ended December 31,
	2016	2017	2018

Salary and benefits (including share-based compensation)	3,171	3,840	3,703
Subcontractors	8,517	8,780	11,423
Depreciation and amortization	28	42	51
Cost of materials	351	223	309
Allotment of manufacturing costs	2,577	1,598	2,220
Other research and development expenses	135	142	209

Research and development, gross	14,779	14,625	17,915

Participations:
BARDA funds	(5,566)	(8,565)	(13,238)
Revaluation of liabilities in respect of IIA grants	(2,145)	(598)	(605)

	7,068	5,462	4,072

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 20:-	SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF COMPREHENSIVE INCOME (Cont.)

c.	Selling and marketing expenses:

	Year ended December 31,
	2016	2017	2018

Salary and benefits (including share based compensation)	5,438	3,062	2,343
Marketing and medical support	2,444	1,628	1,055
Depreciation and amortization	18	12	9
Shipping and delivery	111	236	192
Registration and marketing license fees	392	424	589

	8,403	5,362	4,188

d.	General and administrative expenses:

	Year ended December 31,
	2016	2017	2018

Salary and benefits (including share‑based compensation)	2,361	2,032	2,035
Professional fees	1,241	1,224	1,361
Depreciation and amortization	66	56	43
Other	416	469	360

	4,084	3,781	3,799

e.	Other expenses:

   Other one-time expenses associated with the review of potential strategic transactions.

f.	Financial income and expense:

	Year ended December 31,
	2016	2017	2018
Financial income:
Interest income	414	349	412
Revaluation of contingent consideration for the purchase of shares	1,621	-	-
Exchange differences, net	131	57	-

	2,166	406	412
Financial expense:
Interest in respect of IIA grants	847	827	892
Revaluation of contingent consideration for the purchase of shares	-	351	758
Exchange differences, net	-	-	219
Finance expenses in respect of deferred revenue	-	-	164
Other	49	74	84

	896	1,252	2,117

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 21:-	NET LOSS PER SHARE

a.	Details of the number of shares and loss used in the computation of loss per share from continuing operations:

	Year ended December 31,
	2016		2017		2018
	Weighted average number of shares	Loss	Weighted average number of shares	Loss	Weighted average number of shares	Loss

Basic and diluted loss	21,862,169	(18,885)	23,341,040	(14,533)	27,113,617	(5,665)

b.	Details of the number of shares and profit (loss) used in the computation of profit or (loss) per share from discontinued operation:

	Year ended December 31,
	2016		2017		2018
	Weighted average number of shares	Loss	Weighted average number of shares	Loss	Weighted average number of shares	Profit

Basic and diluted profit ( loss)	-	-	23,341,040	(7,616)	27,113,617	4,608

c.          Net profit (loss) per share from continuing and discontinued operations:

	Year ended December 31,
	2016	2017	2018
Basic and Diluted loss per share:
Net loss from continuing operations	(0.86)	(0.62)	(0.21)

Profit (loss) from discontinued operation	-	(0.33)	0.17

Net loss per share	(0.86)	(0.95)	(0.04)

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 22:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES AND KEY OFFICERS

a.	Related parties consist of:

•	Clal Biotechnologies Industries Ltd.- Parent Company.
•	Directors of the Company.
•	CureTech Ltd.-Sister Company

b.	Balances of related parties:

	Payables	Recievable
Parent Company (1):

As of December 31, 2017	238	-
As of December 31, 2018	186	-

Other related parties:

As of December 31, 2017	86	-
As of December 31, 2018	41	58

(1)	The Company leases office space and a production facility from the Parent Company in accordance with a sublease agreement (see Note 15 (g)).

c.	Transactions with related parties:

	Professional Fee (1)	Rent expenses and other
Parent company:
2016	27	804
2017	35	817
2018	44	292

Other related parties:
2016	159	-
2017	225	-
2018 (2)	162	(246)

(1)
Professional fees do not include short-term employee benefits and share-based compensation to one of the Company's shareholders, who is a key officer, in the amounts of $420, $691 and $537 for the years 2016, 2017 and 2018, respectively, as well as payment for the purchasing of a patent in amount of $30, $30 and $12 for the years 2016, 2017 and 2018, respectively (see note 15c).

(2)	Comprise of participation in building maintenance on amount of $246.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 22:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES AND KEY OFFICERS (Cont.)

d.	Compensation of officers of the Company:

The following amounts disclosed in the table are recognized as an expense during the reporting period related to officers:

	Year ended December 31,
	2016	2017	2018

Short-term employee benefits	2,108	2,324	2,304
Share-based compensation	1,445	731	276

	3,553	3,055	2,580

Number of officers	7	6	6

In December 2007, the Company's board of directors approved one‑time bonus payments to the Chief Executive Officer and Chief Medical Officer in the amounts of $ 120 each, to be paid upon achieving marketing approval in the United States.

NOTE 23:-	SUBSEQUENT EVENTS

a.
On March 24, 2019, the Company entered into a settlement agreement and mutual general release with the Plaintiffs (the "Polyheal Settlement Agreement"), which settles any and all debts, obligations or liabilities that the Plaintiffs and MediWound had, has or may have to the other party in connection with the agreements among MediWound, Teva, PolyHeal, the Plaintiffs and other shareholders of PolyHeal.

Pursuant to the terms of Polyheal Settlement Agreement, the Plaintiffs repaid to MediWound a portion of the amount that was ruled in their favor under the Tel Aviv District Court Ruling, and contingent upon the Israeli Supreme Court approval of this Polyheal Settlement Agreement, it will result in the acceptance of the Company's  appeal that was filed on December, 2017, and the cancellation of the 2017 Ruling that was issued by the District Court against MediWound. In addition, the Company also agreed to indemnify, defend and hold harmless Teva and its directors, officers, agents and employees from and against claims relating to a certain milestone related to PolyHeal under an agreement associated with the Collaboration Agreements, up to an amount of USD 10 million, if a notice of such claim has been received by the Company prior to December 31, 2023.
b.
On March 24, 2019, the Company entered into a settlement agreement and mutual general release with Teva (the “Teva Settlement Agreement”), which settles any and all debts, obligations or liabilities that each party or any of its controlled affiliates had or has to the other party or any of its controlled affiliates under, in connection with or arising out of certain transactions and agreements entered into between Teva and the Company from 2007 to 2012 (collectively, the “Collaboration Agreements”), which have terminated effective as of December 31, 2012 and September 2, 2013, as applicable, and which related to the Company's product, NexoBrid, and to PolyHeal Ltd. product, PolyHeal.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 23:-	SUBSEQUENT EVENTS( Cont.)

During the recent years, the Company has been engaged in discussions with Teva regarding payments the Company believes Teva was obligated to make to the Company pursuant to these Collaboration Agreements.

Pursuant to the terms of the Teva Settlement Agreement, Teva has agreed to pay the Company $ 4,000 in cash, and to reduce the contingent consideration that is payable to Teva pursuant to the Company's repurchase of its shares from Teva in 2013, so that the Company will be obligated to pay Teva annual payments at a reduced rate of 15% of its recognized revenues from the sale or license of NexoBrid after January 1, 2019, up to a reduced aggregate amount of $10,200.

As a result of Teva Settlement Agreement, a one-time net income from settlement agreement of $7,537 was recorded as other income and a one-time income of $4,608 was recorded within the profit from discontinued operation in the fourth quarter and the year ending December 31, 2018.