Form 20-F
period 2019-12-31
MediWound Ltd.
filed 2020-02-25
CIK 1593984

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20‑F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to____________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______________

Commission file number 001‑36349

MEDIWOUND LTD.
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

ISRAEL
(Jurisdiction of incorporation or organization)

42 Hayarkon Street
Yavne, 8122745 Israel
(Address of principal executive offices)

Yaron Meyer, Adv.
Executive Vice President, General Counsel and Corporate Secretary
Telephone: +972 (77) 971-4100
E‑mail: yaronm@mediwound.com
MediWound Ltd.
42 Hayarkon Street
Yavne, 8122745 Israel
(Name, telephone, e‑mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value NIS 0.01 per share	MDWD	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2019, the registrant had 27,202,795 ordinary shares, par value NIS 0.01 per share, outstanding.

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

Large accelerated filer ☐	Accelerated filer ☒	Non‑accelerated filer ☐	Emerging Growth Company ☐

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

Yes ☐             No ☒

MEDIWOUND LTD.

FORM 20‑F ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

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

•	the clinical utility, potential advantages and timing or likelihood of regulatory filings and approvals of NexoBrid, EscharEx and our pipeline product candidates;

•	our plans to develop and commercialize NexoBrid, EscharEx and our pipeline product candidates;

•	our estimates regarding expenses, future revenues, capital requirements and the need for additional financing;

•	anticipated funding under our contracts with the U.S. Biomedical Advanced Research and Development Authority;

•	our expectations regarding future growth, including our ability to develop new products;

•	our commercialization, marketing and manufacturing capabilities and strategy and the ability of our marketing team to cover regional burn centers and units;

•	our ability to maintain adequate protection of our intellectual property;

•	our estimates regarding the market opportunity for NexoBrid, EscharEx and our pipeline product candidates;

•	our expectation regarding the duration of our inventory of intermediate drug substance and products;

•	the impact of our research and development expenses as we continue developing product candidates;

•	the impact of government laws and regulations.

i

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements, or their impact for our shareholders, to differ materially from the results, level of activity, performance or achievements, or their impact for our shareholders, expressed or implied by the forward-looking statements. These statements may be found in the sections of this annual report on Form 20-F entitled “ITEM 3.D. Risk Factors,” “ITEM 4. Information on the Company,” “ITEM 5. Operating and Financial Review and Prospects,” “ITEM 10.E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations” and elsewhere in this annual report, including the section entitled “ITEM 4.B. Business Overview” and “ITEM 4.B. Business Overview—Our Focus,” which contain information obtained from independent industry sources. Actual results could differ materially from those anticipated in these forward-looking statements due to various important factors, including all the risks discussed in “ITEM 3.D. Risk Factors” and information contained in other documents filed with or furnished to the Securities and Exchange Commission.

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

The selected consolidated statements of operations data for each of the years in the three-year period ended December 31, 2017, 2018 and 2019 and the consolidated balance sheet data as of December 31, 2018 and 2019 are derived from our audited consolidated financial statements appearing elsewhere in this annual report. The consolidated statements of operations data for the years ended December 31, 2015 and 2016 and the consolidated balance sheet data as of December 31, 2015, 2016 and 2017 are derived from our audited consolidated financial statements that are not included in this annual report. The historical results set forth below are not necessarily indicative of the results to be expected in future periods. Our financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(in thousands, except per share data)

Consolidated statements of operations data:
Revenues	$601	$1,558	$2,496	$3,401	$31,789
Cost of revenues(1)	2,519	2,158	1,578	2,088	11,849
Gross (loss) profit	(1,918)	(600)	918	1,313	19,940
Operating expenses:
Research and development, gross	8,139	14,779	14,625	17,915	10,070
Participation by BARDA and the Israeli Innovation Authority	(2,118)	(7,711)	(9,163)	(13,843)	(5,101)
Research and development, net of participations(1)(2)	6,021	7,068	5,462	4,072	4,969
Selling and marketing(1)	9,284	8,403	5,362	4,188	4,064
General and administrative(1)	4,004	4,084	3,781	3,799	5,242
Other (income) loss, net	-	-	-	(6,786)	1,172
Operating profit (loss)	(21,227)	(20,155)	(13,687)	(3,960)	4,493
Financial income (expense), net	(444)	1,270	(846)	(1,705)	(2,427)
Profit (loss) from continuing operations	(21,671)	(18,885)	(14,533)	(5,665)	2,066
Profit (loss) from discontinued operation(1)(3)	(417)	-	(7,616)	4,608	2,889
Net profit (loss)	$(22,088)	$(18,885)	$(22,149)	$(1,057)	$4,955
Foreign currency translation adjustments	2	7	(29)	13	8
Total comprehensive profit (loss)	$(22,086)	$(18,878)	$(22,178)	$(1,044)	$4,963
Basic and diluted net profit (loss) per share from continuing operations(4)	$(1.00)	$(0.86)	$(0.62)	$(0.21)	$0.08
Basic and Diluted net profit (loss) per share from discounting operations(4)	$(0.02)	$-	$(0.33)	$0.17	$0.10

Weighted average number of ordinary shares used in computing profit (loss) per ordinary share (in thousands):
Basic:	21,718	21,862	23,341	27,114	27,179
Diluted:	21,718	21,862	23,341	27,114	27,179

	As of December 31,
	2015	2016	2017	2018	2019
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents and short-term bank deposits	$45,768	$30,029	$36,069	$23,633	$29,458
Working capital, net(5)	45,189	28,232	36,087	27,816	25,249
Total assets	52,523	35,764	44,135	35,276	40,590
Total non-current liabilities	23,847	22,614	29,082	21,407	15,048
Total shareholders’ equity	23,470	7,770	9,620	8,972	15,169

(1)	Includes share-based compensation expense as follows:

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(in thousands)
Cost of revenues	$372	$504	$188	$71	$226
Research and development	511	752	488	181	375
Selling and marketing	669	765	204	63	40
General and administrative	1,107	1,150	483	330	593
Total share-based compensation expenses	$2,659	$3,171	$1,363	$645	$1,234

(2)
Research and development expenses, net is presented net of participation by the U.S. Biomedical Advanced Research and Development Authority (BARDA) and net of the change in the fair value of the liability associated with government grants from the Israeli Innovation Authority (IIA). The effect of the participation by IIA totaled $1.3 million, $2.1 million, $0.6 million, $0.6 million and $1.3 million for the years ended December 31, 2015, 2016, 2017, 2018 and 2019, respectively. The effect of the participation by BARDA totaled $0.8 million, $5.6 million, $8.6 million, $13.2 million and $3.8 million for the years ended December 31, 2015, 2016, 2017, 2018 and 2019, respectively. The participation by BARDA for the year ended December 31, 2019 in an amount of $3.8 million was classified as participation by BARDA in Research and development expenses, and BARDA participation in an amount of $10.7 million was classified as revenues from development services. See “ITEM 5.B. Liquidity and Capital Resources” for more information.

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

We intend to develop and commercialize pipeline product candidates based on our patented proteolytic enzyme technology for marketing authorization of NexoBrid and EscharEx in the U.S. and for new indications, such as for treatment of connective tissue disorders and other indications. However, before obtaining regulatory approval for the sale of our pipeline product candidates in any jurisdiction, we must conduct, at our own expense, clinical studies to demonstrate that the products are safe and effective.

Preclinical and clinical testing is expensive, is difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more of our clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of, preclinical testing and the clinical trial process. Even if preclinical or clinical trials are successful, we still may be unable to commercialize the product, as success in preclinical trials, clinical trials or previous clinical trials does not ensure that later clinical trials will be successful.

A number of events could delay or prevent our ability to complete necessary clinical trials for our pipeline product candidates, including:

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

In the short term, we have been relying, for a significant portion of our revenues from sales of products, on sales of NexoBrid in Europe and in other international markets for the treatment of severe burns and procurement of NexoBrid by the U.S. Biomedical Advanced Research and Development Authority (BARDA) for emergency stockpile as part of the U.S. Department of Health and Human Services’ (HHS) mission to build national preparedness for public health medical emergencies.  However, our continued growth depends, in large part, on our ability to develop and obtain marketing authorization for NexoBrid for treatment of severe burns in additional markets, especially in the United States (from the U.S. Food and Drug Administration (FDA)). We expect that receipt of marketing approval from the FDA will enable us to receive additional payments, including milestone payments, and transfer price payments, from Vericel Corporation (Nasdaq: VCEL), our U.S. commercial partner, who is responsible for commercialize NexoBrid in the United States if we receive that approval. In January 2019, we announced top-line results from the U.S. Phase 3 pivotal study to support a Biologics License Application (“BLA”) submission to the FDA, according to which the study has met its primary and all secondary endpoints. Following the pre-BLA meeting we had with the FDA, a BLA submission to the FDA is currently targeted for midyear 2020 based on the above-available acute data, including primary, secondary and safety endpoints, as well as 12-month safety follow-up data, whereas the 24-month long-term safety follow-up data from the Phase 3 pivotal study will be submitted as a safety update as part of a post-approval commitment, if our BLA is approved. We cannot predict whether the FDA will accept our BLA submission, how long the FDA may take to review and approve NexoBrid following our BLA submission, or whether any such approval in the United States will ultimately be granted. Similarly, we cannot predict how long regulatory authorities outside of the United States and Europe will take to provide NexoBrid with marketing authorization in their jurisdictions or whether such authorizations will be granted at all. A number of companies in the pharmaceutical and biotechnology industry have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier clinical trials. See “—Product development is a lengthy and expensive process, with an uncertain outcome” and “—Development and commercialization of NexoBrid in the United States and our pipeline product candidates worldwide requires successful completion of the regulatory approval process, and may suffer delays or fail.” The failure to receive such marketing authorization, especially in the United States, would have a material adverse impact on our business prospects.

Development and commercialization of NexoBrid in the United States and our pipeline product candidates worldwide requires successful completion of the regulatory approval process, and may suffer delays or fail.

In the United States, as well as other jurisdictions, we are required to apply for and receive marketing authorization before we can market our products, as we have already received for NexoBrid in the European Union, Israel, Argentina, Russia, South Korea and Peru. This process can be time-consuming and complicated and may result in unanticipated delays. To secure marketing authorization, an applicant generally is required to submit an application that includes the data supporting preclinical and clinical safety and efficacy as well as detailed information on the manufacturing and control of the product, proposed labeling and other information. Before marketing authorization is granted, regulatory authorities generally require the inspection of the manufacturing facility or facilities and quality systems (including those of third parties) at which the product candidate is manufactured and tested, to assess compliance with strictly enforced current good manufacturing practices (“cGMP”), as well as potential audits of the non-clinical and clinical trial sites that generated the data cited in the marketing authorization application to assess compliance with requisite good clinical practices ("GCP").

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

We are dependent on our contract with BARDA to fund our Phase 3 pivotal studies and other development activities for NexoBrid in the United States and to procure from us (and to thereby provide us with revenues related to NexoBrid. If we do not continue to receive funding under this contract, we may need to obtain alternative sources of funding. In addition, if BARDA does not order sufficient quantities of NexoBrid, that will adversely impact our future revenues.

We have a contract with BARDA, valued at up to $153 million, for the advancement of the development and manufacturing, as well as the procurement, of NexoBrid in the United States (the “First BARDA Contract”). Under the First BARDA Contract, BARDA has agreed to fund $77 million of the development costs of NexoBrid required to obtain marketing approval in the United States.  Under the First BARDA Contract, BARDA began procuring NexoBrid from us for emergency stockpile as part of the HHS mission to build national preparedness for public health medical emergencies. The initial BARDA order is valued at $16.5 million, with the first delivery of NexoBrid expected by the end of the first quarter of 2020 and additional deliveries occurring over the subsequent five quarters. The First BARDA Contract also includes options for BARDA (i) to further fund $10 million in development activities for other potential NexoBrid indications, and (ii) to further fund $50 million for additional procurement of NexoBrid from us. However, BARDA may terminate the contract at any time, at its convenience, without any further funding obligations. There can be no assurances that BARDA will not terminate the contract. Changes in government budgets and agendas may result in a decreased and de-prioritized emphasis on supporting the development of products for the treatment of severe burns such as NexoBrid and the cessation of the procurement. Any reduction or delay in BARDA funding may force us to suspend the program or seek alternative funding, which may not be available on non-dilutive terms, terms favorable to us or at all. Further, we cannot provide any assurances as to when or whether BARDA’s commitment for procurement of NexoBrid will continue or whether BARDA's options to fund additional development activities for NexoBrid and further fund $50 million for additional procurement of NexoBrid will be exercised.

Recently enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval for and, If approved, commercialize our product candidates in the United States and affect the prices at which our products may be sold.

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

There remain judicial and congressional challenges to certain aspects of the Affordable Care Act, as well as efforts by the current U.S. presidential administration to amend or repeal of the Affordable Care Act. While Congress has not passed repeal legislation, several bills affecting the implementation of certain taxes under the Affordable Care Act have been signed into law. For example, the Tax Cuts and Jobs Act of 2017 includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the Affordable Care Act on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, ruled that the individual mandate is a critical and inseverable feature of the Affordable Care Act, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the Affordable Care Act are invalid as well. The 2020 federal spending package permanently eliminated, effective January 1, 2020, the Affordable Care Act mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. It is unclear how this decision, future decision, subsequent appeals, if any, and other efforts to repeal and replace the Affordable Care Act will impact the Affordable Care Act and our business. Congress may consider other legislation to repeal or replace elements of the Affordable Care Act in the future. We cannot predict what legislation, if any, to repeal or replace the Affordable Care Act will become law, or what impact any such legislation may have on our product candidate.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. These changes included aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments, will stay in effect through 2029 unless additional Congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other healthcare funding, which could negatively impact the market for NexoBrid and our other product candidates, if approved, and, accordingly, our financial operations. There has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which have resulted in several Congressional inquiries and proposed bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. At the federal level, the current U.S. presidential administration’s budget proposal for fiscal year 2020 contained further drug price control measures that could be enacted during the budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Further, the Trump administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. The Department of Health and Human Services, or HHS, has solicited feedback on some of these measures and has implemented others under its existing authority. While some of these and other measures may require additional authorization to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

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

NexoBrid, EscharEx and our pipeline product candidates may not gain market acceptance by physicians and their teams, healthcare payors and others in the medical community. Although many physicians in burn centers throughout Europe, the United States and other international markets have used NexoBrid for severe burns as part of our clinical trials or since NexoBrid’s commercial launch in Europe, Israel, Argentina, South Korea and Russia, we cannot guarantee that use of NexoBrid will be accepted in the market. We need to successfully integrate NexoBrid into the overall treatment of burns in burn centers. If NexoBrid, EscharEx and our pipeline product candidates do not achieve an adequate level of acceptance, we may not generate revenue and we may not achieve or sustain profitability. The degree of market acceptance of NexoBrid in Europe, Israel, Argentina, South Korea and Russia, and in other countries where we receive marketing approval, and of EscharEx and our pipeline product candidates, will depend on a number of factors, some of which are beyond our control, including:

•	the willingness of physicians, burn care teams and hospital administrators to administer our products and the acceptance of our products as part of the medical department routine;

•	the consent of hospitals to fund/purchase NexoBrid or obtain third-party coverage or reimbursement for our products;

•	the ability to offer NexoBrid, EscharEx and our pipeline product candidates for sale at an attractive value;

•	the efficacy and potential advantages of NexoBrid, EscharEx and our pipeline product candidates relative to current standard of care;

•	the prevalence and severity of any side effects; and

•	the efficacy, potential advantages and timing of introduction to the market of alternative treatments.

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

Additionally, we cannot be sure that coverage and reimbursement will be available for NexoBrid, EscharEx or any pipeline product candidate that we commercialize in the future, and, if reimbursement is available, whether the level of reimbursement will be adequate. Coverage and reimbursement may affect the demand for, the price of, or the budget allocated for reimbursement for any product for which we obtain marketing approval. Obtaining coverage and adequate reimbursement for our products may be particularly difficult because of the higher prices often associated with products administered under the supervision of a physician. If coverage and reimbursement are not available or are available only at limited levels, we may not be able to successfully commercialize NexoBrid, EscharEx or any pipeline product candidate that we successfully develop. Eligibility for reimbursement does not guarantee that any product will be paid for in all cases or at a rate that covers our costs. Interim payments for new products, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Payment rates may vary according to the use of the product and the clinical setting in which it is used, may be based on payments allowed for lower cost products that are already reimbursed and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of products from countries where they may be sold at lower prices than in certain other countries, such as the United States. In the United States, third-party payors often rely on the coverage policies and payment limitations imposed by Medicare and other government payors, in setting their own coverage policies and reimbursement rates. Our inability to promptly obtain coverage and profitable payment rates from hospital budget, government-funded and private payors for NexoBrid, EscharEx or any pipeline product candidate could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

If our manufacturing facility in Yavne, Israel were to suffer a serious accident, or if a force majeure event were to materially affect our ability to operate and produce NexoBrid, EscharEx and our pipeline product candidates, all of our manufacturing capacity could be shut down for an extended period.

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

We are currently seeking to expand our manufacturing capabilities in order to increase our capacity to manufacture NexoBrid and future products. We cannot guarantee that we will be able to obtain the requisite approvals, including meeting regulatory and quality requirements, or the necessary capital resources for procuring this facility, or if we do, that the facility will satisfy additional growing demand. Conversely, there can be no assurance that even if we obtain a new facility, demand for our products will increase proportionately to the increased production capability. Furthermore, we cannot assure that this or similar projects will be implemented in a timely and cost efficient manner, and that our current production will not be adversely affected by the operational challenges of implementing the expansion project.

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

The manufacturing processes for our products are governed by detailed cGMP regulations, both for our marketed products in the EU and product candidates in clinical testing in the U.S. Failure by our manufacturing and quality operations unit to adhere to established regulations or to meet a specification or procedure set forth in cGMP requirements could require that a product or material be rejected and destroyed. Our adherence to cGMP regulations and the effectiveness of our quality control systems are periodically assessed through inspections of our manufacturing facility by regulatory authorities. We have one such periodic cGMP audit of our manufacturing facility, scheduled for 2020. Such inspections could result in deficiency citations, which would require us to take action to correct those deficiencies to the satisfaction of the applicable regulatory authorities. If critical deficiencies are noted or if we are unable to prevent recurrences, we may have to recall products or suspend operations until appropriate measures can be implemented. Since cGMP reflects ever-evolving standards, we need to regularly update our manufacturing processes and procedures to comply with cGMP. These changes may cause us to incur additional costs and may adversely impact our profitability. For example, more sensitive testing assays (if and when they become available, or due to the discontinuation of the availability of the disposables currently used in production) may be required, or existing procedures or processes may require revalidation, all of which may be costly and time-consuming and could delay or prevent the manufacturing of NexoBrid or launch of a new product.

We have a history of net losses. We expect to continue to incur substantial and increasing net losses for the foreseeable future, and we may never achieve or maintain profitability.

For the year ended December 31, 2019, we recorded a one-time profit of $5.0 million following a $17.5 million up-front payment that we received under the exclusive license that we granted to Vericel in May 2019 for the commercialization of NexoBrid in North America. Other than that one-time profit in 2019, we have not been profitable historically and have incurred significant net losses, including a net loss of $1.0 million for the year ended December 31, 2018. As of December 31, 2019, we had an accumulated deficit of $125.8 million. We expect to incur substantial net losses for the foreseeable future. These losses and negative cash flows have had, and will continue to have, an adverse effect on our shareholders equity and working capital.

Our success will depend initially on our ability to commercialize NexoBrid.

We are currently marketing a single product, NexoBrid, based on our patented proteolytic enzyme technology, which has been approved for marketing in all European Union member states as well as European Economic Area member states, Norway, Iceland Lichtenstein, Israel, Argentina, Russia, South Korea and Peru for the treatment of adults with deep partial- and full-thickness burns, which we refer to as severe burns. We are currently relying, for a significant portion of our revenues sales of products, on sales of NexoBrid in Europe and in other international markets for the treatment of severe burns and procurement of NexoBrid by BARDA. We launched NexoBrid in Europe in 2014, in Israel in 2015, in Argentina in 2016, and in South Korea and Russia in 2019, through our local distributors. In November 2017, the European Commission re-granted a five-year renewal of our NexoBrid marketing authorization. We anticipate that, for at least the next several years, our ability to generate revenues and become profitable will depend on the commercial success of NexoBrid in these markets.

We are marketing, selling and distributing NexoBrid in Europe and in Israel through our own sales force, which consists of a marketing team of specialized and knowledgeable sales representatives in Europe, focusing in key burn centers and Key Opinion Leader (KOL) management. In order to successfully commercialize NexoBrid, we must successfully manage and operate our marketing, sales, distribution, managerial and other non-technical capabilities, which includes many challenges, such retaining talented personnel; training employees; having the appropriate system of incentives; managing headcount in Europe; and managing business units in Europe. The continued operation of our own sales infrastructure is expensive and time-consuming. Moreover, we do not have substantial experience as a company in operating a significant sales infrastructure and we cannot be certain that we will be able to do so successfully. We will have to compete with other pharmaceutical, biotechnology and wound care companies to recruit, hire, train and retain personnel for medical affairs, marketing and sales.

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

•
continue to operate our sales, marketing and distribution infrastructure in Europe and thereafter in other locations around the world to commercialize NexoBrid and any pipeline product candidates for which we obtain marketing approval;

•	further scale-up the manufacturing process for NexoBrid;

•	seek regulatory and marketing approvals for NexoBrid and any pipeline product candidate that successfully completes clinical trials;

•	initiate additional preclinical, clinical or other studies for NexoBrid, EscharEx and our pipeline product candidates, and seek to identify and validate new products;

•	acquire rights to other product candidates and technologies;

•	change or add suppliers;

•	maintain, expand and protect our intellectual property portfolio;

•	attract and retain skilled personnel; and

•	experience any delays or encounter issues with any of the above.

We may need substantial additional capital in the future, which may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our pipeline product candidates or intellectual property. If additional capital is not available, we may have to delay, reduce or cease operations.

We may seek additional funding in the future, which may consist of equity offerings, collaborations, licensing arrangements or any other means to develop our pipeline product candidates, increase our commercial manufacturing capabilities, operate our sales and marketing capabilities or other general corporate purposes. Under our shelf registration statement on Form F-3, we may offer from time to time up to $125 million in the aggregate of our ordinary shares, warrants and/or debt securities in one or more series or issuances.  Our prior registered equity offerings diluted then-existing shareholders, and to the extent that we raise additional capital through, for example, the sale of equity or convertible debt securities under our shelf registration statement, our existing shareholders’ ownership interest will be further diluted, and the terms may include liquidation or other preferences that adversely affect our shareholders’ rights. The incurrence of indebtedness or the issuance of certain equity securities could result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt or to issue additional equity, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, the issuance of additional equity securities by us, or the possibility of such issuance, may cause the market price of our ordinary shares to decline. Securing additional financing may also divert our management’s attention from our day-to-day activities, which may adversely affect our ability to develop and commercialize NexoBrid, EscharEx and our pipeline product candidates.

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

If we are unable to raise additional capital when required or on acceptable terms, we may be required to:

•	delay, scale back or discontinue the development, manufacturing scale-up or commercialization of NexoBrid, EscharEx or our pipeline product candidates;

•	seek additional corporate partners for NexoBrid, EscharEx or one or more of our pipeline product candidates on terms that are less favorable than might otherwise be available; or

•
relinquish or license to additional parties, on unfavorable terms, our rights to NexoBrid, EscharEx or our pipeline product candidates that we otherwise would seek to develop or commercialize ourselves.

Any such consequence will have a material adverse effect on our business, operating results and prospects and on our ability to develop our pipeline product candidates.

We depend on a sole supplier to obtain our intermediate drug substance, bromelain SP, which is necessary for the production of our products.

We currently procure bromelain SP, an intermediate drug substance in the manufacturing of NexoBrid, EscharEx and our pipeline product candidates, from a single supplier, Challenge Bioproducts Corporation Ltd. (“CBC”). CBC’s manufacturing facilities are located in the Republic of China and it uses proprietary methods to manufacture bromelain SP. Our supply agreement with CBC has no fixed expiration date and can be voluntarily terminated by us, with at least six months’ advance written notice, or by CBC, with at least 24 months’ advance written notice. Although we have a contractual right to procure this material from other suppliers, subject to payment of a one-time, non-material licensing fee to CBC, procuring this material from any other source would require time and effort which may interrupt our supply of bromelain SP and may cause an interruption of the supply of NexoBrid, EscharEx and our pipeline product candidates to the marketplace and for future clinical trials or other development purposes. Regulatory authorities could require that we conduct additional studies in support of a new supplier, which could result in significant additional costs or delays. Furthermore, there can be no assurance that we would be able to procure alternative supplies of bromelain SP at all or at comparable quality or competitive prices or upon fair and reasonable contractual terms and conditions. Although we believe that we currently store sufficient inventory of bromelain SP in our warehouse and CBC warehouse to continue full capacity operations for approximately two years, this inventory may prove insufficient, and any interruption or failure to source additional bromelain SP from CBC or other third parties in a timely manner, or at all, would adversely affect our business, prospects, financial condition and results of operations. In addition, if CBC experiences any closures and labor shortages as a result of the novel coronavirus outbreak that surfaced in Wuhan, China in December 2019 and resulted in the declaration of a public health emergency by the World Health Organization, we may face difficulty sourcing bromelain SP which could negatively affect our revenues.  At this point in time, there is significant uncertainty relating to the potential effect of the novel coronavirus on our business. Infections may become more widespread, including to other countries where we have operations, and factory closures and travel restrictions may remain or worsen, all of which would have a negative impact on our business, financial condition and results of operations.

NexoBrid, EscharEx, our current pipeline product candidates or future product candidates may cause unanticipated and undesirable side effects or have other properties, which are currently unknown to us.

NexoBrid, EscharEx and all of our current pipeline product candidates rely on our patented proteolytic enzyme technology, although their specific formulations or mode of applications may vary. Like most pharmaceutical products, our approval labels for NexoBrid in Europe, Israel, Argentina, South Korea, Russia and Peru list certain side effects. If we or others identify previously unknown problems with NexoBrid, EscharEx or their underlying proteolytic enzymes, including adverse events of unanticipated severity or frequency, problems with our manufacturers or manufacturing processes, or failure to comply with regulatory requirements, the following consequences, among others, may result, including, without limitation:

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

To obtain FDA approval for our product candidates, we may obtain clinical data from trials in healthy human subjects that demonstrate adequate safety, and efficacy data from adequate and well-controlled animal studies under regulations issued by the FDA in 2002, often referred to as the “Animal Rule.”  Among other requirements, the animal studies must establish that the drug or biological product is reasonably likely to produce clinical benefits in humans. If we use this approach we may not be able to sufficiently demonstrate this correlation to the satisfaction of the FDA, as these corollaries are difficult to establish and are often unclear.  Because the FDA must agree that data derived from animal studies may be extrapolated to establish safety and effectiveness in humans, seeking approval under the Animal Rule may add significant time, complexity and uncertainty to the testing and approval process. The FDA may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies, refuse to approve our product candidates, or place restrictions on our ability to commercialize the products.  In addition, products approved under the Animal Rule are subject to additional requirements, including post-marketing study requirements, restrictions imposed on marketing or distribution, or requirements to provide information to patients. Further, regulatory authorities in other countries may not have established an “Animal Rule” equivalent, and, consequently, there can be no assurance that we will be able to make a submission for marketing approval in foreign countries based on such animal data.

We face competition from the existing standard of care, and we are furthermore subject to the risk that potential changes in medical practice and technology, or the development by our competitors of products, treatments or procedures that are similar, more advanced, safer or more effective than ours, will render our product candidates obsolete.

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

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products, treatments or procedures that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any product that we may develop. In addition, we face competition from the current standard of care for eschar removal in severe burns, which includes surgery, where debridement can occur by tangential excision, dermabrasion or hydro jet, and non-surgical alternatives, such as topical medications applied to the eschar to facilitate the natural healing process. In chronic and other hard-to-heal wounds, we expect to face competition from current standard of care for debridement via sharp debridement or from the current non-surgical standard of care, either enzymatic debridement, primarily Smith & Nephew Plc’s Santyl, a collagenase-based product indicated for debriding chronic dermal ulcers and severely burned areas, or autolytic debridement.

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

Although we have received orphan drug designation for NexoBrid in the United States and the European Union, we may be unable to maintain the benefits associated with such designations, including the potential for market exclusivity.

In the U.S., the FDA may designate a drug as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. Orphan drug designation in the U.S. entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax credits for certain clinical trial costs and user-fee waivers.

Similarly, in Europe, the European Commission grants orphan designation after receiving the opinion of the EMA Committee for Orphan Medicinal Products on an application for orphan designation. Such orphan designation is available to products that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than 5 in 10,000 persons in Europe and for which no satisfactory method of diagnosis, prevention, or treatment has been approved (or the product would be a significant benefit to those affected). Additionally, designation is granted for products intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in Europe would be sufficient to justify the necessary investment in developing the drug. Orphan designation in the EU entitles a party to a number of incentives, such as protocol assistance and scientific advice specifically for designated orphan medicines, and potential fee reductions depending on the status of the sponsor.

Although NexoBrid has been designated an orphan drug in the United States, European Union and South Korea, there is no guarantee that we will obtain approval or orphan drug exclusivity in the United States or other jurisdictions, or maintain such exclusivity in Europe. Generally, if a drug with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug is entitled to a period of marketing exclusivity, which precludes the EMA or the FDA from approving another marketing application for the same drug and indication for that time period, except in limited circumstances. The applicable period is seven in the United States and ten years the Europe. While the marketing exclusivity of an orphan drug prevents other sponsors from obtaining approval of a similar medicinal product for the same indication (unless the sponsor demonstrates clinical superiority or a market shortage occurs), it would not prevent other sponsors from obtaining approval of the same compound for other indications, or obtaining approval of a different compound for the same indications as the orphan product. In addition, the FDA or the EMA may revisit any orphan drug designation and retains the ability to withdraw the designation at any time.

Orphan designation neither shortens the development time or regulatory review time of a product nor gives the product any advantage in the regulatory review or approval process. While we may seek additional orphan designations for applicable indications for our current and any future product candidates, we may never receive such designations. Even if we do receive such designations, there is no guarantee that we will enjoy the benefits of those designations.

Regulatory approval for NexoBrid, EscharEx and our pipeline product candidates is and may be limited to specific indications and conditions for which clinical safety and efficacy have been demonstrated, and the prescription off-label uses could adversely affect our business.

The marketing approval for NexoBrid in the European Union, Israel, Argentina, South Korea, Russia and Peru is limited to the treatment of deep partial- and full-thickness burns in adults. In addition, any additional regulatory approval of NexoBrid for severe burns and any regulatory approval we may receive for any of our pipeline product candidates in the future, would be limited to those specific indications for which such pipeline product candidate had been deemed safe and effective by the EMA, the FDA or another regulatory authority and, like the EMA marketing approval for NexoBrid, would be subject to a renewal examination five years after the marketing approval was extended for an additional five years during 2017. Additionally, labeling restrictions limit the manner in which a product may be used. For example, NexoBrid’s label provides that it may only be used in specialized burns centers or by burn specialists and that it is not to be applied to more than 15% of the patient’s total body surface area. If physicians prescribe the medication for unapproved, or “off-label,” uses or in a manner that is inconsistent with the manufacturer’s labeling, it could produce results such as reduced efficacy or other adverse effects, and the reputation of our products in the marketplace may suffer. In addition, should any of our future products have a significant price difference and if they are used interchangeably, off-label uses may cause a decline in our revenues or potential revenues.

Furthermore, while physicians may choose to prescribe treatments for uses that are not described in the product’s labeling and for uses that differ from those approved by regulatory authorities, we cannot promote the products for any indications other than those that are specifically approved by the EMA, the FDA or other regulatory authorities. Regulatory authorities restrict communications by companies on the subject of off-label use. If our promotional activities fail to comply with these regulations or guidelines, we may be subject to enforcement actions by those authorities. In the United States, “off-label promotion” by pharmaceutical companies has resulted in significant litigation under the Federal False Claims Act, violations of which may result in substantial civil penalties and fines as well as exclusion from government health care programs. More generally, failure to follow the rules and guidelines of regulatory agencies relating to promotion and advertising, such as that promotional materials not be false or misleading, can result in refusal to approve a product, the suspension or withdrawal of an approved product from the market, product recalls, fines, disgorgement of money, operating restrictions, injunctions or criminal prosecution.

If we fail to manage our growth effectively, our business could be disrupted.

Our future financial performance and ability to successfully commercialize our products and to compete effectively will depend, in part, on our ability to manage any future growth effectively. We have made and expect to continue to make significant investments to enable our future growth through, among other things, new product development, clinical trials for new indications and expansion of our marketing and sales infrastructure. While we believe that our current manufacturing capacity is sufficient to meet the expected near-term commercial demand for NexoBrid, we are planning to scale-up the current capacity, which we estimate will be valid and qualified, subject to successful authorities’ cGMP audit, by end of 2022 and which we believe will cost approximately $8-10 million. We must also be prepared to expand our work force and train, motivate and manage additional employees as the need for additional personnel arises. Even following expansion, our facilities, personnel, systems, procedures and controls may not be adequate to support our future operations, or we may expand, but then fail to grow our sales of NexoBrid or our pipeline product candidates sufficiently to support such operational growth. Any failure to manage future growth effectively could have a material adverse effect on our business and results of operations.

Exchange rate fluctuations between the U.S. dollar and the Israeli shekel, the Euro and other non-U.S. currencies may negatively affect our earnings.

The dollar is our functional and reporting currency. However, a significant portion of our operating expenses are incurred in Israeli shekels and Euros. As a result, we are exposed to the risks that the shekel may appreciate relative to the dollar, or, if the shekel instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the shekel, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the shekel against the dollar. For example, the shekel appreciated relative to the dollar by 7.8% and 9.8% in 2019 and 2017, respectively, while the shekel devalued relative to the dollar by 8.1% in 2018. If the dollar or Euro cost of our operations in Israel increases, our dollar- and Euro-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

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

The laws governing our conduct in the United States are enforceable by criminal, civil and administrative penalties. Violations of laws such as the Federal Food, Drug and Cosmetic Act (the “FDCA”), the Public Health Service Act, the Federal False Claims Act, provisions of the U.S. Social Security Act, including the “Anti-Kickback Statute,” or any regulations promulgated under their authority, may result in significant administrative, civil and criminal sanctions, jail sentences, fines or exclusion from federal and state programs, as may be determined by the U.S. Department of Justice, the Office of Inspector General of the U.S. Department of Health and Human Services (the “OIG”), the Centers for Medicare & Medicaid Services, ("CMS") other regulatory authorities and the courts. There can be no assurance that our activities will not come under the scrutiny of regulators and other government authorities or that our practices will not be found to violate applicable laws, rules and regulations or prompt lawsuits by private citizen “relators” under federal or state false claims laws.

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

For example, even common business arrangements, such as discounted terms and volume incentives for customers in a position to recommend or choose drugs and devices for patients, such as physicians and hospitals, can result in substantial legal penalties, including, among other things, exclusion from Medicare and Medicaid programs if not carefully structured to comply with applicable requirements. Also, certain business practices, such as payment of consulting fees to healthcare providers, sponsorship of educational or research grants, charitable donations, interactions with healthcare providers and financial support for continuing medical education programs, must be conducted within narrowly prescribed and controlled limits to avoid any possibility of unlawfully inducing healthcare providers to prescribe or purchase particular products or rewarding past prescribing. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the Anti-Kickback Statute has been violated. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Violations of the federal Anti-Kickback Statute may result in significant civil monetary penalties for each violation, plus up to three times the remuneration involved. Moreover, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. Accordingly, civil penalties for such conduct can further be assessed under the federal False Claims Act. Violations can also result in criminal penalties, including criminal fines and imprisonment of up to 10 years. Similarly, violations can result in exclusion from participation in government healthcare programs, including Medicare and Medicaid.

Significant enforcement activity has also taken place under federal and state false claims act statutes. Violations of the federal False Claims Act can result in treble damages, and a penalty for each false claim submitted for payment. Pharmaceutical, device and other healthcare companies have been prosecuted under these laws for, among other things, allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of products for unapproved, and thus non-covered, uses. The government may further prosecute conduct constituting a false claim under the criminal False Claims Act. The criminal False Claims Act prohibits the making or presenting of a claim to the government knowing such claim to be false, fictitious, or fraudulent and, unlike the civil False Claims Act, requires proof of intent to submit a false claim.

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

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Like the Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health (“HITECH”) Act and its implementing regulations, also imposes obligations, including mandatory contractual terms, on covered entities and their respective business associates that create, receive, maintain or transmit individually identifiable health information for or on their behalf, with respect to safeguarding the privacy, security and transmission of individually identifiable health information.

Additionally, there has been a recent trend of increased federal and state regulation of payments and transfers of value provided to healthcare professionals and/or entities. The Affordable Care Act, among other things, imposed annual reporting requirements on certain manufacturers of drugs, devices, biologicals and medical supplies for payments and other transfers of value provided by them, directly or indirectly, to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other healthcare professionals beginning in 2022, and teaching hospitals, as well as ownership and investment interests held by physicians and their family members. A manufacturer’s failure to submit timely, accurately and completely the required information for all payments, transfers of value or ownership or investment interests may result in significant civil monetary penalties.

In addition, we are subject to analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; state and local laws requiring the registration of pharmaceutical sales representatives, and state and foreign laws governing the privacy and security of health information in certain circumstances. Many of these laws differ from each other in significant ways and often are not preempted by HIPAA thus complicating compliance efforts. For example, the California Consumer Privacy Act, or CCPA, which went into effect January 1, 2020, among other things, creates new data privacy obligations for covered companies and provides new privacy rights to California residents, including the right to opt out of certain disclosures of their information. The CCPA also creates a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach. Although the law includes limited exceptions, including for “protected health information” maintained by a covered entity or business associate, it may regulate or impact our processing of personal information depending on the context.

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

We must comply with numerous laws and regulations relating to the formation, administration and performance of government contracts, which can make it more difficult for us to retain our rights under our BARDA contracts. These laws and regulations affect how we conduct business with government agencies. Among the most significant government contracting regulations that affect our business are:

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

Any material changes in applicable laws and regulations could restrict our ability to maintain our BARDA contracts or obtain new contracts with the U.S. federal government.

We could be subject to product liability lawsuits, which could result in costly and time-consuming litigation and significant liabilities.

The development of biopharmaceutical products involves an inherent risk of product liability claims and associated adverse publicity. Our products may be found to be harmful or to contain harmful substances. This exposes us to substantial risk of litigation and liability or may force us to discontinue production of certain products. Although we have product liability insurance covering up to $10 million for claims in the European Union, Israel, Argentina, South Korea, Russia and Peru, the coverage may not insure us against all claims that may be asserted against us. Product liability insurance is costly and often limited in scope. There can be no assurance that we will be able to obtain or maintain insurance on reasonable terms or to otherwise protect ourselves against potential product liability claims that could impede or prevent commercialization of NexoBrid, EscharEx or our pipeline product candidates. Furthermore, a product liability claim could damage our reputation, whether or not such claims are covered by insurance or are with or without merit. A product liability claim against us or the withdrawal of a product from the market could have a material adverse effect on our business or financial condition. Furthermore, product liability lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management’s time and attention, which could seriously harm our business.

We are subject to foreign data privacy and security laws.

We are subject to data privacy and security laws in the E.U. as well as the EEA, including Regulation (EU) 2016/679 (General Data Protection Regulation, or GDPR) in relation to our collection, control, processing, sharing, disclosure and other use of personal data (i.e. data relating to an identifiable living individual). The GDPR is directly applicable in each E.U. and EEA Member State, however, it provides that E.U. and EEA Member States may introduce further conditions, including limitations, which could limit our ability to collect, control, process, share, disclose and otherwise use personal data (including health and medical information), and/or could cause our compliance costs to increase, ultimately having an adverse impact on our business. The GDPR imposes a strict data protection compliance regime including with regard to engaging third party processors and cross-border transfers of personal data out of the E.U. and EEA. Fines for certain breaches of the GDPR are significant: up to the greater of EUR 20 million or 4% of total global annual turnover. In addition to the foregoing, a breach of the GDPR could result in regulatory investigations, reputational damage, orders to cease/change our processing of our data, enforcement notices, assessment notices (for a compulsory audit), as well potential civil claims including class action type litigation where individuals suffer harm. Following Brexit, we will have to comply with the GDPR and separately the GDPR as implemented in the UK, each regime having the ability to fine up to the greater of €20 million/ £17 million or 4% of global turnover. The relationship between the UK and the EU in relation to certain aspects of data protection law remains unclear, e.g. how data transfers between EU member states and the UK will be treated. These changes may lead to additional compliance costs and could increase our overall risk. As we expand into other foreign countries and jurisdictions, we may be subject to additional laws and regulations that may affect how we conduct business.

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

Following a national referendum and enactment of legislation by the government of the United Kingdom, the United Kingdom formally withdrew from the European Union on January 31, 2020 and entered into a transition period during which it will continue its ongoing and complex negotiations with the European Union relating to the future trading relationship between the parties.  Significant political and economic uncertainty remains about whether the terms of the relationship will differ materially from the terms before withdrawal, as well as about the possibility that a so-called “no deal” separation will occur if negotiations are not completed by the end of the transition period.   Brexit could materially impact the regulatory regime with respect to the approval of our product candidates in the United Kingdom or the European Union and could require us to obtain separate approvals for our product candidates in the United Kingdom and the European Union. Any delay in obtaining, or an inability to obtain, any regulatory approvals, as a result of Brexit or otherwise, would prevent us from commercializing our product candidates in the United Kingdom and/or the European Union and restrict our ability to generate revenue and achieve and sustain profitability. If any of these outcomes occur, we may be forced to restrict or delay efforts to seek regulatory approval in the United Kingdom and/or European Union for our product candidates, which could significantly and materially harm our business. Brexit could adversely affect European and worldwide economic and market conditions and could contribute to instability in global financial and foreign exchange markets, including volatility in the value of the sterling and euro. Any of these effects of Brexit, and others we cannot anticipate, could adversely affect our business, results of operations, financial condition and cash flows.

Risks Related to Our Intellectual Property Rights

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

As of December 31, 2019, we had been granted a total of 119 patents and have 34 pending patent applications. The family of patents that covers NexoBrid specifically includes 35 granted patents worldwide and one pending national phase application. EscharEx is covered in 31 national phase applications. However, there can be no assurance that patent applications relating to our products, processes or technologies will result in patents being issued, that any patents that have been issued will be adequate to protect our intellectual property or that we will enjoy patent protection for any significant period of time. Additionally, any issued patents may be challenged by third parties, and patents that we hold may be found by a judicial authority to be invalid or unenforceable. Other parties may independently develop similar or competing technology or design around any patents that may be issued to or held by us. Our current patents will expire or they may otherwise cease to provide meaningful competitive advantage, and we may be unable to adequately develop new technologies and obtain future patent protection to preserve our competitive advantage or avoid adverse effects on our business.

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

In order to preserve and enforce our patents and other intellectual property rights, we may need to assert claims or file lawsuits against third parties. Such lawsuits could entail significant costs to us and divert our management’s attention from developing and commercializing our products. Lawsuits may ultimately be unsuccessful and may also subject us to counterclaims and cause our intellectual property rights to be challenged, narrowed, invalidated or held to be unenforceable.

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

Our currently issued NexoBrid Family patents are nominally due to expire at various dates between 2025 and 2029. However, because of the extensive time required for development, testing and regulatory review of a potential product, and although such delays may entitle us to patent term extensions, it is possible that, before NexoBrid can be commercialized in additional international jurisdictions and/or before any of our future products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantages of the patent. The international PCT patent applications relating to EscharEx were filed on January 30, 2017. National phase applications corresponding to these PCT applications were filed in several jurisdictions and if granted, the expiration date of these patents would be January 30, 2037, absent patent-term adjustment and/or extensions. Our pending and future patent applications may not lead to the issuance of patents or, if issued, the patents may not provide us with any competitive advantage. We also cannot guarantee that:

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

We rely on proprietary information, such as trade secrets, know-how and confidential information, to protect intellectual property that may not be patentable or that we believe is best protected by means that do not require public disclosure. We generally seek to protect this proprietary information by entering into confidentiality agreements, or consulting, services or employment agreements that contain non-disclosure and non-use provisions with our employees, consultants, contractors, scientific advisors and third parties. However, we may fail to enter into the necessary agreements, and even if entered into, these agreements may be breached or otherwise fail to prevent disclosure, third-party infringement or misappropriation of our proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. We have limited control over the protection of trade secrets used by our suppliers and service providers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, our proprietary information may otherwise become known or be independently developed by our competitors or other third parties. To the extent that our employees, consultants, contractors, scientific advisors and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the related rights or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our and relevant third parties’ proprietary rights and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position. In addition, if a third party is able to establish that we are using their proprietary information without their permission, we may be required to obtain a license to such information or, if such a license is not available, re-design our products to avoid any such unauthorized use or temporarily delay or permanently stop manufacturing or sales of the affected products. Furthermore, laws regarding trade secret rights in certain markets where we operate may afford little or no protection to our trade secrets.

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

Our development, marketing or sale of NexoBrid, EscharEx or our pipeline product candidates may infringe or be accused of infringing one or more claims of an issued patent to which we do not hold a license or other rights. We may also be subject to claims that we are infringing, misappropriating or otherwise violating other intellectual property rights, such as trademarks, copyrights or trade secrets. Third parties could therefore bring claims against us or our strategic partners that would cause us to incur substantial expenses, including litigation costs or costs associated with settlement, and, if successful against us, could cause us to pay substantial damages. Further, if such a claim were brought against us, we could be forced to temporarily delay or permanently stop manufacturing or sales of NexoBrid, EscharEx or our pipeline product candidates that are the subject of the suit.

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

Our ordinary shares were first offered publicly in our IPO in March 2014 at a price of $14.00 per share, and our ordinary shares have subsequently traded as high as $18.16 per share and as low as $2.548 per share through February 15, 2020. The market price of our ordinary shares on the Nasdaq Global Market may fluctuate as a result of a number of factors, some of which are beyond our control, including, but not limited to:

•	actual or anticipated variations in our and our competitors’ results of operations and financial condition;

•	market acceptance of our products;

•	general economic and market conditions and other factors, including factors unrelated to our operating performance;

•	the mix of products that we sell and related services that we provide;

•	changes in earnings estimates or recommendations by securities analysts, if our ordinary shares continue to be covered by analysts;

•	publication of the results of preclinical or clinical trials for NexoBrid, EscharEx or any of our pipeline product candidates;

•	failure by us to achieve a publicly announced milestone;

•	delays between our expenditures to develop and market new or enhanced products and the generation of sales from those products;

•	development of technological innovations or new competitive products by others;

•	announcements of technological innovations or new products by us;

•	regulatory developments and the decisions of regulatory authorities as to the marketing of our current products or the approval or rejection of new or modified products;

•	developments concerning intellectual property rights, including our involvement in litigation;

•	changes in our expenditures to develop, acquire or license new products, technologies or businesses;

•	changes in our expenditures to promote our products;

•	changes in the structure of healthcare payment systems;

•	our sale or proposed sale, or the sale by our significant shareholders, of our ordinary shares or other securities in the future;

•	changes in key personnel;

•	success or failure of our research and development projects or those of our competitors; and

•	the trading volume of our ordinary shares.

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

The trading market for our ordinary shares relies in part on the research and reports that equity research analysts publish about us and our business. We do not have control over these analysts and we do not have commitments from them to write research reports about us. The price of our ordinary shares could decline if no research reports are published about us or our business, or if one or more equity research analysts downgrades our ordinary shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

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

We have made significant offerings of our ordinary shares in the past and may do so again in the future.  For example, on April 23, 2019, the SEC declared effective our shelf registration statement on Form F-3, which registered the resale of 11,240,127 shares that are subject to registration rights. All shares sold pursuant to an offering covered by that registration statement (or a subsequent shelf registration that we may file to replace it after it expires) will be freely transferable. See “ITEM 7.B. Related Party Transactions—Registration Rights Agreement.” In September 2017, under our previous shelf registration statement on Form F-3, we completed an underwritten public offering of 5,037,664 of our ordinary shares. Sales by us or our shareholders of a substantial number of ordinary shares in the public market could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

In addition, as of February 15, 2020, 2,442,976 ordinary shares were subject to outstanding option and RSU awards granted to employees and office holders under our share incentive plans, including 1,753,804 ordinary shares issuable under currently exercisable share options and RSUs. On April 28, 2014, we filed a registration statement on Form S-8 registering the issuance of up to 3,032,742 ordinary shares issuable under our share incentive plans, which amount included 960,932 ordinary shares issuable upon the exercise of option awards previously granted under our 2003 Israeli Share Option Plan and 1,482,044 ordinary shares issuable under our 2014 Equity Incentive Plan. On January 1, 2015, 2018, 2019 and 2020, the shares available for issuance under our 2014 Equity Incentive Plan automatically increased by 431,006, 540,955, 543,577 and 544,055 shares, respectively. As of February 15, 2020, 4,022,976 shares remained available for issuance under our share incentive plans, which amount includes 1,580,000 ordinary shares subject to outstanding awards. Shares included in such registration statement may be freely sold in the public market upon issuance, except for shares held by affiliates who have certain restrictions on their ability to sell.

The significant share ownership position of Clal Biotechnology Industries Ltd. may limit your ability to influence corporate matters.

As of February 15, 2020, Clal Biotechnology Industries Ltd. (“CBI”), beneficially owns or controls, directly and indirectly, 34.7% of our issued and outstanding ordinary shares. Accordingly, CBI is able to significantly influence the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors and the outcome of any proposed merger or consolidation of the company. CBI’s interests may not be consistent with those of our other shareholders. In addition, CBI’s significant interest in us may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of our ordinary shares.

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

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our Chief Executive Officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis. Nevertheless, the regulations promulgated under the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”) require us to disclose the annual compensation of our five most highly compensated officers on an individual, rather than on an aggregate, basis. See “ITEM 6.B. Compensation.” Under the Companies Law regulations, this disclosure is required to be included in the proxy statement for our annual meeting of shareholders each year, which we furnish to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K. Because of that disclosure requirement under Israeli law, we are also including such information in this annual report, pursuant to the disclosure requirements of Form 20-F.

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

We are required to comply with the internal control, evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). Pursuant to Section 404(a) of the Sarbanes-Oxley Act, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting. Additionally, pursuant to Section 404(b) of the Sarbanes-Oxley Act, we are required to obtain an auditor attestation of our management’s assessment of our internal control over financial reporting.

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Based on our current estimates of our gross income and gross assets and the nature of our business, we do not believe we were classified as a PFIC for the taxable year ended December 31, 2019. There can be no assurance that we will not be considered a PFIC for the current or any future taxable year. PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. Furthermore, the value of our gross assets is likely to be determined in large part by reference to our market capitalization. As such, either a decline in the value of our ordinary shares or an increase in the value of our passive assets (including cash and short term investments) may result in our becoming a PFIC. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gain, the loss of the preferential rate that may be applicable to dividends received on our ordinary shares by individuals who are U.S. Holders (as defined in “ITEM 10.E. Taxation—United States Federal Income Taxation”), and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. However, we do not intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we are classified as a PFIC. See “ITEM 10.E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”

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

As of December 31, 2019, we had 62 employees based in Israel, certain of whom may be called upon to perform up to 54 days (and in the case of non-officer commanders or officers, up to 70 or 84 days, respectively) of military reserve duty in each three-year period until they reach the age of 40 (and in some cases, depending on their specific military profession, up to 45 or even 49 years of age). In certain emergency circumstances, these employees may be called to immediate and unlimited active duty. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and results of operations.

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

We have received Israeli government grants for certain research and development activities. The terms of those grants require us to satisfy specified conditions and to pay penalties in addition to repayment of the grants upon certain events.

Our research and development efforts have been financed in part through grants from the Israeli Innovation Authority (“IIA”), formerly operating as the Israeli Office of the Chief Scientist (the “OCS”). The total gross amount of grants actually received by us from the IIA, including accrued LIBOR interest (or such other interest rate that the IIA may set in the future) and net of royalties actually paid as of December 31, 2019, totaled approximately 13.6 million and the amortized cost (using the interest method) of the liability as of that date totaled approximately 6.9 million. As of December 31, 2019, we had accrued and paid net royalties to the IIA in an amount of 0.4 million. In 2019 we have determined that currently we will not be supported by the IIA. As a result, we did not submit applications for IIA grants in 2019 and we don’t plan to submit in 2020.

The IIA grants that we have received are repayable by payment of royalties from the sale of products developed as part of the programs for which grants were received. Our obligation to pay these royalties is contingent on our actual sale of such products and services. In the absence of such sales, no payment of such royalties is required.

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

Additionally, the quorum requirements for meetings of our shareholders are lower than is customary for domestic issuers. As permitted under the Companies Law, pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders will consist of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of our outstanding ordinary shares. For an adjourned meeting at which a quorum is not present, the meeting may generally proceed irrespective of the number of shareholders present at the end of half an hour following the time fixed for the meeting.

Item 4.   INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our History

MediWound Ltd. (“MediWound”) was founded in January 2000 with the goal of developing, manufacturing and commercializing novel products to address unmet needs in the fields of severe burns as well as chronic and other hard-to-heal wounds and connective tissue disorders. Our innovative biopharmaceutical product, NexoBrid, has received marketing authorization from the EMA and the Israeli, Argentinian, South Korean, Russian and Peruvian Ministries of Health, for removal of dead or damaged tissue in adults with severe burns.

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

We are a fully integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel therapeutic products to address unmet medical needs in the fields of severe burns, chronic and other hard-to-heal wounds, connective tissue disorders and other indications. Our first innovative biopharmaceutical product, NexoBrid, has received marketing authorization from the EMA and the Israeli, Argentinean, South Korean, Russian and Peruvian Ministries of Health for removal of dead or damaged tissue, known as eschar, in adults with deep partial- and full-thickness thermal burns, also referred to as severe burns. NexoBrid is currently in clinical development in North America and we are now in the process of preparing our Biologics License Application (“BLA”) for the approval for NexoBrid by the U.S. Food and Drug Administration (“FDA”) for this indication. We are currently targeting the NexoBrid BLA submission for midyear 2020. NexoBrid, which is based on our patented proteolytic enzyme technology, represents a new paradigm in burn care management, and our clinical trials have demonstrated, with statistical significance, its ability to non-surgically and rapidly remove the eschar earlier relative to existing standard of care upon patient admission, without harming viable tissues.

We commercialize NexoBrid through multiple sales channels. We sell NexoBrid to burn centers in the European Union, United Kingdom and Israel, primarily through our own sales force, focusing on key burn centers and Key Opinion Leaders (“KOL”) management, while establishing additional distribution channels to extend our outreach in the European Union. We have signed distribution agreements with local distributors in multiple international markets, which are responsible for obtaining local marketing authorization within the relevant territory.

We are also conducting a pediatric Phase 3 (CIDS) study to broaden the approved indication of NexoBrid in Europe, the United States and other countries. Each of the DETECT, NEXT and CIDS studies, and the intended BLA submission to the FDA, are supported and funded by BARDA.

We manufacture NexoBrid in our state-of-the-art, cGMP-compliant, sterile pharmaceutical products manufacturing facility at our headquarters in Yavne, Israel.

Recent Developments

In January 2019, we announced positive top-line results from the acute phase of the pivotal U.S. Phase 3 clinical study (DETECT) of NexoBrid in adult patients with deep partial and full-thickness thermal burns of up to 30 percent of total body surface area. The study met its primary endpoint of complete eschar removal compared to gel vehicle as well as all secondary endpoints compared to standard of care (SOC), including shorter time to eschar removal, a lower incidence of surgical eschar removal and lower blood loss during eschar removal. Safety endpoints, including the key safety endpoint of non-inferiority in time to complete wound closure compared with patients treated with SOC, were also achieved. In addition, the twelve-month follow-up safety data of cosmesis and function were found to be comparable between all arms, and no new safety signals were observed.

On May 6, 2019, we entered into exclusive license and supply agreements with Vericel to commercialize NexoBrid in North America. Pursuant to these Agreements, Vericel will obtain the authority over and control of the development, regulatory approval and commercialization of licensed products in the North America territory. MediWound will be responsible for the development of the product through BLA approval, supported and funded by BARDA, as well as the manufacture and supply of NexoBrid. In addition, MediWound retains the commercial rights to NexoBrid in non-North American territory.

We had a constructive pre-BLA meeting with the FDA in July 2019 in which we received concurrence that the existing safety and efficacy data— including the two Phase 3 clinical studies and the twelve-month safety follow up data from DETECT— are adequate to allow for BLA submission and review of NexoBrid. Furthermore, the FDA concurred that additional twenty-four-month long term safety follow-up data will be submitted as a safety labeling update as part of a post-approval commitment. We are currently preparing the NexoBrid BLA submission to the FDA, currently targeted for midyear 2020.

 In October 2019, we initiated an expanded access treatment protocol (NEXT) to treat burn patients with deep partial- and full-thickness burns in the U.S. during the preparation and review of the NexoBrid BLA. NEXT is an open-label, single-arm treatment protocol which allows for the continued clinical use as well the use of NexoBrid for U.S. to treat patients in a burn mass casualty incident that is not a declared national emergency.

In January 2020, BARDA initiated the procurement of NexoBrid for emergency stockpile as part of the U.S. Department of Health and Human Services (“HHS”) mission to build national preparedness for public health medical emergencies. Inventory purchased by BARDA will be managed by MediWound under vendor-managed inventory. The initial BARDA procurement is valued at $16.5 million.

Our Products and Product Candidates

NexoBrid is an easy to use, topically-applied product that removes eschar in four hours without harming the surrounding healthy tissues. The removal of eschar is a procedure also known as debridement. Debridement is a critical first step in the successful healing of severe burns and chronic and other hard-to-heal wounds. Under existing SOC, burn eschar may be removed either by employing certain existing topical agents that have been found to be minimally effective or that take a significantly longer period of time to work, or by resorting to non-selective surgery, which is traumatic and may result in loss of blood and viable tissue. NexoBrid’s rapid and selective debridement alleviates the known risks associated with eschar, such as infection, eventual sepsis, wound deterioration and consequential scarring, and it allows physicians to reach an informed decision on further treatment at an earlier stage by direct visual assessment of the actual burn depth. Furthermore, NexoBrid minimizes the burden associated with invasive surgical procedures, reduces the need for skin grafting and sacrifice of healthy tissue from donor sites on a patient’s body and generally results in a more favorable overall long-term patient outcome. NexoBrid has been investigated in hundreds of patients across more than 15 countries and four continents in eight completed Phase 2, Phase 3 and post-marketing clinical studies. There have been hundreds of presentations and several award winning abstracts of NexoBrid in international and national scientific conferences, and NexoBrid has been presented in about 70 peer-reviewed papers, resulting in support of burn specialists and key opinion leaders. Awareness of NexoBrid continues to grow through our marketing efforts in countries where NexoBrid is approved and our and multinational clinical development.

Our second innovative product candidate, EscharEx, is a topical biological product being developed for debridement of chronic and other hard-to-heal wounds and is complementary to the large number of existing wound healing products, which require a clean wound bed in order to heal the wound. EscharEx is based on the same proteolytic enzyme technology as NexoBrid, and benefits from the wealth of existing development data on NexoBrid. In two Phase 2 studies that we conducted, this technology demonstrated safety and efficacy in the debridement of chronic and other hard-to-heal wounds, in a few applications. In the U.S, we recently initiated a Phase 2 adaptive design clinical study with the second generation EscharEx, for the treatment of venous leg ulcers. The study is built on the positive data from the completed Phase 2 study of the first-generation EscharEx.  The study is designed to assess the safety and efficacy of EscharEx compared to gel vehicle (placebo control) and non-surgical standard-of-care (either enzymatic or autolytic debridement), and includes a pre-defined interim assessment for futility, with a potential sample size adjustment that is anticipated by the end of 2020.

Market Opportunities for Products and Product Candidates

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

In addition to our current marketing of NexoBrid in Europe, we have signed local distribution agreements for distribution of NexoBrid in Latin America, certain Asia-Pacific countries and members of the Commonwealth of Independent States (“CIS”), and we plan to target additional markets in these territories by leveraging our approved registration file for additional regional marketing authorizations.

In addition to the market opportunities for NexoBrid discussed above, we believe that NexoBrid has the potential to play a critical role in the event of a mass casualty incident (“MCI”), which is generally defined as any incident in which emergency medical services resources, such as personnel and equipment, are overwhelmed by the number and severity of casualties. A variety of public emergencies may give rise to an MCI, such as terrorist attacks, natural disasters, fires and explosions. One example of an MCI is a mass burn casualty disaster, which is defined by the American Burn Association as a catastrophic event in which the number of burn victims exceeds the capacity of the local burn center to provide optimal care. If a significant number of burn victims arrive at a burn center following an event, some victims may go untreated until the bottleneck is resolved. The use of non-surgical means that are capable of providing fast debridement without harming healthy tissues, particularly during public health emergencies, could potentially reduce the time, labor and resource burdens associated with the current standard-of-care, thereby enabling the treatment of more patients. In the event of a mass burn casualty disaster, healthcare professionals can use NexoBrid to begin treatment at the patient’s bedside without the need for a surgical team and facilities. NexoBrid has demonstrated in clinical studies, with statistical significance, its ability to non-surgically and rapidly remove eschar in a single four-hour application. Once the acute treatment has been completed, the wound can be covered with available means and further managed once the MCI is under control and the bottlenecks resolved. NexoBrid has been recognized by BARDA as a potential solution for treatment of burns in the event of a MCI. We were awarded a contract by BARDA valued at up to $153 million for the advancement of the development, manufacturing, and procurement, of NexoBrid as a medical countermeasure as part of BARDA’s preparedness for mass casualty events (the “First BARDA Contract”). Recently, BARDA has initiated the procurement of NexoBrid for emergency stockpile as part of the HHS mission to build national preparedness for public health medical emergencies. The initial BARDA procurement is valued at $16.5 million, with the first delivery of NexoBrid expected by the end of the first quarter of 2020 and additional deliveries occurring over the subsequent five quarters.

Under a separate contract with BARDA that we were awarded in September 2018, BARDA has agreed to provide funding for the development of NexoBrid for the treatment of burns caused by Sulfur Mustard injuries, as part of BARDA’s preparedness for mass casualty events (the “Second BARDA Contract” and, together with the First BARDA Contract, the “BARDA Contracts”). The Second BARDA Contract provides approximately $12 million of funding to support research and development activities up to pivotal studies in animals under the FDA Animal Rule and contains options for additional funding of up to $31 million for additional development activities, animal pivotal studies, and the BLA submission for licensing of NexoBrid for the treatment of Sulfur Mustard injuries. The total value of funding commitments from BARDA under the two contracts is currently $196 million, in the aggregate. See “—BARDA Contracts” below.

We believe that the indication of debridement of chronic wound and other hard-to-heal-wounds with EscharEx represents a significant opportunity, having what is believed to be a total addressable patient base of more than 14 million patients in the United States and Europe alone, suffering from disorders such as venous leg ulcers (“VLUs”), diabetic foot ulcers (“DFUs”), pressure ulcers and surgical/traumatic hard-to-heal wounds.

We are also using our patented proteolytic enzyme technology, which underlies NexoBrid, and our wealth of data and experience gained during the NexoBrid development, to support the development of additional indications such as treatment of connective tissue disorders and scars. In ex-vivo model studies, which are laboratory studies conducted on tissues or cells extracted from a living organism, which in our case were conducted on diseased contracted cords that had been surgically removed from patients with a Dupuytren contracture, our technology confirmed with statistical significance that it could dissolve the pathological cords. We are developing an injectable formulation and conducted toxicology studies to enable initiation of clinical studies. We continue to explore additional indications as well.

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

Most burn injuries involve part of or the entire thickness of the skin and in some cases, the deeper subcutaneous fat tissue or underlying structures. The severity of the burn depends on three main factors:

•
The extent of the surface that the burn occupies is usually referred to as percent of total body surface area (“TBSA”). A burn on an adult’s entire palm would generally amount to 1% TBSA, and the average hospitalized patient has a burn covering approximately 9% TBSA. Burns covering more than 15-20% TBSA usually require hospitalization and may result in dehydration, shock and increased risk of mortality.

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

Chronic and Other Hard-to-Heal Wounds

The chronic and other hard-to-heal wound market consists of a broader addressable population of more than 14 million patients in Europe and the United States alone suffering from chronic wounds such as VLUs, DFUs, pressure ulcers and additional patients suffering from surgical/traumatic hard-to-heal wounds. Chronic and other hard-to-heal wounds represent a $25 billion burden to the U.S. healthcare system. Chronic and hard-to-heal wounds are caused by impairment in the biochemical and cellular healing processes due to local or systemic conditions and generally can take several weeks to heal, if not longer. Such wounds can lead to significant morbidity, including pain, infection, impaired mobility, hospitalization, reduced productivity, amputation and mortality. In each of the various wound types, the presence of the eschar is a frequent cause for “chronification” of wounds and the removal of eschar is the key step to commence healing. Eschar needs to be removed to prevent further deterioration of the wound that may result in additional adverse patient outcomes. If not effectively treated, these wounds can lead to potentially severe complications including further infection, osteomyelitis, fasciitis, amputation and mortality. Most advanced wound care therapies, including negative pressure wound therapy, such as V.A.C. Therapy, and skin substitutes such as Apligraf and Dermagraft and human amniotic tissue products, are complementary to our lead product candidate, EscharEx, as these products require a clean wound bed to effectively heal a wound. Four common chronic and other hard-to-heal wounds are:

•
Venous leg ulcers. VLUs develop as a result of vascular insufficiency, or the inability for the vasculature of the leg to return blood back toward the heart properly. Based on our comprehensive market research study on EscharEx that involved more than 200 healthcare professionals in the U.S. and Europe, which was updated in 2019, the VLU overall prevalence is approximately 3.3 million (1% of total U.S. population). Furthermore, the annual incidence of VLUs in the U.S. alone, is approximately 960,000 (accounting for 45% recurrence), of which approximately 690,000 undergo debridement in a given year. These ulcers usually form on the sides of the lower leg, above the ankle and below the calf, and are slow to heal and often recur if preventative steps are not taken. The risk of VLUs can increase as a result of a blood clot forming in the deep veins of the legs, obesity, smoking, lack of physical activity or work that requires many hours of standing.

•
Diabetic foot ulcers. Diabetes can lead to a reduction in blood flow, which can cause patients to lose sensation in their feet and may prevent them from noticing injuries, sometimes leading to the development of DFUs, which are open sores or ulcers on the feet that may take several weeks to heal, if ever. Based on our comprehensive market research study conducted in 2015 on EscharEx that involved more than 200 healthcare professionals in the U.S. and Europe and, which was updated in 2019, there are estimated 31 million diabetics in 2019 (9.4% of the U.S. population). The annual incidence of DFUs in the United States alone, is approximately 990,000 (accounting for 45% recurrence), of which approximately 820,000 undergo debridement in a given year.

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

Currently, surgery is an effective method to debride a wound, however, sharp debridement requires surgically skilled physicians performing surgery with patients under, anesthesia, which in elderly patients with various co-morbidities is accompanied with a higher risk of local and systemic complications. Surgery may also involve hemorrhage which could be more difficult to control due to a high incidence of use of anticoagulants in this population. Surgery on wounds may very easily become infected with the infection propagating to surrounding soft and boney tissues ending in life threatening major complication or amputation. Very often even minor, limited sharp debridement exposes other sensitive tissue, such as tendons, deep vessels/nerves and bones that may become infected or may be severely damaged, necessitating additional, more extensive debridement or even amputation. Due to these limitations, chronic wounds are treated by conservative methods such as current enzymes, hydrogels and other topical dressings, which require numerous application sessions and a long time to achieve a clean wound bed, if they achieve this at all. Thus, there is an unmet medical need for a non-surgical rapid and effective product for the outpatient setting nursery care facilities and patients home. As documented in the Phase 2 study described above, EscharEx significantly improves the rate of complete debridement after few once-daily applications, thus potentially facilitating wound debridement without the need for surgery.

Other Indications

In addition to severe burns and chronic and other hard-to-heal wound indications, we are developing an injectable product based on our patented proteolytic enzyme technology for other potential indications, such as:

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

BARDA Contracts

In September 2015, BARDA awarded us the First BARDA Contract for treatment of thermal burn injuries, which is valued at up to $112 million. In July 2017 and in May 2019, BARDA expanded its commitment by an aggregate supplemental amount of $41 million, bringing potential total non-dilutive funding to a maximum of $153 million.

The First BARDA contract is our primary contract with BARDA and relates to the advancement of the development and manufacturing, as well as the procurement, of NexoBrid as a medical countermeasure as part of BARDA preparedness for mass casualty events.

Under the First BARDA Contract, BARDA has agreed to provide technical assistance and a total amount of $77 million in funding for NexoBrid development activities towards U.S. marketing approval from the FDA. These activities include the ongoing NexoBrid Phase 3 (DETECT) study and subsequent requirements for BLA submission, the ongoing Phase 3 pediatric (CIDS) study and the NexoBrid expanded access treatment protocol (NEXT). The contract includes a $16.5 million commitment for procurement of NexoBrid, contingent upon FDA eligibility, for use in an emergency or marketing approval. BARDA has initiated the procurement of NexoBrid for emergency stockpile as part of the HHS mission to build national preparedness for public health medical emergencies, and the first delivery is expected in the first quarter of 2020. The contract includes a $10 million option to fund development of other potential NexoBrid indications and an option to fund up to $50 million for additional NexoBrid procurement.

In September 2018, BARDA awarded us the Second BARDA Contract, which is an additional, separate contract to develop NexoBrid for the treatment of Sulfur Mustard injuries as part of BARDA’s preparedness for mass casualty events. The Second BARDA Contract provides approximately $12 million of funding to support research and development activities up to pivotal studies in animals under the U.S. FDA Animal Rule and contains options for BARDA to provide additional funding of up to $31 million for additional development activities, animal pivotal studies, and the BLA submission for licensure of NexoBrid for the treatment of Sulfur Mustard injuries.

The total aggregate value of funding for NexoBrid under the BARDA Contracts is up to $196 million.  As of December 31, 2019, the Company has recorded $43 million in funding, in the aggregate, from BARDA under the two contracts.

Each BARDA contract may be terminated by BARDA at any time at BARDA’s discretion.

NexoBrid and Our Clinical History

NexoBrid, our innovative biopharmaceutical product, has received marketing authorization from the EMA and the Israeli, Argentinean, South Korean, Russian and Peruvian Ministries of Health for the removal of eschar in adults with deep partial- and full-thickness thermal burns. The active ingredient in NexoBrid is a mixture of proteolytic enzymes enriched in bromelain prepared from an extract of pineapple plant stems. Proteolysis is a breakdown of proteins into smaller building blocks, polypeptides or amino acids. Our research and development team further developed and optimized this patented proteolytic enzyme technology, which is the basis for NexoBrid, EscharEx and all other pipeline product candidates. One vial of NexoBrid containing 2 grams of concentrate of proteolytic enzymes enriched in bromelain is sufficient for treating a burn wound area of 100cm2.

We developed NexoBrid to fulfill the previously unmet need for a non-surgical effective and selective debriding agent that combines the efficacy and speed of surgery with the non-invasiveness of non-surgical methods. NexoBrid enhances the ability of physicians to conduct an earlier direct visual assessment of the burn depth to reach an informed decision on further treatment as well as to reduce the surgical burden and achieve a favorable long-term patient outcome.

NexoBrid has been investigated in hundreds of patients across 15 countries and four continents in eight completed Phase 2 and Phase 3 and post-marketing clinical studies. While we are marketing our product for the removal of eschar in burn wounds under the name “NexoBrid,” in clinical trials the product has been referred to as “Debridase” and “Debrase.”

The following table sets forth information regarding the completed clinical trials of NexoBrid:

	Trial 1	Trial 2	Trial 3	Trial 4	Trial 5	Trial 6	Trial 7	Trial 8
Study Type	• Retrospective Phase 2 • Investigator initiated	• Dose range Phase 2	• Prospective Phase 2 • IND/FDA	• Phase 2 • IND/FDA	• Phase 3 • EMA	• Phase 3b • EMA	• Phase 2 • EMA	• Post approval safety study • EMA
Design	• Data collected from files of patients treated with NexoBrid	• Parallel, controlled, observer- blind, randomized, single-center	• Parallel, controlled, observer- blind, three-arm, randomized, multi-center	• Parallel, controlled, open label, three-arm, randomized, single-center	• Parallel, controlled, open label, two-arm, randomized, multi-center	• Parallel, controlled, blinded, two-arm, multi-center	• Open label, single-arm, multi-center	• Observational retrospective data collection
Main Objectives	• Safety • Efficacy	• Comparison of efficacy and safety	• Safety • Efficacy	• Safety	• Safety • Efficacy	• Long-term scar assessment • Quality of life	• Safety and pharmacokinetics • Efficacy	• Effectiveness of the risk minimization activities
Wound Types	• Deep partial/full thickness thermal burns	• Deep partial/full thickness thermal burns	• Deep partial/full thickness thermal burns	• Deep partial/full thickness thermal burns	• Deep partial/full thickness thermal burns	• Scar formation	• Deep partial/full thickness thermal burns	• Burns which were treated with NexoBrid in the market
Number of Patients	• 154	• 20	• 140	• 30	• 182	• 89	• 36	• 160
Study Length	• 1985-2000	• 2002-2005	• 2003-2004	• 2006-2007	• 2006-2009	• 2011	• 2009-2015	• 2017-2019
Location	• Israel	• Israel	• International	• United States	• International	• International	• International	• Europe

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

(*)	Only deep partial-thickness wounds are presented, as full-thickness wounds always require autografting due to the lack of viable dermis, regardless of the technique used to remove the eschar.

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

Trial 8: European observational retrospective data collection study

As part of our post-marketing commitment in Europe and as is customary for recently approved drugs, we agreed with European regulatory authorities to conduct an observational retrospective data collection study to assess risk minimization measures in burn patients who were treated with NexoBrid. The data was collected by investigators who filed the report based on medical records of patients who received NexoBrid treatment at burn centers in the first two years from product launch and signed on as informed consent form. Data was collected retrospectively from 160 burn patients who were treated with NexoBrid during the two-year period from launch date in six E.U. countries (Germany, Belgium, Sweden, Poland, Spain and Slovak Republic). The main objective of this study was to assess the effectiveness of the risk minimization activities and their effect on the incidence rate of pain and pyrexia compared to the incidence rate reported during Trial 5 (Phase 3—EMA). The study met its co-primary endpoints showing non-inferiority in incidence rates of reported events of pain and pyrexia in the NexoBrid treated patients as compared with the events reported in the clinical development of NexoBrid. This study was funded by BARDA. See “—BARDA Contract” above.

Ongoing clinical trials

U.S. Phase 3 Study – DETECT study

The DETECT study is a prospective, multicenter, multinational, randomized, controlled, assessor blinded Phase 3 study, performed in subjects with thermal burns, to evaluate the efficacy and safety of NexoBrid compared to Gel Vehicle and compared to SOC in 175 hospitalized patients with severe burns of up to 30% TBSA randomized in a 3:1:3 ratio, with 12-month and 24-month follow-ups. The study involves 44 burn centers. The study objectives are to evaluate the efficacy and safety of NexoBrid by removing burn eschar earlier and reducing surgical burden and related blood loss in hospitalized patients with severe burns. Complete eschar removal was the primary endpoint of the study and was tested against the Gel Vehicle control arm. The primary analysis was based on whether complete eschar removal was achieved in all target wounds of a patient. The analysis compared all randomized patients to the NexoBrid arm to all randomized patients to the Gel Vehicle control arm. Secondary endpoints included reduction in the need for surgical eschar removal (surgical burden), earlier eschar removal, and blood loss, which were tested against the SOC control arm. All secondary endpoints were analyzed and compared all patients randomized to the NexoBrid arm to all patients randomized to the SOC control arm. In January 2019, we announced positive top-line results. The study met its primary endpoint with statistical significance. Patients treated with NexoBrid demonstrated a significantly higher incidence of complete eschar removal compared with patients treated with the Gel Vehicle (NexoBrid: 93.3% (70/75) vs. Gel Vehicle: 4.0% (1/25), p<0.00011).

1 Fisher's exact test

 The study included secondary endpoints that were all met with statistical significance and provided further insight on several efficacy parameters: (i) Patients treated with NexoBrid demonstrated shorter time to achieve complete eschar removal compared with patients treated with SOC (median time - NexoBrid: 1 day vs. SOC: 3.8 days, p<0.00012); (ii) Patients treated with NexoBrid demonstrated a significantly lower incidence of surgical eschar removal compared with patients treated with SOC (NexoBrid: 4.0% (3/75) vs. SOC: 72.0% (54/75), p<0.00013); (iii) and Patients treated with NexoBrid incurred significantly lower blood loss during the eschar removal procedure compared with patients treated with SOC (mean volume – NexoBrid: 14.2 ml vs. SOC: 814.5 ml, p<0.00014). In addition, Patients treated with NexoBrid had a non-inferior time to complete wound closure compared with patients treated with SOC (p=0.00035). The study Data Safety Monitoring Board ("DSMB") concluded after all patients have been treated, that the overall safety profile of NexoBrid in the study is consistent with the safety data known from previous studies.

The twelve-month patients’ follow-up safety data of cosmesis, function and quality of life were found to be comparable across all study arms, and no new safety signals were observed. The 24- months patients’ follow-up data collection is ongoing.

A BLA submission to the FDA is currently targeted for midyear 2020, based on the above-available acute primary, secondary, and safety data, as well as the 12-month safety follow-up data, whereas the 24-month safety data will be submitted as a safety labeling update as part of a post-approval commitment, if our BLA is approved, as was agreed with the FDA at a pre BLA submission meeting held at the end of July 2019.

The study also serves to address our post approval commitment to EMA. This study is funded by BARDA. See “—BARDA Contracts” above.

Pediatric investigational plan – CIDS study

The CIDS study is a Phase 3, multicenter, multinational, randomized, controlled, open-label study in children with thermal burns. The study objectives are to evaluate the efficacy and safety of treatment with NexoBrid compared with SOC in hospitalized children with severe thermal burns of 1% to 30% total body surface area (TBSA). We expanded this study also to United States burn centers, following approval of the study protocol by the FDA.  The study is underway in accordance with a study design endorsed by the FDA and the EMA as part of the agreed Pediatric Investigational Plan (“PIP”) to support extension of the indication to pediatric patients. The CIDS study includes pediatric patients of all ages, from newborn to eighteen years of age, offering NexoBrid to this important and sensitive group of patients. The primary endpoints evaluate early eschar removal, surgical burden and cosmesis and function with a 24-month follow-up.  Interim results with predefined stopping rules after a 12-month follow-up of all patients are expected to be available in the first half of 2022, with final results available in the first half of 2023. This study is funded by BARDA. See “—BARDA Contracts” above.

2 Generalized Wilcoxon-Gehan test
3 Logistic regression model - Wald test
4 Wilcoxon test pooled using Rubin's rules
5 Accelerated failure time model
* Kaplan-Meier analysis

Expanded access treatment protocol (NEXT)

The NEXT protocol, which we initiated in October 2019, is an open-label, single-arm treatment protocol which allows for the treatment of up to 150 burn patients with deep partial- and full-thickness thermal burns up to 30 percent of total body surface area. NEXT has been designed to be consistent with current real-life burn treatment practices in the U.S. and up to 30 U.S. burn centers are anticipated to participate. We received FDA concurrence that patients can be treated under the NEXT protocol in a burn mass casualty incident that is not a declared national emergency. We have submitted documents for consideration by the FDA supporting the use of NexoBrid in a declared national medical emergency contingent upon the FDA issuance of an Emergency Use Authorization (EUA). The EUA is a mechanism by which the FDA can allow an unapproved medical product that qualifies as a mass casualty medical countermeasure to be used in a public health emergency. NEXT protocol is being funded by BARDA. See “—BARDA Contracts” above.

EscharEx and Our Clinical History

EscharEx is a topical agent being developed for debridement of chronic and other hard-to-heal wounds, in order to fulfill an unmet need for a non-surgical rapid and effective debridement mean. EscharEx is based on the same patented proteolytic enzyme technology as NexoBrid but differs in other aspects, such as in formulation and presentation. During 2019, we plan to focus our resources and efforts going forward on our improved second generation EscharEx. Based on our current pre-clinical studies, the second generation EscharEx demonstrated even higher potency in lower doses, which could further contribute to EscharEx’s efficacy and tolerability. This advanced generation of EscharEx has been designed in accordance with the current treatment workflow and reimbursement programs, providing a non-surgical easy-to-use, potent product for daily application, which we believe will enhance patient compliance and improve quality of care. Based on the feedback received from different stakeholders, we believe that our second generation EscharEx can better address the unmet medical need for a non-surgical rapid and effective product, particularly in the outpatient setting, where the majority of patients are treated, and has a greater potential to achieve substantial market share.

Second generation EscharEx is more differentiated from NexoBrid, which further limits the chances for competition between the two products.

Non-clinical safety studies performed with NexoBrid support EscharEx development, and we have already completed successfully bridging toxicology studies. In a pre-IND meeting the FDA stated that existing toxicology data for EscharEx, including cross-referenced NexoBrid data, could be sufficient to support initiation of clinical studies in the product. The FDA also stated that the second generation EscharEx formulation, manufacturing process and controls were sufficient to initiate dosing in Humans.

Completed clinical trials

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

The primary endpoint assessed incidence of complete non-viable tissue removal (debridement) at the end of the debridement period (up to 10 daily applications) and the secondary endpoints assessed various efficacy and safety endpoints, including wound bed preparation and wound healing.

In January 2017 we reported final results of the first cohort of 73 patients. The average wound age in the EscharEx arm was more than double (72.8 weeks) that of the gel vehicle group (30.8 weeks). The average wound size was 33.6 cm2 in the EscharEx arm vs. 25.8 cm2 in the gel vehicle group. Despite the larger wounds and that wounds treated with EscharEx were older than wounds treated with gel vehicle (72.8 vs. 30.8 weeks), the study met its primary endpoint, as EscharEx demonstrated a statistically significant higher incidence of complete debridement at the end of the debridement period. Patients treated with EscharEx demonstrated a higher incidence of complete debridement (55% or 27/49) compared with patients treated with the hydrogel6 vehicle (29% or 7/24) with p=0.047.

 *w/i 10 daily applications

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

6 Hydrogel is not a true sham placebo as it is a common and widely used treatment for the debridement of chronic wounds.

Post hoc analysis showed that of patients who achieved complete debridement in the EscharEx group, 93% (25/27) completed the debridement within 7 days (4-5 applications on average).

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

Ongoing clinical trials

Following discussions with the FDA regarding the clinical program for EscharEx to treat chronic and hard-to-heal wounds, we were able to obtain FDA concurrence that complete debridement will be the primary endpoint of the pivotal studies and wound closure will be measured as a safety outcome to document that EscharEx has no deleterious effect on wound closure. This design was used in our recently reported successful second Phase 2 study as well as in our ongoing NexoBrid U.S. Phase 3 study in burns.  We had met with the FDA to discuss our EscharEx clinical development plan, received concurrence on many aspects, and suggested additional secondary efficacy endpoints by supplemental information as requested by the FDA. Following our decision to focus our resources and efforts going forward on our improved second-generation EscharEx (as detailed further above), we submitted to the FDA a protocol for a Phase 2 adaptive design clinical study and initiated it in December 2019.

EscharEx U.S. Phase 2 Adaptive Design Study in Venus Leg Ulcer (VLU) Patients

In December 2019, we initiated a U.S. Phase 2 adaptive design clinical study of EscharEx for the treatment of venous leg ulcers (VLUs). The study is designed to assess safety and efficacy of EscharEx compared to gel vehicle (placebo control) and non-surgical standard-of-care (either enzymatic or autolytic debridement), and includes a pre-defined interim assessment.

This study is a multicenter, prospective, randomized, placebo-controlled, adaptive design study, evaluating the safety and efficacy of EscharEx in debridement of VLUs. The study is expected to enroll 174 patients at approximately 25 clinical sites, primarily in the U.S. Study participants will be randomized to either EscharEx, placebo control or non-surgical standard-of-care, at a ratio of 1:1:1, with a three month follow-up. The primary endpoint is incidence of complete debridement compared to gel vehicle placebo control. Secondary endpoints include time to achieve complete debridement, reduction of pain, reduction of wound area, granulation tissue and quality of life. Incidence and time to achieve wound closure will be assessed as safety measurements. The study includes an interim assessment for futility and potential sample size adjustment once approximately 100 patients complete treatment, which is expected by the end of 2020.

The development of EscharEx for chronic and other hard-to-heal wound indications is in Phase 2 studies, and there is no certainty that EscharEx will achieve all of the objectives of the trials as required or that the FDA will allow at this stage to initiate further studies or that we will successfully complete the development to obtain a marketing authorization for EscharEx. See “ITEM 3.D. Risk Factors—Development and commercialization of NexoBrid in the United States and our pipeline product candidates worldwide requires successful completion of the regulatory approval process, and may suffer delays or fail.”

MWPC003 and Our Pre-Clinical History

We have performed preclinical model studies in Israel for the use of our patented proteolytic enzyme technology in treating connective tissue disorders. Our technology has shown promising results in preclinical model studies for the treatment of connective tissue pathologies. We had established in-house production capacity of the injectable formulation and completed local toxicology studies to potentially allow us to initiate the clinical development of our pipeline product candidate, MWPC003, for connective tissue disorders.

We have 34 patents (in the United States and in other international markets) and 2 patent applications for MWPC003. These patents provide broad protection for the specific mixture of proteolytic enzymes in the treatment of a variety of connective tissue diseases. The patents are nominally set to expire on July 19, 2032.

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

Manufacturing, Supply and Production

We operate a manufacturing facility in Yavne, Israel, in a building that we sub-lease from Clal Life Sciences L.P., with 29 employees as of December 31, 2019. This facility allows us to manufacture sterile biopharmaceutical products, such as NexoBrid. The facility meets current cGMP requirements, as certified by each of the EMA, the Israeli Ministry of Health and South Korean ministry of health. Our facility is subject to audits for reassessment of cGMP compliance, which are preformed periodically by regulatory authorities and is approved as cGMP-compliant. The next periodical audit for the cGMP compliance renewal is scheduled for 2020. Additionally, as we seek regulatory approval in the United States and other international jurisdictions for NexoBrid, the FDA or other regional applicable authorities may inspect our plant to confirm it meets all regulatory requirements. Applicable changes in our production processes for NexoBrid must be approved by the EMA and similar authorities in other jurisdictions.

While we believe that our current manufacturing capacity at the facility is sufficient to meet the expected near-term commercial demand for NexoBrid, we are planning to scale-up the current capacity, which we estimate will be valid and qualified, subject to our successful authorities cGMP audit, by the end of 2022, and which we expect will cost approximately $8-10 million.

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

Upon obtaining bromelain SP from CBC, we further process it into the drug substance and then into the drug product to finally create the powder form of NexoBrid. The necessary inactive ingredients contained in NexoBrid, or the excipients, are readily available and generally sold to us by multiple suppliers. In addition to this powder, we manufacture a gel substance by combining water for injections produced by us at our facility and additional excipients. The powder and gel are kept in separate containers in one package of NexoBrid and are simply mixed by a healthcare professional prior to use. NexoBrid comes in two sizes— in packages containing either a vial of two grams of powder and a jar of 20 grams of gel, or a vial of five grams of powder and a jar of 50 grams of gel. Once the powder and gel are mixed, NexoBrid should be applied within 15 minutes at a ratio of either 2 grams of powder and 20 grams of gel to a burn wound area of 100 cm2 or 5 grams of powder and 50 grams of gel to a burn wound area of 250 cm2, as applicable; however, under current usage, NexoBrid’s label provides that it should not be applied to more than 15% TBSA. Prior to mixture and application, NexoBrid has a shelf life of three years when stored under refrigeration.

Marketing, Sales and Distribution

We commercialize NexoBrid via multiple sales channels:

 In Europe and Israel, we sell NexoBrid, primarily through our own sales force consisting of a marketing team of specialized and knowledgeable sales representatives in Europe, focusing on key burn centers and Key Opinion Leaders (KOL) management. We have obtained national reimbursement for NexoBrid in Belgium and Italy and we continue to locally execute our market access strategy for most of Europe to obtain procurement by hospitals as part of their budget, or under local, regional or national reimbursement, depending on the specific process required in each country. We believe that additional burn units in large hospitals as well as smaller hospitals will follow the treatment trends once established by the burn centers. See “—Government Legislation and Regulation—Pharmaceutical Coverage, Pricing and Reimbursement.” Furthermore, we are establishing additional distribution channels through local partners to extend outreach in EU (such as the Baltics states), where NexoBrid is already approved for marketing as part of the European marketing authorization. In addition to receiving marketing authorization for NexoBrid in the European Union, key opinion leaders in the burn care field worldwide are already aware of NexoBrid’s efficiency in removing eschar due to hundreds of scientific presentations and several award winning abstracts at international and national conferences and about 70 peer-reviewed papers.

Pursuant to the First BARDA Contract, BARDA has initiated the procurement of NexoBrid, while it is at the pre-BLA stage, for emergency stockpile as part of the HHS mission to build national preparedness for public health medical emergencies. BARDA-purchased inventory will be managed by MediWound under vendor managed inventory. The initial BARDA procurement is valued at $16.5 million, with the first delivery of NexoBrid expected by the end of the first quarter of 2020 and additional deliveries occurring over the subsequent five quarters. Under our exclusive license and supply agreements with Vericel, we will equally split the gross profits on the initial procurement and receive a double-digit royalty on any additional future BARDA purchases of NexoBrid. Please see “Vericel License and Supply Agreements” below.

In international markets, we sell NexoBrid through local distributors with which we have distribution agreements. We have launched NexoBrid in Argentina, South Korea and Russia, and expect additional launches following receipt of local marketing authorizations. We plan to enter other international markets through collaboration with local distributors and leverage our approved registration file in Europe to obtain regional marketing authorizations. We have signed local distribution agreements for distribution in Argentina, Russia, South Korea, Colombia, Peru, Chile, Ecuador, Panama, India, Bangladesh, Sri Lanka, Japan, Australia, New-Zealand, Singapore, Ukraine and Taiwan. Our distributors in Argentina, South Korea, Russia and Peru have obtained marketing authorization and launched NexoBrid. Our additional distributors have filed or are in the process of filing for market authorization in their respective territories and are expected to launch NexoBrid after receipt of local regulatory approval, which may take a year or more to be granted, and, consequently, may occur in certain markets during 2020.

For a breakdown of our consolidated revenues by geographic markets and by categories of operations for the years ended December 31, 2017, 2018 and 2019, please see “Item 5.A Operating and Financial Review and Prospects—Operating Results.”

Vericel License and Supply Agreements

 On May 6, 2019, we entered into exclusive license and supply agreements with Vericel to commercialize NexoBrid in all countries of North America (which we refer to as the “Territory").

NexoBrid is currently in clinical development in the Territory, and pursuant to the terms of the License Agreement described below, we will continue to conduct all clinical activities described in the development plan to support the filing of a BLA with the FDA under the supervision of a Central Steering Committee comprised of members of each of our Company and Vericel.

License Agreement.

We entered into a license agreement (the “License Agreement”) with Vericel pursuant to which we granted Vericel an exclusive license, with the right to grant sublicenses, to develop and commercialize NexoBrid and any improvements of NexoBrid (the “Licensed Product”) in the Territory.

Pursuant to the terms of the License Agreement, Vericel will have exclusive control regarding the commercialization of Licensed Products in the Territory and must use commercially reasonable efforts to commercialize Licensed Products within the Territory.  We and Vericel have made customary representations and warranties and have agreed to certain customary covenants, including confidentiality and indemnification.

Within 10 days of signing the License Agreement, Vericel paid us an upfront fee of $17.5 million (the “Upfront Payment”).  Vericel is obligated to pay us $7.5 million upon U.S. regulatory approval of the BLA for NexoBrid and up to $125 million upon certain sales milestones.  The first sales milestone of $7.5 million is triggered when annual net sales of the Licensed Products in the Territory exceed $75 million.  Vericel is also obligated to pay us tiered royalties on net sales of Licensed Products ranging from mid-high single-digit to mid-teen percentages, subject to certain customary reductions, a percentage of gross profits on committed purchases and a royalty on additional purchases by BARDA.  The royalties will expire on a product-by-product and country-by-country basis upon the latest to occur of (i) twelve years following the first commercial sale of such Licensed Product in such country, (ii) the earliest date on which there are no valid claims of MediWound patent rights covering such Licensed Product in such country, and (iii) the expiration of the regulatory exclusivity period for such Licensed Product in such country (the “Royalty Term”).  Such royalties are subject to reduction in the event that (a) Vericel must license additional third-party intellectual property in order to develop, manufacture or commercialize a Licensed Product, or (b) biosimilar competition occurs with respect to the Licensed Product in any country within the Territory.  After the expiration of the applicable royalties for the Licensed Product in any country within the Territory, the license for such Licensed Product in such country would become a fully paid-up, royalty-free, perpetual and irrevocable license.

The License Agreement expires on the date of expiration of all royalty obligations due under the agreement unless earlier terminated in accordance with its terms.  Either party may terminate the agreement upon the failure of the other party to comply with its material obligations under the agreement if that failure is not remedied within certain specified cure periods or in the event of a party’s insolvency.  In addition, Vericel may terminate the agreement upon 150 days written notice to us.

Supply Agreement.

On May 6, 2019, concurrently with our entry into the License Agreement, we entered into a supply agreement (the “Supply Agreement”) with Vericel pursuant to which we are obligated to supply Vericel with NexoBrid for sale in the Territory on an exclusive basis for the first five years of the term of the Supply Agreement.  The Supply Agreement requires us to take steps to ensure that our manufacturing capacity meets Vericel’s demand for NexoBrid.  In addition, after the exclusivity period or upon supply failure, Vericel will be permitted to establish an additional or alternate source of supply.

Pursuant to the Supply Agreement, we will supply NexoBrid to Vericel based on Vericel’s fixed orders on a unit price basis.  After a specified period, the unit price, on an annual basis, may be increased based on the United States Producer Price Index for Chemical Manufacturing published by the Bureau of Labor Statistics.

The Supply Agreement’s initial term is five years (the “Initial Term”), with Vericel required to provide us with notice regarding whether it plans to extend the Initial Term for an additional two years by the third anniversary of the Supply Agreement.  After the Initial Term and optional two-year extension, Vericel, at its sole discretion, may choose to extend the Supply Agreement’s term for additional one-year periods for a potential total term of fifteen years.

The Supply Agreement will automatically terminate upon the expiration or termination of the License Agreement.  Either party may terminate the Supply Agreement upon the failure of the other party to comply with its material obligations under the Supply Agreement if such failure is not remedied within certain specified cure periods.  After the Initial Term, Vericel may terminate the Supply Agreement upon 12 months’ prior written notice to us, and we may terminate the Supply Agreement upon 36 months prior written notice to Vericel.

Intellectual Property

Our intellectual property and proprietary technology are important to the development, manufacture and sale of NexoBrid, EscharEx and our future pipeline product candidates. We seek to protect our intellectual property, core technologies and other know-how through a combination of patents, trademarks, trade secrets, non-disclosure and confidentiality agreements, licenses, assignments of invention and other contractual arrangements with our employees, consultants, partners, suppliers, customers and others. Additionally, we rely on our research and development program, clinical trials, know-how and marketing and distribution programs to advance our products and product candidates. As of December 31, 2019, we had been granted a total of 119 patents and have 34 pending patent applications. The family of patents that covers NexoBrid specifically includes 35 granted patents worldwide and one pending national phase application. EscharEx is covered by 31 national phase applications.

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

While our policy is to obtain patents by application, license or otherwise, to maintain trade secrets and to seek to operate without infringing on the intellectual property rights of third parties, technologies related to our business have been rapidly developing in recent years. Additionally, patent applications that we may file or license from third parties may not result in the issuance of patents, and our issued patents and any issued patents that we may receive in the future may be challenged, invalidated or circumvented. For example, we cannot predict the extent of claims that may be granted or enforcable in our patents nor can we be certain of the priority of inventions covered by pending third‑party patent applications filed in the U.S. If third parties prepare and file patent applications that also claim technology or therapeutics to which we have rights, we may have to participate in proceedings to determine priority of invention, which could result in substantial costs to us, even if the eventual outcome is favorable to us. Moreover, because of the extensive time required for clinical development and regulatory review of a product we may develop, it is possible that, before NexoBrid can be commercialized in additional jurisdictions and/or before any of our future products can be commercialized, related patents will have expired or will expire a short period following commercialization, thereby reducing the advantage of such patent. Loss or invalidation of certain of our patents, or a finding of unenforceability or limited scope of certain of our intellectual property rights, could have a material adverse effect on us. See “ITEM 3.D. Risk Factors—Our success depends in part on our ability to obtain and maintain protection for the intellectual property relating to, or incorporated into, our technology and products.”

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

Although we are in the clinical and preclinical phases for our pipeline product candidates for debridement of chronic and other hard‑to‑heal wounds and treatment of connective tissue disorders and other indications, respectively, if one of our pipeline product candidates receives approval in the future, we would compete with traditional surgery and existing non‑surgical and other treatments. In chronic and other hard‑to‑heal wounds, we expect to face competition from current standard of care for debridement by sharp debridement or from the current non-surgical standard of care, either enzymatic debridement, primarily Smith & Nephew Plc’s Santyl, a collagenase-based product indicated for debriding chronic dermal ulcers and severely burned areas or autolytic debridement.

In addition to the currently available products, other products may be introduced to debride chronic and other hard‑to‑heal wounds or treat connective tissue disorders during the time that we engage in necessary development. Accordingly, if one of our pipeline product candidates is approved, our main challenge in the market would be to educate physicians seeking alternatives to surgery to use our product instead of already existing treatments. While we are still in the development stages, based on our studies, we believe that our pipeline product candidates will be more effective than the current non‑surgical alternatives and less invasive than surgery in removing eschar in chronic and other hard‑to‑heal wounds and may be comparable or perhaps better than currently available treatments for connective tissue disorders.

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

    Following Brexit, we will have to comply with the GDPR and separately the GDPR as implemented in the UK, each regime having the ability to fine up to the greater of €20 million/ £17 million or 4% of global turnover. The relationship between the UK and the EU in relation to certain aspects of data protection law remains unclear, e.g. how data transfers between EU member states and the UK will be treated. These changes may lead to additional compliance costs and could increase our overall risk As we expand into other foreign countries and jurisdictions, we may be subject to additional laws and regulations that may affect how we conduct business.

We are also subject to evolving EU data privacy laws on cookies and e-marketing. The EU is in the process of replacing the e-Privacy Directive (2002/58/EC) with a new set of rules taking the form of a regulation, which will be directly effective in the laws of each EU Member State. The draft e-Privacy Regulation imposes strict opt-in marketing rules with limited exceptions for business-to-business communications, alters rules on third-party cookies, web beacons and similar technology and significantly increases fining powers to the same levels as the GDPR (i.e. the greater of 20 million Euros or 4% of total global annual revenue). While the text of the e-Privacy Regulation is still under development, a recent European court decision and regulators’ recent guidance are driving increased attention to cookies and tracking technologies. If regulators start to enforce the strict approach in recent guidance, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities.

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

United States

Review and approval of biologics

In addition to E.U. regulations, NexoBrid is an investigational drug in the United States and is therefore subject to various U.S. regulations. In the United States, the FDA regulates biologics under the Federal, Food, Drug and Cosmetic Act ("FDCA"), the Public Health Service Act, and their respective implementation regulations. On March 24, 2011, the FDA classified NexoBrid as a biological product. Biologics require the submission of a BLA and licensure by the FDA prior to being marketed in the United States. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant to a variety of administrative or judicial sanctions as well as enforcement actions brought by the FDA, the U.S. Department of Justice or other governmental entities. Possible sanctions may include the FDA’s refusal to approve pending BLAs or supplements, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties.

The process required by the FDA prior to marketing and distributing a biologic in the United States generally involves the following:

•	completion of laboratory tests, animal studies and formulation studies in compliance with the FDA’s GLP and GMP regulations, as applicable;

•	submission to the FDA of an investigational new drug application (“IND”), which must become effective before clinical trials may begin;

•	approval by an independent institutional review board (“IRB”) at each clinical site before each trial may be initiated;

•	performance of adequate and well‑controlled clinical trials in accordance with GCP to establish the safety and efficacy of the product for each indication;

•	preparation and submission to the FDA of a BLA;

•	satisfactory completion of an FDA advisory committee review, if applicable;

•
satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with cGMP requirements, and to assure that the facilities, methods and controls are adequate to preserve the product’s safety, purity and potency, and of selected clinical investigation sites to assess compliance with GCP; and

•	payment of user fees and FDA review and approval of the BLA to permit commercial marketing of the product for particular indications for use in the United States.

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

For purposes of BLA approval, clinical trials are typically conducted in three sequential phases, which may overlap or be combined. In the United States, the three phases are generally described as follows:

Phase 1:
The investigational product is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness and to determine optimal dosage.

Phase 2:
The investigational product is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

Phase 3:
The investigational product is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well‑controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk‑benefit profile of the product, and to provide adequate information for the labeling of the product.

In some cases, the FDA may require, or companies may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. These so-called Phase 4 studies may be made a condition to approval of the BLA.

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

Submission of a BLA to the FDA

The results of the preclinical studies and clinical trials, together with other detailed information, including information on the manufacture, control and composition of the product, are submitted to the FDA as part of a BLA requesting approval to market the product candidate for a proposed indication. Under the Prescription Drug User Fee Act, as amended, applicants are required to pay user fees to the FDA for reviewing a BLA. These user fees, as well as the annual program fees required for approved products, can be substantial. Each BLA submitted to the FDA for approval is typically reviewed for administrative completeness and reviewability within 60 days following submission of the application. If found complete, the FDA will “file” the BLA, which triggers a full review of the application. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission. The FDA’s established goals are to review and act on standard applications within ten months after it accepts the application for filing, or, if the application qualifies for priority review, six months after the FDA accepts the application for filing. In both standard and priority reviews, the review process is often significantly extended by FDA requests for additional information or clarification. The FDA reviews a BLA to determine, among other things, whether a product is safe, pure and potent and the facility in which it is manufactured, processed, packed, or held meets standards designed to assure the product’s continued safety, purity and potency. The FDA may convene an advisory committee to provide clinical insight on application review questions.

Before approving a BLA, the FDA generally inspects the facilities at which the product is manufactured or facilities that are significantly involved in the product development and distribution process, and will not approve the product unless cGMP compliance is satisfactory. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.After the FDA evaluates a BLA and conducts inspections of manufacturing facilities where the investigational product will be produced, the FDA may issue an approval letter or a Complete Response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response letter will describe all of the deficiencies that the FDA has identified in the BLA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the Complete Response letter without first conducting required inspections, testing submitted product lots, and/or reviewing proposed labeling. In issuing the Complete Response letter, the FDA may recommend actions that the applicant might take to place the BLA in condition for approval, including requests for additional information or clarification.

The FDA may deny approval of a BLA if applicable statutory or regulatory criteria are not satisfied, or may require additional testing or information, which can delay the approval process. FDA approval of any application may include many delays or may never be granted. If a product is approved, the approval will impose limitations on the indicated uses for which the product may be marketed, will require that warning statements be included in the product labeling, may impose additional warnings to be specifically highlighted in the labeling (e.g., a Black Box Warning), which can significantly affect promotion and sales of the product, may require that additional studies be conducted following approval as a condition of the approval and may impose restrictions and conditions on product distribution, prescribing or dispensing. For example, the FDA may approve the BLA with a Risk Evaluation and Mitigation Strategy, or REMS, to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a product and to enable patients to have continued access to such medicines by managing their safe use. A REMS program may be required to include various elements, such as a medication guide or patient package insert, a communication plan to educate healthcare providers of the drug’s risks, or other elements to assure safe use, such as limitations on who may prescribe or dispense the drug, dispensing only under certain circumstances, special monitoring and the use of patient registries.

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

Post‑approval requirements

Any biologic products for which we receive FDA approvals are subject to pervasive continuing regulation by the FDA. Certain requirements include, among other things, record‑keeping requirements, reporting adverse experiences with the product, providing the FDA with updated safety and efficacy information annually or more frequently for specific events, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements. These promotion and advertising requirements include, among others, standards for direct‑to‑consumer advertising, prohibitions against promoting drugs for uses or in patient populations that are not described in the drug’s approved labeling, known as “off‑label use,” and other promotional activities, such as those considered to be false or misleading. Failure to comply with FDA requirements can have negative consequences, including the immediate discontinuation of noncomplying materials, adverse publicity, enforcement letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties. Such enforcement may also lead to scrutiny and enforcement by other government and regulatory bodies. Although physicians may prescribe legally available drugs for off‑label uses, manufacturers may not encourage, market or promote such off‑label uses. As a result, “off‑label promotion” has formed the basis for litigation under the Federal False Claims Act, violations of which are subject to significant civil fines and penalties.

The manufacturing of NexoBrid, EscharEx and our pipeline product candidates is and will be required to comply with applicable FDA manufacturing requirements contained in the FDA’s cGMP regulations. NexoBrid is manufactured at our production plant in Yavne, Israel, which is cGMP certified. The FDA’s cGMP regulations require, among other things, quality control and quality assurance, as well as the corresponding maintenance of comprehensive records and documentation. Biologic manufacturers and other entities involved in the manufacture and distribution of approved drugs and biologics are also required to register their establishments and list any products they make with the FDA and to comply with related requirements in certain states. These entities are further subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. In addition, a BLA holder must comply with post‑marketing requirements, such as reporting of certain adverse events. Such reports can present liability exposure, as well as increase regulatory scrutiny that could lead to additional inspections, labeling restrictions or other corrective action to minimize further patient risk. Discovery of problems with a product after approval may result in serious and extensive restrictions on the product, manufacturer or holder of an approved BLA, as well as lead to potential market disruptions. These restrictions may include recalls, suspension of a product until the FDA is assured that quality standards can be met, and continuing oversight of manufacturing by the FDA under a “consent decree,” which frequently includes the imposition of costs and continuing inspections over a period of many years, as well as possible withdrawal of the product from the market. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

The FDA also may impose a number of post‑approval requirements as a condition of approval of a BLA. For example, the FDA may require post‑marketing testing, or Phase 4 testing, as well as REMS and/or surveillance to monitor the effects of an approved product or place other conditions on an approval that could otherwise restrict the distribution or use of NexoBrid.

Orphan designation and exclusivity

On August 20, 2003, NexoBrid received orphan drug designation in the United States. Under the Orphan Drug Act, the FDA may designate a drug product as an “orphan drug” if it is intended to treat a rare disease or condition, meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a drug product available in the United States for treatment of the disease or condition will be recovered from sales of the product. A company must request orphan product designation before submitting a BLA. If the request is granted, the FDA will disclose the identity of the therapeutic agent and its potential use. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product with orphan status receives the first FDA approval for the disease or condition for which it has such designation, the product will be entitled to orphan product exclusivity. Orphan product exclusivity means that FDA may not approve any other applications for the same product for the same indication for seven years, except in certain limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Competitors may receive approval of different products for the indication for which the orphan product has exclusivity and may obtain approval for the same product but for a different indication. If a drug or drug product designated as an orphan product ultimately receives marketing approval for an indication broader than that designated in its orphan product application, it may not be entitled to exclusivity. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Expedited Development and Review Programs

 The FDA offers a number of expedited development and review programs for qualifying product candidates. The fast track program is intended to expedite or facilitate the process for reviewing new products that meet certain criteria. Specifically, new products are eligible for fast track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a fast track product has opportunities for frequent interactions with the review team during product development and, once a BLA is submitted, the product may be eligible for priority review. A fast track product may also be eligible for rolling review, where the FDA may consider for review sections of the BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the BLA, the FDA agrees to accept sections of the BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the BLA.

 A product intended to treat a serious or life-threatening disease or condition may also be eligible for breakthrough therapy designation to expedite its development and review. A product can receive breakthrough therapy designation if preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase 1 and an organizational commitment to expedite the development and review of the product, including involvement of senior managers.

 Any marketing application for a biologic submitted to the FDA for approval, including a product with a fast track designation and/or breakthrough therapy designation, may be eligible for other types of FDA programs intended to expedite the FDA review and approval process, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide a significant improvement in the treatment, diagnosis or prevention of a serious disease or condition compared to marketed products. For products containing new molecular entities, priority review designation means the FDA’s goal is to take action on the marketing application within six months of the 60-day filing date, compared with ten months under standard review.

 Additionally, products studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well-controlled post-marketing clinical studies to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

 In 2017, FDA established a new regenerative medicine advanced therapy, or RMAT, designation as part of its implementation of the 21st Century Cures Act, which was signed into law in December 2016. To qualify for RMAT designation, the product candidate must meet the following criteria: (1) it qualifies as a RMAT, which is defined as a cell therapy, therapeutic tissue engineering product, human cell and tissue product, or any combination product using such therapies or products, with limited exceptions; (2) it is intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition; and (3) preliminary clinical evidence indicates that the drug has the potential to address unmet medical needs for such a disease or condition. Like fast track and breakthrough therapy designation, RMAT designation provides potential benefits that include more frequent meetings with FDA to discuss the development plan for the product candidate and eligibility for rolling review and priority review. Products granted RMAT designation may also be eligible for accelerated approval on the basis of a surrogate or intermediate endpoint reasonably likely to predict long-term clinical benefit, or reliance upon data obtained from a meaningful number of sites, including through expansion to additional sites. Once approved, when appropriate, the FDA can permit fulfillment of post-approval requirements under accelerated approval through the submission of clinical evidence, clinical studies, patient registries, or other sources of real world evidence such as electronic health records; through the collection of larger confirmatory datasets; or through post-approval monitoring of all patients treated with the therapy prior to approval.

 Fast track designation, breakthrough therapy designation, priority review, accelerated approval, and RMAT designation do not change the standards for approval but may expedite the development or approval process.

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

Separately, in the event the FDA issues a Written Request for pediatric data relating to a product, a BLA sponsor who submits such data may be entitled to pediatric exclusivity. Pediatric exclusivity is another type of non‑patent marketing exclusivity in the United States which, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing exclusivity, including other non‑patent and orphan exclusivity. This six‑month exclusivity may be granted if a BLA sponsor submits pediatric data that fairly respond to the Written Request from the FDA for such data. The data do not need to show that the product is effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot accept or approve another application.

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

Biosimilars and reference product exclusivity

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the “ACA”), which was signed into law in 2010, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009 (“BPCIA”), which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-approved reference biological product. To date, a number of biosimilars have been licensed under the BPCIA, and numerous biosimilars have been approved in Europe. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars.

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
Additionally, the Affordable Care Act:

•	increases the minimum level of Medicaid rebates payable by manufacturers of brand‑name drugs from 15.1% to 23.1%;

•	requires collection of rebates for drugs paid by Medicaid managed care organizations; and

•	imposes a non‑deductible annual fee on pharmaceutical manufacturers or importers who sell certain “branded prescription drugs” to specified federal government programs.

There remain judicial and congressional challenges to certain aspects of the Affordable Care Act, as well as efforts by the current U.S. presidential administration to continue to seek amendments to or repeal of the Affordable Care Act. While Congress has not passed repeal legislation, several bills affecting the implementation of certain taxes under the Affordable Care Act have been signed into law. For example, the Tax Cuts and Jobs Act of 2017 includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the Affordable Care Act on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” The 2020 federal spending package permanently eliminated, effective January 1, 2020, the Affordable Care Act mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, ruled that the individual mandate is a critical and inseverable feature of the Affordable Care Act, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the Affordable Care Act are invalid as well. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the Affordable Care Act are invalid as well. Is unclear how this decision, future decisions, subsequent appeals, if any, and other efforts to repeal and replace the Affordable Care Act will impact the Affordable Care Act and our business. Congress may consider other legislation to repeal or replace elements of the Affordable Care Act in the future. We cannot predict what legislation, if any, to repeal or replace the Affordable Care Act will become law, or what impact any such legislation may have on our product candidate.

There has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which have resulted in several Congressional inquiries and proposed bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. At the federal level, the current U.S. presidential administration’s budget proposal for fiscal year 2020 contained further drug price control measures that could be enacted during the budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Further, the Trump administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. The Department of Health and Human Services, or HHS, has solicited feedback on some of these measures and has implemented others under its existing authority. While some of these and other measures may require additional authorization to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

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

Healthcare Law and Regulation; Data Privacy and Security Laws

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

•
HIPAA, as amended by HITECH and its implementing regulations, also imposes obligations, including mandatory contractual terms, on covered entities and their respective business associates with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•
the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

•
the federal physician payment transparency requirements under the Affordable Care Act require certain manufacturers of drugs, devices and medical supplies to report to Centers for Medicare & Medicaid Services information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other healthcare professionals, and teaching hospitals and physician ownership and investment interests;

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

Violations of any of these laws or any other governmental laws and regulations that may apply include, without limitation, significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion of products from government funded healthcare programs, such as Medicare and Medicaid, disgorgement, contractual damages, reputational harm, diminished profits and the curtailment or restructuring of our operations.

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures. Additionally, certain state and local laws require the registration of pharmaceutical sales representatives. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. For example, the California Consumer Privacy Act, or CCPA, which went into effect January 1, 2020, among other things, creates new data privacy obligations for covered companies and provides new privacy rights to California residents, including the right to opt out of certain disclosures of their information. The CCPA also creates a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach. Although the law includes limited exceptions, including for “protected health information” maintained by a covered entity or business associate, it may regulate or impact our processing of personal information depending on the context.

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

Properties

Our principal executive offices are located at 42 Hayarkon Street, Yavne 8122745, Israel. We lease these facilities from our largest shareholder, Clal Life Sciences, L.P. (“CLS”), pursuant to a sub‑lease agreement, as amended, that expires on October 30, 2022. The facilities consist of approximately 32,300 square feet of space, and the yearly lease fee is approximately $385,000. These facilities house our administrative headquarters, our research and development laboratories and our manufacturing plant. The sub-lease agreement include an option to extend the lease period for additional 3 years at our sole discretion.

We also lease offices at Eisenstrasse 5, 65428 Rüsselsheim, Germany. We lease these facilities pursuant to a lease agreement with a term of three years that expires on April 30, 2022. The facilities consist of approximately 2,670 square feet of space, and lease payments are approximately €3,500 (or $3,900) per month. These facilities house our European headquarters.

C.          Organizational Structure

The legal name of our company is MediWound Ltd. and we are organized under the laws of the State of Israel. Our corporate structure consists of MediWound Ltd., our Israeli parent company, (i) MediWound Germany GmbH, our active wholly‑owned subsidiary, which was incorporated on April 16, 2013 under the laws of the Federal Republic of Germany and (ii) MediWound UK Limited, our inactive wholly‑owned subsidiary, which was incorporated on July 26, 2004 under the laws of England. To the best of our knowledge, we also hold approximately 10% ownership interest in Polyheal Ltd.

D.          Property, Plants and Equipment

See “ITEM 4.B. Business Overview—Properties” and “ITEM 4.B. Business Overview—Manufacturing, Supply and Production.”

Item 4A. UNRESOLVED STAFF COMMENTS

None.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating Results

             The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2019 and related notes, and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS, as issued by the IASB.

Company Overview

              We are a fully integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel therapeutics products to address unmet medical needs in the fields of severe burns, chronic and other hard‑to‑heal wounds, connective tissue disorders and other indications. Our first innovative biopharmaceutical product, NexoBrid, received marketing authorization from the EMA and the Israeli, Argentinean, South Korean, Russian and Peruvian Ministries of Health for removal of dead or damaged tissue, known as eschar, in adults with deep partial‑ and full‑thickness thermal burns, also referred to as severe burns. NexoBrid is currently in clinical development in North America. We are in the process of preparing our BLA for the approval for NexoBrid by the FDA for those applications, and the BLA submission is currently targeted for midyear 2020. NexoBrid, which is based on our patented proteolytic enzyme technology, represents a new paradigm in burn care management and our clinical trials have demonstrated, with statistical significance, its ability to non‑surgically and rapidly remove the eschar earlier relative to existing standard of care upon patient admission, without harming viable tissues.

We commercialize NexoBrid via multiple sales channels. We sell NexoBrid to burn centers in the Europe and Israel, primarily through our own sales force, focusing on key burn centers and key opinion leader management, and are establishing additional distribution channels in the European Union to extend the product's outreach. We have signed distribution agreements with local distributors in multiple international markets, which are responsible for obtaining local marketing authorization within the relevant territory.

              Our U.S. Phase 3 pivotal study (DETECT), which is intended to support a BLA submission to the FDA, has met its primary and all secondary endpoints. In addition, twelve-month follow-up safety data of cosmesis and function were found to be comparable among all arms, and no new safety signals were observed. We have initiated an expanded access treatment protocol (NEXT) for NexoBrid to treat burn patients with deep partial- and full-thickness burns in the U.S., which is funded by BARDA and which will continue to take place during the review of our BLA by the FDA. We are also conducting a pediatric study to broaden the approved indication of NexoBrid, which is also being funded by BARDA. We manufacture NexoBrid in our state‑of‑the‑art, EMA‑certified, cGMP‑compliant, sterile pharmaceutical products manufacturing facility at our headquarters in Yavne, Israel. Our additional current product candidate— EscharEx, a topical biologic drug candidate designed to enzymatically debride chronic wounds— is undergoing a U.S. Phase 2 adaptive design study for the treatment of venous leg ulcers, which is assessing safety and efficacy and for which we expect an interim assessment by the end of 2020.

Our securities are listed for trading on Nasdaq since March 2014 following our Initial Public Offering. In 2017, we completed an underwritten public offering of 5,037,664 ordinary shares and received net proceeds of approximately $22.7 million, after deducting the underwriting discount and offering expenses payable by us.

Our revenues were $2.5 million, $3.4 million and $31.8 million in 2017, 2018 and 2019, respectively. In May 2019 we entered into exclusive license and supply agreements with Vericel to commercialize NexoBrid in North America, under which we received an up-front payment from Vericel of $17.5 million in 2019, and may be entitled to an additional $7.5 million, contingent upon approval of our BLA, and up to $125 million contingent upon NexoBrid meeting certain annual sales milestones. Vericel has also agreed to pay us tiered royalties on net sales ranging from mid-high single-digit to mid-teen percentages, an equal split of gross profit on committed BARDA procurement orders, and a double-digit royalty on any additional future BARDA purchases of NexoBrid, and Vericel will purchase NexoBrid from us exclusively for consideration of cost plus fixed margin. See ITEM 4.B.  “Information on the Company.  Vericel License and Supply Agreements.” In addition, we have signed local distribution agreements for distribution of NexoBrid in Argentina, Russia, South Korea, Mexico, Colombia, Peru, Chile, Ecuador, Panama, India, Bangladesh, Sri Lanka, Japan, Australia, New-Zealand, Singapore, Ukraine, Lithuania, Latvia, Estonia, Switzerland and Taiwan. Our future growth will depend, in part, on our ability to expand the commercialization of NexoBrid throughout Europe and receive marketing approval in the United States and other jurisdictions for NexoBrid and EscharEx. Our net operating losses were $13.7 million and $4.0 million for the years ended December 31, 2017 and 2018, respectively. We had an accumulated deficit of $125.8 million and operating income of $4.5 million as of and for the year ended December 31, 2019. We expect to incur significant expenses and operating losses for the foreseeable future, as research and development activities are central to our operations.

We expect to continue to invest in our research and development efforts, including in respect of our NexoBrid ongoing clinical trials which are fully funded by BARDA, as well as the clinical development and trials of EscharEx and our other pipeline product candidates. In addition, we expect to continue to advance NexoBrid as a standard of care, and expand its commercial reach in international markets, including for potential use as a medical countermeasure during mass casualty events.

Key Components of Statements of Operations

Revenues

Sources of revenues. We derive revenues from sales of NexoBrid to burn centers and hospitals burn units in Europe and Israel as well as to local distributors in other countries in accordance with distribution agreements. We have also begun to generate revenues under our exclusive license and supply agreements with Vericel, under which we received an up-front payment and may be entitled to additional payments as we progress towards commercialization of NexoBrid in North America. Starting in May 2019, following entrance into the Vericel license and supply agreements, funding by BARDA was classified as revenues from development services. As a result, we also generate revenues from development services provided to BARDA. Our ability to generate additional, more significant revenues will depend on the successful commercialization of NexoBrid, which itself will be dependent in part upon receipt of approval from the FDA.

Cost of Revenues

Our total cost of revenues includes expenses for the manufacturing of NexoBrid, including: the cost of raw materials; employee‑related expenses, including salaries, equity based‑compensation and other benefits and related expenses, lease payments, utility payments, depreciation, changes in inventory of finished products, royalties and other manufacturing expenses. These expenses are partially reduced by an allotment of manufacturing costs associated with research and development activities to research and development expenses.

Starting in May 2019, following entrance into the Vericel license and supply agreements, cost of revenues also includes costs associated with the research and development services provided to BARDA, including salaries and related expenses, clinical trials, sub‑contractors and external advisors. We expect that our cost of revenues will increase as we expand the sale of NexoBrid throughout the European Union, the United States and other international markets.

Operating Expenses

Research and Development Expenses, net

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later‑stage clinical trials. We expect research and development costs to increase significantly for the foreseeable future as EscharEx progresses in its clinical program in the U.S. and our other pipeline product candidates' progress in clinical trials. However, we do not believe that it is possible at this time to accurately project total program‑specific expenses to reach commercialization. There are numerous factors associated with the successful development of any of our product candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development. Additionally, future commercial and regulatory factors beyond our control will affect our clinical development programs and plans. Our actual spending could differ as our plans change and we invest in other drugs or potentially reduce our anticipated funding on research for existing products.

Research and development expenses consist primarily of compensation for employees engaged in research and development activities, including salaries, equity‑based compensation, benefits and related expenses, clinical trials, contract research organization sub‑contractors, development materials, external advisors and the allotted cost of our manufacturing facility for research and development purposes.

Since 2017, we have cumulatively spent approximately $42.6 million on research and development primarily of NexoBrid and EscharEx, of which $28.1 million was funded by BARDA funds and Israeli government grants. The participation by BARDA comprises $25.6 million and was classified as reimbursement of research and development expenses. Starting in May 2019, following entrance into the Vericel license and supply agreements, participation by BARDA in the amount of $10.7 million was classified as revenues from development services. Our total research and development expenses, net of participations, were approximately $5.5 million, $4.1 million and $5.0 million in the years ended December 31, 2017, 2018 and 2019, respectively. Our research and development expenses relate primarily to the development of NexoBrid and EscharEx. We charge all research and development expenses to operations as they are incurred.

The successful development of our patented proteolytic enzyme technology used in NexoBrid, EscharEx and additional pipeline product candidates is highly uncertain. As such, at this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of our technology for additional indications. This uncertainty is due to numerous risks and uncertainties associated with developing products, including the uncertainty of:

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

Participation by Third Parties

Our research and development expenses are net of the following participations by third parties:

Participation by the IIA. We received grants, subject to repayment through future royalty payments, as part of the NexoBrid and EscharEx research and development programs approved by the IIA. The requirements and restrictions for such grants are found in the Innovation Law. Under the Innovation Law, we undertook to pay royalties of 3% on the revenues derived from sales of products or licenses in whole or in part using IIA grants are payable to the IIA. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us, plus annual interest generally equal to the 12‑month LIBOR (or such other interest rate that the IIA may set in the future) applicable to dollar deposits, as published on the first business day of each calendar year. The total gross amount of grants actually received by us from the IIA, including accrued LIBOR interest and net of royalties actually paid or accrued as of December 31, 2019, totaled approximately $13.6 million, and the amortized cost (using the effective interest method) of the liability as of that date totaled approximately $6.9 million. During the year ended December 31, 2019, we had accrued and paid royalties to the IIA net of grants from the IIA totaling $0.4 million.

In addition to paying any royalty due, we must abide by other restrictions associated with receiving such grants under the Innovation Law that continue to apply following repayment to the IIA. These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our know‑how outside of Israel and may require us to obtain the approval of the IIA for certain actions and transactions and pay additional royalties and other amounts to the IIA. In addition, any change of control and any change of ownership of our ordinary shares that would make a non‑Israeli citizen or resident an “interested party,” as defined in the Innovation Law, requires prior written notice to the IIA. If we fail to comply with the Innovation Law, we may be subject to criminal charges. See “Item 3.D. Risk Factors– Risks Primarily Related to our Operations in Israel— We have received Israeli Government grants for certain research and development activities. The terms of those grants require us to satisfy specified conditions and to pay penalties in addition to repayment of the grants upon certain events.”

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

Participation by BARDA. On September 29, 2015, we were awarded a contract by BARDA, which was amended on July 17, 2017 and again on May 2019, providing supplemental funds and support. The amended contract valued up to $153 million. See “ITEM 4.B. Business Overview—BARDA Contracts.” The contract is for the advancement of the development and manufacturing, as well as the procurement of NexoBrid as a medical countermeasure as part of BARDA preparedness for mass casualty events. The contract includes $77 million of funding to support development activities to complete the FDA approval process for NexoBrid for use in thermal burn injuries, as well as procurement of NexoBrid valued at $16.5 million, which BARDA has initiated. In addition, in September 2018, we were awarded a new separate contract to develop NexoBrid for the treatment of Sulfur Mustard injuries as part of BARDA preparedness for mass casualty events. The second contract provides approximately $12 million of funding to support research and development activities up to pivotal studies in animals under the U.S. FDA Animal Rule and contains options for additional funding of up to $31 million for additional development activities, animal pivotal studies, and the BLA submission for licensure of NexoBrid for the treatment of Sulfur Mustard injuries.

The total aggregate value of funding for NexoBrid under the two contracts is up to $196 million.  As of December 31, 2019, we have recorded approximately $43 million in funding from BARDA under those two contracts.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of compensation expenses for personnel engaged in sales and marketing, including salaries, equity based‑compensation and benefits and related expenses, as well as promotion, marketing, market access, medical, and sales and distribution activities. These expenses also include costs related to the maintenance of our offices in Germany, which is focused primarily on marketing NexoBrid, and cost related to maintain marketing authorization.

General and Administrative Expenses

General and administrative expenses consist principally of compensation for employees in executive and administrative functions, including salaries, equity‑based compensation, benefits and other related expenses, professional consulting services, including legal and audit fees, as well as costs of office and overhead. We expect general and administrative expenses to remain stable.

Financial Income/Financial Expense

Financial income includes interest income, revaluation of financial instruments and exchange rate differences. Financial expense consists primarily of revaluation of financial instruments, financial expenses in respect of deferred revenue, revaluation of lease liabilities and exchange rate differences. The interest due on government grants received from the IIA is also considered a financial expense, and is recognized beginning on the date we receive the grant until the date on which the grant is expected to be repaid as part of the revaluation to fair value of liabilities in respect of government grants.

Discontinued Operation

Following the expiration of our PolyHeal license, we accounted for our operation related to PolyHeal as a discontinued operation in accordance with IFRS accounting standard 5, “Non‑current Assets Held for Sale and Discontinued Operations.” Accordingly, the results of any legal process profit or loss are reported separately as a discontinued operation in our statement of operations for the periods presented below.

Taxes on Income

The standard corporate tax rate in Israel was 24% in the year 2017, and as of January 1, 2018 and thereafter, the corporate tax rate is 23%.

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses totaling approximately $119 million as of December 31, 2019. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

Under the Law for the Encouragement of Capital Investments, 5719‑1959 (the “Investment Law”), we have been granted “Beneficiary Enterprise” status, which provides certain benefits, including tax exemptions and reduced corporate tax rates. Income not eligible for Beneficiary Enterprise benefits is taxed at the regular corporate tax rate. The benefit entitlement period starts from the first year that the Beneficiary Enterprise first earns taxable income, and is limited to 12 years from the year in which the company requested to have tax benefits apply.

Comparison of Period to Period Results of Operations

We are providing within this section a supplemental discussion that compares our historical statement of operations data in accordance with IFRS, as issued by the IASB. The below table and the below discussion provides data for each of the years ended December 31, 2018 and 2019. The below discussion of our results of operations omits a comparison of our results for the years ended December 31, 2017 and 2018. In order to view that discussion, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results— Comparison of Period to Period Results of Operations— Year Ended December 31, 2017 Compared to Year Ended December 31, 2018” in our Annual Report on Form 20-F for the year ended December 31, 2018, which we filed with the SEC on March 25, 2019.

	Years Ended December 31,
	2018	2019

Consolidated statements of operations data:
Revenue from sales of products	$3,225	$3,393
Revenue from development services	$-	$10,678
Revenue from license agreements	$176	$17,718
Total Revenues	$3,401	$31,789
Cost of revenues	2,088	11,849
Gross profit	1,313	19,940
Operating expenses:
Research and development, gross	17,915	10,070
Participation by BARDA and IIA	(13,843)	(5,101)
Research and development, net of participations	4,072	4,969
Selling and marketing	4,188	4,064
General and administrative	3,799	5,242
Other income from settlement agreement	(7,537)	-
Other expenses	751	1,172
Operating profit (loss)	(3,960)	4,493
Financial income	412	556
Financial expense	(2,117)	(2,983)
Profit (loss) from continuing operations	(5,665)	2,066
Profit from discontinued operation	4,608	2,889
Net profit (loss)	$(1,057)	$4,955

Year Ended December 31, 2018 Compared to Year Ended December 31, 2019

Revenues

We generated revenues of approximately $31.8 million for the year ended December 31, 2019 from sales of products, license agreements and development services of NexoBrid, compared to approximately $3.4 million in revenues from sale of products and license agreements of NexoBrid for the year ended December 31, 2018, an increase of $28.4 million. The increase was primarily due to an up-front payment of $17.5 million from Vericel and revenues from development services. Starting in May 2019, following entrance into the Vericel license and supply agreements, participation by BARDA in the amount of $10.7 million was classified as revenues from development services. Prior to the Vericel deal, this participation by BARDA was classified as reimbursement of research and development expenses.

 BARDA and Vericel contributed 34% and 55% of our total revenue, respectively, in 2019.  No other customer contributed 10% or more of our revenue in 2019.

Our revenues, as reported in our consolidated financial statements, can be broken down in accordance with the geographic location of our customers, as shown in the below table:

	Years Ended December 31,
	2018	2019

International (excluding U.S.)	$3,401	$3,285
U.S.	$-	$28,504
	$3,401	$31,789

Costs and Expenses

Cost of revenues

Cost of revenues from sales of products as a percentage of revenues increased to approximately 69% for the year ended December 31, 2019 from approximately 65% in the year ended December 31, 2018. Allotment of manufacturing costs to research and development decreased by $0.6 million in the year ended December 31, 2019, primarily due to the development activities for NexoBrid and EscharEx in 2019. Change of inventory of finished products remained.

Cost of revenues from development services as a percentage of revenues was approximately 83% in the year ended December 31, 2019 compared to approximately 0% in the year ended December 31, 2018. Starting in May 2019, as a result of the Vericel license and supply agreements, all research and development expenses related to BARDA were classified as cost of revenues from development services.

Cost of revenues from license agreements as a percentage of revenues was approximately 4% in the year ended December 31, 2019 compared to approximately 0% in the year ended December 31, 2018, due to royalty payments pursuant to a license agreement with Mark Klein.

Research and development expenses, net of participations

Research and development expenses, gross, decreased by 44% from approximately $17.9 million in the year ended December 31, 2018 to approximately $10.1 million in the year ended December 31, 2019. The expenses are primarily related to the development of NexoBrid, which was predominantly funded by BARDA participation, and EscharEx. Participations by BARDA and IIA decreased from $13.8 million in the year ended December 31, 2018 to approximately $5.1 million in the year ended December 31, 2019. Starting in May 2019, following entrance into the Vericel license and supply agreements, participation by BARDA in the amount of $10.7 million was classified as revenues from development services and research and development expenses related to services provided to BARDA in the amount of $8.8 million was classified as cost of revenues from development services.

Research and development expenses, net of participations increased from approximately $4.1 million in the year ended December 31, 2018 to approximately $5.0 million in the year ended December 31, 2019.

The increase in research and development, net of participations, resulted primarily from an increase of $0.7 million in subcontractors costs and an increase of $0.7 million in salary and related expenses.

Allotment of manufacturing costs for research and development purposes decreased by $0.6 million in the year ended December 31, 2019, primarily due to the development activities related to NexoBrid and EscharEx.

Selling and marketing expenses

Selling and marketing expenses remained stable in 2019 compared to 2018, with a minor decrease of 3%, from approximately $4.2 million in the year ended December 31, 2018 to approximately $4.1 million in the year ended December 31, 2019.

General and administrative expenses

General and administrative expenses increased by 38% from $3.8 million in the year ended December 31, 2018 to approximately $5.2 million in the year ended December 31, 2019. The increase was primarily driven by one-time non-recurring costs associated with management changes and increase in professional fees.

Other expenses

Other expenses increased by 56% from $0.8 million in the year ended December 31, 2018 to approximately $1.2 million in the year ended December 31, 2019. The increase was primarily driven by one-time expenses associated with the Vericel license and supply agreements.

Financial income

Financial income increased from $0.4 million in the year ended December 31, 2018 to $0.6 million in the year ended December 31, 2019 as a result of exchange rate differences.

Financial expense

Financial expense increased from approximately $2.1 million in the year ended December 31, 2018 to approximately $3.0 million in the year ended December 31, 2019. The increase in financial expenses in 2019 was primarily driven by $0.9 million of expense due to the revaluation of contingent consideration for the purchase of shares.

B.          Liquidity and Capital Resources

Our primary uses of cash are to fund working capital requirements, manufacturing costs, research and development expenses of EscharEx, and sales and marketing activities associated with the commercialization of NexoBrid in Europe.

In March 2014, we closed our IPO, resulting in net proceeds to us of approximately $71.7 million. In September 2015, we were awarded a contract by BARDA, which was modified in July 2017 and in May 2019, in each case in order to expand BARDA’s commitment to us, and further advancement of the development and manufacturing, as well as the procurement, of NexoBrid as a mass casualty medical countermeasure to be used in a public health emergency. The contract, as modified, provides for $77 million of funding to us. The BARDA contract also includes options for BARDA (i) to further fund $10 million in development activities for other potential NexoBrid indications, and (ii) to further fund $50 million for further procurement of NexoBrid from us.  In addition, we were awarded an additional contract to develop NexoBrid for the treatment of Sulfur Mustard injuries as part of BARDA’s preparedness for mass casualty events. The contract provides approximately $12 million of funding to support research and development activities up to pivotal studies in animals under the U.S. FDA Animal Rule and contains options for additional funding of up to $31 million for additional development activities, animal pivotal studies, and the BLA submission for licensure of NexoBrid for the treatment of Sulfur Mustard injuries. See “ITEM 4.B. Business Overview—BARDA Contracts.” In addition, we completed an underwritten follow-on offering in September 2017, whereby we issued and sold 5,037,664 ordinary shares and received net proceeds of approximately $22.7 million (after deducting the underwriting discount and offering expenses payable by us), pursuant to our previous shelf registration statement on Form F‑3. We will continue to use the net proceeds from the sale of securities offered by us pursuant to that follow-on offering to fund our research and development activities, primarily the clinical development of EscharEx, and the remainder, if any, for working capital and other general corporate purposes. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Under our current shelf registration statement on Form F-3 declared effective by the SEC on April 22, 2019, we may offer from time to time up to $125 million in the aggregate of our ordinary shares, warrants and/or debt securities in one or more series or issuances.

The table below summarizes our sources of financing for the periods presented. The below discussion beneath the table omits a description of the sources of financing for the year ended December 31, 2017. In order to view that discussion, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” in our Annual Report on Form 20-F for the year ended December 31, 2018, which we filed with the SEC on March 25, 2019.

	Issuance of Ordinary Shares	Government Grants and BARDA Funding, net	Total
	(in thousands)
Year ended December 31, 2019	$-	$14,088	$14,463
Year ended December 31, 2018	$-	$13,284	$13,284

Our sources of financing in the year ended December 31, 2019 totaled $14.1 million and consisted primarily of funding under the BARDA contracts. The participation by BARDA for 2019 in an amount of $3.8 million was classified as participation by BARDA in Research and development expenses, and BARDA participation in an amount of $10.7 million was classified as revenues from development services.

Our sources of financing in the year ended December 31, 2018 totaled $13.3 million and consisted primarily of funding under the BARDA contracts totaling $13.2 million and the IIA government grants, net of repayments, totaling $0.1 million.

As of December 31, 2019, we had $29.5 million of cash, cash equivalents and short-term deposits. Our net operating loss was $4.0 million for the year ended December 31, 2018 and net profit was $4.5 million for the year ended December 31, 2019. As of December 31, 2019, we had an accumulated deficit of $125.8 million. We expect to incur significant expenses and operating losses for the foreseeable future. The net losses we will incur may fluctuate from quarter to quarter.

Our capital expenditures for fiscal years 2018 and 2019 amounted to $0.5 million and $0.8 million, respectively. Capital expenditures consist primarily of investments in manufacturing and laboratory equipment.

Our future capital requirements will depend on many factors, including our revenue growth, the timing and extent of our spending on research and development efforts, and international expansion. We may also seek to invest in or acquire complementary businesses or technologies. To the extent that existing cash and cash from operations are insufficient to fund our future activities, we may need to raise additional funding through debt and equity financing. Additional funds may not be available on favorable terms or at all. We believe our existing cash, cash equivalents and short‑term bank deposits will be sufficient to satisfy our liquidity requirements for at least the next 24 months.

Cash Flows

The following table summarizes our consolidated statement of cash flows for the periods presented. The below discussion beneath the table omits a description of our cash flows for the year ended December 31, 2017. In order to view that discussion, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows” in our Annual Report on Form 20-F for the year ended December 31, 2018, which we filed with the SEC on March 25, 2019:

	Year Ended December 31,
	2018	2019
Net cash provided by (used in):
Continuing operating activities	$(12,154)	$9,888
Continuing investing activities	(17,040)	(5,658)
Continuing financing activities	46	(1,006)
Discontinued operating activities	-	(1,599)
Discontinued investing activities	-	(1,239)

Net cash provided by (used in) continuing operating activities

Net cash provided by (used in) all periods resulted primarily from our net profit (loss) adjusted for non‑cash charges and measurements and changes in components of working capital. Adjustments for non‑cash items include depreciation and amortization, equity‑based compensation, revaluation of contingent liabilities and lease liability, and changes in assets and liabilities items.

Net cash provided by continuing operating activities increased to approximately $9.9 million in the year ended December 31, 2019 compared to net cash used in continuing operating activities of approximately $12.2 million in the year ended December 31, 2018, which increase was the result of the upfront license payment from the Vericel license and supply agreements.

 Net cash used in discontinued operating activities

Net cash used in discontinued operating activities was approximately $1.6 million in the year ended December 31, 2019. That cash was primarily attributable to the consideration paid to PolyHeal’s shareholders following the settlement of the litigation with certain PolyHeal's shareholders. See “ITEM 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings”.

Net cash used in continuing investing activities

Our use of cash in continuing investing activities has been primarily related to investments in short‑term banks deposits and purchases of property and equipment. Net cash used in investing activities was $5.7 million in the year ended December 31, 2019, compared to $17.0 million during the year ended December 31, 2018. The decrease was primarily attributable to $11.5 million of investments by us in short-term bank deposits.

Net cash used in discontinued investing activities

Net cash used in discontinued investing activities was approximately $1.2 million in the year ended December 31, 2019. The cash was primarily attributable to the consideration paid to PolyHeal’s shareholders for purchase of PolyHeal’s shares following the settlement of the litigation with certain PolyHeal's shareholders. See “ITEM 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings”.

Net cash (used in) provided by continuing financing activities

Net cash used in continuing financing activities was $1.0 million during the year ended December 31, 2019 compared to $0 million during the year ended December 31, 2018. The increase was attributed primarily to lease liability in 2019, offset, in part, by repayment of that cash via the IIA grants that we received.

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

Revenue Recognition

The accounting policy for revenue recognition applied from January 1, 2018, following the adoption of the new standard IFRS15, “Revenues from Contracts with Customers” (the “Standard”), is as follows:

Revenues from the sale of products:

We generate revenues from sales of our innovative biopharmaceutical product, NexoBrid, to burn centers and hospital burn units in Europe, Israel and local distributors in international markets.

Revenues from sale of products are recognized in profit or loss at the point in time when the control of the products is transferred to the customer, generally upon delivery of the products to the customer.

Revenue from development services:

Revenues from development services are recognized over time, during the period the customer receives and consumes the benefits provided by our performance. We charge our customers based on payment terms agreed upon in specific agreements. When payments are made before or after the service is performed, we recognize the resulting contract asset or liability.

Revenues from license agreements:

We determine whether the license to the Intellectual Property ("IP") is the right to use the IP, which has significant stand-alone functionality, or a right to access, which does not have a stand-alone value.

We recognize revenues from licensing transactions at a point in time when we provide the customer a right to use our intellectual property as it exists at the point in time at which the license is granted to the customer. We recognize revenues from licensing transactions over time when we provides the customer a right to access our intellectual property throughout the license period.

Combination of contracts:

We account for multiple contracts as a single contract when all the contracts are signed at or near the same time with the same customer or with related parties of the customer, and when one of the following criteria is met:

-	The contracts are negotiated as a package with a single commercial objective.
-	The amount of consideration to be paid in one contract depends on the consideration or performance of another contract.
-	The goods or services that we will provide according to the contracts represent a single performance obligation for us.

We allocate the collaboration agreements transaction price to each performance obligation using the best estimate of the stand-alone selling price of each one of them.

Variable consideration:

We determine the transaction price separately for each contract with a customer. When exercising this judgment, we evaluate the effect of each variable amount in the contract, taking into consideration discounts, penalties, variations, claims, non-cash consideration and the nature of multiple phases of the product lifecycle. In determining the effect of the variable consideration, we use the "most likely amount" method described in the Standard. Pursuant to this method, the amount of the consideration is determined as the single most likely amount in the range of possible consideration amounts in the contract. According to the Standard, variable consideration is included in the transaction price only to the extent that it is highly probable that a significant reversal in the amount of revenues recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Allocating the transaction price:

For contracts that consist of more than one performance obligation, at contract inception we allocate the contract transaction price to each distinct performance obligation identified in the contract based on a relative stand-alone selling price basis. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. The stand-alone selling price is the price at which the Company would sell the promised products or services separately to a customer.

The accounting policy for revenues recognition applied until December 31, 2017, was as follows:

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

Revenues from distributors agreements which are comprised of multiple elements (including license to access the Company's intellectual property and exclusive distribution rights), provide for varying consideration terms, such as upfront payments and milestone payments, are recognized when the criteria for revenue recognition have been met and only to the extent of the consideration that is not contingent upon completion or performance of future services under the contract. The Company concluded that the components do not have "stand alone value" to the customer and accordingly they are accounted for as one unit of account. Consequently, revenues from these components are recognized on the straight line basis over the license period.

We adopted the Standard using the modified retrospective method rather than full retrospective method. The accumulated effect of implementing the new Standard as of January 1, 2018 was an increase of deferred revenues by $249,000 and an increase of accumulated deficit by $249,000.

Research and Development Expenses

Research expenses are recognized as expenses when incurred. Costs incurred on development projects are recognized as intangible assets as of the date as of which it can be established that it is probable that future economic benefits attributable to the asset will flow to us, considering its commercial feasibility. This is generally the case when regulatory approval for commercialization is achieved and costs can be measured reliably. Given the current stage of the development of our products, no development expenditures have yet been capitalized. Intellectual property‑related costs for patents are part of the expenditure for the research and development projects. Therefore, registration costs for patents are expensed when incurred as long as the research and development project concerned does not meet the criteria for capitalization.

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

•
Expected dividend yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we use an expected dividend yield of zero.

If any of the assumptions used in the option pricing models change significantly, equity‑based compensation for future awards may differ materially compared with awards granted previously.

Government Grants from the Israeli Innovation Authority

Research and development grants received from the IIA are recognized upon receipt as a liability if future economic benefits are expected from the project that will result in royalty‑bearing sales. The amount of the liability for the loan is first measured at fair value using a discount rate that reflects a market rate of interest that reflects the appropriate degree of risks inherent in our business. We use a discount rate of 12% based in part on our cost of capital determined by an independent valuation analysis conducted at the time of our initial recognition of IIA grants as a liability on our balance sheets. The difference between the amount of the grant received and the fair value of the liability is accounted for as a government grant and recognized as a reduction of research and development expenses. After initial recognition, the liability is measured at amortized cost using the effective interest method. Royalty payments are treated as a reduction of the liability. If no economic benefits are expected from the research activity, the grant receipts are recognized as a reduction of the related research and development expenses. In that event, the royalty obligation is treated as a contingent liability in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets.”

At the end of each reporting period, we evaluate whether there is reasonable assurance that the liability recognized will be repaid based on our best estimate of future sales and, if not, the appropriate amount of the liability is derecognized against a corresponding reduction in research and development expenses.

Government Funding from BARDA

Non‑royalty bearing funds from BARDA for funding research and development activities of NexoBrid are recognized at the time we are entitled to such funds on the basis of the related costs incurred and were recorded as a reduction to our research and development expenses. Starting May 2019, under the Vericel license and supply agreements, where Vericel has an effective control over the BARDA agreements, participation from BARDA for funding research and development activities of NexoBrid are recognized as revenues from development services.

Contingent Consideration for Purchase of Shares

On September 2, 2013, in accordance with the terms of the Teva Shareholders’ Rights Agreement entered into in 2007 and amended in 2010, we exercised our rights to repurchase all of our shares held by Teva in consideration for an obligation to pay Teva future royalty payments of 20% of our revenues from the sale or license of NexoBrid resulting in royalty payments up to a total amount of $30.6 million and from the sale or license of the PolyHeal Product resulting in royalty payments up to a total amount of $10.8 million. We account for this obligation as a liability on our balance sheet in an amount equal to the fair value of the future royalty payments. In order to determine the fair value, we estimated the amount and timing of the future payments to Teva based on our projected results of operations. The obligation to pay Teva future royalty payments no longer includes amounts from the sale or license of the PolyHeal Product since the license to the PolyHeal Product has expired. The contingent consideration was revalued as of December 31, 2018 and 2019 to be approximately $6.3 million and $4.9 million, respectively, and we recorded financial expenses of $0.8 million and $1.7 million in 2018 and 2019, respectively.

Pursuant to the terms of the Teva Settlement Agreement signed in March 2019 (the " Settlement Agreement with Teva"), Teva has agreed to reduce the contingent consideration that is payable to Teva pursuant to the repurchase of our shares from Teva in 2013. We became obligated to pay Teva annual future royalty payments of 15% of our revenues from products or license of NexoBrid starting from January 1, 2019, up to a total amount of $10.2 million, and Teva paid us $4.0 million in cash.

Pursuant to the Settlement Agreement with Teva, the fair value of the revised future royalty obligation to Teva was estimated at $4.9 million as of December 31, 2019 using a discounted cash flow model based on sales projections. In addition, one-time net income of $7.5 million was recorded as other income and one-time income of $4.6 million was recorded within profit from discontinued operations in each of the fourth quarter and full year ending December 31, 2018. No further amounts were recorded in our consolidated statements of comprehensive profit or loss in respect of that settlement in the year ended December 31, 2019.

Impairment of Non‑Financial Assets

Our intangible assets are reviewed for impairment at each reporting date until they begin generating net cash inflows and subsequently whenever there is an indication that the asset may be impaired. We evaluate the need to record an impairment of the carrying amount of non‑financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non‑financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash‑generating unit to which the asset belongs and is calculated based on the projected cash flows that will be generated by the cash generating unit.

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

Lease Assets and liabilities

The operating lease obligations consist of payments pursuant to lease agreements for office and laboratory facilities, as well as lease agreements for 13 vehicles, which generally run for a period of three years

We initially adopted IFRS 16 and elected to apply the provisions of this accounting standard using the modified retrospective method in which we account a contract as a lease when the contract terms convey the right to control the use of an identified asset for a period of time in exchange for consideration. We recognize on the commencement date of the lease a right-of-use asset and a lease liability, excluding leases whose term is up to 12 months and leases for which the underlying asset is of low value. In measuring the lease liability, we elected to apply the practical expedient in this standard and do not separate the lease components from the non-lease components (such as management and maintenance services, etc.) included in a single contract.

On the commencement date, the lease liability includes all unpaid lease payments discounted at the interest rate implicit in the lease, if that rate can be readily determined, or otherwise using our incremental borrowing rate. After the commencement date, we measure the lease liability using the effective interest rate method. The lease liability was valued as $2.5 million as of December 31, 2019.

On the commencement date, the right-of-use asset is recognized in an amount equal to the lease liability plus lease payments already made on or before the commencement date and initial direct costs incurred. The right-of-use asset is measured applying the cost model and depreciated over the shorter of its useful life and the lease term. The right of-use was valued as $2.2 million as of December 31, 2019.

C.          Israeli Corporate-Level Tax Considerations and Government Programs

The following is a brief summary of the material Israeli tax laws applicable to us, and certain Israeli Government programs that benefit us and therefore impact our results of operations and financial condition. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

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

We currently have Beneficiary Enterprise programs under the Investment Law, which we believe will entitle us to certain tax benefits. The majority of any taxable income from our Beneficiary Enterprise programs (once generated) would be tax exempt for a period of ten years commencing in the year in which we will first earn taxable income relating to such enterprises, subject to the 12 year limitation from the year the company chose to have its tax benefits apply.

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

D.          Research and Development, Patents and Licenses, etc.

Our research and development strategy is centered on developing our patented proteolytic enzyme technology, which underlies NexoBrid and EscharEx, into additional products for high‑value indications. Our research and development team is located at our facilities in Yavne, Israel, and consists of 26 employees as of December 31, 2019 and is supported by highly experienced consultants in various research and development disciplines.

We have received government grants (subject to our obligation to pay royalties) as part of the NexoBrid and EscharEx research and development programs approved by the IIA (in 2017 and 2018, we only received grants for EscharEx). The total gross amount of grants actually received by us from the IIA, including accrued LIBOR interest and net of royalties actually paid, totaled approximately $13.6 million as of December 31, 2019 and the amortized cost (using the interest method) of the liability totaled approximately $7.7 million and $6.9 million as of December 31, 2018 and 2019, respectively. Because the repayment of IIA grants is in the form of future royalties, the balance of the commitments to the IIA is presented as an amortized liability on our balance sheet. As of December 31, 2019, we had accrued and paid royalties to the IIA totaling $0.4 million.

We received funds from BARDA in accordance with the terms of our BARDA contracts. As of December 31, 2019 we had accrued $42.6 million.

For a description of our research and development policies for the last three years, see “ITEM 4.B. Business Overview—Research and Development.”

E.          Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2019 to the present time that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

F.          Off‑Balance Sheet Arrangements

We do not currently engage in off‑balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of February 15, 2020:

Name	Age	Position
Executive Officers
Sharon Malka	48	Chief Executive Officer
Boaz Gur-Lavie	46	Chief Financial Officer
Lior Rosenberg, M.D.	74	Chief Medical Technology Officer
Ety Klinger Ph.D.	58	Chief Research and Development Officer
Yaron Meyer	41	Executive Vice President, General Counsel and Corporate Secretary

Directors
Stephen T. Wills(3)(5)	63	Active Chairman of the Board of Directors
Ofer Gonen	47	Director
Assaf Segal	48	Director
Vickie R. Driver M.D(1)(2)(3)	66	Director
Nissim Mashiach(1)(2)(3)(4)	59	Director
Sharon Kochan(1)(2)(3)(4)	51	Director

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Independent director under the rules of the Nasdaq Stock Market.

(4)	External director under the Companies Law.

Executive Officers

Sharon Malka has served as our Chief Executive Officer since May 2019. Prior to that time, he served as our Chief Financial and Operations Officer, beginning in April 2007. From 2002 to 2007, Mr. Malka was a partner at Variance Economic Consulting Ltd., a multi‑disciplinary consulting boutique that specializes in financial and business services. Mr. Malka also served as a Senior Manager at Kesselman Corporate Finance, a division of PricewaterhouseCoopers Global Network, from 1998 to 2002. Mr. Malka holds a B.Sc. in Business Administration from the Business Management College in Israel and an M.B.A. from Bar Ilan University, Israel.

Boaz Gur-Lavie has served as our Chief Financial Officer since June 2019. Prior to joining MediWound, Mr. Gur-Lavie co-founded in 2015 the Center for Digital Innovation (CDI), a non-profit organization determined to improve the quality of lives by creating innovative new solutions for challenges in the space of healthy aging and digital health, while focusing on senior citizens. In early 2015, he also co-founded MDClone, which introduced the world’s first Healthcare Data Sandbox, unlocking healthcare data to enable exploration, discovery and collaboration. Previously, he served as the chief financial officer of the Nasdaq-listed company, Pluristem Therapeutics, a stem-cell development company, from 2013 to 2015. He also served as the chief financial officer of STARLIMS, a Nasdaq listed company, until it was acquired by Abbott Laboratories in 2010, after which he served as the chief financial officer of Abbott’s informatics division until 2013. Mr. Gur-Lavie is a certified public accountant and received his B.A. in economics and M.B.A. in finance from the Ben-Gurion University in Israel.

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

Yaron Meyer has served as our Executive Vice President since March 2019 and as our General Counsel and Corporate Secretary since December 2013. From April 2008 to November 2013, he served as the Corporate Secretary of Clal Biotechnology Industries Ltd. (CBI). From November 2010 to November 2013, he served as the General Counsel and Corporate Secretary of D‑Pharm Ltd. From April 2008 to May 2010, he served as a legal counsel of Clal Industries Ltd. From May 2005 to April 2008, he worked as an associate at Shibolet & Co. Advocates. Mr. Meyer holds an LL.B. degree from Haifa University, Israel.

Directors

Stephen T. Wills has served as a member of our board of directors since May 2017, as Chairman of our board since October 2017 and as Active Chairman of our board since May 2019. Mr. Wills has served since 1997, as the Chief Financial Officer and since 2011 as the Chief Operations Officer of Palatin Technologies, Inc. (NYSE: PTN), a publicly‑held biopharmaceutical company developing targeted, receptor‑specific peptide therapeutics for the treatment of diseases with significant unmet medical need and commercial potential. Mr. Wills has served on the boards of Gamida Cell Ltd. (Nasdaq: GMDA), a leading cellular and immune therapeutics company, since March 2019 (audit and finance committee member), and Amryt Pharma, a biopharmaceutical company focused on developing and delivering treatments to help improve the lives of patients with rare and orphan diseases, since September 2019 (chairman of audit committee and member of the finance committee). Mr. Wills has also served on the board of trustees and executive committee of The Hun School of Princeton, a college preparatory day and boarding school, since 2013, and its Chairman since June 2018. Mr. Wills served on the board of directors of Caliper Corporation, a psychological assessment and talent development company, since March 2016, and as Chairman from December 2016 to December 2019, when Caliper was acquired by PSI.  Mr. Wills served as Executive Chairman and Interim Principal Executive Officer of Derma Sciences, Inc., a provider of advanced wound care products, from December 2015 to February 2017, when Derma Sciences was acquired by Integra Lifesciences (Nasdaq: IART). Previously, Mr. Wills served on the board of directors of Derma Sciences as the lead director and chairman of the audit committee from June 2000 to December 2015. Mr. Wills served as the Chief Financial Officer of Derma Sciences from 1997 to 2000. Mr. Wills served as the President and Chief Operating Officer of Wills, Owens & Baker, P.C., a public accounting firm, from 1991 to 2000. Mr. Wills, a certified public accountant, earned his Bachelor of Science in accounting from West Chester University, and a Master of Science in taxation from Temple University.

Ofer Gonen has served as a member of our board of directors since September 2003. Mr. Gonen is also the Chief Executive Officer of Clal Biotechnology Industries Ltd. (“CBI”) since 2016, having served previously as a Vice President since 2003. Mr. Gonen serves as a board member of Gamida Cell Ltd., CureTech Ltd. (Nasdaq: GMDA), Anchiano Therapeutics Ltd. (Nasdaq: ANCN) and several other companies. Previously, Mr. Gonen served as the general manager of Biomedical Investments and as a partner in Arte Venture Group. Mr. Gonen holds a B.Sc. in Physics, Mathematics and Chemistry from the Hebrew University of Jerusalem and an M.A. in Economics and Finance from Tel Aviv University, Israel.

Assaf Segal has served as a member of our board of directors since October 2017. Mr. Segal has served as the Chief Financial Officer at Clal Biotechnology Industries Ltd. since July 2015. Mr. Segal serves as a board member of several companies, including Biokine therapeutics Ltd., Pi-Cardia Ltd., FDNA Inc., Campus Bio Ltd., Clal Life Sciences L.P. and Clal Application Center Ltd. Prior to that time, Mr. Segal was a Partner at Variance Economic Consulting Ltd., from 2004 until June 2015, where he provided in‑depth consulting for international and local clients in a wide range of industries, including telecommunications, internet, biotech, heavy industry and financial sectors. Previously, he founded a start‑up software company. Mr. Segal also previously held a managerial position at PriceWaterhouseCoopers Corporate Finance and was an Economic Department manager at the North American division of Amdocs Inc. His experience also includes risk management and house account (“Nostro”) trading at the Union Bank of Israel, and serving as an economist for capital markets in the Research Department of the Bank of Israel. Mr. Segal also has many years of experience in economic consulting and company valuations, joint ventures and financial instruments for investments, M&A, and IPOs. He has 15 years of experience in economic consulting for international and local clients in the Bio‑Tech sector as well as in Hi‑Tech, financial and other sectors. He holds a B.A. in Economics and Statistics and an M.B.A. (Finance and Information Systems) from the Hebrew University of Jerusalem.

Vickie R. Driver has served as a member of our board of directors since May 2017. Dr. Driver is board certified in foot surgery by the American Board of Podiatric Surgery and is a Fellow at the American College of Foot and Ankle Surgeons, licensed in Rhode Island and Massachusetts. Her career as a podiatric physician and surgeon has included a special emphasis on limb preservation and wound healing in her medical practice, as well as, research and education. Dr. Driver was previously Professor of Surgery in the Department of Orthopedics at Brown University (Clinical) from 2014 to 2019. She has served for 11 years on the Board of Directors for the Association for the Advancement of Wound Care (“AAWC”), and recently completed her tenure as President for this international organization. Dr. Driver is also the chair of Wound Care Experts and U.S. Food and Drug Administration (“FDA”) Clinical Endpoints Project. She also serves as a member at large to the Board of Directors of the Wound Healing Society (“WHS”) and Board Member to the Critical Limb Ischemia (“CLI”) Global Society. In addition, she serves on multiple national and international clinical committees that focus on preventing limb loss and improving wound healing in the high‑risk population. She has served as an investigator for more than 70 important multi‑center randomized clinical trials, as well as developed and supervised multiple research fellowship training programs. She has served and chaired multiple committees for large national and international pivotal clinical trials and has authored over 120 publications and abstracts. Dr. Driver is credited with the development and directorship of multiple major multidisciplinary Limb Preservation – Wound Healing Centers of Excellence, including Military/VA, Hospital and University based programs. From 2015 to 2019, she has served as Director, Translational Medicine, Wound Healing at the Novartis Institute for Biomedical Research. From 2011 to 2014, she was Program Director, Inaugural Educational Committee at the American College of Wound Healing and Tissue Repair at University of Illinois School of Medicine. From 2011 to 2015, she was also Scientific Director, Colorado Prevention Center, Wound Care Laboratory at the University of Colorado. From 2012 to 2015, Dr. Driver held a number of positions at the Providence Veterans Administration Medical Center in Rhode Island, including Chief, Section of Podiatric Surgery and Director, Clinical Research, Limb Preservation and Wound Healing. Prior thereto, she held various positions at multiple major multidisciplinary Limb Preservation – Wound Healing Centers of Excellence. Dr. Driver received a Doctorate of Podiatric Medicine and Surgery from the California College of Podiatric Medicine and Surgery and a Masters in Medical Education from Samuel Merritt University.

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

Sharon Kochan has served as a member of our board of directors since June 2017. Mr. Kochan has served as Executive Vice President & President international, for Perrigo Company Plc., a global, over‑the‑counter, consumer goods and specialty pharmaceutical company listed on the New York Stock Exchange, since 2012, and has been a member of the Perrigo Executive Committee since 2007. From March 2007 to July 2012, he served as Executive Vice President, General Manager of Prescription Pharmaceuticals for Perigo and from 2005 to 2007, he was Senior Vice President of Business Development and Strategy for Perrigo. Mr. Kochan was Vice President, Business Development of Agis Industries (1983) Ltd. from 2001 until Perrigo acquired Agis in 2005. He completed the Senior Management Program at the Technion Institute of Management in Haifa, Israel, received a Master of Science in Operations Research & Management Science from Columbia University in New York City and received a Bachelor of Science in Industrial and Management Engineering from Tel‑Aviv University in Tel‑Aviv, Israel.

B.          Compensation

Compensation of Directors and Executive Officers

The table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2019. All amounts reported in the table reflect the cost to the company, as recognized in our financial statements for the year ended December 31, 2019.

Name and Position	Salary & Social Benefits(1)	Bonus	Share‑Based Payment(2)	Other Compensation(3)	Total
	( thousand U.S. dollars)(4)

Sharon Malka, Chief Executive Officer(5)	368	140	349	20	877
Lior Rosenberg, M.D., Chief Medical Technology Officer	306	81	45	18	450
Carsten Henke, Chief Commercial Officer EU & Managing Director of MediWound Germany GmbH	270	37	10	31	348
Ety Klinger, Chief Research & Development Officer	260	70	60	20	410
Gal Cohen, former President and Chief Executive Officer(6)	205	20	17	203	445

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

(3)
Represents the other benefits to such officer, which includes either or both of (i) car expenses, including lease costs, gas and maintenance, provided to the officers, (ii) vacation benefits, (iii) severance pay and (iv) termination fee, if applicable.

(4)
Converted (i) from NIS into U.S. dollars at the rate of 3.56 = U.S$1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar in the year ended December 31, 2019 and (ii) from Euro into U.S. dollars at the rate of Euro 1.12 = U.S$1.00, based on the average representative rate of exchange between the Euro and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2019.

(5)	Mr. Malka formerly served as our Chief Financial and Operations Officer until being appointed as our Chief Executive Officer effective in late May 2019.

(6)   Mr. Cohen served as our President and Chief Executive Officer during 2019 until his resignation, which was effective in late May 2019.

The aggregate compensation paid and equity‑based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended December 31, 2019 was $3,472 thousands. As of December 31, 2019, options to purchase 948,772 ordinary shares, exercisable at a weighted average exercise price of $ 5.57 per share, and restricted share units (“RSUs”) that may be settled for 103,334 ordinary shares, in each case granted to our directors and executive officers, were outstanding under our equity incentive plans. We do not have any written agreements with any director providing for benefits upon the termination of such director’s relationship with our company or its subsidiaries.

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

The initial reserved pool under the 2003 Plan was 1,710,000 ordinary shares and subsequently increased to a total of 3,230,000 ordinary shares. The 2003 Plan expired on December 31, 2013. Options that remain outstanding under the 2003 Plan continue to be governed by the terms of the plan, notwithstanding that expiration.  The 2003 Plan is administered by our board of directors or a committee designated by our board of directors, which determines, subject to Israeli law, the grantees of options, the terms of the options, including exercise prices, vesting schedules, acceleration of vesting, the type of option and the other matters necessary or desirable for, or incidental to the administration of the 2003 Plan. The 2003 Plan provides for the issuance of options under various tax regimes including, without limitation, pursuant to Sections 102 and 3(i) of the Israeli Income Tax Ordinance (New Version) 1961 (the “Ordinance”).

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

2014 Equity Incentive Plan

In March 2014, we adopted and obtained shareholder approval for our 2014 Equity Incentive Plan, which was amended as of December 18, 2018 (the “2014 Plan”). The 2014 Plan provides for the grant of options, restricted shares, RSUs and other share‑based awards to our and our subsidiaries’ and affiliates’ directors, employees, officers, consultants and advisors, among others and to any other person whose services are considered valuable to us or them, to continue as service providers, to increase their efforts on our behalf or behalf of a subsidiary or affiliate and to promote the success of our business. Following the approval of the 2014 Plan by the Israeli tax authorities, we are only granting options or other equity incentive awards under the 2014 Plan, although previously‑granted options and awards will continue to be governed by our 2003 Plan and the shares underlying such options and awards will count against the reserved pool for the 2014 Plan. The initial reserved pool under the 2014 Plan was 3,032,742 ordinary shares, which will automatically increase on January 1 of each year by a number of ordinary shares equal to the lowest of (i) 2% of our outstanding shares, (ii) 600,000 shares and (iii) a number of shares determined by our board of directors, if so determined prior to January 1 of the year in which the increase will occur; provided that the pool of shares reserved under the Plan shall not exceed 15% (fifteen percent) of the then outstanding shares. Pursuant to an “evergreen” provision in the 2014 Plan, the reserved pool was increased by 431,006, 540,955, 543,577 and 544,055 ordinary shares as of January 1, 2015, January 1, 2018, January 1, 2019 and January 1, 2020, respectively, representing 2% of our outstanding shares as of each such date. We did not increase the reserved pool in 2016 or 2017.

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

The following table provides information regarding the outstanding options to purchase our ordinary shares, and RSUs held by each of our directors and executive officers who beneficially owns greater than 1% of our ordinary shares (after including shares underlying options or RSUs) as of February 15, 2020:

Name	Number of Options	Number of RSUs	Grant Date	Exercise Price	Vested Options/RSU's as of February 15, 2020	Expiration Date
Sharon Malka, Chief Executive Officer	49,172		1/15/2011	$7.97	49,172	1/14/2021
	38,000		1/15/2011	$9.82	38,000	1/14/2021
	121,600		12/24/2013	$12.89	121,600	12/23/2023
	50,000		12/23/2015	$9.58	50,000	12/22/2025
	135,000		12/31/2018	$5.15	33,750	12/30/2028
		45,000	12/31/2018		11,250
	40,000		5/2/2019	$4.92	10,000	5/1/2029
		20,000	5/2/2019		5,000

Lior Rosenberg, Chief Medical Technology Officer	76,000		12/24/2013	$12.89	76,000	12/23/2023
	25,000		12/23/2015	$9.58	25,000	12/22/2025
	20,000		12/31/2018	$5.15	5,000	12/30/2028
		6,667	12/31/2018		1,666

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

In accordance with the exemption available to foreign private issuers under Nasdaq rules, we are not required to comply with the requirements of the Nasdaq rules with regard to having a majority of independent directors on our board of directors, as long as we follow Israeli law and practice, in accordance with which our board of directors includes at least two external directors. Our board of directors has determined that four of our six current directors are independent under the Nasdaq Stock Market rules. The definition of “independent director” under the Nasdaq Stock Market rules and “external director” under the Israeli Companies Law overlap to a significant degree such that we would generally expect the two directors that serve as external directors to qualify as independent under the Nasdaq Stock Market rules. However, it is possible for a director to qualify as an “external director” under the Israeli Companies Law without qualifying as an “independent director” under the Nasdaq Stock Market rules, or vice‑versa. The definition of external director under the Israeli Companies Law includes a set of statutory criteria that must be satisfied, including criteria whose aim is to ensure that there is no factor that would impair the ability of the external director to exercise independent judgment. The definition of independent director under the Nasdaq Stock Market rules specifies similar, although less stringent, requirements in addition to the requirement that the board of directors consider any factor which would impair the ability of the independent director to exercise independent judgment. In addition, external directors serve for a period of three years pursuant to the requirements of the Israeli Companies Law. However, external directors must be elected by a special majority of shareholders while independent directors may be elected by an ordinary majority. See “—External Directors” for a description of the requirements under the Israeli Companies Law for a director to serve as an external director.

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

Under regulations promulgated under the Israeli Companies Law, Israeli public companies whose shares are traded on certain U.S. stock exchanges, such as the Nasdaq Global Market, and that lack a controlling shareholder (as defined below) are exempt from the requirement to appoint external directors. Any such company is also exempt from the Israeli Companies Law requirements related to the composition of the audit and compensation committees of the Board. Eligibility for these exemptions is conditioned on compliance with U.S. stock exchange listing rules related to majority Board independence and the composition of the audit and compensation committees of the Board, as applicable to all listed domestic U.S. companies. Because we have a controlling shareholder (CBI), we are not eligible for these exemptions under the new regulations.

External Directors

Under the Israeli Companies Law, our board of directors is required to include at least two members who qualify as external directors. Our current external directors are Nissim Mashiach and Sharon Kochan, each of whom serves on our audit committee and compensation committee.

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

The term “controlling shareholder” as used in the Israeli Companies Law for purposes of all matters related to external directors and for certain other purposes (such as the requirements related to appointment to the audit committee or compensation committee, as described below), means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. With respect to certain matters (various related party transactions), a controlling shareholder is deemed to include a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company.

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

The term “office holder” is defined in the Israeli Companies Law as a general manager (i.e., chief executive officer), chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager.

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

Our board of directors has determined that Sharon Kochan has accounting and financial expertise and possesses professional qualifications as required under the Israeli Companies Law, while Nissim Mashiach possesses professional qualifications.

Leadership Structure of the Board

In accordance with the Israeli Companies Law and our articles of association, our board of directors is required to appoint one of its members to serve as chairman of the board of directors. Our board of directors has appointed Stephen T. Wills to serve as active chairman of the board of directors.

Audit Committee

Israeli Companies Law composition requirements

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

Each member of our audit committee (each, as identified in the second paragraph under the sub-heading “Nasdaq listing rules composition requirements” below) is an unaffiliated director under the Israeli Companies Law, thereby fulfilling the foregoing Israeli law requirement for the composition of the audit committee.

Nasdaq listing rules composition requirements

Under the Nasdaq Stock Market rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise. If we choose to follow requirements under Israeli law in lieu of those Nasdaq requirements, we must disclose that fact in this annual report.

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

Compensation Committee and Compensation Policy

Israeli Companies Law compensation committee composition requirements

Under the Israeli Companies Law, the board of directors of a public company must appoint a compensation committee. The compensation committee generally (subject to certain exceptions that do not apply to our company) must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of, and include the chairperson of, the compensation committee. Each compensation committee member who is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Israeli Companies Law restrictions as the audit committee as to who may not be a member of the compensation committee. Each member of our compensation committee (each, as identified in the second paragraph under the sub-heading “Nasdaq listing rules compensation committee composition requirements” below) fulfills the foregoing Israeli law requirements related to the composition of the compensation committee.

Israeli Companies Law committee duties

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

Compensation policy requirements

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

Nasdaq listing rules compensation committee composition requirements

Under Nasdaq corporate governance rules, we are required to maintain a wholly-independent compensation committee consisting of at least two independent directors or, if we choose to follow requirements under Israeli law, we must disclose that fact in this annual report. Each of the members of the compensation committee is required to be independent under the Nasdaq rules relating to compensation committee members and Rule 10C‑1(b)(1) under the Exchange Act, which are different than the general test for independence of board and committee members.

Our compensation committee consists of Sharon Kochan (chairperson), Vickie R. Driver and Nissim Mashiach, each of whom is an independent director under the Nasdaq Stock Market rules and each of whom satisfies the above-described additional requirements for compensation committee members under the Nasdaq rules and Exchange Act.

Compensation committee charter and role

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

As of February 15, 2020, Clal Biotechnology Industries Ltd. beneficially owned or controlled, directly and indirectly, 34.7% of our issued and outstanding ordinary shares and (assuming that no other shareholder holds more than 50% of the voting rights in our company) should therefore be deemed a “controlling shareholder” for purposes of the approval of related party transactions under the Israeli Companies Law.

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

The maximum indemnification amount set forth in those agreements is limited to an amount equal to the greater of (x) 25% of our total shareholders’ equity based on our most recently financial statements of the time of the actual payment of the indemnification or (y) $25 million. The maximum amount set forth in those agreements is in addition to amounts actually paid, if any, under insurance policies and/or by a third-party pursuant to an indemnification arrangement.

D.	Employees

As of December 31, 2019, we had 74 employees, 62 of whom were based in Israel and 12 based throughout Europe and employed by our German subsidiary. the distribution of our employees according to main areas of activity is as follows: 7 employees in the administrative department, 26 employees in the research and development department, 29 employees in the manufacturing department and 12 employees in the sales and marketing department. As of December 31, 2019, we did not employ a significant number of temporary employees.

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

The following table sets forth information with respect to the beneficial ownership of our shares as of February 15, 2020 by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. The percentage of shares beneficially owned is based on 27,202,795 ordinary shares issued and outstanding as of February 15, 2020. Ordinary shares that are issuable under stock options or RSUs that are currently exercisable or exercisable within 60 days of February 15, 2020 are deemed to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the number of shares and percentage ownership of that person. Those shares are not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. See “ITEM 10.B. Articles of Association.” None of our principal shareholders nor our directors or executive officers possesses different or special voting rights with respect to their ordinary shares. Unless otherwise noted below, each shareholder’s address is c/o MediWound Ltd., 42 Hayarkon Street, Yavne 8122745, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “ITEM 7.B. Related Party Transactions.”

Name of Beneficial Owner	Number of Shares Beneficially Held	Percentage of Class
Directors and Executive Officers
Stephen T. Wills	*	*
Ofer Gonen	*	*
Assaf Segal	*	*
Vickie R. Driver	*	*
Nissim Mashiach	*	*
Sharon Kochan	*	*
Sharon Malka	318,772	1.2%
Boaz Gur-Lavie	*	*
Lior Rosenberg(1)	1,958,238	7.2%

Ety Klinger	*	*
Yaron Meyer	*	*
All executive officers and directors as a group (11 persons)(2)	2,536,468	9.3%
Principal Shareholders (who are not Directors or Executive Officers)
Clal Biotechnology Industries Ltd.(3)	9,429,555	34.7%
Wellington Management Group LLP(4)	2,810,517	10.34%
Migdal Insurance & Financial Holdings Ltd.(5)	2,126,058	8.07%

*	Less than 1%.

(1)
As reported on a Schedule 13G/A filed on February 5, 2020, shares beneficially owned consist of: (i) 142,033 ordinary shares held directly by Prof. Rosenberg; (ii) 106,000 ordinary shares issuable upon exercise of outstanding options held directly by Prof. Rosenberg that are currently exercisable or exercisable within 60 days of December 31, 2019; and (iii) 1,710,205 ordinary shares held by L.R. Research and Development Ltd. in trust for the benefit of Prof. Rosenberg. Prof. Rosenberg is the sole shareholder of L.R. Research and Development Ltd.

(2)
Shares beneficially owned consist of 1,881,029 ordinary shares held directly or indirectly by such executive officers and directors and 655,439 ordinary shares issuable upon exercise of outstanding options that are currently exercisable or exercisable within 60 days of February 15, 2019.

(3)
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

(4)
As reported on a Schedule 13G/A filed on January 28, 2020, shares beneficially owned consist of 2,810,517 ordinary shares owned of record by clients of one or more investment advisers directly or indirectly owned by Wellington Management Group LLP. As reported on the Schedule 13G/A, of the 2,810,517 shares beneficially owned, Wellington Management Group LLP has shared voting power with respect to 2,654,252 ordinary shares and shared dispositive power with respect to all 2,810,517 ordinary shares; Wellington Group Holdings LLP has shared voting power with respect to 2,654,252 ordinary shares and shared dispositive power with respect to all 2,810,517 ordinary shares; Wellington Investment Advisors Holdings LLP has shared voting power with respect to 2,654,252 ordinary shares and shared dispositive power with respect to all 2,810,517 ordinary shares; and Wellington Management Company LLP has shared voting power with respect to 2,654,252 ordinary shares and shared dispositive power with respect to 2,674,328 ordinary shares. The address of Wellington Management Group is c/o Wellington Management Company LLP, 280 Congress Street, Boston, MA 02210.

(5)
As reported on a Schedule 13G/A filed on February 6, 2020, shares beneficially owned consist of: (i) 1,909,112 ordinary shares held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by direct and indirect subsidiaries of Migdal Insurance & Financial Holdings Ltd (“Migdal”), and (ii) 216,946 ordinary shares are beneficially held for their own account (Nostro account). Migdal is a widely held public company listed on the Tel Aviv Stock Exchange. The address of Migdal is 4 Efal Street, Petah Tikva 49512, Israel.

Changes in Ownership of Major Shareholders

Since January 1, 2017, primarily due to our issuance of ordinary shares in our follow-on public offering completed in September 2017, CBI’s (and its affiliated entities’) ownership of our ordinary shares has decreased from 42.8% to 34.7% as of December 31, 2019.

In addition, the beneficial ownership percentage of Yelin Lapidot (and its affiliated entities) has been reported as 5.3%, 6.3% and 1.41% as of the end of 2017, 2018 and 2019, respectively.

Controlling Shareholder

              Because CBI (and its affiliates) beneficially owned or controlled, directly and indirectly, 34.7% of our issued and outstanding ordinary shares as of December 31, 2019, it is considered a “controlled shareholder” under the Israeli Companies Law.

Registered Holders

As of February 15, 2020, we had one holder of record of our ordinary shares in the United States, which is Cede & Co., the nominee of The Depository Trust Company. This shareholder held in the aggregate 57.2% of the 27,202,795 ordinary shares issued and outstanding as of February 15, 2020. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

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

Registration Rights Agreement

We have entered into a registration rights agreement with certain of our shareholders (the “Registration Rights Agreement”). The Registration Rights Agreement replaces the shareholders’ right agreement, dated August 2, 2007, as amended on December 30, 2010, among us and certain of our shareholders. The Registration Rights Agreement provides that certain holders of our ordinary shares have the right to demand that we file a registration statement or request that their ordinary shares be covered by a registration statement that we are otherwise filing. On March 7, 2016, the SEC declared effective our shelf registration statement on Form F-3, which registered the resale of the 11,640,827 shares subject to registration rights. Following the expiration of that shelf registration statement upon the third anniversary of its effectiveness, we filed in March 2019, and the SEC declared effective, on April 22, 2019, a new shelf registration statement on Form F-3 that registered the resale of the remaining 11,240,827 shares subject to the registration rights. The registration rights will terminate on March 24, 2021. The registration rights are described in more detail under “ITEM 10.B. Articles of Association.”

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

Sub-Lease Agreement

In January 2018, we entered into a sub-lease agreement (the “Sub-Lease Agreement”), with Clal Life Sciences, L.P. (“CLS”), a subsidiary of CBI, our controlling shareholder, which was amended in February 2019. Pursuant to the Sub-Lease Agreement, we currently sublease approximately 32,300 square feet of laboratory, office and clean room space from CLS and our yearly rent is $385,000. The Sub-Lease Agreement is scheduled to expire on October 30, 2022. The sub-lease agreement includes an option to extend the lease period for an additional 3 years at our sole discretion.

Agreements with Directors and Officers

Employment Agreements

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

Options

Since our inception, we have granted options to purchase our ordinary shares to our officers and certain of our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition or change of control transactions. We describe our option plans under “ITEM 6.B. Compensation—2003 Israeli Share Option Plan” and “ITEM 6.B. Compensation—2014 Equity Incentive Plan.” If an executive officer is involuntarily terminated without cause or the executive officer voluntarily terminates his employment for good reason (as defined in the employment agreement), all options will immediately vest. Upon the consummation of a merger or acquisition transaction, an executive officer’s options will be assumed or substituted by the surviving company, if applicable, or, in the compensation committee’s sole discretion, will vest immediately or be amended, modified or terminated. Our compensation committee approved accelerated vesting in the case of a merger or an acquisition transaction for certain of our directors and executive officers with respect to the option agreements dated December 23, 2015, June 22, 2017, January 16, 2018 and December 31, 2018.

RSUs

Under the 2014 Plan, we have granted RSUs to our executive officers and our chairman of the board. The RSU agreements generally provide for vesting of RSUs over a four-year period of continuous employment or service, with 25% of the RSUs vesting at the lapse of one year following the vesting commencement date, and the remaining 75% of the RSUs vesting in three equal installments, at the lapse of each of the following three years. Absent a specific acceleration provision, if a grantee’s service is terminated for any reason, all RSUs that have not vested will immediately terminate. RSUs that have vested but have not been settled yet for underlying ordinary shares may generally be settled within the three months following the termination of the service of the grantee, other than in the case of termination due to death or disability (in which case the grantee or his/her estate will have one year to settle the vested RSUs for underlying ordinary shares) or termination for cause (in which case all unsettled RSUs will immediately terminate). Upon the consummation of a merger or acquisition transaction, an executive officer’s or the chairman’s RSUs will be assumed or substituted by the surviving company, if applicable, or, in the compensation committee’s sole discretion, will vest immediately or be amended, modified or terminated. The RSUs that we grant may contain acceleration provisions upon certain merger, acquisition or change of control transactions, if approved by our board of directors with respect to a specific grant. The RSUs are generally subject to the further terms of the 2014 Plan, which we describe under “ITEM 6.B. Compensation—2014 Equity Incentive Plan.”

Exculpation, indemnification and insurance

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

See Item 18. “Financial Statements”.

Legal and Arbitration Proceedings

From time to time, we may be party to litigation or subject to claims incident to the ordinary course of business.

Settlement of Litigation Involving Our Company, PolyHeal Shareholders and Teva

In March 2019, we entered into settlement agreements and mutual general releases with respect to our previously-reported litigation arising under a series of agreements among PolyHeal Ltd. (“PolyHeal”), Teva Pharmaceutical Industries Ltd. (“Teva”) and our company that we entered into in 2010 (collectively, the “2010 PolyHeal Agreements”). For a description of the history of the proceedings related to the 2010 PolyHeal Agreements and a dispute related to a collaboration agreement between Teva and our company that we entered into in 2007 (the "2007 Teva Agreement,") please see “ITEM 8. Financial Information— A. Consolidated Statements and Other Financial Information— Legal Proceedings” in our annual report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 25, 2019 (the “2018 Form 20-F”).

As reported in the 2018 Form 20-F, on March 24, 2019, we entered into an initial settlement with the plaintiffs— certain shareholders of PolyHeal —  which settlement was subsequently approved by the Israeli Supreme Court, which settled any and all debts, obligations or liabilities that we and the plaintiffs had to one another in connection with the transactions under the 2010 PolyHeal Agreements. Pursuant to the terms of this settlement agreement, the plaintiffs were to repay a non-material portion of the amount that was ruled in their favor under a November 2017 ruling, and the Israeli Supreme Court was to approve and accept the appeal that was filed by us in December, 2017, cancel the 2017 ruling that was issued by the Israeli District Court against us, and reject the PolyHeal shareholders’ cross-appeal.

Also as reported in the 2018 Form 20-F, on March 24, 2019, we entered into a settlement agreement and mutual general release with Teva, which was contingent upon the Supreme Court’s approval of the settlement with the PolyHeal plaintiffs (which approval was received), which settled any and all debts, obligations or liabilities that each party or any of its controlled affiliates had to the other party or any of its controlled affiliates in connection with certain transactions and collaboration agreements entered into between us and Teva from 2007 to 2012, which had terminated effective as of December 31, 2012 and September 2, 2013, as applicable, and which had related to NexoBrid and PolyHeal, including a milestone payment to PolyHeal and certain additional payments, which were primarily intended to serve as reimbursement for development and manufacturing costs, which we had believed were to be borne by Teva through the effective date of termination of those collaboration agreements in December 2012.

Pursuant to the terms of the Teva settlement agreement, Teva agreed to pay us $4.0 million in cash, and to reduce the contingent consideration that is payable to Teva pursuant to our repurchase of our shares from Teva in 2013, so that we are obligated to pay Teva annual payments at a reduced rate of 15% of its recognized revenues from the sale or license of NexoBrid after January 1, 2019, up to a reduced aggregate amount of $10.2 million. In addition, we also agreed to indemnify Teva and its controlled affiliates from and against claims relating to a certain milestone related to PolyHeal under an agreement associated with our collaboration agreements with Teva, for up to an amount of $10.2 million, if a notice of such claim has been received by us prior to December 31, 2023.

In September 2019, we entered into a series of additional settlement agreements and mutual general releases with certain shareholders of PolyHeal, including Clal Biotechnology Industries Ltd. (CBI), our controlling shareholder, which together constitute the majority of PolyHeal's shareholders.  Those additional settlement agreements settle any and all debts, obligations or liabilities that each party or any of its affiliates had or has to the other party or any of its affiliates, in connection with or arising out of the series of 2010 PolyHeal Agreements. Pursuant to these settlement agreements, we paid an aggregate amount of approximately $2.8 million and received 14,473 shares of PolyHeal.

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

Our ordinary shares trade on the Nasdaq Global Market under the symbol “MDWD”.

B.	Plan of Distribution

Not applicable.

C.	Markets

See “—Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Articles of Association

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this Annual Report. Other than as disclosed below, the information called for by this Item is set forth in Exhibit 2.1 to this Annual Report and is incorporated by reference into this Annual Report.

Election of directors

Our ordinary shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a meeting of shareholders have the power to elect each of our directors, subject to the special approval requirements for external directors described under “ITEM 6.C. Board Practices—External Directors.” Under our articles of association, our board of directors must consist of at least five and not more than nine directors, including at least two external directors required to be appointed under the Israeli Companies Law. At any time the minimum number of directors (other than the external directors) shall not fall below three. Pursuant to our articles of association, each of our directors, other than the external directors, for whom special election requirements apply under the Israeli Companies Law, will be appointed by a simple majority vote of holders of our voting shares, participating and voting at an annual general meeting of our shareholders. Each director will serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal by a vote of the majority voting power of our shareholders at a general meeting of our shareholders or until his or her office expires by operation of law, in accordance with the Israeli Companies Law. Our articles of association allow our board of directors to appoint directors to fill vacancies on the board of directors to serve until the next annual general meeting of shareholders. External directors are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances, and may be removed from office pursuant to the terms of the Israeli Companies Law. Under regulations promulgated under the Israeli Companies Law, Israeli public companies whose shares are traded on certain U.S. stock exchanges, such as the Nasdaq Global Market and that lack a controlling shareholder are exempt from the requirement to appoint external directors. See “ITEM 6.C. Board Practices—Board of Directors and External Directors.”

C.	Material Contracts

For a description of the registration rights that are subject to our Registration Rights Agreement, see “ITEM 7.B. Related Party Transactions—Registration Rights Agreement.”

For a description of our contract with the U.S. Biomedical Advanced Research and Development Authority, see “ITEM 4.B. Business Overview—BARDA Contract.”

For a description of our exclusive license and supply agreements with Vericel, see “ITEM 4.B. Business Overview— Marketing, Sales and Distribution— Vericel License and Supply Agreements.”

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

Israeli Tax Considerations for Our Shareholders

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

Based on our current estimates of our gross income and the estimated fair market value of our gross assets and the nature of our business, we do not believe we were classified as a PFIC for the taxable year ending December 31, 2019. However, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. Further, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares or an increase in the value of our passive assets (including cash and short term investments) may result in our becoming a PFIC. There can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized         ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below) and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long‑term capital gains discussed above under “Distributions.” Certain elections may be available that would result in an alternative treatment (such as mark‑to‑market treatment) of our ordinary shares.

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

If we are a PFIC, the general tax treatment for U.S. Holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any entity in which we hold equity that is also a PFIC (a "lower tier PFIC"). Because a mark‑to‑market election generally would not be available with respect to any lower‑tier PFICs, a U.S. Holder may continue to be subject to the PFIC rules with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in such lower-tiers PFICs.

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

F.          Dividends and Paying Agents

Not applicable.

G.          Statement by Experts

Not applicable.

H.          Documents on Display

We are required to make certain filings with the SEC. The SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

We also make available on our website, free of charge, our annual reports on Form 20-F and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.mediwound.com. The information contained on our website is not incorporated by reference in this document.

I.          Subsidiary Information

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in interest rates and inflation. We regularly assess currency, interest rate and inflation risks to minimize any adverse effects on our business as a result of those factors.

Foreign Currency Risk

The U.S. dollar is our functional and reporting currency. A significant portion of our operating expenses are denominated in Israeli shekels, accounting for approximately 40%, 45% and 40% of our operating expenses in the years ended December 31, 2017, 2018 and 2019, respectively. We also have expenses in other non‑dollar currencies, in particular the Euro, and for the next few years, we expect that a substantial portion of our revenues  will be denominated in U.S dollar. A devaluation of the shekel in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our expenses or payables that are payable in shekels, unless those expenses or payables are linked to the U.S. dollar. Conversely, any increase in the value of the shekel in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our unlinked shekel expenses, which would have a negative impact on our profit margins.

Because exchange rates between the U.S. dollar and both the shekel and the Euro (as well as between the U.S. dollar and other currencies) fluctuate continuously, such fluctuations have an impact on our results and period‑to‑period comparisons of our results. The effects of foreign currency re‑measurements are reported in our consolidated financial statements of operations.

The following table presents information about the changes in the exchange rates of the shekel against the U.S. dollar and changes in the exchange rates of the Euro against the U.S. dollar:

	Change in	Exchange Rate
Period	Shekel against the U.S. dollar (%)	Euro against the U.S. dollar (%)
2015	(0.3)	(10.4)
2016	1.5	(3.4)
2017	9.8	13.9
2018	(8.1)	(4.4)
2019	7.8	(2.0)

A 10% increase (decrease) in the value of the NIS and Euro against the U.S. dollar would have increased (decreased) our net profit by approximately $0.6 million for the year ended December 31, 2019.

As we are marketing and selling NexoBrid in Europe and conducting clinical trials of outside the United States, we will continue to monitor exposure to currency fluctuations. We do not currently engage in currency hedging activities in order to reduce this currency exposure, but we may begin to do so in the future. Instruments that may be used to hedge future risks may include foreign currency forward and swap contracts. These instruments may be used to selectively manage risks, but there can be no assurance that we will be fully protected against material foreign currency fluctuations.

Other Market Risks

We do not believe that we have material exposure to interest rate risk due to the fact that we have no long‑term debt.

We do not believe that we have any material exposure to inflationary risks. We do not believe that the rate of inflation in Israel has had a material impact on our business to date. However, our costs in Israel will increase if inflation in Israel exceeds the devaluation of the shekel against the U.S. dollar (to the extent that it devalues at all) or if the timing of such devaluation lags behind inflation in Israel.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.
PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Initial Public Offering

The effective date of the registration statement (File No. 333‑193856) for our IPO of ordinary shares, par value NIS 0.01, was March 19, 2014. As of December 31, 2019, we have used all the net proceeds from out IPO.

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a‑15(e) and 15d‑15(e) under the Exchange Act) as of December 31, 2019. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2019, our disclosure controls and procedures were effective.

(b) Management Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a‑15(f) and 15d‑15(f) under the Exchange Act.

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2019.

(c) Attestation Report of the Registered Public Accounting Firm

The attestation report of Kost Forer Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm in Israel, on our management’s assessment of our internal control over financial reporting as of December 31, 2019, is provided on page F-3, as included under Item 18 of this annual report.

(d) Changes in Internal Control over Financial Reporting

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

Item 16B. CODE OF ETHICS

We have adopted a code of business conduct and ethics applicable to our executive officers, directors and all other employees. A copy of the code is delivered to every employee of MediWound Ltd. and its subsidiaries and is available to our investors and others on our website http://ir.mediwound.com/ or by contacting our investor relations department. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. Any waivers of this code for executive officers or directors will be disclosed through the filing of a Form 6‑K or on our website. We granted no waivers under our code of ethics in 2019.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We paid the following fees for professional services rendered Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, for the years ended December 31, 2018 and 2019:

	2018	2019
Audit Fees	$160,000	$240,000
Audit‑Related Fees	—	35,000
Tax Fees	—
Total	$160,000	$275,000

“Audit fees” are the aggregate fees paid for the audit of our annual financial statements and SOX. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

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

The Audit Committee pre‑approves all audit and non‑audit services provided by the independent registered public accounting firm.

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

•
Nomination of directors. With the exception of external directors and directors elected by our board of directors due to vacancy, our directors are elected by an annual meeting of our shareholders to hold office until the next annual meeting following one year from his or her election. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the entire board of directors itself, in accordance with the provisions of our articles of association and the Israeli Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors or otherwise, as required under the Nasdaq Stock Market rules.

•
Majority of independent directors. Under the Israeli Companies Law, we are only required to appoint at least two external directors, within the meaning of the Israeli Companies Law, to our board of directors. Currently, four of our directors (of whom two are external directors, within the meaning of the Israeli Companies Law) qualify as independent directors under the rules of the U.S. federal securities laws and the Nasdaq Stock Market rules. If at any time we no longer have a controlling shareholder, we will no longer be required to have external directors, provided that we comply with the majority Board independence requirements and the audit and compensation committee composition requirements of the Nasdaq Stock Market.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III
Item 17. FINANCIAL STATEMENTS

Not applicable.

Item 18. FINANCIAL STATEMENTS

See pages F‑2 through F‑46 of this annual report.

Item 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of the Registrant, as amended
1.2	Memorandum of Association of the Registrant(1)
2.1	Description of Securities
4.1	Registration Rights Agreement by and among the Registrant and certain shareholders of the Registrant(1)
4.2	Information Rights Agreement by and between Clal Biotechnology Industries Ltd. and the Registrant(1)
4.3	Founders and Shareholders Agreement, dated January 2001, by and among Clal Biotechnology Industries Ltd., L.R. R & D Ltd., Professor Lior Rosenberg and the Registrant(2)
4.4	Patent Purchase Agreement, dated November 24, 2010, by and between the Registrant and L.R. R & D Ltd.(2)
4.5	Form of Indemnification Agreement(1)
4.6	Supply Agreement, dated January 11, 2001, as amended, by and between the Registrant and Challenge Bioproducts Corporation Ltd.†(2)
4.7	License Agreement, dated September 22, 2000, as amended, by and between the Registrant and Mark Klein†(2)
4.8	2003 Israeli Share Option Plan(2)
4.9	2014 Equity Incentive Plan
4.10	MediWound Ltd.’s Compensation Policy for Executive Officers and Directors(3)
4.11.1	BARDA Contract, dated September 29, 2015, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority†(4)
4.11.2	Modification to the BARDA Contract, dated October 7, 2015, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority(5)
4.11.3	Modification to the BARDA Contract, dated January 29, 2017, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority†(6)
4.11.4	Modification to the BARDA Contract, dated July 9, 2017, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority(7)
4.11.5	Modification to the BARDA Contract, dated May 24, 2019, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority
4.13	BARDA Contract, dated September 30, 2018, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority†(8)
4.14.1	Unprotected Sub‑Lease Agreement, dated March 18, 2018, by and between the Registrant and Clal Life Sciences L.P. (unofficial English translation of Hebrew original) (9)
4.14.2	Addendum to Sub‑Lease Agreement, dated March 18, 2018, by and between the Registrant and Clal Life Sciences L.P. (unofficial English translation of Hebrew original) (10)
4.15
Settlement Agreement and Mutual General Release, dated as of March 24, 2019, by and among Teva Pharmaceuticals Ltd. and MediWound Ltd. and Certain Indemnity in connection with Settlement Agreement dated as of March 24, 2019 by MediWound Ltd.(11)

4.16	License Agreement, dated as of May 6, 2019, by and between the Registrant and Vericel Corporation* (12)
4.17	Supply Agreement, dated as of May 6, 2019, by and between the Registrant and Vericel Corporation* (13)
8.1	List of subsidiaries of the Registrant(14)
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a‑14(a) and 15d‑14(a) as adopted pursuant to §302 of the Sarbanes‑Oxley Act of 2002
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a‑14(a) and 15d‑14(a) as adopted pursuant to §302 of the Sarbanes‑Oxley Act of 2002
13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes‑Oxley Act of 2002, furnished herewith
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes‑Oxley Act of 2002, furnished herewith
15.1	Consent of Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm
100
The following financial information from the Registrant’s Annual Report on Form 20‑F for the year ended December 31, 2019 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2018 and 2019; (ii) Consolidated Statements of Profit or Loss or Other Comprehensive Loss for the years ended December 31, 2017, 2018 and 2019; (iii) Consolidated Statements of Changes in Equity (Deficiency) for the years ended December 31, 2017, 2018 and 2019; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2018 and 2019; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S‑T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under those sections.

†	Confidential treatment previously requested and granted with respect to certain portions, which portions were omitted and filed separately with the Securities and Exchange Commission.

*	Portions of this exhibit have been omitted in accordance with the rules of the Securities and Exchange Commission.

(1)	Previously filed with the SEC on March 3, 2014 pursuant to the Registrant’s registration statement on Form F‑1 (File No. 333‑193856) and incorporated by reference herein.

(2)	Previously filed with the SEC on February 10, 2014 pursuant to the Registrant’s registration statement on Form F‑1 (File No. 333‑193856) and incorporated by reference herein.

(3)
Previously furnished to the SEC on August 14, 2019 as Appendix A to the Registrant’s proxy statement for its extraordinary general meeting of shareholders held on September 23, 2019, attached as Exhibit 99.1 to the Registrant’s report of foreign private issuer on Form 6‑K (File No. 001‑36349) and incorporated by reference herein.

(4)
Previously filed with the SEC on January 25, 2016 as Exhibit 4.13 to the Registrant’s annual report on Form 20‑F for the year ended December 31, 2015 (File No. 001‑36349) and incorporated by reference herein.

(5)
Previously filed with the SEC on January 25, 2016 as Exhibit 4.14 to the Registrant’s annual report on Form 20‑F for the year ended December 31, 2015 (File No. 001‑36349) and incorporated by reference herein.

(6)
Previously filed with the SEC on February 21, 2017 as Exhibit 4.15 to the Registrant’s annual report on Form 20‑F for the year ended December 31, 2016 (File No. 001‑36349) and incorporated by reference herein.

(7)
Previously filed with the SEC on March 19, 2018 as Exhibit 4.16 to the Registrant’s annual report on Form 20‑F for the year ended December 31, 2017 (File No. 001‑36349) and incorporated by reference herein.

(8)
Previously filed with the SEC on March 25, 2019 as Exhibit 4.17 to the Registrant’s annual report on Form 20‑F for the year ended December 31, 2018 (File No. 001‑36349) and incorporated by reference herein.

(9)
Previously filed with the SEC on March 19, 2018 as Exhibit 4.17 to the Registrant’s annual report on Form 20‑F for the year ended December 31, 2017 (File No. 001‑36349) and incorporated by reference herein

(10)
Previously filed with the SEC on March 25, 2019 as Exhibit 4.20 to the Registrant’s annual report on Form 20‑F for the year ended December 31, 2018 (File No. 001‑36349) and incorporated by reference herein.

(11)
Previously filed with the SEC on March 25, 2019 as Exhibit 4.21 to the Registrant’s annual report on Form 20‑F for the year ended December 31, 2018 (File No. 001‑36349) and incorporated by reference herein

(12)
Previously filed with the SEC by Vericel Corporation on August 6, 2019 as Exhibit 10.9 to its quarterly report on Form 10-Q for the quarter ended June 30, 2019 (File No. 001‑35280) and incorporated by reference herein.

(13)
Previously filed with the SEC by Vericel Corporation on August 6, 2019 as Exhibit 10.10 to its quarterly report on Form 10-Q for the quarter ended June 30, 2019 (File No. 001‑35280) and incorporated by reference herein

(14)	Previously filed with the SEC on February 10, 2014 pursuant to the Registrant’s registration statement on Form F‑1 (File No. 333‑193856) and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MediWound Ltd.

Date: February 25, 2020	By: /s/ Sharon Malka
Sharon Malka
Chief Executive Officer

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019

Kost Forer Gabbay & Kasierer 144 Menachem Begin Rd. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and
Board of Directors of

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MediWound Ltd. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018 and the related consolidated statements of comprehensive income or loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2019 and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2018 and 2019, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 25, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global
We have served as the Company‘s auditor since 2001.

Tel-Aviv, Israel
February 25, 2020

Kost Forer Gabbay & Kasierer 144 Menachem Begin Rd. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and
Board of Directors of

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Opinion on Internal Control over Financial Reporting

We have audited MediWound Ltd. and its subsidiaries (the “Company”) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income or loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes, and our report dated February 25, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures, as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global
Tel-Aviv, Israel
February 25, 2020

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2018	2019
CURRENT ASSETS:
Cash and cash equivalents	4	6,716	7,242
Restricted deposits	5	89	180
Short-term bank deposits	5	16,828	22,036
Trade receivables	6	560	4,107
Inventories	7	1,680	1,613
Other receivables	8, 24	6,840	444

		32,713	35,622
LONG-TERM ASSETS:
Long term deposits and prepaid expenses		48	6
Property, plant and equipment, net	9	2,020	2,304
Right of-use assets, net	10	-	2,229
Intangible assets, net	11	495	429

		2,563	4,968

		35,276	40,590
CURRENT LIABILITIES:
Current maturities of long-term liabilities and leases		146	569
Trade payables and accrued expenses		2,715	4,067
Other payables	12, 24	2,036	5,737

		4,897	10,373
LONG‑TERM LIABILITIES:
Deferred revenues		1,158	1,135
Liabilities in respect of IIA grants	13, 16b	7,568	6,811
Contingent consideration for purchase of shares	16c	6,330	4,853
Liability in respect of discontinued operation	21	6,003	-
Lease liabilities	10	-	2,006
Severance pay liability, net	15	348	243

		21,407	15,048
SHAREHOLDERS' EQUITY:	18
Ordinary shares of NIS 0.01 par value:
Authorized: 50,000,000 shares as of December 31, 2019 and 37,244,508 December 31, 2018; Issued and Outstanding 27,202,795 shares as of December 31, 2019 and 27,178,839 shares as of December 31, 2018		75	75
Share premium		139,637	140,871
Foreign currency translation adjustments		(25)	(17)
Accumulated deficit		(130,715)	(125,760)

		8,972	15,169

		35,276	40,590

The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands (except of share and per share data)
		Year ended December 31,
	Note	2017	2018	2019
Revenues from sale of products		2,378	3,225	3,393
Revenues from development services		-	-	10,678
Revenues from license agreements		118	176	17,718
Total revenues	22a	2,496	3,401	31,789

Cost of revenues	22b	(1,578)	(2,088)	(11,849)

Gross profit		918	1,313	19 ,940

Operating expenses:
Research and development, gross		14,625	17,915	10,070
Participations by BARDA and IIA		(9,163)	(13,843)	(5,101)

Research and development, net of participations	22c	5,462	4,072	4,969
Selling and marketing	22d	5,362	4,188	4,064
General and administrative	22e	3,781	3,799	5,242
Other income from settlement agreement	16b	-	(7,537)	-
Other expenses	22f	-	751	1,172

Total operating expenses		14,605	5,273	15,447

Operating profit (loss)		(13,687)	(3,960)	4,493

Financial income	22g	406	412	556
Financial expense	22g	(1,252)	(2,117)	(2,983)

Profit (loss) from continuing operations		(14,533)	(5,665)	2,066
Profit (loss) from discontinued operation	16c, 21	(7,616)	4,608	2,889

Net profit (loss)		(22,149)	(1,057)	4,955

Other comprehensive income (loss):
Foreign currency translation adjustments		(29)	13	8

Total comprehensive income (loss)		(22,178)	(1,044)	4,963

Basic and diluted net profit (loss) per share:	23
Basic and diluted net loss per share from continuing operations		(0.62)	(0.21)	0.08
Basic and diluted net profit (loss) per share from discontinued operations		(0.33)	0.17	0.10
Total Basic and diluted net profit (loss) per share		(0.95)	(0.04)	0.18

The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital		Share premium		Foreign currency translation reserve	Accumulated deficit	Total Equity

Balance as of January 1, 2017	60		114,979		(9)	(107,260)	7,770

Loss for the period	-		-		-	(22,149)	(22,149)
Other comprehensive loss	-		-		(29)	-	(29)
Total comprehensive loss	-		-		(29)	(22,149)	(22,178)
Exercise of options	(*	)	7		-	-	7
Issuance of ordinary shares, net of issuance expenses	15		22,643		-	-	22,658
Share-based compensation	-		1,363		-	-	1,363

Balance as of December 31, 2017	75		138,992		(38)	(129,409)	9,620

Cumulative effect adjustment on accumulated deficit as a result of adopting IFRS 15	-		-		-	(249)	(249)
Balance as of January 1, 2018	75		138,992		(38)	(129,658)	9,371

Loss for the period	-		-		-	(1,057)	(1,057)
Other comprehensive income	-		-		13	-	13
Total comprehensive (loss) income	-		-		13	(1,057)	(1,044)
Exercise of options	(*	)	(*	)	-	-	(* )
Share-based compensation	-		645		-	-	645

Balance as of December 31, 2018	75		139,637		(25)	(130,715)	8,972

Profit for the period	-		-		-	4,955	4,955
Other comprehensive income	-		-		8	-	8
Total comprehensive income	-		-		8	4,955	4,963
Exercise of options	(*	)	-		-	-	(* )
Share-based compensation	-		1,234		-	-	1,234

Balance as of December 31, 2019	75		140,871		(17)	(125,760)	15,169

* Represents an amount lower than $1.
The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2017	2018	2019

Cash Flows from operating activities:
Net Profit (loss)	(22,149)	(1,057)	4,955

Adjustments to reconcile net loss to net cash provided by (used in) continuing operating activities:

Adjustments to profit and loss items:
Loss (profit) from discontinued operation	7,616	(4,608)	(2,889)
Depreciation and amortization	567	577	1,149
Share-based compensation	1,363	645	1,234
Revaluation of liabilities in respect of IIA grants	229	287	(392)
Revaluation of contingent consideration for purchase of shares	351	758	1,690
Other income from settlement agreement	-	(7,537)	-
Revaluation of lease liabilities	-	-	340
Increase (decrease) in severance pay liability, net	111	19	(105)
Net financing income	(349)	(412)	(434)
Un-realized foreign currency (gain) loss	(185)	182	(152)

	9,703	(10,089)	441
Changes in asset and liability items:
Decrease (increase) in trade receivables	28	(211)	(3,553)
Decrease (increase) in inventories	(1,042)	206	67
Decrease (increase) in other receivables	(1,227)	(306)	6,376
Increase (decrease) in trade payables and accrued expenses	(135)	(536)	1,355
Increase (decrease) in other payables and deferred revenues	(70)	(161)	247

	(2,446)	(1,008)	4,492

Net cash provided by (used in) continuing operating activities	(14,892)	(12,154)	9,888

Net cash used in discontinued operating activities	(1,563)	-	(1,599)

Net cash provided by (used in) operating activities	(16,455)	(12,154)	8,289

The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2017	2018	2019
Cash Flows from Investing Activities:

Purchase of property and equipment	(1,045)	(522)	(792)
Purchase of intangible assets	(30)	(12)	-
Interest received	349	106	184
Proceeds from (investments in) short term bank deposits, net	1,163	(16,612)	(5,050)

Net cash provided by (used in) continuing investing activities	437	(17,040)	(5,658)

Net cash used in discontinued investing activities	-	-	(1,239)

Net cash provided by (used in) investing activities	437	(17,040)	(6,897)

Cash Flows from Financing Activities:

Repayment of leases liabilities	-	-	(630)
Proceeds from exercise of options	7	(* )	-
Proceeds from issuance of shares, net	22,658	-	(* )
Proceeds from (repayment of) IIA grants, net	330	46	(376)

Net cash provided by (used in) continuing financing activities	22,995	46	(1,006)

Exchange rate differences on cash and cash equivalent balances	226	(205)	140

Increase (decrease) in cash and cash equivalents from continuing activities	8,766	(29,353)	3,364
Decrease in cash and cash equivalents from discontinued activities	(1,563)	-	(2,838)
Balance of cash and cash equivalents at the beginning of the year	28,866	36,069	6,716

Balance of cash and cash equivalents at the end of the year	36,069	6,716	7,242

* Represents an amount lower than $1.
The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 1:	GENERAL

a.
General description of the Company and its operations:

MediWound Ltd. (the "Company" or "MediWound"), is a fully integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel products to address unmet medical needs in the fields of severe burns, chronic and other hard to heal wounds, connective tissue disorders and other indications.

The Company's first innovative biopharmaceutical product, NexoBrid, received marketing authorization from the European Medicines Agency ("EMA") as well as the Israeli, Argentinean, South-Korean, Russian and Peruvian Ministries of Health, for removal of dead or damaged tissue, known as eschar, in adults with deep partial and full thickness thermal burns. The Company sells NexoBrid in Europe and in Israel through its commercial organizations and in other territories through local distributers.The Company second investigational innovative product, EscharEx, is a topical biological drug being developed for debridement of chronic and other hard-to-heal wounds.

b.	The Company's securities are listed for trading on NASDAQ since March 2014.

c.
The Company has two wholly owned subsidiaries: MediWound Germany GmbH, acting as Europe (“EU”) marketing authorization holder and EU sales and marketing arm and MediWound UK Limited, an inactive company. In addition, the Company owns approximately 10% of PolyHeal Ltd., a private life sciences company ("PolyHeal").

d.
The Company awarded two contracts with the U.S. Biomedical Advanced Research and Development Authority ("BARDA"),  for the advancement of the development and manufacturing, as well as the procurement of NexoBrid, as a medical countermeasure as part of BARDA preparedness for mass casualty events (see also Note 17a)

e.	On May 6, 2019, the Company entered into exclusive license and supply agreements with Vericel Corporation (“Vericel”) to commercialize NexoBrid in North America (see also Note 17b).

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of financial statements:

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
On the basis of average standard costs (which approximates actual cost on a weighted average basis) including materials, labor and other direct and indirect manufacturing costs based on practical capacity.

g.	Liability in respect of IIA:

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

h.	Leases:

As described in Note 10 regarding the initial adoption of IFRS 16, "Leases" ("the Standard"), the Company elected to apply the provisions of the Standard using the modified retrospective method (without restatement of comparative data).

The accounting policy for leases applied effective from January 1, 2019, is as follows:

The Company accounts for a contract as a lease when the contract terms convey the right to control the use of an identified asset for a period of time in exchange for consideration.

For leases in which the Company is the lessee, the Company recognizes on the commencement date of the lease a right-of-use asset and a lease liability, excluding leases whose term is up to 12 months and leases for which the underlying asset is of low value. For these excluded leases, the Company has elected to recognize the lease payments as an expense in profit or loss on a straight-line basis over the lease term. In measuring the lease liability, the Company has elected to apply the practical expedient in the Standard and does not separate the lease components from the non-lease components (such as management and maintenance services, etc.) included in a single contract.

On the commencement date, the lease liability includes all unpaid lease payments discounted at the interest rate implicit in the lease, if that rate can be readily determined, or otherwise using the Company's incremental borrowing rate. After the commencement date, the Company measures the lease liability using the effective interest rate method.

On the commencement date, the right-of-use asset is recognized in an amount equal to the lease liability plus lease payments already made on or before the commencement date and initial direct costs incurred. The right-of-use asset is measured applying the cost model and depreciated over the shorter of its useful life and the lease term.

Following are the amortization periods of the right-of-use assets by class of underlying asset:

Years
Motor vehicles	3
Buildings and equipment	5-8

The Company tests for impairment of the right-of-use asset whenever there are indications of impairment pursuant to the provisions of IAS 36.

•	Variable lease payments that depend on an index: On the commencement date, the Company uses the index rate prevailing on the commencement date to calculate the future lease payments.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For leases in which the Company is the lessee, the aggregate changes in future lease payments resulting from a change in the index are discounted (without a change in the discount rate applicable to the lease liability) and recorded as an adjustment of the lease liability and the right-of-use asset, only when there is a change in the cash flows resulting from the change in the index (that is, when the adjustment to the lease payments takes effect).

•	Lease extension and termination options:

A non-cancelable lease term includes both the periods covered by an option to extend the lease when it is reasonably certain that the extension option will be exercised and the periods covered by a lease termination option when it is reasonably certain that the termination option will not be exercised.

In the event of any change in the expected exercise of the lease extension option or in the expected non-exercise of the lease termination option, the Company remeasures the lease liability based on the revised lease term using a revised discount rate as of the date of the change in expectations. The total change is recognized in the carrying amount of the right-of-use asset until it is reduced to zero, and any further reductions are recognized in profit or loss.

•	Lease modifications:

If a lease modification does not reduce the scope of the lease and does not result in a separate lease, the Company remeasures the lease liability based on the modified lease terms using a revised discount rate as of the modification date and records the change in the lease liability as an adjustment to the right-of-use asset.

If a lease modification reduces the scope of the lease, the Company recognizes a gain or loss arising from the partial or full reduction of the carrying amount of the right-of-use asset and the lease liability. The Company subsequently remeasures the carrying amount of the lease liability according to the revised lease terms, at the revised discount rate as of the modification date and records the change in the lease liability as an adjustment to the right-of-use asset.

The accounting policy for leases applied until December 31, 2018, is as follows:

The criteria for classifying leases as finance or operating leases depend on the substance of the agreements and are made at the inception of the lease in accordance with the following principles as set out in IAS 17.

Operating leases:

Leases in which substantially all the risks and rewards of ownership of the leased asset are not transferred to the Group are classified as operating leases. Lease payments are recognized as an expense in profit or loss on a straight-line basis over the lease term.

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

Depreciation is calculated on a straight‑line basis over the useful life of the assets at annual rates as follows:

%
Office furniture	6 - 15
Manufacturing machinery and lab equipment	7 - 15
Computers	33
Leasehold improvements	See below

Leasehold improvements are depreciated on a straight‑line basis over the shorter of the lease term (including the renewal option held by the Company which is expected to be exercised) and the expected life of the improvement.

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate.

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

k.	Revenues recognition:

On January 1, 2018, the Company initially adopted IFRS 15, "Revenues from Contracts with Customers" ("the Standard"), with the cumulative effect of applying the new guidance recognized as an adjustment to the opening retained earnings balance. Results for reporting periods beginning after January 1, 2018 are presented under the new guidance, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior period.

The Company elected to apply the provisions of the Standard using the modified retrospective method with the application of certain practical expedients and without restatement of comparative data. The Company recorded a net increase to opening accumulated deficit of $249 as of January 1, 2018 due to the cumulative impact of adopting the new guidance and an increase of deferred revenues by $249.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The accounting policy for Revenues recognition applied from January 1, 2018, is as follows:

Revenues recognition:

Revenues from contracts with customers is recognized when the control over the goods or services is transferred to the customer. The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes).

Revenues from the sale of products:

The Company generates revenues from sales of its innovative biopharmaceutical product, NexoBrid, to burn centers and hospital burn units in Europe, Israel and local distributors in international markets.

Revenues from sale of goods is recognized in profit or loss at the point in time when the control of the goods is transferred to the customer, generally upon delivery of the goods to the customer.

Revenues from development services:

Revenues from development services is recognized over time, during the period the customer receives and consumes the benefits provided by the Company's performance. The Company charges its customers based on payment terms agreed upon inspecific agreements. When payments are made before or after the service is performed, the Company recognizes the resulting contract asset or liability.

Revenues from license agreements:

The Company determine whether the license to the Intellectual Property ("IP") is right to use the IP, which has significant standalone functionality or a right to access, which does not have a stand alone value. The Company recognizes Revenues from licensing transactions at a point in time when the Company provides the customer a right to use the Company's intellectual property as it exists.

The Company recognizes Revenues from licensing transactions over time when the Company provides the customer a right to access the Company's intellectual property throughout the license period.

Combination of contracts:

The Company accounts for multiple contracts as a single contract when all the contracts are signed at or near the same time with the same customer or with related parties of the customer, and when one of the following criteria is met:

-	The contracts are negotiated as a package with a single commercial objective.

-	The amount of consideration to be paid in one contract depends on the consideration or performance of another contract.

-	The goods or services that the Company will provide according to the contracts represent a single performance obligation for the Company.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Variable consideration:

The Company determines the transaction price separately for each contract with a customer. When exercising this judgment, the Company evaluates the effect of each variable amount in the contract, taking into consideration discounts, penalties, variations, claims, non-cash consideration and the nature of multiple phases of the product lifecycle. In determining the effect of the variable consideration, the Company uses the "most likely amount" method described in the Standard. Pursuant to this method, the amount of the consideration is determined as the single most likely amount in the range of possible consideration amounts in the contract. According to the Standard, variable consideration is included in the transaction price only to the extent that it is highly probable that a significant reversal in the amount of Revenues recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Allocating the transaction price:

          For contracts that consist of more than one performance obligation, at contract inception the Company allocates the contract transaction price to each performance obligation identified in the contract on a relative stand-alone selling price basis. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. The stand-alone selling price is the price at which the Company would sell the promised goods or services separately to a customer. When the stand-alone selling price is not directly observable by reference to similar transactions with similar customers, the Company applies suitable methods for estimating the stand-alone selling price including: the adjusted market assessment approach, the expected cost plus a margin approach and the residual approach. The Company may also use a combination of these approaches to allocate the transaction price in the contract.

The accounting policy for Revenues recognition applied until December 31, 2017, was as follows:

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

           Revenues from license agreements which comprised of multiple elements (including license to access the Company's intellectual property and exclusive distribution rights), provide for varying consideration terms, such as upfront payments and milestone payments, are recognized when the criteria for Revenues recognition have been met and only to the extent of the consideration that is not contingent upon completion or performance of future services under the contract. The Company concluded that the components do not have "stand alone value" to the customer and accordingly they are accounted for  as one unit of account. Consequently, Revenues from these components are recognized on the straight line basis over the license period.

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

Non-royalty bearing funds from BARDA for funding research and development projects were recognized at the time the Company was entitled to such grants on the basis of the related costs incurred.

The participation by BARDA was classified as reimbursement (deduction) of research and development expenses. Starting in May 2019, following entrance into the Vericel license and supply agreements, in which Vericel has consumed the effective control over the BARDA contracts, funding by BARDA was classified as Revenues from development services.

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

o.	Financial instruments:

Effective of January 1, 2018 the Company adopted IFRS 9, "Financial Instruments" ("the Standard"), which replaced IAS 39. The Company elected to adopt the provisions of the Standard retrospectively without restatement of comparative data.

The accounting policy for financial instruments applied commencing from January 1, 2018, is as follows:

1.	Financial assets:

Financial assets are measured upon initial recognition at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets, except for financial assets measured at fair value through profit or loss in respect of which transaction costs are recorded in profit or loss.

The Company classifies and measures debt instruments in the financial statements based on the following criteria:

-	The Company's business model for managing financial assets; and
-	The contractual cash flow terms of the financial asset.

Debt instruments are measured at amortized cost when:

The Company's business model is to hold the financial assets in order to collect their contractual cash flows, and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. After initial recognition, the instruments in this category are measured according to their terms at amortized cost using the effective interest rate method, less any provision for impairment.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

On the date of initial recognition, the Company may irrevocably designate a debt instrument as measured at fair value through profit or loss if doing so eliminates or significantly reduces a measurement or recognitioninconsistency, such as when a related financial liability is also measured at fair value through profit or loss.

Impairment of financial assets:

The Company evaluates at the end of each reporting period the loss allowance for financial debt instruments which are not measured at fair value through profit or loss.

The Company has short-term financial assets such as trade receivables in respect of which the Company applies a simplified approach and measures the loss allowance in an amount equal to the lifetime expected credit losses.

An impairment loss on debt instruments measured at amortized cost is recognized in profit or loss with a corresponding loss allowance that is offset from the carrying amount of the financial asset.

2.	Financial liabilities:

a)	Financial liabilities measured at amortized cost:

Financial liabilities are initially recognized at fair value less transaction costs that are directly attributable to the issue of the financial liability.
After initial recognition, the accounting treatment of financial liabilities is based on their classification as follows:

After initial recognition, the Company measures all financial liabilities at amortized cost using the effective interest rate method, except for Financial liabilities at fair value through profit or loss such as derivatives;

b)	Financial liabilities measured at fair value through profit or loss:

At initial recognition, the Company measures financial liabilities that are not measured at amortized cost at fair value. Transaction costs are recognized in profit or loss.

After initial recognition, changes in fair value are recognized in profit or loss.

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

The contingent consideration liability for purchase of shares is measured at fair value (Level 3 of the fair value hierarchy)  and initially recorded against equity. Subsequent changes in the fair value are recognized in profit or loss.

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

2.
Post-employment benefits:

The Company has liabilities for severance pay for its employees in several of jurisdictions and in Israel.

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

The Company recognizes liability for severance pay due to its employees in EU in accordance with local laws.

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

A discontinued operation is a component of the Company that either has been disposed of or is classified as held for sale. Disposal group to be abandoned meets the criteria for being a discontinued operation at the date of which it ceases to be used. The operating results relating to the discontinued operation are separately presented in the consolidated statements of comprehensive income or loss.

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

u.
Reclassification

Certain amounts previously reported in the consolidated financial statements have been reclassified to conform to current year presentation. Such reclassifications did not affect net loss, Changes in Stockholders' Equity or cash flows.

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

NOTE 4:-	CASH AND CASH EQUIVALENTS

	Year ended December 31,
	2018	2019

USD cash for immediate withdrawal	5,336	5,766
Non-USD cash for immediate withdrawal	1,380	1,476

	6,716	7,242

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 5:-	SHORT-TERM BANK DEPOSITS

	Year ended December 31,
	2018	2019

USD bank deposits (1)	16,828	22,036
Restricted bank deposits (2)	89	180

	16,917	22,216

(1)	The USD deposits bear annual interest of 2.48%-3.10% for the period of 357-368 days for 2018.

(2)	Restricted bank deposit which may be used only when certain conditions are met.

NOTE 6:-	TRADE RECEIVABLES

	Year ended December 31,
	2018	2019

BARDA (see also Note 17b)	-	3,267
Others receivables	560	840

	560	4,107

NOTE 7:-          INVENTORIES

	Year ended December 31,
	2018	2019

Raw materials	432	709
Finished goods	1,248	904

	1,680	1,613

NOTE 8:-	OTHER RECEIVABLES

	Year ended December 31,
	2018	2019

Government authorities	126	228
Prepaid expenses and other	132	216
BARDA (see also Note 17b)	2,524	-
Former shareholder ( see Note 16c)	4,000	-
Related parties	58	-

	6,840	444

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 9:-	PROPERTY, PLANT AND EQUIPMENT, NET

Balance as of December 31, 2019:

	Office furniture	Manufacturing machinery and lab equipment	Computers	Leasehold improvements	Total
Cost
Balance as of January 1, 2019	243	4,054	102	2,123	6,522
Disposals	-	-	(38)	-	(38)
Additions	60	480	60	192	792
Foreign currency translation	(2)	-	-	-	(2)

Balance as of December 31, 2019	301	4,534	124	2,315	7,274

Accumulated Depreciation

Balance as of January 1, 2019	161	2,153	70	2,118	4,502
Disposals	-	-	(38)	-	(38)
Additions	16	453	28	11	508
Foreign currency translation	(2)	-	-	-	(2)

Balance as of December 31, 2019	175	2,606	60	2,129	4,970

Depreciated cost
December 31, 2019	126	1,928	64	186	2,304

Balance as of December 31, 2018:

	Office furniture	Manufacturing machinery and lab equipment	Computers	Leasehold improvements	Total
Cost
Balance as of January 1, 2018	248	3,561	139	2,120	6,068
Disposals	(7)	-	(55)	-	(62)
Additions	7	493	19	3	522
Foreign currency translation	(5)	-	(1)	-	(6)

Balance as of December 31, 2018	243	4,054	102	2,123	6,522

Accumulated Depreciation

Balance as of January 1, 2018	154	1,802	93	2,095	4,144
Disposals	(7)	-	(55)	-	(62)
Additions	18	351	33	23	425
Foreign currency translation	(4)	-	(1)	-	(5)

Balance as of December 31, 2018	161	2,153	70	2,118	4,502

Depreciated cost
December 31, 2018	82	1,901	32	5	2,020

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 10:-	LEASES

a.
Lease Agreements:

The Company's offices and its production facility in Israel are located in a building that the Company leases from its Parent Company, in accordance with a sub-lease agreement. The Company subleases approximately 3,000 square meters of laboratory, office and clean room space at a monthly rent fee of NIS 116,000 (approximately $33). This sub-lease agreement which was amended on January 1, 2019, expires in October 2022 and provides with 3 years extantion period at the sole discretion of the Company.

The Company's subsidiary offices are located in Germany. The monthly rent fee is currently €3,500 (approximately $4) and the lease agreement expires on April 30, 2022.

In addition the Company and its subsidiary have operating lease agreements for 13 vehicles for a period of three years.

b.
Lease extension and termination options:

The Company has leases that include extension and termination options. These options provide flexibility in managing the leased assets and align with the Company's business needs.

The Company exercises significant judgement in deciding whether it is reasonably certain that the extension and termination options will be exercised.

In leases of motor vehicles, the Company does not include in the lease term the exercise of extension options since the Company does not ordinarily exercise options that extend the lease period beyond 3 years.

c.	Information on leases:

Year ended December 31,
2019

Interest expense on lease liabilities	139
Expenses relating to short-term leases	444
Total cash outflow for leases	630

The Company was assisted by an external valuation expert in determining the appropriate interest rate for discounting its leases based on credit risk, the weighted average term of the leases and other economic variables. A weighted average incremental borrowing in a range of 0.1% to 6.7% was used to discount future lease payments in the calculation of the lease liability on the date of initial application of the Standard.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 10:-	LEASES (Cont.)

d.	Disclosures in respect of right-of-use assets:

Right-of-use assets	Buildings	Motor vehicles	Total
Cost:
Balance as of January 1, 2019	-	46	46
Cumulative effect adjustment on accumulated deficit as a result of adopting IFRS 16	2,350	172	2,522
Additions during the year:
New leases	-	209	209
Adjustments for indexation	27	-	27

Balance as of December 31, 2019	2,377	427	2,804

Accumulated depreciation:
Balance as of January 1, 2019	-	-	-
Additions during the year:
Depreciation and amortization	401	174	575

Balance as of December 31, 2019	401	174	575

Depreciated cost :
Balance as of December 31, 2019	1,976	253	2,229

The Company recognized depreciation expenses in the amount of $575 in respect of amortization of the right-of-use asset and $139 intrest expenses in respect of the lease liability, in place of the lease expenses in the amount of $630 which would have been recorded according to the previous standard.

f.	Disclosures in respect of lease liabilities:

Lease liabilities	Buildings	Motor vehicles	Total
Balance as of December 31, 2018	-	-	-
Cumulative effect adjustment on accumulated liabilities as a result of adopting IFRS 16	2,344	178	2,522
Repayment of leases liabilities	(458)	(172)	(630)
Effect of changes in exchange rates	189	10	199
New finance lease obligation recognized	-	193	193
Adjustments for indexation	11	16	27
Interest	139	-	139
Balance as of December 31, 2019	2,225	225	2,450
Current maturities of long-term leases	(403)	(41)	(444)
Lease liability Balance as of December 31, 2019	1,822	184	2,006

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 10:-	LEASES (Cont.)

At the initial application date, the Company recognized a lease liability in the amount of about $2,522 million under Long term debt and current maturity, according to the present value of the future lease payments discounted using the Company's incremental interest rate at that date, and concurrently recognized a right-of-use asset in the same amount with certain adjustments. The Company's incremental interest rates used for measuring the lease liability are in the range of 0.1% to 6.7%. Depreciation is calculated on a straight-line basis over the remaining contractual lease period.

NOTE 11:-	INTANGIBLE ASSETS, NET

	License and Knowhow
	2018	2019
Cost
Balance as of January 1,	1,526	1,538
Additions	12	-
Balance as of December 31,	1,538	1,538

Accumulated Amortization
Balance as of January 1,	891	1,043
Additions	152	66
Balance as of December 31,	1,043	1,109

Amortized cost
Balance as of December 31,	495	429

Intangible assets include exclusive licenses to use patents, know-how and intellectual property for the development, manufacturing and marketing of products related to burn treatments and other products in the field of wound care. These licenses were purchased from third parties and from one of the Company's shareholders.

NOTE 12:-	OTHER PAYABLES

	Year ended December 31,
	2018	2019

Liability in respect for purchase of shares (see Note 16c)	1,532	1,723
Former shareholder ( see Note 16b )	-	3,167
Related parties	227	214
Deferred Revenues	198	249
Other	79	384

	2,036	5,737

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 13:-	LIABILITIES IN RESPECT OF IIA GRANTS

	Year ended December 31,
	2018	2019

Balance as of January 1,	7,437	7,714
Grants received	93	248
Royalties	(103)	(635)
Amounts carried to Profit or Loss	287	(392)
Balance as of Decmber 31,	7,714	6,935

Current maturities	(146)	(124)

Long term liabilities in respect of IIA grants	7,568	6,811

The Company is committed to pay royalties to the IIA up to the total grants received plus the applicable accrued interest. The total amount of grants actually received by the Company from the IIA including accrued LIBOR interest, net of royalties as of December 31, 2019 is approximately $ 13,570, while the amortized cost of this liability as of that date is $ 6,935, using the interest method.

NOTE 14:-	FINANCIAL INSTRUMENTS

a.	Financial risk factors:

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

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 14:-	FINANCIAL INSTRUMENTS (Cont.)

The fair value of the contingent consideration for purchase of shares is based on a calculation of the present value of future royalty payments. The expected cash flows already reflect assumptions about the uncertainty in future defaults, and therefore the Company used a discount rate that is commensurate with the risk inherent in the expected cash flows.

c.	Sensitivity tests relating to changes in market factors:

The Company operates in an international environment and is exposed to foreign exchange risk resulting from the exposure to different currencies, mainly NIS and EURO. Foreign exchange risks arise from recognized assets and liabilities denominated in a foreign currency other than the functional currency.

	December 31,
	2017	2018	2019

Sensitivity test to changes in NIS and EURO exchange rates
Gain (loss) from change:
5% increase in exchange rate	$346	$31	$285
5% decrease in exchange rate	$(346)	$31	$(285)

Sensitivity tests and principal work assumptions:

The selected changes in the relevant risk variables were determined based on management's estimate as to reasonable possible changes in these risk variables.

The Company has performed sensitivity tests of principal market risk factors that may affect its reported operating results or financial position.

The sensitivity tests present the profit or loss for the relevant risk variables chosen as of each reporting date.

NOTE 15:-	SEVERANCE PAY LIABILTY, NET

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

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 15:-	SEVERANCE PAY LIABILTY, NET (Cont.)

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

NOTE 16:-	CONTINGENT LIABILITIES AND COMMITMENTS

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

In consideration for this exclusive license, the Company paid an aggregate amount of $ 950 following the achievement of certain development milestones as set forth in the agreement. In addition, the Company undertook to pay royalties of 1.5% to 2.5% from future Revenues from sales of products which are based on this patent for a period ranging between 10 to 15 years from the first commercial delivery in a major country, and thereafter the Company will have a fully paid-up royalty-free license for these patents. In addition, royalties will be paid at the rate of 10% - 20% from sub-licensing of such patents. Moreover, the Company agreed to pay a one-time lump-sum amount of $ 1,500 when the aggregate Revenues based on these patents reach $ 100,000. The amount of royalty payments for the years, 2017 and 2018  and 2019 amounted to $ 48, $ 72 and $ 732, respectively.

b.
Under the Research and Development Law, (the "R&D Law") the Company undertook to pay royalties of 3%  on the Revenues derived from sales of products or services developed in whole or in part using IIA grants. The maximum aggregate royalties paid generally cannot exceed 100% of the grants received by the Company, plus annual interest generally equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. The royalty amount payable by the Company as of  December 31, 2019 is approximately $ 13,570, which represents the total amount of grants actually received by the Company from the IIA including accrued interest, net of royalties actually paid or accrued by the Company (see also Note 13).

c.
Beginning in 2007, the Company entered into a number of agreements with Teva Pharmaceutical Industries Limited (“Teva”) related to collaboration in the development, manufacturing and commercialization of solutions for the burn and chronic wound care markets. In consideration for these agreements, Teva made investments in the Company's ordinary shares and agreed to fund certain research and development expenses and manufacturing costs and perform all marketing activities for both NexoBrid, under the 2007 Teva Agreement, and the PolyHeal Product, under the 2010 PolyHeal Agreements (see also Note 21a). As of December 31, 2012, all of these agreements were terminated.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 16:-	CONTINGENT LIABILITIES ( Cont.)

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

The total amortized cost of the future royalty obligation to Teva were initially accounted at their estimated fair value at the exercise date on September 2, 2013, using a discounted cash flow model based on sales projections. The subsequent changes in this liability were recorded in profit or loss within financial income of financial expenses. Accordingly, the liability was remeasured to $ 14,381 and $ 14,460 as of December 31, 2017 and 2018, respectively, as a result of revaluation in the amount of $ 351 and $ 758, in 2017 and 2018, respectivaly, which was recorded within financial expenses.

On March 24, 2019, the Company entered into a settlement agreement and mutual general release with Teva (the “Teva Settlement Agreement”), which settles any and all debts, obligations or liabilities that each party or any of its controlled affiliates had or has to the other party or any of its controlled affiliates under, in connection with or arising out of these agreements.

Pursuant to a Settlement Agreement, Teva paid the Company $4,000 in cash, and agreed to reduce the contingent consideration that is payable to Teva pursuant to the Company's repurchase of its shares from Teva in 2013. As a result, the Company is now obligated to pay Teva annual payments at a reduced rate of 15% of its recognized Revenues from the sale or license of NexoBrid after January 1, 2019, up to a reduced aggregate amount of $10,200. As a result of Teva Settlement Agreement, a one-time net income from settlement agreement of $7,537 was recorded as other income and a one-time income of $4,608 was recorded within the profit from discontinued operation in the fourth quarter and the year ending December 31, 2018. In addition, the fair value of the revised future royalty obligation to Teva (contingent consideration for purchase of shares) was remeasured to $6,330 and $4,853 as of December 31, 2018 and 2019, respectivally,  using a discounted cash flow model based on sales projections.

In addition, the Company also agreed to indemnify, defend and hold harmless Teva and its directors, officers, agents and employees from and against claims relating to a certain milestone related to PolyHeal under an agreement associated with the Collaboration Agreements, up to an amount of $10,200, if a notice of such claim has been received by the Company prior to December 31, 2023.

NOTE 17:-	MATERIAL AGREEMENTS

a.
The Company has awarded a contract with BARDA which was modified in July 2017 and again in May 2019, providing supplemental funds and support. The amended contract valued up to $153 million. The contract is for the advancement of the development and manufacturing, as well as the procurement of NexoBrid as a medical countermeasure as part of BARDA preparedness for mass casualty events. The modified contract includes $77 million of funding to support development activities to complete the FDA approval process for NexoBrid for use in thermal burn injuries, as well as procurement of NexoBrid.

On January 2020, BARDA initiated the procurement of NexoBrid for emergency stockpile as part of the HHS mission to build national preparedness for public health medical emergencies. The initial BARDA order is valued at $16,500, with the first delivery of NexoBrid expected during 2020 and additional deliveries occurring over the subsequent five quarters. The First BARDA Contract also includes options for BARDA (i) to further fund $10 million in development activities for other potential NexoBrid indications, and (ii) to further fund $50,000 for additional procurement of NexoBrid.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 17:-	MATERIAL AGREEMENTS (Cont.)

In September 2018, the Company has awarded additional contract with BARDA to develop NexoBrid for the treatment of Sulfur Mustard injuries as a medical countermeasure as part of BARDA preparedness for mass casualty events.

The contract provides approximately $ 12,000 of funding to support research and development activities up to pivotal studies in animals under the FDA Animal Rule. The contract also contains options for additional funding of up to approximately  $31,000 for additional development activities, animal pivotal studies, and the FDA Biologics License Application (BLA) submission for approval of NexoBrid for the treatment of Sulfur Mustard injuries.

                    The total potential value of funding commitments from BARDA under the two contracts is currently $196,000, in the aggregate.

As of December 31, 2019, the Company has recorded $42,958 in funding, in the aggregate, from BARDA under the two contracts. The participation by BARDA comprises $31,955 which was classified as reimbursement of research and development expenses. Starting in May 2019, following entrance into the Vericel license and supply agreements, participation by BARDA in the amount of $10,678 was classified as Revenues from development services. In addition, clinical supply in the amount of $325 was recorded as Revenues from sales of products.

b.        On May 6, 2019, the Company entered into exclusive license and supply agreements with   Vericel to commercialize NexoBrid in North America (the “Collaboration Agreements”).

Pursuant to the Collaboration Agreements, Vericel will obtain the authority over and control of the development, regulatory approval and commercialization of licensed products in the North America territory. MediWound will be responsible for the development of the product through BLA approval, supported and funded by BARDA, as well as the manufacture and supply of NexoBrid. In addition, MediWound retains the commercial rights to NexoBrid in non-North American territory.

Under the terms of the license agreement, Vericel has made an upfront payment to MediWound of $17,500 and agreed to make an additional $7,500 payment contingent upon BLA approval and up to $125,000 in payments contingent upon meeting certain annual sales milestones. Vericel has also agreed to pay MediWound tiered royalties on net sales ranging from high single-digit to teen-digit percentages, a split of gross profit on committed BARDA procurement orders and a teen-digits royalty on any additional future BARDA purchases of NexoBrid. Under the terms of the supply agreement, Vericel will procure NexoBrid from MediWound at a transfer price of cost plus a fixed margin percentage.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

The Collaboration Agreements have multiple performance obligations, due to the contract covering multiple phases of the product lifecycle. Under the Vericel licnese and supply agreements, the Company identified three distinct performance obligations: (i) license rights (ii) development services for BLA approval and (iii) manufacturing and supply of NexoBrid.

The Company allocated the Collaboration Agreements transaction price to each performance obligation using the best estimate of the standalone selling price of each distinct good or service in the contract.

The Company determined the license to the Intellectual Property ("IP") to be a right to use the IP, which has significant standalone functionality. Since Vericel has sublicensing rights, effective control over the development strategy in the Territoty and also entitled to generate Revenues from BARDA procurement prior to BLA approval, the license is a distinct performance obligation and as such Revenues are recognized at the point in time that control of the license is transferred to the customer. Since the manufacturing and development services are at market value, then the upfront payment was fully attributed to the license performance obligation. Consequently, during the second quarter the Company has recognized Revenues in the amount of $17,500.

Future milestone payments are considered variable consideration and are subject to the variable consideration constraint (i.e. will be recognized once concluded that it is “probable” that a significant reversal of the cumulative Revenues recognized under the contract will not occur in future periods when the uncertainty related to the variable considerations are resolved). Therefore, as the milestone payments are not probable, Revenues were not recognized in respect to such milestone payments.

Sales related royalties to be received in exchange for license are recognized at the later of when (i) the subsequent sale occurs or (ii) the performance obligation to which some or all of the sales royalty has been allocated is satisfied (in whole or in part). As royalties are payable based on future commercial sales, as defined in the agreement, which did not occur as of the financial statements date, the Company did not recognize any Revenues from royalties.

Revenues from the sale of products to Vericel will be recognized when all the significant risks and rewards of ownership of the products have passed to the buyer and the seller no longer retains continuing managerial involvement. The delivery date of the products is usually the date of which ownership passes.

Under the Vericel license agreement, in which Vericel has consumed effective control over the BARDA contracts. As a result, participation from BARDA for funding research and development projects are now classified as Revenues from development services.
In Addition,  the Revenues drerived by procurement from BARDA will be recognized on their net amount.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 18:-	EQUITY

a.	Share capital

	Year ended December 31,
	2018	2019

Authorized number of shares	37,244,508	50,000,000

Issued and outstanding number of shares	27,178,839	27,202,795

b.	Rights attached to shares:

c.
An ordinary share confers upon its holder(s) a right to vote at the general meeting, a right   to participate in distribution of dividends, and a right to participate in the distribution of surplus assets upon liquidation of the Company.

d.	In March 2014, the Company completed its IPO, and its securities are listed for trading on NASDAQ.

e.	In September 21, 2017, the Company completed a follow-on public offering.

f.	Movement in share capital:

•	During the year, the authorized number of shares was increased by 12,755,492 shares.
•	On December 31, 2019, the company issued additional 23,956 ordinary shares upon vesting of outstanding RSU’s.

NOTE 19:-	SHARE‑BASED COMPENSATION

a.	Expense recognized in the financial statements:

The expenses that was recognized for services received from employees and directors is as follows:

	Year ended December 31,
	2017	2018	2019
Cost of Revenues	188	71	226
Research and development	488	181	375
Selling and marketing	204	63	40
General and administrative	483	330	593

Total share-based compensation	1,363	645	1,234

b.	Share-based payment plan for employees and directors:

The Company has reserved for issuance stock options and restricted stock units ("RSUs") for total of 2,442,976 ordinary shares. As of December 31, 2019, 1,035,944 ordinary shares of the Company were still available for future grant. Any options or RSUs, which are forfeited or not exercised before expiration, become available for future grants.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 19:-	SHARE‑BASED COMPENSATION (Cont.)

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

	2017		2018		2019
	Number of options	Weighted Average Exercise price	Number of options	Weighted Average Exercise price	Number of options	Weighted Average Exercise price

Outstanding Options at beginning of year	2,181,075	9.62	1,934,735	10.02	2,313,249	9.31
Option's Granted	40,000	6.72	665,000	5.12	95,000	4.45
Option's Exercised	(79,624)	0.09	(208,332)	2.63	-	-
Option's Forfeited and/or expired	(206,716)	8.93	(78,154)	9.06	(73,817)	5.17

Outstanding options and at end of year	1,934,735	10.02	2,313,249	9.31	2,334,432	9.18

Option's Exercisable at end of year	1,562,235	10.25	1,475,451	11.23	1,753,803	4.76

The following table summarizes information about share options outstanding as of December 31, 2019:

	Options and outstanding as of December 31, 2019
Range of exercise prices ($ )	Number of options	Weighted Average Remaining contractual life	Weighted average exercise price

3.84 - 5.15	720,500	8.58	5.03
6.72 ‑ 9.82	795,032	4.86	9.05
12.89 ‑ 13.76	818,900	3.92	12.94
Total	2,334,432	5.68	9.18

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 19:-	SHARE‑BASED COMPENSATION (Cont.)

The following table summarizes information about RSU's outstanding as of December 31, 2019:

	RSU's 2018	RSU's 2019

Outstanding at beginning of year	-	95,833
Granted	95,833	36,667
Forfeited	-	-
Vested	-	(23,956)

Outstanding at the end of the period	95,833	108,544

The fair value of the options and RSU's granted to employees and directors at the grant date for the years ends December 31, 2017, 2018 and 2019 was $172 ,$1,824 and $441 respectively.

1.
On June 22, 2017, the Company's Board of Directors approved the grant of 40,000 options to purchase ordinary shares under the Plan, for an exercise price of $ 6.72 per share to certain new Board members of the Company. The fair value of the options granted, as of the grant date, was estimated at approximately $172.

2.
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

3.	On June 27, 2018, a total of 208,332 options which were previously granted to the Company's former CEO were exercised into 131,102 ordinary shares using cashless exercise mechanism.

4.
On December 31, 2018, the Company's Board of Directors approved the grant of 625,000 options to purchase ordinary shares, for an exercise price of $ 5.15 per share, and the grant of 95,833 RSU's to its employees. The fair value of the options and RSU's granted, as of the grant date, was estimated at approximately $1,261 and $389, respectivaly.

5.
On March 24, 2019, the Company granted to its incoming CEO and chairman of the board 60,000 options (40,000 and 20,000 respectively) to purchase ordinary shares, for an exercise price of $ 4.92 per share, and 30,000 RSU's (20,000 and 10,000 respectively), under the "2014 Share Incentive Plan". The options are exercisable in accordance with the terms of the plan and will vest over three-four years. The fair value of the options and RSU's granted, as of the grant date, was estimated at approximately $164 and $158, respectively.

On May 2, 2019, the general meeting of the Company approved the abovementioned grants.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 19:-	SHARE‑BASED COMPENSATION (Cont.)

6.
On June 6, 2019, the Company granted to its incoming CFO 40,000 options to purchase ordinary shares, for an exercise price of $ 3.84 per share, and 6,667 RSU's, under the "2014 Share Incentive Plan". The options are exercisable in accordance with the terms of the plan and will vest over four years. The fair value of the options and RSU's granted, as of the grant date, was estimated at approximately $93 and $26, respectively.

d.
The fair value of the Company's share options granted to employees and directors for the years ended December 31, 2017, 2018 and 2019 was estimated using the binomial option pricing models using the following assumptions:

	December 31,
	2017	2018	2019

Dividend yield (%)	0	0	0
Expected volatility of the share prices (%)	63	44-54	41-53
Risk‑free interest rate (%)	1.22-2.15	1.63-2.69	1.85-2.45
Early exercise factor (%)	150	100-150	150
Weighted average share prices (Dollar)	7.80	4.07	4.83

NOTE 20:-	TAXES ON INCOME

a.	The Company operates in two main tax jurisdictions: Israel and Germany. As such, the Company is subject to the applicable tax rates in the jurisdictions in which it conducts its business.

b.	Corporate tax rates in Israel:

•	The Israeli corporate income tax rate was 23% in 2019 and 2018 and 24% in 2017.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2017 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

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

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 20:-	TAXES ON INCOME (Cont.)

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

c.	The principal tax rates applicable to the subsidiary whose place of incorporation is outside Israel are:

    The statutory corporate tax rate in Germany was 29.79% in 2019, 2018 and 30.53% in  2017.

d.	Final tax assessments:

The Company has finalized its tax assessments through the 2013 tax year.

The Company's subsidiary has not received a final tax assessment since its incorporation.

e.	Net operating carryforward losses for tax purposes and other temporary differences:

As of December 31, 2019, the Company had carryforward losses and other temporary differences mainly from R&D expenses together amounting to approximately $119,000.

f.	Deferred taxes:

The Company did not recognize deferred tax assets for carryforward losses and other temporary differences because their utilization in the foreseeable future is not probable.

g.	Current taxes on income:

The Company did not record any current taxes for the years ended December 31, 2017, 2018 and 2019 as a result of its carryforward losses.

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

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 21:-	DISCONTINUED OPERATION

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

c.
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

e.
During December 2017, the Company paid the Plaintiffs approximately $1,497 in consideration for PolyHeal's shares and recorded a full provision of $6,003 which represents the purchase price for the residual number of shares that the 2010 PolyHeal Agreements contemplate would be acquired by the Company from the shareholders of PolyHeal (the “Provision”).

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 21:-	DISCONTINUED OPERATION (Cont.)

f.
On March 24, 2019, the Company entered into a settlement agreement and mutual general release with the Plaintiffs (the "Polyheal Settlement Agreement"), which settles any and all debts, obligations or liabilities that the Plaintiffs and MediWound had, has or may have to the other party in connection with the agreements among MediWound, Teva, PolyHeal, the Plaintiffs and other shareholders of PolyHeal. Pursuant to the terms of Polyheal Settlement Agreement, the Plaintiffs repaid to MediWound a portion of the amount that was ruled in their favor under the Tel Aviv District Court Ruling, and it resulted in the acceptance of the Company’s appeal that was filed on December, 2017, and the cancellation of the 2017 Ruling that was issued by the District Court against MediWound.

g.
In September 2019, the Company entered a series of settlement agreements (the "New PolyHeal Settlement Agreements") with the majority of shareholders of Polyheal, including Clal Biotechnology Industries Ltd., its controlling shareholder.  The New PolyHeal Settlement Agreements settle any and all debts, obligations or liabilities that each party or any of its affiliates had or has to the other party or any of its affiliates, in connection with or arising out of the series of 2010 PolyHeal Agreements.

h.
Pursuant to the terms of New PolyHeal Settlement Agreements, the company paid an aggregate amount of approximately $2,800 and received 14,473 shares of PolyHeal, which was classified as royalty rights arising from the Company’s ownership of shares of Polyheal.

As a result of the New PolyHeal Settlement Agreements, the Company recognized one-time profit from discontinued operation of $2,889, following the decrease of the provision which was offset by an impairment of the royalty rights and settlement fees. As of December 31, 2019, the provision for liability in respect of discontinued operation, which was classifief as short term other payables, was $275.

NOTE 22:-	SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF COMPREHENSIVE PROFIT OR LOST

a.         Additional information on Revenues:

Major customers:

BARDA and Vericel contributed 34% and 55% of our total Revenues, respectively, in 2019 (see also Note 17). No other customer contributed 10% or more of our Revenues in 2019.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 22:-	SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF COMPREHENSIVE PROFIT OR LOST (Cont.)

Geographic information:

The Revenues reported in the financial statements are based on the location of the customers, as follows:

	Year ended December 31,
	2017	2018	2019

USA (see also Note 17a, 17b)	-	-	28,504
Others	2,496	3,401	3,285

	2,496	3,401	31,789

b.	Cost of Revenues::

1.	Cost of Revenues from sale of products

	Year ended December 31,
	2017	2018	2019

Salary and benefits (including share-based compensation)	2,073	2,212	1,916
Subcontractors	121	72	89
Depreciation and amortization	457	474	512
Cost of materials	535	468	456
Other manufacturing expenses	989	783	657
Decrease (increase) in inventory of finished products	(999)	299	344
Allotment of manufacturing costs to R&D	(1,598)	(2,220)	(1,621)

	1,578	2,088	2,353

2.	Cost of Revenues from development services

	Year ended December 31,
	2017	2018	2019

Salary and benefits	-	-	1,404
Subcontractors	-	-	7,412

	-	-	8,816

3.	Cost of Revenues from license agreements

	Year ended December 31,
	2017	2018	2019

Royalties payments	-	-	680

	-	-	680

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 22:-	SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF COMPREHENSIVE PROFIT OR LOST (Cont.)

c.	Research and development expenses, net of participations:

	Year ended December 31,
	2017	2018	2019

Salary and benefits (including share-based compensation)	3,840	3,703	2,965
Subcontractors	8,780	11,423	4,694
Depreciation and amortization	42	51	342
Cost of materials	223	309	311
Allotment of manufacturing costs	1,598	2,220	1,621
Other research and development expenses	142	209	137

Research and development, gross	14,625	17,915	10,070

Participations:
BARDA funds	(8,565)	(13,238)	(3,785)
Revaluation of liabilities in respect of IIA grants	(598)	(605)	(1,316)

	5,462	4,072	4,969

d.	Selling and marketing expenses:

	Year ended December 31,
	2017	2018	2019

Salary and benefits (including share based compensation)	3,062	2,343	2,028
Marketing and medical support	1,628	1,055	1,298
Depreciation and amortization	12	9	49
Shipping and delivery	236	192	200
Registration and marketing license fees	424	589	489

	5,362	4,188	4,064

e.	General and administrative expenses:

	Year ended December 31,
	2017	2018	2019

Salary and benefits (including share‑based compensation)	2,032	2,035	2,621
Professional fees	1,224	1,361	1,628
Depreciation and amortization	56	43	247
Other	469	360	746

	3,781	3,799	5,242

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 22:-	SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF COMPREHENSIVE PROFIT OR LOST (Cont.)

f.	Other expenses: The other one-time expenses amounted $751 and $1,172 for the years ended December 31, 2018 and 2019 respectivally, are associated with the review and assessment of the strategic deal.

g.	Financial income and expense:

	Year ended December 31,
	2017	2018	2019
Financial income:
Interest income	349	412	434
Exchange differences, net	57	-	122

	406	412	556
Financial expense:
Interest in respect of IIA grants	827	892	925
Revaluation of liabilities in respect of IFRS16	-	-	140
Revaluation of contingent consideration for the purchase of shares	351	758	1,690
Exchange differences, net	-	219	-
Finance expenses in respect of deferred Revenues	-	164	161
Other	74	84	67

	1,252	2,117	2,983

NOTE 23:-	NET PROFIT (LOSS) PER SHARE

a.	Details of the number of shares and loss used in the computation of loss per share from continuing operations:

	Year ended December 31,
	2017		2018		2019
	Weighted average number of shares	Loss	Weighted average number of shares	Loss	Weighted average number of shares	Profit

Basic and diluted profit (loss)	23,341,040	(14,533)	27,113,617	(5,665)	27,178,839	2,066

b.	Details of the number of shares and profit (loss) used in the computation of profit or (loss) per share from discontinued operation:

	Year ended December 31,
	2017		2018		2019
	Weighted average number of shares	Loss	Weighted average number of shares	Loss	Weighted average number of shares	Profit

Basic and diluted profit (loss)	23,341,040	(7,616)	27,113,617	4,608	27,178,839	2,889

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 23:-	NET PROFIT (LOSS) PER SHARE (Cont.)

c.	Net profit (loss) per share from continuing and discontinued operations:

	Year ended December 31,
	2017	2018	2019
Basic and Diluted loss per share:
Profit (loss) from from continuing operations	(0.62)	(0.21)	0.08

Profit (loss) from discontinued operation	(0.33)	0.17	0.10

Profit (loss) per share	(0.95)	(0.04)	0.18

NOTE 24:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES AND KEY OFFICERS

a.	Related parties consist of:
•	Clal Biotechnologies Industries Ltd.- Parent Company.
•	Directors of the Company.
•	CureTech Ltd.-Sister Company.

b.	Balances of related parties:
	Other	Other
	Payables	Recievable
Parent Company (1):

As of December 31, 2018	186	-
As of December 31, 2019	119	-

Other related parties:

As of December 31, 2018	41	58
As of December 31, 2019	95	-

c.	Transactions with related parties:

	Professional Fee (1)	Rent expenses and other
Parent company:
2017	35	817
2018	44	292
2019	52	415

Other related parties:
2017	225	-
2018	162	(246)
2019	249	(59)

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 24:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES AND KEY OFFICERS

(1)
Professional fees do not include short-term employee benefits and share-based compensation to one of the Company's shareholders, who is a key officer, in the amounts of $691, $537 and $450 for the years 2017, 2018 and 2019, respectively, as well as payment for the purchasing of a patent in amount of $30 and $12 for the years 2017 and 2018, respectively.

d.	Compensation of officers of the Company:

The following amounts disclosed in the table are recognized as an expense during the reporting period related to officers:

	Year ended December 31,
	2017	2018	2019

Short-term employee benefits (*)	2,324	2,304	2,533
Share-based compensation	731	276	565

	3,055	2,580	3,098

Number of officers	6	6	7

(*) The amount for 2019 includes one-time payments for previous-CEO on the amount of $196.

In December 2007, the Company's board of directors approved one‑time bonus payments to the Chief Medical Officer in the amounts of $ 120, to be paid upon achieving marketing approval in the United States.