Form 20-F
period 2020-12-31
MediWound Ltd.
filed 2021-02-25
CIK 1593984

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 Date of event requiring this shell company report____________________

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2020, the registrant had 27,236,752 ordinary shares, par value NIS 0.01 per share, outstanding.

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

Yes ☒             No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒             No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated file, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” and “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging Growth Company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

Yes ☐             No ☒

MEDIWOUND LTD.

FORM 20-F ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

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
ii

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Development, Clinical Testing and Regulatory Approval

Product development is a lengthy and expensive process, with an uncertain outcome.

We intend to develop and commercialize pipeline product candidates based on our patented enzymatic technology platform for marketing authorization of NexoBrid and EscharEx in the U.S. and other indications. However, before obtaining regulatory approval for the sale of our pipeline product candidates in any jurisdiction, we must conduct, at our own expense, clinical studies to demonstrate that the products are safe and effective.

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

A number of events could delay or prevent our ability to complete necessary clinical trials for our pipeline product candidates, including:

•	regulators may not authorize us to conduct a clinical trial within a country or at a prospective trial site or may require us to change the design of a study;

•	delays may occur in reaching agreement on acceptable clinical trial terms with regulatory authorities or prospective sites, or obtaining institutional review board approval;

•	our preclinical tests or clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional trials or to abandon strategic projects;

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

•	delays may occur in obtaining our clinical materials; and

•
epidemics or pandemics, such as the COVID-19 pandemic that can affect the overall healthcare infrastructure, including the ability to recruit patients, the ability to conduct studies at medical sites and the pace with which governmental agencies, such as the FDA, will review and approve regulatory submissions. Additional government-imposed quarantines and requirements to “shelter at home” or other incremental mitigation efforts also may impact our ability to source supplies for our operations or our ability or capacity to manufacture, sell and support the use of NexoBrid, EscharEx and other candidate products in the future.

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

In the short term, we have been relying, for a significant portion of our revenues from sales of products, on sales of NexoBrid in Europe and in other international markets for the treatment of severe burns and procurement of NexoBrid by the U.S. Biomedical Advanced Research and Development Authority (BARDA) for emergency stockpile as part of the U.S. Department of Health and Human Services’ (HHS) mission to build national preparedness for public health medical emergencies.  However, our continued growth depends, in large part, on our ability to develop and obtain marketing authorization for NexoBrid for treatment of severe burns in additional markets, especially in the United States (from the U.S. Food and Drug Administration (FDA)). We expect that marketing approval from the FDA, if granted, would enable us to receive additional payments, including milestone payments, transfer price payments and royalties, from Vericel Corporation ("Vericel"), our U.S. commercial partner, who is responsible for commercializing NexoBrid in the North America. In January 2019, we announced top-line results from the U.S. Phase 3 pivotal study to support a Biologics License Application (“BLA”) submission to the FDA, according to which the study has met its primary and all secondary endpoints. In September 2020, the FDA accepted for review our BLA, which was based on the above-available acute data, including primary, secondary and safety endpoints, as well as 12-month safety follow-up data.  The 24-month long-term safety follow-up data from the Phase 3 pivotal study will be submitted as a safety update as part of a post-approval commitment, if our BLA is approved. The FDA assigned a Prescription Drug User Fee Act (“PDUFA”) goal date of June 29, 2021.  We cannot predict how long the FDA may take to review and approve NexoBrid following our BLA submission, or whether any such approval in the United States will ultimately be granted by the PDUFA goal date, or at all. For example, the FDA has requested additional information as a part of its review of the BLA for NexoBrid. However, there is no guarantee that FDA will consider our responses to be sufficient or timely to enable FDA approval by the PDUFA goal date, particularly in light of delays in the FDA’s review caused or exacerbated by the COVID-19 pandemic, including delays in conducting required inspections of our manufacturing facilities. Similarly, we cannot predict how long regulatory authorities outside of the United States and Europe may take to provide NexoBrid with marketing authorization in their jurisdictions or whether such authorizations will be granted at all. A number of companies in the pharmaceutical and biotechnology industry have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier clinical trials. See “—Product development is a lengthy and expensive process, with an uncertain outcome” and “—Development and commercialization of NexoBrid and EscharEx in the United States and our pipeline product candidates worldwide requires successful completion of the regulatory approval process, and may suffer delays or fail.” The failure to receive such marketing authorization, especially in the United States, would have a material adverse impact on our business prospects.

Development and commercialization of NexoBrid and EscharEx in the United States and our pipeline product candidates worldwide requires successful completion of the regulatory approval process, and may suffer delays or fail.

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

We cannot predict how long the applicable regulatory authority or agency will take to grant marketing authorization or whether any such authorizations will ultimately be granted. Regulatory agencies, including the FDA and the European Medicines Agency (the “EMA”), have substantial discretion in the approval process, and the approval process and the requirements governing clinical trials vary from country to country. The policies of the FDA, the EMA or other regulatory authorities may change or may not be explicit, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of NexoBrid, EscharEx or our pipeline product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability. We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. For example, the results of the U.S. presidential election may impact our business and industry. Namely, the previous administration took several executive actions, including the issuance of a number of executive orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine regulatory and oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. It is difficult to predict whether or how these requirements will be implemented, or whether they will be rescinded or replaced under the Biden administration. The policies and priorities of the Biden administration are unknown and could materially impact the regulatory framework governing our product candidates. If these executive actions impose constraints on the FDA’s ability to engage in oversight and implementation activities in the normal course, or if we slow are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are unable to maintain regulatory compliance, we may be subject to enforcement action and our business may be negatively impacted.

In addition, any regulatory approval that we will receive may also contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product candidate. For example, as part of the EMA regulatory approval process, we agreed to provide further data from a post-marketing Phase 3 clinical trial of NexoBrid. We believe that our U.S. Phase 3 study will also serve to address this post-marketing commitment to EMA. If EMA is not satisfied with the study results, we will need to perform another costly study to provide such data. Once a product is approved, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submission of safety and other post-marketing information and reports, registration and continued compliance with cGMP and GCP for any clinical trials that we conduct post-approval. Although our manufacturing facility is cGMP-certified, we may face difficulties in obtaining regulatory approval for the manufacturing and quality control process of our pipeline product candidates.

Any delays or failures in obtaining regulatory and marketing approval for NexoBrid in the United States, or for our pipeline product candidates worldwide, would adversely affect our business, prospects, financial condition and results of operations.

Changes in funding or disruptions at FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect FDA’s ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at FDA and other agencies may also slow the time necessary for new medical devices or modifications to cleared or approved medical devices to be reviewed and/or approved by necessary government agencies, which would adversely affect our business.  For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as FDA, have had to furlough critical FDA employees and stop critical activities.

Separately, in response to the COVID-19 pandemic, on March 10, 2020 FDA announced its intention to postpone most inspections of foreign manufacturing facilities, and on March 18, 2020, FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities. Subsequently, on July 10, 2020 FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. FDA intends to use this risk-based assessment system to identify the categories of regulatory activity that can occur within a given geographic area, ranging from mission critical inspections to resumption of all regulatory activities.  Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

NexoBrid, EscharEx, our current pipeline product candidates or future product candidates may cause unanticipated and undesirable side effects or have other properties, which are currently unknown to us.

NexoBrid, EscharEx and all of our current pipeline product candidates rely on our patented enzymatic platform technology, although their specific formulations or mode of applications may vary. Like most pharmaceutical products, our approval labels for NexoBrid in Europe, Israel, Argentina, South Korea, Russia and Peru list certain side effects. If we or others identify previously unknown problems with NexoBrid, EscharEx or their underlying proteolytic enzymes, including adverse events of unanticipated severity or frequency, problems with our manufacturers or manufacturing processes, or failure to comply with regulatory requirements, the following consequences, among others, may result, including, without limitation:

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

Regulatory approval for NexoBrid, EscharEx and other pipeline product candidates is and may be limited to specific indications and conditions for which clinical safety and efficacy have been demonstrated, and the prescription off-label uses could adversely affect our business.

The marketing approval for NexoBrid in the European Union, Israel, Argentina, South Korea, Russia and Peru is limited to the treatment of deep partial- and full-thickness burns in adults. In addition, any additional regulatory approval of NexoBrid for severe burns and any regulatory approval we may receive for any of our pipeline product candidates in the future, would be limited to those specific indications for which such pipeline product candidate had been deemed safe and effective by the EMA, the FDA or another regulatory authority and, like the EMA marketing approval for NexoBrid, would be subject to a renewal examination five years after the marketing approval was extended for an additional five years during 2017. Additionally, labeling restrictions in EU limit the manner in which a product may be used. For example, NexoBrid’s label provides that it may only be used in specialized burns centers or by burn specialists and that it is not to be applied to more than 15% of the patient’s total body surface area. If physicians prescribe the medication for unapproved, or “off-label,” uses or in a manner that is inconsistent with the manufacturer’s labeling, it could produce results such as reduced efficacy or other adverse effects, and the reputation of our products in the marketplace may suffer. In addition, should any of our future products have a significant price difference and if they are used interchangeably, off-label uses may cause a decline in our revenues or potential revenues. Furthermore, while physicians may choose to prescribe treatments for uses that are not described in the product’s labeling and for uses that differ from those approved by regulatory authorities, we cannot promote the products for any indications other than those that are specifically approved by the EMA, the FDA or other regulatory authorities. Regulatory authorities restrict communications by companies on the subject of off-label use. If our promotional activities fail to comply with these regulations or guidelines, we may be subject to enforcement actions by those authorities. In the United States, “off-label promotion” by pharmaceutical companies has resulted in significant litigation under the Federal False Claims Act, violations of which may result in substantial civil penalties and fines as well as exclusion from government health care programs. More generally, failure to follow the rules and guidelines of regulatory agencies relating to promotion and advertising, such as that promotional materials not be false or misleading, can result in refusal to approve a product, the suspension or withdrawal of an approved product from the market, product recalls, fines, disgorgement of money, operating restrictions, injunctions or criminal prosecution.

Although we have received orphan drug designation for NexoBrid in the United States and the European Union and other countries, we may be unable to maintain the benefits associated with such designations, including the potential for market exclusivity.

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

Although NexoBrid has been designated an orphan drug in the United States, European Union and South Korea, Japan, UK and Switzerland, there is no guarantee that we will obtain approval or orphan drug exclusivity in the United States or other jurisdictions, or maintain such exclusivity in Europe. Generally, if a drug with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug is entitled to a period of marketing exclusivity, which precludes the EMA or the FDA from approving another marketing application for the same drug and indication for that time period, except in limited circumstances. The applicable period is seven years in the United States and ten years in Europe. While the marketing exclusivity of an orphan drug prevents other sponsors from obtaining approval of a similar medicinal product for the same indication (unless the sponsor demonstrates clinical superiority or a market shortage occurs), it would not prevent other sponsors from obtaining approval of the same compound for other indications, or obtaining approval of a different compound for the same indications as the orphan product. In addition, the FDA or the EMA may revisit any orphan drug designation and retains the ability to withdraw the designation at any time.

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

To obtain FDA approval for our product candidates, we may obtain clinical data from trials in healthy human subjects that demonstrate adequate safety, and efficacy data from adequate and well-controlled animal studies under regulations issued by the FDA in 2002, often referred to as the “Animal Rule.”  Among other requirements, the animal studies must establish that the drug or biological product is reasonably likely to produce clinical benefits in humans. If we use this approach we may not be able to sufficiently demonstrate this correlation to the satisfaction of the FDA, as these corollaries are difficult to establish and are often unclear.  Because the FDA must agree that data derived from animal studies may be extrapolated to establish safety and effectiveness in humans, seeking approval under the Animal Rule may add significant time, complexity and uncertainty to the testing and approval process. The FDA may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies, refuse to approve our product candidates, or place restrictions on our ability to commercialize the products.  In addition, products approved under the Animal Rule are subject to additional requirements, including post-marketing study requirements, restrictions imposed on marketing or distribution, or requirements to provide information to patients. Further, regulatory authorities in other countries may not have established an “Animal Rule” equivalent, and, consequently, there can be no assurance that we will be able to make a submission for marketing approval in foreign countries based on such animal data

Risks Related to the COVID-19 Pandemic

The COVID-19 pandemic could adversely impact our business, financial condition and results of operations.

The ongoing COVID-19 pandemic has spread throughout Israel where our headquarters and plant are located and in other areas where we have business operations. The spread of COVID-19 could have a negative impact on the value of the Company and on the ability of the Company to raise capital (privately or publicly), conduct strategic deals, and continue to conduct clinical trials in medical centers, and could cause us to suspend the recruitment of patients in studies that remain open. In addition, it could negatively affect our manufacturing operations and global supply chain. In response to the outbreak, we have taken various measures to date, including cost containment plan, executing a global remote work policy, reduction of work related travel, including for our field-based employees, reduction of all in-person meetings and interactions with the healthcare community until further notice, leveraging virtual tools and digital communication technologies to continue important interactions with our employees, healthcare professionals, patients and other stakeholders, conducting remote site monitoring, transportation reimbursement and arranging additional shipments of investigational product to sites and we have instituted additional practices, including alternating shifts,  to help ensure the health and safety of our employees who work on critical tasks in our labs and manufacturing facility, as we continue to deliver medicines for patients. In addition, COVID-19 has had an adverse impact on and may continue to adversely impact the expected timelines of our clinical studies and contribute to delays in obtaining regulatory approvals and in receiving governmental funding. For example, from March 2020 through May 2020, we temporarily suspended the initiation of additional clinical sites and new patient enrollment in our U.S. EscharEx phase 2 study for the treatment of venous leg ulcers (“VLUs”), which resulted in slower recruitment rate than planned. In January 2021, due to COVID-19 related enrollment delays and potentially future pandemic related implications on the conduct of our clinical studies, we decided to accelerate this study by adjusting its enrollment target to 120 patients, down from the 174 originally planned. In addition, in many instances across the industry the FDA’s facility inspection schedule has been affected by COVID-19-related travel restrictions, which may have adverse impact on the FDA’s ability to complete its review of the NexoBrid BLA by the PDUFA goal date. Additional government-imposed quarantines and requirements to “shelter at home” or other incremental mitigation efforts also may impact our ability to source our products and products candidates in the future. These existing measures have disrupted, and any future actions may result in further disruption, to our business, and may negatively impact our results of operations and financial position.

 Our customers may also be adversely impacted by the prolonged impacts of the COVID-19 pandemic. As a result of the deterioration in economic conditions, our customers and potential customers may elect to decrease their spending or reconsider orders, which would adversely affect our business, operating results and financial condition.  For example, in light of the significant impact of the COVID-19 pandemic in the U.S. and related expenditures by the U.S. federal government, we may experience delays in deliveries of the procurement orders under our September 2015 agreement with BARDA and such agreement, as well as our other agreements with BARDA, may be suspended or terminated by BARDA. BARDA may terminate the agreements at any time, at its convenience and without any further funding obligations. In addition, there may be limitations of product transportation that can impact our sales to customers.

Our suppliers, including Challenge Bioproducts Corporation Ltd. (“CBC”), may be adversely impacted by the COVID-19 pandemic. As a result, we may face delays or difficulty sourcing components and drug substances for our products and product candidates, which could negatively affect our business and financial results. Even if we are able to find alternate sources for such components and drug substances, they may cost more, which could adversely impact our profitability and financial condition.

As the magnitude of the impact on global markets from COVID-19 is difficult to predict, the extent to which the pandemic may negatively affect our clinical and operational activities, operating results and financial condition is uncertain.

Risks Related to Manufacturing

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

Our ability to continue manufacturing and distributing our products depends on our continued adherence to GMP regulations.

The manufacturing processes for our products are governed by detailed cGMP regulations, both for our marketed products in the EU and product candidates in clinical testing in the U.S., EU and Israel. Failure by our manufacturing and quality operations unit to adhere to established regulations or to meet a specification or procedure set forth in cGMP requirements could require that a product or material be rejected and destroyed. Our adherence to cGMP regulations and the effectiveness of our quality control systems are periodically assessed through inspections of our manufacturing facility by regulatory authorities. Such inspections could result in deficiency citations, which would require us to take action to correct those deficiencies to the satisfaction of the applicable regulatory authorities. If critical deficiencies are noted or if we are unable to prevent recurrences, we may have to recall products or suspend operations until appropriate measures can be implemented. Since cGMP reflects ever-evolving standards, we need to regularly update our manufacturing processes and procedures to comply with cGMP. These changes may cause us to incur additional costs and may adversely impact our profitability. For example, more sensitive testing assays (if and when they become available, or due to the discontinuation of the availability of the disposables currently used in production) may be required, or existing procedures or processes may require revalidation, all of which may be costly and time-consuming and could delay or prevent the manufacturing of NexoBrid or launch of a new product.

We may not be able to expand our production or processing capabilities or satisfy future demand.

We are currently seeking to expand our manufacturing capabilities in order to increase our capacity to manufacture NexoBrid and future product candidates and satisfy near term demand. We cannot guarantee that we will be able to obtain the requisite approvals, including meeting regulatory and quality requirements, or the necessary capital resources for procuring this facility, or if we do, that the facility will satisfy additional growing demand. Conversely, there can be no assurance that even if we obtain a new facility, demand for our products will increase proportionately to the increased production capability. Furthermore, we cannot assure that this or similar projects will be implemented in a timely and cost efficient manner, and that our current production will not be adversely affected by the operational challenges of implementing the expansion project.

We depend on a sole supplier to obtain our intermediate drug substance, bromelain SP, which is necessary for the production of our products.

We currently procure bromelain SP, substance key starting material in the manufacturing of NexoBrid, EscharEx and our pipeline product candidates, from a single supplier, Challenge Bioproducts Corporation Ltd. (“CBC”). CBC’s manufacturing facilities are located in the Republic of China and it uses proprietary methods to manufacture bromelain SP. Our supply agreement with CBC has no fixed expiration date and can be voluntarily terminated by us, with at least six months’ advance written notice, or by CBC, with at least 24 months’ advance written notice. Although we have a contractual right to procure this material from other suppliers, subject to payment of a one-time, non-material licensing fee to CBC, procuring this material from any other source would require time and effort which may interrupt our supply of bromelain SP and may cause an interruption of the supply of NexoBrid, EscharEx and our pipeline product candidates to the marketplace and for future clinical trials or other development purposes. Regulatory authorities could require that we conduct additional studies in support of a new supplier, which could result in significant additional costs or delays. Furthermore, there can be no assurance that we would be able to procure alternative supplies of bromelain SP at all or at comparable quality or competitive prices or upon fair and reasonable contractual terms and conditions. Although we believe that we currently store sufficient inventory of bromelain SP in our warehouse and CBC warehouse to continue full capacity operations for approximately two years, this inventory may prove insufficient, and any interruption or failure to source additional bromelain SP from CBC or other third parties in a timely manner, or at all, would adversely affect our business, prospects, financial condition and results of operations. In addition, if CBC experiences any closures and labor shortages as a result of the COVID-19 pandemic, we may face difficulty sourcing bromelain SP, which could negatively affect our revenues.

Risks Related to Commercialization

Our revenue growth is depending initially on our ability to commercialize NexoBrid.

We are currently marketing a single product, NexoBrid, a concentrate of proteolytic enzymes enriched in bromelain, based on our patented enzymatic platform technology, which has been approved for marketing in all European Union member states as well as European Economic Area member states, U.K., Norway, Iceland Lichtenstein, Israel, Argentina, Russia, South Korea and Peru for the treatment of adults with deep partial- and full-thickness burns, which we refer to as severe burns. We are currently relying, for a significant portion of our revenues from sales of products, on sales of NexoBrid in Europe and in other international markets for the treatment of severe burns and procurement of NexoBrid by BARDA. In November 2017, the European Commission re-granted a five-year renewal of our NexoBrid marketing authorization. We anticipate that, for at least the next several years, our ability to generate revenues and become profitable will depend on the commercial success of NexoBrid in these markets, BARDA’s procurement as well as successful launch in new markets such as U.S. following obtaining marketing approval.

The commercial success of NexoBrid, EscharEx and our pipeline product candidates will depend upon their degree of market acceptance.

NexoBrid, EscharEx and our pipeline product candidates may not gain market acceptance by physicians and their teams, healthcare payors, patients and others in the medical community. Although many physicians in burn centers throughout Europe, the United States and other international markets have used NexoBrid for severe burns as part of our clinical trials or since NexoBrid’s commercial launch in Europe, Israel, Argentina, South Korea and Russia, we cannot guarantee that use of NexoBrid will be accepted in the market. We need to successfully integrate NexoBrid into the overall treatment of burns in burn centers. If NexoBrid, EscharEx and our pipeline product candidates do not achieve an adequate level of acceptance, we may not generate revenue and we may not achieve or sustain profitability. The degree of market acceptance of NexoBrid in Europe, Israel, Argentina, South Korea, Russia and Peru, and in other countries where we receive marketing approval, and of EscharEx and our pipeline product candidates, will depend on a number of factors, some of which are beyond our control, including:

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

Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Affordable Care Act, or ACA, was signed into law and intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms.

Among the provisions of the ACA of importance to our potential product candidates are the following:

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

There remain judicial and congressional challenges to certain aspects of the ACA, as well as efforts by the current U.S. presidential administration to amend or repeal of the ACA. For example, the Tax Cuts and Jobs Act of 2017 includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the Affordable Care Act on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, ruled that the individual mandate is a critical and inseverable feature of the Affordable Care Act, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the Affordable Care Act are invalid as well. The 2020 federal spending package permanently eliminated, effective January 1, 2020, the Affordable Care Act mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. The U.S. Supreme Court is currently reviewing the case, although it is unclear how the Supreme Court will rule. It is also unclear how other efforts to challenge, repeal or replace the ACA will impact the ACA or our business. Congress may consider other legislation to repeal or replace elements of the ACA in the future. We cannot predict what legislation, if any, to repeal or replace the ACA will become law, or what impact any such legislation may have on our product candidate.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. These changes included aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments, will stay in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through March 31, 2021, unless additional Congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other healthcare funding, which could negatively impact the market for NexoBrid and our other product candidates, if approved, and, accordingly, our financial operations.

There has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which have resulted in several Congressional inquiries and proposed bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. The likelihood of implementation of any of these reform initiatives is uncertain, particularly in light of the new incoming Presidential administration. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

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

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products, treatments or procedures that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any product that we may develop. In addition, we face competition from the current standard of care for eschar removal in severe burns, which includes surgery, where eschar removal can occur by tangential excision, dermabrasion or hydro jet, and non-surgical alternatives, such as topical medications applied to the eschar to facilitate the natural healing process. In chronic and other hard-to-heal wounds, we expect to face competition from current standard of care for debridement via sharp debridement or from the current non-surgical standard of care, either enzymatic debridement, primarily Smith & Nephew Plc’s Santyl, a collagenase-based product indicated for debriding chronic dermal ulcers and severely burned areas, or autolytic debridement.

Many of our current or future competitors may have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we may have. Mergers and acquisitions in the pharmaceutical and biotechnology industries or wound care markets may result in even more resources being concentrated among a smaller number of our competitors. For example, Healthpoint Biotherapeutics, which marketed Santyl, was acquired by Smith & Nephew Plc in 2012. Smaller and other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These companies compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs

Risks Related to Our Financial Position and Need for Additional Capital

We are dependent on our contract with BARDA to fund our development activities for NexoBrid in the United States and to procure from us NexoBrid (and to thereby provide us with revenues). If we do not continue to receive funding under this contract, we may need to obtain alternative sources of funding. In addition, if BARDA will suspend or terminate its procurement obligation of NexoBrid it will adversely impact our future revenues.

We have a contract with BARDA, valued at up to $159 million, for the advancement of the development and manufacturing, as well as the procurement, of NexoBrid in the United States (the “First BARDA Contract”). Under the First BARDA Contract, BARDA has agreed to fund $82 million of the development costs of NexoBrid required to obtain marketing approval in the United States and the emergency readiness for NexoBrid deployment.  Under the First BARDA Contract, BARDA began procurement valued at $16.5 million of NexoBrid from us for emergency stockpile as part of the HHS mission to build national preparedness for public health medical emergencies. In August 2020, BARDA accepted the first shipment of NexoBrid.  We expect that additional deliveries will occur through the end of 2021. The First BARDA Contract also includes options for BARDA (i) to further fund $10 million in development activities for other potential NexoBrid indications, and (ii) to further fund $50 million for additional procurement of NexoBrid from us.

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

For the year ended December 31, 2019, we recorded a one-time profit of $5.0 million, following a $17.5 million up-front payment that we received under the exclusive license that we granted to Vericel in May 2019 for the commercialization of NexoBrid in North America. Other than that one-time profit in 2019, we have not been profitable historically and have incurred significant net losses, including a net loss of $9.2 million for the year ended December 31, 2020. As of December 31, 2020, we had an accumulated deficit of $135 million. We expect to incur substantial net losses for the foreseeable future. These losses and negative cash flows have had, and will continue to have, an adverse effect on our shareholder's equity and working capital.

We expect to incur significant expenses and increasing operating losses for the foreseeable future.

We anticipate that our expenses and future capital requirements may increase if and as we:

•
accelerate our clinical development activities, particularly with respect to our clinical development of EscharEx for the debridement of chronic and other hard-to-heal wounds and our clinical trials for our other pipeline product candidates;

•	further scale-up the manufacturing process for NexoBrid;

•	seek regulatory and marketing approvals for NexoBrid and any pipeline product candidate that successfully completes clinical trials;

•	initiate additional preclinical, clinical or other studies for NexoBrid, EscharEx and our pipeline product candidates, and seek to identify and validate new products;

•	commercialize NexoBrid and any pipeline product candidates for which we obtain marketing approval;

•	acquire rights to other product candidates and technologies;

•	change or add suppliers;

•	maintain, expand and protect our intellectual property portfolio;

•	attract and retain skilled personnel; and

•	experience any delays or encounter issues with any of the above.

We may need substantial additional capital in the future, which may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our pipeline product candidates or intellectual property. If additional capital is not available, we may have to delay, reduce or cease operations.

We may seek additional funding in the future, which may consist of equity offerings, collaborations, licensing arrangements or any other means to develop our pipeline product candidates, increase our commercial manufacturing capabilities, operate our sales and marketing capabilities or other general corporate purposes. Under our shelf registration statement on Form F-3, we may offer from time to time up to $125 million in the aggregate of our ordinary shares, warrants and/or debt securities in one or more series or issuances.  In February 2020, we entered into an Open Market Sales Agreement with Jefferies LLC to issue and sell our ordinary shares with gross sales proceeds of up to $15 million, from time to time, through an at the market offering under which Jefferies LLC will act as our sales agent. As of the date hereof, we have not issued or sold any ordinary shares pursuant to the Open Market Sales Agreement.  Our prior registered equity offerings diluted then-existing shareholders, and to the extent that we raise additional capital through, for example, the sale of equity or convertible debt securities under our shelf registration statement, our existing shareholders’ ownership interest will be further diluted, and the terms may include liquidation or other preferences that adversely affect our shareholders’ rights. The incurrence of indebtedness or the issuance of certain equity securities could result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt or to issue additional equity, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, the issuance of additional equity securities by us, or the possibility of such issuance, may cause the market price of our ordinary shares to decline. Securing additional financing may also divert our management’s attention from our day-to-day activities, which may adversely affect our ability to develop and commercialize NexoBrid, EscharEx and our pipeline product candidates.

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

•	any such consequence will have a material adverse effect on our business, operating results and prospects and on our ability to develop our pipeline product candidates.

If we fail to manage our growth effectively, our business could be disrupted.

Our future financial performance and ability to successfully commercialize our products and to compete effectively will depend, in part, on our ability to manage any future growth effectively. We have made and expect to continue to make significant investments to enable our future growth through, among other things, new product development, clinical trials for new indications, expansion of our marketing and sales infrastructure and continues exploring for potential business development opportunities. While we believe that our current manufacturing capacity is sufficient to meet the expected near-term commercial demand for NexoBrid, we are planning to scale-up the current capacity by end of 2022, subject to successful authorities’ cGMP audit, and which we believe will cost approximately $8-10 million. We must also be prepared to expand our work force and train, motivate and manage additional employees as the need for additional personnel arises. Even following expansion, our facilities, personnel, systems, procedures and controls may not be adequate to support our future operations, or we may expand, but then fail to grow our sales of NexoBrid or our pipeline product candidates sufficiently to support such operational growth. Any failure to manage future growth effectively could have a material adverse effect on our business and results of operations.

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

The dollar is our functional and reporting currency. However, a significant portion of our operating expenses are incurred in Israeli shekels and Euros. As a result, we are exposed to the risks that the shekel may appreciate relative to the dollar, or, if the shekel instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the shekel, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the shekel against the dollar. For example, the shekel appreciated relative to the dollar by 7.0% and 7.8% in 2020 and 2019, respectively, while the shekel devalued relative to the dollar by 8.1% in 2018. If the dollar or Euro cost of our operations in Israel increases, our dollar- and Euro-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

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

Risks Related to Healthcare Laws and Other Legal Compliance Matters

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

For example, even common business arrangements, such as discounted terms and volume incentives for customers in a position to recommend or choose drugs and devices for patients, such as physicians and hospitals, can result in substantial legal penalties, including, among other things, exclusion from Medicare and Medicaid programs if not carefully structured to comply with applicable requirements. Also, certain business practices, such as payment of consulting fees to healthcare providers, sponsorship of educational or research grants, charitable donations, interactions with healthcare providers and financial support for continuing medical education programs, must be conducted within narrowly prescribed and controlled limits to avoid any possibility of unlawfully inducing healthcare providers to prescribe or purchase particular products or rewarding past prescribing. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the Anti-Kickback Statute has been violated. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Violations of the federal Anti-Kickback Statute may result in significant civil monetary penalties for each violation, plus up to three times the remuneration involved. Moreover, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. Accordingly, civil penalties for such conduct can further be assessed under the federal False Claims Act. Violations can also result in criminal penalties, including criminal fines and imprisonment. Similarly, violations can result in exclusion from participation in government healthcare programs, including Medicare and Medicaid.

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

In addition, we are subject to analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; state and local laws requiring the registration of pharmaceutical sales representatives, and state and foreign laws governing the privacy and security of health information in certain circumstances. Many of these laws differ from each other in significant ways and often are not preempted by HIPAA thus complicating compliance efforts. For example, the California Consumer Privacy Act, or CCPA, which went into effect on January 1, 2020, among other things, creates new data privacy obligations for covered companies and provides new privacy rights to California residents, including the right to opt out of certain disclosures of their information. The CCPA also creates a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach. Although the law includes limited exceptions, including for “protected health information” maintained by a covered entity or business associate, it may regulate or impact our processing of personal information depending on the context. Further, the California Privacy Rights Act (CPRA) recently passed in California. The CPRA will impose additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required.

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

We are subject to data privacy and security laws in the E.U. as well as the EEA, including Regulation (EU) 2016/679 (General Data Protection Regulation, or GDPR) in relation to our collection, control, processing, sharing, disclosure and other use of personal data (i.e. data relating to an identifiable living individual). The GDPR is directly applicable in each E.U. and EEA Member State, however, it provides that E.U. and EEA Member States may introduce further conditions, including limitations, which could limit our ability to collect, control, process, share, disclose and otherwise use personal data (including health and medical information), and/or could cause our compliance costs to increase, ultimately having an adverse impact on our business. The GDPR imposes a strict data protection compliance regime including with regard to engaging third party processors and cross-border transfers of personal data out of the E.U. and EEA. The law is also developing rapidly and, in July 2020, the Court of Justice of the EU limited how organizations could lawfully transfer personal data from the EEA to the U.S. Fines for certain breaches of the GDPR are significant: up to the greater of EUR 20 million or 4% of total global annual turnover. In addition to the foregoing, a breach of the GDPR could result in regulatory investigations, reputational damage, orders to cease/change our processing of our data, enforcement notices, assessment notices (for a compulsory audit), as well potential civil claims including class action type litigation where individuals suffer harm. Following Brexit, and the expiry of the transition period, we have to comply with the GDPR and separately the GDPR as implemented in the UK, each regime having the ability to fine up to the greater of €20 million/ £17.5 million or 4% of global turnover. The relationship between the UK and the EU in relation to certain aspects of data protection law remains unclear, e.g. how data transfers between EU member states and the UK will be treated. These changes may lead to additional compliance costs and could increase our overall risk. Pursuant to the EU-UK Trade and Cooperation Agreement of December 24, 2020, transfers of personal data from the European Union to the United Kingdom may continue to take place without a need for additional safeguards during a further transition period, to expire on (1) the date on which an adequacy decision with respect to the United Kingdom is adopted by the EU Commission; or (2) the expiry of four months, which shall be extended by a further two months unless either the European Union or the United Kingdom objects. It remains unclear whether the EU Commission will adopt an adequacy decision with respect to the United Kingdom. In the absence of such decision after the expiry of the additional transition period, companies may need to put in place additional safeguards for transfers of personal data from the European Union to the United Kingdom, such as standard contractual clauses approved by the EU Commission. As we expand into other foreign countries and jurisdictions, we may be subject to additional laws and regulations that may affect how we conduct business.

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

The United Kingdom’s departure from the European Union could adversely affect our business.

Following a national referendum and enactment of legislation by the government of the United Kingdom, the United Kingdom formally withdrew from the European Union and ratified a trade and cooperation agreement governing its future relationship, commonly known as Brexit.  The agreement, which is being applied provisionally from January 1, 2021 until it is ratified by the European Parliament and the Council of the European Union, addresses trade, economic arrangements, law enforcement, judicial cooperation and a governance framework including procedures for dispute resolution, among other things.  Because the agreement merely sets forth a framework in many respects and will require complex additional bilateral negotiations between the United Kingdom and the European Union as both parties continue to work on the rules for implementation, significant political and economic uncertainty remains about how the precise terms of the relationship between the paries will differ from the terms before withdrawal.   Brexit could materially impact the regulatory regime with respect to the approval of our product candidates in the United Kingdom or the European Union and could require us to obtain separate approvals for our product candidates in the United Kingdom and the European Union. Any delay in obtaining, or an inability to obtain, any regulatory approvals, as a result of Brexit or otherwise, would prevent us from commercializing our product candidates in the United Kingdom and/or the European Union and restrict our ability to generate revenue and achieve and sustain profitability. If any of these outcomes occur, we may be forced to restrict or delay efforts to seek regulatory approval in the United Kingdom and/or European Union for our product candidates, which could significantly and materially harm our business. Brexit could adversely affect European and worldwide economic and market conditions and could contribute to instability in global financial and foreign exchange markets, including volatility in the value of the sterling and euro. Any of these effects of Brexit, and others we cannot anticipate, could adversely affect our business, results of operations, financial condition and cash flows.

Risks Related to Our Intellectual Property Rights

Our success depends in part on our ability to obtain and maintain protection for the intellectual property relating to, or incorporated into, our technology and products.

Our commercial success depends in part on our ability to obtain and maintain patent protection and trade secret protection for our intellectual property and proprietary technologies, our products and their uses, as well as our ability to operate without infringing upon the proprietary rights of others. We rely on a combination of patents, trademark and trade secret laws, non-disclosure and confidentiality agreements, licenses, assignments of invention agreements and other restrictions on disclosure and use to protect our intellectual property rights.

As of December 31, 2020, we had been granted a total of 61 patents and have 32 pending patent applications. The family of patents that covers NexoBrid specifically includes 35 granted patents worldwide. EscharEx is covered in 2 patents and 32 national phase applications. However, there can be no assurance that patent applications relating to our products, processes or technologies will result in patents being issued, that any patents that have been issued will be adequate to protect our intellectual property or that we will enjoy patent protection for any significant period of time. Additionally, any issued patents may be challenged by third parties, and patents that we hold may be found by a judicial authority to be invalid or unenforceable. Other parties may independently develop similar or competing technology or design around any patents that may be issued to or held by us. Our current patents will expire or they may otherwise cease to provide meaningful competitive advantage, and we may be unable to adequately develop new technologies and obtain future patent protection to preserve our competitive advantage or avoid adverse effects on our business.

Our patent protection may be limited, subjecting us to challenges by competitors.

At present, we consider our patents relating to our enzymatic platform technology, which underlies NexoBrid, EscharEx and our current pipeline product candidates, to be material to the operation of our business as a whole. Our patents which cover NexoBrid claim specific mixtures of proteolytic enzymes, methods of producing such mixtures and methods of treatment using such mixtures. Although the protection achieved is significant for NexoBrid, EscharEx and our pipeline product candidates, when looking at our patents’ ability to block competition, the protection offered by our patents may be, to some extent, more limited than the protection provided by patents which claim chemical structures that were previously unknown. If our patents covering NexoBrid in various jurisdictions were subject to a successful challenge or if a competitor were able to successfully design around them, our business and competitive advantage could be significantly affected.

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

Our currently issued NexoBrid Family patents are nominally due to expire at various dates between 2025 and 2029. However, because of the extensive time required for development, testing and regulatory review of a potential product, and although such delays may entitle us to patent term extensions, it is possible that, before NexoBrid can be commercialized in additional international jurisdictions and/or before any of our future products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantages of the patent. The international PCT patent applications relating to EscharEx were filed on January 30, 2017. National phase applications corresponding to these PCT applications were filed in several jurisdictions and the expiration date of the two patents that issued and those that will be issued is January 30, 2037, absent patent-term adjustment and/or extensions. Our pending and future patent applications may not lead to the issuance of patents or, if issued, the patents may not provide us with any competitive advantage. We also cannot guarantee that:

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

We also rely on physical and electronic security measures to protect our proprietary information, but we cannot provide assurance that these security measures will not be breached or will provide adequate protection for our property. There is a risk that third parties may obtain and improperly utilize our proprietary information to our competitive disadvantage. Attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. As a result of the COVID-19 pandemic, we may also face increased cybersecurity risks due to our reliance on internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. We may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to enforce our intellectual property rights.

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

Our ordinary shares were first offered publicly in our IPO in March 2014 at a price of $14.00 per share, and our ordinary shares have subsequently traded as high as $18.16 per share and as low as $1.47 per share through February 15, 2021. The market price of our ordinary shares on the Nasdaq Global Market may fluctuate as a result of a number of factors, some of which are beyond our control, including, but not limited to:

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

If we or our existing shareholders, our directors or their affiliates or certain of our executive officers, sell a substantial number of our ordinary shares in the public market, the market price of our ordinary shares could decrease significantly. The perception in the public market that we or our shareholders might sell our ordinary shares could also depress the market price of our ordinary shares and could impair our future ability to obtain capital, especially through an offering of equity securities.

We have made significant offerings of our ordinary shares in the past and may do so again in the future.  For example, on April 23, 2019, the SEC declared effective our shelf registration statement on Form F-3, which registered the resale of 11,240,127 shares that are subject to registration rights. All shares sold pursuant to an offering covered by that registration statement (or a subsequent shelf registration that we may file to replace it after it expires) will be freely transferable. See “ITEM 7.B. Related Party Transactions—Registration Rights Agreement.” In February 2020, we entered into an Open Market Sales Agreement with Jefferies LLC to issue and sell our ordinary shares with gross sales proceeds of up to $15 million, from time to time, through an at the market offering under which Jefferies LLC will act as our sales agent. As of the date hereof, we have not issued or sold any ordinary shares pursuant to the Open Market Sales Agreement. Sales by us or our shareholders of a substantial number of ordinary shares in the public market could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

In addition, as of February 15, 2021, 3,672,212 ordinary shares were subject to outstanding option and RSU awards granted to employees and office holders under our share incentive plans, including 1,952,014 ordinary shares issuable under currently exercisable share options and RSUs. On April 28, 2014, we filed a registration statement on Form S-8 registering the issuance of up to 3,032,742 ordinary shares issuable under our share incentive plans, which amount included 960,932 ordinary shares issuable upon the exercise of option awards previously granted under our 2003 Israeli Share Option Plan and 1,482,044 ordinary shares issuable under our 2014 Equity Incentive Plan. On January 1, 2016, 2018, 2019 and 2020, the shares available for issuance under our 2014 Equity Incentive Plan automatically increased by 431,006, 540,955, 543,577 and 544,055 shares, respectively. As of February 15, 2021, 3,989,019 shares remained available for issuance under our share incentive plans, which amount includes 316,621 ordinary shares subject to outstanding awards. Shares included in such registration statement may be freely sold in the public market upon issuance, except for shares held by affiliates who have certain restrictions on their ability to sell.

The significant share ownership position of Clal Biotechnology Industries Ltd. may limit your ability to influence corporate matters.

As of February 15, 2021, Clal Biotechnology Industries Ltd. (“CBI”), beneficially owns or controls, directly and indirectly, 34.6% of our issued and outstanding ordinary shares. Accordingly, CBI is able to significantly influence the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors and the outcome of any proposed merger or consolidation of the company. CBI’s interests may not be consistent with those of our other shareholders. In addition, CBI’s significant interest in us may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of our ordinary shares.

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

As a foreign private issuer, we are permitted to, and do, follow certain home country corporate governance practices instead of those otherwise required under the Nasdaq Stock Market listing rules for domestic U.S. issuers. For instance, we follow home country practice in Israel with regard to the (i) quorum requirement for shareholder meetings, (ii) independent director oversight of director nominations requirement, (iii) independence requirement for the board of directors and (iv) shareholder approval for certain transactions other than a public offering involving issuances of a 20% or more interest in the company. See “ITEM 16G. Corporate Governance.” We may in the future elect to follow home country practices in Israel with regard to other matters as well, such as the formation and composition of the nominating and corporate governance committee, separate executive sessions of independent directors and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, and certain acquisitions of the stock or assets of another company). Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Global Market may provide less protection to you than what is accorded to investors under the Nasdaq Stock Market listing rules applicable to domestic U.S. issuers. See “ITEM 16G. Corporate Governance.”

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

We are required to comply with the internal control, evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). Pursuant to Section 404(a) of the Sarbanes-Oxley Act, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting. If we become an accelerated filer or a large accelerated filer, we will be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes Oxley Act.

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Based on our current estimates of our gross income and gross assets and the nature of our business, we do not believe we were classified as a PFIC for the taxable year ended December 31, 2020. There can be no assurance that we will not be considered a PFIC for the current or any future taxable year. PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. Furthermore, the value of our gross assets is likely to be determined in large part by reference to our market capitalization. As such, a decline in the value of our ordinary shares or an increase in the value of our passive assets (including cash and short term investments), for example, may result in our becoming a PFIC. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gain, the loss of the preferential rate that may be applicable to dividends received on our ordinary shares by individuals who are U.S. Holders (as defined in “ITEM 10.E. Taxation—United States Federal Income Taxation”), and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. However, we do not intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we are classified as a PFIC. See “ITEM 10.E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”

Risks Primarily Related to our Operations in Israel

Our headquarters, manufacturing and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic or military instability in Israel and by conflicts between Israel and neighboring terrorist groups or countries.

Our headquarters, manufacturing and research and development facilities are located in Yavne, Israel. In addition, the majority of our key employees, officers and directors are residents of Israel. In recent years, there has been political, instability in Israel, including four national elections within the last two-plus years. Over the past decade, there have been multiple hostilities between Israel and Hamas (an Islamist militia and political group in the Gaza strip) and in the summer of 2006, there was an armed conflict between Israel and Hezbollah (an Islamist militia and political group in Lebanon). Even during times without formal conflict, Hamas and other terrorist groups in the Gaza strip have shot rockets into southern Israel, which have sometimes damaged civilian and commercial property.

In recent years, Iran, which has threatened to attack Israel and is widely believed to be developing nuclear weapons, has been expanding its influence in Syria and in Lebanon through Hezbollah and other proxy terrorist groups. Although Iran’s activities have not directly affected the political and economic conditions in Israel, Iran’s purpose is widely believed to take control of the Middle East, including Israel. Israel has responded with attacks on Iranian military operations in Syria. These events and any future political, economic and military instability have the potential to interrupt our operations by damaging our facilities (to the extent rocket attacks against Israel reach the region of our headquarters) or preventing our employees, officers and directors from working. Such interruptions or stoppages may result in a material adverse effect on our business, operations and results of operations.

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

As of December 31, 2020, we had 65 employees based in Israel, certain of whom may be called upon to perform up to 54 days (and in the case of non-officer commanders or officers, up to 70 or 84 days, respectively) of military reserve duty in each three-year period until they reach the age of 40 (and in some cases, depending on their specific military profession, up to 45 or even 49 years of age). In certain emergency circumstances, these employees may be called to immediate and unlimited active duty. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and results of operations.

Boycotts and various Middle Eastern business restrictions in the region may adversely impact our ability to operate sell our products.

Several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Recently, Israel has signed bilateral peace agreements with several Middle Eastern (including Arab) countries, forging new economic ties with them. Nevertheless, if the actions by boycott activists become more widespread and successful, that may adversely impact our ability to sell our products.

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

Our research and development efforts have been financed in part through grants from the Israeli Innovation Authority (“IIA”), formerly operating as the Israeli Office of the Chief Scientist (the “OCS”). The total gross amount of grants actually received by us from the IIA, including accrued LIBOR interest (or such other interest rate that the IIA may set in the future) and net of royalties actually paid as of December 31, 2020, totaled approximately 13.7 million and the amortized cost (using the interest method) of the liability as of that date totaled approximately 7.5 million. As of December 31, 2020, we had accrued and paid net royalties to the IIA in an amount of 0.2 million. In 2020 we have determined that currently we will not be supported by the IIA. As a result, we did not submit applications for IIA grants in 2020 and we do not plan to submit in 2021.

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

General Risk Factors

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

Our History

MediWound Ltd. ("MediWound") is a company limited by shares organized under the laws of the State of Israel in January 2000. We are registered with the Israeli Registrar of Companies. Our registration number is 51-289494-0. Our principal executive offices are located at 42 Hayarkon Street, Yavne 8122745, Israel, and our telephone number is +972 (77)-971-4100. Our website address is www.MediWound.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. We have included our website address in this annual report solely for informational purposes. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711, and its telephone number is +1 (302) 738-6680. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at: http://www.sec.gov.

Principal Capital Expenditures

See “ITEM 5.B. Liquidity and Capital Resources.”

B.	Business Overview

We are a biopharmaceutical company that develops, manufactures and commercializes novel, cost effective, bio-therapeutic solutions for tissue repair and regeneration. Our strategy is centered around our validated enzymatic platform technology, focused on next-generation bio-active therapies for burn and wound care and biological medicinal products for tissue repair.

Our first innovative biopharmaceutical product, NexoBrid, has received marketing authorization from the EMA and the Israeli, Argentinean, South Korean, Russian and Peruvian Ministries of Health for removal of dead or damaged tissue, known as eschar, in adults with deep partial- and full-thickness thermal burns, also referred to as severe burns. NexoBrid, a concentrate of proteolytic enzymes enriched in bromelain, represents a new paradigm in burn care management, and our clinical trials have demonstrated, with statistical significance, its ability to non-surgically and rapidly remove the eschar earlier relative to existing standard of care upon patient admission, without harming viable tissues.  In September 2020, the FDA accepted for review our Biologics License Application (“BLA”) for NexoBrid for severe burns and assigned a Prescription Drug User Fee Act (“PDUFA”) goal date of June 29, 2021. The BLA submission includes a comprehensive set of manufacturing data and multiple preclinical and clinical studies, including the pivotal U.S. Phase 3 (“DETECT”) study of NexoBrid in adult patients with deep partial and/or full-thickness thermal burns up to 30% of total body surface area. The DETECT study successfully met its primary endpoint and all secondary endpoints, with a comparable safety profile.

We commercialize NexoBrid globally through multiple sales channels. We sell NexoBrid to burn centers in the European Union, United Kingdom and Israel, primarily through our direct sales force, focusing on key burn centers and Key Opinion Leaders (“KOL”) management, while establishing additional local distribution channels to extend our outreach in the European Union. In the United States, we entered into exclusive license and supply agreements with Vericel to commercialize NexoBrid in North America upon FDA's approval. We have signed distribution agreements with local distributors in multiple international markets, which are responsible for obtaining local marketing authorization within the relevant territory.

EscharEx, our next-generation bioactive topical therapeutic under development, is a topical biological drug candidate for the debridement of chronic and other hard-to-heal wounds. EscharEx active substance (API) is a concentrate of proteolytic enzymes enriched in bromelain. In two phase 2 trials, EscharEx was well tolerated and has demonstrated safety and efficacy in the debridement of various chronic and other hard-to-heal wounds, within a few daily applications. EscharEx is an investigational product, currently under a U.S. phase 2 adaptive design study.

Our third innovative product candidate, MWPC005, is a topically applied biological drug candidate for the treatment of non-melanoma skin cancers, based on the same active substance of NexoBrid and EscharEx products, a concentrate of proteolytic enzymes enriched in bromelain. We have launched recently a new clinical development program to evaluate our drug product candidate MWPC005 in patients with non-melanoma skin cancer. The Clinical development of MWPC005 is supported by the results from several toxicological and other preclinical studies as well as vast clinical experience from NexoBrid and EscharEx, which share the same active substance..

We manufacture NexoBrid and our product candidates in our state-of-the-art, cGMP-compliant, sterile pharmaceutical products manufacturing facility at our headquarters in Yavne, Israel.

Recent Developments

In January 2020, the U.S. Biomedical Advanced Research and Development Authority, or BARDA, initiated the procurement of NexoBrid valued at $16.5 million for emergency stockpile as part of the U.S. Department of Health and Human Services (“HHS”) mission to build national preparedness for public health medical emergencies. Inventory purchased by BARDA will be managed by MediWound under vendor-managed inventory. In August 2020, BARDA accepted the first shipment of NexoBrid.

 In March 2020, BARDA expanded its award contract with us providing supplemental funding of $5.5 million to support emergency readiness for NexoBrid deployment upon request of use of NexoBrid in mass casualty situations.  Under the modified contract, including this supplemental amount, BARDA has agreed to provide technical assistance and a total of $82 million in funding for NexoBrid development activities towards U.S. marketing approval from the FDA and the emergency readiness for NexoBrid deployment. The modified contract maintains a $10 million option to fund development of other potential NexoBrid indications, and an option to fund up to $50 million for additional NexoBrid procurement. See “Our Focus—Burn Care—BARDA Contracts" below.

In June 2020, we submitted a BLA to the FDA seeking the approval of NexoBrid for eschar removal in adults with deep partial-thickness and/or full-thickness thermal burns. While the BLA was being reviewed by the FDA, burn centers across the U.S. are treating burn patients under the NexoBrid expanded access (NEXT) protocol. In September 2020, the FDA accepted for review our BLA for NexoBrid and assigned a PDUFA goal date of June 29, 2021.

In October 2020, we completed the enrollment stage of our NexoBrid Phase 3 pediatric clinical study (CIDS). This followed the FDA’s agreement in September 2020 to allow the NexoBrid expanded access (NEXT) protocol to be expanded to include pediatric as well as adult burn patients.

In November 2020, we completed the U.S Phase 3 (DETECT) study including patient long-term safety follow-up. The twenty-four-month safety data of cosmesis and function was comparable across all study arms with no new safety signals observed.

In December 2020, we successfully completed a pre-clinical study designed to evaluate the debridement efficacy of EscharEx in a porcine hard-to-heal wound model and compare its efficacy with an FDA approved and commercially available collagenase enzymatic debridement agent. The study concluded that EscharEx treatment was more effective than the commercially available collagenase agent in removing eschars in this model.

In January 2021, due to COVID-19 related enrollment delays and potentially future COVID-19 pandemic related implications on the conduct of our clinical studies, we accelerated our EscharEx Phase 2 adaptive design study, for the treatment of venous leg ulcers (VLUs), by adjusting its enrollment target to 120 patients, down from the 174 originally planned.

In January 2021, we announced that we submitted a protocol to the FDA for a pharmacology study and are preparing to initiate this study in the first half of 2021. The study is an open label, single arm study assessing the pharmacological effects of EscharEx in up to 15 patients with VLUs or diabetic foot ulcers (DFUs), including the effects on biofilm burden and wound inflammation, as well as the impact of EscharEx on wound healing progression.

In February 2021, we launched a new clinical development program to evaluate our drug product candidate MWPC005 in patients with non-melanoma skin cancer. We have submitted a protocol to the FDA for a phase I/II clinical study of MWPC005 for the treatment of basal cell carcinoma (BCC) and are preparing to initiate this study in the United States in the second quarter of 2021. In Addition, an investigator-initiated trial of MWPC005 in non-melanoma skin cancer will be conducted in parallel at the Soroka Medical Center in Israel.

Our Focus:

Burn Care

NexoBrid, a concentrate of proteolytic enzymes enriched in bromelain, is an easy to use, topically-applied product that removes eschar in four hours without harming the surrounding healthy tissues. Eschar removal is a critical first step in the successful healing of severe burns and chronic and other hard-to-heal wounds. Under existing SOC, burn eschar may be removed either by employing certain existing topical agents that have been found to be minimally effective or that take a significantly longer period of time to work, or by resorting to non-selective surgery, which is traumatic and may result in loss of blood and viable tissue. NexoBrid’s rapid and selective debridement alleviates the known risks associated with eschar, such as infection, eventual sepsis, wound deterioration and consequential scarring, and it allows physicians to reach an informed decision on further treatment at an earlier stage by direct visual assessment of the actual burn depth. Furthermore, NexoBrid minimizes the burden associated with invasive surgical procedures, reduces the need for skin grafting and sacrifice of healthy tissue from donor sites on a patient’s body and generally results in a more favorable overall long-term patient outcome. NexoBrid has been investigated in hundreds of patients across more than 22 countries and four continents in nine completed Phase 2, Phase 3 and post-marketing clinical studies. Over 7,000 burn patients have been treated with NexoBrid in the market since 2013 and the safety and efficacy data reported from post marketing data sources are consistent with the data available from clinical trials and no new safety signals were observed.

There have been hundreds of presentations and several award winning abstracts of NexoBrid in international and national scientific conferences, and NexoBrid has been presented in about 80 peer-reviewed papers, resulting in support of burn specialists and key opinion leaders. Awareness of NexoBrid continues to grow through our marketing efforts in countries where NexoBrid is approved and our and multinational clinical development.

Burn Wounds

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

As demonstrated in our clinical trials, NexoBrid combines the advantages of surgical and non-surgical debridement modalities by providing rapid and effective eschar removal while not harming viable tissues. This allows for earlier direct visual assessment of the burn wound in order to formulate proper treatment.

Market Opportunity

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

In addition to our current marketing of NexoBrid in Europe, we have signed local distribution agreements for distribution of NexoBrid in Europe, Latin America, certain Asia-Pacific countries, members of the Commonwealth of Independent States (“CIS”), and the Middle East and we plan to target additional markets in these territories by leveraging our approved registration file for additional regional marketing authorizations.

In addition to the market opportunities for NexoBrid discussed above, we believe that NexoBrid has the potential to play a critical role in the event of a mass casualty incident (“MCI”), which is generally defined as any incident in which emergency medical services resources, such as personnel and equipment, are overwhelmed by the number and severity of casualties. A variety of public emergencies may give rise to an MCI, such as terrorist attacks, natural disasters, fires and explosions. One example of an MCI is a mass burn casualty disaster, which is defined by the American Burn Association as a catastrophic event in which the number of burn victims exceeds the capacity of the local burn center to provide optimal care. If a significant number of burn victims arrive at a burn center following an event, some victims may go untreated until the bottleneck is resolved. The use of non-surgical means that are capable of providing rapid eschar removal without harming healthy tissues, particularly during public health emergencies, could potentially reduce the time, labor and resource burdens associated with the current standard-of-care, thereby enabling the treatment of more patients. In the event of a mass burn casualty disaster, healthcare professionals can use NexoBrid to begin treatment at the patient’s bedside without the need for a surgical team and facilities. NexoBrid has demonstrated in clinical studies, with statistical significance, its ability to non-surgically and rapidly remove eschar in a single four-hour application. Once the acute treatment has been completed, the wound can be covered with available means and further managed once the MCI is under control and the bottlenecks resolved. NexoBrid has been recognized by BARDA as a medical countermeasure for treatment of burns in the event of a MCI. We were awarded a contract by BARDA valued at up to $159 million for the advancement of the development, manufacturing, and procurement, of NexoBrid as a medical countermeasure as part of BARDA’s preparedness for mass casualty events.

BARDA Contracts

In September 2015, BARDA awarded us the First BARDA Contract for treatment of thermal burn injuries, which was valued at up to $112 million. In July 2017 and in May 2019, BARDA expanded its commitment by an aggregate supplemental amount of $41 million, and in March 2020, BARDA further expanded its commitment by additional $5.5 million to support emergency readiness for NexoBrid deployment upon request of use of NexoBrid in mass casualty situations (collectively the "First BARDA Contract").

The First BARDA Contract is our primary contract with BARDA and relates to the advancement of the development and manufacturing, as well as the procurement of NexoBrid as a medical countermeasure as part of BARDA preparedness for mass casualty events.

Under the First BARDA Contract, BARDA has agreed to provide technical assistance and a total amount of up to $82 million in funding for NexoBrid development activities towards U.S. marketing approval from the FDA. These activities include the NexoBrid Phase 3 (DETECT) study and subsequent requirements for BLA submission, the ongoing Phase 3 pediatric (CIDS) study and the NexoBrid expanded access treatment protocol (NEXT). In addition, BARDA committed for procurement of NexoBrid valued at $16.5 million for emergency stockpile as part of the HHS mission to build national preparedness for public health medical emergencies, which was initiated in January 2020. In August 2020, BARDA accepted the first shipment of NexoBrid.  The contract further includes a $10 million option to fund development of other potential NexoBrid indications and an option to procure up to $50 million for additional NexoBrid.

In September 2018, BARDA awarded us the second BARDA contract (the "Second BARDA Contract"), which is an additional, separate contract to develop NexoBrid for the treatment of Sulfur Mustard injuries as part of BARDA’s preparedness for mass casualty events. The Second BARDA Contract provides approximately $12 million of funding to support research and development activities up to pivotal studies in animals under the U.S. FDA Animal Rule and contains options for BARDA to provide additional funding of up to $31 million for additional development activities, animal pivotal studies, and the BLA submission for licensure of NexoBrid for the treatment of Sulfur Mustard injuries.

The total aggregate value of funding for NexoBrid under the BARDA Contracts is up to $202 million.  As of December 31, 2020, the Company has recorded $63 million in the aggregate, from BARDA under the two contracts, of which $5.8 million for procurement of NexoBrid.

Each BARDA contract may be terminated by BARDA at any time at BARDA’s discretion.

NexoBrid Clinical History

NexoBrid, our innovative biopharmaceutical product, has received marketing authorization from the EMA and the Israeli, Argentinean, South Korean, Russian and Peruvian Ministries of Health for the removal of eschar in adults with deep partial- and full-thickness thermal burns. The active ingredient of NexoBrid is a concentrate of proteolytic enzymes enriched in bromelain extracted from the pineapple stems. Proteolysis is a breakdown of proteins into smaller building blocks, polypeptides or amino acids. Our research and development strategy is centered around our validated proteolytic enzyme platform technology, focused on next-generation bio-active therapies for burn and wound care and biological medicinal products for tissue repair. Our research and development team further developed and optimized our enzymatic platform technology, which is the basis for NexoBrid, EscharEx and all other pipeline product candidates. One vial of NexoBrid containing 2 grams of concentrate of proteolytic enzymes enriched in bromelain is sufficient for treating a burn wound area of 1% total body surface area (TBSA).

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

NexoBrid has been investigated in hundreds of patients across 22 countries and four continents in nine completed Phase 2 and Phase 3 and post-marketing clinical studies. While we are marketing our product for the removal of eschar in burn wounds under the name “NexoBrid,” in clinical trials the product has been referred to as “Debridase” and “Debrase.”

The following table sets forth information regarding the completed clinical trials of NexoBrid:

	Trial 1	Trial 2	Trial 3	Trial 4	Trial 5	Trial 6	Trial 7	Trial 8	Trial 9
Study Type	Retrospective Phase 2 Investigator initiated	Dose range Phase 2	Prospective Phase 2 IND/FDA	Phase 2 IND/FDA	Phase 3 EMA	Phase 3b EMA	Phase 2 EMA	Post approval safety study EMA	Phase 3 IND/FDA
Design	Data collected from files of patients treated with NexoBrid	Parallel, controlled, observer- blind, randomized, single-center	Parallel, controlled, observer- blind, three-arm, randomized, multi-center	Parallel, controlled, open label, three-arm, randomized, single-center	Parallel, controlled, open label, two-arm, randomized, multi-center	Parallel, controlled, blinded, two-arm, multi-center	Open label, single-arm, multi-center	Observational retrospective data collection	Parallel, controlled, open label, three-arm, randomized, multi-center
Main Objectives	Safety and efficacy	Comparison of efficacy and safety	Safety and efficacy	Safety	Safety Efficacy	Long-term scar assessment Quality of life	Safety and pharmacokinetics Efficacy	Effectiveness of the risk minimization activities	Safety Efficacy
Wound Types	Deep partial/full thickness thermal burns	Deep partial /full thickness thermal burns	Deep partial /full thickness thermal burns	Deep partial /full thickness thermal burns	Deep partial/ full thickness thermal burns	Scar formation	Deep partial/full thickness thermal burns	Burns which were treated with NexoBrid in the market	Deep partial/ full thickness thermal burns
Number of Patients	154	20	140	30	182	89	36	160	175
Study Length	1985-2000	2002-2005	2003-2004	2006-2007	2006-2009	2011	2009-2015	2017-2019	2015-2020
Location	Israel	Israel	International	United States	International	International	International	Europe	International

Recent completed clinical trials

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

________________________________________
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

The twelve- and twenty four-month patients’ follow-up safety data of cosmesis, function and quality of life were found to be comparable across all study arms, and no new safety signals were observed.

In September 2020, the FDA accepted for review our BLA for this indication and assigned a PDUFA goal date of June 29, 2021.  The BLA submission includes a comprehensive set of manufacturing data and multiple preclinical and clinical studies including the DETECT study and the 12-month safety data follow-up. The 24-month safety data will be submitted as a safety labeling update as part of a post-approval commitment, if our BLA is approved, as was agreed with the FDA at a pre BLA submission meeting held at the end of July 2019.

_______________________________
2 Generalized Wilcoxon-Gehan test
3 Logistic regression model - Wald test
4 Wilcoxon test pooled using Rubin's rules
5 Accelerated failure time model
* Kaplan-Meier analysis

The study also serves to address our post approval commitment to EMA. This study is funded by BARDA. See “—BARDA Contracts” above.

Ongoing clinical trials

Pediatric investigational plan – CIDS study

The CIDS study is a Phase 3, multicenter, multinational, randomized, controlled, open-label study in children with thermal burns. The study objectives are to evaluate the efficacy and safety of treatment with NexoBrid compared with SOC in hospitalized children with severe thermal burns of 1% to 30% total body surface area (TBSA). We expanded this study also to United States burn centers, following approval of the study protocol by the FDA.  The study is underway in accordance with a study design endorsed by the FDA and the EMA as part of the agreed Pediatric Investigational Plan (“PIP”) to support extension of the indication to pediatric patients. The CIDS study includes pediatric patients of all ages, from newborn to eighteen years of age, offering NexoBrid to this important and sensitive group of patients. The primary endpoints evaluate early eschar removal, surgical burden and cosmesis and function with a 12-month follow-up.  In October 2020, we completed the enrollment stage of the study. Interim results after a 12-month follow-up of all patients are expected to be available in the second half of 2021, with final results available in the second half of 2022. This study is funded by BARDA.  See “—BARDA Contracts” above.

Expanded access treatment protocol (NEXT)

The NEXT protocol, which we initiated in October 2019, is an open-label, single-arm treatment protocol which allows for the treatment of up to 150 burn patients with deep partial- and full-thickness thermal burns up to 30 percent of total body surface area. NEXT has been designed to be consistent with current real-life burn treatment practices in the U.S. and up to 30 U.S. burn centers are anticipated to participate. We received FDA concurrence that patients can be treated under the NEXT protocol in a burn MCI that is not a declared national emergency. We have provided documents for consideration by the FDA supporting the use of NexoBrid in a declared national medical emergency contingent upon the FDA issuance of an Emergency Use Authorization (EUA). The EUA is a mechanism by which the FDA can allow an unapproved medical product that qualifies as a mass casualty medical countermeasure to be used in a public health emergency. In September 2020, the FDA agreed to allow the NEXT protocol to be expanded to include pediatric as well as adult burn patients. NEXT protocol is being funded by BARDA.  See “—BARDA Contracts” above.

Wound Care

Our second innovative product candidate, EscharEx, is a bio-active therapeutic product under development in the United States for debridement of chronic and other hard-to-heal wounds and is complementary to the large number of existing advanced wound healing therapies, which require a clean wound bed in order to heal the wound. EscharEx active substance (API) is a concentrate of proteolytic enzymes enriched in bromelain and as such, benefits from the wealth of existing development data on NexoBrid. The mechanism of action of EscharEx is mediated by the proteolytic enzymes that cleaves and removes the necrotic tissue and prepare the wound bed for healing. In two Phase 2 studies that we conducted, EscharEx well-tolerated and demonstrated safety and efficacy in the debridement of chronic and other hard-to-heal wounds, in a few daily applications. In the U.S, we are conducting a Phase 2 adaptive design clinical study with the second generation EscharEx, for the treatment of venous leg ulcers (VLUs). The study is built on the positive data from the completed Phase 2 study of the first-generation EscharEx.  The study is designed to assess the safety and efficacy of EscharEx compared to gel vehicle (placebo control) and non-surgical standard-of-care (either enzymatic or autolytic debridement).

Chronic and Other Hard-to-Heal Wounds

The chronic and other hard-to-heal wound market consists of a broader addressable population of more than 14 million patients in Europe and the United States alone suffering from chronic wounds such as VLUs, Diabetic Foot Ulcers (DFUs), pressure ulcers and additional patients suffering from surgical/traumatic hard-to-heal wounds. Chronic and other hard-to-heal wounds represent a $25 billion burden to the U.S. healthcare system. Chronic and hard-to-heal wounds are caused by impairment in the biochemical and cellular healing processes due to local or systemic conditions and generally can take several weeks to heal, if not longer. Such wounds can lead to significant morbidity, including pain, infection, impaired mobility, hospitalization, reduced productivity, amputation and mortality. In each of the various wound types, the presence of the eschar is a frequent cause for “chronification” of wounds and the removal of eschar is the key step to commence healing. Eschar needs to be removed to prevent further deterioration of the wound that may result in additional adverse patient outcomes. If not effectively treated, these wounds can lead to potentially severe complications including further infection, osteomyelitis, fasciitis, amputation and mortality. Most advanced wound care therapies, including negative pressure wound therapy, such as V.A.C. Therapy, and skin substitutes such as Apligraf and Dermagraft and human amniotic tissue products, are complementary to our lead product candidate, EscharEx, as these products require a clean wound bed to effectively heal a wound. Four common chronic and other hard-to-heal wounds are:

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

Market Opportunity

Currently, surgery (sharp debridement) is generally considered a first-line option. Sharp debridement is an effective method to debride a wound, however, requires surgically skilled physicians performing surgery with patients under, anesthesia, which in elderly patients with various co-morbidities is accompanied with a higher risk of local and systemic complications. Surgery may also involve hemorrhage which could be more difficult to control due to a high incidence of use of anticoagulants in this population. Surgery on wounds may very easily become infected with the infection propagating to surrounding soft and boney tissues ending in life threatening major complication or amputation. Very often even minor, limited sharp debridement exposes other sensitive tissue, such as tendons, deep vessels/nerves and bones that may become infected or may be severely damaged, necessitating additional, more extensive debridement or even amputation. Due to these limitations, chronic wounds are treated by conservative methods while autolytic and enzymatic debridement are most commonly-used non-sharp methods. This includes commercial enzymes, hydrogels and other topical dressings, which require numerous application sessions and a long time to achieve a clean wound bed, if they achieve this at all. Thus, there is an unmet medical need for a non-surgical rapid and effective debridement agent for the outpatient setting, nursery care facilities and patients home. Given high demand for an effective non-surgical debridement technique outside of wound care clinic settings, EscharEx can expand the current use of enzymatic debridement across all sites of care. As documented in the Phase 2 study described below, EscharEx significantly improved the rate of complete debridement after few once-daily applications, thus potentially facilitating wound debridement without the need for surgery.

EscharEx Clinical History

EscharEx is a topical agent being developed for debridement of chronic and other hard-to-heal wounds, in order to fulfill an unmet need for a non-surgical rapid and effective debridement mean. EscharEx is based on the same active substance as NexoBrid but differs in other aspects, such as in formulation and presentation. Based on our current pre-clinical studies, the second generation EscharEx demonstrated even higher potency in lower doses, which could further contribute to EscharEx’s efficacy and tolerability. This advanced generation of EscharEx has been designed in accordance with the current treatment workflow and reimbursement programs, providing a non-surgical easy-to-use, potent product for daily application, which we believe will enhance patient compliance and improve quality of care. Based on the feedback received from different stakeholders, we believe that our second generation EscharEx can better address the unmet medical need for a non-surgical rapid and effective product, particularly in the outpatient setting, where the majority of patients are treated, and has a greater potential to achieve substantial market share.

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

Second Phase 2 study—Israel/E.U. – Second Cohort

After successfully completing the first cohort of the study which included 73 patients recruited in 15 clinical sites, we initiated a second cohort of patients to demonstrate safety and tolerability over extended periods of application to further support the product’s convenient application. In this second cohort, we recruited 38 patients from two etiologies, either DFUs or VLUs, over extended periods of application (24-72 hours) with up to eight applications, randomizing the patients to two study arms EscharEx or gel vehicle at a ratio of 2:1. The second cohort of the study included 38 patients. The primary objective was to assess safety.

________________________________________
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

Ongoing clinical trials

EscharEx U.S. Phase 2 Adaptive Design Study in Venus Leg Ulcer (VLU) Patients

In December 2019, we initiated a U.S. Phase 2 adaptive design clinical study of EscharEx for the treatment of venous leg ulcers (VLUs). The study is designed to assess safety and efficacy of EscharEx compared to gel vehicle (placebo control) and non-surgical standard-of-care (either enzymatic or autolytic debridement), and includes a pre-defined futility analysis and sample size adjustment interim assessment.

This study is a multicenter, prospective, randomized, placebo-controlled, adaptive design study, evaluating the safety and efficacy of EscharEx in debridement of VLUs. Due to COVID-19 related enrollment delays and potentially future pandemic related implications on the conduct of its clinical studies, the company is accelerating this study by adjusting its enrollment target to 120 patients, down from the 174 originally planned. The sample size adjustment is supported by the assessment of the positive results generated in a recent in-vivo study, comparing EscharEx to a commercially enzymatic debriding agent, and the debridement efficacy results demonstrated in a previous Phase 2 clinical study with first generation EscharEx.

The 120 patients are expected to be enrolled at approximately 30 clinical sites, primarily in the U.S. Study participants will be randomized to either EscharEx, placebo control or non-surgical standard-of-care, at a ratio of 3:3:2, with a three-month follow-up. The primary endpoint is incidence of complete debridement compared to gel vehicle placebo control. Secondary endpoints include time to achieve complete debridement, reduction of pain, reduction of wound area, granulation tissue and quality of life. Incidence and time to achieve wound closure will be assessed as safety measurements.

We continue to actively recruit patients and anticipate an interim assessment in mid-2021, complete patients' enrollment by the end of 2021 and top-line data in the second half of 2022.

EscharEx Pharmacology Study

We recently submitted a protocol to the FDA for a pharmacology study and are preparing to initiate this study in the first half of 2021. The study is an open label, single arm study assessing the pharmacological effects of EscharEx in up to 15 patients with VLUs or DFUs, including the effects on biofilm burden and wound inflammation, as well as the impact of EscharEx on wound healing progression. We expect data from this study in the second half of 2021.

The development of EscharEx for chronic and other hard-to-heal wound indications is in Phase 2 studies, and there is no certainty that EscharEx will achieve all of the objectives of the trials as required or that the FDA will allow at this stage to initiate further studies or that we will successfully complete the development to obtain a marketing authorization for EscharEx. See “ITEM 3.D. Risk Factors—Development and commercialization of NexoBrid and EscharEx in the United States and our pipeline product candidates worldwide requires successful completion of the regulatory approval process, and may suffer delays or fail.”

Non-Melanoma Skin Cancer

 MWPC005, is a topically applied biological product candidate for the treatment of non-melanoma skin cancers, based on the same active substance of NexoBrid and EscharEx, a concentrate of proteolytic enzymes enriched in bromelain. The clinical development plan of MWPC005 is supported by the results from several toxicological and other preclinical studies, as well as vast clinical experience from NexoBrid and EscharEx, which share the same active substance. We have recently launched a new clinical program to evaluate its drug product candidate MWPC005 in patients with non-melanoma skin cancer.

Non-melanoma Skin Cancers

Cancers of the skin are by far the most common of all types of cancer with about approximately 5.4 million basal and squamous cell skin cancers are diagnosed each year in the US. The number of these cancers has been increasing for many years due to combination of better skin cancer detection, people getting more sun exposure, and people living longer.

•	Basal cell carcinomas - basal cell carcinoma (BCC) starts in the basal cell layer, which is the lower part of the epidermis. If not removed completely, basal cell carcinoma can come back (recur) in the same place on the skin. People who have had basal cell skin cancers are also more likely to get new ones in other places. BCCs are uncontrolled and abnormal growths that arise in the basal cells of the skin and the tumors primarily affect photoexposed areas, most commonly in the head, and infrequently appear on per genital and genitalia regions. The main cause of BCC is chronic ultraviolet (UV) exposure. BCC is the most common form of skin cancer, accounting for 75-80% of all skin cancers

•	Squamous cell carcinomas - Squamous cell carcinomas (SCC) start in the flat cells in the upper (outer) part of the epidermis

•
Actinic keratosis - Actinic keratosis (AK), also known as solar keratosis, is a pre-cancerous skin condition caused by too much exposure to the sun. People who have them usually develop more than one. A small percentage of AKs may turn into squamous cell skin cancer.

•	Bowen disease - Bowen disease (squamous cell carcinoma in situ), is the earliest form of squamous cell skin cancer

Market opportunity

Basal cell carcinoma is a non-melanoma skin cancer that arises from the basal layer of epidermis and its appendages and is the most diagnosed skin cancer in the US (~4.3 million cases annually).

 Under existing standard of care, low-risk patients are treated with tumor resection via either standard surgical excision or Mohs micrographic surgery. Recurrence rates for these sharp methods of tumor removal are low (~5% at 5 years), and procedure is considered straightforward with limited patient downtime or side effects. Topical products (5-FU and Imiquimod) are used primarily in superficial lesions, but have limited use and are reserved for surgery ineligible patients. Drawbacks include longer treatment duration (>6 weeks), low efficacy (~14% at 5 years), and side effects such as scarring, skin-site reactions, and fatigue/flu-like illness. High-risk patients are also primarily treated with surgery; surgery-ineligible patients are treated with oral hedgehog pathway inhibitors, which are effective in the short-term, but have high recurrence rates / safety concerns. There is a need for more effective, safer topical products in low-risk superficial basal cell carcinoma for surgery-ineligible patients (e.g., site of tumor is challenging for excision or may result in cosmetic issues) or for patients for whom surgery is not appropriate (e.g., older / frail patients, or those with challenges in seeking pre and post-surgical appointments) and current topical agents may be avoided due to long treatment durations and because they result in an unpleasant treatment process for patients.

MWPC005 Clinical History

Ongoing clinical trials

U.S. Phase I/II Study in basal cell carcinoma Patients

We recently submitted a protocol to the FDA for a phase I/II clinical study of MWPC005 for the treatment of low-risk basal cell carcinoma and are preparing to initiate this study in the United States in the second quarter of 2021. The phase I/II open-label, randomized clinical study in BCC is designed to evaluate safety and tolerability of MWPC005 using different schedules of administration, as well as provide a preliminary evaluation of efficacy as measured by the percentage of target lesion with complete histological clearance. The trial will enroll up to 32 patients with histologically confirmed superficial or nodular BCC and will be conducted at three leading clinical centers in the U.S.

Although we have conducted preclinical trials, the development of MWPC005 for non-melanoma skin cancer indications is still in its preliminary phase and there is no certainty that it will achieve all the aims of the trials as required and/or successfully complete the approval process for such indication. See “ITEM 3.D. Risk Factors—Development and commercialization of NexoBrid and EscharEx in the United States and our pipeline product candidates worldwide requires successful completion of the regulatory approval process, and may suffer delays or fail.”

Other Therapeutics

We are also using our patented enzymatic platform technology, which underlies NexoBrid, and our wealth of data and experience gained during the NexoBrid development, to support the development of an injectable product for treatment of other indications of connective tissue disorders and scars, such as:

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

Although we have conducted preclinical trials, the development of MWPC003 for connective tissue disorder indications is still in its preliminary phase and there is no certainty that it will achieve all the aims of the trials as required and/or successfully complete the approval process for such indication. See “ITEM 3.D. Risk Factors—Development and commercialization of NexoBrid and EscharEx in the United States and our pipeline product candidates worldwide requires successful completion of the regulatory approval process, and may suffer delays or fail.”

Research and Development

Our research and development strategy is centered around our validated proteolytic enzyme platform technology, focused on next-generation bio-active therapies for burn and wound care and biological medicinal products for tissue repair, which underlies NexoBrid and EscharEx, into additional product candidates for high-value indications. For more information regarding our research and development expenses, see “ITEM 5.C. Research and Development, Patents and Licenses, etc.”

Pre-Clinical Clinical Studies

We conduct clinical studies and preclinical studies to support the efficacy and safety of our products and their ingredients and to extend and validate their benefits for human health. Preclinical studies allow us to substantiate the safety of our products and obtain preliminarily indications of their pharmacological and safety profile. As of the date hereof, we had conducted more than 50 non-GLP and GLP preclinical studies. All pre-clinical safety and toxicology studies were conducted according to the principles of Good Laboratory Practices (“GLP”), and twelve clinical studies, according to the principles of Good Clinical Practices (“GCP”), for NexoBrid, EscharEx and our pipeline product candidates. As a result, we have developed significant experience in planning, designing, executing, analyzing and publishing clinical studies.

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

Manufacturing, Supply and Production

We operate a manufacturing facility in Yavne, Israel, in a building that we sub-lease from Clal Life Sciences L.P., with 31 employees as of December 31, 2020. This facility allows us to manufacture sterile biopharmaceutical products, such as NexoBrid. The facility meets current cGMP requirements, as certified by each of the EMA, the Israeli Ministry of Health and South Korean ministry of health. Our facility is subject to audits for reassessment of cGMP compliance, which are preformed periodically by regulatory authorities and was re-approved as cGMP-compliant for an additional three years term as of the audit date, until 2023. Additionally, as we seek regulatory approval NexoBrid in the United States the FDA will need to inspect our plant to confirm it meets all regulatory requirements. In addition, other regional applicable authorities may also need to inspect our plant to confirm it meets all regulatory requirements in order to obtain marketing authorization in these jurisdictions. Applicable changes in our production processes for NexoBrid must be approved by the EMA and similar authorities in other jurisdictions.

While we believe that our current manufacturing capacity at the facility is sufficient to meet the expected near-term commercial demand for NexoBrid, we are planning to scale-up the current capacity by the end of 2022, subject to our successful authorities' cGMP audit, and which we expect will cost approximately $8-10 million.

The starting material used by us in the manufacturing of NexoBrid and our other product candidates is bromelain SP, which is derived from pineapple plant stems. We have entered into an agreement with CBC, dated January 11, 2001, as amended on February 28, 2010, pursuant to which CBC uses proprietary methods to manufacture bromelain SP and supplies us with this intermediate drug substance in bulk quantities. According to the terms of the agreement, CBC shall not, and shall not permit related companies or a third party to, manufacture, use, supply or sell the raw materials for the use or production of a product directly or indirectly competing with any of our products. Our supply agreement with CBC has no fixed expiration date and can be voluntarily terminated by us, with at least six months’ advance written notice, or by CBC, with at least 24 months’ advance written notice.

Upon obtaining bromelain SP from CBC, we further process it into the drug substance and then into the drug product to finally create the powder form of NexoBrid. The necessary inactive ingredients contained in NexoBrid, or the excipients, are readily available and generally sold to us by multiple suppliers. In addition to this powder, we manufacture a gel substance by combining water for injections produced by us at our facility and additional excipients. The powder and gel are kept in separate containers in one package of NexoBrid and are simply mixed by a healthcare professional prior to use. NexoBrid comes in two sizes— in packages containing either a vial of two grams of powder and a jar of 20 grams of gel, or a vial of five grams of powder and a jar of 50 grams of gel. Once the powder and gel are mixed, NexoBrid should be applied within 15 minutes at a ratio of either 2 grams of powder and 20 grams of gel to a burn wound area of 1% TBSA or 5 grams of powder and 50 grams of gel to a burn wound area of 2.5% TBSA, as applicable; however, under current usage, NexoBrid’s label provides that it should not be applied to more than 15% TBSA. Prior to mixture and application, NexoBrid has a shelf life of three years when stored under refrigeration.

Marketing, Sales and Distribution

We commercialize globally NexoBrid via multiple sales channels:

Europe

 In Europe and Israel, we sell NexoBrid, primarily through our own sales force consisting of a marketing team of specialized and knowledgeable sales representatives in Europe, focusing on key burn centers and Key Opinion Leaders (KOL) management. We have obtained national reimbursement for NexoBrid in Belgium and Italy and we continue to locally execute our market access strategy for most of Europe to obtain procurement by burn centers and hospitals as part of their budget, or under local, regional or national reimbursement, depending on the specific process required in each country. We believe that additional burn units in large hospitals as well as smaller hospitals will follow the treatment trends once established by the burn centers. See “—Government Legislation and Regulation—Pharmaceutical Coverage, Pricing and Reimbursement.” Furthermore, we are establishing additional distribution channels through local partners to extend outreach in EU (Sweden, the Baltic states, France, Switzerland (Romandie region), Greece, Malta, Bulgaria, Cyprus, Portugal, the Netherlands and Luxemburg), where NexoBrid is already approved for marketing as part of the European marketing authorization. In addition to receiving marketing authorization for NexoBrid in the European Union, key opinion leaders in the burn care field worldwide are already aware of NexoBrid’s efficiency in removing eschar due to hundreds of scientific presentations and several award winning abstracts at international and national conferences and about 80 peer-reviewed papers.

North America

Vericel License and Supply Agreements

 On May 6, 2019, we entered into exclusive license and supply agreements with Vericel to commercialize NexoBrid in all countries of North America (which we refer to as the “Territory”).

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

BARDA

Pursuant to the First BARDA Contract, BARDA has initiated the procurement of NexoBrid valued at $16.5 million, for emergency stockpile as part of the HHS mission to build national preparedness for public health medical emergencies. BARDA purchased inventory is being managed by MediWound under vendor managed inventory. In August 2020, BARDA accepted the first shipment of NexoBrid. Additional deliveries are expected to occur throughout 2021.

Under our exclusive license and supply agreements with Vericel, we will equally split the gross profits on the initial procurement and receive a double-digit royalty on any additional future BARDA purchases of NexoBrid. Please see “Vericel License and Supply Agreements” above.

Other International Markets

In other international markets, we sell NexoBrid through local distributors with which we have distribution agreements. We have launched NexoBrid in Argentina, South Korea and Russia, and expect additional launches following receipt of local marketing authorizations. We plan to enter other international markets through collaboration with local distributors and leverage our approved registration file in Europe to obtain regional marketing authorizations. We have signed local distribution agreements for distribution in Argentina, Russia, South Korea, Colombia, Mexico, Peru, Chile, Ecuador, Panama, India, Bangladesh, Sri Lanka, Japan, Australia, New-Zealand, Singapore, Ukraine, Taiwan and United Arab Emirates. Our distributors in Argentina, South Korea, Russia and Peru have obtained marketing authorization. Our additional distributors have filed or are in the process of filing for market authorization in their respective territories and are expected to launch NexoBrid after receipt of local regulatory approval, which may take a year or more to be granted, and, consequently, may occur in certain markets during 2021.

For a breakdown of our consolidated revenues by geographic markets and by categories of operations for the years ended December 31, 2018, 2019 and 2020, please see “Item 5.A Operating and Financial Review and Prospects—Operating Results.”

Intellectual Property

Our intellectual property and proprietary technology are important to the development, manufacture and sale of NexoBrid, EscharEx and our future pipeline product candidates. We seek to protect our intellectual property, core technologies and other know-how through a combination of patents, trademarks, trade secrets, non-disclosure and confidentiality agreements, licenses, assignments of invention and other contractual arrangements with our employees, consultants, partners, suppliers, customers and others. Additionally, we rely on our research and development program, clinical trials, know-how and marketing and distribution programs to advance our products and product candidates. As of December 31, 2020, we had been granted a total of 61 patents and have 32 pending patent applications. The family of patents that covers NexoBrid specifically includes 35 granted patents worldwide. EscharEx is covered by 2 patents and 29 national phase applications.

The main patents for our proteolytic enzyme technology which underlies NexoBrid, EscharEx and our current pipeline product candidates have been issued in Europe, the United States and other international markets. Our patents which cover NexoBrid claim specific mixtures of proteolytic enzymes, methods of producing such mixtures and methods of treatment using such mixtures. Although the protection achieved is significant for NexoBrid, EscharEx and our pipeline product candidates, when looking at our patents’ ability to block competition, the protection offered by our patents may be, to some extent, more limited than the protection provided by patents which claim chemical structures which were previously unknown. Absent patent-term extensions, the NexoBrid patents in the United States are nominally set to expire in 2025 and in 2029 in the United States. The NexoBrid patents issued in Europe and in other foreign jurisdictions are nominally set to expire in 2025. The national phase applications relating to EscharEx, if granted, will expire on January 30, 2037, absent any patent-term adjustment and/or extensions.

While our policy is to obtain patents by application, license or otherwise, to maintain trade secrets and to seek to operate without infringing on the intellectual property rights of third parties, technologies related to our business have been rapidly developing in recent years. Additionally, patent applications that we may file or license from third parties may not result in the issuance of patents, and our issued patents and any issued patents that we may receive in the future may be challenged, invalidated or circumvented. For example, we cannot predict the extent of claims that may be granted or enforceable in our patents nor can we be certain of the priority of inventions covered by pending third‑party patent applications filed in the U.S. If third parties prepare and file patent applications that also claim technology or therapeutics to which we have rights, we may have to participate in proceedings to determine priority of invention, which could result in substantial costs to us, even if the eventual outcome is favorable to us. Moreover, because of the extensive time required for clinical development and regulatory review of a product we may develop, it is possible that, before NexoBrid can be commercialized in additional jurisdictions and/or before any of our future products can be commercialized, related patents will have expired or will expire a short period following commercialization, thereby reducing the advantage of such patent. Loss or invalidation of certain of our patents, or a finding of unenforceability or limited scope of certain of our intellectual property rights, could have a material adverse effect on us. See “ITEM 3.D. Risk Factors — Our success depends in part on our ability to obtain and maintain protection for the intellectual property relating to, or incorporated into, our technology and products.”

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

In consideration for the Klein License Agreement, we paid an aggregate amount of $1.0 million following the achievement of certain development milestones. In addition, we undertook to pay royalties of 1.5‑2.5% from revenues, 10% of royalties received from sublicensing and 2% of lump‑sum payments received from sublicensing up to $1 million and 4% above $1 million, in each case relating to products based on the licensed patents and intellectual property, for a term of 10‑15 years, as applicable, from the date of the first commercial delivery in a major country. In addition, under the Klein License Agreement, we agreed to pay a one‑time lump‑sum amount of $1.5 million upon reaching aggregate revenues of $100 million from the sale of such products.

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

The medical, biotechnology and pharmaceutical industries are intensely competitive and subject to significant technological change and changes in practice. While we believe that our innovative technology, knowledge, experience and scientific resources provide us with competitive advantages, we may face competition from many different sources with respect to NexoBrid, EscharEx, MWPC005 and our existing pipeline product candidates or any product candidates that we may seek to develop or commercialize in the future. Possible competitors may include medical practitioners, pharmaceutical and wound care companies, academic and medical institutions, governmental agencies and public and private research institutions, among others. Any product that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

In addition, we face competition from the current SOC. The current SOC for eschar removal in severe burns is surgery, where eschar removal can be performed by tangential excision, dermabrasion or hydro jet, or non‑surgical alternatives, such as applying topical medications to the eschar to facilitate the natural healing process. Consequently, we face competition from traditional surgical procedures and topical agents. However, based on our clinical trials, we believe that NexoBrid has a sustainable competitive advantage over the current non‑surgical alternatives and is less invasive than surgery in removing eschar in patients with burn wounds. See “—NexoBrid and Our Clinical History” for the results of our clinical trials.

Although we are in the clinical and preclinical phases for our pipeline product candidates for debridement of chronic and other hard‑to‑heal wounds and treatment of low risk basal cell carcinoma and connective tissue disorders and other indications, respectively, if one of our pipeline product candidates receives approval in the future, we would compete with traditional surgery and existing non‑surgical and other treatments. In chronic and other hard‑to‑heal wounds, we expect to face competition from current standard of care for debridement by sharp debridement or from the current non-surgical standard of care, either enzymatic debridement, primarily Smith & Nephew Plc’s Santyl, a collagenase-based product indicated for debriding chronic dermal ulcers and severely burned areas or autolytic debridement.

The current standard of care for treatment of low risk basal cell carcinoma, is surgical excision. In superficial basal cell carcinoma and inoperable nodular basal cell carcinoma, we expect to face competition from current topical applications such as imiquimod and 5FU.

In addition to the currently available products, other products may be introduced to debride chronic and other hard‑to‑heal wounds or treat superficial and nodular basal cell carcinoma and connective tissue disorders during the time that we engage in necessary development. Accordingly, if one of our pipeline product candidates is approved, our main challenge in the market would be to educate physicians seeking alternatives to surgery to use our product instead of already existing treatments. While we are still in the development stages, based on our studies, we believe that our pipeline product candidates will be more effective than the current non‑surgical alternatives and less invasive than surgery in removing eschar in chronic and other hard‑to‑heal wounds or tumor resection and may be comparable or perhaps better than currently available treatments for connective tissue disorders.

Government Legislation and Regulation

Our business is subject to extensive government regulation. Regulation by governmental authorities in the United States, the European Union and other jurisdictions is a significant factor in the development, manufacture and marketing of NexoBrid and in ongoing research and development activities. NexoBrid has completed the EMA’s preclinical and clinical trials and other pre‑marketing approval requirements and received marketing authorization for the European Union on December 18, 2012. Our pipeline product candidates would also have to complete such steps in the European Union. Additionally, we must also complete the approval processes in the United States and other jurisdictions in order to market NexoBrid, EscharEx, MWPC005 or our pipeline product candidates.

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

Studies in Phase 4 are all studies other than routine surveillance performed after drug approval and are related to the approved indication. For example, as part of the EMA regulatory approval process, we agreed to provide further data from our post‑marketing clinical trial of NexoBrid, the U.S. Phase 3 study (DETCET). While we believe that the EMA will accept this study to satisfy one of our post‑marketing commitments, if EMA is not satisfied by the study results, we will need to perform another costly study to provide such data.

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

In general, if the centralized procedure is not followed, there are three alternative procedures where applications are filed with one or more members state medicines regulators, each of which will grant a national marketing authorization:

•
Mutual recognition procedure. If an authorization has been granted by one-member state, or the Reference Member State, an application may be made for mutual recognition in one or more other member states, or the Concerned Member State(s).

•
Decentralized procedure. The decentralized procedure may be used to obtain a marketing authorization in several European member states when the applicant does not yet have a marketing authorization in any country.

•	National procedure. Applicants following the national procedure will be granted a marketing authorization that is valid only in a single member state. Furthermore, this marketing authorization is not based on recognition of another marketing authorization for the same product awarded by an assessment authority of another member state. If marketing authorization in only one-member state is preferred, an application can be filed with the national competent authority of a member state. The national procedure can also serve as the first phase of a mutual recognition procedure.

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

Data Privacy and Security Laws

We are also subject to data privacy and security laws in the E.U. as well as the EEA, including Regulation (EU) 2016/679 (General Data Protection Regulation, or GDPR) in relation to our collection, control, processing, sharing, disclosure and other use of personal data (i.e. data relating to an identifiable living individual). The GDPR is directly applicable in each E.U. and EEA Member State, however, it provides that E.U. and EEA Member States may introduce further conditions, including limitations, which could limit our ability to collect, control, process, share, disclose and otherwise use personal data (including health and medical information), and/or could cause our compliance costs to increase, ultimately having an adverse impact on our business. The GDPR imposes a strict data protection compliance regime including: providing detailed disclosures about how personal data is collected and processed (in a concise, intelligible and easily accessible form); demonstrating that valid consent or another an appropriate legal basis is in place or otherwise exists to justify data processing activities; appointing data protection officers in certain circumstances (and there are specific local law requirements, such as those in Germany, on the same); granting strengthened rights for data subjects in regard to their personal data (including the right to be “forgotten” and the right to data portability); introducing the obligation to notify data protection regulators or supervisory authorities (and in certain cases, affected individuals) of significant data breaches; imposing limitations on retention of personal data; maintaining a record of data processing; defining for the first time pseudonymized (i.e., key-coded) data; and complying with principal of accountability and complying with the obligation to demonstrate compliance through policies, procedures, training and audit. We are also subject to GDPR rules with respect to cross-border transfers of personal data out of the E.U. and EEA, which are evolving (for example, the European Commission has the ability to review adequacy decisions, such as the one in place for Israel); for example, in July 2020, the Court of Justice of the E.U. limited how organizations could lawfully transfer personal data from the EEA to the U.S.

Following Brexit, and the expiry of the transition period, we have to comply with the GDPR and separately the GDPR as implemented in the UK, each regime having the ability to fine up to the greater of €20 million/ £17.5 million or 4% of global turnover. The relationship between the UK and the EU in relation to certain aspects of data protection law remains unclear, e.g. how data transfers between EU member states and the UK will be treated. These changes may lead to additional compliance costs and could increase our overall risk as we expand into other foreign countries and jurisdictions, we may be subject to additional laws and regulations that may affect how we conduct business.

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

United States

Review and approval of biologics

In addition to E.U. regulations, NexoBrid is an investigational drug in the United States and is therefore subject to various U.S. regulations. In the United States, the FDA regulates biologics under the Federal, Food, Drug and Cosmetic Act (“FDCA”), the Public Health Service Act, and their respective implementation regulations. On March 24, 2011, the FDA classified NexoBrid as a biological product. Biologics require the submission of a BLA and licensure by the FDA prior to being marketed in the United States. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant to a variety of administrative or judicial sanctions as well as enforcement actions brought by the FDA, the U.S. Department of Justice or other governmental entities. Possible sanctions may include the FDA’s refusal to approve pending BLAs or supplements, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties.

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

Submission of a BLA to the FDA

The results of the preclinical studies and clinical trials, together with other detailed information, including information on the manufacture, control and composition of the product, are submitted to the FDA as part of a BLA requesting approval to market the product candidate for a proposed indication. Under the Prescription Drug User Fee Act (PDUFA), as amended, applicants are required to pay user fees to the FDA for reviewing a BLA. These user fees, as well as the annual program fees required for approved products, can be substantial. Each BLA submitted to the FDA for approval is typically reviewed for administrative completeness and reviewability within 60 days following submission of the application. If found complete, the FDA will “file” the BLA, which triggers a full review of the application. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission. The FDA’s established goals are to review and act on standard applications within ten months after it accepts the application for filing, or, if the application qualifies for priority review, six months after the FDA accepts the application for filing. In both standard and priority reviews, the review process is often significantly extended by FDA requests for additional information or clarification. The FDA reviews a BLA to determine, among other things, whether a product is safe, pure and potent and the facility in which it is manufactured, processed, packed, or held meets standards designed to assure the product’s continued safety, purity and potency. The FDA may convene an advisory committee to provide clinical insight on application review questions.

Before approving a BLA, the FDA generally inspects the facilities at which the product is manufactured or facilities that are significantly involved in the product development and distribution process, and will not approve the product unless cGMP compliance is satisfactory. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.  After the FDA evaluates a BLA and conducts inspections of manufacturing facilities where the investigational product will be produced, the FDA may issue an approval letter or a Complete Response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response letter will describe all of the deficiencies that the FDA has identified in the BLA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the Complete Response letter without first conducting required inspections, testing submitted product lots, and/or reviewing proposed labeling. In issuing the Complete Response letter, the FDA may recommend actions that the applicant might take to place the BLA in condition for approval, including requests for additional information or clarification.

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

The manufacturing of NexoBrid, EscharEx and our pipeline product candidates are and will be required to comply with applicable FDA manufacturing requirements contained in the FDA’s cGMP regulations. NexoBrid is manufactured at our production plant in Yavne, Israel, which is cGMP certified. The FDA’s cGMP regulations require, among other things, quality control and quality assurance, as well as the corresponding maintenance of comprehensive records and documentation. Biologic manufacturers and other entities involved in the manufacture and distribution of approved drugs and biologics are also required to register their establishments and list any products they make with the FDA and to comply with related requirements in certain states. These entities are further subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. In addition, a BLA holder must comply with post‑marketing requirements, such as reporting of certain adverse events. Such reports can present liability exposure, as well as increase regulatory scrutiny that could lead to additional inspections, labeling restrictions or other corrective action to minimize further patient risk. Discovery of problems with a product after approval may result in serious and extensive restrictions on the product, manufacturer or holder of an approved BLA, as well as lead to potential market disruptions. These restrictions may include recalls, suspension of a product until the FDA is assured that quality standards can be met, and continuing oversight of manufacturing by the FDA under a “consent decree,” which frequently includes the imposition of costs and continuing inspections over a period of many years, as well as possible withdrawal of the product from the market. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

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

The Animal Rule

In the case of product candidates that are intended to treat certain rare life-threatening diseases, conducting controlled clinical trials to determine efficacy may be unethical or unfeasible. Under regulations issued by the FDA in 2002, often referred to as the “Animal Rule”, the approval of such products can be based on clinical data from trials in healthy human subjects that demonstrate adequate safety and efficacy data from adequate and well-controlled animal studies. Among other requirements, the animal studies must establish that the drug or biological product is reasonably likely to produce clinical benefits in humans. Because the FDA must agree that data derived from animal studies may be extrapolated to establish safety and effectiveness in humans, seeking approval under the Animal Rule may add significant time, complexity and uncertainty to the testing and approval process. In addition, products approved under the Animal Rule are subject to additional requirements including post-marketing study requirements, restrictions imposed on marketing or distribution or requirements to provide information to patients.

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

In the United States, the ACA substantially changed the way healthcare is financed by both governmental and private insurers and significantly impacted the pharmaceutical industry. The ACA contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement changes and fraud and abuse provisions, which will impact existing government healthcare programs and will result in the development of new programs, including Medicare payment for performance initiatives and improvements to the physician quality reporting system and feedback program.  Additionally, the ACA:

•	increases the minimum level of Medicaid rebates payable by manufacturers of brand‑name drugs from 15.1% to 23.1%;

•	requires collection of rebates for drugs paid by Medicaid managed care organizations; and

•	imposes a non‑deductible annual fee on pharmaceutical manufacturers or importers who sell certain “branded prescription drugs” to specified federal government programs.

There remain judicial and congressional challenges to certain aspects of the ACA, as well as efforts by the current U.S. presidential administration to continue to seek amendments to or repeal of the ACA. While Congress has not passed repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been signed into law. For example, the Tax Cuts and Jobs Act of 2017 includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” The 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the ACA are invalid as well. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. The U.S. Supreme Court is currently reviewing the case, although it is unclear how the Supreme Court will rule.  It is also unclear how other efforts to challenge, repeal and replace the ACA will impact the ACA or our business. Congress may consider other legislation to repeal or replace elements of the ACA in the future. We cannot predict what legislation, if any, to repeal or replace the ACA will become law, or what impact any such legislation may have on our product candidate.

There has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which have resulted in several Congressional inquiries and proposed bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. The likelihood of implementation of any of these reform initiatives is uncertain, particularly in light of the new incoming Presidential administration. We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our products or additional pricing pressures. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

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

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures. Additionally, certain state and local laws require the registration of pharmaceutical sales representatives. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. For example, the California Consumer Privacy Act, or CCPA, which went into effect on January 1, 2020, among other things, creates new data privacy obligations for covered companies and provides new privacy rights to California residents, including the right to opt out of certain disclosures of their information. The CCPA also creates a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach. Although the law includes limited exceptions, including for “protected health information” maintained by a covered entity or business associate, it may regulate or impact our processing of personal information depending on the context. Further, the California Privacy Rights Act (CPRA), recently passed in California. The CPRA will impose additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required.

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

Properties

Our principal executive offices are located at 42 Hayarkon Street, Yavne 8122745, Israel. We lease these facilities from our largest shareholder, Clal Life Sciences, L.P. (“CLS”), pursuant to a sub‑lease agreement, as amended, that expires on October 30, 2022. The facilities consist of approximately 32,300 square feet of space, and the yearly lease fee is approximately $446,000. These facilities house our administrative headquarters, our research and development laboratories and our manufacturing plant. The sub-lease agreement includes an option to extend the lease period for additional 3 years at our sole discretion.

C.          Organizational Structure

The legal name of our company is MediWound Ltd. and we are organized under the laws of the State of Israel. Our corporate structure consists of MediWound Ltd., our Israeli parent company, (i) MediWound Germany GmbH, our active wholly‑owned subsidiary, which was incorporated on April 16, 2013 under the laws of the Federal Republic of Germany (ii) MediWound US, Inc., which was incorporated on December 8, 2020 under the laws of the State of Delaware and (iii) MediWound UK Limited, our inactive wholly‑owned subsidiary, which was incorporated on July 26, 2004 under the laws of England.

D.          Property, Plants and Equipment

See “ITEM 4.B. Business Overview—Properties”, “ITEM 4.B. Business Overview—Manufacturing, Supply and Production” and “ITEM 4.B. Business Overview—Environmental, Health and Safety Matters”.

Item 4A. UNRESOLVED STAFF COMMENTS

None.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2020 and related notes, and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS, as issued by the IASB.

Company Overview

 We are a biopharmaceutical company that develops, manufactures and commercializes novel, cost effective, bio-therapeutic solutions for tissue repair and regeneration. Our strategy is centered around our validated enzymatic platform technology, focused on next-generation bio-active therapies for burn and wound care and biological medicinal products for tissue repair.

Our first innovative biopharmaceutical product, NexoBrid, received marketing authorization from the EMA and the Israeli, Argentinean, South Korean, Russian and Peruvian Ministries of Health for removal of dead or damaged tissue, known as eschar, in adults with deep partial‑ and full‑thickness thermal burns, also referred to as severe burns. NexoBrid is currently in clinical development in North America. In September 2020, the FDA accepted for review our BLA for NexoBrid for eschar removal in adults with deep partial thickness and/or full thickness thermal burns. NexoBrid, a concentrated mixture of proteolytic enzymes enriched in bromelain, represents a new paradigm in burn care management and our clinical trials have demonstrated, with statistical significance, its ability to non‑surgically and rapidly remove the eschar earlier relative to existing standard of care upon patient admission, without harming viable tissues.

We commercialize globally NexoBrid via multiple sales channels. We sell NexoBrid to burn centers in the Europe and Israel, primarily through our sales force, focusing on key burn centers and key opinion leader management, and are establishing additional distribution channels in the European Union to extend the product's outreach. We have signed distribution agreements with local distributors in multiple international markets, which are responsible for obtaining local marketing authorization within the relevant territory. In the United States, we entered into exclusive license and supply agreements with Vericel to commercialize NexoBrid in North America, under which we received an up-front payment from Vericel of $17.5 million in 2019, and may be entitled to an additional $7.5 million, contingent upon approval of our BLA, and up to $125 million contingent upon NexoBrid meeting certain annual sales milestones, tiered royalties on net sales ranging from mid-high single-digit to mid-teen percentages, an equal split of gross profit on committed BARDA procurement orders, and a double-digit royalty on any additional future BARDA purchases of NexoBrid. In Addition, Pursuant to the First BARDA Contract, BARDA has initiated the procurement of NexoBrid valued at $16.5 million, for emergency stockpile as part of the HHS mission to build national preparedness for public health medical emergencies in the Unites States. In August 2020, BARDA accepted the first shipment of NexoBrid. Additional quarterly deliveries are expected to occur throughout 2021. In other international markets we sell NexoBrid through local distributors with which we have distribution agreements. For additional information on the commercialization of NexoBrid See ITEM 4.B.  “Information on the Company - Marketing, Sales and Distribution.”

We are conducting an expanded access treatment protocol (NEXT) for NexoBrid to treat burn patients with deep partial- and full-thickness burns in the U.S., which is funded by BARDA and which will continue to take place during the review of our BLA by the FDA. We are also conducting a pediatric study to broaden the approved indication of NexoBrid, which is also being funded by BARDA, in which we completed the patients enrollment stage.

An additional product candidate is EscharEx, a topical bioactive drug candidate designed to enzymatically debride chronic and other hard-to-heal wounds.  In January 2021, we determined that, due to COVID-19 enrollment delays and potentially future COVID-19 pandemic related implications on the conduct of its clinical studies, we are accelerating our EscharEx Phase 2 adaptive design study, for the treatment of venous leg ulcers (VLUs), by adjusting its enrollment target to 120 patients, down from the 174 originally planned.

Our third innovative product candidate, MWPC005, is a topically applied biological drug candidate for the treatment of non-melanoma skin cancers, based on the same active substance of NexoBrid and EscharEx products, a concentrated mixture of proteolytic enzymes enriched in bromelain. We have launched a new clinical development program to evaluate safety and tolerability of MWPC005 in patients with non-melanoma skin cancer.

We manufacture NexoBrid and our product candidates in our state‑of‑the‑art, EMA‑certified, cGMP‑compliant, sterile pharmaceutical products manufacturing facility at our headquarters in Yavne, Israel. Our securities are listed for trading on Nasdaq since March 2014 following our Initial Public Offering.

As of December 31, 2020, we had cash and cash equivalents of $21.6. Our revenues were $31.8 million and $21.8 million in 2019 and 2020, respectively. Our net operating profit was $4.5 million in 2019 and our net operating loss was $8.8 million in 2020. We had an accumulated deficit of $135 million as of December 31, 2020. We expect to incur significant expenses and operating losses for the foreseeable future, as research and development activities are central to our operations, which will offset by cash inflows from NexoBrid.

We expect to continue to invest in our research and development efforts, including in respect of our NexoBrid ongoing clinical trials which are fully funded by BARDA, as well as the clinical development and trials of EscharEx, MWPC005 and our other pipeline product candidates. In addition, we expect to continue to advance NexoBrid as a standard of care, and expand its commercial reach in international markets, including for potential use as a medical countermeasure during mass casualty events.

Key Components of Statements of Operations

Revenues

Sources of revenues. We derive revenues from sales of NexoBrid to burn centers and hospitals burn units in Europe and Israel as well as to local distributors in other countries in accordance with distribution agreements we have in place. We generate revenues from BARDA procurement of NexoBrid for emergency stockpile pursuant to BARDA contract. We have also begun to generate revenues under our exclusive license and supply agreements with Vericel, under which we received an up-front payment and may be entitled to additional payments as we progress towards commercialization of NexoBrid in North America.

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

Starting in May 2019, following entrance into the Vericel license and supply agreements, cost of revenues also includes costs associated with the research and development services provided to BARDA, including salaries and related expenses, clinical trials, sub‑contractors and external advisors. We expect that our cost of revenues from sale of products will continue to increase as we expand the sale of NexoBrid throughout the European Union, the United States and other international markets.

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

Participation by BARDA and IIA

On September 29, 2015, we were awarded a contract by the First BARDA Contract, which was amended on July 17, 2017, May 2019 and again on March 2020. The amended contract valued up to $159 million.  See “ITEM 4.B. Our Focus—Burn Care—BARDA Contracts.” The participation by BARDA was classified as reimbursement of research and development expenses. Starting in May 2019, following entrance into the Vericel license and supply agreements, participation by BARDA was classified as revenues from development services.

We received grants until 2018, subject to repayment through future royalty payments, as part of the NexoBrid and EscharEx research and development programs approved by the IIA. Research and development grants which were received from the IIA was recognized upon receipt as a liability, if future economic benefits are expected from the project that will result in royalty‑bearing sales. The amount of the liability for the loan was first measured at fair value using a discount rate that reflects a market rate of interest that reflects the appropriate degree of risks inherent in our business. The change in the fair value of the liability associated with grants from the IIA is reflected as an increase or decrease in our research and development expenses for the relevant period.

Our research and development expenses relate primarily to the development of NexoBrid and EscharEx. We charge all research and development expenses to operations as they are incurred.

The successful development of our patented enzymatic platform technology used in NexoBrid, EscharEx and additional pipeline product candidates is highly uncertain. As such, at this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of our technology for additional indications. This uncertainty is due to numerous risks and uncertainties associated with developing products, including the uncertainty of:

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

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of compensation expenses for personnel engaged in sales and marketing, including salaries, equity based‑compensation and benefits and related expenses, as well as promotion, marketing, market access, medical, and sales and distribution activities. These expenses also include costs related to our subsidiary in Germany, which is focused primarily on marketing NexoBrid, and cost related to maintain marketing authorization.

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

Financial Income/Financial Expense

Financial income includes interest income, revaluation of financial instruments and exchange rate differences. Financial expense consists primarily of revaluation of financial instruments, financial expenses in respect of deferred revenue, revaluation of lease liabilities and exchange rate differences. The market interest due on government grants received from the IIA is also considered a financial expense, and is recognized beginning on the date we receive the grant until the date on which the grant is expected to be repaid as part of the revaluation to fair value of liabilities in respect of government grants.

Discontinued Operation

Following the expiration of our PolyHeal license in 2013, we accounted for our operation related to PolyHeal as a discontinued operation in accordance with IFRS accounting standard 5, “Non‑current Assets Held for Sale and Discontinued Operations.” Accordingly, the results of any legal process profit or loss are reported separately as a discontinued operation in our statement of operations for the periods presented below.

Taxes on Income

The standard corporate tax rate in Israel was 24% in the year 2017, and as of January 1, 2018 and thereafter, the corporate tax rate is 23%.

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses totaling approximately $130 million as of December 31, 2020. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

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

Comparison of Period to Period Results of Operations

We are providing within this section a supplemental discussion that compares our historical statement of operations data in accordance with IFRS, as issued by the IASB. The below table and the below discussion provides data for each of the years ended December 31, 2019 and 2020. The below discussion of our results of operations omits a comparison of our results for the years ended December 31, 2018 and 2019. In order to view that discussion, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results— Comparison of Period to Period Results of Operations— Year Ended December 31, 2018 Compared to Year Ended December 31, 2019” in our Annual Report on Form 20-F for the year ended December 31, 2019, which we filed with the SEC on February 25, 2020.

	Years Ended December 31,
	2019	2020
Consolidated statements of operations data:
Revenue from sales of products	$3,611	$7,828
Revenue from development services	$10,678	$13,935
Revenue from license agreements	$17,500	$-
Total Revenues	$31,789	$21,763
Cost of revenues	11,849	14,218
Gross profit	19,940	7,545
Operating expenses:
Research and development, net of participation	4,969	7,698
Selling and marketing	4,064	3,228
General and administrative	5,242	5,459
Other expenses	1,172	-
Operating profit (loss)	4,493	(8,840)
Financial income	556	843
Financial expense	(2,983)	(1,279)
Profit (loss) from continuing operations	2,066	(9,276)
Profit from discontinued operation	2,889	80
Net profit (loss)	$4,955	$(9,196)

Year Ended December 31, 2019 Compared to Year Ended December 31, 2020

Revenues

We generated total revenues of approximately $21.8 million for the year ended December 31, 2020 compared to approximately $31.8 million for the year ended December 31, 2019. The decrease in total revenues was a result of the $17.5 million upfront payment from the Vericel Licensing agreement for NexoBrid, partially offset by the sale of products increase.

Revenues from sale of products

Revenues from sales of products in 2020 increase of $4.2 million and 117% in comparison to the $3.6 million in 2019, primarily as a result of BARDA’s procurement of NexoBrid for emergency stockpile. In 2020, BARDA has initiated the procurement of NexoBrid valued at $16.5 million for emergency stockpile, of which we have supplied approximately $5.8 million during 2020. Revenues from BARDA’s procurement were recognized net of Vericel’s share pursuant to gross profit split.  Additional quarterly deliveries to BARDA are expected through end of 2021.

Revenues from development services

Revenues from development services increases from $10.7 million in 2019 to $13.9 million in 2020. Up to May 2019, prior to entering the Vericel licensing and supply agreements, participation by BARDA in the amount of $3.8 million was recorded as reimbursement of research and development expenses.

Revenues from license agreement

In 2019, we recognized $17.5 million as a result of one-time upfront license payment from Vericel pursuant to the license agreement.

BARDA contributed 34% and 83% of our total revenue, in 2019 and 2020, respectively. Vericel contributed 55% of our total revenues in 2019.

Our revenues, as reported in our consolidated financial statements, are based on the location of the customers, as shown in the below table:

	Years Ended December 31,
	2019	2020

International (excluding U.S.)	$3,285	$3,733
U.S.	$28,504	$18,030
	$31,789	$21,763

Costs and Expenses

Cost of revenues

Cost of revenues from sales of products as a percentage of revenues decreased to approximately 40% for the year ended December 31, 2020 from approximately 65% in the year ended December 31, 2019. The decrease of cost of revenues from sales of product is primarily driven by BARDA procurement for emergency response preparedness.

Cost of revenues from development services as a percentage of revenues was approximately 79% in the year ended December 31, 2020 compared to approximately 83% in the year ended December 31, 2019. Starting in May 2019, as a result of the Vericel license and supply agreements, all research and development expenses related to BARDA were classified as cost of revenues from development services. Research and development expenses related to services provided to BARDA in the amount of $8.8 million and $11.1 million for the years ended December 31, 2019 and 2020, respectively, were recorded as cost of revenues from development services.

Cost of revenues from license agreements as a percentage of revenues were 4% in the year ended December 31, 2019, due to royalty payments pursuant to a license agreement with Mark Klein in regard to Vericel upfront payment.

Research and development expenses, net of participations

Research and development expenses, net participation, increased by 35% from approximately $5.0 million in the year ended December 31, 2019 to approximately $7.7 million in the year ended December 31, 2020. The increase was primarily related to EscharEx clinical development program initiated in 2019.

Starting in May 2019, following entrance into the Vericel licensing and supply agreements, participation by BARDA in the amounts of $10.7 and 13.9 million for the years ended December 31, 2019 and 2020, respectively, were classified as revenues from development services.

Selling and marketing expenses

Selling and marketing expenses decreased 21% in 2020 compared to 2019, from approximately $4.1 million in the year ended December 31, 2019 to approximately $3.2 million in the year ended December 31, 2020. The decrease in selling and marketing expenses, were primarily driven from our headquarters' restructuring in Europe.

General and administrative expenses

General and administrative expenses increased 4% in 2020 compared to 2019 from approximately $5.2 million in the year ended December 31, 2019 to approximately $5.5 million in the year ended December 31, 2020.

Other expenses

Other one-time expenses for the year ended December 31, 2019 were $1.2 million associated with the Vericel license and supply agreements.

Financial income

Financial income increased from $0.6 million in the year ended December 31, 2019 to $0.8 million in the year ended December 31, 2020 as a result of revaluation of contingent liability with respect to purchase of shares, described below under “Application of Critical Accounting Policies and Estimates - Contingent Consideration for Purchase of Shares”.

Financial expense

Financial expense decreased from approximately $3.0 million in the year ended December 31, 2019 to approximately $1.3 million in the year ended December 31, 2020. The decrease in financial expenses in 2020 was primarily driven by the Teva contingent liability revaluation, described below under “Application of Critical Accounting Policies and Estimates - Contingent Consideration for Purchase of Shares”.

Profit from Discontinued operations

Profit from discontinued operations was $0.1 million for the year ended December 31, 2020 compared with $2.9 million for the year ended December 31, 2019. The profit in both years was as a result of the Polyheal settlement of the litigation with certain PolyHeal Ltd.'s ("PolyHeal") shareholders. See “ITEM 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings”.

B.          Liquidity and Capital Resources

Our primary uses of cash are to fund working capital requirements, manufacturing costs, research and development expenses of EscharEx and other products candidates, as well as sales and marketing activities associated with the commercialization of NexoBrid in Europe.

In March 2014, we closed our IPO, resulting in net proceeds to us of approximately $71.7 million. In September 2015, we were awarded a contract by BARDA, which was modified in July 2017, May 2019 and March 2020, in each case in order to expand BARDA’s commitment to us, and further advancement of the development and manufacturing, emergency readiness for NexoBrid deployment as well as the procurement, of NexoBrid as a mass casualty medical countermeasure to be used in a public health emergency. The contract, as modified, provides up to $82 million of funding to us. The BARDA contract also includes options for BARDA (i) to further fund $10 million in development activities for other potential NexoBrid indications, and (ii) to further fund $50 million for further procurement of NexoBrid from us.  In addition, we were awarded an additional contract to develop NexoBrid for the treatment of Sulfur Mustard injuries as part of BARDA’s preparedness for mass casualty events. The contract provides approximately $12 million of funding to support research and development activities up to pivotal studies in animals under the U.S. FDA Animal Rule and contains options for additional funding of up to $31 million for additional development activities, animal pivotal studies, and the BLA submission for licensure of NexoBrid for the treatment of Sulfur Mustard injuries. See “ITEM 4.B. Our Focus—Burn Care—BARDA Contracts.” In addition, we completed an underwritten follow-on offering in September 2017, whereby we issued and sold 5,037,664 ordinary shares and received net proceeds of approximately $22.7 million (after deducting the underwriting discount and offering expenses payable by us), pursuant to our previous shelf registration statement on Form F‑3. We will continue to use the net proceeds from the sale of securities offered by us pursuant to that follow-on offering to fund our research and development activities, primarily the clinical development of EscharEx, and the remainder, if any, for working capital and other general corporate purposes. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Under our current shelf registration statement on Form F-3 declared effective by the SEC on April 22, 2019, we may offer from time to time up to $125 million in the aggregate of our ordinary shares, warrants and/or debt securities in one or more series or issuances.  In February 2020, we entered into an Open Market Sales Agreement with Jefferies LLC to issue and sell our ordinary shares with gross sales proceeds of up to $15 million, from time to time, through an at the market offering under which Jefferies LLC will act as our sales agent. As of the date hereof, we have not issued or sold any ordinary shares pursuant to the Open Market Sales Agreement.

The table below summarizes our sources of financing for the periods presented. The below discussion beneath the table omits a description of the sources of financing for the year ended December 31, 2018. In order to view that discussion, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” in our Annual Report on Form 20-F for the year ended December 31, 2019, which we filed with the SEC on February 25, 2020.

	Issuance of Ordinary Shares	BARDA Funding	Total
	(in thousands)
Year ended December 31, 2020	$-	$20,241	$20,241
Year ended December 31, 2019	$-	$14,773	$14,773

Our sources of financing in the year ended December 31, 2020 totaled $20.2 million of funding under the BARDA contracts and includes $2.2 million of Vericel gross profits split in respect of the initial BARDA procurement.

Our sources of financing in the year ended December 31, 2019 totaled $14.8 million and consisted primarily of funding under the BARDA contracts. The participation by BARDA for 2019 in an amount of $3.8 million was classified as participation by BARDA in Research and development expenses, and BARDA participation in an amount of $10.7 million was classified as revenues from development services.

As of December 31, 2020, we had $21.6 million of cash, cash equivalents and short-term deposits. Our net operating profit was $4.5 million for the year ended December 31, 2019 and net operating loss was $8.8 million for the year ended December 31, 2020. As of December 31, 2020, we had an accumulated deficit of $135 million. We expect to incur significant expenses and operating losses for the foreseeable future. The net losses we will incur may fluctuate from quarter to quarter.

Our capital expenditures for fiscal years 2018, 2019 and 2020 amounted to $0.5 million, $0.8 million and $0.9 million, respectively. Capital expenditures consist primarily of investments in manufacturing equipment and leasehold improvements.

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

Cash Flows

The following table summarizes our consolidated statement of cash flows for the periods presented. The below discussion beneath the table omits a description of our cash flows for the year ended December 31, 2018. In order to view that discussion, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows” in our Annual Report on Form 20-F for the year ended December 31, 2019, which we filed with the SEC on February 25, 2020:

	Year Ended December 31,
	2019	2020

Net cash provided by (used in):
Continuing operating activities	$9,888	$(6,700)
Continuing investing activities	(5,658)	17,385
Continuing financing activities	(1,006)	(629)
Discontinued operating activities	(1,599)	(195)
Discontinued investing activities	(1,239)	-

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

Net cash used by continuing operating activities decreased to approximately $6.7 million in the year ended December 31, 2020 compared to net cash provided in continuing operating activities of approximately $9.9 million in the year ended December 31, 2019. The decrease was as a result of the upfront license payment from the Vericel license and supply agreements in 2019.

 Net cash used in discontinued operating activities

Net cash used in discontinued operating activities was approximately $0.2 million in the year ended December 31, 2020, compared to $1.6 million in the year ended December 31, 2019. The cash used in 2019 and 2020 was primarily attributable to the consideration paid to PolyHeal’s shareholders following the settlement of the litigation with certain PolyHeal's shareholders. See “ITEM 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings”.

Net cash used in continuing investing activities

Our use of cash in continuing investing activities has been primarily related to investments in short‑term banks deposits and purchases of property and equipment. Net cash provided from investing activities was $17.4 million in the year ended December 31, 2020, compared to $5.7 million used during the year ended December 31, 2019. The increase was primarily attributable to $13.0 million of net investments in short-term bank deposits.

Net cash used in discontinued investing activities

Net cash used in discontinued investing activities was zero in the year ended December 31, 2020, compared to $1.2 million in the year ended December 31, 2019. The cash used in 2019 was primarily attributable to the consideration paid to PolyHeal’s shareholders for purchase of PolyHeal’s shares following the settlement of the litigation with certain PolyHeal's shareholders. See “ITEM 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings”.

Net cash (used in) provided by continuing financing activities

Net cash used in continuing financing activities was $0.6 million during the year ended December 31, 2020 compared to $1.0 million during the year ended December 31, 2019.

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

Revenue Recognition

The accounting policy for revenue recognition in accordance with IFRS15, “Revenues from Contracts with Customers” (the “Standard”), is as follows:

Revenues from the sale of products:

We generate revenues from sales of our innovative biopharmaceutical product, NexoBrid, to burn centers and hospital burn units across Europe, Israel and local distributors in international markets. We also generate revenues from sales to BARDA for U.S. emergency stockpile.

              We also recognize revenues from licensing transactions over time when we provide the customer a right to access our intellectual property throughout the license period.

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

Combination of contracts:

We account for multiple contracts as a single contract when all the contracts are signed at or near the same time with the same customer or with related parties of the customer, and when one of the following criteria is met:

•	The contracts are negotiated as a package with a single commercial objective.

•	The amount of consideration to be paid in one contract depends on the consideration or performance of another contract.

•	The goods or services that we will provide according to the contracts represent a single performance obligation for us.

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

The determination of the grant date fair value of options using an options pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the expected volatility of our share price over the expected term of the options, share option exercise and cancellation behaviors, risk‑free interest rates and expected dividends, which are estimated as follows:

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

Government Funding from BARDA

Non‑royalty bearing funds from BARDA for funding research and development activities of NexoBrid are recognized at the time we are entitled to such funds on the basis of the related costs incurred and were recorded as a reduction to our research and development expenses. Starting May 2019, under the Vericel license and supply agreements, where Vericel has an effective control over the BARDA agreements, BARDA's funding for research and development activities of NexoBrid are recognized as revenues from development services.

Contingent Consideration for Purchase of Shares

On September 2, 2013, in accordance with the terms of the Teva Pharmaceuticals Industries Ltd. ("Teva") Shareholders’ Rights Agreement entered into in 2007 and amended in 2010, we exercised our rights to repurchase all of our shares held by Teva in consideration for an obligation to pay Teva future royalty payments of 20% of our revenues from the sale or license of NexoBrid resulting in royalty payments up to a total amount of $30.6 million and from the sale or license of the PolyHeal Product resulting in royalty payments up to a total amount of $10.8 million. We account for this obligation as a liability on our balance sheet in an amount equal to the fair value of the future royalty payments. In order to determine the fair value, we estimated the amount and timing of the future payments to Teva based on our projected results of operations. The obligation to pay Teva future royalty payments no longer includes amounts from the sale or license of the PolyHeal Product since the license to the PolyHeal Product has expired.

Pursuant to the terms of the Teva Settlement Agreement signed in March 2019 (the " Settlement Agreement with Teva"), Teva has agreed to reduce the contingent consideration that is payable to Teva pursuant to the repurchase of our shares from Teva in 2013. We became obligated to pay Teva annual future royalty payments of 15% of our revenues from products or license of NexoBrid starting from January 1, 2019, up to a total amount of $10.2 million, and Teva paid us $4.0 million in cash. The fair value of the revised future royalty obligation to Teva was estimated at 4.9 million as of December 31, 2019, using a discounted cash flow model based on sales projections.  As a result we recorded financial expenses of $1.7million in our consolidated statements of comprehensive profit or loss in respect of that settlement in the year ended December 31, 2019.

Pursuant to an amendment to the Teva Settlement Agreement from December 2020, Teva has agreed to revised the payment consideration that is payable to Teva pursuant to the purchase of shares. According to the amendment, we agreed to pay Teva $1 million upon signing and became obligated to pay an additioanl amount of $2 million over the years 2021-2023, in addition to a modified contingent consideration in amount of $7.2 million in quarterly fixed payments starting 2021, subject to revenues generated from sales of NexoBrid. See “ITEM 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings. Pursuant to the amendment of the Teva Settlement Agreement, the fair value of the liabilities in respect of purchase of shares was revaluated to be approximately $6.6 million, and financial income of $0.4 million was recorded.

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

On the commencement date, the lease liability includes all unpaid lease payments discounted at the interest rate implicit in the lease, if that rate can be readily determined, or otherwise using our incremental borrowing rate. After the commencement date, we measure the lease liability using the effective interest rate method. The lease liability was valued as $2.3 million as of December 31, 2020.

On the commencement date, the right-of-use asset is recognized in an amount equal to the lease liability plus lease payments already made on or before the commencement date and initial direct costs incurred. The right-of-use asset is measured applying the cost model and depreciated over the shorter of its useful life and the lease term. The right of-use was valued as $1.9 million as of December 31, 2020.

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

We currently have Beneficiary Enterprise programs under the Investment Law, which we believe will entitle us to certain tax benefits. The majority of any taxable income from our Beneficiary Enterprise programs (once generated) would be tax exempt for a period of ten years commencing in the year in which we will first earn taxable income relating to such enterprises, subject to the 12-year limitation from the year the company chose to have its tax benefits apply.

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

C.          Research and Development, Patents and Licenses, etc.

Our research and development strategy is centered on developing our patented proteolytic enzyme technology, which underlies NexoBrid and EscharEx, into additional products for high‑value indications. Our research and development team is located at our facilities in Yavne, Israel, and consists of 65 employees as of December 31, 2020 and is supported by highly experienced consultants in various research and development disciplines.

We have received government grants (subject to our obligation to pay royalties) as part of the NexoBrid and EscharEx research and development programs approved by the IIA. The total gross amount of grants actually received by us from the IIA, including accrued LIBOR interest and net of royalties actually paid, totaled approximately $13.7 million as of December 31, 2020 and the amortized cost (using the interest method) of the liability totaled approximately $6.9 million and $7.3 million as of December 31, 2019 and 2020, respectively. Because the repayment of IIA grants is in the form of future royalties, the balance of the commitments to the IIA is presented as an amortized liability on our balance sheet. As of December 31, 2020, we had accrued and paid royalties to the IIA totaling $0.2 million.

We received funds from BARDA in accordance with the terms of our BARDA contracts. As of December 31, 2020 we had accrued $57 million of BARDA’s participation in NexoBrid’s research and development programs.

For a description of our research and development policies for the last three years, see “ITEM 4.B. Business Overview—Research and Development.”

D.          Trend Information

The COVID-19 pandemic has impacted companies in Israel and around the world, and as its trajectory remains highly uncertain, we cannot predict the duration and severity of the outbreak and its containment measures. Further, we cannot predict impacts, trends and uncertainties involving the pandemic’s effects on economic activity, the size of our labor force, our third-party partners, our investments in marketable securities, and the extent to which our revenue, income, profitability, liquidity, or capital resources may be materially and adversely affected. See also “ITEM 3.D. – Risk Factors – “The coronavirus (COVID-19) outbreak could adversely impact our business, financial condition and results of operations.” and – “We depend on a sole supplier to obtain our intermediate drug substance, bromelain SP, which is necessary for the production of our products.”

Other than the foregoing and as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to the present time that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.          Off‑Balance Sheet Arrangements

We do not currently engage in off‑balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of February 15, 2021:

Name	Age	Position
Executive Officers

Sharon Malka	49	Chief Executive Officer

Boaz Gur-Lavie	47	Chief Financial Officer

Lior Rosenberg, M.D.	75	Chief Medical Technology Officer

Ety Klinger Ph.D.	59	Chief Research and Development Officer

Yaron Meyer	42	Executive Vice President, General Counsel and Corporate Secretary

Directors

Stephen Wills(3)	64	Executive Chairman of the Board of Directors

Ofer Gonen	48	Director

Assaf Segal	49	Director

Vickie R. Driver, M.D(3)	67	Director

Nissim Mashiach(1)(2)(3)(4)	60	Director

Sharon Kochan(1)(2)(3)(4)	52	Director

Samuel Moed (2)(3)(4)	58	Director

David Fox(1)(3)(4)	63	Director
________________
(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Independent director under the listing rules of the Nasdaq Stock Market.

(4)	External director under the Companies Law.

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

Directors

Stephen T. Wills has served as a member of our board of directors since May 2017, as Chairman of our board since October 2017 and as Executive Chairman of our board since May 2019. Mr. Wills has served, since 1997, as the Executive Vice President, Secretary, Treasurer and Chief Financial Officer of Palatin Technologies, Inc. ("Palatin"), a publicly‑held biopharmaceutical company developing targeted, receptor‑specific peptide therapeutics for the treatment of diseases with significant unmet medical need and commercial potential. He has served in various roles at Palatin since 2017, including as Executive Vice President of Operations from 2005 until June 2011 and as and as Chief Operating Officer and Executive Vice President from 2011 to present. Mr. Wills served as Executive Chairman and Interim Principal Executive Officer of Derma Sciences, Inc. ("Derma"), a publicly‑held company providing advanced wound care products, from December 2015 until February 2017 when Derma was acquired by Integra Lifesciences Holdings Corporation. Mr. Wills also served as the lead director and chairman of the audit committee until February 2017 and as Derma Chief Financial Officer from 1997 to 2000. Mr. Wills serves on the board of trustees and executive committee of The Hun School of Princeton since 2013, and its chairman since June 2018.  From 1991 to 2000 Mr. Wills was the president and Chief Operating Officer of Golomb, Wills & Company, P.C., a public accounting firm. Mr. Wills, a certified public accountant, received his B.S in accounting from West Chester University, and a M.S. in taxation from Temple University.

Ofer Gonen has served as a member of our board of directors since September 2003. Mr. Gonen is the Chief Executive Officer of Clal Biotechnology Industries Ltd. (TASE: CBI) since 2017. Mr. Gonen manages CBI's life science investments and business development in both the U.S. and Israel. Previously Mr. Gonen served as a Vice President of CBI from 2003-2015. Mr. Gonen serves as a board member of several portfolio companies, including Gamida Cell Ltd. (Nasdaq: GMDA). Prior to joining CBI, Mr. Gonen was the general manager of Biomedical Investments Ltd., a partner in Arte Venture Group as well as technology consultant to various Israeli venture capital funds. Mr. Gonen gained extensive experience in R&D and management of defense-oriented projects within the prestigious "Talpiot" program of the Israeli Defense Forces, for which he was awarded the Israeli National Security Medal. Mr. Gonen holds a B.Sc. in Physics, Mathematics and Chemistry from the Hebrew University of Jerusalem and an M.A. in Economics and Finance from Tel Aviv University, Israel.

Assaf Segal has served as a member of our board of directors since October 2017. Mr. Segal has served as the Chief Financial Officer at Clal Biotechnology Industries Ltd. since July 2015. Mr. Segal serves as a board member of several companies, including FDNA Inc., Pi-Cardia Ltd., Biokine therapeutics Ltd., Campus Bio Ltd., Clal Life Sciences L.P. and Clal Application Center Ltd. Prior to that time, Mr. Segal was a Partner at Variance Economic Consulting Ltd., from 2004 until June 2015, where he provided in‑depth consulting for international and local clients in a wide range of industries, including telecommunications, internet, biotech, heavy industry and financial sectors. Previously, he founded a start‑up software company. Mr. Segal also previously held a managerial position at PriceWaterhouseCoopers Corporate Finance and was an Economic Department manager at the North American division of Amdocs Inc. His experience also includes risk management and house account (“Nostro”) trading at the Union Bank of Israel, and serving as an economist for capital markets in the Research Department of the Bank of Israel. Mr. Segal also has many years of experience in economic consulting and company valuations, joint ventures and financial instruments for investments, M&A, and IPOs. He has 15 years of experience in economic consulting for international and local clients in the Bio‑Tech sector as well as in Hi‑Tech, financial and other sectors. He holds a B.A. in Economics and Statistics and an M.B.A. (Finance and Information Systems) from the Hebrew University of Jerusalem.

Vickie R. Driver has served as a member of our board of directors since May 2017. Dr. Driver is board certified in foot surgery by the American Board of Podiatric Surgery and is a Fellow at the American College of Foot and Ankle Surgeons, licensed in Rhode Island and Massachusetts. Her career as a podiatric physician and surgeon has included a special emphasis on limb preservation and wound healing in her medical practice, as well as, research and education. Dr. Driver was Professor of Surgery in the Department of Orthopedics at Brown University (Clinical) from 2014 to 2019 and is now Adjunct Professor of Barry University and Visiting Professor at Cardiff University. She has served for 11 years on the Board of Directors for the Association for the Advancement of Wound Care (“AAWC”), and recently completed her tenure as President for this international organization. Dr. Driver is also the chair of Wound Care Experts and U.S. Food and Drug Administration (“FDA”) Clinical Endpoints Project. She also serves as a member at large to the Board of Directors of the Wound Healing Society (“WHS”) and Board Member to the Critical Limb Ischemia (“CLI”) Global Society. In addition, she serves on multiple national and international clinical committees that focus on preventing limb loss and improving wound healing in the high‑risk population. She has served as an investigator for more than 70 important multi‑center randomized clinical trials, as well as developed and supervised multiple research fellowship training programs. She has served and chaired multiple committees for large national and international pivotal clinical trials and has authored over 120 publications and abstracts. Dr. Driver is credited with the development and directorship of multiple major multidisciplinary Limb Preservation – Wound Healing Centers of Excellence, including Military/VA, Hospital and University based programs. From 2015 to 2019, she has served as Director, Translational Medicine, Wound Healing at the Novartis Institute for Biomedical Research. From 2011 to 2014, she was Program Director, Inaugural Educational Committee at the American College of Wound Healing and Tissue Repair at University of Illinois School of Medicine. From 2011 to 2015, she was also Scientific Director, Colorado Prevention Center, Wound Care Laboratory at the University of Colorado. From 2012 to 2015, Dr. Driver held a number of positions at the Providence Veterans Administration Medical Center in Rhode Island, including Chief, Section of Podiatric Surgery and Director, Clinical Research, Limb Preservation and Wound Healing. Prior thereto, she held various positions at multiple major multidisciplinary Limb Preservation – Wound Healing Centers of Excellence. Dr. Driver received a Doctorate of Podiatric Medicine and Surgery from the California College of Podiatric Medicine and Surgery and a Masters in Medical Education from Samuel Merritt University.

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

Sharon Kochan has served as a member of our board of directors since June 2017. Mr. Kochan has served as Executive Vice President & President pharmaceuticals, for Perrigo Company Plc., a global, over‑the‑counter, consumer goods and specialty pharmaceutical company listed on the New York Stock Exchange, since 2018, President International from 2012 to 2018 and has been a member of the Perrigo Executive Committee since 2007. From March 2007 to July 2012, he served as Executive Vice President, General Manager of Prescription Pharmaceuticals for Perigo and from 2005 to 2007, he was Senior Vice President of Business Development and Strategy for Perrigo. Mr. Kochan was Vice President, Business Development of Agis Industries (1983) Ltd. from 2001 until Perrigo acquired Agis in 2005. He completed the Senior Management Program at the Technion Institute of Management in Haifa, Israel, received a Master of Science in Operations Research & Management Science from Columbia University in New York City and received a Bachelor of Science in Industrial and Management Engineering from Tel‑Aviv University in Tel‑Aviv, Israel.

Mr. Samuel Moed has served as a member of our board of directors since April 2020. Prior to joining our board, Mr. Moed served as an executive at Bristol-Myers Squibb, a global biopharma company focused on innovative therapeutics. In his most recent capacity as Senior Vice President, Corporate Strategy, Mr. Moed led the strategic planning of the company in all major business activities worldwide. Previously, Mr. Moed oversaw strategy for BMS’ Worldwide Pharmaceuticals Group, encompassing a range of global strategic initiatives, and managed a global portfolio of strategic alliances. Among other positions, he served as President of U.S. Pharmaceuticals and as President of Worldwide Consumer Healthcare. Mr. Moed received a BA in history from Columbia University in New York City.

Mr. David Fox has served as a member of our board of directors since April 2020. Mr. Fox was most recently a partner at Kirkland & Ellis LLP and served as a member of its Global Executive Management Committee until 2019. Prior to joining Kirkland, Mr. Fox was partner with Skadden, Arps, Slate, Meagher & Flom LLP, where he was a member of its top governing committee. Mr. Fox is a director of Israel Discount Bank of New York, Gamida Cell Ltd., Atrium European Real Estate Limited, Atlas Crest Investment Corp. (which he is expected to leave upon closing of the merger between atlas crest and archer aviation) and Atlas Crest Investment Corp. II. He is a member of the board of directors at the Park Avenue Armory, and a member of the advisory board of New Alternatives for Children. Mr. Fox serves on the executive committee of the board of governors, and is an honorary fellow of the Hebrew University, Jerusalem. He holds an LL.B. degree from Jerusalem University, Israel.

B.          Compensation

Compensation of Directors and Executive Officers

The table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2020. All amounts reported in the table reflect the cost to the company, as recognized in our financial statements for the year ended December 31, 2020.

Name and Position	Salary & Social Benefits(1)	Bonus	Share‑Based Payment(2)	Other Compensation(3)	Total
	( thousand U.S. dollars)(4)

Sharon Malka, Chief Executive Officer	398	119	250	3	770

Lior Rosenberg, M.D., Chief Medical Technology Officer	313	104	45	23	485

Ety Klinger, Chief Research & Development Officer	273	86	60	16	435

Boaz Gur-Lavie, Chief Financial Officer	241	76	63	24	404

Yaron Meyer, Executive Vice president, General Counsel & Corporate Secretary	238	72	49	5	364
________________
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

(2)
Represents the equity‑based compensation expenses recorded in the company’s consolidated financial statements for the year ended December 31, 2020 based on the options’ grant date fair value in accordance with accounting guidance for equity‑based compensation.

(3)	Represents the other benefits to such officer, which includes either or both of (i) car expenses, including lease costs, gas and maintenance, provided to the officers, and (ii) vacation benefits.

(4)
Converted (i) from NIS into U.S. dollars at the rate of NIS3.4 = U.S$1, based on the average representative rate of exchange between the NIS and the U.S. dollar in the year ended December 31, 2020 as reported by the Bank of Israel in the year ended December 31, 2020.

The aggregate compensation paid and equity‑based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended December 31, 2020 was $0.9 million. As of December 31, 2020, options to purchase 1,421,249 ordinary shares, exercisable at a weighted average exercise price of $2.63 per share, and restricted share units (“RSUs”) that may be settled for 60,003 ordinary shares, in each case granted to our directors and executive officers, were outstanding under our equity incentive plans. We do not have any written agreements with any director providing for benefits upon the termination of such director’s relationship with our company or its subsidiaries.

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

2014 Equity Incentive Plan

In March 2014, we adopted and obtained shareholder approval for our 2014 Equity Incentive Plan, which was amended as of December 18, 2018 (the “2014 Plan”). The 2014 Plan provides for the grant of options, restricted shares, RSUs and other share‑based awards to our and our subsidiaries’ and affiliates’ directors, employees, officers, consultants and advisors, among others and to any other person whose services are considered valuable to us or them, to continue as service providers, to increase their efforts on our behalf or behalf of a subsidiary or affiliate and to promote the success of our business. Following the approval of the 2014 Plan by the Israeli tax authorities, we are only granting options or other equity incentive awards under the 2014 Plan, although previously‑granted options and awards will continue to be governed by our 2003 Plan and the shares underlying such options and awards will count against the reserved pool for the 2014 Plan. The initial reserved pool under the 2014 Plan was 3,032,742 ordinary shares, which will automatically increase on January 1 of each year by a number of ordinary shares equal to the lowest of (i) 2% of our outstanding shares, (ii) 600,000 shares and (iii) a number of shares determined by our board of directors, if so determined prior to January 1 of the year in which the increase will occur; provided that the pool of shares reserved under the Plan shall not exceed 15% (fifteen percent) of the then outstanding shares. Pursuant to an “evergreen” provision in the 2014 Plan, the reserved pool was increased by 431,006, 540,955, 543,577 and, 544,055 ordinary shares as of January 1, 2015, January 1, 2018, January 1, 2019 and January 1, 2020, respectively, representing 2% of our outstanding shares as of each such date. We did not increase the reserved pool in 2016 or 2017.

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

The following table provides information regarding the outstanding options to purchase our ordinary shares, and RSUs held by each of our directors and executive officers who beneficially owns greater than 1% of our ordinary shares (after including shares underlying options or RSUs) as of February 15, 2021:

Name	Number of Options	Number of RSUs	Grant Date	Exercise Price	Vested Options/RSU's as of February 15, 2021	Expiration Date
Sharon Malka, Chief Executive Officer	121,600		12/24/2013	$12.89	121,600	12/23/2023
	50,000		12/23/2015	$9.58	50,000	12/22/2025
	135,000		12/31/2018	$5.15	67,500	12/30/2028
		45,000	12/31/2018		22,500
	40,000		5/2/2019	$4.92	10,000	5/1/2029
		20,000	5/2/2019		5,000
	81,170		6/29/2020	$1.75	-	6/28/2030

Lior Rosenberg, Chief Medical Technology Officers	76,000		12/24/2013	$12.89	76,000	12/23/2023
	25,000		12/23/2015	$9.58	25,000	12/22/2025
	20,000		12/31/2018	$5.15	5,000	12/30/2028
		6,667	12/31/2018		3,334
	43,600		4/23/2020	$1.75	-	4/22/2030

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

In accordance with the exemption available to foreign private issuers under Nasdaq rules, we are not required to comply with the requirements of the Nasdaq rules with regard to having a majority of independent directors on our board of directors, as long as we follow Israeli law and practice, in accordance with which our board of directors includes at least two external directors. Our board of directors has determined that four of our six current directors are independent under the Nasdaq Stock Market listing rules. The definition of “independent director” under the Nasdaq Stock Market listing rules and “external director” under the Israeli Companies Law overlap to a significant degree such that we would generally expect the two directors that serve as external directors to qualify as independent under the Nasdaq Stock Market listing rules. However, it is possible for a director to qualify as an “external director” under the Israeli Companies Law without qualifying as an “independent director” under the Nasdaq Stock Market listing rules, or vice‑versa. The definition of external director under the Israeli Companies Law includes a set of statutory criteria that must be satisfied, including criteria whose aim is to ensure that there is no factor that would impair the ability of the external director to exercise independent judgment. The definition of independent director under the Nasdaq Stock Market listing rules specifies similar, although less stringent, requirements in addition to the requirement that the board of directors consider any factor which would impair the ability of the independent director to exercise independent judgment. In addition, external directors serve for a period of three years pursuant to the requirements of the Israeli Companies Law. However, external directors must be elected by a special majority of shareholders while independent directors may be elected by an ordinary majority. See “—External Directors” for a description of the requirements under the Israeli Companies Law for a director to serve as an external director.

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

According to the Israeli Companies Law and regulations promulgated thereunder, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise (each, as defined below); provided that at least one of the external directors must be determined by our board of directors to have accounting and financial expertise. However, if at least one of our other directors (i) meets the independence requirements under the Exchange Act, (ii) meets the standards of the Nasdaq Stock Market listing rules for membership on the audit committee and (iii) has accounting and financial expertise as defined under the Israeli Companies Law, then neither of our external directors is required to possess accounting and financial expertise as long as each possesses the requisite professional qualifications.

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

Leadership Structure of the Board

In accordance with the Israeli Companies Law and our articles of association, our board of directors is required to appoint one of its members to serve as chairman of the board of directors. Our board of directors has appointed Stephen T. Wills to serve as executive chairman of the board of directors.

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

Nasdaq listing rules composition requirements

Under the Nasdaq Stock Market listing rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise. If we choose to follow requirements under Israeli law in lieu of those Nasdaq requirements, we must disclose that fact in this annual report.

Our audit committee consists of Sharon Kochan (chairperson), Nissim Mashiach and David Fox each of whom is an independent director in accordance with Rule 10A‑3(b)(1) under the Exchange Act and satisfies the independent director requirements under the Nasdaq Stock Market listing rules. All members of our audit committee meet the requirements for financial literacy under the applicable listing rules of the Nasdaq Stock Market. Our board of directors has determined that Sharon Kochan is an “audit committee financial expert,” as defined in the SEC regulations.

Audit committee role

Our board of directors has adopted an audit committee charter that sets forth the responsibilities of the audit committee consistent with the rules and regulations of the SEC and the Nasdaq Stock Market listing rules, as well as the requirements for such committee under the Israeli Companies Law, including the following:

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

Our compensation committee consists of Nissim Mashiach (chairperson), Sharon Kochan and Samuel Moed, each of whom is an independent director under the Nasdaq Stock Market listing rules and each of whom satisfies the above-described additional requirements for compensation committee members under the Nasdaq rules and Exchange Act.

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

As of February 15, 2021, Clal Biotechnology Industries Ltd. beneficially owned or controlled, directly and indirectly, 34.6% of our issued and outstanding ordinary shares and (assuming that no other shareholder holds more than 50% of the voting rights in our company) should therefore be deemed a “controlling shareholder” for purposes of the approval of related party transactions under the Israeli Companies Law.

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

As of December 31, 2020, we had 75 employees, 65 of whom were based in Israel and 10 based throughout Europe and employed by our German subsidiary. The distribution of our employees according to main areas of activity is as follows: 8 employees in the administrative department, 24 employees in the research and development department, 33 employees in the manufacturing department and 10 employees in the sales and marketing department. As of December 31, 2020, we did not employ a significant number of temporary employees.

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

The following table sets forth information with respect to the beneficial ownership of our shares as of February 16, 2021 by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. The percentage of shares beneficially owned is based on 27,236,938 ordinary shares issued and outstanding as of February 16, 2021. Ordinary shares that are issuable under stock options or RSUs that are currently exercisable or exercisable within 60 days of February 16, 2021 are deemed to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the number of shares and percentage ownership of that person. Those shares are not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person.

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

Name of Beneficial Owner	Number of Shares Beneficially Held	Percentage of Class
Directors and Executive Officers
Stephen T. Wills	*	*

Ofer Gonen	*	*

Assaf Segal	*	*

Vickie R. Driver	*	*

Nissim Mashiach	*	*

Sharon Kochan	*	*

David Fox	*	*

Samuel Moed	*	*

Sharon Malka	378,772	1.4%

Boaz Gur-Lavie	*	*

Lior Rosenberg(1)	1,964,905	7.2%

Ety Klinger	*	*

Yaron Meyer	*	*

All executive officers and directors as a group (13 persons)(2)	2,679,800	9.3%

Principal Shareholders (who are not Directors or Executive Officers)

Clal Biotechnology Industries Ltd.(3)	9,429,555	34.6%

Migdal Insurance & Financial Holdings Ltd.(4)	2,126,058	7.8%
_____________________
*	Less than 1%.

(1)
As reported on a Schedule 13G/A filed on February 2, 2021, shares beneficially owned consist of: (i) 143,700 ordinary shares held directly by Prof. Rosenberg; (ii) 111,000 ordinary shares issuable upon exercise of outstanding options held directly by Prof. Rosenberg that are currently exercisable or exercisable within 60 days of December 31, 2020; and (iii) 1,710,205 ordinary shares held by L.R. Research and Development Ltd. in trust for the benefit of Prof. Rosenberg. Prof. Rosenberg is the sole shareholder of L.R. Research and Development Ltd.

(2)
Shares beneficially owned consist of 1,907,695 ordinary shares held directly or indirectly by such executive officers and directors and 772,105 ordinary shares issuable upon exercise of outstanding options that are currently exercisable or exercisable within 60 days of February 16, 2021.

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

(4)
As reported on a Schedule 13G filed on February 16, 2021, shares beneficially owned consist of: (i) 1,909,112 ordinary shares held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by direct and indirect subsidiaries of Migdal Insurance & Financial Holdings Ltd (“Migdal”), and (ii) 216,946 ordinary shares are beneficially held for their own account (Nostro account). Migdal is a widely held public company listed on the Tel Aviv Stock Exchange. The address of Migdal is 4 Efal Street, Petah Tikva 49512, Israel.

Changes in Ownership of Major Shareholders

          To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2018. The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

Controlling Shareholder

Because CBI (and its affiliates) beneficially owned or controlled, directly and indirectly, 34.6 % of our issued and outstanding ordinary shares as of December 31, 2020, it is considered a “controlled shareholder” under the Israeli Companies Law.

Registered Holders

As of February 15, 2021, we had one holder of record of our ordinary shares in the United States, which is Cede & Co., the nominee of The Depository Trust Company. This shareholder held in the aggregate 57.4% of the 27,236,938 ordinary shares issued and outstanding as of February 15, 2021. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

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

Sub-Lease Agreement

In January 2018, we entered into a sub-lease agreement (the “Sub-Lease Agreement”), with Clal Life Sciences, L.P. (“CLS”), a subsidiary of CBI, our controlling shareholder, which was amended in February 2019. Pursuant to the Sub-Lease Agreement, we currently sublease approximately 32,300 square feet of laboratory, office and clean room space from CLS and our yearly rent is $0.4 million. The Sub-Lease Agreement is scheduled to expire on October 30, 2022. The sub-lease agreement includes an option to extend the lease period for an additional 3 years at our sole discretion.

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

Options

Since our inception, we have granted options to purchase our ordinary shares to our directors and executive officers. Such option agreements may contain acceleration provisions upon certain merger, acquisition or change of control transactions. We describe our option plans under “ITEM 6.B. Compensation—2003 Israeli Share Option Plan” and “ITEM 6.B. Compensation—2014 Equity Incentive Plan.” If an executive officer is involuntarily terminated without cause or the executive officer voluntarily terminates his employment for good reason (as defined in the employment agreement), all options will immediately vest. Upon the consummation of a merger or acquisition transaction, an executive officer’s options will be assumed or substituted by the surviving company, if applicable, or, in the compensation committee’s sole discretion, will vest immediately or be amended, modified or terminated. Our compensation committee approved accelerated vesting in the case of a merger or an acquisition transaction for certain of our directors and executive officers with respect to the option agreements dated December 23, 2015, June 22, 2017, January 16, 2018, December 31, 2018, May 2, 2019 and April 23, 2020.

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

Settlement of Litigation Involving Our Company, PolyHeal Shareholders and Teva

In March 2019, we entered into settlement agreements and mutual general releases with respect to our previously-reported litigation arising under a series of agreements among PolyHeal, Teva and our company that we entered into in 2010 (collectively, the “2010 PolyHeal Agreements”). For a description of the history of the proceedings related to the 2010 PolyHeal Agreements and a dispute related to a collaboration agreement between Teva and our company that we entered into in 2007 (the "2007 Teva Agreement,") please see “ITEM 8. Financial Information— A. Consolidated Statements and Other Financial Information— Legal Proceedings” in our annual report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 25, 2019 (the “2018 Form 20-F”).

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

On December 13, 2020, we signed an amendment to the Teva settlement agreement that replaces the revenue-based payment mechanism with a fixed payment schedule.  The aggregate amount paid to Teva of up to $10.2 million and the other terms, including with respect to our indemnification obligations, in the Teva settlement agreement are unchanged.  Out of the $3 million already due to Teva we paid $1 million of the on December 2020 and the balance will be paid in twelve quarterly equal installments during the period commencing on January 1, 2021 and ending on December 31, 2023. In addition, commencing on January 1, 2021, we have agreed to pay Teva an aggregate annual amount of $1 million in four quarterly equal installments, unless we do not recognize any revenues generated from the sale or license of NexoBrid in any such quarter, up to an aggregate amount equal to $7.2 million regardless of the number of quarters required for purposes of the payment of such aggregate amount.

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

No significant changes have occurred since December 31, 2020, except as otherwise disclosed in this annual report.

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

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this Annual Report. Other than as disclosed below, the information called for by this Item is set forth in Exhibit 2.1 to our Annual Report on Form 20-F for the year ended December 31, 2019 and is incorporated by reference into this Annual Report.

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

For a description of our contract with the U.S. Biomedical Advanced Research and Development Authority, see “ITEM 4.B. Our Focus—Burn Care—BARDA Contract.”

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

Taxation of non‑Israeli shareholders on receipt of dividends

Non‑Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% unless a relief is provided in a treaty between Israel and a shareholder's country of residence (provided that a certificate from the Israeli Tax Authority allowing for a reduced withholding tax rate is obtained in advance). With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding 12 months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether or not the recipient is a substantial shareholder), unless relief is provided in a treaty between Israel and the shareholder’s country of residence and provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance. However, a distribution of dividends to non‑Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to a Beneficiary Enterprise, unless a reduced tax rate is provided under an applicable tax treaty, and provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance. For example, under the United States‑Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by an Approved Enterprise or Beneficiary Enterprise, that are paid to a U.S. corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise or Beneficiary Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for such a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, Beneficiary Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding a certain level, which amount is linked to the annual change in the Israeli consumer price index, including but not limited to, dividends, interest and capital gain. In 2020, the additional tax will be at a rate of 3% on annual income exceeding NIS 651,600.

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

Moreover, this description does not address the U.S. federal estate, gift or alternative minimum tax tax consequences, Medicare consequences, or any state, local or foreign tax consequences, of the ownership and disposition of our ordinary shares.

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

Based on our current estimates of our gross income and the estimated fair market value of our gross assets and the nature of our business, we do not believe we were classified as a PFIC for the taxable year ending December 31, 2020. However, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. Further, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares or an increase in the value of our passive assets (including cash and short term investments) may result in our becoming a PFIC. There can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized  ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below) and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long‑term capital gains discussed above under “Distributions.” Certain elections may be available that would result in an alternative treatment (such as mark‑to‑market treatment) of our ordinary shares.

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

Foreign Currency Risk

The U.S. dollar is our functional and reporting currency. A significant portion of our operating expenses are denominated in Israeli shekels, accounting for approximately 45%, 40% and 44% of our operating expenses in the years ended December 31, 2018, 2019 and 2020, respectively. We also have expenses in other non‑dollar currencies, in particular the Euro, and for the next few years, we expect that a substantial portion of our revenues will be denominated in U.S dollar. A devaluation of the shekel in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our expenses or payables that are payable in shekels, unless those expenses or payables are linked to the U.S. dollar. Conversely, any increase in the value of the shekel in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our unlinked shekel expenses, which would have a negative impact on our profit margins.

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

The following table presents information about the changes in the exchange rates of the shekel against the U.S. dollar and changes in the exchange rates of the Euro against the U.S. dollar:

	Appreciation (Devaluation) of
Period	Shekel against the U.S. dollar (%)	Euro against the U.S. dollar (%)

2018	(8.1)	(4.4)
2019	7.8	(2.0)
2020	7.0	8.0

A 10% increase (decrease) in the value of the NIS and Euro against the U.S. dollar would have increased (decreased) our net profit by (loss) approximately $1.3 million for the year ended December 31, 2020.

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

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a‑15(e) and 15d‑15(e) under the Exchange Act) as of December 31, 2020. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2020, our disclosure controls and procedures were effective.

(b) Management Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a‑15(f) and 15d‑15(f) under the Exchange Act.

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2020.
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

Item 16B. CODE OF ETHICS

We have adopted a code of business conduct and ethics applicable to our executive officers, directors and all other employees. A copy of the code is delivered to every employee of MediWound Ltd. and its subsidiaries and is available to our investors and others on our website http://ir.mediwound.com/ or by contacting our investor relations department. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. Any waivers of this code for executive officers or directors will be disclosed through the filing of a Form 6‑K or on our website. We granted no waivers under our code of ethics in 2020.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We paid the following fees for professional services rendered Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, for the years ended December 31, 2019 and 2020:

	2019	2020
Audit Fees	$240,000	$170,000
Audit‑Related Fees	35,000	33,500
Tax Fees	—	—
Total	$275,000	$203,500

“Audit fees” are the aggregate fees paid for the audit of our annual financial statements and SOX for the year 2020. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

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

Item 16G. CORPORATE GOVERNANCE

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of the Nasdaq Stock Market requirements, provided that we disclose those Nasdaq Stock Market requirements with which we do not comply and the equivalent Israeli requirement that we follow instead. We currently rely on this “foreign private issuer exemption” with respect to the following requirements:

•
Quorum. As permitted under the Israeli Companies Law pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders will consist of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Israeli Companies Law, who hold at least 25% of the voting power of our shares (and in an adjourned meeting, with some exceptions, at least two shareholders), instead of 33 1/3% of the issued share capital required under the Nasdaq Stock Market listing rules.

•
Nomination of directors. With the exception of external directors and directors elected by our board of directors due to vacancy, our directors are elected by an annual meeting of our shareholders to hold office until the next annual meeting following one year from his or her election. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the entire board of directors itself, in accordance with the provisions of our articles of association and the Israeli Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors or otherwise, as required under the Nasdaq Stock Market listing rules.

•
Majority of independent directors. Under the Israeli Companies Law, we are only required to appoint at least two external directors, within the meaning of the Israeli Companies Law, to our board of directors. Currently, four of our directors (of whom two are external directors, within the meaning of the Israeli Companies Law) qualify as independent directors under the rules of the U.S. federal securities laws and the Nasdaq Stock Market listing rules. If at any time we no longer have a controlling shareholder, we will no longer be required to have external directors, provided that we comply with the majority Board independence requirements and the audit and compensation committee composition requirements of the Nasdaq Stock Market.

•
Shareholder approval.  We do not intend to follow Nasdaq Stock Market rules which require shareholder approval in order to enter into any transaction, other than a public offering, involving the sale, issuance or potential issuance by the Company of ordinary shares (or securities convertible into or exercisable for ordinary shares) equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the ordinary shares. We will follow Israeli law with respect to any requirement to obtain shareholder approval in connection with any private placements of equity securities.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17. FINANCIAL STATEMENTS

Not applicable.

Item 18. FINANCIAL STATEMENTS

See pages F‑2 through F‑46 of this annual report.

Item 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of the Registrant, as amended(1)
1.2	Memorandum of Association of the Registrant(2)
2.1	Description of Securities(1)
4.1	Registration Rights Agreement by and among the Registrant and certain shareholders of the Registrant(2)
4.2	Information Rights Agreement by and between Clal Biotechnology Industries Ltd. and the Registrant(2)
4.3	Founders and Shareholders Agreement, dated January 2001, by and among Clal Biotechnology Industries Ltd., L.R. R & D Ltd., Professor Lior Rosenberg and the Registrant(3)
4.4	Patent Purchase Agreement, dated November 24, 2010, by and between the Registrant and L.R. R & D Ltd.(3)
4.5	Form of Indemnification Agreement(2)
4.6	Supply Agreement, dated January 11, 2001, as amended, by and between the Registrant and Challenge Bioproducts Corporation Ltd.†(3)
4.7	License Agreement, dated September 22, 2000, as amended, by and between the Registrant and Mark Klein†(3)
4.8	2003 Israeli Share Option Plan(3)
4.9	2014 Equity Incentive Plan(1)
4.10	MediWound Ltd.’s Compensation Policy for Executive Officers and Directors(4)
4.11.1	BARDA Contract, dated September 29, 2015, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority†
4.11.2	Modification to the BARDA Contract, dated October 7, 2015, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority(5)
4.11.3	Modification to the BARDA Contract, dated January 29, 2017, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority†(6)
4.11.4	Modification to the BARDA Contract, dated July 9, 2017, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority(7)
4.11.5	Modification to the BARDA Contract, dated May 24, 2019, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority(1)
4.11.6	Modification to the BARDA Contract, dated February 28, 2020, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority
4.13	BARDA Contract, dated September 30, 2018, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority†(8)
4.14.1	Unprotected Sub‑Lease Agreement, dated March 18, 2018, by and between the Registrant and Clal Life Sciences L.P. (unofficial English translation of Hebrew original) (9)
4.14.2	Addendum to Sub‑Lease Agreement, dated March 18, 2018, by and between the Registrant and Clal Life Sciences L.P. (unofficial English translation of Hebrew original) (10)
4.15
Settlement Agreement and Mutual General Release, dated as of March 24, 2019, by and among Teva Pharmaceuticals Ltd. and MediWound Ltd. and Certain Indemnity in connection with Settlement Agreement dated as of March 24, 2019 by MediWound Ltd.(11)

4.16	Amendment No. 1 to Settlement Agreement and Mutual General Release as of December 13, 2020, by and among Teva Pharmaceuticals Ltd. and MediWound Ltd.
4.17	License Agreement, dated as of May 6, 2019, by and between the Registrant and Vericel Corporation† (12)
4.18	Supply Agreement, dated as of May 6, 2019, by and between the Registrant and Vericel Corporation† (13)
8.1	List of subsidiaries of the Registrant
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a‑14(a) and 15d‑14(a) as adopted pursuant to §302 of the Sarbanes‑Oxley Act of 2002
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a‑14(a) and 15d‑14(a) as adopted pursuant to §302 of the Sarbanes‑Oxley Act of 2002
13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes‑Oxley Act of 2002, furnished herewith
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes‑Oxley Act of 2002, furnished herewith
15.1	Consent of Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm

100
The following financial information from the Registrant’s Annual Report on Form 20‑F for the year ended December 31, 2020 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2019 and 2020; (ii) Consolidated Statements of Profit or Loss or Other Comprehensive Loss for the years ended December 31, 2018, 2019 and 2020; (iii) Consolidated Statements of Changes in Equity (Deficiency) for the years ended December 31, 2018, 2019 and 2020; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2019 and 2020; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S‑T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under those sections.

†
Portions of this exhibit have been omitted pursuant to Instruction 4(a) to Exhibits to Form 20-F because they are both (i) not material and (ii) would likely cause competitive harm to the registrant if publicly disclosed.

(1)
Previously filed with the SEC on February 25, 2020 pursuant to the Registrant’s annual report on Form 20-F for the year ended December 31, 2019 (File No. 001-36349) and incorporated by reference herein.

(2)	Previously filed with the SEC on March 3, 2014 pursuant to the Registrant’s registration statement on Form F‑1 (File No. 333‑193856) and incorporated by reference herein.

(3)	Previously filed with the SEC on February 10, 2014 pursuant to the Registrant’s registration statement on Form F‑1 (File No. 333‑193856) and incorporated by reference herein.

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

MediWound Ltd.

Date: February 25, 2021	By: /s/ Boaz Gur-Lavie
Boaz Gur-Lavie
Chief Financial Officer

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

- - - - - - - - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Rd. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and
Board of Directors of

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MediWound Ltd and subsidiaries (the "Company") as of December 31, 2020 and 2019, the related consolidated statements of comprehensive or loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes  (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Kost Forer Gabbay & Kasierer 144 Menachem Begin Rd. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Israel Innovation Authority (IIA) grant liability

Description of the matter
As described in Notes 3 and 16b to the consolidated financial statements,  the Company’s research and development efforts have been financed in part through grants from the Israeli Innovation Authority (“IIA”). Grants received from the  IIA are recognized as a liability if future economic benefits are expected from the research and development activity that will result in royalty‑bearing sales. The Company undertook to pay royalties of 3% on the revenues derived from sales of products or services developed in whole or in part using IIA grants, up to the amount of total grants received, plus LIBOR interest. The liability to the IIA is measured at amortized cost using the effective interest method and amounted as of December 31, 2020 to $7,529 thousands.

Auditing the Company's IIA liability involved a high degree of subjectivity as it is based on assumptions about future revenue forecasts, such as long-term demand for the Company’s products and licenses and revenue growth rates.  These significant assumptions are forward-looking and could be affected by future economic and market conditions.

How we addressed the matter in our audit
Our substantive audit procedures included, among others, evaluating the significant assumptions and operating data used by management. For example, we compared the significant assumptions and operating data used by management to historical trends, we performed look-back analyses by comparing the Company's historical financial forecasted revenues with the actual results and we agreed future revenues to approved budgets.  In addition, we considered the phases of development of the Company's products and the Company’s ability of obtaining regulatory approvals. We also tested the completeness and accuracy of the relevant data used in management's calculation, tested the mathematical accuracy of management’s calculations and performed sensitivity analyses over significant assumptions used by management related to revenue growth rates.

Tel-Aviv, Israel February 25, 2021	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

We have served as the Company's auditor since 2001

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2019	2020
CURRENT ASSETS:
Cash and cash equivalents	4	7,242	17,376
Restricted deposits	5	180	184
Short-term bank deposits	5	22,036	4,024
Trade receivables	6	4,107	2,767
Inventories	7	1,613	1,380
Other receivables	8, 24	450	462

		35,628	26,193
LONG-TERM ASSETS:
Property, plant and equipment, net	9	2,304	2,630
Right of-use assets, net	10	2,229	1,884
Intangible assets, net	11	429	363

		4,962	4,877

		40,590	31,070
CURRENT LIABILITIES:
Current maturities of long-term liabilities		569	1,750
Trade payables and accrued expenses		4,067	2,992
Other payables	12, 24	5,737	3,524

		10,373	8,266
LONG‑TERM LIABILITIES:
Deferred revenues		1,135	1,234
Liabilities in respect of IIA grants	13, 16b	6,811	7,267
Liabilities in respect of purchase of shares	16c	4,853	4,998
Lease liabilities	10	2,006	1,741
Severance pay liability, net	15	243	292

		15,048	15,532
SHAREHOLDERS' EQUITY:	18
Ordinary shares of NIS 0.01 par value:
Authorized: 50,000,000 shares as of December 31, 2020 and December 31, 2019; Issued and Outstanding 27,236,752 shares as of December 31, 2020 and 27,202,795 shares as of December 31, 2019		75	75
Share premium		140,871	142,193
Foreign currency translation adjustments		(17)	(40)
Accumulated deficit		(125,760)	(134,956)

		15,169	7,272

		40,590	31,070

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands (except of share and per share data)

		Year ended December 31,
	Note	2018	2019	2020
Revenues from sale of products		3,401	3,611	7,828
Revenues from development services		-	10,678	13,935
Revenues from license agreements		-	17,500	-
Total revenues	22a	3,401	31,789	21,763

Cost of revenues	22b	2,088	11,849	14,218

Gross profit		1,313	19 ,940	7,545

Research and development, net of Participations	22c	4,072	4,969	7,698
Selling and marketing	22d	4,188	4,064	3,228
General and administrative	22e	3,799	5,242	5,459
Other income from settlement agreement	16c	(7,537)	-	-
Other expenses	22f	751	1,172	-

Total operating expenses		5,273	15,447	16,385

Operating profit (loss)		(3,960)	4,493	(8,840)

Financial income	22g	412	556	843
Financial expense	22g	(2,117)	(2,983)	(1,279)

Profit (loss) from continuing operations		(5,665)	2,066	(9,276)
Profit from discontinued operation	16c,21	4,608	2,889	80

Net profit (loss)		(1,057)	4,955	(9,196)

Other comprehensive income (loss):
Foreign currency translation adjustments		13	8	(23)

Total comprehensive income (loss)		(1,044)	4,963	(9,219)

	23
Basic and diluted net profit (loss) per share from continuing operations		(0.21)	0.08	(0.34)
Basic and diluted net profit per share from discontinued operations		0.17	0.10	-
Total Basic and diluted net profit (loss) per share		(0.04)	0.18	(0.34)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital		Share premium		Foreign currency translation reserve	Accumulated deficit	Total Equity

Balance as of January 1, 2018	75		138,992		(38)	(129,658)	9,371

Net loss	-		-		-	(1,057)	(1,057)
Other comprehensive income	-		-		13	-	13
Total comprehensive (loss) income	-		-		13	(1,057)	(1,044)
Exercise of options	(*	)	(*	)	-	-	(* )
Share-based compensation	-		645		-	-	645

Balance as of December 31, 2018	75		139,637		(25)	(130,715)	8,972

Net profit	-		-		-	4,955	4,955
Other comprehensive income	-		-		8	-	8
Total comprehensive income	-		-		8	4,955	4,963
Exercise of options	(*	)	-		-	-	(* )
Share-based compensation	-		1,234		-	-	1,234

Balance as of December 31, 2019	75		140,871		(17)	(125,760)	15,169

Net loss	-		-		-	(9,196)	(9,196)
Other comprehensive loss	-		-		(23)	-	(23)
Total comprehensive loss	-		-		(23)	(9,196)	(9,219)
Exercise of options	(*	)	-		(* )	-	-
Share-based compensation	-		1,322		-	-	1,322

Balance as of December 31, 2020	75		142,193		(40)	(134,956)	7,272

* Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2018	2019	2020

Cash Flows from operating activities:
Net Profit (loss)	(1,057)	4,955	(9,196)

Adjustments to reconcile net loss to net cash provided by (used in) continuing operating activities:

Adjustments to profit and loss items:
Profit from discontinued operation	(4,608)	(2,889)	(80)
Depreciation and amortization	577	1,149	1,090
Share-based compensation	645	1,234	1,322
Revaluation of liabilities in respect of IIA grants	287	(392)	828
Revaluation of liabilities in respect of purchase of shares	758	1,690	(433)
Other income from settlement agreement	(7,537)	-	-
Revaluation of lease liabilities	-	340	305
Increase (decrease) in severance pay liability, net	19	(105)	33
Net financing income	(412)	(434)	(297)
Un-realized foreign currency (gain) loss	182	(152)	(211)

	(10,089)	441	2,557
Changes in asset and liability items:
Decrease (increase) in trade receivables	(211)	(3,553)	1,386
Decrease in inventories	206	67	141
Decrease (increase) in other receivables	(306)	6,376	(13)
Increase (decrease) in trade payables and accrued expenses	(536)	1,355	(1,096)
Increase (decrease) in other payables and deferred revenues	(161)	247	(479)

	(1,008)	4,492	(61)

Net cash provided by (used in) continuing operating activities	(12,154)	9,888	(6,700)

Net cash used in discontinued operating activities	-	(1,599)	(195)

Net cash provided by (used in) operating activities	(12,154)	8,289	(6,895)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2018	2019	2020
Cash Flows from Investing Activities:

Purchase of property and equipment	(522)	(792)	(923)
Purchase of intangible assets	(12)	-	-
Interest received	106	184	274
Proceeds from (investments in) short term bank deposits, net	(16,612)	(5,050)	18,034

Net cash provided by (used in) continuing investing activities	(17,040)	(5,658)	17,385

Net cash used in discontinued investing activities	-	(1,239)	-

Net cash provided by (used in) investing activities	(17,040)	(6,897)	17,385

Cash Flows from Financing Activities:

Repayment of leases liabilities	-	(630)	(508)
Proceeds from exercise of options	(* )	-	-
Proceeds from (repayment of) IIA grants, net	46	(376)	(121)

Net cash provided by (used in) continuing financing activities	46	(1,006)	(629)

Exchange rate differences on cash and cash equivalent balances	(205)	140	273

Increase (decrease) in cash and cash equivalents from continuing activities	(29,353)	3,364	10,329
Decrease in cash and cash equivalents from discontinued activities	-	(2,838)	(195)
Balance of cash and cash equivalents at the beginning of the year	36,069	6,716	7,242

Balance of cash and cash equivalents at the end of the year	6,716	7,242	17,376

Supplement disclosure of Non-cash transactions:
ROU asset, net recognized with corresponding lease liability	-	209	261
Exercise of RSU’s	-	97	147

* Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 1:	GENERAL

a.	General description of the Company and its operations:

          MediWound Ltd. which incorporated in Yavne, Israel (the "Company" or "MediWound"), is biopharmaceutical company develops, manufactures and commercializes novel, cost effective, bio- therapeutic solutions for tissue repair and regeneration. The Company’s strategy is centered around its validated proteolytic enzyme platform technology, focused on next-generation bio-active therapies for burn and wound care and biological medicinal products for tissue repair.

The Company's first innovative biopharmaceutical product, NexoBrid, received marketing authorization from the European Medicines Agency ("EMA") as well as the Israeli, Argentinean, South-Korean, Russian and Peruvian Ministries of Health, for removal of dead or damaged tissue, known as eschar, in adults with deep partial and full thickness thermal burns.

On June 29, 2020, the Company has submitted a Biologics License Application (BLA) to the U.S. Food and Drugs Administration (FDA) seeking the approval of NexoBrid in USA.

On 16 September, 2020, FDA provided the Company with notification of acceptance of the  BLA for review and assigned a Prescription Drug User Fee Act (“PDUFA”) goal date of June 29, 2021.

The Company sells NexoBrid in Europe and in Israel through its commercial organizations while establishing additional local distribution channels to extend its outreach in the European Union. In other territories the company sells NexoBrid through local distribution channels. In 2019, the Company entered into exclusive license and supply agreements with Vericel Corporation (“Vericel”) to commercialize NexoBrid in North America.

The Company second investigational innovative product, EscharEx, is a topical biological drug being developed for debridement of chronic and other hard-to-heal wounds.

The third innovative product candidate, MWPC005, is a topically applied biological drug candidate for the treatment of non-melanoma skin cancers,

b.	The Company's securities are listed for trading on NASDAQ since March 2014.

c.
The Company has three wholly owned subsidiaries: MediWound Germany GmbH, acting as Europe (“EU”) marketing authorization holder and EU sales and marketing arm, MediWound UK Limited and MediWound US, Inc. currantly an inactive companies.

In addition, the Company owns approximately 10% of PolyHeal Ltd., a private life sciences company ("PolyHeal").

d.
The Company awarded two contracts with the U.S. Biomedical Advanced Research and Development Authority ("BARDA"), for the advancement of the development and manufacturing, as well as the procurement of NexoBrid which has initiated on January 2020, as a medical countermeasure as part of BARDA preparedness for mass casualty events.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 1:	GENERAL (Cont.)

On March 3, 2020 BARDA has expanded its awarded contract with MediWound providing supplemental funding to support emergency readiness for NexoBrid deployment (see also Note 17a).

e.
The COVID-19 pandemic has developed rapidly in 2020, with a significant number of cases. Measures taken by various governments to contain the virus have affected economic activity.The Company addressed the challenges associated with the COVID-19 pandemic during the year ended 2020, while prioritizing the health and safety of its workforce and maintaining operational efficiency and flexibility.The Company continued its operations and had no impact on its revenues while achieving cost reduction in its Sales and marketing As well as general and administration expenditures.

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

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Liability in respect of Israeli Innovation Authority ("IIA"):

     Israeli Innovation Authority grants:

Government grants are recognized when there is reasonable assurance that the grants will be received and the Company will comply with the attendant conditions.

Research and development grants received from the IIA, are recognized upon receipt as a liability if future economic benefits are expected from the project that will result in royalty-bearing revenues from sale of products and services. In that event, the royalty obligation is treated as a contingent liability in accordance with IAS 37, "Provisions, Contingent Liabilities and Contingent Assets" ("IAS 37").

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

For leases in which the Company is the lessee, the Company recognizes on the commencement date of the lease a right-of-use (“ROU”) asset and a lease liability, excluding leases whose term is up to 12 months and leases for which the underlying asset is of low value. For these excluded leases, the Company has elected to recognize the lease payments as an expense in profit or loss on a straight-line basis over the lease term. In measuring the lease liability, the Company has elected to apply the practical expedient in the Standard and does not separate the lease components from the non-lease components (such as management and maintenance services, etc.) included in a single contract.

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

On the commencement date, the ROU asset is recognized in an amount equal to the lease liability plus lease payments already made on or before the commencement date and initial direct costs incurred. The ROU asset is measured applying the cost model and depreciated over the shorter of its useful life and the lease term.

Following are the amortization periods of the ROU assets by class of underlying asset:

Years
Motor vehicles	3
Buildings and equipment	5-8

The Company tests for impairment of the ROU asset whenever there are indications of impairment pursuant to the provisions of IAS 36.

•	Variable lease payments that depend on an index:

On the commencement date, the Company uses the index rate prevailing on the commencement date to calculate the future lease payments.

For leases in which the Company is the lessee, the aggregate changes in future lease payments resulting from a change in the index are discounted (without a change in the discount rate applicable to the lease liability) and recorded as an adjustment of the lease liability and the ROU assets, only when there is a change in the cash flows resulting from the change in the index (that is, when the adjustment to the lease payments takes effect).

•	Lease extension and termination options:

A non-cancelable lease term includes both the periods covered by an option to extend the lease when it is reasonably certain that the extension option will be exercised and the periods covered by a lease termination option when it is reasonably certain that the termination option will not be exercised.

In the event of any change in the expected exercise of the lease extension option or in the expected non-exercise of the lease termination option, the Company remeasures the lease liability based on the revised lease term using a revised discount rate as of the date of the change in expectations. The total change is recognized in the carrying amount of the ROU asset until it is reduced to zero, and any further reductions are recognized in profit or loss.

•	Lease modifications:

If a lease modification does not reduce the scope of the lease and does not result in a separate lease, the Company remeasures the lease liability based on the modified lease terms using a revised discount rate as of the modification date and records the change in the lease liability as an adjustment to the ROU asset.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

If a lease modification reduces the scope of the lease, the Company recognizes a gain or loss arising from the partial or full reduction of the carrying amount of the ROU asset and the lease liability. The Company subsequently remeasures the carrying amount of the lease liability according to the revised lease terms, at the revised discount rate as of the modification date and records the change in the lease liability as an adjustment to the ROU asset.

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

Depreciation is calculated on a straight‑line basis over the useful life of the assets at annual rates as follows:

%
Office furniture	6-15
Manufacturing machinery and lab equipment	15-33
Computers	33
Leasehold improvements	See below

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

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Revenues recognition:

The revenue recognition is in accordance with  IFRS 15, "Revenues from Contracts with Customers" ("the Standard").

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

The participation by BARDA was classified as reimbursement (deduction) of research and development expenses. Starting May 2019, following entrance into the Vericel license and supply agreements, in which Vericel has assumed the effective control over the BARDA contracts, funding by BARDA was classified as Revenues from development services.

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

The accounting policy for financial instruments in accordance with IFRS 9, "Financial Instruments" ("the Standard") applied commencing from January 1, 2018, is as follows:

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

On the date of initial recognition, the Company may irrevocably designate a debt instrument as measured at fair value through profit or loss if doing so eliminates or significantly reduces a measurement or recognition inconsistency, such as when a related financial liability is also measured at fair value through profit or loss.

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

t.	Profit / Loss per share:

Profit/loss per share is calculated by dividing the profit/loss attributable to Company shareholders by the weighted average number of outstanding ordinary shares during the period. Potential ordinary shares are only included when their conversion decreases income per share or increases loss per share from continuing operation.

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

Government grants received from the IIA are recognized as a liability if future economic benefits are expected from the research and development activity that will result in royalty‑bearing sales. As the contingent liability is calculated based on future royalty- bearing sales,  there is uncertainty regarding the estimated future cash flows and the estimated discount rate used to measure the amortized cost of the liability.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 4:-	CASH AND CASH EQUIVALENTS

	Year ended December 31,
	2019	2020

USD cash for immediate withdrawal	5,766	13,067
Non-USD cash for immediate withdrawal	1,476	4,309

	7,242	17,376

NOTE 5:-	SHORT-TERM BANK DEPOSITS

	Year ended December 31,
	2019	2020

USD bank deposits (1)	22,036	4,024
Restricted bank deposits (2)	180	184

	22,216	4,208

(1)	The USD deposits bear annual interest of 1.12% for the period of 282 days for 2020 and 2.48%-3.10% for the period of 357-368 days for 2019.

(2)	Restricted bank deposits which are primarily used as security for the Company’s office leases.

NOTE 6:-	TRADE RECEIVABLES

	Year ended December 31,
	2019	2020

BARDA (see also Note 17a)	3,267	2,189
Others receivables	840	578

	4,107	2,767

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 7:-	INVENTORIES

	Year ended December 31,
	2019	2020

Raw materials	709	631
Finished goods	904	749

	1,613	1,380

NOTE 8:-	OTHER RECEIVABLES

	Year ended December 31,
	2019	2020

Government authorities	228	73
Prepaid expenses and other	222	389

	450	462

NOTE 9:-	PROPERTY, PLANT AND EQUIPMENT, NET

Balance as of December 31, 2020:

	Office furniture	Manufacturing machinery and lab equipment	Computers	Leasehold improvements	Total
Cost
Balance as of January 1, 2020	301	4,534	124	2,315	7,274
Disposals	-	-	(29)	-	(29)
Additions	20	241	73	445	779
Re-classified from RSU assets	-	-	-	144	144
Foreign currency translation	11	-	1	-	12

Balance as of December 31, 2020	332	4,775	169	2,904	8,180

Accumulated Depreciation

Balance as of January 1, 2020	175	2,606	60	2,129	4,970
Disposals	-	-	(29)	-	(29)
Additions	18	486	44	49	597
Foreign currency translation	11	-	1	-	12

Balance as of December 31, 2020	204	3,092	76	2,178	5,550

Depreciated cost
December 31, 2020	128	1,683	93	726	2,630

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 9:-	PROPERTY, PLANT AND EQUIPMENT, NET (Cont.)

Balance as of December 31, 2019:

	Office furniture	Manufacturing machinery and lab equipment	Computers	Leasehold improvements	Total
Cost
Balance as of January 1, 2019	243	4,054	102	2,123	6,522
Disposals	-	-	(38)	-	(38)
Additions	60	480	60	192	792
Foreign currency translation	(2)	-	-	-	(2)

Balance as of December 31, 2019	301	4,534	124	2,315	7,274

Accumulated Depreciation

Balance as of January 1, 2019	161	2,153	70	2,118	4,502
Disposals	-	-	(38)	-	(38)
Additions	17	453	28	11	509
Foreign currency translation	(3)	-	-	-	(3)

Balance as of December 31, 2019	175	2,606	60	2,129	4,970

Depreciated cost
December 31, 2019	126	1,928	64	186	2,304

NOTE 10:-	LEASES

a.
Lease Agreements:

The Company's offices and its production facility in Israel are located in a building that the Company leases from its Parent Company (see Note 24a), in accordance with a sub-lease agreement. The Company subleases approximately 3,000 square meters of laboratory, office and clean room space at a monthly rent fee of NIS 119 (approximately $37). This sub-lease agreement which was amended on January 1, 2019, expires in October 2022 and provides with 3 years extention period at the sole discretion of the Company which were included in the calculation of the lease liability and ROU asset.

In addition the Company and its subsidiary have operating lease agreements for 14 vehicles for a period of three years.

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

c.	Information on leases:

	Year ended December 31,
	2019	2020

Interest expense on lease liabilities	139	144
Expenses relating to short-term leases	444	566
Total cash outflow for leases (1)	630	652

(1)	As of the year ended December 31,2020 the cash flow for leases includes $144 which was classified under CAPEX as Leashold improvments.

The Company was assisted by external third party valuation expert in determining the appropriate interest rate for discounting its leases based on: credit risk, the weighted average term of the leases and other economic variables. A weighted average incremental borrowing in a range of 0.1% to 6.7% was used to discount future lease payments in the calculation of the lease liability on the date of initial application of the Standard.

c.	Disclosures in respect of RSU assets:

                 Right-of-use assets

     Balance as of December 31, 2020:

	Buildings	Motor vehicles	Total
Cost
Balance as of January 1, 2020	2,362	442	2,804
New leases	-	305	305
Adjustments for indexation	(17)	(18)	(35)
Disposals	(76)	(217)	(293)
Termination of leases	(44)	-	(44)

Balance as of December 31, 2020	2,225	512	2,737

Accumulated depreciation
Balance as of January 1, 2020	381	194	575
Depreciation and amortization	249	178	427
Re-classified to Leasehold improvements	144	-	144
Disposals	(76)	(217)	(293)

Balance as of December 31, 2020	698	155	853
Disposals
Depreciated cost
Balance as of December 31, 2020	1,527	357	1,884

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 10:-	LEASES (Cont.)

                        Balance as of December 31, 2019:

	Buildings	Motor vehicles	Total
Cost
Balance as of January 1, 2019	-	46	46
Cumulative effect adjustment on accumulated ROU assets as a result of adopting IFRS 16	2,335	187	2,522
New leases	-	209	209
Adjustments for indexation	27	-	27

Balance as of December 31, 2019	2,362	442	2,804

Accumulated depreciation
Balance as of January 1, 2019	-	-	-
Depreciation and amortization	381	194	575

Balance as of December 31, 2019	381	194	575
Depreciated cost
Balance as of December 31, 2019	1,981	248	2,229

The Company recognized depreciation expenses in the amount of $571 which comprise of $427 recorded in the profit and loss and $144 which was re-classified to Leasehold improvements as of 31 December 2020.

d.	Disclosures in respect of lease liabilities:

Lease liabilities

                        Balance as of December 31, 2020:

	Buildings	Motor vehicles	Total

Balance as of January 1, 2020	2,225	225	2,450
Repayment of leases liabilities	(479)	(173)	(652)
Effect of changes in exchange rates	134	28	162
New finance lease obligation recognized	-	283	283
Adjustments for indexation	(17)	(18)	(35)
Interest	134	10	144
Disposals-Termination of leases	(44)	(1)	(45)
Balance as of December 31, 2020	1,953	354	2,307
Current maturities of long-term leases	(396)	(170)	(566)
Lease liability Balance as of December 31, 2020	1,557	184	1,741

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 10:-	LEASES (Cont.)

                        Balance as of December 31, 2019:

	Buildings	Motor vehicles	Total

Balance as of January 1, 2019	-	-	-
Cumulative effect adjustment on accumulated liabilities as a result of adopting IFRS 16	2,344	178	2,522
Repayment of leases liabilities	(458)	(172)	(630)
Effect of changes in exchange rates	189	10	199
New finance lease obligation recognized	-	193	193
Adjustments for indexation	11	16	27
Interest	139	-	139
Balance as of December 31, 2019	2,225	225	2,450
Current maturities of long-term leases	(403)	(41)	(444)
Lease liability Balance as of December 31, 2019	1,822	184	2,006

At the initial application date, the Company recognized a lease liability in the amount of about $2,522 under Long term debt and current maturity, according to the present value of the future lease payments discounted using the Company's incremental interest rate at that date, and concurrently recognized a ROU asset in the same amount with certain adjustments. The Company's incremental interest rates used for measuring the lease liability are in the range of 0.1% to 6.7%. Depreciation is calculated on a straight-line basis over the remaining contractual lease period.

NOTE 11:-	INTANGIBLE ASSETS, NET

	License and Knowhow
	2019	2020
Cost
Balance as of January 1,	1,538	1,538
Additions	-	-
Balance as of December 31,	1,538	1,538

Accumulated Amortization
Balance as of January 1,	1,043	1,109
Additions	66	66
Balance as of December 31,	1,109	1,175

Amortized cost
Balance as of December 31,	429	363

Intangible assets include exclusive licenses to use patents, know-how and intellectual property for the development, manufacturing and marketing of products related to burn treatments and other products in the field of wound care. These licenses were purchased from third parties and from one of the Company's shareholders.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 12:-	OTHER PAYABLES

	Year ended December 31,
	2019	2020

Employees and payroll accruals	1,723	1,910
Liability in respect of purchase of shares (see Note 16c)	3,167	667
Related parties	214	225
Deferred Revenues	249	462
Other	384	260

	5,737	3,524

NOTE 13:-	LIABILITIES IN RESPECT OF IIA GRANTS

	Year ended December 31,
	2019	2020

Balance as of January 1,	7,714	6,935
Grants received	248	-
Royalties	(635)	(235)
Amounts carried to Profit or Loss	(392)	828
Balance as of Decmber 31,	6,935	7,528

Current maturities	(124)	(261)

Long term liabilities in respect of IIA grants	6,811	7,267

The Company is committed to pay royalties to the IIA up to the total grants received plus the applicable accrued interest. The total amount of grants actually received by the Company from the IIA including accrued LIBOR interest, net of royalties as of December 31, 2020 is approximately $ 15,787, while the amortized cost of this liability as of that date is $ 7,528, using the interest method.

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

	December 31,
	2018	2019	2020

Gain (loss) from change:
5% increase in exchange rate	$31	$285	$76
5% decrease in exchange rate	$(31)	$(285)	$(76)

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

The fair value of the contingent consideration for purchase of shares is based on a calculation of the present value of future payments. The expected cash flows already reflect assumptions about the uncertainty in future defaults, and therefore the Company used a discount rate of 14% that is commensurate with the risk inherent in the expected cash flows.

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

In consideration for this exclusive license, the Company paid an aggregate amount of $ 950 following the achievement of certain development milestones as set forth in the agreement. In addition, the Company undertook to pay royalties of 1.5% to 2.5% from future Revenues from sales of products which are based on this patent for a period ranging between 10 to 15 years from the first commercial delivery in a major country, and thereafter the Company will have a fully paid-up royalty-free license for these patents. In addition, royalties will be paid at the rate of 10% - 20% from sub-licensing of such patents and for lump sum amounts paid to the company by a third party,  the company will pay 2% of the proceeds up to $1,000 and 4% of the proceeds above this amount.  Moreover, the Company agreed to pay a one-time lump-sum amount of $ 1,500 when the aggregate Revenues based on these patents reach $ 100,000. The amount of royalty payments for the years 2018  and 2019 amounted to $ 72 and $ 732, respectively.

b.
Under the Research and Development Law, (the "R&D Law") the Company undertook to pay royalties of 3%  on the Revenues derived from sales of products or services developed in whole or in part using IIA grants. The maximum aggregate royalties paid generally cannot exceed 100% of the grants received by the Company, plus annual interest generally equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. The royalty amount payable by the Company as of December 31, 2019 and 2020 is approximately $ 15,966 and $ 15,787, respectively, which represents the total amount of grants actually received by the Company from the IIA including accrued interest, net of royalties actually paid or accrued by the Company (see also Note 13).

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 16:-	CONTINGENT LIABILITIES AND COMMITMENTS ( Cont.)

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

Pursuant to a Settlement Agreement signed on March 2019, Teva paid the Company $4,000 in cash, and agreed to reduce the contingent consideration that is payable to Teva pursuant to the Company's repurchase of its shares from Teva in 2013. As a result, the Company was obligated to pay Teva annual payments at a reduced rate of 15% of its recognized Revenues from the sale or license of NexoBrid after January 1, 2019, up to a reduced aggregate amount of $10,200. As a result, a one-time net income from settlement agreement of $7,537 was recorded as other income and a one-time income of $4,608 was recorded within the profit from discontinued operation in the year ending December 31, 2018.

In addition, the Company also agreed to indemnify, defend and hold harmless Teva and its directors, officers, agents and employees from and against claims relating to a certain milestone related to PolyHeal under an agreement associated with the Collaboration Agreements, up to an amount of $10,200, if a notice of such claim has been received by the Company prior to December 31, 2023.

In December 2020, Teva has agreed to a revised consideration that is payable to Teva, in which the company paid $1,000 in cash and became obligated to pay an amount of $2,000 over 2021-2023, in addition to a modified contingent consideration up to the amount of $7,200 in quarterly fixed payments starting 2021 subject to revenues generated from sales of NexoBrid. Total liabilities were recorded as of December 31, 2020 to be approximately $6,587, and financial income of $433 was recorded in profit or loss within financial income of financial expenses.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 17:-	MATERIAL AGREEMENTS

a.
The Company has awarded a contract with BARDA which was modified in July 2017 and May 2019 providing supplemental funds and support. In addition, in March 2020 the company was awarded with $5,500 to support emergency readiness for NexoBrid deployment. The amended contract valued up to $159,000. The modified contract includes $82,000 of funding to support development activities to complete the FDA approval process for NexoBrid for use in thermal burn injuries and emergency readiness for NexoBrid deployment, as well as procurement of NexoBrid.

On January 2020, BARDA initiated the procurement of NexoBrid for emergency stockpile as part of the HHS mission to build national preparedness for public health medical emergencies. The initial BARDA order is valued at $16,500, with the first delivery of NexoBrid which accepted in August 2020 followed by a second delivery in the forth quarter of 2020.  Additional deliveries are expected to occur throughout 2021 on a quarterly basis.

The First BARDA Contract also includes options for BARDA (i) to further fund $10,000 in development activities for other potential NexoBrid indications, and (ii) to further fund $50,000 for additional procurement of NexoBrid.

In September 2018, the Company has awarded additional contract with BARDA to develop NexoBrid for the treatment of Sulfur Mustard injuries as a medical countermeasure as part of BARDA preparedness for mass casualty events.

The contract provides approximately $12,000 of funding to support research and development activities up to pivotal studies in animals under the FDA Animal Rule. The contract also contains options for additional funding of up to approximately  $31,000 for additional development activities, animal pivotal studies, and the FDA Biologics License Application (BLA) submission for approval of NexoBrid for the treatment of Sulfur Mustard injuries.

The total potential value of funding commitments from BARDA under the two contracts is currently $202,000, in the aggregate.

As of December 31, 2020, the Company has recorded $63,183 in funding, in the aggregate, from BARDA under the two contracts as well as the procurement of NexoBrid as a medical countermeasure. The participation by BARDA comprises $31,955 which was classified as reimbursement of research and development expenses. Starting May 2019, following entrance into the Vericel license and supply agreements, participation by BARDA in the amount of $24,613 was classified as Revenues from development services, clinical supply in the amount of $596 was recorded as Revenues from sales of products as well as $6,036 of BARDA procurement which were recorded at the net amount of $3,825 following the split of gross profit agreement with Vericel for the initial BARDA procurement .

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

The Company determined the license to the Intellectual Property ("IP") to be a right to use the IP, which has significant standalone functionality. Since Vericel has sublicensing rights, effective control over the development strategy in the Territoty and also entitled to generate Revenues from BARDA procurement prior to BLA approval, the license is a distinct performance obligation and as such Revenues are recognized at the point in time that control of the license is transferred to the customer. Since the manufacturing and development services are at market value, then the upfront payment was fully attributed to the license performance obligation. Consequently, during the second quarter of 2019, the Company has recognized Revenues in the amount of $17,500.

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
In Addition,  the Revenues drerived by procurement from BARDA will be recognized on their net amount.

NOTE 18:-	EQUITY

a.	Share capital

	Year ended December 31,
	2019	2020

Authorized number of shares	50,000,000	50,000,000

Issued and outstanding number of shares	27,202,795	27,236,752

b.
Rights attached to shares:

An ordinary share confers upon its holder(s) a right to vote at the general meeting, a right   to participate in distribution of dividends, and a right to participate in the distribution of surplus assets upon liquidation of the Company.

c.	In March 2014, the Company completed its IPO, and its securities are listed for trading on NASDAQ. In September 21, 2017, the Company completed a follow-on public offering.

d.	Movement in share capital:

•	During 2019, the authorized number of shares was increased by 12,755,492 shares which has a nominal value of $40.

•	On December 31, 2019, the company issued additional 23,956 ordinary shares upon vesting of outstanding RSU’s.

•	During 2020, the company issued additional 33,958 ordinary shares upon vesting of outstanding RSU’s.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 19:-	SHARE‑BASED COMPENSATION

a.	Expense recognized in the financial statements:

The expenses that was recognized for services received from employees and directors is as follows:

	Year ended December 31,
	2018	2019	2020
Cost of Revenues	71	226	115
Research and development	181	375	179
Selling and marketing	63	40	3
General and administrative	330	593	1,025

Total share-based compensation	645	1,234	1,322

b.	Share-based payment plan for employees and directors:

The Company has reserved for issuance stock options and restricted stock units ("RSUs") for total of 3,672,399 ordinary shares.

As of December 31, 2020, 316,621 ordinary shares of the Company were still available for future grant.

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

	2018		2019		2020
	Number of options	Weighted Average Exercise price	Number of options	Weighted Average Exercise price	Number of options	Weighted Average Exercise price

Outstanding Options at beginning of year	1,934,735	10.02	2,313,249	9.31	2,334,432	9.18
Option's Granted	665,000	5.12	95,000	4.45	1,274,379	1.43
Option's Exercised	(208,332)	2.63	-	-	-	-
Option's Forfeited and/or expired	(78,154)	9.06	(73,817)	5.17	(11,000)	7.19

Outstanding options and at end of year	2,313,249	9.31	2,334,432	9.18	3,597,811	6.55

Option's Exercisable at end of year	1,475,451	11.23	1,753,803	4.76	1,952,014	9.98

                       The following table summarizes information about share options outstanding as of December 31, 2020:

	Options and outstanding as of December 31, 2020
Range of exercise prices	Number of options	Weighted Average Remaining contractual life	Weighted average exercise price

1.75-5.15	1,988,129	6.67	2.93
6.72- 9.82	790,782	3.86	9.05
12.89 ‑ 13.76	818,900	2.92	12.94
Total	3,597,811	5.20	6.55

          The following table summarizes information about RSU's outstanding as of December 31, 2020:

	RSU's 2018	RSU's 2019	RSU's 2020

Outstanding at beginning of year	-	95,833	108,544
Granted	95,833	36,667	-
Forfeited	-	-	-
Vested	-	(23,956)	(33,958)

Outstanding at the end of the period	95,833	108,544	74,587

The fair value of the options and RSU's granted to employees and directors at the grant date for the years ends December 31, 2018, 2019 and 2020 was $1,824 ,$441 and $1,819 respectively.

The options and RSU’s of the Company are managed by a trustee.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 19:-	SHARE‑BASED COMPENSATION (Cont.)

1.
On February 22, 2018, the general meeting of the Company approved to extend the exercise period of 208,332 options previously granted to Company's former CEO and in addition approved the grant of 40,000 options to purchase the Company's ordinary shares, for an exercise price of $ 4.63 per share, to certain of its directors. The fair value of the extended options was estimated at approximately $98 and the new options granted, as of the grant date, was estimated at approximately $76. On June 27, 2018, the 208,332 options were exercised into 131,102 ordinary shares using cashless exercise mechanism.

2.
On December 31, 2018, the Company's Board of Directors approved the grant of 625,000 options to purchase ordinary shares, for an exercise price of $ 5.15 per share, and the grant of 95,833 RSU's to its employees. The fair value of the options and RSU's granted, as of the grant date, was estimated at approximately $1,261 and $389, respectivaly.

3.
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

4.
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

5.
On April 23, 2020, the Company's Board of Directors approved the grant of 1,274,379 options to purchase ordinary shares under the "2014 Share Incentive Plan", for an exercise price of $ 1.75 per share to its employees, managments and  board members of the Company. The fair value of the options granted, as of the grant date, was estimated at approximately $1,819.

d.
The fair value of the Company's share options granted to employees and directors for the years ended December 31, 2018, 2019 and 2020 was estimated using the binomial option pricing models using the following assumptions:

	December 31,
	2018	2019	2020

Dividend yield (%)	0	0	0
Expected volatility of the share prices (%)	44-54	41-53	51-71
Risk‑free interest rate (%)	1.63-2.69	1.85-2.45	0.2-0.9
Early exercise factor (%)	100-150	150	100-150
Weighted average share prices (Dollar)	4.07	4.83	2.43

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 20:-	TAXES ON INCOME

a.	The Company operates in two main tax jurisdictions: Israel and Germany. As such, the Company is subject to the applicable tax rates in the jurisdictions in which it conducts its business.

b.	Corporate tax rates in Israel:

•	The Israeli corporate income tax rate was 23% in 2020, 2019 and 2018.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law 2017 (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

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

c.	The principal tax rates applicable to the subsidiary whose place of incorporation is outside Israel are: The statutory corporate tax rate in Germany was 29.79% in 2020, 2019 and 2018.

d.	Final tax assessments: The Company has finalized its tax assessments through the 2014 tax year.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 20:-	TAXES ON INCOME (Cont.)

The Company's subsidiary has not received a final tax assessment since its incorporation.

e.	Net operating carryforward losses for tax purposes and other temporary differences:

As of December 31, 2020, the Company had carryforward losses and other temporary differences mainly from R&D expenses together amounting to approximately $130,000.

f.	Deferred taxes:

The Company did not recognize deferred tax assets for carryforward losses and other temporary differences at the amount of approximately $6,700 because their utilization in the foreseeable future is not probable.

g.	Current taxes on income:

The Company did not record any current taxes for the years ended December 31, 2018, 2019 and 2020 as a result of its carryforward losses.

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

On September 15, 2014, a Statement of Claim was filed against the Company by some   shareholders of Polyheal (the "Plaintiffs") related to '2010 PolyHeal Agreement' in which PolyHeal granted the Company an exclusive global license to manufacture, develop and commercialize all the Polyheal Products in consideration for royalty payments.

During December 2017, following the TelAviv District Court Ruling, the Company paid the Plaintiffs approximately $1,497 in consideration for PolyHeal's shares and recorded a full provision of $6,003 which represents the purchase price for the residual number of shares that the 2010 PolyHeal Agreements contemplate would be acquired by the Company from the shareholders of PolyHeal (the “Provision”).

On March 24, 2019, the Company entered into a settlement agreement and mutual general release with the Plaintiffs (the "Polyheal Settlement Agreement"). Pursuant to the terms of Polyheal Settlement Agreement, the Plaintiffs repaid to MediWound a portion of the amount that was ruled in their favor under the Tel Aviv District Court Ruling, and it resulted in the acceptance of the Company’s appeal that was filed on December, 2017, and the cancellation of the 2017 Ruling that was issued by the District Court against MediWound.

In September 2019, the Company entered a new series of settlement agreements (the "New PolyHeal Settlement Agreements") with the majority of the shareholders of Polyheal, including Clal Biotechnology Industries Ltd., its controlling shareholder.  Pursuant to the terms of New PolyHeal Settlement Agreements, the company paid an aggregate amount of approximately $2,800 and received 14,473 shares of PolyHeal, which was classified as royalty rights arising from the Company’s ownership of shares of Polyheal.

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

In 2020 the Company finalized PolyHeal Settlement Agreements and paid $195 for 1,558 shares of PolyHeal. As of December 31, 2020, the provision for liability in respect of discontinued operation, was fully offset.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 22:-	SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF COMPREHENSIVE PROFIT OR LOST

a.	Additional information on Revenues:

Major customers:

BARDA and Vericel contributed 83% and 0% of the Company’s total revenues, in 2020, 34% and 55%, in 2019, and 0% and 0% in 2018, respectively. (see also Note 17).

No other customer contributed 10% or more of our Revenues in 2020 and 2019.

Revenue Re-classification:

Revenues from distributions agreements which recognized as right to access and does not have a stand alone value were classified as revenues from sale of products in the year ended 31, December 2018, 2019  in the amount of $176, $218 respectively.

Geographic information:

The Revenues reported in the financial statements are based on the location of the customers, as follows:

	Year ended December 31,
	2018	2019	2020

USA ( see also Note 17a, 17b)	-	28,504	18,030
EU and other international markets	3,401	3,285	3,733

	3,401	31,789	21,763

b.	Cost of Revenues:

1.	Cost of Revenues from sale of products

	Year ended December 31,
	2018	2019	2020

Salary and benefits (including share-based compensation)	2,212	1,916	2,139
Subcontractors	72	89	153
Depreciation and amortization	474	512	554
Cost of materials	468	456	704
Other manufacturing expenses	783	657	840
Decrease in inventory of finished products	299	344	155
Allotment of manufacturing costs to R&D	(2,220)	(1,621)	(1,394)

	2,088	2,353	3,151

2.	Cost of Revenues from development services

	Year ended December 31,
	2018	2019	2020

Salary and benefits	-	1,404	2,320
Subcontractors	-	7,412	8,747

	-	8,816	11,067

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 22:-	SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF COMPREHENSIVE PROFIT OR LOST (Cont.)

3.	Cost of Revenues from license agreements

	Year ended December 31,
	2018	2019	2020

Royalties payments	-	680	-

	-	680	-

c.	Research and development expenses, net of participations:

	Year ended December 31,
	2018	2019	2020

Salary and benefits (including share-based compensation)	3,703	2,965	2,094
Subcontractors	11,423	4,694	3,173
Depreciation and amortization	51	342	346
Cost of materials	309	311	517
Allotment of manufacturing costs	2,220	1,621	1,394
Other research and development expenses	209	137	174

Research and development, gross	17,915	10,070	7,698

Participations:
BARDA funds	(13,238)	(3,785)	-
Revaluation of liabilities in respect of IIA grants	(605)	(1,316)	-

	4,072	4,969	7,698

d.      Selling and marketing expenses:

	Year ended December 31,
	2018	2019	2020

Salary and benefits (including share based compensation) (1)	2,343	2,028	1,700
Marketing and medical support	1,055	1,298	740
Depreciation and amortization	9	49	82
Shipping and delivery	192	200	282
Registration and marketing license fees	589	489	424

	4,188	4,064	3,228

(1)	The salary costs for the year ended December 31,2020 Includes one time payment of $243 derived from restructuring astrategy at the EU subsidery.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 22:-	SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF COMPREHENSIVE PROFIT OR LOST (Cont.)

e.	General and administrative expenses:

	Year ended December 31,
	2018	2019	2020

Salary and benefits (including share‑based compensation)	2,035	2,621	2,784
Professional fees	1,361	1,628	2,267
Depreciation and amortization	43	247	108
Other	360	746	300

	3,799	5,242	5,459

f.	Other expenses: The other one-time expenses amounted $751 and $1,172 for the years ended December 31, 2018 and 2019 respectivally, are associated with the review and assessment of the strategic deal.

g.	Financial income and expense:

	Year ended December 31,
	2018	2019	2020
Financial income:
Interest income	412	434	297
Revaluation of liabilities in respect of the purchase of shares	-	-	433
Exchange differences, net	-	122	113

	412	556	843
Financial expense:
Interest in respect of IIA grants	892	925	832
Revaluation of liabilities in respect of IFRS16	-	140	144
Revaluation of liabilities in respect of the purchase of shares	758	1,690	-
Exchange differences, net	219	-	-
Finance expenses in respect of deferred Revenues	164	161	247
Other	84	67	56

	2,117	2,983	1,279

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 23:-	NET PROFIT (LOSS) PER SHARE

a.	Details of the number of shares and loss used in the computation of loss per share from continuing operations:

	Year ended December 31,
	2018		2019		2020
	Weighted average number of shares	Loss	Weighted average number of shares	Profit	Weighted average number of shares	Loss

Basic and diluted profit (loss)	27,113,617	(5,665)	27,178,839	2,066	27,209,878	(9,276)

b.	Details of the number of shares and profit (loss) used in the computation of profit or (loss) per share from discontinued operation:

	Year ended December 31,
	2018		2019		2020
	Weighted average number of shares	Profit	Weighted average number of shares	Profit	Weighted average number of shares	Profit

Basic and diluted profit	27,113,617	4,608	27,178,839	2,889	27,209,878	80

c.	Net profit (loss) per share from continuing and discontinued operations:

	Year ended December 31,
	2018	2019	2020
Basic and Diluted loss per share:
Profit (loss) from from continuing operations	(0.21)	0.08	(0.34)

Profit from discontinued operation	0.17	0.10	-

Profit (loss) per share	(0.04)	0.18	(0.34)

NOTE 24:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES AND KEY OFFICERS

a.	Related parties consist of:

•	Clal Biotechnologies Industries Ltd.- Parent Company.
•	Directors of the Company.
•	CureTech Ltd.-Sister Company.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except of share and per share data)

NOTE 24:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES AND KEY OFFICERS (cont.)

b.	Balances of related parties:

Other Payables
Parent Company (1):

As of December 31, 2019	119
As of December 31, 2020	138

Other related parties:

As of December 31, 2019	95
As of December 31, 2020	86

c.	Transactions with related parties:

	Professional Fee (1)	Rent expenses and other
Parent company:
2018	44	292
2019	52	415
2020	54	446

Other related parties:
2018	162	(246)
2019	249	(59)
2020	272	-

(1)
Professional fees do not include short-term employee benefits and share-based compensation to one of the Company's shareholders, who is a key officer, in the amounts of $537,  $450 and $486 for the years 2018, 2019 and 2020, respectively, as well as payment for the purchasing of a patent in amount of $12 in 2018.

d.	Compensation of officers of the Company: The following amounts disclosed in the table are recognized as an expense during the reporting period related to officers:

	Year ended December 31,
	2018	2019	2020
Short-term employee benefits (*)	2,304	2,533	1,993
Share-based compensation	276	565	467

	2,580	3,098	2,460
Number of officers	6	7	5

(*) The amount for 2019 includes one-time payments for previous-CEO on the amount of $196.

In December 2007, the Company's board of directors approved one‑time bonus payments to the Chief Medical Officer in the amounts of $ 120, to be paid upon achieving marketing approval in the United States.

-------