Form 20-F
period 2021-12-31
MediWound Ltd.
filed 2022-03-17
CIK 1593984

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2021, the registrant had 27,272,818 ordinary shares, par value NIS 0.01 per share, outstanding.

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

Yes ☒             No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Yes ☐             No ☒

MEDIWOUND LTD.

FORM 20-F ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021

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

A number of events could delay or prevent our ability to complete necessary clinical trials for our pipeline product candidates, including:

•	regulators may not authorize us to conduct a clinical trial within a country or at a prospective trial site or may require us to change the design of a study;

•	delays may occur in reaching agreement on acceptable clinical trial terms with regulatory authorities or prospective sites, or obtaining institutional review board or ethics committee approval;

•	our preclinical tests or clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional trials or to abandon strategic projects;

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

•
political unrest and wars, such as the developing conflict between Russia and Ukraine, which could delay or disrupt business activity, and if such political unrest escalates or spills over to or otherwise impacts additional regions, it could also heighten many of the other risk factors described in this Annual Report;

•	delays may occur in obtaining our clinical materials; and

•
epidemics or pandemics, such as the COVID-19 pandemic that can affect the overall healthcare infrastructure, including the ability to recruit patients, the ability to conduct studies at medical sites and the pace with which governmental agencies, such as the FDA and foreign regulatory authorities, will review and approve regulatory submissions. Additional government-imposed quarantines and requirements to “shelter at home” or other incremental mitigation efforts also may impact our ability to source supplies for our operations or our ability or capacity to manufacture, sell and support the use of NexoBrid, EscharEx and other candidate products in the future.

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

In the short term, we have been relying, for a significant portion of our revenues from sales of products, on sales of NexoBrid in Europe and in other international markets for the treatment of severe burns and procurement of NexoBrid by the U.S. Biomedical Advanced Research and Development Authority (BARDA) for emergency stockpile as part of the U.S. Department of Health and Human Services’ (HHS) mission to build national preparedness for public health medical emergencies.  However, our continued growth depends, in large part, on our ability to develop and obtain marketing authorization for NexoBrid for treatment of severe burns in additional markets, especially in the United States (from the U.S. Food and Drug Administration (FDA)). We expect that marketing approval from the FDA, if granted, would enable us to receive additional payments, including milestone payments, transfer price payments and royalties, from Vericel Corporation ("Vericel"), our U.S. commercial partner, who is responsible for commercializing NexoBrid in the North America. In September 2020, the FDA accepted for review our Biologics License Application (“BLA”), which was based on acute data, including primary, secondary and safety endpoints, as well as 12-month safety follow-up data derived from our Phase 3 pivotal study.   In June 2021, we received a Complete Response letter from the FDA stating that our BLA was not approved. We had a Type A meeting with the FDA in October 2021 to discuss a path forward for resubmission, in which we gained clarity on a path forward for resubmission of the BLA, and we plan to resubmit our BLA for NexoBrid in mid-2022. We cannot predict how long the FDA may take to review and approve NexoBrid following our planned BLA resubmission, or whether any such approval in the United States will ultimately be granted. For example, if the FDA requests additional information as a part of its review of the BLA for NexoBrid, there is no guarantee that FDA will consider our responses to be sufficient or timely to enable FDA approval by any subsequent PDUFA goal date, particularly in light of delays in the FDA’s review caused or exacerbated by the COVID-19 pandemic, including delays in conducting required inspections of our manufacturing facilities. Similarly, we cannot predict how long regulatory authorities outside of the United States and Europe may take to provide NexoBrid with marketing authorization in their jurisdictions or whether such authorizations will be granted at all. A number of companies in the pharmaceutical and biotechnology industry have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier clinical trials. See “—Product development is a lengthy and expensive process, with an uncertain outcome” and “—Development and commercialization of NexoBrid and EscharEx in the United States and our pipeline product candidates worldwide requires successful completion of the regulatory approval process, and may suffer delays or fail.” The failure to receive such marketing authorization, especially in the United States, would have a material adverse impact on our business prospects.

Development and commercialization of NexoBrid and EscharEx in the United States and our pipeline product candidates worldwide requires successful completion of the regulatory approval process, and may suffer delays or fail.

In the United States, as well as other jurisdictions, we are required to apply for and receive marketing authorization before we can market our products, as we have already received for NexoBrid in the European Union and other international markets. This process can be time-consuming and complicated and may result in unanticipated delays. To secure marketing authorization, an applicant generally is required to submit an application that includes the data supporting preclinical and clinical safety and efficacy as well as detailed information on the manufacturing and control of the product, proposed labeling and other information. Before marketing authorization is granted, regulatory authorities generally require the inspection of the manufacturing facility or facilities and quality systems (including those of third parties) at which the product candidate is manufactured and tested, to assess compliance with strictly enforced current good manufacturing practices (“cGMP”) and similar foreign requirements such as Good Manufacturing Practices (“GMP”) in the European Union, as well as potential audits of the non-clinical and clinical trial sites that generated the data cited in the marketing authorization application to assess compliance with requisite good clinical practices (“GCP”).

We cannot predict how long the applicable regulatory authority or agency will take to grant marketing authorization or whether any such authorizations will ultimately be granted. Regulatory agencies, including the FDA and the European Medicines Agency (the “EMA”), have substantial discretion in the approval process, and the approval process and the requirements governing clinical trials vary from country to country. The policies of the FDA, the EMA or other regulatory authorities may change or may not be explicit, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of NexoBrid, EscharEx or our pipeline product candidates. For instance, the regulatory landscape related to clinical trials in the European Union (“EU”) recently evolved. The EU Clinical Trials Regulation (“CTR”) which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on January 31, 2022. While the Clinical Trials Directive required a separate clinical trial application (“CTA”) to be submitted in each member state, to both the competent national health authority and an independent ethics committee, the CTR introduces a centralized process and only requires the submission of a single application to all member states concerned. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each member state, leading to a single decision per member state. The assessment procedure of the CTA has been harmonized as well, including a joint assessment by all member states concerned, and a separate assessment by each member state with respect to specific requirements related to its own territory, including ethics rules. Each member state’s decision is communicated to the sponsor via the centralized EU portal. Once the CTA is approved, clinical study development may proceed. The CTR foresees a three-year transition period. The extent to which ongoing and new clinical trials will be governed by the CTR varies. For clinical trials whose CTA was made under the Clinical Trials Directive before January 31, 2022, the Clinical Trials Directive will continue to apply on a transitional basis for three years. Additionally, sponsors may still choose to submit a CTA under either the Clinical Trials Directive or the CTR until January 31, 2023 and, if authorized, those will be governed by the Clinical Trials Directive until January 31, 2025. By that date, all ongoing trials will become subject to the provisions of the CTR. Additionally, the EU pharmaceutical legislation is currently undergoing a complete review process, in the context of the Pharmaceutical Strategy for Europe initiative, launched by the European Commission in November 2020. A proposal for revision of several legislative instruments related to medicinal products (potentially revising the duration of regulatory exclusivity, eligibility for expedited pathways, etc.) is expected to be adopted by the European Commission by the end of 2022. The proposed revisions, once they are agreed and adopted by the European Parliament and European Council (not expected before the end of 2024) may have a significant impact on the biopharmaceutical industry in the long term. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability. We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. If such actions impose constraints on the FDA’s ability to engage in oversight and implementation activities in the normal course, or if we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are unable to maintain regulatory compliance, we may be subject to enforcement action and our business may be negatively impacted.

In addition, any regulatory approval that we will receive may also contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product candidate. For example, as part of the EMA regulatory approval process, we agreed to provide further data from a post-marketing Phase 3 clinical trial of NexoBrid. We believe that our U.S. Phase 3 study will also serve to address this post-marketing commitment to EMA. If EMA is not satisfied with the study results, we will need to perform another costly study to provide such data. Once a product is approved, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submission of safety and other post-marketing information and reports, registration and continued compliance with cGMP and similar foreign requirements and GCP for any clinical trials that we conduct post-approval. Although our manufacturing facility is cGMP-certified, we may face difficulties in obtaining regulatory approval for the manufacturing and quality control process of our pipeline product candidates.
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

The ability of FDA and foreign regulatory authorities to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, FDA’s and foreign regulatory authorities’ ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect FDA’s and foreign regulatory authorities’ ability to perform routine functions. Average review times at the FDA and foreign regulatory authorities have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at FDA and other agencies such as the EMA, following its relocation to Amsterdam and resulting staff changes, may also slow the time necessary for new drugs and biologics to be reviewed and/or approved by necessary regulatory authorities, which would adversely affect our business.  For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as FDA, have had to furlough critical FDA employees and stop critical activities.

Separately, in response to the COVID-19 pandemic, on March 10, 2020 FDA announced its intention to postpone most inspections of foreign manufacturing facilities, and on March 18, 2020, FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities. Subsequently, on July 10, 2020 FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. The FDA utilized this risk-based assessment system to assist in determining when and where it was safest to conduct prioritized domestic inspections. Additionally, on April 15, 2021, the FDA issued a guidance document in which the FDA described its plans to conduct voluntary remote interactive evaluations of certain drug manufacturing facilities and clinical research sites, among other facilities. According to the guidance, the FDA may request such remote interactive evaluations where the FDA determines that remote evaluation would be appropriate based on mission needs and travel limitations. In May 2021, the FDA outlined a detailed plan to move toward a more consistent state of inspectional operations, and in July 2021, the FDA resumed standard inspectional operations of domestic facilities and was continuing to maintain this level of operation as of September 2021. More recently, the FDA has continued to monitor and implement changes to its inspectional activities to ensure the safety of its employees and those of the firms it regulates as it adapts to the evolving COVID-19 pandemic. Regulatory authorities outside the United States have adopted similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

NexoBrid, EscharEx, our current pipeline product candidates or future product candidates may cause unanticipated and undesirable side effects or have other properties, which are currently unknown to us.

NexoBrid, EscharEx and all of our current pipeline product candidates rely on our patented enzymatic platform technology, although their specific formulations or mode of applications may vary. Like most pharmaceutical products, our approval labels for NexoBrid in Europe and other international markets list certain side effects. If we or others identify previously unknown problems with NexoBrid, EscharEx or their underlying proteolytic enzymes, including adverse events of unanticipated severity or frequency, problems with our manufacturers or manufacturing processes, or failure to comply with regulatory requirements, the following consequences, among others, may result, including, without limitation:

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

The marketing approval for NexoBrid in the European Union and other international markets is limited to the treatment of deep partial- and full-thickness burns in adults. In addition, any additional regulatory approval of NexoBrid for severe burns and any regulatory approval we may receive for any of our pipeline product candidates in the future, would be limited to those specific indications for which such pipeline product candidate had been deemed safe and effective by the EMA, the FDA or another regulatory authority and, like the European Commission marketing approval for NexoBrid, would be subject to a renewal examination five years after the extended marketing approval, which will take place during 2022. Additionally, labeling restrictions in EU limit the manner in which a product may be used. For example, NexoBrid’s label provides that it may only be used in specialized burns centers or by burn specialists and that it is not to be applied to more than 15% of the patient’s total body surface area. If physicians prescribe the medication for unapproved, or “off-label,” uses or in a manner that is inconsistent with the manufacturer’s labeling, it could produce results such as reduced efficacy or other adverse effects, and the reputation of our products in the marketplace may suffer. In addition, should any of our future products have a significant price difference and if they are used interchangeably, off-label uses may cause a decline in our revenues or potential revenues. Furthermore, while physicians may choose to prescribe treatments for uses that are not described in the product’s labeling and for uses that differ from those approved by regulatory authorities, we cannot promote the products for any indications other than those that are specifically approved by the European Commission, the FDA or other regulatory authorities. Regulatory authorities restrict communications by companies on the subject of off-label use. If our promotional activities fail to comply with these regulations or guidelines, we may be subject to enforcement actions by those authorities. In the United States, “off-label promotion” by pharmaceutical companies has resulted in significant litigation under the Federal False Claims Act, violations of which may result in substantial civil penalties and fines as well as exclusion from government health care programs. More generally, failure to follow the rules and guidelines of regulatory agencies relating to promotion and advertising, such as that promotional materials not be false or misleading, can result in refusal to approve a product, the suspension or withdrawal of an approved product from the market, product recalls, fines, disgorgement of money, operating restrictions, injunctions or criminal prosecution.

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

Similarly, in the EU, the European Commission grants orphan designation after receiving the opinion of the EMA Committee for Orphan Medicinal Products on an application for orphan designation. A medicinal product may be designated as orphan if its sponsor can establish that (i) the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (ii) either (a) such condition affects no more than 5 in 10,000 persons in the EU when the application is made, or (b) the product, without the benefits derived from orphan status, would not generate sufficient return in the EU to justify investment; and (iii) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EU, or if such a method exists, the medicinal product will be of significant benefit to those affected by the condition. Orphan designation in the EU entitles a party to a number of incentives, such as protocol assistance and scientific advice specifically for designated orphan medicines, and potential fee reductions depending on the status of the sponsor.

Although NexoBrid has been designated an orphan drug in the United States, EU and South Korea, Mexico, Japan, UK and Switzerland, there is no guarantee that we will obtain approval or orphan drug exclusivity in the United States or other jurisdictions, or maintain such exclusivity in Europe. Generally, if a drug with an orphan drug designation subsequently receives the first marketing approval for the disease or condition for which it has such designation, the drug is entitled to a period of marketing exclusivity, which precludes the FDA and foreign regulatory authorities from approving another marketing application, granting a marketing authorization, or accepting an application to extend a marketing authorization for the same drug and disease or condition for that time period, except in limited circumstances. The applicable period is seven years in the United States and ten years in the EU. In the EU, the ten-year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for which it received orphan designation, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity, or where the prevalence of the condition has increased above the threshold. Additionally granting of an authorization for another similar orphan medicinal product where another product has market exclusivity can happen at any time: (i) the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior; (ii) the applicant cannot supply enough orphan medicinal product or (iii) where the applicant consents to a second orphan medicinal product application.

While the marketing exclusivity of an orphan drug prevents other sponsors from obtaining approval of a similar drug for the same disease or condition (unless the sponsor demonstrates clinical superiority or a market shortage occurs), it would not prevent other sponsors from obtaining approval of the same compound for other diseases or conditions, or obtaining approval of a different compound for the same indications as the orphan product. In addition, the FDA or the EMA may revisit any orphan drug designation and retains the ability to withdraw the designation at any time.

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

The ongoing COVID-19 pandemic has spread throughout Israel where our headquarters and plant are located and in other areas where we have business operations. The spread of COVID-19 could have a negative impact on the value of the Company and on the ability of the Company to raise capital (privately or publicly), conduct strategic deals, and continue to conduct clinical trials in medical centers, and could cause us to suspend the recruitment of patients in studies that remain open. In addition, it could negatively affect our manufacturing operations and global supply chain. In response to the outbreak, we have taken various measures to date, including cost containment plan, executing a global remote work policy, reduction of work related travel, including for our field-based employees, reduction of all in-person meetings and interactions with the healthcare community until further notice, leveraging virtual tools and digital communication technologies to continue important interactions with our employees, healthcare professionals, patients and other stakeholders, conducting remote site monitoring, transportation reimbursement and arranging additional shipments of investigational product to sites and we have instituted additional practices, including alternating shifts, to help ensure the health and safety of our employees who work on critical tasks in our labs and manufacturing facility, as we continue to deliver medicines for patients. In addition, COVID-19 and its variants have had an adverse impact on and may continue to adversely impact the expected timelines of our clinical studies and contribute to delays in obtaining regulatory approvals and in receiving governmental funding. For example, from March 2020 through May 2020, we temporarily suspended the initiation of additional clinical sites and new patient enrollment in our U.S. EscharEx phase 2 study for the treatment of venous leg ulcers (“VLUs”), which resulted in slower recruitment rate than planned. In January 2021, due to COVID-19 related enrollment delays and potentially future pandemic related implications on the conduct of our clinical studies, we decided to accelerate this study by adjusting its enrollment target to 120 patients, down from the 174 originally planned. In addition, in many instances across the industry the FDA’s facility inspection schedule has been affected by COVID-19-related travel restrictions, and the FDA stated that it was unable to conduct inspections of NexoBrid’s manufacturing facilities in Israel and Taiwan during the 2021 review cycle due to such restrictions, which are required before the FDA can approve the NexoBrid BLA. Additional government-imposed quarantines and requirements to “shelter at home” or other incremental mitigation efforts also may impact our ability to source our products and products candidates in the future. These existing measures have disrupted, and any future actions may result in further disruption, to our business, and may negatively impact our results of operations and financial position.

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

The COVID-19 pandemic has significantly impacted global supply chain and shipments costs along with increasing head count costs. Suppliers have been experiencing and may continue to experience shortages, delayed shipments, surcharges and other supply chain issues caused by or related to the COVID-19 pandemic. COVID-19 restrictions have also led to a shortage of personnel to manufacture, package and ship supplies and consumables, further limiting the available supply. If our suppliers are not able to supply the raw materials needed for our preclinical studies and clinical trials, there may be a material adverse impact on our business and financial condition.

As the magnitude of the impact on global markets from COVID-19 and its variants is difficult to predict, the extent to which the pandemic may negatively affect our clinical and operational activities, operating results and financial condition is uncertain.

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

Aside from the significant COVID-19 impact, we may experience any contaminations, major equipment failures, or other similar manufacturing problems of such magnitude, any adverse developments affecting manufacturing operations for NexoBrid or our pipeline product candidates which may result in additional shipment delays, inventory shortages, lot failures, withdrawals or recalls, or other interruptions in the supply of NexoBrid or our pipeline product candidates. We may also have to take inventory write-offs and incur other charges and expenses for our products that fail to meet specifications, undertake costly remediation efforts, or seek costlier manufacturing alternatives.

Our ability to continue manufacturing and distributing our products depends on our continued adherence to cGMP regulations.

The manufacturing processes for our products are governed by detailed cGMP and similar foreign regulations, both for our marketed products in the EU and product candidates in clinical testing in the U.S., EU and Israel. Failure by our manufacturing and quality operations unit to adhere to established regulations or to meet a specification or procedure set forth in cGMP and similar foreign requirements could require that a product or material be rejected and destroyed. Our adherence to cGMP and similar foreign regulations and the effectiveness of our quality control systems are periodically assessed through inspections of our manufacturing facility by regulatory authorities. Such inspections could result in deficiency citations, which would require us to take action to correct those deficiencies to the satisfaction of the applicable regulatory authorities. If critical deficiencies are noted or if we are unable to prevent recurrences, we may have to recall products or suspend operations until appropriate measures can be implemented. Since cGMP and similar foreign regulations reflect ever-evolving standards, we need to regularly update our manufacturing processes and procedures to comply with cGMP and similar foreign regulations. These changes may cause us to incur additional costs and may adversely impact our profitability. For example, more sensitive testing assays (if and when they become available, or due to the discontinuation of the availability of the disposables currently used in production) may be required, or existing procedures or processes may require revalidation, all of which may be costly and time-consuming and could delay or prevent the manufacturing of NexoBrid or launch of a new product.

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

We currently have a marketing approval for a single product, NexoBrid, a concentrate of proteolytic enzymes enriched in bromelain, based on our patented enzymatic platform technology, which has been approved for marketing in the EU as well as the European Economic Area (“EEA”) (which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland), U.K., Israel, Argentina, Russia, Ukraine, South Korea, Peru, Chile, Taiwan, United Arab Emirates and Eurasian countries for the treatment of adults with deep partial- and full-thickness burns, which we refer to as severe burns. We are currently relying, for a significant portion of our revenues from sales of products, on sales of NexoBrid in Europe and in other international markets for the treatment of severe burns and procurement of NexoBrid by BARDA. In November 2017, the European Commission re-granted a five-year renewal of our NexoBrid marketing authorization and we plan to file for renewal during 2022. We anticipate that, for at least the next several years, our ability to generate revenues and become profitable will depend on the commercial success of NexoBrid in these markets, BARDA’s procurement as well as successful launch in new markets such as U.S. following obtaining marketing approval.

The commercial success of NexoBrid, EscharEx and our pipeline product candidates will depend upon their degree of market acceptance.

NexoBrid, EscharEx and our pipeline product candidates may not gain market acceptance by physicians and their teams, healthcare payors, patients and others in the medical community. Although many physicians in burn centers throughout Europe, the United States and other international markets have used NexoBrid for severe burns as part of our clinical trials or since NexoBrid’s commercial launch in Europe, Israel, Argentina, South Korea and Russia, we cannot guarantee that use of NexoBrid will be accepted in the market. We need to successfully integrate NexoBrid into the overall treatment of burns in burn centers. If NexoBrid, EscharEx and our pipeline product candidates do not achieve an adequate level of acceptance, we may not generate revenue and we may not achieve or sustain profitability. The degree of market acceptance of NexoBrid in Europe and in other international countries where we receive marketing approval, and of EscharEx and our pipeline product candidates, will depend on a number of factors, some of which are beyond our control, including:

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

 Since its enactment, there have been judicial, executive and congressional challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Thus, the ACA will remain in effect in its current form. Further, prior to the U.S. Supreme Court ruling, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace from February 15, 2021 through August 15, 2021. The executive order instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. These changes included aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments, will stay in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022, unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other healthcare funding, which could negatively impact the market for NexoBrid and our other product candidates, if approved, and, accordingly, our financial operations.

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

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for drugs. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA or comparable regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

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

We have a contract with BARDA, valued at up to $168 million, for the advancement of the development and manufacturing, as well as the procurement, of NexoBrid in the United States (the “First BARDA Contract”). Under the First BARDA Contract, BARDA has agreed to fund $91 million of the development costs of NexoBrid required to obtain marketing approval in the United States and the emergency readiness for NexoBrid deployment.  Under the First BARDA Contract, BARDA is procuring from us emergency stockpile of NexoBrid valued at $16.5 million as part of the HHS mission to build national preparedness for public health medical emergencies. The First BARDA Contract also includes options for BARDA (i) to further fund $10 million in development activities for other potential NexoBrid indications, and (ii) to further fund $50 million for additional procurement of NexoBrid.  As of December 31, 2021, the Company has received from BARDA approximately $70 million in the aggregate, under the two contracts, and an additional $14.6 million for procurement of NexoBrid for U.S. emergency preparedness.

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

We have incurred significant net losses, including a net loss of $9.2 million for the year ended December 31, 2020 and $13.6 million for the year ended December 31, 2021. As of December 31, 2021, we had an accumulated deficit of $148.5 million. We expect to incur substantial net losses for the foreseeable future. These losses and negative cash flows have had, and will continue to have, an adverse effect on our shareholder's equity and working capital.

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

Our future financial performance and ability to successfully commercialize our products and to compete effectively will depend, in part, on our ability to manage any future growth effectively. We have made and expect to continue to make significant investments to enable our future growth through, among other things, new product development, clinical trials for new indications, expansion of our marketing and sales infrastructure and continues exploring for potential business development opportunities. While we believe that our current manufacturing capacity is sufficient to meet the expected near-term commercial demand for NexoBrid, we are planning to scale-up the current capacity, subject to BLA approval, in 2023. We expect the cost will be approximately $8-10 million. We must also be prepared to expand our work force and train, motivate and manage additional employees as the need for additional personnel arises. Even following expansion, our facilities, personnel, systems, procedures and controls may not be adequate to support our future operations, or we may expand, but then fail to grow our sales of NexoBrid or our pipeline product candidates sufficiently to support such operational growth. Any failure to manage future growth effectively could have a material adverse effect on our business and results of operations.

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

The dollar is our functional and reporting currency. However, a significant portion of our operating expenses are incurred in Israeli shekels and Euros. As a result, we are exposed to the risks that the shekel may appreciate relative to the dollar, or, if the shekel instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the shekel, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the shekel against the dollar. For example, the shekel appreciated relative to the dollar by 3.3%, 7.0% and 7.8% in 2021, 2020 and 2019, respectively. If the dollar or Euro cost of our operations in Israel increases, our dollar- and Euro-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

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

The laws governing our conduct in the United States and in foreign jurisdictions are enforceable by criminal, civil and administrative penalties. In the United States, violations of laws such as the Federal Food, Drug and Cosmetic Act (the “FDCA”), the Public Health Service Act, the Federal False Claims Act, provisions of the U.S. Social Security Act, including the “Anti-Kickback Statute,” or any regulations promulgated under their authority, may result in significant administrative, civil and criminal sanctions, jail sentences, fines or exclusion from federal and state programs, as may be determined by the U.S. Department of Justice, the Office of Inspector General of the U.S. Department of Health and Human Services (the “OIG”), the Centers for Medicare & Medicaid Services, ("CMS") other regulatory authorities and the courts. There can be no assurance that our activities will not come under the scrutiny of regulators and other government authorities or that our practices will not be found to violate applicable laws, rules and regulations or prompt lawsuits by private citizen “relators” under federal or state false claims laws.

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

Additionally, there has been a recent trend of increased federal and state regulation of payments and transfers of value provided to healthcare professionals and/or entities. The Affordable Care Act, among other things, imposed annual reporting requirements on certain manufacturers of drugs, devices, biologicals and medical supplies for payments and other transfers of value provided by them, directly or indirectly, to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician practitioners (physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, anesthesiologist assistants, and certified nurse midwives), and teaching hospitals, as well as ownership and investment interests held by physicians and their family members. A manufacturer’s failure to submit timely, accurately and completely the required information for all payments, transfers of value or ownership or investment interests may result in significant civil monetary penalties.

In addition, we are subject to analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the governments or otherwise restrict payments that may be made to healthcare providers. For instance, payments made to physicians in certain EU member states must be publicly disclosed. Moreover, agreements with physicians must often be subject of prior notification and/or approval by the physician’s employer, their competent professional organization, and/or the competent authorities of the individual EU member states.; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; state and foreign laws requiring the registration of pharmaceutical sales representatives, and state and foreign laws governing the privacy and security of health information in certain circumstances. Many of these laws differ from each other in significant ways and often are not preempted by HIPAA thus complicating compliance efforts.

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

Actual or perceived failures to comply with applicable data protection, privacy and security laws, regulations, standards and other requirements could adversely affect our business, results of operations, and financial condition.

The global data protection landscape is rapidly evolving, and we are or may become subject to numerous state, federal and foreign laws, requirements and regulations governing the collection, use, disclosure, retention, and security of personal information, such as information that we may collect in connection with clinical trials. Implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards, or perception of their requirements may have on our business. This evolution may create uncertainty in our business, affect our ability to operate in certain jurisdictions or to collect, store, transfer use and share personal information, necessitate the acceptance of more onerous obligations in our contracts, result in liability or impose additional costs on us. The cost of compliance with these laws, regulations and standards is high and is likely to increase in the future. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulations, our internal policies and procedures or our contracts governing our processing of personal information could result in negative publicity, government investigations and enforcement actions, claims by third parties and damage to our reputation, any of which could have a material adverse effect on our operations, financial performance and business.

In the United States., HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 and its implementing regulations, or collectively HIPAA, imposes, among other things, certain standards relating to the privacy, security, transmission and breach reporting of individually identifiable health information. Certain states have also adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our customers and strategic partners. For example, the California Consumer Privacy Act (“CCPA”), which went into effect on January 1, 2020, among other things, creates new data privacy obligations for covered companies and provides individual privacy rights to California residents, including the right to opt out of certain disclosures of their information. The CCPA also creates a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach. Although the law includes limited exceptions, including for “protected health information” maintained by a covered entity or business associate, it may regulate or impact our processing of personal information depending on the context. Further, the California Privacy Rights Act (“CPRA”) recently passed in California. The CPRA will impose additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. Similar laws have passed in Virginia and Colorado, and have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging. In the event that we are subject to or affected by HIPAA, the CCPA, the CPRA or other domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition.

We are subject to data privacy and security laws in the EU as well as the European Economic Area (“EEA”), including Regulation 2016/679, or the General Data Protection Regulation (“GDPR”) with respect to our collection, control, processing, sharing, disclosure and other use of personal data located in the EEA. The GDPR went into effect in May 2018, and companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States; in July 2020, the Court of Justice of the EU (“CJEU”) limited how organizations could lawfully transfer personal data from the EEA to the United States by invalidating the Privacy Shield for purposes of international transfers and imposing further restrictions on the use of standard contractual clauses (“SCCs”). The European Commission issued revised SCCs on June 4, 2021 to account for the decision of the CJEU and recommendations made by the European Data Protection Board. The revised SCCs must be used for relevant new data transfers from September 27, 2021; existing standard contractual clauses arrangements must be migrated to the revised clauses by December 27, 2022. The new SCCs apply only to the transfer of personal data outside of the EEA and not the United Kingdom; the United Kingdom’s Information Commissioner’s Office launched a public consultation on its draft revised data transfers mechanisms in August 2021. There is some uncertainty around whether the revised clauses can be used for all types of data transfers, particularly whether they can be relied on for data transfers to non-EEA entities subject to the GDPR. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the SCCs cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

Further, since January 2021, we may also be subject to the UK GDPR, which, together with the UK Data Protection Act 2018, retains the GDPR in UK national law. The UK GDPR mirrors the fines under the GDPR, meaning the potential of parallel fines of up to the greater of £17.5 million or 4% of global turnover. The European Commission has adopted an adequacy decision in favor of the UK, enabling data transfers from EU member states to the UK without additional safeguards. However, the UK adequacy decision will automatically expire in June 2025 unless the European Commission re-assesses and renews/extends that decision and remains under review by the Commission during this period. In September 2021, the UK government launched a consultation on its proposals for wide-ranging reform of UK data protection laws following Brexit. There is a risk that any material changes which are made to the UK data protection regime could result in the European Commission reviewing the UK adequacy decision, and the UK losing its adequacy decision if the European Commission deems the UK to no longer provide adequate protection for personal data. The relationship between the UK and the EU in relation to certain aspects of data protection law remains uncertain, and it is unclear how UK data protection laws and regulations will develop in the medium to longer term.

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

The development of biopharmaceutical products involves an inherent risk of product liability claims and associated adverse publicity. Our products may be found to be harmful or to contain harmful substances. This exposes us to substantial risk of litigation and liability or may force us to discontinue production of certain products. Although we have product liability insurance covering up to $10 million for claims in countries where NexoBrid is sold through our sales force or through our distributors, the coverage may not insure us against all claims that may be asserted against us. Product liability insurance is costly and often limited in scope. There can be no assurance that we will be able to obtain or maintain insurance on reasonable terms or to otherwise protect ourselves against potential product liability claims that could impede or prevent commercialization of NexoBrid, EscharEx or our pipeline product candidates. Furthermore, a product liability claim could damage our reputation, whether or not such claims are covered by insurance or are with or without merit. A product liability claim against us or the withdrawal of a product from the market could have a material adverse effect on our business or financial condition. Furthermore, product liability lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management’s time and attention, which could seriously harm our business.

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

Following a national referendum and enactment of legislation by the government of the United Kingdom, the United Kingdom formally withdrew from the EU and ratified a trade and cooperation agreement governing its future relationship, commonly known as Brexit.  The agreement, which was applied provisionally from January 1, 2021 and entered into force on May 1, 2021, addresses trade, economic arrangements, law enforcement, judicial cooperation and a governance framework including procedures for dispute resolution, among other things.  Because the agreement merely sets forth a framework in many respects and will require complex additional bilateral negotiations between the United Kingdom and the EU as both parties continue to work on the rules for implementation, significant political and economic uncertainty remains about how the precise terms of the relationship between the paries will differ from the terms before withdrawal.  Since January 1, 2021, however, the United Kingdom has operated under a separate regulatory regime to the EU. EU laws regarding medicinal products only apply in respect of the United Kingdom to Northern Ireland (as set out in the Protocol on Ireland/Northern Ireland). The EU laws that have been transposed into United Kingdom law through secondary legislation remain applicable. While the United Kingdom has indicated a general intention that new laws regarding the development, manufacture and commercialization of medicinal products in the United Kingdom will align closely with EU law, there are limited detailed proposals for future regulation of medicinal products. The trade and cooperation agreement includes specific provisions concerning medicinal products, which include the mutual recognition of GMP, inspections of manufacturing facilities for medicinal products and GMP documents issued (such mutual recognition can be rejected by either party in certain circumstances), but does not foresee wholesale mutual recognition of United Kingdom and EU pharmaceutical regulations. For example, it is not clear to what extent the United Kingdom will adopt legislation aligned with, or similar to, the EU Clinical Trial Regulation (“CTR”) that will become applicable on January 31, 2022 and which will significantly reform the assessment and supervision processes for clinical trials throughout the EU. Therefore, there remains political and economic uncertainty regarding to what extent the regulation of medicinal products will differ between the United Kingdom and the EU in the future. Any divergences will increase the cost and complexity of running our business, including with respect to the conduct of clinical trials. Brexit also materially impacted the regulatory regime with respect to the approval of our product candidates. Great Britain is no longer covered by the EU’s procedures for the grant of marketing authorizations (Northern Ireland is covered by the centralized authorization procedure and can be covered under the decentralized or mutual recognition procedures). As of 1 January 2021, all existing centralized marketing authorizations, such as the authorizations we have for NexoBrid, were automatically converted into United Kingdom marketing authorizations effective in Great Britain and issued with a United Kingdom marketing authorization number on January 1, 2021 (unless marketing authorization holders opted out of this scheme). A separate marketing authorization is now required to market drugs in Great Britain. It is currently unclear whether the regulator in the United Kingdom, the Medicines and Healthcare products Regulatory Agency is sufficiently prepared to handle the increased volume of marketing authorization applications that it is likely to receive. Any delay in obtaining, or an inability to obtain, any regulatory approvals, as a result of Brexit or otherwise, would prevent us from commercializing our product candidates in Great Britain and restrict our ability to generate revenue and achieve and sustain profitability. If any of these outcomes occur, we may be forced to restrict or delay efforts to seek regulatory approval in Great Britain for our product candidates, which could significantly and materially harm our business. Brexit could adversely affect European and worldwide economic and market conditions and could contribute to instability in global financial and foreign exchange markets, including volatility in the value of the sterling and euro. Any of these effects of Brexit, and others we cannot anticipate, could adversely affect our business, results of operations, financial condition and cash flows.

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

As of December 31, 2021, we had been granted a total of 64 patents and have 27 pending patent applications. The family of patents that covers NexoBrid specifically includes 35 granted patents worldwide. EscharEx is covered in 7 patents and 24 national phase applications. However, there can be no assurance that patent applications relating to our products, processes or technologies will result in patents being issued, that any patents that have been issued will be adequate to protect our intellectual property or that we will enjoy patent protection for any significant period of time. Additionally, any issued patents may be challenged by third parties, and patents that we hold may be found by a judicial authority to be invalid or unenforceable. Other parties may independently develop similar or competing technology or design around any patents that may be issued to or held by us. Our current patents will expire or they may otherwise cease to provide meaningful competitive advantage, and we may be unable to adequately develop new technologies and obtain future patent protection to preserve our competitive advantage or avoid adverse effects on our business.

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

Our currently issued NexoBrid Family patents are nominally due to expire at various dates between 2025 and 2029. However, because of the extensive time required for development, testing and regulatory review of a potential product, and although such delays may entitle us to patent term extensions, it is possible that, before NexoBrid can be commercialized in additional international jurisdictions and/or before any of our future products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantages of the patent. The international PCT patent applications relating to EscharEx were filed on January 30, 2017. National phase applications corresponding to these PCT applications were filed in several jurisdictions and the expiration date of the seven patents that issued and those that will be issued is January 30, 2037, absent patent-term adjustment and/or extensions. Our pending and future patent applications may not lead to the issuance of patents or, if issued, the patents may not provide us with any competitive advantage. We also cannot guarantee that:

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

We also rely on physical and electronic security measures to protect our proprietary information, but we cannot provide assurance that these security measures will not be breached or will provide adequate protection for our property. There is a risk that third parties may obtain and improperly utilize our proprietary information to our competitive disadvantage. We have also outsourced elements of our information technology infrastructure, and as a result a number of third-party vendors may or could have access to our confidential information. Attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. As a result of the COVID-19 pandemic, we may also face increased cybersecurity risks due to our reliance on internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. We may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to enforce our intellectual property rights.

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

Our ordinary shares were first offered publicly in our IPO in March 2014 at a price of $14.00 per share, and our ordinary shares have subsequently traded as high as $18.16 per share and as low as $1.47 per share through March 15, 2022. The market price of our ordinary shares on the Nasdaq Global Market may fluctuate as a result of a number of factors, some of which are beyond our control, including, but not limited to:

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

In addition, as of March 15, 2022, 3,834,697 ordinary shares were subject to outstanding option and RSU awards granted to employees and office holders under our share incentive plans, including 2,534,103 ordinary shares issuable under currently exercisable share options and RSUs. On April 28, 2014, we filed a registration statement on Form S-8 registering the issuance of up to 3,032,742 ordinary shares issuable under our share incentive plans, which amount included 960,932 ordinary shares issuable upon the exercise of option awards previously granted under our 2003 Israeli Share Option Plan and 1,482,044 ordinary shares issuable under our 2014 Equity Incentive Plan. On January 1, 2016, 2018, 2019, 2020 and 2021, the shares available for issuance under our 2014 Equity Incentive Plan automatically increased by 431,006, 540,955, 543,577, 544,055 and 544,738 shares, respectively. As of March 15, 2022, 4,325,624 shares remained available for issuance under our share incentive plans, which amount includes 490,927 ordinary shares subject to outstanding awards. Shares included in such registration statement may be freely sold in the public market upon issuance, except for shares held by affiliates who have certain restrictions on their ability to sell.

The significant share ownership position of Clal Biotechnology Industries Ltd. may limit your ability to influence corporate matters.

As of March 15, 2022, Clal Biotechnology Industries Ltd. (“CBI”), beneficially owns or controls, directly and indirectly, 33.8% of our issued and outstanding ordinary shares. Accordingly, CBI is able to significantly influence the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors and the outcome of any proposed merger or consolidation of the company. CBI’s interests may not be consistent with those of our other shareholders. In addition, CBI’s significant interest in us may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of our ordinary shares.

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Based on our current estimates of our gross income and gross assets and the nature of our business, we do not believe we were classified as a PFIC for the taxable year ended December 31, 2021. There can be no assurance that we will not be considered a PFIC for the current or any future taxable year. PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. Furthermore, the value of our gross assets is likely to be determined in large part by reference to our market capitalization. As such, a decline in the value of our ordinary shares or an increase in the value of our passive assets (including cash and short term investments), for example, may result in our becoming a PFIC. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gain, the loss of the preferential rate that may be applicable to dividends received on our ordinary shares by individuals who are U.S. Holders (as defined in “ITEM 10.E. Taxation—United States Federal Income Taxation”), and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. However, we do not intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we are classified as a PFIC. See “ITEM 10.E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”

If a U.S. person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “U.S. shareholder” with respect to each “controlled foreign corporation” in our group (if any). Since our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries will be treated as controlled foreign corporations (regardless of whether or not we are treated as a controlled foreign corporation). A U.S. shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether the Company makes any distributions. An individual that is a U.S. shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a U.S. shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such U.S. shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist holders of ordinary shares in determining whether any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any holder of ordinary shares is treated as a U.S. shareholder with respect to any such controlled foreign corporation or furnish to any U.S. shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The United States Internal Revenue Service has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and taxpaying obligations with respect to foreign-controlled controlled foreign corporations. A U.S. holder should consult its tax advisors regarding the potential application of these rules to an investment in the ordinary shares.

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

As of December 31, 2021, we had 67 employees based in Israel, certain of whom may be called upon to perform up to 54 days (and in the case of non-officer commanders or officers, up to 70 or 84 days, respectively) of military reserve duty in each three-year period until they reach the age of 40 (and in some cases, depending on their specific military profession, up to 45 or even 49 years of age). In certain emergency circumstances, these employees may be called to immediate and unlimited active duty. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and results of operations.

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

Our research and development efforts have been financed in part through grants from the Israeli Innovation Authority (“IIA”), formerly operating as the Israeli Office of the Chief Scientist (the “OCS”). The total gross amount of grants actually received by us from the IIA, including accrued LIBOR interest (or such other interest rate that the IIA may set in the future) and net of royalties actually paid as of December 31, 2021, totaled approximately 13.7 million and the amortized cost (using the interest method) of the liability as of that date totaled approximately 8.1 million. As of December 31, 2021, we had accrued and paid net royalties to the IIA in an amount of 0.36 million. As of December 31, 2018 we determined that we will no longer be supported by the IIA. As a result, we did not submit applications for IIA grants in 2020 and 2021 and we do not plan to submit in 2022.

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

We are a biopharmaceutical company that develops, manufactures and commercializes novel, cost effective, bio-therapeutic solutions for tissue repair and regeneration. Our strategy leverages our breakthrough enzymatic technology platform into a diversified portfolio of biotherapeutics across multiple indications to pioneer solutions for unmet medical needs.  Our current portfolio is focused on next-generation protein-based therapies for burn and wound care and tissue repair.

Our first innovative biopharmaceutical product, NexoBrid, has received marketing authorization in Europe and other international markets for removal of dead or damaged tissue, known as eschar, in adults with deep partial- and full-thickness thermal burns, also referred to as severe burns. NexoBrid, a concentrate of proteolytic enzymes enriched in bromelain, represents a new paradigm in burn care management, and our clinical trials have demonstrated, with statistical significance, its ability to non-surgically and rapidly remove the eschar earlier relative to existing standard of care upon patient admission, without harming viable tissues. In September 2020, the FDA accepted for review our Biologics License Application (“BLA”), which was based on acute data, including primary, secondary and safety endpoints, as well as 12-month safety follow-up data derived from our Phase 3 pivotal study. In June 2021, we received a Complete Response Letter (“CRL”) from the FDA stating that our BLA was not approved. We had a Type A meeting with the FDA in October 2021 to discuss a path forward for resubmission, in which we gained clarity on a path forward for resubmission of the BLA, and we plan to resubmit our BLA for NexoBrid in mid-2022.

We commercialize NexoBrid globally through multiple sales channels. We sell NexoBrid to burn centers in the European Union, United Kingdom, Norway, Switzerland and Israel, primarily through our direct sales force, focusing on key burn centers and Key Opinion Leaders (“KOL”) management, while establishing additional local distribution channels to extend our outreach in the European Union. In the United States, we entered into exclusive license and supply agreements with Vericel Corporation to commercialize NexoBrid in North America upon FDA's approval. We have signed distribution agreements with local distributors in multiple international markets, focusing in Asia Pacific, EMEA, CEE and LATAM, which are responsible for obtaining local marketing authorization within the relevant territory.

EscharEx, our next-generation enzymatic therapy under development, is a topical biological drug candidate for the debridement of chronic and other hard-to-heal wounds. EscharEx active pharmaceutical ingredient (API) is a concentrate of proteolytic enzymes enriched in bromelain. In two completed phase 2 trials, EscharEx was well tolerated and has demonstrated safety and efficacy in the debridement of various chronic and other hard-to-heal wounds, within a few daily applications. EscharEx is an investigational product, currently under a U.S. phase 2 study.

Our third innovative product candidate, MW005, is a topically applied biological drug candidate for the treatment of non-melanoma skin cancers, based on the same API of NexoBrid and EscharEx products, a concentrate of proteolytic enzymes enriched in bromelain. We launched a new clinical development program to evaluate our drug product candidate MW005 in patients with non-melanoma skin cancer. The Clinical development program of MW005 is supported by the results from several toxicological and other preclinical studies, a clinical case series, as well as vast clinical experience from NexoBrid and EscharEx, which share the same active substance.

We manufacture NexoBrid, EscharEx and our product candidates in our state-of-the-art, cGMP-compliant, sterile pharmaceutical products manufacturing facility at our headquarters in Yavne, Israel.

Key Recent Developments

NexoBrid

In June 2021, we received a CRL from the FDA stating that our BLA seeking the approval of NexoBrid for eschar removal in adults with deep partial-thickness and/or full-thickness thermal burns was not approved. The FDA identified issues related to the Chemistry, Manufacturing and Controls (“CMC”) section of the BLA and requested additional CMC information; The FDA also stated that inspections of NexoBrid's manufacturing facilities in Israel and Taiwan are required before the FDA can approve the BLA, but it was unable to conduct the required inspections during the current review cycle due to COVID-19 related travel restrictions. In addition, the CRL cited certain observations identified during good clinical practice (GCP) inspections related to the U.S. Phase 3 study (DETECT), and requested that we provide its perspective on the potential impact, if any, of these observations on the efficacy findings in the study. Following a productive Type A meeting conducted with the FDA in October 2021, we gained clarity on a path forward for resubmission of our NexoBrid BLA, which is anticipated in mid-2022.

In July 2021, we announced positive results from our pivotal NexoBrid phase 3 pediatric clinical study (CIDS) for eschar removal of severe thermal burns, including the 12-month safety follow-up. The study met all three primary endpoints with a high degree of statistical significance, as well as certain secondary endpoints. NexoBrid demonstrated a significant reduction in time to achieve complete eschar removal and significant reduction in wound area requiring surgical excision while demonstrating non-inferiority to standard-of-care in quality of scars. In addition, the study showed that NexoBrid was safe and well-tolerated. The long-term follow-up for cosmesis and function, quality of life and safety measurements is ongoing, and data is expected in the first half of 2023.

In February 2022 we announced that the Biomedical Advanced Research and Development Authority (BARDA), part of the Office of the Assistant Secretary for Preparedness and Response within the U.S. Department of Health and Human Services, has expanded its awarded contract with us by providing supplemental funding of $9 million to support the NexoBrid BLA resubmission with the FDA and the ongoing expanded access treatment protocol (NEXT).

In February 2022, we announced that the U.S. Department of Defense (DoD), through the Medical Technology Enterprise Consortium (MTEC), has awarded MediWound a $1.7 million research project for the development of NexoBrid as a non-surgical solution for field-care burn treatment for the U.S. Army.

In March 2022, we entered into an underwriting agreement with Oppenheimer & Co., Inc., a representative of the several underwriters (the “Underwriters”), relating to the issuance and sale of an aggregate of 5,208,333 of our ordinary shares at a price per share equal to $1.92.  Total gross proceeds of the offering was approximately $10.0 million. The offering closed on March 7, 2022 and we received approximately $8.7 million in net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses.  Certain entities affiliated with CBI purchased approximately $2.8 million of ordinary shares in the offering at the public offering price. The Underwriters received the same underwriting discount on the shares purchased by these entities as they will on any other shares sold to the public in this offering. The securities purchased by these entities are subject to lock-up agreements with the Underwriters. We also granted the Underwriters a 30-day option to purchase up to an additional 781,249 ordinary shares at the public offering price, less underwriting discounts and commissions.

EscharEx

In January 2022, we announced positive topline results from the U.S.phase 2 study of EscharEx for the debridement of venous leg ulcers (VLUs). These topline results demonstrated that the study met its primary endpoint, demonstrating that patients treated with EscharEx had a statistically significant higher incidence of complete debridement compared to the gel vehicle, with a p-value of 0.004 and no safety issues were observed. Patient follow-up is ongoing and additional data, including secondary and exploratory endpoints as well as additional safety measurements, which will allow further evaluation of clinical benefits, is expected in the second quarter of 2022.

In addition, in December 2021, we announced positive initial data from our ongoing open-label, phase 2 pharmacology study of EscharEx in the debridement of VLUs and diabetic foot ulcers (DFUs). Based on this initial data, EscharEx demonstrated safe and effective debridement of lower leg ulcers within a few daily applications. We expect to share the full data set from this study in the first half of 2022.

MW005

In July 2021, we initiated a U.S. phase I/II study of MW005 for the treatment of low-risk basal cell carcinoma (BCC). We expect data from the study to be available in the first half of 2022.

Our Focus:

Burn Care

NexoBrid, a concentrate of proteolytic enzymes enriched in bromelain, is an easy to use, topically-applied product that removes eschar in four hours without harming the surrounding healthy tissues. Eschar removal is a critical first step in the successful healing of severe burns and chronic and other hard-to-heal wounds. Under existing SOC, burn eschar may be removed either by employing certain existing topical agents that have been found to be minimally effective or that take a significantly longer period of time to work, or by resorting to non-selective surgery, which is traumatic and may result in loss of blood and viable tissue. NexoBrid’s rapid and selective debridement alleviates the known risks associated with eschar, such as infection, eventual sepsis, wound deterioration and consequential scarring, and it allows physicians to reach an informed decision on further treatment at an earlier stage by direct visual assessment of the actual burn depth. Furthermore, NexoBrid minimizes the burden associated with invasive surgical procedures, reduces the need for skin grafting and sacrifice of healthy tissue from donor sites on a patient’s body and generally results in a more favorable overall long-term patient outcome. NexoBrid has been investigated in hundreds of patients across more than 22 countries and four continents in nine completed Phase 2, Phase 3 and post-marketing clinical studies. Over 9,000 burn patients have been treated with NexoBrid in the market since 2013 and the safety and efficacy data reported from post marketing data sources are consistent with the data available from clinical trials and no new safety signals were observed.

There have been hundreds of presentations and several award winning abstracts of NexoBrid in international and national scientific conferences, and NexoBrid has been presented in about 90 peer-reviewed papers, resulting in support of burn specialists and key opinion leaders. Awareness of NexoBrid continues to grow through our marketing efforts in countries where NexoBrid is approved and our and multinational clinical development.

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

BARDA Contracts

In September 2015, we were awarded the First BARDA Contract for treatment of thermal burn injuries, which was valued at up to $112 million. In July 2017 and in May 2019, BARDA expanded its commitment by an aggregate supplemental amount of $41 million. In March 2020, BARDA further expanded its commitment by additional $5.5 million to support emergency readiness for NexoBrid deployment upon request of use of NexoBrid in mass casualty situations and in February 2022 BARDA expanded its awarded contract by providing supplemental funding of $9 million to support the NexoBrid BLA resubmission to the FDA and the continuous expanded access program (collectively the "First BARDA Contract").

The First BARDA Contract is our primary contract with BARDA and relates to the advancement of the development and manufacturing, as well as the procurement of NexoBrid as a medical countermeasure as part of U.S. preparedness for mass casualty events.

Under the First BARDA Contract, BARDA provided technical assistance and a total of up to $91 million in funding for NexoBrid development activities required to achieve U.S. marketing approval from the FDA. These activities include the NexoBrid Phase 3 (DETECT) study and subsequent requirements for BLA submission, the ongoing Phase 3 pediatric (CIDS) study and the NexoBrid expanded access treatment protocol (NEXT). In January 2020, BARDA committed an additional $16.5 million to procure NexoBrid as part of the HHS mission to build national preparedness for public health medical emergencies.  The contract further includes a $10 million option to fund development of other potential NexoBrid indications and an option to procure additional NexoBrid valued at up to $50 million.

In September 2018, we were awarded the second BARDA contract (the "Second BARDA Contract"), which is an additional, separate contract to develop NexoBrid for the treatment of Sulfur Mustard injuries as part of BARDA’s preparedness for mass casualty events. The Second BARDA Contract provides approximately $12 million of funding to support research and development activities up to pivotal studies in animals under the U.S. FDA Animal Rule and contains options for BARDA to provide additional funding of up to $31 million for additional development activities, animal pivotal studies, and the BLA submission for licensure of NexoBrid for the treatment of Sulfur Mustard injuries.

  As of December 31, 2021, the Company has received approximately $70 million in funding in the aggregate, from BARDA under the two contracts, and an additional $14.6 million for procurement of NexoBrid for U.S. emergency preparedness.

Each BARDA contract may be terminated by BARDA at any time at BARDA’s discretion.

NexoBrid Clinical History

NexoBrid, our innovative biopharmaceutical product, has received marketing authorization from the EMA and the Israeli, Argentinean, South Korean, Russian, Peruvian, Chilean, Taiwanese, Ukrainian, Eurasian states and United Arab Emirates Ministries of Health for the removal of eschar in adults with deep partial- and full-thickness thermal burns. The active ingredient of NexoBrid is a concentrate of proteolytic enzymes enriched in bromelain extracted from the pineapple stems. Proteolysis is a breakdown of proteins into smaller building blocks, polypeptides or amino acids. Our research and development strategy is centered around our validated proteolytic enzyme platform technology, focused on next-generation bio-active therapies for burn and wound care and biological medicinal products for tissue repair. Our research and development team further developed and optimized our enzymatic platform technology, which is the basis for NexoBrid, EscharEx and all other pipeline product candidates. One vial of NexoBrid containing 2 grams of concentrate of proteolytic enzymes enriched in bromelain is sufficient for treating a burn wound area of 1% total body surface area (TBSA).

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

Recent completed clinical trials

U.S. Phase 3 Study – DETECT study (Trial 9)

The DETECT study is a prospective, multicenter, multinational, randomized, controlled, assessor blinded Phase 3 study, performed in subjects with thermal burns, to evaluate the efficacy and safety of NexoBrid compared to Gel Vehicle and compared to SOC in 175 hospitalized patients with severe burns of up to 30% TBSA randomized in a 3:1:3 ratio, with 12-month and 24-month follow-ups. The study involved 44 burn centers. The study objectives were to evaluate the efficacy and safety of NexoBrid by removing burn eschar earlier and reducing surgical burden and related blood loss in hospitalized patients with severe burns. Complete eschar removal was the primary endpoint of the study and was tested against the Gel Vehicle control arm. The primary analysis was based on whether complete eschar removal was achieved in all target wounds of a patient. The analysis compared all randomized patients to the NexoBrid arm to all randomized patients to the Gel Vehicle control arm. Secondary endpoints included reduction in the need for surgical eschar removal (surgical burden), earlier eschar removal, and blood loss, which were tested against the SOC control arm. All secondary endpoints were analyzed and compared all patients randomized to the NexoBrid arm to all patients randomized to the SOC control arm. The study met its primary endpoint with statistical significance. Patients treated with NexoBrid demonstrated a significantly higher incidence of complete eschar removal compared with patients treated with the Gel Vehicle (NexoBrid: 93.3% (70/75) vs. Gel Vehicle: 4.0% (1/25), p<0.00011).

 The study included secondary endpoints that were all met with statistical significance and provided further insight on several efficacy parameters: (i) Patients treated with NexoBrid demonstrated shorter time to achieve complete eschar removal compared with patients treated with SOC (median time - NexoBrid: 1 day vs. SOC: 3.8 days, p<0.00012); (ii) Patients treated with NexoBrid demonstrated a significantly lower incidence of surgical eschar removal compared with patients treated with SOC (NexoBrid: 4.0% (3/75) vs. SOC: 72.0% (54/75), p<0.00013); (iii) and Patients treated with NexoBrid incurred significantly lower blood loss during the eschar removal procedure compared with patients treated with SOC (mean volume – NexoBrid: 14.2 ml vs. SOC: 814.5 ml, p<0.00014). In addition, Patients treated with NexoBrid had a non-inferior time to complete wound closure compared with patients treated with SOC (p=0.00035). The study Data Safety Monitoring Board ("DSMB") concluded after all patients had been treated that the overall safety profile of NexoBrid in the study is consistent with the safety data known from previous studies.

1 Fisher's exact test
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

The European Medicines Agency (“EMA”) endorsed the study design as part of the agreed-upon Pediatric Investigational Plan (“PIP”) to support the indication label expansion to include pediatric patients.  The primary endpoints included early eschar removal, reduction of wound area surgically excised (surgical need) and non-inferiority cosmesis and function at twelve months follow-up from wound closure. Secondary endpoints included reduction in the need for surgical excision for eschar removal (surgical need), blood loss, reduction of the need for autograft in DPT wounds and non-inferiority in cosmesis and function at twenty-four months follow-up from wound closure. Additional extended long term cosmesis and function assessment at more than 30 months from wound closure was added to the protocol. Non-inferiority of the time to complete wound closure and other standard safety measurements were also compared with the SOC control arm.

The study was expanded to include burn centers in the United States following agreement with the FDA, under the same protocol with alignment to the U.S. phase 3 study (DETECT) protocol for adult population. The non-inferiority of cosmesis and function at twelve months and twenty-four months from wound closure were defined as safety measurements. In addition, reduction in surgical need was measured only by reduction in incidence of surgical excision for eschar removal.

In July 2021, we announced positive top-line results, which include acute phase and 12-month follow-up data analysis. The study enrolled 145 pediatric patients, from newborn to eighteen years of age, randomized to either NexoBrid or SOC at a ratio of 1:1, across 36 burn centers worldwide. The study met all three primary endpoints with a high degree of statistical significance, as well as certain secondary endpoints. NexoBrid demonstrated a significant reduction in time to achieve complete eschar removal and significant reduction in wound area requiring surgical excision while demonstrating non-inferiority to standard-of-care in quality of scars. In addition, the study showed that NexoBrid was safe and well-tolerated. The long-term follow-up for cosmesis and function, quality of life and safety measurements is ongoing, and data is expected in the first half of 2023. This study is funded by BARDA.  See “—BARDA Contracts” above.

Expanded access treatment protocol (NEXT)

The NEXT protocol, which we initiated in October 2019, is an open-label, single-arm treatment protocol which allows for the treatment of up to 200 burn patients with deep partial- and full-thickness thermal burns up to 30 percent of total body surface area. In September 2020, the FDA agreed to allow the NEXT protocol to be expanded to include pediatric as well as adult burn patients. NEXT protocol is being funded by BARDA. See “—BARDA Contracts” above. NEXT has been designed to be consistent with current real-life burn treatment practices in the U.S. and up to 30 U.S. burn centers are anticipated to participate. We received FDA concurrence that patients can be treated under the NEXT protocol in a burn MCI that is not a declared national emergency. We have provided documents for consideration by the FDA supporting the use of NexoBrid in a declared national medical emergency contingent upon the FDA issuance of an Emergency Use Authorization (EUA). The EUA is a mechanism by which the FDA can allow an unapproved medical product that qualifies as a mass casualty medical countermeasure to be used in a public health emergency.

Wound Care

Our second innovative product candidate, EscharEx, is a bio-active therapeutic product under development for debridement of chronic and other hard-to-heal wounds. EscharEx is complementary to the large number of existing advanced wound healing therapies, which require a clean wound bed in order to heal the wound. EscharEx active substance (API) is a concentrate of proteolytic enzymes enriched in bromelain and as such, benefits from the wealth of existing development data on NexoBrid. The mechanism of action of EscharEx is mediated by the proteolytic enzymes that cleaves and removes the necrotic tissue and prepare the wound bed for healing. In two Phase 2 studies that we conducted, EscharEx well-tolerated and demonstrated safety and efficacy in the debridement of chronic and other hard-to-heal wounds, in a few daily applications. In the U.S, we are conducting a Phase 2 clinical study with the second generation EscharEx, for the treatment of venous leg ulcers (VLUs). The study is built on the positive data from the completed Phase 2 study of the first-generation EscharEx.  The study is designed to assess the safety and efficacy of EscharEx compared to gel vehicle (placebo control) and non-surgical standard-of-care (either enzymatic or autolytic debridement). Topline results announced in January 2022 demonstrated that the study met its primary endpoint, demonstrating that patients treated with EscharEx had a statistically significant higher incidence of complete debridement compared to the gel vehicle, with a p-value of 0.004.

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

Market Opportunity

Currently, surgery (sharp debridement) is generally considered a first-line option. Sharp debridement is an effective method to debride a wound, however, requires surgically skilled physicians performing surgery with patients under, anesthesia, which in elderly patients with various co-morbidities is accompanied with a higher risk of local and systemic complications. Surgery may also involve hemorrhage which could be more difficult to control due to a high incidence of use of anticoagulants in this population. Surgery on wounds may very easily become infected with the infection propagating to surrounding soft and boney tissues ending in life threatening major complication or amputation. Very often even minor, limited sharp debridement exposes other sensitive tissue, such as tendons, deep vessels/nerves and bones that may become infected or may be severely damaged, necessitating additional, more extensive debridement or even amputation. Due to these limitations, chronic wounds are treated by conservative methods while autolytic and enzymatic debridement are most commonly-used non-sharp methods. This includes collagenase-based enzymatic debriding ointment, hydrogels and other topical dressings, which require numerous application sessions and a long time (6-8 weeks) to achieve a clean wound bed, if they achieve this at all. Thus, there is an unmet medical need for a non-surgical rapid and effective debridement agent for the outpatient setting, nursery care facilities and patients home. Given high demand for an effective non-surgical debridement technique outside of wound care clinic settings and clinical data generated to date, EscharEx has the potential to expand the current use of enzymatic debridement across all sites of care and achieve substantial market share. As documented in the Phase 2 study described below, EscharEx significantly improved the rate of complete debridement after few once-daily applications, thus potentially facilitating wound debridement without the need for surgery.

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

Completed clinical trials

We completed a first Phase 2 feasibility study in Israel for chronic and other hard-to-heal wound technology. In January 2017 we completed and announced the final results of a second Phase 2 prospective study in Israel and Europe. In November 2017, we announced the final results of a second cohort of the second Phase 2 study. Based on the completed studies, we believe that our product candidate may be effective for debridement of chronic and other hard-to-heal wounds.

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

Second Phase 2 study—Israel/E.U. – First Cohort

This second Phase 2 study was a prospective, controlled, assessor-blinded, randomized, multi-center Phase 2 study in Israel and Europe. The study objectives were to evaluate the efficacy and safety of EscharEx in comparison to the Gel Vehicle1 at a ratio of 2:1 for the treatment of a variety of chronic and other hard-to-heal wounds, in three etiologies, DFUs, VLUs and post-surgical or traumatic hard-to-heal wounds.

The primary endpoint assessed incidence of complete non-viable tissue removal (debridement) at the end of the debridement period (within up to 10 daily applications) and the secondary endpoints assessed various efficacy and safety endpoints, including wound bed preparation and wound healing.

In January 2017 we reported final results of the first cohort of 73 patients. The average wound age in the EscharEx arm was more than double (72.8 weeks) that of the gel vehicle group (30.8 weeks). The average wound size was 33.6 cm2 in the EscharEx arm vs. 25.8 cm2 in the gel vehicle group. Despite the larger wounds and that wounds treated with EscharEx were older than wounds treated with gel vehicle (72.8 vs. 30.8 weeks), the study met its primary endpoint. EscharEx demonstrated a statistically significant higher incidence of complete debridement at the end of the debridement period. Patients treated with EscharEx demonstrated a higher incidence of complete debridement (55% or 27/49) compared with patients treated with the hydrogel6 vehicle (29% or 7/24) with p=0.047.

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

Ongoing clinical trials

EscharEx U.S. Phase 2 Study in Venous Leg Ulcer (VLU) Patients

In December 2019, we initiated a U.S. Phase 2 adaptive design clinical study of EscharEx for the treatment of venous leg ulcers (VLUs). The study is a multicenter, prospective, randomized, placebo-controlled, adaptive design study, evaluating the safety and efficacy of EscharEx in debridement of VLUs compared to gel vehicle (placebo control) and non-surgical standard-of-care of either enzymatic or autolytic debridement. The study enrolled 120 patients, with 119 treated, at approximately 20 clinical sites, primarily in the United States. Study participants were randomized to either EscharEx, gel vehicle placebo control, or non-surgical standard-of-care, at a ratio of 3:3:2, with a three-month follow-up. The primary endpoint was incidence of complete debridement (non-viable tissue removal), clinically assessed, during the assessment period (up to 8 treatment applications within 14 days), compared to gel vehicle placebo control. Secondary and exploratory endpoints assess time to achieve complete debridement, reduction of pain, reduction of wound area, granulation tissue and quality of life, enabling evaluation of clinical benefits compared to both gel vehicle and non-surgical standard-of-care. Incidence and time to achieve wound closure will be assessed as safety measurements.

In January 2022 we announced positive topline results from this study. These topline results showed that the study met its primary endpoint with high degree of statistical significance, demonstrating that patients treated with EscharEx had a statistically significant higher incidence of complete debridement compared to the gel vehicle. The study randomized 120 patients, of which 119 patients were treated by either EscharEx (n=46), a gel vehicle (n=43), or a non-surgical standard-of-care consisting of either enzymatic or autolytic debridement (n=30). Patients treated with EscharEx demonstrated a statistically significant higher incidence of complete debridement during the 14-day measurement period within up to 8 applications compared to patients treated with gel vehicle (EscharEx: 63% (29/46) vs. gel vehicle: 30% (13/43), p-value=0.004). EscharEx efficacy superiority remained statistically significant compared to gel vehicle also after adjusting for pre-specified covariates ascribed to patient baseline characteristics, wound size and age, regions, and sites. Incidence of complete debridement of the non-surgical standard-of-care arm, during the same 14-day measurement period, was 13% (4/30). In addition, the Independent Data Monitoring Committee reviewed the data of all patients treated and no safety concerns were identified in the study population. EscharEx was well-tolerated and overall safety was comparable between the arms. No differences were found in reported adverse events and no serious adverse event was related to study treatment. Patient baseline characteristics were comparable across all study arms. Patient follow-up is ongoing and additional data, including secondary and exploratory endpoints as well as additional safety measurements, which will allow further evaluation of clinical benefits, is expected in the second quarter of 2022.

EscharEx Pharmacology Study

In December 2021, we announced positive initial data from seven of the maximum fifteen patients in our ongoing open-label, phase 2 pharmacology study of EscharEx in the debridement of lower leg ulcers (VLUs and DFUs). Based on this initial data, EscharEx demonstrated safe and effective debridement of lower leg ulcers within a few daily applications. In addition, evaluation of wounds’ tissue samples (biopsies) and fluorescence images indicated reduction of biofilm and bacterial load following the treatment with EscharEx. We expect to share the full data set from this study in the first half of 2022.

The development of EscharEx for the debridement of chronic and other hard-to-heal wound indications is in Phase 2 studies, and there is no certainty that EscharEx will achieve all of the objectives of the trials as required or that the FDA will allow at this stage to initiate further studies or that we will successfully complete the development to obtain a marketing authorization for EscharEx. MediWound currently expects to request an end-of-Phase 2 meeting with the FDA in the second half of 2022, to discuss program results and the potential Phase 3 pivotal plan for EscharEx. See “ITEM 3.D. Risk Factors—Development and commercialization of NexoBrid and EscharEx in the United States and our pipeline product candidates worldwide requires successful completion of the regulatory approval process, and may suffer delays or fail.”

Non-Melanoma Skin Cancer

 MW005, is a topically applied biological product candidate for the treatment of non-melanoma skin cancers, based on the same active substance of NexoBrid and EscharEx, a concentrate of proteolytic enzymes enriched in bromelain. The clinical development plan of MW005 is supported by the results from several toxicological and other preclinical studies, as well as vast clinical experience from NexoBrid and EscharEx, which share the same active substance. We launched a new clinical program to evaluate our drug product candidate MW005 in patients with non-melanoma skin cancer.

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

MW005 Clinical History

Ongoing clinical trials

U.S. Phase I/II Study in basal cell carcinoma Patients

In July 2021, we initiated a U.S. phase I/II study of MW005 for the treatment of low-risk basal cell carcinoma (BCC). The phase I/II open-label, randomized clinical study in BCC is designed to evaluate safety and tolerability of MW005 using different schedules of administration, as well as provide a preliminary evaluation of efficacy as measured by the percentage of target lesion with complete histological clearance. The trial will enroll up to 32 patients, comprised of 2 cohorts of 16 patients each, with histologically confirmed superficial or nodular BCC and will be conducted at three leading clinical centers in the U.S. We expect data to be available in the first half of 2022.

Although we have conducted preclinical trials, the development of MW005 for non-melanoma skin cancer indications is still in its preliminary phase and there is no certainty that it will achieve all the aims of the trials as required and/or successfully complete the approval process for such indication. See “ITEM 3.D. Risk Factors—Development and commercialization of NexoBrid and EscharEx in the United States and our pipeline product candidates worldwide requires successful completion of the regulatory approval process, and may suffer delays or fail.”

Research and Development

Our research and development strategy is centered around our validated proteolytic enzyme platform technology, focused on next-generation protein-based therapies for burn and wound care, and for tissue repair, which underlies NexoBrid and EscharEx, into additional product candidates for high-value indications. For more information regarding our research and development expenses, see “ITEM 5.C. Research and Development, Patents and Licenses, etc.”

Pre-Clinical Clinical Studies

We conduct clinical studies and preclinical studies to support the efficacy and safety of our products and their ingredients and to extend and validate their benefits for human health. Preclinical studies allow us to substantiate the safety of our products and obtain preliminarily indications of their pharmacological and safety profile. As of the date hereof, we had conducted more than 50 non-GLP8 and GLP preclinical studies. All pre-clinical safety and toxicology studies were conducted according to the principles of Good Laboratory Practices (“GLP”), and twelve clinical studies, according to the principles of Good Clinical Practices (“GCP”), for NexoBrid, EscharEx and our pipeline product candidates. As a result, we have developed significant experience in planning, designing, executing, analyzing and publishing clinical studies.

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

Manufacturing, Supply and Production

We operate a manufacturing facility in Yavne, Israel, in a building that we sub-lease from Clal Life Sciences L.P., with 31 employees as of December 31, 2021. This facility allows us to manufacture sterile biopharmaceutical products, such as NexoBrid. The facility meets current cGMP requirements, as certified by each of the EMA, the Israeli Ministry of Health and South Korean ministry of health. Our facility is subject to audits for reassessment of cGMP compliance, which are preformed periodically by regulatory authorities and was re-approved as cGMP-compliant for an additional three years term as of the audit date, until 2023. Additionally, as we seek regulatory approval NexoBrid in the United States the FDA will need to inspect our plant to confirm it meets all regulatory requirements. In addition, other regional applicable authorities may also need to inspect our plant to confirm it meets all regulatory requirements in order to obtain marketing authorization in these jurisdictions. Applicable changes in our production processes for NexoBrid must be approved by the EMA and similar authorities in other jurisdictions.

While we believe that our current manufacturing capacity at the facility is sufficient to meet the expected near-term commercial demand for NexoBrid, we are planning to scale-up the current capacity, subject to BLA approval, in 2023. We expect the cost will be approximately $8-10 million.

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

Upon obtaining bromelain SP from CBC, we further process it into the drug substance and then into the drug product to finally create the powder form of NexoBrid. The necessary inactive ingredients contained in NexoBrid, or the excipients, are readily available and generally sold to us by multiple suppliers. In addition to this powder, we manufacture a sterile gel substance by combining water for injections produced by us at our facility and additional excipients.

Marketing, Sales and Distribution

We commercialize globally NexoBrid via multiple sales channels:

Europe

 In Europe and Israel, we sell NexoBrid, primarily through our own sales force consisting of a marketing team of specialized and knowledgeable sales representatives in Europe, focusing on leading burn centers and Key Opinion Leaders (KOL) management. We have obtained national reimbursement for NexoBrid in Belgium and Italy and we continue to locally execute our market access strategy for most of Europe to obtain procurement by burn centers and hospitals as part of their budget, or under local, regional or national reimbursement, depending on the specific process required in each country. We believe that additional burn units in large hospitals as well as smaller hospitals will follow the treatment trends once established by the burn centers. See “—Government Legislation and Regulation—Pharmaceutical Coverage, Pricing and Reimbursement.” Furthermore, we are establishing additional distribution channels through local partners to extend outreach in EU (Sweden, Finland, the Baltic states, France, Switzerland (Romandie region), Greece, Malta, Bulgaria, Cyprus, Portugal, the Netherlands and Luxemburg), where NexoBrid is already approved for marketing as part of the European marketing authorization. In addition to receiving marketing authorization for NexoBrid in the European Union, key opinion leaders in the burn care field worldwide are already aware of NexoBrid’s efficiency in removing eschar due to hundreds of scientific presentations and several award winning abstracts at international and national conferences and about 100 peer-reviewed papers.

North America

Vericel License and Supply Agreements

On May 6, 2019, we entered into exclusive license and supply agreements with Vericel to commercialize NexoBrid in all countries of North America (which we refer to as the “Territory”).

NexoBrid is currently under registration stage in the U.S., and pursuant to the terms of the License Agreement described below, we will continue to conduct all clinical and other activities described in the development plan to support the BLA resubmission with the FDA under the supervision of a Central Steering Committee comprised of members of each of our Company and Vericel.

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

BARDA

Pursuant to the First BARDA Contract, BARDA has initiated the procurement of NexoBrid valued at $16.5 million, for emergency stockpile as part of the HHS mission to build national preparedness for public health medical emergencies. BARDA purchased inventory is being managed by MediWound under vendor managed inventory. As of December 31, 2021, the Company has received $14.6 million for procurement of NexoBrid for U.S. emergency preparedness.

Under our exclusive license and supply agreements with Vericel, we will equally split the gross profits on the initial procurement and receive a double-digit royalty on any additional future BARDA purchases of NexoBrid. Please see “Vericel License and Supply Agreements” above.

Other International Markets

In other international markets, we sell NexoBrid through local distributors with which we have distribution agreements, focusing on Asia Pacific, EMEA, CEE and LATAM. We have signed local distribution agreements for distribution in Argentina, Russia, South Korea, Colombia, Mexico, Peru, Chile, Ecuador, Panama, India, Bangladesh, Sri Lanka, Turkey, Japan, Australia, New-Zealand, Singapore, Ukraine, Taiwan and United Arab Emirates.

Our distributors in Argentina, South Korea, Russia, Peru, Chile, Taiwan, United Arab Emirates and Eurasian countries have obtained marketing authorization. Our additional distributors have filed or are in the process of filing for market authorization in their respective territories and are expected to launch NexoBrid after receipt of local regulatory approval, which may take a year or more to be granted, and, consequently, may occur in certain markets during 2022. We have launched NexoBrid in Argentina, South Korea, Russia, Taiwan, Chile and United Arab Emirates and expect additional launches following receipt of local marketing authorizations. We plan to enter other international markets through collaboration with local distributors and leverage our approved registration file in Europe to obtain regional marketing authorizations.

For a breakdown of our consolidated revenues by geographic markets and by categories of operations for the years ended December 31, 2020 and 2021, please see “Item 5.A Operating and Financial Review and Prospects—Operating Results.”

Intellectual Property

Our intellectual property and proprietary technology are important to the development, manufacture and sale of NexoBrid, EscharEx and our future pipeline product candidates. We seek to protect our intellectual property, core technologies and other know-how through a combination of patents, trademarks, trade secrets, non-disclosure and confidentiality agreements, licenses, assignments of invention and other contractual arrangements with our employees, consultants, partners, suppliers, customers and others. Additionally, we rely on our research and development program, clinical trials, know-how and marketing and distribution programs to advance our products and product candidates. As of December 31, 2021, we had been granted a total of 64 patents and have 27 pending patent applications. The family of patents that covers NexoBrid specifically includes 35 granted patents worldwide. EscharEx is covered by 7 patents and 24 national phase applications.

The main patents for our proteolytic enzyme technology which underlies NexoBrid, EscharEx and our current pipeline product candidates have been issued in Europe, the United States and other international markets. Our patents which cover NexoBrid claim specific mixtures of proteolytic enzymes, methods of producing such mixtures and methods of treatment using such mixtures. Although the protection achieved is significant for NexoBrid, EscharEx and our pipeline product candidates, when looking at our patents’ ability to block competition, the protection offered by our patents may be, to some extent, more limited than the protection provided by patents which claim chemical structures which were previously unknown. Absent patent-term extensions, the NexoBrid patents are nominally set to expire in 2025 and in 2029 in the United States. The NexoBrid patents issued in Europe and in other foreign jurisdictions are nominally set to expire in 2025. The patents and the national phase applications relating to EscharEx, if the national phase applications are granted, will expire on January 30, 2037, absent any patent-term adjustment and/or extensions.

While our policy is to obtain patents by application, license or otherwise, to maintain trade secrets and to seek to operate without infringing on the intellectual property rights of third parties, technologies related to our business have been rapidly developing in recent years. Additionally, patent applications that we may file or license from third parties may not result in the issuance of patents, and our issued patents and any issued patents that we may receive in the future may be challenged, invalidated or circumvented. For example, we cannot predict the extent of claims that may be granted or enforceable in our patents nor can we be certain of the priority of inventions covered by pending third‑party patent applications filed in the U.S. If third parties prepare and file patent applications that also claim technology or therapeutics to which we have rights, we may have to participate in proceedings to determine priority of invention, which could result in substantial costs to us, even if the eventual outcome is favorable to us. Moreover, because of the extensive time required for clinical development and regulatory review of a product we may develop, it is possible that, before NexoBrid can be commercialized in additional jurisdictions and/or before any of our future products can be commercialized, related patents will expire a short period following commercialization, thereby reducing the advantage of such patent. Loss or invalidation of certain of our patents, or a finding of unenforceability or limited scope of certain of our intellectual property rights, could have a material adverse effect on us. See “ITEM 3.D. Risk Factors — Our success depends in part on our ability to obtain and maintain protection for the intellectual property relating to, or incorporated into, our technology and products.”

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

The medical, biotechnology and pharmaceutical industries are intensely competitive and subject to significant technological change and changes in practice. While we believe that our innovative technology, knowledge, experience and scientific resources provide us with competitive advantages, we may face competition from many different sources with respect to NexoBrid, EscharEx, MW005 and our existing pipeline product candidates or any product candidates that we may seek to develop or commercialize in the future. Possible competitors may include medical practitioners, pharmaceutical and wound care companies, academic and medical institutions, governmental agencies and public and private research institutions, among others. Any product that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

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

European Union

The approval process of medicinal products in the European Union generally involves satisfactorily completing each of the following:

•	laboratory tests, animal studies and formulation studies all performed in accordance with the applicable E.U. GLP or GMP regulations;

•	submission to the relevant authorities of a clinical trial application (“CTA”), which must be approved before human clinical trials may begin;

•	performance of adequate and well‑controlled clinical trials to establish the safety and efficacy of the product for each proposed indication;

•
submission to the relevant competent authorities of a marketing authorization application (“MAA”), which includes the data supporting preclinical and clinical safety and efficacy as well as detailed information on the manufacture and composition and control of the product development and proposed labeling as well as other information;

•
inspection by the relevant national authorities of the manufacturing facility or facilities and quality systems (including those of third parties) at which the product is produced, to assess compliance with strictly enforced GMP;

•	potential audits of the non‑clinical and clinical trial sites that generated the data in support of the MAA; and

•	review and approval by the relevant competent authority of the MAA before any commercial marketing, sale or shipment of the product.

Quality/preclinical studies

In order to assess the potential safety and efficacy of a product, tests include laboratory evaluations of product characterization, analytical tests and controls, as well as studies to evaluate toxicity and pharmacological effects in animal studies. The conduct of the preclinical tests and formulation of the compounds for testing must comply with the relevant E.U. regulations and requirements. The results of such tests, together with relevant manufacturing control information and analytical data, are submitted as part of the CTA. Non-clinical studies are performed to demonstrate the health or environmental safety of new biological substances. Non-clinical studies must be conducted in compliance with the principles of good laboratory practice (“GLP”) as set forth in EU Directive 2004/10/EC. In particular, non-clinical studies, both in vitro and in vivo, must be planned, performed, monitored, recorded, reported and archived in accordance with the GLP principles, which define a set of rules and criteria for a quality system for the organizational process and the conditions for non-clinical studies. These GLP standards reflect the Organization for Economic Co-operation and Development requirements.

Clinical trial approval

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

Clinical trials of medicinal products in the EU must be conducted in accordance with EU and national regulations and the International Conference on Harmonization (“ICH”) guidelines on good clinical practices (“GCP”) as well as the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. If the sponsor of the clinical trial is not established within the EU, it must appoint an EU entity to act as its legal representative. The sponsor must take out a clinical trial insurance policy, and in most EU member states, the sponsor is liable to provide ‘no fault’ compensation to any study subject injured in the clinical trial.

The regulatory landscape related to clinical trials in the EU has been subject to recent changes. The EU Clinical Trials Regulation (“CTR”) which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on January 31, 2022. Unlike directives, the CTR is directly applicable in all EU member states without the need for member states to further implement it into national law. The CTR notably harmonizes the assessment and supervision processes for clinical trials throughout the EU via a Clinical Trials Information System, which contains a centralized EU portal and database.

While the Clinical Trials Directive required a separate CTA to be submitted in each member state, to both the competent national health authority and an independent ethics committee, much like the FDA and IRB respectively, the CTR introduces a centralized process and only requires the submission of a single application to all member states concerned. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each member state, leading to a single decision per member state. The CTA must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. The assessment procedure of the CTA has been harmonized as well, including a joint assessment by all member states concerned, and a separate assessment by each member state with respect to specific requirements related to its own territory, including ethics rules. Each member state’s decision is communicated to the sponsor via the centralized EU portal. Once the CTA is approved, clinical study development may proceed.

The CTR foresees a three-year transition period. The extent to which ongoing and new clinical trials will be governed by the CTR varies. For clinical trials whose CTA was made under the Clinical Trials Directive before January 31, 2022, the Clinical Trials Directive will continue to apply on a transitional basis for three years. Additionally, sponsors may still choose to submit a CTA under either the Clinical Trials Directive or the CTR until January 31, 2023 and, if authorized, those will be governed by the Clinical Trials Directive until January 31, 2025. By that date, all ongoing trials will become subject to the provisions of the CTR.

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

All applications for marketing authorization for new pharmaceutical products that were not authorized in the EU prior to January 26, 2007 must include the results of studies carried out in children of different ages. The PDCO determines the requirements and procedures of such studies, describing them in a PIP. This requirement also applies when a company wants to add a new indication, pharmaceutical form or route of administration for a medicine that is already authorized. The PDCO can grant deferrals for some medicines, allowing a company to delay development of the medicine in children until there is enough information to demonstrate its effectiveness and safety in adults. The PDCO can also grant waivers when development of a medicine in children is not needed or is not appropriate, such as for diseases that only affect the elderly population.

Before an MAA can be filed, or an existing marketing authorization can be amended, the EMA confirms that the applicant complied with the studies’ requirements and measures listed in the PIP. Since the regulation became effective, several incentives for the development of medicines for children become available in the European Union, including:

•
medicines that have been authorized for marketing in the EU with the results of PIP studies included in the product information are eligible for an extension of their supplementary protection certificate extension (if any is in effect at the time of approval) by six months. This is the case even when the studies’ results are negative;

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

In November 2021, we received positive scientific advice from the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) related to the pediatric label extension for NexoBrid. EMA’s CHMP agreed to assess a potential pediatric label extension on NexoBrid for the treatment of thermal burns, based on the available safety and efficacy results of the pivotal Phase 3 pediatric clinical study with its 12-month follow-up, and that the long-term follow up data are likely to be supportive data. Based on the feedback, the Company anticipates submitting a pediatric label extension request in the first half of 2022.

Marketing authorization

Authorization to market a product in the EU member states proceeds under one of four procedures: a centralized authorization procedure, a mutual recognition procedure, a decentralized procedure or a national procedure. Marketing authorization may be granted only to an applicant established in the European Union. Through our wholly‑owned German subsidiary, we received approval for NexoBrid pursuant to the centralized authorization procedure.

The centralized procedure provides for the grant of a single marketing authorization that is valid throughout the EU and the European Economic Area (“EEA”) countries, and including Norway, Iceland and Lichtenstein. The centralized procedure is compulsory for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy medicinal products (“ATMPs”) and products with a new active substance indicated for the treatment of certain diseases, and is optional for products which constitute a significant therapeutic, scientific, or technical innovation or for which a centralized process is in the interest of patients. Products that have received orphan designation in the EU, such as NexoBrid, will qualify for this centralized procedure, under which each product’s MAA is submitted to the EMA. Under the centralized procedure in the European Union, the maximum time frame for the evaluation of an MAA by the EMA is 210 days (excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the Committee of Medicinal Products for Human Use).

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

Period of authorization and renewals

Marketing authorization is valid for an initial five‑year period and may be renewed thereafter on the basis of a re‑evaluation of the risk‑benefit balance by the EMA or by the competent authority of the authorizing member state. To this end, the marketing authorization holder shall provide the EMA or other applicable competent authority a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the end of the initial five‑year period. Once renewed, the marketing authorization is valid for an unlimited period, unless the EMA or other applicable competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five‑year renewal. Any authorization which is not followed by the actual placing of the drug on the E.U. market (in case of centralized procedure) or on the market of the authorizing member state within three years after authorization shall cease to be valid. On November 2017, the European Commission granted a five‑year renewal of our NexoBrid marketing authorization, and we plan to file for renewal during 2022.

Orphan designation

On July 31, 2002, NexoBrid received orphan drug status in the European Union, and on December 20, 2012, the EMA confirmed NexoBrid’s designation as an orphan drug for marketing authorization.

In the EU, the Committee for Orphan Medicinal Products assesses orphan drug designation. The criteria for designating an “orphan medicinal product” in the EU are similar in principle to those in the United States.  A medicinal product can be designated as an orphan if its sponsor can establish that (1) the product is intended for the diagnosis, prevention or treatment of a life threatening or chronically debilitating condition; (2) either (a) such condition affects not more than five in 10,000 persons in the EU when the application is made, or (b) the product, without the benefits derived from the orphan status, would not generate sufficient return in the EU to justify the necessary investment; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized for marketing in the EU or, if such method exists, the product will be of significant benefit to those affected by that condition.

In the EU, orphan drug designation also entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity following drug or biological product approval. This period may be reduced to six years if, at the end of the fifth year, the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity or a safer, more effective or otherwise clinically superior product is available. Granting of an authorization for another similar orphan medicinal product where another product has market exclusivity can happen at any time if: (i) the second applicant can establish that its product, although similar to the authorized product, is safer, more effective or otherwise clinically superior, (ii) inability of the applicant  to supply sufficient quantities of the orphan medicinal product or (iii) where the applicant consents to a second orphan medicinal product application. A company may voluntarily remove a product from the orphan register.

Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

Regulatory data protection

Without prejudice to the law on the protection of industrial and commercial property, some marketing authorizations benefit from an “8+2(+1)” year period of regulatory protection. During the first eight years from the grant of the innovator company’s marketing authorization, data exclusivity applies. If granted, the data exclusivity period prevents generic or biosimilar applicants from relying on the pre-clinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar MA in the EU during a period of eight years from the date on which the reference product was first authorized in the EU. After the eight years have expired, a generic company can make use of the preclinical and clinical trial data of the originator in their regulatory applications but still cannot market their product until the end of 10 years. An additional one year of market exclusivity can be obtained if, during the first eight years of those 10 years, the marketing approval holder obtains an approval for one or more new therapeutic indications which, during the scientific evaluation prior to their approval, are determined to bring a significant clinical benefit in comparison with existing therapies. Under the current rules, a third party may reference the preclinical and clinical data of the reference product beginning eight years after first approval, but the third party may market a generic version only after 10 (or 11) years have lapsed.

Additional data protection can be applied for when an applicant has complied with all requirements as set forth in an approved PIP.

Post-Approval Requirements

Similar to the United States, both marketing authorization holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the European Commission and/or the competent regulatory authorities of the member states. The holder of a marketing authorization must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports (“PSURs”).

All new MAA must include a risk management plan (“RMP”) describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the marketing authorization. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety studies.

Failure to comply with the aforementioned EU and member state laws may result in administrative, civil or criminal penalties. These penalties could include delays or refusal to authorize the conduct of clinical trials, or to grant marketing authorization, product withdrawals and recalls, product seizures, suspension, withdrawal or variation of the marketing authorization, total or partial suspension of production, distribution, manufacturing or clinical trials, operating restrictions, injunctions, suspension of licenses, fines and criminal penalties.

The aforementioned EU rules are generally applicable in the EEA.

The United Kingdom (“UK”) left the EU on January 31, 2020, following which existing EU medicinal product legislation continued to apply in the United Kingdom during the transition period under the terms of the EU-UK Withdrawal Agreement. The transition period, which ended on December 31, 2020, maintained access to the EU single market and to the global trade deals negotiated by the EU on behalf of its members. The transition period provided time for the UK and EU to negotiate a framework for partnership for the future, which was then crystallized in the Trade and Cooperation Agreement (“TCA”) and became effective on the January 1, 2021. The TCA includes specific provisions concerning pharmaceuticals, which include the mutual recognition of GMP inspections of manufacturing facilities for medicinal products and GMP documents issued, but does not foresee wholesale mutual recognition of UK and EU pharmaceutical regulations.

EU laws which have been transposed into UK law through secondary legislation continue to be applicable as “retained EU law”. However, new legislation such as the EU CTR or in relation to orphan medicines will not be applicable. The UK government has passed a new Medicines and Medical Devices Act 2021, which introduces delegated powers in favour of the Secretary of State or an ‘appropriate authority’ to amend or supplement existing regulations in the area of medicinal products and medical devices. This allows new rules to be introduced in the future by way of secondary legislation, which aims to allow flexibility in addressing regulatory gaps and future changes in the fields of human medicines, clinical trials and medical devices.

As of January 1, 2021, the Medicines and Healthcare products Regulatory Agency (“MHRA”) is the UK’s standalone medicines and medical devices regulator. As a result of the Northern Ireland protocol, different rules will apply in Northern Ireland than in England, Wales, and Scotland, together, Great Britain (“GB”); broadly, Northern Ireland will continue to follow the EU regulatory regime, but its national competent authority will remain the MHRA. The MHRA has published a guidance on how various aspects of the UK regulatory regime for medicines will operate in GB and in Northern Ireland following the expiry of the Brexit transition period on December 31, 2020. The guidance includes clinical trials, importing, exporting, and pharmacovigilance and is relevant to any business involved in the research, development, or commercialization of medicines in the UK. The new guidance was given effect via the Human Medicines Regulations (Amendment etc.) (EU Exit) Regulations 2019 (the “Exit Regulations”).

The MHRA has introduced changes to national licensing procedures, including procedures to prioritize access to new medicines that will benefit patients, including a 150-day assessment and a rolling review procedure. All existing EU MAs for centrally authorized products were automatically converted or grandfathered into UK MAs, effective in GB (only), free of charge on January 1, 2021, unless the MA holder chooses to opt-out. After Brexit, companies established in the UK cannot use the centralized procedure and instead must follow one of the UK national authorization procedures or one of the remaining post-Brexit international cooperation procedures to obtain an MA to commercialize products in the UK. The MHRA may rely on a decision taken by the an Commission on the approval of a new (centralized procedure) MA when determining an application for a GB authorization; or use the MHRA’s decentralized or mutual recognition procedures which enable MAs approved in EU member states (or Iceland, Liechtenstein, Norway) to be granted in GB.

There will be no pre-MA orphan designation. Instead, the MHRA will review applications for orphan designation in parallel to the corresponding MA application. The criteria are essentially the same, but have been tailored for the market, i.e., the prevalence of the condition in GB, rather than the EU, must not be more than five in 10,000. Should an orphan designation be granted, the period or market exclusivity will be set from the date of first approval of the product in GB.

Data Privacy and Security Laws

Numerous state, federal and foreign laws, regulations, and standards govern the collection, use, access to, confidentiality and security of health-related and other personal information, and could apply now or in the future to our operations or the operations of our partners. In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws and consumer protection laws and regulations govern the collection, use, disclosure, and protection of health-related and other personal information. In addition, certain laws govern the privacy and security of personal data, including health-related data in the EU/EEA and in other foreign jurisdictions. For example, the GDPR imposes strict requirements for processing the personal data of individuals within the EEA. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. Further, from January 1, 2021, companies have had to comply with the GDPR and also the UK GDPR, which, together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law. The UK GDPR mirrors the fines under the GDPR, i.e., fines up to the greater of €20 million (£17.5 million) or 4% of global turnover. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.

Manufacturing

The manufacturing of authorized drugs, for which a separate manufacturer’s license is mandatory, must be conducted in strict compliance with the EMA’s cGMP requirements and comparable requirements of other regulatory bodies, which mandate the methods, facilities and controls used in manufacturing, processing and packing of drugs to assure their safety and proper identification. The EMA monitors compliance with its GMP requirements through mandatory registration of facilities and inspections of those facilities. The EMA may have a coordinating role for these inspections while the responsibility for carrying them out rests with the competent authority of the member state under whose responsibility the manufacturer falls. Failure to comply with these requirements could interrupt supply and result in delays, unanticipated costs and lost revenues, and could subject the applicant to potential legal or regulatory action, including but not limited to warning letters, suspension of manufacturing, seizure of product, injunctive action or possible civil and criminal penalties. In January 2013, the EU and Israel signed the Protocol on Conformity Assessment and Acceptance of Industrial Products (the “ACAA”), which covers medicinal products. The ACAA provides for mutual recognition of the conclusions of inspections of compliance of manufacturers and importers with the principles and guidelines of EU GMP and equivalent Israeli cGMP. Certification of the conformity of each batch to its specifications by either the importer or the manufacturer established in Israel or in the EU shall be recognized by the other party without re‑control at import from one party to the other.

Marketing and promotion

The marketing and promotion of authorized drugs, including industry‑sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the European Union, notably under Directive 2001/83 and subject to laws concerning promotion of medicinal products, interactions with physicians, misleading and comparative advertising and unfair commercial practices. The applicable legislation aims to ensure that information provided by holders of marketing authorizations regarding their products is truthful, balanced and accurately reflects the safety and efficacy claims authorized by the EMA or by the applicable national authority of the authorizing member state. Direct-to-consumer advertising of prescription medicines is also prohibited in the EU. Although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations in each member state and can differ from one country to another. Failure to comply with these requirements can result in adverse publicity, warning letters, mandated corrective advertising and potential civil and criminal penalties.

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

The manufacturing of NexoBrid, EscharEx and our pipeline product candidates are and will be required to comply with applicable FDA manufacturing requirements contained in the FDA’s cGMP regulations. NexoBrid is manufactured at our production plant in Yavne, Israel, which is cGMP certified. The FDA’s cGMP regulations require, among other things, quality control and quality assurance, as well as the corresponding maintenance of comprehensive records and documentation. Biologic manufacturers and other entities involved in the manufacture and distribution of approved drugs and biologics are also required to register their establishments and list any products they make with the FDA and to comply with related requirements in certain states. These entities are further subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. In addition, a BLA holder must comply with post‑marketing requirements, such as reporting of certain adverse events. Such reports can present liability exposure, as well as increase regulatory scrutiny that could lead to additional inspections, labeling restrictions or other corrective action to minimize further patient risk. Discovery of problems with a product after approval may result in serious and extensive restrictions on the product, manufacturer or holder of an approved BLA, as well as lead to potential market disruptions. These restrictions may include recalls, fines, warning letters, or untitled letters, clinical holds on clinical studies, refusal of the FDA to approve pending applicants or supplements to approved applications, product seizure or detention, or refusal to permit the import or export of products, suspension or revocation of a product license approval until the FDA is assured that quality standards can be met, and continuing oversight of manufacturing by the FDA under a “consent decree,” which frequently includes the imposition of costs and continuing inspections over a period of many years, as well as possible withdrawal of the product from the market. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

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

If a product with orphan status receives the first FDA approval for the disease or condition for which it has such designation, the product will be entitled to orphan product exclusivity. Orphan product exclusivity means that FDA may not approve any other applications for the same product for the same disease or condition for seven years, except in certain limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Competitors may receive approval of different products for the indication for which the orphan product has exclusivity and may obtain approval for the same product but for a different indication. If a drug or drug product designated as an orphan product ultimately receives marketing approval for an indication broader than that designated in its orphan product application, it may not be entitled to exclusivity. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

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

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any products for which we obtain regulatory approval. In the United States, EU and other markets, sales of any products for which we receive regulatory approval for commercial sale will depend to a large extent on the availability of reimbursement from third‑party payors. Third‑party payors include governments, government health administrative authorities, managed care providers, private health insurers and other organizations. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the drug product. Third‑party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the drug products approved for a particular indication by the FDA, European Commission or National Ministries of Health. Third‑party payors are increasingly challenging the price and examining the medical necessity and cost‑effectiveness of medical products and services, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost‑effectiveness of NexoBrid, in addition to the costs required to obtain the FDA or other Ministry of Health approvals. Additionally, NexoBrid may not be considered medically necessary or cost‑effective. A payor’s decision to provide coverage for a drug product does not guarantee that an adequate reimbursement rate will be approved. Adequate third‑party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

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

Since its enactment, there have been judicial, executive and congressional challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Thus, the ACA will remain in effect in its current form. Further, prior to the U.S. Supreme Court ruling, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace from February 15, 2021 through August 15, 2021. The executive order instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA.

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

In the EU, pricing and reimbursement schemes vary widely from country to country and often within regions or provinces of countries. Some countries may limit the annual budget of coverage or request that the company participate in the cost above certain use levels or for treatments perceived as unsuccessful and impose monitoring processes on the use of the product. Some countries and hospitals may require inclusion into the hospital formulary for payment from the hospital budget. Some countries and hospitals may require the completion of additional studies that compare the cost‑effectiveness of a particular drug candidate to currently available therapies. For example, the EU provides options for its member states to restrict the range of drug products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a drug product or may instead adopt a system of direct or indirect controls on the profitability of the company placing the drug product on the market. Other member states allow companies to fix their own prices for drug products, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross‑border imports from low‑priced markets exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations for drug products may not allow favorable reimbursement and pricing arrangements.

Healthcare Law and Regulation; Data Privacy and Security Laws

Healthcare providers, physicians and third‑party payors play a primary role in the recommendation and prescription of drug products that are granted marketing approval. Arrangements with healthcare providers, third‑party payors and other customers are subject to broadly applicable fraud and abuse and other healthcare laws and regulations. Such restrictions under applicable federal, state and foreign healthcare laws and regulations, include the following:

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

Properties

Our principal executive offices are located at 42 Hayarkon Street, Yavne 8122745, Israel. We lease these facilities from our largest shareholder, Clal Life Sciences, L.P. (“CLS”), pursuant to a sub‑lease agreement, as amended, that expires on October 30, 2025. The facilities consist of approximately 32,300 square feet of space, and the yearly lease fee is approximately $469,000. These facilities house our administrative headquarters, our research and development laboratories and our manufacturing plant. The sub-lease agreement includes an option to extend the lease period for additional 3 years at our sole discretion.

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

Item 4A. UNRESOLVED STAFF COMMENTS

None.

Item 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.          Operating Results

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2021 and related notes, and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS, as issued by the IASB.

Company Overview

 We are a biopharmaceutical company that develops, manufactures and commercializes novel, cost effective, bio-therapeutic solutions for tissue repair and regeneration. Our strategy is centered around our validated enzymatic platform technology, focused on next-generation protein-based therapies for burn and wound care, and for tissue repair.

Our first innovative biopharmaceutical product, NexoBrid, received marketing authorization from the European Commission and the Israeli, Argentinean, South Korean, Russian, Ukrainian, Eurasian economic union (Armenia, Kyrgyzstan, Belarus, Kazakhstan), Peruvian, Chilean, Taiwanese and United Arab Emirates Ministries of Health for removal of dead or damaged tissue, known as eschar, in adults with deep partial‑ and full‑thickness thermal burns, also referred to as severe burns. In September 2020, the FDA accepted for review our BLA, which was based on acute data, including primary, secondary and safety endpoints, as well as 12-month safety follow-up data derived from our Phase 3 pivotal study. In June 2021, we received a Complete Response letter from the FDA stating that our BLA was not approved. We had a Type A meeting with the FDA in October 2021 to discuss a path forward for resubmission, in which we gained clarity on a path forward for resubmission of the BLA, and we plan to resubmit our BLA for NexoBrid in mid-2022. NexoBrid, a concentrated mixture of proteolytic enzymes enriched in bromelain, represents a new paradigm in burn care management and our clinical trials have demonstrated, with statistical significance, its ability to non‑surgically and rapidly remove the eschar earlier relative to existing standard of care upon patient admission, without harming viable tissues.

We commercialize NexoBrid globally via multiple sales channels. We sell NexoBrid to burn centers in Europe and Israel, primarily through our sales force, focusing on leading burn centers and key opinion leader management, and are establishing additional distribution channels in the European Union to extend the product's outreach. We have signed distribution agreements with local distributors in multiple international markets, which are responsible for obtaining local marketing authorization within the relevant territory. In the United States, we entered into exclusive license and supply agreements with Vericel to commercialize NexoBrid in North America upon FDA’s approval. For additional information on the commercialization of NexoBrid See ITEM 4.B.  “Information on the Company - Marketing, Sales and Distribution.”

We are conducting an expanded access treatment protocol (NEXT) for NexoBrid to treat burn patients with deep partial- and full-thickness burns in the U.S., which is funded by BARDA and which will continue to take place during the review of our upcoming BLA by the FDA. We are also conducting a pediatric study to broaden the approved indication of NexoBrid, which is also being funded by BARDA, in which we reported positive topline results in July 2021.

An additional product candidate is EscharEx, a topical bioactive drug candidate designed to enzymatically debride chronic and other hard-to-heal wounds.

In January 2022 we announced positive topline results from our ongoing Phase 2 study for the treatment of VLUs. These topline results suggest that the study met its primary endpoint, demonstrating that patients treated with EscharEx had a statistically significant higher incidence of complete debridement compared to the gel vehicle, with a p-value of 0.004.

Our third innovative product candidate, MW005, is a topically applied biological drug candidate for the treatment of non-melanoma skin cancers, based on the same active substance of NexoBrid and EscharEx products, a concentrated mixture of proteolytic enzymes enriched in bromelain.

We manufacture NexoBrid and our product candidates in our state‑of‑the‑art, EMA‑certified, cGMP‑compliant, sterile pharmaceutical products manufacturing facility at our headquarters in Yavne, Israel. Our securities are listed for trading on Nasdaq since March 2014 following our Initial Public Offering.

As of December 31, 2021, we had cash and cash equivalents of $11.0 million. Our revenues were $21.8 million and $23.8 million in 2020 and 2021, respectively. Our net operating loss was $8.8 million and $11.2 million in 2020 and 2021, respectively. We had an accumulated deficit of $148.5 million as of December 31, 2021. We expect to incur significant expenses and operating losses for the foreseeable future, as research and development activities are central to our operations, which will offset by cash inflows from NexoBrid.

We expect to continue to invest in our research and development efforts, including in respect of our NexoBrid ongoing clinical trials which are fully funded by BARDA, as well as the clinical development and trials of EscharEx, MW005 and our other pipeline product candidates. In addition, we expect to continue to advance NexoBrid as a standard of care, and expand its commercial reach in international markets, including for potential use as a medical countermeasure during mass casualty events.

Key Components of Statements of Operations

Revenues

Sources of revenues. We derive revenues from sales of NexoBrid to burn centers and hospitals burn units in Europe and Israel as well as to local distributors in other countries in accordance with distribution agreements we have in place, which also include revenues from licenses. We generate revenues from BARDA procurement of NexoBrid for emergency stockpile pursuant to BARDA contract.

We generate revenues from development services provided to BARDA. Our ability to generate additional, more significant revenues will depend on the successful commercialization of NexoBrid, which itself will be dependent in part upon receipt of approval from the FDA.

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

Research and Development Expenses

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

Taxes on Income

The standard corporate tax rate in Israel is 23%.

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses totaling approximately $148 million as of December 31, 2021. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

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

Comparison of Period to Period Results of Operations

We are providing within this section a supplemental discussion that compares our historical statement of operations data in accordance with IFRS, as issued by the IASB. The below table and the below discussion provides data for each of the years ended December 31, 2020 and 2021. The below discussion of our results of operations omits a comparison of our results for the years ended December 31, 2019 and 2020. In order to view that discussion, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results— Comparison of Period to Period Results of Operations— Year Ended December 31, 2019 Compared to Year Ended December 31, 2020” in our Annual Report on Form 20-F for the year ended December 31, 2020, which we filed with the SEC on February 25, 2021.

	Years Ended December 31,
	2020	2021
	(in thousands)
condensed statements of operations data:
Revenues	$21,763	$23,763
Cost of revenues	14,218	14,992
Gross profit	7,545	8,771
Operating expenses:
Research and development	7,698	10,256
Selling and marketing	3,228	3,388
General and administrative	5,459	6,348
Operating loss	(8,840)	(11,221)
Financial expenses, net	(436)	(2,303)
Loss from continuing operations	(9,276)	(13,524)
Profit from discontinued operation	80	-
Tax expenses	-	(27)
Net loss	$(9,196)	$(13,551)

Year Ended December 31, 2020 Compared to Year Ended December 31, 2021

Revenues

	Years Ended December 31,
	2020	2021
	(in thousands)

Revenues from sale of products	$7,445	$9,613
Revenues from development services	13,935	12,372
Revenues from license agreements	383	1,778
	21,763	23,763

We generated total revenues of approximately $23.8 million for the year ended December 31, 2021 compared to approximately $21.8 million for the year ended December 31, 2020. The increase in total revenues was a result of an increase in sale of products of $2.1 mainly derived from BARDA emergency stockpile procurement of $1.6 million and an increase in license sales of $1.4 million, partially offset by a decrease in development services to BARDA of $1.6 million.

Revenues from sale of products

Revenues from sales of products in 2021 increased $2.2 million, or 29%, in comparison to 2020, primarily as a result of BARDA’s procurement of NexoBrid for emergency stockpile of approximately $5.5 million net in 2021, versus approximately $3.8 million net during 2020. Revenues from BARDA’s procurement were recognized net of Vericel’s share pursuant to gross profit split.

Revenues from development services

Revenues from development services decreased 11% from $13.9 million in 2020 to $12.4 million in 2021, as a result of completion of NexoBrid clinical studies.

Revenues from license agreement

In 2021, we recognized $1.8 million, of license revenues, driven by new distribution agreements and achieving certain milestones with current distributors agreements, compared to $0.4 million in 2020.

Our revenues, as reported in our consolidated financial statements, are based on the location of the customers, as shown in the below table:

	Years Ended December 31,
	2020	2021
	(in thousands)
International (excluding U.S.)	$3,733	$5,649
U.S.	18,030	18,069
	21,763	23,718

BARDA contributed 83% and 76% of our total revenues in 2020 and 2021, respectively.

Costs and Expenses

Cost of revenues

	Years Ended December 31,
	2020	2021
	(in thousands)
Cost of revenues from sales of products	$3,151	$4,983
Cost of revenues from development services	11,067	9,907
Cost of revenues from license agreements	-	102
	14,218	14,992

Cost of revenues as a percentage of total revenues decreased from 65% for 2020 to 63% for 2021.

Cost of revenues from sales of products as a percentage of revenues from sales of products increased to approximately 52% for the year ended December 31, 2021 from approximately 42% in the year ended December 31, 2020. The increase of cost of revenues from sales of product is primarily driven by BARDA procurement for emergency response preparedness.

Cost of revenues from development services as a percentage of revenues from development services was approximately 80% in the year ended December 31, 2021 compared to approximately 79% in the year ended December 31, 2020.

Cost of revenues from license agreements as a percentage of revenues from license agreements were 6% in the year ended December 31, 2021, due to costs associated with the support of our distributors to achieve their marketing authorizations.

Research and development expenses,

Research and development expenses, increased by 34% from approximately $7.7 million in the year ended December 31, 2020 to approximately $10.3 million in the year ended December 31, 2021. The increase was primarily related to EscharEx clinical development program.

Selling and marketing expenses

Selling and marketing expenses increased by 6% in 2021 compared to 2020, from approximately $3.2 million in the year ended December 31, 2020 to approximately $3.4 million in the year ended December 31, 2021.

General and administrative expenses

General and administrative expenses increased 15% in 2021 compared to 2020 from approximately $5.5 million in the year ended December 31, 2020 to approximately $6.3 million in the year ended December 31, 2021. The increase in general and administrative expenses was primarily due to rent and maintenance allocation and legal consultation.

Financial income, net	Years Ended December 31,
	2020	2021
	(in thousands)
Financial income	$843	$11
Financial expenses	(1,279)	(2,314)
	(436)	(2,303)

 Financial income

Financial income decreased from $0.8 million in the year ended December 31, 2020 to $0 million in the year ended December 31, 2021. The decrease was primarily driven by the Teva contingent liability revaluation and interest on deposits.

Financial expense

Financial expense increased from approximately $1.3 million in the year ended December 31, 2020 to approximately $2.3 million in the year ended December 31, 2021. The increase in financial expenses in 2021 was primarily driven by the Teva contingent liability revaluation, described below under “Application of Critical Accounting Policies and Estimates - Contingent Consideration for Purchase of Shares”, the Israeli innovation authority grant interest, currency exchange fluctuations and lease revaluations.

Profit from Discontinued operations

Profit from discontinued operations was $0 million for the year ended December 31, 2021 compared with $0.1 million for the year ended December 31, 2020. The profit from discontinued operations in 2020 was as a result of the Polyheal settlement of the litigation with certain PolyHeal Ltd.'s ("PolyHeal") shareholders. See “ITEM 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings”.

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

Funding under the BARDA contracts is classified under cash use for continuing operating activities.

As of December 31, 2021, we had $11.0 million of cash, cash equivalents and short-term deposits. Our net operating loss was $8.8 million and $11.2 million for the years ended December 31, 2020 and 2021, respectively. As of December 31, 2021, we had an accumulated deficit of $148.5 million. We expect to incur significant expenses and operating losses for the foreseeable future. The net losses we will incur may fluctuate from quarter to quarter.

Our capital expenditures for fiscal years 2020 and 2021 amounted to $0.9 million and $0.5 million, respectively. Capital expenditures consist primarily of investments in manufacturing equipment and leasehold improvements.

In March 2022, we entered into an underwriting agreement with Oppenheimer & Co., Inc., a representative of the several underwriters (the “Underwriters”), relating to the issuance and sale of an aggregate of 5,208,333 of our ordinary shares at a price per share equal to $1.92.  Total gross proceeds of the offering was approximately $10.0 million. The offering closed on March 7, 2022 and we received approximately $8.7 million in net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses.  Certain entities affiliated with CBI purchased approximately $2.8 million of ordinary shares in the offering at the public offering price. The Underwriters received the same underwriting discount on the shares purchased by these entities as they will on any other shares sold to the public in this offering. The securities purchased by these entities are subject to lock-up agreements with the Underwriters. We also granted the underwriters a 30-day option to purchase up to an additional 781,249 ordinary shares at the public offering price, less underwriting discounts and commissions.

Our future capital requirements will depend on many factors, including our revenue growth, timing of milestone payments, the timing and extent of our spending on research and development efforts, and international expansion. We may also seek to invest in or acquire complementary businesses or technologies. To the extent that existing cash and cash from operations are insufficient to fund our future activities, we may need to raise additional funding through debt and equity financing. Additional funds may not be available on favorable terms or at all. We believe our existing cash, cash equivalents and short‑term bank deposits will be sufficient to satisfy our liquidity requirements for at least the next 24 months.

Cash Flows

The following table summarizes our consolidated statement of cash flows for the periods presented. The below discussion beneath the table omits a description of our cash flows for the year ended December 31, 2019. In order to view that discussion, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows” in our Annual Report on Form 20-F for the year ended December 31, 2020, which we filed with the SEC on February 25, 2021:

	Year Ended December 31,
	2020	2021

Net cash provided by (used in):
Continuing operating activities	$(6,700)	$(8,916)
Continuing investing activities	17,385	3,548
Continuing financing activities	(629)	(1,050)
Discontinued operating activities	(195)	-

Net cash used in continuing operating activities

Net cash used in all periods resulted primarily from our net loss adjusted for non‑cash charges and measurements and changes in components of working capital. Adjustments for non‑cash items include depreciation and amortization, equity‑based compensation, revaluation of contingent liabilities and lease liability, and changes in assets and liabilities items.

Net cash used in continuing operating activities increased to approximately $8.9 million in the year ended December 31, 2021 compared to net cash used by continuing operating activities of approximately $6.7 million in the year ended December 31, 2020, primarily as a result of the operational net loss, partially offset by various non-cash items such as depreciation, shared based compensation and revaluation of contingent consideration for the purchase of shares.

 Net cash used in discontinued operating activities

Net cash used in discontinued operating activities was $0 million in the year ended December 31, 2021, compared to approximately $0.2 million in the year ended December 31, 2020. The cash used in 2020 was primarily attributable to the consideration paid to PolyHeal’s shareholders following the settlement of the litigation with certain PolyHeal's shareholders. See “ITEM 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings”.

Net cash provided by continuing investing activities

Net cash provided by continuing investing activities primarily resulted from proceeds of investments in short‑term banks deposits offset by purchases of property and equipment. Net cash provided by investing activities was $3.5 million in the year ended December 31, 2021, compared to $17.4 million provided during the year ended December 31, 2020.

Net cash used in continuing financing activities

Net cash provided by continuing financing activities primarily resulted from payments of lease liabilities and repayment to IIA. Net cash used in continuing financing activities was $1.1 million during the year ended December 31, 2021 compared to $0.6 million during the year ended December 31, 2020.

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

C.          Research and Development, Patents and Licenses, etc.

Our research and development strategy is centered on developing our patented proteolytic enzyme technology, which underlies NexoBrid and EscharEx, into additional products for high‑value indications. Our research and development team is located at our facilities in Yavne, Israel, and consists of 25 employees as of December 31, 2021 and is supported by highly experienced consultants in various research and development disciplines.

We have received government grants (subject to our obligation to pay royalties) as part of the NexoBrid and EscharEx research and development programs approved by the IIA. The total gross amount of grants actually received by us from the IIA, including accrued LIBOR interest and net of royalties actually paid, totaled approximately $13.8 million as of December 31, 2021 and the amortized cost (using the interest method) of the liability totaled approximately $7.3 million and $8.1 million as of December 31, 2020 and 2021, respectively. Because the repayment of IIA grants is in the form of future royalties, the balance of the commitments to the IIA is presented as an amortized liability on our balance sheet. As of December 31, 2021, we had accrued and paid royalties to the IIA totaling $1.3 million.

We received funds from BARDA in accordance with the terms of our BARDA contracts. As of December 31, 2021 we had accrued $70 million of BARDA’s participation in NexoBrid’s research and development programs.

For a description of our research and development policies for the last three years, see “ITEM 4.B. Business Overview—Research and Development.”

D.          Trend Information

The COVID-19 pandemic has impacted companies in Israel and around the world, and as its trajectory remains highly uncertain, we cannot predict the duration and severity of the outbreak, its containment measures or the nature, timing and strength of recovery from it. Further, we cannot predict impacts, trends and uncertainties involving the pandemic’s effects on economic activity, the size of our labor force, our third-party partners, our investments in marketable securities, and the extent to which our revenue, income, profitability, liquidity, or capital resources may be materially and adversely affected prospectively. See also “ITEM 3.D. – Risk Factors – “The coronavirus (COVID-19) outbreak could adversely impact our business, financial condition and results of operations.” and – “We depend on a sole supplier to obtain our intermediate drug substance, bromelain SP, which is necessary for the production of our products.”

Other than the foregoing and as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to the present time that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.          Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB.  The preparation of these historical financial statements in conformity with IFRS requires management to make estimates, assumptions and judgments in certain circumstances that affect the reported amounts of assets, liabilities and contingencies as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. We evaluate our assumptions and estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our critical accounting estimates are described in Notes 2 and 3 to our consolidated financial statements included elsewhere in this annual report.

Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of March 15, 2022:

Name	Age	Position
Executive Officers
Sharon Malka	50	Chief Executive Officer
Boaz Gur-Lavie	48	Chief Financial Officer
Lior Rosenberg, M.D.	76	Chief Medical Technology Officer
Ety Klinger Ph.D.	60	Chief Research and Development Officer
Yaron Meyer	43	Executive Vice President, General Counsel and Corporate Secretary

Directors
Stephen Wills	65	Executive Chairman of the Board of Directors
Ofer Gonen	49	Director
Assaf Segal	50	Director
Vickie R. Driver, M.D(1)(3)	68	Director
Nissim Mashiach(1)(2)(3)(4)	61	Director
Sharon Kochan(1)(2)(3)(4)	53	Director
Samuel Moed (2)(3)	59	Director
David Fox(3)	64	Director

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Independent director under the listing rules of the Nasdaq Stock Market.

(4)	External director under the Companies Law.

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

Directors

Stephen T. Wills has served as a member of our board of directors since May 2017, as Chairman of our board since October 2017 and as Executive Chairman of our board since May 2019. Mr. Wills serves as Chief Financial Officer (since 1997) and Chief Operating Officer (since 2011) of Palatin Technologies, Inc. (NYSE: PTN), a biopharmaceutical company developing targeted, receptor‑specific peptide therapeutics for the treatment of diseases with significant unmet medical need and commercial potential. Mr. Wills serve on the boards of Gamida Cell Ltd. (Nasdaq: GMDA), a leading cellular and immune therapeutics company since March 2019 (audit and finance committee member) and of Amryt Pharma, a biopharmaceutical company focused on developing and delivering treatments to help improve lives of patients with rare and orphan diseases since September 2019 (chairman of audit committee and member of the finance committee). Mr. Wills also serves on the board of trustees and executive committee of The Hun School of Princeton, a college preparatory day and boarding school since 2013, and its chairman since June 2018. Mr. Wills served on the board of directors of Caliper Corporation, a psychological assessment and talent development company since March 2016 and as chairman since December 2016 do December 2019, when Caliper was acquired by PSI. Mr. Wills serves as executive chairman and interim principal executive officer of Derma Sciences Inc. a provider of advanced wound care product from December 2015 to February 2017, when Derma Sciences was acquired by Integra Lifesciences (Nasdaq: IART). Previously, Mr. Wills served on the Board of Derma Sciences as the lead director and chairman of the audit committee from June 2000 to December 2015. Mr. Wills served as the Chief Financial Officer of Derma Sciences from 1997 to 2000. Mr. Wills served as the president and Chief Operating Officer of Wills, Owens & Baker, P.C., a public accounting firm from 1991 to 2000. Mr. Wills, a certified public accountant, earned his Bachelor of Science in accounting from West Chester University, and a Master of Science in taxation from Temple University.

Ofer Gonen has served as a member of our board of directors since September 2003. Mr. Gonen is the Chief Executive Officer of Clal Biotechnology Industries Ltd. (TASE: CBI) and Cactus Acquisition Corp. 1 (Nasdaq: CCTS). Mr. Gonen has more than 20 years of experience in managing life science investments and business collaborations in both the US and Israel. Mr. Gonen serves as a board member of several private and publicly-traded portfolio companies of CBI, including Gamida Cell (Nasdaq: GMDA), MediWound (Nasdaq: MDWD) and Cactus (Nasdaq: CCTS), as well as a managing partner at the Anatomy Medical Fund. Before joining CBI, Mr. Gonen was the General Manager of Biomedical Investments Ltd., a partner at Arte Venture Group, as well as a technology consultant to various Israeli venture capital funds. Mr. Gonen gained extensive experience in R&D and management of defense-oriented projects at the prestigious “Talpiot” program of the Israeli Defense Forces. He holds a B.Sc. in Physics, Mathematics and Chemistry from the Hebrew University of Jerusalem, and an M.A. in Economics and Finance from Tel Aviv University, with distinction.

Assaf Segalhas served as a member of our board of directors since October 2017. Mr. Segal serves as a board member of several companies, including Biokine therapeutics Ltd., Campus Bio L.P., Clal Life Sciences L.P. and Clal Application Center Ltd. Prior to that time, Mr. Segal was a Partner at Variance Economic Consulting Ltd., from 2004 until June 2015, where he provided in‑depth consulting for international and local clients in a wide range of industries, including telecommunications, internet, biotech, heavy industry and financial sectors. Previously, he founded a start‑up software company. Mr. Segal also previously held a managerial position at PriceWaterhouseCoopers Corporate Finance and was an Economic Department manager at the North American division of Amdocs Inc. His experience also includes risk management and house account (“Nostro”) trading at the Union Bank of Israel, and serving as an economist for capital markets in the Research Department of the Bank of Israel. Mr. Segal also has many years of experience in economic consulting and company valuations, joint ventures and financial instruments for investments, M&A, and IPOs. He has 15 years of experience in economic consulting for international and local clients in the Bio‑Tech sector as well as in Hi‑Tech, financial and other sectors. He holds a B.A. in Economics and Statistics and an M.B.A. (Finance and Information Systems) from the Hebrew University of Jerusalem.

Vickie R. Driverhas served as a member of our board of directors since May 2017. Dr. Driver is board certified in foot surgery by the American Board of Podiatric Surgery and is a Fellow at the American College of Foot and Ankle Surgeons, licensed in Rhode Island. Her career as a podiatric physician and surgeon has included a special emphasis on limb preservation and wound healing in her medical practice, as well as, research and education. Dr. Driver has been a Professor of Surgery in the Department of Orthopedics at Brown University (Clinical) since 2014. She has served for 9 years on the Board of Directors for the Association for the Advancement of Wound Care (“AAWC”), and recently completed her tenure as President for this international organization. Dr. Driver is also the chair of Wound Care Experts and U.S. Food and Drug Administration (“FDA”) Clinical Endpoints Project. She has just been named to serve as member at large to the Board of Directors of the Wound Healing Society (“WHS”) and Board Member to the Critical Limb Ischemia (“CLI”) Global Society. In addition, she serves on multiple national and international clinical committees that focus on preventing limb loss and improving wound healing in the high‑risk population. She has served as an investigator for more than 70 important multi‑center randomized clinical trials, as well as developed and supervised multiple research fellowship training programs. She has served and chaired multiple committees for large national and international pivotal clinical trials and has authored over 120 publications and abstracts. Dr. Driver is credited with the development and directorship of multiple major multidisciplinary Limb Preservation– Wound Healing Centers of Excellence, including Military/VA, Hospital and University based programs. Since 2015, she has served as Director, Translational Medicine, Wound Healing at the Novartis Institute for Biomedical Research. From 2011 to 2014, she was Program Director, Inaugural Educational Committee at the American College of Wound Healing and Tissue Repair at University of Illinois School of Medicine. From 2011 to 2015, she was also Scientific Director, Colorado Prevention Center, Wound Care Laboratory at the University of Colorado. From 2012 to 2015, Dr. Driver held a number of positions at the Providence Veterans Administration Medical Center in Rhode Island, including Chief, Section of Podiatric Surgery and Director, Clinical Research, Limb Preservation and Wound Healing. Prior thereto, she held various positions at multiple major multidisciplinary Limb Preservation – Wound Healing Centers of Excellence. Dr. Driver received a Doctorate of Podiatric Medicine and Surgery from the California College of Podiatric Medicine and Surgery and a Masters in Medical Education from Samuel Merritt University.

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

Sharon Kochan has served as a member of our board of directors since June 2017. Mr. Kochan is the CEO of Padagis LLC. a leading specialty pharma company that was curved out of Perrigo Company PLC. On July 2021. Prior to such, Mr. Kochan has served as Executive Vice President & President Pharmaceuticals / International, for Perrigo Company Plc., a global, over-the-counter, consumer goods and specialty pharmaceutical company listed on the New York Stock Exchange, since 2012 and has been a member of the Perrigo Executive Committee since 2007. From March 2007 to July 2012, he served as Executive Vice President, General Manager of Prescription Pharmaceuticals for Perrigo and from 2005 to 2007, he was Senior Vice President of Business Development and Strategy for Perrigo. Mr. Kochan was Vice President, Business Development of Agis Industries (1983) Ltd. from 2001 until Perrigo acquired Agis in 2005. He completed the Senior Management Program at the Technion Institute of Management in Haifa, Israel, received a Master of Science in Operations Research & Management Science from Columbia University in New York City and received a Bachelor of Science in Industrial and Management Engineering from Tel-Aviv University in Tel-Aviv, Israel.

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

Mr. David Fox has served as a member of our board of directors since April 2020. Mr. Fox was most recently a partner at Kirkland & Ellis LLP and served as a member of its Global Executive Management Committee until 2019. Prior to joining Kirkland, Mr. Fox was partner with Skadden, Arps, Slate, Meagher & Flom LLP, where he was a member of its top governing committee. Mr. Fox is a director of Israel Discount Bank of New York, a member of the borad of directors at the Park Avenue Armory and a member of the advisory board of New Alternatives for Children, for which he provides support to families caring for medically fragile children. In addition, Mr. Fox serves on the board of governors, and is an honorary fellow of the Hebrew University, Jerusalem. He holds an LL.B. degree from Jerusalem University, Israel.

B.          Compensation

Compensation of Directors and Executive Officers

The table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2021. All amounts reported in the table reflect the cost to the company, as recognized in our financial statements for the year ended December 31, 2021.

Name and Position	Salary & Social Benefits(1)		Bonus	Share‑Based Payment(2)	Other Compensation(3)	Total
	( thousand U.S. dollars)(4)

Sharon Malka, Chief Executive Officer	427		65	227	5	724
Lior Rosenberg, M.D., Chief Medical Technology Officer	334		39	81	25	479
Ety Klinger, Chief Research & Development Officer	292		32	73	20	417
Boaz Gur-Lavie, Chief Financial Officer	256		29	76	24	385
Yaron Meyer, Executive Vice President, General Counsel & Corporate Secretary	208	(5)	27	61	5	301

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

(2)
Represents the equity‑based compensation expenses recorded in the company’s consolidated financial statements for the year ended December 31, 2021 based on the options’ grant date fair value in accordance with accounting guidance for equity‑based compensation.

(3)	Represents the other benefits to such officer, which includes either or both of (i) car expenses, including lease costs, gas and maintenance, provided to the officers, and (ii) vacation benefits.

(4)
Converted (i) from NIS into U.S. dollars at the rate of NIS3.229 = U.S$1, based on the average representative rate of exchange between the NIS and the U.S. dollar in the year ended December 31, 2021 as reported by the Bank of Israel in the year ended December 31, 2021.

(5)	Represents only 8 months’ salary due to paternity leave.

The aggregate compensation paid and equity‑based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended December 31, 2021 was $3.5 million. As of December 31, 2021, options to purchase 1,811,319 ordinary shares, exercisable at a weighted average exercise price of $3.86 per share, and restricted share units (“RSUs”) that may be settled for 55,002 ordinary shares, in each case granted to our directors and executive officers, were outstanding under our equity incentive plans. We do not have any written agreements with any director providing for benefits upon the termination of such director’s relationship with our company or its subsidiaries.

Employment Agreements with Executive Officers

We have entered into written employment agreements with all of our executive officers, which include standard provisions for a company in our industry regarding non‑competition/solicitation, confidentiality of information and assignment of inventions. Except for Prof. Rosenberg, our Chief Medical Officer, our executive officers will not receive benefits upon the termination of their respective employment with us, other than payment of salary and benefits (and limited accrual of vacation days) during the required notice period for termination of their employment, which varies for each individual. Upon termination of his employment, Prof. Rosenberg is entitled to a one‑time termination payment of ten months of salary.

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

2014 Equity Incentive Plan

In March 2014, we adopted and obtained shareholder approval for our 2014 Equity Incentive Plan, which was amended as of December 18, 2018 (the “2014 Plan”). The 2014 Plan provides for the grant of options, restricted shares, RSUs and other share‑based awards to our and our subsidiaries’ and affiliates’ directors, employees, officers, consultants and advisors, among others and to any other person whose services are considered valuable to us or them, to continue as service providers, to increase their efforts on our behalf or behalf of a subsidiary or affiliate and to promote the success of our business. Following the approval of the 2014 Plan by the Israeli tax authorities, we are only granting options or other equity incentive awards under the 2014 Plan, although previously‑granted options and awards will continue to be governed by our 2003 Plan and the shares underlying such options and awards will count against the reserved pool for the 2014 Plan. The initial reserved pool under the 2014 Plan was 3,032,742 ordinary shares, which will automatically increase on January 1 of each year by a number of ordinary shares equal to the lowest of (i) 2% of our outstanding shares, (ii) 600,000 shares and (iii) a number of shares determined by our board of directors, if so determined prior to January 1 of the year in which the increase will occur; provided that the pool of shares reserved under the Plan shall not exceed 15% (fifteen percent) of the then outstanding shares. Pursuant to an “evergreen” provision in the 2014 Plan, the reserved pool was increased by 431,006, 540,955, 543,577, 544,055 and 544,738 ordinary shares as of January 1, 2015, January 1, 2018, January 1, 2019, January 1, 2020 and January 1, 2021  , respectively, representing 2% of our outstanding shares as of each such date. We did not increase the reserved pool in 2016 or 2017.

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

The following table provides information regarding the outstanding options to purchase our ordinary shares, and RSUs held by each of our directors and executive officers who beneficially owns greater than 1% of our ordinary shares (after including shares underlying options or RSUs) as of March 15, 2022:

Name	Number of Options	Number of RSUs	Grant Date	Exercise Price	Vested Options/RSU's as of March 15, 2022	Expiration Date
Sharon Malka, Chief Executive Officer	121,600		12/24/2013	$12.89	121,600	12/23/2023
	50,000		12/23/2015	$9.58	50,000	12/22/2025
	135,000		12/31/2018	$5.15	101,250	12/30/2028
		45,000	12/31/2018		33,750
	40,000		05/02/2019	$4.92	30,000	5/1/2029
		20,000	05/02/2019		15,000
	81,170		06/29/2020	$1.75	20,292	6/28/2030
	45,692		06/15/2021	$5.36	-	6/14/2031
		7,615	06/15/2021		-	6/14/3031

Lior Rosenberg, Chief Medical Technology Officer	76,000		12/24/2013	$12.89	76,000	12/23/2023
	25,000		12/23/2015	$9.58	25,000	12/22/2025
	20,000		12/31/2018	$5.15	15,000	12/30/2028
		6,667	12/31/2018		5,000
	43,600		04/23/2020	$1.75	10,900	4/22/2030
	27,953		03/04/2021	$5.36	-	3/3/2031
		4,659	03/04/2021		1,165	3/3/2031

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

Under regulations promulgated under the Israeli Companies Law, Israeli public companies whose shares are traded on certain U.S. stock exchanges, such as the Nasdaq Global Market, and that lack a controlling shareholder (as defined below) are exempt from the requirement to appoint external directors. Any such company is also exempt from the Israeli Companies Law requirements related to the composition of the audit and compensation committees of the Board. Eligibility for these exemptions is conditioned on compliance with U.S. stock exchange listing rules related to majority Board independence and the composition of the audit and compensation committees of the Board, as applicable to all listed domestic U.S. companies. Because we have a controlling shareholder (CBI), we are not eligible for these exemptions under these regulations.

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

Our audit committee consists of Sharon Kochan (chairperson), Nissim Mashiach and Vickie R Driver, each of whom is an independent director in accordance with Rule 10A‑3(b)(1) under the Exchange Act and satisfies the independent director requirements under the Nasdaq Stock Market listing rules. All members of our audit committee meet the requirements for financial literacy under the applicable listing rules of the Nasdaq Stock Market. Our board of directors has determined that Sharon Kochan is an “audit committee financial expert,” as defined in the SEC regulations.

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

Israeli Companies Law committee duties

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, which we refer to as a compensation policy. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and must be approved by the company’s shareholders, which approval requires what we refer to as a Special Majority Approval for Compensation. A Special Majority Approval for Compensation requires shareholder approval by a majority vote of the shares present and voting at a meeting of shareholders called for such purpose, provided that either (a) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a conflict of interest (referred to under the Israeli Companies Law as a “personal interest”) in such compensation arrangement or (b) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights.

Compensation policy requirements

We have adopted a compensation policy, most recently at the extraordinary general meeting of shareholders held on September 23, 2019, which policy serves as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment or other benefit in respect of employment or engagement. Under the Israeli Companies Law, the compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business plan and its long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

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

A copy of our current compensation policy serves as an exhibit to this annual report on Form 20-F.

Nasdaq listing rules compensation committee composition requirements

Under Nasdaq corporate governance rules, we are required to maintain a wholly-independent compensation committee consisting of at least two independent directors or, if we choose to follow requirements under Israeli law, we must disclose that fact in this annual report. Each of the members of the compensation committee is required to be independent under the Nasdaq rules relating to compensation committee members and Rule 10C‑1(b)(1) under the Exchange Act, which are different than the general test for independence of board members.

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

As of March 15, 2022, Clal Biotechnology Industries Ltd. beneficially owned or controlled, directly and indirectly, 33.8% of our issued and outstanding ordinary shares and (assuming that no other shareholder holds more than 50% of the voting rights in our company) should therefore be deemed a “controlling shareholder” for purposes of the approval of related party transactions under the Israeli Companies Law.

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

The maximum indemnification amount set forth in those agreements is limited to an amount equal to the greater of (i) 25% of our total shareholders’ equity based on our most recently financial statements of the time of the actual payment of the indemnification; (ii) $50 million; (iii) 40% of our total market cap (which shall mean the average closing price of the Company’s ordinary shares over the 30 trading days prior to the actual payment of indemnification multiplied by the total number of issued and outstanding shares of the Company as of the date of actual payment); and (iv) in connection with or arising out of a public offering of our securities, the aggregate amount of proceeds from the sale by us and/or any shareholder of ours securities in such offering. The maximum amount set forth in those agreements is in addition to amounts actually paid, if any, under insurance policies and/or by a third-party pursuant to an indemnification arrangement.

D.	Employees

As of December 31, 2021, we had 77 employees, 67 of whom were based in Israel and 10 based throughout Europe and employed by our German subsidiary. The distribution of our employees according to main areas of activity is as follows: 9 employees in the administrative department, 25 employees in the research and development department, 33 employees in the manufacturing department and 10 employees in the sales and marketing department. As of December 31, 2021, we did not employ a significant number of temporary employees.

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

The following table sets forth information with respect to the beneficial ownership of our shares as of March 15, 2022 by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. The percentage of shares beneficially owned is based on 32,509,544 ordinary shares issued and outstanding as of March 15, 2022. Ordinary shares that are issuable under stock options or RSUs that are currently exercisable or exercisable within 60 days of March 15, 2022 are deemed to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the number of shares and percentage ownership of that person. Those shares are not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person. The beneficial ownership does not include a 30 –day option to purchase up to an additional 781,249 ordinary shares that we gave to the Underwriters in relation with the public offering that we had in March 2022.

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

Name of Beneficial Owner	Number of Shares Beneficially Held	Percentage of Class
Directors and Executive Officers
Stephen T. Wills	*	*
Ofer Gonen	*	*
Assaf Segal	*	*
Vickie R. Driver	*	*
Nissim Mashiach	*	*
Sharon Kochan	*	*
David Fox	*	*
Samuel Moed	*	*
Sharon Malka	385,219	1.2%
Boaz Gur-Lavie	*	*
Lior Rosenberg(1)	1,983,637	6.1%
Ety Klinger	*	*
Yaron Meyer	*	*
All executive officers and directors as a group (13 persons)(2)	3,085,968	9.2%
Principal Shareholders (who are not Directors or Executive Officers)
Clal Biotechnology Industries Ltd.(3)	10,980,805	33.8%

*	Less than 1%.

(1)
Shares beneficially owned consist of: (i) 146,532 ordinary shares held directly by Prof. Rosenberg; (ii) 126,900 ordinary shares issuable upon exercise of outstanding options held directly by Prof. Rosenberg that are currently exercisable or exercisable within 60 days of March 15, 2022; and (iii) 1,710,205 ordinary shares held by L.R. Research and Development Ltd. in trust for the benefit of Prof. Rosenberg. Prof. Rosenberg is the sole shareholder of L.R. Research and Development Ltd.

(2)
Shares beneficially owned consist of 1,944,856 ordinary shares held directly or indirectly by such executive officers and directors and 1,141,113 ordinary shares issuable upon exercise of outstanding options and RSU’s that are currently exercisable or exercisable within 60 days of March 15, 2022.

(3)
Shares beneficially owned consist of: (i) 8,208,973 ordinary shares held by Clal Life Sciences, LP, whose managing partner is Clal Application Center Ltd., a wholly-owned subsidiary of CBI; (ii) 2,682,665 ordinary shares held by CBI and (iii) 89,167 ordinary shares issuable upon exercise of outstanding options held directly by CBI that are currently exercisable or exercisable within 60 days of March 15, 2022. As reported on a Schedule 13G/A filed on February 14, 2019 by Access Industries Holdings LLC, Access Industries Holdings LLC indirectly owns 100% of the outstanding shares of Clal Industries Ltd., which owns 47.17% of the outstanding shares of CBI. The address of Clal Industries Ltd. is the Triangular Tower, 3 Azrieli Center, Tel Aviv 67023, Israel and the address of Access Industries Holdings LLC is c/o Access Industries Inc., 40 West 57th Street, New York, New York 10019, United States.

Changes in Ownership of Major Shareholders

          To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2019. The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

Controlling Shareholder

          Because CBI (and its affiliates) beneficially owned or controlled, directly and indirectly, 34.6% of our issued and outstanding ordinary shares as of December 31, 2021, it is considered a “controlled shareholder” under the Israeli Companies Law.

Registered Holders

As of March 15, 2022, we had one holder of record of our ordinary shares in the United States, which is Cede & Co., the nominee of The Depository Trust Company. This shareholder held in the aggregate 64% of the 32,481,213 ordinary shares issued and outstanding as of March 15, 2022. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

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

Registration Rights Agreement

We are party to an amended and restated registration rights agreement, dated April 6, 2021, with certain of our shareholders (the “Registration Rights Agreement”). The Registration Rights Agreement, which was approved by our shareholders at our 2021 annual general meeting of shareholders, replaced the registration rights agreement, dated March 3, 2014 (the “Original Registration Rights Agreement”), that we  had entered into in connection with our initial public offering with certain of our pre-IPO shareholders, which expired by its own terms on its seven-year anniversary. The ordinary shares held by most of our pre-IPO shareholders who were party to the Original Registration Rights Agreement were no longer entitled to registration rights under that agreement as of the time that it expired, given their ability to freely sell their shares in the open market under Rule 144 of the Securities Act. However, each of CBI and Professor Lior Rosenberg, and their affiliated entities that hold ordinary shares (consisting of Clal Life Sciences LP and L.R. Research & Development Ltd., respectively) remained entitled to registration rights as of the time of the expiration of the Original Registration Rights Agreement, and we therefore entered into the Registration Rights Agreement with them as a means of extending those rights. . The Registration Rights Agreement provides to the holders of our ordinary shares that are party to the agreement the right to demand that we file a registration statement or request that their ordinary shares be covered by a registration statement that we are otherwise filing. In March 2019, we filed, and the SEC declared effective, on April 22, 2019, a shelf registration statement on Form F-3 that registered the resale of the 11,240,827 shares that were then entitled to registration rights under the Original Registration Rights Agreement. That registration statement remains in effect as of the date of this Annual Report. The registration rights under the Registration Rights Agreement are described in more detail under “ITEM 10.B. Articles of Association” and in Exhibit 2.1 to this Annual Report, which is incorporated by reference in that ITEM 10.B.

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

Sub-Lease Agreement

In January 2018, we entered into a sub-lease agreement (the “Sub-Lease Agreement”), with Clal Life Sciences, L.P. (“CLS”), a subsidiary of CBI, our controlling shareholder, which was amended in February 2019. Pursuant to the Sub-Lease Agreement, we currently sublease approximately 32,300 square feet of laboratory, office and clean room space from CLS and our yearly rent is $0.4 million. The Sub-Lease Agreement is scheduled to expire on October 30, 2025.

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

Options

Since our inception, we have granted options to purchase our ordinary shares to our directors and executive officers. Such option agreements may contain acceleration provisions upon certain merger, acquisition or change of control transactions. We describe our option plans under “ITEM 6.B. Compensation—2003 Israeli Share Option Plan” and “ITEM 6.B. Compensation—2014 Equity Incentive Plan.” If an executive officer is involuntarily terminated without cause or the executive officer voluntarily terminates his employment for good reason (as defined in the employment agreement), all options will immediately vest. Upon the consummation of a merger or acquisition transaction, an executive officer’s options will be assumed or substituted by the surviving company, if applicable, or, in the compensation committee’s sole discretion, will vest immediately or be amended, modified or terminated. Our compensation committee approved accelerated vesting in the case of a merger or an acquisition transaction for certain of our directors and executive officers with respect to the option agreements dated December 23, 2015, June 22, 2017, January 16, 2018, December 31, 2018, May 2, 2019, April 23, 2020 and March 4, 2021.

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

No significant changes have occurred since December 31, 2021, except as otherwise disclosed in this annual report.

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

For a description of our license agreement with Mark Klein, see “ITEM 4.B. Business Overview—Intellectual Property—Klein License Agreement.”

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding a certain level, which amount is linked to the annual change in the Israeli consumer price index, including but not limited to, dividends, interest and capital gain. In 2021, the additional tax was at a rate of 3% on annual income exceeding NIS 647,640.

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

Moreover, this description does not address the U.S. federal estate, gift or alternative minimum tax consequences, Medicare consequences, or any state, local or foreign tax consequences, of the ownership and disposition of our ordinary shares.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as currently in effect and available. These authorities are subject to change or differing interpretation, possibly with retroactive effect. U.S. Holders should consult their tax advisors concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of our ordinary shares in their particular circumstances.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ordinary shares who is, for U.S. federal income tax purposes:

•	an individual who is a citizen or individual resident of the United States;

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

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and upon the activities of the partnership. Investors who are partners in a partnership should consult their tax advisors as to the particular U.S. federal income tax consequences of owning and disposing of our ordinary shares in their particular circumstances.

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

Distributions

If you are a U.S. Holder, the gross amount of any distribution made to you with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom, other than certain distributions, if any, of our ordinary shares distributed pro rata to all our shareholders, generally will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, if you are a U.S. Holder you should expect that the entire amount of any distribution generally will be taxable as dividend income to you. Non‑corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long‑term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders.

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

Based on our current estimates of our gross income and the estimated fair market value of our gross assets and the nature of our business, we do not believe we were classified as a PFIC for the taxable year ending December 31, 2021. However, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. Further, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares or an increase in the value of our passive assets (including cash and short term investments) may result in our becoming a PFIC. There can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized  ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below) and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long‑term capital gains discussed above under “Distributions.” Certain elections may be available that would result in an alternative treatment (such as mark‑to‑market treatment) of our ordinary shares.

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

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements may apply to certain payments to certain holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale, exchange or redemption of, our ordinary shares made within the United States, or by a United States payor or United States middleman, to a holder of our ordinary shares, other than an exempt recipient (including a payee that is not a United States person that provides an appropriate certification and certain other persons). Payments made (and sales or other dispositions effected at an office) outside the U.S. will be subject to information reporting in limited circumstances. A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a United States payor or United States middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements, or to report dividends required to be shown on the holder’s U.S. federal income tax returns. Back up withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner’s U.S. federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

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

Foreign Currency Risk

The U.S. dollar is our functional and reporting currency. A significant portion of our operating expenses are denominated in Israeli shekels, accounting for approximately 40%, 44% and 45% of our operating expenses in the years ended December 31, 2019, 2020 and 2021, respectively. We also have expenses in other non‑dollar currencies, in particular the Euro, and for the next few years, we expect that a substantial portion of our revenues will be denominated in U.S dollar. A devaluation of the shekel in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our expenses or payables that are payable in shekels, unless those expenses or payables are linked to the U.S. dollar. Conversely, any increase in the value of the shekel in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our unlinked shekel expenses, which would have a negative impact on our profit margins.

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

The following table presents information about the changes in the exchange rates of the shekel against the U.S. dollar and changes in the exchange rates of the Euro against the U.S. dollar:

	Appreciation (Devaluation) of
Period	Shekel against the U.S. dollar (%)	Euro against the U.S. dollar (%)

2019	7.8	(2.0)
2020	7.0	8.0
2021	3.3	(6.9)

A 10% increase (decrease) in the value of the NIS and Euro against the U.S. dollar would have increased (decreased) our net profit by (loss) approximately $0.74 million for the year ended December 31, 2021.

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

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a‑15(e) and 15d‑15(e) under the Exchange Act) as of December 31, 2021. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2021, our disclosure controls and procedures were effective.

(b) Management Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a‑15(f) and 15d‑15(f) under the Exchange Act.

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2021.

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

Item 16B. CODE OF ETHICS

We have adopted a code of business conduct and ethics applicable to our executive officers, directors and all other employees. A copy of the code is delivered to every employee of MediWound Ltd. and its subsidiaries and is available to our investors and others on our website http://ir.mediwound.com/ or by contacting our investor relations department. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. Any waivers of this code for executive officers or directors will be disclosed through the filing of a Form 6‑K or on our website. We granted no waivers under our code of ethics in 2021.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We paid the following fees for professional services rendered by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, who was our independent registered public accounting firm until the April 28, 2021, and by Somekh Chaikin, a member firm of KPMG International Haifa, Israel, Auditor firm ID: 1057, who became our independent registered public accounting firm on June 15, 2021 for the year ended December 31, 2021:

	2020	2021
Audit Fees	$170,000	$245,000
Audit‑Related Fees	33,500	—
Tax Fees	—	15,000
Total	$203,500	$260,000

“Audit fees” are the aggregate fees paid for the audit of our annual financial statements for the year 2021. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

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

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

 The information required by this Item 16F was previously reported in our report of foreign private issuer on Form 6‑K (File No. 001‑36349) filed with the SEC on March 2, 2022.

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

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I.  Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

[Not applicable.]

PART III

Item 17. FINANCIAL STATEMENTS

Not applicable.

Item 18. FINANCIAL STATEMENTS

See pages F‑1 through F-49 of this annual report.

Item 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of the Registrant, as amended
1.2	Memorandum of Association of the Registrant(1)
2.1	Description of Securities
4.1	Amended and Restated Registration Rights Agreement by and among the Registrant and certain shareholders of the Registrant(2)
4.2	Information Rights Agreement by and between Clal Biotechnology Industries Ltd. and the Registrant(1)
4.3	Founders and Shareholders Agreement, dated January 2001, by and among Clal Biotechnology Industries Ltd., L.R. R & D Ltd., Professor Lior Rosenberg and the Registrant(3)
4.4	Patent Purchase Agreement, dated November 24, 2010, by and between the Registrant and L.R. R & D Ltd.(3)
4.5	Form of Indemnification Agreement(2)
4.6	Supply Agreement, dated January 11, 2001, as amended, by and between the Registrant and Challenge Bioproducts Corporation Ltd.†(3)
4.7	License Agreement, dated September 22, 2000, as amended, by and between the Registrant and Mark Klein†(3)
4.8	2003 Israeli Share Option Plan(3)
4.9	2014 Equity Incentive Plan(4)
4.10	MediWound Ltd.’s Compensation Policy for Executive Officers and Directors(5)
4.11.1	BARDA Contract, dated September 29, 2015, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority†(6)
4.11.2	Modification to the BARDA Contract, dated October 7, 2015, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority(7)
4.11.3	Modification to the BARDA Contract, dated January 29, 2017, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority†(8)
4.11.4	Modification to the BARDA Contract, dated July 9, 2017, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority(9)
4.11.5	Modification to the BARDA Contract, dated May 24, 2019, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority(4)
4.11.6	Modification to the BARDA Contract, dated February 28, 2020, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority(6)
4.11.7	Modification to the BARDA Contract, dated February 9, 2022, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority†
4.13	BARDA Contract, dated September 30, 2018, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority†(10)
4.14.1	Unprotected Sub‑Lease Agreement, dated March 18, 2018, by and between the Registrant and Clal Life Sciences L.P. (unofficial English translation of Hebrew original) (11)
4.14.2	Addendum to Sub‑Lease Agreement, dated March 18, 2018, by and between the Registrant and Clal Life Sciences L.P. (unofficial English translation of Hebrew original) (12)
4.15
Settlement Agreement and Mutual General Release, dated as of March 24, 2019, by and among Teva Pharmaceuticals Ltd. and MediWound Ltd. and Certain Indemnity in connection with Settlement Agreement dated as of March 24, 2019 by MediWound Ltd.(13)

4.16	Amendment No. 1 to Settlement Agreement and Mutual General Release as of December 13, 2020, by and among Teva Pharmaceuticals Ltd. and MediWound Ltd.(6)
4.17	License Agreement, dated as of May 6, 2019, by and between the Registrant and Vericel Corporation† (14)
4.18	Supply Agreement, dated as of May 6, 2019, by and between the Registrant and Vericel Corporation† (15)
8.1	List of subsidiaries of the Registrant(6)
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a‑14(a) and 15d‑14(a) as adopted pursuant to §302 of the Sarbanes‑Oxley Act of 2002
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a‑14(a) and 15d‑14(a) as adopted pursuant to §302 of the Sarbanes‑Oxley Act of 2002
13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes‑Oxley Act of 2002, furnished herewith
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes‑Oxley Act of 2002, furnished herewith

15.1	Consent of Somekh Chaikin, a member firm of KPMG International, an independent registered public accounting firm
15.2	Consent of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, an independent registered public accounting firm
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline XBRL document)

†
Portions of this exhibit have been omitted pursuant to Instruction 4(a) to Exhibits to Form 20-F because they are both (i) not material and (ii) the type that the Registrant treats as private or confidential.

(1)	Previously filed with the SEC on March 3, 2014 pursuant to the Registrant’s registration statement on Form F‑1 (File No. 333‑193856) and incorporated by reference herein.

(2)
Previously furnished to the SEC on May 5, 2021 as Appendix B to the Registrant’s proxy statement for its 2021 annual general meeting of shareholders held on June 15, 2021, attached as Exhibit 99.1 to the Registrant’s report of foreign private issuer on Form 6‑K (File No. 001‑36349) and incorporated by reference herein.

(3)	Previously filed with the SEC on February 10, 2014 pursuant to the Registrant’s registration statement on Form F‑1 (File No. 333‑193856) and incorporated by reference herein.

(4)
Previously filed with the SEC on February 25, 2020 pursuant to the Registrant’s annual report on Form 20-F for the year ended December 31, 2019 (File No. 001-36349) and incorporated by reference herein.

(5)
Previously furnished to the SEC on August 14, 2019 as Appendix A to the Registrant’s proxy statement for its extraordinary general meeting of shareholders held on September 23, 2019, attached as Exhibit 99.1 to the Registrant’s report of foreign private issuer on Form 6‑K (File No. 001‑36349) and incorporated by reference herein.

(6)
Previously filed with the SEC on February 25, 2021 pursuant to the Registrant’s annual report on Form 20-F for the year ended December 31, 2020 (File No. 001-36349) and incorporated by reference herein.

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

(10)
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

(12)
Previously filed with the SEC on March 25, 2019 as Exhibit 4.20 to the Registrant’s annual report on Form 20‑F for the year ended December 31, 2018 (File No. 001‑36349) and incorporated by reference herein.

(13)
Previously filed with the SEC on March 25, 2019 as Exhibit 4.21 to the Registrant’s annual report on Form 20‑F for the year ended December 31, 2018 (File No. 001‑36349) and incorporated by reference herein.

(14)
Previously filed with the SEC by Vericel Corporation on August 6, 2019 as Exhibit 10.9 to its quarterly report on Form 10-Q for the quarter ended June 30, 2019 (File No. 001‑35280) and incorporated by reference herein.

(15)
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

MediWound Ltd.

Date: March 17, 2022	By: /s/ Boaz Gur-Lavie
Boaz Gur-Lavie
Chief Financial Officer

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

- - - - - - - - - - - - - - - - - - - - -

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
MediWound Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of MediWound Ltd. and its subsidiaries (hereinafter – “the Company”) as of December 31, 2021, the related consolidated statements of profit or loss and other comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for the year then ended, and the related notes (collectively, “the consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Critical Audit Matter

Israeli Innovation Authority grant liability

As discussed in Notes 3e and 14 to the consolidated financial statements, in previous years the Company received grants from the Israeli Innovation Authority (“IIA”) to finance its research and development efforts. These grants were recognized as a liability to the extent the Company expected to refund them through royalties on its revenues derived from sales of products or services developed in whole or in part using the grants. The amount of the liability is reexamined each period using the Company’s updated future revenue forecasts discounted to their present value. Any changes in the IIA grant liability are recognized in profit or loss. The IIA grant liability was $8,105 thousand as of December 31, 2021.

We identified the evaluation of the subsequent period end measurement of the IIA grant liability as a critical audit matter. Specifically, a high degree of subjective auditor judgment was involved in evaluating certain significant assumptions used by the Company to develop its future revenue forecasts, including the likelihood and timing of achievement of regulatory approvals and potential market demand and market share for the Company’s products, which were based on external market research. These significant assumptions were forward-looking and could be affected by future economic and market conditions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls related to the Company’s process for measuring the IIA grant liability, including controls related to the determination of the above referenced significant assumptions used to develop future revenue forecasts. We compared the Company’s assumption of the likelihood and timing for obtaining regulatory approvals for its products, based on the specific phases of their development, to relevant data in industry research reports. We evaluated the Company’s assumption of potential market demand and market share by evaluating the relevance and reliability of the external market research upon which the Company based its future revenue forecasts. We performed sensitivity analyses over these significant assumptions to assess the impact of changes in the assumptions on the period end IIA grant liability.

/s/ Somekh Chaikin
Somekh Chaikin
Member Firm of KPMG International

We have served as the Company’s auditor since 2021.
Haifa, Israel
March 17, 2022

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Kost Forer Gabbay & Kasierer 144 Menachem Begin Rd. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and
Board of Directors of

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of MediWound Ltd and subsidiaries (the "Company") as of December 31, 2020, the related consolidated statements of comprehensive or loss, shareholders' equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Israel Innovation Authority (IIA) grant liability

Description of the matter
As described in Notes 3 and 17b to the consolidated financial statements, the Company’s research and development efforts have been financed in part through grants from the Israeli Innovation Authority (“IIA”). Grants received from the IIA are recognized as a liability if future economic benefits are expected from the research and development activity that will result in royalty-bearing sales. The Company undertook to pay royalties of 3% on the revenues derived from sales of products or services developed in whole or in part using IIA grants, up to the amount of total grants received, plus LIBOR interest. The liability to the IIA is measured at amortized cost using the effective interest method and amounted as of December 31, 2020 to $7,529 thousands.

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

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 25, 2021	A Member of Ernst & Young Global

We have served as the Company's auditor since 2001 to 2020

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Consolidated Statements of Financial Positions

U.S. dollars in thousands

		As of December 31
	Note	2021	2020

Cash and cash equivalents	4	11,046	17,376
Restricted deposits	5	-	184
Short-term bank deposits	5	-	4,024
Trade receivables	6	1,779	2,767
Inventories	7	1,200	1,380
Other receivables	8, 25	927	462
Total current assets		14,952	26,193

Other receivables	9	469	-
Property, plant and equipment, net	10	2,478	2,630
Right-of-use assets, net	11	1,548	1,884
Intangible assets, net	12	297	363
Total non-current assets		4,792	4,877

Total assets		19,744	31,070

Current maturities of long-term liabilities		2,408	2,417
Trade payables and accrued expenses		4,693	2,992
Other payables	13, 25	3,620	2,857
Total current liabilities		10,721	8,266

Deferred revenues		119	1,234
Liabilities in respect of IIA grants	14, 17b	7,885	7,267
Liabilities in respect of purchase of shares	17c	3,922	4,998
Lease liabilities	11	1,391	1,741
Severance pay liability, net	16	288	292
Total non-current liabilities		13,605	15,532

Total liabilities		24,326	23,798

Shareholders' equity:	19
Ordinary shares of NIS 0.01 par value:
Authorized: 50,000,000 shares as of December 31, 2021 and December 31, 2020; Issued and Outstanding 27,272,818 shares as of December 31, 2021 and 27,236,752 shares as of December 31, 2020		75	75
Share premium		143,869	142,193
Foreign currency translation reserve		(19)	(40)
Accumulated deficit		(148,507)	(134,956)
Total equity (deficit)		(4,582)	7,272

Total liabilities and equity		19,744	31,070

The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Consolidated Statements of Profit or Loss and Other Comprehensive Income or Loss

U.S. dollars in thousands (except of share and per share data)

		Year Ended December 31
	Note	2021	2020	2019
Revenues from sale of products		9,613	7,445	3,393
Revenues from development services		12,372	13,935	10,678
Revenues from license agreements		1,778	383	17,718
Total revenues	23a	23,763	21,763	31,789

Cost of revenues	23b	14,992	14,218	11,849

Gross profit		8,771	7,545	19,940

Research and development, net of participations	23c	10,256	7,698	4,969
Selling and marketing	23d	3,388	3,228	4,064
General and administrative	23e	6,348	5,459	5,242
Other expenses	23f	-	-	1,172
Total operating expenses		19,992	16,385	15,447

Operating profit (loss)		(11,221)	(8,840)	4,493

Financial income	23g	11	843	556
Financial expense	23g	(2,314)	(1,279)	(2,983)
Financing expenses, net		(2,303)	(436)	(2,427)

Profit (loss) before taxes on income		(13,524)	(9,276)	2,066

Taxes on income		(27)	-	-

Profit (loss) from continuing operations		(13,551)	(9,276)	2,066
Profit from discontinued operations	17c,22	-	80	2,889

Net profit (loss) for the year		(13,551)	(9,196)	4,955

Other comprehensive income (loss):
Foreign currency translation adjustments		21	(23)	8
Total comprehensive income (loss)		(13,530)	(9,219)	4,963

Earning (loss) per share data	24
Basic and diluted net profit (loss) per share from continuing operations		(0.50)	(0.34)	0.08
Basic and diluted net profit per share from discontinued operations		-	-	0.10
Total Basic and diluted net profit (loss) per share - USD		(0.50)	(0.34)	0.18

Number of shares used in calculating basic and diluted profit (loss) per share		27,244,475	27,209,878	27,178,839

The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

U.S. dollars in thousands

	Share capital		Share premium		Foreign currency translation reserve	Accumulated deficit	Total equity (deficit)

Balance as of January 1, 2021	75		142,193		(40)	(134,956)	7,272

Net loss	-		-		-	(13,551)	(13,551)
Other comprehensive income	-		-		21	-	21
Total comprehensive loss	-		-		21	(13,551)	(13,530)
Exercise of options	(*	)	3		-	-	3
Share-based compensation	-		1,673		-	-	1,673

Balance as of December 31, 2021	75		143,869		(19)	(148,507)	(4,582)

Balance as of January 1, 2020	75		140,871		(17)	(125,760)	15,169

Net loss	-		-		-	(9,196)	(9,196)
Other comprehensive loss	-		-		(23)	-	(23)
Total comprehensive loss	-		-		(23)	(9,196)	(9,219)
Exercise of options	(*	)	(*	)	-	-	(* )
Share-based compensation	-		1,322		-	-	1,322
Balance as of December 31, 2020	75		142,193		(40)	(134,956)	7,272

Balance as of January 1, 2019	75		139,637		(25)	(130,715)	8,972

Net profit	-		-		-	4,955	4,955
Other comprehensive income	-		-		8	-	8
Total comprehensive income	-		-		8	4,955	4,963
Exercise of options	(*	)	(*	)	-	-	(* )
Share-based compensation	-		1,234		-	-	1,234
Balance as of December 31, 2019	75		140,871		(17)	(125,760)	15,169

* Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019

Cash flows from operating activities:
Profit (loss) for the year	(13,551)	(9,196)	4,955

Adjustments to reconcile net profit (loss) to net cash provided by (used in) continuing operating activities:

Adjustments to profit and loss items:
Profit from discontinued operation	-	(80)	(2,889)
Depreciation and amortization	1,238	1,090	1,149
Share-based compensation	1,673	1,322	1,234
Revaluation of liabilities in respect of IIA grants	919	828	(392)
Revaluation of liabilities in respect of purchase of shares	590	(433)	1,690
Revaluation of lease liabilities	188	305	340
Increase (decrease) in severance pay liability, net	13	33	(105)
Net financing income	(11)	(297)	(434)
Un-realized foreign currency gain	(137)	(211)	(152)

	4,473	2,557	441
Changes in asset and liability items:
Decrease (increase) in trade receivables	929	1,386	(3,553)
Decrease in inventories	257	141	67
Decrease (increase) in other receivables	(763)	(13)	6,376
Increase (decrease) in trade payables and accrued expenses	1,723	(1,096)	1,355
Increase (decrease) in other payables and deferred revenues	(1,984)	(479)	247

	162	(61)	4,492

Net cash provided by (used in) continuing operating activities	(8,916)	(6,700)	9,888

Net cash used in discontinued operating activities	-	(195)	(1,599)

Net cash provided by (used in) operating activities	(8,916)	(6,895)	8,289

The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019
Cash flows from investing activities:

Purchase of property and equipment	(489)	(923)	(792)
Interest received	35	274	184
Proceeds from (investments in) short term bank deposits, net	4,002	18,034	(5,050)

Net cash provided by (used in) continuing investing activities	3,548	17,385	(5,658)

Net cash used in discontinued investing activities	-	-	(1,239)

Net cash provided by (used in) investing activities	3,548	17,385	(6,897)

Cash flows from financing activities:

Repayment of leases liabilities	(693)	(508)	(630)
Proceeds from exercise of options	3	(* )	(* )
Repayment of IIA grants, net	(360)	(121)	(376)

Net cash used in continuing financing activities	(1,050)	(629)	(1,006)

Exchange rate differences on cash and cash equivalent balances	88	273	140

Increase (decrease) in cash and cash equivalents from continuing activities	(6,330)	10,329	3,364
Decrease in cash and cash equivalents from discontinued activities	-	(195)	(2,838)
Balance of cash and cash equivalents at the beginning of the year	17,376	7,242	6,716

Balance of cash and cash equivalents at the end of the year	11,046	17,376	7,242

Supplement disclosure of Non-cash transactions:
ROU asset, net recognized with corresponding lease liability	155	261	209
Exercise of RSU’s	147	147	97

* Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 1:	General

a.	Description of the Company and its operations:

MediWound Ltd. Was incorporated in Israel. The Company which is located in Yavne, Israel (The "Company" or "MediWound"), is biopharmaceutical company that develops, manufactures and commercializes novel, cost effective, bio-therapeutic solutions for tissue repair and regeneration. The Company’s strategy leverages its breakthrough enzymatic technology platform into diversified portfolio of biotherapeutics across multiple indications to pioneer solutions for unmet medical needs. The Company’s current portfolio is focused on next-generation bio-active therapies for burn and wound care and tissue repair.

The Company's first innovative biopharmaceutical product, NexoBrid, has received marketing authorization from the European Medicines Agency ("EMA") as well as the Israeli, Argentinean, South-Korean, Russian, Taiwanese, Ukrainian, United Arab Emirates, Chilean and Peruvian Ministries of Health, for removal of dead or damaged tissue, known as eschar, in adults with deep partial and full thickness thermal burns.

The Company sells NexoBrid in the European Union, United Kingdom, Norway, Switzerland and Israel through its commercial organizations while establishing additional local distribution channels to extend its outreach in the European Union. In other international markets the Company sells NexoBrid through local distributors which are also responsible for obtaining the local marketing authorization within the relevant territory. In the United States, the Company entered into exclusive license and supply agreements with Vericel Corporation (“Vericel”) to commercialize NexoBrid in North America upon FDA's approval.

The Company’s second investigational innovative product, EscharEx, a topical biological drug being developed for debridement of chronic and other hard-to-heal wounds, is currently under a U.S. phase 2 study and in January 2022, a positive topline results were announced from this study. Patient follow-up is ongoing and additional data, including secondary and exploratory endpoints as well as additional safety measurements, will allow further evaluation of clinical benefits, in the second quarter of 2022.

The third clinical-stage innovative product candidate, MW005, is a topical biological drug candidate for the treatment of non-melanoma skin cancers. A U.S. phase 1/2 study of MW005 for the treatment of low-risk basal cell carcinoma (BCC) was initiated in July 2021, and an investigator-initiated phase II trial of MW005 in non-melanoma skin cancer is being conducted in parallel in Israel.

b.
The Company's securities are listed for trading on NASDAQ since March 2014. In March, 2022, the Company completed a follow-on public offering. A total of 5,208,333 new ordinary shares were issued at a public offering price of $1.92 per share . The gross proceeds before deducting underwriting discounts and commissions and offering expenses, were approximately $10 million. (see also Note 26).

c.
The Company has three wholly owned subsidiaries: MediWound Germany GmbH, acting as Europe (“EU”) marketing authorization holder and EU sales and marketing arm, MediWound UK Limited and MediWound US, Inc. are currently inactive companies.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 1:	General (Cont.)

The Company awarded two contracts with the U.S. Biomedical Advanced Research and Development Authority ("BARDA") valued at up to $168,000 for the advancement of the development, manufacturing and emergency readiness for NexoBrid deployment as well as the procurement of NexoBrid as a medical countermeasure as part of BARDA preparedness for mass casualty events. In February 2022 BARDA has expanded its awarded contract providing supplemental funding of approxemently $9,000 to support the NexoBrid BLA resubmission to the FDA and the continuous expanded access program.

d.
On June 29, 2021, the Company received a Complete Response Letter (CRL) from the U.S. Food and Drug Administration (FDA) regarding its Biologics License Application (BLA) seeking approval of NexoBrid for eschar removal (debridement) in adults with deep partial-thickness and/or full-thickness thermal burns.

The FDA communicated that it had completed its review of the BLA, as amended, and has determined that the application cannot be approved in its present form. The FDA identified issues related to the Chemistry, Manufacturing and Controls (“CMC”) section of the BLA and requested additional CMC information. The FDA acknowledged receipt of several CMC amendments, submitted by the Company in response to the CMC information requests, which were not reviewed yet by the FDA.

The FDA also stated that an inspection of NexoBrid's manufacturing facilities in Israel and Taiwan, are required before the FDA can approve the BLA, but it was unable to conduct the required inspections during the current review cycle due to COVID-19 related travel restrictions. The FDA stated that it will continue to monitor the public health situation as well as travel restrictions and is actively working to define an approach for scheduling outstanding inspections. In addition, the CRL cited certain observations identified during good clinical practice (GCP) inspections related to the U.S. Phase 3 study (DETECT), and requested the Company to provide its perspective on the potential impact, if any, of these observations on the efficacy findings in the study. The FDA also requested to provide a safety update as part of its BLA resubmission, although there were no safety issues raised in the CRL.

Following a productive Type A meeting with the FDA, the Company gained clarity on a path forward for resubmission of its NexoBrid BLA, which is anticipated in mid-2022. In addition, the FDA’s facility inspection schedule which has been affected by COVID-19-related travel restrictions, is required before the FDA can approve the NexoBrid BLA.

Consequently, the Company expects the timing of the potential approval of NexoBrid to be impacted.

e.
The Company addressed the challenges associated with the ongoing COVID-19 pandemic during the year ended 2020 and 2021, while prioritizing the health and safety of its workforce and maintaining operational efficiency and flexibility.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 2:          Basis of Preparation of the Consolidated Financial Statements

a.	Statement of compliance with International Financial Reporting Standards

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These consolidated financial statements were approved by the board of directors on March 17, 2022.

b.	Functional currency, reporting currency and foreign currency:

1.	Functional currency and reporting currency:

The reporting currency of the financial statements is the U.S. dollar.

The Company determines the functional currency based on the currency in which it primarily generates and expends cash. The Company determined that its functional currency is the U.S. dollar since most of the Company's expenses are in U.S. dollars and the economic environment in which the Company operates in and performs its transactions is mostly affected by the U.S dollar. A certain portion of the Company's costs are denominated in NIS mainly due to payroll and related benefit costs incurred in Israel. To further support the Company's determination, the Company has analyzed the currency in which funds from financing activities are generated or held and the currency in which receipts from operating activities are usually retained. In this respect, funds from financing activities were principally derived from significant funds raising in U.S. dollars and U.S governmental funds.

The Company operates and plans its activities in U.S. dollars and accordingly its periodic budgets and internal management reports are prepared and monitored using the U.S. dollar as the primary currency and provides the basis for the determination of share-based compensation.

The functional currency of the Company's subsidiary in Germany has been determined to be its local currency - the EURO. Assets and liabilities of this subsidiary are translated at year end exchange rates and its statement of operations items are translated using the averegae exchange rates at the quarter of which those items are recognized. Such translation adjustments are recorded as a separate  component of accumulated other comprehensive income (loss) in shareholders' equity (deficit).

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

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 2:         Basis of Preparation of the Consolidated Financial Statements (Cont.)

c.	Use of estimates and judgments

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

The fair value of share based compensation to employees and directors is determined using the binomial option pricing models.The assumptions used in the models include the expected volatility, early exercise factor, expected dividend and risk-free interest rate.

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

Note 3:	Significant Accounting Policies

The accounting policies set out below have been consistently applied for all periods presented in these consolidated financial statements:

a.	Basis of consolidation:

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

b.	Cash equivalents:

Cash equivalents are considered as highly liquid investments, including unrestricted short‑term bank deposits with an original maturity of three months or less from the date of deposit.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 3:	Significant Accounting Policies (Cont.)

c.	Short-term bank deposits:

Short-term bank deposits have a maturity of more than three months, but less than one year, from the deposit date.

d.	Inventories:

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

e.	Liability in respect of Israeli Innovation Authority ("IIA"):

Grants from the IIA in respect of research and development projects are accounted for as forgivable loans according to IAS 20. Grants received from the IIA are recognized as a liability according to their fair value on the date of their receipt, unless on that date it is reasonably certain that the amount received will not be refunded. If future economic benefits are expected from the project that will result in royalty-bearing revenues from sale of products it will be treated as a contingent liability.

At the end of each reporting period, the Company evaluates whether there is reasonable assurance that the liability recognized, in whole or in part, will not be repaid based on its best estimate of future sales and any changes in the present value of the cash flows discounted at the original interest rate of the grant are recognized in profit or loss. The difference between the amount received and the fair value on the date of receiving the grant is recognized as a deduction of research and development expenses.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 3:	Significant Accounting Policies (Cont.)

f.	Leases:

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

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 3:	Significant Accounting Policies (Cont.)

•	Lease modifications:

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

g.	Property, plant and equipment, net:

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

h.	Intangible assets, net:

Separately acquired intangible assets with finite useful life are measured on initial recognition at cost.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 3:	Significant Accounting Policies (Cont.)

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

i.	Revenues recognition:

The Company recognizes revenue when the customer obtains control over the promised goods or services. The revenue is measured according to the amount of the consideration to which the Company expects to be entitled in exchange for the goods or services promised to the customer, other than amounts collected for third parties.

To determine revenue recognition for arrangements the Company evaluates the following criteria’s, which are within the scope of IFRS 15, it performs the following five steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations within the contract and (v) recognize revenue when (or as) the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when it determines that it is probable it will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer.

Performance obligations are promises commitments in a contract to transfer a distinct good or service to the customer that (i) the customer can benefit from on its own or together with other readily available resources, and (ii) is separately identifiable from other promises commitments in the contract. Goods or services that are not individually distinct performance obligations are combined with other promised commitment goods or services until such combined group of promises commitments meet the requirements of a performance obligation.

The Company determines transaction price based on the amount of consideration the Company expects to receive for transferring the promised goods or services in the contract.

Consideration may be fixed, variable, or a combination of both. At contract inception for arrangements that include variable consideration, the Company estimates the probability and extent of consideration it expects to receive under the contract utilizing either the most likely amount method or expected amount method, whichever best estimates the amount expected to be received. The Company then considers any constraints on the variable consideration and includes in the transaction price variable consideration to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The Company then allocates the transaction price to each performance obligation based on the relative standalone selling price and recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) control is transferred to the customer and the performance obligation is satisfied.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 3:	Significant Accounting Policies (Cont.)

The Company records amounts as accounts receivable when the right to consideration is deemed unconditional. Amounts received, or that are unconditionally due, from a customer prior to transferring goods or services to the customer under the terms of a contract are recognized as deferred revenue. Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified as the current portion of deferred revenue. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenue, net of current portion.

The Company’s revenue generating arrangements typically include licensing arrangements, which comprise of upfront license fees, milestone payments and/or royalties and products sale arrangements.

The promised goods or services in the Company’s licensing arrangements typically consist of a license to the Company’s intellectual property and/or research and development services. The Company may provide customers with options to additional items in such arrangements, which are accounted for separately when the customer elects to exercise such options, unless the option provides a material right to the customer.

If a license is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenue from nonrefundable, up-front fees allocated to the license when the license is transferred to the licensee and the licensee is able to use and benefit from the license. For performance obligations which consist of licenses and other promises, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

For arrangements that include sales-based royalties, including milestone payments based on the level of sales, where the license is deemed to be the predominant item to which the royalties relate, the Company will recognize revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).

In 2019, the Company entered into exclusive license and supply agreements with Vericel to commercialize NexoBrid in North America (the “Collaboration Agreements”) (see Note 19b). The Collaboration Agreements have multiple performance obligations, due to the contract covering multiple phases of the product lifecycle. Under the Vericel license and supply agreements, the Company identified three distinct performance obligations: (1) license rights (2) development services for BLA approval and (3) manufacturing and supply of NexoBrid.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 3:	Significant Accounting Policies (Cont.)

The Company allocated the Collaboration Agreements transaction price to each performance obligation using the best estimate of the standalone selling price of each distinct good or service in the contract.

The Company determined the license to the Intellectual Property ("IP") to be a right to use the IP, which has significant standalone functionality. Since Vericel has sublicensing rights, effective control over the development strategy in the Territory and is also entitled to generate revenues from BARDA procurement prior to BLA approval, the license is a distinct performance obligation and as such revenues are recognized at the point in time that control of the license is transferred to the customer. Since the manufacturing and development services are at market value, then the upfront payment was fully attributed to the license performance obligation. Future milestone payments are considered variable consideration and are subject to the variable consideration constraint (i.e. will be recognized once concluded that it is “probable” that a significant reversal of the cumulative revenues recognized under the contract will not occur in future periods when the uncertainty related to the variable considerations are resolved). Therefore, as the milestone payments are not probable, revenues were not recognized in respect to such milestone payments.

As royalties under this agreement are payable based on future commercial sales, which did not occur as of the financial statements date, the Company did not recognize any revenues from royalties.

Revenues from the sale of products to Vericel will be recognized when all the significant risks and rewards of ownership of the products have passed to the buyer and the seller no longer retains continuing managerial involvement. The delivery date of the products is usually the date of which ownership passes.

Revenues from distribution licensing arrangements:

The Company accounts for the bundled license provided to the distributers and related high specialized services as a single performance obligation and consequently recognize revenue using the cost-to-cost method, where the extent of progress towards completion is measured based on the ratio of actual costs incurred to the total estimated costs expected to be incurred upon satisfying such single performance obligation. The revenues from such bundled performance obligation are included within “Revenues from license agreements”. Significant finance components related to such arrangements are recognized as finance expense.

Revenues from development services:

Revenues from development services are recognized over time, during the period the customer receives and consumes the benefits provided by the Company's performance (see Note 3k).

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 3:	Significant Accounting Policies (Cont.)

Revenues from the sale of products:

The Company generates revenues from sales of its innovative biopharmaceutical product, NexoBrid, to burn centers and hospital burn units in Europe, U.S Israel and local distributors in international markets.

Revenues from sale of goods is recognized in profit or loss at the point in time when the control of the goods is transferred to the customer, generally upon delivery of the goods to the customer. The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes).

j.	Research and development expenses:

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

k.	Funding by BARDA:

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

l.	Impairment of non-financial assets:

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

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 3:	Significant Accounting Policies (Cont.)

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

m.	Financial instruments:

The accounting policy for financial instruments in accordance with IFRS 9, "Financial Instruments" ("the Standard") is as follows:

1.	Financial assets:

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

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 3:	Significant Accounting Policies (Cont.)

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

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 3:	Significant Accounting Policies (Cont.)

4.	Classification of financial instruments by fair value hierarchy:

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

n.	Provisions:

A provision in accordance with IAS 37 is recognized when the Company has a present (legal or constructive) obligation as a result of a past event, it is expected to require the use of economic resources to clear the obligation and a reliable estimate has been made.

o.	Short-term employee benefits and severance pay liability, net:

The Company has several employee benefit plans:

1.	Short-term employee benefits:

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

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 3:	Significant Accounting Policies (Cont.)

The Company recognizes liability for severance pay due to its employees in EU in accordancewith local laws.

p.	Share-based compensation:

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

q.	Discontinued operation:

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

r.	Profit / Loss per share:

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

s.	Reclassification

Certain amounts previously reported in the consolidated financial statements have been reclassified to conform to current year presentation. Such reclassifications did not affect net loss, Changes in Stockholders' Equity or cash flows.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 4:          Cash and Cash Equivalents

	December 31
	2021	2020

Balance in USD	7,735	13,067
Balance in other currencies	3,311	4,309

	11,046	17,376

Note 5:          Short-Term Bank Deposits

	December 31,
	2021	2020

USD bank deposits (1)	-	4,024
Restricted bank deposits (2)	-	184

	-	4,208

  (1)         The USD deposits bear annual interest of 1.12% for the period of 282 days for 2020.

  (2)         Restricted bank deposits which are primarily used as security for the Company’s office leases.

Note 6:          Trade Receivables

	December 31
	2021	2020

BARDA (see also Note 18a)	1,085	2,189

Other trade receivables	696	578
Less provision for impairment	(2)	-
	694	578

	1,779	2,767

Note 7:          Inventories

	December 31,
	2021	2020

Raw materials	694	631
Finished goods	506	749

	1,200	1,380

Note 8:          Other Receivables- Short Term

	December 31,
	2021	2020

Government authorities	141	73
Contract asset related to BARDA	347	-
Prepaid expenses and other	439	389

	927	462

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 9:	Other Receivables- Long Term
	December 31,
	2021	2020

Income receivables	280	-
Restricted bank deposits (1)	189	-

	469	-

(1)	Restricted bank deposits which are primarily used as security for the Company’s office leases.

Note 10:         Property, Plant And Equipment, Net

	Office furniture	Manufacturing machinery and lab equipment	Computers	Leasehold improvements	Total
Cost
Balance as of January 1, 2021	332	4,775	169	2,904	8,180
Additions	18	193	45	233	489
Disposals	(89)	(205)	(36)	-	(330)
Foreign currency translation	(4)	1	(2)	-	(5)

Balance as of December 31, 2021	257	4,764	176	3,137	8,334

Balance as of January 1, 2020	301	4,534	124	2,315	7,274
Additions	20	241	73	445	779
Disposals	-	-	(29)	-	(29)
Re-classified from RSU assets	-	-	-	144	144
Foreign currency translation	11	-	1	-	12

Balance as of December 31, 2020	332	4,775	169	2,904	8,180

Accumulated Depreciation

Balance as of January 1, 2021	204	3,092	76	2,178	5,550
Additions	22	483	55	81	641
Disposals	(89)	(204)	(35)	-	(328)
Foreign currency translation	(4)	(1)	(2)	-	(7)

Balance as of December 31, 2021	133	3,370	94	2,259	5,856

Balance as of January 1, 2020	175	2,606	60	2,129	4,970
Additions	18	486	44	49	597
Disposals	-	-	(29)	-	(29)
Foreign currency translation	11	-	1	-	12

Balance as of December 31, 2020	204	3,092	76	2,178	5,550

Carrying amounts of all fixed asset items
December 31, 2021	124	1,394	82	878	2,478
December 31, 2020	128	1,683	93	726	2,630

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 11:	Leases

a.        Lease Agreements:

The Company's offices and its production facility in Israel are located in a building that the Company leases from its Parent Company (see Note 25a), in accordance with a sub-lease agreement. The Company subleases approximately 3,000 square meters of laboratory, office and clean room space at a monthly rent fee of NIS 119 (approximately $38) and NIS 125 starting November 2022 (approximately $40). This sub-lease agreement was amended on October 2021, to extand the priod up to October 2025 which was included in the calculation of the lease liability and RoU asset.

In addition the Company and its subsidiary have lease agreements for 13 vehicles for a period of three years.

b.        Amounts recognized in profit or loss and in the statement of cash flows

	Year ended December 31,
	2021	2020

Interest expense on lease liabilities	120	144
Depreciation expenses relating to short-term leases	531	427
Cash outflow for leases (1)	693	652

  (1) For the year ended December 31,2020 the cash flow for leases includes $144 which were capitalized to Leasehold improvements.

The Company was assisted by external third party valuation expert in determining the appropriate interest rate for discounting its leases based on: credit risk, the weighted average term of the leases and other economic variables. A weighted average incremental borrowing in a range of 1% to 6.7% was used to discount future lease payments in the calculation of the lease liability on the date of initial application of the standard (IFRS 16).

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 11:	Leases (Cont.)

c.         Disclosures in respect of Right- of- Use assets:

	Buildings	Motor vehicles	Total
Cost
Balance as of January 1, 2021	2,225	512	2,737

New leases	-	162	162
Adjustments for indexation	42	7	49
Disposals	-	(27)	(27)

Balance as of December 31, 2021	2,267	654	2,921

Accumulated depreciation
Balance as of January 1, 2021	698	155	853
Depreciation and amortization	330	201	531
Disposals	-	(11)	(11)

Balance as of December 31, 2021	1,028	345	1,373

Depreciated cost
Balance as of December 31, 2021	1,239	309	1,548

	Buildings	Motor vehicles	Total
Cost
Balance as of January 1, 2020	2,362	442	2,804
New leases	-	305	305
Adjustments for indexation	(17)	(18)	(35)
Disposals	(76)	(217)	(293)
Termination of leases	(44)	-	(44)

Balance as of December 31, 2020	2,225	512	2,737

Accumulated depreciation
Balance as of January 1, 2020	381	194	575
Depreciation and amortization	249	178	427
Capitalized to Leasehold improvements (1)	144	-	144
Disposals	(76)	(217)	(293)

Balance as of December 31, 2020	698	155	853

Depreciated cost
Balance as of December 31, 2020	1,527	357	1,884

(1)     As of the year ended December 31,2020 the cash flow for leases includes $144 which were capitalized to Leasehold improvements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 11:	Leases (Cont.)

d.        Disclosures of the Company's lease liabilities :

	Buildings	Motor vehicles	Total

Balance as of January 1, 2021	1,953	354	2,307
Repayment of leases liabilities	(477)	(216)	(693)
Effect of changes in exchange rates	55	13	68
New finance lease obligation recognized	-	155	155
Adjustments for indexation	42	7	49
Interest	118	2	120
Disposals-Termination of leases	-	(16)	(16)
Balance as of December 31, 2021	1,691	299	1,990

Current maturities of long-term leases	(403)	(196)	(599)
Lease liability Balance as of December 31, 2021	1,288	103	1,391

	Buildings	Motor vehicles	Total

Balance as of January 1, 2020	2,225	225	2,450
Repayment of leases liabilities	(479)	(173)	(652)
Effect of changes in exchange rates	134	28	162
New finance lease obligation recognized	-	283	283
Adjustments for indexation	(17)	(18)	(35)
Interest	134	10	144
Disposals-Termination of leases	(44)	(1)	(45)
Balance as of December 31, 2020	1,953	354	2,307

Current maturities of long-term leases	(396)	(170)	(566)
Lease liability Balance as of December 31, 2020	1,557	184	1,741

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 12:        Intangible Assets, Net

	License and Knowhow
	2021	2020
Cost
Balance as of January 1,	1,538	1,538
Additions	-	-
Balance as of December 31,	1,538	1,538
Accumulated Amortization
Balance as of January 1,	1,175	1,109
Additions	66	66
Balance as of December 31,	1,241	1,175
Amortized cost
Balance as of December 31,	297	363

Intangible assets include exclusive licenses to use patents, know-how and intellectual property for the development, manufacturing and marketing of products related to burn treatments and other products in the field of wound care. These licenses were purchased from third parties and from one of the Company's shareholders.

Note 13:        Other Payables

	December 31
	2021	2020

Employees and payroll accruals	1,639	1,910
Liability in respect of purchase of shares (see Note 17c)*	417	-
Related parties	241	225
Deferred revenues	543	462
Other	780	260

	3,620	2,857

•	An amount of $667 was classified from Liability in respect of purchase of shares to current maturities for the year ended 31, December 2020.

Note 14:        Liabilities in Respect of IIA Grants

	December 31
	2021	2020

Balance as of January 1,	7,528	6,935
Royalties	(342)	(235)
Amounts carried to Profit or Loss	919	828
Balance as of December 31,	8,105	7,528

Current maturities	(220)	(261)
Long term liabilities in respect of IIA grants	7,885	7,267

The Company is committed to pay royalties to the IIA up to the total grants received plus the applicable accrued interest. The total amount of grants received from IIA including accrued LIBOR interest, net of royalties as of December 31, 2021 is approximately $13,681, while the amortized cost of this liability as of that date is $ 8,105, using the interest method.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 15:	Financial Instruments

a.	Risk management:

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.

The Company’s risk management practice was formulated to identify and analyze the risks that the Company faces, to set appropriate limits for the risks and controls, and to monitor the risks and their compliance within the limits. The risk policy and risk management methods are reviewed regularly to reflect changes in market conditions and in the Company’s operations.

The Company Audit Committee oversees how management monitors compliance with the Company’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Company. The Company Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

The Company's activities expose it to various financial market risks mainly foreign currency risk, interest rate risk and liquidity risk.

1.	Foreign currency risk

The Company operates primarily in an international environment and is exposed to foreign exchange risk resulting from the fact that a certain portion of the Company's costs are denominated in NIS and EURO, mainly due to payroll and related benefit costs incurred in Israel and additionally due to marketing expenses incurred in Europe.

2.	Sensitivity tests relating to changes in market factors:

The Company operates in an international environment and is exposed to foreign exchange risk resulting from the exposure to different currencies, mainly NIS and EURO. Foreign exchange risks arise from recognized assets and liabilities denominated in a foreign currency other than the functional currency.

	December 31
	2021	2020
Gain (loss) from change:
5% increase in NIS and EURO exchange rate	$3	$76
5% decrease in NIS and EURO exchange rate	$(3)	$(76)

The Company has performed sensitivity tests of principal market risk factors that may affect its reported operating results or financial position.

The sensitivity tests present the profit or loss for the relevant risk variables chosen as of each reporting date.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 15:	Financial Instruments (Cont.)

3.	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to timely meet its liabilities, under both normal and stressed conditions, without incurring unwanted losses.

The Company manages the liquidity risk by holding cash balances, short-term deposits and secured bank credit facilities.

	December 31, 2021
	Carrying	12 months
	amount	or less	1-2 years	2-8 years
Non-derivative financial liabilities
Current liabilities
Current maturities of long-term liabilities	3,024	3,024
Trade payables and accrued expenses	4,693	4,693
Other payables	3,620	3,620
Non-current liabilities
Liabilities in respect of IIA grants	15,286		369	14,917
Liabilities in respect of purchase of shares	5,867		1,667	4,200
Lease liabilities	1,522		589	933

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)
Note 15:	Financial Instruments (Cont.)

b.	Fair value:

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

The fair value of the contingent consideration for purchase of shares as presented in balance sheet is based on a calculation of the present value of future payments. The expected cash flows already reflect assumptions about the uncertainty in future defaults, and therefore the Company used a discount rate of 14% that is commensurate with the risk inherent in the expected cash flows.

Note 16:        Severance Pay Liabilty, Net

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

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 17:        Contingent Liabilities and Commitments

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

In consideration for this exclusive license, the Company paid an aggregate amount of $ 950 following the achievement of certain development milestones as set forth in the agreement. In addition, the Company undertook to pay royalties of 1.5% to 2.5% from future revenues from sales of products which are based on this patent for a period ranging between 10 to 15 years from the first commercial delivery in a major country, and thereafter the Company will have a fully paid-up royalty-free license for these patents. In addition, royalties will be paid at the rate of 10% - 20% from sub-licensing of such patents and for lump sum amounts paid to the Company by a third party,  the Company will pay 2% of the proceeds up to $1,000 and 4% of the proceeds above this amount.  Moreover, the Company agreed to pay a one-time lump-sum amount of $ 1,500 when the aggregate revenues based on these patents reach $ 100,000. The amount of royalty payments for the years 2020 and 2021 amounted to $42 and $149 respectively.

b.
Under the Research and Development Law, (the "R&D Law") the Company undertook to pay royalties of 3%  on the revenues derived from sales of products or services developed in whole or in part using IIA grants. The maximum aggregate royalties paid cannot exceed 100% of the grants received by the Company, plus annual interest equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. (see also Note 14).The total royalties amount paid as of December 31, 2021 is $1,303.

c.
Beginning in 2007, the Company entered into a number of agreements with Teva Pharmaceutical Industries Limited (“Teva”) related to collaboration in the development, manufacturing and commercialization of solutions for the burn and chronic wound care markets. In consideration for these agreements, Teva made investments in the Company's ordinary shares and agreed to fund certain research and development expenses and manufacturing costs and perform all marketing activities for both NexoBrid, under the 2007 Teva Agreement, and the PolyHeal Product, under the 2010 PolyHeal Agreements (see also Note 22). As of December 31, 2012, all of these agreements were terminated.

On September 2, 2013, in accordance with the terms of the Teva Shareholders’ Rights Agreement, the Company exercised its rights to repurchase all of its shares held by Teva, and purchased 755,492 ordinary shares, in consideration for an obligation to pay Teva future royalty payments.

Pursuant to a Settlement Agreement signed on March 2019, Teva agreed to reduce the contingent consideration that is payable to Teva pursuant to the Company's repurchase of its shares from Teva in 2013 and to paid the Company $4,000 in cash. As a result, the Company is obligated to pay Teva annual payments at a reduced rate of 15% of its recognized revenues from the sale or license of NexoBrid after January 1, 2019, up to a reduced aggregate amount of $10,200.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 17:	Contingent Liabilities and Commitments (Cont.)

In addition, the Company also agreed to indemnify, defend and hold harmless Teva and its directors, officers, agents and employees from and against claims relating to a certain milestone related to PolyHeal under an agreement associated with the Collaboration Agreements, up to an amount of $10,200, if a notice of such claim has been received by the Company prior to December 31, 2023.

In December 2020, Teva has agreed to revise the Settlement Agreement from March 2019. Under the new settlement the Company paid $1,000 in cash and became obligated to pay an amount of $2,000 over three years, in addition to a modified contingent consideration up to the amount of $7,200 in quarterly fixed payments starting 2021 subject to revenues generated from sales of NexoBrid. Total liabilities recorded as of December 31, 2021 and 2020 were  approximately$ 5,928 and $6,587, respectively, and financial expenses (income) of $590 and ($433), respectively, were recorded in profit or loss within financial income of financial expenses.

Note 18:        Materials Agreements

a.        BARDA Contracts

In September 2015, the Company was awarded the First BARDA Contract for treatment of thermal burn injuries, which was valued at up to $112,000. In July 2017 and in May 2019, BARDA expanded its commitment by an aggregate supplemental amount of $41,000. In March 2020, BARDA further expanded its commitment by additional $5,500 to support emergency readiness for NexoBrid deployment upon request of use of NexoBrid in mass casualty situations and in February 2022 BARDA has expanded its awarded contract providing supplemental funding of $9,000 to support the NexoBrid BLA resubmission to the FDA and the continuous expanded access program (collectively the "First BARDA Contract").

Under the First BARDA Contract, BARDA provided technical assistance and a total of up to $91,000 in funding for NexoBrid development activities needed to request U.S. marketing approval from the FDA. In January 2020, BARDA committed an additional $16,500 to procure NexoBrid as part of the HHS mission to build national preparedness for public health medical emergencies.  The contract further includes a $10,000 option to fund development of other potential NexoBrid indications and an option to procure additional NexoBrid valued at up to $50,000.

In September 2018, the Company were awarded the second BARDA contract (the "Second BARDA Contract"), which is an additional, separate contract to develop NexoBrid for the treatment of Sulfur Mustard injuries as part of BARDA’s preparedness for mass casualty events. The Second BARDA Contract provides approximately $12,000 of funding to support research and development activities up to pivotal studies in animals under the U.S. FDA Animal Rule and contains options for BARDA to provide additional funding of up to $31,000 for additional development activities, animal pivotal studies, and the BLA submission for licensure of NexoBrid for the treatment of Sulfur Mustard injuries.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 18:     Materials Agreements (Cont.)

The total aggregate value awarded by BARDA Contracts is up to $211,000 comprised of $144,500 to support research and development activities and $66,500 to procure NexoBrid for U.S. emergency preparedness (which will be splited between the Company and Vericel following Vericel agreement (see Note 18b)).

As of December 31, 2021, the Company has received approximately $69,400 in funding in the aggregate, from BARDA under the two contracts, and an additional of approximately $14,600 for procurement of NexoBrid for U.S. emergency preparedness which were recorded at the net amount of approximately $9,300 following the split of gross profit agreement with Vericel for the initial BARDA procurement.

  b.        Vericel Agreement:

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

Under the terms of the license agreement, Vericel has made an upfront payment to MediWound of $17,500  which was recorded as revenues from license agreements in 2019 and agreed to make an additional $7,500 payment contingent upon BLA approval and up to $125,000 in payments contingent upon meeting certain annual sales milestones. Vericel has also agreed to pay MediWound tiered royalties on net sales ranging from high single-digit to teen-digit percentages, a split of gross profit on committed BARDA procurement orders and a teen-digits royalty on any additional future BARDA purchases of NexoBrid. Under the terms of the supply agreement, Vericel will procure NexoBrid from MediWound at a transfer price of cost plus a fixed margin percentage.

As of the financial statements date, the Company did not recognize any revenues from royalties.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 19:        Equity

a. Share capital:

	December 31
	2021	2020

Authorized number of shares	50,000,000	50,000,000
Issued and outstanding number of shares	27,272,818	27,236,752

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

• During 2020 and 2021 the Company issued additional 33,958 ordinary shares for each  year upon vesting of outstanding RSU’s.

Note 20:        Share‑Based Compensation

a. Expense recognized in the financial statements:

The expenses recognized for services received from employees and directors is as follows:

	Year ended December 31
	2021	2020	2019
Cost of revenues	153	115	226
Research and development	333	179	375
Selling and marketing	-	3	40
General and administrative	1,187	1,025	593

Total share-based compensation	1,673	1,322	1,234

b.        Share-based payment plan for employees and directors:

The Company has granted options and restricted stock units ("RSUs") for total of 3,863,089 ordinary shares.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 20: Share‑Based Compensation (Cont.)

As of December 31, 2021, 490,927 ordinary shares of the Company were still available for future grant.

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

In March 2014, the Company adopted and obtained shareholder approval for its 2014 Equity Incentive Plan (the “2014 Plan”).

Options and RSU's granted under the Company's 2014 Plan are exercisable in accordance with the terms of the Plan. Options are exercisable within 5-10 years from the date of grant, against payment of an exercise price or cashless exercise and share units are granted immediately upon vesting of the RSU's. The options and the RSU's generally vest over a period of 1-4 years.

c. Share options activity:

The following table lists the number of share options, the weighted average exercise prices of share options and changes that were made in the option plan to employees and directors

	2021		2020		2019
	Number of options	Weighted Average Exercise price	Number of options	Weighted Average Exercise price	Number of options	Weighted Average Exercise price

Outstanding Options at beginning of year	3,597,811	6.55	2,334,432	9.18	2,313,249	9.31
Options Granted	377,790	5.36	1,274,379	1.43	95,000	4.45
Options Exercised	(3,750)	2.88	-	-	-	-
Options Forfeited and/or expired	(210,833)	8.13	(11,000)	7.19	(73,817)	5.17

Outstanding options and at end of year	3,761,018	6.35	3,597,811	6.55	2,334,432	9.18

Option's Exercisable at end of year	2,335,325	8.34	1,952,014	9.98	1,753,803	4.76

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 20: Share‑Based Compensation (Cont.)

The following table summarizes information about share options outstanding as of December 31, 2021:

	Options outstanding as of December 31, 2021
Range of exercise prices ($ )	Number of options	Weighted Average Remaining contractual life	Weighted average exercise price

1.75-5.36	2,307,469	6.19	3.29
6.02- 9.58	642,249	3.68	9.01
12.89 - 13.76	811,300	1.92	12.93
Total	3,761,018	4.84	6.35

The following table summarizes information about RSU's outstanding:

	RSU's 2021	RSU's 2020	RSU's 2019

Outstanding at beginning of year	74,587	108,544	95,833
Granted	62,947	-	36,667
Forfeited	(1,505)	-	-
Vested	(33,958)	(33,958)	(23,956)

Outstanding at the end of the period	102,071	74,587	108,544

The fair value of the options and RSU's granted to employees and directors at the grant date for the years ended December 31, 2019, 2020 and 2021 was $441 ,$1,819 and $1,392 respectively.

The options and RSU’s of the Company are managed by a trustee.

1.
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

2.
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

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 20: Share‑Based Compensation (Cont.)

3.
On April 23, 2020, the Company's Board of Directors approved the grant of 1,274,379 options to purchase ordinary shares under the "2014 Share Incentive Plan", for an exercise price of $ 1.75 per share to its employees, managments and  board members of the Company. The fair value of the options granted, as of the grant date, was estimated at approximately $1,819.

4.
On March 4, 2021, the Company's Board of Directors approved the grant of: (a) 238,090 options to purchase ordinary shares and 39,682 RSU's under the "2014 Share Incentive Plan" to its CEO, officers and board members of the Company at a fair value of $663 and $196, respectively, and (b) 139,700 options to purchase ordinary shares and 23,265 RSU's under the "2014 Share Incentive Plan" to its employees at a fair value of $417 and $116, respectively. The options are exercisable for an exercise price of $ 5.36 per share.

d.         The fair value of the Company's share options granted to employees and directors for the years ended December 31, 2019, 2020 and 2021 was estimated using the binomial option pricing models using the following assumptions:

	December 31
	2021	2020	2019

Dividend yield (%)	0	0	0
Expected volatility of the share prices (%)	55-78	51-71	41-53
Risk-free interest rate (%)	0.1-1.5	0.2-0.9	1.85-2.45
Early exercise factor (%)	100-150	100-150	150
Weighted average share prices (Dollar)	2.88	2.43	4.83

Measurement inputs include the share price on the measurement date, the exercise price of the instrument, expected volatility (based on the weighted average volatility of the Company’s shares, over the expected term of the options), expected term of the options (based on general option holder behavior and expected share price), expected dividends, and the risk-free interest rate (based on government debentures).

Note 21:        Income Tax

a. The Company operates in two main tax jurisdictions: Israel and Germany. As such, the Company is subject to the applicable tax rates in the jurisdictions in which it conducts its business..

b.        Corporate tax rate in Israel:

The tax rates relevant to the Company in the years 2019-2021 is 23%.

c.        Benefits under the Law for the Encouragement of Capital Investments:

Tax benefits under the Israel Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"):

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 21:        Income Tax (Cont.)

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

d. The principal tax rates applicable to the subsidiary whose place of incorporation is outside of Israel is:

 The statutory corporate tax rate in Germany was 29.79% in 2021, 2020 and 2019.

e. Final tax assessments:

The Company has finalized its tax assessments through the 2015 tax year.

The Company's subsidiary has not received a final tax assessment since its incorporation.

f. Net operating carryforward losses for tax purposes and other temporary differences:

As of December 31, 2021, the Company had carryforward losses and other temporary differences mainly from R&D expenses together amounting to approximately $148,000.

g. Deferred taxes:

The Company did not recognize deferred tax assets for temporary differences at the amount of approximately $9,500 because their utilization in the foreseeable future is not probable.

h. Current taxes on income:

The Company did not record any current taxes for the years ended December 31, 2019, 2020 and 2021 as a result of its carryforward losses.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 21:        Income Tax (Cont.)

i.  Theoretical tax:

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

Note 22:        Discontinued Operation

On September 15, 2014, a Statement of Claim was filed against the Company by some   shareholders of Polyheal (the "Plaintiffs") related to '2010 PolyHeal Agreement' in which PolyHeal granted the Company an exclusive global license to manufacture, develop and commercialize all the Polyheal Products in consideration for royalty payments.

During December 2017, following the Tel- Aviv District Court Ruling, the Company paid the Plaintiffs approximately $1,497 in consideration for PolyHeal's shares and recorded a full provision of $6,003 which represents the purchase price for the residual number of shares that the 2010 PolyHeal Agreements contemplate would be acquired by the Company from the shareholders of PolyHeal (the “Provision”).

On March 24, 2019, the Company entered into a settlement agreement and mutual general release with the Plaintiffs (the "Polyheal Settlement Agreement"). Pursuant to the terms of Polyheal Settlement Agreement, the Plaintiffs repaid to MediWound a portion of the amount that was ruled in their favor under the Tel Aviv District Court Ruling, and it resulted the cancellation of the 2017 Ruling that was issued by the District Court against MediWound.

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

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 23:        Supplementary Information to the Statements of Comprehensive Profit or Loss

a.        Additional information on Revenues:

Major customers:

BARDA contributed 76% of the Company’s total revenues in 2021, 83% in 2020, and 34% in 2019. Verical contributed 55% in 2019. (see also Note 18b).

No other customer contributed 10% or more of the Company’s revenues in 2021, 2020 and 2019.

Revenue Re-classification:

Revenues in the amount of $383 from distributions agreements were classified from revenues from sale of products for the year ended 31, December 2020.

Geographic information:,

The revenues reported in the financial statements are based on the location of the customers, as follows:

	Year ended December 31
	2021	2020	2019

USA ( see also Note 18a, 18b)	18,102	18,030	28,504
EU and other international markets	5,661	3,733	3,285

	23,763	21,763	31,789

b.        Cost of Revenues:

1.          Cost of Revenues from sale of products

	Year ended December 31
	2021	2020	2019

Salary and benefits (including share-based compensation)	2,201	2,139	1,916
Subcontractors	204	153	89
Depreciation and amortization	603	554	512
Cost of materials	1,091	704	456
Other manufacturing expenses	953	840	657
Decrease in inventory of finished products	242	155	344
Allotment of manufacturing costs to R&D	(311)	(1,394)	(1,621)

	4,983	3,151	2,353

2.           Cost of Revenues from development services

	Year ended December 31
	2021	2020	2019

Salary and benefits	2,003	2,320	1,404
Subcontractors	7,904	8,747	7,412

	9,907	11,067	8,816

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 23:        Supplementary Information to the Statements of Comprehensive Profit or Loss (Cont.)

3.          Cost of Revenues from license agreements

	Year ended December 31
	2021	2020	2019

Salary and benefits	102	-	-
Royalties payments	-	-	680

	102	-	680

Total Cost of Revenues	14,992	14,218	11,849

c.        Research and development expenses, net of participations:

	Year ended December 31
	2021	2020	2019

Salary and benefits (including share-based compensation)	2,811	2,094	2,965
Subcontractors	6,309	3,173	4,694
Depreciation and amortization	352	346	342
Cost of materials	295	517	311
Allotment of manufacturing costs	209	1,394	1,621
Other research and development expenses	280	174	137

Research and development, gross	10,256	7,698	10,070

Participations:
BARDA funds	-	-	(3,785)
Revaluation of liabilities in respect of IIA grants	-	-	(1,316)

	10,256	7,698	4,969

d.        Selling and marketing expenses:

	Year ended December 31
	2021	2020	2019

Salary and benefits (including share based compensation) (1)	1,643	1,700	2,028
Marketing and medical support	627	740	1,298
Depreciation and amortization	44	82	49
Shipping and delivery	490	282	200
Registration and marketing license fees	584	424	489

	3,388	3,228	4,064

(1)       The salary costs for the year ended December 31,2020 includes one time payment of $243 derived from restructuring astrategy at the EU Subsidiary.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 23:        Supplementary Information to the Statements of Comprehensive Profit or Loss (Cont.)

e.        General and administrative expenses:

	Year ended December 31
	2021	2020	2019

Salary and benefits (including share-based compensation)	2,905	2,784	2,621
Professional fees	2,480	2,267	1,628
Depreciation and amortization	239	108	247
Other	724	300	746

	6,348	5,459	5,242

f.        Other expenses:

The other one-time expenses amounted $1,172 for the year ended December 31, 2019, are associated with the review and assessment of the strategic deal with Vericel ( see Note 18b).

g.        Financial income and expense:

	Year ended December 31
	2021	2020	2019
Financial income:

Interest income	11	297	434
Revaluation of liabilities in respect of the purchase of shares	-	433	-
Exchange differences, net	-	113	122

	11	843	556
Financial expense:

Interest in respect of IIA grants	903	832	925
Revaluation of liabilities in respect of IFRS16	120	144	140
Finance expenses in respect of deferred revenues	143	247	161
Revaluation of liabilities in respect of the purchase of shares	590	-	1,690
Exchange differences, net	511	-	-
Other	47	56	67

	2,314	1,279	2,983

Financial expenses, net	(2,303)	(436)	(2,427)

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 24:        Net Profit (Loss) Per Share

a.          Details of the number of shares and loss used in the computation of loss per share from continuing operations:

Year ended December 31
2021		2020		2019
Weighted average number of shares	Loss	Weighted average number of shares	Loss	Weighted average number of shares	Profit

27,244,475	(13,551)	27,209,878	(9,276)	27,178,839	2,066

b.          Details of the number of shares and profit (loss) used in the computation of profit or (loss) per share from discontinued operation:

Year ended December 31
2021		2020		2019
Weighted average number of shares	Profit	Weighted average number of shares	Profit	Weighted average number of shares	Profit

-	-	27,209,878	80	27,178,839	2,889

c.           Net profit (loss) per share from continuing and discontinued operations:

	Year ended December 31
	2021	2020	2019
Basic and Diluted loss per share:
Profit (loss) from from continuing operations	(0.50)	(0.34)	0.08

Profit from discontinued operation	-	-	0.10

Profit (loss) per share	(0.50)	(0.34)	0.18

Note 25:        Balances and Transactions With Related Parties and Key Officer

   a.         Related parties consist of:

• Clal Biotechnologies Industries Ltd.- Parent Company.

• Directors of the Company.

• CureTech Ltd.-Sister Company.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 25: Balances and Transactions With Related Parties and Key Officers (Cont.)

1.        Balances of related parties:
Other Payables
Parent Company (1):

As of December 31, 2020	138
As of December 31, 2021	144

Directors:

As of December 31, 2020	86
As of December 31, 2021	96

2.       Transactions with related parties:

Rental fee:

	Year ended December 31
	2021	2020	2019

Parent Company	469	446	415
Sister Company	-	-	(59)

Professional fee:

	Year ended December 31
	2021	2020	2019

Directors	375	272	249
Parent Company	85	54	52
	460	326	301
Number of Directors	8	8	6

• Not included share based compensation detailed in Note 20.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 25:        Balances and Transactions With Related Parties and Key Officers (Cont.)

b. Key Officers:

1.	Balances of Key Officers of the Company

Other Payables
Key Officers of the Company

As of December 31, 2021	353

•	Represents the officer’s gross salary, bonuses and vacation provisions.

2.        Compensation of Key Officers of the Company:

The following amounts disclosed in the table are recognized as an expense during the reporting period related to officers:

	Year ended December 31
	2021	2020	2019
Short-term employee benefits (*)	1,788	1,993	2,533
Share-based compensation	518	467	565

	2,306	2,460	3,098
Number of officers	5	5	7

(*) The amount for 2019 includes one-time payments for previous-CEO on the amount of $196.

In December 2007, the Company's board of directors approved one‑time bonus payments to the Chief Medical Officer in the amounts of $ 120, to be paid upon achieving marketing approval in the United States.

Note 26:        Subsiquents events:

On March 7, 2022, the Company completed a follow-on public offering. A total of 5,208,333 new ordinary shares were issued in consideration to offering price of $1.92 per share. The net proceeds, were $8,662, after deducting commissions and other offering expenses. MediWound also granted the underwriters a 30-day option to purchase up to an additional 781,249 ordinary shares at the public offering price, less underwriting discounts and commissions at an additional net proceeds of $1,388.

In addition, certain entities affiliated with CBI purchased 1,458,333 of ordinary shares in the obove-mentioned offering at the public offering price.