Form 20-F
period 2022-12-31
MediWound Ltd.
filed 2023-03-16
CIK 1593984

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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
Telephone: +972 (77) 971-4100
E-mail: yaronm@mediwound.com
MediWound Ltd.
42 Hayarkon Street
Yavne, 8122745 Israel
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value NIS 0.07 per share	MDWD	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2022, the registrant had 7,240,020 ordinary shares, par value NIS 0.07 per share, outstanding.

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

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

Yes ☐             No ☒

MEDIWOUND LTD.

FORM 20-F ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

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

 Throughout this annual report, we refer to various trademarks, service marks and tradenames that we use in our business. Solely for convenience, the trademarks, service marks and trade names are referred to herein without the use of ® and ™ symbols. However, the omission of such symbols are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. The “MediWound” design logo, “MediWound,” “NexoBrid,” “EscharEx” and other trademarks or service marks of MediWound Ltd. appearing in this annual report are the property of MediWound Ltd. We have several other trademarks, service marks and pending applications relating to our solutions. Other trademarks and service marks appearing in this annual report are the property of their respective holders. Our use or display of other companies’ trademarks, service marks or trade names is not intended to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

All historical share and per-share numbers appearing in this annual report reflect a retroactive adjustment for our 1-for-7 reverse share split effected on December 20, 2022.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical facts, this annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We make forward-looking statements in this annual report that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements we make regarding the following matters are forward-looking by their nature:

•	our commercialization, marketing and manufacturing capabilities and strategy and the ability of our marketing team to cover European regional burn centers and units;
•
the timing and conduct of our trials of NexoBrid, EscharEx and our other pipeline product candidates, including statements regarding the timing, progress and results of current and future preclinical studies and clinical trials, and our research and development programs;

•	the clinical utility, potential advantages and timing or likelihood of regulatory filings and approvals of EscharEx and our other pipeline products;
•	our expectations regarding future growth, including our ability to develop new products;
•	our estimates regarding expenses, future revenues, capital requirements and our need for additional financing;
•	anticipated funding under our contracts with the U.S. Biomedical Advanced Research and Development Authority;

i

•	our ability to maintain adequate protection of our intellectual property;
•	our estimates regarding the market opportunity for NexoBrid, EscharEx and our other pipeline products;
•	our expectation regarding the duration of our inventory of intermediate drug substances and products;
•	the impact of our research and development expenses as we continue developing product candidates; and
•	the impact of government laws and regulations.

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

We intend to develop and commercialize pipeline product candidates based on our patented enzymatic technology platform for (i) marketing authorization of EscharEx in the U.S. and other jurisdictions, (ii) NexoBrid in the U.S. for children and in other jurisdictions and (iii) MW005 in variety of jurisdictions across the world. However, before obtaining regulatory approval for the sale of our pipeline product candidates in any jurisdiction, we must conduct, at our own expense, clinical studies to demonstrate that the products are safe and effective.

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
•
delays may occur in reaching agreement on acceptable clinical trial terms with regulatory authorities or prospective sites, or obtaining institutional review board or ethics committee approval or opinion;

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

•
political unrest and wars, such as the conflict between Russia and Ukraine, which could delay or disrupt business activity, and if such political unrest escalates or spills over to or otherwise impacts additional regions, it could also heighten many of the other risk factors described in this Annual Report;

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

Development and commercialization of EscharEx in the United States, NexoBrid in the United States and our pipeline product candidates worldwide requires successful completion of the regulatory approval process, and may suffer delays or fail.

In the United States, as well as other jurisdictions, we are required to apply for and receive marketing authorization before we can market our products, as we have already received for NexoBrid in the United States, the European Union and other international markets. This process can be time-consuming and complicated and may result in unanticipated delays. To secure marketing authorization, an applicant generally is required to submit an application that includes the data supporting preclinical and clinical safety and efficacy as well as detailed information on the manufacturing and control of the product, proposed labeling and other information. Before marketing authorization is granted, regulatory authorities generally require the inspection of the manufacturing facility or facilities and quality systems (including those of third parties) at which the product candidate is manufactured and tested, to assess compliance with strictly enforced current good manufacturing practices (“cGMP”) and similar foreign requirements such as Good Manufacturing Practices (“GMP”) in the European Union, as well as potential audits of the non-clinical and clinical trial sites that generated the data cited in the marketing authorization application to assess compliance with requisite good clinical practices (“GCP”).

We cannot predict how long the applicable regulatory authority or agency will take to grant marketing authorization or whether any such authorizations will ultimately be granted. Regulatory agencies, including the FDA and the European Medicines Agency (the “EMA”), have substantial discretion in the approval process, and the approval process and the requirements governing clinical trials vary from country to country. The policies of the FDA, the EMA or other regulatory authorities may change or may not be explicit, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of EscharEx, NexoBrid or our pipeline product candidates. For instance, the regulatory landscape related to clinical trials in the European Union (“EU”) recently evolved. The EU Clinical Trials Regulation (“CTR”) which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on January 31, 2022. While the Clinical Trials Directive required a separate clinical trial application (“CTA”) to be submitted in each member state, to both the competent national health authority and an independent ethics committee, the CTR introduces a centralized process and only requires the submission of a single application to all member states concerned. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each member state, leading to a single decision per member state. The assessment procedure of the CTA has been harmonized as well, including a joint assessment by all member states concerned, and a separate assessment by each member state with respect to specific requirements related to its own territory, including ethics rules. Each member state’s decision is communicated to the sponsor via the centralized EU portal. Once the CTA is approved, clinical study development may proceed. The CTR foresees a three-year transition period. The extent to which ongoing and new clinical trials will be governed by the CTR varies. Clinical trials for which an application was submitted (i) prior to January 31, 2022 under the Clinical Trials Directive, or (ii) between January 31, 2022 and January 31, 2023 and for which the sponsor has opted for the application of the Clinical Trials Directive remain governed by said Directive until January 31, 2025. After this date, all clinical trials (including those which are ongoing) will become subject to the provisions of the CTR. Compliance with the CTR requirements may impact our development plans. It is currently unclear to what extent the United Kingdom (“UK”) will seek to align its regulations with the EU. The UK regulatory framework in relation to clinical trials is derived from existing EU legislation (as implemented into UK law, through secondary legislation). On January 17, 2022, the UK Medicines and Healthcare products Regulatory Agency (“MHRA”) launched an eight-week consultation on reframing the UK legislation for clinical trials. The consultation closed on March 14, 2022 and aims to streamline clinical trials approvals, enable innovation, enhance clinical trials transparency, enable greater risk proportionality, and promote patient and public involvement in clinical trials. The outcome of the consultation is being closely watched and will determine whether the UK chooses to align with the CTR or diverge from it to maintain regulatory flexibility. A decision by the UK not to closely align its regulations with the new approach that has been adopted in the EU may have an effect on the cost of conducting clinical trials in the UK as opposed to other countries and/or make it harder to seek a marketing authorization in the EU for our product candidates on the basis of clinical trials conducted in the UK.

Additionally, the EU pharmaceutical legislation is currently undergoing a complete review process, in the context of the Pharmaceutical Strategy for Europe initiative, launched by the European Commission in November 2020. The European Commission’s proposal for revision of several legislative instruments related to medicinal products (potentially revising the duration of regulatory exclusivity, eligibility for expedited pathways, etc.) is currently expected in the first quarter of 2023. The proposed revisions, once they are agreed and adopted by the European Parliament and European Council (not expected before the end of 2024) may have a significant impact on the biopharmaceutical industry in the long term. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing authorization that we may have obtained and we may not achieve or sustain profitability. We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. If such actions impose constraints on the FDA’s ability to engage in oversight and implementation activities in the normal course, or if we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are unable to maintain regulatory compliance, we may be subject to enforcement action and our business may be negatively impacted.

In addition, any regulatory approval that we will receive may also contain requirements for potentially costly post-marketing testing, including Phase IV clinical trials, and surveillance to monitor the safety and efficacy of the product candidate. For example, as part of the EMA regulatory approval process, we agreed to provide further data from a post-marketing U.S. Phase III clinical trial of NexoBrid, which serves to address this post-marketing commitment to EMA. Once a product is approved, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submission of safety and other post-marketing information and reports, registration and continued compliance with cGMP and similar foreign requirements and GCP for any clinical trials that we conduct post-approval. Although our manufacturing facility is cGMP-certified, we may face difficulties in obtaining regulatory approval for the manufacturing and quality control process of our pipeline product candidates.

Any delays or failures in obtaining regulatory and marketing authorization for EscharEx in the United States, or for NexoBrid or our pipeline product candidates worldwide, would adversely affect our business, prospects, financial condition and results of operations.

Even though the FDA has approved NexoBrid for eschar removal in adults with deep partial thickness and/or full thickness thermal burns, we will still face extensive and ongoing regulatory requirements and obligations for EscharEx, NexoBrid, and for any product candidates for which we obtain approval.

Any regulatory approvals that we have received for NexoBrid and may receive for NexoBrid, EscharEx or any of our product candidates will require the submission of reports to regulatory authorities and surveillance to monitor the safety and efficacy of the product, may contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, and may include burdensome post-approval study or risk management requirements. For example, the FDA-approved label for NexoBrid includes certain warnings and precautions regarding hypersensitivity reactions, pain management, proteolytic injury to non-target tissue and coagulopathy. The FDA may also require a Risk Evaluation and Mitigation Strategies (REMS) program in order to approve a product candidate, which could entail requirements for a medication guide, physician training and communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools.

In addition, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for NexoBrid are and will remain subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as on-going compliance with cGMPs, and GCPs for any clinical trials that we conduct post-approval. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic, unannounced inspections by the FDA and other regulatory authorities for compliance with cGMP regulations and standards. If we or a regulatory authority discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facilities where the product is manufactured, a regulatory authority may impose restrictions on that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

In addition, later discovery of previously unknown adverse events or other problems with our products, manufacturers or manufacturing processes or failure to comply with regulatory requirements, may yield various results, including:

•  restrictions on manufacturing such products;

•  restrictions on the labeling or marketing of products;

•  restrictions on product manufacturing, distribution or use;

•  requirements to conduct post-marketing studies or clinical trials;

•  warning letters or untitled letters;

•  withdrawal of the products from the market;

•  refusal to approve pending applications or supplements to approved applications that we submit;

•  recall of products;

•  fines, restitution or disgorgement of profits or revenues;

•  suspension or withdrawal of marketing authorizations;

•  refusal to permit the import or export of our products;

•  product seizure; or

•  injunctions or the imposition of civil or criminal penalties.

Further, the policies of the FDA and other regulatory authorities may change, and additional government regulations may be enacted that could impose extensive and ongoing regulatory requirements and obligations on any product candidate for which we obtain marketing authorization. We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad.

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

Separately, in response to the COVID-19 pandemic, the FDA postponed most inspections of domestic and foreign manufacturing facilities at various points. Even though the FDA has since resumed standard inspection operations of domestic facilities where feasible, the FDA has continued to monitor and implement changes to its inspectional activities to ensure the safety of its employees and those of the firms it regulates as it adapts to the evolving COVID-19 pandemic, and any resurgence of the virus or emergence of new variants may lead to further inspectional delays. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent FDA, other regulatory authorities, or notified bodies from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of FDA, other regulatory authorities, or notified bodies to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

NexoBrid, EscharEx or our pipeline product candidates may cause unanticipated and undesirable side effects or have other properties, which are currently unknown to us.

NexoBrid, EscharEx and all of our current pipeline product candidates rely on our patented enzymatic platform technology, although their specific formulations or mode of applications may vary. Like most pharmaceutical products, our approval labels for NexoBrid in the United States, Europe and other international markets list certain side effects. If we or others identify previously unknown problems with NexoBrid, EscharEx or their underlying proteolytic enzymes, including adverse events of unanticipated severity or frequency, problems with our manufacturers or manufacturing processes, or failure to comply with regulatory requirements, the following consequences, among others, may result, including, without limitation:

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

Any of these events could prevent us from achieving or maintaining market acceptance of NexoBrid, and future market acceptance of EscharEx, our pipeline product candidates or future product candidates, which would adversely affect our business, prospects, financial condition and results of operations.

Regulatory approval for NexoBrid, EscharEx and other pipeline product candidates is and may be limited to specific indications and conditions for which clinical safety and efficacy have been demonstrated, and the prescription of off-label uses could adversely affect our business.

The marketing authorization for NexoBrid in the European Union and other international markets is limited to the treatment of deep partial- and full-thickness burns in adults. In the United States, the marketing authorization for NexoBrid is limited to eschar removal in adults with deep partial thickness and/or full thickness thermal burns. Any additional regulatory approval of NexoBrid for severe burns and any regulatory approval we may receive for any of our pipeline product candidates in the future, would be limited to those specific indications for which such pipeline product candidate had been deemed safe and effective by the FDA, EMA, or another regulatory authority Additionally, labeling restrictions in the U.S. and EU limit the manner in which a product may be used. For example, NexoBrid’s label in the U.S. and EU provides that it may only be used in specialized burns centers or by burn specialists and that it is not to be applied to more than 30% and 15% of the patient’s total body surface area, respectively. If physicians prescribe the medication for unapproved, or “off-label,” uses or in a manner that is inconsistent with the manufacturer’s labeling, it could produce results such as reduced efficacy or other adverse effects, and the reputation of our products in the marketplace may suffer. In addition, should any of our future products have a significant price difference and if they are used interchangeably, off-label uses may cause a decline in our revenues or potential revenues. Furthermore, while physicians may choose to prescribe treatments for uses that are not described in the product’s labeling and for uses that differ from those approved by regulatory authorities, we cannot promote the products for any indications other than those that are specifically approved by the European Commission, the FDA or other regulatory authorities. Regulatory authorities restrict communications by companies on the subject of off-label use. If our promotional activities fail to comply with these regulations or guidelines, we may be subject to enforcement actions by those authorities. In the United States, “off-label promotion” by pharmaceutical companies has resulted in significant litigation under the Federal False Claims Act, violations of which may result in substantial civil penalties and fines as well as exclusion from government health care programs. More generally, failure to follow the rules and guidelines of regulatory agencies relating to promotion and advertising, such as that promotional materials not be false or misleading, can result in refusal to approve a product, the suspension or withdrawal of an approved product from the market, product recalls, fines, disgorgement of money, operating restrictions, injunctions or criminal prosecution.

We may rely on the Animal Rule in conducting trials, which could be time consuming and expensive.

To obtain FDA approval for our product candidates, we may obtain clinical data from trials in healthy human subjects that demonstrate adequate safety, and efficacy data from adequate and well-controlled animal studies under regulations issued by the FDA in 2002, often referred to as the “Animal Rule.”  Among other requirements, the animal studies must establish that the drug or biological product is reasonably likely to produce clinical benefits in humans. If we use this approach we may not be able to sufficiently demonstrate this correlation to the satisfaction of the FDA, as these corollaries are difficult to establish and are often unclear.  Because the FDA must agree that data derived from animal studies may be extrapolated to establish safety and effectiveness in humans, seeking approval under the Animal Rule may add significant time, complexity and uncertainty to the testing and approval process. The FDA may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies, refuse to approve our product candidates, or place restrictions on our ability to commercialize the products.  In addition, products approved under the Animal Rule are subject to additional requirements, including post-marketing study requirements, restrictions imposed on marketing or distribution, or requirements to provide information to patients. Further, regulatory authorities in other countries may not have established an “Animal Rule” equivalent, and, consequently, there can be no assurance that we will be able to make a submission for marketing authorization in foreign countries based on such animal data.

Risks Related to Manufacturing

We may not be able to expand our production or processing capabilities or satisfy future demand.

We are currently seeking to expand our manufacturing capabilities in order to increase our capacity to manufacture NexoBrid and future product candidates and satisfy near term demand. We cannot guarantee that we will be able to obtain the requisite approvals, including meeting regulatory and quality requirements, or if we do, that the facility will satisfy additional growing demand. Conversely, there can be no assurance that even if we obtain a new facility, demand for our products will increase proportionately to the increased production capability. Furthermore, we cannot assure that this or similar projects will be implemented in a timely and cost-efficient manner, and that our current production will not be adversely affected by the operational challenges of implementing the expansion project.

If our manufacturing facility in Yavne, Israel was to suffer a serious accident, or if a force majeure event were to materially affect our ability to operate and produce NexoBrid, EscharEx and our pipeline product candidates, all of our manufacturing capacity could be shut down for an extended period.

We currently rely on a single manufacturing facility in Yavne, Israel, and we expect that all of our revenues in the near future will be derived from products manufactured at this facility. If this facility were to suffer an accident or a force majeure event such as war, missile or terrorist attack, earthquake, major fire or explosion, major equipment failure or power failure lasting beyond the capabilities of our backup generators or similar event, our revenues would be materially adversely affected and any of our clinical trials could be materially delayed. In this situation, our manufacturing capacity could be shut down for an extended period, we could experience a loss of raw materials, work in process or finished goods inventory and our ability to operate our business would be harmed. In addition, in any such event, the reconstruction of our manufacturing facility and storage facilities, and obtaining regulatory approval for the new facilities could be time-consuming. During this period, we would be unable to manufacture NexoBrid or our pipeline product candidates. In addition, we currently have limited inventory of NexoBrid that we can supply to our customers if we are unable to further manufacture NexoBrid.

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

The process of manufacturing NexoBrid, EscharEx and our pipeline product candidates is complex, highly regulated and subject to the risk of product loss due to contamination, equipment failure or improper installation or operation of equipment, or vendor or operator error. Even minor deviations from normal manufacturing processes or quality requirements for our products could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered in NexoBrid, EscharEx or our pipeline product candidates or in the manufacturing facilities in which NexoBrid, EscharEx or our pipeline product candidates are or will be made, such manufacturing facilities may need to be closed to investigate and remedy the contamination.

Aside from the significant COVID-19 impact, we may experience any contaminations, major equipment failures, or other similar manufacturing problems of such magnitude, any adverse developments affecting manufacturing operations for NexoBrid, EscharEx or our pipeline product candidates which may result in additional shipment delays, inventory shortages, lot failures, withdrawals or recalls, or other interruptions in the supply of NexoBrid, EscharEx or our pipeline product candidates. We may also have to take inventory write-offs and incur other charges and expenses for our products that fail to meet specifications, undertake costly remediation efforts, or seek costlier manufacturing alternatives.

Our ability to continue manufacturing and distributing our products depends on our continued adherence to cGMP regulations.

The manufacturing processes for our products are governed by detailed cGMP and similar foreign regulations, both for our marketed products in the EU and the U.S. and product candidates in clinical testing in the U.S., EU and Israel. Failure by our manufacturing and quality operations unit to adhere to established regulations or to meet a specification or procedure set forth in cGMP and similar foreign requirements could require that a product or material be rejected and destroyed. Our adherence to cGMP and similar foreign regulations and the effectiveness of our quality control systems are periodically assessed through inspections of our manufacturing facility by regulatory authorities. Such inspections could result in deficiency citations, which would require us to take action to correct those deficiencies to the satisfaction of the applicable regulatory authorities. If critical deficiencies are noted or if we are unable to prevent recurrences, we may have to recall products or suspend operations until appropriate measures can be implemented. Since cGMP and similar foreign regulations reflect ever-evolving standards, we need to regularly update our manufacturing processes and procedures to comply with cGMP and similar foreign regulations. These changes may cause us to incur additional costs and may adversely impact our profitability. For example, more sensitive testing assays (if and when they become available, or due to the discontinuation of the availability of the disposables currently used in production) may be required, or existing procedures or processes may require revalidation, all of which may be costly and time-consuming and could delay or prevent the manufacturing of NexoBrid or launch of a new product.

We depend on a sole supplier to obtain our intermediate drug substance, bromelain SP, which is necessary for the production of our products.

We currently procure bromelain SP, a key substance starting material in the manufacturing of NexoBrid, EscharEx and our pipeline product candidates, from a single supplier, Challenge Bioproducts Corporation Ltd. (“CBC”). CBC’s manufacturing facilities are located in the Republic of China and it uses proprietary methods to manufacture bromelain SP. Our supply agreement with CBC has no fixed expiration date and can be voluntarily terminated by us, with at least six months’ advance written notice, or by CBC, with at least 24 months’ advance written notice.

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

In addition, if CBC experiences any closures and labor shortages as a result of the COVID-19 pandemic or as a result of rising tensions between the People’s Republic of China and Taiwan, we may face difficulty sourcing bromelain SP, which could negatively affect our revenues.

Our sole supplier of intermediate drug substance, bromelain SP, is located in Taiwan, which exposes us to risks that harm our ability to manufacture NexoBrid, EscharEx and our pipeline product candidates and  substantially harm our business.

The manufacturing facilities of CBC, our sole supplier of bromelain SP, a key substance as starting material in the manufacturing of NexoBrid, EscharEx and our pipeline product candidates, are located in Taiwan. We believe one of the most significant risks associated with these facilities being located in Taiwan is the risk that production may be interrupted or limited due to strains on the local infrastructure. In addition, facilities located in Taiwan may be adversely affected by tensions, hostilities or trade disputes involving China, the United States or other countries. There is considerable potential political instability in Taiwan related to its disputes with China. Although we do not do business in North Korea, any future increase in tensions between South Korea and North Korea, such as an outbreak or escalation of military hostilities, or between Taiwan and China could materially adversely affect our operations in Asia or the global economy, which in turn may seriously harm our business.

Risks Related to Commercialization

Our revenue growth depends initially on our ability to commercialize NexoBrid.

We currently have a marketing authorization in the United States, the European Economic Area (“EEA”) (which consists of the 27 EU member states plus Norway, Liechtenstein, Switzerland and Iceland), U.K., Israel, Argentina, Russia, Ukraine, South Korea, Peru, Chile, Taiwan, United Arab Emirates Eurasian countries, Japan and India for a single product, NexoBrid for eschar removal in adults with deep partial thickness and/or full thickness thermal burns, which we refer to as severe burns. We are currently relying, for a significant portion of our revenues from sales of products, on sales of NexoBrid in Europe and in other international markets for the treatment of severe burns We anticipate that, for at least the next several years, our ability to generate revenues and become profitable will depend on the commercial success of NexoBrid in these markets, BARDA’s procurement as well as successful launches in new markets such as the U.S.

The commercialization success of NexoBrid in the U.S. is dependent on the actions of our partner Vericel.

On May 6, 2019, we entered into an exclusive license and supply agreements with Vericel Corporation (”Vericel”) to commercialize NexoBrid in all countries of North America (the “Vericel License Agreement”). In accordance with the Vericel License Agreement, Vericel paid us $17.5 million in cash as an upfront payment at the execution of the Vericel License Agreement and an additional milestone payment of $7.5 million upon the achievement of BLA approval for NexoBrid. Vericel is obligated to pay us up to $125 million, in the aggregate, upon attainment of certain sales milestones. Vericel is also obligated to pay us tiered royalties on net sales of NexoBrid ranging from mid-high single-digit to mid-teen percentages, subject to certain customary reductions, as well as a percentage of gross profits on committed purchases by BARDA and a royalty on additional sales to BARDA. The success of our business depends largely on Vericel's success in commercializing NexoBrid. If Vericel does not succeed in launching and commercializing NexoBrid in the U.S. or does not comply with the terms of our agreement, and as a result a dispute between us and Vericel arises, our ability to generate revenues from NexoBrid will be substantially harmed.

The commercial success of NexoBrid, EscharEx and our pipeline product candidates will depend upon their degree of market acceptance.

NexoBrid, EscharEx and our pipeline product candidates may not gain market acceptance by physicians and their teams, healthcare payors, patients and others in the medical community. Although many physicians in burn centers throughout Europe, the United States and other international markets have used NexoBrid for severe burns as part of our clinical trials or since NexoBrid’s commercial launch in Europe, and other international markets, we cannot guarantee that use of NexoBrid will be accepted in the market. We need to successfully integrate NexoBrid into the overall treatment of burns in burn centers. If NexoBrid, EscharEx and our pipeline product candidates do not achieve an adequate level of acceptance, we may not generate revenue and we may not achieve or sustain profitability. The degree of market acceptance of NexoBrid in U.S., Europe and in other international countries where we receive marketing authorization, and of EscharEx and our pipeline product candidates, will depend on a number of factors, some of which are beyond our control, including:

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

We cannot predict the pricing and reimbursement of NexoBrid, EscharEx or our pipeline product candidates. The regulations that govern marketing authorizations, pricing and reimbursement for new products vary widely from country to country, among regions within some countries and among some hospitals. In some foreign jurisdictions, including the EU, the pricing of prescription pharmaceuticals is subject to governmental control. In other countries, coverage negotiations must occur at the regional or hospital level in order to be included in the hospital formulary. Pricing negotiations with governmental authorities at the regional or hospital level can take considerable time after the receipt of marketing authorization for a product candidate. Additionally, while we are executing a country-specific market access strategy, which includes pricing and/or reimbursement targets for NexoBrid in most of Europe, we cannot guarantee that we will receive favorable hospital, regional or national funding or pricing and reimbursement.

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

Additionally, we cannot be sure that coverage and reimbursement will be available for NexoBrid, EscharEx or any pipeline product candidate that we commercialize in the future, and, if reimbursement is available, whether the level of reimbursement will be adequate. Coverage and reimbursement may affect the demand for, the price of, or the budget allocated for reimbursement for any product for which we obtain marketing authorization. Obtaining coverage and adequate reimbursement for our products may be particularly difficult because of the higher prices often associated with products administered under the supervision of a physician. If coverage and reimbursement are not available or are available only at limited levels, we may not be able to successfully commercialize NexoBrid, EscharEx or any pipeline product candidate that we successfully develop. Eligibility for reimbursement does not guarantee that any product will be paid for in all cases or at a rate that covers our costs. Interim payments for new products, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Payment rates may vary according to the use of the product and the clinical setting in which it is used, may be based on payments allowed for lower cost products that are already reimbursed and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of products from countries where they may be sold at lower prices than in certain other countries, such as the United States. In the United States, third-party payors often rely on the coverage policies and payment limitations imposed by Medicare and other government payors, in setting their own coverage policies and reimbursement rates. Our inability to promptly obtain coverage and profitable payment rates from hospital budget, government-funded and private payors for NexoBrid, EscharEx or any pipeline product candidate could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

Recently enacted and future legislation in the United States may increase the difficulty and cost for us to commercialize NexoBrid and seek marketing authorizations for and, if approved, commercialize EscharEx and our pipeline product candidates in the United States and in foreign jurisdictions and affect the prices at which our products may be sold.

The United States and several other jurisdictions are considering, or have already enacted, a number of legislative and regulatory proposals to change the healthcare system in ways that may affect the ability to sell NexoBrid, EscharEx or any of our pipeline product candidates profitably, if approved. We cannot predict the initiatives that may be adopted in the future. The continuing efforts of hospitals, governments, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may adversely affect:

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

Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Affordable Care Act(the “ACA”) was signed into law and intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms.

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

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. These changes included aggregate reductions to Medicare payments to providers, which went into effect in April 2013 and, due to subsequent legislative amendments, will stay in effect through 2031, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022, unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other healthcare funding, which could negatively impact the market for NexoBrid, EscharEx and our other product candidates, if approved, and, accordingly, our financial operations.

There has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which have resulted in several Congressional inquiries and proposed bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. In March 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. In August 2022, the Inflation Reduction Act of 2022, or IRA, was signed into law.  Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026), with prices that can be negotiated subject to a cap; imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023); and replaces the Part D coverage gap discount program with a new discounting program (beginning in 2025). The IRA permits the Secretary of the Department of Health and Human Services to implement many of these provisions through guidance, as opposed to regulation, for the initial years.  For that and other reasons, it is currently unclear how the IRA will be effectuated, or the impact of the IRA on our business. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

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

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for drugs. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA or comparable regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing authorizations of our product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing authorization, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

In the EU, similar developments may affect our ability to profitably commercialize our product candidates, if approved. In addition to continuing pressure on prices and cost containment measures, legislative developments at the EU or member state level may result in significant additional requirements or obstacles that may increase our operating costs. The delivery of healthcare in the EU, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing authorization of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize our product candidates, if approved. In markets outside of the United States and EU, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.

In December 2021, Regulation No 2021/2282 on Health Technology Assessment (“HTA”) amending Directive 2011/24/EU, was adopted. This regulation which entered into force in January 2022 intends to boost cooperation among EU member states in assessing health technologies, including new medicinal products, and providing the basis for cooperation at the EU level for joint clinical assessments in these areas. The regulation foresees a three-year transitional period and will permit EU member states to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the most potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technology, and making decisions on pricing and reimbursement.

We face competition from the existing standard of care, and we are furthermore subject to the risk that potential changes in medical practice and technology, or the development by our competitors of products, treatments or procedures that are similar, more advanced, safer or more effective than ours, will render our product candidates obsolete.

The medical, biotechnology and pharmaceutical industries are intensely competitive and subject to significant technological and practice changes. We may face competition from many different sources with respect to NexoBrid, EscharEx and our pipeline product candidates or any product candidates that we may seek to develop or commercialize in the future. Possible competitors may be medical practitioners, pharmaceutical and wound care companies, academic and medical institutions, governmental agencies and public and private research institutions, among others. Should any competitor’s product candidates receive regulatory or marketing authorization prior to ours, they may establish a strong market position and be difficult to displace, or may diminish the need for our products.

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

Many of our current or future competitors may have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we may have. Mergers and acquisitions in the pharmaceutical and biotechnology industries or wound care markets may result in even more resources being concentrated among a smaller number of our competitors. For example, Healthpoint Biotherapeutics, which marketed Santyl, was acquired by Smith & Nephew Plc in 2012. Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These companies compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs

Risks Related to Our Financial Position and Need for Additional Capital

 If we fail to manage our growth effectively, our business could be disrupted.

Our future financial performance and ability to successfully commercialize our products and to compete effectively will depend, in part, on our ability to manage any future growth effectively. We have made and expect to continue to make significant investments to enable our future growth through, among other things, new product development, clinical trials for new indications, expansion of our marketing and sales infrastructure and continued exploring for potential business development opportunities. While we believe that our current manufacturing capacity is sufficient to meet the expected near-term commercial demand for NexoBrid, we initiated a facility scale-up in 2022 to meet the growing global demand for NexoBrid. We expect the cost will be approximately $10-12 million. We must also be prepared to expand our workforce and train, motivate and manage additional employees as the need for additional personnel arises. Even following expansion, our facilities, personnel, systems, procedures and controls may not be adequate to support our future operations, or we may expand, but then fail to grow our sales of NexoBrid or our pipeline product candidates sufficiently to support such operational growth. Any failure to manage future growth effectively could have a material adverse effect on our business and results of operations.

We have a history of net losses. We expect to continue to incur substantial and increasing net losses for the foreseeable future, and we may never achieve or maintain profitability.

We have incurred significant net losses, including a net loss of $19.6 million for the year ended December 31, 2022 and $13.6 million for the year ended December 31, 2021. As of December 31, 2022, we had an accumulated deficit of $168.1 million. We expect to incur substantial net losses for the foreseeable future. These losses and negative cash flows have had, and will continue to have, an adverse effect on our shareholder's equity and working capital.

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

•	further scale-up the manufacturing process for NexoBrid;

•	seek regulatory and marketing authorizations for our products and any pipeline product candidate that successfully completes clinical trials;

•	initiate additional preclinical, clinical or other studies for NexoBrid, EscharEx and our pipeline product candidates, and seek to identify and validate new products;

•	commercialize NexoBrid and any pipeline product candidates for which we obtain marketing authorization;

•	acquire rights to other product candidates and technologies;

•	change or add suppliers;

•	maintain, expand and protect our intellectual property portfolio;

•	attract and retain skilled personnel; and

•	experience any delays or encounter issues with any of the above.

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
We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements into 2026. Our estimates may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Further, changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.

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

We have a contract with BARDA, valued at up to $168 million, for the advancement of the development and manufacturing, as well as the procurement, of NexoBrid in the United States (the “First BARDA Contract”). Under the First BARDA Contract, BARDA has agreed to fund $91 million of the development costs of NexoBrid required to obtain marketing authorization in the United States and the emergency readiness for NexoBrid deployment.  Under the First BARDA Contract, BARDA is procuring from us emergency stockpile of NexoBrid valued at $16.5 million as part of the HHS mission to build national preparedness for public health medical emergencies. The First BARDA Contract also includes options for BARDA (i) to further fund $10 million in development activities for other potential NexoBrid indications, and (ii) to further fund $50 million for additional procurement of NexoBrid.  As of December 31, 2022, the Company has received from BARDA approximately $78 million in the aggregate pursuant to the First BARDA Contract, and an additional $16.5 million for procurement of NexoBrid for U.S. emergency preparedness.

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

Because of the numerous risks and uncertainties associated with biopharmaceutical product development and commercialization, we are unable to accurately predict the timing or amount of future expenses or when, or if, we will be able to achieve or maintain profitability. We have financed our operations primarily through the sale of equity securities, licensing agreements and government grants. The size of our future net losses will depend, in part, on the rate of growth or contraction of our expenses and the level and rate of growth, if any, of our revenues. If we are unable to successfully commercialize NexoBrid, EscharEx or one or more of our pipeline product candidates or if revenue from NexoBrid, EscharEx or any pipeline product candidate that receives marketing authorization is insufficient, we will not achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability.

Exchange rate fluctuations between the U.S. dollar and the Israeli shekel, the Euro and other non-U.S. currencies may negatively affect our earnings.

The dollar is our functional and reporting currency. However, a significant portion of our operating expenses are incurred in Israeli shekels and Euros. As a result, we are exposed to the risks that the shekel may appreciate relative to the dollar, or, if the shekel instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the shekel, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the shekel against the dollar. For example, the shekel depreciated relative to the dollar, on average, by 13.2% in 2022 and appreciated relative to the dollar, on average, by 3.3% and 7.0% in 2021 and 2020, respectively. If the dollar or Euro cost of our operations in Israel increases, our dollar- and Euro-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

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

The laws governing our conduct in the United States and in foreign jurisdictions are enforceable by criminal, civil and administrative penalties. In the United States, violations of laws such as the Federal Food, Drug and Cosmetic Act (the “FDCA”), the Public Health Service Act, the Federal False Claims Act, provisions of the U.S. Social Security Act, including the “Anti-Kickback Statute,” or any regulations promulgated under their authority, may result in significant administrative, civil and criminal sanctions, jail sentences, fines or exclusion from federal and state programs, as may be determined by the U.S. Department of Justice, the Office of Inspector General of the U.S. Department of Health and Human Services (the “OIG”), the Centers for Medicare & Medicaid Services, (“CMS“) other regulatory authorities and the courts. There can be no assurance that our activities will not come under the scrutiny of regulators and other government authorities or that our practices will not be found to violate applicable laws, rules and regulations or prompt lawsuits by private citizen “relators” under federal or state false claims laws.

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

Additionally, there has been a recent trend of increased federal and state regulation of payments and transfers of value provided to healthcare professionals and/or entities. The ACA, among other things, imposed annual reporting requirements on certain manufacturers of drugs, devices, biologicals and medical supplies for payments and other transfers of value provided by them, directly or indirectly, to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician practitioners (physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, anesthesiologist assistants, and certified nurse midwives), and teaching hospitals, as well as ownership and investment interests held by physicians and their family members. A manufacturer’s failure to submit timely, accurately and completely the required information for all payments, transfers of value or ownership or investment interests may result in significant civil monetary penalties.

In addition, we are subject to analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the governments or otherwise restrict payments that may be made to healthcare providers. For instance, payments made to physicians in certain EU member states must be publicly disclosed. Moreover, agreements with physicians must often be subject of prior notification and/or approval by the physician’s employer, their competent professional organization, and/or the competent authorities of the individual EU member states, state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws requiring the registration of pharmaceutical sales representatives.

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

In the United States, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 and its implementing regulations, or collectively HIPAA, imposes, among other things, certain standards relating to the privacy, security, transmission and breach reporting of individually identifiable health information. While we do not believe that we are currently acting as a covered entity or business associate under HIPAA and thus are not directly regulated under HIPAA,  any person may be prosecuted under HIPAA’s criminal provisions either directly or under aiding-and-abetting or conspiracy principles. Consequently, depending on the facts and circumstances, we could face substantial criminal penalties if we knowingly receive individually identifiable health information from a HIPAA-covered healthcare provider or research institution that has not satisfied HIPAA’s requirements for disclosure of individually identifiable health information. Certain states have also adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our customers and strategic partners. For example, the California Consumer Privacy Act (“CCPA”), which went into effect on January 1, 2020, among other things, creates new data privacy obligations for covered companies and provides individual privacy rights to California residents, including the right to opt out of certain disclosures of their information. The CCPA also creates a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach. Although the law includes limited exceptions, including for “protected health information” maintained by a covered entity or business associate, it may regulate or impact our processing of personal information depending on the context. Further, the California Privacy Rights Act (“CPRA”) recently passed in California. The CPRA will impose additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. Similar laws have passed in Virginia, Connecticut, Utah and Colorado, and have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging. In the event that we are subject to or affected by HIPAA, the CCPA, the CPRA or other domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition.

We are subject to data privacy and security laws in the EU as well as the EEA, including Regulation 2016/679, or the General Data Protection Regulation (“GDPR”) with respect to our collection, control, processing, sharing, disclosure and other use of personal data located in the EEA. The GDPR went into effect in May 2018, and companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States; in July 2020, the Court of Justice of the EU (“CJEU”) limited how organizations could lawfully transfer personal data from the EEA to the United States by invalidating the Privacy Shield for purposes of international transfers and imposing further restrictions on the use of standard contractual clauses (“SCCs”). In March 2022, the US and EU announced a new regulatory regime intended to replace the invalidated regulations; however, this new EU-US Data Privacy Framework has not been implemented beyond an executive order signed by President Biden on October 7, 2022 on Enhancing Safeguards for United States Signals Intelligence Activities. The European Commission issued revised SCCs on June 4, 2021 to account for the decision of the CJEU and recommendations made by the European Data Protection Board. The revised SCCs must be used for relevant new data transfers from September 27, 2021; existing standard contractual clauses arrangements must be migrated to the revised clauses by December 27, 2022. The new SCCs apply only to the transfer of personal data outside of the EEA and not the United Kingdom. The UK’s Information Commissioner’s Office has published new data transfer standard contracts for transfers from the UK under the UK GDPR. This new documentation will be mandatory for relevant data transfers from September 21, 2022; existing standard contractual clauses arrangements must be migrated to the new documentation by March 21, 2024; the United Kingdom’s Information Commissioner’s Office launched a public consultation on its draft revised data transfers mechanisms in August 2021.  There is some uncertainty around whether the revised clauses can be used for all types of data transfers, particularly whether they can be relied on for data transfers to non-EEA entities subject to the GDPR. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the SCCs cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

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

Our business and operations may suffer in the event of information technology system failures, cyberattacks or deficiencies in our cybersecurity.

We collect and maintain information in digital form that is necessary to conduct our business, and we are increasingly dependent on information technology systems and infrastructure to operate our business. In the ordinary course of our business, we collect, store and transmit large amounts of confidential information, including intellectual property, proprietary business information and personal information of customers and our employees and contractors. It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. We have implemented physical and electronic security measures to protect our proprietary information, maintain standard operation procedures and conduct business continuity and disaster recovery simulations, penetration testing and train our employees. However, we cannot provide assurance that our data protection and security measures will not be breached or will provide adequate protection for our property.

Our information technology systems and those of our third-party service providers, strategic partners and other contractors or consultants are vulnerable to attack and damage or interruption from computer viruses and malware (e.g. ransomware), malicious code, natural disasters, terrorism, war, telecommunication and electrical failures, hacking, cyberattacks, phishing attacks and other social engineering schemes, employee theft or misuse, human error, fraud, denial or degradation of service attacks, sophisticated nation-state and nation-state-supported actors or unauthorized access or use by persons inside our organization, or persons with access to systems inside our organization. We have also outsourced elements of our information technology infrastructure, and as a result a number of third-party vendors may or could have access to our confidential information.

There is a risk that third parties may obtain and improperly utilize our proprietary information to our competitive disadvantage. Attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. We may also face increased cybersecurity risks due to our reliance on internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. Even if identified, we may be unable to adequately investigate or remediate incidents or breaches due to attackers increasingly using tools and techniques that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence.  We may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to enforce our intellectual property rights.

We and certain of our service providers are from time to time subject to cyberattacks and security incidents. While we do not believe that we have experienced any significant system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations, whether due to a loss, corruption or unauthorized disclosure of our trade secrets, personal information or other proprietary or sensitive information or other similar disruptions. It could also expose us to risks, including an inability to provide our services and fulfill contractual demands, and could cause management distraction and the obligation to devote significant financial and other resources to mitigate such problems. If a security breach or other incident were to result in the unauthorized access to or unauthorized use, disclosure, release or other processing of personal information, it may be necessary to notify individuals, governmental authorities, supervisory bodies, the media and other parties pursuant to privacy and security laws. Any security compromise affecting us, our service providers, strategic partners, other contractors, consultants, or our industry, whether real or perceived, could harm our reputation, erode confidence in the effectiveness of our security measures and lead to regulatory scrutiny. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or systems, or inappropriate disclosure of confidential or proprietary or personal information, we could incur liability, including litigation exposure, penalties and fines, we could become the subject of regulatory action or investigation, our competitive position could be harmed and the further development and commercialization of our products and services could be delayed.

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

The enactment of legislation implementing changes in tax legislation or policies in different geographic jurisdictions could materially impact our business, financial condition and results of operations.

We conduct business globally and file income tax returns in multiple jurisdictions. Our consolidated effective income tax rate could be materially adversely affected by several factors, including: changing tax laws, regulations and treaties, or the interpretation thereof (such as the Inflation Reduction Act of 2022 signed into law in the United States on August 16, 2022 which, among other changes, introduced a 15% corporate minimum tax on certain corporations and a 1% excise tax on certain stock repurchases by United States corporations, which the U.S. Treasury indicated may also apply to certain stock redemptions by a foreign corporation funded by certain United States affiliates); tax policy initiatives and reforms under consideration (such as those related to the Organization for Economic Co-Operation and Development’s (“OECD”) Base Erosion and Profit Shifting, or BEPS, project, the European Commission’s state aid investigations and other initiatives); the practices of tax authorities in jurisdictions in which we operate; the resolution of issues arising from tax audits or examinations and any related interest or penalties. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends, royalties and interest paid.

We are unable to predict what tax reforms may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices in jurisdictions in which we operate, could increase the estimated tax liability that we have expensed to date and paid or accrued on our consolidated financial statements, and otherwise affect our future results of operations, cash flows in a particular period and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders and increase the complexity, burden and cost of tax compliance.

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

As of December 31, 2022, we had been granted a total of 85 patents and have 11 pending patent applications. The family of patents that covers NexoBrid specifically includes 35 granted patents worldwide. EscharEx is covered in 13 patents and 6 national phase applications. However, there can be no assurance that patent applications relating to our products, processes or technologies will result in patents being issued, that any patents that have been issued will be adequate to protect our intellectual property or that we will enjoy patent protection for any significant period of time. Additionally, any issued patents may be challenged by third parties, and patents that we hold may be found by a judicial authority to be invalid or unenforceable. Other parties may independently develop similar or competing technology or design around any patents that may be issued to or held by us. Our current patents will expire or they may otherwise cease to provide meaningful competitive advantage, and we may be unable to adequately develop new technologies and obtain future patent protection to preserve our competitive advantage or avoid adverse effects on our business.

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

Effective protection of our intellectual property rights may be unavailable or limited in some countries, and even if available, we may fail to pursue or obtain necessary intellectual property protection in such countries, because filing, prosecuting, maintaining and defending patents on product candidates in all countries throughout the world would be prohibitively expensive. In addition, the legal systems of certain countries do not favor the aggressive enforcement of patents and other intellectual property rights, and the laws of certain foreign countries do not protect our rights to the same extent as the laws of the United States. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products, and we may be unable to prevent such competitors from importing such infringing products into territories where we have patent protection but where enforcement is not as strong as in the United States or into jurisdictions in which we do not have patent protection. These products may compete with our product candidates and our patents and other intellectual property rights may not be effective or sufficient to prevent them from competing in those jurisdictions.

Our currently issued NexoBrid patents are nominally due to expire at various dates between 2025 and 2029. However, because of the extensive time required for development, testing and regulatory review of a potential product, and although such delays may entitle us to patent term extensions, it is possible that, before NexoBrid can be commercialized in additional international jurisdictions and/or before any of our future products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantages of the patent. The international PCT patent applications relating to EscharEx were filed on January 30, 2017. National phase applications corresponding to these PCT applications were filed in several jurisdictions and the expiration date of the 13 patents that issued and those that will be issued is January 30, 2037, absent patent-term adjustment and/or extensions. Our pending and future patent applications may not lead to the issuance of patents or, if issued, the patents may not provide us with any competitive advantage. We also cannot guarantee that:

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

Our ordinary shares were first offered publicly in our IPO in March 2014 at a price of $98.00 per share, and our ordinary shares have subsequently traded as high as $127.12 per share and as low as $8.47 per share through December 31, 2022. The market price of our ordinary shares on the Nasdaq Global Market may fluctuate as a result of a number of factors, some of which are beyond our control, including, but not limited to:

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

We have made significant offerings of our ordinary shares in the past and may do so again in the future.  For example, on April 23, 2019, the SEC declared effective our shelf registration statement on Form F-3, which registered the resale of 1,605,732 shares that are subject to registration rights. All shares sold pursuant to an offering covered by that registration statement (or a subsequent shelf registration that we may file to replace it after it expires) will be freely transferable. See “ITEM 7.B. Related Party Transactions—Registration Rights Agreement.” In February 2020, we entered into an Open Market Sales Agreement with Jefferies LLC to issue and sell our ordinary shares with gross sales proceeds of up to $15 million, from time to time, through an at the market offering under which Jefferies LLC will act as our sales agent. As of the date hereof, we have not issued or sold any ordinary shares pursuant to the Open Market Sales Agreement. Sales by us or our shareholders of a substantial number of ordinary shares in the public market could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

In addition, as of March 15, 2023, 938,518 ordinary shares were subject to outstanding option and RSU awards granted to employees and office holders under our share incentive plans, including 367,967 ordinary shares issuable under currently exercisable share options and RSUs. On April 28, 2014, we filed a registration statement on Form S-8 registering the issuance of up to 433,249 ordinary shares issuable under our share incentive plans, which amount included 137,296 ordinary shares issuable upon the exercise of option awards previously granted under our 2003 Israeli Share Option Plan and 211,721 ordinary shares issuable under our 2014 Equity Incentive Plan. On January 1, 2016, 2018, 2019, 2020, 2021 and 2022, the shares available for issuance under our 2014 Equity Incentive Plan automatically increased by 61,573, 77,280, 77,654, 77,723, 77,820 and 357,143 shares, respectively. As of March 15, 2023, 6,523 shares remained available for future issuance under our share incentive plans. Shares included in such registration statement may be freely sold in the public market upon issuance, except for shares held by affiliates who have certain restrictions on their ability to sell.

As a foreign private issuer, we are permitted to, and actually do, follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements.

As a foreign private issuer, we are permitted to, and do, follow certain home country corporate governance practices instead of those otherwise required under the Nasdaq Stock Market listing rules for domestic U.S. issuers. For instance, we follow home country practice in Israel with regard to the (i) quorum requirement for shareholder meetings (ii) independence requirement for the board of directors and (iii) shareholder approval for certain transactions other than a public offering involving issuances of a 20% or more interest in the company. See “ITEM 16G. Corporate Governance.” We may in the future elect to follow home country practices in Israel with regard to other matters as well, such as the formation and composition of the nominating and corporate governance committee, separate executive sessions of independent directors and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, and certain acquisitions of the stock or assets of another company). Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Global Market may provide less protection to you than what is accorded to investors under the Nasdaq Stock Market listing rules applicable to domestic U.S. issuers. See “ITEM 16G. Corporate Governance.”

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Based on our current estimates of our gross income and gross assets and the nature of our business, we do not believe we were classified as a PFIC for the taxable year ended December 31, 2022. There can be no assurance that we will not be considered a PFIC for the current or any future taxable year. PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. Furthermore, the value of our gross assets is likely to be determined in large part by reference to our market capitalization. As such, a decline in the value of our ordinary shares or an increase in the value of our passive assets (including cash and short term investments), for example, may result in our becoming a PFIC. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gain, the loss of the preferential rate that may be applicable to dividends received on our ordinary shares by individuals who are U.S. Holders (as defined in “ITEM 10.E. Taxation—United States Federal Income Taxation”), and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. However, we do not intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we are classified as a PFIC. See “ITEM 10.E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”

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

Our headquarters, manufacturing and research and development facilities are located in Yavne, Israel. In addition, the majority of our key employees, officers and directors are residents of Israel. In recent years, there has been political instability in Israel, including four national elections within the last two-plus years. Over the past decade, there have been multiple hostilities between Israel and Hamas (an Islamist militia and political group in the Gaza strip) and in the summer of 2006, there was an armed conflict between Israel and Hezbollah (an Islamist militia and political group in Lebanon). Even during times without formal conflict, Hamas and other terrorist groups in the Gaza strip have shot rockets into southern Israel, which have sometimes damaged civilian and commercial property.

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

The Israeli government is currently pursuing extensive changes to Israel’s judicial system. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets, and other changes in macroeconomic conditions. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

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

As of December 31, 2022, we had 73 employees based in Israel, certain of whom may be called upon to perform up to 54 days (and in the case of non-officer commanders or officers, up to 70 or 84 days, respectively) of military reserve duty in each three-year period until they reach the age of 40 (and in some cases, depending on their specific military profession, up to 45 or even 49 years of age). In certain emergency circumstances, these employees may be called to immediate and unlimited active duty. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and results of operations.

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

Our research and development efforts have been financed in part through grants from the Israeli Innovation Authority (“IIA”), formerly operating as the Israeli Office of the Chief Scientist (the “OCS”). The total gross amount of grants actually received by us from the IIA, including accrued LIBOR interest (or such other interest rate that the IIA may set in the future) and net of royalties actually paid as of December 31, 2022, totaled approximately $13.6 million and the amortized cost (using the interest method) of the liability as of that date totaled approximately $7.6 million. As of December 31, 2022, we had accrued and paid net royalties to the IIA in an amount of $1.6 million. As of December 31, 2018 we determined that we will no longer be supported by the IIA. As a result, we did not submit applications for IIA grants in 2020, 2021 or 2022 and we do not plan to submit in 2023.

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

We are a biopharmaceutical company that develops, manufactures, and commercializes novel, cost effective, bio‑therapeutic, non-surgical solutions for tissue repair and regeneration. Our strategy leverages our breakthrough enzymatic technology platform into a diversified portfolio of biotherapeutics across multiple indications to pioneer solutions for unmet medical needs. Our current portfolio is focused on next-generation enzymatic therapies for burn care, wound care and tissue repair.

NexoBrid® is our commercial orphan biological product for early non-surgical eschar removal of deep-partial and full-thickness thermal burns. It is a bromelain-based biological product containing a sterile mixture of proteolytic enzymes that selectively removes burn eschar within four hours without harming surrounding viable tissue. NexoBrid is currently marketed in the EU, Japan, India, as well as in other international markets, and recently received FDA authorization for marketing in the U.S.

EscharEx®, our next-generation enzymatic therapy under development for the debridement of chronic and hard-to-heal wounds, is based on the same active pharmaceutical ingredient (“API”) as NexoBrid. Results from Phase II studies showed that EscharEx is significantly more effective and faster than standard of care (“SOC”) or placebo control in debridement of Venous Leg Ulcers (“VLUs”) and Diabetic Foot Ulcers (“DFUs”), with a good safety and tolerability profile. EscharEx’s mechanism of action is believed to be mediated by the proteolytic enzymes that cleave and remove the necrotic tissue and prepare the wound bed for healing.

Our third innovative product candidate, MW005, is a topical biological drug under development for the treatment of low-risk Basal Cell Carcinoma (“BCC”). In a Phase I/II open-label, multicenter, randomized clinical trial conducted in the U.S., MW005 was shown to be safe, well-tolerated, and an effective treatment for BCC with patients demonstrating complete clinical and histological clearance of target lesions.

We manufacture NexoBrid and our product candidates in our cGMP certified sterile manufacturing facility at our headquarters in Yavne, Israel.

Key Recent Developments

NexoBrid

Our FDA authorization of NexoBrid for treatment of severe burns was received in December 2022. Our Biologics License Application (“BLA”) submission leading to FDA authorization, which we originally submitted in September 2020 and re-submitted in August 2022 following its initial review, was covered by a comprehensive battery of pre-clinical studies and 8 clinical studies, including the pivotal Phase III U.S. clinical study (DETECT), which evaluated the efficacy and safety of NexoBrid in adult patients with deep-partial and full-thickness thermal burns of 3%-30% of total body surface area (TBSA). The BLA approval triggered a $7.5 million milestone payment from our commercial partner in the U.S., Vericel Corporation.

In December 2022, NexoBrid received marketing authorization in Japan and India. Kaken Pharmaceutical, a leading pharmaceutical company in Japan, has the exclusive rights to market and distribute NexoBrid in Japan. Bharat Serums and Vaccines Limited (BSV), a leading biopharmaceutical company in India, has the exclusive rights to market and distribute NexoBrid in India.

In September, 2022, we announced that EMA has validated for review our Type II Variation submitted by us to expand the currently approved indication for NexoBrid (removal of eschar in adults with deep partial-and full-thickness thermal burn wounds) into the pediatric population. We expect a decision from the European Commission by mid-year 2023.

EscharEx

In July 2022, we announced positive results from our U.S. Phase II Pharmacology Study of EscharEx for Debridement of lower leg ulcers (VLUs and DFUs). The study was designed to evaluate the clinical performance, safety, and pharmacology effect of EscharEx in the debridement of lower leg ulcers in up to fifteen patients. The study evaluated the safety and efficacy of debridement as measured by incidence of, and time to complete debridement. In addition, the study evaluated the pharmacological effects of EscharEx as measured by the changes from baseline to end of the treatment period in (1) wound biofilm presence in wound biopsies, (2) bacterial burden measured by MolecuLight® fluorescence images, and (3) biomarkers of wound healing and inflammation in wound fluid. 70% of patients achieved complete debridement during the course of treatment within up to 8 applications. On average, complete debridement was achieved after 3.9 applications of EscharEx. Additionally, an average reduction of 35% in wound size was achieved by the end of the 2-week follow-up period. In all patients that were positive for biofilm at baseline, the biofilm was reduced substantially to single individual microorganisms or completely removed by the end of treatment. Seven patients had positive red fluorescence (indicative of bacteria) at baseline and average red fluorescence was reduced from 1.69 cm2 pre-treatment to 0.60 cm2 post treatment. Biomarker analysis from wound fluid is on-going and safety data showed that EscharEx is safe and well-tolerated.

In May 2022, we announced positive results from our U.S. Phase II clinical study of EscharEx for the debridement of VLUs. The study met its primary endpoint with a high degree of statistical significance and demonstrated that patients treated with EscharEx had a statistically significant higher incidence of complete debridement during the 14-day measurement period within up to 8 applications, compared to gel vehicle (EscharEx:  63% (29/46) vs. gel vehicle: 30% (13/43), p-value=0.004). EscharEx efficacy superiority remained statistically significant after adjusting for pre-specified covariates ascribed to patient baseline characteristics, wound size, wound age and regions. The study also met key secondary and exploratory endpoints. In addition, the study showed that EscharEx was safe and well tolerated, and the overall safety was comparable between the arms as assessed by the data safety monitoring board. Importantly, there were no observed deleterious effects on wound closure and no material differences in reported adverse events. We are having discussions with the FDA regarding the EscharEx pivotal Phase III study design, which is expected to be initiated in the second half of 2023.

In July 2022 we presented a market research conducted by Oliver Wyman, describing the market potential of EscharEx, Based on this market research, EscharEx Targeted Addressable Market (“TAM”) for VLUs and DFUs is estimated at approximately $2 billion in the U.S. In addition, this market research and physician feedback suggests potential market share for EscharEx at approximately 30%.

MW005

In December 2022, we announced positive results in U.S. Phase I/II study of MW005 for the treatment of basal cell carcinoma. The data showed MW005 to be safe and well-tolerated, with patients achieving complete clinical and histological clearance of their target lesions. Based on these positive results, we plan to continue enrolling patients in our Phase I/II study, thereby optimizing its dosing regimen and application technique. We anticipate announcing the final results in the third quarter of 2023.

Our Focus:

Burn Care

NexoBrid, a concentrate of proteolytic enzymes enriched in bromelain, is an easy to use, topically-applied product that removes eschar in four hours without harming the surrounding healthy tissues. Eschar removal is a critical first step in the successful healing of severe burns. Under existing SOC, burn eschar may be removed either by employing certain existing topical agents that have been found to be minimally effective or that take a significantly longer period of time to work, or by resorting to non-selective surgery, which is traumatic and may result in loss of blood and viable tissue. NexoBrid’s rapid and selective debridement alleviates the known risks associated with eschar, such as infection, eventual sepsis, wound deterioration and consequential scarring, and it allows physicians to reach an informed decision on further treatment at an earlier stage by direct visual assessment of the actual burn depth. Furthermore, NexoBrid minimizes the burden associated with invasive surgical procedures, reduces the need for skin grafting and sacrifice of healthy tissue from donor sites on a patient’s body and generally results in a more favorable overall long-term patient outcome. NexoBrid has been investigated in hundreds of patients across more than 22 countries and four continents in nine completed Phase II, Phase III and post-marketing clinical studies. Over 12,000 burn patients have been treated with NexoBrid in the market since 2013 and the safety and efficacy data reported from post marketing data sources are consistent with the data available from clinical trials and no new safety signals have been observed.

There have been hundreds of presentations and several award winning abstracts of NexoBrid in international and national scientific conferences, as well as about 120 peer-reviewed papers, resulting in support of burn specialists and key opinion leaders. Awareness of NexoBrid continues to grow through our marketing efforts in countries where NexoBrid is approved.

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

•	The depth of the burn, referred to in terms of “degree” is generally classified into four categories:
○	Superficial or first-degree burns. Such burns do not penetrate the basal membrane and usually heal naturally.
○
Dermal/partial thickness or second-degree burns. Such burns are characterized by varying amounts of damaged dermis and can be further subdivided into superficial and deep partial-thickness burns. Superficial partial-thickness burns may heal spontaneously after removal of the covering thin eschar. Conversely, deep partial-thickness burns are often difficult for physicians to accurately diagnose before eschar removal and may progress and transform into full-thickness burns if not debrided in a timely manner, depending on the magnitude of latent tissue death of the surrounding skin.

○
Full thickness or third-degree burns. Such burns are characterized by death of the entire dermal tissue down to the subcutaneous fat and must be debrided and treated by autografting, which is the process of harvesting skin from healthy donor sites on a patient’s body and transplanting it on the post-debridement, clean wound bed.

○
Fourth-degree burns. Such burns, which are rare, extend beyond the subcutaneous fat tissue into the underlying structures, such as muscle or bone, and also require debridement and further substantial treatment.

•
Other factors include the age of the victim, the body part where the burn occurred and any co-morbidities of the patient. For example, some patients may require hospitalization regardless of the TBSA or degree of the burn, such as children, the elderly or victims with burns to the extremities, joints or head/neck area or with co-morbidities such as smoke inhalation, diabetes or obesity.

When patients are hospitalized for a severe burn, the first step in the treatment after patient stabilization and resuscitation is usually eschar removal. The eschar is the burned tissue in the wound, which is deprived of blood and isolated from all natural systemic defense mechanisms. Eschar removal is an essential first step in the treatment of patients with severe burns, allowing for:

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

As demonstrated in our clinical trials, NexoBrid combines the advantages of surgical and non-surgical debridement modalities by providing rapid and effective eschar removal while not harming viable tissue. This allows for earlier direct visual assessment of the burn wound in order to formulate proper treatment.

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

In addition to our current marketing of NexoBrid in Europe and the United States, we have signed local distribution agreements for distribution of NexoBrid in Europe, Latin America, Asia-Pacific countries, members of the Commonwealth of Independent States (“CIS”) and the Middle East and we plan to target additional markets in these territories by leveraging our approved registration file for additional regional marketing authorizations.

In addition to the market opportunities for NexoBrid discussed above, we believe that NexoBrid has the potential to play a critical role in the event of a burn mass casualty incident (“BMCI”), which is generally defined as any incident in which emergency medical services resources, such as personnel and equipment, are overwhelmed by the number and severity of casualties. A variety of public emergencies may give rise to a BMCI, such as terrorist attacks, natural disasters, fires and explosions. One example of a BMCI is a mass burn casualty disaster, which is defined by the American Burn Association as a catastrophic event in which the number of burn victims exceeds the capacity of the local burn center to provide optimal care. If a significant number of burn victims arrive at a burn center following an event, some victims may go untreated until the bottleneck is resolved. The use of non-surgical means that are capable of providing rapid eschar removal without harming healthy tissue, particularly during public health emergencies, could potentially reduce the time, labor and resource burdens associated with the current standard-of-care, thereby enabling the treatment of more patients. In the event of a mass burn casualty disaster, healthcare professionals can use NexoBrid to begin treatment at the patient’s bedside without the need for a surgical team and facilities. NexoBrid has demonstrated in clinical studies, with statistical significance, its ability to non-surgically and rapidly remove eschar in a single four-hour application. Once the acute treatment has been completed, the wound can be covered with available means and further managed once the BMCI is under control and the bottlenecks resolved. NexoBrid has been recognized by BARDA as a medical countermeasure for treatment of burns in the event of a BMCI.

BARDA Contracts

In September 2015, we were awarded the first BARDA Contract for treatment of thermal burn injuries, representing a total value of up to $112 million. Between 2017 and 2020, BARDA expanded its commitment by an aggregate supplemental amount of $47 million. In February 2022 BARDA expanded its awarded contract by providing supplemental funding of $9 million to support the NexoBrid BLA resubmission to the FDA and the continuous expanded access program (collectively the "First BARDA Contract").

The First BARDA Contract is our primary contract with BARDA and relates to the advancement of the development and manufacturing, as well as the procurement of NexoBrid as a medical countermeasure as part of U.S. preparedness for mass casualty events.

Under the First BARDA Contract, BARDA provided technical assistance and a total of up to $91 million in funding for NexoBrid development activities required to achieve U.S. marketing authorization from the FDA. These activities include the NexoBrid Phase III (DETECT) study and subsequent requirements for BLA submission, the ongoing Phase III pediatric (CIDS) study and the NexoBrid expanded access treatment protocol (NEXT). In January 2020, BARDA committed an additional $16.5 million to procure NexoBrid as part of the HHS mission to build national preparedness for public health medical emergencies.  The contract further includes a $10 million option to fund the development of other potential NexoBrid indications and an option to procure additional NexoBrid valued at up to $50 million.

In September 2018, we were awarded an additional, separated BARDA contract (the “Second BARDA Contract”), which is an additional, separate contract to develop NexoBrid for the treatment of Sulfur Mustard injuries as part of BARDA’s preparedness for mass casualty events. The Second BARDA Contract provides approximately $12 million of funding to support research and development activities up to pivotal studies in animals under the U.S. FDA Animal Rule, and contains options for BARDA to provide additional funding of up to $29 million for additional development activities, animal pivotal studies, and the BLA submission for licensure of NexoBrid for the treatment of sulfur mustard injuries.

As of December 31, 2022, the Company has received approximately $82 million in aggregate of funding, from BARDA under the two contracts, and an additional $16.5 million for procurement of NexoBrid for U.S. emergency preparedness.

Each BARDA contract may be terminated by BARDA at any time at BARDA’s discretion.

NexoBrid Clinical History

NexoBrid, our innovative biopharmaceutical product, has received marketing authorizations from the U.S., European Commission and the Israeli, Argentinean, South Korean, Russian, Peruvian, Chilean, Taiwanese, Ukrainian,  other Eurasian states, United Arab Emirates, Japanese and Indian Ministries of Health for the removal of eschar in adults with deep partial- and full-thickness thermal burns. The active ingredient of NexoBrid is a concentrate of proteolytic enzymes enriched in bromelain extracted from pineapple stems. Proteolysis is a breakdown of proteins into smaller building blocks, polypeptides or amino acids. Our research and development strategy is centered around our validated proteolytic enzyme platform technology, focused on next-generation bio-active therapies for burn and wound care and biological medicinal products for tissue repair. For each indication, our research and development team further develops and optimizes our enzymatic platform technology, creating unique and differentiated products meeting separate needs based on the specific indication, which is the basis for NexoBrid, EscharEx and all other pipeline product candidates. One vial of NexoBrid containing 2 grams of concentrate of proteolytic enzymes enriched in bromelain is sufficient for treating a burn wound area of 1% total body surface area (“TBSA”).

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

NexoBrid has been investigated in hundreds of patients across 22 countries and four continents in nine completed Phase II and Phase III and post-marketing clinical studies. While we are marketing our product for the removal of eschar in burn wounds under the name “NexoBrid,” in clinical trials the product has been referred to as “Debridase” and “Debrase.”

The following table sets forth information regarding the completed clinical trials of NexoBrid:

	Trial 1	Trial 2	Trial 3	Trial 4	Trial 5	Trial 6	Trial 7	Trial 8	Trial 9
Study Type	Retrospective Phase II Investigator initiated	Dose range Phase II	Prospective Phase II IND/FDA	Phase II IND/FDA	Phase III EMA	Phase IIIb EMA	Phase II EMA	Post approval safety study EMA	Phase III IND/FDA
Design	Data collected from files of patients treated with NexoBrid	Parallel, controlled, observer- blind, randomized, single-center	Parallel, controlled, observer- blind, three-arm, randomized, multi-center	Parallel, controlled, open label, three-arm, randomized, single-center	Parallel, controlled, open label, two-arm, randomized, multi-center	Parallel, controlled, blinded, two-arm, multi-center	Open label, single-arm, multi-center	Observational retrospective data collection	Parallel, controlled, open label, three-arm, randomized, multi-center
Main Objectives	Safety and efficacy	Comparison of efficacy and safety	Safety and efficacy	Safety	Safety Efficacy	Long-term scar assessment Quality of life	Safety and pharmacokinetics Efficacy	Effectiveness of the risk minimization activities	Safety Efficacy
Wound Types	Deep partial/full thickness thermal burns	Deep partial /full thickness thermal burns	Deep partial /full thickness thermal burns	Deep partial /full thickness thermal burns	Deep partial/ full thickness thermal burns	Scar formation	Deep partial/full thickness thermal burns	Burns which were treated with NexoBrid in the market	Deep partial/ full thickness thermal burns
Number of Patients	154	20	140	30	182	89	36	160	175
Study Length	1985-2000	2002-2005	2003-2004	2006-2007	2006-2009	2011	2009-2015	2017-2019	2015-2020
Location	Israel	Israel	International	United States	International	International	International	Europe	International

Ongoing clinical trials

Pediatric investigational plan – CIDS study

The CIDS study is a Phase III, multicenter, multinational, randomized, controlled, open-label study in children with thermal burns. The study objectives are to evaluate the efficacy and safety of treatment with NexoBrid compared with SOC in hospitalized children with severe thermal burns of 1% to 30% TBSA. We expanded this study also to United States burn centers, following approval of the study protocol by the FDA.  The study is underway in accordance with a study design endorsed by the FDA and the EMA as part of the agreed Pediatric Investigational Plan (“PIP”) to support extension of the indication to pediatric patients. The CIDS study includes pediatric patients of all ages, from newborn to eighteen years of age, offering NexoBrid to this important and sensitive group of patients. The primary endpoints evaluate early eschar removal, surgical burden, and cosmesis and function with a 12-month follow-up. Secondary endpoints included reduction in the need for surgical excision for eschar removal (surgical need), blood loss, reduction of the need for autograft in DPT wounds and non-inferiority in cosmesis and function at twenty-four months follow-up from wound closure. Additional extended long term cosmesis and function assessment at more than 30 months from wound closure was added to the protocol. Non-inferiority of the time to complete wound closure and other standard safety measurements were also compared with the SOC control arm.

The study was expanded to include burn centers in the United States following agreement with the FDA, under the same protocol with alignment to the U.S. Phase III study (DETECT) protocol for the adult population. The non-inferiority of cosmesis and function at twelve months and twenty-four months from wound closure were defined as safety measurements. In addition, reduction in surgical need was measured only by reduction in incidence of surgical excision for eschar removal.

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

Expanded access treatment protocol (“NEXT”)

The NEXT protocol, which we initiated in October 2019, is an open-label, single-arm treatment protocol which allows for the treatment of up to 250 burn patients with deep partial- and full-thickness thermal burns up to 30% TBSA. In September 2020, the FDA agreed to allow the NEXT protocol to be expanded to include pediatric as well as adult burn patients. The NEXT protocol is being funded by BARDA. See “—BARDA Contracts” above. NEXT has been designed to be consistent with current real-life burn treatment practices in the U.S. and up to 30 U.S. burn centers are anticipated to participate. We received FDA concurrence that patients can be treated under the NEXT protocol in a burn MCI that is not a declared national emergency. We have provided documents for consideration by the FDA supporting the use of NexoBrid in a declared national medical emergency contingent upon the FDA issuance of an Emergency Use Authorization (“EUA”). The EUA is a mechanism by which the FDA can allow an unapproved medical product that qualifies as a mass casualty medical countermeasure to be used in a public health emergency.

Wound Care

Our second innovative product candidate, EscharEx, is a bio-active therapeutic product under development for debridement of chronic and other hard-to-heal wounds. EscharEx is complementary to the large number of existing advanced wound healing therapies, which require a clean wound bed in order to heal the wound. EscharEx API is a concentrate of proteolytic enzymes enriched in bromelain and as such, benefits from the wealth of existing development data on NexoBrid. The mechanism of action of EscharEx is mediated by the proteolytic enzymes that cleaves and removes the necrotic tissue and prepares the wound bed for healing. Results from several Phase II studies showed that EscharEx is significantly more effective and faster than SOC or placebo control in debridement of VLUs and DFUs, with a good safety and tolerability profile.

 Chronic and Other Hard-to-Heal Wounds

The chronic and other hard-to-heal wound market consists of a broader addressable population of more than 14 million patients in Europe and the United States alone suffering from chronic wounds such as VLUs, DFUs, pressure ulcers and additional patients suffering from surgical/traumatic hard-to-heal wounds. Chronic and other hard-to-heal wounds represent a $25 billion burden to the U.S. healthcare system. Chronic and hard-to-heal wounds are caused by impairment in the biochemical and cellular healing processes due to local or systemic conditions and generally can take several weeks to heal, if not longer. Such wounds can lead to significant morbidity, including pain, infection, impaired mobility, hospitalization, reduced productivity, amputation and mortality. In each of the various wound types, the presence of the eschar is a frequent cause for “chronification” of wounds and the removal of eschar is the key step to commence healing. Eschar needs to be removed to prevent further deterioration of the wound that may result in additional adverse patient outcomes. If not effectively treated, these wounds can lead to potentially severe complications including further infection, osteomyelitis, fasciitis, amputation and mortality. Most advanced wound care therapies, including negative pressure wound therapy, such as V.A.C. Therapy, and skin substitutes such as Apligraf and Dermagraft and human amniotic tissue products, are complementary to our lead product candidate, EscharEx, as these products require a clean wound bed to effectively heal a wound. Four common chronic and other hard-to-heal wounds are:

•
Venous leg ulcers. VLUs develop as a result of vascular insufficiency, or the inability for the vasculature of the leg to return blood back toward the heart properly. Based on our comprehensive market research study on EscharEx that involved more than 200 healthcare professionals in the U.S. and Europe, which was last updated in 2022, the VLU overall prevalence is approximately 3.3 million (1% of total U.S. population). Furthermore, the annual incidence of VLUs in the U.S. alone, is approximately 960,000 (accounting for 45% recurrence), of which approximately 690,000 undergo debridement in a given year. These ulcers usually form on the sides of the lower leg, above the ankle and below the calf, and are slow to heal and often recur if preventative steps are not taken. The risk of VLUs can increase as a result of a blood clot forming in the deep veins of the legs, obesity, smoking, lack of physical activity or work that requires many hours of standing.

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

Market Opportunity

Currently, surgery (sharp debridement) is generally considered a first-line option. Sharp debridement is an effective method to debride a wound. However, this method requires surgically skilled physicians performing surgery with patients under, anesthesia, which in elderly patients with various co-morbidities is accompanied with a higher risk of local and systemic complications. Surgery may also involve hemorrhage which could be more difficult to control due to a high incidence of use of anticoagulants in this population. Surgery on wounds may very easily become infected with the infection propagating to surrounding soft and boney tissues ending in life threatening major complication or amputation. Very often even minor, limited sharp debridement exposes other sensitive tissue, such as tendons, deep vessels/nerves and bones that may become infected or may be severely damaged, necessitating additional, more extensive debridement or even amputation. Due to these limitations, chronic wounds are treated by conservative methods, with autolytic and enzymatic debridement being the most commonly-used non-sharp methods. This includes collagenase-based enzymatic debriding ointment, hydrogels and other topical dressings, which require numerous application sessions and a long time (6-8 weeks) to achieve a clean wound bed, if they achieve this at all. Thus, there is an unmet medical need for a non-surgical rapid and effective debridement agent for the outpatient setting, nursing home facilities and patients’ homes. Given the high demand for an effective non-surgical debridement technique and the clinical data generated to date, EscharEx has the potential to expand the current use of enzymatic debridement across all sites of care and achieve substantial market share. As documented in the Phase II study described below, EscharEx significantly improved the rate of complete debridement after few once-daily applications, thus potentially facilitating wound debridement without the need for surgery. Based on our comprehensive market research study on EscharEx that involved more than 200 healthcare professionals in the U.S. and Europe, which was last updated in 2022, EscharEx TAM for VLUs and DFUs is estimated at approximately $2 billion in the U.S. This market research and physician feedback suggests potential market share for EscharEx at approximately 30%.

 EscharEx Clinical History

EscharEx is a topical agent being developed for debridement of chronic and other hard-to-heal wounds, in order to fulfill an unmet need for a non-surgical rapid and effective debridement option. EscharEx is based on the same active substance as NexoBrid but differs in other aspects, such as in formulation and presentation. Based on our current pre-clinical studies, the second generation EscharEx demonstrated even higher potency in lower doses, which could further contribute to EscharEx’s efficacy and tolerability. This advanced generation of EscharEx has been designed in accordance with the current treatment workflow and reimbursement programs, providing a non-surgical easy-to-use, potent product for daily application, which we believe will enhance patient compliance and improve quality of care. Based on the feedback received from different stakeholders, we believe that our second generation EscharEx can better address the unmet medical need for a non-surgical rapid and effective product, particularly in the outpatient setting, where the majority of patients are treated, and has a greater potential to achieve substantial market share.

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

Following the successful completion of the EscharEx U.S. Phase II study in VLU patients, we have entered into discussions with the FDA regarding the EscharEx pivotal Phase III study design, which expected to be initiated in the second half of 2023.

Completed clinical trials

We completed a first Phase II feasibility study in Israel for chronic and other hard-to-heal wounds. In January 2017 we completed and announced the final results of a second Phase II prospective study in Israel and Europe. In November 2017, we announced the final results of a second cohort of the second Phase II study. Based on the completed studies, we believe that our product candidate may be effective for debridement of chronic and other hard-to-heal wounds.

First Phase II feasibility study—Israel

This first Phase II feasibility study was conducted in Israel to study the efficacy of our technology on chronic and other hard-to-heal wounds. The study assessed 24 patients at two sites. The results showed that our technology was effective in debriding various chronic and other hard-to-heal wound etiologies, such as VLUs, DFUs, pressure sores and trauma on diseased skin.

Second Phase II study—Israel/E.U. – First Cohort

This second Phase II study was a prospective, controlled, assessor-blinded, randomized, multi-center Phase II study in Israel and Europe. The study objectives were to evaluate the efficacy and safety of EscharEx in comparison to the Gel Vehicle at a ratio of 2:1 for the treatment of a variety of chronic and other hard-to-heal wounds in three etiologies: DFUs, VLUs and post-surgical or traumatic hard-to-heal wounds.

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

 *w/i 10 daily applications

Predefined sub-group analyses showed that 50% of patients with DFUs treated with EscharEx (8/16) achieved complete debridement at the end of the debridement period compared with 14.3% of patients with DFUs treated with hydrogel vehicle (1/7). In addition, 62.5% of patients with VLUs treated with EscharEx (10/16) achieved complete debridement at the end of the debridement period compared with 25% of patients with VLUs treated with hydrogel vehicle (2/8). Post hoc analysis showed that 56.3% of patients with VLU or DFU in the EscharEx group had complete debridement at the end of the debridement period compared with 20.0% in hydrogel vehicle group (p=0.028).

The study included secondary endpoints that provide further insight into number of efficacy and safety parameters. The secondary endpoint of time to complete debridement demonstrated a clear trend (p=0.075) that strongly suggests that not only is there a difference in the incidence of debridement, as confirmed by the primary endpoint, but that debridement occurred earlier in the group treated by EscharEx. The advantage in time to complete debridement was corroborated by the statistically significant post hoc result in the subgroup of patients with VLUs or DFUs that were treated with EscharEx (p=0.024).

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

Second Phase II study—Israel/E.U. – Second Cohort

After successfully completing the first cohort of the study which included 73 patients recruited in 15 clinical sites, we initiated a second cohort of patients to demonstrate safety and tolerability over extended periods of application to further support the product’s convenient application. In this second cohort, we recruited 38 patients from two etiologies, either VLUs or DFUs, over extended periods of application (24-72 hours) with up to eight applications, randomizing the patients to two study arms EscharEx or gel vehicle at a ratio of 2:1. The primary objective was to assess safety.

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

EscharEx U.S. Phase II Study in Venous Leg Ulcer (VLU) Patients

In December 2019, we initiated a U.S. Phase II adaptive design clinical study of EscharEx for the treatment of VLUs. The study was a multicenter, prospective, randomized, placebo-controlled, adaptive design study, evaluating the safety and efficacy of EscharEx in debridement of VLUs compared to gel vehicle (placebo control) and non-surgical standard-of-care of either enzymatic or autolytic debridement (NSSOC). The study enrolled 120 patients, with 119 treatet at approximately 20 clinical sites, primarily in the U.S. Study participants were treated with either EscharEx (n=46), gel vehicle control (n=43), or non-surgical standard-of-care (n=30), with a three-month follow-up. The single primary endpoint was incidence of complete debridement (non-viable tissue removal), clinically assessed, within up to 8 treatment applications during the assessment period (within 14 days), compared to gel vehicle placebo control. Secondary and exploratory endpoints assessed time to achieve complete debridement, reduction of pain, reduction of wound area, granulation tissue and wound quality of life, enabling evaluation of clinical benefits compared to both gel vehicle and NSSOC. Incidence and time to achieve wound closure were assessed as safety measurements.

 In May 2022 we announced our results from this study. The study met its primary endpoint with a high degree of statistical significance, demonstrating that patients treated with EscharEx had a statistically significant higher incidence of complete debridement during the 14-day measurement period within up to 8 applications compared to gel vehicle (EscharEx: 63% (29/46) vs. gel vehicle: 30% (13/43), p-value=0.004). EscharEx efficacy superiority remained statistically significant compared to gel vehicle after adjusting for pre-specified covariates ascribed to patient baseline characteristics, wound size, wound age and region.

The study met key secondary and exploratory endpoints. Patients treated with EscharEx had a statistically significant higher incidence of complete debridement, during the same 14-day measurement period, compared to patients treated by non-surgical standard-of-care ("NSSOC") (EscharEx: 63% (29/46) vs. NSSOC: 13% (4/30)) and the time to achieve complete debridement was significantly shorter. Estimated median time to complete debridement was 9 days for patients treated with EscharEx and 59 days for patients treated with NSSOC (p-value=0.016). On average, complete debridement was achieved after 3.6 applications of EscharEx compared to 12.8 applications with NSSOC. Patients treated with EscharEx demonstrated significantly higher incidence of greater than 75% granulation tissue at the end of the treatment period compared to gel vehicle (p-value <0.0001). Favorable trends were observed in wound area reduction and reduction of pain compared to gel vehicle.

In addition, the study showed that EscharEx was safe and well tolerated, and the overall safety was comparable between the arms as assessed by the data safety monitoring board. Importantly, there were no observed deleterious effects on wound closure and no material differences in reported adverse events. Estimated time to complete wound closure was 64 days for patients treated with EscharEx compared to 78 days for patients treated with NSSOC.

 EscharEx Pharmacology Study

In May 2022, we announced positive results from our U.S. Phase II pharmacology study of EscharEx for debridement of lower leg ulcers. The study was a prospective, open label, single-arm study, conducted at three U.S. clinical sites. The study evaluated the clinical performance, safety, and pharmacology effect of EscharEx in the debridement of lower leg ulcers (VLUs and DFUs). The study evaluated the safety and efficacy of debridement as measured by incidence of, and time to complete debridement. In addition, the study evaluated the pharmacological effects of EscharEx as measured by the changes from baseline to end of treatment period in (1) wound biofilm presence in wound biopsies, (2) bacterial burden measured by MolecuLight® fluorescence images, and (3) biomarkers of wound healing and inflammation in wound fluid. Twelve patients with either VLUs or DFUs were enrolled in the study. Patients were treated with up to eight daily applications of EscharEx and then continued follow-up for 2 weeks. Punch biopsies and wound fluids were collected prior to the first, and after the last treatment. Biofilm presence was analyzed from wound biopsies. Wound fluids were analyzed to evaluate biomarkers of wound healing and inflammation, i.e., MMPs, cytokines, chemokines, growth factors and HNE. Fluorescent imaging was used during treatment to measure wound size and bacterial load. Fluorescent imaging was also utilized to identify the highest fluorescence area to obtain the biopsy. EscharEx demonstrated safe and effective debridement with a few daily applications. In addition, evaluation of wounds’ tissue samples (biopsies) and fluorescence images, indicated reduction of wound area, biofilm and bacterial bioburden following the treatment with EscharEx.

Seventy percent of patients achieved complete debridement during the course of treatment within up to 8 applications. On average, complete debridement was achieved after 3.9 applications of EscharEx. Additionally, an average reduction of 35% in wound size was achieved by the end of the 2-week follow-up period. In all patients that were positive for biofilm at baseline, the biofilm was reduced substantially to single individual microorganisms or completely removed by the end of treatment. Seven patients had positive red fluorescence (indicative of bacteria) at baseline and average red fluorescence was reduced from 1.69 cm2 pre-treatment to 0.60 cm2 post treatment. Biomarker analysis from wound fluid is on-going and safety data shows that EscharEx is safe and well-tolerated.

The development of EscharEx for the debridement of chronic and other hard-to-heal wound indications is in Phase 2 studies, and there is no certainty that EscharEx will achieve all of the objectives of the trials as required or that the FDA will allow at this stage to initiate further studies or that we will successfully complete the development to obtain a marketing authorization for EscharEx. See “ITEM 3.D. Risk Factors—Development and commercialization of EscharEx in the United States and our pipeline product candidates worldwide requires successful completion of the regulatory approval process, and may suffer delays or fail.”

Non-Melanoma Skin Cancer

 MW005, is a topically applied biological product candidate for the treatment of non-melanoma skin cancers, based on the same active substance of NexoBrid and EscharEx, a concentrate of proteolytic enzymes enriched in bromelain. The clinical development plan of MW005 is supported by the results from several toxicological and other preclinical studies, as well as vast clinical experience from NexoBrid and EscharEx, which share the same API. We launched a new clinical program to evaluate our drug product candidate MW005 in patients with non-melanoma skin cancer.

Non-melanoma Skin Cancers

Cancers of the skin are by far the most common of all types of cancer with about approximately 5.4 million basal and squamous cell skin cancers are diagnosed each year in the US. The number of these cancers has been increasing for many years due to combination of better skin cancer detection, people getting more sun exposure, and people living longer.

•
Basal cell carcinomas - BCC starts in the basal cell layer, which is the lower part of the epidermis. If not removed completely, basal cell carcinoma can come back (recur) in the same place on the skin. People who have had basal cell skin cancers are also more likely to get new ones in other places. BCCs are uncontrolled and abnormal growths that arise in the basal cells of the skin and the tumors primarily affect photo exposed areas, most commonly in the head, and infrequently appear on unexposed areas such as the genital and genitalia regions. The main cause of BCC is chronic ultraviolet (UV) exposure. BCC is the most common form of skin cancer, accounting for 75-80% of all skin cancers

•	Squamous cell carcinomas - Squamous cell carcinomas (“SCC”) start in the flat cells in the upper (outer) part of the epidermis
•
Actinic keratosis - Actinic keratosis (“AK”), also known as solar keratosis, is a pre-cancerous skin condition caused by too much exposure to the sun. People who have them usually develop more than one. A small percentage of AKs may turn into squamous cell skin cancer.

•	Bowen disease - Bowen disease (squamous cell carcinoma in situ), is the earliest form of squamous cell skin cancer
 Market opportunity

Basal cell carcinoma is a non-melanoma skin cancer that arises from the basal layer of epidermis and its appendages and is the most diagnosed skin cancer in the US (~4.3 million cases annually).

Under existing standard of care, low-risk patients are treated with tumor resection via either standard surgical excision or Mohs micrographic surgery. Recurrence rates for these sharp methods of tumor removal are low (~5% at 5 years), and the procedure is considered straightforward with limited patient downtime or side effects. Topical products (5-FU and Imiquimod) are used primarily in superficial lesions, but have limited use and are reserved for surgery ineligible patients. Drawbacks include longer treatment duration (>6 weeks), low efficacy (~14% at 5 years), and side effects such as scarring, skin-site reactions, and fatigue/flu-like illness. High-risk patients are also primarily treated with surgery; surgery-ineligible patients are treated with oral hedgehog pathway inhibitors, which are effective in the short-term, but have high recurrence rates / safety concerns. There is a need for more effective, safer topical products in low-risk superficial basal cell carcinoma for surgery-ineligible patients (e.g., site of tumor is challenging for excision or may result in cosmetic issues) or for patients for whom surgery is not appropriate (e.g., older / frail patients, or those with challenges in seeking pre and post-surgical appointments) and current topical agents may be avoided due to long treatment durations and because they result in an unpleasant treatment process for patients.

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

The Phase I/II study was an open-label, multicenter, randomized clinical trial designed to evaluate the safety and efficacy of MW005 in patients with BCC, using different regimens. All patients enrolled in the study had histologically confirmed superficial or nodular BCC. Those patients received seven topical applications of MW005 once every other day for 14 days. Eight weeks after the last treatment, all patients underwent a complete excisional biopsy, and the specimen was subject to an independent histological clearance examination. The study’s endpoints included safety and tolerability measurements, as well as efficacy assessment, as measured by the proportion of patients who reached clinically and histologically confirmed complete clearance.

In December 2022, we announced positive results from this study. The data showed MW005 to be safe and well-tolerated, with patients achieving complete clinical and histological clearance of their target lesions. Based on these positive results, we plan to continue enrolling patients in its Phase I/II study, optimizing its dosing regimen and application technique. The final results are expected in the third quarter of 2023.

Although we have conducted preclinical trials, the development of MW005 for non-melanoma skin cancer indications is still in its preliminary phase and there is no certainty that it will achieve all the aims of the trials as required and/or successfully complete the approval process for such indication. See “ITEM 3.D. Risk Factors—Development and commercialization of EscharEx in the United States and our pipeline product candidates worldwide requires successful completion of the regulatory approval process, and may suffer delays or fail.”

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

Pre-Clinical Clinical Studies

We conduct clinical studies and preclinical studies to support the efficacy and safety of our products and their ingredients and to extend and validate their benefits for human health. Preclinical studies allow us to substantiate the safety of our products and obtain preliminarily indications of their pharmacological and safety profile. As of the date hereof, we have conducted more than 50 non-GLP and GLP preclinical studies. All pre-clinical safety and toxicology studies were conducted according to the principles of Good Laboratory Practices (“GLP”), and thirteen clinical studies, according to the principles of Good Clinical Practices (“GCP”), for NexoBrid, EscharEx and our pipeline product candidates. As a result, we have developed significant experience in planning, designing, executing, analyzing and publishing clinical studies.

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

Manufacturing, Supply and Production

We operate a manufacturing facility in Yavne, Israel, in a building that we sub-lease from Clal Life Sciences L.P., with 39 employees as of December 31, 2022. This facility allows us to manufacture sterile biopharmaceutical products, such as NexoBrid. The facility is designed to meet current cGMP requirements and similar foreign requirements, as certified by the U.S., EU member states competent authorities, the Israeli Ministry of Health, South Korean ministry of health and Japanese ministry of health. Our facility is subject to audits for reassessment of cGMP compliance and similar foreign requirements, which are performed periodically by regulatory authorities and was re-approved as cGMP-compliant for an additional three years term as of the audit date, until 2025. Additionally, as part of the regulatory approval process for NexoBrid our plant was inspected in 2022 by the FDA and the Pharmaceuticals and Medical Devices Agency (“PMDA”) of Japan to confirm it meets all regulatory requirements. In addition, other regional applicable authorities may also need to inspect our plant to confirm it meets all regulatory requirements in order to obtain marketing authorization in these jurisdictions. Applicable changes in our production processes for NexoBrid must be approved by the EMA and similar authorities in other jurisdictions.

While we believe that our current manufacturing capacity at the facility is sufficient to meet the expected near-term commercial demand for NexoBrid, we initiated a facility scale-up in 2022 to meet the growing global demand for NexoBrid. We expect the cost will be approximately $10-12 million.

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

Marketing, Sales and Distribution

We commercialize globally NexoBrid via multiple sales channels:

Europe

 In Europe and Israel, we sell NexoBrid, primarily through our own sales force consisting of a marketing team of specialized and knowledgeable sales representatives in Europe, focusing on leading burn centers and Key Opinion Leaders (KOL) management. We have obtained national reimbursement for NexoBrid in Belgium, Italy, and Greece and we continue to locally execute our market access strategy for most of Europe to obtain procurement by burn centers and hospitals as part of their budget, or under local, regional or national reimbursement, depending on the specific process required in each country. We believe that additional burn units in large hospitals as well as smaller hospitals will follow the treatment trends once established by the burn centers. See “—Government Legislation and Regulation—Pharmaceutical Coverage, Pricing and Reimbursement.” Furthermore, we are establishing additional distribution channels through local partners to extend outreach in EU (Sweden, Finland, Denmark, France, Switzerland, Greece, Malta, Bulgaria, Cyprus, Portugal, the Netherlands and Luxemburg), where NexoBrid is already approved for marketing as part of the European marketing authorization. In addition to receiving marketing authorization for NexoBrid in the European Union, key opinion leaders in the burn care field worldwide are already aware of NexoBrid’s efficiency in removing eschar due to hundreds of scientific presentations and several award-winning abstracts at international and national conferences and about 120 peer-reviewed papers.

North America

Vericel License and Supply Agreements

On May 6, 2019, we entered into exclusive license and supply agreements with Vericel to commercialize NexoBrid in all countries of North America (which we refer to as the “Territory”).

License Agreement.

We entered into the Vericel License Agreement pursuant to which we granted Vericel an exclusive license, with the right to grant sublicenses, to develop and commercialize NexoBrid and any improvements of NexoBrid (the “Licensed Product”) in the Territory.

Pursuant to the terms of the Vericel License Agreement, Vericel will have exclusive control regarding the commercialization of Licensed Products in the Territory and must use commercially reasonable efforts to commercialize Licensed Products within the Territory. We and Vericel have made customary representations and warranties and have agreed to certain customary covenants, including confidentiality and indemnification.

Within 10 days of signing the Vericel License Agreement, Vericel paid us an upfront fee of $17.5 million (the “Upfront Payment”) and upon the U.S. regulatory approval of the BLA for NexoBrid Vericel paid us $7.5 million. Vericel is obligated to pay us up to $125 million, in the aggregate, upon attainment of certain sales milestones. The first sales milestone of $7.5 million is triggered when annual net sales of the Licensed Products in the Territory exceed $75 million.  Vericel is also obligated to pay us tiered royalties on net sales of Licensed Products at rates ranging from mid-high single-digit to mid-teen percentages, subject to certain customary reductions, as well as a percentage of gross profits on committed purchases by BARDA and a royalty on additional sales to BARDA. The royalties will expire on a product-by-product and country-by-country basis upon the latest to occur of (i) twelve years following the first commercial sale of such Licensed Product in such country, (ii) the earliest date on which there are no valid claims of MediWound patent rights covering such Licensed Product in such country, and (iii) the expiration of the regulatory exclusivity period for such Licensed Product in such country (the “Royalty Term”). Such royalties are subject to reduction in the event that (a) Vericel must license additional third-party intellectual property in order to develop, manufacture or commercialize a Licensed Product, or (b) biosimilar competition occurs with respect to the Licensed Product in any country within the Territory. After the expiration of the applicable royalties for the Licensed Product in any country within the Territory, the license for such Licensed Product in such country would become a fully paid-up, royalty-free, perpetual and irrevocable license.

The Vericel License Agreement expires on the date of expiration of all royalty obligations due under the agreement unless earlier terminated in accordance with its terms. Either party may terminate the agreement upon the failure of the other party to comply with its material obligations under the agreement if that failure is not remedied within certain specified cure periods or in the event of a party’s insolvency. In addition, Vericel may terminate the agreement upon a 150-day written notice to us.

Supply Agreement.

On May 6, 2019, concurrently with our entry into the License Agreement, we entered into a supply agreement  with Vericel (the “Supply Agreement”) pursuant to which we are obligated to supply Vericel with NexoBrid for sale in the Territory on an exclusive basis for the first five years of the term of the Supply Agreement.  The Supply Agreement requires us to take steps to ensure that our manufacturing capacity meets Vericel’s demand for NexoBrid.  In addition, after the exclusivity period or upon supply failure, Vericel will be permitted to establish an additional or alternate source of supply.

Pursuant to the Supply Agreement, we will supply NexoBrid to Vericel based on Vericel’s fixed orders on a unit price basis.  After a specified period, the unit price, on an annual basis, may be increased based on the United States Producer Price Index for Chemical Manufacturing published by the Bureau of Labor Statistics.

The Supply Agreement’s initial term is five years (the “Initial Term”), with Vericel required to provide us with notice regarding whether it plans to extend the Initial Term for an additional two years by the third anniversary of the Supply Agreement. On May 2022, Vericel notified us on its election to extend the Initial Term for an additional 2 years until 2026.  After the Initial Term and optional two-year extension, Vericel, at its sole discretion, may choose to extend the Supply Agreement’s term for additional one-year periods for a potential total term of fifteen years.

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

BARDA

Pursuant to the First BARDA Contract, BARDA has initiated the procurement of NexoBrid valued at $16.5 million, for emergency stockpile as part of the HHS mission to build national preparedness for public health medical emergencies. BARDA purchased inventory is being managed by MediWound under vendor managed inventory. As of December 31, 2022, the Company has received $16.5 million for procurement of NexoBrid for U.S. emergency preparedness.

Under our exclusive license and supply agreements with Vericel, we will equally split the gross profits on the initial procurement and receive a double-digit royalty on any additional future BARDA purchases of NexoBrid. Please see “Vericel License and Supply Agreements” above.

Other International Markets

In other international markets, we sell NexoBrid through local distributors with which we have distribution agreements, focusing on Asia Pacific, EMEA, CEE and LATAM. We have signed local distribution agreements for distribution in Argentina, Russia, Colombia, Mexico, Peru, Chile, Ecuador, Panama, India, Bangladesh, Sri Lanka, Japan, Australia, New-Zealand, Singapore, Ukraine, Taiwan and United Arab Emirates.

Our distributors in Argentina, Russia, South Korea, Peru, Chile, Taiwan, Japan, India, United Arab Emirates and Eurasian countries have obtained marketing authorization. Our additional distributors have filed or are in the process of filing for market authorization in their respective territories and are expected to launch NexoBrid after receipt of local regulatory approval, which may take a year or more to be granted, and, consequently, may occur in certain markets during 2023. We have launched NexoBrid in Argentina, South Korea, Russia, Taiwan and Chile and expect additional launches following receipt of local marketing authorizations. We plan to enter other international markets through collaboration with local distributors and leverage our approved registration file in Europe to obtain regional marketing authorizations.

For a breakdown of our consolidated revenues by geographic markets and by categories of operations for the years ended December 31, 2021 and 2022, please see “Item 5.A Operating and Financial Review and Prospects—Operating Results.”

Intellectual Property

Our intellectual property and proprietary technology are important to the development, manufacture and sale of NexoBrid, EscharEx and our future pipeline product candidates. We seek to protect our intellectual property, core technologies and other know-how through a combination of patents, trademarks, trade secrets, non-disclosure and confidentiality agreements, licenses, assignments of invention and other contractual arrangements with our employees, consultants, partners, suppliers, customers and others. Additionally, we rely on our research and development program, clinical trials, know-how and marketing and distribution programs to advance our products and product candidates. As of December 31, 2022, we had been granted a total of 85 patents and have 11 pending patent applications. The family of patents that covers NexoBrid specifically includes 35 granted patents worldwide. EscharEx is covered by 13 patents and 6 national phase applications.

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

Although we are in the clinical and preclinical phases for our pipeline product candidates for debridement of chronic and other hard‑to‑heal wounds and treatment of low-risk basal cell carcinoma and connective tissue disorders and other indications, respectively, if one of our pipeline product candidates receives approval in the future, we would compete with traditional surgery and existing non‑surgical and other treatments. In chronic and other hard‑to‑heal wounds, we expect to face competition from current standard of care for debridement by sharp debridement or from the current non-surgical standard of care, either enzymatic debridement, primarily Smith & Nephew Plc’s Santyl, a collagenase-based product indicated for debriding chronic dermal ulcers and severely burned areas or autolytic debridement.

The current standard of care for treatment of low-risk basal cell carcinoma is surgical excision. In superficial basal cell carcinoma and inoperable nodular basal cell carcinoma, we expect to face competition from current topical applications such as imiquimod and 5FU.

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

European Union

The approval process of medicinal products in the European Union generally involves satisfactorily completing each of the following:

•	laboratory tests, animal studies and formulation studies all performed in accordance with the applicable EU GLP or GMP regulations;
•	submission to the relevant authorities of a CTA, which must be approved before human clinical trials may begin;
•	performance of adequate and well‑controlled clinical trials to establish the safety and efficacy of the product for each proposed indication;
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
Quality/preclinical studies

In order to assess the potential safety and efficacy of a product, tests include laboratory evaluations of product characterization, analytical tests and controls, as well as studies to evaluate toxicity and pharmacological effects in animal studies. The conduct of the preclinical tests and formulation of the compounds for testing must comply with the relevant E.U. regulations and requirements. The results of such tests, together with relevant manufacturing control information and analytical data, are submitted as part of the CTA. Non-clinical studies are performed to demonstrate the health or environmental safety of new biological substances. Non-clinical studies must be conducted in compliance with the principles of GLP as set forth in EU Directive 2004/10/EC. In particular, non-clinical studies, both in vitro and in vivo, must be planned, performed, monitored, recorded, reported and archived in accordance with the GLP principles, which define a set of rules and criteria for a quality system for the organizational process and the conditions for non-clinical studies. These GLP standards reflect the Organization for Economic Co-operation and Development requirements.

Clinical trial approval

Clinical drug development is often described as consisting of four temporal phases (Phase I‑IV). See, for example, the EMA’s note for guidance on general considerations for clinical trials (CPMP/ICH/291/95).

•	Phase I (Most typical kind of study: Human Pharmacology);
•	Phase II (Most typical kind of study: Therapeutic Exploratory);
•	Phase III (Most typical kind of study: Therapeutic Confirmatory); and
•	Phase IV (Variety of Studies: Therapeutic Use).
Studies in Phase IV are all studies other than routine surveillance performed after drug approval and are related to the approved indication.

The phase of development provides an inadequate basis for classification of clinical trials because one type of trial may occur in several phases. The phase concept is a description, not a set of requirements. The temporal phases do not imply a fixed order of studies since for some drugs in a development plan the typical sequence will not be appropriate or necessary.

Clinical trials of medicinal products in the EU must be conducted in accordance with EU and national regulations and the International Conference on Harmonization (“ICH”) guidelines on GCP as well as the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. If the sponsor of the clinical trial is not established within the EU, it must appoint an EU entity to act as its legal representative. The sponsor must take out a clinical trial insurance policy, and in most EU member states, the sponsor is liable to provide ‘no fault’ compensation to any study subject injured in the clinical trial.

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

The CTR foresees a three-year transition period. The extent to which ongoing and new clinical trials will be governed by the CTR varies. Clinical trials for which an application was submitted (i) prior to January 31, 2022 under the Clinical Trials Directive, or (ii) between January 31, 2022 and January 31, 2023 and for which the sponsor has opted for the application of the Clinical Trials Directive remain governed by said Directive until January 31, 2025. After this date, all clinical trials (including those which are ongoing) will become subject to the provisions of the CTR.

 Medicines used in clinical trials must be manufactured in accordance with GMP. Other national and EU-wide regulatory requirements may also apply.

Pediatric investigation plan (“PIP”)

We initiated a PIP study in November 2014.

On January 26, 2007, Regulation (EC) 1901/2006 came into force with its primary purpose being the improvement of the health of children without subjecting children to unnecessary trials, or delaying the authorization of medicinal products for use in adults. The regulation established the Pediatric Committee (“PDCO”), which is responsible for coordinating the EMA’s activities regarding medicinal products for children. The PDCO’s main role is to determine which studies the applicant needs to perform in the pediatric population as part of the PIP.

All applications for marketing authorization for new medicinal products that were not authorized in the EU prior to January 26, 2007 must include the results of studies carried out in children of different ages. The PDCO determines the requirements and procedures of such studies, describing them in a PIP. This requirement also applies when a company wants to add a new indication, pharmaceutical form or route of administration for a medicine that is already authorized. The PDCO can grant deferrals for some medicines, allowing a company to delay development of the medicine in children until there is enough information to demonstrate its effectiveness and safety in adults. The PDCO can also grant waivers when development of a medicine in children is not needed or is not appropriate, because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients.

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

In September 2022, we announced that EMA validated for review our Type II Variation to expand the currently approved indication for NexoBrid (removal of eschar in adults with deep partial-and full-thickness thermal burn into the pediatric population. We expect decision from EMA by mid-year 2023.

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

The centralized procedure provides for the grant of a single marketing authorization, issued by the European Commission based on the opinion of the EMA’s Committee for Medicinal Products for Human Use (“CHMP”), that is valid throughout the EU and the EEA countries, and including Norway, Iceland and Lichtenstein. The centralized procedure is compulsory for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy medicinal products (“ATMPs”) and products with a new active substance indicated for the treatment of certain diseases, and is optional for products which constitute a significant therapeutic, scientific, or technical innovation or for which a centralized process is in the interest of patients. Products that have received orphan designation in the EU, such as NexoBrid, will qualify for this centralized procedure, under which each product’s MAA is submitted to the EMA. Under the centralized procedure in the European Union, the maximum time frame for the evaluation of an MAA by the EMA is 210 days (excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the Committee of Medicinal Products for Human Use).

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

Period of authorization and renewals

Under the above-described procedures, in order to grant the marketing authorization, the EMA or the competent authorities of the EU member states make an assessment of the risk benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy. Marketing authorization is valid for an initial five‑year period and may be renewed thereafter on the basis of a re‑evaluation of the risk‑benefit balance by the EMA or by the competent authority of the authorizing member state. To this end, the marketing authorization holder shall provide the EMA or other applicable competent authority a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the end of the initial five‑year period. Once renewed, the marketing authorization is valid for an unlimited period, unless the EMA or other applicable competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five‑year renewal. Any authorization which is not followed by the actual placing of the drug on the E.U. market (in case of centralized procedure) or on the market of the authorizing member state within three years after authorization shall cease to be valid.

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

In the EU, orphan drug designation also entitles a party to financial incentives such as reduction of fees or fee waivers, protocol assistance, access to the centralized procedure, and ten years of market exclusivity upon grant of a marketing authorization for the approved indication, which means that the competent authorities cannot accept another MAA, or grant a marketing authorization, or accept an application to extend a marketing authorization for a similar medicinal product for the same indication for a period of ten years. The period of market exclusivity is extended by two years for orphan medicinal products that have also complied with an agreed PIP. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. This period may be reduced to six years if, at the end of the fifth year, the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity, where the prevalence of the condition has increased above the threshold, or a safer, more effective or otherwise clinically superior product is available. Orphan drug designation must be requested before submitting an MAA. Additionally, granting of an authorization for another similar orphan medicinal product where another product has market exclusivity can happen at any time if: (i) the second applicant can establish that its product, although similar to the authorized product, is safer, more effective or otherwise clinically superior, (ii) inability of the applicant  to supply sufficient quantities of the orphan medicinal product or (iii) where the applicant consents to a second orphan medicinal product application. A company may voluntarily remove a product from the orphan register.

Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

Regulatory data protection

Without prejudice to the law on the protection of industrial and commercial property, some marketing authorizations benefit from an “8+2(+1)” year period of regulatory protection. During the first eight years from the grant of the innovator company’s marketing authorization, data exclusivity applies. If granted, the data exclusivity period prevents generic or biosimilar applicants from relying on the pre-clinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar MA in the EU during a period of eight years from the date on which the reference product was first authorized in the EU. After the eight years have expired, a generic company can make use of the preclinical and clinical trial data of the originator in their regulatory applications but still cannot market their product until the end of the 10 year market exclusivity period. An additional one year of market exclusivity can be obtained if, during the first eight years of those 10 years, the marketing authorization holder obtains an approval for one or more new therapeutic indications which, during the scientific evaluation prior to their approval, are determined to bring a significant clinical benefit in comparison with existing therapies. However, there is no guarantee that a product will be considered by the EU’s regulatory authorities to be a new chemical or biological entity, and products may not qualify for data exclusivity. Under the current rules, a third party may reference the preclinical and clinical data of the reference product beginning eight years after first approval, but the third party may market a generic version only after 10 (or 11) years have lapsed.

There is a special regime for biosimilars, or biological medicinal products that are similar to a reference medicinal product but that do not meet the definition of a generic medicinal product, for example, because of differences in raw materials or manufacturing processes. For such products, the results of appropriate preclinical or clinical trials must be provided, and guidelines from the EMA detail the type of quantity of supplementary data to be provided for different types of biological product. There are no such guidelines for complex biological products, such as gene or cell therapy medicinal products, and so it is unlikely that biosimilars of those products will currently be approved in the EU. However, guidance from the EMA states that they will be considered in the future in light of the scientific knowledge and regulatory experience gained at the time.

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

Failure to comply with the aforementioned EU and member state laws may result in administrative, civil or criminal penalties. These penalties could include delays or refusal to authorize the conduct of clinical trials, or to grant marketing authorization, product withdrawals and recalls, product seizures, suspension, withdrawal or variation of the marketing authorization, total or partial suspension of production, distribution, manufacturing or clinical trials, operating restrictions, injunctions, suspension of licenses, fines and criminal penalties. These penalties could include delays or refusal to authorize the conduct of clinical trials, or to grant the marketing authorization, product withdrawals and recalls, product seizures, suspension, withdrawal or variation of the marketing authorization, total or partial suspension of production, distribution, manufacturing or clinical trials, operating restrictions, injunctions, suspension of licenses, fines and criminal penalties.

The aforementioned EU rules are generally applicable in the EEA.

Brexit

The UK left the EU on January 31, 2020, following which existing EU medicinal product legislation continued to apply in the United Kingdom during the transition period under the terms of the EU-UK Withdrawal Agreement. The transition period, which ended on December 31, 2020, maintained access to the EU single market and to the global trade deals negotiated by the EU on behalf of its members. The transition period provided time for the UK and EU to negotiate a framework for partnership for the future, which was then crystallized in the Trade and Cooperation Agreement (“TCA”) and became effective on January 1, 2021. The TCA includes specific provisions concerning pharmaceuticals, which include the mutual recognition of GMP inspections of manufacturing facilities for medicinal products and GMP documents issued but does not foresee wholesale mutual recognition of UK and EU pharmaceutical regulations.

EU laws which have been transposed into UK law through secondary legislation continue to be applicable as “retained EU law”. However, under the Retained EU Law (Revocation and Reform) Bill 2022, which is currently before the UK parliament, any retained EU law not expressly preserved and “assimilated” into domestic law or extended by ministerial regulations (to no later than 23 June 2026) will automatically expire and be revoked by December 31, 2023. In addition, new legislation such as the EU CTR or in relation to orphan medicines will not be applicable. The UK government has passed a new Medicines and Medical Devices Act 2021, which introduces delegated powers in favor of the Secretary of State or an ‘appropriate authority’ to amend or supplement existing regulations in the area of medicinal products and medical devices. This allows new rules to be introduced in the future by way of secondary legislation, which aims to allow flexibility in addressing regulatory gaps and future changes in the fields of human medicines, clinical trials and medical devices.

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

The MHRA has introduced changes to national licensing procedures, including procedures to prioritize access to new medicines that will benefit patients, including a 150-day assessment and a rolling review procedure. All existing EU MAs for centrally authorized products were automatically converted or grandfathered into UK MAs, effective in GB (only), free of charge on January 1, 2021, unless the MA holder chose to opt-out. After Brexit, companies established in the UK cannot use the centralized procedure and instead must follow one of the UK national authorization procedures or one of the remaining post-Brexit international cooperation procedures to obtain an MA to commercialize products in the UK. For a period of three years from January 1, 2021, the MHRA may rely on a decision taken by the an Commission on the approval of a new (centralized procedure) MA when determining an application for a GB authorization; or use the MHRA’s decentralized or mutual recognition procedures which enable MAs approved in EU member states (or Iceland, Liechtenstein, Norway) to be granted in GB.

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

Cybersecurity

In the normal course of business, we may collect and store personal information and certain sensitive company information, including proprietary and confidential business information, trade secrets, intellectual property, information regarding trial participants in connection with clinical trials, sensitive third-party information and employee information.  To protect this information, our existing cybersecurity policies require continuous monitoring and detection programs, network security precautions, encryption of critical data, and in depth security assessment of vendors. We maintain various protections designed to safeguard against cyberattacks, including firewalls and virus detection software. We have established and regularly test our disaster recovery plan and we protect against business interruption by backing up our major systems. In addition, we periodically scan our environment for any vulnerabilities, perform penetration testing and engage third parties to assess effectiveness of our data security practices. A third party security consultant conducts regular network security reviews, scans and audits. In addition, we maintain insurance that includes cybersecurity coverage.

Our cybersecurity program is led by a team of highly skilled cybersecurity professionals. The program incorporates industry-standard frameworks, policies and practices designed to protect the privacy and security of our sensitive information (“SOPs”). In addition, we maintain business continuity and disaster recovery plans, conducted penetration testing, maintain regular cyber security training to employees and conducted an internal audit on our cyber security preparedness in 2022.

Despite the implementation of our cybersecurity program, our security measures cannot guarantee that a significant cyberattack will not occur. A successful attack on our information technology systems could have significant consequences to the business. While we devote resources to our security measures to protect our systems and information, these measures cannot provide absolute security. See “Risk Factors – Risk Related to Healthcare Laws and Other Legal Compliance Matters” for additional information about the risks to our business associated with a breach or compromise to our information technology systems.

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

Marketing and promotion

The marketing and promotion of authorized medicinal products, including industry‑sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the European Union, notably under Directive 2001/83 and subject to laws concerning promotion of medicinal products, interactions with physicians, misleading and comparative advertising and unfair commercial practices. The applicable legislation aims to ensure that information provided by holders of marketing authorizations regarding their products is truthful, balanced and accurately reflects the safety and efficacy claims authorized by the EMA or by the applicable national authority of the authorizing member state. All advertising and promotional activities for the product must be consistent with the approved summary of product characteristics, and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription medicines is also prohibited in the EU. Although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations in each member state and can differ from one country to another. Failure to comply with these requirements can result in adverse publicity, warning letters, mandated corrective advertising and potential civil and criminal penalties.

United States

Review and approval of biologics

In addition to E.U. regulations, NexoBrid is marketed as a biologic product in the United States for eschar removal in adults with deep partial thickness and/or full thickness thermal burns and is therefore subject to various U.S. regulations. In the United States, the FDA regulates biologics under the Federal, Food, Drug and Cosmetic Act (“FDCA”), the Public Health Service Act, and their respective implementation regulations. Biologics require the submission of a BLA and licensure by the FDA prior to being marketed in the United States. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant to a variety of administrative or judicial sanctions as well as enforcement actions brought by the FDA, the U.S. Department of Justice or other governmental entities. Possible sanctions may include the FDA’s refusal to approve pending BLAs or supplements, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties.

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

Phase I:
The investigational product is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness and to determine optimal dosage.

Phase II:
The investigational product is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

Phase III:
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

In some cases, the FDA may require, or companies may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. These so-called Phase IV studies may be made a condition to approval of the BLA.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. Phase I, Phase II and Phase III clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

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

The FDA also may impose a number of post‑approval requirements as a condition of approval of a BLA. For example, the FDA may require post‑marketing testing, or Phase IV testing, as well as REMS and/or surveillance to monitor the effects of an approved product or place other conditions on an approval that could otherwise restrict the distribution or use of NexoBrid.

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

If a product with orphan status receives the first FDA approval for the disease or condition for which it has such designation, the product will be entitled to orphan product exclusivity. Orphan product exclusivity means that FDA may not approve any other applications for the same product for the same disease or condition for seven years, except in certain limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Competitors may receive approval of different products for the indication for which the orphan product has exclusivity and may obtain approval for the same product but for a different indication. If a drug or drug product designated as an orphan product ultimately receives marketing authorization for an indication broader than that designated in its orphan product application, it may not be entitled to exclusivity. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

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

A product intended to treat a serious or life-threatening disease or condition may also be eligible for breakthrough therapy designation to expedite its development and review. A product can receive breakthrough therapy designation if preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase I and an organizational commitment to expedite the development and review of the product, including involvement of senior managers.

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

Review and Approval of Drug Products Outside the European Union and the United States

In addition to the above regulations, we must obtain approval of a product by the comparable regulatory authorities of foreign countries outside of the European Union and the United States before we can commence clinical trials or marketing of NexoBrid in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA or EU approval. In addition, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country. In all cases, clinical trials are conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If we fail to comply with applicable regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

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

There has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which have resulted in several Congressional inquiries and proposed bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. . In March 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. In August 2022, the Inflation Reduction Act of 2022, or IRA, was signed into law.  Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026), with prices that can be negotiated subject to a cap; imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023); and replaces the Part D coverage gap discount program with a new discounting program (beginning in 2025). The IRA permits the Secretary of the Department of Health and Human Services to implement many of these provisions through guidance, as opposed to regulation, for the initial years.  For that and other reasons, it is currently unclear how the IRA will be effectuated, or the impact of the IRA on our business. We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our products or additional pricing pressures. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

In the EU, pricing and reimbursement schemes vary widely from country to country and often within regions or provinces of countries. Some countries may limit the annual budget of coverage or request that the company participate in the cost above certain use levels or for treatments perceived as unsuccessful and impose monitoring processes on the use of the product. Some countries and hospitals may require inclusion into the hospital formulary for payment from the hospital budget. Some countries and hospitals may require the completion of additional studies that compare the cost‑effectiveness of a particular drug candidate to currently available therapies. For example, the EU provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. This Health Technology Assessment (“HTA process”) which is currently governed by the national laws of the individual EU member states, is the procedure according to which the assessment of the public health impact, therapeutic impact and the economic and societal impact of use of a given medicinal product in the national healthcare systems of the individual country is conducted. The outcome of HTA regarding specific medicinal products will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EU Member States. On December 15, 2021, the Health Technology Regulation (“HTA Regulation”) was adopted. The HTA Regulation is intended to boost cooperation among EU member states in assessing health technologies, including new medicinal products, and providing the basis for cooperation at EU level for joint clinical assessments in these areas. When it enters into application in 2025, the HTA Regulation will be intended to harmonize the clinical benefit assessment of HTA across the EU.

Further, EU member states may approve a specific price for a drug product or may instead adopt a system of direct or indirect controls on the profitability of the company placing the drug product on the market. Other member states allow companies to fix their own prices for drug products, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross‑border imports from low‑priced markets exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations for drug products may not allow favorable reimbursement and pricing arrangements. Historically, products launched in the EU do not follow price structures of the United States and generally prices tend to be significantly lower.

Healthcare Law and Regulation

Healthcare providers, physicians and third‑party payors play a primary role in the recommendation and prescription of drug products that are granted marketing authorization. Arrangements with healthcare providers, third‑party payors and other customers are subject to broadly applicable fraud and abuse and other healthcare laws and regulations. Such restrictions under applicable federal, state and foreign healthcare laws and regulations, include the following:

•
the federal healthcare Anti‑Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation;

•
the federal False Claims Act imposes civil penalties, and provides for civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

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

•
the federal physician payment transparency requirements under the Affordable Care Act require certain manufacturers of drugs, devices and medical supplies to report to Centers for Medicare & Medicaid Services information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other non-physician practitioners such as physician assistants and nurse practitioners, and teaching hospitals and physician ownership and investment interests;

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

Properties

Our principal executive offices are located at 42 Hayarkon Street, Yavne 8122745, Israel. We lease these facilities from our largest shareholder, Clal Life Sciences, L.P. (“CLS”), pursuant to a sub‑lease agreement, as amended, that expires on October 30, 2025. The facilities consist of approximately 32,300 square feet of space, and the yearly lease fee is approximately $578,000. These facilities house our administrative headquarters, our research and development laboratories and our manufacturing plant.

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

Item 4A. UNRESOLVED STAFF COMMENTS

None.

Item 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.          Operating Results

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2022 and related notes, and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS, as issued by the IASB.

Company Overview

We are a biopharmaceutical company that develops, manufactures, and commercializes novel, cost effective, bio‑therapeutic, non-surgical solutions for tissue repair and regeneration. Our strategy leverages our breakthrough enzymatic technology platform into diversified portfolio of biotherapeutics across multiple indications to pioneer solutions for unmet medical needs. Our current portfolio is focused on next-generation protein-based therapies for burn care, wound care and tissue repair.

Our first innovative biopharmaceutical product, NexoBrid®, has received marketing authorization from the FDA and marketing authorization from the European Medicines Agency (the “EMA”) and other international markets for removal of dead or damaged tissue, known as eschar, in adults with deep partial-thickness and full-thickness thermal burns, also referred to as severe burns. NexoBrid, a concentrate of proteolytic enzymes enriched in bromelain, represents a new paradigm in burn care management, and our clinical trials have demonstrated, with statistical significance, its ability to non‑surgically and rapidly remove the eschar, without harming viable tissues, earlier relative to existing standard of care.

We commercialize NexoBrid globally through multiple sales channels. We sell NexoBrid to burn centers in the European Union, United Kingdom and Israel, primarily through our direct sales force, focusing on key burn centers and KOLs. In the United States, we entered into exclusive license and supply agreements with Vericel Corporation (Nasdaq: VCEL) to commercialize NexoBrid in North America. We have established local distribution channels in multiple international markets, focusing on Asia Pacific, EMEA, CEE and LATAM, which local distributors are also responsible for obtaining local marketing authorization within the relevant territories.

We have been awarded two contracts with the U.S. Biomedical Advanced Research and Development Authority ("BARDA"), for the advancement of the development and manufacturing, as well as the procurement of NexoBrid which has initiated on January 2020, as a medical countermeasure as part of BARDA preparedness for mass casualty events.

In September 20, 2022, we announced that that the EMA has validated for review the Type II Variation submitted by MediWound to expand the current approved indication for NexoBrid (removal of eschar in adults with deep partial-thickness and full-thickness thermal burn wounds) into the pediatric population. MediWound expects a decision from the European Commission in the first quarter of 2023.

EscharEx, our next-generation enzymatic therapy under development, is a topical biological drug candidate for the debridement of chronic and other hard-to-heal wounds. Designed for the outpatient setting, EscharEx is an easy-to-use concentrate of proteolytic enzymes enriched in bromelain; having the same API as NexoBrid. In several Phase II trials, EscharEx was shown to be well-tolerated and demonstrated safety and efficacy in the debridement of various chronic and other hard-to-heal wounds with only few daily applications. EscharEx’s mechanism of action is mediated by the proteolytic enzymes that cleave and remove the necrotic tissue and prepare the wound bed for healing.

On May 12, 2022, we announced positive results from our U.S. Phase II clinical study of EscharEx for the debridement of VLUs. The study met its primary endpoint with a high degree of statistical significance, demonstrating that patients treated with EscharEx had a statistically significant higher incidence of complete debridement during the 14-day measurement period within up to 8 applications, compared to gel vehicle (EscharEx: 63% (29/46) vs. gel vehicle: 30% (13/43), p-value=0.004). EscharEx efficacy superiority remained statistically significant after adjusting for pre-specified covariates ascribed to patient baseline characteristics, wound size, wound age and regions.

The study met key secondary and exploratory endpoints. Patients treated with EscharEx had a statistically significant higher incidence of complete debridement, during the same 14-day measurement period, compared to patients treated by non-surgical standard-of-care ("NSSOC") (EscharEx: 63% (29/46) vs. NSSOC: 13% (4/30)) and the time to achieve complete debridement was significantly shorter. Estimated median time to complete debridement was 9 days for patients treated with EscharEx and 59 days for patients treated with NSSOC (p-value=0.016). On average, complete debridement was achieved after 3.6 applications of EscharEx compared to 12.8 applications with NSSOC. Patients treated with EscharEx demonstrated significantly higher incidence of at least 75% granulation tissue at the end of the treatment period compared to gel vehicle (p-value <0.0001). Favorable trends were observed in wound area reduction and reduction of pain compared to gel vehicle.

In addition, the study showed that EscharEx was safe and well tolerated, and the overall safety was comparable between the arms as assessed by the data safety monitoring board. Importantly, there were no observed deleterious effects on wound closure and no material differences in reported adverse events. Estimated time to complete wound closure was 64 days for patients treated with EscharEx compared to 78 days for patients treated with NSSOC.

EscharEx was also evaluated in a U.S. Phase II pharmacology study. The study was prospective, open label, single-arm and conducted at three U.S. clinical sites. On July 7, 2022, we announced positive results from this study. 70% of patients achieved complete debridement during the course of treatment within up to 8 applications. On average, complete debridement was achieved after 3.9 applications of EscharEx. Additionally, an average reduction of 35% in wound size was achieved by the end of the 2-week follow-up period. In all patients that were positive for biofilm at baseline, the biofilm was reduced substantially to single individual microorganisms or completely removed by the end of treatment. Seven patients had positive red fluorescence (indicative of bacteria) at baseline and average red fluorescence was reduced from 1.69 cm2 pre-treatment to 0.60 cm2 post treatment. Biomarker analysis from wound fluid is on-going and safety data shows that EscharEx is safe and well-tolerated.

Our third innovative product candidate, MW005, is a topically applied biological drug candidate for the treatment of non-melanoma skin cancers, based on the same API as NexoBrid and EscharEx (a concentrate of proteolytic enzymes enriched in bromelain). In July 2021, we initiated a phase I/II study of MW005 for the treatment of low-risk BCC. On July 11, 2022, we announced positive initial data from this study. In the first cohort, eleven patients with either superficial or nodular BCC were treated. Patients enrolled into the study received seven topical applications of MW005, once every other day. At the end of eight weeks post treatment period, all patients undergo complete excision, and the specimen is subject to an independent histological clearance examination. Based on the data generated to date, MW005 is safe, well-tolerated and an effective treatment for BCC with a majority of patients who completed the study demonstrating a complete histological clearance of target lesions. We anticipate announcing the final results in the third quarter of 2023.

We manufacture NexoBrid and our product candidates in our cGMP certified sterile manufacturing facility at our headquarters in Yavne, Israel.

As of December 31, 2022, we had cash and cash equivalents of $33.9 million. Our revenues were $26.5 million and $23.8 in 2022 and 2021, respectively. Our net operating loss was $8.3 million and $11.2 in 2022 and 2021, respectively. We had an accumulated deficit of $168.1 million as of December 31, 2022. We expect to incur significant expenses and operating losses for the foreseeable future, as research and development activities are central to our operations, which will offset by cash inflows from NexoBrid.

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

Our ability to generate additional, more significant revenues will depend on the successful commercialization of NexoBrid.

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

Cost of revenues includes costs associated with the research and development services provided to BARDA and MTEC, including salaries and related expenses, clinical trials, sub‑contractors and external advisors.

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

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of compensation expenses for personnel engaged in sales and marketing, including salaries, equity based‑compensation and benefits and related expenses, as well as promotion, marketing, market access, medical, and sales and distribution activities. These expenses are primarily comprised of costs related to our subsidiary in Germany, which is focused on marketing NexoBrid in E.U., and costs related to maintain marketing authorization.

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

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses totaling approximately $157 million as of December 31, 2022. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

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

Comparison of Period to Period Results of Operations

We are providing within this section a supplemental discussion that compares our historical statement of operations data in accordance with IFRS, as issued by the IASB. The below table and the below discussion provides data for each of the years ended December 31, 2022 and 2021. The below discussion of our results of operations omits a comparison of our results for the years ended December 31, 2020 and 2021. In order to view that discussion, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results— Comparison of Period to Period Results of Operations— Year Ended December 31, 2020 Compared to Year Ended December 31, 2021” in our Annual Report on Form 20-F for the year ended December 31, 2021, which we filed with the SEC on March 25, 2022.

	Years Ended December 31,
	2022	2021
	(in thousands)
Condensed statements of operations data:
Revenues	$26,496	$23,763
Cost of revenues	13,331	14,992
Gross profit	13,165	8,771

Operating expenses:
Research and development	10,181	10,256
Selling and marketing	3,725	3,388
General and administrative	6,920	6,348
	684	-
Other expenses
Operating loss	(8,345)	(11,221)

Financial expenses, net	(11,176)	(2,303)
Loss before taxes on income	(19,521)	(13,524)

Tax expenses	(78)	(27)

Net loss	$(19,599)	$(13,551)

Year Ended December 31, 2021 Compared to Year Ended December 31, 2022

Revenues

	Years Ended December 31,
	2022	2021
	(in thousands)
Revenues from sale of products	$5,347	$9,613

Revenues from development services	12,943	12,372

Revenues from license agreements	8,206	1,778

	26,496	23,763

We generated total revenues of approximately $26.5 million for the year ended December 31, 2022 compared to approximately $23.8 million for the year ended December 31, 2021. Revenues from products in 2022 were $5.3 million, a 44% decrease compared to $9.6 million in 2021. This was primarily the result of BARDA's $4.3 million decrease in emergency stockpile procurement.  Revenues from licenses in 2022 were $8.2 million compared to $1.8m in 2021, driven by the BLA approval milestone.

Revenues from sale of products

Revenues from sales of products in 2022 were $5.3 million, a 44% decrease compared to $9.6 million in 2021. This was primarily the result of BARDA's $4.3 million decrease in emergency stockpile procurement.

Revenues from development services

Revenues from development services increased 5% from $12.4 million in 2021 to $12.9 million in 2022.

Revenues from license agreement

In 2022, revenues from licenses were $8.2 million compared to $1.8m in 2021, driven by the BLA approval milestone of $7.5 million from Vericel.

Our revenues, as reported in our consolidated financial statements, are based on the location of the customers, as shown in the below table:

	Years Ended December 31,
	2022	2021
	(in thousands)
International (excluding U.S.)	$4,624	$5,661
U.S.	21,872	18,102
	26,496	23,718

BARDA contributed 51% and 76% of our total revenues in 2022 and 2021, respectively. Vericel contributed 28% of our total revenues in 2022.

Costs and Expenses

Cost of revenues

	Years Ended December 31,
	2022	2021
	(in thousands)
Cost of revenues from sales of products	$3,184	$4,983
Cost of revenues from development services	9,829	9,907
Cost of revenues from license agreements	318	102
	13,331	14,992

Cost of revenues as a percentage of total revenues decreased from 63% for 2021 to 50% for 2022.

Cost of revenues from sales of products as a percentage of revenues from sales of products increased to approximately 60% for the year ended December 31, 2022 from approximately 52% in the year ended December 31, 2021. The increase of cost of revenues from sales of product is primarily driven by BARDA procurement for emergency response preparedness.

Cost of revenues from development services as a percentage of revenues from development services was approximately 76% in the year ended December 31, 2022 compared to approximately 80% in the year ended December 31, 2021.

Cost of revenues from license agreements as a percentage of revenues from license agreements were 4% in the year ended December 31, 2022, due to costs associated with royalties’ payments pursuant to a license agreement with Mark Klein un regard to Vericel milestone payment.

Research and development expenses,

Research and development expenses decreased by 1% from approximately $10.3 million in the year ended December 31, 2021 to approximately $10.2 million in the year ended December 31, 2022.

Selling and marketing expenses

Selling and marketing expenses increased by 10% in 2022 compared to 2021, from approximately $3.4 million in the year ended December 31, 2021 to approximately $3.7 million in the year ended December 31, 2022.

General and administrative expenses

General and administrative expenses increased 9% in 2022 compared to 2021 from approximately $6.3 million in the year ended December 31, 2021 to approximately $6.9 million in the year ended December 31, 2022. The increase in general and administrative expenses was primarily a result of one-time expenses related to the BLA approval and management changes in mid-2022.

Other expenses

 Other one-time expenses for the year ended December 31, 2022 were $0.7 million associated with management replacement and Vericel milestone payment fee.

Financial income, net	Years Ended December 31,
	2022	2021
	(in thousands)
Financial income	$461	$11
Financial expenses	(11,637)	(2,314)
	(11,176)	(2,303)

 Financial income

Financial income increased from approximately $0 million in the year ended December 31, 2021 to approximately $0.5 million in the year ended December 31, 2022. The increase was primarily driven by $0.3 million of interest income from short‑term banks deposits.

Financial expense

Financial expenses increased from approximately $2.3 million in the year ended December 31, 2021 to approximately $11.2 million in the year ended December 31, 2022. The increase in financial expenses was primarily driven by $10.9 million of revaluation and issuance expenses related to our issues and outstanding warrants.

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

Under our current shelf registration statement on Form F-3 declared effective by the SEC on June 3, 2022, we may offer from time to time up to $125 million in the aggregate of our ordinary shares, warrants and/or debt securities in one or more series or issuances. As of the date hereof, we have issued approximately $40.76 million of our ordinary shares pursuant to the F-3, including $13.26 million of ordinary shares the RD Offering (as defined below) and $27.5 million of ordinary shares in the 2023 Offering (as defined below).

Funding under the BARDA contracts is classified under cash use for continuing operating activities.

As of December 31, 2022, we had $33.9 million of cash, cash equivalents. Our net operating loss was $8.3 million and $11.2 million for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, we had an accumulated deficit of $157 million. We expect to incur significant expenses and operating losses for the foreseeable future. The net losses we will incur may fluctuate from quarter to quarter.

Our capital expenditures for fiscal years 2022 and 2021 amounted to $0.6 million and $0.5 million, respectively. Capital expenditures consist primarily of investments in manufacturing equipment and leasehold improvements.

In March 2022, we entered into an underwriting agreement with Oppenheimer & Co., Inc., a representative of the several underwriters (the “Underwriters”), relating to the issuance and sale of an aggregate of 744,048 of our ordinary shares at a price per share equal to $13.44.  Total gross proceeds of the offering was approximately $10 million. The offering closed on March 7, 2022 and we received approximately $8.6 million in net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses.  Certain entities affiliated with Clal Biotechnology Industries Ltd. (“CBI”) purchased approximately $2.8 million of ordinary shares in the offering at the public offering price. The Underwriters received the same underwriting discount on the shares purchased by these entities as they will on any other shares sold to the public in this offering. The securities purchased by these entities are subject to lock-up agreements with the Underwriters. We also granted the underwriters a 30-day option to purchase up to an additional 89,012 ordinary shares at the public offering price, less underwriting discounts and commissions.

On September 22, 2022, we entered into a Securities Purchase Agreement with the several purchasers listed on the signature pages thereto (the “2022 Purchasers”), in connection with the offer and sale of 1,082,223 of our ordinary shares, (the “2022 RD Securities Purchase Agreement”) and, pursuant to the RD Securities Purchase Agreement, we also agreed to issue to the 2022 Purchasers 1,082,223 unregistered ordinary warrants (the “RD Warrants”) to purchase up to 1,082,223 Ordinary Shares (the “2022 RD Offering”). The combined purchase price of for one ordinary share and associated RD Warrant was $12.25. The RD Warrants have an exercise price of $13.475 per ordinary share and became exercisable on November 28, 2022 for four years. The 2022 RD Offering closed on September 26, 2022.  The gross proceeds from the 2022 RD Offering were approximately $13.26 million. As of December 31, 2022, none of the RD Warrants have been exercised.

Concurrently with the signing of the 2022 RD Securities Purchase Agreement, we entered the PIPE Securities Purchase Agreement with the several purchasers listed on the signature pages thereto (the “PIPE Purchasers”), in connection with the offer and sale of 1,407,583 pre-funded warrants to purchase up to 1,407,583 Ordinary Shares (the “Pre-Funded Warrants”) and 1,407,583 ordinary warrants to purchase up to 1,407,583 Ordinary Shares (the “PIPE Ordinary Warrants,” and together with the Pre-Funded Warrants, the “PIPE Warrants”) (the “PIPE Offering”).  The combined purchase price for one Pre-Funded Warrant and associated PIPE Ordinary Warrant was $12.243. The Pre-Funded Warrants have an exercise price of $0.007 per Ordinary Share and the PIPE Ordinary Warrants have an exercise price of $13.475 per Ordinary Share and each become exercisable on November 28, 2022. The PIPE Offering closed on October 6, 2022.  The gross proceeds from the PIPE Offering were approximately $17.23 million. As of December 31, 2022, all Pre-Funded Warrants have been exercised and none of the PIPE Ordinary Warrants have been exercised.

H.C. Wainwright & Co., LLC (“Wainwright”) acted as the exclusive placement agent for the RD Offering and the PIPE Offering (together, the “2022 Offerings”). Upon closing of the Offerings, we issued Wainwright (or its designees) the warrants to purchase up to 124,491 ordinary shares (the “Wainwright Warrants”). The warrants have substantially the same terms as the RD Warrants and the Series A Warrants, except that the Wainwright Warrants have an exercise price equal to $15.3125 per share (which represents 125% of the offering price per Ordinary Share in the Offerings) and will expire four (4) years after November 28, 2022, but no more than five (5) years following the commencement of the sales pursuant to the RD Offering.

On February 3, 2023, we entered into a securities purchase agreement (the “2023 Securities Purchase Agreement”) with the purchasers listed on the signature pages thereto (the “2023 Purchasers”), in connection with the offer and sale of 1,964,286 ordinary shares (the “2023 Offering”). The purchase price per ordinary share was $14.00. The 2023 Offering closed on February 7, 2023. The gross proceeds from the Offering were approximately $27.5 million.

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

Cash Flows

The following table summarizes our consolidated statement of cash flows for the periods presented. The below discussion beneath the table omits a description of our cash flows for the year ended December 31, 2020. In order to view that discussion, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows” in our Annual Report on Form 20-F for the year ended December 31, 2021, which we filed with the SEC on March 25, 2022:

	Year Ended December 31,
	2022	2021

Net cash provided by (used in):
Operating activities	$(11,885)	$(8,916)
Investing activities	(481)	3,548
Financing activities	35,764	(1,050)

  Net cash used in operating activities

Net cash used in all periods resulted primarily from our net loss adjusted for non‑cash charges and measurements and changes in components of working capital. Adjustments for non‑cash items include depreciation and amortization, equity‑based compensation, revaluation of contingent liabilities and lease liability, and changes in assets and liabilities items.

Net cash used in continuing operating activities increased to approximately $11.9 million in the year ended December 31, 2022 compared to net cash used by continuing operating activities of approximately $8.9 million in the year ended December 31, 2021, primarily as a result of our operational net loss, partially offset by various non-cash items such as depreciation, shared based compensation and revaluation of contingent considerations and warrants.

 Net cash provided by (used in) investing activities

Net cash related continuing investing activities primarily provided by proceeds of investments in short‑term banks deposits offset by used in purchases of property and equipment. Net cash used in investing activities was $0.5 million in the year ended December 31, 2022, compared to $3.5 million provided during the year ended December 31, 2021.

Net cash provided by (used in) financing activities

Net cash provided by continuing financing activities was $35.8 million during the year ended December 31, 2022 compared to use in of $1.1 million during the year ended December 31, 2021. The increase in net cash provided by continuing financing activities was primarily a result of our proceeds from our 2022 Offerings, net of issuance expenses offset with payments of lease liabilities and repayment pursuant to IIA and TEVA considerations.

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

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company which was incorporated in Israel, of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area”, in accordance with the definition under section 3A of the Israeli Income Tax Ordinance (New Version) 1961. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

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

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export to specific markets with a population of at least 14 million in 2012 (such export criteria will further increase in the future by 1.4% per annum). In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets certain conditions, including exceeding a minimum investment amount specified in the Investment Law. Such investment allows a company to receive “Beneficiary Enterprise” status, and may be made over a period of no more than three years ending in the year in which the company chose to have the tax benefits apply to its Beneficiary Enterprise. Where the company requests to apply the tax benefits to an expansion of existing facilities, only the expansion will be considered to be a Beneficiary Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In this case, the minimum investment required in order to qualify as a Beneficiary Enterprise is required to exceed a certain percentage of the value of the company’s production assets before the expansion.

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Beneficiary Enterprise depends on, among other things, the geographic location in Israel of the Beneficiary Enterprise. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Beneficiary Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year. A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income attributed to its Beneficiary Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount of the dividend distributed (grossed‑up to reflect the pre‑tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate that would have otherwise been applicable. Dividends paid to Israeli shareholders out of income attributed to a Beneficiary Enterprise (or out of dividends received from a company whose income is attributed to a Beneficiary Enterprise) are generally subject to withholding tax at source at the rate of 15% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 15% or such lower rate as may be provided in an applicable tax treaty, applicable to dividends and distributions out of income attributed to a Beneficiary Enterprise). The reduced rate of 15% is limited to dividends and distributions out of income attributed to a Beneficiary Enterprise during the benefits period and actually paid at any time up to 12 years thereafter, except with respect to a qualified Foreign Investment Company (as such term is defined in the Investment Law), in which case the 12‑year limit does not apply.

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

The tax benefits under the 2011 Amendment for a Preferred Company meeting the criteria of the law include, among others, a reduced corporate tax rate of 15% for preferred income attributed to a Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise was located in a specified development zone, in which case the rate was 10%. Under the 2011 Amendment, such corporate tax rate was reduced in 2013 from 15% and 10%, respectively, to 12.5% and 7%, respectively, and then increased to 16% and 9%, respectively, in 2014 and thereafter until 2016. Pursuant to the 2017 Amendment, in 2017 and thereafter, the corporate tax rate for Preferred Enterprise which is located in a specified development zone was decreased to 7.5%, while the reduced corporate tax rate for other development zones remains 16%. Income attributed to a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone. As of January 1, 2017, the definition of “Special Preferred Enterprise” includes less stringent conditions. Dividends paid to Israeli shareholders out of preferred income attributed to a Preferred Enterprise or to a Special Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20%, or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non‑Israeli company, the aforesaid will apply).

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

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income,” as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the Israeli Innovation Authority.

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

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, to Israeli shareholders paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20%, or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, the aforesaid will apply). If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4% (or a lower under the tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the Israeli Tax Authority allowing for a reduced tax rate).

C.          Research and Development, Patents and Licenses, etc.

Our research and development strategy is centered on developing our patented proteolytic enzyme technology, which underlies NexoBrid and EscharEx, into additional products for high‑value indications. Our research and development team is located at our facilities in Yavne, Israel, and consists of 73 employees as of December 31, 2022 and is supported by highly experienced consultants in various research and development disciplines.

We have received government grants (subject to our obligation to pay royalties) as part of the NexoBrid and EscharEx research and development programs approved by the IIA. The total gross amount of grants actually received by us from the IIA, including accrued LIBOR interest and net of royalties actually paid, totaled approximately $13.6 million as of December 31, 2022 and the amortized cost (using the interest method) of the liability totaled approximately $7.6 million and $8.1 million as of December 31, 2022 and 2021, respectively. Because the repayment of IIA grants is in the form of future royalties, the balance of the commitments to the IIA is presented as an amortized liability on our balance sheet. As of December 31, 2022, we had accrued and paid royalties to the IIA totaling $1.6 million.

We received funds from BARDA in accordance with the terms of our BARDA contracts. As of December 31, 2022 we had accrued $82 million of BARDA’s participation in NexoBrid’s research and development programs.

For a description of our research and development policies for the last three years, see “ITEM 4.B. Business Overview—Research and Development.”

D.          Trend Information

 We continue to closely monitor macro-economic conditions, including the headwinds caused by supply chain problems, inflation, increased interest rates and other trends that have been adversely impacting economic activity on a global scale in the aftermath of the COVID-19 pandemic. We have been assessing, on an ongoing basis, the implications of those global conditions for our operations, supply chain, liquidity, cash flow and product orders, and will act in an effort to mitigate adverse consequences as needed. To the extent inflation increases our costs and expenses, we could consider price increases to offset those cost pressures.

Specific developments that may potentially impact our operating performance in an adverse manner include:

•
further actions taken by central banks in Europe and the U.S. to increase interest rates as a means to slow down inflation, which may worsen credit/financing conditions for our customers who purchase our products;

•	potential contraction of economic activities and recessionary conditions that could arise as a result of interest rate increases and a decrease in consumer demand; and

•
the continued depreciated value of the Euro relative to the U.S. dollar, which may have an adverse impact on the U.S.- denominated value of our European-derived revenues for purposes of our financial statements.

We cannot provide any assurances as to the extent of our resilience to the adverse impact of these specific developments in future periods. See also “ITEM 3.D. – Risk Factors –“We depend on a sole supplier to obtain our intermediate drug substance, bromelain SP, which is necessary for the production of our products.”

Other than the foregoing and as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to the present time that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.          Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB.  The preparation of these historical financial statements in conformity with IFRS requires management to make estimates, assumptions and judgments in certain circumstances that affect the reported amounts of assets, liabilities and contingencies as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. We evaluate our assumptions and estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. [Our critical accounting estimates are described in Notes 2 and 3 to our consolidated financial statements included elsewhere in this annual report.

Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of March 15, 2023:

Name	Age	Position
Executive Officers
Ofer Gonen	50	Chief Executive Officer
Boaz Gur-Lavie	49	Chief Financial Officer
Ety Klinger Ph.D.	61	Chief Research and Development Officer
Robert Snyder	73	Chief Medical Officer
Tzvi Palash	67	Chief Operations Officer
Yaron Meyer	44	Executive Vice President, General Counsel and Corporate Secretary

Directors
Nachum (Homi) Shamir (3)(5)	68	Executive Chairman of the Board of Directors
Stephen T. Willis (1)(2)(4)(5)	66	Director
Assaf Segal	51	Director
Vickie R. Driver, M.D (4)(5)	69	Director
Nissim Mashiach (1)(2)(5)	62	Director
Sharon Kochan (1)(2)(5)	54	Director
David Fox (3)(5)	65	Director
Sharon Malka (4)	51	Director

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating, governance and sustainability committee.
(4)	Member of our research and development committee.
(5)	Independent director under the listing rules of the Nasdaq Stock Market.

Executive Officers

Ofer Gonen has served as our Chief Executive Officer since July 2022 and on our board of directors since September 2003. Mr. Gonen is the Chief Executive Officer of CBI (TASE: CBI) and Cactus Acquisition Corp. 1 (Nasdaq: CCTS). Mr. Gonen has more than 20 years of experience in managing life science investments and business collaborations in both the US and Israel. Mr. Gonen serves as a board member of several private and publicly-traded portfolio companies of CBI, including Gamida Cell (Nasdaq: GMDA), MediWound (Nasdaq: MDWD) and Cactus (Nasdaq: CCTS), as well as a managing partner at the Anatomy Medical Fund. Before joining CBI, Mr. Gonen was the General Manager of Biomedical Investments Ltd., a partner at Arte Venture Group, as well as a technology consultant to various Israeli venture capital funds. Mr. Gonen gained extensive experience in R&D and management of defense-oriented projects at the prestigious “Talpiot” program of the Israeli Defense Forces. He holds a B.Sc. in Physics, Mathematics and Chemistry from the Hebrew University of Jerusalem, and an M.A. in Economics and Finance from Tel Aviv University, with distinction.

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

Dr. Robert Snyder has served as our Chief Medical Officer since January 2023. Dr. Robert J. Snyder (DPM, MSc, MBA, CWSP, FFPM RCPS) is Dean, Professor, Director of Clinical Research and Fellowship Director in Wound Care and Research at Barry University School of Podiatric Medicine.  He is certified in foot and ankle surgery by the American Board of Podiatric Surgery and is also a board-certified wound specialist. Dr. Snyder is past-president of the Association for the Advancement of Wound Care and past-president of the American Board of Wound Management. Dr. Snyder has completed an MBA in Health Management from The George Washington University and the Global Clinical Scholars Research Training Program at Harvard Medical School. Dr. Snyder is a key opinion leader and sought-after speaker, lecturing extensively throughout the United States and abroad.  He has published several book chapters and over 165 papers in peer reviewed and trade journals on wound care, and was the recipient of the Dr. Robert Warriner Memorial Award for excellence in wound management. Dr. Snyder serves as the Associate Editor for JAPMA and on the editorial advisory boards of Ostomy Wound Management, Wounds and as a periodic reviewer for the Lancet and NEJM. He has been a Principal Investigator on more than 65 randomized controlled trials for innovative wound healing modalities and products.

Tzvi Palash has served as our Chief Oeraptions Officer since July 2022. He joins MediWound from Enlivex, where he leads the design and construction of the new cGMP manufacturing facility. Prior to this, he served as COO at Gamida Cell, where he directed all operational activities towards its rolling Biologics License Application (BLA) submission to the U.S. Food and Drug Administration (FDA) for omidubicel. Mr. Palash was COO at Protalix Biotherapeutics, where he led all operational activities through the company’s FDA approval of Elelyso®. Prior to Protalix, Mr. Palash was a General Manager at ColBar LifeScience, a biomaterial company acquired by Johnson & Johnson, where he led the planning, construction, scale-up and regulatory oversight of its Israel-based manufacturing facility. He also successfully led FDA audits for Evolence® and Ossix® and was a member of the Global Aesthetic Management Team within the Consumer Group of Johnson & Johnson. Earlier in his career, Mr. Palash held operational roles at Teva Pharmaceutical Industries and Interpham Laboratories.

Yaron Meyer has served as our Executive Vice President since March 2019 and as our General Counsel and Corporate Secretary since December 2013. From April 2008 to November 2013, he served as the Corporate Secretary of CBI. From November 2010 to November 2013, he served as the General Counsel and Corporate Secretary of D‑Pharm Ltd. From April 2008 to May 2010, he served as a legal counsel of Clal Industries Ltd. From May 2005 to April 2008, he worked as an associate at Shibolet & Co. Advocates. Mr. Meyer holds an LL.B. degree from Haifa University, Israel.

Directors

Nachum (Homi) Shamir has served as Chairman of our board of directors since August 2022. Mr. Shamir most recently the Chairman, and Chief Executive Officer of Luminex Corporation from 2014 through its sale to DiaSorin S.p.A.(“DiaSorin”) in 2021. Mr. Shamir continued to serve as President of Luminex after its sale to DiaSorin pursuant to a transition agreement with DiaSorin until June 2022. Additionally, Mr. Shamir has served as President and Chief Executive Officer of Given Imaging from 2006 through its sale to Covidien (now Medtronic) in 2014. Mr. Shamir currently serves on the Board of Directors of  IsoPlexis Corporation (Nasdaq: ISO) and Strata Skin Sciences (Nasdaq: SSKN); and as Chairman of the Board of Cactus Acquisition Corp. (Nasdaq: CCTS). Mr. Shamir holds a Bachelor of Science degree from the Hebrew University of Jerusalem and a Masters of Public Administration from Harvard University.

Stephen T. Wills has served as a member of our Board since May 2017, as Chairman of our Board since October 2017 and as Executive Chairman of our board since May 2019. Mr. Wills serves as Chief Financial Officer (since 1997) and Chief Operating Officer (since 2011) of Palatin Technologies, Inc. (NYSE: PTN), a biopharmaceutical company developing targeted, receptor‑specific peptide therapeutics for the treatment of diseases with significant unmet medical need and commercial potential. He also serves as Chief Financial Officer of  Cactus Acquisition Corp. 1 Limited (Nasdaq: CCTS), a special purposee acquisition company, since 2021. Mr. Wills serves on the boards of Gamida Cell Ltd. (Nasdaq: GMDA), a leading cellular and immune therapeutics company since March 2019 (audit and compensation and finance committee member) and of Amryt Pharma, a biopharmaceutical company focused on developing and delivering treatments to help improve lives of patients with rare and orphan diseases since September 2019 (chairman of audit committee and member of the compensation and finance committee). Mr. Wills also serves on the board of trustees and executive committee of The Hun School of Princeton, a college preparatory day and boarding school since 2013, and its chairman since June 2018. Mr. Wills served on the board of directors of Caliper Corporation, a psychological assessment and talent development company since March 2016 and as chairman from December 2016 until December 2019, when Caliper was acquired by PSI. Mr. Wills served as executive chairman and interim principal executive officer of Derma Sciences Inc. a provider of advanced wound care product from December 2015 to February 2017, when Derma Sciences was acquired by Integra Lifesciences (Nasdaq: IART). Previously, Mr. Wills served on the Board of Derma Sciences as the lead director and chairman of the audit committee from June 2000 to December 2015. Mr. Wills served as the Chief Financial Officer of Derma Sciences from 1997 to 2000. Mr. Wills served as the president and Chief Operating Officer of Wills, Owens & Baker, P.C., a public accounting firm from 1991 to 2000. Mr. Wills, a certified public accountant, earned his Bachelor of Science in accounting from West Chester University, and a Master of Science in taxation from Temple University.

Assaf Segal has served as a member of our Board since October 2017. Assaf Segal has served as a member of our board of directors since October 2017. Mr. Segal Serves as Chief Executive Officer of CBI since July 2022. Prior to that Mr. Segal has served as the Chief Financial Officer at CBI since July 2015. Mr. Segal serves as a board member of several companies, including Biokine therapeutics Ltd., eXIthera Pharmaceuticals Inc., Elicio Therapeutics Inc., Colospan Ltd., FDNA Inc., and Clal Life Sciences L.P. Prior to that time, Mr. Segal was a Partner at Variance Economic Consulting Ltd., from 2004 until June 2015, where he provided in-depth consulting for international and local clients in a wide range of industries, including telecommunications, internet, biotech, heavy industry and financial sectors. Previously, he founded a start-up software company. Mr. Segal also previously held a managerial position at PriceWaterhouseCoopers Corporate Finance and was an Economic Department manager at the North American division of Amdocs Inc. (NYSE: DOX). His experience also includes risk management and house account (“Nostro”) trading at the Union Bank of Israel, and serving as an economist for capital markets in the Research Department of the Bank of Israel. Mr. Segal also has many years of experience in economic consulting and company valuations, joint ventures and financial instruments for investments, M&A, and IPOs. He has 15 years of experience in economic consulting for international and local clients in the Bio-Tech sector as well as in Hi-Tech, financial and other sectors. Mr. Segal is a co-founder of Nextrade Ltd. and Solid Capital, a start-up financial software company. Mr. Segal holds a B.A. in Economics and Statistics and an M.B.A. (Finance and Information Systems) from the Hebrew University of Jerusalem.

Vickie R. Driver  has served as a member of our Board since May 2017. She is board certified in foot surgery by the American Board of Podiatric Surgery and is a Fellow at the American College of Foot and Ankle Surgeons, licensed in Virginia, Massachusetts, and Rhode Island. Dr Driver serves as Chair, Board of Directors for the Wound Care Collaborative Community, an important collaboration with the FDA, CMS and the NIH and has received a prestigious honor of receiving The Robert A. Warriner III, MD Memorial Award. She is System Wide Medical Director of the Wound Care and Hyperbaric Centers at INOVA Healthcare in the DC Metropolitan area and is Professor, University of Virginia, School of Medicine. She is also Fellow, Royal College of Physicians and Surgeons-Glasgow, PM and Inaugural Fellow, Assoc for the Advancement of Wound Care, FAAWC. She currently serves as Honorary Visiting Professor at Cardiff University (UK) in the Department of Medicine and Professor at Barry University (USA). She proudly serves as a member of the Wound Healing Society (WHS) Board of Directors and as member Board of Directors for the Critical Limb Ischemia (CLI) Global Society. She has completed her tenure as president for the Advancement of Wound Care Association (AAWC) and served for 9 years on the Board of Directors. Dr. Driver is a former Professor of Surgery in the Department of Orthopedics at Brown University (Clinical) and Associate Professor of Surgery at Boston University. She has also chaired the Wound Care Experts and U.S. Food and Drug Administration (“FDA”) Clinical Endpoints Project [WEF-CEP]. The project was successful in developing the research to expand the wound healing clinical endpoints considered by FDA. She and her team proposed a combined effort to develop the Wound-care Experts/FDA-Clinical Endpoints Project [WEF-CEP] to strategically identify clinically meaningful, evidence-based, and patient-centered wound care endpoints that are relevant for clinical research and trials. The goal was to collaboratively work with the FDA to expand the list of acceptable primary endpoints, recognizing that new and innovative treatments, devices, and drugs may not have complete healing as the focus. She has served as a senior investigator for more than 70 important multi‑center randomized clinical trials, as well as developed and supervised multiple research fellowship training programs. She has served and chaired multiple committees for large national and international pivotal clinical trials, has authored over 150 publications and abstracts and is former Director, Translational Medicine at Novartis Institute for BioMedical Research. Dr. Driver is credited with the development and directorship of multiple major multidisciplinary Limb Preservation- Wound Healing Centers of Excellence, including Military/VA, Hospital and University based programs.  Dr Driver served on the Inaugural Educational Committee at the American College of Wound Healing and Tissue Repair at University of Illinois School of Medicine and was Scientific Director, Colorado Prevention Center, Wound Care Laboratory at the University of Colorado. Dr. Driver has held several leadership, teaching, research and clinical positions at Academic Medical Centers, Veterans Administration Medical Centers, and Military Medical Centers. Dr. Driver received a Doctorate of Podiatric Medicine and Surgery from the California College of Podiatric Medicine and Surgery and a master’s degree in medical education from Samuel Merritt University.

Nissim Mashiach has served as a member of our Board since June 2017, serving as an external director under the Companies Law until December 2022. Mr. Mashiach served as President and Chief Executive Officer of Macrocure Ltd., a Nasdaq‑listed biotechnology company focused on the treatment of chronic and other hard‑to‑heal wounds, from June 2012 to January 2017. From 2009 to 2012, he served as General Manager at Ethicon, a Johnson & Johnson company. Prior to Ethicon, he served as President and Chief Operating Officer at Omrix Biopharmaceuticals, Inc., which was acquired by Johnson & Johnson in 2008. Prior to Omrix, Mr. Mashiach held leadership positions at several pharmaceutical companies. He holds an MBA from the University of Manchester in Manchester, England, an MPharmSc from the Hebrew University in Jerusalem, Israel, and a B.Sc, Chemical Engineering from the Technion‑Israel Institute of Technology in Haifa, Israel.

Sharon Kochan has served as a member of our Board since June 2017, serving as an external director under the Companies Law until December 2022. Mr. Kochan has served as Presidnet and CEO of Padagis LLC since its incorporation in July 2021 when it was carved out of Periggo company and started its independent journey (acquired by Altaris Capital for $1.55 billion). Prior to that, Mr. Kochan served as Executive Vice President & President international, for Perrigo Company Plc., a global, over‑the‑counter, consumer goods and specialty pharmaceutical company listed on the New York Stock Exchange, since 2012, and has been a member of the Perrigo Executive Committee since 2007. From March 2007 to July 2012, he served as Executive Vice President, General Manager of Prescription Pharmaceuticals for Perigo and from 2005 to 2007, he was Senior Vice President of Business Development and Strategy for Perrigo. Mr. Kochan was Vice President, Business Development of Agis Industries (1983) Ltd. from 2001 until Perrigo acquired Agis in 2005. He completed the Senior Management Program at the Technion Institute of Management in Haifa, Israel, received a Master of Science in Operations Research & Management Science from Columbia University in New York City and received a Bachelor of Science in Industrial and Management Engineering from Tel‑Aviv University in Tel‑Aviv, Israel.

Mr. Sharon Malka has served as a member of our board of directors since August 2022. Prior to joining our board, Mr. Malka served as our Chief Executive Officer from May 2019 to June 2022. Prior to that time, he served as our Chief Financial and Operations Officer, beginning in April 2007. From 2002 to 2007, Mr. Malka was a partner at Variance Economic Consulting Ltd., a multi-disciplinary consulting boutique that specializes in financial and business services. Mr. Malka also served as a Senior Manager at Kesselman Corporate Finance, a division of PricewaterhouseCoopers Global Network, from 1998 to 2002. Mr. Malka holds a B.Sc. in Business Administration from the Business Management College in Israel and an M.B.A. from Bar Ilan University, Israel.

Mr. David Fox has served as a member of our board of directors since April 2020. Mr. Fox was most recently a partner at Kirkland & Ellis LLP and served as a member of its Global Executive Management Committee until 2019. Prior to joining Kirkland, Mr. Fox was partner with Skadden, Arps, Slate, Meagher & Flom LLP, where he was a member of its top governing committee. Mr. Fox is a member of the executive committee of the board of directors at the Park Avenue Armory and is the chairman of the leadership council of New Alternatives for Children. In addition, Mr. Fox serves on the executive committee of the board of governors, and is an honorary fellow of the Hebrew University, Jerusalem. He holds an LL.B. degree from Jerusalem University, Israel.

B.          Compensation

Compensation of Directors and Executive Officers

The table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2022. All amounts reported in the table reflect the cost to the company, as recognized in our financial statements for the year ended December 31, 2022.

Name and Position	Salary & Social Benefits(1)	Bonus	Share‑Based Payment(2)	Other Compensation(3)	Total
	( thousand U.S. dollars)(4)

Sharon Malka, Director and former CEO(5)	308	-	345	316	969
Ofer Gonen, Chief Executive Officer	253	200	365	32	850
Lior Rosenberg, M.D., Chief Medical Technology Officer	324	167	90	236	817
Ety Klinger, Chief Research & Development Officer	298	75	77	20	470
Boaz Gur-Lavie, Chief Financial Officer	255	60	76	18	409

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

(2)
Represents the equity‑based compensation expenses recorded in the company’s consolidated financial statements for the year ended December 31, 2022 based on the options’ grant date fair value in accordance with accounting guidance for equity‑based compensation.

(3)
Represents the other benefits to such officer, which includes either or both of (i) car expenses, including lease costs, gas and maintenance, provided to the officers, (ii) vacation benefits and (iii) severance payment.

(4)
Converted (i) from NIS into U.S. dollars at the rate of NIS 3.358 = U.S$1, based on the average representative rate of exchange between the NIS and the U.S. dollar in the year ended December 31, 2022 as reported by the Bank of Israel in the year ended December 31, 2022.

(5)
The compensation received by Mr. Malka in respect of the year ended December 31, 2022 consists of compensation that he received as our CEO until June 30, 2022 and cash, equity awards and other compensation that he received in his role as active director commencing in July 2022.

The aggregate compensation paid and equity‑based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended December 31, 2022 was $4.9 million. As of December 31, 2022, options to purchase 482,321 ordinary shares, exercisable at a weighted average exercise price of $25.54 per share, and restricted share units (“RSUs”) that may be settled for 59,169 ordinary shares, in each case granted to our directors and executive officers, were outstanding under our equity incentive plans. We do not have any written agreements with any director providing for benefits upon the termination of such director’s relationship with our company or its subsidiaries.

Employment Agreements with Executive Officers

We have entered into written employment agreements with all of our executive officers, which include standard provisions for a company in our industry regarding non‑competition/solicitation, confidentiality of information and assignment of inventions. Except for Ofer Gonen, our Chief Executive Officer, our executive officers will not receive benefits upon the termination of their respective employment with us, other than payment of salary and benefits (and limited accrual of vacation days) during the required notice period for termination of their employment, which varies for each individual. Upon termination of his employment, Mr. Gonen is entitled to a one‑time termination payment of six months of salary.

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

The initial reserved pool under the 2003 Plan was 244,286 ordinary shares and subsequently increased to a total of 461,429 ordinary shares. The 2003 Plan expired on December 31, 2013. Options that remain outstanding under the 2003 Plan continue to be governed by the terms of the plan, notwithstanding that expiration.  The 2003 Plan is administered by our board of directors or a committee designated by our board of directors, which determines, subject to Israeli law, the grantees of options, the terms of the options, including exercise prices, vesting schedules, acceleration of vesting, the type of option and the other matters necessary or desirable for, or incidental to the administration of the 2003 Plan. The 2003 Plan provides for the issuance of options under various tax regimes including, without limitation, pursuant to Sections 102 and 3(i) of the Israeli Income Tax Ordinance (New Version) 1961 (the “Ordinance”).

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

2014 Equity Incentive Plan

In March 2014, we adopted and obtained shareholder approval for our 2014 Equity Incentive Plan, which was amended as of December 18, 2018 (the “2014 Plan”). The 2014 Plan provides for the grant of options, restricted shares, RSUs and other share‑based awards to our and our subsidiaries’ and affiliates’ directors, employees, officers, consultants and advisors, among others and to any other person whose services are considered valuable to us or them, to continue as service providers, to increase their efforts on our behalf or behalf of a subsidiary or affiliate and to promote the success of our business. Following the approval of the 2014 Plan by the Israeli tax authorities, we are only granting options or other equity incentive awards under the 2014 Plan, although previously‑granted options and awards will continue to be governed by our 2003 Plan and the shares underlying such options and awards will count against the reserved pool for the 2014 Plan. The initial reserved pool under the 2014 Plan was 433,249 ordinary shares, which will automatically increase on January 1 of each year by a number of ordinary shares equal to the lowest of (i) 2% of our outstanding shares, (ii) 85,714 shares and (iii) a number of shares determined by our board of directors, if so determined prior to January 1 of the year in which the increase will occur; provided that the pool of shares reserved under the Plan shall not exceed 15% (fifteen percent) of the then outstanding shares. Pursuant to an “evergreen” provision in the 2014 Plan, the reserved pool was increased by 61,573, 77,280, 77,654, 77,723 , 77,820  and 357,143  ordinary shares as of January 1, 2016, January 1, 2018, January 1, 2019, January 1, 2020, January 1, 2021 and January 2022 , respectively, representing 2% of our outstanding shares as of each such date. We did not increase the reserved pool in 2015 or 2017.

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

We currently intend to grant awards under the 204 Plan under the capital gains track of Section 102(b)(2) of the Ordinance only to our employees, directors and officers who are not controlling shareholders and are considered Israeli residents.

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

The following table provides information regarding the outstanding options to purchase our ordinary shares, and RSUs held by each of our directors and executive officers who beneficially owns greater than 1% of our ordinary shares (after including shares underlying options or RSUs) as of March 15, 2023:

	Number of	Number of		Exercise	Vested
Name	Options	RSUs	Grant Date	Price - $	Options/RSU's	Expiration Date

Sharon Malka	17,371		24/12/2013	90.23	17,371	22/12/2023
	7,142		23/12/2015	67.06	7,142	20/12/2025
	19,285		31/12/2018	36.05	19,285	28/12/2028
	5,714		24/03/2019	34.44	4,286	21/03/2029
	11,595		23/04/2020	12.25	5,798	21/04/2030
	6,527		04/03/2021	37.52	3,264	02/03/2031
	28,572		07/06/2022	14.42	21,428	04/06/2032
		6,428	31/12/2018	0	6,428	28/12/2028
		2,857	24/03/2019	0	2,142	21/03/2029
		1,087	04/03/2021	0	544	02/03/2031
		3,571	07/06/2022	0	2,678	04/06/2032

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

Under our articles of association, our board of directors must consist of at least five and not more than nine directors, including, to the extent then required to appoint them, at least two external directors, who may be required to be appointed under the Israeli Companies Law. At any time the minimum number of directors (other than the external directors) shall not fall below three. Other than external directors, for whom special election requirements apply under the Israeli Companies Law when they are required to be elected, as detailed below, the Israeli Companies Law and our articles of association provide that directors are elected annually at the general meeting of our shareholders by a vote of the holders of a majority of the voting power represented present and voting, in person or by proxy, at that meeting. We have only one class of directors.

In accordance with the exemption available to foreign private issuers under Nasdaq rules, we are not required to comply with the requirements of the Nasdaq rules with regard to having a majority of independent directors on our board of directors, as long as we follow Israeli law and practice, in accordance with which our board of directors includes at least two external directors. However, because we have elected under the Israeli Companies Law regulations to opt-out from compliance with Israeli law requirements related to appointment of external directors and audit and compensation committee composition (as described under “External Directors” below), we are not permitted to also exempt ourselves from the Nasdaq majority independent directors requirement. Our board of directors has determined that six of our eight current directors are independent under the Nasdaq Stock Market listing rules such that we comply with the Nasdaq majority independence rule.

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

External Directors

Under the Israeli Companies Law, the boards of directors of companies, whose shares are publicly traded, including companies with shares traded in the United States, are generally required to include at least two members who qualify as external directors. Nissim Mashiach and Sharon Kochan had served as our external directors for the period following their re-election at our 2020 annual general meeting of shareholders held on June 29, 2020 until our Board elected to be governed by the exemption from appointing external directors (as described below).

Under regulations promulgated under the Israeli Companies Law, Israeli public companies whose shares are traded on certain U.S. stock exchanges, such as the Nasdaq Global Market, and that lack a controlling shareholder (as defined below) are exempt from the requirement to appoint external directors. Any such company is also exempt from the Israeli Companies Law requirements related to the composition of the audit and compensation committees of the Board. Eligibility for these exemptions is conditioned on compliance with U.S. stock exchange listing rules related to majority Board independence and the composition of the audit and compensation committees of the Board, as applicable to all listed domestic U.S. companies. Eligibility is furthermore conditioned on our election of a female or male director at any time when we hold elections of directors and the Board is then composed of solely male or solely female members.

 On December 5, 2022, in light of our Board’s determination that Clal Biotechnology Industries Ltd. is no longer a “controlling shareholder” of our company under the Israeli Companies Law definition (provided further below), the Board elected, pursuant to the Israeli Companies Law regulations, to exempt our company from compliance with the (i) requirement to appoint external directors, and (ii) required composition of the audit committee and compensation committees of the Board under the Israeli Companies Law. At the time that it made that election, our Board affirmatively determined that we meet the conditions for exemption from the external director requirement, including that a majority of the members of our Board, along with each of the members of the audit and compensation committees of the Board, are independent under the Nasdaq Listing Rules.

Under the Israeli Companies Law regulations, each of our former external directors— Nissim Mashiach and Sharon Kochan— will be entitled to continue to serve as ordinary directors, and their current term as directors will expire at the three-year anniversary of their election, on June 29, 2023 (or earlier, if our Board chooses to nominate them for re-election as ordinary directors at our 2023 annual general meeting of shareholders to be held before June 29, 2023).

Our election to exempt our company from compliance with the external director and related requirements can be reversed at any time by our Board, in which case we would need to hold a shareholder meeting to once again to appoint external directors, whose election would be for a three-year term. The election of each external director would require a majority vote of the shares present and voting at a shareholders meeting, provided that either:

•  the majority voted in favor of election includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, which we refer to as a disinterested majority; or

•  the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the election of the director does not exceed two percent (2%) of the aggregate voting rights in the company.

The term “controlling shareholder” is defined in the Israeli Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager (i.e., its CEO).

For further information concerning the Israeli Companies Law provisions related to external directors, please see “Item 6. Directors, Senior Management and Employees— C. Board Practices— Board of Directors— External Directors” in our annual report on Form 20-F for the year ended December 31, 2021, which we filed with the SEC on March 17, 2022.

Leadership Structure of the Board

In accordance with the Israeli Companies Law and our articles of association, our board of directors is required to appoint one of its members to serve as chairman of the board of directors. Our board of directors has appointed Homi Shamir to serve as chairman of the board of directors.

 Audit Committee

Israeli Companies Law composition requirements

Under the Israeli Companies Law, we are required to have an audit committee comprised of at least three directors. To the extent we are then required to appoint external directors, this committee must include all of the external directors, one of whom must serve as chairman of the committee. There are additional requirements as to the composition of the audit committee under the Israeli Companies Law. However, when we elected to exempt our company from the external director requirement, we concurrently elected to exempt our company from all of such requirements (which exemption is conditioned on our fulfillment of all Nasdaq listing requirements related to the composition of the audit committee).

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

Our audit committee consists of Sharon Kochan (chairperson), Nissim Mashiach and Stephen T. Wills, each of whom is an independent director in accordance with Rule 10A‑3(b)(1) under the Exchange Act and satisfies the independent director requirements under the Nasdaq Stock Market listing rules. All members of our audit committee meet the requirements for financial literacy under the applicable listing rules of the Nasdaq Stock Market. Our board of directors has determined that Sharon Kochan is an “audit committee financial expert,” as defined in the SEC regulations.

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

Compensation Committee and Compensation Policy

Israeli Companies Law compensation committee composition requirements

Under the Israeli Companies Law, the board of directors of a public company must appoint a compensation committee. If a company is required to appoint external directors, the committee must consist of at least three members, including all of the external directors, one of whom must serve as chairman of the committee. There are additional requirements as to the composition of the audit committee under the Companies Law. However, when we elected to exempt our company from the external director requirement, we concurrently elected to exempt our company from all of such requirements (including the three-member minimum). Our exemption under the Companies Law is conditioned on our fulfillment of all Nasdaq listing requirements related to the composition of the compensation committee.

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

Compensation policy requirements

We have adopted a compensation policy, most recently at the extraordinary general meeting of shareholders held on November 28, 2022, which policy serves as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment or other benefit in respect of employment or engagement. Under the Israeli Companies Law, the compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business plan and its long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

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

Our compensation committee consists of Nissim Mashiach (chairperson), Sharon Kochan and Stephen T. Wills, each of whom is an independent director under the Nasdaq Stock Market listing rules and each of whom satisfies the above-described additional requirements for compensation committee members under the Nasdaq rules and Exchange Act.

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

Nominating, Governance and Sustainability Committee

 Our nominating, governance and sustainability committee consists of Nachum Shamir and David Fox, with Mr. Fox serving as chair. Our board of directors has adopted a nominating committee charter setting forth the responsibilities of the committee, which include:

•	overseeing and assisting our board in reviewing and recommending nominees for election of directors;
•	assessing the performance of the members of our board; and
•
establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our business.

Research and Development Committee

The research and development committee is composed of Vickie R Driver, Stephen T. Wills, Nissim Mashiach and Sharon Malka, with Dr. Driver serving as chairperson. The primary functions of the research and development committee include:

•	overseeing the Company's scientific, technical, research and development strategy, and the implementation thereof; and
•	advising our board of directors and management regarding program prioritization, clinical development strategy, regulatory strategy and interactions, and related matters.

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

As of December 31, 2022, we had 83 employees, 73 of whom were based in Israel and 10 based throughout Europe and employed by our German subsidiary. The distribution of our employees according to main areas of activity is as follows: 10 employees in the administrative department, 24 employees in the research and development department, 39 employees in the manufacturing department and 10 employees in the sales and marketing department. As of December 31, 2022, we did not employ a significant number of temporary employees.

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

The following table sets forth information with respect to the beneficial ownership of our shares as of March 15, 2023 by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;
•	each of our directors and executive officers individually; and
•	all of our executive officers and directors as a group.
           The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. The percentage of shares beneficially owned is based on 9,474,661 ordinary shares issued and outstanding as of March 15, 2023. Ordinary shares that are issuable under stock options or RSUs that are currently exercisable or exercisable within 60 days of March 15, 2023 are deemed to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the number of shares and percentage ownership of that person. Those shares are not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person.

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

Name of Beneficial Owner	Number of Shares Beneficially Held	Percentage of Class
Directors and Executive Officers
Nacchum (Homi) Shamir	*	*
Ofer Gonen	*	*
Assaf Segal	*	*
Vickie R. Driver	*	*
Nissim Mashiach	*	*
Sharon Kochan	*	*
David Fox	*	*
Stephen T. Wills	*	*
Sharon Malka	96,127	1.01%
Boaz Gur-Lavie	*	*
Ety Klinger	*	*
Yaron Meyer	*	*
All executive officers and directors as a group (13 persons)(1)	309,285	3.30%
Principal Shareholders (who are not Directors or Executive Officers)
Clal Biotechnology Industries Ltd.(2)	1,497,414	15.80%
Point72 Associates, LLC	821,500	8.70%

________

*	Less than 1%.

(1)
Shares beneficially owned consist of 1,884,067 ordinary shares held directly or indirectly by such executive officers and directors and 268,394 ordinary shares issuable upon exercise of outstanding options that are currently exercisable or exercisable within 60 days of March 15, 2023.

(2)
Shares beneficially owned consist of: 1,172,710 ordinary shares held by Clal Life Sciences, LP, whose managing partner is Clal Application Center Ltd., a wholly-owned subsidiary of CBI; (ii) 308,811 ordinary shares held by CBI and (iii) 15,893 ordinary shares issuable upon exercise of outstanding options held directly by CBI that are currently exercisable or exercisable within 60 days of March 15, 2023. As reported on a Schedule 13D/A filed on February 13, 2023 by Access Industries Holdings LLC, Access Industries Holdings LLC indirectly owns 100% of the outstanding shares of Clal Industries Ltd., which owns 47.17% of the outstanding shares of CBI. The address of Clal Industries Ltd. is the Triangular Tower, 3 Azrieli Center, Tel Aviv 67023, Israel and the address of Access Industries Holdings LLC is c/o Access Industries Inc., 40 West 57th Street, New York, New York 10019, United States

(3)
As reported on a Schedule 13G filed on February 8, 2023, shares beneficially owned consist of: 821,500 ordinary shares held by Point72 Associates, LLC which are controlled by Point72 Asset Management, L.P. pursuant to an investment management agreement. Point72 Capital Advisors Inc. is the general partner of Point72 Asset Management.  Steven Cohen, as manager, controls each of Point72 Asset Management and Point72 Capital Advisors Inc. and their business address is 72 Cummings Point Road, Stamford, CT 06902.

Changes in Ownership of Major Shareholders

              To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2020. The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

Registered Holders

As of March 15, 2023, we had one holder of record of our ordinary shares in the United States, which is Cede & Co., the nominee of The Depository Trust Company. This shareholder held in the aggregate 82.7% of the 9,204,306 ordinary shares issued and outstanding as of Mach 15, 2023. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

B.	Related Party Transactions

Information Rights Agreement

We have entered into an information rights agreement with CBI, which provides CBI with certain information rights relating to our financial information of the company and certain other information necessary for CBI to meet Israeli Securities Law requirements. CBI is not required to reimburse us for expenses we incur in providing such information.

Registration Rights Agreement

We are party to an amended and restated registration rights agreement, dated April 6, 2021, with certain of our shareholders (the “Registration Rights Agreement”). The Registration Rights Agreement, which was approved by our shareholders at our 2021 annual general meeting of shareholders, replaced the registration rights agreement, dated March 3, 2014 (the “Original Registration Rights Agreement”), that we  had entered into in connection with our initial public offering with certain of our pre-IPO shareholders, which expired by its own terms on its seven-year anniversary. The ordinary shares held by most of our pre-IPO shareholders who were party to the Original Registration Rights Agreement were no longer entitled to registration rights under that agreement as of the time that it expired, given their ability to freely sell their shares in the open market under Rule 144 of the Securities Act. However, each of CBI and Professor Lior Rosenberg, and their affiliated entities that hold ordinary shares (consisting of Clal Life Sciences LP and L.R. Research & Development Ltd., respectively) remained entitled to registration rights as of the time of the expiration of the Original Registration Rights Agreement, and we therefore entered into the Registration Rights Agreement with them as a means of extending those rights.  The Registration Rights Agreement provides to the holders of our ordinary shares that are party to the agreement the right to demand that we file a registration statement or request that their ordinary shares be covered by a registration statement that we are otherwise filing. In May 2022, we filed, and the SEC declared effective, on June 3, 2022, a shelf registration statement on Form F-3 that registered the resale of the 1,819,780 shares that were then entitled to registration rights under the Registration Rights Agreement. That registration statement remains in effect as of the date of this Annual Report. The registration rights under the Registration Rights Agreement are described in more detail under “ITEM 10.B. Articles of Association” and in Exhibit 2.1 to this Annual Report, which is incorporated by reference in that ITEM 10.B.

Founders’ and Shareholders’ Agreement

              In January 2001, we entered into a founders’ and shareholders’ agreement (the “Founders Agreement”), with CBI, Prof. Lior Rosenberg, and LR, a private company which is wholly-owned by Prof. Rosenberg. The Founders Agreement was amended in 2006. Pursuant to the Founders Agreement, in exchange for the issuance of ordinary shares and certain rights thereunder and the payment of certain fixed amounts, Prof. Rosenberg granted to us a perpetual, exclusive, non-revocable, royalty-free, sub-licensable, worldwide license for intellectual property relating to debridement using products based on our proteolytic enzyme technology. As of the date hereof, all of the payments under the Founders Agreement were paid by us to Prof. Rosenberg in accordance with the Founders Agreement. The Founders Agreement also provided for anti-dilution, pre-emptive rights, a right of first refusal on the sale of our ordinary shares and bring-along rights, all of which were subsequently terminated. In September 2022 we entered into an additional license agreement with LR for intellectual property rights related to  the development of a synthetic hyaluronic acid polyurethane dressing for debrided and non-debrided burns. Under this license LR received an upfront payment of $150,000.

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

Options

Since our inception, we have granted options to purchase our ordinary shares to our directors and executive officers. Such option agreements may contain acceleration provisions upon certain merger, acquisition or change of control transactions. We describe our option plans under “ITEM 6.B. Compensation—2003 Israeli Share Option Plan” and “ITEM 6.B. Compensation—2014 Equity Incentive Plan.” Upon the consummation of a merger or acquisition transaction, an executive officer’s options will be assumed or substituted by the surviving company, if applicable, or, in the compensation committee’s sole discretion, will vest immediately or be amended, modified or terminated. Our compensation committee approved accelerated vesting in the case of a merger or an acquisition transaction for certain of our directors and executive officers with respect to the option agreements dated December 23, 2015, June 22, 2017, January 16, 2018, December 31, 2018, May 2, 2019, April 23, 2020, March 4, 2021 and February 15, 2023.

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

Settlement of Litigation Involving Our Company and Teva

Under a previously reported settlement agreement, as amended, we are obligated to pay Teva  up to $10.2 million of which twelve quarterly equal installments are being paid during the period commencing on January 1, 2021 and ending on December 31, 2023. In addition, commencing on January 1, 2021, we agreed to pay Teva an aggregate annual amount of $1 million in four quarterly equal installments, unless we do not recognize any revenues generated from the sale or license of NexoBrid in any such quarter, up to an aggregate amount equal to $7.2 million regardless of the number of quarters required for purposes of the payment of such aggregate amount. we also agreed to indemnify Teva and its controlled affiliates from and against claims relating to a certain milestone related to PolyHeal under an agreement associated with our collaboration agreements with Teva, for up to an amount of $10.2 million, if a notice of such claim has been received by us prior to December 31, 2023.

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

   A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this Annual Report. Other than as disclosed below, the information called for by this Item is set forth in Exhibit 2.1 to this Annual Report on Form 20-Fm which is incorporated by reference into this Annual Report.

Election of directors

   Our ordinary shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a meeting of shareholders have the power to elect each of our directors. Under our articles of association, our board of directors must consist of at least five and not more than nine directors, including, when we are then required to appoint them (we are not current required to do so), at least two external directors appointed under the Israeli Companies Law. At any time the minimum number of directors (other than the external directors) shall not fall below three. Pursuant to our articles of association, each of our directors, other than the external directors, for whom special election requirements apply under the Israeli Companies Law, will be appointed by a simple majority vote of holders of our voting shares, participating and voting at an annual general meeting of our shareholders. Each director will serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal by a vote of the majority voting power of our shareholders at a general meeting of our shareholders or until his or her office expires by operation of law, in accordance with the Israeli Companies Law. Our articles of association allow our board of directors to appoint directors to fill vacancies on the board of directors to serve until the next annual general meeting of shareholders. External directors are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances, and may be removed from office pursuant to the terms of the Israeli Companies Law. Under regulations promulgated under the Israeli Companies Law, Israeli public companies whose shares are traded on certain U.S. stock exchanges, such as the Nasdaq Global Market and that lack a controlling shareholder are exempt from the requirement to appoint external directors. See “ITEM 6.C. Board Practices—Board of Directors and External Directors.”

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

If not exempt, a non-Israeli resident shareholder would generally be subject to tax on capital gain at the ordinary corporate tax rate (23% in 2022), if generated by a company, or at the rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “substantial shareholder” (as defined under the Tax Ordinance), at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include, among others, the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation (23% in 2022) and a marginal tax rate of up to 47% for an individual in 2022 (excluding excess tax as discussed below)) unless contrary provisions in a relevant tax treaty apply.

Additionally, a sale of shares by a non‑Israeli resident may also be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “United States‑Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the United States‑Israel Tax Treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the United States‑Israel Tax Treaty (a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition can be attributable to a permanent establishment of the shareholder maintained in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital of a company during any part of the 12‑month period preceding such sale, exchange or disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for a period or periods aggregating to 183 days or more during the relevant taxable year. In each case, the sale, exchange or disposition of our ordinary shares would be subject to such Israeli tax, to the extent applicable; However, under the United States‑Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not provide such credit against any U.S. state or local taxes.

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

Taxation of non‑Israeli shareholders on receipt of dividends

Non‑Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% unless a relief is provided in a treaty between Israel and a shareholder's country of residence (provided that a valid certificate from the Israeli Tax Authority allowing for a reduced withholding tax rate is obtained in advance). With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding 12 months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether or not the recipient is a substantial shareholder), unless relief is provided in a treaty between Israel and the shareholder’s country of residence and provided that a valid certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance. However, a distribution of dividends to non‑Israeli residents is generally subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to a Beneficiary Enterprise, or such a reduced tax rate as may be provided under an applicable tax treaty (provided that a valid certificate from the Israel Tax Authority allowing for a reduced withholding tax rate or such lower tax rate as may be provided in an applicable tax treaty is obtained in advance). For example, under the United States‑Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by an Approved Enterprise or Beneficiary Enterprise, that are paid to a U.S. corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise or Beneficiary Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for such a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. The aforementioned rates under the United States-Israel Tax Treaty would not apply if the dividend income is derived through a permanent establishment of the U.S. resident in Israel. If the dividend is attributable partly to income derived from an Approved Enterprise, Beneficiary Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding a certain level, which amount is linked to the annual change in the Israeli consumer price index, including but not limited to, dividends, interest and capital gain. In 2022, the additional tax was at a rate of 3% on annual income exceeding NIS 663,240.

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

Based on our current estimates of our gross income and the estimated fair market value of our gross assets and the nature of our business, we do not believe we were classified as a PFIC for the taxable year ending December 31, 2022. However, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. Further, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares or an increase in the value of our passive assets (including cash and short term investments) may result in our becoming a PFIC. There can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized  ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below) and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long‑term capital gains discussed above under “Distributions.” Certain elections may be available that would result in an alternative treatment (such as mark‑to‑market treatment) of our ordinary shares.

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

J.          Annual Report to Security Holders

Not Applicable.

 Item 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in interest rates and inflation. We regularly assess currency, interest rate and inflation risks to minimize any adverse effects on our business as a result of those factors.

Foreign Currency Risk

The U.S. dollar is our functional and reporting currency. A significant portion of our operating expenses are denominated in Israeli shekels, accounting for approximately 44%, 45% and 47% of our operating expenses in the years ended December 31, 2020, 2021 and 2022, respectively. We also have expenses in other non‑dollar currencies, in particular the Euro, and for the next few years, we expect that a substantial portion of our revenues will be denominated in U.S dollar. A devaluation of the shekel in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our expenses or payables that are payable in shekels, unless those expenses or payables are linked to the U.S. dollar. Conversely, any increase in the value of the shekel in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our unlinked shekel expenses, which would have a negative impact on our profit margins.

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

The following table presents information about the changes in the exchange rates of the shekel against the U.S. dollar and changes in the exchange rates of the Euro against the U.S. dollar:

	Appreciation (Devaluation) of
Period	Shekel against the U.S. dollar (%)	Euro against the U.S. dollar (%)

2020	7.0	8.0
2021	3.3	7.7
2022	(13.2)	5.8

 A 10% increase (decrease) in the value of the NIS and Euro against the U.S. dollar would have increased (decreased) our net profit by (loss) approximately $1.65 million for the year ended December 31, 2022.

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

 PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a‑15(e) and 15d‑15(e) under the Exchange Act) as of December 31, 2022. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2022, our disclosure controls and procedures were effective.

(b) Management Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a‑15(f) and 15d‑15(f) under the Exchange Act.

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2022.

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

Item 16B. CODE OF ETHICS

We have adopted a code of business conduct and ethics applicable to our executive officers, directors and all other employees. A copy of the code is delivered to every employee of MediWound Ltd. and its subsidiaries and is available to our investors and others on our website http://ir.mediwound.com/ or by contacting our investor relations department. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. Any waivers of this code for executive officers or directors will be disclosed through the filing of a Form 6‑K or on our website. We granted no waivers under our code of ethics in 2022.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We paid the following fees for professional services rendered by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, who was our independent registered public accounting firm until April 28, 2021:

	2021	2022
Audit Fees	$75,000	$—
Audit‑Related Fees	—	—
Tax Fees	—	—
Total	$75,000	$—

We also paid the following fees for professional services rendered by Somekh Chaikin, a member firm of KPMG International Haifa, Israel, Auditor firm ID: 1057, who became our independent registered public accounting firm on June 15, 2021 for the year ended December 31, 2022 and 2021:

	2021	2022
Audit Fees	$170,000	$270,000
Audit‑Related Fees	—	—
Tax Fees	15,000	28,549
Total	$185,000	$298,549

“Audit fees” are the aggregate fees paid for the audit of our annual financial statements for the years 2022 and 2021. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

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

Item 16I.  Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

[Not applicable.]

PART III

Item 17. FINANCIAL STATEMENTS

Not applicable.

Item 18. FINANCIAL STATEMENTS

See pages F‑1 through F-50 of this annual report.

Item 19. EXHIBITS

Exhibit No.	Description

1.1	Amended and Restated Articles of Association of the Registrant, as amended

1.2	Memorandum of Association of the Registrant(1)

2.1	Description of Securities

4.1	Amended and Restated Registration Rights Agreement dated April 6, 2021 by and among the Registrant and certain shareholders of the Registrant(2)

4.2	Information Rights Agreement by and between Clal Biotechnology Industries Ltd. and the Registrant(1)

4.3	Founders and Shareholders Agreement, dated January 2001, by and among Clal Biotechnology Industries Ltd., L.R. R & D Ltd., Professor Lior Rosenberg and the Registrant(3)

4.4	Patent Purchase Agreement, dated November 24, 2010, by and between the Registrant and L.R. R & D Ltd.(3)

4.5	Form of Indemnification Agreement(16)

4.6	Supply Agreement, dated January 11, 2001, as amended, by and between the Registrant and Challenge Bioproducts Corporation Ltd.†(3)

4.7	License Agreement, dated September 22, 2000, as amended, by and between the Registrant and Mark Klein†(3)

4.8	2003 Israeli Share Option Plan(3)

4.9	2014 Equity Incentive Plan(4)

4.10	MediWound Ltd.’s Compensation Policy for Executive Officers and Directors(5)

4.11.1	BARDA Contract, dated September 29, 2015, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority†(6)

4.11.2	Modification to the BARDA Contract, dated October 7, 2015, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority(7)

4.11.3	Modification to the BARDA Contract, dated January 29, 2017, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority†(8)

4.11.4	Modification to the BARDA Contract, dated July 9, 2017, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority(9)

4.11.5	Modification to the BARDA Contract, dated May 24, 2019, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority(4)

4.11.6	Modification to the BARDA Contract, dated February 28, 2020, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority(6)

4.11.7	Modification to the BARDA Contract, dated February 9, 2022, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority†(17)

4.13	BARDA Contract, dated September 30, 2018, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority†(10)

4.14.1	Unprotected Sub‑Lease Agreement, dated March 18, 2018, by and between the Registrant and Clal Life Sciences L.P. (unofficial English translation of Hebrew original) (11)

4.14.2	Addendum to Sub‑Lease Agreement, dated March 18, 2018, by and between the Registrant and Clal Life Sciences L.P. (unofficial English translation of Hebrew original) (12)

4.15
Settlement Agreement and Mutual General Release, dated as of March 24, 2019, by and among Teva Pharmaceuticals Ltd. and MediWound Ltd. and Certain Indemnity in connection with Settlement Agreement dated as of March 24, 2019 by MediWound Ltd.(13)

4.16	Amendment No. 1 to Settlement Agreement and Mutual General Release as of December 13, 2020, by and among Teva Pharmaceuticals Ltd. and MediWound Ltd.(6)

4.17	License Agreement, dated as of May 6, 2019, by and between the Registrant and Vericel Corporation† (14)

4.18	Supply Agreement, dated as of May 6, 2019, by and between the Registrant and Vericel Corporation† (15)

4.19	Form of Series A Ordinary Share Purchase Warrant issued in September 2022 pursuant to a registered direct offering of the Registrant (18)

4.20	Form of Series A Ordinary Share Purchase Warrant issued in October 2022 pursuant to a private placement (PIPE) of the Registrant (19)

4.21	Form of Placement Agent Ordinary Share Purchase Warrant issued by the Registrant in October 2022 to its exclusive placement agent for its registered direct offering and PIPE (20)

4.22	Registration Rights Agreement, entered into in October 2022, by and between the Registrant and the purchasers of its securities in a registered direct offering (21)

8.1	List of subsidiaries of the Registrant(6)

12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a‑14(a) and 15d‑14(a) as adopted pursuant to §302 of the Sarbanes‑Oxley Act of 2002

12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a‑14(a) and 15d‑14(a) as adopted pursuant to §302 of the Sarbanes‑Oxley Act of 2002

13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes‑Oxley Act of 2002, furnished herewith

13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes‑Oxley Act of 2002, furnished herewith

15.1	Consent of Somekh Chaikin, a member firm of KPMG International, an independent registered public accounting firm

15.2	Consent of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, an independent registered public accounting firm

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline XBRL document)

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

(16)
Previously furnished to the SEC on June 9, 2022 as Appendix A to the Registrant’s proxy statement for its 2022 annual general meeting of shareholders held on July 19, 2022, attached as Exhibit 99.1 to the Registrant’s report of foreign private issuer on Form 6‑K (File No. 001‑36349) and incorporated by reference herein.

(17)
Previously filed with the SEC on March 17, 2022 as Exhibit 4.11.7 to the Registrant’s annual report on Form 20‑F for the year ended December 31, 2021 (File No. 001‑36349) and incorporated by reference herein.

(18)	Previously furnished to the SEC on September 26, 2022 as Exhibit 4.1 to the Registrant’s report of foreign private issuer on Form 6‑K (File No. 001‑36349) and incorporated by reference herein.
(19)	Previously furnished to the SEC on September 26, 2022 as Exhibit 4.2 to the Registrant’s report of foreign private issuer on Form 6‑K (File No. 001‑36349) and incorporated by reference herein.
(20)	Previously furnished to the SEC on September 26, 2022 as Exhibit 4.4 to the Registrant’s report of foreign private issuer on Form 6‑K (File No. 001‑36349) and incorporated by reference herein.
(21)	Previously furnished to the SEC on September 26, 2022 as Exhibit 10.3 to the Registrant’s report of foreign private issuer on Form 6‑K (File No. 001‑36349) and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MediWound Ltd.

Date: March 16, 2023	By: /s/ Boaz Gur-Lavie
Boaz Gur-Lavie
Chief Financial Officer

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

- - - - - - - - - - - - - - - - - - - - -

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
MediWound Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of MediWound Ltd. and its subsidiaries (hereinafter – “the Company”) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss and other comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for each of the years in the two‑year period ended December 31, 2022, and the related notes (collectively, “the consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Critical Audit Matter

Israeli Innovation Authority grant liability

As discussed in Notes 3g and 13 to the consolidated financial statements, in previous years the Company received grants from the Israeli Innovation Authority (“IIA”) to finance its research and development efforts. These grants were recognized as a liability to the extent the Company expected to refund them through royalties on its revenues derived from sales of products or services developed in whole or in part using the grants. The amount of the liability is reexamined each period using the Company’s updated future revenue forecasts discounted to their present value. Any changes in the IIA grant liability are recognized in profit or loss. The IIA grant liability was $7,566 thousand as of December 31, 2022.

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
March 16, 2023

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Kost Forer Gabbay & Kasierer 144 Menachem Begin Rd. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and
Board of Directors of

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of MediWound Ltd and subsidiaries (the "Company") as of December 31, 2020, the related consolidated statements of comprehensive or loss, shareholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Liabilities in respect of Israel Innovation Authority (IIA) grants

Description of the matter
As more fully described in Note 16b to the consolidated financial statements, under the Research and Development Lawthe Company undertook to pay royalties of 3% on the revenues derived from sales of products or services developed in whole or in part using IIA grants, up to the amount of total grants received, plus LIBOR interest. The liability to the IIA is measured at amortized cost using the effective interest method and amounted as of December 31, 2020 to $7,529 thousands.

Auditing the Company's IIA contingent liability involved a high degree of subjectivity as it is based on assumptions about future revenues forecast, such as long-term demand for the Company’s products and licenses and revenue growth rates. These significant assumptions are forward looking and could be affected by future economic and market conditions.

How we addressed the matter in our audit
Our substantive audit procedures included, among others, evaluating the significant assumptions and operating data used. For example, we analyzed the reasonableness of significant assumptions used to estimate future revenues based on historical trends, we did look back analyses, we obtained support to evaluate the accuracy of the data used in management's calculation and performed some independent recalculations.

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 25, 2021	A Member of Ernst & Young Global

We have served as the Company's auditor since 2001 to 2020

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Consolidated Statements of Financial Position

U.S. dollars in thousands

		As of December 31
	Note	2022	2021

Cash and cash equivalents	4	33,895	11,046
Trade receivables	5	9,332	1,779
Inventories	6	1,963	1,200
Other receivables	7, 24	650	927
Total current assets		45,840	14,952

Other receivables	8	364	469
Property, plant and equipment, net	9	2,366	2,478
Right-of-use assets, net	10	1,215	1,548
Intangible assets, net	11	231	297
Total non-current assets		4,176	4,792

Total assets		50,016	19,744

Current maturities of long-term liabilities		2,242	2,408
Trade payables and accrued expenses		5,656	4,693
Other payables	12, 24	4,159	3,620
Total current liabilities		12,057	10,721

Deferred revenues		-	119
Warrants, net	18c	15,606	-
Liabilities in respect of IIA grants	13, 16b	7,445	7,885
Liabilities in respect of TEVA	16c	2,788	3,922
Lease liabilities	10	846	1,391
Severance pay liability, net	15	360	288
Total non-current liabilities		27,045	13,605

Total liabilities		39,102	24,326

Shareholders' equity:	18
Ordinary shares of NIS 0.01 par value:
Authorized * : 12,857,143 shares as of December 31, 2022 and 7,142,858 shares as of December 31, 2021; Issued and Outstanding 7,240,020 shares as of December 31, 2022 and 3,896,117 shares as of December 31, 2021		143	75
Share premium		178,882	143,869
Foreign currency translation reserve		(5)	(19)
Accumulated deficit		(168,106)	(148,507)
Total equity (deficit)		10,914	(4,582)

Total liabilities and equity		50,016	19,744

The accompanying notes are an integral part of the consolidated financial statements.

* Restated to reflect 1:7 reverse ratio of shares (See note 18b)

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Consolidated Statements of Profit or Loss and Other Comprehensive Income or Loss

U.S. dollars in thousands (except of share and per share data)

		Year Ended December 31
	Note	2022	2021	2020
Revenues from sale of products		5,347	9,613	7,445
Revenues from development services		12,943	12,372	13,935
Revenues from license agreements		8,206	1,778	383
Total revenues	22a	26,496	23,763	21,763

Cost of revenues from sale of products		3,184	4,983	3,151
Cost of revenues from development services		9,829	9,907	11,067
Cost of revenues from license agreements		318	102	-
Total cost of revenues	22b	13,331	14,992	14,218

Gross profit		13,165	8,771	7,545

Research and development	22c	10,181	10,256	7,698
Selling and marketing	22d	3,725	3,388	3,228
General and administrative	22e	6,920	6,348	5,459
Other expenses	22f	684	-	-
Total operating expenses		21,510	19,992	16,385

Operating loss		(8,345)	(11,221)	(8,840)

Financial income		461	11	843
Financial expense		(11,637)	(2,314)	(1,279)
Financing expenses, net	22g	(11,176)	(2,303)	(436)

Loss before taxes on income		(19,521)	(13,524)	(9,276)

Taxes on income		(78)	(27)	-

Loss from continuing operations		(19,599)	(13,551)	(9,276)
Profit from discontinued operations	16c,21	-	-	80

Net loss for the year		(19,599)	(13,551)	(9,196)

Other comprehensive income (loss):
Foreign currency translation adjustments		14	21	(23)
Total comprehensive loss		(19,585)	(13,530)	(9,219)

Loss per share data	23,18

Total basic and diluted net loss per share - USD		(3.93)	*(3.48)	*(2.38)

Number of shares used in calculating basic loss per share		4,987,069	*3,892,068	*3,882,692

*Restated to reflect 1:7 reverse ratio of shares (See note 18b)

The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

U.S. dollars in thousands

	Share capital		Share premium		Foreign currency translation reserve	Accumulated deficit	Total equity (deficit)

Balance as of January 1, 2022	75		143,869		(19)	(148,507)	(4,582)

Net loss	-		-		-	(19,599)	(19,599)
Other comprehensive income	-		-		14	-	14
Total comprehensive loss	-		-		14	(19,599)	(19,585)
Exercise of options	(*	)	(*	)	-	-	(* )
Issuance of ordinary shares, net of issuance expenses (see note 18c)	40		17,389		-	-	17,429
Exercise of pre-funded warrants (see note 18c)	28		15,678		-	-	15,706
Share-based compensation	-		1,946		-	-	1,946
Balance as of December 31, 2022	143		178,882		(5)	(168,106)	10,914

Balance as of January 1, 2021	75		142,193		(40)	(134,956)	7,272

Net loss	-		-		-	(13,551)	(13,551)
Other comprehensive income	-		-		21	-	21
Total comprehensive loss	-		-		21	(13,551)	(13,530)
Exercise of options	(*	)	3		-	-	3
Share-based compensation	-		1,673		-	-	1,673
Balance as of December 31, 2021	75		143,869		(19)	(148,507)	(4,582)

Balance as of January 1, 2020	75		140,871		(17)	(125,760)	15,169

Net loss	-		-		-	(9,196)	(9,196)
Other comprehensive loss	-		-		(23)	-	(23)
Total comprehensive loss	-		-		(23)	(9,196)	(9,219)
Exercise of options	(*	)	(*	)	-(* )	-	(* )
Share-based compensation	-		1,322		-	-	1,322
Balance as of December 31, 2020	75		142,193		(40)	(134,956)	7,272

* Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020
Cash flows from operating activities:
Loss for the year	(19,599)	(13,551)	(9,196)

Adjustments to reconcile net loss to net cash used in continuing operating activities:

Adjustments to profit and loss items:
Profit from discontinued operation	-	-	(80)
Depreciation and amortization	1,272	1,238	1,090
Share-based compensation	1,946	1,673	1,322
Revaluation of warrants accounted at fair value	8,977	-	-
Issuance expenses of warrants through profit and loss	1,911	-	-
Revaluation of liabilities in respect of IIA grants	(132)	919	828
Revaluation of liabilities in respect of TEVA	533	590	(433)
Revaluation of lease liabilities	(109)	188	305
Increase in severance pay liability, net	109	13	33
Net financing income	(74)	(11)	(297)
Un-realized foreign currency loss (gain)	525	(137)	(211)

	14,958	4,473	2,557
Changes in asset and liability items:
Decrease (increase) in trade receivables	(7,582)	929	1,386
Decrease (increase) in inventories	(721)	257	141
Decrease (increase) in other receivables	364	(763)	(13)
Increase (decrease) in trade payables and accrued expenses	414	1,723	(1,096)
Increase (decrease) in other payables and deferred revenues	281	(1,984)	(479)

	(7,244)	162	(61)

Net cash used in continuing operating activities	(11,885)	(8,916)	(6,700)

Net cash used in discontinued operating activities	-	-	(195)

Net cash used in operating activities	(11,885)	(8,916)	(6,895)

The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020
Cash flows from investing activities:

Purchase of property and equipment	(555)	(489)	(923)
Interest received	74	35	274
Proceeds from short term bank deposits, net	-	4,002	18,034

Net cash (used in) provided by investing activities	(481)	3,548	17,385

Cash flows from financing activities:

Repayment of leases liabilities	(701)	(693)	(508)
Proceeds from exercise of options	(* )	3	(* )
Proceeds from exercise of pre-funded warrants	10	-	-
Proceeds from issuance of shares and warrants, net	38,380	-	-
Repayment of IIA grants, net	(258)	(360)	(121)
Repayment of liabilities in respect of TEVA	(1,667)	-	-

Net cash provided by (used in) continuing financing activities	35,764	(1,050)	(629)

Exchange rate differences on cash and cash equivalent balances	(549)	88	273

Increase (decrease) in cash and cash equivalents from continuing activities	22,849	(6,330)	10,329
Decrease in cash and cash equivalents from discontinued activities	-	-	(195)
Balance of cash and cash equivalents at the beginning of the year	11,046	17,376	7,242

Balance of cash and cash equivalents at the end of the year	33,895	11,046	17,376

Supplement disclosure of Non-cash transactions:
ROU asset, net recognized with corresponding lease liability	117	155	261

* Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 1:	General

a.	Description of the Company and its operations:

MediWound Ltd. Was incorporated in Israel. The Company which is located in Yavne, Israel (The "Company" or "MediWound"), is biopharmaceutical company that develops, manufactures and commercializes novel, cost effective, bio-therapeutic, non-surgical solutions for tissue repair and regeneration. The Company’s strategy leverages its breakthrough enzymatic technology platform into diversified portfolio of biotherapeutics across multiple indications to pioneer solutions for unmet medical needs. The Company’s current portfolio is focused on next-generation protein-based therapies for burn care, wound care and tissue repair.

The Company's first innovative biopharmaceutical product, NexoBrid, has received in December 2022, an approval from the U.S. Food and Drug Administration (“FDA”) and marketing approval in each of India, Switzerland and Japan. In addition its has a marketing authorization from the European Medicines Agency (“EMA”) and regulatory agencies in other international markets for removal of dead or damaged tissue, known as eschar, in adults with deep partial and full thickness thermal burns.

The Company commercialize NexoBrid globally through multiple sales channels.
•	The Company sell NexoBrid to burn centers in the European Union, United Kingdom and Israel, primarily through its commercial organizations.
•
The Company have established local distribution channels in multiple international markets, focusing on Asia Pacific, EMEA, CEE and LATAM, which local distributors are also responsible for obtaining local marketing authorization within the relevant territories.

•	In the United States, the Company entered into exclusive license and supply agreements with Vericel Corporation (“Vericel”) to commercialize NexoBrid in North America upon FDA approval.

On September 20, 2022, The Company announced that EMA has validated for review the Type II Variation to expand the currantly approved indication for NexoBrid (removal of eschar in adults with deep partial-and full-thickness thermal burn wounds) into the pediatric population.

The Company’s second investigational next-generation enzymatic therapy product, EscharEx, a topical biological drug being developed for debridement of chronic and other hard-to-heal wounds, is currently under discussions with the FDA regarding the pivotal Phase 3 study design.

The third clinical-stage innovative product candidate, MW005, is a topical applied biological drug candidate for the treatment of non-melanoma skin cancers. A U.S. phase 1/2 study of MW005 for the treatment of low-risk basal cell carcinoma (BCC) was initiated in July 2021, and an investigator-initiated phase II trial of MW005 in non-melanoma skin cancer is being conducted in parallel in Israel. In December 2022, the Company announced final positive results from the study. Based on the positive results, The Company plan to continue enrolling patients in its Phase 1/2 study.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 1:	General (Cont.)

b.	The Company's securities are listed for trading on NASDAQ since March 2014.

On November 28, 2022, the Company’s shareholders general meeting has approved a reverse stock split. Following to that approval, on December 5, 2022, the Company’s board of directors approved a reverse stock split, in a range of 1-for-7 ratio. The reverse split went effective on December 20, 2022.(see also Note 18b).

During March, September and October 2022, the Company completed a series of capital public and private offerings. The gross proceeds before deducting underwriting discounts and commissions and offering expenses, were approximately $41,700. (see also Note 25).

c.
The Company has three wholly owned subsidiaries: MediWound Germany GmbH, acting as Europe (“EU”) marketing authorization holder and EU sales and marketing arm, and MediWound UK Limited and MediWound US, Inc. which are currently inactive companies.

d.
The Company awarded two contracts with the U.S. Biomedical Advanced Research and Development Authority ("BARDA") valued at up to $200,000 for the advancement of the development, manufacturing and emergency readiness for NexoBrid deployment as well as the procurement of NexoBrid as a medical countermeasure as part of BARDA preparedness for mass casualty events. In February 2022 BARDA has expanded its awarded contract providing supplemental funding of approxemently $9,000 to support the NexoBrid BLA resubmission to the FDA and the continuous expanded access program.

e.
On February 17, 2022 the Company engaged with the U.S. Department of Defense (DoD), through the Medical Technology Enterprise Consortium (MTEC), for a $1,800 contract for the development of NexoBrid as a non-surgical solution for field-care burn treatment for the U.S. Army.

Note 2: Basis of Preparation of the Consolidated Financial Statements

a.	Statement of compliance with International Financial Reporting Standards

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These consolidated financial statements were approved by the board of directors on March 16, 2023.

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

The preparation of financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

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

•	Fair value estimations of warrants

The Company completed financing transactions in which it issued shares and warrants to purchase additional shares. The fair value of the warrants, which are not traded on an active market, is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates.

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

Depreciation is calculated on a straight‑line basis over the useful life of the assets at annual rates as follows:

%
Office furniture	7-10
Manufacturing machinery and lab equipment	15-33
Computers	33
Leasehold improvements	See below

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 3:	Significant Accounting Policies (Cont.)

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

f.	Intangible assets, net:

Separately acquired intangible assets with finite useful life are measured on initial recognition at cost.

Intangible assets are amortized over their useful life using the straight‑line method beginning in the period in which the intangible assets generates net cash inflows to the Company. The useful life is over the length of the patent or knowledge life. The intangible assets are reviewed for impairment at each reporting date until they begin generating net cash inflows and subsequently whenever there is an indication that the asset may be impaired

g. Liability in respect of Israeli Innovation Authority ("IIA"):

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

h.	Leases:

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

The Company’s revenue-generating arrangements typically include licensing arrangements, which comprise of upfront license fees, milestone payments and/or royalties and products sale arrangements.

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

In 2019, the Company entered into exclusive license and supply agreements with Vericel to commercialize NexoBrid in North America (see Note 22). The Company identified three distinct performance obligations: (1) license rights (2) development services for BLA approval and (3) manufacturing and supply of NexoBrid.

Since the manufacturing and development services are at market value, then the upfront payment was fully attributed to the license performance obligation and as such revenues are recognized at the point in time that control of the license is transferred to the customer.

Future milestone payments are considered variable consideration and are subject to the variable consideration constraint, i.e. will be recognized once concluded that it is “probable” that a significant reversal of the cumulative revenues recognized under the contract will not occur in future periods when the uncertainty related to the variable considerations are resolved. (see Note 22).

Revenues from royalties under this agreement will be payable based on future commercial sales, up on an occurrence.

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

Revenues from the sale of products:

The Company generates revenues from sales of its innovative biopharmaceutical product, NexoBrid, to burn centers and hospital burn units in Europe, U.S Israel and local international markets through its its commercial organizations and local distributors.

Revenues from sale of goods is recognized in profit or loss at the point in time when the control of the goods is transferred to the customer, generally upon delivery of the goods to the customer. The transaction price is the amount of the consideration that is expected to be received based on the contract terms.

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

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 3:	Significant Accounting Policies (Cont.)

k.	Impairment of non-financial assets:

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

l.	Financial instruments:

The accounting policy for financial instruments in accordance with IFRS 9, "Financial Instruments" ("the Standard") is as follows:

1.	Financial assets:

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

m.	Warrants:

Receipts in respect of warrants are classified as equity to the extent that they confer the right to purchase a fixed number of shares for a fixed exercise price. In the event that the exercise price or the numbers of shares to be issued are not deemed to be fixed (for example, in case of net share settlement provision), or warrants redemption in cash on the occurrence of Fundamental Transaction the warrants are classified as a non-current derivative financial liability. This liability is initially recognized at its fair value on the date the contract is entered into and subsequently accounted for at fair value at each reporting date. The fair value changes are charged to non-operating income and expense on the statement of comprehensive income or loss. Issuance costs allocable to warrants are also recorded as non-operating expense on the statement of comprehensive income or loss.

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

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 3:	Significant Accounting Policies (Cont.)

r.	Profit / Loss per share:

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year, adjusted for treasury shares. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders of the Company and the weighted average number of ordinary shares outstanding, after adjustment for treasury shares, for the effects of all dilutive potential ordinary shares, which comprise of warrants, share options and share options granted to employees.

s.	New standards, amendments to standards and interpretations not yet adopted:

Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current (amendment to IAS 1)

The Amendment to IAS 1 replaces certain requirements for classifying liabilities as current or non-current. According to the Amendment, a liability will be classified as non-current when the entity has the right to defer settlement for at least 12 months after the reporting period, and it "has substance" and is in existence at the end of the reporting period.

According to the subsequent amendment, as published in October 2022, covenants with which the entity must comply after the reporting date, do not affect classification of the liability as current or non-current. Additionally, the subsequent amendment adds disclosure requirements for liabilities subject to covenants within 12 months after the reporting date, such as disclosure regarding the nature of the covenants, the date they need to be complied with and facts and circumstances that indicate the entity may have difficulty complying with the covenants Furthermore, the Amendment clarifies that the conversion option of a liability will affect its classification as current or non-current, other than when the conversion option is recognized as equity.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 4:	Cash and Cash Equivalents

	December 31
	2022	2021

Balance in USD	24,475	7,735
Balance in other currencies	9,420	3,311

	33,895	11,046

Note 5:	Trade Receivables

	December 31,
	2022	2021

Vericel (Note 17b)	7,500	-
BARDA (Note 17a)	701	1,085
Other trade receivables	1,133	696
Less provision for impairment	(2)	(2)

	9,332	1,779

Note 6:          Inventories

	December 31,
	2022	2021

Raw materials	913	694
Finished goods	1,050	506

	1,963	1,200

Note 7:	Other Receivables- Short Term

	December 31,
	2022	2021

Government authorities	193	141
Contract asset related to BARDA	-	347
Prepaid expenses and other	457	439

	650	927

Note 8:	Other Receivables- Long Term

	December 31,
	2022	2021

Income receivables	180	280
Restricted bank deposits (1)	184	189

	364	469

(1)	Restricted bank deposits which are primarily used as security for the Company’s office leases.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 9:         Property, Plant And Equipment, Net

Cost	Office furniture	Manufacturing machinery and lab equipment	Computers	Leasehold improvements	Total

Balance as of January 1, 2022	257	4,764	176	3,137	8,334
Additions	37	327	49	142	555
Disposals	-	-	(59)	-	(59)
Foreign currency translation	(1)	-	-	-	(1)

Balance as of December 31, 2022	293	5,091	166	3,279	8,829

Balance as of January 1, 2021	332	4,775	169	2,904	8,180
Additions	18	193	45	233	489
Disposals	(89)	(205)	(36)	-	(330)
Foreign currency translation	(4)	1	(2)	-	(5)

Balance as of December 31, 2021	257	4,764	176	3,137	8,334

Accumulated Depreciation

Balance as of January 1, 2022	133	3,370	94	2,259	5,856
Additions	25	448	62	132	667
Disposals	-	-	(59)	-	(59)
Foreign currency translation	(1)	-	-	-	(1)

Balance as of December 31, 2022	157	3,818	97	2,391	6,463

Balance as of January 1, 2021	204	3,092	76	2,178	5,550
Additions	22	483	55	81	641
Disposals	(89)	(204)	(35)	-	(328)
Foreign currency translation	(4)	(1)	(2)	-	(7)

Balance as of December 31, 2021	133	3,370	94	2,259	5,856

Carrying amounts of all fixed asset items
December 31, 2022	136	1,273	69	888	2,366
December 31, 2021	124	1,394	82	878	2,478

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 10:	Leases

a.	Lease Agreements:

The Company's offices and its production facility in Israel are located in a building that the Company leases from its Related party (see Note 24a), in accordance with a sub-lease agreement. The Company subleases approximately 3,000 square meters of laboratory, office and clean rooms space at a monthly rent fee NIS 125 (approximately $40). This sub-lease agreement was amended on October 2021, to extand the priod up to October 2025 which was included in the calculation of the lease liability and RoU asset.

In addition the Company and its subsidiary have lease agreements for 13 vehicles for a the remaining period of one year in average.

b.	Amounts recognized in profit or loss and in the statement of cash flows

	Year ended December 31,
	2022	2021

Interest expense on lease liabilities	102	120
Depreciation expenses relating to short-term leases	537	531
Cash outflow for leases	701	693

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

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 10: Leases (Cont.)

c.	Disclosures in respect of Right- of- Use assets:

	Buildings	Motor vehicles	Total
Cost
Balance as of January 1, 2022	2,267	654	2,921
New leases	-	125	125
Adjustments for indexation	74	9	83
Disposals	-	(238)	(238)

Balance as of December 31, 2022	2,341	550	2,891

Accumulated depreciation
Balance as of January 1, 2022	1,028	345	1,373
Depreciation and amortization	314	225	539
Disposals	-	(236)	(236)

Balance as of December 31, 2022	1,342	334	1,676

Depreciated cost
Balance as of December 31, 2022	999	216	1,215

	Buildings	Motor vehicles	Total
Cost
Balance as of January 1, 2021	2,225	512	2,737
New leases	-	162	162
Adjustments for indexation	42	7	49
Disposals	-	(27)	(27)

Balance as of December 31, 2021	2,267	654	2,921

Accumulated depreciation
Balance as of January 1, 2021	698	155	853
Depreciation and amortization	330	201	531
Disposals	-	(11)	(11)

Balance as of December 31, 2021	1,028	345	1,373

Depreciated cost
Balance as of December 31, 2021	1,239	309	1,548

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 10:	Leases (Cont.)

d.	Disclosures of the Company's lease liabilities :

	Buildings	Motor vehicles	Total

Balance as of January 1, 2022	1,691	299	1,990
Repayment of leases liabilities	(477)	(224)	(701)
Effect of changes in exchange rates	(182)	(28)	(210)
New finance lease obligation recognized	-	117	117
Adjustments for indexation	74	9	83
Financial expenses	93	8	101
Disposals-Termination of leases	-	(2)	(2)
Balance as of December 31, 2022	1,199	179	1,378

Current maturities of long-term leases	(399)	(133)	(532)
Lease liability Balance as of December 31, 2022	800	46	846

	Buildings	Motor vehicles	Total

Balance as of January 1, 2021	1,953	354	2,307
Repayment of leases liabilities	(477)	(216)	(693)
Effect of changes in exchange rates	55	13	68
New finance lease obligation recognized	-	155	155
Adjustments for indexation	42	7	49
Financial expenses	118	2	120
Disposals-Termination of leases	-	(16)	(16)
Balance as of December 31, 2021	1,691	299	1,990

Current maturities of long-term leases	(403)	(196)	(599)
Lease liability Balance as of December 31, 2021	1,288	103	1,391

Note 11: Intangible Assets, Net

	License and Knowhow
	2022	2021
Cost
Balance as of January 1,	1,538	1,538
Additions	-	-
Balance as of December 31,	1,538	1,538
Accumulated Amortization
Balance as of January 1,	1,241	1,175
Additions	66	66
Balance as of December 31,	1,307	1,241
Amortized cost
Balance as of December 31,	231	297

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 11: Intangible Assets, Net (Cont.)

Intangible assets include exclusive licenses to use patents, know-how and intellectual property for the development, manufacturing and marketing of products related to burn treatments and other products in the field of wound care. These licenses were purchased from third parties and from one of the Company's shareholders.

Note 12:        Other Payables

	December 31,
	2022	2021

Employees and payroll accruals	2,471	1,639
Liability in respect of TEVA (see Note 16c)	417	417
Related parties	307	241
Deferred revenues	63	543
Other	901	780
	4,159	3,620

Note 13:        Liabilities in Respect of IIA Grants

	December 31
	2022	2021

Balance as of January 1,	8,105	7,528
Royalties	(407)	(342)
Amounts carried to Profit or Loss	(132)	919
Balance as of December 31,	7,566	8,105

Current maturities	(121)	(220)
Long term liabilities in respect of IIA grants	7,445	7,885

The Company is committed to pay royalties to the IIA up to the total grants received plus the applicable accrued interest. The total amount of grants received from IIA including accrued LIBOR interest, net of royalties as of December 31, 2022 is approximately $13,614, while the amortized cost of this liability as of that date is $ 7,566, using the interest method.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 14:	Financial Instruments

a.	Risk management:

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

	December 31
	2022	2021
Gain (loss) from change:
5% increase in NIS and EURO exchange rate	$257	$3
5% decrease in NIS and EURO exchange rate	$(257)	$(3)

The Company has performed sensitivity tests of principal market risk factors that may affect its reported operating results or financial position.

The sensitivity tests present the profit or loss for the relevant risk variables chosen as of each reporting date.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 14:	Financial Instruments (Cont.)

3.	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to timely meet its liabilities, under both normal and stressed conditions, without incurring unwanted losses.

The Company manages the liquidity risk by holding cash balances, short-term deposits and secured bank credit facilities.

	December 31, 2022
	Carrying	12 months
	amount	or less	1-2 years	2-8 years
Non-derivative financial liabilities
Current liabilities
Current maturities of long-term liabilities	2,814	2,814	-	-
Trade payables and accrued expenses	5,656	5,656	-	-
Other payables	4,159	4,159	-	-
Non-current liabilities
Liabilities in respect of IIA grants	15,464	-	312	15,152
Liabilities in respect of TEVA	4,200	-	1,000	3,200
Lease liabilities	902	-	508	394

	December 31, 2021
	Carrying	12 months
	amount	or less	1-2 years	2-8 years
Non-derivative financial liabilities
Current liabilities
Current maturities of long-term liabilities	3,024	3,024	-	-
Trade payables and accrued expenses	4,693	4,693	-	-
Other payables	3,620	3,620	-	-
Non-current liabilities
Liabilities in respect of IIA grants	15,286	-	369	14,917
Liabilities in respect of TEVA	5,867	-	1,667	4,200
Lease liabilities	1,522	-	589	933

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 14:	Financial Instruments (Cont.)

b.	Fair value:

(1)	Financial instruments measured at fair value for disclosure purposes only.

The carrying amounts of certain financial assets and liabilities, including cash, trade receivables, other receivables, deposits, trade and other payables are the same as or approximate to their fair value.

(2)	Fair value hierarchy of financial instruments measured at fair value.

The financial instruments measured at fair value on a temporal basis, use valuation methodology in accordance with the fair value hierarchy levelas defined in Note 3l.3. When determining the fair value of an asset or liability, the Company uses observable market data as much as possible.

Details regarding fair value measurement at Level 2

The fair value of the warrants which are classified as non-currents liabilities was measured by Black and Scholes model .The following inputs were used to determine the fair value:

Expected period of warrant– 4 years.
Expected volatility – 68%
Risk-free interest rate (3) – 4.26%-2.37%.
Expected dividend yield – 0%.

The fair value of liabilities in respect to IIA grants with fixed interest is based on a calculation of the present value of the cash flows at the interest rate for a loan with similar terms. The Company used a discount rate of 12% based in part of the Company’s estimation at the time of the Company’s recognition of the IIA grants which approximates the fair value at the respective balance sheet date.

The liability in respect of TEVA as presented in balance sheet which is approximate its fair value, based on a calculation of the present value of future payments. The expected cash flows already reflect assumptions about the uncertainty in future defaults, and therefore the Company used a discount rate of 14% that is commensurate with the risk inherent in the expected cash flows (Note 16).

Note 15:	Severance Pay Liabilty, Net

The Company has liabilities for severance pay for its employees in Israel and in several EU jurisdictions. The Company’s liability for employee benefits is based on local laws, valid labor agreements, the employee’s salary and the applicable terms of employment, which together generate a right to severance compensation. Post‑employment employee benefits are partially financed by deposits with defined contribution plans, as detailed below.

The Israeli Severance Pay Law, 1963 (“Severance Pay Law”), specifies that Israeli employees are entitled to severance payment, following the termination of their employment.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 15:	Severance Pay Liabilty, Net (Cont.)

Under the Severance Pay Law, the severance payment is calculated as one month salary for each year of employment, or a portion thereof. Under Section 14 of the Severance Pay Law (“Section 14”), employees are entitled to have monthly deposits, at a rate of 8.33% of their monthly salary, made on their behalf to their insurance funds. Payments in accordance with Section 14 release the Company from the liability for any future severance payments in respect of those employees.

The majority of the Company’s liability for severance pay is covered by Section 14. Acordingly, the Company does not recognize any liability for severance pay due to these employees and the deposits under Section 14 are not recorded as an asset in the Company’s balance sheet. These contributions for compensation represent defined contribution plans. The Company recognizes liability for severance pay due to its employees in EU in accordance with local laws and its Israeli employees which are not under Section 14.

Note 16:	Liabilities and Commitments

a.
In 2000, the Company signed an exclusive license agreement (as amended in 2007) with a third party with regard to its patents and intellectual property. Pursuant to the agreement, the Company received an exclusive license to use the third party’s patents and intellectual property, for the purpose of developing, manufacturing, marketing, and commercializing products for treatment of burns and other wounds.

The Company paid an aggregate amount of $950 and undertook to pay royalties of 1.5% to 2.5% from future revenues from sales of products which are based on this patent for a period of 12 years from the first commercial delivery in a major country, and thereafter the Company will have a fully paid-up royalty-free license for these patents. In addition, royalties will be paid at the rate of 10% - 20% from sub-licensing of such patents and for lump sum amounts paid to the Company by a third party, the Company will pay 2% of the proceeds up to $1,000 and 4% above this amount. Moreover, the Company agreed to pay a one-time lump-sum amount of $1,500 when the aggregate revenues based on these patents reach $100,000. The amount of royalty payments for the years 2021 and 2022 amounted to $149 and $363 respectively.

b.
Under the Research and Development Law, (the “R&D Law”) the Company undertook to pay royalties of 3% on the revenues derived from sales of products or services developed in whole or in part using IIA grants. The maximum aggregate royalties paid cannot exceed 100% of the grants received by the Company, plus annual interest equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. The total royalties amount paid as of December 31, 2022 is $1,562. (Note 13).

c.
In December 2020, Teva has agreed to revise the Settlement Agreement from March 2019, which was comprised of past agreement for collaboration in the development, manufacturing and commercialization of solutions for the burn and chronic wound care markets, as well as the Company’s repurchase of shares from Teva. Under the new settlement the Company paid $1,000 in cash and became obligated to pay an amount of $2,000 over three years and an addition amount of $7,200 in quarterly fixed payments starting 2021 as long as there are revenues generated from sales of NexoBrid.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 16:	Liabilities and Commitments (Cont.)

Total liabilities recorded as of December 31, 2022 and 2021 were approximately$4,794 and $5,928, respectively, and financial expenses of $533 and $590, respectively, were recorded in profit or loss within financial expenses.

Note 17:	Materials Agreements

a.	BARDA Contracts

The Company was awarded the First BARDA Contract for treatment of thermal burn injuries in Sep 2015. This contract was amended multipal time to extand the total value, up to a total amount of $158,500. In February 2022 BARDA has expanded its awarded contract providing supplemental funding of $9,000 to support the NexoBrid BLA resubmission to the FDA and the continuous expanded access study.

Under the First BARDA Contract, BARDA provided a total of up to $91,000 in funding for NexoBrid development activities towards U.S. marketing approval from the FDA, and committed to an additional $16,500 to procure NexoBrid for public health medical emergencies. The contract further includes a $10,000 option to fund development of other potential NexoBrid indications and an option to procure additional NexoBrid valued at up to $50,000.

The Company was awarded the second BARDA contract, to develop NexoBrid for the treatment of Sulfur Mustard injuries as part of BARDA’s preparedness for mass casualty events. The contract provides up to $12,000 of funding to support research and development activities and contains options to provide additional funding of up to $29,000 for additional development activities, animal pivotal studies, and the BLA submission for licensure of NexoBrid for the treatment of Sulfur Mustard injuries. The total aggregate value awarded by BARDA Contracts is up to $209,000 comprised of $142,500 to support research and development activities and $66,500 to procure NexoBrid for U.S. emergency preparedness (which will be splited between the Company and Vericel following Vericel agreement (see Note 17b)).

As of December 31, 2022, the Company has received approximately $82,200 in funding in the aggregate, from BARDA under the two contracts, and an additional of $16,500 for procurement of NexoBrid for U.S. emergency preparedness which were recorded at the net amount of approximately $10,500 following the split of gross profit agreement with Vericel for the initial BARDA procurement.

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

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 17:	Materials Agreememts (Cont.)

Under the terms of the license agreement, Vericel has made an upfront payment to MediWound of $17,500 which was recorded as revenues from license agreements in 2019 as well as an additional milestone payment of $7,500 recorded as revenues from license agreements in 2022 upon BLA approval received in December 2022. Fourthermore, Vericel has also agreed to pay MediWound up to $125,000 in payments contingent upon meeting certain annual sales milestones, tiered royalties on net sales ranging from high single-digit to teen-digit percentages, a split of gross profit on committed BARDA procurement orders and a teen-digits royalty on any additional future BARDA purchases of NexoBrid. Under the terms of the supply agreement, Vericel will procure NexoBrid from MediWound at a transfer price of cost plus a fixed margin percentage.

As of the financial statements date, the Company did not recognize any revenues from royalties.

Note 18:	Equity

a.	Share capital:

	December 31
	2022	2021
Authorized number of shares	12,857,143	*7,142,858
Issued and outstanding number of shares	7,240,020	*3,896,117

*Restated o reflect 1:7 reverse ratio of shares (See note 18b)

An ordinary share confers upon its holder(s) a right to vote at the general meeting, a right to participate in distribution of dividends, and a right to participate in the distribution of surplus assets upon liquidation of the Company.

b.	Movement in share capital:

1.	During 2020 and 2021 the Company issued additional 4,852 ordinary shares for each year upon vesting of outstanding RSU’s.

2.	On November 28, 2022, at the Company’s extraordinary general meeting of shareholders, its shareholders approved:

(a)
An increases of the Company’s authorized share capital from NIS 500,000, consisting of 50,000,000 ordinary shares, per value NIS 0.01 per share to NIS 900,000 consisting of 90,000,000 ordinary shares, per value NIS 0.01 per share.

(b)	A reverse stock split, in a range of between 1-for-5 and 1-for-10, subject to the discretion of our board of directors to implement it within 12 months.

Following that approval, on December 5, 2022, the Company’s board of directors approved a reverse split of 1-for-7 ratio. The reverse split went effective on December 20, 2022.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 18:	Equity (Cont.)

No fractional shares were issued as a result of the reverse share split. Instead, such shares were rounded up to the next whole number of shares. The reverse share split affected all shareholders uniformly and did not alter any person’s percentage interest in our outstanding ordinary shares, except for negligible adjustments that may have resulted from the treatment of fractional shares.

In connection with the reverse share split, The Company also amended and reduced the authorized number of ordinary shares from 90,000,000 to 12,857,143, which reflected a reduction at the same 1-for-7 ratio as the reduction to the number of issued and outstanding ordinary shares.

Concurrently, the par value of the Company’s ordinary shares was increased proportionately, from NIS 0.01 per share to NIS 0.07 per share, in order to maintain the same overall authorized share capital under our Amended and Restated Articles of Association.

3.	During 2022 the Company issued additional 11,827 ordinary shares upon vesting of outstanding RSU’s.

c.	Financial transactions:

1.
On March 7, 2022, the Company completed a public offering in total of 744,048 new ordinary shares which were issued in consideration to offering price of $13.44 per share. The net proceeds were $8,653, after deducting commissions and other offering expenses. In addition, on March 22, 2022 the underwriters exercised their options to purchase an additional 89,012 ordinary shares at the same public offering price. The net consideration to the Company , less underwriting discounts and commissions was at additional of $1,021.

As part of the above- mentioned public offering, certain entities affiliated with CBI purchased 208,334 of ordinary shares at the public offering price.

2.
On September 26, 2022, the Company completed a registered direct (the “RD”) offering in an aggregate amount of $13,257 represent a combine purchase price of $12.25 for issuance of 1,082,223 ordinary shares and 1,082,223 warrants that become exercisable on November 28, 2022, at an exercise price of $13.475 per ordinary share which will expire in four years.

The warrants issued have been classified as a non-current financial liability due to a net share settlement provision and as they can be settled in cash on the occurrence of Fundamental Transaction as determined in the agrement. This liability was initially recognized at its fair value on the date the contract was entered into and is subsequently accounted for fair value at each balance sheet date and recorded through profit and loss.

The fair value of the warrants has been evaluated with the assistance of external independed valuator and was computed based on then current price of the shares, a risk-free interest rate of 4.37% and an average standard deviation of 68%.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 18:	Equity (Cont.)

The net proceeds from this offering in the amount of $11,698 have been received on September 28, 2022. The issuance expenses related to the non-current financial liability were recorded through profit and lost and the issuance expenses related to the issuance of shares recorded as a deduction from the proceed in equity.

3.
Concurrently, on October 6, 2022, the Company entered into a Private Issuance Purchase Equity agreement (the “PIPE”) with several purchasers, in connection with the offering of 1,407,583 unregistered pre-funded warrants to purchase up to 1,407,583 ordinary shares and 1,407,583 warrants to purchase up to 1,407,583 ordinary shares. Pre-Funded warrants become exercisable on November 28, 2022, at an exercise price of $0.007 per ordinary share and the warrants would be also exercisable upon the Authorized Share Increase Date at an exercise price of $13.475 per ordinary share and expire in four years.

The Pre-Funded warrants and warrants issued have been classified as a non-current financial liabilities due to a net share settlement provision and as they can be reedemed in cash on the occurrence of Fundamental Transaction as determined in the agrement. The initial fair value of the financial liabilities issued in the transaction was approximately $20,788, which comprised of: 1.The warrants which were valuated by Black and Sholtes model based on then current price of the shares and a risk-free interest rate of 4.26%, and 2. The pre-funded warrants which were valued in an amount which is approxemate its share price upon their issuance. The consideration received from this transaction was $17,233. As the fair value on initial recognition of the warrants differs from the transaction price, the difference, represents the First day loss at the amount of $3,555, and has been allocated to the warrants with respect to this transaction and is amortized on a straight line basis over the term of the the warrants.

The net proceeds from this offering amounted at approximately $15,920. The issuance expenses were recorded through profit and lost.

During December 2022, the 1,407,583 pre-funded warrants were exercised into ordinary shares..

4.
Upon closing of the RD and PIPE Offerings, the Company also issued the placement agent up to 124,491 warrants to purchase up to 124,491 ordinary Shares. The warrants have substantially the same terms as the RD and PIPE Warrants, except that the placement agent’s warrants have an exercise price equal to $15.312 per share (which represents 125% of the offering price per ordinary Share in the offerings). The Fair value of the placement agent’s options was recorded as an issuance expenses through profit and lost and as a deduction from proceed in equity based on the financial treatment of both RD and PIPE offering and in accordance to their part.

5.	See also Note 25.1 regarding a public offering after the reporting date.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 19:        Share‑Based Compensation

a. Expense recognized in the financial statements:

The expenses recognized for services received from employees and directors is as follows:

	Year ended December 31
	2022	2021	2020
Cost of revenues	184	153	115
Research and development	406	333	179
Selling and marketing	42	-	3
General and administrative	1,314	1,187	1,025

Total share-based compensation	1,946	1,673	1,322

b. Share-based payment plan for employees and directors:

The Company has granted options and restricted stock units ("RSUs") for total of 806,910 ordinary shares.

As of December 31, 2022, 145,131 ordinary shares of the Company were still available for future grant.

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

	2022		2021*		2020*
	Number of options	Weighted Average Exercise price	Number of options	Weighted Average Exercise price	Number of options	Weighted Average Exercise price

Outstanding Options at beginning of year	537,288	44.45	513,973	45.85	333,490	64.26
Options Granted	320,775	14.25	53,970	37.52	182,054	10.01
Options Exercised	(807)	12.23	(536)	20.16	-	-
Options Forfeited and/or expired	(92,489)	55.58	(30,119)	56.91	(1,571)	50.33

Outstanding options and at end of year	764,767	30.44	537,288	44.45	513,973	45.85

Option's Exercisable at end of year	373,681	46.18	333,618	58.38	278,859	69.86

*Restated o reflect 1:7 reverse ratio of shares (See note 18b)

The following table summarizes information about share options outstanding:

	Options outstanding as of December 31, 2022
Range of exercise prices ($ )	Number of options	Weighted Average Remaining contractual life	Weighted average exercise price

12.25-14.42	470,693	7.84	13.60
26.88-37.52	145,354	6.43	35.95
42.14-67.06	68,662	2.85	63.94
90.23-96.32	80,058	0.91	90.65
Total	764,767	6.40	30.44

	Options outstanding as of December31, 2021*
Range of exercise prices ($)	Number of options	Weighted Average Remaining contractual life	Weighted average exercise price

12.25-37.52	329,638	6.19	23.03
42.14-67.06	91,750	3.68	63.07
90.23-96.32	115,900	1.92	90.51
Total	537,288	4.84	44.45

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 19:        Share‑Based Compensation (Cont.)

The following table summarizes information about RSU's outstanding:

	RSU's 2022	RSU's 2021*	RSU's 2020*

Outstanding at beginning of year	14,581	10,655	15,506
Granted	39,286	8,992	-
Forfeited	(27)	(215)	-
Vested	(11,827)	(4,851)	(4,851)

Outstanding at the end of the period	42,013	14,581	10,655

*Restated o reflect 1:7 reverse ratio of shares (See note 18b)

The fair value of the options and RSU's granted to employees and directors at the grant date for the years ended December 31, 2020, 2021 and 2022 was $1,819 , $1,392 and $2,970 respectively.

The options and RSU’s of the Company are managed by a trustee.

1.
On April 23, 2020, the Company's Board of Directors approved the grant of 182,055 options to purchase ordinary shares under the "2014 Share Incentive Plan", for an exercise price of $ 12.25 per share to its employees, managments and  board members of the Company. The fair value of the options granted, as of the grant date, was estimated at approximately $1,819.

2.	On March 4, 2021, the Company's Board of Directors approved the grant of: (a) 34,013 options to purchase ordinary shares and 5,669 RSU's under the "2014 Share Incentive Plan" to its CEO, officers and board members of the Company at a fair value of $663 and $196, respectively, and (b) 19,958 options to purchase ordinary shares and 3,324 RSU's under the "2014 Share Incentive Plan" to its employees at a fair value of $417 and $116, respectively. The options are exercisable for an exercise price of $ 37.52 per share.

3.
Over the second quarter of 2022, the Company’s Board of Directors approved the grant of 292,203 options to purchase the Company’s ordinary shares, for an exercise price of $ 14.42  per share as well as 39,286 restricted share units (“RSU’s”) to its CEO, officers and employees. The fair value of the options and RSU’s as of the grant date, was estimated at $2,314 and $498 respectively.

The above-mentioned grant includes the grant of 151,786 options to purchase the Company’s ordinary shares and 39,286 restricted share units (“RSU’s”) to the directors and the CEO of the Company which are required to be approved by the Company’s General meeting as well. The fair value of the options and RSU’s, as of the approval date, was estimated at approximately $1,171 and $498, respectively.

4.

On July 19, 2022, the Company’s Shareholders General meeting approved the abovementioned grants (Note 3p, Note 19) to the directors and the CEO, the compensation terms of Mr. Ofer Gonen as the Company’s new Chief Executive Officer, which terms will be effective as of July 1, 2022 and the termination terms for the previous CEO.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 19:        Share‑Based Compensation (Cont.)

5.	On August 18, 2022, the Company’s Shareholders General meeting approved the compensation terms and grant of 28,572 options to the Chairman of the Board of Directors which approved earlier by the board. The fair value of the options as of the grant date, was estimated at $284.

d.         The fair value of the Company's share options granted to employees and directors for the years ended December 31, 2020, 2021 and 2022 was estimated using the binomial option pricing models using the following assumptions:

	December 31
	2022	2021	2020
Dividend yield (%)	0	0	0
Expected volatility of the share prices (%)	59-77	55-78	51-71
Risk-free interest rate (%)	2.1-5.2	0.1-1.5	0.2-0.9
Early exercise factor (%)	100-150	100-150	100-150
Weighted average share prices (Dollar)	7.98	20.16	17.01

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

Note 20:	Income Tax

a.	The Company operates in two main tax jurisdictions: Israel and Germany. As such, the Company is subject to the applicable tax rates in the jurisdictions in which it conducts its business.

b.	Corporate tax rate in Israel:

The tax rates relevant to the Company in the years 2020-2022 is 23%.

c.	Benefits under the Law for the Encouragement of Capital Investments:

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

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 20:	Income Tax (Cont.)

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

The statutory corporate tax rate in Germany was 29.79% in 2022, 2021 and 2020.

e.	Final tax assessments:

The Company has finalized its tax assessments through the 2016 tax year.

The Company's subsidiary has not received a final tax assessment since its incorporation.

f.	Net operating carryforward losses for tax purposes and other temporary differences:

As of December 31, 2022, the Company had carryforward losses and other temporary differences mainly from R&D expenses together amounting to approximately $156,700.

g.	Deferred taxes:

The Company did not recognize deferred tax assets for temporary differences because their utilization in the foreseeable future is not probable.

h.	Current taxes on income:

The Company did not record any current taxes for the years ended December 31, 2020, 2021 and 2022 as a result of its carryforward losses.

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

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 21:        Discontinued Operation

In 2020 the Company finalized PolyHeal Settlement Agreements with some shareholders of Polyheal related to '2010 PolyHeal Agreement' in which PolyHeal granted the Company an exclusive global license to manufacture, develop and commercialize all the Polyheal Products in consideration for royalty payments, and paid $195 for 1,558 shares of PolyHeal. As of December 31, 2020, the provision for liability in respect of discontinued operation, was fully offset by an impairment of the royalty rights and settlement fees.

Note 22:	Supplementary Information to the Statements of Comprehensive Profit or Loss

a.	Additional information on Revenues:

Major customers:

BARDA contributed 51%, 76% and 83% of the Company’s total revenues in 2022, 2021, and 2020 respectively . Verical contributed 28% in 2022. (see also Note 17b).

No other customer contributed 10% or more of the Company’s revenues in 2022, 2021 and 2020.

Geographic information:,

The revenues reported in the financial statements are based on the location of the customers, as follows:

	Year ended December 31
	2022	2021	2020

USA ( see also Note 17a, 17b)	21,872	18,102	18,030
EU and other international markets	4,624	5,661	3,733

	26,496	23,763	21,763

b.	Cost of Revenues:

1.	Cost of Revenues from sale of products

	Year ended December 31
	2022	2021	2020

Salary and benefits (including share-based compensation)	1,828	2,047	1,532
Subcontractors	58	190	118
Depreciation and amortization	426	559	387
Cost of materials	636	1,039	300
Other manufacturing expenses	779	906	659
Decrease (increase) in inventory of finished products	(543)	242	155

	3,184	4,983	3,151

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 22:	Supplementary Information to the Statements of Comprehensive Profit or Loss (Cont.)
2.	Cost of Revenues from development services

	Year ended December 31
	2022	2021	2020

Salary and benefits	1,691	2,003	2,320
Subcontractors	8,138	7,904	8,747

	9,829	9,907	11,067

3.	Cost of Revenues from license agreements

	Year ended December 31
	2022	2021	2020

Salary and benefits	38	102	-
Royalties payments	280	-	-

	318	102	-

Total Cost of Revenues	13,331	14,992	14,218

c.	Research and development expenses, net of participations:

	Year ended December 31
	2022	2021	2020

Salary and benefits (including share-based compensation)(1)	4,494	2,864	2,701
Subcontractors	4,054	6,323	3,208
Depreciation and amortization	571	396	512
Cost of materials	572	347	922
Other research and development expenses	490	326	355

Total Research and development, net of participations	10,181	10,256	7,698

(1)	The salary costs for the year ended December 31,2022 includes one time payment of $205 derived from termination agreement with the CMO of the company.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 22: Supplementary Information to the Statements of Comprehensive Profit or Loss (Cont.)

d.	Selling and marketing expenses:

	Year ended December 31
	2022	2021	2020

Salary and benefits (including share based compensation)	1,637	1,643	1,700
Marketing and medical support	1,152	627	740
Depreciation and amortization	49	44	82
Shipping and delivery	385	490	282
Registration and marketing license fees	502	584	424

	3,725	3,388	3,228

e.	General and administrative expenses:

	Year ended December 31
	2022	2021	2020

Salary and benefits (including share‑based compensation)	3,344	2,905	2,784
Professional fees	2,589	2,480	2,267
Depreciation and amortization	225	239	108
Other	762	724	300

	6,920	6,348	5,459

f.	Other expenses:

The other one-time expenses amounted $684 for the year ended December 31, 2022, are associated with the management changes and FDA milestone payment fee ( see Note 17b).

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 22:	Supplementary Information to the Statements of Comprehensive Profit or Loss (Cont.)
g.	Financial income and expense:

	Year ended December 31
	2022	2021	2020
Financial income:

Interest income	270	11	297
Revaluation of liabilities in respect of TEVA	-	-	433
Revaluation of liabilities in respect of IIA grants	132	-	-
Exchange differences, net	59	-	113

	461	11	843
Financial expense:

Interest in respect of IIA grants	-	903	832
Revaluation of liabilities in respect of IFRS16	102	120	144
Finance expenses in respect of deferred revenues	54	143	247
Revaluation of liabilities in respect of TEVA	533	590	-
Exchange differences, net	-	511	-
Revaluation of Warrants	8,977	-	-
Issuance expenses of warrants through profit and loss	1,911	-	-
Other	60	47	56

	11,637	2,314	1,279

Financial expenses, net	(11,176)	(2,303)	(436)

Note 23: Net Profit (Loss) Per Share

a.	Details of the number of shares and loss used in the computation of loss per share from continuing operations:

Year ended December 31
2022		2021*		2020*
Weighted average number of shares	Loss	Weighted average number of shares	Loss	Weighted average number of shares	Loss

4,987,069	(19,599)	3,892,068	(13,551)	3,882,692	(9,276)

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 23: Net Profit (Loss) Per Share (Cont.)

b.	Net profit (loss) per share :

	Year ended December 31
	2022	2021*	2020*

Basic and diluted loss per share:	(3.93)	(3.48)	(2.38)

* Restated to reflect 1:7 reverse ratio of shares (See note 18b)

In 2022, 2,614,288 warrants, 764,767 options and 42,013 RSU’s were excluded from the diluted weighted average number of Ordinary Shares calculation as their effect would have been anti-dilutive. In addition the impact of 1,407,583 pre-funded warrants which were exercised in December 2022, have not taken in the diluted weighted average number of Ordinary Shares calculation as their effect would have been unti-dilutive as well.

Note 24:  Balances and Transactions With Related Parties and Key Officers

a.	Related parties consist of:

•	Clal Biotechnologies Industries Ltd.- Related party.
•	Directors of the Company.

1.	Balances of related parties:

Other Payables
Related Party:
As of December 31, 2021	144
As of December 31, 2022	177
Directors:
As of December 31, 2021	96
As of December 31, 2022	130

2.	Transactions with related parties:

Rental fee:	Year ended December 31
	2022	2021	2020
Related party	457	469	446

Professional fee *:	Year ended December 31
	2022	2021	2020

Directors	484	375	272
Related party	63	85	54
	547	460	326
Number of Directors	*10	8	8

*	Not included share based compensation detailed in Note 19.
*	During 2022 two members of the board of directors were replaced.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 24: Balances and Transactions With Related Parties and Key Officers (Cont.)

b.	Key Officers:

1.	Balances of Key Officers of the Company

Other Payables
Key Officers of the Company

As of December 31, 2022	754
As of December 31, 2021	353

•	Represents the officer’s gross salary, bonuses and vacation provisions without share based compensation.

2.	Compensation of Key Officers of the Company:

The following amounts disclosed in the table are recognized as an expense during the reporting period related to officers:

	Year ended December 31
	2022	2021	2020
Short-term employee benefits (*)(**)	2,880	1,788	1,993
Share-based compensation	797	518	467

	3,677	2,306	2,460
Number of officers	7	5	5

(*) One-time expenses amounted $309 for the year ended December 31, 2022, are associated with the management changes.

(**) In December 2007, the Company's board of directors approved one‑time bonus payments to the Chief Medical Officer in the amounts of $120, which was recorded in profit and loss in December 2022 upon achieving marketing approval in the United States.

Note 25:  Subsiquents events:

1.
On February 7, 2023, the Company completed a registered direct offering. A total of 1,964,286 new ordinary shares were issued in consideration to offering price of $14 per share. The gross proceeds, were $27,500, before deducting commissions and other offering expenses.

2.
On February 15, 2023, the Company granted to employees, officers, board members, CEO and some consultants 199,100 share options for an exercise price of $13.32 per share and 20,150 RSUs. The share options vest over a period of 1-4 years. The total value was estimated at $1,600. The grant to the directors and CEO is subject to the approval of the next shareholders annual meeting.