Form 20-F
period 2023-12-31
MediWound Ltd.
filed 2024-03-21
CIK 1593984

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2023, the registrant had 9,221,764 ordinary shares, par value NIS 0.07 per share, outstanding.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐             No ☒

MEDIWOUND LTD.

FORM 20-F ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

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

All historical share and per-share numbers for the year ended December 31, 2022 and any prior fiscal periods appearing in this annual report reflect a retroactive adjustment for our 1-for-7 reverse share split effected on December 20, 2022.

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

i

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
The preceding list is not intended to be an exhaustive list of all our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into consideration the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. These statements may be found in the sections of this annual report on Form 20-F entitled “ITEM 3.D. Risk Factors,” “ITEM 4. Information on the Company,” “ITEM 5. Operating and Financial Review and Prospects,” “ITEM 10.E. Taxation-United States Federal Income Taxation-Passive Foreign Investment Company Considerations” and elsewhere in this annual report, including the section entitled “ITEM 4.B. Business Overview” and “ITEM 4.B. Business Overview-Our Focus,” which contain information obtained from independent industry sources. Actual results could differ materially from those anticipated in these forward-looking statements due to various important factors, including all the risks discussed in “ITEM 3.D. Risk Factors” and information contained in other documents filed with or furnished to the Securities and Exchange Commission.

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

We intend to develop and commercialize pipeline product candidates based on our patented enzymatic technology platform for (i) marketing authorization of EscharEx in the U.S. and other jurisdictions, (ii) NexoBrid in the U.S. for children and for all ages in other jurisdictions and (iii) our other pipeline products in variety of jurisdictions across the world. However, before obtaining regulatory approval for the sale of our pipeline product candidates in any jurisdiction, we must conduct, at our own expense, clinical studies to demonstrate that the products are safe and effective.

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

•
our third-party contractors, such as a research institute, may fail to comply with regulatory requirements or meet their contractual obligations to us. For example, due to a deviation associated with a third-party testing lab used during the manufacturing process, our commercial partner in the U.S., Vericel, was unable to release NexoBrid in into the commercial channel until an agreement with the FDA on this matter, resulting a delay of few month in the launch of NexoBrid in the U.S.;

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

•
political unrest and wars, such as the war in Gaza and the conflict between Russia and Ukraine, which could delay or disrupt business activity, and if such political unrest escalates or spills over to or otherwise impacts additional regions, it could also heighten many of the other risk factors described in this Annual Report;

•	delays may occur in obtaining our clinical materials; and
•
epidemics or pandemics, such as the COVID-19 pandemic, which can affect the overall healthcare infrastructure, including the ability to recruit patients, the ability to conduct studies at medical sites and the pace with which governmental agencies, such as the FDA and foreign regulatory authorities, will review and approve regulatory submissions.

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

Development and commercialization of EscharEx and NexoBrid for pediatric use in the United States as well as our pipeline product candidates worldwide requires successful completion of the regulatory approval process, which may suffer delays or fail.

In the United States, as well as other jurisdictions, we are required to apply for and receive marketing authorization before we can market our products, as we have already received for NexoBrid in the United States, the European Union (“EU”) and other international markets. This process can be time-consuming and complicated and may result in unanticipated delays. To secure marketing authorization, an applicant generally is required to submit an application that includes the data supporting preclinical and clinical safety and efficacy as well as detailed information on the manufacturing and control of the product, proposed labeling and other information. Before marketing authorization is granted, regulatory authorities generally require the inspection of the manufacturing facility or facilities and quality systems (including those of third parties) at which the product candidate is manufactured and tested, to assess compliance with strictly enforced current good manufacturing practices (“cGMP”) and similar foreign requirements such as Good Manufacturing Practices (“GMP”) in the EU, as well as potential audits of the non-clinical and clinical trial sites that generated the data cited in the marketing authorization application to assess compliance with requisite good clinical practices (“GCP”).

We cannot predict how long the applicable regulatory authority or agency will take to grant marketing authorization or whether any such authorizations will ultimately be granted. Regulatory agencies, including the FDA and the European Medicines Agency (the “EMA”), have substantial discretion in the approval process, and the approval process and the requirements governing clinical trials vary from country to country. The policies of the FDA, the EMA or other regulatory authorities may change or may not be explicit, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of EscharEx, NexoBrid or our pipeline product candidates. For instance, the regulatory landscape related to clinical trials in the EU recently evolved. The EU Clinical Trials Regulation (“CTR”) which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on January 31, 2022. While the EU Clinical Trials Directive required a separate clinical trial application (“CTA”) to be submitted in each member state in which the clinical trial takes place, to both the competent national health authority and an independent ethics committee, the CTR introduces a centralized process and only requires the submission of a single application for multi-center trials. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each member state, leading to a single decision per member state. The assessment procedure of the CTA has been harmonized as well, including a joint assessment by all member states concerned, and a separate assessment by each member state with respect to specific requirements related to its own territory, including ethics rules. Each member state’s decision is communicated to the sponsor via the centralized EU portal. Once the CTA is approved, clinical study development may proceed. The CTR foresees a three-year transition period. The extent to which ongoing and new clinical trials will be governed by the CTR varies. Clinical trials for which an application was submitted (i) prior to January 31, 2022 under the EU Clinical Trials Directive, or (ii) between January 31, 2022 and January 31, 2023 and for which the sponsor has opted for the application of the EU Clinical Trials Directive remain governed by said Directive until January 31, 2025. After this date, all clinical trials (including those which are ongoing) will become subject to the provisions of the CTR. Compliance with the CTR requirements may impact our development plans. It is currently unclear to what extent the United Kingdom (“UK”) will seek to align its regulations with the EU. The UK regulatory framework in relation to clinical trials is derived from existing EU legislation (as implemented into UK law, through secondary legislation). On January 17, 2022, the UK Medicines and Healthcare products Regulatory Agency (“MHRA”) launched an eight-week consultation on reframing the UK legislation for clinical, which aims to streamline clinical trials approvals, enable innovation, enhance clinical trials transparency, enable greater risk proportionality, and promote patient and public involvement in clinical trials. The MHRA published its consultation outcome on March 21, 2023 in which it confirmed that it would update the existing legislation. The resulting legislative changes will ultimately determine the extent to which the UK regulations align with the CTR. A decision by the UK not to closely align its regulations with the new approach that has been adopted in the EU may have an effect on the cost of conducting clinical trials in the UK as opposed to other countries.

Additionally, the EU pharmaceutical legislation is currently undergoing a complete review process, in the context of the Pharmaceutical Strategy for Europe initiative, launched by the European Commission in November 2020. The European Commission’s proposal for revision of several legislative instruments related to medicinal products (potentially reducing the duration of regulatory data protection, revising the eligibility for expedited pathways, etc.) was published on April 26, 2023. The proposed revisions, remain to be agreed and adopted by the European Parliament and European Council and the proposals may, however, therefore be substantially revised before adoption, which is not anticipated before early 2026. The revisions may have a significant impact on the biopharmaceutical industry in the long term. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing authorization that we may have obtained and we may not achieve or sustain profitability. We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. If such actions impose constraints on the FDA’s ability to engage in oversight and implementation activities in the normal course, or if we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are unable to maintain regulatory compliance, we may be subject to enforcement action and our business may be negatively impacted.

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

Even though the FDA has approved NexoBrid for eschar removal in adults with deep partial thickness and/or full thickness thermal burns, we will still face extensive and ongoing regulatory requirements and obligations for EscharEx, NexoBrid for pediatric use, and for any product candidates for which we obtain approval.

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

Separately, in response to the COVID-19 pandemic, the FDA postponed most inspections of domestic and foreign manufacturing facilities at various points. Even though the FDA has since resumed standard inspection operations, the FDA has continued to monitor and implement changes to its inspectional activities to ensure the safety of its employees and those of the firms it regulates as it adapts to the evolving COVID-19 pandemic, and any resurgence of the virus or emergence of new variants may lead to further inspectional or administrative delays. Regulatory authorities outside the United States have adopted similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent FDA or other regulatory authorities  from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of FD or, other regulatory authorities  to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

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

Our global demand for NexoBrid surpasses the current manufacturing capabilities. We are currently seeking to expand our manufacturing capabilities in order to increase our capacity to manufacture NexoBrid and future product candidates and satisfy near term demand. The new GMP-compliant state-of-the-art manufacturing facility is projected to be completed by mid-2024, with full-scale manufacturing currently expected to commence in 2025. However, we cannot guarantee that we will be able to obtain the requisite approvals, including meeting regulatory and quality requirements, or if we do, that the facility will satisfy additional growing demand. Conversely, there can be no assurance that even if we obtain a new facility, demand for our products will increase proportionately to the increased production capability. Furthermore, we cannot assure that this or similar projects will be implemented in a timely and cost-efficient manner, and that our current production will not be adversely affected by the operational challenges of implementing the expansion project.

If our manufacturing facility in Yavne, Israel was to suffer a serious accident, or if a force majeure event were to materially affect our ability to operate and produce NexoBrid, EscharEx and our pipeline product candidates, all of our manufacturing capacity could be shut down for an extended period.

We currently rely on a single manufacturing facility in Yavne, Israel, and we expect that all of our revenues in the near future will be derived from products manufactured at this facility. If this facility were to suffer an accident or a force majeure event such as war, missile or terrorist attack, earthquake, major fire or explosion, major equipment failure or power failure lasting beyond the capabilities of our backup generators or similar event, our revenues would be materially adversely affected and any of our clinical trials could be materially delayed. In this situation, our manufacturing capacity could be shut down for an extended period, we could experience a loss of raw materials, work in process or finished goods inventory and our ability to operate our business would be harmed. In addition, in any such event, the reconstruction of our manufacturing facility and storage facilities, and obtaining regulatory approval for the new facilities could be time-consuming. During this period, we would be unable to manufacture NexoBrid or our pipeline product candidates. In addition, we currently have a limited inventory of NexoBrid that we can supply to our customers if we are unable to further manufacture NexoBrid.

We are subject to a number of other manufacturing risks, any of which could substantially increase our costs and limit the supply of NexoBrid, EscharEx and our pipeline product candidates.

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

We currently procure bromelain SP, a key substance starting material in the manufacturing of NexoBrid, EscharEx and our pipeline product candidates, from a single supplier, Challenge Bioproducts Corporation Ltd. (“CBC”). CBC’s manufacturing facilities are located in the Republic of China and it uses proprietary methods to manufacture bromelain SP. Our supply agreement with CBC has no fixed expiration date and can be voluntarily terminated by us, with at least six months’ advance written notice, or by CBC, with at least 24 months’ advance written notice. Although we have a contractual right to procure this material from other suppliers, subject to payment of a one-time, non-material licensing fee to CBC, procuring this material from any other source would require time and effort which may interrupt our supply of bromelain SP and may cause an interruption of the supply of NexoBrid, EscharEx and our pipeline product candidates to the marketplace and for future clinical trials or other development purposes. Regulatory authorities could require that we conduct additional studies in support of a new supplier, which could result in significant additional costs or delays. Furthermore, there can be no assurance that we would be able to procure alternative supplies of bromelain SP at all or at comparable quality or competitive prices or upon fair and reasonable contractual terms and conditions. Although we believe that we currently store sufficient inventory of bromelain SP in our warehouse and CBC warehouse to continue full capacity operations for non-EU markets for approximately two years, this inventory may prove insufficient, and any interruption or failure to source additional bromelain SP from CBC or other third parties in a timely manner, or at all, would adversely affect our business, prospects, financial condition and results of operations.

In addition, we rely on CBC to successfully scale-up its CBC’s manufacturing facilities in order to meet future demand of our products pipelines. If CBC will not be able to obtain the requisite approvals, including meeting regulatory and quality requirements or will not be able to scale-up its manufacturing facility in a timely manner, then we may not be able to satisfy demand for our future products.

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

In addition, if CBC experiences any closures and labor shortages as a result of rising tensions between the People’s Republic of China and Taiwan, we may face difficulty sourcing bromelain SP, which could negatively affect our revenues.

Risks Related to Commercialization

Our revenue growth depends initially on our ability to commercialize NexoBrid.

We currently have a marketing authorization in the United States, the European Economic Area (“EEA”) (which consists of the 27 EU member states plus Norway, Liechtenstein, Switzerland and Iceland), U.K., Israel, Russia, Ukraine, South Korea, Taiwan, United Arab Emirates Eurasian countries, Japan and India for a single product, NexoBrid for eschar removal in adults with deep partial thickness and/or full thickness thermal burns, which we refer to as severe burns. We are currently relying, for a significant portion of our revenues from sales of products, on sales of NexoBrid in the U.S., Europe and in other international markets for the treatment of severe burns. We anticipate that, for at least the next several years, our ability to generate revenues and become profitable will depend on the commercial success of NexoBrid in these markets, the procurement of the Biomedical Advanced Research and Development Authority (“BARDA”) as well as successful launches in new markets such as the U.S. and Japan.

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

We are dependent on our contract with BARDA and/or MTEC/DOD to procure from us NexoBrid or to fund our development activities for NexoBrid for field use in the United States. If these contracts will be suspend or terminate their procurement obligation of NexoBrid it will adversely impact our future revenues.

In September 2015, we were awarded the first BARDA Contract for treatment of thermal burn injuries. This contract was amended several times over the years to extend its term until September 2024 (the Company is pursuing an extension of the contract) and its aggregate amount which was awarded to $165 million as of the end of 2022. In March 2023 BARDA expanded its awarded contract by providing supplemental funding of $10 million to support a $3 million replenishment of expired product previously procured for emergency preparedness, the pediatric indication sBLA submission to the FDA, and enrollment of an additional 50 patients in the expanded access treatment protocol (NEXT) (collectively the "First BARDA Contract").

The First BARDA Contract provided funding and technical support for the pivotal U.S. Phase 3 clinical study (DETECT), the randomized, controlled pivotal clinical trial for use in the pediatric population (CIDS), the marketing approval registration process for NexoBrid as well as its procurement and availability under the expanded access treatment protocol (NEXT) in the U.S.

The total amount of the First BARDA Contract is comprised of up to $110 million to support research and development activities and up to $65 million to procure NexoBrid for U.S. emergency preparedness.

As of December 31, 2023, the Company has received approximately $88 million in funding in the aggregate, under the First BARDA Contract, and an additional $16.5 million for procurement of NexoBrid for U.S. emergency preparedness.

In Addition, In February, 2023, the Company was entered in to a contract with the U.S. Department of Defense (DOD), through the Medical Technology Enterprise Consortium (MTEC), to develop NexoBrid as a non-surgical solution for field-care burn treatment for the U.S. Army. The contract provided funding up to $2.7 million. During 2023, the DOD through MTEC and directly through MTEC awarded the Company additional funding of $10.3 million to advance the development of a new temperature stable formulation of NexoBrid.

However, BARDA and/or MTEC/DOD may terminate the contract at any time, at its convenience, without any further funding obligations. There can be no assurances that BARDA and/or MTEC/DOD will not terminate the contract. Changes in government budgets and agendas may result in a decreased and de-prioritized emphasis on supporting the development of NexoBrid for field use. Any reduction or delay in MTEC/DOD funding may force us to suspend the program or seek alternative funding, which may not be available on non-dilutive terms, terms favorable to us or at all. Further, we cannot provide any assurances as to when or whether BARDA's to further fund $48.5 million (which includes $3 million allocated for replenishing of expired product, which was a part of the supplemental funding in March 2023) for additional procurement of NexoBrid will be exercised.

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

There has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which have resulted in several Congressional inquiries and proposed bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. In March 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminates the statutory Medicaid drug rebate cap for single source and innovator multiple source drugs, beginning January 1, 2024. The rebate was previously capped at 100% of a drug’s average manufacturer price, In August 2022, the Inflation Reduction Act of 2022, or IRA, was signed into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026), with prices that can be negotiated subject to a cap; imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023); and replaces the Part D coverage gap discount program with a new discounting program (beginning in 2025). The IRA permits the Secretary of the Department of Health and Human Services to implement many of these provisions through guidance, as opposed to regulation, for the initial years. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although the drug price negotiation program is currently subject to legal challenges. For that and other reasons, it is currently unclear how the IRA will be effectuated, or the impact of the IRA on our business. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

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

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products, treatments or procedures that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any product that we may develop. In addition, we face competition from the current standard of care for eschar removal in severe burns, which includes surgery, where eschar removal can occur by tangential excision, dermabrasion or hydro jet, and non-surgical alternatives, such as topical medications applied to the eschar to facilitate the natural healing process. In chronic and other hard-to-heal wounds, we expect to face competition from current standard of care for debridement via sharp debridement or from the current non-surgical standard of care, either enzymatic debridement, primarily Smith & Nephew Plc’s SANTYL®, a collagenase-based product indicated for debriding chronic dermal ulcers and severely burned areas, or autolytic debridement. Many of our current or future competitors may have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we may have. Mergers and acquisitions in the pharmaceutical and biotechnology industries or wound care markets may result in even more resources being concentrated among a smaller number of our competitors. For example, Healthpoint Biotherapeutics, which marketed SANTYL, was acquired by Smith & Nephew Plc in 2012. Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These companies compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs

Risks Related to Our Financial Position and Need for Additional Capital

If we fail to manage our growth effectively, our business could be disrupted.

Our future financial performance and ability to successfully commercialize our products and to compete effectively will depend, in part, on our ability to manage any future growth effectively. We have made and expect to continue to make significant investments to enable our future growth through, among other things, new product development, clinical trials for new indications, expansion of our marketing and sales infrastructure and continued exploring for potential business development opportunities. Our global demand for NexoBrid surpasses the current manufacturing capabilities. We are currently seeking to expand our manufacturing capabilities in order to increase our capacity to manufacture NexoBrid and future product candidates and satisfy near term demand., we initiated a facility scale-up in 2022 to meet the growing global demand for NexoBrid. The new GMP-compliant state-of-the-art manufacturing facility is projected to be completed by mid-2024, with full-scale manufacturing currently expected to commence in 2025. We expect the cost will be approximately $12.7 million. We must also be prepared to expand our workforce and train, motivate and manage additional employees as the need for additional personnel arises. Even following expansion, our facilities, personnel, systems, procedures and controls may not be adequate to support our future operations, or we may expand, but then fail to grow our sales of NexoBrid or our pipeline product candidates sufficiently to support such operational growth. Any failure to manage future growth effectively could have a material adverse effect on our business and results of operations.

We have a history of net losses. We expect to continue to incur substantial and increasing net losses in the coming years, and we may never achieve or maintain profitability.

We have incurred significant net losses, including a net loss of $6.7 million for the year ended December 31, 2023 and $19.6 million for the year ended December 31, 2022. As of December 31, 2023, we had an accumulated deficit of $174.8 million. We expect to incur substantial net losses in the coming years. These losses and negative cash flows have had, and will continue to have, an adverse effect on our shareholder's equity and working capital.

We expect to incur significant expenses and increasing operating losses in the coming years.

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

           In addition, we maintain cash, cash equivalents and bank deposits at financial institutions in Israel, Germany and the United States. Our funds at these institutions exceed insured limits and some are not insured at all. Although we spread our cash, cash equivalents and bank deposits among several financial institutions in order to reduce the risks associated with maintaining all of our balances at one financial institution, in the event of failure of any financial institution where we maintain our cash and cash equivalents or bank deposits, there can be no assurance that we would be able to access uninsured funds in such financial institution in a timely manner or at all. Any inability to access or delay in accessing these funds could adversely affect our business and financial position.

We may need additional capital in the future, which may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our pipeline product candidates or intellectual property. If additional capital is not available, we may have to delay, reduce or cease operations.

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
We believe that our existing cash and cash equivalents, short-term and restricted bank deposits will be sufficient to fund our operations and capital expenditure for at least twelve months from the date of this report. Our estimates may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Further, changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.

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

The dollar is our functional and reporting currency. However, a significant portion of our operating expenses are incurred in Israeli shekels and Euros. As a result, we are exposed to the risks that the shekel may appreciate relative to the dollar, or, if the shekel instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the shekel, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the shekel against the dollar. For example, the shekel depreciated relative to the dollar, on average, by 3.1% in 2023, by 13.2% in 2022 and appreciated by 3.3% on average in 2021. If the dollar or Euro cost of our operations in Israel increases, our dollar- and Euro-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

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

In the United States, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 and its implementing regulations, or collectively HIPAA, imposes, among other things, certain standards relating to the privacy, security, transmission and breach reporting of individually identifiable health information. While we do not believe that we are currently acting as a covered entity or business associate under HIPAA and thus are not directly regulated under HIPAA, any person may be prosecuted under HIPAA’s criminal provisions either directly or under aiding-and-abetting or conspiracy principles. Consequently, depending on the facts and circumstances, we could face substantial criminal penalties if we knowingly receive individually identifiable health information from a HIPAA-covered healthcare provider or research institution that has not satisfied HIPAA’s requirements for disclosure of individually identifiable health information. Certain states have also adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our customers and strategic partners. For example, the California Consumer Privacy Act (“CCPA”), which went into effect on January 1, 2020, among other things, creates new data privacy obligations for covered companies and provides individual privacy rights to California residents, including the right to opt out of certain disclosures of their information. The CCPA also creates a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach. Although the law includes limited exceptions, including for “protected health information” maintained by a covered entity or business associate, it may regulate or impact our processing of personal information depending on the context. Further, the California Privacy Rights Act (“CPRA”) recently passed in California. The CPRA generally went into effect on January 1, 2023, and  imposes additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It also created a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. Additional compliance investment and potential business process changes may be required. Similar laws have passed in other states and are continuing to be proposed at the state and federal level, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging.

Furthermore, the Federal Trade Commission (“FTC”) and many state Attorneys General continue to enforce federal and state consumer protection laws against companies for online collection, use, dissemination and security practices that appear to be unfair or deceptive. For example, according to the FTC, failing to take appropriate steps to keep consumers’ personal information secure can constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities.

In the event that we are subject to or affected by HIPAA, the CCPA, the CPRA or other domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition.

We are subject to data privacy and security laws in the EU as well as the EEA, including Regulation 2016/679, or the General Data Protection Regulation (“GDPR”) with respect to our collection, control, processing, sharing, disclosure and other use of personal data of individuals located in the EEA or in the context of our activities within the EEA. In addition, some of the personal data we process in respect of clinical trial participants is special category or sensitive personal data under the GDPR, and subject to additional compliance obligations and to local law derogations. The GDPR went into effect in May 2018, and companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. In addition to fines, a breach of the GDPR may result in regulatory investigations, reputational damage, orders to cease/ change our data processing activities, enforcement notices, assessment notices (for a compulsory audit) and/ or civil claims (including class actions). Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EEA and the United States remains uncertain. Case law from the Court of Justice of the EU (“CJEU”) states that reliance on the standard contractual clauses, or SCCs - a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism - alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. On October 7, 2022, President Biden signed an Executive Order on “Enhancing Safeguards for United States Signals Intelligence Activities,”  which introduced new redress mechanisms and binding safeguards to address the concerns raised by the CJEU in relation to data transfers from the EEA to the United States and which formed the basis of the new EU-US Data Privacy Framework (“DPF”), as released on December 13, 2022. The European Commission adopted its Adequacy Decision in relation to the DPF on July 10, 2023, rendering the DPF effective as a GDPR transfer mechanism to U.S. entities self-certified under the DPF. The DPF also introduced a new redress mechanism for EU citizens which addresses a key concern in the previous CJEU judgments and may mean transfers under SCCs are less likely to be challenged in future.  We currently rely on the EU standard contractual clauses We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue. In particular, we expect the DPF Adequacy Decision to be challenged and international transfers to the United States and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by regulators.

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

Further, since January 2021, we may also be subject to the UK GDPR, which, together with the UK Data Protection Act 2018, retains the GDPR in UK national law. The UK GDPR mirrors the fines under the GDPR, meaning the potential of parallel fines of up to the greater of £17.5 million or 4% of global turnover. On October 12, 2023, the UK Extension to the DPF came into effect (as approved by the UK Government), as a UK GDPR data transfer mechanism to U.S. entities self-certified under the UK Extension to the DPF. The European Commission has adopted an adequacy decision in favor of the UK, enabling data transfers from EU member states to the UK without additional safeguards. However, the UK adequacy decision will automatically expire in June 2025 unless the European Commission re-assesses and renews/extends that decision and remains under review by the Commission during this period. In September 2021, the UK government launched a consultation on its proposals for wide-ranging reform of UK data protection laws following Brexit. There is a risk that any material changes which are made to the UK data protection regime could result in the European Commission reviewing the UK adequacy decision, and the UK losing its adequacy decision if the European Commission deems the UK to no longer provide adequate protection for personal data. The relationship between the UK and the EU in relation to certain aspects of data protection law remains uncertain, and it is unclear how UK data protection laws and regulations will develop in the medium to longer term.

Our business and operations may suffer in the event of information technology system failures, cyberattacks or deficiencies in our cybersecurity.

We collect and maintain information in digital form that is necessary to conduct our business, and we are increasingly dependent on information technology systems and infrastructure to operate our business. In the ordinary course of our business, we collect, store and transmit large amounts of confidential information, including intellectual property, proprietary business information and personal information of customers and our employees and contractors. It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. We have implemented physical and electronic security measures to protect our proprietary information, maintain standard operation procedures and conduct business continuity and disaster recovery simulations, penetration testing and train our employees. However, we cannot provide assurances that our data protection and security measures will be fully implemented or complied with, will not be breached or will provide adequate protection for our confidential information or information technology systems.

Our information technology systems and those of our third-party service providers, strategic partners and other contractors or consultants are vulnerable to attack and damage or interruption from computer viruses and malware (e.g. ransomware), malicious code, natural disasters, terrorism, war, telecommunication and electrical failures, hacking, cyberattacks, phishing attacks, worms/trojans and other social engineering schemes, employee theft or misuse, human error, fraud, denial or degradation of service attacks, sophisticated nation-state and nation-state-supported actors or unauthorized access or use by persons inside our organization, or persons with access to systems inside our organization. We have also outsourced elements of our information technology infrastructure, and as a result a number of third-party vendors may or could have access to our confidential information. Data breaches, cyber-attacks and other similar incidents are increasing in frequency, levels of persistence, sophistication and intensity and are evolving in nature. Moreover, geopolitical tensions, particularly the Hamas-Israel and the Russia-Ukraine conflicts, have contributed to a surge in cyber-attacks targeting Israeli companies and products globally, posing a threat to critical infrastructure.

There is a risk that third parties may obtain and improperly utilize our proprietary information to our competitive disadvantage. Attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. We may also face increased cybersecurity risks due to our reliance on internet technology and the number of our employees continue to work remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. Even if identified, we may be unable to adequately investigate or remediate incidents or breaches due to attackers increasingly using tools and techniques that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence. We may not be able to detect or prevent the unauthorized use of our confidential information or take appropriate and timely steps to enforce our intellectual property rights.

We and certain of our service providers are from time to time subject to cyberattacks and security incidents. While we do not believe that we have experienced any significant system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations, whether due to a loss, corruption or unauthorized disclosure of our trade secrets, personal information or other proprietary or sensitive information or other similar disruptions. It could also expose us to risks, including an inability to provide our services and fulfill contractual demands, and could cause management distraction and the obligation to devote significant financial and other resources to mitigate such problems. If a security breach or other incident were to result in the unauthorized access to or unauthorized use, disclosure, release or other processing of personal information, it may be necessary to notify individuals, governmental authorities, supervisory bodies, the media and other parties pursuant to privacy and security laws, and the costs associated with the investigation, remediation and potential notification of the breach to counter-parties and data subjects could be material. Any security compromise affecting us, our service providers, strategic partners, other contractors, consultants, or our industry, whether real or perceived, could harm our reputation, erode confidence in the effectiveness of our security measures and lead to regulatory scrutiny. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or systems, or inappropriate disclosure of confidential or proprietary or personal information, we could incur liability, including litigation exposure, penalties and fines, we could become the subject of regulatory action or investigation, our competitive position could be harmed and the further development and commercialization of our products and services could be delayed.

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

We conduct business globally and file income tax returns in multiple jurisdictions. Our consolidated effective income tax rate could be materially adversely affected by several factors, including: changing tax laws, regulations and treaties, or the interpretation thereof (such as the Inflation Reduction Act of 2022 signed into law in the United States on August 16, 2022 which, among other changes, introduced a 15% corporate minimum tax on certain corporations and a 1% excise tax on certain stock repurchases by United States corporations, which the U.S. Treasury indicated may also apply to certain stock redemptions by a foreign corporation funded by certain United States affiliates); tax policy initiatives and reforms in effect and under consideration (such as those related to the Organization for Economic Co-Operation and Development’s (“OECD”) Base Erosion and Profit Shifting, or BEPS, project, the European Commission’s state aid investigations and other initiatives); the practices of tax authorities in jurisdictions in which we operate; the resolution of issues arising from tax audits or examinations and any related interest or penalties. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends, royalties and interest paid.

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

As of December 31, 2023, we had been granted a total of 88 patents and have 19 pending patent applications. The family of patents that covers NexoBrid specifically includes 35 granted patents worldwide. EscharEx is covered in 15 patents and 4 national phase applications. However, there can be no assurance that patent applications relating to our products, processes or technologies will result in patents being issued, that any patents that have been issued will be adequate to protect our intellectual property or that we will enjoy patent protection for any significant period of time. Additionally, any issued patents may be challenged by third parties, and patents that we hold may be found by a judicial authority to be invalid or unenforceable. Other parties may independently develop similar or competing technology or design around any patents that may be issued to or held by us. Our current patents will expire or they may otherwise cease to provide meaningful competitive advantage, and we may be unable to adequately develop new technologies and obtain future patent protection to preserve our competitive advantage or avoid adverse effects on our business.

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

Our currently issued NexoBrid patents are nominally due to expire at various dates between 2025 and 2029. However, because of the extensive time required for development, testing and regulatory review of a potential product, and although such delays may entitle us to patent term extensions, it is possible that, before NexoBrid can be commercialized in additional international jurisdictions and/or before any of our future products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantages of the patent. The international PCT patent applications relating to EscharEx were filed on January 30, 2017. National phase applications corresponding to these PCT applications were filed in several jurisdictions and the expiration date of the 15 patents that issued and those that will be issued is January 30, 2037, absent patent-term adjustment and/or extensions. Our pending and future patent applications may not lead to the issuance of patents or, if issued, the patents may not provide us with any competitive advantage. We also cannot guarantee that:

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

We generally enter into non-competition agreements with our employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors or clients for a limited period. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefitting from the expertise our former employees or consultants developed while working for us. For example, Israeli labor courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the protection of a company’s trade secrets or other intellectual property. If we cannot demonstrate that such interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former Israeli employees or consultants and our ability to remain competitive may be diminished. As to our U.S. operations, on the U.S. federal level, there was movement in 2023 by federal agencies to make noncompete agreements unenforceable in general. The Federal Trade Commission proposed a new rule to ban employers nationwide from using non-compete agreements with their employees and independent contractors, and the General Counsel of the National Labor Relations Board issued a memo in March 2023 opining that many types of non-compete and non-solicitation restrictions unlawfully interfere with employees’ protected rights under Section 7 of the National Labor Relations Act. If any of these proposed new U.S. federal restrictions becomes effective, or if any state in which we have operations continues to expand restrictions or bans the use of non-compete restrictions, that could adversely impact our ability to protect our investment in our key employees in our U.S. locations, and harm our competitive position.

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

Our ordinary shares were first offered publicly in our IPO in March 2014 at a price of $98.00 per share, and our ordinary shares have subsequently traded as high as $127.12 per share and as low as $7.10 per share through December 31, 2023. The market price of our ordinary shares on the Nasdaq Global Market may fluctuate as a result of a number of factors, some of which are beyond our control, including, but not limited to:

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

We have made significant offerings of our ordinary shares in the past and may do so again in the future. For example, on April 23, 2019, the SEC declared effective our shelf registration statement on Form F-3, which registered the resale of 1,605,732 shares that are subject to registration rights. All shares sold pursuant to an offering covered by that registration statement (or a subsequent shelf registration that we may file to replace it after it expires) will be freely transferable. See “ITEM 7.B. Related Party Transactions-Registration Rights Agreement.” Sales by us or our shareholders of a substantial number of ordinary shares in the public market could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

 In addition, as of March 15, 2024, 1,161,033 ordinary shares were subject to outstanding option and RSU awards granted to employees and office holders under our share incentive plans, including 430,675 ordinary shares issuable under currently exercisable share options and RSUs. We have filed a registration statements on Form S-8 registering the issuance of all such ordinary shares issuable under our share incentive plans. As of March 15, 2024, 680,108 shares remained available for future awards under our 2014 Equity Incentive Plan, which shares will be rolled over to a new share incentive plan— the 2024 Share Incentive Plan— that we will adopt and bring for shareholder approval soon.  Shares included in such registration statements on Form S-8 may be freely sold in the public market upon issuance, except for shares held by affiliates, who have certain restrictions on their ability to sell.

As a foreign private issuer, we are permitted to, and actually do, follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements.

As a foreign private issuer, we are permitted to, and do, follow certain home country corporate governance practices instead of those otherwise required under the Nasdaq Stock Market listing rules for domestic U.S. issuers. For instance, we follow home country practice in Israel with regard to the (i) quorum requirement for shareholder meetings (ii) shareholder approval for certain transactions other than a public offering involving issuances of a 20% or more interest in the company. See “ITEM 16G. Corporate Governance.” We may in the future elect to follow home country practices in Israel with regard to other matters as well, such as the formation and composition of the nominating and corporate governance committee, separate executive sessions of independent directors and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, and certain acquisitions of the stock or assets of another company). Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Global Market may provide less protection to you than what is accorded to investors under the Nasdaq Stock Market listing rules applicable to domestic U.S. issuers. See “ITEM 16G. Corporate Governance.”

As a foreign private issuer, we are not subject to the provisions of Regulation FD or U.S. proxy rules and are exempt from filing certain Exchange Act reports. Loss of our foreign private issuer status would be accompanied by a significant increase in compliance costs.

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

We have never declared or paid cash dividends on our share capital, nor do we anticipate paying any cash dividends on our share capital in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our ordinary shares will be an investor’s sole source of gain for the foreseeable future. In addition, Israeli law limits our ability to declare and pay dividends, and may subject our dividends to Israeli withholding taxes. See “ITEM 8.A. Consolidated Statements and Other Financial Information-Dividend Policy,” “ITEM 10.B. Articles of Association-Dividend and liquidation rights” and “ITEM 10.E. Taxation-Israeli Tax Considerations and Government Programs.”

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

We are required to comply with the internal control, evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). Pursuant to Section 404(a) of the Sarbanes-Oxley Act, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting. Because we have become an accelerated filer (as would be the case if we were furthermore to qualify as or a large accelerated filer), we are required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes Oxley Act.

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Based on our current estimates of our gross income and gross assets and the nature of our business, we do not believe we were classified as a PFIC for the taxable year ended December 31, 2023. There can be no assurance that we will not be considered a PFIC for the current or any future taxable year. PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. Furthermore, the value of our gross assets is likely to be determined in large part by reference to our market capitalization. As such, a decline in the value of our ordinary shares or an increase in the value of our passive assets (including cash and short term investments), for example, may result in our becoming a PFIC. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gain, the loss of the preferential rate that may be applicable to dividends received on our ordinary shares by individuals who are U.S. Holders (as defined in “ITEM 10.E. Taxation-United States Federal Income Taxation”), and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. However, we do not intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we are classified as a PFIC. See “ITEM 10.E. Taxation-United States Federal Income Taxation-Passive Foreign Investment Company Considerations.”

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

Risks Primarily Related to our Operations in Israel

Our headquarters, manufacturing and other significant operations are located in Israel and, therefore, our operations may be disrupted and our results of operations or financial condition may be adversely affected by Israel’s current war against the terrorist organization Hamas and other terrorist organizations and by any adverse consequences of that war.

              Our headquarters, manufacturing and research and development facilities are located in Yavne, Israel. In addition, the majority of our key employees and officers are residents of Israel.

In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel, may be developing nuclear weapons and has targeted cyber-attacks against Israeli entities. On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population within the State of Israel, mostly in southern and central Israel, including areas near our headquarters, manufacturing and research and development facilities. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against this terrorist organization, accompanied by the draft of several hundred thousand Israeli military reservists, commenced in parallel to Hamas’ continued rocket and terror attacks. Following the attack by Hamas on Israel’s southern border, Hezbollah in Lebanon also launched missile, rocket and shooting attacks against Israeli military sites, troops and Israeli towns in northern Israel. In response to these attacks, the Israeli army has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon, and the two sides have been trading attacks on one another since that time. Furthermore, the Houthi movement, which controls parts of Yemen, has been launching attacks on marine vessels traversing the Red Sea, which were thought to either be in route towards Israel or to be partly owned by Israeli businessmen. It is possible that other terrorist organizations, including Palestinian military organizations in the West Bank, as well as other hostile countries, such as Iran, will join the hostilities. It is currently not possible to predict the duration or severity of the ongoing conflict. Up to the present time, the war has not had a material effect on our business, operations and financial conditions. However, the ongoing conflict is still evolving and developing, and could still disrupt our business and operations.

As of December 31, 2023, we had 88 employees based in Israel. Certain of our employees, were and may be in the future called perform military reserve duty in connection with the current war. Even in the absence of an active military conflict, our employees could be called in the future to perform reserve military duty for up to 54 days (and in the case of non-officer commanders or officers, up to 70 or 84 days, respectively) of each three-year period until they reach the age of 40 (and in some cases, depending on their specific military profession, up to 45 or even 49 years of age). In certain emergency circumstances (as was the case with the current war), these employees may be called to immediate and unlimited active duty. Our business and results of operations could be disrupted by the absence of a significant number of employees related to military service, for a significant period of time.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the current war, or any other terrorist attack that might cause us damages. The reinstatement value of direct damages that are caused by terrorist attacks or acts of war that the Israeli government is currently committed to covering might not be maintained or, if maintained, might not be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us as a result of the current (or any other) armed conflict involving Israel could have a material adverse effect on our business and results of operations

Boycotts and similar activities promoted by certain  Middle Eastern countries and other political groups against Israeli businesses may adversely impact our operations and our ability to sell our products.

Several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and anti-Israel political activists have been encouraging additional countries to impose restrictions on doing business with, and to boycott the products of,  Israel and Israeli companies whether as a result of hostilities in the region or otherwise. More countries may impose restrictions on doing business with Israel and Israeli companies if hostilities on Israel continue or increase. Recently, Israel has signed bilateral peace agreements with several Middle Eastern (including Arab) countries, forging new economic ties with them. Nevertheless, if the actions of boycott activists become more widespread and successful, that may adversely impact our ability to sell our products. Israel’s ongoing war against the terrorist group Hamas may assist those activists seeking to harm the economic interest of Israeli companies such as ours. For example, in light of the ongoing war, Moody’s decided to downgrade Israel’s credit rating from A1 to A2, as well as Israel’s outlook rating from “stable” to “negative”. This downgrade and similar economic measures could slow the flow of international investment to Israel, negatively impacting the business environment in which we operate.

Provisions of Israeli law and our articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, us, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the company’s outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights. See “ITEM 10.B. Articles of Association-Acquisitions Under Israeli law” for additional information.

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

Our research and development efforts have been financed in part through grants from the Israeli Innovation Authority (“IIA”), formerly operating as the Israeli Office of the Chief Scientist (the “OCS”). The total gross amount of grants actually received by us from the IIA, including accrued interest (or such other interest rate that the IIA may set in the future) and net of royalties actually paid as of December 31, 2023, totaled approximately $13.8 million and the amortized cost (using the interest method) of the liability as of that date totaled approximately $7.8 million. As of December 31, 2023, we had accrued and paid net royalties to the IIA in an amount of $1.9 million. As of December 31, 2018 we determined that we will no longer be supported by the IIA. As a result, since 2020 we did not submit applications for IIA grants and we do not plan to submit in 2024.

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

Our business could be adversely impacted by climate change.

The intensifying effects of climate change present physical, liability, and transition risks with both macro and micro implications for companies and financial markets. There is increasing concern that a gradual increase in global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere are causing significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters (such as floods, droughts, wildfires and severe storms). Such events could, among other things, disrupt our operations, including by damaging or destroying our facilities or those of our suppliers, which may cause us to suffer losses and additional costs to maintain or resume operations or as a result of supply chain-related delays or cancellations, which could have an adverse impact on our business and results of operations. In addition, implementing changes to mitigate risks associated with such events may result in substantial short- and long-term additional operational expenses, which may materially affect our profitability.

Expectations, regulations and scrutiny relating to environmental, social and governance (ESG) matters  may impose additional costs and expose us to new risks.

There is an increasing focus from certain investors, clients, regulators, employees and other key stakeholders or third parties concerning environmental, social and governance (“ESG”) factors, including those relating to climate change, supply chain matters and human capital management. Such increased scrutiny may result in increased costs, increased risk of litigation or reputational damage relating to our ESG practices or performance, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition or results of operations. In addition, if we communicate certain initiatives and goals regarding ESG matters, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope of such initiatives or goals. If we fail to satisfy the expectations of investors and other key stakeholders or our initiatives are not executed as planned, our reputation and financial results could be materially and adversely affected. Additionally, the emphasis on ESG matters has resulted and may result in the adoption of new laws and regulations, including new reporting requirements in various jurisdictions. Our failure to comply with any applicable rules or regulations could lead to penalties and adversely impact our reputation, customer attraction and retention, access to capital and employee retention. Such ESG matters may also impact our suppliers, customers and business partners, which may augment or cause additional impacts on our business, financial condition or results of operations.

Item 4.   INFORMATION ON THE COMPANY

A.	History and Development of the Company
 Our History

Our legal name is MediWound Ltd. and our commercial name is MediWound.

We are a company limited by shares organized under the laws of the State of Israel. MediWound was founded in January 2000. We are registered with the Israeli Registrar of Companies. Our registration number is 51-289494-0. Our principal executive offices are located at 42 Hayarkon Street, Yavne 8122745, Israel, and our telephone number is +972 (77)-971-4100.

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

Principal Capital Expenditures

              For a description of our principal capital expenditures and divestitures, see Item 5. “Operating and Financial Review and Prospects-Liquidity and Capital Resources” and Note 15A(3) to our consolidated financial statements included elsewhere in this Annual Report.

B.	Business Overview
We are a global leader in next-generation enzymatic therapeutics focused on non-surgical tissue repair. We specialize in the development, production and commercialization of solutions that seek to improve existing standards of care. We are committed to providing rapid and effective biologics that improve patient experiences and outcomes, while reducing costs and unnecessary surgeries.

Our first drug, NexoBrid, is an FDA-approved orphan biologic for eschar removal in severe burns that can replace surgical interventions and minimize associated costs and complications. NexoBrid is a topically administered biological product that enzymatically removes nonviable burn tissue, or eschar, in patients with deep partial and/or full-thickness thermal burns without harming viable tissue. NexoBrid is approved in over 40 countries, including in the United States, European Union and Japan, where it has been designated as an orphan biologic drug.

Utilizing the same core biotherapeutic enzymatic platform technology, we have developed a strong R&D pipeline including our lead drug under development, EscharEx. EscharEx, a phase III-ready biologic, is a multimodal debridement therapy for the treatment of chronic wounds, with significant potential advantages over the $360 million dominant product and an opportunity to expand the market. It is a concentrate of proteolytic enzymes enriched in bromelain for topical, easy to use daily applications. In several Phase II trials, EscharEx was shown to be well-tolerated, and demonstrated positive efficacy results in debridement and promotion of granulation tissue in various hard-to-heal wounds, with only a few daily applications. EscharEx’s mechanism of action is mediated by proteolytic enzymes that cleave to and remove necrotic tissue preparing the wound bed for healing. The Phase III study in patients with VLU, is expected to initiate in the second half of 2024.

MediWound’s pipeline also includes MW005, a topical therapeutic for the treatment of basal cell carcinoma that has demonstrated positive results in Phase I/II study.

We manufacture NexoBrid and our product candidates in our cGMP certified sterile manufacturing facility at our headquarters in Yavne, Israel.

Key Recent Developments

NexoBrid

 In May 2023, we were awarded an additional $10 million from BARDA. The supplemental funding was intended to support a $3 million replenishment of expired product previously procured for emergency preparedness, the pediatric indication sBLA submission to the FDA, and enrollment of an additional 50 patients in the ongoing expanded access treatment protocol (NEXT).

In September 2023, NexoBrid was launched in the U.S. by our partner, Vericel, with more than 50 burn centers submitting packages to Pharmacy and Therapeutics (P&T) committees and more than 25 already approved. Also, in the third quarter of 2023, NexoBrid was launched in Japan for treating adults and pediatric burn patients, and launched in the fourth quarter in India.

In September 2023, the Supplemental BLA for pediatric indication was accepted for review by the U.S. Food and Drug Administration (FDA), with a decision expected in the second half of 2024.In December 2023 we received European Commission approval for the removal of eschar in deep partial- and full-thickness thermal burns for all ages.

In November 2023, we expanded NexoBrid’s European market presence by establishing a collaboration with PolyMedics Innovations (PMI) for the promotion of NexoBrid in Germany, Austria, Belgium, the Netherlands, and Luxembourg.

During 2023, the DOD through MTEC and directly through MTEC awarded the Company additional funding of $10.3 million to advance the development and production of a new, temperature-stable formulation of NexoBrid, positioning it as the first-line non-surgical solution for treating severe burn injuries in pre-hospital settings.

EscharEx

During 2023 we aligned the U.S. Phase III clinical study protocol with the European Medicine Agency (EMA) and the FDA, and are expected to submit a final protocol in the first half of 2024. 216 patients will be treated globally across 40 sites with either EscharEx or a gel vehicle placebo, with an interim assessment to be performed once 67% of participants complete the study. Study initiation is expected in the second half of 2024.

During 2023 we established research collaborations with 3M, Mölnlycke and MIMEDX to support the EscharEx Phase III clinical study.

In February 2024 we published a post-hoc head-to-head comparative analysis of EscharEx vs SANTYL® using data from a Phase II randomized controlled study, which demonstrated that EscharEx showed significant superiority over SANTYL in multiple clinical outcome measures: incidence of complete debridement; median time to achieve complete debridement; incidence of achieving wound bed preparation (WBP); median time to achieve WBP; and time to wound closure.

MW005

In July 2023, we announced positive results in our U.S. Phase I/II study of MW005 for the treatment of basal cell carcinoma. Fifteen patients were treated with MW005 and completed the study. Results showed MW005 was well-tolerated, with a high level of patient compliance. Based on clinical assessments, eleven out of fifteen patients achieved complete clearance of their BCCs; the majority of these patients also had histologically confirmed complete clearance.

Operations

In July 2023, we signed a turnkey scale-up agreement (the “Scale-up Agreement”) to establish, commission, and validate a cutting-edge, sterile, and GMP-compliant manufacturing facility. Construction of the new GMP-compliant state-of-the-art manufacturing facility is on track for mid-2024 completion, and is projected to achieve 6-fold manufacturing capacity increase in 2025.

Alongside entering the Scale-Up agreement, we have also secured a new lease agreement (the “Lease Agreement”) with the current property owner. This agreement allows us to continue the utilization of our existing facilities and the planned manufacturing site. This property, located in Yavne, Israel, serves as the base for our administrative headquarters, research and development laboratories, and manufacturing plant. The duration of the lease extends until 2035, with an option for a further three-year extension until 2038.

Our Focus:

Burn Care

NexoBrid, a concentrate of proteolytic enzymes enriched in bromelain, is an easy to use, topically-applied product that removes eschar in four hours without harming the surrounding healthy tissues. Eschar removal is a critical first step in the successful healing of severe burns. Under existing SOC, burn eschar may be removed either by employing certain existing topical agents that have been found to be minimally effective or that take a significantly longer period of time to work, or by resorting to non-selective surgery, which is traumatic and may result in loss of blood and viable tissue. NexoBrid’s rapid and selective debridement alleviates the known risks associated with eschar, such as infection, eventual sepsis, wound deterioration and consequential scarring, and it allows physicians to reach an informed decision on further treatment at an earlier stage by direct visual assessment of the actual burn depth. Furthermore, NexoBrid minimizes the burden associated with invasive surgical procedures, reduces the need for skin grafting and sacrifice of healthy tissue from donor sites on a patient’s body and generally results in a more favorable overall long-term patient outcome. NexoBrid has been investigated in hundreds of patients across more than 22 countries and four continents in ten completed Phase II, Phase III and post-marketing clinical studies. Over 14,000 burn patients have been treated with NexoBrid in the market since 2013 and the safety and efficacy data reported from post-marketing data sources are consistent with the data available from clinical trials and no new safety signals have been observed. There have been hundreds of presentations and several award winning abstracts of NexoBrid in international and national scientific conferences, as well as about 120 peer-reviewed papers, resulting in the support of burn specialists and key opinion leaders. Awareness of NexoBrid continues to grow through our marketing efforts in countries where the drug is approved.

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

Market Opportunity

Severe burns require specialized care in hospitals or burn centers. Approximately 160,000 patients with severe burns are hospitalized every year in the United States and Europe. The prevalence of patients with severe burns is even higher in emerging economies. For example, approximately 400,000 patients are hospitalized every year with burns in India according to a study conducted by IMS Health. The severe burn patients are predominantly treated by specialists in approximately 250 burn centers in Europe and the United States, as well as at burn units of large hospitals in Europe. We believe these patients can benefit from NexoBrid’s effective and selective, non-surgical eschar removal.

In addition to our current marketing of NexoBrid in Europe and the United States, we have signed local distribution agreements for distribution of NexoBrid in Europe, Asia-Pacific countries, members of the Commonwealth of Independent States (“CIS”) and the Middle East and we plan to target additional markets in these territories by leveraging our approved registration file for additional regional marketing authorizations.

In addition to the market opportunities for NexoBrid discussed above, we believe that NexoBrid has the potential to play a critical role in the event of a burn mass casualty incident (“BMCI”), which is generally defined as any incident in which emergency medical services resources, such as personnel and equipment, are overwhelmed by the number and severity of casualties. A variety of public emergencies may give rise to a BMCI, such as terrorist attacks, natural disasters, fires and explosions. One example of a BMCI is a mass burn casualty disaster, which is defined by the American Burn Association as a catastrophic event in which the number of burn victims exceeds the capacity of the local burn center to provide optimal care. If a significant number of burn victims arrive at a burn center following an event, some victims may go untreated until the bottleneck is resolved. The use of non-surgical means that are capable of providing rapid eschar removal without harming healthy tissue, particularly during public health emergencies, could potentially reduce the time, labor and resource burdens associated with the current standard-of-care, thereby enabling the treatment of more patients. In the event of a mass burn casualty disaster, healthcare professionals can use NexoBrid to begin treatment at the patient’s bedside without the need for a surgical team and facilities. NexoBrid has demonstrated in clinical studies, with statistical significance, its ability to non-surgically and rapidly remove eschar in a single four-hour application. Once the acute treatment has been completed, the wound can be covered with available means and further managed once the BMCI is under control and the bottlenecks resolved. NexoBrid has been recognized by BARDA as a medical countermeasure for treatment of burns in the event of a BMCI. Additionally, during the war in Israel, the entire non-U.S. NexoBrid inventory has been deployed to hospitals in Israel and the military, to effectively treat those affected by the war.

BARDA Contracts

In In September 2015, we were awarded the First BARDA Contract for treatment of thermal burn injuries. This contract was amended several times over the years to extend its term until September 2024 (the Company is pursuing an extension of the contract) and its total value, up to a total amount of $165 million as of the end of 2022. In May 2023 BARDA expanded its awarded contract by providing supplemental funding of $10 million to support a $3 million replenishment of expired product previously procured for emergency preparedness, the pediatric indication sBLA submission to the FDA, and enrollment of an additional 50 patients in the expanded access treatment protocol (NEXT).

The First BARDA Contract provided funding and technical support for the pivotal U.S. Phase 3 clinical study (DETECT), the randomized, controlled pivotal clinical trial for use in the pediatric population (CIDS), the marketing approval registration process for NexoBrid as well as its procurement and availability under the expanded access treatment protocol (NEXT) in the U.S.

The total amount of the First BARDA Contract is comprised of up to $110 million to support research and development activities and up to $65 million to procure NexoBrid for U.S. emergency preparedness.

As of December 31, 2023, the Company has received approximately $88 million in funding in the aggregate, under the First BARDA Contract, and an additional $16.5 million for procurement of NexoBrid for U.S. emergency preparedness.

The first BARDA Contract may be terminated by BARDA at any time at BARDA’s discretion.

In September 2018, we were awarded an additional, separate BARDA contract (the “Second BARDA Contract”), to develop NexoBrid for the treatment of Sulfur Mustard injuries as part of BARDA’s preparedness for mass casualty events. The Second BARDA Contract provides approximately $12 million of funding to support research and development activities up to pivotal studies in animals under the U.S. FDA Animal Rule, and contains options for BARDA to provide additional funding of up to $29 million for additional development activities, animal pivotal studies, and the BLA submission for licensure of NexoBrid for the treatment of sulfur mustard injuries. The Second BARDA Contract was expired in 2023. As of December 31, 2023, the Company has received approximately $4.4 million of funding from the Second BARDA contract.

DOD and MTEC contracts

In February, 2023, the Company was entered in to a contract with the U.S. Department of Defense (DoD), through the Medical Technology Enterprise Consortium (MTEC), for development and production of a new, temperature-stable formulation of NexoBrid, positioning it as the first-line non-surgical solution for treating severe burn injuries in pre-hospital settings. The contract provides funding up to $2.7 million.

During 2023, the DOD through MTEC and directly through MTEC awarded the Company additional funding of $10.3 million to advance this development of a new temperature stable formulation of NexoBrid.

The MTEC contract may be terminated by MTEC at any time at MTEC’s discretion.

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

NexoBrid has been investigated in hundreds of patients across 22 countries and four continents in ten completed Phase II and Phase III and post-marketing clinical studies. While we are marketing our product for the removal of eschar in burn wounds under the name “NexoBrid,” in clinical trials the product has been referred to as “Debridase” and “Debrase.”

The following table sets forth information regarding the completed clinical trials of NexoBrid:

	Trial 1	Trial 2	Trial 3	Trial 4	Trial 5	Trial 6	Trial 7	Trial 8	Trial 9	Trial 10
Study Type	Retrospective Phase II Investigator initiated	Dose range Phase II	Prospective Phase II IND/FDA	Phase II IND/FDA	Phase III EMA	Phase IIIb EMA	Phase II EMA	Post approval safety study EMA	Phase III IND/FDA	Phase III IND/FDA
Design	Data collected from files of patients treated with NexoBrid	Parallel, controlled, observer- blind, randomized, single-center	Parallel, controlled, observer- blind, three-arm, randomized, multi-center	Parallel, controlled, open label, three-arm, randomized, single-center	Parallel, controlled, open label, two-arm, randomized, multi-center	Parallel, controlled, blinded, two-arm, multi-center	Open label, single-arm, multi-center	Observational retrospective data collection	Parallel, controlled, open label, three-arm, randomized, multi-center	multicenter, multinational, randomized, controlled, open-label study in children
Main Objectives	Safety and efficacy	Comparison of efficacy and safety	Safety and efficacy	Safety	Safety Efficacy	Long-term scar assessment Quality of life	Safety and pharmacokinetics Efficacy	Effectiveness of the risk minimization activities	Safety Efficacy	Safety Efficacy
Wound Types	Deep partial/full thickness thermal burns	Deep partial /full thickness thermal burns	Deep partial /full thickness thermal burns	Deep partial /full thickness thermal burns	Deep partial/ full thickness thermal burns	Scar formation	Deep partial/full thickness thermal burns	Burns which were treated with NexoBrid in the market	Deep partial/ full thickness thermal burns	Deep partial/ full thickness thermal burns
Number of Patients	154	20	140	30	182	89	36	160	175	145
Study Length	1985-2000	2002-2005	2003-2004	2006-2007	2006-2009	2011	2009-2015	2017-2019	2015-2020	2015-2023
Location	Israel	Israel	International	United States	International	International	International	Europe	International	International

Completed clinical trails

Pediatric investigational plan - CIDS study

The CIDS study was a Phase III, multicenter, multinational, randomized, controlled, open-label study in children with thermal burns. The study objectives were to evaluate the efficacy and safety of treatment with NexoBrid compared with SOC in hospitalized children with severe thermal burns of 1% to 30% TBSA. We expanded this study also to United States burn centers, following approval of the study protocol by the FDA. The study was conducted in accordance with a study design endorsed by the FDA and the EMA as part of the agreed Pediatric Investigational Plan (“PIP”) to support extension of the indication to pediatric patients. The CIDS study included pediatric patients of all ages, from newborn to eighteen years of age, offering NexoBrid to this important and sensitive group of patients. The primary endpoints evaluate early eschar removal, surgical burden, and cosmesis and function with a 12-month follow-up. Secondary endpoints included reduction in the need for surgical excision for eschar removal (surgical need), blood loss, reduction of the need for autograft in DPT wounds and non-inferiority in cosmesis and function at twenty-four months follow-up from wound closure. Additional extended long term cosmesis and function assessment at more than 30 months from wound closure was added to the protocol. Non-inferiority of the time to complete wound closure and other standard safety measurements were also compared with the SOC control arm.

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

 The Phase III study met its three primary endpoints with a high degree of statistical significance. NexoBrid demonstrated a significant reduction in the time to achieve complete eschar removal and a significant reduction in the wound area requiring surgical excision (surgical need) while demonstrating non-inferiority to SOC in quality of scars as measured by MVSS. The study also met certain secondary endpoints showing statistically significant reduction in the incidence of surgical excision and a reduction in the need for autograft in deep partial thickness burns, as well as a favorable trend in the reduction of blood loss during the eschar removal process. In addition, the study confirmed NexoBrid to be safe and well-tolerated for all ages.

Based on these results, we received in December 2023 the European Commission approval for the removal of eschar in deep partial- and full-thickness thermal burns for all ages.

Additionally, In September 2023, the Supplemental BLA for pediatric indication was accepted for review by the U.S. Food and Drug Administration (FDA), with a decision expected in the second half of 2024.

Ongoing clinical trials

Expanded access treatment protocol (“NEXT”)

The NEXT protocol, which we initiated in October 2019, is an open-label, single-arm treatment protocol which allows for the treatment of up to 250 burn patients with deep partial- and full-thickness thermal burns up to 30% TBSA. In September 2020, the FDA agreed to allow the NEXT protocol to be expanded to include pediatric as well as adult burn patients. The NEXT protocol is being funded by BARDA. See “BARDA Contracts” above. NEXT has been designed to be consistent with current real-life burn treatment practices in the U.S. and up to 30 U.S. burn centers are anticipated to participate. We received FDA concurrence that patients can be treated under the NEXT protocol in a burn MCI that is not a declared national emergency. Following the commercial availability of NexoBrid in the U.S., NEXT is scheduled to be closed during the first half of 2024.

Wound Care

EscharEx, a phase III-ready biologic, is a multimodal debridement therapy for the treatment of chronic wounds, with significant potential advantages over the $360 million dominant product and an opportunity to expand the market. It is a concentrate of proteolytic enzymes enriched in bromelain for topical, easy to use daily applications. In several Phase II trials, EscharEx was shown to be well-tolerated, and demonstrated its positive efficacy results in debridement and promotion of granulation tissue in various hard-to-heal wounds, with only a few daily applications. EscharEx’s mechanism of action is mediated by proteolytic enzymes that may cleave to and remove the necrotic tissue, preparing wound bed for healing.

Chronic and Other Hard-to-Heal Wounds

The chronic and other hard-to-heal wound market consists of a broader addressable population of more than 14 million patients in Europe and the United States alone suffering from chronic wounds such as VLUs, DFUs, pressure ulcers and additional patients suffering from surgical/traumatic hard-to-heal wounds. Chronic and other hard-to-heal wounds represent a $25 billion burden to the U.S. healthcare system. Chronic and hard-to-heal wounds are caused by impairment in the biochemical and cellular healing processes due to local or systemic conditions and generally can take several weeks to heal, if not longer. Such wounds can lead to significant morbidity, including pain, infection, impaired mobility, hospitalization, reduced productivity, amputation and mortality. In each of the various wound types, the presence of the eschar and/or other devitalized tissue is a frequent cause for “chronification” of wounds and the removal of this non-viable material is the key step to commence healing. The non-viable material needs to be removed to prevent further deterioration of the wound that may result in additional adverse patient outcomes. If not effectively treated, these wounds can lead to potentially severe complications including further infection, osteomyelitis, fasciitis, amputation and mortality. Most advanced wound care therapies, including negative pressure wound therapy, such as V.A.C. Therapy, and skin substitutes such as Apligraf and Dermagraft and human amniotic tissue products, are complementary to our lead product candidate, EscharEx, as these products require a clean wound bed to effectively heal a wound. Four common chronic and other hard-to-heal wounds are:

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

•
Diabetic foot ulcers. Diabetes can lead to a reduction in blood flow, which can cause patients to lose sensation in their feet and may prevent them from noticing injuries, sometimes leading to the development of DFUs, which are open sores or ulcers on the feet that may take several weeks to heal, if ever. Based on our comprehensive market research study conducted in 2015 on EscharEx that involved more than 200 healthcare professionals in the U.S. and Europe and, which was updated in 2022, there were estimated 31 million diabetics in the United States in 2019 (9.4% of the U.S. population). The annual incidence of DFUs in the United States alone is approximately 990,000 (accounting for 45% recurrence), of which approximately 820,000 undergo debridement in a given year.

•
Pressure ulcers. Pressure ulcers , also known as pressure sores, or bed sores, are injuries to the skin or the tissue beneath the skin caused by pressure applied to the skin and subsequent death of the tissue as a result of the reduced blood supply. These often occur in patients who are hospitalized or confined to a chair or bed, and usually form over bony areas, where there is little cushion between the bone and the skin, such as heels, elbows, the sacral area, and back of the head. Annually, 2.5 million pressure ulcers are treated in the United States in acute care facilities alone.

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

Market Opportunity

Currently, surgery (sharp debridement) is generally considered a first-line option. Sharp debridement is an effective method to debride a wound. However, this method requires surgically skilled physicians performing surgery with patients under, anesthesia, which in elderly patients with various co-morbidities is accompanied with a higher risk of local and systemic complications. Surgery may also involve hemorrhage which could be more difficult to control due to a high incidence of use of anticoagulants in this population. Surgery on wounds may very easily become infected, with the infection propagating to surrounding soft and boney tissues ending in life threatening major complication or amputation. Very often even minor, limited sharp debridement exposes other sensitive tissue, such as tendons, deep vessels/nerves and bones that may become infected or may be severely damaged, necessitating additional, more extensive debridement or even amputation. Due to these limitations, chronic wounds are treated by conservative methods, with autolytic and enzymatic debridement being the most commonly-used non-sharp methods. This includes a collagenase-based enzymatic debriding ointment, hydrogels and other topical dressings, which require numerous application sessions and a long time (6-8 weeks) to achieve a clean wound bed, if they achieve this at all. Thus, there is an unmet medical need for a non-surgical rapid and effective debridement agent for all care settings. Given the high demand for an effective non-surgical debridement technique and the clinical data generated to date, EscharEx has the potential to expand the current use of enzymatic debridement across all sites of care and achieve substantial market share. As documented in the Phase II study described below, EscharEx significantly improved the rate of complete debridement after few once-daily applications, thus potentially facilitating wound debridement without the need for surgery. Based on our comprehensive market research study on EscharEx that involved more than 200 healthcare professionals in the U.S. and Europe, which was last updated in 2022, the EscharEx TAM for VLUs and DFUs is estimated at approximately $2 billion in the U.S. This market research and physician feedback suggests potential market share for EscharEx at approximately 30%. Due to traditional drug pricing disparities between the U.S. and countries within the EU, we expect the TAM for the market in the EU to be less than that of the U.S., but to be roughly similar on a unit volume basis.

EscharEx Clinical History

EscharEx is a topical agent being developed for debridement of chronic wounds, in order to fulfill an unmet need for a non-surgical rapid and effective debridement option. EscharEx is based on the same active substance as NexoBrid but differs in other aspects, such as in formulation and presentation. Based on our current pre-clinical studies, EscharEx demonstrated even higher potency in lower doses, which could further contribute to EscharEx’s potential efficacy and tolerability. EscharEx has been designed in accordance with the current treatment workflow and reimbursement programs, providing a non-surgical easy-to-use, potent product for daily application, which we believe will enhance patient compliance and improve quality of care. Based on the feedback received from different stakeholders, we believe that EscharEx can address the unmet medical need for a non-surgical rapid and effective product, particularly in the outpatient setting, where the majority of patients are treated, and has a greater potential to achieve substantial market share.

EscharEx is more differentiated from NexoBrid, which further limits the chances for competition between the two products.

Non-clinical safety studies performed with NexoBrid support EscharEx development, and we have already completed successful bridging toxicology studies. In a pre-IND meeting the FDA stated that existing toxicology data for EscharEx, including cross-referenced NexoBrid data, could be sufficient to support initiation of clinical studies in the product.

Following discussions with the regulatory authorities, we aligned the Phase III study protocol with EMA and the FDA, and are on track to submit a final protocol in the first half of 2024. 216 patients will be treated globally across 40 sites with either EscharEx or a gel vehicle placebo, with an interim assessment to be performed once 67% of participants complete the study. Study initiation is expected in the second half of 2024. Additionally, we established research collaborations with 3M, Mölnlycke and MIMEDX to support the EscharEx Phase III clinical study.

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

First Phase II feasibility study-Israel

This first Phase II feasibility study was conducted in Israel to study the efficacy of our technology on chronic and other hard-to-heal wounds. The study assessed 24 patients at two sites. The results showed that our technology demonstrated positive efficacy results in debriding various chronic and other hard-to-heal wound etiologies, such as VLUs, DFUs, pressure sores and trauma on diseased skin.

Second Phase II study-Israel/E.U. - First Cohort

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

In January 2017 we reported final results of the first cohort of 73 patients. The average wound age in the EscharEx arm was more than double (72.8 weeks) that of the gel vehicle group (30.8 weeks). The average wound size was 33.6 cm2 in the EscharEx arm vs. 25.8 cm2 in the gel vehicle group. Despite the larger wounds and that wounds treated with EscharEx were older than wounds treated with gel vehicle (72.8 vs. 30.8 weeks), the study met its primary endpoint. EscharEx demonstrated a statistically significantly higher incidence of complete debridement at the end of the debridement period. Patients treated with EscharEx demonstrated a higher incidence of complete debridement (55% or 27/49) compared with patients treated with the hydrogel6 vehicle (29% or 7/24) with p=0.047.

Incidence of complete debridement*
55%
P = 0.047
29%
EscharEx
N = 49
Gel Vehicle
N = 24

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

The study included secondary endpoints that provide further insight into number of efficacy and safety parameters. The secondary endpoint of time to complete debridement demonstrated a clear trend (p=0.075) that strongly suggests that not only was there a difference in the incidence of debridement, as demonstrated by the primary endpoint, but that debridement occurred earlier in the group treated by EscharEx. The advantage in time to complete debridement was corroborated by the statistically significant post hoc result in the subgroup of patients with VLUs or DFUs that were treated with EscharEx (p=0.024).

Incidence of complete debridement*

56%
P = 0.028
20%
EscharEx
N = 32
Gel Vehicle
N = 15

Time to complete debridement **

Cumulative probability %
ESX
N=32
PC
N=15
P = 0.024
# of Days

Post hoc analysis showed that of patients who achieved complete debridement in the EscharEx group, 93% (25/27) completed the debridement within 7 days (4-5 applications on average).

The overall patient demographics were comparable across both arms. No deleterious effect on wound healing was observed and no material differences were found in reported adverse events. The overall safety data were comparable between the arms.

Second Phase II study-Israel/E.U. - Second Cohort

After successfully completing the first cohort of the study which included 73 patients recruited in 15 clinical sites, we initiated a second cohort of patients to evaluate safety and tolerability over extended periods of application. In this second cohort, we recruited 38 patients from two etiologies, either VLUs or DFUs, over extended periods of application (24-72 hours) with up to eight applications, randomizing the patients to two study arms EscharEx or gel vehicle at a ratio of 2:1. The primary objective was to assess safety.

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

EscharEx U.S. Phase II Study in Venous Leg Ulcer (VLU) Patients

In December 2019, we initiated a U.S. Phase II adaptive design clinical study of EscharEx for the treatment of VLUs. The study was a multicenter, prospective, randomized, placebo-controlled, adaptive design study, evaluating the safety and efficacy of EscharEx in debridement of VLUs compared to gel vehicle (placebo control) and non-surgical standard-of-care of either enzymatic or autolytic debridement (NSSOC). The study enrolled 120 patients, with 119 treated at approximately 20 clinical sites, primarily in the U.S. Study participants were treated with either EscharEx (n=46), gel vehicle control (n=43), or non-surgical standard-of-care (n=30), with a three-month follow-up. The single primary endpoint was incidence of complete debridement (non-viable tissue removal), clinically assessed, within up to 8 treatment applications during the assessment period (within 14 days), compared to gel vehicle placebo control. Secondary and exploratory endpoints assessed time to achieve complete debridement, reduction of pain, reduction of wound area, granulation tissue and wound quality of life, enabling evaluation of clinical benefits compared to both gel vehicle and NSSOC. Incidence and time to achieve wound closure were assessed as safety measurements.

In May 2022 we announced our results from this study. The study met its primary endpoint with a high degree of statistical significance, demonstrating that patients treated with EscharEx had a statistically significant higher incidence of complete debridement during the 14-day measurement period within up to 8 applications compared to gel vehicle (EscharEx: 63% (29/46) vs. gel vehicle: 30% (13/43), p-value=0.004). EscharEx efficacy results remained statistically significant compared to gel vehicle after adjusting for pre-specified covariates ascribed to patient baseline characteristics, wound size, wound age and region.

63%
P = 0.004
30%
EscharEx®
N = 46
Gel Vehicle
N = 43
Incidence of complete debridement

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

63%
13%
P<0.001
EscharEx®
N = 46
NSSOC
N = 30
Incidence of complete debridement
12.8
3.6
P <0.001
EscharEx®
N = 29
NSSOC
N = 21
Average # of applications

100
90
80
70
60
50
40
30
20
10
0
% of subjects
EscharEx
NSSOC
P = 0.016
0
20
40
60
80
100
120
# of Days

Time to complete debridement

EscharEx - 9 days vs. NSSOC - 59 days

In addition, the study showed that EscharEx was well tolerated, and the overall safety results were comparable between the arms as assessed by the data safety monitoring board. Importantly, there were no observed deleterious effects on wound closure and no material differences in reported adverse events. Estimated time to complete wound closure was 64 days for patients treated with EscharEx compared to 78 days for patients treated with NSSOC.

Post-hoc analyses from this study assessed the incidence and time to wound bed completely covered with granulation tissue. The incidence of achieving complete debridement and complete cover of the wound bed with granulation tissue (i.e., wound bed preparation, WBP) during the daily treatment period was 50.0% for EscharEx vs. 25% for the Gel Vehicle (p-value= 0.01) and 10% for NSSOC (p-value< 0.0001). The estimated median time to achieve WBP was 11 days for EscharEx vs. 85 days for the Gel Vehicle (p-value= 0.002) and 63 days for the NSSOC (p-value= 0.0106). Furthermore, it was shown that patients reaching WBP in the study are 4 times more likely to achieve wound closure (p=0004).

Post-hoc analyses from this study assessed the incidence and time to complete debridement, complete granulation, and wound closure in patients treated with EscharEx (n=46) compared to a sub-group of patients who were treated with SANTYL (n=8). Baseline characteristics (age, gender, wound age, wound size) were comparable in both groups. The incidence of complete debridement during the daily treatment period (the first two weeks of the study) was 63.0% (95% CI=47.5-76.8) for EscharEx vs. 0% for SANTYL; p=0.001. The estimated median time to achieve complete debridement during the study was 9 days (95% CI=5-15 days) for EscharEx vs. not achieved for SANTYL (95% CI=22-Not Applicable); p=0.023. The incidence of achieving complete debridement and complete cover of the wound bed with granulation tissue (i.e., wound bed preparation, WBP) during the daily treatment period was 50.0% (95% CI = 34.9%-65.1%) for EscharEx vs. 0% for SANTYL; p=0.015. The incidence of achieving WBP throughout the study was 78.3% (95% CI = 63.6-89.1) for EscharEx vs. 37.5% for SANTYL (95% CI=8.5-75.5); p=0.03. The estimated median time to achieve WBP was 11 days (95% CI =7-50 days) for EscharEx vs. not achieved for SANTYL (95% CI=22-Not Applicable); p=0.014. 15 of the 46 patients (32.6%) treated with EscharEx completely closed their wounds during the study, compared to 2 out of 8 patients (25%) treated with SANTYL (NSS).  In those patients who achieved complete wound closure, the average time to wound closure was 48.4 days (SD=23.5) for EscharEx vs. 76.0 days (SD=2.8) for SANTYL; p=0.05. Patient reported applicational pain was comparable in both groups. The safety results and overall incidence of adverse wound reactions were comparable between arms.

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

Seventy percent of patients achieved complete debridement during the course of treatment within up to 8 applications. On average, complete debridement was achieved after 3.9 applications of EscharEx. Additionally, an average reduction of 35% in wound size was achieved by the end of the 2-week follow-up period. In all patients that were positive for biofilm at baseline, the biofilm was reduced substantially to single individual microorganisms or completely removed by the end of treatment. Seven patients had positive red fluorescence (indicative of bacteria) at baseline and average red fluorescence was reduced from 1.69 cm2 pre-treatment to 0.60 cm2 post treatment. Biomarker analysis from wound fluid safety data showed that EscharEx was well-tolerated.

The development of EscharEx for the debridement of chronic and other hard-to-heal wound indications is in Phase 2 studies, and there is no certainty that EscharEx will achieve all of the objectives of the trials as required or that the FDA will allow at this stage to initiate further studies or that we will successfully complete the development to obtain a marketing authorization for EscharEx. See “ITEM 3.D. Risk Factors-Development and commercialization of EscharEx in the United States and our pipeline product candidates worldwide requires successful completion of the regulatory approval process, and may suffer delays or fail.”

Non-Melanoma Skin Cancer

MW005 is a topically applied biological product candidate for the treatment of non-melanoma skin cancers, based on the same active substance of NexoBrid and EscharEx, a concentrate of proteolytic enzymes enriched in bromelain. The clinical development plan of MW005 is supported by the results from several toxicological and other preclinical studies, as well as vast clinical experience from NexoBrid and EscharEx, which share the same API. We launched a new clinical program to evaluate our drug product candidate MW005 in patients with non-melanoma skin cancer.

In July 2023, we announced the final results of this study. Fifteen patients were treated with MW005 and completed the study. Results showed MW005 was well-tolerated, with a high level of patient compliance. Based on clinical assessments, eleven out of fifteen patients achieved complete clearance of their BCCs; the majority of these patients also had histologically confirmed complete clearance.

Although we have conducted preclinical trials, the development of MW005 for non-melanoma skin cancer indications is still in its preliminary phase and there is no certainty that it will achieve all the aims of the trials as required and/or successfully complete the approval process for such indication. See “ITEM 3.D. Risk Factors-Development and commercialization of EscharEx in the United States and our pipeline product candidates worldwide requires successful completion of the regulatory approval process, and may suffer delays or fail.”

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

Manufacturing, Supply and Production

We operate a manufacturing facility in Yavne, Israel. This facility allows us to manufacture sterile biopharmaceutical products, such as NexoBrid. The facility is designed to meet current cGMP requirements and similar foreign requirements, as certified by the U.S., EU member states competent authorities, the Israeli Ministry of Health, South Korean ministry of health and Japanese ministry of health. Our facility is subject to audits for reassessment of cGMP compliance and similar foreign requirements, which are performed periodically by regulatory authorities and was re-approved as cGMP-compliant for an additional three year term as of the audit date, until 2025. Additionally, as part of the regulatory approval process for NexoBrid our plant was inspected in 2022 by the FDA and the Pharmaceuticals and Medical Devices Agency (“PMDA”) of Japan to confirm it meets all regulatory requirements. In addition, other regional applicable authorities may also need to inspect our plant to confirm it meets all regulatory requirements in order to obtain marketing authorization in these jurisdictions. Applicable changes in our production processes for NexoBrid must be approved by the EMA and similar authorities in other jurisdictions.

 Our global demand for NexoBrid surpasses the current manufacturing capabilities. We are currently seeking to expand our manufacturing capabilities in order to increase our capacity to manufacture NexoBrid and future product candidates and satisfy near term demand. The new GMP-compliant state-of-the-art manufacturing facility is projected to be completed by mid-2024, with full-scale manufacturing currently expected to commence in 2025. We expect the cost will be approximately $12.7 million.

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

Marketing, Sales and Distribution

We commercialize globally NexoBrid via multiple sales channels:

Europe

In Europe and Israel, we sell NexoBrid, primarily through our own sales force consisting of a marketing team of specialized and knowledgeable sales representatives in Europe, focusing on leading burn centers and Key Opinion Leaders (KOL) management. We have obtained national reimbursement for NexoBrid in Belgium, Italy, and Greece and we continue to locally execute our market access strategy for most of Europe to obtain procurement by burn centers and hospitals as part of their budget, or under local, regional or national reimbursement, depending on the specific process required in each country. We believe that additional burn units in large hospitals as well as smaller hospitals will follow the treatment trends once established by the burn centers. See “-Government Legislation and Regulation-Pharmaceutical Coverage, Pricing and Reimbursement.” Furthermore, we are establishing additional distribution channels through local partners to extend outreach in EU (Sweden, Finland, France, Switzerland, Greece, Malta, Bulgaria and Cyprus,), where NexoBrid is already approved for marketing as part of the European marketing authorization.  On November 2023, we expanded NexoBrid’s European market presence by establishing a collaboration with PolyMedics Innovations (PMI) for the promotion of NexoBrid in Germany, Austria, Belgium, the Netherlands and Luxembourg. In addition to receiving marketing authorization for NexoBrid in the European Union, key opinion leaders in the burn care field worldwide are already aware of NexoBrid’s efficiency in removing eschar due to hundreds of scientific presentations and several award-winning abstracts at international and national conferences and about 120 peer-reviewed papers.

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

The Supply Agreement’s initial term is five years (the “Initial Term”), with Vericel required to provide us with notice regarding whether it plans to extend the Initial Term for an additional two years by the third anniversary of the Supply Agreement. In May 2022, Vericel notified us on its election to extend the Initial Term for an additional 2 years until 2026. After the Initial Term and optional two-year extension, Vericel, at its sole discretion, may choose to extend the Supply Agreement’s term for additional one-year periods for a potential total term of fifteen years.

In September 2023, NexoBrid was launched in the U.S. by Vericel.

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

BARDA

Pursuant to the First BARDA Contract, BARDA has completed the procurement of NexoBrid valued at $16.5 million, for emergency stockpile as part of the HHS mission to build national preparedness for public health medical emergencies. BARDA purchased inventory is being managed by MediWound under vendor managed inventory.

Under our exclusive license and supply agreements with Vericel, we will receive a double-digit royalty on any additional future BARDA purchases of NexoBrid. Please see “Vericel License and Supply Agreements” above.

Other International Markets

In other international markets, we sell NexoBrid through local distributors with which we have distribution agreements, focusing on Asia Pacific, EMEA and CEE. We have signed local distribution agreements for distribution in Russia, Mexico, India, Bangladesh, Sri Lanka, Japan, Australia, New-Zealand, Singapore, Ukraine, Taiwan and United Arab Emirates.

 Our distributors in Russia, South Korea, Taiwan, Japan, India, United Arab Emirates and Eurasian countries have obtained marketing authorization. Our additional distributors have filed or are in the process of filing for market authorization in their respective territories and are expected to launch NexoBrid after receipt of local regulatory approval, which may take a year or more to be granted, and, consequently, may occur in certain markets during 2023. We have launched NexoBrid in South Korea, Russia, Taiwan Japan and India and expect additional launches following receipt of local marketing authorizations. We plan to enter other international markets through collaboration with local distributors and leverage our approved registration file in Europe to obtain regional marketing authorizations. For a breakdown of our consolidated revenues by geographic markets and by categories of operations for the years ended December 31, 2022 and 2023, please see “Item 5.A Operating and Financial Review and Prospects-Operating Results.”

Intellectual Property

Our intellectual property and proprietary technology are important to the development, manufacture and sale of NexoBrid, EscharEx and our future pipeline product candidates. We seek to protect our intellectual property, core technologies and other know-how through a combination of patents, trademarks, trade secrets, non-disclosure and confidentiality agreements, licenses, assignments of invention and other contractual arrangements with our employees, consultants, partners, suppliers, customers and others. Additionally, we rely on our research and development program, clinical trials, know-how and marketing and distribution programs to advance our products and product candidates. As of December 31, 2023, we had been granted a total of 88 patents and have 19 pending patent applications. The family of patents that covers NexoBrid specifically includes 35 granted patents worldwide. EscharEx is covered by 15 patents and 4 national phase applications.

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

While our policy is to obtain patents by application, license or otherwise, to maintain trade secrets and to seek to operate without infringing on the intellectual property rights of third parties, technologies related to our business have been rapidly developing in recent years. Additionally, patent applications that we may file or license from third parties may not result in the issuance of patents, and our issued patents and any issued patents that we may receive in the future may be challenged, invalidated or circumvented. For example, we cannot predict the extent of claims that may be granted or enforceable in our patents nor can we be certain of the priority of inventions covered by pending third‑party patent applications filed in the U.S. If third parties prepare and file patent applications that also claim technology or therapeutics to which we have rights, we may have to participate in proceedings to determine priority of invention, which could result in substantial costs to us, even if the eventual outcome is favorable to us. Moreover, because of the extensive time required for clinical development and regulatory review of a product we may develop, it is possible that, before NexoBrid can be commercialized in additional jurisdictions and/or before any of our future products can be commercialized, related patents will expire a short period following commercialization, thereby reducing the advantage of such patent. Loss or invalidation of certain of our patents, or a finding of unenforceability or limited scope of certain of our intellectual property rights, could have a material adverse effect on us. See “ITEM 3.D. Risk Factors - Our success depends in part on our ability to obtain and maintain protection for the intellectual property relating to, or incorporated into, our technology and products.”

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

As consideration under the Klein License Agreement, we paid an aggregate amount of $1.0 million following the achievement of certain development milestones. In addition, we undertook to pay royalties of 1.5‑2.5% from revenues, 10% of royalties received from sublicensing and 2% of lump‑sum payments received from sublicensing up to $1 million and 4% above $1 million, in each case relating to products based on the licensed patents and intellectual property, for a term of 10‑15 years, as applicable, from the date of the first commercial delivery in a major country. In addition, under the Klein License Agreement, we agreed to pay a one‑time lump‑sum amount of $1.5 million upon reaching aggregate revenues of $100 million from the sale of such products.

Competition

The medical, biotechnology and pharmaceutical industries are intensely competitive and subject to significant technological change and changes in practice. While we believe that our innovative technology, knowledge, experience and scientific resources provide us with competitive advantages, we may face competition from many different sources with respect to NexoBrid, EscharEx, and our existing pipeline product candidates or any product candidates that we may seek to develop or commercialize in the future. Possible competitors may include medical practitioners, pharmaceutical and wound care companies, academic and medical institutions, governmental agencies and public and private research institutions, among others. Any product that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

In addition, we face competition from the current SOC. The current SOC for eschar removal in severe burns is surgery, where eschar removal can be performed by tangential excision, dermabrasion or hydro jet, or non‑surgical alternatives, such as applying topical medications to the eschar to facilitate the natural healing process. Consequently, we face competition from traditional surgical procedures and topical agents. However, based on our clinical trials, we believe that NexoBrid has a sustainable competitive advantage over the current non‑surgical alternatives and is less invasive than surgery in removing eschar in patients with burn wounds. See “-NexoBrid and Our Clinical History” for the results of our clinical trials. Although we are in the clinical and preclinical phases for our pipeline product candidates for debridement of chronic and other hard‑to‑heal wounds and treatment of low-risk basal cell carcinoma and connective tissue disorders and other indications, respectively, if one of our pipeline product candidates receives approval in the future, we would compete with traditional surgery and existing non‑surgical and other treatments. In chronic and other hard‑to‑heal wounds, we expect to face competition from current standard of care for debridement by sharp debridement or from the current non-surgical standard of care, either enzymatic debridement, primarily Smith & Nephew Plc’s SANTYL, a collagenase-based ointment, approved by the FDA for debriding chronic dermal ulcers. SANTYL is currently the market-leading enzymatic debridement product, with more than $360 million in estimated annual sales in the United States.

In addition to the currently available products, other products may be introduced to debride chronic and other hard‑to‑heal wounds or treat superficial and nodular basal cell carcinoma and connective tissue disorders during the time that we engage in necessary development. Accordingly, if one of our pipeline product candidates is approved, our main challenge in the market would be to educate physicians seeking alternatives to surgery or less effective non-surgical methods to use our product instead of already existing treatments. While we are still in the development stages, based on our studies, we believe that our pipeline product candidates will be more effective than the current non‑surgical alternatives and less invasive than surgery in removing non-viable material in chronic and other hard‑to‑heal wounds or in tumor resection and may be comparable or perhaps better than currently available treatments for connective tissue disorders.

NexoBrid received orphan drug status in the United States on August 20, 2003 for debridement of deep partial‑ and full‑thickness burns in hospitalized patients. In the United States, a sponsor that develops an orphan drug has marketing exclusivity for seven years post‑approval by the FDA. The exclusive marketing rights in both regions are subject to certain exceptions, including the development of a clinically significant benefit over the prevalent SOC. Once the market exclusivity for our orphan indication expires in a given jurisdiction, subject to other protections such as patents, we could face competition from other companies that may attempt to develop other products for the same indication.

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

 In December 2023 we received European Commission approval for the removal of eschar in deep partial- and full-thickness thermal burns for all ages.

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

If a product with orphan status receives the first FDA approval for the disease or condition for which it has such designation, the product will be entitled to orphan product exclusivity. Orphan product exclusivity means that FDA may not approve any other applications for the same product for the same disease or condition for seven years, except in certain limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Competitors may receive approval of different products for the disease or condition for which the orphan product has exclusivity and may obtain approval for the same product but for a different indication. If a drug or drug product designated as an orphan product ultimately receives marketing authorization for a disease or condition broader than that designated in its orphan product application, it may not be entitled to exclusivity. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

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

Properties

Our principal executive offices are located at 42 Hayarkon Street, Yavne 8122745, Israel. We have leased these facilities from a third party. The lease agreement will expire on 2035, with an option for a further three year extension until 2038. The facilities consist of approximately 32,300 square feet of space, and the yearly lease fee is approximately $648,000. These facilities house our administrative headquarters, our research and development laboratories and our manufacturing plant.

During 2023 we initiated the expansion of the Company’s manufacturing facility to address the increasing global demand for NexoBrid. This expansion project is scheduled for completion by the end of 2024 and is projected to achieve 6-fold manufacturing capacity increase in 2025.

In July 2023, we entered into a turnkey scale-up agreement with Biopharmax Group Ltd. To bolster our manufacturing infrastructure and support our long-term growth trajectory. The objective of this agreement is to establish, commission, and validate a cutting-edge, sterile, and GMP-compliant manufacturing facility. The venture aims to increase our production capacity significantly, projected to expand to six times the current capacity, aligning with our strategic plan to meet the escalating global demand for NexoBrid. The new facility, equipped with fully operational clean rooms, will be exclusively designed for NexoBrid production. It will comply with stringent regulations from the GMP, FDA, EMA, Israeli Ministry of Health, and relevant Israeli regulatory bodies. An estimated $12.7 million will be invested in the project, set for completion by mid-2024, with full-scale manufacturing expected to commence in 2025.

We have furthermore leased additional office space in Yavne, Israel, consisting of approximately 4,000 square feet, for a term of 2 years, commencing in January 1, 2024, with an option for a further three year extension until 2028. The yearly lease fee is approximately $120,000. For the initial two years of the lease term, the majority of our lease payments are being covered by the DOD.

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

D.           Property, Plants and Equipment

See “ITEM 4.B. Business Overview-Properties”, “ITEM 4.B. Business Overview-Manufacturing, Supply and Production” and “ITEM 4.B. Business Overview-Environmental, Health and Safety Matters”.

Item 4A. UNRESOLVED STAFF COMMENTS

None.

Item 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.           Operating Results

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2023 and related notes, and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS, as issued by the IASB.

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

EscharEx was also evaluated in a U.S. Phase II pharmacology study. The study was prospective, open label, single-arm and conducted at three U.S. clinical sites. On July 7, 2022, we announced positive results from this study. 70% of patients achieved complete debridement during the course of treatment within up to 8 applications. On average, complete debridement was achieved after 3.9 applications of EscharEx. Additionally, an average reduction of 35% in wound size was achieved by the end of the 2-week follow-up period. In all patients that were positive for biofilm at baseline, the biofilm was reduced substantially to single individual microorganisms or completely removed by the end of treatment. Seven patients had positive red fluorescence (indicative of bacteria) at baseline and average red fluorescence was reduced from 1.69 cm2 pre-treatment to 0.60 cm2 post treatment. Biomarker analysis from wound fluid safety data showed that EscharEx is safe and well-tolerated.

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

In July 2023, we again announced positive results in our U.S. Phase I/II study of MW005 for the treatment of basal cell carcinoma. Fifteen patients were treated with MW005 and completed the study. Results showed MW005 to be safe and well-tolerated, with a high level of patient compliance. Based on clinical assessments, eleven out of fifteen patients achieved complete clearance of their BCCs; the majority of these patients also had histologically confirmed complete clearance.

Based on the data generated to date, MW005 is safe, well-tolerated and an effective treatment for BCC with a majority of patients who completed the study demonstrating a complete histological clearance of target lesions.

We manufacture NexoBrid and our product candidates in our cGMP certified sterile manufacturing facility at our headquarters in Yavne, Israel. As of December 31, 2023, we had cash and cash equivalents and short term and restricted bank deposits of $41.7 million. Our revenues were $18.7 million and $26.5 in 2023 and 2022, respectively. Our net operating loss was $15.3 million and $8.3 in 2023 and 2022, respectively. We had an accumulated deficit of $174.8 million as of December 31, 2023. We expect to incur significant expenses and operating losses in the coming years, as research and development activities are central to our operations, which will offset by cash inflows from NexoBrid.

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

Key Components of Statements of Operations

Revenues

Sources of revenues. We derive revenues from sales of NexoBrid to burn centers and hospitals burn units in USA, Europe and Israel as well as to local distributors in other countries in accordance with distribution agreements we have in place, which also include revenues from licenses. We generate revenues from BARDA procurement of NexoBrid for emergency stockpile pursuant to BARDA contract.

We generate revenues from development services provided to BARDA, and to DOD/MTEC.

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

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses and other temporarily differences from R&D expenses totaling approximately $172 million as of December 31, 2023. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

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

Comparison of Period to Period Results of Operations

We are providing within this section a supplemental discussion that compares our historical statement of operations data in accordance with IFRS, as issued by the IASB. The below table and the below discussion provides data for each of the years ended December 31, 2023 and 2022. The below discussion of our results of operations omits a comparison of our results for the years ended December 31, 2022 and 2021. In order to view that discussion, please see “Item 5. Operating and Financial Review and Prospects-A. Operating Results- Comparison of Period to Period Results of Operations- Year Ended December 31, 2022 Compared to Year Ended December 31, 2021” in our Annual Report on Form 20-F for the year ended December 31, 2022, which we filed with the SEC on March 16, 2023.

	Years Ended December 31,
	2023	2022
	(in thousands)
Condensed statements of operations data:
Revenues	$18,686	$26,496
Cost of revenues	15,108	13,331
Gross profit	3,578	13,165

Operating expenses:
Research and development	7,467	10,181
Selling and marketing	4,844	3,725
General and administrative	6,768	6,920
Other (income) expenses	(211)	684
Operating loss	(15,290)	(8,345)

Financial income (expenses), net	8,759	(11,176)
Loss before taxes on income	(6,531)	(19,521)

Taxes on income	(185)	(78)

Net loss	$(6,716)	$(19,599)

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues
	Years Ended December 31,
	2023	2022
	(in thousands)
Revenues from sale of products	$6,261	$5,347

Revenues from development services	12,265	12,943

Revenues from license agreements and royalties	160	8,206

	18,686	26,496

We generated total revenues of approximately $18.7 million for the year ended December 31, 2023 compared to approximately $26.5 million for the year ended December 31, 2022. The decrease is primarily attributed to the BLA approval millstone payment from Vericel that took place in 2022.

Revenues from sale of products

Revenues from sales of products in 2023 were $6.3 million, a 17% increase compared to $5.3 million in 2022 mainly attributed to new customers.

Revenues from development services

Revenues from development services decreased by 5% from $12.9 million in 2022 to $12.3 million in 2023. The decrease mainly driven from BARDA.

 Revenues from license agreements and royalties

In 2023, revenues from license agreements and royalties were $0.2 million compared to $8.2 million in 2022, the decrease mainly driven by the BLA approval milestone of $7.5 million from Vericel in 2022.

Our revenues, as reported in our consolidated financial statements, are based on the location of the customers, as shown in the below table:

	Years Ended December 31,
	2023	2022
	(in thousands)
International (excluding U.S.)	$5,608	$4,624
U.S.	13,078	21,872
	18,686	26,496

BARDA contributed 56% and 51% of the Company’s total revenues in 2023 and 2022 respectively. Vericel contributed 4% and 28% of the Company’s total revenues in 2023 and 2022 respectively. DoD/MTEC contributed 10% and 2.8% of the Company’s total revenues in 2023 and 2022 respectively.

Costs and Expenses

Cost of revenues

	Years Ended December 31,
	2023	2022
	(in thousands)
Cost of revenues from sales of products	$4,927	$3,184
Cost of revenues from development services	10,177	9,829
Cost of revenues from license agreements	4	318
	15,108	13,331

Cost of revenues as a percentage of total revenues increased from 50% for 2022 to 81% for 2023.

Cost of revenues from sales of products as a percentage of revenues from sales of products increased to approximately 79% for the year ended December 31, 2023, from approximately 60% in the year ended December 31, 2022. The increase of cost of revenues from sales of product is primarily driven by revenue mix changes.

Cost of revenues from development services as a percentage of revenues from development services was approximately 83% in the year ended December 31, 2023, compared to approximately 76% in the year ended December 31, 2022, mainly attributed to BARDA.

Cost of revenues from license agreements and royalties as a percentage of revenues from license agreements was 3% in the year ended December 31, 2023 compared to approximately 4% in the year ended December 31,2022.

Research and development expenses,

Research and development expenses decreased by 27% from approximately $10.2 million in the year ended December 31, 2022 to approximately $7.5 million in the year ended December 31, 2023, attributed mainly to the completion of EscharEx Phase II study.

Selling and marketing expenses

Selling and marketing expenses increased by 30% in 2023 compared to 2022, from approximately $3.7 million in the year ended December 31, 2022 to approximately $4.8 million in the year ended December 31, 2023, mainly related to consulting services, and various marketing expenses.

General and administrative expenses

General and administrative expenses decreased by 2% in 2023 compared to 2022 from approximately $6.9 million in the year ended December 31, 2022 to approximately $6.8 million in the year ended December 31, 2023.

Other (income) expenses

Other one-time incomes for the year ended December 31, 2023 were $(0.2) million associated with non-cash income resulted with termination of sub-lease agreement with CBI. Other one-time expenses for the year ended December 31, 2022 were $0.7 million associated with management replacement and Vericel milestone payment fee.

Financial income, net	Years Ended December 31,
	2023	2022
	(in thousands)
Financial income	$10,651	$461
Financial expenses	(1,892)	(11,637)
	8,759	(11,176)

Financial income

Financial income increased from approximately $0.5 million in the year ended December 31, 2022 to approximately $10.7 million in the year ended December 31, 2023. The increase was primarily driven by an $8.3 million adjustment resulting from the revaluation of warrants and by $2.3 million of interest income from short term deposits in 2023.

Financial expense

Financial expenses decreased from approximately $11.6 million in the year ended December 31, 2022 to approximately $1.9 million in the year ended December 31, 2023. The decrease in financial expenses was primarily driven by $9 million adjustment resulting from the revaluation of warrants in 2022.

B.             Liquidity and Capital Resources

Our primary uses of cash are to fund working capital requirements, manufacturing costs, research and development activities related to EscharEx and other products candidates, capital expenditure requirements, as well as sales and marketing activities associated with the commercialization of NexoBrid in Europe.

On March 7, 2022, the Company completed a public offering in total of 744,048 new ordinary shares which were issued in consideration to offering price of $13.44 per share. The net proceeds were $8,653, after deducting commissions and other offering expenses. In addition, on March 22, 2022 the underwriters exercised their options to purchase an additional 89,012 ordinary shares at the same public offering price. The net consideration to the Company, less underwriting discounts and commissions was at additional of $1,021.

On September 26, 2022, the Company completed a registered direct (the “RD”) offering in an aggregate amount of $13,257 represent a combine purchase price of $12.25 for issuance of 1,082,223 ordinary shares and 1,082,223 warrants that become exercisable on November 28, 2022, at an exercise price of $13.475 per ordinary share which will expire in four years, The net proceeds from this offering in the amount of $11,698 have been received on September 28, 2022. The issuance expenses related to the non-current financial liability were recorded through profit and lost and the issuance expenses related to the issuance of shares recorded as a deduction from the proceed in equity.

On October 6, 2022 we entered the PIPE Securities Purchase Agreement with the several purchasers listed on the signature pages thereto (the “PIPE Purchasers”), in connection with the offer and sale of 1,407,583 pre-funded warrants to purchase up to 1,407,583 Ordinary Shares (the “Pre-Funded Warrants”) and 1,407,583 ordinary warrants to purchase up to 1,407,583 Ordinary Shares (the “PIPE Ordinary Warrants,” and together with the Pre-Funded Warrants, the “PIPE Warrants”) (the “PIPE Offering”). The combined purchase price for one Pre-Funded Warrant and associated PIPE Ordinary Warrant was $12.243. The Pre-Funded Warrants have an exercise price of $0.007 per Ordinary Share and the PIPE Ordinary Warrants have an exercise price of $13.475 per Ordinary Share and each become exercisable on November 28, 2022. The PIPE Offering closed on October 6, 2022. The gross proceeds from the PIPE Offering were approximately $17.23 million. As of December 31, 2022, all Pre-Funded Warrants have been exercised and none of the PIPE Ordinary Warrants have been exercised.

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

The Company believes that its existing cash and cash equivalents, short-term and restricted bank deposits of $41.7 million as of December 31, 2023, will be sufficient to fund its operations and capital expenditure for at least twelve months from the date of issuance of these consolidated financial statements.

Our future capital requirements will depend on many factors, including our revenue growth, timing of milestone payments, the timing and extent of our spending on research and development efforts, and international expansion. We may also seek to invest in or acquire complementary businesses or technologies. To the extent that existing cash and cash from operations are insufficient to fund our future activities, we may need to raise additional funding through debt and equity financing. Additional funds may not be available on favorable terms or at all

The accompanying consolidated financial statements have been prepared on a basis which assumes that the Company will continue as a going concern. From inception to December 31, 2023, the Company has incurred cash outflows from operations, losses from operations, and has an accumulated deficit of $174.8 million.

Cash Flows

The following table summarizes our consolidated statement of cash flows for the periods presented. The below discussion beneath the table omits a description of our cash flows for the year ended December 31, 2023. In order to view that discussion, please see “Item 5. Operating and Financial Review and Prospects Liquidity and Capital Resources” in our Annual Report on Form 20-F for the year ended December 31, 2022, which we filed with the SEC on March 16, 2023:

	Year Ended December 31,
	2023	2022

Net cash provided by (used in):
Operating activities	$(10,465)	$(11,885)
Investing activities	(34,321)	(481)
Financing activities	22,917	35,764

Net cash used in operating activities

Net cash used in all periods resulted primarily from our net loss adjusted for non-cash charges and measurements and changes in components of working capital. Adjustments for non-cash items include depreciation and amortization, equity-based compensation, revaluation of contingent liabilities warrants, and lease liability, and changes in assets and liabilities items.

Net cash used in operating activities decreased to approximately $10.5 million in the year ended December 31, 2023 compared to net cash used in operating activities of approximately $11.9 million in the year ended December 31, 2022, primarily as a result of our operational net loss, partially offset by various non-cash items such as depreciation, shared based compensation, financial income, net and revaluation of contingent considerations and warrants.

Net cash used in investing activities

Net cash used in investing activities primarily derives from investment in short term banks deposits and from purchases of property and equipment mainly related to scaling up our production facility, offset by interest received from short term bank deposit. Net cash used in investing activities was $34.3 million in the year ended December 31, 2023, compared to $0.5 million provided during the year ended December 31, 2022, primarily result of investment in short- term bank deposits and investments in property and equipment.

Net cash provided by financing activities

Net cash provided by financing activities was $22.9 million in the year ended December 31, 2023 compared to $35.8 million in the year ended December 31, 2022. The decrease in net cash provided by financing activities was primarily a result of the proceeds from the company’s 2022 Offerings, net of issuance expenses.

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

Tax Benefits Under the 2011 Amendment

The 2011 Amendment canceled the availability of the tax benefits granted under the Investment Law prior to 2011 and, instead, introduced new tax benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. The tax benefits under the 2011 Amendment for a Preferred Company meeting the criteria of the law include, among others, a reduced corporate tax rate of 15% for preferred income attributed to a Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise was located in a specified development zone, in which case the rate was 10%. Under the 2011 Amendment, such corporate tax rate was reduced in 2013 from 15% and 10%, respectively, to 12.5% and 7%, respectively, and then increased to 16% and 9%, respectively, in 2014 and thereafter until 2016. Pursuant to the 2017 Amendment, in 2017 and thereafter, the corporate tax rate for Preferred Enterprise which is located in a specified development zone was decreased to 7.5%, while the reduced corporate tax rate for other development zones remains 16%. Income attributed to a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone. As of January 1, 2017, the definition of “Special Preferred Enterprise” includes less stringent conditions. Dividends paid to Israeli shareholders out of preferred income attributed to a Preferred Enterprise or to a Special Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20%, or such lower rate as may be provided in an applicable tax treaty(. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non‑Israeli company, the aforesaid will apply).

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

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income,” as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the Israeli Innovation Authority (the “IIA”).

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

C.          Research and Development, Patents and Licenses, etc.

Our research and development strategy is centered on developing our patented proteolytic enzyme technology, which underlies NexoBrid and EscharEx, into additional products for high value indications. Our research and development team is located at our facilities in Yavne, Israel, and consists of 26 employees as of December 31, 2022 and is supported by highly experienced consultants in various research and development disciplines.

We have received government grants (subject to our obligation to pay royalties) as part of the NexoBrid and EscharEx research and development programs approved by the IIA. The total gross amount of grants actually received by us from the IIA, including accrued interest and net of royalties actually paid, totaled approximately $13.8 million as of December 31, 2023 and the amortized cost (using the interest method) of the liability totaled approximately $7.8 million and $7.6 million as of December 31, 2023 and 2022, respectively. Because the repayment of IIA grants is in the form of future royalties, the balance of the commitments to the IIA is presented as an amortized liability on our balance sheet. As of December 31, 2022, we had accrued and paid royalties to the IIA totaling $2 million.

We received funds from BARDA in accordance with the terms of our BARDA contracts. As of December 31, 2023 we had accrued $93 million of BARDA’s participation in NexoBrid’s research and development programs.

For a description of our research and development policies for the last three years, see “ITEM 4.B. Business Overview-Research and Development.”

D.           Trend Information

We continue to closely monitor macro-economic conditions, including the headwinds caused by supply chain problems, inflation, increased interest rates and other trends that have been adversely impacting economic activity on a global scale. We have been assessing, on an ongoing basis, the implications of those global conditions for our operations, supply chain, liquidity, cash flow and product orders, and will act in an effort to mitigate adverse consequences as needed. To the extent inflation increases our costs and expenses, we could consider price increases to offset those cost pressures.

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

We cannot provide any assurances as to the extent of our resilience to the adverse impact of these specific developments in future periods. See also “ITEM 3.D. - Risk Factors -“We depend on a sole supplier to obtain our intermediate drug substance, bromelain SP, which is necessary for the production of our products.”

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

E. Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB. The preparation of these historical financial statements in conformity with IFRS requires management to make estimates, assumptions and judgments in certain circumstances that affect the reported amounts of assets, liabilities and contingencies as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. We evaluate our assumptions and estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our critical accounting estimates are described in Note 2 to our consolidated financial statements included elsewhere in this annual report.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of March 15, 2024:

Name	Age	Position
Executive Officers
Ofer Gonen	51	Chief Executive Officer
Shmulik Hess	51	Chief Operating Officer & Chief Commercial Officer
Ety Klinger	62	Chief Research and Development Officer
Hani Luxenburg	51	Chief Financial Officer
Yaron Meyer	45	Executive Vice President, General Counsel and Corporate Secretary
Robert J. Snyder	74	Chief Medical Officer

Directors
Nachum (Homi) Shamir (1)(2)(3)(5)	69	Chairman of the Board of Directors
Vickie R. Driver (1)(4)(5)	70	Director
David Fox (2)(3)(5)	66	Director
Shmuel (Milky) Rubinstein (4)(5)	84	Director
Stephen T. Willis (1)(2)(4)(5)	67	Director

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and governance committee.
(4)	Member of our research and development committee.
(5)	Independent director under the listing rules of the Nasdaq Stock Market.

 Executive Officers

Ofer Gonen has served as our Chief Executive Officer since July 2022 and on our board of directors since September 2003. Mr. Gonen is also the Chief Executive Officer of Cactus Acquisition Corp. 1 (Nasdaq: CCTS) and served as the Chief Executive Officer of Call Biotechnology Industries (TASE: CBI) from February 2017 until June 2022. Mr. Gonen has more than 20 years of experience in managing life science investments and business collaborations in both the US and Israel. Mr. Gonen serves as a board member of several private and publicly-traded portfolio companies of CBI, including Gamida Cell (Nasdaq: GMDA) and Cactus, as well as a managing partner at the Anatomy Medical Fund. Before joining CBI, Mr. Gonen was the General Manager of Biomedical Investments Ltd., a partner at Arte Venture Group, as well as a technology consultant to various Israeli venture capital funds. Mr. Gonen gained extensive experience in R&D and management of defense-oriented projects at the prestigious “Talpiot” program of the Israeli Defense Forces. He holds a B.Sc. in Physics, Mathematics and Chemistry from the Hebrew University of Jerusalem, and an M.A. in Economics and Finance from Tel Aviv University, with distinction.

Shmulik Hess has served as our Chief Operating Officer since December 2023. Dr. Hess has over two decades of extensive expertise in drug development and commercial operations in healthcare. Prior to joining MediWound, he served as Chief Executive Officer at Tabby Therapeutics, Enlivex Therapeutics (Nasdaq: ENLV), and Valin Technologies. Formerly, Dr. Hess served as a global operations executive at SciGen Ltd (acquired by VBI Vaccines). Dr. Hess is the inventor of multiple patents and author of numerous publications in peer reviewed scientific journals. He received his Ph.D. in Pharmaceutical Science from the Hebrew University, Israel and was a research fellow at Harvard-MIT Health Sciences and Technology (HST).

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

Hani Luxenburg has served as our Chief Financial Officer since May 2023. Ms. Luxenberg has over two decades of progressive leadership experience managing financial and accounting operations. Prior joining MediWound, Ms. Luxenburg served as Chief Financial Officer at BIRD Aerosystems. Prior to that, she held senior finance roles at AstraZeneca, Alvarion Technologies Ltd., and Ernst & Young. Ms. Luxenburg is a certified public accountant and holds a Bachelor of Arts in Economics and Accounting from the University of Haifa, along with a Bachelor of Law from IDC Herzliya. In addition, she is a member of the Israel Bar Association.

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

Vickie R. Driver has served as a member of our Board since May 2017. She is board certified in foot surgery by the American Board of Podiatric Surgery and is a Fellow at the American College of Foot and Ankle Surgeons, licensed in Virginia, Massachusetts, and Rhode Island. Dr Driver serves as Chair, Board of Directors for the Wound Care Collaborative Community, an important collaboration with the FDA, CMS and the NIH and has received a prestigious honor of receiving The Robert A. Warriner III, MD Memorial Award. She is System Wide Medical Director of the Wound Care and Hyperbaric Centers at INOVA Healthcare in the DC Metropolitan area and is Professor, University of Virginia, School of Medicine. She is also Fellow, Royal College of Physicians and Surgeons-Glasgow, PM and Inaugural Fellow, Assoc for the Advancement of Wound Care, FAAWC. She currently serves as Honorary Visiting Professor at Cardiff University (UK) in the Department of Medicine and Professor at Barry University (USA). She proudly serves as a member of the Wound Healing Society (WHS) Board of Directors and as member Board of Directors for the Critical Limb Ischemia (CLI) Global Society. She has completed her tenure as president for the Advancement of Wound Care Association (AAWC) and served for 9 years on the Board of Directors. Dr. Driver is a former Professor of Surgery in the Department of Orthopedics at Brown University (Clinical) and Associate Professor of Surgery at Boston University. She has also chaired the Wound Care Experts and U.S. Food and Drug Administration (“FDA”) Clinical Endpoints Project [WEF-CEP]. The project was successful in developing the research to expand the wound healing clinical endpoints considered by FDA. She and her team proposed a combined effort to develop the Wound-care Experts/FDA-Clinical Endpoints Project [WEF-CEP] to strategically identify clinically meaningful, evidence-based, and patient-centered wound care endpoints that are relevant for clinical research and trials. The goal was to collaboratively work with the FDA to expand the list of acceptable primary endpoints, recognizing that new and innovative treatments, devices, and drugs may not have complete healing as the focus. She has served as a senior investigator for more than 70 important multi‑center randomized clinical trials, as well as developed and supervised multiple research fellowship training programs. She has served and chaired multiple committees for large national and international pivotal clinical trials, has authored over 150 publications and abstracts and is former Director, Translational Medicine at Novartis Institute for BioMedical Research. Dr. Driver is credited with the development and directorship of multiple major multidisciplinary Limb Preservation- Wound Healing Centers of Excellence, including Military/VA, Hospital and University based programs. Dr. Driver served on the Inaugural Educational Committee at the American College of Wound Healing and Tissue Repair at University of Illinois School of Medicine and was Scientific Director, Colorado Prevention Center, Wound Care Laboratory at the University of Colorado. Dr. Driver has held several leadership, teaching, research and clinical positions at Academic Medical Centers, Veterans Administration Medical Centers, and Military Medical Centers. Dr. Driver received a Doctorate of Podiatric Medicine and Surgery from the California College of Podiatric Medicine and Surgery and a master’s degree in medical education from Samuel Merritt University.

Mr. David Fox has served as a member of our board of directors since April 2020. Mr. Fox has served as a member of our board of directors since April 2020.  Mr. Fox was most recently a partner at Kirkland & Ellis LLP and served as a member of its Global Executive Management Committee until 2019.  Prior to joining Kirkland, Mr. Fox was a partner at Skadden, Arps, Slate, Meagher & Flom LLP, where he was a member of its governing committee.  Mr. Fox is a member of the executive committee and board of directors of the Park Avenue Armory, which enables artists to create and audiences to experience epic, adventurous work while also offering arts education programs at no cost to public school students, and is chairman of the advisory board of New Alternatives for Children, an organization that provides support to families caring for medically fragile children.  Mr. Fox is the principal of David Fox & Co. LLC an advisory business and CEO of Bald Productions LLC, a movie and television development and production company.  He is also an advisor to Longacre Square Partners, a communications and special situations advisory firm and to Nardello & Co, a global investigations firm.  In addition, Mr. Fox serves on the executive committee and the board of governors, and is an honorary fellow, of the Hebrew University, Jerusalem.  He holds an LL.B. degree from Jerusalem University, Israel.

Shmuel "Milky" Rubinstein has served as a member of our board since August 2023. Mr. Rubinstein brings a distinguished record of leadership in the pharmaceutical and biotechnology sectors to our board. Currently serving as Chairman of Trima Pharma, Milky's expertise extends across various prominent board roles, including Strata Skin Sciences (SSKN), Medison Biotech, and Keystone Dental. Notably, he held the esteemed position of CEO at Taro Pharmaceuticals (TARO), overseeing its successful acquisition by SUN Pharma. Milky's extensive board engagements also encompass Kamada (KMDA), Exalenz (Acquired by VIVO), and Clal Biotechnology Industries (CBI). With a proven track record, Milky Rubinstein's insights are poised to contribute significantly to our company's strategic direction and growth.

Stephen T. Wills has served as a member of our Board since May 2017, as Chairman of our Board since October 2017 and as Executive Chairman of our board since May 2019. Mr. Wills serves as Chief Financial Officer (since 1997) and Chief Operating Officer (since 2011) of Palatin Technologies, Inc. (NYSE: PTN), a biopharmaceutical company developing targeted, receptor‑specific peptide therapeutics for the treatment of diseases with significant unmet medical need and commercial potential. He also serves as Chief Financial Officer of Cactus Acquisition Corp. 1 Limited (Nasdaq: CCTS), a special purpose acquisition company, since 2021 until February 2024, when majority ownership was acquired by a new Sponsor. Mr. Wills serves on the boards of Gamida Cell Ltd. (Nasdaq: GMDA), a leading cellular and immune therapeutics company since March 2019 (audit chairperson and compensation and finance committee member) and of Amryt Pharma, a biopharmaceutical company focused on developing and delivering treatments to help improve lives of patients with rare and orphan diseases since September 2019 (chairman of audit committee and member of the compensation and finance committee) until April 2023, when Amryt was acquired by Chiesi Farmaceutici. Mr. Wills also serves on the board of trustees and executive committee of The Hun School of Princeton, a college preparatory day and boarding school since 2013, and its chairman since June 2018 until his retirement in June 2023. Mr. Wills served on the board of directors of Caliper Corporation, a psychological assessment and talent development company since March 2016 and as chairman from December 2016 until December 2019, when Caliper was acquired by PSI. Mr. Wills served as executive chairman and interim principal executive officer of Derma Sciences Inc. a provider of advanced wound care product from December 2015 to February 2017, when Derma Sciences was acquired by Integra Lifesciences (Nasdaq: IART). Previously, Mr. Wills served on the Board of Derma Sciences as the lead director and chairman of the audit committee from June 2000 to December 2015. Mr. Wills served as the Chief Financial Officer of Derma Sciences from 1997 to 2000. Mr. Wills served as the president and Chief Operating Officer of Wills, Owens & Baker, P.C., a public accounting firm from 1991 to 2000. Mr. Wills, a certified public accountant, earned his Bachelor of Science in accounting from West Chester University, and a Master of Science in taxation from Temple University.

There are no family relationships among any of our executive officers or directors.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B.          Compensation

Compensation of Directors and Executive Officers

The table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2023. All amounts reported in the table reflect the cost to the company, as recognized in our financial statements for the year ended December 31, 2023.

Name and Position	Salary & Social Benefits(1)	Bonus	Share-Based Payment(2)	Other Compensation (3)	Total
	(thousand U.S. dollars)(4)

Ofer Gonen, Chief Executive Officer	480	152	484	17	1,133
Ety Klinger, Chief Research & Development Officer	297	58	102	22	479
Yaron Meyer, Executive Vice President, General Counsel & Corporate Secretary	250	44	80	5	379
Hani Luxenburg, Chief Financial Officer (5)	166	43	9	26	244
Boaz Gur-Lavie, former Chief Financial Officer (6)	140	22	46	16	224

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

(2)
Represents the equity‑based compensation expenses recorded in the company’s consolidated financial statements for the year ended December 31, 2023 based on the options’ grant date fair value in accordance with accounting guidance for equity‑based compensation.

(3)
Represents the other benefits to such officer, which includes either or both of (i) car expenses, including lease costs, gas and maintenance, provided to the officers, (ii) vacation benefits and (iii) severance payment.

(4)
Converted (i) from NIS into U.S. dollars at the rate of NIS 3.69 = U.S$1, based on the average representative rate of exchange between the NIS and the U.S. dollar in the year ended December 31, 2023 as reported by the Bank of Israel in the year ended December 31, 2023.

(5)	Ms. Luxenburg Joined the Company in May 2023.
(6)	Mr. Gur Lavie worked in the Company until July 2023.

The aggregate compensation paid and equity‑based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended December 31, 2023 was $3.8 million. As of December 31, 2023, options to purchase 467,146 ordinary shares, exercisable at a weighted average exercise price of $15.3 per share, and restricted share units (“RSUs”) that may be settled for 44,067 ordinary shares, in each case granted to our directors and executive officers, were outstanding under our equity incentive plans. We do not have any written agreements with any director for benefits upon the termination of such director’s relationship with our company or its subsidiaries.

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

Share Incentive Plans

2014 Equity Incentive Plan

In March 2014, we adopted and obtained shareholder approval for our 2014 Equity Incentive Plan, which was amended as of December 18, 2018 (the “2014 Plan”). The 2014 Plan provides for the grant of options, restricted shares, RSUs and other share‑based awards to our and our subsidiaries’ and affiliates’ directors, employees, officers, consultants and advisors, among others and to any other person whose services are considered valuable to us or them, to continue as service providers, to increase their efforts on our behalf or behalf of a subsidiary or affiliate and to promote the success of our business. Following the approval of the 2014 Plan by the Israeli tax authorities, we are only granting options or other equity incentive awards under the 2014 Plan, which shares will be rolled over to a new share incentive plan— the 2024 Share Incentive Plan— that we will adopted and bring for shareholder approval soon.

The 2014 Plan is administered by our board of directors or by a committee designated by the board of directors, which determine, subject to Israeli law, the grantees of awards and the terms of the grant, including exercise prices, vesting schedules, acceleration of vesting and the other matters necessary in the administration of the 2014 Plan. The 2014 Plan enables us to issue awards under various tax regimes, including, without limitation, pursuant to Sections 102 and 3(i) of the Ordinance, as discussed under “-2003 Share Incentive Plan” above, and under Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

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

Prospective 2024 Share Incentive Plan

Because the 2014 Plan expires in March 2024, we expect to adopt a new share incentive plan—the 2024 Share Incentive Plan (the “2024 Plan”) - in the near future and bring it to our shareholders for approval. Outstanding grants under the 2014 Plan will remain subject to the 2014 Plan even after the expiration of that plan, but any ordinary shares available under the 2014 Plan as of the adoption of the 2024 Plan, or that subsequently become available under the 2014 Plan due to the expiration, cancellation, forfeiture or other surrender of outstanding grants under the 2014 Plan, will become available for new grants under the 2024 Plan. We will provide a description of the new 2024 Plan in the proxy statement for the general meeting of shareholders at which such plan will be presented for shareholder approval, and in subsequent documents filed with or furnished to, the SEC.

The following table provides information regarding the outstanding options to purchase our ordinary shares, and RSUs held by each of our directors and executive officers who beneficially owns greater than 1% of our ordinary shares (after including shares underlying options or RSUs) as of March 15, 2024:

Name	Number of Options	Number of RSUs	Grant Date	Exercise Price - $	Vested Options/RSU's	Expiration Date
Ofer Gonen	85,700		07/06/2022	14.42	37,500	06/06/2032
		20,089	07/06/2022	0	15,625	06/06/2032
	86,000		31/05/2023	11.89	21,500	30/05/2033

C.          Board Practices

Board of Directors

Authorities

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

Composition

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

Nominations and Election

In accordance with the Nasdaq listing rules, we have appointed a committee of the board of directors  that is authorized to recommend to our board, for nomination for election by our shareholders, director nominees. Please see “Committees of the Board of Directors— Nominating and Governance Committee” below for more information.

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

On December 5, 2022, in light of our Board’s determination that Clal Biotechnology Industries Ltd. was no longer a “controlling shareholder” of our company under the Israeli Companies Law definition (provided further below), the Board elected, pursuant to the Israeli Companies Law regulations, to exempt our company from compliance with the (i) requirement to appoint external directors, and (ii) required composition of the audit committee and compensation committees of the Board under the Israeli Companies Law. At the time that it made that election, our Board affirmatively determined that we meet the conditions for exemption from the external director requirement, including that a majority of the members of our Board, along with each of the members of the audit and compensation committees of the Board, are independent under the Nasdaq Listing Rules. Our Board has confirmed subsequently in an ongoing manner that we continue to fulfill those conditions for exemption from the Israeli Companies Law requirements related to (i) the appointment of external directors, and (ii) the composition of the audit committee and compensation committees of the Board.

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

For further information concerning the Israeli Companies Law provisions related to external directors, please see “Item 6. Directors, Senior Management and Employees- C. Board Practices- Board of Directors- External Directors” in our annual report on Form 20-F for the year ended December 31, 2022, which we filed with the SEC on March 16, 2023.

Leadership Structure of the Board

In accordance with the Israeli Companies Law and our articles of association, our board of directors is required to appoint one of its members to serve as chairman of the board of directors. Our board of directors has appointed Homi Shamir to serve as chairman of the board of directors.

Committees of the Board of Directors

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

Our audit committee consists of Stephen T. Wills (chairperson), Vickie R. Driver  and Nachum Shamir, each of whom is an independent director in accordance with Rule 10A‑3(b)(1) under the Exchange Act and satisfies the independent director requirements under the Nasdaq Stock Market listing rules. All members of our audit committee meet the requirements for financial literacy under the applicable listing rules of the Nasdaq Stock Market. Our board of directors has determined that Stephen T Wills is an “audit committee financial expert,” as defined in the SEC regulations, and possesses accounting and financial expertise, as defined under the Israeli Companies Law.

Audit committee role

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

Our board of directors has adopted an audit committee charter that sets forth the responsibilities of the audit committee consistent with the rules and regulations of the SEC and the Nasdaq Stock Market listing rules, as well as the requirements for such committee under the Israeli Companies Law, including the following:

•
overseeing our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;

•	recommending the engagement or termination of the person filling the office of our internal auditor;
•	recommending the terms of audit and non‑audit services provided by the independent registered public accounting firm for pre‑approval by our board of directors;
•	pre-approving all audit, audit-related and all permitted non-audit services, and related fees and terms, to be provided to the Company by the independent auditor under applicable law and regulations;
•	Establishing policies for hiring employees or former employees of the independent auditor in accordance with applicable law and regulations;
•	reviewing periodically with management, the internal auditor and the independent auditor, the adequacy and effectiveness of the Company’s system of internal control over financial reporting;
•	evaluating whether management is effectively communicating to employees and other persons retained by MediWound the importance of internal accounting and financial control effectiveness;
•	reviewing with management and the independent auditor the annual and quarterly financial statements of MediWound prior to filing (or submission, as the case may be) with the SEC;
•	discussing with management, and review prior to submission, any responses to SEC comments regarding the Company’s financial statements or financial reporting;
•	discussing with management and MediWound’s independent auditors generally the types of financial information (including earnings guidance) to be disclosed in earnings press releases and earnings calls, as well as to analysts and rating agencies;
•	reviewing and discussing with management and MediWound independent auditors MediWound’s earnings press releases, including the use of any pro forma, adjusted or other non-GAAP financial information, before their release to the public;
•	reviewing with the MediWound’s general counsel and/or external counsel legal and regulatory matters that could have a material impact on the financial statements;
•	establishing procedures for (i) the receipt, retention, and treatment of complaints received by MediWound regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by employees of MediWound of concerns regarding questionable accounting or auditing matters, and review any complaints or concerns received pursuant to such procedures;
•	reviewing with management and the independent auditor risks of material misstatements due to fraud, and the process and controls implemented by the Company to manage the risks;
•	recommending to the Board the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law, approve the internal auditor’s work plan, and review and discuss the internal auditor’s work on a quarterly basis;
•	reviewing and monitoring, as appropriate, (i) litigation or other legal matters that could have a significant impact on MediWound’s financial results; and (ii) significant findings of any examination by regulatory authorities or agencies, in the areas of securities, accounting or tax;
•	receiving reports of suspected business irregularities and legal compliance issues through periodic and, when appropriate, immediate reporting by members of MediWound’s management, legal counsel, the independent or internal auditor or pursuant to any “whistleblower policy” adopted by the Committee.
•	establishing procedures for handling complaints by MediWound’s employees with respect to deficiencies in its business operations, including the protection to be granted to such complaining employees;
•	overseeing MediWound’s policies and procedures regarding compliance with applicable financial and accounting related standards, rules and regulations;
•	reviewing and considering the approval of related party transactions, including transactions between MediWound and a controlling shareholder (as defined under the Israeli Companies Law) or a transaction with another person in which a controlling shareholder has a personal interest, and transactions involving an office holder of MediWound (as defined in the Israeli Companies Law) that may present a conflict of interest between the duties of such office holder to the Company and his or her personal interests, in each case in accordance with Nasdaq listing rules, the Israeli Companies Law or as referred by the Board;
•	confirming that MediWound’s independent auditors are informed of the committee’s understanding of the Company’s related party transactions that are significant to the Company; and reviewing and discussing with the Company’s independent auditors the auditors’ evaluation of the Company’s identification of, accounting for, and disclosure of, its related party transactions, including any significant matters arising from the audit regarding MediWound’s related party transactions;
•	discussing MediWound’s policies with respect to risk assessment and risk management, and reviewing contingent liabilities and risks that may be material to MediWound and relevant major legislative and regulatory developments that could materially impact MediWound’s contingent liabilities and risks;
•	reviewing periodically the Company’s major financial risk exposures and the Company’s policies for managing such risks;
•	conducting or authorizing investigations into any matters within the committee’s scope of responsibilities; and
•	reviewing and approving any material change or waiver in MediWound’s Code of Conduct regarding directors or executive officers, and disclosures made in the Company’s annual report.

Our audit committee may not approve any actions requiring its approval (see “-Approval of Related Party Transactions Under Israeli Law”), unless at the time of the approval a majority of the committee’s members are present, which majority consists of unaffiliated directors including at least one external director, to the extent we then have external directors serving on the Board).

Compensation Committee

Israeli Companies Law composition requirements

Under the Israeli Companies Law, the board of directors of a public company must appoint a compensation committee. If a company is required to appoint external directors, the committee must consist of at least three members, including all of the external directors, one of whom must serve as chairman of the committee. There are additional requirements as to the composition of the compensation committee under the Companies Law. However, when we elected to exempt our company from the external director requirement, we concurrently elected to exempt our company from all of such requirements (including the three-member minimum). Our exemption under the Companies Law is conditioned on our fulfillment of all Nasdaq listing requirements related to the composition of the compensation committee.

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

Nasdaq listing rules composition requirements

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

Our compensation committee consists of Nachum Shamir (chairperson), David Fox and Stephen T. Wills, each of whom is an independent director under the Nasdaq Stock Market listing rules and each of whom satisfies the above-described additional requirements for compensation committee members under the Nasdaq rules and Exchange Act.

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

Nominating and Governance Committee

Under Nasdaq corporate governance rules, director nominees must either be selected, or recommended for the Board's selection, either by independent directors constituting a majority of the Board's independent directors in a vote in which only independent directors participate, or a nominations committee comprised solely of independent directors. If we choose to exempt ourselves from that requirement in accordance with our home country practices, we must disclose that fact in this annual report. Each of the members of the nominating committee is required to be independent under the Nasdaq rules.

Our Board has established a nominating and governance committee, whose members consist of Nachum Shamir and David Fox, each of whom has been determined by our Board to meet that Nasdaq independence requirement, with Mr. Fox serving as chair. Our board of directors has adopted a nominating and governance committee charter setting forth the responsibilities of the committee, which include:

•	overseeing and assisting our board in reviewing and recommending nominees for election of directors;
•	assessing the performance of the members of our board; and
•
establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our business.

Research and Development Committee

Our Board has established a research and development committee, which is composed of Vickie R Driver, Stephen T. Wills and Sharon Malka, with Dr. Driver serving as chairperson. The primary functions of the research and development committee include:

•	overseeing the Company's scientific, technical, research and development strategy, and the implementation thereof; and
•	advising our board of directors and management regarding program prioritization, clinical development strategy, regulatory strategy and interactions, and related matters.

Board Diversity Matrix (As of March 1, 2024)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non‑Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	*
LGBTQ+	*
Did Not Disclose Demographic Background	*

(*) There are no directors who fall into any demographic background category who have agreed to disclose that information publicly.

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

Fiduciary Duties of Directors and Executive Officers

The Israeli Companies Law codifies the fiduciary duties that office holders owe to a company. Each person listed in the table under “Executive Officers and Directors” is an office holder under the Israeli Companies Law.

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
              Under the Israeli Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders. See “-Approval of Related Party Transactions Under Israeli Law.”

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
               As of December 31, 2023, we had 100 employees, 88 of whom were based in Israel and 12 based throughout Europe and employed by our German subsidiary. The distribution of our employees according to main areas of activity is as follows: 14 employees in the administrative department, 26 employees in the research and development department, 48 employees in the manufacturing department and 12 employees in the sales and marketing department. As of December 31, 2023, we did not employ a significant number of temporary employees.

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

              For information regarding the share ownership of our directors and executive officers, see “ITEM 6.B. Compensation-2014 Equity Incentive Plan” and “ITEM 7.A. Major Shareholders.”

               F.              Disclosure of Any Action to Recover Erroneously Awarded Compensation

None.

Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

              The following table sets forth information with respect to the beneficial ownership of our shares as of March 15, 2024 by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;
•	each of our directors and executive officers individually; and
•	all of our executive officers and directors as a group.

  The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. The percentage of shares beneficially owned is based on 9,491,718 ordinary shares issued and outstanding as of March 15, 2024. Ordinary shares that are issuable under stock options or RSUs that are currently exercisable or exercisable within 60 days of March 15, 2024 are deemed to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the number of shares and percentage ownership of that person. Those shares are not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person. All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. See “ITEM 10.B. Articles of Association.” None of our principal shareholders nor our directors or executive officers possesses different or special voting rights with respect to their ordinary shares. Unless otherwise noted below, each shareholder’s address is c/o MediWound Ltd., 42 Hayarkon Street, Yavne 8122745, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “ITEM 7.B. Related Party Transactions.”

Name of Beneficial Owner	Number of Shares Beneficially Held	Percentage of Class
Directors and Executive Officers
Nachum (Homi) Shamir	*	*
Ofer Gonen	98,730	1.1%
Vickie R. Driver	*	*
David Fox	*	*
Shmuel (Milky) Rubinstein	*	*
Stephen T. Wills	*	*
Shmulik Hess	*	*
Ety Klinger	*	*
Hany Luxenburg	*	*
Yaron Meyer	*	*
Robert Snyder	*	*
All executive officers and directors as a group (11 persons)(1)	346,126	3.8%

Principal Shareholders (who are not Directors or Executive Officers)
Clal Biotechnology Industries Ltd. and affiliates (2)	1,481,522	16.0%
Israel Biotech Fund II, L.P. and affiliates (3)	959,652	9.9%
Deep Insight Limited Partnership and affiliates (4)	959.652	9.9%
Point72 Associates, LLC and affiliates (5)	821,500	8.9%
Rosalind Advisors, Inc. and affiliates (6)	643,255	6.8%

*	Less than 1%.

(1)
Shares beneficially owned consist of 79,068 ordinary shares held directly or indirectly by such executive officers and directors and 267,058 ordinary shares issuable upon exercise of outstanding options that are currently exercisable or exercisable within 60 days of March 15, 2024.

(2)
Based solely on Schedule 13D/A filed on September 1, 2023, Clal Biotechnology Industries Ltd. (“CBI”) owns directly 308,811 ordinary shares, and may be deemed to share voting and investment power over the 1,172,710 ordinary shares owned directly by Clal Life Sciences L.P. (“CLS”), the general partner of which, Clal Application Center Ltd., is wholly owned by CBI. Each of Access Industries Holdings LLC (“AIH”), Access Industries, LLC (“Access LLC”), Access Industries Management, LLC (“AIM”), Clal Industries Ltd. (“Clal Industries”) and Mr. Blavatnik may be deemed to share voting and investment power over the ordinary shares owned directly by CBI and CLS because (i) Len Blavatnik controls AIM, AIH, Access LLC and AI International GP Limited (the general partner of AI SMS, as defined below), (ii) AIM controls Access LLC and AIH, (iii) Access LLC controls a majority of the outstanding voting interests in AIH, (iv) AIH owns a majority of the equity of AI SMS L.P. (“AI SMS”), (v) AI SMS controls AI Diversified Holdings Ltd. (“Holdings Limited”), (vi) Holdings Limited owns AI Diversified Parent S.à r.l., which owns AI Diversified Holdings S.à r.l., which owns Access AI Ltd (“Access AI”), (vii) Access AI wholly owns Clal Industries, (viii) Clal Industries is the controlling shareholder of CBI, and (ix) CBI is the sole shareholder of Clal Application Center Ltd. The Reporting Persons, other than CBI and CLS, and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities. The address of Clal Industries Ltd. is the Triangular Tower, 3 Azrieli Center, Tel Aviv 67023, Israel and the address of Access Industries Holdings LLC is c/o Access Industries Inc., 40 West 57th Street, New York, New York 10019, United States.

(3)
Based solely on Schedule 13G/A filed on January 8, 2024, the 959,652 ordinary shares include 408,397 ordinary shares that are issuable upon the exercise of warrants held directly by Israel Biotech Fund II, L.P. (“IBF II”). Israel Biotech Fund GP Partners II, L.P. (“IBF GP”) is the sole general partner of IBF II, and I.B.F Management Ltd. (“IBF Management”) is the sole general partner of IBF GP. IBF GP and IBF Management may be deemed to share voting and dispositive power with respect to the ordinary shares that are beneficially owned by IBF II. The address IBF Management is HaOgen Tower, 4 Oppenheimer St., Rehovot 7670104, Israel and the address of the other reporting persons is 75 Fort Street, Clifton House, PO Box, 1350, KY1-1108, Grand Cayman.

(4)
Based solely on Schedule 13G/A filed on January 8, 2024, the 959,652 ordinary shares include 408,397 ordinary shares that are issuable upon the exercise of warrants held directly by Deep Insight Limited Partnership (“Deep Insight”). Deep Insight Fund GP Limited Partnership (“Deep Insight GP LP”) is the sole general partner of Deep Insight, Deep Insight GP Ltd. (“Deep Insight GP Company”) is the sole general partner of Deep Insight GP LP, Deep Insight Management Ltd. (“Deep Insight Management”) is the management company of Deep Insight GP LP and each of Barak Ben-Eliezer and Dr. Eyal Kishon hold 50% of the outstanding shares of Deep Insight GP Company and Deep Insight Management. Deep Insight GP LP, Deep Insight GP Company, Deep Insight Management, Barak Ben-Eliezer and Dr. Eyal Kishon may be deemed to share voting and dispositive power with respect to the Ordinary Shares that are beneficially owned by Deep Insight. Barak Ben-Eliezer and Dr. Eyal Kishon disclaim beneficial ownership of the Ordinary Shares reported by Deep Insight herein. The address of each of the reporting persons is 2 Rachel Imeinu St., Modiin, Israel  7177190.

(5)
Based solely on Schedule 13G filed on January 8, 2024, Point72 Associates, LLC (“Point72 Associates”) owns 821,500 ordinary shares. Pursuant to an investment management agreement, Point72 Asset Management, L.P. (“Point72 Asset Management”) maintains investment and voting power with respect to the securities held by Point72 Associates. Point72 Capital Advisors Inc. is the general partner of Point72 Asset Management. Steven Cohen controls each of Point72 Asset Management and Point72 Capital Advisors Inc. The address of the reporting persons is 72 Cummings Point Road, Stamford, CT 06902.

(6)
Based solely on Schedule 13G/A filed on February 14, 2024, Rosalind Master Fund L.P. (“RMF”) is the record owner of 479,990 shares of ordinary shares and 163,265 shares of ordinary shares issuable upon exercise of warrants. Rosalind Advisors, Inc. is the investment advisor to RMF and may be deemed to be the beneficial owner of shares held by RMF. Steven Salamon is the portfolio manager of Rosalind Advisors, Inc. and may be deemed to be the beneficial owner of shares held by RMF. Gilad Aharon is the portfolio manager and member of the Advisor which advises RMF. Notwithstanding the foregoing, Rosalind Advisors, Inc. and Mr. Salamon disclaim beneficial ownership of the shares. The address of RMF is P.O. Box 309 Ugland House, Grand Cayman KY1-1104, Cayman Islands, and the address of the rest of the reporting persons is 15 Wellesley Street West, Suite 326, Toronto, Ontario M4Y 0G7 Canada.

Changes in Ownership of Major Shareholders

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2021, except as follows: as reported in their filings with the SEC, during 2023, CBI and its affiliates have decreased their holdings from approximately 34% to 16.1% as a result of a dilution from the 2023 Offering t as described in Item 5. “Operating and Financial Review and Prospects-Liquidity and Capital Resources.

Voting Rights

The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

Change in Control Arrangements

We are not aware of any arrangement that may at a subsequent date, result in a change of control of the Company.

Registered Holders

As of March 15, 2024, we had one holder of record of our ordinary shares in the United States, which is Cede & Co., the nominee of The Depository Trust Company. This shareholder held in the aggregate 82.8% of the 9,256,368 ordinary shares issued and outstanding as of March 15, 2024. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

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

2021 Registration Rights Agreement

We are party to an amended and restated registration rights agreement, dated April 6, 2021, with certain of our shareholders (the “2021 Registration Rights Agreement”). The 2021 Registration Rights Agreement, which was approved by our shareholders at our 2021 annual general meeting of shareholders, replaced the registration rights agreement, dated March 3, 2014 (the “Original Registration Rights Agreement”), that we had entered into in connection with our initial public offering with certain of our pre-IPO shareholders, which expired by its own terms on its seven-year anniversary. The ordinary shares held by most of our pre-IPO shareholders who were party to the Original Registration Rights Agreement were no longer entitled to registration rights under that agreement as of the time that it expired, given their ability to freely sell their shares in the open market under Rule 144 of the Securities Act. However, each of CBI and Professor Lior Rosenberg, and their affiliated entities that hold ordinary shares (consisting of Clal Life Sciences LP and L.R. Research & Development Ltd., respectively) remained entitled to registration rights as of the time of the expiration of the Original Registration Rights Agreement, and we therefore entered into the Registration Rights Agreement with them as a means of extending those rights. The 2021 Registration Rights Agreement provides to the holders of our ordinary shares that are party to the agreement the right to demand that we file a registration statement or request that their ordinary shares be covered by a registration statement that we are otherwise filing. In May 2022, we filed, and the SEC declared effective, on June 3, 2022, a shelf registration statement on Form F-3 that registered the resale of the 1,819,780 shares that were then entitled to registration rights under the 2021 Registration Rights Agreement. That registration statement remains in effect as of the date of this Annual Report. The registration rights under the 2021 Registration Rights Agreement are described in more detail in Exhibit 2.1 to this Annual Report, which is incorporated by reference in ITEM 10.B. Articles of Association.

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

Agreements with Directors and Officers

Employment Agreements

We have entered into employment agreements with each of our executive officers, which include standard provisions for a company in our industry regarding non-competition/solicitation, confidentiality of information and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable law. Our executive officers, other than our CEO, will not receive benefits upon the termination of their respective employment with us, other than payment of salary and benefits (and limited accrual of vacation days) during the required notice period for termination of their employment, which varies for each individual. Our CEO, is entitled upon termination of employment (other than a termination by the Company for Cause, as defined below), to receive a single lump-sum payment equal 6 times his salary as of the last day of employment, less deductions and withholdings under applicable law, subject him signing a separation agreement and release of known and unknown claims in a customary form provided by the Company.

Options

Since our inception, we have granted options to purchase our ordinary shares to our directors and executive officers. Such option agreements may contain acceleration provisions upon certain merger, acquisition or change of control transactions. We describe our option plans under “ITEM 6.B. Compensation-2003 Israeli Share Option Plan” and “ITEM 6.B. Compensation-2014 Equity Incentive Plan.” Upon the consummation of a merger or acquisition transaction, an executive officer’s options will be assumed or substituted by the surviving company, if applicable, or, in the compensation committee’s sole discretion, will vest immediately or be amended, modified or terminated. Our compensation committee approved accelerated vesting in the case of a merger or an acquisition transaction for certain of our directors and executive officers with respect to the option agreements dated December 23, 2015, June 22, 2017, January 16, 2018, December 31, 2018, May 2, 2019, April 23, 2020, March 4, 2021 and February 15, 2023, April 3, 2023, August 15, 2023, December 1, 2023 and February 26, 2024.

RSUs

Under the 2014 Plan, we have granted RSUs to our executive officers and our chairman of the board. The RSU agreements generally provide for vesting of RSUs over a four-year period of continuous employment or service, with 25% of the RSUs vesting at the lapse of one year following the vesting commencement date, and the remaining 75% of the RSUs vesting in three equal installments, at the lapse of each of the following three years. Absent a specific acceleration provision, if a grantee’s service is terminated for any reason, all RSUs that have not vested will immediately terminate. RSUs that have vested but have not been settled yet for underlying ordinary shares may generally be settled within the three months following the termination of the service of the grantee, other than in the case of termination due to death or disability (in which case the grantee or his/her estate will have one year to settle the vested RSUs for underlying ordinary shares) or termination for cause (in which case all unsettled RSUs will immediately terminate). Upon the consummation of a merger or acquisition transaction, an executive officer’s or the chairman’s RSUs will be assumed or substituted by the surviving company, if applicable, or, in the compensation committee’s sole discretion, will vest immediately or be amended, modified or terminated. The RSUs that we grant may contain acceleration provisions upon certain merger, acquisition or change of control transactions, if approved by our board of directors with respect to a specific grant. The RSUs are generally subject to the further terms of the 2014 Plan, which we describe under “ITEM 6.B. Compensation-2014 Equity Incentive Plan.”

Exculpation, indemnification and insurance

Our articles of association permit us to exculpate, indemnify and insure each of our directors and office holders to the fullest extent permitted by the Israeli Companies Law. Additionally, we have entered into indemnification agreements with each of our directors and executive officers, undertaking to indemnify them to the fullest extent permitted by Israeli law, including with respect to liabilities resulting from a public offering of our shares, to the extent that these liabilities are not covered by insurance. We have also obtained Directors and Officers insurance for each of our executive officers and directors. See “ITEM 6.C. Board Practices-Exculpation, Insurance and Indemnification of Directors and Officers.”

C.	Interests of Experts and Counsel

None.

Item 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements”.

Legal and Arbitration Proceedings

From time to time, we may be party to litigation or subject to claims incident to the ordinary course of business.

Settlement of Litigation Involving Our Company and Teva

Under a previously reported settlement agreement, as amended, we were obligated to pay Teva $10.2 million, of which twelve quarterly equal installments were paid from January 1, 2021 until December 31, 2023. In addition, commencing on January 1, 2021, we agreed to pay Teva an aggregate annual amount of $1 million in four quarterly equal installments, unless we do not recognize any revenues generated from the sale or license of NexoBrid in any such quarter, up to an aggregate amount equal to $7.2 million regardless of the number of quarters required for purposes of the payment of such aggregate amount. We also agreed to indemnify Teva and its controlled affiliates from and against claims relating to a certain milestone related to PolyHeal under an agreement associated with our collaboration agreements with Teva, for up to an amount of $10.2 million, if a notice of such claim had been received by us prior to December 31, 2023, however, no notice of a claim was received by such date and therefore the indemnification rights under this settlement agreement expired.

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

No significant changes have occurred since December 31, 2022, except as otherwise disclosed in this annual report.

Item 9.	THE OFFER AND LISTING

A.	Listing Details

Our ordinary shares trade on the Nasdaq Global Market under the symbol “MDWD”.

B.	Plan of Distribution

Not applicable.

C.	Markets

See “-Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Articles of Association

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this Annual Report. Other than as disclosed below, the information called for by this Item is set forth in Exhibit 2.1 to this Annual Report on Form 20-F, which information is incorporated by reference into this Item 10.B. of this annual report.

C.	Material Contracts

"Except described below or otherwise described in this annual report in Item 4.A “History and Development of the Company”, Item 4.B “Business Overview”, “Item 5.B 'Operating and Financial Review and Prospects—Liquidity and Capital Resources”, Item 6.C “Board Practices” and Item 7.B “Related Party Transactions”, we are not currently, nor have we been for the two years immediately preceding the date of this Annual Report, party to any material contract other than contracts entered into in the ordinary course of business."

For a description of the registration rights that are subject to our 2021 Registration Rights Agreement, see “Item 7.B. Related Party Transactions – 2021 Registration Rights Agreement.”

For a description of our exclusive license and supply agreements with Vericel, see “Item 4.B. Business Overview- Marketing, Sales and Distribution- Vericel License and Supply Agreements.”

For a description of our license agreement with Mark Klein, see “Item 4.B. Business Overview-Intellectual Property-Klein License Agreement.”

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

For a description of the main lease agreement, see “Item 4. Properties.”

For a description of the turnkey scale-up agreement with Biopharmax Group Ltd., see “Item 4. Properties.”

2022 Registration Rights Agreement

In connection with the PIPE Offering (as described in “ITEM 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources”), in October 2022, we entered into a registration rights agreement with the several investors named in the PIPE Securities Purchase Agreement (the “2022 Registration Rights Agreement”). Pursuant to the 2022 Registration Rights Agreement, within 45 calendar days of the date of the closing of the PIPE, we were required to file a registration statement to register for resale of (i) Pre-Funded Warrant Shares, (ii) the PIPE Ordinary Warrant Shares and (iii) the RD Ordinary Share Warrant (together, the “Registrable Securities”). Pursuant to the 2022 Registration Rights Agreement, we agreed to cause such registration statement to be declared effective under the Securities Act of 1933, as amended (the “Securities Act”), as promptly as possible after the filing thereof, but in any event no later 75 days, or in the event of a full review by the SEC, 110 days, after the closing date of the PIPE. We further agreed to use our best efforts to keep such registration statement continuously effective under the Securities Act until the date that all Registrable Securities covered by such registration statement have been sold or otherwise may be sold pursuant to Rule 144 under the Securities Act. On November 10, 202, we filed a registration statement on Form F-1 pursuant to our obligations under the 2022 Registration Rights Agreement, which became effective on November 25, 2022.

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

If not exempt, a non-Israeli resident shareholder would generally be subject to tax on capital gain at the ordinary corporate tax rate (23% in 2023), if generated by a company, or at the rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “substantial shareholder” (as defined under the Tax Ordinance), at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include, among others, the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation (23% in 2023) and a marginal tax rate of up to 47% for an individual in 2023 (excluding excess tax as discussed below)) unless contrary provisions in a relevant tax treaty apply.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding a certain level, which amount is linked to the annual change in the Israeli consumer price index, including but not limited to, dividends, interest and capital gain. In 2023, the additional tax was at a rate of 3% on annual income exceeding NIS 698,280.

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

Unless otherwise indicated, this discussion assumes that the company is not, and will not become, a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes. See “ITEM 10.E. Taxation-United States Federal Income Taxation-Passive Foreign Investment Company Considerations” below. Further, this summary does not address the U.S. federal estate and gift, state, local or non‑U.S. tax consequences to U.S. Holders of owning and disposing of our ordinary shares. Investors should consult their own tax advisors regarding the U.S. federal, state and local, as well as non‑U.S. income and other tax consequences of owning and disposing of our ordinary shares in their particular circumstances.

Distributions

If you are a U.S. Holder, the gross amount of any distribution made to you with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom, other than certain distributions, if any, of our ordinary shares distributed pro rata to all our shareholders, generally will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, if you are a U.S. Holder you should expect that the entire amount of any distribution generally will be taxable as dividend income to you. Non‑corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long‑term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. If you are a U.S. Holder, dividends paid to you with respect to our ordinary shares will generally be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. Applicable U.S. Treasury Regulations have imposed additional requirements that must be met for a foreign tax to be creditable, depending on the nature of such foreign tax, although temporary relief from the application of certain aspects of these Regulations has been provided until new guidance or regulations are issued. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

Subject to the discussion below under “-Backup Withholding Tax and Information Reporting Requirements,” if you are a Non‑U.S. Holder, you generally will not be subject to U.S. federal income (or withholding) tax on dividends received by you on your ordinary shares, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business (or, if required by an applicable income tax treaty, the dividends are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

If you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other taxable disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other taxable disposition and your adjusted tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. The initial tax basis in an ordinary share generally will be equal to the cost of such ordinary share. Except with respect to foreign currency gain or loss, if you are a non‑corporate U.S. Holder, capital gain from the sale, exchange or other taxable disposition of ordinary shares is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year (i.e., such gain is long‑term capital gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes. Because a U.S. Holder may use foreign tax credits against only the portion of United States federal income tax liability that is attributed to foreign source income in the same category, a U.S. Holder’s ability to utilize a foreign tax credit with respect to the foreign tax imposed on any such sale or other taxable disposition, if any, may be significantly limited. Applicable U.S. Treasury Regulations further restrict the availability of any such credit. However, a recent notice from the IRS indicates that the U.S. Department of the Treasury and the IRS are considering proposing amendments to such Regulations and allows, subject to certain conditions, taxpayers to defer the application of many aspects of such Regulations for taxable years beginning on or after December 28, 2021 and ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance).

Subject to the discussion below under “-Backup Withholding Tax and Information Reporting Requirements,” if you are a Non‑U.S. Holder, you generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such ordinary shares unless:

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

Based on our current estimates of our gross income and the estimated fair market value of our gross assets and the nature of our business, we do not believe we were classified as a PFIC for the taxable year ending December 31, 2023. However, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. Further, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares or an increase in the value of our passive assets (including cash and short term investments) may result in our becoming a PFIC. There can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below) and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long‑term capital gains discussed above under “Distributions.” Certain elections may be available that would result in an alternative treatment (such as mark‑to‑market treatment) of our ordinary shares.

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

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements may apply to certain payments to certain holders of stock. Information reporting generally will apply to distributions on, and to proceeds from the sale, exchange or redemption of, our ordinary shares made within the United States, or by a United States payor or United States middleman, to a holder of our ordinary shares, other than an exempt recipient (including a payee that is not a United States person that provides an appropriate certification and certain other persons). Payments made (and sales or other dispositions effected at an office) outside the U.S. will be subject to information reporting in limited circumstances. A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a United States payor or United States middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements, or to report dividends required to be shown on the holder’s U.S. federal income tax returns. Back up withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner’s U.S. federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

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

Foreign Currency Risk

The U.S. dollar is our functional and reporting currency. A significant portion of our operating expenses are denominated in Israeli shekels, accounting for approximately 45%, 45% and 44% of our operating expenses in the years ended December 31, 2023, 2022 and 2021, respectively. We also have expenses in other non‑dollar currencies, in particular the Euro, and for the next few years, we expect that a substantial portion of our revenues will be denominated in U.S dollar. A devaluation of the shekel in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our expenses or payables that are payable in shekels, unless those expenses or payables are linked to the U.S. dollar. Conversely, any increase in the value of the shekel in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our unlinked shekel expenses, which would have a negative impact on our profit margins.

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

	Appreciation (Devaluation) of
Period	Shekel against the U.S. dollar (%)	Euro against the U.S. dollar (%)

2021	3.3	7.7
2022	(13.2)	5.8
2023	(3.1)	(3.7)

A 10% increase (decrease) in the value of the NIS and Euro against the U.S. dollar would have increased (decreased) our net profit by (loss) approximately $1.54 million for the year ended December 31, 2023.

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

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a‑15(e) and 15d‑15(e) under the Exchange Act) as of December 31, 2023. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2023, our disclosure controls and procedures were effective.

(b) Management Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a‑15(f) and 15d‑15(f) under the Exchange Act.

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, our management used the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2023.

(c) Attestation report of the registered public accounting firm

Somekh Chaikin, a member firm of KPMG International, an independent registered public accounting firm, to which we refer as KPMG Israel, which audited the financial statements included in this annual report containing the disclosure required by this Item 15 has issued an attestation report regarding the effectiveness of our internal control over financial reporting. That report is included in “Item 18. Financial Statements” on page F-[1] of this annual report, which attestation report is incorporated by reference in this Item 15(c).

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

Item 16. [Reserved]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Stephen Wills qualifies as an “audit committee financial expert,” as defined under the U.S. federal securities laws and has the requisite financial experience defined by the Nasdaq Marketplace Rules. In addition, Stephen Wills is independent as such term is defined in Rule 10A‑3(b)(1) under the Exchange Act and under the listing standards of the Nasdaq Global Market.

Item 16B. CODE OF ETHICS

We have adopted a code of business conduct and ethics applicable to our executive officers, directors and all other employees. A copy of the code is delivered to every employee of MediWound Ltd. and its subsidiaries and is available to our investors and others on our website http://ir.mediwound.com/ or by contacting our investor relations department. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. Any waivers of this code for executive officers or directors will be disclosed through the filing of a Form 6‑K or on our website. We granted no waivers under our code of ethics in 2023.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

The cost for the following professional services rendered by Somekh Chaikin, a member firm of KPMG International Haifa, Israel, Auditor firm ID: 1057, our independent registered public accounting firm for the year ended December 31, 2023 and 2022:

	2023	2022
Audit Fees	$375,000	$270,000
Tax Fees	23,395	28,549
Total	$398,395	$298,549

“Audit fees” are the aggregate fees paid for the audit of our annual financial statements for the years 2023 and 2022. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

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

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

Item 16J. DISCLOSURE REGARDING INSIDER TRADING POLICIES.

The disclosure under this item is not yet required in this annual report.

Item 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

We have adopted a risk-based approach to protecting our information technology systems and confidential information through the adoption of certain technical and administrative safeguards, including certain information technology policies intended to protect the confidentiality, integrity, and availability of our critical systems and information. Key elements of our cybersecurity risk management program include:

•	technical controls deployed to protect more critical systems and data, such as multi-factor authentication, firewalls, network segregation, and secure file transfer protocols;
•	disaster recovery and business continuity plan;
•	monitoring of our information technology systems for information security risks;
•	based on their level of risk, cybersecurity assessments of third-party software / platforms; and
•	regular cybersecurity awareness training of our employees, designed to help identify any new threats and to address security incidents.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See “Risk Factors—Risks Related to Healthcare Laws and Other Legal Compliance Matters—Our business and operations may suffer in the event of information technology system failures, cyberattacks or deficiencies in our cybersecurity.”

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its overall risk oversight function and oversees management’s implementation of our cybersecurity risk management program.

The Committee receives periodic reports from management on our cybersecurity risks. In addition, management updates the Committee, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.

The full Board also receives briefings from management on our cyber risk management program.  Board members receive presentations on cybersecurity topics from our Chief Operations Officer (CISO), internal security staff or external experts as part of the Board’s continuing education on topics that impact public companies.

The Committee reports to the full Board regarding its activities, including those related to cybersecurity. The full Board also receives periodic briefings from management on our cyber risk management program, as well as from internal security staff or external experts engaged from time to time as part of the Board’s continuing education on topics that impact public companies.

Our management team, including Chief Operations Officer, is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and any retained external cybersecurity consultants which are engaged as required. Our management team’s combined experience includes over 10 years of organizational risk management experience.

Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

PART III

Item 17. FINANCIAL STATEMENTS

Not applicable.

Item 18. FINANCIAL STATEMENTS

See pages F‑1 through F-47 of this annual report.

Item 19. EXHIBITS

Exhibit No.	Description

1.1	Amended and Restated Articles of Association of the Registrant, as amended

1.2	Memorandum of Association of the Registrant(1)

2.1	Description of Securities

4.1	Amended and Restated Registration Rights Agreement dated April 6, 2021 by and among the Registrant and certain shareholders of the Registrant(2)

4.2	Information Rights Agreement by and between Clal Biotechnology Industries Ltd. and the Registrant(1)

4.3	Founders and Shareholders Agreement, dated January 2001, by and among Clal Biotechnology Industries Ltd., L.R. R & D Ltd., Professor Lior Rosenberg and the Registrant(3)

4.4	Patent Purchase Agreement, dated November 24, 2010, by and between the Registrant and L.R. R & D Ltd.(3)

4.5*	Form of Indemnification Agreement(16)

4.6	Supply Agreement, dated January 11, 2001, as amended, by and between the Registrant and Challenge Bioproducts Corporation Ltd.†(3)

4.7	License Agreement, dated September 22, 2000, as amended, by and between the Registrant and Mark Klein†(3)

4.8*	2014 Equity Incentive Plan(4)

4.10*	MediWound Ltd.’s Compensation Policy for Executive Officers and Directors(5)

4.11.1	BARDA Contract, dated September 29, 2015, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority†(6)

4.11.2	Modification to the BARDA Contract, dated October 7, 2015, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority(7)

4.11.3	Modification to the BARDA Contract, dated January 29, 2017, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority†(8)

4.11.4	Modification to the BARDA Contract, dated July 9, 2017, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority(9)

4.11.5	Modification to the BARDA Contract, dated May 24, 2019, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority(4)

4.11.6	Modification to the BARDA Contract, dated February 28, 2020, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority(6)

4.11.7	Modification to the BARDA Contract, dated February 9, 2022, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority†(17)

4.12	BARDA Contract, dated September 30, 2018, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority†(10)

4.14	Unprotected Lease Agreement, dated July 13, 2023 between the Registrant and Yezum-Tech

4.15
Settlement Agreement and Mutual General Release, dated as of March 24, 2019, by and among Teva Pharmaceuticals Ltd. and MediWound Ltd. and Certain Indemnity in connection with Settlement Agreement dated as of March 24, 2019 by MediWound Ltd.(13)

4.16	Amendment No. 1 to Settlement Agreement and Mutual General Release as of December 13, 2020, by and among Teva Pharmaceuticals Ltd. and MediWound Ltd.(6)

4.17	License Agreement, dated as of May 6, 2019, by and between the Registrant and Vericel Corporation† (14)

4.18	Supply Agreement, dated as of May 6, 2019, by and between the Registrant and Vericel Corporation† (15)

4.19	Form of Series A Ordinary Share Purchase Warrant issued in September 2022 pursuant to a registered direct offering of the Registrant (18)

4.20	Form of Series A Ordinary Share Purchase Warrant issued in October 2022 pursuant to a private placement (PIPE) of the Registrant (19)

4.21	Form of Placement Agent Ordinary Share Purchase Warrant issued by the Registrant in October 2022 to its exclusive placement agent for its registered direct offering and PIPE (20)

4.22	Registration Rights Agreement, entered into in October 2022, by and between the Registrant and the purchasers of its securities in a registered direct offering (21)

4.23	turnkey scale-up agreement with Biopharmax Group Ltd.

8.1	List of subsidiaries of the Registrant(6)

12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a‑14(a) and 15d‑14(a) as adopted pursuant to §302 of the Sarbanes‑Oxley Act of 2002

12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a‑14(a) and 15d‑14(a) as adopted pursuant to §302 of the Sarbanes‑Oxley Act of 2002

13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes‑Oxley Act of 2002, furnished herewith

13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes‑Oxley Act of 2002, furnished herewith

15.1	Consent of Somekh Chaikin, a member firm of KPMG International, an independent registered public accounting firm

97.1	Policy for Recovery of Erroneously Awarded Compensation

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline XBRL document)

†
Portions of this exhibit have been omitted pursuant to Instruction 4(a) to Exhibits to Form 20-F because they are both (i) not material and (ii) the type that the Registrant treats as private or confidential.

*	Indicates management contract or compensatory plan or arrangement.
(1)	Previously filed with the SEC on March 3, 2014 pursuant to the Registrant’s registration statement on Form F‑1 (File No. 333‑193856) and incorporated by reference herein.
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

(5)
Previously furnished to the SEC on October 21, 2022 as Appendix A to the Registrant’s proxy statement for its extraordinary general meeting of shareholders held on November 28, 2022, attached as Exhibit 99.1 to the Registrant’s report of foreign private issuer on Form 6‑K (File No. 001‑36349) and incorporated by reference herein.

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

MediWound Ltd.
Date: March 21, 2024	By: /s/ Hani Luxenburg
Hani Luxenburg Chief Financial Officer

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
MediWound Ltd.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of MediWound Ltd. and its subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss and other comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for each of the years in the three‑year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Israeli Innovation Authority grant liability
As discussed in Notes 2c, 3d and 14 to the consolidated financial statements, in previous years the Company received grants from the Israeli Innovation Authority (“IIA”) to finance its research and development efforts. These grants were recognized as a liability to the extent the Company expected to refund them through royalties on its revenues derived from sales of products or services developed in whole or in part using the grants. The amount of the liability is reexamined each period using the Company’s updated future revenue forecasts discounted to their present value. Any changes in the IIA grant liability are recognized in profit or loss. The IIA grant liability was $7,803 thousand as of December 31, 2023.

We identified the evaluation of the subsequent period end measurement of the IIA grant liability as a critical audit matter. Specifically, a high degree of subjective auditor judgment was involved in evaluating certain significant assumptions used by the Company to develop its future revenue forecasts, including the likelihood and timing of achievement of regulatory approvals and potential market demand and market share for the Company’s products, which were based on market research. These significant assumptions were forward-looking and could be affected by future economic and market conditions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and effectiveness of certain internal controls related to the Company’s process for measuring the IIA grant liability, including controls related to the determination of the above referenced significant assumptions used to develop future revenue forecasts. We compared the Company’s assumption of the likelihood and timing for obtaining regulatory approvals for its products, based on the specific phases of their development, to relevant data in industry research reports. We evaluated the Company’s assumption of potential market demand and market share by evaluating the relevance and reliability of the market research upon which the Company based its future revenue forecasts. We performed sensitivity analyses over these significant assumptions to assess the impact of changes in the assumptions on the period end IIA grant liability.

/s/ Somekh Chaikin
Somekh Chaikin
Member Firm of KPMG International

We have served as the Company’s auditor since 2021.

Haifa, Israel
March 21, 2024

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Consolidated Statements of Financial Position

U.S. dollars in thousands

		As of December 31,
	Note	2023	2022

Cash and cash equivalents	4	11,866	33,895
Short-term and restricted bank deposits	5	29,842	-
Trade receivables	6	3,700	9,332
Inventories	7	2,846	1,963
Other receivables	8	1,441	650
Total current assets		49,695	45,840

Other receivables	9	233	180
Long-term restricted bank deposits		440	184
Property, plant and equipment, net	10	9,228	2,366
Right-of-use assets, net	11	6,698	1,215
Intangible assets, net	12	165	231
Total non-current assets		16,764	4,176

Total assets		66,459	50,016

Current maturities of long-term liabilities		1,410	2,242
Trade payables and accrued expenses		5,528	5,656
Other payables	13	3,891	4,159
Total current liabilities		10,829	12,057

Warrants, net	19c	7,296	15,606
Liabilities in respect of IIA grants	14, 17b	7,677	7,445
Liabilities in respect of TEVA	17c	2,256	2,788
Lease liabilities	11	6,350	846
Severance pay liability, net	16	456	360
Total non-current liabilities		24,035	27,045

Total liabilities		34,864	39,102

Shareholders' equity:	19
Ordinary shares of NIS 0.07 par value:
Authorized 20,000,000 shares as of December 31, 2023 and 12,857,143 shares as of December 31, 2022; Issued and Outstanding 9,221,764 shares as of December 31, 2023 and 7,240,020 shares as of December 31, 2022		184	143
Share premium		206,251	178,882
Foreign currency translation reserve		(18)	(5)
Accumulated deficit		(174,822)	(168,106)
Total equity		31,595	10,914

Total liabilities and equity		66,459	50,016

The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Consolidated Statements of Profit or Loss and Other Comprehensive Income or Loss

U.S. dollars in thousands (except of share and per share data)

		Year Ended December 31
	Note	2023	2022	2021
Revenues from sale of products		6,261	5,347	9,613
Revenues from development services		12,265	12,943	12,372
Revenues from license agreements and royalties		160	8,206	1,778
Total revenues	22a	18,686	26,496	23,763

Cost of revenues from sale of products		4,927	3,184	4,983
Cost of revenues from development services		10,177	9,829	9,907
Cost of revenues from license agreements		4	318	102
Total cost of revenues	22b	15,108	13,331	14,992

Gross profit		3,578	13,165	8,771

Research and development	22c	7,467	10,181	10,256
Selling and marketing	22d	4,844	3,725	3,388
General and administrative	22e	6,768	6,920	6,348
Other (income) expenses	22f	(211)	684	-
Total operating expenses		18,868	21,510	19,992

Operating loss		(15,290)	(8,345)	(11,221)

Financial income		10,651	461	11
Financial expense		(1,892)	(11,637)	(2,314)
Financing income (expenses), net	22g	8,759	(11,176)	(2,303)

Loss before taxes on income		(6,531)	(19,521)	(13,524)

Taxes on income		(185)	(78)	(27)

Net loss		(6,716)	(19,599)	(13,551)

Other comprehensive income (loss):
Foreign currency translation adjustments		(13)	14	21
Total comprehensive loss		(6,729)	(19,585)	(13,530)

Loss per share data:	23,19

Basic and diluted net loss per share - USD		(0.75)	(3.93)	(3.48)

Number of shares used in calculating basic and diluted loss per share		9,013,144	4,987,069	3,892,068

The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

U.S. dollars in thousands

	Share capital		Share premium		Foreign currency translation reserve	Accumulated deficit	Total equity (deficit)

Balance as of January 1, 2023	143		178,882		(5)	(168,106)	10,914

Net loss	-		-		-	(6,716)	(6,716)
Other comprehensive loss	-		-		(13)	-	(13)
Total comprehensive loss	-		-		(13)	(6,716)	(6,729)
Exercise of RSU	1		-		-	-	1
Issuance of ordinary shares, net of issuance expenses (see note 19c)	40		25,429		-	-	25,469
Share-based compensation	-		1,940		-	-	1,940
Balance as of December 31, 2023	184		206,251		(18)	(174,822)	31,595

Balance as of January 1, 2022	75		143,869		(19)	(148,507)	(4,582)

Net loss	-		-		-	(19,599)	(19,599)
Other comprehensive income	-		-		14	-	14
Total comprehensive loss	-		-		14	(19,599)	(19,585)
Exercise of options	(*	)	(*	)	-	-	(* )
Issuance of ordinary shares, net of issuance expenses (see note 19c)	40		17,389		-	-	17,429
Exercise of pre-funded warrants (see note 19c)	28		15,678		-	-	15,706
Share-based compensation	-		1,946		-	-	1,946
Balance as of December 31, 2022	143		178,882		(5)	(168,106)	10,914

Balance as of January 1, 2021	75		142,193		(40)	(134,956)	7,272

Net loss	-		-		-	(13,551)	(13,551)
Other comprehensive income	-		-		21	-	21
Total comprehensive loss	-		-		21	(13,551)	(13,530)
Exercise of options	(*	)	3		-	-	3
Share-based compensation	-		1,673		-	-	1,673

Balance as of December 31, 2021	75		143,869		(19)	(148,507)	(4,582)

* Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021
Cash flows from operating activities:
Net loss	(6,716)	(19,599)	(13,551)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit and loss items:
Depreciation and amortization	1,303	1,272	1,238
Share-based compensation	1,940	1,946	1,673
Revaluation of warrants accounted at fair value	(8,310)	8,977	-
Issuance expenses of warrants through profit and loss	-	1,911	-
Revaluation of liabilities in respect of IIA grants	427	(132)	919
Revaluation of liabilities in respect of TEVA	468	533	590
Financing income and exchange differences of lease liability	257	(109)	188
Increase in severance pay liability, net	83	109	13
Other income	(211)	-	-
Financial income, net	(2,231)	(74)	(11)
Un-realized foreign currency loss (gain)	189	525	(137)

	(6,085)	14,958	4,473
Changes in asset and liability items:
Decrease (increase) in trade receivables	5,658	(7,582)	929
Decrease (increase) in inventories	(906)	(721)	257
Decrease (increase) in other receivables	(894)	364	(763)
Increase (decrease) in trade payables and accrued expenses	(594)	414	1,723
Increase (decrease) in other payables	(928)	281	(1,984)

	2,336	(7,244)	162

Net cash used in operating activities	(10,465)	(11,885)	(8,916)

The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021
Cash flows from investing activities:

Purchase of property and equipment	(6,464)	(555)	(489)
Interest received	1,947	74	35
Proceeds from (investment in) short term bank deposits, net	(29,804)	-	4,002

Net cash (used in) provided by investing activities	(34,321)	(481)	3,548

Cash flows from financing activities:

Repayment of leases liabilities	(778)	(701)	(693)
Proceeds from exercise of options	-	(* )	3
Proceeds from exercise of pre-funded warrants	-	10	-
Proceeds from issuance of shares and warrants, net	24,909	38,380	-
Repayment of IIA grants, net	(380)	(258)	(360)
Repayment of liabilities in respect of TEVA	(834)	(1,667)	-

Net cash provided by (used in) financing activities	22,917	35,764	(1,050)

Exchange rate differences on cash and cash equivalent balances	(160)	(549)	88

Increase (decrease) in cash and cash equivalents	(22,029)	22,849	(6,330)

Balance of cash and cash equivalents at the beginning of the year	33,895	11,046	17,376

Balance of cash and cash equivalents at the end of the year	11,866	33,895	11,046

Supplement disclosure of non-cash transactions:
ROU asset, net recognized with corresponding lease liability	6,825	117	155
Purchase of property and equipment	(1,011)	-	-

* Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 1:	General

a.	Description of the Company and its operations:

MediWound Ltd. Was incorporated in Israel in January 2000. The Company which is located in Yavne, Israel (The "Company" or "MediWound"), is biopharmaceutical company that develops, manufactures and commercializes novel, cost effective, bio-therapeutic, non-surgical solutions for tissue repair and regeneration. The Company’s strategy leverages its breakthrough enzymatic technology platform into diversified portfolio of biotherapeutics across multiple indications to pioneer solutions for unmet medical needs. The Company’s current portfolio is focused on next-generation protein-based therapies for burn care, wound care and tissue repair.

The Company's first innovative biopharmaceutical product, Nexobrid, has received in December 2022, an approval from the U.S. Food and Drug Administration (“FDA”) and marketing approval in each of India, Switzerland and Japan. In addition, it has a marketing authorization from the European Medicines Agency (“EMA”) and regulatory agencies in other international markets for removal of dead or damaged tissue, known as eschar, in adults with deep partial and full thickness thermal burns.

The Company commercialize Nexobrid globally through multiple sales channels.

The Company sells Nexobrid to burn centers in the European Union, United Kingdom and Israel, primarily through its commercial organizations.

The Company has established local distribution channels in multiple international markets, focusing on Asia Pacific, EMEA, CEE and LATAM, which local distributors are also responsible for obtaining local marketing authorization within the relevant territories.

In the United States, the Company entered into an exclusive license and supply agreements with Vericel Corporation (“Vericel”) to commercialize Nexobrid in North America upon FDA approval. On September 21, 2023, the Company announced the U.S. commercial availability of Nexobrid® for the removal of eschar in adults with deep partial- and/or full-thickness thermal burns.

On September 20, 2022, The Company announced that EMA has validated for review the Type II Variation to expand the currently approved indication for Nexobrid (removal of eschar in adults with deep partial-and full-thickness thermal burn wounds) into the pediatric population.

The Company’s second investigational next-generation enzymatic therapy product, EscharEx, a topical biological drug being developed for debridement of chronic and other hard-to-heal wounds,

On November 21, 2023 the Company announced in relate to EscharEx clinical trial that an updated Phase III protocol will be submitted during first half of 2024 in accordance with recent discussions with the U.S. FDA and EMA. Study initiation is expected to commence in the second half of 2024.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 1:	General (Cont.)

b.	The Company's securities are listed for trading on NASDAQ since March 2014.

On November 28, 2022, the Company’s shareholders general meeting approved a reverse stock split. Following that approval, on December 5, 2022, the Company’s board of directors approved a reverse stock split, in a range of 1-for-7 ratio. The reverse split went effective on December 20, 2022. (see also Note 19b).

During March, September and October 2022, the Company completed a series of capital public and private offerings. The gross proceeds before deducting underwriting discounts and commissions and offering expenses, were approximately $41,700. The net proceeds were approximately $37,292 (see also Note 19).

On February 7, 2023, the Company completed a registered direct offering. A total of 1,964,286 new ordinary shares were issued in consideration to offering price of $14 per share. The gross proceeds were $27,500, before deducting commissions and other offering expenses. The net proceeds were approximately $25,469.

c.
The Company has three wholly owned subsidiaries: MediWound Germany GmbH, acting as Europe (“EU”) marketing authorization holder and EU sales and marketing arm, and MediWound UK Limited and MediWound US, Inc. which are currently inactive companies.

d.

In October 2023, Israel was attacked by a terrorist organization and entered a state of war. As of the date of these consolidated financial statements, the war in Israel is ongoing and continues to evolve. The company’s head quarter, manufacturing and R&D facilities are located in Israel. Currently, such activities in Israel remain largely unaffected. During the year ended December 31, 2023, the impact of this war on the company’s results of operations and financial condition was immaterial.

e.
The accompanying consolidated financial statements have been prepared on a basis which assumes that the Company will continue as a going concern. From inception to December 31, 2023, the Company has incurred cash outflows from operations, losses from operations, and has an accumulated deficit of $174.8 million.

The Company believes that its existing cash and cash equivalents, short-term and restricted bank deposits of $41.7 million as of December 31, 2023, will be sufficient to fund its operations and capital expenditure for at least twelve months from the date of issuance of these consolidated financial statements.

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

These consolidated financial statements were approved by the board of directors on March 21, 2024.

b.	Functional currency, reporting currency and foreign currency:

1.	Functional currency and reporting currency:

The reporting currency of the financial statements is the U.S. dollar.

The Company determines the functional currency based on the currency in which it primarily generates and expends cash. The Company determined that its functional currency is the U.S. dollar since most of the Company's revenues are in U.S. dollars and the economic environment in which the Company operates in and performs its transactions is mostly affected by the U.S dollar. A certain portion of the Company's costs are denominated in NIS mainly due to payroll and related benefit costs incurred in Israel. To further support the Company's determination, the Company has analyzed the currency in which funds from financing activities are generated or held and the currency in which receipts from operating activities are usually retained. In this respect, funds from financing activities were principally derived from significant funds raising in U.S. dollars and U.S governmental funds.

The Company operates and plans its activities in U.S. dollars and accordingly its periodic budgets and internal management reports are prepared and monitored using the U.S. dollar as the primary currency and provides the basis for the determination of share-based compensation.

The functional currency of the Company's subsidiary in Germany has been determined to be its local currency - the EURO. Assets and liabilities of this subsidiary are translated at year end exchange rates and its statement of operations items are translated using the average exchange rates at the quarter of which those items are recognized. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders' equity (deficit).

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

•	Determining the fair value of share-based compensation to employees and directors:

The fair value of share-based compensation to employees and directors is determined using the binomial option pricing models. The assumptions used in the models include the expected volatility, early exercise factor, expected dividend and risk-free interest rate.

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

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 3:	Material Accounting Policies

The accounting policies set out below have been consistently applied for all periods presented in these consolidated financial statements:

a.	Basis of consolidation:

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

b.	Inventories:

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

c.	Property, plant and equipment, net:

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation and accumulated impairment losses. Cost includes spare parts and auxiliary equipment that are used in connection with the plant and equipment.

Depreciation is calculated on a straight‑line basis over the useful life of the assets at annual rates as follows:

%
Office furniture	7-10
Manufacturing machinery and lab equipment	15-33
Computers	33
Leasehold improvements	See below

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 3:	Material Accounting Policies (Cont.)

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

d.	Liability in respect of Israeli Innovation Authority ("IIA"):

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

e.	Leases:

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

Following are the amortization periods of the ROU assets by class of underlying asset:

Years
Motor vehicles	3
Buildings	6-15

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 3:	Material Accounting Policies (Cont.)

The Company tests for impairment of the ROU asset whenever there are indications of impairment pursuant to the provisions of IAS 36.

•	Variable lease payments that depend on an index:

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

f.	Revenues recognition:

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

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 3:	Material Accounting Policies (Cont.)

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

As of the closing date of the agreement the manufacturing and development services were at market value, therefore the upfront payment was fully attributed to the license performance obligation and as such revenues are recognized at the point in time that control of the license is transferred to the customer.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 3:	Material Accounting Policies (Cont.)

Future milestone payments are considered variable consideration and are subject to the variable consideration constraint, i.e. will be recognized once concluded that it is “probable” that a significant reversal of the cumulative revenues recognized under the contract will not occur in future periods when the uncertainty related to the variable considerations are resolved. (see Note 18b).

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

Revenues from the sale of products:

The Company generates revenues from sales of its innovative biopharmaceutical product, Nexobrid, to burn centers and hospital burn units in Europe, U.S Israel and local international markets through its commercial organizations and local distributors.

Revenues from sale of goods is recognized in profit or loss at the point in time when the control of the goods is transferred to the customer, generally upon delivery of the goods to the customer.  The transaction price is the amount of the consideration that is expected to be received based on the contract terms.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 3:	Material Accounting Policies (Cont.)

g.	Research and development expenses:

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

h.	Financial instruments:

The accounting policy for financial instruments in accordance with IFRS 9, "Financial Instruments" ("the Standard") is as follows:

1.	Financial liabilities:

a)	Financial liabilities measured at amortized cost:

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

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 3:	Material Accounting Policies (Cont.)

2.	Fair value:

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

i.	Warrants:

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

j.	Provisions:

A provision in accordance with IAS 37 is recognized when the Company has a present (legal or constructive) obligation as a result of a past event, it is expected to require the use of economic resources to clear the obligation and a reliable estimate has been made.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 3:	Material Accounting Policies (Cont.)

k.	Short-term employee benefits and severance pay liability, net:

The Company has several employee benefit plans:

1.	Short-term employee benefits:

Short-term employee benefits include salaries, paid annual leave, recreation and social security contributions are recognized as expenses as the services are rendered.

2.	Post-employment benefits:

The Company has liabilities for severance pay for its employees in several of jurisdictions and in Israel.

The Company recognizes liability for severance pay mainly due to its employees in EU in accordance with local laws.

l.	Share-based compensation:

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

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 3:	Material Accounting Policies (Cont.)

m.	Profit / Loss per share:

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

n.	New standards, amendments to standards and interpretations not yet adopted:

Amendment to IAS 1, Presentation of Financial Statements: "Disclosure of Accounting Policies”
As a result of applying the Amendment, the extent of the accounting policy disclosure provided in the financial statements for 2023 was reduced and adjusted according to the Company’s specific circumstances.

o.	Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current (amendment to IAS 1)

As a result of applying the Amendment the warrants presented in these financial statements (see note 19c), will be classified as a current liability pursuant to the conversion option.

Note 4:	Cash and Cash Equivalents

	December 31
	2023	2022

Balance in USD	4,151	24,475
Balance in other currencies	7,715	9,420

	11,866	33,895

Note 5:	Short-term and restricted bank deposits

	December 31
	2023	2022

Restricted bank deposits (1)	167	-
USD Bank deposits (2)	29,675	-

	29,842	-

(1)	Restricted bank deposits which are primarily used as security for the Company’s office leases.

(2)	The USD deposits bear annual interest of 6.26%-6.55% for the period of 91-365 days for 2023.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 6:	Trade Receivables

	December 31
	2023	2022

Vericel (Note 18b)	236	7,500
BARDA (Note 18a)	1,245	701
MTEC (Note 18c)	617	362
Other trade receivables	1,608	771
Less provision for impairment	(6)	(2)

	3,700	9,332

Note 7:	Inventories

	December 31,
	2023	2022

Raw materials	995	913
Finished goods	*1,851	1,050

	2,846	1,963

*Including write-down of $326

Note 8:	Other Receivables- Short Term

	December 31,
	2023	2022

Government authorities	322	193
Income receivables	397	170
Prepaid expenses and other	722	287

	1,441	650

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 9:	Other Receivables- Long Term

	December 31,
	2023	2022

Income receivables	50	180
Prepaid expenses	183	-

	233	180

Note 10:	Property, Plant and Equipment, Net

	Office furniture	Manufacturing machinery and lab equipment	Computers	Leasehold improvements	Total
Cost

Balance as of January 1, 2023	293	5,091	166	3,279	8,829
Additions	25	7,312	101	37	7,475
Capitalization of depreciation of ROU assets	-	-	-	59	59
Foreign currency translation	1	-	-	-	1

Balance as of December 31, 2023	319	12,403	267	3,375	16,364

Balance as of January 1, 2022	257	4,764	176	3,137	8,334
Additions	37	327	49	142	555
Disposals	-	-	(59)	-	(59)
Foreign currency translation	(1)	-	-	-	(1)

Balance as of December 31, 2022	293	5,091	166	3,279	8,829

Accumulated Depreciation

Balance as of January 1, 2023	157	3,818	97	2,391	6,463
Additions	26	448	58	140	672
Foreign currency translation	1	-	-	-	1

Balance as of December 31, 2023	184	4,266	155	2,531	7,136

Balance as of January 1, 2022	133	3,370	94	2,259	5,856
Additions	25	448	62	132	667
Disposals	-	-	(59)	-	(59)
Foreign currency translation	(1)	-	-	-	(1)

Balance as of December 31, 2022	157	3,818	97	2,391	6,463

Carrying amounts of all fixed asset items
December 31, 2023	135	8,137	112	844	9,228
December 31, 2022	136	1,273	69	888	2,366

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 11:	Leases

a.	Lease Agreements:

The Company's offices and its production facility in Israel are located in a building that the Company leased from its Related party (see Note 24a), in accordance with a sub-lease agreement. The Company subleased approximately 3,000 square meters of laboratory, office and clean rooms space at a monthly rent fee NIS 125 (approximately $35). This sub-lease agreement was amended in October 2021, to extend the period up to October 2025 which was included in the calculation of the lease liability and RoU asset.

In July 2023, the company signed a termination agreement for the sub-lease agreement and signed on a new lease agreement for the same area of approximately 3,000 square meters in the same building with the owner of the building at a monthly rent fee of NIS 195 (approximately $54). The lease agreement is for 12 years with an option for an additional 3 years. The company estimation is to use the 3 years option

In addition, the Company and its subsidiary have lease agreements for 16 vehicles for the remaining period of 1.75 years on average.

b.	Amounts recognized in profit or loss and in the statement of cash flows

	Year ended December 31,
	2023	2022

Interest expense on lease liabilities	274	102
Depreciation expenses	565	537
Cash outflow for leases	778	701

The Company determined the appropriate interest rate for discounting leases, with the assistance of a third party. The valuation was based on: credit risk, the weighted average term of the leases and other economic variables. A weighted average interest rate in a range of 1% to 8.47% was used to discount future lease payments in the calculation of the lease liability on the date of initial application of the standard (IFRS 16).

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 11:	Leases (Cont.)

c.	Disclosures in respect of Right- of- Use assets:

	Buildings	Motor vehicles	Total
Cost
Balance as of January 1, 2023	2,341	550	2,891
New leases	6,460	407	6,867
Adjustments for indexation	78	3	81
Disposals	(2,368)	(308)	(2,676)

Balance as of December 31, 2023	6,511	652	7,163

Accumulated depreciation
Balance as of January 1, 2023	1,342	334	1,676
Depreciation and amortization	334	231	565
Capitalized to Leasehold improvements	59	-	59
Disposals	(1,527)	(308)	(1,835)

Balance as of December 31, 2023	208	257	465

Depreciated cost
Balance as of December 31, 2023	6,303	395	6,698

	Buildings	Motor vehicles	Total
Cost
Balance as of January 1, 2022	2,267	654	2,921
New leases	-	125	125
Adjustments for indexation	74	9	83
Disposals	-	(238)	(238)

Balance as of December 31, 2022	2,341	550	2,891

Accumulated depreciation
Balance as of January 1, 2022	1,028	345	1,373
Depreciation and amortization	314	225	539
Disposals	-	(236)	(236)

Balance as of December 31, 2022	1,342	334	1,676

Depreciated cost
Balance as of December 31, 2022	999	216	1,215

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 11:	Leases (Cont.)

d.	Disclosures of the Company's lease liabilities:

	Buildings	Motor vehicles	Total

Balance as of January 1, 2023	1,199	179	1,378
Repayment of leases liabilities	(588)	(190)	(778)
Effect of changes in exchange rates	(19)	2	(17)
New finance lease obligation recognized	6,460	365	6,825
Adjustments for indexation	78	3	81
Financial expenses	257	17	274
Disposals-Termination of leases	(1,041)	(11)	(1,052)
Balance as of December 31, 2023	6,346	365	6,711

Current maturities of long-term leases	(180)	(181)	(361)
Lease liability Balance as of December 31, 2023	6,166	184	6,350

	Buildings	Motor vehicles	Total

Balance as of January 1, 2022	1,691	299	1,990
Repayment of leases liabilities	(477)	(224)	(701)
Effect of changes in exchange rates	(182)	(28)	(210)
New finance lease obligation recognized	-	117	117
Adjustments for indexation	74	9	83
Financial expenses	93	8	101
Disposals-Termination of leases	-	(2)	(2)
Balance as of December 31, 2022	1,199	179	1,378

Current maturities of long-term leases	(399)	(133)	(532)
Lease liability Balance as of December 31, 2022	800	46	846

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 12:	Intangible Assets, Net

	License and Knowhow
	2023	2022
Cost
Balance as of January 1,	1,538	1,538
Additions	-	-
Balance as of December 31,	1,538	1,538
Accumulated Amortization
Balance as of January 1,	1,307	1,241
Additions	66	66
Balance as of December 31,	1,373	1,307
Amortized cost
Balance as of December 31,	165	231

Intangible assets include exclusive licenses to use patents, know-how and intellectual property for the development, manufacturing and marketing of products related to burn treatments and other products in the field of wound care. These licenses were purchased from third parties and from one of the Company's shareholders.

Note 13:	Other Payables

	December 31
	2023	2022

Employees and payroll accruals	2,109	2,471
Liability in respect of TEVA (see Note 17c)	1,250	417
Related parties	83	307
Deferred revenues	24	63
Other	425	901
	3,891	4,159

Note 14:	Liabilities in Respect of IIA Grants

	December 31
	2023	2022

Balance as of January 1,	7,566	8,105
Royalties	(190)	(407)
Amounts carried to Profit or Loss	427	(132)
Balance as of December 31,	7,803	7,566

Current maturities	(126)	(121)
Long term liabilities in respect of IIA grants	7,677	7,445

The Company is committed to pay royalties to the IIA up to the total grants received plus the applicable accrued interest. The total amount of grants received from IIA including accrued interest, net of royalties as of December 31, 2023 is approximately $13,783, while the amortized cost of this liability as of that date is $ 7,803, using the interest method.

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

The Company Audit Committee oversees how management monitors compliance with the Company’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Company. The Company Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

The Company's activities expose it to various financial market risks, mainly foreign currency risk, interest rate risk and liquidity risk.

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

	December 31
	2023	2022
Gain (loss) from change:
5% increase in NIS and EURO exchange rate	$176	$257
5% decrease in NIS and EURO exchange rate	$(176)	$(257)

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

The Company manages the liquidity risk by holding cash balances, short-term deposits and secured bank credit facilities.

	December 31, 2023
	Carrying	12 months
	amount	or less	1-2 years	2-15 years
Non-derivative financial liabilities
Current liabilities
Current maturities of long-term liabilities	3,249	3,249	-	-
Trade payables and accrued expenses	5,528	5,528	-	-
Other payables	3,891	3,891	-	-
Non-current liabilities
Liabilities in respect of IIA grants	15,927	-	359	15,568
Liabilities in respect of TEVA	3,200	-	1,000	2,200
Lease liabilities	10,189	-	813	9,376

	December 31, 2022
	Carrying	12 months
	amount	or less	1-2 years	2-8 years
Non-derivative financial liabilities
Current liabilities
Current maturities of long-term liabilities	2,814	2,814	-	-
Trade payables and accrued expenses	5,656	5,656	-	-
Other payables	4,159	4,159	-	-
Non-current liabilities
Liabilities in respect of IIA grants	15,464	-	312	15,152
Liabilities in respect of TEVA	4,200	-	1,000	3,200
Lease liabilities	902	-	508	394

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 15:	Financial Instruments (Cont.)

b.	Fair value:

(1)	Financial instruments measured at fair value for disclosure purposes only.

The carrying amounts of certain financial assets and liabilities, including cash, trade receivables, other receivables, deposits, trade and other payables are the same as or approximate to their fair value.

(2)	Fair value hierarchy of financial instruments measured at fair value.

The financial instruments measured at fair value on a temporal basis, use valuation methodology in accordance with the fair value hierarchy levels when determining the fair value of an asset or liability, the Company uses observable market data as much as possible.

Details regarding fair value measurement at Level 2

The fair value of the warrants which are classified as non-currents liabilities was measured by using Black and Scholes model. The following inputs were used to determine the fair value:

Expected period of warrants– 2.91 years.
Expected volatility – 67.1%
Risk-free interest rate (3) – 4.03%
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

The liability in respect of TEVA as presented in balance sheet which is approximate its fair value, based on a calculation of the present value of future payments. The expected cash flows already reflect assumptions about the uncertainty in future defaults, and therefore the Company used a discount rate of 14% that is commensurate with the risk inherent in the expected cash flows (Note 17c).

Note 16:	Severance Pay Liability, Net

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

The majority of the Company’s liability for severance pay is covered by Section 14. Accordingly, the Company does not recognize any liability for severance pay due to these employees and the deposits under Section 14 are not recorded as an asset in the Company’s balance sheet. These contributions for compensation represent defined contribution plans. The Company recognizes liability for severance pay due to its employees in EU in accordance with local laws and its Israeli employees which are not under Section 14.

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

The Company paid an aggregate amount of $ 950 and undertook to pay royalties of 1.5% to 2.5% from future revenues from sales of products which are based on this patent for a period of 12 years from the first commercial delivery in a major country, and thereafter the Company will have a fully paid-up royalty-free license for these patents. In addition, royalties will be paid at the rate of 10% from sub-licensing of such patents and for lump sum amounts paid to the Company by a third party, the Company will pay 2% of the proceeds up to $1,000 and 4% above this amount. Moreover, the Company agreed to pay a one-time lump-sum amount of $ 1,500 when the aggregate revenues based on these patents reach $ 100,000. The royalty payments for the years 2021, 2022 and 2023 amounted to $149, $363 and $98 respectively.

b.
Under the Research and Development Law, (the “R&D Law”) the Company undertook to pay royalties of 3% on the revenues derived from sales of products or services developed in whole or in part using IIA grants. The maximum aggregate royalties paid cannot exceed 100% of the grants received by the Company, plus annual interest equal to the 12-month interest applicable to dollar deposits, as published on the first business day of each calendar year. The total royalties amount paid as of December 31, 2023 is $1,942. (Note 14).

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

Total liabilities recorded as of December 31, 2023 and 2022 were approximately $4,428 and $4,794 respectively, and financial expenses of $468 and $533, respectively, were recorded in profit or loss within financial expenses.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 18:	Materials Agreements

a.	BARDA Contracts

In September 2015, the Company was awarded BARDA Contract for treatment of thermal burn injuries. This contract was amended multiple times to extend its term until September 2024 (the Company is pursuing an extension of the contract) and its total value, up to a total amount of $165,000 as of the end of 2022.

In May 2023 BARDA has awarded an additional approximately $10,000 to the Company. The total amount of the contract is comprised of $110,000 to support research and development activities and up to $65,000 to procure Nexobrid for U.S. emergency preparedness (which will be split between the Company and Vericel following Vericel agreement (see Note 18b)).

As of December 31, 2023, the Company has received approximately $88,282 in funding in the aggregate, from BARDA under the first contract, and an additional $16,500 for procurement of Nexobrid for U.S. emergency preparedness, which were recorded at the net amount of approximately $10,500 following the split of gross profit agreement with Vericel for the initial BARDA procurement.

In September 2018 the Company was awarded the second BARDA contract, to develop Nexobrid for the treatment of Sulfur Mustard injuries as part of BARDA’s preparedness for mass casualty events. The contract provides up to $12,000 of funding to support research and development activities and contains options to provide additional funding of up to $29,000 for additional development activities, animal pivotal studies, and the BLA submission for licensure of Nexobrid for the treatment of Sulfur Mustard injuries. The second BARDA contract expired in 2023. As of December 31, 2023, the Company has received approximately $4,368 of funding from the second BARDA contract.

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

Under the terms of the license agreement, Vericel has made an upfront payment to MediWound of $17,500 which was recorded as revenues from license agreements in 2019 as well as an additional milestone payment of $7,500 recorded as revenues from license agreements in 2022 upon BLA approval received in December 2022. Furthermore, Vericel has also agreed to pay MediWound up to $125,000 in payments contingent upon meeting certain annual sales milestones, tiered royalties on net sales ranging from high single-digit to teen-digit percentages, a split of gross profit on committed BARDA procurement orders and a teen-digits royalty on any additional future BARDA purchases of Nexobrid. Under the terms of the supply agreement, Vericel will procure Nexobrid from MediWound at a fixed transfer price.

Total revenue from royalties as of December 31, 2023 was approximately $82.

c.	DOD and MTEC contracts:

On February 17, 2022, the Company was entered into a contract with the U.S. Department of Defense (DoD), through the Medical Technology Enterprise Consortium (MTEC), to develop Nexobrid as a non-surgical solution for field-care burn treatment for the U.S. Army. The contract provides funding up to $2,727.

During 2023, the DOD through MTEC awarded the Company additional funding of $9,117 in addition, the company awarded directly through MTEC funding of $1,190, to advance the development of a new temperature stable formulation of Nexobrid. The total additional fund from the DOD and MTEC during 2023 was $10,307.

d.	Biopharmax Group Ltd. contract:

On July 17, 2023 the company signed a turnkey scale-up agreement with Biopharmax Group Ltd. This strategic agreement is designed to bolster our manufacturing infrastructure to support our long-term growth trajectory. The objective of this agreement is to establish, commission, and validate a cutting-edge, sterile, and GMP-compliant manufacturing facility. The venture aims to increase the company’s production capacity significantly, to expand up to six times the current capacity.

The new facility, equipped with fully operational clean rooms, will be exclusively designed for Nexobrid production. It will comply with stringent regulations from the GMP, FDA, EMA, Israeli Ministry of Health, and relevant Israeli regulatory bodies. An estimated $12.7 million will be invested in the project, set for constructions completion by mid-2024, with full-scale manufacturing expected to commence in 2025 (see also note 10).

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 19:	Equity

a.	Share capital:

	December 31
	2023	2022

Authorized number of shares	20,000,000	12,857,143
Issued and outstanding number of shares	9,221,764	7,240,020

An ordinary share confers upon its holder(s) a right to vote at the general meeting, a right to participate in distribution of dividends, and a right to participate in the distribution of surplus assets upon liquidation of the Company.

b.	Movement in share capital:

1.	During 2021, 2022 and 2023 the Company issued additional 4,852, 41,395 and 17,458 ordinary shares for each year upon vesting of outstanding RSU’s, respectively.

2.	On November 28, 2022, at the Company’s extraordinary general meeting of shareholders, its shareholders approved:

(a)
An increase of the Company’s authorized share capital from NIS 500,000, consisting of 50,000,000 ordinary shares, per value NIS 0.01 per share to NIS 900,000 consisting of 90,000,000 ordinary shares, per value NIS 0.01 per share.

(b)	On December 5, 2022, the Company’s board of directors approved a reverse split of 1-for-7 ratio. The reverse split went effective on December 20, 2022.

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

On May 31, 2023 the Shareholders of the Company approved an amendment to Article 6 of the Company’s Amended and Restated Articles of Association, which increased the Company’s authorized share capital from 900,000 NIS consisting of 12,857,143 ordinary shares par value NIS 0.07 to NIS 1,400,000, consisting of 20,000,000 ordinary shares, par value NIS 0.07 per share.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 19:	Equity (Cont.)

c.	Financial transactions:

1.
On March 7, 2022, the Company completed a public offering in total of 744,048 new ordinary shares which were issued in consideration to offering price of $13.44 per share. The net proceeds were $8,653, after deducting commissions and other offering expenses. In addition, on March 22, 2022 the underwriters exercised their options to purchase an additional 89,012 ordinary shares at the same public offering price. The net consideration to the Company, less underwriting discounts and commissions was at additional of $1,021.

As part of the above- mentioned public offering, certain entities affiliated with CBI purchased 208,334 of ordinary shares at the public offering price.

2.
On September 26, 2022, the Company completed a registered direct (the “RD”) offering in an aggregate amount of $13,257 represent a combine purchase price of $12.25 for issuance of 1,082,223 ordinary shares and 1,082,223 warrants that become exercisable on November 28, 2022, at an exercise price of $13.475 per ordinary share which will expire in four years (see also note 25.3).

The warrants issued have been classified as a non-current financial liability due to a net share settlement provision and as they can be settled in cash on the occurrence of Fundamental Transaction as determined in the agreement. This liability was initially recognized at its fair value on the date the contract was entered into and is subsequently accounted for fair value at each balance sheet date and recorded through profit and loss.

The fair value of the warrants has been evaluated with the assistance of external independent valuator and was computed based on then current price of the shares, a risk-free interest rate of 4.37% and an average standard deviation of 68%.

The net proceeds from this offering in the amount of $11,698 have been received on September 28, 2022. The issuance expenses related to the non-current financial liability were recorded through profit and loss and the issuance expenses related to the issuance of shares recorded as a deduction from the proceeds in equity.

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

The Pre-Funded warrants and warrants issued have been classified as a non-current financial liabilities due to a net share settlement provision and they can be redeemed in cash on the occurrence of Fundamental Transaction as determined in the agreement. The initial fair value of the financial liabilities issued in the transaction was approximately $20,788, which comprised of: 1. The warrants which were valuated by Black and Sholtes model based on the current price of the shares and a risk-free interest rate of 4.26%, and 2. The pre-funded warrants which were valued in an amount which is approximate its share price upon their issuance.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 19:	Equity (Cont.)

The consideration received from this transaction was $17,233. As the fair value on initial recognition of the warrants differs from the transaction price, the difference, represents the First day loss at the amount of $3,555, and has been allocated to the warrants with respect to this transaction and is amortized on a straight line basis over the term of the warrants.

The net proceeds from this offering amounted to approximately $15,920. The issuance expenses were recorded through profit and loss.

During December 2022, the 1,407,583 pre-funded warrants were exercised into ordinary shares.

4.
Upon closing of the RD and PIPE Offerings, the Company also issued the placement agent up to 124,491 warrants to purchase up to 124,491 ordinary Shares. The warrants have substantially the same terms as the RD and PIPE Warrants, except that the placement agent’s warrants have an exercise price equal to $15.312 per share (which represents 125% of the offering price per ordinary Share in the offerings). The Fair value of the placement agent’s options was recorded as an issuance expenses through profit and loss and as a deduction from proceed in equity based on the financial treatment of both RD and PIPE offering and in accordance with their part.

5.
On February 7, 2023, the Company completed a registered direct (the “RD”) offering of 1,964,286 new ordinary shares which were issued in consideration to offering price of $14.0 per share. The gross proceeds were $27,500, before deducting commissions and other offering expenses in the amount of $2,031.

Note 20:	Share‑Based Compensation

a.	Expense recognized in the financial statements:

The expenses recognized for services received from employees and directors is as follows:

	Year ended December 31
	2023	2022	2021
Cost of revenues	271	184	153
Research and development	485	406	333
Selling and marketing	87	42	-
General and administrative	1,097	1,314	1,187

Total share-based compensation	1,940	1,946	1,673

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 20:	Share‑Based Compensation (Cont.)

b.	Share-based payment plan for employees and directors:

The Company has granted options and restricted stock units ("RSUs") for a total of 990,201 ordinary shares.

As of December 31, 2023, 861,255 ordinary shares of the Company were still available for a future grant.

Any options or RSUs, which are forfeited or not exercised before expiration, become available for future grants.

Options granted under the Company's 2003 Israeli Share Option Plan ("The Plan") are exercisable in accordance with the terms of the Plan, within 5-10 years from the date of grant, against payment of an exercise price or cashless exercise. The options generally vest over a period of 3-4 years.

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

	2023		2022		2021
	Number of options	Weighted Average Exercise price	Number of options	Weighted Average Exercise price	Number of options	Weighted Average Exercise price

Outstanding Options at beginning of year	764,767	30.44	537,288	44.45	513,973	45.85
Options Granted	346,950	11.87	320,775	14.25	53,970	37.52
Options Exercised	-	-	(807)	12.23	(536)	20.16
Options Forfeited and/or expired	(154,230)	57.55	(92,489)	55.58	(30,119)	56.91

Outstanding options at end of year	957,487	19.34	764,767	30.44	537,288	44.45

Option's Exercisable at end of year	462,045	26.25	373,681	46.18	333,618	58.38

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 20:	Share‑Based Compensation (Cont.)

The following table summarizes information about share options outstanding:

	Options outstanding as of December 31, 2023
Range of exercise prices ($ )	Number of options	Weighted Average Remaining contractual life	Weighted average exercise price

8.26-9.64	55,950	9.85	8.44
11.89-14.42	711,124	7.89	13.20
26.88-37.52	125,535	5.62	35.99
42.14-67.06	64,878	1.85	63.84
Total	957,487	7.29	19.34

	Options outstanding as of December 31, 2022
Range of exercise prices ($ )	Number of options	Weighted Average Remaining contractual life	Weighted average exercise price

12.25-14.42	470,693	7.84	13.60
26.88-37.52	145,354	6.43	35.95
42.14-67.06	68,662	2.85	63.94
90.23-96.32	80,058	0.91	90.65
Total	764,767	6.40	30.44

The following table summarizes information about RSU's outstanding:

	RSU's 2023	RSU's 2022	RSU's 2021

Outstanding at beginning of year	42,013	14,581	10,655
Granted	9,100	39,286	8,992
Forfeited	(941)	(27)	(215)
Vested	(17,458)	(11,827)	(4,851)

Outstanding at the end of the period	32,714	42,013	14,581

The fair value of the options and RSU's granted to employees and directors at the grant date for the years ended December 31, 2023, 2022 and 2021 was $2,320, $2,970 and $1,392 respectively.

The options and RSU’s of the Company are managed by a trustee.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 20:	Share‑Based Compensation (Cont.)

1.
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

2.
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

3.
On July 19, 2022, the Company’s Shareholders General meeting approved the abovementioned grants (Note 19) to the directors and the CEO, the compensation terms of Mr. Ofer Gonen as the Company’s new Chief Executive Officer, which terms will be effective as of July 1, 2022 and the termination terms for the previous CEO.

4.
On August 18, 2022, the Company’s Shareholders General meeting approved the compensation terms and grant of 28,572 options to the Chairman of the Board of Directors which approved earlier by the board. The fair value of the options as of the grant date was estimated at $284.

5.
On February 15, 2023, the Company's Board of Directors approved the grant of 130,600 options to purchase ordinary shares and 9,100 RSU's under the "2014 Share Incentive Plan" to employees, officers, board members, CEO and some consultants at fair value of $1,012 and $117, respectively. The share options vest over a period of 1-4 years and the options are exercisable for an exercise price of $ 13.32 per share.

6.
On April 3, 2023, the Company's Board of Directors approved the grant of 160,400 options to purchase ordinary shares under the "2014 Share Incentive Plan", for an exercise price of $11.89 and $11.91 per share to management and board members of the Company. The share options vest over a period of 1-4 years. The fair value of the options granted, as of the grant date, was estimated at approximately $884.

7.	On May 31, 2023 the Shareholders of the Company approved the increase by 1,000,000 in the number of ordinary shares available for issuance under the Company’s 2014 Equity Incentive Plan.

8.
On May 31, 2023 the Shareholders of the Company approved the extension to the exercise period of options which were granted to certain of the company’s directors on April 23, 2020 for an additional five years, until April 23, 2030. According to this extension, an expense of $146 was recognized.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 20:	Share‑Based Compensation (Cont.)

9.
On August 15, 2023, the Company's Board of Directors approved the grant of 7,200 options to purchase ordinary shares under the "2014 Share Incentive Plan", for an exercise price of $ 9.63 per share to a board member of the Company. The share options vest over a 1 year.  The fair value of the options granted, as of the grant date, was estimated at approximately $42.

10.
On November 20, 2023, the Company's Board of Directors approved the grant of 48,750 options to purchase ordinary shares under the "2014 Share Incentive Plan", for an exercise price of $ 8.78 and $8.13 per share to an officer and a consultant of the Company. The share options vest over a period of 1-4 years.  The fair value of the options granted, as of the grant date, was estimated at approximately $265.

a.
The fair value of the Company's share options granted to employees and directors for the years ended December 31, 2023, 2022 and 2021 was estimated using the binomial option pricing models using the following assumptions:

	December 31
	2023	2022	2021
Dividend yield (%)	0	0	0
Expected volatility of the share prices (%)	61-77	59-77	55-78
Risk‑free interest rate (%)	2.1-5.36	2.1-5.2	0.1-1.5
Early exercise factor (%)	100-150	100-150	100-150
Weighted average share prices (Dollar)	10.71	13.22	36.33

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

The standard tax rate in the years 2021-2023 is 23%.

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

During the benefit period, the Company will be tax exempt in the first two years of the benefit period and subject to tax at the reduced rate of 10%- 25% for an additional period of five to eight years (depending on the percentage of foreign investments in the Company) of the benefit period. The benefit entitlement period starts from the first year that the Beneficiary Enterprise first earned taxable income and is limited to 12 years from the year in which the Company requested to have tax benefits apply. In the event of distribution of dividends from the said tax-exempt income, the amount distributed will be subject to corporate tax at the reduced rate ordinarily applicable to the Beneficiary Enterprise's income.

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

The statutory corporate tax rate in Germany was 29.79% in 2023, 2022 and 2021.

e.	Final tax assessments:

The Company has finalized its tax assessments through the 2016 tax year.
The Company's subsidiary has received the final tax assessment for the year 2021.

f.	Net operating carryforward losses for tax purposes and other temporary differences:

As of December 31, 2023, the Company had carryforward losses and other temporary differences mainly from R&D expenses together amounting to approximately $171,757.

g.	Deferred taxes:

The Company did not recognize deferred tax assets for temporary differences because their utilization in the foreseeable future is not probable.

h.	Current taxes on income:

The Company did not record any current taxes for MediWound Ltd. in Israel for the years ended December 31, 2023, 2022 and 2021 as a result of its carryforward losses.

The current tax expenses are in respect of taxes charged outside of Israel.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 22:	Supplementary Information to the Consolidated Statements of Profit or Loss and Other Comprehensive Income or Loss

a.	Additional information on Revenues:

Major customers:
BARDA contributed 56%, 51% and 76% of the Company’s total revenues in 2023, 2022 and 2021 respectively. Vericel contributed 4% and 28% of the Company’s total revenues in 2023 and 2022 respectively. MTEC contributed 10% and 2.8% of the Company’s total revenues in 2023 and 2022 respectively (see also Note 18).

No other customer contributed 10% or more of the Company’s revenues in 2023, 2022 and 2021.

Geographic information:
The revenues reported in the financial statements are based on the location of the customers, as follows:

	Year ended December 31
	2023	2022	2021

USA (see also Note 18a, 18b, 18c)	13,078	21,872	18,102
EU and other international markets	5,608	4,624	5,661

	18,686	26,496	23,763

b.	Cost of Revenues:

1.	Cost of Revenues from sale of products

	Year ended December 31
	2023	2022	2021

Salary and benefits (including share-based compensation)	2,703	1,828	2,047
Subcontractors	230	58	190
Depreciation and amortization	672	426	559
Cost of materials	916	636	1,039
Other manufacturing expenses	1,207	779	906
Decrease (increase) in inventory of finished products	(801)	(543)	242

	4,927	3,184	4,983

2.	Cost of Revenues from development services

	Year ended December 31
	2023	2022	2021

Salary and benefits	1,995	1,691	2,003
Subcontractors	8,182	8,138	7,904

	10,177	9,829	9,907

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 22:	Supplementary Information to the Consolidated Statements of Profit or Loss and Other Comprehensive Income or Loss (Cont.)

3.	Cost of Revenues from license agreements

	Year ended December 31
	2023	2022	2021

Salary and benefits	4	38	102
Royalties payments	-	280	-

	4	318	102

Total Cost of Revenues	15,108	13,331	14,992

c.	Research and development expenses:

	Year ended December 31
	2023	2022	2021

Salary and benefits (including share-based compensation) (1)	3,148	4,494	2,864
Subcontractors	2,833	4,054	6,323
Depreciation and amortization	396	571	396
Cost of materials	785	572	347
Other research and development expenses	305	490	326

Total Research and development	7,467	10,181	10,256

(1)	The salary costs for the year ended December 31,2022 includes one-time payment of $205 derived from termination agreement with the CMO of the company.

d.	Selling and marketing expenses:

	Year ended December 31
	2023	2022	2021

Salary and benefits (including share-based compensation)	1,991	1,637	1,643
Marketing and consulting	1,637	1,152	627
Depreciation and amortization	50	49	44
Shipping and delivery	356	385	490
Registration and marketing license fees	810	502	584

	4,844	3,725	3,388

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 22:	Supplementary Information to the Consolidated Statements of Profit or Loss and Other Comprehensive Income or Loss (Cont.)

e.	General and administrative expenses:

	Year ended December 31
	2023	2022	2021
Salary and benefits (including share‑based compensation)	3,521	3,344	2,905
Professional fees	2,189	2,589	2,480
Depreciation and amortization	185	225	239
Other	873	762	724

	6,768	6,920	6,348

f.	Other (income) expenses:

The other one-time income amounted $211 for the year ended December 31, 2023, is associated with the termination of sub-lease agreement (see note 11a).

The other one-time expenses amounted $684 for the year ended December 31, 2022, are associated with the management changes and FDA milestone payment fee (see Note 18b).

g.	Financial income and expense:

	Year ended December 31
	2023	2022	2021
Financial income:

Interest income	2,341	270	11
Revaluation of liabilities in respect of IIA grants	-	132	-
Revaluation of Warrants	8,310	-	-
Exchange differences, net	-	59	-

	10,651	461	11
Financial expense:

Revaluation of liabilities in respect of IIA grants	427	-	903
Financing income on net investment in lease	274	102	120
Finance expenses in respect of deferred revenues	8	54	143
Revaluation of liabilities in respect of TEVA	468	533	590
Exchange differences, net	654	-	511
Revaluation of Warrants	-	8,977	-
Issuance expenses of warrants through profit and loss	-	1,911	-
Other	61	60	47

	1,892	11,637	2,314

Financial income (expenses), net	8,759	(11,176)	(2,303)

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 23:	Net Loss Per Share

a.	Details of the number of shares and loss used in the computation of loss per share:

Year ended December 31
2023		2022		2021
Weighted average number of shares	Loss	Weighted average number of shares	Loss	Weighted average number of shares	Loss

9,013,144	(6,716)	4,987,069	(19,599)	3,892,068	(13,551)

b.	Net loss per share:

	Year ended December 31
	2023	2022	2021

Basic and diluted loss per share:	(0.75)	(3.93)	(3.48)

In 2023, 2,614,297 warrants, 957,487 options and 32,714 RSU’s were excluded from the diluted weighted average number of Ordinary Shares calculation as their effect would have been anti-dilutive.

In 2022, 2,614,297 warrants, 764,767 options and 42,013 RSU’s were excluded from the diluted weighted average number of Ordinary Shares calculation as their effect would have been anti-dilutive. In addition, the impact of 1,407,583 pre-funded warrants which were exercised in December 2022, have not taken in the diluted weighted average number of Ordinary Shares calculation as their effect would have been anti-dilutive as well.

Note 24:	Balances and Transactions with Related Parties and Key Officers

a.	Related parties consist of:

•	Clal Biotechnologies Industries Ltd.- Related party (see also note 11)
•	Directors of the Company.

1.	Balances with related parties:

Other Payables
Related Party:
As of December 31, 2023	-
As of December 31, 2022	177

Directors:
As of December 31, 2023	83
As of December 31, 2022	130

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 24:	Balances and Transactions with Related Parties and Key Officers (Cont.)

2.	Transactions with related parties:

Rental fee:

	Year ended December 31
	2023	2022	2021
Related party	267	457	469

Professional fee *:

	Year ended December 31
	2023	2022	2021

Directors	502	484	375
Related party	25	63	85
	527	547	460
Number of Directors	***9	**10	8

*	Not included share- based compensation detailed in Note 20.
**	During 2022 two members of the board of directors were replaced.
***	During 2023 three members of the board have left and one member of the board was replaced. At the end of 2023, the total board member consisted of five members.

b. Key Officers:

1.	Balances with Key Officers of the Company

Other Payables
Key Officers of the Company

As of December 31, 2023	518
As of December 31, 2022	754

•	Represents the officer’s gross salary, bonuses, and vacation provisions without share based compensation.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 24:	Balances and Transactions with Related Parties and Key Officers (Cont.)

2.	Compensation of Key Officers of the Company:

The following amounts disclosed in the table are recognized as an expense during the reporting period related to officers:

	Year ended December 31
	2023	2022	2021
Short-term employee benefits (*)(**)	2,084	2,880	1,788
Share-based compensation	757	797	518

	2,841	3,677	2,306
Number of officers (***)	8	7	5

(*) One-time expenses amounted $309 for the year ended December 31, 2022, are associated with the management changes.

(**) In December 2007, the Company's board of directors approved one‑time bonus payments to the Chief Medical Officer in the amounts of $ 120, which was recorded in profit and loss in December 2022 upon achieving marketing approval in the United States.

(***) During 2023 two key officers were replaced. At the end of 2023 the total key officers consist of six officers.

Note 25:	Subsequent events:

1.
On January 1, 2024, the company entered into a new lease agreement for 380.21 square meters of office, in Yavne, Israel, close to the main office, the agreement is for two years with options for additional three years. The additional leased area is needed to support the company in extending its activity. The annual fee for this agreement is ILS 437 (approximately $120).

2.
On February 26, 2024, the Company granted to employees, officers, board members, CEO and some consultants 311,022 share options for an exercise price of $12.73 per share and 30,482 RSUs. The share options vest over a period of 1-4 years. The grant to the directors and CEO is subject to the approval of the next shareholders annual meeting.

3.	On March 6, 2024, 37,106 warrants were exercised to the Company shares for exercise price of $13.475 per ordinary share, in accordance with the terms of the warrants (See also note 19 C.2).