Form 20-F
period 2024-12-31
MediWound Ltd.
filed 2025-03-19
CIK 1593984

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2024, the registrant had 10,793,057 ordinary shares, par value NIS 0.07 per share, outstanding.

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

Yes ☒       No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark which basis for accounting the registrant has used to prepare the financial statements included in this filing:

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

Yes ☐       No ☒

MEDIWOUND LTD.

FORM 20-F ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

INTRODUCTION

In this annual report, the terms “MediWound,” “we,” “us,” “our”, “our company” and “the company” refer to MediWound Ltd. and its subsidiaries.

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

•	the clinical utility, potential advantages and timing or likelihood of regulatory filings and approvals of EscharEx and our other pipeline products;

•	our expectations regarding future growth, including our ability to develop new products;

•	our estimates regarding expenses, future revenues, capital requirements and our need for additional financing;

•	anticipated funding under our contracts with the U.S. Biomedical Advanced Research and Development Authority;

•	our ability to maintain adequate protection of our intellectual property;

•	our estimates regarding the market opportunity for NexoBrid, EscharEx and our other pipeline products;

i

•	our expectation regarding the duration of our inventory of intermediate drug substances and products;

•	the impact of our research and development expenses as we continue developing product candidates; and

•	the impact of government laws and regulations.

•	our expectations regarding the operational capacity of our factory; and

•	our expectations regarding future filing of registration statements

The preceding list is not intended to be an exhaustive list of all our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into consideration the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. These statements may be found primarily in the sections of this annual report on Form 20-F entitled “ITEM 3.D. Risk Factors,” “ITEM 4. Information on the Company,” “ITEM 5. Operating and Financial Review and Prospects,” “ITEM 10.E. Taxation-United States Federal Income Taxation-Passive Foreign Investment Company Considerations” and elsewhere in this annual report, including the section entitled “ITEM 4.B. Business Overview” and “ITEM 4.B. Business Overview-Our Focus,” which contain information obtained from independent industry sources. Actual results, development and business desicions could differ materially from those anticipated in these forward-looking statements due to various important factors, including those risks discussed in “ITEM 3.D. Risk Factors” and information contained in other documents filed with or furnished to the Securities and Exchange Commission.

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

We intend to develop and commercialize pipeline product candidates based on our patented enzymatic technology platform for (i) marketing authorization of EscharEx in the U.S. and other jurisdictions and (ii) our other pipeline products in a variety of jurisdictions across the world. However, before obtaining regulatory approval for the sale of our pipeline product candidates in any jurisdiction, we must conduct, at our own expense, clinical studies to demonstrate that the products are safe and effective.

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

•
the number of patients required for our clinical trials may be larger than we anticipate, enrollment in our clinical trials may be slower or more difficult than we expect, or patients may not participate in necessary follow-up visits to obtain required data by us, any of which would result in significant delays in our clinical testing process;

•
our third-party contractors, such as a research institute, may fail to comply with regulatory requirements or meet their contractual obligations to us. For example, due to a deviation associated with a third-party testing lab used during the manufacturing process, our commercial partner in the U.S., Vericel Corporation (“Vericel”), was unable to release NexoBrid into the commercial channel until an agreement with the U.S. Food and Drug Administration (the “FDA”) was reached on this matter, resulting in a delay of a few months in the launch of NexoBrid in the U.S.;

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

Development and commercialization of EscharEx and our pipeline product candidates requires successful completion of the regulatory approval process, which may suffer delays or fail.

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

We cannot predict how long the applicable regulatory authority or agency will take to grant marketing authorization or whether any such authorizations will ultimately be granted. Regulatory agencies, including the FDA and the European Medicines Agency (the “EMA”), have substantial discretion in the approval process, and the approval process and the requirements governing clinical trials vary from country to country. The policies of the FDA, the EMA or other regulatory authorities may change or may not be explicit, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of EscharEx, NexoBrid or our pipeline product candidates. For instance, the regulatory landscape related to clinical trials in the EU recently evolved. The EU Clinical Trials Regulation (“CTR”) which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on January 31, 2022. While the EU Clinical Trials Directive required a separate clinical trial application (“CTA”) to be submitted in each member state in which the clinical trial takes place, to both the competent national health authority and an independent ethics committee, the CTR introduces a centralized process and only requires the submission of a single application for multi-center trials. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each member state, leading to a single decision per member state. The assessment procedure of the CTA has been harmonized as well, including a joint assessment by all member states concerned, and a separate assessment by each member state with respect to specific requirements related to its own territory, including ethics rules. Each member state’s decision is communicated to the sponsor via the centralized EU portal. Once the CTA is approved, clinical study development may proceed. The CTR transition period ended on January 31, 2025, and all clinical trials (and related applications) are now fully subject to the provisions of the CTR. Compliance with the CTR requirements may impact our development plans.

The United Kingdom (“UK”) regulatory framework in relation to clinical trials is governed by the Medicines for Human Use (Clinical Trials) Regulations 2004, as amended, which is derived from existing EU legislation (as implemented into UK law, through secondary legislation). The extent to which the regulation of clinical trials in the UK will mirror the (EU) CTR in the long term is not yet certain, however, on December 12, 2024, the UK government introduced a legislative proposal - the Medicines for Human Use (Clinical Trials) Amendment Regulations 2024 - that, if implemented, will replace the current regulatory framework for clinical trials in the UK. The legislative proposal aims to provide a more flexible regime to make it easier to conduct clinical trials in the UK, increase the transparency of clinical trials conducted in the UK and make clinical trials more patient centered. The UK government has provided the legislative proposal to the UK Parliament for its review and approval. Once the legislative proposal is approved (with or without amendment), it will be adopted into UK law which is expected in early 2026.

Additionally, the EU pharmaceutical legislation is currently undergoing a complete review process, in the context of the Pharmaceutical Strategy for Europe initiative, launched by the European Commission in November 2020. The European Commission’s proposal for revision of several legislative instruments related to medicinal products (potentially reducing the duration of regulatory data protection, revising the eligibility for expedited pathways, etc.) was published on April 26, 2023. The proposed revisions, remain to be agreed and adopted by the European Parliament and European Council and the proposals may, however, therefore be substantially revised before adoption, which is not anticipated before early 2026. The revisions may have a significant impact on the biopharmaceutical industry in the long term. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing authorization that we may have obtained and we may not achieve or sustain profitability. We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. If such actions impose constraints on the FDA’s ability to engage in oversight and implementation of activities in the normal course, or if we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are unable to maintain regulatory compliance, we may be subject to enforcement action and our business may be negatively impacted.

In addition, any regulatory approval that we will receive may also contain requirements for potentially costly post-marketing testing, including Phase IV clinical trials, and surveillance to monitor the safety and efficacy of the product candidate. For example, as part of the EMA regulatory approval process, we agreed to provide further data from a post-marketing U.S. Phase III clinical trial of NexoBrid, which served to address this post-marketing commitment to EMA. Once a product is approved, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submission of safety and other post-marketing information and reports, registration and continued compliance with cGMP and similar foreign requirements and GCP for any clinical trials that we conduct post-approval. Although our manufacturing facility is cGMP-certified, we may face difficulties in obtaining regulatory approval for the manufacturing and quality control process of our pipeline product candidates.

Any delays or failures in obtaining regulatory and marketing authorization for EscharEx in the United States, or for NexoBrid or our pipeline product candidates worldwide, would adversely affect our business, prospects, financial condition and results of operations.

Even though the FDA has approved NexoBrid for eschar removal in patients with deep partial thickness and/or full thickness thermal burns, we are facing extensive and ongoing regulatory requirements and obligations and may be required for additional requirements for EscharEx and for any product candidates for which we plan to obtain approval.

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

The ability of the FDA and foreign regulatory authorities to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, particularly in light of the new presidential administration, the FDA’s and foreign regulatory authorities’ ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s and foreign regulatory authorities’ ability to perform routine functions. Average review times at the FDA and foreign regulatory authorities have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies such as the EMA may also slow the time necessary for new drugs and biologics to be reviewed and/or approved by necessary regulatory authorities, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

Separately, in response to the COVID-19 pandemic, the FDA postponed most inspections of domestic and foreign manufacturing facilities at various points. Even though the FDA has since resumed standard inspection operations, the FDA has continued to monitor and implement changes to its inspectional activities to ensure the safety of its employees and those of the firms it regulates as it adapts to the evolving COVID-19 pandemic, and any resurgence of the virus or emergence of new variants may lead to further inspectional or administrative delays. Regulatory authorities outside the United States have adopted similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or, other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

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

Regulatory approval for EscharEx, NexoBrid, and other pipeline product candidates is and may be limited to specific indications and conditions for which clinical safety and efficacy have been demonstrated, and the prescription of off-label uses could adversely affect our business.

The marketing authorization for NexoBrid in the EU and other international markets is limited to the treatment of deep partial- and full-thickness burns. In the United States, the marketing authorization for NexoBrid is limited to eschar removal in patients with deep partial thickness and/or full thickness thermal burns. Any additional regulatory approval of NexoBrid for severe burns and any regulatory approval we may receive for any of our pipeline product candidates in the future, would be limited to those specific indications for which such pipeline product candidate had been deemed safe and effective by the FDA, EMA, or another regulatory authority Additionally, labeling restrictions in the U.S. and EU limit the manner in which a product may be used. For example, NexoBrid’s label in the U.S. and EU provides that it may only be used in specialized burns centers or by burn specialists and that it is not to be applied to more than 30% and 15% of the patient’s total body surface area, respectively. If physicians prescribe the medication for unapproved, or “off-label,” uses or in a manner that is inconsistent with the manufacturer’s labeling, it could produce results such as reduced efficacy or other adverse effects, and the reputation of our products in the marketplace may suffer. In addition, should any of our future products have a significant price difference and if they are used interchangeably, off-label uses may cause a decline in our revenues or potential revenues. Furthermore, while physicians may choose to prescribe treatments for uses that are not described in the product’s labeling and for uses that differ from those approved by regulatory authorities, we cannot promote the products for any indications other than those that are specifically approved by the European Commission, the FDA or other regulatory authorities. Regulatory authorities restrict communications by companies on the subject of off-label use. If our promotional activities fail to comply with these regulations or guidelines, we may be subject to enforcement actions by those authorities. In the United States, “off-label promotion” by pharmaceutical companies has resulted in significant litigation under the Federal False Claims Act, violations of which may result in substantial civil penalties and fines as well as exclusion from government health care programs. More generally, failure to follow the rules and guidelines of regulatory agencies relating to promotion and advertising, such as that promotional materials not be false or misleading, can result in refusal to approve a product, the suspension or withdrawal of an approved product from the market, product recalls, fines, disgorgement of money, operating restrictions, injunctions or criminal prosecution.

Risks Related to Manufacturing

We may not be able to expand our production or processing capabilities or satisfy future demand.

Our global demand for NexoBrid surpasses the current manufacturing capabilities. We are currently seeking to expand our manufacturing capabilities in order to increase our capacity to manufacture NexoBrid and future product candidates and satisfy near term demand. Construction of the new GMP-compliant state-of-the-art manufacturing facility in Yavne, Israel has been completed as of August 2024, with commissioning underway. The facility is expected to reach full operational capacity by the end of 2025, increasing manufacturing output sixfold. Commercial availability will depend on securing the necessary regulatory approvals. However, we cannot guarantee that we will be able to obtain the requisite approvals, including meeting regulatory and quality requirements, or if we do, that the facility will satisfy additional growing demand. Conversely, there can be no assurance that even if we obtain a new facility, demand for our products will increase proportionately to the increased production capability. Furthermore, we cannot assure that this or similar projects will be implemented in a timely and cost-efficient manner, and that our current production will not be adversely affected by the operational challenges of implementing the expansion project.

If our manufacturing facility in Yavne, Israel was to suffer a serious accident, or if a force majeure event were to materially affect our ability to operate and produce NexoBrid, EscharEx and our pipeline product candidates, all of our manufacturing capacity could be shut down for an extended period.

We currently rely on a single manufacturing site in Yavne, Israel, and we expect that all of our revenues in the near future will be derived from products manufactured at this site. Additionally, all the clinical batches supply for our Phase III study with EscharEx are being manufactured in this site. If this site were to suffer an accident or a force majeure event such as war, missile or terrorist attack, earthquake, major fire or explosion, major equipment failure or power failure lasting beyond the capabilities of our backup generators or similar event, our revenues would be materially adversely affected and any of our clinical trials could be materially delayed. In this situation, our manufacturing capacity could be shut down for an extended period, we could experience a loss of raw materials, work in process or finished goods inventory and our ability to operate our business would be harmed. In addition, in any such event, the reconstruction of our manufacturing facility and storage facilities, and obtaining regulatory approval for the new facilities could be time-consuming. During this period, we would be unable to manufacture NexoBrid, EscharEx or our pipeline product candidates. In addition, we currently a have limited inventory of NexoBrid that we can supply to our customers if we are unable to further manufacture NexoBrid.

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

We currently procure bromelain SP, a key substance starting material in the manufacturing of NexoBrid, EscharEx and our pipeline product candidates, from a single supplier, Challenge Bioproducts Corporation Ltd. (“CBC”). CBC’s manufacturing facilities are located in Taiwan (i.e., the Republic of China) and it uses proprietary methods to manufacture bromelain SP. Our supply agreement with CBC has no fixed expiration date and can be voluntarily terminated by us, with at least six months’ advance written notice, or by CBC, with at least 24 months’ advance written notice. Although we have a contractual right to procure this material from other suppliers, subject to payment of a one-time, non-material licensing fee to CBC, procuring this material from any other source would require time and effort which may interrupt our supply of bromelain SP and may cause an interruption of the supply of NexoBrid, EscharEx and our pipeline product candidates to the marketplace and for future clinical trials or other development purposes. Regulatory authorities could require that we conduct additional studies in support of a new supplier, which could result in significant additional costs or delays. Furthermore, there can be no assurance that we would be able to procure alternative supplies of bromelain SP at all or at comparable quality or competitive prices or upon fair and reasonable contractual terms and conditions. Although we believe that we currently store sufficient inventory of bromelain SP in our warehouse with additional inventory stored exclusively for us at CBC’s warehouse to continue full capacity operations for non-EU markets for approximately two years, this inventory may prove insufficient, and any interruption or failure to source additional bromelain SP from CBC or other third parties in a timely manner, or at all, would adversely affect our business, prospects, financial condition and results of operations.

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

The manufacturing facilities of CBC, our sole supplier of bromelain SP, a key substance as starting material in the manufacturing of NexoBrid, EscharEx and our pipeline product candidates, are located in Taiwan. We believe one of the most significant risks associated with these facilities being located in Taiwan is the risk that production may be interrupted or limited due to strains on the local infrastructure. In addition, facilities located in Taiwan may be adversely affected by tensions, hostilities or trade disputes involving China, the United States or other countries. There is considerable potential political instability in Taiwan related to its disputes with China. Although we do not do business in North Korea, any future increase in tensions between South Korea and North Korea, such as an outbreak or escalation of military hostilities, or between Taiwan and China, could materially adversely affect our operations in Asia or the global economy, which in turn may seriously harm our business.

In addition, if CBC experiences any closures and labor shortages as a result of rising tensions between the People’s Republic of China and Taiwan, we may face difficulty sourcing bromelain SP, which could negatively affect our revenues.

Risks Related to Commercialization

Our revenue growth depends initially on our ability to commercialize NexoBrid.

We currently have a marketing authorization in the United States, the European Economic Area (“EEA”) (which consists of the 27 EU member states plus Norway, Liechtenstein, Switzerland and Iceland), U.K., Israel, Russia, Ukraine, South Korea, Taiwan, United Arab Emirates, Japan and India for a single product, NexoBrid for eschar removal in patients with deep partial thickness and/or full thickness thermal burns, which we refer to as severe burns. We are currently relying, for a significant portion of our revenues from sales of products, on sales of NexoBrid in the U.S., Europe and in other international markets for the treatment of severe burns. We anticipate that, for at least the next several years, our ability to generate revenues and become profitable will depend on the commercial success of NexoBrid in these markets, primarily in the U.S.

The commercialization success of NexoBrid in the U.S. is dependent on the actions of our partner Vericel.

On May 6, 2019, we entered into an exclusive license and supply agreements with Vericel Corporation (“Vericel”) to commercialize NexoBrid in all countries of North America (the “Vericel License Agreement”). In accordance with the Vericel License Agreement, Vericel paid us $17.5 million in cash as an upfront payment at the execution of the Vericel License Agreement and an additional milestone payment of $7.5 million upon the achievement of Biologics License Application (“BLA”) approval for NexoBrid. Vericel is obligated to pay us up to $125 million, in the aggregate, upon attainment of certain sales milestones. Vericel is also obligated to pay us tiered royalties on net sales of NexoBrid ranging from mid-high single-digit to mid-teen percentages, subject to certain customary reductions, as well as a percentage of gross profits on committed purchases by BARDA and a royalty on additional sales to BARDA. The success of our business depends largely on Vericel’s success in commercializing NexoBrid. If Vericel does not succeed in the commercializing of NexoBrid in the U.S. or does not comply with the terms of our agreement, and as a result a dispute between us and Vericel arises, our ability to generate revenues from NexoBrid will be substantially harmed.

We are dependent on our contract with BARDA and/or MTEC/DoD to fund our development activities for NexoBrid for field use in the United States. If these contracts will be suspended or terminated, it will adversely impact our future revenues.

In September 2015, we were awarded the first BARDA Contract for treatment of thermal burn injuries. This contract was amended several times over the years to extend its term until September 2025 and its aggregate amount which was awarded to $165 million as of the end of 2022. In March 2023 BARDA expanded its awarded contract by providing supplemental funding of $10 million to support a $3 million replenishment of expired product previously procured for emergency preparedness, the pediatric indication sBLA submission to the FDA, and enrollment of an additional 50 patients in the expanded access treatment protocol (NEXT) (collectively the “First BARDA Contract”).

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

As of December 31, 2024, the Company has recognized a cumulative total of $94.6 million in revenues from development services, under the First BARDA Contract, and an additional $16.5 million for procurement of NexoBrid for U.S. emergency preparedness.

In February 2022, the Company entered into a contract with the U.S. Department of Defense (the “DoD”) through the Medical Technology Enterprise Consortium (MTEC) to advance the development of a temperature-stable formulation of NexoBrid for field-care burn treatment for the U.S. Army. This contract was subsequently amended multiple times throughout 2023–2024 to expand funding, bringing the total contract value to $13.4 million.

Additionally, in October 2023, the Company was awarded $1.2 million in direct funding from MTEC to further support the development of the temperature-stable NexoBrid formulation.

As of December 31, 2024, the total funding received from the DoD and MTEC amounts to $14.6 million.

 BARDA and/or MTEC/DoD may terminate their respective contracts at any time, at their convenience, without any further funding obligations. There can be no assurances that BARDA and/or MTEC/DoD will not terminate the contract. Changes in government budgets and agendas may result in a decreased and de-prioritized emphasis on supporting the development of NexoBrid for field use. Any reduction or delay in MTEC/DoD funding may force us to suspend the program or seek alternative funding, which may not be available on non-dilutive terms, terms favorable to us or at all.

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

NexoBrid, EscharEx and our pipeline product candidates may not gain market acceptance by physicians and their teams, healthcare payors, patients and others in the medical community. Although many physicians in burn centers throughout Europe, the United States and other international markets have used NexoBrid for severe burns as part of our clinical trials or since NexoBrid’s commercial launch in Europe, and other international markets, we cannot guarantee that use of NexoBrid will be accepted in the market. We need to successfully integrate NexoBrid into the overall treatment of burns in burn centers. If NexoBrid, EscharEx and our pipeline product candidates do not achieve an adequate level of acceptance, we may not generate revenue and we may not achieve or sustain profitability. The degree of market acceptance of NexoBrid in U.S., Europe and in other international countries where we receive marketing authorization, and of EscharEx and our pipeline product candidates, will depend on a number of factors, some of which are beyond our control, including:

•	the willingness of physicians, burn care teams and hospital administrators to administer our products and the acceptance of our products as part of the medical department routine;

•	the consent of hospitals, nursing homes, physicians offices, wound clinics or any other sites of care to fund/purchase EscharEx or the ability to obtain sufficient third party coverage for EscharEx;

•	the ability to offer NexoBrid, EscharEx and our pipeline product candidates for sale at an attractive value;

•	the efficacy and potential advantages of NexoBrid, EscharEx and our pipeline product candidates relative to current standard of care (“SOC”);

•	the prevalence and severity of any side effects; and

•	the efficacy, potential advantages and timing of introduction to the market of alternative treatments.

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

Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Affordable Care Act (the “ACA”) was signed into law and intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms.

Among the provisions of the ACA of importance to our potential product candidates are the following:

•
an annual, non-deductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;

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

There has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which have resulted in several Congressional inquiries and proposed bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. In March 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminated the statutory Medicaid drug rebate cap for single source and innovator multiple source drugs, beginning January 1, 2024. The rebate was previously capped at 100% of a drug’s average manufacturer price, In August 2022, the Inflation Reduction Act of 2022, or IRA, was signed into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026), with prices that can be negotiated subject to a cap; imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023); and replaces the Part D coverage gap discount program with a new discounting program (which began in 2025). CMS has published the negotiated prices for the initial ten drugs, which will first be effective in 2026, and has published the list of the subsequent 15 drugs that will be subject to negotiation.  The IRA permits the Secretary of the Department of Health and Human Services to implement many of these provisions through guidance, as opposed to regulation, for the initial years. HHS has and will continue to issue and update guidance as these programs are implemented, although the drug price negotiation program is currently subject to legal challenges. For that and other reasons, it is currently unclear how the IRA will be effectuated, or the impact of the IRA on our business. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Some states have enacted legislation creating so-called prescription drug affordability boards, which ultimately may attempt to impose price limits on certain drugs in these states.

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

In December 2021, Regulation No 2021/2282 on Health Technology Assessment (“HTA”) amending Directive 2011/24/EU, was adopted. The Regulation entered into force in January 2022 and has been applicable since January 2025, with phased implementation based on the type of product, i.e. oncology and advanced therapy medicinal products as of 2025, orphan medicinal products as of 2028, and all other medicinal products by 2030. The Regulation intends to boost cooperation among EU member states in assessing health technologies, including new medicinal products, and provide the basis for cooperation at the EU level for joint clinical assessments in these areas. It will permit EU member states to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the highest potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technology, and making decisions on pricing and reimbursement.

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

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products, treatments or procedures that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any product that we may develop. In addition, we face competition from the current standard of care for eschar removal in severe burns, which includes surgery, where eschar removal can occur by tangential excision, dermabrasion or hydro jet, and non-surgical alternatives, such as topical medications applied to the eschar to facilitate the natural healing process. In chronic and other hard-to-heal wounds, we expect to face competition from current standard of care for debridement via sharp debridement from the current non-surgical standard of care, either enzymatic debridement, primarily Smith & Nephew Plc’s SANTYL®, a collagenase-based product indicated for debriding chronic dermal ulcers and severely burned areas, or autolytic debridement, or from a myriad of other devices that mechanically remove dead tissue from wounds. Many of our current or future competitors may have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we may have. Mergers and acquisitions in the pharmaceutical and biotechnology industries or wound care markets may result in even more resources being concentrated among a smaller number of our competitors. For example, Healthpoint Biotherapeutics, which marketed SANTYL, was acquired by Smith & Nephew Plc in 2012. Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These companies compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Risks Related to Our Financial Position and Need for Additional Capital

If we fail to manage our growth effectively, our business could be disrupted.

Our future financial performance and ability to successfully commercialize our products and to compete effectively will depend, in part, on our ability to manage any future growth effectively. We have made and expect to continue to make significant investments to enable our future growth through, among other things, new product development, clinical trials for new indications, expansion of our marketing and sales infrastructure and continued exploring for potential business development opportunities. The global demand for NexoBrid surpasses our current manufacturing capabilities. We are currently seeking to expand our manufacturing capabilities in order to increase our capacity to manufacture NexoBrid and satisfy near term demand. Towards that end we initiated a facility scale-up in 2022 to meet the growing global demand for NexoBrid. Our new GMP-compliant state-of-the-art manufacturing facility was completed as of August 2024. The facility is expected to reach full operational capacity by the end of 2025, increasing manufacturing output sixfold. Commercial availability will depend on securing the necessary regulatory approvals. In addition, we anticipate the need to expand manufacturing capabilities for EscharEx to meet market demands upon regulatory approval. Scaling up production for EscharEx will require substantial resources and be subject to regulatory clearance.  Beyond manufacturing, we must also be prepared to expand our workforce and train, motivate and manage additional employees as the need for additional personnel arises. Even following expansion, our facilities, personnel, systems, procedures and controls may not be adequate to support our future operations, or we may expand, but then fail to grow our sales of NexoBrid or our pipeline product candidates sufficiently to support such operational growth. Any failure to manage future growth effectively could have a material adverse effect on our business and results of operations.

We have a history of net losses. We expect to continue to incur substantial and increasing net losses in the coming years, and we may never achieve or maintain profitability.

We have incurred significant net losses, including a net loss of $30.2 million for the year ended December 31, 2024 and $6.7 million for the year ended December 31, 2023. As of December 31, 2024, we had an accumulated deficit of $205.0 million. We expect to incur substantial net losses in the coming years. These losses and negative cash flows have had, and will continue to have, an adverse effect on our shareholder’s equity and working capital.

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

•	further scale-up the manufacturing process for NexoBrid;

•	seek regulatory and marketing authorizations for our products and any pipeline product candidate that successfully completes clinical trials;

•	initiate additional preclinical or other studies for NexoBrid, EscharEx and our pipeline product candidates, and seek to identify and validate new products;

•	commercialize NexoBrid and any pipeline product candidates for which we obtain marketing authorization;

•	make pre-commercialization activities for EscharEx;

•	acquire rights to other product candidates and technologies;

•	change or add suppliers;

•	maintain, expand and protect our intellectual property portfolio;

•	attract and retain skilled personnel; and

•	experience any delays or encounter issues with any of the above.

We maintain cash, cash equivalents and bank deposits at financial institutions in Israel and Germany. Our funds at these institutions exceed insured limits and some are not insured at all. Although we spread our cash, cash equivalents and bank deposits among several financial institutions in order to reduce the risks associated with maintaining all of our balances at one financial institution, in the event of failure of any financial institution where we maintain our cash and cash equivalents or bank deposits, there can be no assurance that we would be able to access uninsured funds in such financial institution in a timely manner or at all. Any inability to access or delay in accessing these funds could prevent us from paying our operating expenses and meeting our future capital requirements and thereby adversely affect our business and financial position.

We have needed in the past and may need in the future additional capital, which has in the past and may in the future cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our pipeline product candidates or intellectual property. If additional capital is not available, we may have to delay, reduce or cease operations.

We may seek additional funding in the future, which may consist of equity offerings, private placements, collaborations, licensing arrangements or any other means to develop our pipeline product candidates, increase our commercial manufacturing capabilities, operate our sales and marketing capabilities or other general corporate purposes.

Our prior registered equity offerings and private placements diluted then-existing shareholders, and to the extent that we raise additional capital through, for example, the sale of equity or convertible debt securities under our shelf registration statement, our existing shareholders’ ownership interest will be further diluted, and the terms may include liquidation or other preferences that adversely affect our shareholders’ rights. The incurrence of indebtedness or the issuance of certain equity securities could result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt or to issue additional equity, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, the issuance of additional equity securities by us, or the possibility of such issuance, may cause the market price of our ordinary shares to decline. Securing additional financing may also divert our management’s attention from our day-to-day activities, which may adversely affect our ability to develop and commercialize NexoBrid, EscharEx and our pipeline product candidates.

Additional funding may not be available to us on acceptable terms, or at all. In the event that we enter into collaborations or licensing arrangements in order to raise capital, we may be required to accept unfavorable terms, including relinquishing or licensing to a third party our rights to product candidates or intellectual property that we otherwise would seek to develop or commercialize ourselves or reserve for future potential arrangements when we might be able to achieve more favorable terms.

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

The dollar is our functional and reporting currency. However, a significant portion of our operating expenses are incurred in Israeli shekels and Euros. As a result, we are exposed to the risks that the shekel may appreciate relative to the dollar, or, if the shekel instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the shekel, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the shekel against the dollar. For example, the shekel depreciated relative to the dollar, on average, by 0.4% in 2024, by 3.1% in 2023 and by 13.2% in 2022. If the dollar or Euro cost of our operations in Israel increases, our dollar- and Euro-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

To the extent that we receive revenues from sales in certain countries, such as in the Asia Pacific region, where our sales are expected to be denominated in dollars, a strengthening of the dollar in relation to other currencies could make our products less competitive in those foreign markets and collection of receivables more difficult. For further information, see “ITEM 11. Quantitative and Qualitative Disclosures About Market Risk” elsewhere in this annual report.

Risks Related to Healthcare Laws and Other Legal Compliance Matters

Certain of our business practices could become subject to scrutiny by regulatory authorities, as well as to lawsuits brought by private citizens. Failure to comply with applicable law or an adverse decision in lawsuits may result in adverse consequences to us.

The laws governing our conduct in the United States and in foreign jurisdictions are enforceable by criminal, civil and administrative penalties. In the United States, violations of laws such as the Federal Food, Drug and Cosmetic Act (the “FDCA”), the Public Health Service Act, the Federal False Claims Act, provisions of the U.S. Social Security Act, including the “Anti-Kickback Statute,” or any regulations promulgated under their authority, may result in significant administrative, civil and criminal sanctions, jail sentences, fines or exclusion from federal and state programs, as may be determined by the U.S. Department of Justice, the Office of Inspector General of the U.S. Department of Health and Human Services (the “OIG”), the Centers for Medicare & Medicaid Services, (the “CMS”) other regulatory authorities and the courts. There can be no assurance that our activities will not come under the scrutiny of regulators and other government authorities or that our practices will not be found to violate applicable laws, rules and regulations or prompt lawsuits by private citizen “relators” under federal or state false claims laws.

The federal Anti-Kickback Statute prohibits, among other things, knowingly and will fully offering, paying, soliciting or receiving any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any good, facility, item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor.

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

Significant enforcement activity has also taken place under federal and state false claims act statutes. Violations of the federal False Claims Act can result in treble damages, and a penalty for each false claim submitted for payment. Pharmaceutical, device and other healthcare companies have been prosecuted under these laws for, among other things, allegedly providing free products to customers with the expectation that the customers would bill federal programs for the product. Companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of products for unapproved, and thus non-covered, uses. The government may further prosecute conduct constituting a false claim under the criminal False Claims Act. The criminal False Claims Act prohibits the making or presenting of a claim to the government knowing such claim to be false, fictitious, or fraudulent and, unlike the civil False Claims Act, requires proof of intent to submit a false claim.

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

In the United States, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 and its implementing regulations, or collectively HIPAA, imposes, among other things, certain standards relating to the privacy, security, transmission and breach reporting of individually identifiable health information. While we do not believe that we are currently acting as a covered entity or business associate under HIPAA and thus are not directly regulated under HIPAA, any person may be prosecuted under HIPAA’s criminal provisions either directly or under aiding-and-abetting or conspiracy principles. Consequently, depending on the facts and circumstances, we could face substantial criminal penalties if we knowingly receive individually identifiable health information from a HIPAA-covered healthcare provider or research institution that has not satisfied HIPAA’s requirements for disclosure of individually identifiable health information. Certain states have also adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our customers and strategic partners. For example, the California Consumer Privacy Act, as amended by the California Privacy Rights Act (collectively, the “CCPA”) requires covered businesses that process the personal information of California residents to, among other things: (i) provide certain disclosures to California residents regarding the business’s collection, use, and disclosure of their personal information; (ii) receive and respond to requests from California residents to access, delete, and correct their personal information, or to opt out of certain disclosures of their personal information; and (iii) enter into specific contractual provisions with service providers that process California resident personal information on the business’s behalf. Additional compliance investment and potential business process changes may be required. Similar laws have passed in other states and are continuing to be proposed at the state and federal level, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging.

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

In the event that we are subject to or affected by HIPAA, the CCPA, or other domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition.

We are subject to data privacy and security laws in the EU as well as the EEA, including Regulation 2016/679, or the General Data Protection Regulation (“GDPR”) with respect to our collection, control, processing, sharing, disclosure and other use of personal data of individuals located in the EEA or in the context of our activities within the EEA. In addition, some of the personal data we process in respect of clinical trial participants is special category or sensitive personal data under the GDPR, and subject to additional compliance obligations and to local law derogations. The GDPR went into effect in May 2018, and companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. In addition to fines, a breach of the GDPR may result in regulatory investigations, reputational damage, orders to cease/ change our data processing activities, enforcement notices, assessment notices (for a compulsory audit) and/ or civil claims (including class actions). Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EEA and the United States remains uncertain. Case law from the Court of Justice of the EU (“CJEU”) states that reliance on the standard contractual clauses, or SCCs - a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism - alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. On July 10, 2023, the European Commission adopted its Adequacy Decision in relation to the new EU-US Data Privacy Framework (“DPF”) rendering the DPF effective as a GDPR transfer mechanism to U.S. entities self-certified under the DPF. The DPF also introduced a new redress mechanism for EU citizens which addresses a key concern in the previous CJEU judgments and may mean transfers under SCCs are less likely to be challenged in future. We currently rely on the EU standard contractual clauses. We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue. In particular, we expect the DPF Adequacy Decision to be challenged and international transfers to the United States and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by regulators.

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

Further, since January 2021, we may also be subject to the UK GDPR, which, together with the UK Data Protection Act 2018, retains the GDPR in UK national law. The UK GDPR mirrors the fines under the GDPR, meaning the potential of parallel fines of up to the greater of £17.5 million or 4% of global turnover. On October 12, 2023, the UK Extension to the DPF came into effect (as approved by the UK Government), as a UK GDPR data transfer mechanism to U.S. entities self-certified under the UK Extension to the DPF. As we continue to expand into other foreign countries and jurisdictions, we may be subject to additional laws and regulations that may affect how we conduct business. In Israel, where we are incorporated and have significant operations, including one of our corporate headquarters, we are subject to the Israeli Privacy Protection Law, 5741-1981, as amended (“PPL”), and its regulations, including the Israeli Privacy Protection Regulations (Data Security), 5777-2017 (the “Data Security Regulations”), and the guidelines of the Israeli Privacy Protection Authority (“IPPA”).  The PPL, the Data Security Regulations, and the IPPA guidelines impose obligations regarding how personal data is processed, maintained, transferred, disclosed, accessed, and secured.  Material changes to the PPL or the Data Security Regulations may require us to adjust our data protection and data security practices.  For example, the Protection of Privacy (Amendment No. 13) Law, 5784-2024 (“Amendment 13”), passed by the Knesset in August 2024, takes effect on August 14, 2025. Amendment 13 expands the IPPA’s authority to investigate suspected privacy violations and impose significantly higher monetary sanctions than those currently available.  Amendment 13 also introduces additional obligations for parties that process personal data, which may require us to modify our data practices and policies, appoint a data protection officer, and incur substantial costs to adjust our privacy and data protection practices in Israel.  Additionally, the Privacy Protection (Provisions Regarding Information Transferred to Israel from the European Economic Area) Regulations, 5784-2023 (“EU Transfer Regulations”), took effect in January 2025 and apply to personal data of Israeli individuals.  As a result, we may need to adjust our practices, especially those related to data subjects’ rights.

Failure to comply with the PPL, its regulations, and guidelines issued by the IPPA may expose us to administrative fines, civil claims (including class actions), and in certain cases, criminal liability. The IPPA may initiate administrative inspection proceedings from time to time. In addition, if an administrative inspection procedure initiated by the IPPA reveals irregularities with respect to our compliance with the PPL, we may need to take remedial actions to rectify such irregularities, which may increase our costs, in addition to our exposure to administrative fines, civil claims (including class actions), and in certain cases, criminal liability. Upon Amendment 13 entering into effect in August 2025, the sanctions for non-compliance with the requirements of the PPL and its regulations (including the Data Security Regulations and the EU Transfer Regulations) will be significantly increased and, in certain cases, may reach substantial amounts in the millions of NIS.

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

We conduct business globally and file income tax returns in multiple jurisdictions. Our consolidated effective income tax rate could be materially adversely affected by several factors, including: changing tax laws, regulations and treaties, or the interpretation thereof (such as the Inflation Reduction Act of 2022 signed into law in the United States on August 16, 2022 which, among other changes, introduced a 15% corporate minimum tax on certain corporations and a 1% excise tax on certain stock repurchases by United States corporations, which the U.S. Treasury indicated may also apply to certain stock redemptions by a foreign corporation funded by certain United States affiliates); tax policy initiatives and reforms in effect and under consideration (such as those related to the Organization for Economic Co-Operation and Development’s (“OECD”) Base Erosion and Profit Shifting, or BEPS, project, the European Commission’s state aid investigations and other initiatives); the practices of tax authorities in jurisdictions in which we operate; the resolution of issues arising from tax audits or examinations and any related interest or penalties. Moreover, in 2015, the Organization for Economic Co-operation and Development (“OECD”) released various reports under its Base Erosion and Profit Shifting (“BEPS”) action plan to reform international tax systems and prevent tax avoidance and aggressive tax planning. These actions aim to standardize and modernize global corporate tax policy, including cross-border taxes, transfer-pricing documentation rules and nexus-based tax incentive practices which in part are focused on challenges arising from the digitalization of the economy. The reports have a very broad scope including, but not limited to, neutralizing the effects of hybrid mismatch arrangements, limiting base erosion involving interest deductions and other financial payments, countering harmful tax practices, preventing the granting of treaty benefits in inappropriate circumstances and imposing mandatory disclosure rules. It is the responsibility of OECD members to consider how the BEPS recommendations should be reflected in their national legislation. Many countries are beginning to implement legislation and other guidance to align their international tax rules with the OECD’s BEPS recommendations, for example, by signing up to the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent BEPS (“MLI”) which currently has been signed by over 100 jurisdictions, including Israel, who deposited its instrument of ratification to implement the MLI on September 13, 2018.

The MLI implements some of the measures that the BEPS initiative proposes to be transposed into existing treaties of participating states. Such measures include the inclusion in tax treaties of one, or both, of a “limitation-on-benefit” (“LOB”) rule and a “principal purposes test” (“PPT”) rule. The application of the LOB rule or the PPT rule could deny the availability of tax treaty benefits (such as a reduced rate of withholding tax) under tax treaties. In addition, the OECD has been working on proposals, commonly referred to as “BEPS 2.0,” which would make important changes to the international tax system, by allocating taxing rights in respect of certain profits of multinational enterprises above a fixed profit margin to the jurisdictions within which they carry on business (subject to threshold rules) and imposing a minimum effective tax rate on certain multinational enterprises. The rules for a global minimum tax have been implemented in a number of jurisdictions with effect from 2024. There have been and are likely to be significant changes in the tax legislation of various OECD jurisdictions during the period of implementation of BEPS or BEPS 2.0. While certain BEPS initiatives are in the final stages of approval and/or implementation, we cannot comprehensively predict their outcome or what impact they will have on our tax obligations and operations or our financial statements, up to their final enactment in national and international legislation. Such legislative initiatives may materially and adversely affect our plans to expand internationally and may negatively impact our financial condition, tax liability or results of operations and could increase our administrative efforts. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends, royalties and interest paid.

We are unable to predict what tax reforms may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices in jurisdictions in which we operate, could increase the estimated tax liability that we have expensed to date and paid or accrued on our consolidated financial statements, and otherwise affect our future results of operations, cash flows in a particular period and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders and increase the complexity, burden and cost of tax compliance. Significant changes or developments in U.S. laws and policies, such as laws and policies surrounding international trade, foreign affairs, manufacturing and development and investment in the territories and countries where we or our customers operate, can materially adversely affect our business, results of operations, and financial condition. The U.S. government has imposed (in certain cases, subject to deferral) significant tariffs on imports from certain jurisdictions and indicated the likely imposition of or significant increases in tariffs on goods imported into the United States from many other jurisdictions in the future, which could lead to corresponding punitive actions by the countries with which the U.S. trades. Further the U.S. administration has indicated the intent to propose significant changes to the U.S. tax system. Many aspects of these potential proposals are unclear or undeveloped and we are unable to predict which, if any, changes to the U.S. tax system will be enacted into law, and what effects any enacted legislation might have on our tax liabilities.  In addition, the U.S. administration has indicated that the United States may impose retaliatory measures with respect to jurisdictions that have, or are likely to, put in place tax rules that are extraterritorial or disproportionately affect American companies. The likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on business or our vendors, and or contracts with BARDA and the DoD.

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

As of December 31, 2024, we had been granted a total of 88 patents, of which 50 are in force, and have 17 pending patent applications. The family of patents that covers NexoBrid specifically includes 13 granted patents that are in force worldwide. EscharEx is covered in 13 patents in force. However, there can be no assurance that patent applications relating to our products, processes or technologies will result in patents being issued, that any patents that have been issued will be adequate to protect our intellectual property or that we will enjoy patent protection for any significant period of time. Additionally, any issued patents may be challenged by third parties, and patents that we hold may be found by a judicial authority to be invalid or unenforceable. Other parties may independently develop similar or competing technology or design around any patents that may be issued to or held by us. Our current patents will expire or they may otherwise cease to provide meaningful competitive advantage, and we may be unable to adequately develop new technologies and obtain future patent protection to preserve our competitive advantage or avoid adverse effects on our business.

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

In addition, the patent landscape in the biotechnology field is highly uncertain and involves complex legal, factual and scientific questions, and changes in either patent laws or in the interpretation of patent laws in the United States and other countries may diminish the value and strength of our intellectual property or narrow the scope of our patent protection. In addition, we may fail to apply for or be unable to obtain patents necessary to protect our technology or products or enforce our patents due to lack of information about the exact use of our process by third parties. Even if patents are issued to us, they may be challenged, narrowed, invalidated, held to be unenforceable or circumvented, which could limit our ability to prevent competitors from using similar technology or marketing similar products, or limit the length of time our technologies and products have patent protection. In addition, we are a party to a license agreement with Mark Klein, that imposes various obligations upon us as a licensee, including the obligation to make milestone and royalty payments contingent on the sales of NexoBrid. If we fail to comply with these obligations, the licensor may terminate the license, in which event we might not be able to market any product that is covered by the licensed intellectual property, including NexoBrid.

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

Eleven of the currently issued NexoBrid patents are set to expire in November 2025 . One of our two U.S. patents for NexoBrid is about to be granted a 5-year patent term extension, and consequently, it will expire in 2030. The other U.S. patent is set to expire in 2029. However, because of the extensive time required for development, testing and regulatory review of a potential product, and although such delays may entitle us to patent term extensions, it is possible that, before NexoBrid can be commercialized in additional international jurisdictions and/or before any of our future products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantages of the patent. The international PCT patent applications relating to EscharEx were filed on January 30, 2017. National phase applications corresponding to these PCT applications were filed in several jurisdictions and the expiration date of the 13 patents that were issued and are in force is January 30, 2037, absent patent-term adjustment and/or extensions. Our pending and future patent applications may not lead to the issuance of patents or, if issued, the patents may not provide us with any competitive advantage. We also cannot guarantee that:

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

Our development, marketing or sale of NexoBrid, EscharEx or our pipeline product candidates may infringe or be accused of infringing one or more claims of an issued patent to which we do not hold a license or other rights. We may also be subject to claims that we are infringing, misappropriating or otherwise violating other intellectual property rights, such as trademarks, copyrights or trade secrets. Third parties could therefore bring claims against us or our strategic partners that would cause us to incur substantial expenses, including litigation costs or costs associated with settlement, and, if successful against us, could cause us to pay substantial damages. Further, if such a claim were brought against us, we could be forced to temporarily delay or permanently stop manufacturing our sales of NexoBrid, EscharEx or our pipeline product candidates that are the subject of the suit.

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

Our ordinary shares were first offered publicly in our IPO in March 2014 at a price of $98.00 per share, and our ordinary shares have subsequently traded as high as $127.12 per share and as low as $7.10 per share through December 31, 2024. The market price of our ordinary shares on the Nasdaq Global Market may fluctuate as a result of a number of factors, some of which are beyond our control, including, but not limited to:

•	actual or anticipated variations in our and our competitors’ results of operations and financial condition;

•	market acceptance of our products;

•	general economic, market and geopolitical conditions and other factors, including factors unrelated to our operating performance;

•	the mix of products that we sell and related services that we provide;

•	changes in earnings estimates or recommendations by securities analysts, if our ordinary shares continue to be covered by analysts;

•	publication of the results of preclinical or clinical trials for NexoBrid, EscharEx or any of our pipeline product candidates;

•	failure by us to achieve a publicly announced milestone;

•	delays between our expenditures to develop and market new or enhanced products and the generation of sales from those products;

•	development of technological innovations or new competitive products by others;

•	announcements of technological innovations or new products by us;

•	regulatory developments and the decisions of regulatory authorities as to the marketing of our current products or the approval or rejection of new or modified products;

•	developments concerning intellectual property rights, including our involvement in litigation;

•	changes in our expenditures to develop, acquire or license new products, technologies or businesses;

•	changes in our expenditures to promote our products;

•	changes in the structure of healthcare payment systems;

•	our sale or proposed sale, or the sale by our significant shareholders, of our ordinary shares or other securities in the future;

•	changes in key personnel;

•	success or failure of our research and development projects or those of our competitors; and

•	the trading volume of our ordinary shares.

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

We have made significant offerings of our ordinary shares in the past and may do so again in the future. For example, on April 22, 2019, the SEC declared effective our shelf registration statement on Form F-3, which registered the resale of 1,605,732 shares that are subject to registration rights. All shares sold pursuant to an offering covered by that registration statement (or a subsequent shelf registration that we may file to replace it after it expires) will be freely transferable. See “ITEM 7.B. Related Party Transactions-Registration Rights Agreement.” Additionally, on June 3, 2022, the SEC declared effective our shelf registration statement on Form F-3, which registered our offering, from time to time, of various securities in one or more series or issuances, as well as the resale by selling shareholders of 1,819,780 shares and on September 9, 2024, the SEC declared effective our shelf registration statement on Form F-3, which registered the resale of an additional 1,453,488 shares. We furthermore anticipate filing a new shelf registration statement on Form F-3 to replace the registration statement from June 2022 in the near future. Sales by us or our shareholders of a substantial number of ordinary shares in the public market could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

In addition, as of March 15, 2025, 1,428,691 ordinary shares were subject to outstanding option and RSU awards granted to employees and office holders under our share incentive plans, including 700,189 ordinary shares issuable under currently exercisable share options and RSUs. We have filed registration statement on Form S-8 registering the issuance of all such ordinary shares issuable under our share incentive plans. As of March 15, 2025, 10,325 shares are available for future awards under our 2024 Share Incentive Plan. Shares included in such registration statements on Form S-8 may be freely sold in the public market upon issuance, except for shares held by affiliates, who have certain restrictions on their ability to sell.

Because the 2014 Plan expired in March 2024, we adopted a new share incentive plan—the 2024 Share Incentive Plan (the “2024 Plan”) - and obtained our shareholders’ approval for that plan at an extraordinary general meeting of shareholders that took place in December 2024. Outstanding grants under the 2014 Plan will remain subject to the 2014 Plan even after the expiration of that plan, but any ordinary shares available under the 2014 Plan as of the adoption of the 2024 Plan, or that subsequently become available under the 2014 Plan due to the expiration, cancellation, forfeiture or other surrender of outstanding grants under the 2014 Plan (up to 1,158,641 ordinary shares in total), are (or will become) available for new grants under the 2024 Plan.

Authorized Shares.    Upon its effectiveness, the 2024 Plan had a total of 280,375 ordinary shares reserved and initially available for issuance, consisting entirely of 280,375 shares that were rolled over from the 2014 Plan. Out of that initial pool of shares, the number of ordinary shares that may be issued upon the exercise of incentive stock options (within the meaning of Section 422 of the Code is capped at 280,375.

In addition to the foregoing 280,375 ordinary shares initially available under the 2024 Plan, up to 1,158,641 ordinary shares that underlie outstanding awards under the 2014 Plan may become available for issuance under the 2024 Plan. Similarly, ordinary shares from among the initial 280,375 shares reserved under the 2024 Plan that become subject to an award and are ultimately not issued (for any reason) will become available once again under the 2024 Plan.

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

There is an increasing focus from certain investors, clients, regulators, employees and other key stakeholders or third parties concerning environmental, social and governance (“ESG”) factors, including those relating to climate change, supply chain matters and human capital management. Such increased scrutiny may result in increased costs, increased risk of litigation or reputational damage relating to our ESG practices or performance, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition or results of operations. In addition, if we communicate certain initiatives and goals regarding ESG matters, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope of such initiatives or goals. If we fail to satisfy the expectations of investors and other key stakeholders or our initiatives are not executed as planned, our reputation and financial results could be materially and adversely affected. Additionally, the emphasis on ESG matters has resulted and may result in the adoption of new laws and regulations, including new reporting requirements in various jurisdictions. Our failure to comply with any applicable rules or regulations could lead to penalties and adversely impact our reputation, customer attraction and retention, access to capital and employee retention. Such ESG matters may also impact our suppliers, customers and business partners, which may augment or cause additional impacts on our business, financial condition or results of operations

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Based on our current estimates of our gross income and gross assets and the nature of our business, we do not believe we were classified as a PFIC for the taxable year ended December 31, 2024. There can be no assurance that we will not be considered a PFIC for the current or any future taxable year. PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. Furthermore, the value of our gross assets is likely to be determined in large part by reference to our market capitalization. As such, a decline in the value of our ordinary shares or an increase in the value of our passive assets (including cash and short term investments), for example, may result in our becoming a PFIC. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gain, the loss of the preferential rate that may be applicable to dividends received on our ordinary shares by individuals who are U.S. Holders (as defined in “ITEM 10.E. Taxation-United States Federal Income Taxation”), and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. However, we do not intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we are classified as a PFIC. See “ITEM 10.E. Taxation-United States Federal Income Taxation-Passive Foreign Investment Company Considerations.”

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

Risks Primarily Related to our Operations in Israel

Conditions in Israel could materially and adversely affect our business.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of horrific terrorist attacks on civilian and military targets. Following the attack, Israel’s security cabinet declared war and commenced a military campaign in Gaza against Hamas. On January 19, 2025, a temporary ceasefire between Israel and Hamas went into effect, the result of which is uncertain. Since the commencement of these events, there have been additional active hostilities, including: the Hezbollah Lebanese-based terrorist group’s ongoing missile attacks since October 2023 against Israeli military and civilian targets (mostly in northern Israel), which resulted in the Israeli army’s campaign which commenced in October 2024 focused in southern Lebanon against Hezbollah; the Yemen-based Houthi terrorist group’s missile attacks on southern Israel, which resulted in an Israeli air campaign against Houthi positions in Yemen; massive Iranian aerial attacks in April and October 2024 on Israeli population centers, which were successfully defended and led to Israeli responses via multiple airstrikes in Iran; and the fall of the Assad regime in Syria in December 2024 led Israel to take offensive actions to secure its northeast border, including the establishment of ground positions in southern Syria. Israel and Hezbollah in Lebanon reached a 60-day ceasefire agreement on November 27, 2024. On January 27, 2025, the ceasefire between Israel and Hezbollah was extended to February 18, 2025. While the ceasefire agreements with Hamas and Hezbollah have been reached, there is no guarantee that the parties will continue to comply with the terms of the agreements and, accordingly, it is possible that these hostilities will resume with little to no warning and that additional terrorist organizations and, possibly, countries will actively join the hostilities. Such clashes may escalate in the future into a greater regional conflict.

Our employees, including management members operate from our offices that are located in Yavne, in central/southern Israel. In addition, our officers and one director are residents of Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations. Although the current war has not materially impacted our business or operations as of the date of this report, any escalation or expansion of the war could have a negative impact on both global and regional conditions and may adversely affect our business, financial condition, and results of operations.

Currently, the war has impacted the availability of a limited number of our workforce in various ways--a limited number of our workforce in Israel have been called to active duty (and were released after a period of time), and others are supporting friends or family members engaged in the war. If the situation escalates, they may be called up for additional reserve duty sooner than expected, additional employees may be called for service, and such persons may be absent for an extended period of time. This may materially and adversely affect our business operations, including product development, and our ability to meet our customers’ expectations, and could cause our competitive position to be impacted and our sales to decrease.

While temporary ceasefire agreements were brokered with each of Hamas and Hezbollah, the intensity and duration of Israel’s current war against Hamas, as well as it campaign against Hezbollah, is difficult to predict, as are the economic implications on our business and operations and on Israel’s economy in general. These events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic standing. For example, in August 2024, Fitch downgraded Israel’s Long-Term Foreign-Currency Issuer Default Rating to ‘A’ from ‘A+’ and in September 2024 Moody’s downgraded Israel’s credit rating to ‘Baa1’ from ‘A2’. While we cannot directly point to negative consequences of these downgrades, if further downgrades from ratings agencies were to follow, such downgrades may negatively affect our business or our ability to conduct our operations.

Moreover, the perception of Israel and Israeli companies by the global community (including, for example, in light of the interim ruling rendered by the International Court of Justice (ICJ) in a case filed by South Africa against Israel in January 2024) may cause an increase in formal and informal sanctions against Israel, Israeli companies and their products and services. There have been increased efforts by countries, activists and organizations to cause companies and consumers to boycott Israeli goods and services. Additionally, in November of 2024, the International Criminal Court (ICC) issued arrest warrants for Israel’s Prime Minister and then-Defense Minister. Such efforts, particularly if they become widespread, as well as the ICJ and ICC rulings and possible future rulings and orders of other tribunals against Israel, and any related significant downturn in the economic or financial condition of Israel, could materially and adversely impact our business operations.

The hostilities with Hamas, Hezbollah, Iran and other organizations and countries now and in the past have included and may include terror, missile and drone attacks. In the event that our facilities are damaged as a result of an armed attack, our immediate ability to maintain business continuity may be impaired, and we would likely suffer substantial direct and indirect costs, that may not be recoverable from our commercial insurance. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot be assured that such government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

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

Our research and development efforts have been financed in part through grants from the Israeli Innovation Authority (“IIA”), formerly operating as the Israeli Office of the Chief Scientist (the “OCS”). The total gross amount of grants actually received by us from the IIA, including accrued interest (or such other interest rate that the IIA may set in the future) and net of royalties actually paid as of December 31, 2024, totalled approximately $14.1 million and the amortized cost (using the interest method) of the liability as of that date totalled approximately $8.3 million. As of December 31, 2024, we had accrued and paid net royalties to the IIA in an amount of $2.2 million. As of December 31, 2018, we determined that we will no longer be supported by the IIA. As a result, since 2020 we did not submit applications for IIA grants and we do not plan to submit in 2025.

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

We are a global leader in next-generation enzymatic therapeutics focused on non-surgical tissue repair. Our solutions selectively remove non-viable hazardous tissue while preserving healthy tissue, offering a safer and more effective alternative to traditional methods. With robust in-house research, development, and manufacturing capabilities, the company produces and commercializes cutting-edge biologics for wound and burn care that exceed existing standards of care, improve patient outcomes, and reduce healthcare costs by eliminating the need for surgical interventions.

Our flagship product, NexoBrid, is a topically administered biological orphan drug that enzymatically removes eschar while preserving viable tissue in patients with deep partial- and full-thickness thermal burns. It is approved for use in more than 40 countries, including the United States, in the European Union, and Japan.

 Building on our proprietary enzymatic technology, we are advancing EscharEx®, a Phase III pipeline drug for the treatment of chronic wounds. EscharEx is a bioactive, multimodal debridement therapy for the treatment of chronic and other hard-to-heal wounds, currently in the advanced stages of clinical development. It is a concentrate of proteolytic enzymes, enriched with bromelain, designed for topical and easy-to-use daily applications. In three Phase II clinical trials, EscharEx has demonstrated a strong safety profile and efficacy in debridement, granulation tissue promotion, and the reduction of bioburden and biofilm, effectively preparing wound beds for healing. In February 2025 we announced the initiation of VALUE, a global, pivotal Phase III trial evaluating EscharEx for the treatment of venous leg ulcers (VLUs). In addition to the VALUE study, we plan to initiate a randomized, head-to-head Phase II study in 2025, comparing EscharEx to collagenase in VLU patients. Furthermore, we are advancing preparations for an adaptive design Phase II/III clinical trial targeting diabetic foot ulcers (DFUs), which is expected to begin in 2026.

Our pipeline also includes MW005, a topical therapeutic for the treatment of basal cell carcinoma that has demonstrated positive results in a Phase I/II study.

We manufacture NexoBrid and our product candidates in our cGMP certified sterile manufacturing facility at our headquarters in Yavne, Israel.

Key Recent Developments

NexoBrid

During August 2024, we announced positive results from the NexoBrid Expanded Access Protocol (NEXT) that were consistent with Phase III studies results in efficacy.

During August 2024, the FDA expanded the approval of NexoBrid to include eschar removal in pediatric patients aged newborn through 18 years old with deep partial-thickness and/or full-thickness thermal burns. NexoBrid is now authorized for use in the U.S. for all age groups, aligning with its indications in the EU and Japan.

During November 2024, NexoBrid received a Category III CPT code, which has been posted on the American Medical Association (AMA) website on December 30, 2024, and will go into effect on July 1, 2025.

Additionally, approximately 70 burn centers have completed submissions to Pharmacy and Therapeutics committees, with approximately 50 centres already obtaining approval, and nearly all of those placing initial product orders.

EscharEx

In February 2024 we published a post-hoc head-to-head comparative analysis of EscharEx vs SANTYL® using data from a Phase II randomized controlled study, which demonstrated that EscharEx showed significant superiority over SANTYL in multiple clinical outcome measures: incidence of complete debridement; median time to achieve complete debridement; incidence of achieving wound bed preparation (“WBP”); median time to achieve WBP; and time to wound closure. These data were presented at three prominent annual wound care conferences: the Wound Healing Society (WHS), the Symposium on Advanced Wound Care (SAWC), and the European Wound Management Association (EWMA).

In July 2024, we were selected to receive €16.25 million in blended funding from the European Innovation Council through its accelerator program, which we intend to use for the advancement of the EscharEx development program for patients with DFU.

In July 2024, the results of EscharEx Phase II ChronEx study were published in THE LANCET’s eClinicalMedicine journal. EscharEx outperformed non-surgical standard of care in debridement and promotion of healthy granulation tissue.

In February 2025 we announced the initiation of VALUE, a global, pivotal Phase III trial evaluating EscharEx for the treatment of venous leg ulcers (VLUs). In addition to the VALUE study, we plan to initiate a randomized, head-to-head Phase II study in 2025, comparing EscharEx to collagenase in VLU patients. Furthermore, the company is advancing preparations for an adaptive design Phase II/III clinical trial targeting diabetic foot ulcers (DFUs), which is expected to begin in 2026.

In March 2025 we announced the expansion of the strategic research collaborations with leading wound care companies to optimize study execution and patient outcomes. Coloplast will support the Phase II/III DFU trial, alongside Solventum, Mölnlycke, and MIMEDX, who are contributing to the VLU trials. These industry leaders will supply advanced wound care products to ensure consistent management across all study sites.

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

Operations

In July 2023, we signed a turnkey scale-up agreement (the “Scale-up Agreement”) to establish, commission, and validate a cutting-edge, sterile, and GMP-compliant manufacturing facility. Construction of the new GMP-compliant state-of-the-art manufacturing facility was completed as of August 2024, with commissioning underway. The facility is expected to reach full operational capacity by the end of 2025, increasing manufacturing output sixfold. Commercial availability will depend on securing the necessary regulatory approvals.

Private Placement and Collaboration Agreement

During July 2024, we entered into a Share Purchase Agreement (the “SPA”) with Mölnlycke Health Care AB (“Mölnlycke), Yelin Lapidot and Teva for the offer and sale of our ordinary shares, in which $25 million of gross proceeds were raised. In connection with the entry into the SPA, we entered into a registration rights agreement with the purchasers, providing them customary registration rights, and fulfilled the terms of that agreement by filing a resale registration statement of Form F-3 that was declared effective by the SEC in September 2024, enabling the resale of those shares. Additionally, we entered into a collaboration and rights agreement with Mölnlycke (the “Collaboration Agreement”), in which MediWound is able to benefit from Mölnlycke’s comprehensive global expertise in advanced wound care, and Mölnlycke is provided certain specific rights, including, meeting rights, evaluations rights related to EscharEx, right to provide a first offer (under certain terms) in process for an acquisition of MediWound, and customary preemptive rights.

Our Focus:

Burn Care

Burns are a significant global health concern, causing severe physical and psychological harm while placing considerable burdens on patients and healthcare systems. Immediate and effective removal of necrotic tissue is crucial to reducing infection risk and ensuring optimal healing; however, traditional surgical methods can be invasive and imprecise. NexoBrid, our innovative enzymatic debridement therapy, addresses this unmet need by selectively removing non-viable tissue while preserving healthy skin. By offering a less invasive alternative to surgery, NexoBrid promotes faster healing, reduces complications, and improves the overall quality of burn care for patients around the world.

NexoBrid, a concentrate of proteolytic enzymes enriched in bromelain, is a topically administered biological orphan drug that enzymatically removes eschar while preserving viable tissue in patients with deep partial- and full-thickness thermal burns. It is approved in more than 40 countries, including the United States, European Union, and Japan. NexoBrid has been investigated in hundreds of patients across more than 22 countries and four continents in ten completed Phase II, Phase III and post-marketing clinical studies. Over 14,000 burn patients have been treated with NexoBrid in the market since 2013 and the safety and efficacy data reported from post-marketing data sources are consistent with the data available from clinical trials and no new safety signals have been observed. There have been hundreds of presentations and several award-winning abstracts of NexoBrid in international and national scientific conferences, as well as about 120 peer-reviewed papers, resulting in the support of burn specialists and key opinion leaders. Awareness of NexoBrid continues to grow through our marketing efforts in countries where the drug is approved.

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

In addition to our current marketing of NexoBrid in Europe and the United States, we have signed local distribution agreements for distribution of NexoBrid in Europe, Asia-Pacific countries, and the Middle East.
Beyond its commercial applications, we believe NexoBrid has the potential to play a critical role in burn mass casualty incidents (“BMCI”), which occur when emergency medical resources are overwhelmed by the number and severity of casualties. BMCI events can arise from various emergencies, including terrorist attacks, natural disasters, fires, and explosions. A specific type of BMCI is a mass burn casualty disaster, which the American Burn Association defines as an event where the number of burn victims exceeds the capacity of local burn centers to provide optimal care. In such scenarios, patient backlogs may delay treatment, exacerbating clinical outcomes. Non-surgical eschar removal methods that are both rapid and selective—such as NexoBrid—have the potential to alleviate the burden on healthcare systems during BMCI events. By enabling eschar removal without harming viable tissue, NexoBrid may reduce the time, labor, and resource constraints associated with traditional surgical debridement, allowing more patients to receive timely treatment. In the event of a BMCI, healthcare professionals can administer NexoBrid directly at the patient’s bedside, without requiring a surgical team or operating room facilities. Clinical studies have demonstrated that NexoBrid effectively removes eschar in a single four-hour application with statistical significance. Once the acute phase of treatment is completed, wounds can be covered with available materials and further managed once BMCI-related bottlenecks are alleviated. NexoBrid has been recognized by the U.S. Biomedical Advanced Research and Development Authority (“BARDA”) as a medical countermeasure for burn treatment in BMCI scenarios. Additionally, The World Health Organization (WHO) has recently recognized enzymatic debridement as a validated treatment for burn injuries. This recognition, featured in the WHO’s Standards and Recommendations for BMCI guidelines for emergency medical teams, highlights NexoBrid’s critical role in emergency preparedness. It also bolsters efforts to implement strategic stockpiling plans within the European Union through the Health Emergency Preparedness and Response Authority (HERA).

Governmental Support

1.	BARDA

In September 2015, we were awarded the First BARDA Contract for treatment of thermal burn injuries. This contract was amended several times over the years to extend its term until September 2025 and its total value, up to a total amount of $175 million comprised of up to $110 million to support research and development activities and up to $65 million to procure NexoBrid for U.S. emergency preparedness.

The First BARDA Contract provided funding and technical support for the pivotal U.S. Phase III clinical study (DETECT), the randomized, controlled pivotal clinical trial for use in the pediatric population (CIDS), the marketing approval registration process for NexoBrid as well as its procurement and availability under the expanded access treatment protocol (NEXT) in the U.S.

As of December 31, 2024, the Company has recognized a cumulative total of $94.6 million in revenues from development services, and an additional $16.5 million for procurement of NexoBrid for U.S. emergency preparedness.

The First BARDA Contract can be terminated by BARDA at any time at BARDA’s discretion.

DoD and MTEC contracts

In February 2022, the Company entered into a contract with the DoD through the Medical Technology Enterprise Consortium (MTEC) to advance the development of a temperature-stable formulation of NexoBrid for field-care burn treatment for the U.S. Army. This contract was subsequently amended multiple times throughout 2023–2024 to expand funding, bringing the total contract value to $13.4 million.

 Additionally, the Company was awarded $1.2 million in direct funding from MTEC to further support the development of the temperature-stable NexoBrid formulation.

As of December 31, 2024, the Company has recognized a cumulative total of $9.5 million in revenues from development services the DOD and MTEC contracts.

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

Completed clinical trial

Expanded access treatment protocol (“NEXT”)

The NEXT protocol, which we initiated in October 2019, is an open-label, single-arm treatment protocol which allows for the treatment of up to 250 burn patients with deep partial- and full-thickness thermal burns up to 30% TBSA. In September 2020, the FDA agreed to allow the NEXT protocol to be expanded to include pediatric as well as adult burn patients. The NEXT protocol was funded by BARDA. See “BARDA Contracts” above. NEXT was designed to be consistent with current real-life burn treatment practices in the U.S. and 29 burn centers across the U.S. participated. We had received FDA concurrence that patients could be treated under the NEXT protocol in a BMCI that is not a declared national emergency. In August 2024, we announced positive results of the NEXT, with findings consistent with Phase III studies results in efficacy.

Wound Care

Chronic wounds, such as DFUs and VLUs, pose significant challenges to patients and healthcare providers, often leading to infections, reduced mobility, and diminished quality of life. EscharEx, our enzymatic debridement therapy in development, is designed to address this unmet need by selectively removing necrotic tissue while preserving healthy tissue, thereby facilitating faster and more effective wound healing. With its targeted action and gentle application, if successfully developed, EscharEx has the potential to offer a novel alternative to traditional debridement methods, ultimately improving outcomes and reducing the burden of chronic wounds.

Chronic and Other Hard-to-Heal Wounds

The chronic and other hard-to-heal wound market consists of a broader addressable population of more than 14 million patients in Europe and the United States alone suffering from chronic wounds such as VLUs, DFUs, pressure ulcers and additional patients suffering from surgical/traumatic hard-to-heal wounds. Chronic and other hard-to-heal wounds represent a $25 billion burden to the U.S. healthcare system. Chronic and hard-to-heal wounds are caused by impairment in the biochemical and cellular healing processes due to local or systemic conditions and generally can take several weeks to heal, if not longer. Such wounds can lead to significant morbidity, including pain, infection, impaired mobility, hospitalization, reduced productivity, amputation and mortality. In each of the various wound types, the presence of the eschar and/or other devitalized tissue is a frequent cause for “chronification” of wounds and the removal of this non-viable material is the key step to commence healing. The non-viable material needs to be removed to prevent further deterioration of the wound that may result in additional adverse patient outcomes. If not effectively treated, these wounds can lead to potentially severe complications including further infection, osteomyelitis, fasciitis, amputation and mortality. Most advanced wound care therapies, including negative pressure wound therapy, such as V.A.C. Therapy, and skin substitutes such as Apligraf and Dermagraft and human amniotic tissue products, are complementary to our lead product candidate, EscharEx, as these products require a clean wound bed to effectively heal a wound. Four common chronic and other hard-to-heal wounds are:

•
Venous leg ulcers. VLUs develop as a result of vascular insufficiency, or the inability for the vasculature of the leg to return blood back toward the heart properly. Based on our comprehensive market research study on EscharEx that involved around 100 healthcare professionals in the U.S. and Europe, which was presented by us on January 2025, by 2028 there will be approximately 1.7 million VLUs. Approximately 68%, or 1.16 million, of those VLU wounds will require debridement. These ulcers usually form on the sides of the lower leg, above the ankle and below the calf, and are slow to heal and often recur if preventative steps are not taken. The risk of VLUs can increase as a result of a blood clot forming in the deep veins of the legs, obesity, smoking, lack of physical activity or work that requires many hours of standing.

•
Diabetic foot ulcers. Diabetes can lead to a reduction in blood flow, which can cause patients to lose sensation in their feet and may prevent them from noticing injuries, sometimes leading to the development of DFUs, which are open sores or ulcers on the feet that may take several weeks to heal, if ever. Based on our comprehensive market research study, which was presented by us on January 2025 on EscharEx that involved around 100 healthcare professionals in the U.S., by 2028 there will be 2.4 million DFUs in the United States, of which approximately 1.82 million will undergo debridement.

•
Pressure ulcers. Pressure ulcers, also known as pressure sores, or bed sores, are injuries to the skin or the tissue beneath the skin caused by pressure applied to the skin and subsequent death of the tissue as a result of the reduced blood supply. These often occur in patients who are hospitalized or confined to a chair or bed, and usually form over bony areas, where there is little cushion between the bone and the skin, such as heels, elbows, the sacral area, and back of the head. Annually, 2.5 million pressure ulcers are treated in the United States.

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

Market Opportunity

Currently, surgery (sharp debridement) is generally considered a first-line option. Sharp debridement is an effective method to debride a wound. However, this method requires surgically skilled physicians performing surgery with patients, many times under anesthesia, which in elderly patients with various co-morbidities is accompanied with a higher risk of local and systemic complications. Surgery may also involve hemorrhage which could be more difficult to control due to a high incidence of use of anticoagulants in this population. Surgery on wounds may very easily become infected, with the infection propagating to surrounding soft and bone tissues ending in life threatening major complication or amputation. Very often even minor, limited sharp debridement exposes other sensitive tissue, such as tendons, deep vessels/nerves and bones that may become infected or may be severely damaged, necessitating additional, more extensive debridement or even amputation. Due to these limitations, chronic wounds are treated by conservative methods, with autolytic and enzymatic debridement being the most commonly-used non-sharp methods. This includes a collagenase-based enzymatic debriding ointment, hydrogels and other topical dressings, which require numerous application sessions over a long duration (6-12 weeks) to achieve a clean wound bed, if they achieve this at all. Thus, there is an unmet medical need for a non-surgical rapid and effective debridement agent for all care settings. Given the high demand for an effective non-surgical debridement technique and the clinical data generated to date, EscharEx has the potential to expand the current use of enzymatic debridement across all sites of care and achieve substantial market share. As documented in the Phase II study described below, EscharEx significantly improved the rate of complete debridement after few once-daily applications, thus potentially facilitating rapid wound debridement without the need for surgery. Based on market research conducted by Alira Health, EscharEx’s total addressable market (TAM) in the U.S. was assessed at $2.5 billion. With a projected 22% market share upon approval, peak U.S. sales are expected to reach approximately $725 million.

EscharEx Clinical History

EscharEx is a topical agent being developed for debridement of chronic wounds, in order to fulfill an unmet need for a non-surgical rapid and effective debridement option. EscharEx is based on the same active substance as NexoBrid but differs in other aspects, such as in formulation and presentation. Based on our current pre-clinical studies, EscharEx demonstrated even higher potency in lower doses, which could further contribute to EscharEx’s potential efficacy and tolerability. EscharEx has been designed in accordance with the current treatment workflow and reimbursement programs, providing a non-surgical easy-to-use, potent product for daily application, which we believe will enhance patient compliance and improve quality of care. Based on the feedback received from different stakeholders, we believe that EscharEx can address the unmet medical need for a non-surgical rapid and effective product, and has a potential to achieve substantial market share.

EscharEx is more differentiated from NexoBrid, which further limits the chances for competition between the two products.

In February 2025 we announced the initiation of VALUE, a global, pivotal Phase III trial evaluating EscharEx for the treatment of venous leg ulcers (VLUs). Furthermore, the company is advancing preparations for an adaptive design Phase II/III clinical trial targeting DFUs, which is expected to begin in 2026.

In March 2025 we announced the expansion of the strategic research collaborations with leading wound care companies to optimize study execution and patient outcomes. Coloplast will support the Phase II/III DFU trial, alongside Solventum, Mölnlycke, and MIMEDX, who are contributing to the VLU trials. These industry leaders will supply advanced wound care products to ensure consistent management across all study sites.

In February 2024 we announced a head-to-head comparative post-hoc analysis of EscharEx vs SANTYL®. Data from a Phase II randomized controlled study demonstrated significant superiority of EscharEx over SANTYL® in multiple clinical outcome measures: incidence of complete debridement; median time to achieve complete debridement; incidence of achieving wound bed preparation (WBP); median time to achieve WBP; and time to wound closure. In addition to the VALUE study, we plan to initiate a randomized, head-to-head Phase II study in VLU patients in 2025, comparing EscharEx to collagenase SANTYL® ointment, approved by the FDA for debriding chronic dermal ulcers , and to Iruxol®, the version of collagenase approved for use and marketed in certain countries in Europe.

Ongoing clinical trials

Phase III Pivotal Trial of EscharEx for Venous Leg Ulcers

In February 2025 we initiated the VALUE, a global, pivotal Phase III trial evaluating EscharEx® for the treatment of venous leg ulcers (VLUs).

The VALUE study is a global, multicenter, prospective, randomized, double-blind, placebo-controlled trial with an adaptive design, that will be conducted across 40 sites in the U.S. and Europe. Its primary objective is to evaluate the efficacy and safety of EscharEx in achieving effective debridement and preparing the wound bed for healing in VLUs. The study will enroll 216 patients, randomized 1:1 to receive either EscharEx or placebo. Patients will undergo up to eight daily applications over two weeks, followed by ten weeks of standardized wound management. Patients achieving wound bed preparation—defined as complete debridement and full coverage with granulation tissue—will receive a cellular/tissue-based product (CTP) or an autograft. Those achieving complete wound closure will be monitored for an additional 12 weeks.

The study co-primary endpoints are the incidence of complete debridement and the incidence of complete wound closure. Secondary endpoints include the incidence of complete granulation tissue, time to debridement, time to complete wound closure, and changes in wound area. Safety and tolerability of EscharEx will be assessed throughout the trial. An interim sample size assessment will occur after 65% of patients complete treatments, enabling adaptive adjustments as needed.

To support the trial, we have established strategic research collaborations with Solventum, Mölnlycke, and MIMEDX. These industry leaders will provide advanced products to ensure consistent wound management across all study sites and optimize patient outcomes.

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

Second Phase II study-Israel/EU - First Cohort

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

Second Phase II study-Israel/EU - Second Cohort

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

Complete debridement within 2 weeks
(primary endpoint)

63%
30%
13%
p < 0.001
p = 0.004
EscharEx®
Placebo
NSSOC
n = 46
n = 43
n = 30

EscharEx 63% vs. placebo 30%

The study met key secondary and exploratory endpoints. Patients treated with EscharEx had a statistically significant higher incidence of complete debridement, during the same 14-day measurement period, compared to patients treated by non-surgical standard-of-care (“NSSOC”) (EscharEx: 63% (29/46) vs. NSSOC: 13% (4/30)) and the time to achieve complete debridement was significantly shorter. Estimated median time to complete debridement was 9 days for patients treated with EscharEx and 59 days for patients treated with NSSOC (p-value=0.016). On average, complete debridement was achieved after 3.6 applications of EscharEx compared to 12.8 applications with NSSOC. Patients treated with EscharEx demonstrated significantly higher incidence of greater than 75% granulation tissue at the end of the treatment period compared to gel vehicle (p-value <0.0001). Favorable trends were observed in wound area reduction and reduction of pain compared to gel vehicle.

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

Post-hoc analyses from this study assessed the incidence and time to complete debridement, complete granulation, and wound closure in patients treated with EscharEx (n=46) compared to a sub-group of patients who were treated with SANTYL® (n=8). Baseline characteristics (age, gender, wound age, wound size) were comparable in both groups. The incidence of complete debridement during the daily treatment period (the first two weeks of the study) was 63.0% (95% CI=47.5-76.8) for EscharEx vs. 0% for SANTYL®; p=0.001. The estimated median time to achieve complete debridement during the study was 9 days (95% CI=5-15 days) for EscharEx vs. not achieved for SANTYL® (95% CI=22-Not Applicable); p=0.023. The incidence of achieving complete debridement and complete cover of the wound bed with granulation tissue (i.e., wound bed preparation, WBP) during the daily treatment period was 50.0% (95% CI = 34.9%-65.1%) for EscharEx vs. 0% for SANTYL®; p=0.015. The incidence of achieving WBP throughout the study was 78.3% (95% CI = 63.6-89.1) for EscharEx vs. 37.5% for SANTYL® (95% CI=8.5-75.5); p=0.03. The estimated median time to achieve WBP was 11 days (95% CI =7-50 days) for EscharEx vs. not achieved for SANTYL® (95% CI=22-Not Applicable); p=0.014. 15 of the 46 patients (32.6%) treated with EscharEx completely closed their wounds during the study, compared to 2 out of 8 patients (25%) treated with SANTYL® (NSS). In those patients who achieved complete wound closure, the average time to wound closure was 48.4 days (SD=23.5) for EscharEx vs. 76.0 days (SD=2.8) for SANTYL®; p=0.05. Patient reported applicational pain was comparable in both groups. The safety results and overall incidence of adverse wound reactions were comparable between arms.

(1) Comparable incidence of adverse wound reactions identified

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

The development of EscharEx for the debridement of chronic and other hard-to-heal wound indications is in Phase II studies, and there is no certainty that EscharEx will achieve all of the objectives of the trials as required or that the FDA will allow at this stage to initiate further studies or that we will successfully complete the development to obtain a marketing authorization for EscharEx. See “ITEM 3.D. Risk Factors-Development and commercialization of EscharEx and our pipeline product candidates requires successful completion of the regulatory approval process, which may suffer delays or fail.”

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

Although we have conducted preclinical trials, the development of MW005 for non-melanoma skin cancer indications is still in its preliminary phase and there is no certainty that it will achieve all the aims of the trials as required and/or successfully complete the approval process for such indication. See “ITEM 3.D. Risk Factors-Development and commercialization of EscharEx and our pipeline product candidates requires successful completion of the regulatory approval process, which may suffer delays or fail.”

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

Pre-Clinical and Clinical Studies

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

Manufacturing, Supply and Production

We operate a manufacturing facility in Yavne, Israel. This facility allows us to manufacture sterile biopharmaceutical products, such as NexoBrid. The facility is designed to meet current cGMP requirements and similar foreign requirements, as certified by the U.S., EU member states competent authorities, the Israeli Ministry of Health, South Korean ministry of health and Japanese ministry of health. Our facility is subject to audits for reassessment of cGMP compliance and similar foreign requirements, which are performed periodically by regulatory authorities. In addition, other regional applicable authorities may also need to inspect our plant to confirm it meets all regulatory requirements in order to obtain marketing authorization in these jurisdictions. Applicable changes in our production processes for NexoBrid must be approved by the EMA and similar authorities in other jurisdictions.

The global demand for NexoBrid surpasses our current manufacturing capabilities. We are currently seeking to expand our manufacturing capabilities in order to increase our capacity to manufacture NexoBrid and satisfy near term demand. In July 2023, we signed a turnkey scale-up agreement (the “Scale-up Agreement”) to establish, commission, and validate a cutting-edge, sterile, and GMP-compliant manufacturing facility. Construction of the new GMP-compliant state-of-the-art manufacturing facility was completed as of August 2024, with commissioning underway. The facility is expected to reach full operational capacity by the end of 2025, increasing manufacturing output sixfold. Commercial availability will depend on securing the necessary regulatory approvals.

The starting material used by us in the manufacturing of NexoBrid and our other product candidates is bromelain SP, which is derived from pineapple plant stems. We have entered into an agreement with CBC, dated January 11, 2001, as amended, pursuant to which CBC uses proprietary methods to manufacture bromelain SP and supplies us with this intermediate drug substance in bulk quantities. According to the terms of the agreement, CBC shall not and shall not permit related companies or a third party to, manufacture, use, supply or sell the raw materials for the use or production of a product directly or indirectly competing with any of our products. Our supply agreement with CBC has no fixed expiration date and can be voluntarily terminated by us, with at least six months’ advance written notice, or by CBC, with at least 24 months’ advance written notice.

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

Marketing, Sales and Distribution

We commercialize globally NexoBrid via multiple sales channels:

Europe

In Europe and Israel, we sell NexoBrid, primarily through our own sales force consisting of a sales and marketing team of specialized and knowledgeable sales representatives in Europe, focusing on leading burn centers and Key Opinion Leaders (KOL) management. We have obtained national reimbursement for NexoBrid in Belgium, Italy, and Greece and we continue to locally execute our market access strategy for most of Europe to obtain procurement by burn centers and hospitals as part of their budget, or under local, regional or national reimbursement, depending on the specific process required in each country. We believe that additional burn units in large hospitals as well as smaller hospitals will follow the treatment trends once established by the burn centers. See “-Government Legislation and Regulation-Pharmaceutical Coverage, Pricing and Reimbursement.” Furthermore, we have established additional distribution channels through local partners to extend outreach in EU (France, Switzerland, Greece, Malta, Bulgaria and Cyprus,), where NexoBrid is already approved for marketing as part of the European marketing authorization. Additionally, we expanded NexoBrid’s European market presence by establishing a collaboration with PolyMedics Innovations (PMI) for the promotion of NexoBrid in Germany, Austria, Belgium, the Netherlands and Luxembourg. In addition to receiving marketing authorization for NexoBrid in the EU, key opinion leaders in the burn care field worldwide are already aware of NexoBrid’s efficiency in removing eschar due to hundreds of scientific presentations and several award-winning abstracts at international and national conferences and about 120 peer-reviewed papers.

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

Other International Markets

In other international markets, we sell NexoBrid through local distributors with which we have distribution agreements, focusing on Asia Pacific, EMEA and CEE. We have signed local distribution agreements for distribution in India, Bangladesh, Sri Lanka, Japan, Australia, New-Zealand, Singapore Vietnam, Philippines, Taiwan and United Arab Emirates.

Our distributors in Russia, South Korea, Taiwan, Japan, India and the United Arab Emirates have obtained marketing authorization. Our additional distributors have filed or are in the process of filing for market authorization in their respective territories and are expected to launch NexoBrid after receipt of local regulatory approval, which may take a year or more to be granted, and, consequently, may occur in certain markets during 2025.

 For a breakdown of our consolidated revenues by geographic markets and by categories of operations for the years ended December 31, 2023 and 2024, please see “ITEM 5.A Operating and Financial Review and Prospects-Operating Results.”

Intellectual Property

Our intellectual property and proprietary technology are important to the development, manufacture and sale of NexoBrid, EscharEx and our future pipeline product candidates. We seek to protect our intellectual property, core technologies and other know-how through a combination of patents, trademarks, trade secrets, non-disclosure and confidentiality agreements, licenses, assignments of invention and other contractual arrangements with our employees, consultants, partners, suppliers, customers and others. Additionally, we rely on our research and development program, clinical trials, know-how and marketing and distribution programs to advance our products and product candidates. As of December 31, 2024, we had been granted a total of 88 patents, of which 50 are in force and have 17 pending patent applications. The family of patents that covers NexoBrid specifically includes 13 granted patents worldwide that are in force. EscharEx is covered by 13 patents in force worldwide.

The main patents for our proteolytic enzyme technology which underlies NexoBrid, EscharEx and our current pipeline product candidates have been issued in Europe, the United States and other international markets. Our patents which cover NexoBrid claim specific mixtures of proteolytic enzymes, methods of producing such mixtures and methods of treatment using such mixtures. Although the protection achieved is significant for NexoBrid, EscharEx and our pipeline product candidates, when looking at our patents’ ability to block competition, the protection offered by our patents may be, to some extent, more limited than the protection provided by patents which claim chemical structures which were previously unknown. Absent patent-term extensions, the NexoBrid patents are set to expire in 2025 and in 2029 in the United States. The NexoBrid patent in the United States that is set to expire in 2025 is about to be granted a 5-year Patent Term Extension. The NexoBrid patents issued in Europe and in other foreign jurisdictions are nominally set to expire in 2025. The patents relating to EscharEx will expire on January 30, 2037, absent any patent-term adjustment and/or extensions.

While our policy is to obtain patents by application, license or otherwise, to maintain trade secrets and to seek to operate without infringing on the intellectual property rights of third parties, technologies related to our business have been rapidly developing in recent years. Additionally, patent applications that we may file or license from third parties may not result in the issuance of patents, and our issued patents and any issued patents that we may receive in the future may be challenged, invalidated or circumvented. For example, we cannot predict the extent of claims that may be granted or enforceable in our patents nor can we be certain of the priority of inventions covered by pending third-party patent applications filed in the U.S. If third parties prepare and file patent applications that also claim technology or therapeutics to which we have rights, we may have to participate in proceedings to determine priority of invention, which could result in substantial costs to us, even if the eventual outcome is favorable to us. Moreover, because of the extensive time required for clinical development and regulatory review of a product we may develop, it is possible that, before NexoBrid can be commercialized in additional jurisdictions and/or before any of our future products can be commercialized, related patents will expire a short period following commercialization, thereby reducing the advantage of such patent. Loss or invalidation of certain of our patents, or a finding of unenforceability or limited scope of certain of our intellectual property rights, could have a material adverse effect on us. See “ITEM 3.D. Risk Factors - Our success depends in part on our ability to obtain and maintain protection for the intellectual property relating to, or incorporated into, our technology and products.”

In addition to patent protection, we also rely on trade secrets, including unpatented know-how, technology innovation, drawings, technical specifications and other proprietary information in attempting to develop and maintain our competitive position. We also rely on protection available under trademark laws, and we currently hold various registered trademarks, including “MediWound,” “NexoBrid” and “EscharEx” in various jurisdictions, including the United States, the EU and Israel.

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

As consideration under the Klein License Agreement, we paid an aggregate amount of $1.0 million following the achievement of certain development milestones. In addition, we undertook to pay royalties of 1.5-2.5% from revenues, 10% of royalties received from sublicensing and 2% of lump-sum payments received from sublicensing up to $1 million and 4% above $1 million, in each case relating to products based on the licensed patents and intellectual property, for a term of 10-15 years, as applicable, from the date of the first commercial delivery in a major country. In addition, under the Klein License Agreement, we agreed to pay a one-time lump-sum amount of $1.5 million upon reaching aggregate revenues of $100 million from the sale of such products.

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

In addition, we face competition from the current SOC. The current SOC for eschar removal in severe burns is surgery, where eschar removal can be performed by tangential excision, dermabrasion or hydro jet, or non-surgical alternatives, such as applying topical medications to the eschar to facilitate the natural healing process. Consequently, we face competition from traditional surgical procedures and topical agents. However, based on our clinical trials, we believe that NexoBrid has a sustainable competitive advantage over the current non-surgical alternatives and is less invasive than surgery in removing eschar in patients with burn wounds. See “-NexoBrid and Our Clinical History” for the results of our clinical trials. Although we are in the clinical and preclinical phases for our pipeline product candidates for debridement of chronic and other hard-to-heal wounds and treatment of low-risk basal cell carcinoma and connective tissue disorders and other indications, respectively, if one of our pipeline product candidates receives approval in the future, we would compete with traditional surgery and existing non-surgical and other treatments. In chronic and other hard-to-heal wounds, we expect to face competition from current standard of care for debridement by sharp debridement or from the current non-surgical standard of care, either enzymatic debridement, primarily Smith & Nephew Plc’s SANTYL, a collagenase-based ointment, approved by the FDA for debriding chronic dermal ulcers. SANTYL is currently the market-leading enzymatic debridement product, with more than $370 million in estimated annual sales in the United States.

In addition to the currently available products, other products may be introduced to debride chronic and other hard-to-heal wounds or treat superficial and nodular basal cell carcinoma and connective tissue disorders during the time that we engage in necessary development. Accordingly, if one of our pipeline product candidates is approved, our main challenge in the market would be to educate physicians seeking alternatives to surgery or less effective non-surgical methods to use our product instead of already existing treatments. While we are still in the development stages, based on our studies, we believe that our pipeline product candidates will be more effective than the current non-surgical alternatives and less invasive than surgery in removing non-viable material in chronic and other hard-to-heal wounds or in tumor resection and may be comparable or perhaps better than currently available treatments for connective tissue disorders.

NexoBrid received orphan drug status in the United States on August 20, 2003 for debridement of deep partial- and full-thickness burns in hospitalized patients. In the United States, a sponsor that develops an orphan drug has marketing exclusivity for seven years post-approval by the FDA, which was granted in 2023. The exclusive marketing rights in both regions are subject to certain exceptions, including the development of a clinically significant benefit over the prevalent SOC. Once the market exclusivity for our orphan indication expires in a given jurisdiction, subject to other protections such as patents, we could face competition from other companies that may attempt to develop other products for the same indication.

Seasonality

Our results of operations historically have not been subject to seasonal variations.

Government Legislation and Regulation

Our business is subject to extensive government regulation. Regulation by governmental authorities in the United States, the EU and other jurisdictions is a significant factor in the development, manufacture and marketing of NexoBrid and in ongoing research and development activities.

European Union

The approval process of medicinal products in the EU generally involves satisfactorily completing each of the following:

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

Quality/preclinical studies

In order to assess the potential safety and efficacy of a product, tests include laboratory evaluations of product characterization, analytical tests and controls, as well as studies to evaluate toxicity and pharmacological effects in animal studies. The conduct of the preclinical tests and formulation of the compounds for testing must comply with the relevant EU regulations and requirements. The results of such tests, together with relevant manufacturing control information and analytical data, are submitted as part of the CTA. Non-clinical studies are performed to demonstrate the health or environmental safety of new biological substances. Non-clinical studies must be conducted in compliance with the principles of GLP as set forth in EU Directive 2004/10/EC. In particular, non-clinical studies, both in vitro and in vivo, must be planned, performed, monitored, recorded, reported and archived in accordance with the GLP principles, which define a set of rules and criteria for a quality system for the organizational process and the conditions for non-clinical studies. These GLP standards reflect the OECD requirements.

Clinical trial approval

Clinical drug development is often described as consisting of four temporal phases (Phase I-IV). See, for example, the EMA’s note for guidance on general considerations for clinical trials (CPMP/ICH/291/95).

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

Clinical trials of medicinal products in the EU must be conducted in accordance with EU and national regulations and the International Council for Harmonization of Technical Requirements for Pharmaceuticals for Human Use (“ICH”) guidelines on GCP as well as the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. If the sponsor of the clinical trial is not established within the EU, it must appoint an EU entity to act as its legal representative. The sponsor must take out a clinical trial insurance policy, and in most EU member states, the sponsor is liable to provide ‘no fault’ compensation to any study subject injured in the clinical trial. The regulatory landscape related to clinical trials in the EU has been subject to recent changes. The EU Clinical Trials Regulation (“CTR”) which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on January 31, 2022. Unlike directives, the CTR is directly applicable in all EU member states without the need for member states to further implement it into national law. The CTR notably harmonizes the assessment and supervision processes for clinical trials throughout the EU via a Clinical Trials Information System, which contains a centralized EU portal and database.

While the EU Clinical Trials Directive required a separate CTA to be submitted in each member state in which the clinical trial takes place, to both the competent national health authority and an independent ethics committee, much like the FDA and IRB respectively, the CTR introduces a centralized process and only requires the submission of a single application for multi-center trials. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each member state, leading to a single decision per member state. The CTA must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. The assessment procedure of the CTA has been harmonized as well, including a joint assessment by all member states concerned, and a separate assessment by each member state with respect to specific requirements related to its own territory, including ethics rules. Each member state’s decision is communicated to the sponsor via the centralized EU portal. Once the CTA is approved, clinical study development may proceed.

The CTR transition period ended on January 31, 2025, and all clinical trials (and related applications) are now fully subject to the provisions of the CTR.

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

All applications for marketing authorization for new medicinal products that were not authorized in the EU prior to January 26, 2007 must include the results of studies carried out in children of different ages. The PDCO determines the requirements and procedures of such studies, describing them in a PIP. This requirement also applies when a company wants to add a new indication, pharmaceutical form or route of administration for a medicine that is already authorized. The PDCO can grant deferrals for some medicines, allowing a company to delay development of the medicine in children until there is enough information to demonstrate its effectiveness and safety in adults. The PDCO can also grant waivers when development of a medicine in children is not needed or is not appropriate, because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Before an MAA can be filed, or an existing marketing authorization can be amended, the EMA confirms that the applicant complied with the studies’ requirements and measures listed in the PIP. Since the regulation became effective, several incentives for the development of medicines for children become available in the EU, including:

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

Marketing authorization

Authorization to market a product in the EU member states proceeds under one of four procedures: a centralized authorization procedure, a mutual recognition procedure, a decentralized procedure or a national procedure. Marketing authorization may be granted only to an applicant established in the EU. Through our wholly-owned German subsidiary, we received approval for NexoBrid pursuant to the centralized authorization procedure.

The centralized procedure provides for the grant of a single marketing authorization, issued by the European Commission based on the opinion of the EMA’s Committee for Medicinal Products for Human Use (“CHMP”), that is valid throughout the EU and the EEA countries, and including Norway, Iceland and Lichtenstein. The centralized procedure is compulsory for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy medicinal products (“ATMPs”) and products with a new active substance indicated for the treatment of certain diseases, and is optional for products which constitute a significant therapeutic, scientific, or technical innovation or for which a centralized process is in the interest of patients. Products that have received orphan designation in the EU, such as NexoBrid, will qualify for this centralized procedure, under which each product’s MAA is submitted to the EMA. Under the centralized procedure in the EU, the maximum time frame for the evaluation of an MAA by the EMA is 210 days (excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the Committee of Medicinal Products for Human Use). In general, if the centralized procedure is not followed, there are three alternative procedures where applications are filed with one or more members state medicines regulators, each of which will grant a national marketing authorization:

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

It is not always possible for applicants to follow the national procedure. In the case of medicinal products in the category for which the centralized authorization procedure is compulsory, that procedure must be followed. In addition, the national procedure is not available in the case of medicinal product dossiers where the same applicant has already obtained marketing authorization in one of the other EU member state or has already submitted an application for marketing authorization in another member state and the application is under consideration. In the latter case, applicants must follow a mutual recognition procedure.

After a drug has been authorized and launched, it is a condition of maintaining the marketing authorization that all aspects relating to its quality, safety and efficacy must be kept under review. Sanctions may be imposed for failure to adhere to the conditions of the marketing authorization. In extreme cases, the authorization may be revoked, resulting in withdrawal of the product from sale.

Period of authorization and renewals

Under the above-described procedures, in order to grant the marketing authorization, the EMA or the competent authorities of the EU member states make an assessment of the risk benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy. Marketing authorization is valid for an initial five-year period and may be renewed thereafter on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the authorizing member state. To this end, the marketing authorization holder shall provide the EMA or other applicable competent authority a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the end of the initial five-year period. Once renewed, the marketing authorization is valid for an unlimited period, unless the EMA or other applicable competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal. Any authorization which is not followed by the actual placing of the drug on the EU market (in case of centralized procedure) or on the market of the authorizing member state within three years after authorization shall cease to be valid.

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

Post-Approval Requirements

Similar to the United States, both marketing authorization holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the European Commission and/or the competent regulatory authorities of the member states. The holder of a marketing authorization must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance who is responsible for the establishment and maintenance of that system, and oversees the safety profiles of medicinal products and any emerging safety concerns. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports (“PSURs”).

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

Brexit and the Regulatory Framework in the United Kingdom

 Following the end of the Brexit transition period on January 1, 2021, and the implementation of the Windsor Framework on January 1, 2025, the United Kingdom (“UK”) is not generally subject to EU laws in respect of medicines. The EU laws that have been transposed into UK law through secondary legislation remain applicable in the UK,  however, new legislation such as the (EU) CTR is not applicable in Great Britain. Under the Medicines and Medical Devices Act 2021, the Secretary of State or an ‘appropriate authority’ has delegated powers to amend or supplement existing regulations in the area of medicinal products and medical devices. This allows new rules to be introduced in the future by way of secondary legislation, which aims to allow flexibility in addressing regulatory gaps and future changes in the fields of human medicines, clinical trials and medical devices. As of January 1, 2021, the Medicines and Healthcare products Regulatory Agency (“MHRA”) is the UK’s standalone medicines and medical devices regulator. As a result of the Northern Ireland protocol, different rules applied in Northern Ireland than in England, Wales, and Scotland, together, Great Britain (“GB”); which continued to follow the EU regulatory regime. However, on January 1, 2025, a new arrangement called the “Windsor Framework” came into effect and reintegrated Northern Ireland under the regulatory authority of the MHRA with respect to medicinal products. The Windsor Framework removes EU licensing processes and EU labelling and serialization requirements in relation to Northern Ireland and introduces a UK-wide licensing process for medicines.

MAs in the UK are governed by the Human Medicines Regulations (SI 2012/1916), as amended. All existing EU MAs for centrally authorized products were automatically converted or grandfathered into UK MAs, effective in GB (only), free of charge on January 1, 2021, unless the MA holder chose to opt-out. Under the terms of the Windsor Framework, these MAs became valid for the whole of the UK from January 1, 2025. In order to use the centralized procedure to obtain an MA that will be valid throughout the EEA, companies must be established in the EEA. Therefore, since Brexit, companies established in the UK can no longer use the EU centralized procedure and instead an EEA entity must hold any centralized MAs. In order to obtain a UK MA to commercialize products in the UK, an applicant must be established in the UK and must follow one of the UK national authorization procedures or one of the remaining post-Brexit international cooperation procedures. Applications are governed by the Human Medicines Regulations (SI 2012/1916) and are made electronically through the MHRA Submissions Portal. The MHRA has introduced changes to national licensing procedures, including procedures to prioritize access to new medicines that will benefit patients, a 150-day assessment (subject to clock-stops) and a rolling review procedure. In addition, since January 1, 2024, the MHRA may rely on the International Recognition Procedure (“IRP”) when reviewing certain types of MAAs. Pursuant to the IRP, the MHRA will take into account the expertise and decision-making of trusted regulatory partners (e.g., the regulators in Australia, Canada, Switzerland, Singapore, Japan, the U.S.A. and the EU). The MHRA will conduct a targeted assessment of IRP applications but retain the authority to reject applications if the evidence provided is considered insufficiently robust. The IRP allows medicinal products approved by such trusted regulatory partners that meet certain criteria to undergo a fast-tracked MHRA review to obtain and/or update an MA in the UK or Great Britain.  Applications should be decided within a maximum of 60 days if there are no major objections identified that cannot be resolved within such 60-day period and the approval from the trusted regulatory partner selected has been granted within the previous 2 years or if there are such major objections identified or such approval hasn’t been granted within the previous 2 years within 110 days. Applicants can submit initial MAAs to the IRP but the procedure can also be used throughout the lifecycle of a product for post-authorization procedures including line extensions, variations and renewals. In the UK, the initial duration of an MA is five years and following renewal will be valid for an unlimited period unless the MHRA decides on justified grounds relating to pharmacovigilance, to proceed with only one additional five-year renewal. Any authorization which is not followed by the actual placing of the product on the market in the UK within three (3) years shall cease to be in force.

There is no pre-MA orphan designation in the UK. Instead, the MHRA reviews applications for orphan designation in parallel to the corresponding MA application. The criteria are essentially the same, but have been tailored for the market, i.e., the prevalence of the condition in GB, rather than the EU, must not be more than five in 10,000. Should an orphan designation be granted, the period or market exclusivity will be set from the date of first approval of the product in GB.

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

Manufacturing

The manufacturing of authorized drugs, for which a separate manufacturer’s license is mandatory, must be conducted in strict compliance with the EMA’s GMP requirements and comparable requirements of other regulatory bodies, which mandate the methods, facilities and controls used in manufacturing, processing and packing of drugs to assure their safety and proper identification. The EMA monitors compliance with its GMP requirements through mandatory registration of facilities and inspections of those facilities. The EMA has a coordinating role for these inspections while the responsibility for carrying them out rests with the competent authority of the member state under whose responsibility the manufacturer falls. Failure to comply with these requirements could interrupt supply and result in delays, unanticipated costs and lost revenues, and could subject the applicant to potential legal or regulatory action, including but not limited to warning letters, suspension of manufacturing, seizure of product, injunctive action or possible civil and criminal penalties. In January 2013, the EU and Israel signed the Protocol on Conformity Assessment and Acceptance of Industrial Products (the “ACAA”), which covers medicinal products. The ACAA provides for mutual recognition of the conclusions of inspections of compliance of manufacturers and importers with the principles and guidelines of EU GMP and equivalent Israeli cGMP. Certification of the conformity of each batch to its specifications by either the importer or the manufacturer established in Israel or in the EU shall be recognized by the other party without re-control at import from one party to the other.

Marketing and promotion

The marketing and promotion of authorized medicinal products, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the EU, notably under Directive 2001/83 and subject to laws concerning promotion of medicinal products, interactions with physicians, misleading and comparative advertising and unfair commercial practices. The applicable legislation aims to ensure that information provided by holders of marketing authorizations regarding their products is truthful, balanced and accurately reflects the safety and efficacy claims authorized by the EMA or by the applicable national authority of the authorizing member state. All advertising and promotional activities for the product must be consistent with the approved summary of product characteristics, and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription medicines is also prohibited in the EU. Although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations in each member state and can differ from one country to another. Failure to comply with these requirements can result in adverse publicity, warning letters, mandated corrective advertising and potential civil and criminal penalties.

United States

Review and approval of biologics

In addition to EU regulations, NexoBrid is marketed as a biologic product in the United States for eschar removal in patients with deep partial thickness and/or full thickness thermal burns and is therefore subject to various U.S. regulations. In the United States, the FDA regulates biologics under the Federal, Food, Drug and Cosmetic Act (“FDCA”), the Public Health Service Act, and their respective implementation regulations. Biologics require the submission of a BLA and licensure by the FDA prior to being marketed in the United States. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant to a variety of administrative or judicial sanctions as well as enforcement actions brought by the FDA, the U.S. Department of Justice or other governmental entities. Possible sanctions may include the FDA’s refusal to approve pending BLAs or supplements, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties.

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

The manufacturing of NexoBrid, EscharEx and our pipeline product candidates are and will be required to comply with applicable FDA manufacturing requirements contained in the FDA’s cGMP regulations. NexoBrid is manufactured at our production plant in Yavne, Israel, which is cGMP certified. The FDA’s cGMP regulations require, among other things, quality control and quality assurance, as well as the corresponding maintenance of comprehensive records and documentation. Biologic manufacturers and other entities involved in the manufacture and distribution of approved drugs and biologics are also required to register their establishments and list any products they make with the FDA and to comply with related requirements in certain states. These entities are further subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. In addition, a BLA holder must comply with post-marketing requirements, such as reporting of certain adverse events. Such reports can present liability exposure, as well as increase regulatory scrutiny that could lead to additional inspections, labeling restrictions or other corrective action to minimize further patient risk. Discovery of problems with a product after approval may result in serious and extensive restrictions on the product, manufacturer or holder of an approved BLA, as well as lead to potential market disruptions. These restrictions may include recalls, fines, warning letters, or untitled letters, clinical holds on clinical studies, refusal of the FDA to approve pending applicants or supplements to approved applications, product seizure or detention, or refusal to permit the import or export of products, suspension or revocation of a product license approval until the FDA is assured that quality standards can be met, and continuing oversight of manufacturing by the FDA under a “consent decree,” which frequently includes the imposition of costs and continuing inspections over a period of many years, as well as possible withdrawal of the product from the market. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval. The FDA also may impose a number of post-approval requirements as a condition of approval of a BLA. For example, the FDA may require post-marketing testing, or Phase IV testing, as well as REMS and/or surveillance to monitor the effects of an approved product or place other conditions on an approval that could otherwise restrict the distribution or use of NexoBrid.

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

Separately, in the event the FDA issues a Written Request for pediatric data relating to a product, a BLA sponsor who submits such data may be entitled to pediatric exclusivity. Pediatric exclusivity is another type of non-patent marketing exclusivity in the United States which, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing exclusivity, including other non-patent and orphan exclusivity. This six-month exclusivity may be granted if a BLA sponsor submits pediatric data that fairly respond to the Written Request from the FDA for such data. The data do not need to show that the product is effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot accept or approve another application.

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

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product.

The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed “interchangeable” by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law. The BPCIA is complex and continues to be interpreted and implemented by the FDA. In addition, recent government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact, implementation, and meaning of the BPCIA remains subject to significant uncertainty.

Review and Approval of Drug Products Outside the European Union and the United States

In addition to the above regulations, we must obtain approval of a product by the comparable regulatory authorities of foreign countries outside of the EU and the United States before we can commence clinical trials or marketing of NexoBrid in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA or EU approval. In addition, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country. In all cases, clinical trials are conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

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

In the United States, the ACA substantially changed the way healthcare is financed by both governmental and private insurers and significantly impacted the pharmaceutical industry. The ACA contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement changes and fraud and abuse provisions, which will impact existing government healthcare programs and will result in the development of new programs, including Medicare payment for performance initiatives and improvements to the physician quality reporting system and feedback program. Additionally, the ACA:

•	increases the minimum level of Medicaid rebates payable by manufacturers of brand-name drugs from 15.1% to 23.1%;

•	requires collection of rebates for drugs paid by Medicaid managed care organizations; and

•	imposes a non-deductible annual fee on pharmaceutical manufacturers or importers who sell certain “branded prescription drugs” to specified federal government programs.

Since its enactment, there have been judicial, executive and congressional challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Thus, the ACA will remain in effect in its current form.

There has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which have resulted in several Congressional inquiries and proposed bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. In March 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminated the statutory Medicaid drug rebate cap, which was previously set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. In August 2022, the Inflation Reduction Act of 2022, or IRA, was signed into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026), with prices that can be negotiated subject to a cap; imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023); and replaces the Part D coverage gap discount program with a new discounting program (which began in 2025). CMS has published the negotiated prices for the initial ten drugs, which will first be effective in 2026, and has published the list of the subsequent 15 drugs that will be subject to negotiation. The IRA permits the Secretary of the Department of Health and Human Services to implement many of these provisions through guidance, as opposed to regulation, for the initial years. HHS has and will continue to issue and update guidance as these programs are implemented, although the Medicare drug price negotiation program is currently subject to legal challenges. For that and other reasons, it is currently unclear how the IRA will be effectuated, or the impact of the IRA on our business. We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our products or additional pricing pressures. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Some states have enacted legislation creating so-called prescription drug affordability boards, which ultimately may attempt to impose price limits on certain drugs in these states.

In the EU, pricing and reimbursement schemes vary widely from country to country and often within regions or provinces of countries. Some countries may limit the annual budget of coverage or request that the company participate in the cost above certain use levels or for treatments perceived as unsuccessful and impose monitoring processes on the use of the product. Some countries and hospitals may require inclusion into the hospital formulary for payment from the hospital budget. Some countries and hospitals may require the completion of additional studies that compare the cost-effectiveness of a particular drug candidate to currently available therapies. For example, the EU provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. This Health Technology Assessment (“HTA process”) which is currently governed by the national laws of the individual EU member states, is the procedure according to which the assessment of the public health impact, therapeutic impact and the economic and societal impact of use of a given medicinal product in the national healthcare systems of the individual country is conducted. The outcome of HTA regarding specific medicinal products will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EU Member States. On December 15, 2021, the Health Technology Regulation (“HTA Regulation”) was adopted. The Regulation entered into force in January 2022 and has been applicable since January 2025, with phased implementation based on the type of product, i.e. oncology and advanced therapy medicinal products as of 2025, orphan medicinal products as of 2028, and all other medicinal products by 2030. The HTA Regulation intends to boost cooperation among EU member states in assessing health technologies, including new medicinal products, and provide the basis for cooperation at EU level for joint clinical assessments in these areas.

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

•
HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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

Properties

Our principal executive offices are located at 42 Hayarkon Street, Yavne 8122745, Israel. We have leased these facilities from a third party. The lease agreement will expire in 2035, with an option for a further three year extension until 2038. The facilities consist of approximately 32,300 square feet of space, and the yearly lease fee is approximately $648,000. These facilities house our administrative headquarters, our research and development laboratories and our manufacturing plant for our products.

In July 2023, we entered into a turnkey scale-up agreement with Biopharmax Group Ltd. to bolster our manufacturing infrastructure and support our long-term growth trajectory. The objective of this agreement was to establish, commission, and validate a cutting-edge, sterile, and GMP-compliant manufacturing facility. The venture aimed to increase our production capacity significantly, projected to expand to six times the current capacity, aligning with our strategic plan to meet the escalating global demand for NexoBrid. The new facility, located in Yavne, Israel, equipped with fully operational clean rooms, is exclusively designed for NexoBrid production. It complies with stringent regulations from the GMP, FDA, EMA, Israeli Ministry of Health, and relevant Israeli regulatory bodies. An estimated $12.9 million is invested in the project., During 2024 we completed the construction of new manufacturing facility with commissioning underway. The facility is expected to reach full operational capacity by the end of 2025. Commercial availability will depend on securing the necessary regulatory approvals.

We have furthermore leased additional office space in Yavne, Israel, consisting of approximately 4,000 square feet, for a term of 2 years, that commenced on January 1, 2024, with an option for a further three year extension until 2028. The yearly lease fee is approximately $120,000. For the initial two years of the lease term, the majority of our lease payments are being covered by the DOD.

C.	Organizational Structure

The legal name of our company is MediWound Ltd. and we are organized under the laws of the State of Israel. Our corporate structure consists of MediWound Ltd., our Israeli parent company, and the following subsidiaries: (i) MediWound Germany GmbH, our active wholly-owned subsidiary, which was incorporated on April 16, 2013 under the laws of the Federal Republic of Germany (ii) MediWound US, Inc., a wholly-owned subsidiary, which was incorporated on December 8, 2020 under the laws of the State of Delaware and (iii) MediWound UK Limited, our inactive wholly-owned subsidiary, which was incorporated on July 26, 2004 under the laws of England.

D.	Property, Plants and Equipment

See “ITEM 4.B. Business Overview-Properties”, “ITEM 4.B. Business Overview-Manufacturing, Supply and Production” and “ITEM 4.B. Business Overview-Environmental, Health and Safety Matters”.

Item 4A. UNRESOLVED STAFF COMMENTS

None.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2024 and related notes, and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS, as issued by the IASB.

Company Overview

We are a biopharmaceutical company that develops, manufactures, and commercializes novel, cost effective, biotherapeutic, non-surgical solutions for tissue repair and regeneration. Our strategy leverages our breakthrough enzymatic technology platform into diversified portfolio of biotherapeutics across multiple indications to pioneer solutions for unmet medical needs. Our current portfolio is focused on next-generation protein-based therapies for burn care, wound care and tissue repair.

Our first innovative biopharmaceutical product, NexoBrid®, has received marketing authorization from the FDA and marketing authorization from the European Commission and other international markets for removal of dead or damaged tissue, known as eschar, in patients with deep partial-thickness and full-thickness thermal burns, also referred to as severe burns. NexoBrid, a concentrate of proteolytic enzymes enriched in bromelain, represents a new paradigm in burn care management, and our clinical trials have demonstrated, with statistical significance, its ability to non-surgically and rapidly remove the eschar, without harming viable tissues, earlier relative to existing standard of care.

We commercialize NexoBrid globally through multiple sales channels. We sell NexoBrid to burn centers in the EU, UK and Israel, primarily through our direct sales force, focusing on key burn centers and KOLs. In the United States, we entered into exclusive license and supply agreements with Vericel Corporation (Nasdaq: VCEL) to commercialize NexoBrid in North America. We have established local distribution channels in multiple international markets, focusing on Asia Pacific, EMEA, CEE and LATAM, which local distributors are also responsible for obtaining local marketing authorization within the relevant territories.

We have been awarded two contracts with the U.S. Biomedical Advanced Research and Development Authority (“BARDA”), for the advancement of the development and manufacturing, as well as the procurement of NexoBrid which has initiated on January 2020, as a medical countermeasure as part of BARDA preparedness for mass casualty events.

EscharEx, our next-generation enzymatic therapy under development, is a topical biological drug candidate for the debridement of chronic and other hard-to-heal wounds. Designed for use in any care setting, EscharEx is an easy-to-use concentrate of proteolytic enzymes enriched in bromelain; having the same API as NexoBrid. In several Phase II trials, EscharEx was shown to be well-tolerated and demonstrated safety and efficacy in the debridement of various chronic and other hard-to-heal wounds with only few daily applications. EscharEx’s mechanism of action is mediated by the proteolytic enzymes that cleave and remove the necrotic tissue and prepare the wound bed for healing. On May 12, 2022, we announced positive results from our U.S. Phase II clinical study of EscharEx for the debridement of VLUs. The study met its primary endpoint with a high degree of statistical significance, demonstrating that patients treated with EscharEx had a statistically significant higher incidence of complete debridement during the 14-day measurement period within up to 8 applications, compared to gel vehicle (EscharEx: 63% (29/46) vs. gel vehicle: 30% (13/43), p-value=0.004). EscharEx efficacy superiority remained statistically significant after adjusting for pre-specified covariates ascribed to patient baseline characteristics, wound size, wound age and regions. EscharEx was also evaluated in a U.S. Phase II pharmacology study. The study was prospective, open label, single-arm and conducted at three U.S. clinical sites. On July 7, 2022, we announced positive results from this study. 70% of patients achieved complete debridement during the course of treatment within up to 8 applications. On average, complete debridement was achieved after 3.9 applications of EscharEx. Additionally, an average reduction of 35% in wound size was achieved by the end of the 2-week follow-up period.

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

As of December 31, 2024, we had cash and cash equivalents and short term and restricted bank deposits of $43.6 million. Our revenues were $20.2 million and $18.7 million in 2024 and 2023, respectively. Our net operating loss was $19.4 million and $15.3 million in 2024 and 2023, respectively. We had an accumulated deficit of $205.0 million as of December 31, 2024. We expect to incur significant expenses and operating losses in the coming years, as research and development activities are central to our operations, which will offset by cash inflows from NexoBrid.

We expect to continue to invest in our research and development efforts, including in respect of our EscharEx planned clinical trials, as well as the clinical development and trials of our other pipeline product candidates. In addition, we expect to continue to advance NexoBrid as a standard of care, and expand its commercial reach in international markets, including for potential use as a medical countermeasure during mass casualty events.

Key Components of Statements of Operations

Revenues

Sources of revenues. We derive revenues from sales of NexoBrid to burn centers and hospitals burn units in USA, Europe and Israel as well as to local distributors in other countries in accordance with distribution agreements we have in place, which also include revenues from licenses. We have generated revenues from BARDA procurement of NexoBrid for emergency stockpile pursuant to BARDA contract.

We generate revenues from development services provided to BARDA, and to DoD/MTEC.

Our ability to generate additional, more significant revenues will depend on the successful commercialization of NexoBrid and our ability to scale up the production.

Cost of Revenues

Our total cost of revenues includes expenses for the manufacturing of NexoBrid, including: the cost of raw materials; employee-related expenses, including salaries, equity based-compensation and other benefits and related expenses, lease payments, utility payments, depreciation, changes in inventory of finished products, royalties and other manufacturing expenses. These expenses are partially reduced by an allotment of manufacturing costs associated with research and development activities to research and development expenses.

Cost of revenues includes costs associated with the research and development services provided to BARDA and MTEC, including salaries and related expenses, clinical trials, sub-contractors and external advisors.

Operating Expenses

Research and Development Expenses

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect research and development costs to increase significantly for the foreseeable future as EscharEx progresses in its clinical program in the U.S. and our other pipeline product candidates’ progress in clinical trials. However, we do not believe that it is possible at this time to accurately project total program-specific expenses to reach commercialization. There are numerous factors associated with the successful development of any of our product candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development. Additionally, future commercial and regulatory factors beyond our control will affect our clinical development programs and plans. Our actual spending could differ as our plans change and we invest in other drugs or potentially reduce our anticipated funding on research for existing products. Research and development expenses consist primarily of compensation for employees engaged in research and development activities, including salaries, equity-based compensation, benefits and related expenses, clinical trials, contract research organization sub-contractors, development materials, external advisors and the allotted cost of our manufacturing facility for research and development purposes.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of compensation expenses for personnel engaged in sales and marketing, including salaries, equity based-compensation and benefits and related expenses, as well as promotion, marketing, market access, medical, and sales and distribution activities. These expenses are primarily comprised of costs related to our subsidiary in Germany, which is focused on marketing NexoBrid in EU, and costs related to maintain marketing authorization.

General and Administrative Expenses

General and administrative expenses consist principally of compensation for employees in executive and administrative functions, including salaries, equity-based compensation, benefits and other related expenses, professional consulting services, including legal and audit fees, as well as costs of office and overhead.

Financial Income/Financial Expense

Financial income includes interest income, revaluation of financial instruments and exchange rate differences. Financial expense consists primarily of revaluation of financial instruments, revaluation of lease liabilities and exchange rate differences. The market interest due on government grants received from the IIA is also considered a financial expense, and is recognized beginning on the date we receive the grant until the date on which the grant is expected to be repaid as part of the revaluation to fair value of liabilities in respect of government grants.

Taxes on Income

The standard corporate tax rate in Israel is 23%.

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses and other temporarily differences from R&D expenses totalling approximately $188 million as of December 31, 2024. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

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

Comparison of Period to Period Results of Operations

We are providing within this section a supplemental discussion that compares our historical statement of operations data in accordance with IFRS, as issued by the IASB. The below table and the below discussion provide data for each of the years ended December 31, 2024 and 2023. The below discussion of our results of operations omits a comparison of our results for the years ended December 31, 2023 and 2022. In order to view that discussion, please see “ITEM 5. Operating and Financial Review and Prospects-A. Operating Results- Comparison of Period to Period Results of Operations- Year Ended December 31, 2023 Compared to Year Ended December 31, 2022” in our Annual Report on Form 20-F for the year ended December 31, 2023, which we filed with the SEC on March 21, 2024.

	Years Ended December 31,
	2024	2023
	(in thousands)
Condensed statements of operations data:
Revenues	$20,222	$18,686
Cost of revenues	17,588	15,108
Gross profit	2,634	3,578

Operating expenses:
Research and development	8,878	7,467
Selling and marketing	4,936	4,844
General and administrative	8,202	6,768
Other (income) expenses	18	(211)
Operating loss	(19,400)	(15,290)

Financial income (expenses), net	(10,763)	8,759
Loss before taxes on income	(30,163)	(6,531)

Taxes on income	(61)	(185)

Net loss	$(30,224)	$(6,716)

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

	Years Ended December 31,
	2024	2023
	(in thousands)
Revenues from sale of products	$6,832	$6,261

Revenues from development services	13,135	12,265

Revenues from license agreements and royalties	255	160

	20,222	18,686

We generated total revenues of approximately $20.2 million for the year ended December 31, 2024 compared to approximately $18.7 million for the year ended December 31, 2023. The change is primarily driven by increased revenue from Vericel and new contracts with the U.S. DoD.

Revenues from sale of products

Revenues from sales of products in 2024 were $6.8 million, an 8% increase compared to $6.3 million in 2023 mainly driven by increased revenues from Vericel.

Revenues from development services

Revenues from development services in 2024 were $13.1 million, a 7% increase compared to $12.3 million in 2023. The increase mainly driven by new contracts with the U.S. DoD.

Revenues from license agreements and royalties

In 2024, revenues from license agreements and royalties were $0.3 million compared to $0.2 million in 2023, the increase mainly driven by increased royalties from Vericel.

Our revenues, as reported in our consolidated financial statements, are based on the location of the customers, as shown in the below table:

	Years Ended December 31,
	2024	2023
	(in thousands)
International (excluding U.S.)	$4,759	$5,608
U.S.	15,463	13,078
	20,222	18,686

BARDA contributed 31% and 56% of the Company’s total revenues in 2024 and 2023 respectively. Vericel contributed 12% and 4% of the Company’s total revenues in 2024 and 2023 respectively. DoD/MTEC contributed 34% and 10% of the Company’s total revenues in 2024 and 2023 respectively.

Costs and Expenses

Cost of revenues

	Years Ended December 31,
	2024	2023
	(in thousands)
Cost of revenues from sales of products	$6,440	$4,927
Cost of revenues from development services	11,128	10,177
Cost of revenues from license agreements and royalties	20	4
	17,588	15,108

Cost of revenues as a percentage of total revenues increased from 81% for 2023 to 87% for 2024.

Cost of revenues from sales of products as a percentage of revenues from sales of products increased to approximately 94% for the year ended December 31, 2024, from approximately 79% in the year ended December 31, 2023. The increase is mainly due to changes in the revenue mix and higher fixed costs associated with scaling production.

Cost of revenues from development services as a percentage of revenues from development services was approximately 85% in the year ended December 31, 2024, compared to approximately 83% in the year ended December 31, 2023. The change is largely due to CAPEX expenses associated with DoD contracts which derive lower margin.

Cost of revenues from license agreements and royalties as a percentage of revenues from license agreements was 8% in the year ended December 31, 2024 compared to approximately 3% in the year ended December 31,2023. The increase is primarily attributable to shifts in the revenue mix between license agreements and royalties, which each contribute different margin.

Research and development expenses,

Research and development expenses increased by 19% from approximately $7.5 million in the year ended December 31, 2023 to approximately $8.9 million in the year ended December 31, 2024, primarily due to costs related to the VALUE Phase 3 clinical trial EscharEx.

Selling and marketing expenses

Selling and marketing expenses increased by 2% in 2024 compared to 2023, from approximately $4.8 million in the year ended December 31, 2023 to approximately $4.9 million in the year ended December 31, 2024. The increase is mainly due to higher Marketing Authorization Holder costs.

General and administrative expenses

General and administrative expenses increased by 21% in 2024 compared to 2023 from approximately $6.8 million in the year ended December 31, 2023 to approximately $8.2 million in the year ended December 31, 2024, mainly reflecting higher share-based compensation costs.

Other (income) expenses

Other one-time incomes for the year ended December 31, 2023 were $(0.2) million associated with non-cash income resulted with termination of sub-lease agreement with Clal Biotechnology Industries.

Financial income, net	Years Ended December 31,
	2024	2023
	(in thousands)
Financial income	$2,048	$10,651
Financial expenses	(12,811)	(1,892)
	(10,763)	8,759

Financial income

Financial income decreased from approximately $10.7 million in the year ended December 31, 2023 to approximately $2.0 million in the year ended December 31, 2024. The decrease was primarily driven by an $8.3 million adjustment resulting from the revaluation of warrants.

Financial expense

Financial expenses increased from approximately $1.9 million in the year ended December 31, 2023 to approximately $12.8 million in the year ended December 31, 2024. The increase in financial expenses mainly from the revaluation of warrants following a 75% rise in the Company’s share price in 2024.

B.          Liquidity and Capital Resources

Our primary uses of cash are to fund working capital requirements, manufacturing costs, research and development activities related to EscharEx and other products candidates, capital expenditure requirements, as well as sales and marketing activities associated with the commercialization of NexoBrid in Europe.

Primary Cash Sources

In recent years, we have funded our operations from a combination of sources, including:

(i)
revenues from sales of NexoBrid to burn centers and hospitals burn units in USA, Europe and Israel as well as to local distributors in other countries in accordance with distribution agreements we have in place, which also include revenues from licenses.

(ii)	revenues from BARDA procurement of NexoBrid for emergency stockpiles pursuant to our contract with BARDA;

(iii)	revenues from development services provided to BARDA, and to DoD/MTEC;

(iv)	government grants; and

(v)	public and private offerings of our securities.

Recent Public and Private Securities Offerings

On March 7, 2022, we completed a public offering in total of 744,048 new ordinary shares which were issued in consideration to offering price of $13.44 per share. The net proceeds were $8.7  million, after deducting commissions and other offering expenses. In addition, on March 22, 2022, the underwriters exercised their options to purchase an additional 89,012 ordinary shares at the same public offering price. The net consideration to the Company, less underwriting discounts and commissions was an additional $1.0 million form that exercise.

On September 26, 2022, we completed a registered direct offering (the “RD Offering”) in an aggregate amount of $13.3 million representing a combined purchase price of $12.25 per ordinary share and warrant for issuance of 1,082,223 ordinary shares and 1,082,223. The warrants became exercisable on November 28, 2022, at an exercise price of $13.475 per ordinary share and will expire four years following issuance. The net proceeds from this offering in the amount of $11.7 million were received on September 28, 2022.

On October 6, 2022 we entered the PIPE Securities Purchase Agreement with the several purchasers listed on the signature pages thereto (the “PIPE Purchasers”), under which we offered and sold 1,407,583 pre-funded warrants to purchase up to 1,407,583 Ordinary Shares (the “Pre-Funded Warrants”) and 1,407,583 ordinary warrants to purchase up to 1,407,583 Ordinary Shares (the “PIPE Ordinary Warrants,” and together with the Pre-Funded Warrants, the “PIPE Warrants”) (the “PIPE Offering”). The combined purchase price for one Pre-Funded Warrant and associated PIPE Ordinary Warrant was $12.243. The Pre-Funded Warrants have an exercise price of $0.007 per Ordinary Share and the PIPE Ordinary Warrants have an exercise price of $13.475 per Ordinary Share and each became exercisable on November 28, 2022. The PIPE Offering closed on October 6, 2022. The gross proceeds from the PIPE Offering were approximately $17.23 million. As of December 31, 2024, all Pre-Funded Warrants have been exercised and 91,029 of the PIPE Ordinary Warrants have been exercised.

H.C. Wainwright & Co., LLC (“Wainwright”) acted as the exclusive placement agent for the RD Offering and the PIPE Offering (together, the “2022 Offerings”). Upon closing of the Offerings, we issued Wainwright (or its designees) warrants to purchase up to 124,491 ordinary shares (the “Wainwright Warrants”). The warrants have substantially the same terms as the RD Warrants and the Series A Warrants, except that the Wainwright Warrants have an exercise price equal to $15.3125 per share (which represents 125% of the offering price per Ordinary Share in the Offerings) and will expire four years after November 28, 2022, but no more than five years following the commencement of the sales pursuant to the RD Offering.

On February 3, 2023, we entered into a securities purchase agreement (the “2023 Securities Purchase Agreement”) with the purchasers listed on the signature pages thereto (the “2023 Purchasers”), in connection with the offer and sale of 1,964,286 ordinary shares (the “2023 Offering”). The purchase price per ordinary share was $14.00. The 2023 Offering closed on February 7, 2023. The gross proceeds from the 2023 Offering were approximately $27.5 million.

On July 15, 2024, we entered into a share purchase agreement (the “2024 Share Purchase Agreement”) with the purchasers listed on the signature pages thereto (the “2024 Purchasers”), for the offer and sale of 1,453,488 ordinary shares at a purchase price per share of $17.20 (the “2024 Offering”). The gross proceeds from the 2024 Offering were $25 million.

Along with our entry into the 2024 Share Purchase Agreement, we entered into a registration rights agreement with the 2024 Purchasers (the “2024 Registration Rights Agreement”), providing the 2024 Purchasers customary registration rights with respect to the ordinary shares to be issued to them pursuant to the 2024 Offering and any additional Registrable Securities, as defined therein.

Recent Government Grant

On July 16, 2024, we were selected to receive €16.25 million in blended funding from the European Innovation Council (EIC) through its accelerator program. The funding package includes a €2.5 million grant and an investment.

Overall Outlook

We believe that our existing cash and cash equivalents, short-term and restricted bank deposits of $43.6 million as of December 31, 2024, will be sufficient to fund its operations and capital expenditure for at least twelve months from the date of issuance of our consolidated financial statements included in this annual report.

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

The accompanying consolidated financial statements have been prepared on a basis which assumes that the Company will continue as a going concern. From inception to December 31, 2024, the Company has incurred cash outflows from operations, losses from operations, and has an accumulated deficit of $205.0 million.

Cash Flows

The following table summarizes our consolidated statement of cash flows for the periods presented. The below discussion beneath the table omits a description of our cash flows for the year ended December 31, 2024. In order to view that discussion, please see “ITEM 5. Operating and Financial Review and Prospects Liquidity and Capital Resources” in our Annual Report on Form 20-F for the year ended December 31, 2023, which we filed with the SEC on March 21, 2024:

	Year Ended December 31,
	2024	2023

Net cash provided by (used in):
Operating activities	$(13,624)	$(10,465)
Investing activities	(8,397)	(34,321)
Financing activities	19,394	22,917

Net cash used in operating activities

Net cash used in all periods resulted primarily from our net loss adjusted for non-cash items and changes in components of working capital. Adjustments of non-cash items include depreciation and amortization, share-based compensation, revaluation of warrants and changes in assets and liabilities items.

Net cash used in operating activities increased to approximately $13.6 million in the year ended December 31, 2024 compared to net cash used in operating activities of approximately $10.5 million in the year ended December 31, 2023, primarily as a result of our operational net loss, partially offset by adjustment of non-cash items, share-based compensation, revaluation of warrants and contingent liabilities.

Net cash used in investing activities

Net cash used in investing activities primarily derives from investment in short term banks deposits and from purchases of property and equipment mainly related to scaling up our production facility, offset by interest received from short term bank deposit. Net cash used in investing activities was $8.4 million in the year ended December 31, 2024, compared to $34.3 million provided during the year ended December 31, 2023, primarily result of investment in short- term bank deposits and investments in property and equipment.

Net cash provided by financing activities

Net cash provided by financing activities consists of proceeds from the issuance of shares and the exercise of options, offset primarily by the repayment of liabilities in respect of Teva. For the year ended December 31, 2024, net cash provided by financing activities was $19.4 million, compared to $22.9 million for the year ended December 31, 2023. The decrease is primarily due to a reduction in proceeds from the issuance of shares and an increase in the repayment of liabilities in respect of Teva.

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

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company which was incorporated in Israel, of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area”, in accordance with the definition under section 3A of the Israeli Income Tax Ordinance (New Version) 1961 (the “Ordinance”). An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following tax benefits, among others, are available to Industrial Companies:

•
amortization of the cost of purchased a patent, rights to use a patent, and know-how, which are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;

•	under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies controlled by it; and

•	expenses related to a public offering are deductible in equal amounts over a three year period commencing on the year of the offering.

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

C.          Research and Development, Patents and Licenses, etc.

Our research and development strategy is centered on developing our patented proteolytic enzyme technology, which underlies NexoBrid and EscharEx, into additional products for high value indications. Our research and development team is located at our facilities in Yavne, Israel, and consists of 31 employees as of December 31, 2024 and is supported by highly experienced consultants in various research and development disciplines.

We have received government grants (which are subject to repayment in manner of royalties from future sales) as part of the NexoBrid and EscharEx research and development programs approved by the IIA. The total gross amount of grants actually received by us from the IIA, including accrued interest and net of royalties actually paid, totaled approximately $13.9 million as of December 31, 2024 and the amortized cost (using the interest method) of the liability totaled approximately $8.3 million and $7.8 million as of December 31, 2024 and 2023, respectively. Because the repayment of IIA grants is in the form of future royalties, the balance of the commitments to the IIA is presented as an amortized liability on our balance sheet. As of December 31, 2024, we had accrued and paid royalties to the IIA totaling $2.2 million.

We received funds from BARDA in accordance with the terms of our BARDA contracts. As of December 31, 2024 the Company has recognized a cumulative total of $99.0 million in revenues from development services from BARDA for its participation in NexoBrid’s research and development programs.

We received funds from DoD and MTEC in accordance with the terms of our DoD and MTEC contracts. As of December 31, 2024 the Company has recognized a cumulative total of $9.5 million in revenues from development services from DOD and MTEC for its participation in the program to develop NexoBrid as a non-surgical solution for field-care burn treatment for the U.S. Army. For a description of our research and development policies for the last three years, see “ITEM 4.B. Business Overview-Research and Development.”

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

Specific developments that may potentially impact our operating performance in an adverse manner include:

•
potential reluctancy of central banks in Europe and the U.S. to reduce interest rates for fear of an uptick in inflation, which lack of action would leave interest rates at their current relatively high levels and thereby  maintain current unfavorable credit/financing conditions for our customers who purchase our products;;

•	potential contraction of economic activities and recessionary conditions that could arise as a result of the maintenance of relatively high interest rates and a decrease in consumer demand;

•
the continued depreciated value of the Euro relative to the U.S. dollar, which may have an adverse impact on the U.S.- denominated value of our European-derived revenues for purposes of our financial statements; and

•
the increase and potential future increase in tariffs imposed by the U.S. government on foreign countries, or by foreign countries on the U.S., which could broadly adversely impact the country-specific or regional economies into which our products are sold, thereby decreasing our customers’ demand for our products and resulting in a decrease in our revenues.

We cannot provide any assurances as to the extent of our resilience to the adverse impact of these specific developments in future periods.

Other than the foregoing and as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to the present time that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of March 19, 2025:

Name	Age	Position
Executive Officers
Ofer Gonen	52	Chief Executive Officer
Shmulik Hess	52	Chief Operating Officer & Chief Commercial Officer
Ety Klinger	63	Chief Research and Development Officer
Hani Luxenburg	52	Chief Financial Officer
Yaron Meyer	46	Executive Vice President, General Counsel and Corporate Secretary
Robert J. Snyder	75	Chief Medical Officer

Directors
Nachum (Homi) Shamir (2)(3)(5)	70	Chairman of the Board of Directors
Vickie R. Driver (1)(4)(5)	71	Director
David Fox (2)(3)(5)	67	Director
Shmuel (Milky) Rubinstein (1)(4)(5)	85	Director
Stephen T. Wills (1)(2)(4)(5)	68	Director

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Member of our nominating and governance committee.

(4)	Member of our research and development committee.

(5)	Independent director under the listing rules of the Nasdaq Stock Market.

Executive Officers

Ofer Gonen  has served as Chief Executive Officer of MediWound (Nasdaq: MDWD) since 2022, bringing more than 20 years of executive management and corporate development experience in the biopharmaceutical industry. Prior to MediWound, Mr. Gonen was the CEO of Clal Biotechnology Industries (TASE: CBI) and a managing partner at the Anatomy Medical Technology Fund. He is also the co-founder of Cactus Acquisition Corp. 1 (Nasdaq: CCTS) and ARTE Venture Group. Mr. Gonen served as our Board member from September 2003 until July 2022. Mr. Gonen has held board positions at leading life sciences companies, including Gamida Cell (Nasdaq: GMDA), Anchiano Therapeutics (Nasdaq: ANCN), Elicio Therapeutics (Nasdaq: ELTX), and MediWound. He also served on the boards of Colbar and Cadent, both of which were successfully acquired by Johnson & Johnson and Novartis, respectively. Mr. Gonen holds a B.Sc. in Physics, Mathematics, and Chemistry from the Hebrew University of Jerusalem and an M.A. in Economics and Finance from Tel Aviv University. He is an alumnus of the prestigious Talpiot program of the Israeli Defense Forces.

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

Dr. Robert Snyder has served as our Chief Medical Officer since January 2023. Dr. Robert J. Snyder (DPM, MSc, MBA, CWSP, FFPM RCPS) is Dean, Professor, Director of Clinical Research and Fellowship Director in Wound Care and Research at Barry University School of Podiatric Medicine. He is certified in foot and ankle surgery by the American Board of Podiatric Surgery and is also a board-certified wound specialist. Dr. Snyder is past-president of the Association for the Advancement of Wound Care and past-president of the American Board of Wound Management. Dr. Snyder has completed an MBA in Health Management from The George Washington University and the Global Clinical Scholars Research Training Program at Harvard Medical School. He holds an MSc in Wound Healing and Tissue Repair from Cardiff University, Wales College of Medicine. Dr. Snyder is a key opinion leader and sought-after speaker, lecturing extensively throughout the United States and abroad. He has published several book chapters and over 165 papers in peer reviewed and trade journals on wound care, and was the recipient of the Dr. Robert Warriner Memorial Award for excellence in wound management. Dr. Snyder serves as the Associate Editor for JAPMA and on the editorial advisory boards of Ostomy Wound Management, Wounds and as a periodic reviewer for the Lancet and NEJM. He has been a Principal Investigator on more than 65 randomized controlled trials for innovative wound healing modalities and products.

Directors

Nachum (Homi) Shamir has served as Chairman of our board of directors since August 2022. Mr. Shamir most recently the Chairman, and Chief Executive Officer of Luminex Corporation from 2014 through its sale to DiaSorin S.p.A.(“DiaSorin”) in 2021. Mr. Shamir continued to serve as President of Luminex after its sale to DiaSorin pursuant to a transition agreement with DiaSorin until June 2022. Additionally, Mr. Shamir has served as President and Chief Executive Officer of Given Imaging from 2006 through its sale to Covidien (now Medtronic) in 2014. Mr. Shamir currently serves on the Board of Directors of Stereotaxis (NYSE: STXS) and SSI Diagnostica, a private-equity owned diagnostics company. Mr. Shamir holds a Bachelor of Science degree from the Hebrew University of Jerusalem and a Master of Public Administration from Harvard University.

Vickie R. Driver has served as a member of our Board since May 2017. Dr. Driver is board certified in foot surgery by the American Board of Podiatric Surgery and is a Fellow at the American College of Foot and Ankle Surgeons, licensed in Rhode Island. Her career as a podiatric physician and surgeon has included a special emphasis on limb preservation and wound healing in her medical practice, as well as, research and education. Dr. Driver has been a Professor of Surgery in the Department of Orthopedics at Brown University (Clinical) since 2014. She has served for 9 years on the Board of Directors for the Association for the Advancement of Wound Care (“AAWC”), and recently completed her tenure as President for this international organization. Dr. Driver is also the chair of Wound Care Experts and U.S. Food and Drug Administration (“FDA”) Clinical Endpoints Project. She has just been named to serve as member at large to the Board of Directors of the Wound Healing Society (“WHS”) and Board Member to the Critical Limb Ischemia (“CLI”) Global Society. In addition, she serves on multiple national and international clinical committees that focus on preventing limb loss and improving wound healing in the high risk population. She has served as an investigator for more than 70 important multi center randomized clinical trials, as well as developed and supervised multiple research fellowship training programs. She has served and chaired multiple committees for large national and international pivotal clinical trials and has authored over 120 publications and abstracts. Dr. Driver is credited with the development and directorship of multiple major multidisciplinary Limb Preservation- Wound Healing Centers of Excellence, including Military/VA, Hospital and University based programs. Since 2015, she has served as Director, Translational Medicine, Wound Healing at the Novartis Institute for Biomedical Research. From 2011 to 2014, she was Program Director, Inaugural Educational Committee at the American College of Wound Healing and Tissue Repair at University of Illinois School of Medicine. From 2011 to 2015, she was also Scientific Director, Colorado Prevention Center, Wound Care Laboratory at the University of Colorado. From 2012 to 2015, Dr. Driver held a number of positions at the Providence Veterans Administration Medical Center in Rhode Island, including Chief, Section of Podiatric Surgery and Director, Clinical Research, Limb Preservation and Wound Healing. Prior thereto, she held various positions at multiple major multidisciplinary Limb Preservation - Wound Healing Centers of Excellence. Dr. Driver received a Doctorate of Podiatric Medicine and Surgery from the California College of Podiatric Medicine and Surgery and a Masters in Medical Education from Samuel Merritt University.

Mr. David Fox has served as a member of our board of directors since April 2020, bringing decades of deal and corporate governance expertise. Mr. Fox was most recently a partner at Kirkland & Ellis LLP and served as a member of its Global Executive Management Committee until 2019.  Prior to joining Kirkland, Mr. Fox was a partner at Skadden, Arps, Slate, Meagher & Flom LLP, where he was a member of its governing committee.  Mr. Fox is a member of the executive committee and board of directors of the Park Avenue Armory, which enables artists to create and audiences to experience epic, adventurous work while also offering arts education programs at no cost to public school students, and is chairman of the advisory board of New Alternatives for Children, an organization that provides support to families caring for medically fragile children.  Mr. Fox is the principal of David Fox & Co. LLC an advisory business and CEO of Bald Productions LLC, a movie and television development and production company.  He is also an advisor to Longacre Square Partners, a communications and special situations advisory firm and to Nardello & Co, a global investigations firm.  In addition, Mr. Fox serves on the executive committee and the board of governors, and is an honorary fellow, of the Hebrew University, Jerusalem.  He holds an LL.B. degree from Jerusalem University, Israel.

Shmuel “Milky” Rubinstein has served as a member of our board since August 2023. Mr. Rubinstein brings a distinguished record of leadership in the pharmaceutical and biotechnology sectors to our board. Currently serving as Chairman of Trima Pharma, Milky’s expertise extends across various prominent board roles, including Strata Skin Sciences (SSKN), Medison Biotech, and Keystone Dental. Notably, he held the esteemed position of CEO at Taro Pharmaceuticals (TARO), overseeing its successful acquisition by SUN Pharma. Milky’s extensive board engagements also encompass Kamada (KMDA), Exalenz (Acquired by VIVO), and Clal Biotechnology Industries (CBI). With a proven track record, Milky Rubinstein’s insights are poised to contribute significantly to our company’s strategic direction and growth.

Stephen T. Wills has served as a member of our Board since May 2017, as Chairman of our Board since October 2017 and as Chairman of our board since May 2019. Mr. Wills serves as Chief Financial Officer (since 1997) and Chief Operating Officer (since 2011) of Palatin Technologies, Inc. (NYSE: PTN), a biopharmaceutical company developing targeted, receptor-specific peptide therapeutics for the treatment of diseases with significant unmet medical need and commercial potential. Mr. Wills has served on the board of directors of Enzon Pharmaceuticals (OTC: ENZN), positioned as a public company acquisition vehicle, since January 2025. Mr. Wills serves on the boards of Gamida Cell Ltd. (Nasdaq: GMDA), a leading cellular and immune therapeutics company from March 2019 through June 2024 (chairman of audit committee and member of the compensation and finance committee) , when Gamida was acquired and of Amryt Pharma, a biopharmaceutical company focused on developing and delivering treatments to help improve lives of patients with rare and orphan diseases since September 2019 until April 2023, when Amryt was acquired by Chiesi Farmaceutici. Mr. Wills also serves on the board of trustees and executive committee of The Hun School of Princeton, a college preparatory day and boarding school since 2013, and its chairman since June 2018 until his retirement in June 2023. Mr. Wills served on the board of directors of Caliper Corporation, a psychological assessment and talent development company since March 2016 and as chairman from December 2016 until December 2019, when Caliper was acquired by PSI Corporation. Mr. Wills served as executive chairman and interim principal executive officer of Derma Sciences Inc. a provider of advanced wound care product from December 2015 to February 2017, when Derma Sciences was acquired by Integra Lifesciences (Nasdaq: IART). Previously, Mr. Wills served on the Board of Derma Sciences as the lead director and chairman of the audit committee from June 2000 to December 2015. Mr. Wills served as the Chief Financial Officer of Derma Sciences from 1997 to 2000. Mr. Wills served as the president and Chief Operating Officer of Wills, Owens & Baker, P.C., a public accounting firm from 1991 to 2000. Mr. Wills, a certified public accountant, earned his Bachelor of Science in accounting from West Chester University, and a Master of Science in taxation from Temple University.

There are no family relationships among any of our executive officers or directors.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B.          Compensation

Compensation of Directors and Executive Officers

The table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2024. All amounts reported in the table reflect the cost to the company, as recognized in our financial statements for the year ended December 31, 2024.

Name and Position	Salary & Social Benefits(1)	Bonus	Share-Based Payment(2)	Other Compensation (3)	Total
	(thousand U.S. dollars)(4)

Ofer Gonen, Chief Executive Officer	606	185	986	59	1,836
Shmulik Hess, Chief Operations Officer & Chief Commercial Officer	315	74	265	41	695
Hani Luxenburg, Chief Financial Officer	287	68	163	40	558
Ety Klinger, Chief Research & Development Officer	298	69	159	17	543
Yaron Meyer, Executive Vice President, General Counsel & Corporate Secretary	253	54	131	11	449

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

(2)
Represents the equity-based compensation expenses recorded in the company’s consolidated financial statements for the year ended December 31, 2024 based on the options’ grant date fair value in accordance with accounting guidance for equity-based compensation.

(3)
Represents the other benefits to such officer, which includes either or both of (i) car expenses, including lease costs, gas and maintenance, provided to the officers, (ii) vacation benefits and (iii) severance payment.

(4)
Converted (i) from NIS into U.S. dollars at the rate of NIS 3.7 = U.S.$1, based on the average representative rate of exchange between the NIS and the U.S. dollar in the year ended December 31, 2024 as reported by the Bank of Israel in the year ended December 31, 2024.

The aggregate compensation paid and equity-based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended December 31, 2024 was $5.3 million. As of December 31, 2024, options to purchase 303,276 ordinary shares, exercisable at a weighted average exercise price of $17.1 per share, and restricted share units (“RSUs”) that may be settled for 45,965 ordinary shares, in each case granted to our directors and executive officers, were outstanding under our equity incentive plans. We do not have any written agreements with any director for benefits upon the termination of such director’s relationship with our company or its subsidiaries.

Employment Agreements with Executive Officers

We have entered into written employment agreements with all of our executive officers, which include standard provisions for a company in our industry regarding non-competition/solicitation, confidentiality of information and assignment of inventions. Except for Ofer Gonen, our Chief Executive Officer, our executive officers will not receive benefits upon the termination of their respective employment with us, other than payment of salary and benefits (and limited accrual of vacation days) during the required notice period for termination of their employment, which varies for each individual. Upon termination of his employment, Mr. Gonen is entitled to a one-time termination payment of six months of salary.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, there are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their service as directors of our company.

Share Incentive Plans

2014 Equity Incentive Plan

In March 2014, we adopted and obtained shareholder approval for our 2014 Equity Incentive Plan, which was amended as of December 18, 2018 (the “2014 Plan”). The 2014 Plan provides for the grant of options, restricted shares, RSUs and other share-based awards to our and our subsidiaries’ and affiliates’ directors, employees, officers, consultants and advisors, among others and to any other person whose services are considered valuable to us or them, to continue as service providers, to increase their efforts on our behalf or behalf of a subsidiary or affiliate and to promote the success of our business. Following the approval of the 2014 Plan by the Israeli tax authorities, we are only granting options or other equity incentive awards under the 2014 Plan, which shares will be rolled over to a new share incentive plan— the 2024 Share Incentive Plan— that we have adopted.

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

We granted awards under the 204 Plan under the capital gains track of Section 102(b)(2) of the Ordinance only to our employees, directors and officers who are not controlling shareholders and are considered Israeli residents.

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

2024 Share Incentive Plan

Because the 2014 Plan expired in March 2024, we adopted a new share incentive plan—the 2024 Share Incentive Plan (the “2024 Plan”) - and obtained our shareholders’ approval for that plan at an extraordinary general meeting of shareholders that took place in December 2024. Outstanding grants under the 2014 Plan will remain subject to the 2014 Plan even after the expiration of that plan, but any ordinary shares available under the 2014 Plan as of the adoption of the 2024 Plan, or that subsequently become available under the 2014 Plan due to the expiration, cancellation, forfeiture or other surrender of outstanding grants under the 2014 Plan (up to 1,158,641 ordinary shares in total), are (or will become) available for new grants under the 2024 Plan.

Authorized Shares.    Upon its effectiveness, the 2024 Plan had a total of 280,375 ordinary shares reserved and initially available for issuance, consisting entirely of 280,375 shares that were rolled over from the 2014 Plan. Out of that initial pool of shares, the number of ordinary shares that may be issued upon the exercise of incentive stock options (within the meaning of Section 422 of the Code is capped at 280,375.

In addition to the foregoing 280,375 ordinary shares initially available under the 2024 Plan, up to 1,158,641 ordinary shares that underlie outstanding awards under the 2014 Plan may become available for issuance under the 2024 Plan. Similarly, ordinary shares from among the initial 280,375 shares reserved under the 2024 Plan that become subject to an award and are ultimately not issued (for any reason) will become available once again under the 2024 Plan.

In keeping with the recommendation of institutional shareholder and proxy advisory groups, the 2024 Plan does not contain an “evergreen” provision that provides for an automatic annual increase in the number of ordinary shares available under the plan. Instead, we will request shareholder approval for any increase in the pool of shares available under the 2024 Plan.

Administration.    A duly authorized committee of our board of directors (which, based on prior authorization by our board, is our compensation committee), or, in the absence of any such committee, the board itself, will administer the 2024 Plan. Under the 2024 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2024 Plan and any award agreements or awards granted thereunder, designate recipients of awards, determine and amend the terms of awards and take all actions and make all other determinations necessary for the administration of the 2024 Plan.

Eligibility.    The 2024 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Ordinance and Section 3(i) of the Ordinance, and, for awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes, Section 422 of the Code and Section 409A of the Code.

Awards.    The 2024 Plan provides for the grant of share options (including incentive stock options and nonqualified stock options), ordinary shares, restricted shares, restricted share units and other share-based awards to employees, directors, officers, consultants, advisors and any other persons or entities who provides services to the company or any parent, subsidiary or affiliate thereof, subject to the terms and conditions of the 2024 Plan. Options granted under the 2024 Plan to our employees who are U.S. residents may qualify as incentive stock options or may be non-qualified stock options.

Grant and Exercise.    All awards granted pursuant to the 2024 Plan will be evidenced by an award agreement in a form approved, from time to time, by the administrator in its sole discretion. Unless otherwise determined by the administrator and stated in the award agreement, and subject to the conditions of the 2024 Plan, awards vest and become exercisable under the following schedule: 25% of the shares covered by the award, on the first anniversary of the vesting commencement date determined by the administrator (and in the absence of such determination, the date on which such award was granted), and 6.25% of the shares covered by the award at the end of each subsequent three-month period thereafter over the course of the following three years; provided that the grantee remains continuously as an employee or provides services to the company throughout such vesting dates. The exercise period of an award will be ten years from the date of grant of the award, unless otherwise determined by the administrator and stated in the award agreement.

Termination of Employment.    In the event of termination of a grantee’s employment or service with the company or any of its affiliates (including by reason of death, disability or retirement), different rules apply as to the length of time during which all vested and exercisable awards held by such grantee as of the date of termination may be exercised after such date of termination. In the case of termination due to death during employment or service for the company or any of its affiliates, or within the three month period (or such longer period of time as determined by the board, in its discretion) after the date of termination, any outstanding awards shall automatically vest (to the extent not yet vested).

Any awards which are unvested as of the date of such termination (other than in the case of death, as described above) or which are vested but not then exercised within the applicable period following such date, will terminate and the shares covered by such awards shall again be available for issuance under the 2024 Plan.

Notwithstanding any of the foregoing, if a grantee’s employment or services with us or any of our affiliates is terminated for “cause” (as defined in the 2024 Plan), all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination and the shares covered by such awards shall again be available for issuance under the 2024 Plan. In the case of termination for cause, any shares issued upon exercise or (if applicable) vesting of awards, shall be deemed to be irrevocably offered for sale to us.

Adjustments due to Transactions.    The 2024 Plan provides for appropriate adjustments to be made to the plan and to outstanding awards under the plan in the event of a share split, reverse share split, share dividend, distribution, recapitalization, combination, reclassification of our shares, or any similar recapitalization events.

In the event of any type of merger, consolidation, similar transaction with or into another corporation, exchange of shares, a business combination, a reorganization, a spin-off or other corporate divestiture or division, or other similar occurrences, any adjustments as determined by the compensation committee may be made without the need for a consent of any holder of an award.

With respect to the distribution of a cash dividend to all holders of ordinary shares, the compensation committee shall have the authority to determine, without award holder consent, that the exercise price of any award that is outstanding and unexercised on the record date of such distribution, shall be reduced by an amount equal to the per share gross dividend amount distributed by us. The compensation committee may determine that the exercise price following such reduction shall be not less than the par value of a share. The approval of our shareholders will need to be obtained for that reduction in exercise price.

In the event of a sale of all, or substantially all, of our ordinary shares or assets, a merger, consolidation amalgamation, or similar transaction, or certain changes in the composition of the board of directors, or liquidation or dissolution, or such other transaction or circumstances that the Board determines to be a relevant transaction, then the compensation committee shall make determinations with respect to the treatment of awards in accordance with certain pre-set criteria, which depend upon whether the consideration in such transaction consists of shares, other securities and/or cash.

Amendment and Termination.    The board may suspend, terminate, modify or amend the 2024 Plan at any time; provided that no termination or amendment of the 2024 Plan shall affect any then outstanding award unless expressly provided by the board. Shareholder approval of any amendment to the 2024 Plan will be obtained to the extent necessary to comply with applicable law. The administrator at any time and from time to time may modify or amend any award theretofore granted under the 2024 Plan, including any award agreement, whether retroactively or prospectively.

Limitation on Option/Other Award Repricing.    The 2024 Plan generally allows us to reprice options that we grant under the plan only if we obtain shareholder approval. However, the exercise price per share of an existing award may be reduced by the compensation committee by the amount of a dividend that we declare on our ordinary shares while the award is outstanding. That would enable a grantee to benefit from a dividend that we declare and that all of our shareholders receive.

The following table provides information regarding the outstanding options to purchase our ordinary shares, and RSUs held by each of our directors and executive officers who beneficially owns greater than 1% of our ordinary shares (after including shares underlying options or RSUs) as of March 15, 2025:

Name	Number of Options	Number of RSUs	Grant Date	Exercise Price - $	Vested Options/RSU’s	Expiration Date
Ofer Gonen	85,714		07/06/2022	14.42	58,928	06/06/2032
		35,714	07/06/2022	0	15,625
	86,000		31/05/2023	11.89	37,625	30/05/2033
	94,273		26/02/2024	12.73	23,568	25/02/2034
		11,784	26/02/2024	0	2,946
	68,000		11/02/2025	18.54	0	10/02/3035
		8,500	11/02/2025	0	0

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

In accordance with the exemption available to foreign private issuers under Nasdaq rules, we are not required to comply with the requirements of the Nasdaq rules with regard to having a majority of independent directors on our board of directors, as long as we follow Israeli law and practice, in accordance with which our board of directors includes at least two external directors. However, because we have elected under the Israeli Companies Law regulations to opt-out from compliance with Israeli law requirements related to appointment of external directors and audit and compensation committee composition (as described under “External Directors” below), we are not permitted to also exempt ourselves from the Nasdaq majority independent directors requirement. Our board of directors has determined that all current directors are independent under the Nasdaq Stock Market listing rules such that we comply with the Nasdaq majority independence rule.

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

Our audit committee consists of Stephen T. Wills (chairperson), Vickie R. Driver  and Shmuel (Milky) Rubinstein, each of whom is an independent director in accordance with Rule 10A-3(b)(1) under the Exchange Act and satisfies the independent director requirements under the Nasdaq Stock Market listing rules. All members of our audit committee meet the requirements for financial literacy under the applicable listing rules of the Nasdaq Stock Market. Our board of directors has determined that Stephen T. Wills is an “audit committee financial expert,” as defined in the SEC regulations, and possesses accounting and financial expertise, as defined under the Israeli Companies Law.

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

Our board of directors has adopted an audit committee charter that sets forth the responsibilities of the audit committee consistent with the rules and regulations of the SEC and the Nasdaq Stock Market listing rules, as well as the requirements for such committee under the Israeli Companies Law, including, but not limited to, the following:

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

•
reviewing and discussing with management and MediWound independent auditors MediWound’s earnings press releases, including the use of any pro forma, adjusted or other non-GAAP (or non-IFRS compliant) financial information, before their release to the public;

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

•	reviewing with management and the independent auditor risks of material misstatements due to fraud, and the process and controls implemented by MediWound to manage the risks;

•
recommending to the Board the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law, approve the internal auditor’s work plan, and review and discuss the internal auditor’s work on a quarterly basis;

•
reviewing and monitoring, as appropriate, (i) litigation or other legal matters that could have a material impact on MediWound’s financial results; and (ii) significant findings of any examination by regulatory authorities or agencies, in the areas of securities, accounting or tax;

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

•
reviewing and considering the approval of related party transactions, including transactions between MediWound and a controlling shareholder (as defined under the Israeli Companies Law) or a transaction with another person in which a controlling shareholder has a personal interest, and transactions involving an office holder (as defined in the Israeli Companies Law) of MediWound that may present a conflict of interest between the duties of such office holder to MediWound and his or her personal interests, in each case in accordance with Nasdaq listing rules, the Israeli Companies Law or as referred by the Board;

•
confirming that MediWound’s independent auditors are informed of the audit committee’s understanding of MediWound’s related party transactions that are significant to MediWound; and reviewing and discussing with MediWound’s independent auditors the auditors’ evaluation of MediWound’s identification of, accounting for, and disclosure of, its related party transactions, including any significant matters arising from the audit regarding MediWound’s related party transactions;

•
discussing MediWound’s policies with respect to risk assessment and risk management, and reviewing contingent liabilities and risks that may be material to MediWound and relevant major legislative and regulatory developments that could materially impact MediWound’s contingent liabilities and risks;

•	reviewing periodically MediWound’s major financial risk exposures and MediWound’s policies for managing such risks;

•	conducting or authorizing investigations into any matters within the audit committee’s scope of responsibilities; and

•	reviewing and approving any material change or waiver in MediWound’s Code of Conduct regarding directors or executive officers, and disclosures made in MediWound’s annual report.

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

Nasdaq listing rules composition requirements

Under Nasdaq corporate governance rules, we are required to maintain a wholly-independent compensation committee consisting of at least two independent directors or, if we choose to follow requirements under Israeli law, we must disclose that fact in this annual report. Each of the members of the compensation committee is required to be independent under the Nasdaq rules relating to compensation committee members and Rule 10C-1(b)(1) under the Exchange Act, which are different than the general test for independence of board members.

Our compensation committee consists of Nachum Shamir (chairperson), David Fox and Stephen T. Wills, each of whom is an independent director under the Nasdaq Stock Market listing rules and each of whom satisfies the above-described additional requirements for compensation committee members under the Nasdaq rules and Exchange Act.

Compensation committee charter and role

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the compensation committee, which include, but are not limited to:

•	the responsibilities set forth in the compensation policy;

•	reviewing and approving the granting of options and other incentive awards to the extent such authority is delegated by our board of directors; and

•	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

Nominating and Governance Committee

Under Nasdaq corporate governance rules, director nominees must either be selected, or recommended for the Board’s selection, either by independent directors constituting a majority of the Board’s independent directors in a vote in which only independent directors participate, or a nominations committee comprised solely of independent directors. If we choose to exempt ourselves from that requirement in accordance with our home country practices, we must disclose that fact in this annual report. Each of the members of the nominating committee is required to be independent under the Nasdaq rules.

Our Board has established a nominating and governance committee, whose members consist of David Fox (chairperson)  and Nachum Shamir and, each of whom has been determined by our Board to meet the Nasdaq independence requirement, with Mr. Fox serving as chair. Our board of directors has adopted a nominating and governance committee charter setting forth the responsibilities of the committee, which include, but are not limited to:

•	overseeing and assisting our board in reviewing and recommending nominees for election of directors;

•	assessing the performance of the members of our board; and

•
establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our business.

Research and Development Committee

Our Board has established a research and development committee, which is composed of Vickie R. Driver (chairperson), Stephen T. Wills and Shmuel (Milky) Rubinstein, with Dr. Driver serving as chairperson. The primary functions of the research and development committee include, but are not limited to:

•	overseeing the Company’s scientific, technical, research and development strategy, and the implementation thereof; and

•	advising our board of directors and management regarding program prioritization, clinical development strategy, regulatory strategy and interactions, and related matters.

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

As of December 31, 2024, we had 111 employees, 101 of whom were based in Israel and 10 based throughout Europe and employed by our German subsidiary. The distribution of our employees according to main areas of activity is as follows: 15 employees in the administrative department, 31 employees in the research and development department, 55 employees in the manufacturing department and 10 employees in the sales and marketing department. As of December 31, 2024, we did not employ a significant number of temporary employees.

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

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of March 15, 2025 by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. The percentage of shares beneficially owned is based on 11,251,766 ordinary shares issued and outstanding as of March 15, 2025. Ordinary shares that are issuable under stock options or RSUs that are currently exercisable or exercisable within 60 days of March 15, 2025 are deemed to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the number of shares and percentage ownership of that person. Those shares are not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person. All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. See “ITEM 10.B. Articles of Association.” None of our principal shareholders nor our directors or executive officers possesses different or special voting rights with respect to their ordinary shares. Unless otherwise noted below, each shareholder’s address is c/o MediWound Ltd., 42 Hayarkon Street, Yavne 8122745, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “ITEM 7.B. Related Party Transactions.”

Name of Beneficial Owner	Number of Shares Beneficially Held	Percentage of Class
Directors and Executive Officers
Nachum (Homi) Shamir	*	*
Ofer Gonen	182,101	1.7%
Vickie R. Driver	*	*
David Fox	*	*
Shmuel (Milky) Rubinstein	*	*
Stephen T. Wills	*	*
Shmulik Hess	*	*
Ety Klinger	*	*
Hany Luxenburg	*	*
Yaron Meyer	*	*
Robert Snyder	*	*
All executive officers and directors as a group (11 persons)(1)	567,840	5.2%

Principal Shareholders (who are not Directors or Executive Officers)
Clal Biotechnology Industries Ltd. and affiliates (2)	1,481,521	13.7%
Israel Biotech Fund II, L.P. and affiliates (3)	787,018	7.0%
Deep Insight Limited Partnership and affiliates (4)	686,578	6.1%
Rosalind Advisors, Inc. and affiliates (6)	791,315	7.2%
Yelin Lapidot Holdings Management Ltd. And affiliates (7)	851,361	7.9%

*	Less than 1%.

(1)
Shares beneficially owned consist of 123,279 ordinary shares held directly or indirectly by such executive officers and directors and 444,561 ordinary shares issuable upon exercise of outstanding options that are currently exercisable or exercisable within 60 days of March 15, 2024.

(2)
Based solely on Schedule 13D/A filed on July 19, 2024, Clal Biotechnology Industries Ltd. (“CBI”) owns directly 308,811 ordinary shares, and may be deemed to share voting and investment power over the 1,172,710 ordinary shares owned directly by Clal Life Sciences L.P. (“CLS”), the general partner of which, Clal Application Center Ltd., is wholly owned by CBI. Each of Access Industries Holdings LLC (“AIH”), Access Industries, LLC (“Access LLC”), Access Industries Management, LLC (“AIM”), Clal Industries Ltd. (“Clal Industries”) and Mr. Blavatnik may be deemed to share voting and investment power over the ordinary shares owned directly by CBI and CLS because (i) Len Blavatnik controls AIM, AIH, Access LLC and AI International GP Limited (the general partner of AI SMS, as defined below), (ii) AIM controls Access LLC and AIH, (iii) Access LLC controls a majority of the outstanding voting interests in AIH, (iv) AIH owns a majority of the equity of AI SMS L.P. (“AI SMS”), (v) AI SMS controls AI Diversified Holdings Ltd. (“Holdings Limited”), (vi) Holdings Limited owns AI Diversified Parent S.à r.l., which owns AI Diversified Holdings S.à r.l., which owns Access AI Ltd (“Access AI”), (vii) Access AI wholly owns Clal Industries, (viii) Clal Industries is the controlling shareholder of CBI, and (ix) CBI is the sole shareholder of Clal Application Center Ltd. The Reporting Persons, other than CBI and CLS, and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities. The address of Clal Industries Ltd. is the Triangular Tower, 3 Azrieli Center, Tel Aviv 67023, Israel and the address of Access Industries Holdings LLC is c/o Access Industries Inc., 40 West 57th Street, New York, New York 10019, United States.

(3)
Based on information provided by the shareholder, the 787,018 ordinary shares include 408,397 ordinary shares that are issuable upon the exercise of warrants held directly by Israel Biotech Fund II, L.P. (“IBF II”). Israel Biotech Fund GP Partners II, L.P. (“IBF GP”) is the sole general partner of IBF II, and I.B.F Management Ltd. (“IBF Management”) is the sole general partner of IBF GP. IBF GP and IBF Management may be deemed to share voting and dispositive power with respect to the ordinary shares that are beneficially owned by IBF II. The address IBF Management is HaOgen Tower, 4 Oppenheimer St., Rehovot 7670104, Israel and the address of the other reporting persons is 75 Fort Street, Clifton House, PO Box, 1350, KY1-1108, Grand Cayman.

(4)
Based on information provided by the shareholder, the 686,578 ordinary shares include 408,397 ordinary shares that are issuable upon the exercise of warrants held directly by Deep Insight Limited Partnership (“Deep Insight”). Deep Insight Fund GP Limited Partnership (“Deep Insight GP LP”) is the sole general partner of Deep Insight, Deep Insight GP Ltd. (“Deep Insight GP Company”) is the sole general partner of Deep Insight GP LP, Deep Insight Management Ltd. (“Deep Insight Management”) is the management company of Deep Insight GP LP and each of Barak Ben-Eliezer and Dr. Eyal Kishon hold 50% of the outstanding shares of Deep Insight GP Company and Deep Insight Management. Deep Insight GP LP, Deep Insight GP Company, Deep Insight Management, Barak Ben-Eliezer and Dr. Eyal Kishon may be deemed to share voting and dispositive power with respect to the Ordinary Shares that are beneficially owned by Deep Insight. Barak Ben-Eliezer and Dr. Eyal Kishon disclaim beneficial ownership of the Ordinary Shares reported by Deep Insight herein. The address of each of the reporting persons is 2 Rachel Imeinu St., Modiin, Israel 7177190.

(5)
Based solely on Schedule 13D filed on July 19, 2024, Mölnlycke Health Care AB (“Mölnlycke”), MHC Sweden AB, Mölnlycke Holding AB, Mölnlycke AB, Rotca AB, Patricia Industries AB, and Investor AB beneficially own an aggregate of 872,093 ordinary shares, and each reporting person has sole voting power and sole dispositive power over these ordinary shares. The address of each of Mölnlycke, MHC Sweden AB, Mölnlycke Holding AB and Mölnlycke AB is Gamlestadsvägen 3C, 415 11, Göteborg, Sweden.  The address of each of Rotca AB, Patricia Industries AB and Investor AB is Arsenalsgatan 8C, SE-103 32, Stockholm, Sweden.

(6)
Based solely on Schedule 13G/A filed on February 11, 2025, Rosalind Master Fund L.P. (“RMF”) is the record owner of 628,050 shares of ordinary shares and 163,265 shares of ordinary shares issuable upon exercise of warrants. Rosalind Advisors, Inc. is the investment advisor to RMF and may be deemed to be the beneficial owner of shares held by RMF. Steven Salamon is the portfolio manager of Rosalind Advisors, Inc. and may be deemed to be the beneficial owner of shares held by RMF. Gilad Aharon is the portfolio manager and member of the Advisor which advises RMF. The reporting persons mentioned above has shared voting power and dispositive power with respect to the shares held by RMF. Notwithstanding the foregoing, Rosalind Advisors, Inc. and Mr. Salamon disclaim beneficial ownership of the shares. The address of RMF is P.O. Box 309 Ugland House, Grand Cayman KY1-1104, Cayman Islands, and the address of the rest of the reporting persons is 15 Wellesley Street West, Suite 326, Toronto, Ontario M4Y 0G7 Canada.

(7)
Based solely on Schedule 13G filed on October 1, 2024, 522,645 ordinary shares are beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd. (“Provident Funds”), and 228,098 ordinary shares are beneficially owned by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd. (“Mutual Funds”). Each Provident Funds and Mutual Funds is a wholly-owned subsidiary of Yelin Lapidot Holdings Management Ltd. (“Yelin Lapidot Holdings”). Yelin Lapidot Holdings, Mr. Dov Yelin and Mr. Yair Lapidot have shared voting power and shared dispositive power over the ordinary shares held by Provident Funds and Mutual Funds. Notwithstanding the foregoing, each of Messrs. Yelin and Lapidot, Yelin Lapidot Holdings, Provident Funds and Mutual Funds disclaims beneficial ownership of the ordinary shares. The address of each of the reporting persons is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

Changes in Ownership of Major Shareholders

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2022, except as follows: as reported in their filings with the SEC, during 2024, CBI and its affiliates have decreased their holdings from approximately 16.1% to 13.7% as a result of a dilution from the 2024 Offering as described in ITEM 5. “Operating and Financial Review and Prospects-Liquidity and Capital Resources.

Voting Rights

The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

Change in Control Arrangements

We are not aware of any arrangement that may at a subsequent date, result in a change of control of the Company.

Registered Holders

As of March 15, 2025, we had one holder of record of our ordinary shares in the United States, which is Cede & Co., the nominee of The Depository Trust Company. This shareholder held in the aggregate 85.8]% of the 10,807,689 ordinary shares issued and outstanding as of March 15, 2025. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

B.	Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2022 with any of the members of our executive officers or Board and the holders of more than 5% of our ordinary shares.

Information Rights Agreement

We have entered into an information rights agreement with CBI, which provides CBI with certain information rights relating to our financial information of the company and certain other information necessary for CBI to meet Israeli Securities Law requirements. CBI is not required to reimburse us for expenses we incur in providing such information. This agreement was expired on July 2023 due do CBI’s holdings in the Company after the 2024 Offering.

2021 Registration Rights Agreement

We are party to an amended and restated registration rights agreement, dated April 6, 2021, with certain of our shareholders (the “2021 Registration Rights Agreement”). The 2021 Registration Rights Agreement, which was approved by our shareholders at our 2021 annual general meeting of shareholders, replaced the registration rights agreement, dated March 3, 2014 (the “Original Registration Rights Agreement”), that we had entered into in connection with our initial public offering with certain of our pre-IPO shareholders, which expired by its own terms on its seven-year anniversary. The ordinary shares held by most of our pre-IPO shareholders who were party to the Original Registration Rights Agreement were no longer entitled to registration rights under that agreement as of the time that it expired, given their ability to freely sell their shares in the open market under Rule 144 of the Securities Act. However, each of CBI and Professor Lior Rosenberg, and their affiliated entities that hold ordinary shares (consisting of Clal Life Sciences LP and L.R. Research & Development Ltd., respectively) remained entitled to registration rights as of the time of the expiration of the Original Registration Rights Agreement, and we therefore entered into the Registration Rights Agreement with them as a means of extending those rights. The 2021 Registration Rights Agreement provides to the holders of our ordinary shares that are party to the agreement the right to demand that we file a registration statement or request that their ordinary shares be covered by a registration statement that we are otherwise filing. In May 2022, we filed, and the SEC declared effective, on June 3, 2022, a shelf registration statement on Form F-3 that registered the resale of the 1,819,780 shares that were then entitled to registration rights under the 2021 Registration Rights Agreement. That registration statement remains in effect as of the date of this annual report however, Professor Lior Rosenberg and his affiliated entity, L.R. Research & Development Ltd. is no longer a party to this agreement since he has ceased to be an affiliate of the Company. The registration rights under the 2021 Registration Rights Agreement are described in more detail in Exhibit 2.1 to this Annual Report, which is incorporated by reference in ITEM 10.B. Articles of Association.

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

Options

Since our inception, we have granted options to purchase our ordinary shares to our directors and executive officers. Such option agreements may contain acceleration provisions upon certain merger, acquisition or change of control transactions. We describe our option plans under “ITEM 6.B. Compensation-2003 Israeli Share Option Plan” and “ITEM 6.B. Compensation-2014 Equity Incentive Plan.” Upon the consummation of a merger or acquisition transaction, an executive officer’s options will be assumed or substituted by the surviving company, if applicable, or, in the compensation committee’s sole discretion, will vest immediately or be amended, modified or terminated. Our compensation committee approved accelerated vesting in the case of a merger or an acquisition transaction for certain of our directors and executive officers with respect to the option agreements dated December 23, 2015, June 22, 2017, January 16, 2018, December 31, 2018, May 2, 2019, April 23, 2020, March 4, 2021 and February 15, 2023, April 3, 2023, August 15, 2023, December 1, 2023, February 26, 2024 and February 11, 2025.

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

Settlement of Litigation Involving Our Company and Teva

Under a previously reported settlement agreement, as amended, we were obligated to pay Teva $10.2 million, of which twelve quarterly equal installments were paid from January 1, 2021 until December 31, 2023. In addition, commencing on January 1, 2021, we agreed to pay Teva an aggregate annual amount of $1 million in four quarterly equal installments, up to an aggregate amount equal to $7.2 million.

On July 15, 2024, we entered into Amendment No. 2 to the settlement agreement, as amended, in which we agreed to prepay Teva $4 million as the final payment due from us under this agreement, with 50% of the prepayment in cash and 50% in the form of our ordinary shares.

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

B.	Significant Changes

No significant changes have occurred since December 31, 2024, except as otherwise disclosed in this annual report.

Item 9.  THE OFFER AND LISTING

A.	Listing Details

Our ordinary shares trade on the Nasdaq Global Market under the symbol “MDWD”.

B.	Plan of Distribution

Not applicable.

C.	Markets

See “-Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum Articles of Association

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this Annual Report. Other than as disclosed below, the information called for by this Item is set forth in Exhibit 2.1 to this Annual Report on Form 20-F, which information is incorporated by reference into this ITEM 10.B. of this annual report.

C.	Material Contracts

Except as described below or otherwise described in this annual report in ITEM 4.A “History and Development of the Company”, ITEM 4.B “Business Overview”, “ITEM 5.B ‘Operating and Financial Review and Prospects—Liquidity and Capital Resources”, ITEM 6.C “Board Practices” and ITEM 7.B “Related Party Transactions”, we are not currently, nor have we been for the two years immediately preceding the date of this annual report, party to any material contract other than contracts entered into in the ordinary course of business.

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

For a description of our license agreement with Mark Klein, see “ITEM 4.B. Business Overview-Intellectual Property-Klein License Agreement.”

We have entered into an agreement with Challenge Bioproducts Corporation Ltd. (“CBC”), a corporation organized and existing under the laws of Taiwan, dated January 11, 2001, as amended on February 28, 2010, pursuant to which CBC uses proprietary methods to manufacture bromelain SP and supplies us with this intermediate drug substance in bulk quantities. According to the terms of the agreement, CBC shall not, and shall not permit related companies or a third party to, manufacture, use, supply or sell the raw materials for the use or production of a product directly or indirectly competing with any of our products. Our supply agreement with CBC has no fixed expiration date and can be voluntarily terminated by us, with at least six months’ advance written notice, or by CBC, with at least 24 months’ advance written notice.

For a description of the main lease agreement, see “ITEM 4. Properties.”

For a description of the turnkey scale-up agreement with Biopharmax Group Ltd., see “ITEM 4. Properties.”

For a description of the 2024 Share Purchase Agreement, 2024 Registration Rights Agreement, and Collaboration Agreement with Mölnlycke, see “ITEM 4.A. Information on the Company-Business Overview” and “ITEM 5.B. Operating and Financial Review and Prospects-Liquidity and Capital Resources.”

2022 Registration Rights Agreement

In connection with the PIPE Offering (as described in “ITEM 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources”), in October 2022, we entered into a registration rights agreement with the several investors named in the PIPE Securities Purchase Agreement (the “2022 Registration Rights Agreement”). Pursuant to the 2022 Registration Rights Agreement, within 45 calendar days of the date of the closing of the PIPE, we were required to file a registration statement to register for resale of (i) Pre-Funded Warrant Shares, (ii) the PIPE Ordinary Warrant Shares and (iii) the RD Ordinary Share Warrant (together, the “Registrable Securities”). Pursuant to the 2022 Registration Rights Agreement, we agreed to cause such registration statement to be declared effective under the Securities Act of 1933, as amended (the “Securities Act”), as promptly as possible after the filing thereof, but in any event no later 75 days, or in the event of a full review by the SEC, 110 days, after the closing date of the PIPE. We further agreed to use our best efforts to keep such registration statement continuously effective under the Securities Act until the date that all Registrable Securities covered by such registration statement have been sold or otherwise may be sold pursuant to Rule 144 under the Securities Act. On November 10, 2022, we filed a registration statement on Form F-1 pursuant to our obligations under the 2022 Registration Rights Agreement, which became effective on November 25, 2022.

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

Israeli Tax Considerations for Our Shareholders

Capital gains taxes applicable to non-Israeli resident shareholders

A non-Israeli resident (whether an individual or a corporation) who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel, will generally be exempt from Israeli capital gain tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel (and with respect to shares listed on a recognized stock exchange outside of Israel, so long as the particular capital gain is otherwise subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985. These provisions dealing with capital gain are not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

If not exempt, a non-Israeli resident shareholder would generally be subject to tax on capital gain at the ordinary corporate tax rate (23% in 2024), if generated by a company, or at the rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “substantial shareholder” (as defined under the Tax Ordinance), at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include, among others, the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation (23% in 2024) and a marginal tax rate of up to 47% for an individual in 2024 (excluding excess tax as discussed below)) unless contrary provisions in a relevant tax treaty apply.

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

Taxation of non-Israeli shareholders on receipt of dividends

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% unless a relief is provided in a treaty between Israel and a shareholder’s country of residence (provided that a valid certificate from the Israeli Tax Authority allowing for a reduced withholding tax rate is obtained in advance). With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding 12 months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether or not the recipient is a substantial shareholder), unless relief is provided in a treaty between Israel and the shareholder’s country of residence and provided that a valid certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance. However, a distribution of dividends to non-Israeli residents is generally subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to a Beneficiary Enterprise, or such a reduced tax rate as may be provided under an applicable tax treaty (provided that a valid certificate from the Israel Tax Authority allowing for a reduced withholding tax rate or such lower tax rate as may be provided in an applicable tax treaty is obtained in advance). For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by an Approved Enterprise or Beneficiary Enterprise, that are paid to a U.S. corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise or Beneficiary Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for such a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. The aforementioned rates under the United States-Israel Tax Treaty would not apply if the dividend income is derived through a permanent establishment of the U.S. resident in Israel. If the dividend is attributable partly to income derived from an Approved Enterprise, Beneficiary Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 721,560 for 2024, which amount is generally linked to the annual change in the Israeli consumer price index (with the exception that based on new Israeli legislation, that amount, and certain other statutory amounts, will not be linked to the Israeli consumer price index for the years 2025-2027), including, but not limited to, dividends, interest and capital gain. According to new legislation, in effect as of January 1, 2025, an additional 2% excess tax is imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), to the extent that an individual's Capital Sourced Income exceeds the specified threshold of NIS 721,560 (and regardless of the employment/or business income amount of such individual). This new excess tax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

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

Subject to the discussion below under “-Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income (or withholding) tax on dividends received by you on your ordinary shares, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business (or, if required by an applicable income tax treaty, the dividends are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

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

Subject to the discussion below under “-Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such ordinary shares unless:

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

Based on our current estimates of our gross income and the estimated fair market value of our gross assets and the nature of our business, we do not believe we were classified as a PFIC for the taxable year ending December 31, 2024. However, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. Further, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares or an increase in the value of our passive assets (including cash and short term investments) may result in our becoming a PFIC. There can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below) and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.” Certain elections may be available that would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares.

If a U.S. Holder makes a valid mark-to-market election for the first tax year in which such U.S. Holder holds (or is deemed to hold) ordinary shares in a corporation and for which such corporation is determined to be a PFIC, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to-market election is available only if we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange.” Our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares, are traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq is a qualified exchange for this purpose and, consequently, if the ordinary shares are regularly traded, the mark-to-market election will be available to a U.S. Holder. If we are a PFIC, the general tax treatment for U.S. Holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any entity in which we hold equity that is also a PFIC (a “lower tier PFIC”). Because a mark-to-market election generally would not be available with respect to any lower-tier PFICs, a U.S. Holder may continue to be subject to the PFIC rules with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in such lower-tiers PFICs.

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

Foreign Currency Risk

The U.S. dollar is our functional and reporting currency. A significant portion of our operating expenses are denominated in Israeli shekels, accounting for approximately 52%, 45% and 45% of our operating expenses in the years ended December 31, 2024, 2023 and 2022, respectively. We also have expenses in other non-dollar currencies, in particular the Euro, and for the next few years, we expect that a substantial portion of our revenues will be denominated in U.S dollar. A devaluation of the shekel in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our expenses or payables that are payable in shekels, unless those expenses or payables are linked to the U.S. dollar. Conversely, any increase in the value of the shekel in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our unlinked shekel expenses, which would have a negative impact on our profit margins.

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

	Appreciation (Devaluation) of
Period	Shekel against the U.S. dollar (%)	Euro against the U.S. dollar (%)

2022	(13.2)	(6.1)
2023	(3.1)	(3.6)
2024	(0.6)	6.3

A 10% increase (decrease) in the value of the NIS and Euro against the U.S. dollar would have increased (decreased) our net profit by (loss) approximately $1.8 million for the year ended December 31, 2024.

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

Other Market Risks

We do not believe that we have material exposure to interest rate risk due to the fact that we have no long-term debt.

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

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2024, our disclosure controls and procedures were effective at a reasonable assurance level at a reasonable level.

(b) Management Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, our management used the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2024.

(c) Attestation report of the registered public accounting firm

Somekh Chaikin, a member firm of KPMG International, an independent registered public accounting firm, to which we refer as KPMG Israel, which audited the financial statements included in this annual report containing the disclosure required by this Item 15 has issued an attestation report regarding the effectiveness of our internal control over financial reporting. That report is included in “ITEM 18. Financial Statements” on page F-2 of this annual report, which attestation report is incorporated by reference in this Item 15(c).

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

Item 16. [Reserved]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Stephen T. Wills qualifies as an “audit committee financial expert,” as defined under the U.S. federal securities laws and has the requisite financial experience defined by the Nasdaq Marketplace Rules. In addition, Stephen Wills is independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the listing standards of the Nasdaq Global Market.

Item 16B. CODE OF ETHICS

We have adopted a code of business conduct and ethics applicable to our executive officers, directors and all other employees. A copy of the code is delivered to every employee of MediWound Ltd. and its subsidiaries and is available to our investors and others on our website http://ir.mediwound.com/ or by contacting our investor relations department. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. Any waivers of this code for executive officers or directors will be disclosed through the filing of a Form 6-K or on our website. We granted no waivers under our code of ethics in 2024.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

The cost for the following professional services rendered by Somekh Chaikin, a member firm of KPMG International, Tel-Aviv, Auditor firm ID: 1057, our independent registered public accounting firm for the years ended December 31, 2024 and 2023, is as follows:

	2024	2023
Audit Fees	$394,110	$375,000
Tax Fees	24,895	23,395
Total	$419,005	$398,395

“Audit fees” are the aggregate fees paid for the audit of our annual financial statements for the years 2024 and 2023. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance, transfer pricing and tax advice on actual or contemplated transactions.

Pre-Approval Policies and Procedures

The advance approval of the audit committee or members thereof, to whom approval authority has been delegated, is required for all audit and non- audit services provided by our auditors.

 All services provided by our auditors are approved in advance by either the audit committee or members thereof, to whom authority has been delegated, in accordance with the audit committee’s pre-approval policy.

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

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

Item 16J. INSIDER TRADING POLICIES.

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the registrant. A copy of the insider trading policy is filed as Exhibit 11.1 to this annual report.

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

The Audit Committee receives periodic reports from management on our cybersecurity risks. In addition, management updates the Audit Committee, where it deems appropriate, regarding any cybersecurity incidents it considers to be significant, as well as any incidents with lesser impact potential.

Board members receive presentations on cybersecurity topics from our Chief Operations Officer, internal security staff or external experts as part of the Board’s continuing education on topics that impact public companies.

The Audit Committee reports to the full Board regarding its activities, including those related to cybersecurity. The full Board also receives periodic briefings from management on our cyber risk management program.

Our IT manager, supported by external cybersecurity consultants, is responsible for assessing and managing material risks related to cybersecurity threats. The IT manager leads our overall cybersecurity risk management program and oversees the engagement of external consultants as needed. Our external cybersecurity consultants provide CISO-level services, including strategic planning, risk management, compliance oversight, and security operations. Their team consists of seasoned professionals with 5 to 25 years of hands-on cybersecurity experience, many of whom have held classified roles within Israel’s homeland security and defense establishments.

Our management team takes steps to stay informed about and monitor  efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in our IT environment.

PART III

Item 17. FINANCIAL STATEMENTS

Not applicable.

Item 18. FINANCIAL STATEMENTS

See pages F-1 through F-49 of this annual report.

Item 19. EXHIBITS

Exhibit No.	Description

1.1	Amended and Restated Articles of Association of the Registrant, as amended(1)

1.2	Memorandum of Association of the Registrant(2)

2.1	Description of Securities(3)

4.1	Amended and Restated Registration Rights Agreement dated April 6, 2021 by and among the Registrant and certain shareholders of the Registrant(4)

4.2	Information Rights Agreement by and between Clal Biotechnology Industries Ltd. and the Registrant(5)

4.3	Founders and Shareholders Agreement, dated January 2001, by and among Clal Biotechnology Industries Ltd., L.R. R & D Ltd., Professor Lior Rosenberg and the Registrant(6)

4.4†	Supply Agreement, dated January 11, 2001, as amended, by and between the Registrant and Challenge Bioproducts Corporation Ltd.(7)

4.5†	License Agreement, dated September 22, 2000, as amended, by and between the Registrant and Mark Klein(8)

4.6	Patent Purchase Agreement, dated November 24, 2010, by and between the Registrant and L.R. R & D Ltd.(9)

4.7*	Form of Indemnification Agreement(10)

4.8*	2014 Equity Incentive Plan(11)

4.9*#	2024 Equity Incentive Plan

4.10*	MediWound Ltd.’s Compensation Policy for Executive Officers and Directors(12)

4.11.1†	BARDA Contract, dated September 29, 2015, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority(13)

4.11.2†	Modification to the BARDA Contract, dated October 7, 2015, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority(14)

4.11.3†	Modification to the BARDA Contract, dated January 29, 2017, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority(15)

4.11.4†	Modification to the BARDA Contract, dated July 9, 2017, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority(16)

4.11.5†	Modification to the BARDA Contract, dated May 24, 2019, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority(17)

4.11.6†	Modification to the BARDA Contract, dated February 28, 2020, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority(18)

4.11.7†	Modification to the BARDA Contract, dated February 9, 2022, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority(19)

4.12†	BARDA Contract, dated September 30, 2018, by and between the Registrant and the U.S. Biomedical Advanced Research and Development Authority(20)

4.14	Unprotected Lease Agreement, dated July 13, 2023 between the Registrant and Yezum-Tech(21)

4.15
Settlement Agreement and Mutual General Release, dated as of March 24, 2019, by and among Teva Pharmaceuticals Ltd. and MediWound Ltd. and Certain Indemnity in connection with Settlement Agreement dated as of March 24, 2019 by MediWound Ltd.(22)

4.16	Amendment No. 1 to Settlement Agreement and Mutual General Release as of December 13, 2020, by and among Teva Pharmaceuticals Ltd. and MediWound Ltd.(23)

4.17	Amendment No. 2, dated July 15, 2024, to Settlement Agreement and Mutual General Release, dated March 24, 2019, by and between MediWound Ltd. and Teva Pharmaceutical Industries Ltd.(24)

4.18†#	License Agreement, dated as of May 6, 2019, by and between the Registrant and Vericel Corporation(25)

4.19†#	Supply Agreement, dated as of May 6, 2019, by and between the Registrant and Vericel Corporation(26)

4.20	Form of Series A Ordinary Share Purchase Warrant issued in September 2022 pursuant to a registered direct offering of the Registrant (27)

4.21	Form of Series A Ordinary Share Purchase Warrant issued in October 2022 pursuant to a private placement (PIPE) of the Registrant (28)

4.22	Form of Placement Agent Ordinary Share Purchase Warrant issued by the Registrant in October 2022 to its exclusive placement agent for its registered direct offering and PIPE (29)

4.23	Registration Rights Agreement, entered into in October 2022, by and between the Registrant and the purchasers of its securities in a registered direct offering (30)

4.24	Turnkey scale-up agreement with Biopharmax Group Ltd.(31)

4.25	Form of Share Purchase Agreement, dated July 15, 2024, by and between the Company and the purchasers listed on the signature pages thereto(32)

4.26	Form of Registration Rights Agreement, dated July 15, 2024, by and between the Company and the purchasers of the Company’s ordinary shares listed on the signature pages thereto(33)

4.27	Collaboration and Rights Agreement, dated July 15, 2024, by and between the Company and Mölnlycke Health Care AB(34)

8.1	List of subsidiaries of the Registrant(35)

11.1#	Insider Trading Policy

12.1#	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

12.2#	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

13.1##	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith

13.2##	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith

15.1#	Consent of Somekh Chaikin, a member firm of KPMG International, an independent registered public accounting firm

97.1	Policy for Recovery of Erroneously Awarded Compensation(36)

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline XBRL document)

†
Portions of this exhibit have been omitted pursuant to Instruction 4(a) to Exhibits to Form 20-F because they are both (i) not material and (ii) the type that the Registrant treats as private or confidential.

*	Indicates management contract or compensatory plan or arrangement.
#	Filed herewith.
##	Furnished herewith.
(1)
Previously filed with the SEC on March 21, 2024 as Exhibit 1.1 to the Registrant’s annual report on Form 20-F for the year ended December 31, 2023 (File No. 001-36349) and incorporated by reference herein.

(2)	Previously filed with the SEC on March 3, 2014 as Exhibit 3.3 to the Registrant’s registration statement on Form F-1 (File No. 333-193856) and incorporated by reference herein.
(3)
Previously filed with the SEC on March 21, 2024 as Exhibit 2.1 to the Registrant’s annual report on Form 20-F for the year ended December 31, 2023 (File No. 001-36349) and incorporated by reference herein.

(4)
Previously furnished to the SEC on May 5, 2021 as Appendix B to the Registrant’s proxy statement for its 2021 annual general meeting of shareholders held on June 15, 2021, attached as Exhibit 99.1 to the Registrant’s report of foreign private issuer on Form 6-K (File No. 001-36349) and incorporated by reference herein.

(5)	Previously filed with the SEC on March 3, 2014 as Exhibit 4.3 to the Registrant’s registration statement on Form F-1 (File No. 333-193856) and incorporated by reference herein.
(6)	Previously filed with the SEC on February 10, 2014 as Exhibit 10.2 to the Registrant’s registration statement on Form F-1 (File No. 333-193856) and incorporated by reference herein.
(7)	Previously filed with the SEC on February 10, 2014 as Exhibit 10.6 to the Registrant’s registration statement on Form F-1 (File No. 333-193856) and incorporated by reference herein.
(8)	Previously filed with the SEC on February 10, 2014 as Exhibit 10.7 to the Registrant’s registration statement on Form F-1 (File No. 333-193856) and incorporated by reference herein.
(9)	Previously filed with the SEC on February 10, 2014 as Exhibit 10.4 to the Registrant’s registration statement on Form F-1 (File No. 333-193856) and incorporated by reference herein.
(10)
Previously furnished to the SEC on June 9, 2022 as Appendix A to the Registrant’s proxy statement for its 2022 annual general meeting of shareholders held on July 19, 2022, attached as Exhibit 99.1 to the Registrant’s report of foreign private issuer on Form 6-K (File No. 001-36349) and incorporated by reference herein.

(11)
Previously filed with the SEC on February 25, 2020 as Exhibit 4.9 to the Registrant’s annual report on Form 20-F for the year ended December 31, 2019 (File No. 001-36349) and incorporated by reference herein.

(12)
Previously furnished to the SEC on October 21, 2022 as Appendix A to the Registrant’s proxy statement for its extraordinary general meeting of shareholders held on November 28, 2022, attached as Exhibit 99.1 to the Registrant’s report of foreign private issuer on Form 6-K (File No. 001-36349) and incorporated by reference herein.

(13)
Previously filed with the SEC on February 25, 2021 as Exhibit 4.11.1 to the Registrant’s annual report on Form 20-F for the year ended December 31, 2020 (File No. 001-36349) and incorporated by reference herein.

(14)
Previously filed with the SEC on January 25, 2016 as Exhibit 4.14 to the Registrant’s annual report on Form 20‑F for the year ended December 31, 2015 (File No. 001‑36349) and incorporated by reference herein.

(15)
Previously filed with the SEC on February 21, 2017 as Exhibit 4.15 to the Registrant’s annual report on Form 20-F for the year ended December 31, 2016 (File No. 001-36349) and incorporated by reference herein.

(16)
Previously filed with the SEC on March 19, 2018 as Exhibit 4.15 to the Registrant’s annual report on Form 20-F for the year ended December 31, 2017 (File No. 001-36349) and incorporated by reference herein.

(17)
Previously filed with the SEC on February 25, 2020 as Exhibit 4.11.5 to the Registrant’s annual report on Form 20-F for the year ended December 31, 2019 (File No. 001-36349) and incorporated by reference herein.

(18)
Previously filed with the SEC on February 25, 2021 as Exhibit 4.11.6 to the Registrant’s annual report on Form 20-F for the year ended December 31, 2020 (File No. 001-36349) and incorporated by reference herein.

(19)
Previously filed with the SEC on March 17, 2022 as Exhibit 4.11.7 to the Registrant’s annual report on Form 20‑F for the year ended December 31, 2021 (File No. 001‑36349) and incorporated by reference herein.

(20)
Previously filed with the SEC on March 25, 2019 as Exhibit 4.17 to the Registrant’s annual report on Form 20-F for the year ended December 31, 2018 (File No. 001-36349) and incorporated by reference herein.

(21)
Previously filed with the SEC on March 21, 2024 as Exhibit 4.14 to the Registrant’s annual report on Form 20-F for the year ended December 31, 2023 (File No. 001-36349) and incorporated by reference herein.

(22)
Previously filed with the SEC on March 25, 2019 as Exhibit 4.21 to the Registrant’s annual report on Form 20-F for the year ended December 31, 2018 (File No. 001-36349) and incorporated by reference herein.

(23)
Previously filed with the SEC on February 25, 2021 as Exhibit 4.16 to the Registrant’s annual report on Form 20-F for the year ended December 31, 2020 (File No. 001-36349) and incorporated by reference herein.

(24)	Previously filed with the SEC on July 15, 2024 as Exhibit 4.1 to the Registrant’s report of foreign private issuer on Form 6-K (File No. 001-36349) and incorporated by reference herein.

(25)
Previously filed with the SEC by Vericel Corporation on August 6, 2019 as Exhibit 10.9 to its quarterly report on Form 10-Q for the quarter ended June 30, 2019 (File No. 001-35280) and incorporated by reference herein.

(26)
Previously filed with the SEC by Vericel Corporation on August 6, 2019 as Exhibit 10.10 to its quarterly report on Form 10-Q for the quarter ended June 30, 2019 (File No. 001-35280) and incorporated by reference herein.

(27)	Previously furnished to the SEC on September 26, 2022 as Exhibit 4.1 to the Registrant’s report of foreign private issuer on Form 6-K (File No. 001-36349) and incorporated by reference herein.
(28)	Previously furnished to the SEC on September 26, 2022 as Exhibit 4.2 to the Registrant’s report of foreign private issuer on Form 6-K (File No. 001-36349) and incorporated by reference herein.
(29)	Previously furnished to the SEC on September 26, 2022 as Exhibit 4.4 to the Registrant’s report of foreign private issuer on Form 6-K (File No. 001-36349) and incorporated by reference herein.
(30)	Previously furnished to the SEC on September 26, 2022 as Exhibit 10.3 to the Registrant’s report of foreign private issuer on Form 6-K (File No. 001-36349) and incorporated by reference herein.
(31)
Previously filed with the SEC on March 21, 2024 as Exhibit 4.23 to the Registrant’s annual report on Form 20-F for the year ended December 31, 2023 (File No. 001-36349) and incorporated by reference herein.

(32)	Previously filed with the SEC on July 15, 2024 as Exhibit 4.1 to the Registrant’s report of foreign private issuer on Form 6-K (File No. 001-36349) and incorporated by reference herein.
(33)	Previously filed with the SEC on July 15, 2024 as Exhibit 4.2 to the Registrant’s report of foreign private issuer on Form 6-K (File No. 001-36349) and incorporated by reference herein.
(34)	Previously filed with the SEC on July 15, 2024 as Exhibit 4.3 to the Registrant’s report of foreign private issuer on Form 6-K (File No. 001-36349) and incorporated by reference herein.
(35)
Previously filed with the SEC on February 25, 2021 as Exhibit 8.1 to the Registrant’s annual report on Form 20-F for the year ended December 31, 2020 (File No. 001-36349) and incorporated by reference herein.

(36)
Previously filed with the SEC on March 21, 2024 as Exhibit 97.1 to the Registrant’s annual report on Form 20-F for the year ended December 31, 2023 (File No. 001-36349) and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MediWound Ltd.

Date: March 19, 2025	By: /s/ Hani Luxenburg
Hani Luxenburg
Chief Financial Officer

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

- - - - - - - - - - - - - - - - - - - - -

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
MediWound Ltd.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of MediWound Ltd. and its subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income or loss, changes in shareholders’ equity, and cash flows for each of the years in the three‑year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Israeli Innovation Authority grant liability

As discussed in Notes 2c, 3d and 14 to the consolidated financial statements, in previous years the Company received grants from the Israeli Innovation Authority (“IIA”) to finance its research and development efforts. These grants were recognized as a liability to the extent the Company expected to refund them through royalties on its revenues derived from sales of products or services developed in whole or in part using the grants. The amount of the liability is reexamined each period using the Company’s updated future revenue forecasts discounted to their present value. Any changes in the IIA grant liability are recognized in profit or loss. The IIA grant liability was $8,343 thousand as of December 31, 2024.

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

Tel-Aviv, Israel
March 19, 2025

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Consolidated Statements of Financial Position

U.S. dollars in thousands

		As of December 31,
	Note	2024	2023
Cash and cash equivalents	4	9,155	11,866
Short-term and restricted bank deposits	5	34,006	29,842
Trade receivables	6	4,800	3,700
Inventories	7	2,692	2,846
Other receivables	8	1,510	1,441
Total current assets		52,163	49,695

Other receivables		-	233
Long-term restricted bank deposits		439	440
Property, plant and equipment	9	14,132	9,228
Right-of-use assets	10	6,663	6,698
Intangible assets	11	99	165
Total non-current assets		21,333	16,764

Total assets		73,496	66,459

Current maturities of long-term liabilities		612	1,410
Warrants	19c	17,092	*7,296
Trade payables and accrued expenses	12	5,281	5,528
Other payables	13	3,556	3,891
Total current liabilities		26,541	18,125

Grants received in advance	3dii	736	-
Liabilities in respect of IIA grants	14, 17b	8,149	7,677
Liabilities in respect of TEVA	17c, 17d	-	2,256
Lease liabilities	10	6,513	6,350
Severance pay liability, net	16	404	456
Total non-current liabilities		15,802	16,739

Total liabilities		42,343	34,864

Shareholders' equity:	19
Ordinary shares of NIS 0.07 par value:
Authorized 20,000,000 shares as of December 31, 2024 and 20,000,000 shares as of December 31, 2023; Issued and Outstanding 10,793,057 shares as of December 31, 2024 and 9,221,764 shares as of December 31, 2023		215	184
Share premium		235,995	206,251
Foreign currency translation reserve		(11)	(18)
Accumulated deficit		(205,046)	(174,822)
Total equity		31,153	31,595

Total liabilities and equity		73,496	66,459

The accompanying notes are an integral part of the consolidated financial statements.

* restated, see also note 3n with respect to the implementation of the amendments of IAS 1

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Consolidated Statements of Profit or Loss and Other Comprehensive Income or Loss

U.S. dollars in thousands (except of share and per share data)

		Year Ended December 31
	Note	2024	2023	2022
Revenues from sale of products		6,832	6,261	5,347
Revenues from development services		13,135	12,265	12,943
Revenues from license agreements and royalties		255	160	8,206
Total revenues	22a	20,222	18,686	26,496

Cost of revenues from sale of products		6,440	4,927	3,184
Cost of revenues from development services		11,128	10,177	9,829
Cost of revenues from license agreements		20	4	318
Total cost of revenues	22b	17,588	15,108	13,331

Gross profit		2,634	3,578	13,165

Research and development	22c	8,878	7,467	10,181
Selling and marketing	22d	4,936	4,844	3,725
General and administrative	22e	8,202	6,768	6,920
Other (income) expenses	22f	18	(211)	684
Total operating expenses		22,034	18,868	21,510

Operating loss		(19,400)	(15,290)	(8,345)

Financial income		2,048	10,651	461
Financial expense		(12,811)	(1,892)	(11,637)
Financing income (expenses), net	22g	(10,763)	8,759	(11,176)

Loss before taxes on income		(30,163)	(6,531)	(19,521)

Taxes on income		(61)	(185)	(78)

Net loss		(30,224)	(6,716)	(19,599)

Other comprehensive income (loss):
Foreign currency translation adjustments		7	(13)	14
Total comprehensive loss		(30,217)	(6,729)	(19,585)

Loss per share data:	19,23

Basic and diluted loss per share		(3.03)	(0.75)	(3.93)

Number of shares used in calculating basic and diluted loss per share		9,959,723	9,013,144	4,987,069

The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Equity

U.S. dollars in thousands

	Share capital		Share premium		Foreign currency translation reserve	Accumulated deficit	Total equity
Balance as of January 1, 2024	184		206,251		(18)	(174,822)	31,595

Net loss	-		-		-	(30,224)	(30,224)
Other comprehensive loss	-		-		7	-	7
Total comprehensive loss	-		-		7	(30,224)	(30,217)
Exercise of RSU, options and warrants (see note 19 and 20)	3		2,132		-	-	2,135
Issuance of ordinary shares, net of issuance expenses (see note 19c)	28		24,474		-	-	24,502
Share-based compensation	-		3,138		-	-	3,138
Balance as of December 31, 2024	215		235,995		(11)	(205,046)	31,153

Balance as of January 1, 2023	143		178,882		(5)	(168,106)	10,914

Net loss	-		-		-	(6,716)	(6,716)
Other comprehensive loss	-		-		(13)	-	(13)
Total comprehensive loss	-		-		(13)	(6,716)	(6,729)
Exercise of RSU	1		-		-	-	1
Issuance of ordinary shares, net of issuance expenses (see note 19c)	40		25,429		-	-	25,469
Share-based compensation	-		1,940		-	-	1,940
Balance as of December 31, 2023	184		206,251		(18)	(174,822)	31,595

Balance as of January 1, 2022	75		143,869		(19)	(148,507)	(4,582)

Net loss	-		-		-	(19,599)	(19,599)
Other comprehensive income	-		-		14	-	14
Total comprehensive loss	-		-		14	(19,599)	(19,585)
Exercise of options	(*	)	(*	)	-	-	(* )
Issuance of ordinary shares, net of issuance expenses (see note 19c)	40		17,389		-	-	17,429
Exercise of pre-funded warrants (see note 19c)	28		15,678		-	-	15,706
Share-based compensation	-		1,946		-	-	1,946
Balance as of December 31, 2022	143		178,882		(5)	(168,106)	10,914

* Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Net loss	(30,224)	(6,716)	(19,599)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit and loss items:
Depreciation and amortization	1,483	1,303	1,272
Share-based compensation	3,138	1,940	1,946
Revaluation of warrants accounted at fair value	10,704	(8,310)	8,977
Issuance expenses of warrants through profit and loss	-	-	1,911
Revaluation of liabilities in respect of IIA grants	752	427	(132)
Revaluation of liabilities in respect of TEVA	770	468	533
Financing income and exchange differences of lease liability	487	257	(109)
Increase (decrease) in severance pay liability, net	(30)	83	109
Other (income) expenses	18	(211)	-
Financial income, net	(2,039)	(2,231)	(74)
Un-realized foreign currency loss	47	189	525

	15,330	(6,085)	14,958
Changes in asset and liability items:
Decrease (increase) in trade receivables	(1,141)	5,658	(7,582)
Decrease (increase) in inventories	187	(906)	(721)
Decrease (increase) in other receivables	120	(894)	364
Increase (decrease) in trade payables and accrued expenses	406	(594)	414
Increase in grants received in advance	1,181	-	-
Increase (decrease) in other payables	517	(928)	281

	1,270	2,336	(7,244)

Net cash used in operating activities	(13,624)	(10,465)	(11,885)

The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022
Cash flows from investing activities:

Purchase of property and equipment	(6,273)	(6,464)	(555)
Interest received	2,252	1,947	74
Investment in short-term bank deposits, net	(4,376)	(29,804)	-

Net cash used in investing activities	(8,397)	(34,321)	(481)

Cash flows from financing activities:

Repayment of leases liabilities	(928)	(778)	(701)
Proceeds from exercise of warrants	1,210	-	(* )
Proceeds from exercise of pre-funded warrants	-	-	10
Proceeds from issuance of shares	22,165	24,909	38,380
Repayment of IIA grants, net	(219)	(380)	(258)
Repayment of liabilities in respect of TEVA (see note 17c, 17d)	(2,834)	(834)	(1,667)

Net cash provided by financing activities	19,394	22,917	35,764

Exchange rate differences on cash and cash equivalent balances	(84)	(160)	(549)

Increase (decrease) in cash and cash equivalents	(2,711)	(22,029)	22,849

Balance of cash and cash equivalents at the beginning of the year	11,866	33,895	11,046

Balance of cash and cash equivalents at the end of the year	9,155	11,866	33,895

Supplement disclosure of non-cash transactions:
ROU asset, net, recognized with corresponding lease liability	479	6,825	117
Purchase of property and equipment in trade payables	(344)	(1,011)	-

* Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 1:	General

a.	Description of the Company and its operations:

MediWound Ltd. Was incorporated in Israel in January 2000. The Company which is located in Yavne, Israel (The "Company" or "MediWound"), is a biopharmaceutical company that develops, manufactures and commercializes novel, cost effective, bio-therapeutic, non-surgical solutions for tissue repair and regeneration. The Company’s strategy leverages its breakthrough enzymatic technology platform into diversified portfolio of biotherapeutics across multiple indications to pioneer solutions for unmet medical needs.  The Company’s current portfolio is focused on next-generation protein-based therapies for burn care, wound care and tissue repair.

The Company's first innovative biopharmaceutical product, Nexobrid, has received in December 2022, an approval from the U.S. Food and Drug Administration (“FDA”) and marketing approval in each of India, Switzerland and Japan. In addition, it has a marketing authorization from the European Medicines Agency (“EMA”) and regulatory agencies in other international markets for removal of dead or damaged tissue, known as eschar, in adults with deep partial and/or full-thickness thermal burns.

The Company commercialize Nexobrid globally through multiple sales channels.

The Company sells Nexobrid to burn centers in the European Union, United Kingdom and Israel, primarily through its commercial organizations.

The Company has established local distribution channels in multiple international markets, including Asia Pacific, EMEA, CEE and LATAM, which local distributors are also responsible for obtaining local marketing authorization within the relevant territories.

In the United States, the Company entered into an exclusive license and supply agreements with Vericel Corporation (“Vericel”) to commercialize Nexobrid in North America. On September 21, 2023, the Company announced the U.S. commercial availability of Nexobrid for the removal of eschar in adults with deep partial and/or full-thickness thermal burns.

In August 2024, the Company announced that the FDA has approved a pediatric indication for NexoBrid allowing for eschar removal in pediatric patients aged newborn through eighteen with deep partial and/or full-thickness thermal burns. With this FDA approval, NexoBrid is now authorized for use in the U.S. for all age groups, aligning with its approvals in the European Union and Japan.

The Company’s second investigational next-generation enzymatic therapy product, EscharEx, a topical biological drug being developed for debridement of chronic and other hard-to-heal wounds.

In February 2025, the Company announced the initiation of VALUE, a global, pivotal Phase III trial evaluating EscharEx for the treatment of venous leg ulcers (VLUs).

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 1:	General (Cont.)

b.	The Company's securities are listed for trading on NASDAQ since March 2014.

On November 28, 2022, the Company’s shareholders general meeting approved a reverse stock split. Following that approval, on December 5, 2022, the Company’s board of directors approved a reverse stock split, in a ratio of 1-for-7. The reverse split became effective on December 20, 2022. (see also Note 19b).

During March, September and October 2022, the Company completed a series of public and private capital offerings. The gross proceeds before deducting underwriting discounts and commissions and offering expenses, were approximately $41,700. The net proceeds were approximately $37,292 (see also Note 19).

On February 7, 2023, the Company completed a registered direct offering. A total of 1,964,286 new ordinary shares were issued in consideration to offering price of $14 per share. The gross proceeds were $27,500, before deducting commissions and other offering expenses. The net proceeds were approximately $25,469.

On July 15, 2024, the Company entered into a definitive share purchase agreement. The agreement includes the sale and purchase of 1,453,488 shares of the Company’s ordinary shares, each with a par value NIS 0.07 (the “Ordinary Shares”), in a private investment in public equity (the “PIPE Offering”). The purchase price is set at $17.20 per share. The gross proceeds from the PIPE Offering are $25,000.

c.
The Company has three wholly owned subsidiaries: MediWound Germany GmbH, acting as Europe (“EU”) marketing authorization holder and EU sales and marketing arm, and MediWound UK Limited and MediWound US, Inc. which are currently inactive companies.

d.
In October 2023, Israel was attacked by a terrorist organization and entered a state of war. As of the date of these consolidated financial statements, the war in Israel is ongoing and continues to evolve. The company’s headquarters, manufacturing and R&D facilities are located in Israel. Currently, activities in Israel remain largely unaffected. During the year ended December 31, 2024, the impact of this war on the company’s results of operations and financial condition was immaterial.

e.
The accompanying consolidated financial statements have been prepared on a basis which assumes that the Company will continue as a going concern. From inception to December 31, 2024, the Company has incurred cash outflows from operations, losses from operations, and has an accumulated deficit of $205.0 million.

The Company believes that its existing cash and cash equivalents, short-term and restricted bank deposits of $43.6 million as of December 31, 2024, will be sufficient to fund its operations and capital expenditure for at least twelve months from the date of issuance of these consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 2:	Basis of Preparation of the Consolidated Financial Statements

a.	Statement of compliance with International Financial Reporting Standards

These financial statements have been prepared in accordance with IFRS® Accounting Standards (IFRSs) as issued by the International Accounting Standards Board ("IASB").

These consolidated financial statements were approved by the board of directors on March 19, 2025.

b.	Functional currency, reporting currency and foreign currency:

1.	Functional currency and reporting currency:

The reporting currency of the financial statements is the U.S. dollar.

The Company determines the functional currency based on the currency in which it primarily generates and expends cash. The Company determined that its functional currency is the U.S. dollar since most of the Company's revenues are in U.S. dollars and the economic environment in which the Company operates in and performs its transactions is mostly affected by the U.S dollar. A certain portion of the Company's costs are denominated in NIS mainly due to payroll and related benefit costs incurred in Israel. To further support the Company's determination, the Company has analyzed the currency in which funds from financing activities are generated or held and the currency in which receipts from operating activities are usually retained. In this respect, funds from financing activities were principally derived from significant funds raised in U.S. dollars and U.S governmental funds denominated also in U.S. dollars.

The Company operates and plans its activities in U.S. dollars and accordingly its periodic budgets and internal management reports are prepared and monitored using the U.S. dollar as the primary currency.

The functional currency of the Company's subsidiary in Germany has been determined to be its local currency - the EURO. Assets and liabilities of this subsidiary are translated at year end exchange rates and its statement of operations items are translated using the average exchange rates at the quarter in which those items are recognized. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders' equity.

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

The preparation of financial statements in conformity with IFRS® Accounting Standards (IFRSs) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Discussed below are the key assumptions made in the financial statements concerning uncertainties at the end of the reporting period and the critical estimates computed by the Company that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

•	Determining the fair value of share-based compensation to employees and directors:

The fair value of share-based compensation to employees and directors is determined using the binomial option pricing model. The assumptions used in the model include the expected volatility, early exercise factor, expected dividend and risk-free interest rate.

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

•	Fair value estimations of warrants:

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

Depreciation is calculated on a straight‑line basis over the useful life of the assets at annual rates as follows:

%
Office furniture	7-10
Manufacturing machinery and lab equipment	15
Computers	33
Leasehold improvements	See below

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 3:	Material Accounting Policies (Cont.)

Leasehold improvements are depreciated on a straight‑line basis over the shorter of the lease term (including the renewal option held by the Company which is expected to be exercised) and the expected life of the improvement.

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end, and any changes are accounted for prospectively as a change in accounting estimate.

d.	Government Grands:

i.	Liability in respect of Israeli Innovation Authority ("IIA"):

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

ii.	Liability in respect of European Innovation Council ("EIC"):

Grants from the EIC in respect of research and development projects accounted for as forgivable loans according to IAS 20 but have different characteristics than Grants from the IIA, therefore they follow a different presentational approach and presented in profit and loss as ‘other income’ when there is reasonable assurance that:
(a) the Company will comply with the conditions attaching to the grants; and
(b) the grants will be received.

e.	Leases:

The Company accounts for a contract as a lease when the contract terms convey the right to control the use of an identified asset for a period of time in exchange for consideration.

For these excluded leases, the Company has elected to recognize the lease payments as an expense in profit or loss on a straight-line basis over the lease term. In measuring the lease liability, the Company has elected to apply the practical expedient in IFRS 16 and does not separate the lease components from the non-lease components (such as management and maintenance services, etc.) included in a single contract.

Following are the amortization periods of the ROU assets by class of underlying asset:

Years
Motor vehicles	3
Buildings	5-15

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 3:	Material Accounting Policies (Cont.)

The Company tests for impairment of the ROU asset whenever there are indications of impairment pursuant to the provisions of IAS 36.

•	Variable lease payments that depend on an index:

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

If a license is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenue from non-refundable, up-front fees allocated to the license when the license is transferred to the licensee and the licensee is able to use and benefit from the license. For performance obligations which consist of licenses and other promises, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

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

Vericel Agreement
In 2019, the Company entered into exclusive license and supply agreements with Vericel to commercialize Nexobrid in North America (see note 22). The Company identified three distinct performance obligations: (1) license rights (2) development services for Biologics License Application (“BLA”) approval and (3) manufacturing and supply of Nexobrid.

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

Revenues from the sale of products to Vericel will be recognized when all the significant risks and rewards of ownership of the products have passed to Vericel and the Company no longer retains continuing managerial involvement. The delivery date of the products is usually the date of which ownership passes.

Revenues from distribution licensing arrangements:

The Company accounts for the bundled license provided to the distributors and related high specialized services as a single performance obligation and consequently recognize revenue using the cost-to-cost method, where the extent of progress towards completion is measured based on the ratio of actual costs incurred to the total estimated costs expected to be incurred upon satisfying such single performance obligation. The revenues from such bundled performance obligation are included within “Revenues from license agreements”. Significant finance components related to such arrangements are recognized as finance expense.

Revenues from development services:

Revenues from development services are recognized over time, during the period the customer receives and consumes the benefits provided by the Company's performance.

Revenues from the sale of products:

The Company generates revenues from sales of its innovative biopharmaceutical product, Nexobrid, to burn centers and hospital burn units in Europe, U.S, Israel and local international markets through its commercial organizations and local distributors.

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

The accounting policy for financial instruments in accordance with IFRS 9, "Financial Instruments" is as follows:

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

As from January 1, 2024 the Company initially applies the amendment to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current. The amendments apply retrospectively. They clarify certain requirements for determining whether a liability should be classified as current or non-current. This resulted in a change in the accounting policy for the classification of liabilities that can be settled in the Company’s own shares (e.g. warrants). Previously, the Company ignored all counterparty conversion options when classifying the related liabilities as current or non-current. Under the new policy, when a liability includes a counterparty conversion option whereby the liability may be settled by a transfer of the Company’s own shares, the Company takes into account the conversion option in classifying the host liability as current or non-current unless the option is classified as equity under IAS 32. As a result of applying the Amendment, the warrants presented in these financial statements (see note 19c), are classified as a current liability pursuant to the conversion option.

n.	New standards, amendments to standards and interpretations not yet adopted:

IFRS 18, Presentation and Disclosure in Financial Statements replaces IAS 1, Presentation of Financial Statements. The standard provides guidance for improving the structure and content of the financial statements, particularly the income statement.

The standard includes new disclosure and presentation requirements as well as requirements that were taken from IAS 1, Presentation of Financial Statements.

As part of the new disclosure requirements, it is required to present two subtotals in the income statement: operating profit and profit before financing and taxes.

Furthermore, the results in the income statement will be classified into three new categories: an operating category, an investing category and a financing category.

In addition to the changes in the structure of the income statements, the standard also includes a requirement to provide separate disclosure in the financial statements regarding the use of management-defined performance measures (MPM).

Furthermore, the standard adds specific guidance for aggregation and disaggregation of items in the financial statements and in the notes.

The Company is examining the effects of the standard on its financial statements with no plans for early adoption.

Note 4:	Cash and Cash Equivalents

	December 31
	2024	2023

Balance in USD	7,169	4,151
Balance in other currencies	1,986	7,715

	9,155	11,866

Note 5:	Short-term and restricted bank deposits

	December 31
	2024	2023

Restricted bank deposits (1)	-	167
USD Bank deposits (2)	34,006	29,675

	34,006	29,842

(1)	Restricted bank deposits which are primarily used as security for the Company’s office leases.

(2)	The USD deposits are for the period of 91-365 days and bear annual interest of 5.45%-6.39% for 2024 and 6.26%-6.55% for 2023.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 6:	Trade Receivables

	December 31
	2024	2023

Vericel (Note 18b)	472	236
BARDA (Note 18a)	877	1,245
MTEC (Note 18c)	2,339	617
Other trade receivables	1,229	1,608
Less provision for impairment	(117)	(6)

	4,800	3,700

Note 7:	Inventories

	December 31,
	2024	2023

Raw materials	1,444	995
Finished goods*	1,248	1,851

	2,692	2,846

*Finished goods include a write-down of $216 and $326 as of December 31,2024 and 2023, respectively.

Note 8:	Other Receivables- Short Term

	December 31,
	2024	2023

Government authorities	494	322
Income receivables	558	397
Prepaid expenses and other	458	722

	1,510	1,441

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 9:	Property, Plant and Equipment

	Office furniture	Manufacturing machinery and lab equipment	Computers	Leasehold improvements	Total
Cost

Balance as of January 1, 2024	319	12,403	267	3,375	16,364
Additions	25	5,395	174	76	5,670
Disposals	(11)	(846)	(91)	-	(948)
Foreign currency translation	(2)	-	-	-	(2)

Balance as of December 31, 2024	331	16,952	350	3,451	21,084

Balance as of January 1, 2023	293	5,091	166	3,279	8,829
Additions	25	7,312	101	96	7,534
Foreign currency translation	1	-	-	-	1

Balance as of December 31, 2023	319	12,403	267	3,375	16,364

Accumulated Depreciation

Balance as of January 1, 2024	184	4,266	155	2,531	7,136
Additions	23	495	65	170	753
Disposals	(11)	(833)	(91)	-	(935)
Foreign currency translation	(2)	-	-	-	(2)

Balance as of December 31, 2024	194	3,928	129	2,701	6,952

Balance as of January 1, 2023	157	3,818	97	2,391	6,463
Additions	26	448	58	140	672
Foreign currency translation	1	-	-	-	1

Balance as of December 31, 2023	184	4,266	155	2,531	7,136

Carrying amounts of all fixed asset items
December 31, 2024	137	13,024	221	750	14,132
December 31, 2023	135	8,137	112	844	9,228

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 10:	Leases

a.	Lease Agreements:

The Company's offices and its production facility in Israel are located in a building that the Company previously leased from a related party (see note 24a), in accordance with a sub-lease agreement. The Company subleased approximately 3,000 square meters of laboratory, office and clean rooms space at a monthly fee NIS 125 (approximately $35). This sub-lease agreement was amended in October 2021, to extend the period up to October 2025 which was included in the calculation of the lease liability and ROU asset.

In July 2023, the company signed a termination agreement for the sub-lease agreement and signed a new lease agreement for the same area of approximately 3,000 square meters in the same building with the owner of the building at a monthly rent fee of NIS 195 (approximately $54) linked to the index. The lease agreement is for 12 years with an option for an additional 3 years. The company estimation is that it will exercise the 3-year option.

On January 1, 2024, the company entered into a new lease agreement for 380 square meters of office, in Yavne, Israel, close to the main office, the agreement is for two years with options for additional three years. The additional leased area is needed to support the company in extending its activity. The annual fee for this agreement is ILS 437 (approximately $120) linked to the index. The company estimation is that it will exercise the 3-year option.

In addition, the Company and its subsidiary have lease agreements for 18 vehicles for the remaining period of 1.75 years on average.

b.	Amounts recognized in profit or loss and in the statement of cash flows

	Year ended December 31,
	2024	2023

Interest expense on lease liabilities	526	274
Depreciation expenses	664	565
Cash outflow for leases	928	778

The Company determined the appropriate interest rate for discounting leases, with the assistance of a third party. The valuation was based on: credit risk, the weighted average term of the leases and other economic variables. A weighted average interest rate in a range of 1% to 8.47% was used to discount future lease payments in the calculation of the lease liability.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 10:	Leases (Cont.)

c.	Disclosures in respect of Right- of- Use assets:

	Buildings	Motor vehicles	Total
Cost
Balance as of January 1, 2024	6,511	652	7,163
New leases	390	127	517
Adjustments for indexation	221	8	229
Disposals	-	(268)	(268)

Balance as of December 31, 2024	7,122	519	7,641

Accumulated depreciation
Balance as of January 1, 2024	208	257	465
Depreciation and amortization	471	193	664
Capitalized to Leasehold improvements	64	-	64
Disposals	-	(215)	(215)

Balance as of December 31, 2024	743	235	978

Depreciated cost
Balance as of December 31, 2024	6,379	284	6,663

	Buildings	Motor vehicles	Total
Cost
Balance as of January 1, 2023	2,341	550	2,891
New leases	6,460	407	6,867
Adjustments for indexation	78	3	81
Disposals	(2,368)	(308)	(2,676)

Balance as of December 31, 2023	6,511	652	7,163

Accumulated depreciation
Balance as of January 1, 2023	1,342	334	1,676
Depreciation and amortization	334	231	565
Capitalized to Leasehold improvements	59	-	59
Disposals	(1,527)	(308)	(1,835)

Balance as of December 31, 2023	208	257	465

Depreciated cost
Balance as of December 31, 2023	6,303	395	6,698

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 10:	Leases (Cont.)

d.	Disclosures of the Company's lease liabilities:

	Buildings	Motor vehicles	Total

Balance as of January 1, 2024	6,346	365	6,711
Repayment of leases liabilities	(728)	(200)	(928)
Effect of changes in exchange rates	(38)	(1)	(39)
New finance lease obligation recognized	368	112	480
Adjustments for indexation	221	8	229
Financial expenses	508	19	527
Disposals-Termination of leases	-	(49)	(49)
Balance as of December 31, 2024	6,677	254	6,931

Current maturities of long-term leases	(273)	(145)	(418)
Lease liability Balance as of December 31, 2024	6,404	109	6,513

	Buildings	Motor vehicles	Total

Balance as of January 1, 2023	1,199	179	1,378
Repayment of leases liabilities	(588)	(190)	(778)
Effect of changes in exchange rates	(19)	2	(17)
New finance lease obligation recognized	6,460	365	6,825
Adjustments for indexation	78	3	81
Financial expenses	257	17	274
Disposals-Termination of leases	(1,041)	(11)	(1,052)
Balance as of December 31, 2023	6,346	365	6,711

Current maturities of long-term leases	(180)	(181)	(361)
Lease liability Balance as of December 31, 2023	6,166	184	6,350

Note 11:	Intangible Assets, Net

	License and Knowhow
	2024	2023
Cost
Balance as of January 1,	1,538	1,538
Additions	-	-
Balance as of December 31,	1,538	1,538
Accumulated Amortization
Balance as of January 1,	1,373	1,307
Additions	66	66
Balance as of December 31,	1,439	1,373
Amortized cost
Balance as of December 31,	99	165

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 11:	Intangible Assets, Net (Cont.)

Intangible assets include exclusive licenses to use patents, know-how and intellectual property for the development, manufacturing and marketing of products related to burn treatments and other products in the field of wound care. These licenses were purchased from third parties and from one of the Company's shareholders.

Note 12:	Trade payables and accrued expenses

	December 31
	2024	2023

Trade payables	4,096	4,223
Accrued expenses	1,185	1,305
	5,281	5,528

Note 13:	Other Payables

	December 31
	2024	2023

Employees and payroll accruals	2,787	2,109
Liability in respect of TEVA (see Note 17c)	-	1,250
Related parties	86	83
Deferred income	12	24
Grants received in advance	445	-
Other	226	425
	3,556	3,891

Note 14:	Liabilities in Respect of IIA Grants

	December 31
	2024	2023

Balance as of January 1,	7,803	7,566
Royalties	(212)	(190)
Amounts carried to Profit or Loss	752	427
Balance as of December 31,	8,343	7,803

Current maturities	(194)	(126)
Long term liabilities in respect of IIA grants	8,149	7,677

The Company is committed to pay royalties to the IIA up to the total grants received plus the applicable accrued interest. The total amount of grants received from IIA including accrued interest, net of royalties as of December 31, 2024 is approximately $13,944, while the amortized cost of this liability as of that date is $ 8,343, using the interest method.

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

	December 31
	2024	2023
Gain (loss) from change:
5% increase in NIS and EURO exchange rate	$201	$176
5% decrease in NIS and EURO exchange rate	$(201)	$(176)

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

The Company manages the liquidity risk by holding cash balances, short-term deposits and secured bank credit facilities.

	December 31, 2024
	Carrying	12 months
	amount	or less	1-2 years	2-15 years
Non-derivative financial liabilities
Current liabilities
Current maturities of long-term liabilities	1,138	1,138	-	-
Trade payables and accrued expenses	5,281	5,281	-	-
Other payables	3,556	3,556	-	-
Non-current liabilities
Grants received in advance	736	-	736	-
Liabilities in respect of IIA grants	15,832	-	403	15,429
Lease liabilities	10,010	-	901	9,109

	December 31, 2023
	Carrying	12 months
	amount	or less	1-2 years	2-15 years
Non-derivative financial liabilities
Current liabilities
Current maturities of long-term liabilities	3,249	3,249	-	-
Trade payables and accrued expenses	5,528	5,528	-	-
Other payables	3,891	3,891	-	-
Non-current liabilities
Liabilities in respect of IIA grants	15,927	-	359	15,568
Liabilities in respect of TEVA	3,200	-	1,000	2,200
Lease liabilities	10,189	-	813	9,376

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 15:	Financial Instruments (Cont.)
b.	Fair value:

(1)	Financial instruments measured at fair value for disclosure purposes only.

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

Details regarding fair value measurement at Level 2

The fair value of the warrants which are classified as currents liabilities was measured by using Black and Scholes model. The following inputs were used to determine the fair value:

Contractual period of warrants–1.91 years.
Expected volatility – 57.1%
Risk-free interest rate (3) – 4.24%
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

The liability in respect of TEVA as presented in balance sheet which is approximate its fair value, based on a calculation of the present value of future payments. The expected cash flows already reflect assumptions about the uncertainty in future defaults, and therefore the Company used a discount rate of 14% that is commensurate with the risk inherent in the expected cash flows (see note 17c).

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

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 16:	Severance Pay Liability, Net (Cont.)

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

The Company paid an aggregate amount of $ 950 and undertook to pay royalties of 1.5% to 2.5% from future revenues from sales of products which are based on this patent for a period of 12 years from the first commercial delivery in a major country, and thereafter the Company will have a fully paid-up royalty-free license for these patents. In addition, royalties will be paid at the rate of 10% from sub-licensing of such patents and for lump sum amounts paid to the Company by a third party, the Company will pay 2% of the proceeds up to $1,000 and 4% above this amount.  Moreover, the Company agreed to pay a one-time lump-sum amount of $ 1,500 when the aggregate revenues based on these patents reach $ 100,000. The royalty payments for the years 2024 and 2023 amounted to $122 and $98 respectively.

b.
Under the Israeli Research and Development Law, (the “R&D Law”) the Company undertook to pay royalties of 3% on the revenues derived from sales of products or services developed in whole or in part using IIA grants. The maximum aggregate royalties paid cannot exceed 100% of the grants received by the Company, plus annual interest equal to the 12-month interest applicable to dollar deposits, as published on the first business day of each calendar year. The total royalties amount paid as of December 31, 2024 is $2,164 (see note 14).

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 17:	Liabilities and Commitments (Cont.)

c.
In December 2020, Teva Pharmaceutical Industries Ltd (“TEVA”) has agreed to revise a settlement agreement from March 2019, which was comprised of past agreement for collaboration in the development, manufacturing and commercialization of solutions for the burn and chronic wound care markets, as well as the Company’s repurchase of shares from TEVA. Under the new settlement the Company paid $1,000 in cash and became obligated to pay an amount of $2,000 over three years and an addition amount of $7,200 in quarterly fixed payments starting 2021 as long as there are revenues generated from sales of Nexobrid.

d.
Concurrently with the PIPE offering, on July 15, 2024, the Company and TEVA entered into Amendment No. 2 (the “Amendment”) to a settlement dated December 13, 2020, by and between the Company and TEVA (the “Agreement”). Under the terms of the Amendment, the Company pay TEVA $4,000 as the final payment due from the Company under the Agreement, with 50% of such prepayment in cash and 50% in the form of ordinary shares of the Company to be issued by the Company to TEVA (as part of the PIPE offering), all in accordance with the terms and timeframe specified in the Amendment (“The transaction”). As a result of the transaction, the company recorded financial expenses of $546 and the liability in respect of TEVA was settled (see note 22).

Total liabilities recorded as of December 31, 2024 and 2023 were approximately $0 and $4,428 respectively. The financial expenses for 2024 and 2023 of $770 and $468, respectively, were recorded in profit or loss within financial expenses.

Note 18:	Material Agreements

a.	BARDA Contracts

In September 2015, the Company was awarded Biomedical Advance Research and Developments Authority (“BARDA”) Contract for treatment of thermal burn injuries. This contract was amended multiple times to extend its term until September 2025 and its total value, up to a total amount of $165,000 as of the end of 2022.

In May 2023 BARDA has awarded an additional approximately $10,000 to the Company. The total amount of the contract is comprised of $110,000 to support research and development activities and up to $65,000 to procure Nexobrid for U.S. emergency preparedness (which will be split between the Company and Vericel following Vericel agreement (see note 18b)).

As of December 31, 2024, the Company has recognized approximately $94,637 in the aggregate, from BARDA for support of its research and development activities and additional $16,500 for procurement of Nexobrid for U.S. emergency preparedness, which were recorded at the net amount of approximately $10,500 following the split of gross profit agreement with Vericel for the initial BARDA procurement.

In September 2018 the Company was awarded the second BARDA contract, to develop Nexobrid for the treatment of Sulfur Mustard injuries as part of BARDA’s preparedness for mass casualty events. The contract provides up to $12,000 of funding to support research and development activities and contains options to provide additional funding of up to $29,000 for additional development activities, animal pivotal studies, and the BLA submission for licensure of Nexobrid for the treatment of Sulfur Mustard injuries. The second BARDA contract expired in 2023. As of December 31, 2023, the Company has recognized and received approximately $4,368 of funding from the second BARDA contract.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 18:     Material Agreements (Cont.)

b.	Vericel Agreement:

On May 6, 2019, the Company entered into exclusive license and supply agreements with Vericel to commercialize Nexobrid in North America (the “Collaboration Agreements”). Pursuant to the Collaboration Agreements, Vericel will obtain the authority over and control of the development, regulatory approval and commercialization of licensed products in the territory of North America. MediWound will be responsible for the development of the product through BLA approval, supported and funded by BARDA, as well as the manufacture and supply of Nexobrid. In addition, MediWound retains the commercial rights to Nexobrid in non-North American territory.

Under the terms of the license agreement, Vericel has made an upfront payment to MediWound of $17,500 which was recorded as revenues from license agreements in 2019 as well as an additional milestone payment of $7,500 recorded as revenues from license agreements in 2022 upon BLA approval received in December 2022. Furthermore, Vericel has also agreed to pay MediWound up to $125,000 in payments contingent upon meeting certain annual sales milestones, tiered royalties on net sales ranging from high single-digit to teen-digit percentages, a split of gross profit on committed BARDA procurement orders and a teen-digits royalty on any additional future BARDA purchases of Nexobrid. Under the terms of the supply agreement, Vericel will procure Nexobrid from MediWound at a fixed price.

Total revenue from royalties as of December 31, 2024 and 2023  was approximately $244 and $82, respectively.

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

In May 2024 the Company was awarded an additional funding of $1,557 from the DoD through MTEC. As of December 31, 2024, the total funding received from the DoD and MTEC is $14,591.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 18:     Material Agreements (Cont.)

d.	European Innovation Council (EIC):

On July 16, 2024, the company was selected to receive €16,250 in blended funding from the EIC through its accelerator program. Funding of €2,500 is expected to be received as a grant, and €13,750 as an investment. The terms of the investment are currently being negotiated.  In December 2024, the company received €1,125 from the grant.

e.
During 2024, the Company signed new agreements with suppliers to procure services totaling $9,888 for the VALUE, a global pivotal Phase III clinical trial of EscharEx for VLU, covering a period of two years.

f.	Biopharmax Group Ltd. contract:

On July 17, 2023 the company signed agreement with Biopharmax Group Ltd.  The objective of this agreement is to establish, commission, and validate a cutting-edge, sterile, and GMP-compliant manufacturing facility. The venture aims to increase the company’s production capacity significantly, to expand up to six times the current capacity.

The new facility, equipped with fully operational clean rooms, will be exclusively designed for Nexobrid production. It will comply with stringent regulations from the GMP, FDA, EMA, Israeli Ministry of Health, and relevant Israeli regulatory bodies. An estimated $12.9 million will be invested in the project. Construction was completed in 2024, with full operational capacity by the end of 2025. Commercial availability will depend on securing the necessary regulatory approvals. (see also note 9).

Note 19:	Equity

a.	Share capital:
	December 31
	2024	2023
Authorized number of shares	20,000,000	20,000,000
Issued and outstanding number of shares	10,793,057	9,221,764

An ordinary share confers upon its holder(s) a right to vote at the general meeting, a right to participate in distribution of dividends, and a right to participate in the distribution of surplus assets upon liquidation of the Company.

b.	Movement in share capital:

1.	During 2022, 2023 and 2024 the Company issued additional 41,395; 17,458 and 13,801 ordinary shares for each year upon vesting of outstanding RSU’s, respectively.

2.	On November 28, 2022, at the Company’s extraordinary general meeting of shareholders, its shareholders approved:

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

3.
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

The consideration received from this transaction was $17,233. As the fair value on initial recognition of the warrants differs from the transaction price, the difference, represents the First day loss at the amount of $3,555, and has been allocated to the warrants with respect to this transaction and is amortized on a straight-line basis over the term of the warrants.

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

5.
On February 7, 2023, the Company completed a RD offering of 1,964,286 new ordinary shares which were issued in consideration to offering price of $14.0 per share. The gross proceeds were $27,500, before deducting commissions and other offering expenses in the amount of $2,031.

6.
On July 15, 2024, the Company entered into a definitive share purchase agreement. The agreement includes the sale and purchase of 1,453,488 shares of the Company’s ordinary shares, each with a par value NIS 0.07 (the “Ordinary Shares”), in a private investment in public equity (the “PIPE Offering”). The purchase price is set at $17.20 per share. The gross proceeds from the PIPE Offering are $25,000, the issuance expenses were $862.

7.	During 2024, 91,029 Series A warrants were exercised to the Company ordinary shares at an exercise price of $13.475 per ordinary share, in accordance with the terms of the Series A warrants.

Note 20:	Share‑Based Compensation

a.	Expense recognized in the financial statements:

The expenses recognized for services received from employees and directors is as follows:

	Year ended December 31
	2024	2023	2022
Cost of revenues	339	271	184
Research and development	513	485	406
Selling and marketing	26	87	42
General and administrative	2,260	1,097	1,314

Total share-based compensation	3,138	1,940	1,946

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 20:	Share‑Based Compensation (Cont.)

b.	Share-based payment plan for employees and directors:

The Company has granted options and restricted stock units ("RSUs") for a total of 1,176,998 ordinary shares.

As of December 31, 2024, 299,046 ordinary shares of the Company were still available for a future grant.

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

In December 2024, the Company adopted and obtained shareholder approval for its 2024 Equity Incentive Plan (the “2024 Plan”). Options and RSU's granted under the Company's 2024 Plan are exercisable in accordance with the terms of the Plan. Options are exercisable within 10 years from the date of grant, against payment of an exercise price or cashless exercise and share units are granted immediately upon vesting of the RSU's. The options and the RSU's generally vest over a period of 1-4 years.

c.	Share options activity:

The following table lists the number of share options, the weighted average exercise prices of share options and changes that were made in the option plan to employees and directors

	2024		2023		2022
	Number of options	Weighted Average Exercise price	Number of options	Weighted Average Exercise price	Number of options	Weighted Average Exercise price

Outstanding Options at beginning of year	957,487	19.34	764,767	30.44	537,288	44.45
Options Granted	316,165	12.73	346,950	11.87	320,775	14.25
Options Exercised	(62,683)	13.65	-	-	(807)	12.23
Options Forfeited and/or expired	(82,871)	34.8	(154,230)	57.55	(92,489)	55.58

Outstanding options at end of year	1,128,098	16.67	957,487	19.34	764,767	30.44

Option's Exercisable at end of year	550,159	20.79	462,045	26.25	373,681	46.18

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 20:	Share‑Based Compensation (Cont.)

The following table summarizes information about share options outstanding:

	Options outstanding as of December 31, 2024
Range of exercise prices ($ )	Number of options	Weighted Average Remaining contractual life	Weighted average exercise price

8.13-9.64	55,950	8.85	8.44
11.89-14.42	943,109	8.04	13.01
34.44-37.52	84,829	4.84	36.56
47.11-67.06	44,210	0.97	66.93
Total	1,128,098	7.56	16.67

	Options outstanding as of December 31, 2023
Range of exercise prices ($ )	Number of options	Weighted Average Remaining contractual life	Weighted average exercise price

8.26-9.64	55,950	9.85	8.44
11.89-14.42	711,124	7.89	13.20
26.88-37.52	125,535	5.62	35.99
42.14-67.06	64,878	1.85	63.84
Total	957,487	7.29	19.34

The following table summarizes information about RSU's outstanding:

	RSU's 2024	RSU's 2023	RSU's 2022

Outstanding at beginning of year	32,714	42,013	14,581
Granted	30,481	9,100	39,286
Forfeited	(454)	(941)	(27)
Vested	(13,801)	(17,458)	(11,827)
Outstanding at the end of the period	48,940	32,714	42,013

The fair value of the options and RSU's granted to employees and directors at the grant date for the years ended December 31, 2024, 2023 and 2022 was $3,953, $2,320 and $2,970 respectively.

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

2.
On July 19, 2022, the Company’s Shareholders General meeting approved the abovementioned grants to the directors and the CEO, the compensation terms of Mr. Ofer Gonen as the Company’s new Chief Executive Officer, which terms will be effective as of July 1, 2022 and the termination terms for the previous CEO.

3.
On August 18, 2022, the Company’s Shareholders General meeting approved the compensation terms and grant of 28,572 options to the Chairman of the Board of Directors which approved earlier by the board. The fair value of the options as of the grant date was estimated at $284.

4.
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

5.
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

6.	On May 31, 2023 the Shareholders of the Company approved the increase by 1,000,000 in the number of ordinary shares available for issuance under the Company’s 2014 Equity Incentive Plan.

7.
On May 31, 2023 the Shareholders of the Company approved the extension to the exercise period of options which were granted to certain of the company’s directors on April 23, 2020 for an additional five years, until April 23, 2030. According to this extension, an expense of $146 was recognized.

8.
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

10.
On February 26, 2024, the Company granted 316,165 share options to employees, officers, board members, CEO and several consultants at an exercise price of $12.73 per share and 30,481 RSUs. The share options and the RSUs vest over a period of 1-4 years. The grants to the directors and CEO were approved in the annual shareholders’ meeting held on July 9 ,2024.

a.
The fair value of the Company's share options granted to employees and directors for the years ended December 31, 2024, 2023 and 2022 was estimated using the binomial option pricing models using the following assumptions:

	December 31
	2024	2023	2022
Dividend yield (%)	0	0	0
Expected volatility of the share prices (%)	61-62	61-77	59-77
Risk‑free interest rate (%)	3.87-5.03	2.1-5.36	2.1-5.2
Early exercise factor (%)	100-150	100-150	100-150
Weighted average share prices (Dollar)	12.73	10.71	13.22

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

The standard tax rate in the years 2022-2024 is 23%.

c.	Benefits under the Law for the Encouragement of Capital Investments:

Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"):

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

The statutory corporate tax rate in Germany was 29.79% in 2024, 2023 and 2022.

e.	Final tax assessments:

The Company has finalized its tax assessments through the 2019 tax year.

The Company's subsidiary has received the final tax assessment for the year 2022.

f.	Net operating carryforward losses for tax purposes and other temporary differences:

As of December 31, 2024, the Company had carryforward losses and other temporary differences mainly from R&D expenses together amounting to approximately $188,082.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 21:	Income Tax (Cont.)

g.	Deferred taxes:

The Company did not recognize deferred tax assets for temporary differences because their utilization in the foreseeable future is not probable.

h.	Current taxes on income:

The Company did not record any current taxes for MediWound Ltd. in Israel for the years ended December 31, 2024, 2023 and 2022 as a result of its carryforward losses.

The current tax expenses are in respect of taxes charged outside of Israel.

Note 22:	Supplementary Information to the Consolidated Statements of Profit or Loss and Other Comprehensive Income or Loss

a.	Additional information on Revenues:

Major customers:
BARDA contributed 31%, 56% and 51% of the Company’s total revenues in 2024, 2023 and 2022 respectively. Vericel contributed 12%, 4% and 28% of the Company’s total revenues in 2024, 2023 and 2022 respectively. MTEC contributed 34%, 10% and 2.8% of the Company’s total revenues in 2024, 2023 and 2022 respectively (see also note 18).

No other customer contributed 10% or more of the Company’s revenues in 2024, 2023 and 2022.

Geographic information:
The revenues reported in the financial statements are based on the location of the customers, as follows:

	Year ended December 31
	2024	2023	2022

USA (see also Note 18a, 18b, 18c)	15,463	13,078	21,872
Rest of the world	4,759	5,608	4,624

	20,222	18,686	26,496

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 22:	Supplementary Information to the Consolidated Statements of Profit or Loss and Other Comprehensive Income or Loss (Cont.)

b.	Cost of Revenues:

1.	Cost of Revenues from sale of products

	Year ended December 31
	2024	2023	2022

Salary and benefits (including share-based compensation)	2,634	2,703	1,828
Subcontractors	128	230	58
Depreciation and amortization	630	672	426
Cost of materials	1,282	916	636
Other manufacturing expenses	1,162	1,207	779
Decrease (increase) in inventory of finished products	604	(801)	(543)

	6,440	4,927	3,184

2.	Cost of Revenues from development services

	Year ended December 31
	2024	2023	2022

Salary and benefits	1,771	1,995	1,691
Subcontractors	9,357	8,182	8,138

	11,128	10,177	9,829

3.	Cost of Revenues from license agreements

	Year ended December 31
	2024	2023	2022

Salary and benefits	-	4	38
Royalties payments	20	-	280

	20	4	318

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 22:	Supplementary Information to the Consolidated Statements of Profit or Loss and Other Comprehensive Income or Loss (Cont.)

c.	Research and development expenses:

	Year ended December 31
	2024	2023	2022

Salary and benefits (including share-based compensation)	4,788	3,148	4,494
Subcontractors	2,262	2,833	4,054
Depreciation and amortization	624	396	571
Cost of materials	716	785	572
Other research and development expenses	488	305	490

Total Research and development	8,878	7,467	10,181

d.	Selling and marketing expenses:

	Year ended December 31
	2024	2023	2022

Salary and benefits (including share-based compensation)	1,713	1,991	1,637
Marketing and consulting	1,477	1,637	1,152
Depreciation and amortization	27	50	49
Shipping and delivery	411	356	385
Registration and marketing license fees	1,308	810	502

	4,936	4,844	3,725

e.	General and administrative expenses:

	Year ended December 31
	2024	2023	2022

Salary and benefits (including share‑based compensation)	4,854	3,521	3,344
Professional fees	2,269	2,189	2,589
Depreciation and amortization	201	185	225
Other	878	873	762

	8,202	6,768	6,920

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 22:	Supplementary Information to the Consolidated Statements of Profit or Loss and Other Comprehensive Income or Loss (Cont.)

f.	Other (income) expenses:

The other one-time income amounted $211 for the year ended December 31, 2023, is associated with the termination of sub-lease agreement (see note 10a).

The other one-time expenses amounted to $684 for the year ended December 31, 2022, are associated with the management changes and FDA milestone payment fee (see note 18b).

g.	Financial income and expense:

	Year ended December 31
	2024	2023	2022
Financial income:

Interest income	2,048	2,341	270
Revaluation of liabilities in respect of IIA grants	-	-	132
Revaluation of Warrants	-	8,310	-
Exchange differences, net	-	-	59

	2,048	10,651	461
Financial expense:
Revaluation of liabilities in respect of IIA grants	752	427	-
Financing income on net investment in lease	526	274	102
Finance expenses in respect of deferred income	-	8	54
Revaluation of liabilities in respect of TEVA	770	468	533
Exchange differences, net	24	654	-
Revaluation of Warrants	10,704	-	8,977
Issuance expenses of warrants through profit and loss	-	-	1,911
Other	35	61	60

	12,811	1,892	11,637

Financial income (expenses), net	(10,763)	8,759	(11,176)

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 23:	Net Loss Per Share

a.	Details of the number of shares and loss used in the computation of loss per share:

Year ended December 31
2024		2023		2022
Weighted average number of shares	Loss	Weighted average number of shares	Loss	Weighted average number of shares	Loss

9,959,723	(30,224)	9,013,144	(6,716)	4,987,069	(19,599)

b.	Net loss per share:

	Year ended December 31
	2024	2023	2022

Basic and diluted loss per share:	(3.03)	(0.75)	(3.93)

In 2024, 2,523,268 warrants, 1,136,249 options and 48,937 RSU’s were excluded from the diluted weighted average number of Ordinary Shares calculation as their effect would have been anti-dilutive.

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

Note 24:	Balances and Transactions with Related Parties and Key Officers

a.	Related parties consist of:
•	Clal Biotechnologies Industries Ltd.- Related party
•	Directors of the Company.

1.	Balances with related parties:

Other Payables
Directors:
As of December 31, 2024	86
As of December 31, 2023	83

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 24:	Balances and Transactions with Related Parties and Key Officers (Cont.)

2.	Transactions with related parties:

Rental fee:	Year ended December 31
	2024	2023	2022
Related party	-	267	457

Professional fee *:	Year ended December 31
	2024	2023	2022

Directors	333	502	484
Related party	-	25	63
	333	527	547
Number of Directors	5	***9	**10

*	Not included share-based compensation detailed in note 20.
**	During 2022 two members of the board of directors were replaced.
***	During 2023 three members of the board have left and one member of the board was replaced. At the end of 2023, the total board member consisted of five members.

b.	Key Officers:

1.	Balances with Key Officers of the Company

Other Payables
Key Officers of the Company

As of December 31, 2024	759
As of December 31, 2023	518

•	Represents the officer’s gross salary plus payments of mandatory social benefits, bonuses, and vacation provisions without share based compensation.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 24:	Balances and Transactions with Related Parties and Key Officers (Cont.)

2.	Compensation of Key Officers of the Company:

The following amounts disclosed in the table are recognized as an expense during the reporting period related to officers:

	Year ended December 31
	2024	2023	2022
Short-term employee benefits (*)(**)	2,542	2,084	2,880
Share-based compensation	1,707	757	797

	4,249	2,841	3,677
Number of officers (***)	6	8	7

(*) One-time expenses amounted $309 for the year ended December 31, 2022, are associated with the management changes.

(**) In December 2007, the Company's board of directors approved one‑time bonus payments to the Chief Medical Officer in the amounts of $ 120, which was recorded in profit and loss in December 2022 upon achieving marketing approval in the United States.

(***) During 2023 two key officers were replaced. At the end of 2023 the total key officers consist of six officers

Note 25:	Subsequent events:

1.	In February 2025, the Company announced the initiation of VALUE, a global, pivotal Phase III trial evaluating EscharEx for the treatment of venous leg ulcers (VLUs).

2.

On February 11, 2025, the Board of Directors of the Company approved the granting of up to 248,100 shares and 21,950 RSUs to employees, officers, and board members. The share options have an exercise price of $18.54 per share and will vest over a period of 1 to 4 years.