Form 20-F
period 2025-12-31
MediWound Ltd.
filed 2026-03-05
CIK 1593984

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2025, the registrant had 12,835,148 ordinary shares, par value NIS 0.07 per share, outstanding.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐       No ☒

MEDIWOUND LTD.

FORM 20-F ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

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

Throughout this annual report, we refer to various trademarks, service marks and trade names that we use in our business. Solely for convenience, the trademarks, service marks and trade names are referred to herein without the use of ® and ™ symbols. However, the omission of such symbols is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. The “MediWound” design logo, “MediWound,” “NexoBrid,” “EscharEx” and other trademarks or service marks of MediWound Ltd. appearing in this annual report are the property of MediWound Ltd. We have several other trademarks, service marks and pending applications relating to our solutions. Other trademarks and service marks appearing in this annual report are the property of their respective holders. Our use or display of other companies’ trademarks, service marks or trade names is not intended to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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
i

•	the impact of government laws and regulations.

•	our expectations regarding the operational capacity of our factory; and

•	our expectations regarding future filing of registration statements

The preceding list is not intended to be an exhaustive list of all our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into consideration the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. These statements may be found primarily in the sections of this annual report on Form 20-F entitled “ITEM 3.D. Risk Factors,” “ITEM 4. Information on the Company,” “ITEM 5. Operating and Financial Review and Prospects,” “ITEM 10.E. Taxation-United States Federal Income Taxation-Passive Foreign Investment Company Considerations” and elsewhere in this annual report, including the section entitled “ITEM 4.B. Business Overview” and “ITEM 4.B. Business Overview-Our Focus,” which contain information obtained from independent industry sources. Actual results, development and business decisions could differ materially from those anticipated in these forward-looking statements due to various important factors, including those risks discussed in “ITEM 3.D. Risk Factors” and information contained in other documents filed with or furnished to the Securities and Exchange Commission.

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

The United Kingdom (“UK”) regulatory framework in relation to clinical trials is governed by the Medicines for Human Use (Clinical Trials) Regulations 2004, as amended, which is derived from the EU Clinical Trials Directive (as implemented into UK law, through secondary legislation). On April 28, 2025, the UK adopted an amendment to the UK clinical trials regulations intended to support a more streamlined and flexible regulation of clinical trials, removing unnecessary administrative burdens on trial sponsors, whilst protecting the interests of trial participants. It also intends to bring the UK regulatory framework for clinical trials, which is still based on the EU Clinical Trials Directive, into closer alignment with the CTR. The amendment will become applicable on April 28, 2026 following a one-year transition period.

Additionally, the EU pharmaceutical legislation has been undergoing a complete review process, in the context of the Pharmaceutical Strategy for Europe initiative, launched by the European Commission in November 2020. The European Commission’s proposal for revision of several legislative instruments related to medicinal products was published on April 26, 2023. The proposed changes were since discussed and negotiated by the European Parliament and the Council of the EU as part of the EU ordinary legislative process.  The European Parliament and the Council of the EU adopted their respective positions on April 10, 2024 and June 4, 2025 and a common position on the text was agreed upon on December 11, 2025, in the context of subsequent inter-institutional trilogue negotiations. The proposed revisions (affecting the duration of regulatory data protection and market protection, including for orphan medicinal products, revising the eligibility for expedited pathways, etc.) remain to be formally adopted by the two institutions, which is not anticipated before early 2026. The proposed changes are not expected to become applicable before 2028. The revisions may have a significant impact on the biopharmaceutical industry in the long term. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing authorization that we may have obtained and we may not achieve or sustain profitability. We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. If such actions impose constraints on the FDA’s ability to engage in oversight and implementation of activities in the normal course, or if we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are unable to maintain regulatory compliance, we may be subject to enforcement action and our business may be negatively impacted.

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

In addition, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for NexoBrid are and will remain subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as on-going compliance with cGMPs, and similar foreign requirements and GCPs for any clinical trials that we conduct post-approval. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic, unannounced inspections by the FDA and other regulatory authorities for compliance with cGMP regulations and standards and similar foreign requirements. If we or a regulatory authority discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facilities where the product is manufactured, a regulatory authority may impose restrictions on that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

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

The ability of the FDA and foreign regulatory authorities to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, particularly in light of changes to the presidential administration, the FDA’s and foreign regulatory authorities’ ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s and foreign regulatory authorities’ ability to perform routine functions. Average review times at the FDA and foreign regulatory authorities have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies such as the EMA may also slow the time necessary for new drugs and biologics to be reviewed and/or approved by necessary regulatory authorities, which would adversely affect our business. For example, over the last several years, including most recently in October to November of 2025, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

Separately, in response to the COVID-19 pandemic a few years ago, the FDA postponed most inspections of domestic and foreign manufacturing facilities at various points. Even though the FDA resumed standard inspection operations, the FDA has continued to monitor and implement changes to its inspectional activities to ensure the safety of its employees and those of the firms it regulates, and any emergence of a new pandemic may lead to further inspectional or administrative delays. Regulatory authorities outside the United States have adopted similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs once again, or if global health concerns prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business. These disruptions have delayed execution of certain governmental contracts which may adversely impact our financial results.

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

The marketing authorization for NexoBrid in the EU and other international markets is limited to the treatment of deep partial- and full-thickness burns. In the United States, the marketing authorization for NexoBrid is limited to eschar removal in patients with deep partial thickness and/or full thickness thermal burns. Any additional regulatory approval of NexoBrid for severe burns and any regulatory approval we may receive for any of our pipeline product candidates in the future, would be limited to those specific indications for which such pipeline product candidate had been deemed safe and effective by the FDA, EMA, or another regulatory authority. Additionally, labeling restrictions in the U.S. and EU limit the manner in which a product may be used. For example, NexoBrid’s label in the U.S. and EU provides that it may only be used in specialized burns centers or by burn specialists and that it is not to be applied to more than 30% and 15% of the patient’s total body surface area, respectively. If physicians prescribe the medication for unapproved, or “off-label,” uses or in a manner that is inconsistent with the manufacturer’s labeling, it could produce results such as reduced efficacy or other adverse effects, and the reputation of our products in the marketplace may suffer. In addition, should any of our future products have a significant price difference and if they are used interchangeably, off-label uses may cause a decline in our revenues or potential revenues. Furthermore, while physicians may choose to prescribe treatments for uses that are not described in the product’s labeling and for uses that differ from those approved by regulatory authorities, we cannot promote the products for any indications other than those that are specifically approved by the European Commission, the FDA or other regulatory authorities. Regulatory authorities restrict communications by companies on the subject of off-label use. If our promotional activities fail to comply with these regulations or guidelines, we may be subject to enforcement actions by those authorities. In the United States, “off-label promotion” by pharmaceutical companies has resulted in significant litigation under the Federal False Claims Act, violations of which may result in substantial civil penalties and fines as well as exclusion from government health care programs. More generally, failure to follow the rules and guidelines of regulatory agencies relating to promotion and advertising, such as that promotional materials not be false or misleading, can result in refusal to approve a product, the suspension or withdrawal of an approved product from the market, product recalls, fines, disgorgement of money, operating restrictions, injunctions or criminal prosecution.

Risks Related to Manufacturing

We may not be able to expand our production or processing capabilities or satisfy future demand.

Our global demand for NexoBrid surpasses the current manufacturing capabilities. We are currently seeking to expand our manufacturing capabilities in order to increase our capacity to manufacture NexoBrid and future product candidates and satisfy near term demand. Construction of the new GMP-compliant state-of-the-art manufacturing facility in Yavne, Israel has been completed as of August 2024, with commissioning completed. The facility has reached full operational capacity at the end of 2025, increasing manufacturing output sixfold. Commercial availability will depend on securing the necessary regulatory approvals. However, we cannot guarantee that we will be able to obtain the requisite approvals, including meeting regulatory and quality requirements, or if we do, that the facility will satisfy additional growing demand. Conversely, there can be no assurance that even if we obtain a new facility, demand for our products will increase proportionately to the increased production capability. Furthermore, we cannot assure that this or similar projects will be implemented in a timely and cost-efficient manner, and that our current production will not be adversely affected by the operational challenges of implementing the expansion project.

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

We currently procure bromelain SP, a key substance starting material in the manufacturing of NexoBrid, EscharEx and our pipeline product candidates, from a single supplier, Challenge Bioproducts Corporation Ltd. (“CBC”). CBC’s manufacturing facilities are located in Taiwan (i.e., the Republic of China) and it uses proprietary methods to manufacture bromelain SP. Our supply agreement with CBC has no fixed expiration date and can be voluntarily terminated by us, with at least six months’ advance written notice, or by CBC, with at least 24 months’ advance written notice. Although we have a contractual right to procure this material from other suppliers, subject to payment of a one-time, non-material licensing fee to CBC, procuring this material from any other source would require time and effort which may interrupt our supply of bromelain SP and may cause an interruption of the supply of NexoBrid, EscharEx and our pipeline product candidates to the marketplace and for future clinical trials or other development purposes. Regulatory authorities could require that we conduct additional studies in support of a new supplier, which could result in significant additional costs or delays. Furthermore, there can be no assurance that we would be able to procure alternative supplies of bromelain SP at all or at comparable quality or competitive prices or upon fair and reasonable contractual terms and conditions. Although we believe that we currently store sufficient inventory of bromelain SP in our warehouse with additional inventory stored exclusively for us at CBC’s warehouse to continue full capacity operations for approximately two years, this inventory may prove insufficient, and any interruption or failure to source additional bromelain SP from CBC or other third parties in a timely manner, or at all, would adversely affect our business, prospects, financial condition and results of operations.

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

Risks Related to Commercialization

Our revenue growth depends initially on our ability to successfully commercialize NexoBrid and EscharEx.

We currently have a marketing authorization in the United States, the European Economic Area (“EEA”) (which consists of the 27 EU member states plus Norway, Liechtenstein, Switzerland and Iceland), UK, Israel, Russia, Ukraine, South Korea, Taiwan, United Arab Emirates, Japan, India and Australia for a single product, NexoBrid for eschar removal in patients with deep partial thickness and/or full thickness thermal burns, which we refer to as severe burns. We are currently relying, for a significant portion of our revenues from sales of products, on sales of NexoBrid in the U.S., Europe and in other international markets for the treatment of severe burns. We anticipate that, for at least the next several years, our ability to generate revenues and become profitable will depend on the commercial success of NexoBrid in these markets, primarily in the U.S., as well as on potential initial contribution related to EscharEx in the coming years. There can be no assurance that EscharEx will receive regulatory approval in any jurisdiction, be successfully commercialized, or generate meaningful revenues. If we are unable to obtain approval for or successfully commercialize EscharEx, our future growth prospects would be limited and our business, financial condition and results of operations could be materially adversely affected.

The commercialization success of NexoBrid in the U.S. is dependent on the actions of our partner Vericel.

On May 6, 2019, we entered into an exclusive license and supply agreements with Vericel Corporation (“Vericel”) to commercialize NexoBrid in all countries of North America (the “Vericel License Agreement”). In accordance with the Vericel License Agreement, Vericel paid us $17.5 million in cash as an upfront payment at the execution of the Vericel License Agreement and an additional milestone payment of $7.5 million upon the achievement of Biologics License Application (“BLA”) approval for NexoBrid. Vericel is obligated to pay us up to $125 million, in the aggregate, upon attainment of certain sales milestones. Vericel is also obligated to pay us tiered royalties on net sales of NexoBrid ranging from mid-high single-digit to mid-teen percentages, subject to certain customary reductions. The success of our business depends largely on Vericel’s success in commercializing NexoBrid. If Vericel fails to devote adequate resources to commercialization efforts, fails to comply with applicable regulatory requirements, or otherwise does not perform its obligations under the Vericel License Agreement, our revenues from NexoBrid could be materially adversely affected. In addition, If Vericel will not be able to obtain future governmental procurement and development funding from BARDA and does not retain us as a subcontractor under such arrangements, our anticipated revenues related to NexoBrid could be adversely impacted.

We are dependent on our contract with MTEC/DoW to fund our development activities for NexoBrid for field use in the United States. If these contracts will be suspended or terminated, it will adversely impact our future revenues.

In February 2022, the Company entered into a contract with the U.S. Department of War (the “DoW”) through the Medical Technology Enterprise Consortium (MTEC) to advance the development of a temperature-stable formulation of NexoBrid for field-care burn treatment for the U.S. Army. This contract was subsequently amended multiple times throughout 2023–2025 to expand funding, bringing the total contract value to $17 million.

Additionally, in October 2023, the Company was awarded $1.2 million in direct funding from MTEC to further support the development of the temperature-stable NexoBrid formulation.

As of December 31, 2025, the total funding received from the DoW and MTEC amounts to $18.2 million.

MTEC/DoW may terminate their respective contracts at any time, at their convenience, without any further funding obligations. There can be no assurances that MTEC/DoW will not terminate the contract. Changes in government budgets and agendas may result in a decreased and de-prioritized emphasis on supporting the development of NexoBrid for field use. Any reduction or delay in MTEC/DoW funding may force us to suspend the program or seek alternative funding, which may not be available on non-dilutive terms, terms favorable to us or at all. Furthermore, any such reduction, delay or termination could adversely affect our future revenues from development services.

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

In the United States, third-party payors often rely on the coverage policies and payment limitations imposed by Medicare and other government payors, in setting their own coverage policies and reimbursement rates. NexoBrid is typically administered in the hospital outpatient setting, and all items and services paid under the Medicare hospital outpatient prospective payment system, or OPPS, are assigned to payment groups called Ambulatory Payment Classifications, or APCs, which group together items and services that are similar clinically and in terms of resource use. Reimbursement for professional services performed by physicians are reported using CPT codes and based on a different payment methodology. Effective January 1, 2024, CMS granted transitional pass-through, or TPT, payment status for NexoBrid under HCPCS code J7353 (“Anacaulase-bcdb, 8.8% gel, 1 gram”). This status is granted by CMS to facilitate access to innovative drugs and biological agents whose cost is “not insigifncant” related to the hospital outpatient prospective payment for the procedures or services associated with the new drug or biological agent. NexoBrid’s TPT status, however, expires on December 31, 2026. Our inability to promptly obtain coverage and profitable payment rates from hospital budget, government-funded and private payors for NexoBrid, EscharEx or any pipeline product candidate could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

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

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. These changes included aggregate reductions to Medicare payments to providers, which went into effect in April 2013 and, due to subsequent legislative amendments, will stay in effect through 2032, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022, unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other healthcare funding, which could negatively impact the market for NexoBrid, EscharEx and our other product candidates, if approved, and, accordingly, our financial operations.

There has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which have resulted in several Congressional inquiries and proposed bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. In March 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminated the statutory cap on drug manufacturers’ Medicaid drug rebate liability for single source and innovator multiple source drugs, beginning January 1, 2024. The rebate was previously capped at 100% of a drug’s average manufacturer price. In August 2022, the Inflation Reduction Act of 2022, or IRA, was signed into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare, with prices that can be negotiated subject to a cap; imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023); and replaces the Part D coverage gap discount program with a new discounting program (which began in 2025). CMS has published the negotiated prices for the initial ten drugs, which went into effect in 2026, and the subsequent 15 drugs, which will first be effective in 2027, as well as the next set of 15 drugs that will be subject to negotiation, although the drug price negotiation program is currently subject to legal challenges.  The IRA permits the Secretary of the Department of Health and Human Services to implement many of these provisions through guidance, as opposed to regulation, for the initial years. HHS has and will continue to issue and update guidance as these programs are implemented. For that and other reasons, it is currently unclear how the IRA will be effectuated, or the impact of the IRA on our business.

More recently, the One Big Beautiful Bill Act, which was enacted in July 2025, imposes significant reductions in the funding of the Medicaid program. Such reductions are expected to decrease the number of persons enrolled in Medicaid and reduce the services covered by Medicaid, which could adversely affect our sales of any product candidate that we commercialize.

The current Presidential administration is pursuing a two-fold strategy to reduce drug costs in the U.S. While it is unclear whether and how such policies will be implemented, the proposed policies are likely to have a negative impact on the pharmaceutical industry and on our ability to receive adequate revenues for our products and any additional product candidates we develop, if approved. As part of this strategy, President Trump has proposed imposing significant tariffs on pharmaceutical manufacturers that do not adopt pricing policies such as most favored nation pricing, which would tie the price for drugs in the U.S. to the lowest price in a group of other countries. In response, multiple manufacturers have reportedly entered into confidential pricing agreements with the federal government. In addition, the Trump administration is pursuing traditional regulatory pathways to impose drug pricing policies, and published two proposed regulations in December 2025, referred to as Globe and Guard.  If finalized, these regulations would implement mandatory payment models under which manufacturers of eligible drugs would be required to pay rebates to the federal government on a portion of the units of their drugs that are reimbursed by Medicare, with the rebate amount based on most favored nation pricing.  While the impact of the Globe and Guard proposed regulations, if finalized, cannot yet be determined, it is likely to be significant.  Even regulatory proposals or executive actions that are ultimately deemed unlawful could negatively impact the U.S. pharmaceutical sector and our business.  In addition, pharmaceutical pricing and marketing has long been the subject of considerable discussion in Congress and among policymakers, and it is possible that Congress could enact additional laws that negatively affect the pharmaceutical industry.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, marketing cost disclosure, drug price reporting and other transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Some states have enacted legislation creating so-called prescription drug affordability boards, which ultimately may attempt to impose price limits on certain drugs in these states.

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

Our future financial performance and ability to successfully commercialize our products and to compete effectively will depend, in part, on our ability to manage any future growth effectively. We have made and expect to continue to make significant investments to enable our future growth through, among other things, new product development, clinical trials for new indications, expansion of our marketing and sales infrastructure and continued exploring for potential business development opportunities. The global demand for NexoBrid currently surpasses our current manufacturing capabilities. We are currently expanding our manufacturing capabilities in order to increase our capacity to manufacture NexoBrid and satisfy near term demand. Towards that end we initiated a facility scale-up in 2022 to meet the growing global demand for NexoBrid. Our new GMP-compliant state-of-the-art manufacturing facility was completed as of August 2024. The facility has reached full operational capacity by the end of 2025, increasing manufacturing output sixfold. Commercial availability will depend on securing the necessary regulatory approvals. In addition, we anticipate the need to expand manufacturing capabilities for EscharEx to meet market demands upon regulatory approval. Scaling up production for EscharEx will require substantial resources and be subject to regulatory clearance.  Beyond manufacturing, we must also be prepared to expand our workforce and train, motivate and manage additional employees as the need for additional personnel arises. Even following expansion, our facilities, personnel, systems, procedures and controls may not be adequate to support our future operations, or we may expand, but then fail to grow our sales of NexoBrid or our pipeline product candidates sufficiently to support such operational growth. Any failure to manage future growth effectively could have a material adverse effect on our business and results of operations.

We have a history of net losses. We expect to continue to incur substantial and increasing net losses in the coming years, and we may never achieve or maintain profitability.

We have incurred significant net losses, including a net loss of $23.9 million for the year ended December 31, 2025 and $30.2 million for the year ended December 31, 2024. As of December 31, 2025, we had an accumulated deficit of $228.9 million. We may incur substantial net losses in the coming years. These losses and negative cash flows have had, and will continue to have, an adverse effect on our shareholder’s equity and working capital.

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

The dollar is our functional and reporting currency. However, a significant portion of our operating expenses are incurred in Israeli shekels and Euros. As a result, we are exposed to the risks that the shekel may appreciate relative to the dollar, or, if the shekel instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the shekel, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the shekel against the dollar. For example, the shekel appreciated significantly relative to the dollar, on average, by 12.5% in 2025, after having depreciated by 0.4% in 2024 and by 3.1% in 2023, thereby increasing, in 2025, the U.S. dollar cost of our shekel-denominated expenses. The Euro also appreciated significantly relative to the dollar in 2025 on average, by 11.3%, thereby increasing the U.S. dollar cost of our Euro-denominated expenses. If the dollar or Euro cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

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

We are subject to data privacy and security laws in the EU as well as the EEA and UK, including Regulation 2016/679, or the General Data Protection Regulation (the “EU GDPR”) and the United Kingdom General Data Protection Regulation (the “UK GDPR”) (the EU GDPR and UK GDPR together referred to as the “GDPR”), with respect to our collection, control, processing, sharing, disclosure and other use of personal data of individuals located in the EEA or in the context of our activities within the EEA. In addition, some of the personal data we process in respect of clinical trial participants is special category or sensitive personal data under the GDPR, and subject to additional compliance obligations and to local law derogations. The GDPR went into effect in May 2018, and companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million / £17.5 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. In addition to fines, a breach of the GDPR may result in regulatory investigations, reputational damage, orders to cease/ change our data processing activities, enforcement notices, assessment notices (for a compulsory audit) and/ or civil claims (including class actions). Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EEA and the United States remains uncertain. Case law from the Court of Justice of the EU (“CJEU”) states that reliance on the standard contractual clauses, or SCCs - a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism - alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis.

As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the SCCs cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we operate our business, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

As we continue to expand into other foreign countries and jurisdictions, we may be subject to additional laws and regulations that may affect how we conduct business. In Israel, where we are incorporated and have significant operations, including one of our corporate headquarters, we are subject to the Israeli Privacy Protection Law, 5741-1981, as amended (“PPL”), and its regulations, including the Israeli Privacy Protection Regulations (Data Security), 5777-2017 (the “Data Security Regulations”). In addition, the Privacy Protection Regulations (Provisions Regarding Information Transferred to Israel from the European Economic Area), 5784-2023 (“EU Transfer Regulations”), were enacted in 2023 and provide, in certain cases, additional rights to data subjects from the European Economic Area and Israel. The PPL and its regulations impose obligations regarding how personal data is processed, maintained, transferred, disclosed, accessed, and secured.

A material amendment  to the PPL, the Protection of Privacy (Amendment No. 13) Law, 5784-2024 (“Amendment 13”), was approved by the Israeli Parliament in August 2024 and took effect on August 14, 2025. Among other things, Amendment 13 expanded the Privacy Protection Authority's investigation authority and the monetary sanctions that can be imposed for breach of the PPL and its regulations, to substantial amounts that may reach in certain cases millions of NIS.  Amendment 13 also introduces additional obligations for parties that process personal data, which may require us to modify our data practices and policies, appoint a data protection officer, and incur substantial costs to adjust our privacy and data protection practices in Israel. Therefore , significant changes to the PPL and its regulations may necessitate adjustments to our data protection and security practices.

Non-compliance with the PPL and its regulations could result in enforcement actions by the Israeli Privacy Protection Authority, litigation (including class actions), and fines and penalties. The Israeli Privacy Protection Authority may initiate administrative inspection proceedings from time to time. If such inspection procedure reveals irregularities with respect to our compliance with the PPL, we may need to take remedial actions to rectify such irregularities, which may increase our costs, in addition to our exposure to fines, penalties and litigation. We will continue to evaluate the application of these regulations and requirements.

Our business and operations may suffer in the event of information technology system failures, cyberattacks or deficiencies in our cybersecurity.

We collect and maintain information in digital form that is necessary to conduct our business, and we are increasingly dependent on information technology systems and infrastructure to operate our business. In the ordinary course of our business, we collect, store and transmit large amounts of confidential information, including intellectual property, proprietary business information and personal information of customers and our employees and contractors. It is critical that we do so in a secure manner to maintain the confidentiality, integrity and availability of such confidential information. We have implemented physical and electronic security measures to protect our proprietary information, maintain standard operation procedures and conduct business continuity and disaster recovery simulations, penetration testing and train our employees. However, we cannot provide assurances that our data protection and security measures will be fully implemented or complied with, will not be breached or will provide adequate protection for our confidential information or information technology systems.

Our information technology systems and those of our third-party service providers, strategic partners and other contractors or consultants are vulnerable to attack and damage or interruption from computer viruses and malware (e.g. ransomware), misconfigurations, “bugs” or other vulnerabilities, malicious code, natural disasters, terrorism, war, telecommunication and electrical failures, hacking, cyberattacks, phishing attacks, worms/trojans and other social engineering schemes, employee theft or misuse, human error, fraud, denial or degradation of service attacks, sophisticated nation-state and nation-state-supported actors. We have also outsourced elements of our information technology infrastructure, and as a result a number of third-party vendors may or could have access to our confidential information. Data breaches, cyber-attacks and other similar incidents are increasing in frequency, levels of persistence, sophistication and intensity and are evolving in nature. Moreover, geopolitical tensions, particularly the Hamas-Israel and the Russia-Ukraine conflicts, have contributed to a surge in cyber-attacks targeting Israeli companies and products globally, posing a threat to critical infrastructure.

There is a risk that third parties may obtain and improperly utilize our proprietary information to our competitive disadvantage. Attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. We may also face increased cybersecurity risks due to our reliance on internet technology and the number of our employees continue to work remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. Even if identified, we may be unable to adequately investigate or remediate incidents or breaches due to attackers increasingly using tools and techniques – including artificial intelligence – that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence. We may not be able to detect or prevent the unauthorized use of our confidential information or take appropriate and timely steps to enforce our intellectual property rights.

We and certain of our service providers are from time to time subject to cyberattacks and security incidents. While we do not believe that we have experienced any significant system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations, whether due to a loss, corruption or unauthorized disclosure of our trade secrets, personal information or other proprietary or sensitive information or other similar disruptions. It could also expose us to risks, including an inability to provide our services and fulfill contractual demands, and could cause management distraction and the obligation to devote significant financial and other resources to mitigate such problems. If a security breach or other incident were to result in the unauthorized access to or unauthorized use, disclosure, release or other processing of personal information, it may be necessary to notify individuals, governmental authorities, supervisory bodies, the media and other parties pursuant to privacy and security laws, and the costs associated with the investigation, remediation and potential notification of the breach to counter-parties and data subjects could be material. Furthermore, federal, state and international laws and regulations can expose us to enforcement actions and investigations by regulatory authorities, and potentially result in regulatory penalties, fines and significant legal liability, if our information technology security efforts fail. Any adverse impact to the availability, integrity or confidentiality of our or third-party systems or confidential information can result in legal claims or proceedings (such as class actions), regulatory investigations and enforcement actions, fines and penalties, negative reputational impacts that cause us to lose existing or future customers, and/or significant incident response, system restoration or remediation and future compliance costs.  To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or systems, or inappropriate disclosure of confidential or proprietary or personal information, we could incur liability, including litigation exposure, penalties and fines, we could become the subject of regulatory action or investigation, our competitive position could be harmed and the further development and commercialization of our products and services could be delayed. There can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems and information.

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

The development of biopharmaceutical products involves an inherent risk of product liability claims and associated adverse publicity. Our products may be found to be harmful or to contain harmful substances. This exposes us to substantial risk of litigation and liability or may force us to discontinue production of certain products. Our product liability insurance in countries where NexoBrid is sold may not insure us against all claims that may be asserted against us. Product liability insurance is costly and often limited in scope. There can be no assurance that we will be able to obtain or maintain insurance on reasonable terms or to otherwise protect ourselves against potential product liability claims that could impede or prevent commercialization of NexoBrid, EscharEx or our pipeline product candidates. Furthermore, a product liability claim could damage our reputation, whether or not such claims are covered by insurance or are with or without merit. A product liability claim against us or the withdrawal of a product from the market could have a material adverse effect on our business or financial condition. Furthermore, product liability lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management’s time and attention, which could seriously harm our business.

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

We conduct business globally and file income tax returns in multiple jurisdictions. Our consolidated effective income tax rate could be materially adversely affected by several factors, including: changing tax laws, regulations and treaties, or the interpretation thereof (such as the One Big Beautiful Bill Act signed into law in the United States on July 4, 2025 which, among other changes, codifies certain key changes including the treatment of U.S. R&D expenses, increasing the interest expense deduction limits, and modifying the rules applicable to Foreign Derived Deduction Eligible Income (FDDEI) (formerly Foreign Derived Intangible Income); tax policy initiatives and reforms in effect and under consideration (such as those related to the Organization for Economic Co-Operation and Development’s (“OECD”) Base Erosion and Profit Shifting, or BEPS, project, the European Commission’s state aid investigations and other initiatives); the practices of tax authorities in jurisdictions in which we operate; the resolution of issues arising from tax audits or examinations and any related interest or penalties. Moreover, in 2015, the Organization for Economic Co-operation and Development (“OECD”) released various reports under its Base Erosion and Profit Shifting (“BEPS”) action plan to reform international tax systems and prevent tax avoidance and aggressive tax planning. These actions aim to standardize and modernize global corporate tax policy, including cross-border taxes, transfer-pricing documentation rules and nexus-based tax incentive practices which in part are focused on challenges arising from the digitalization of the economy. The reports have a very broad scope including, but not limited to, neutralizing the effects of hybrid mismatch arrangements, limiting base erosion involving interest deductions and other financial payments, countering harmful tax practices, preventing the granting of treaty benefits in inappropriate circumstances and imposing mandatory disclosure rules. It is the responsibility of OECD members to consider how the BEPS recommendations should be reflected in their national legislation. Many countries are beginning to implement legislation and other guidance to align their international tax rules with the OECD’s BEPS recommendations, for example, by signing up to the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent BEPS (“MLI”) which currently has been signed by over 100 jurisdictions, including Israel, who deposited its instrument of ratification to implement the MLI on September 13, 2018.

The MLI implements some of the measures that the BEPS initiative proposes to be transposed into existing treaties of participating states. Such measures include the inclusion in tax treaties of one, or both, of a “limitation-on-benefit” (“LOB”) rule and a “principal purposes test” (“PPT”) rule. The application of the LOB rule or the PPT rule could deny the availability of tax treaty benefits (such as a reduced rate of withholding tax) under tax treaties. In addition, the OECD has been working on proposals, commonly referred to as “BEPS 2.0,” which would make important changes to the international tax system, by allocating taxing rights in respect of certain profits of multinational enterprises above a fixed profit margin to the jurisdictions within which they carry on business (subject to threshold rules) and imposing a minimum effective tax rate on certain multinational enterprises. The rules for a global minimum tax have been implemented in a number of jurisdictions with effect from 2024. In response to concerns raised by the United States, the OECD recently finalized a “side-by-side” approach, under which certain U.S.- parented multinational enterprises may be exempt from certain aspects of the global minimum tax rules.  It is not entirely clear how this side-by-side agreement will be implemented by each participating jurisdiction. As a result, these rules remain under negotiation and continues to evolve. There have been and are likely to be significant changes in the tax legislation of various OECD jurisdictions during the period of implementation of BEPS or BEPS 2.0. While certain BEPS initiatives are in the final stages of approval and/or implementation, we cannot comprehensively predict their outcome or what impact they will have on our tax obligations and operations or our financial statements, up to their final enactment in national and international legislation. Such legislative initiatives may materially and adversely affect our plans to expand internationally and may negatively impact our financial condition, tax liability or results of operations and could increase our administrative efforts. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends, royalties and interest paid.

We are unable to predict what tax reforms may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices in jurisdictions in which we operate, could increase the estimated tax liability that we have expensed to date and paid or accrued on our consolidated financial statements, and otherwise affect our future results of operations, cash flows in a particular period and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders and increase the complexity, burden and cost of tax compliance. Significant changes or developments in U.S. laws and policies, such as laws and policies surrounding international trade, foreign affairs, manufacturing and development and investment in the territories and countries where we or our customers operate, can materially adversely affect our business, results of operations, and financial condition. The U.S. government has imposed (in certain cases, subject to deferral) significant tariffs on imports from certain jurisdictions and indicated the likely imposition of or significant increases in tariffs on goods imported into the United States from many other jurisdictions in the future, which could lead to corresponding punitive actions by the countries with which the U.S. trades. Tariffs imposed by the U.S. government are the subject of litigation and, in some cases, have been struck down by U.S. federal courts, including by the U.S. Supreme Court. We are currently unable to predict whether any such changes will occur and, if so, the ultimate impact on business or our vendors, and or contracts with BARDA and the DoW.

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

As of December 31, 2025, we had been granted a total of over 80 patents, of which 37 are in force, and have 13 pending patent applications. The family of patents that covers NexoBrid specifically includes 2 granted patents that are in force worldwide. EscharEx is covered in 22 patents in force. However, there can be no assurance that patent applications relating to our products, processes or technologies will result in patents being issued, that any patents that have been issued will be adequate to protect our intellectual property or that we will enjoy patent protection for any significant period of time. Additionally, any issued patents may be challenged by third parties, and patents that we hold may be found by a judicial authority to be invalid or unenforceable. Other parties may independently develop similar or competing technology or design around any patents that may be issued to or held by us. Our current patents will expire or they may otherwise cease to provide meaningful competitive advantage, and we may be unable to adequately develop new technologies and obtain future patent protection to preserve our competitive advantage or avoid adverse effects on our business.

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

Eleven of the currently issued NexoBrid patents have expired in November 2025. One of our two U.S. patents for NexoBrid was granted a 5-year patent term extension, and consequently, it will expire in 2030. The other U.S. patent is set to expire in 2029. However, because of the extensive time required for development, testing and regulatory review of a potential product, and although such delays may entitle us to patent term extensions, it is possible that, before NexoBrid can be commercialized in additional international jurisdictions and/or before any of our future products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantages of the patent. The international PCT patent applications relating to EscharEx were filed on January 30, 2017. National phase applications corresponding to these PCT applications were filed in several jurisdictions and the expiration date of the 22 patents that were issued and are in force is January 30, 2037, absent patent-term adjustment and/or extensions. Our pending and future patent applications may not lead to the issuance of patents or, if issued, the patents may not provide us with any competitive advantage. We also cannot guarantee that:

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

Our ordinary shares were first offered publicly in our IPO in March 2014 at a price of $98.00 per share (as adjusted for the reverse stock split), and our ordinary shares have subsequently traded as high as $135.17 per share and as low as $7.10 per share through December 31, 2025. The market price of our ordinary shares on the Nasdaq Global Market may fluctuate as a result of a number of factors, some of which are beyond our control, including, but not limited to:

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

We have made significant offerings of our ordinary shares in the past and may do so again in the future. For example, The SEC declared effective our shelf registration statements on Form F-3 on April 22, 2019, June 3, 2022, September 9, 2024, and March 27, 2025. In our latest F-3, from March 27, 2025, we registered offerings of up to $125,000,000 in various securities and the resale of up to 1,266,141 ordinary shares.

Sales by us or our shareholders of a substantial number of ordinary shares in the public market could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

In addition, as of March 1, 2026, 1,281,242 ordinary shares were subject to outstanding option and RSU awards granted to employees and office holders under our share incentive plans, including 834,268 ordinary shares issuable under currently exercisable share options and RSUs. We have filed registration statement on Form S-8 registering the issuance of all such ordinary shares issuable under our share incentive plans. As of March 1, 2026, 433,039 shares are available for future awards under our 2024 Share Incentive Plan. Shares included in such registration statements on Form S-8 may be freely sold in the public market upon issuance, except for shares held by affiliates, who have certain restrictions on their ability to sell.

Because the 2014 Equity Incentive Plan (“2014 Plan”) expired in March 2024, we adopted a new share incentive plan—the 2024 Share Incentive Plan (the “2024 Plan”) - and obtained our shareholders’ approval for that plan at an extraordinary general meeting of shareholders that took place in December 2024. Outstanding grants under the 2014 Plan will remain subject to the 2014 Plan even after the expiration of that plan, but any ordinary shares available under the 2014 Plan as of the adoption of the 2024 Plan, or that subsequently become available under the 2014 Plan due to the expiration, cancellation, forfeiture or other surrender of outstanding grants under the 2014 Plan (up to 1,158,641 ordinary shares in total), are (or will become) available for new grants under the 2024 Plan.

Upon its effectiveness, the 2024 Plan had a total of 280,375 ordinary shares reserved and initially available for issuance, consisting entirely of 580,375 shares that were rolled over from the 2014 Plan. On February 19, 2026, we increased by 300,000 ordinary shares reserved for issuance under the 2024 Plan, and it now has 580,375 ordinary shares reserved and initially available for issuance. Out of that initial pool of shares, the number of ordinary shares that may be issued upon the exercise of incentive stock options within the meaning of Section 422 of the Code is capped at 580,375.

In addition to the foregoing 580,375 ordinary shares initially available under the 2024 Plan, up to 1,158,641 ordinary shares that underlie outstanding awards under the 2014 Plan may become available for issuance under the 2024 Plan. Similarly, ordinary shares from among the 580,375 shares reserved under the 2024 Plan that become subject to an award and are ultimately not issued (for any reason) will become available once again under the 2024 Plan.

As a foreign private issuer, we are permitted to, and actually do, follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements.

As a foreign private issuer, we are permitted to, and do, follow certain home country corporate governance practices instead of those otherwise required under the Nasdaq Stock Market listing rules for domestic U.S. issuers. For instance, we follow home country practice in Israel with regard to the (i) quorum requirement for shareholder meetings and (ii) shareholder approval for certain transactions other than a public offering involving issuances of a 20% or more interest in the company. See “ITEM 16G. Corporate Governance.” We may in the future elect to follow home country practices in Israel with regard to other matters as well, such as the formation and composition of the nominating and corporate governance committee, separate executive sessions of independent directors and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, and certain acquisitions of the stock or assets of another company). Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Global Market may provide less protection to you than what is accorded to investors under the Nasdaq Stock Market listing rules applicable to domestic U.S. issuers. See “ITEM 16G. Corporate Governance.”

As a foreign private issuer, we are not subject to the provisions of Regulation FD or U.S. proxy rules and are exempt from filing certain Exchange Act reports.

As a foreign private issuer, we are exempt from certain rules under the Exchange Act and U.S. proxy rules. We are not required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and we are generally exempt from filing quarterly reports with the SEC. Moreover, we are not required to comply with Regulation FD, which prohibits the selective disclosure of material non-public information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. In addition, our principal shareholders are exempt from the reporting requirements, and our officers, directors, and principal shareholders are exempt from the “short-swing" profit recovery provisions of Section 16 of the Exchange Act and the related rules with respect to their purchases and sales of our ordinary shares. Even though we intend to comply voluntarily with Regulation FD, these exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our Chief Executive Officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis. Nevertheless, the regulations promulgated under the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”) require us to disclose the annual compensation of our five most highly compensated officers on an individual, rather than on an aggregate, basis. See “ITEM 6.B. Compensation.” Under the Companies Law regulations, this disclosure is required to be included in the proxy statement for our annual meeting of shareholders each year, which we furnish to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K. Because of that disclosure requirement under Israeli law, we are also including such information in this annual report, pursuant to the disclosure requirements of Form 20-F. As a result of the exemptions accorded to us as a foreign private issuer, you may not receive as much information in as timely of a manner as you would if we were a U.S. domestic company.

Changes to our status as a foreign private issuer or a reduction to the leniencies accorded to foreign private issuers could increase our compliance costs.

Under current SEC rules, we would lose our foreign private issuer status if a majority of our outstanding ordinary shares are held of record by U.S. shareholders and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Our status as a foreign private issuer is currently subject to an annual review and will be tested again as of June 30, 2026 (the last business day of our second fiscal quarter of 2026). Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory and significantly increase our regulatory and compliance costs. If we lose our foreign private issuer status, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.  For example, if we were to lose our foreign private issuer status based on our annual review in 2026, then beginning on December 31, 2026, we would be required to file both an annual report in respect of 2026 and quarterly reports in respect of each of the quarters of 2027. We would also be required to follow U.S. proxy disclosure requirements, including the requirement to disclose more detailed information about the compensation of our senior executive officers on an individual basis. We may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic issuers. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

On June 4, 2025, the SEC issued a concept release soliciting comments on potential revisions to the foreign private issuer definition and/or the accommodations accorded to foreign private issuers. The SEC is considering several possible changes, including requiring foreign private issuers to have minimum non-U.S. trading volume or maintain a foreign (non-U.S.) exchange listing (neither of which we currently have), or be incorporated in jurisdictions with robust regulatory frameworks. If the SEC amends the conditions to being a foreign private issuer and we cannot meet the new conditions, we would become subject to the more stringent requirements applicable to U.S. domestic issuers. If the SEC substantially reduces the accommodations accorded to foreign private issuers, then even if we maintain our status as a foreign private issuer, we would still be subject to more stringent requirements. Either of those outcomes could significantly increase our compliance costs and require substantial changes to our practices.

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

We are required to comply with the internal control, evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). Pursuant to Section 404(a) of the Sarbanes-Oxley Act, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting. Because we have become an accelerated filer (as would be the case if we were furthermore to qualify as a large accelerated filer), we are required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes Oxley Act.

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

Expectations, regulations and relating to environmental, social and governance (ESG) matters may impose additional costs and expose us to new risks.

There is an increasing focus from certain investors, clients, regulators, employees and other key stakeholders or third parties concerning environmental, social and governance (“ESG”) factors, including those relating to climate change, supply chain matters and human capital management. Such increased scrutiny may result in increased costs, increased risk of litigation or reputational damage relating to our ESG practices or performance, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition or results of operations. Additionally, the emphasis on ESG matters has resulted and may result in the adoption of new laws and regulations, including new reporting requirements in various jurisdictions such as the United States, European Union, Australia, Singapore, and others. Our failure to comply with any applicable rules or regulations could lead to penalties and adversely impact our reputation, customer attraction and retention, access to capital and employee retention. Such ESG matters may also impact our suppliers, customers and business partners, which may augment or cause additional impacts on our business, financial condition or results of operations

Furthermore, the intensifying effects of climate change present physical, liability, and transition risks with both macro and micro implications for companies and financial markets. Events such as floods, droughts, wildfires and severe storms could, among other things, disrupt our operations, including by damaging or destroying our facilities or those of our suppliers, which may cause us to suffer losses and additional costs to maintain or resume operations or as a result of supply chain-related delays or cancellations, which could have an adverse impact on our business and results of operations. In addition, implementing changes to mitigate risks associated with such events may result in substantial short- and long-term additional operational expenses, which may materially affect our profitability.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Based on our current estimates of our gross income and gross assets and the nature of our business, we do not believe we were classified as a PFIC for the taxable year ended December 31, 2025. There can be no assurance that we will not be considered a PFIC for the current or any future taxable year. PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. Furthermore, the value of our gross assets is likely to be determined in large part by reference to our market capitalization. As such, a decline in the value of our ordinary shares or an increase in the value of our passive assets (including cash and short term investments), for example, may result in our becoming a PFIC. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gain, the loss of the preferential rate that may be applicable to dividends received on our ordinary shares by individuals who are U.S. Holders (as defined in “ITEM 10.E. Taxation-United States Federal Income Taxation”), and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. However, we do not intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we are classified as a PFIC. See “ITEM 10.E. Taxation-United States Federal Income Taxation-Passive Foreign Investment Company Considerations.”

Risks Primarily Related to our Operations in Israel

Conditions in Israel could materially and adversely affect our business.

We are incorporated under Israeli law, and our cGMP certified sterile manufacturing facility and our research and development facilities are located in Yavne, in central/southern Israel. Many of our employees, including management members, operate from our headquarters located in Israel. In addition, our officers and one director are residents of Israel. Our employees, including management members operate from our offices that are located in Yavne, in central/southern Israel. In addition, our officers and one director are residents of Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations.

Israel has been involved in various defensive wars during the last few years in response to, or in preemption of, Middle East terrorist or state-sponsored attacks on civilian targets in Israel. In late February 2026, Israel and the United States preemptively attacked Iran, in order to eliminate Iran's nuclear and ballistic missile capabilities, and to target the Islamic fundamentalist regime governing Iran, which has threatened Israel's existence. As part of this conflict, Iran launched missile attacks throughout Israel. This war followed upon similar conflicts in June 2025, and April 2024 and October 2024, during which Iran launched ballistic missile attacks against Israel, and Israel conducted strikes against Iranian military and nuclear infrastructure. The direct conflicts with Iran ran parallel to, and followed upon, a two-year war (from October 2023 until October 2025) during which Israel was attacked by Hamas and Hezbollah, terrorist groups sponsored by Iran operating out of the Gaza Strip and Lebanon, respectively. and declared war in response, which included ground operations in the Gaza Strip and southern Lebanon. Other Iranian-sponsored terrorist organizations in the Middle East, including the Houthi terrorist group in Yemen, have also attacked Israel with various types of missiles and drones as part of these conflicts, and Israel has responded with air force attacks. Nearby in the region, the fall of the Assad regime in Syria led Israel to conduct limited military operations targeting Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups.

Although the wars and related regional military developments have not materially impacted our business or operations as of the date of this report, any intensification of hostilities or opening of additional fronts to the conflicts could have a negative impact on both global and regional conditions and may adversely affect our business, financial condition, and results of operations.

During, the wars with Iran and/or its sponsored terrorist groups, a limited number of our workforce in Israel have been called into active duty (and have generally been released after a period of time), and others have been providing support to family members engaged in the war. If present or future conflicts escalate, our employees may be called up for additional reserve duty sooner than expected, additional employees may be called for service, and such persons may be absent for an extended period of time. This may materially and adversely affect our business operations, including product development, and our ability to meet our customers’ expectations and our contractual obligations towards customers and vendors, and could cause our competitive position to be impacted and our sales to decrease. Parties with whom we have agreements involving performance in Israel could also claim that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements due to the security situation in Israel.

The intensity and duration of the current or future hostilities, as well as their economic impact on our business and operations and on Israel’s economy in general, is difficult to predict. These events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic standing. For example, in August 2024, Fitch downgraded Israel’s Long-Term Foreign-Currency Issuer Default Rating to ‘A’ from ‘A+’ and in September 2024 Moody’s downgraded Israel’s credit rating to ‘Baa1’ from ‘A2’. While we cannot directly point to negative consequences of these downgrades, if further downgrades from ratings agencies were to follow, such downgrades may negatively affect our business or our ability to conduct our operations.

The hostilities with Iran, Hamas, Hezbollah and other terrorist organizations or countries now and in the past have included and may include terror, missile and drone attacks. During the wars, hostilities have caused damage to private and public facilities, infrastructure, utilities, and telecommunication networks. In addition, Israeli companies have been subject to extensive cyber attacks, which could lead to increased costs, risks to employee safety, and challenges to business continuity, with potential financial losses.  In the event that our facilities are damaged as a result of an armed attack, our immediate ability to maintain business continuity may be impaired, and we would likely suffer substantial direct and indirect costs, that may not be recoverable from our commercial insurance. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot be assured that such government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

Provisions of Israeli law and our articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, us, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the company’s outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights. See “ITEM 10.B. Articles of Association-Acquisitions Under Israeli law” for additional information.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred.

These and other similar provisions could delay, prevent or impede an acquisition of our company or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders.

We have received Israeli government grants for certain research and development activities. The terms of those grants require us to satisfy specified conditions and to pay penalties in addition to repayment of the grants upon certain events.

Our research and development efforts have been financed in part through grants from the Israeli Innovation Authority (“IIA”), formerly operating as the Israeli Office of the Chief Scientist (the “OCS”). The total gross amount of grants actually received by us from the IIA, including accrued interest (or such other interest rate that the IIA may set in the future) and net of royalties actually paid as of December 31, 2025, totalled approximately $14.2 million and the amortized cost (using the interest method) of the liability as of that date totalled approximately $8.1 million. As of December 31, 2025, we had accrued and paid net royalties to the IIA in an amount of $2.4 million. As of December 31, 2018, we determined that we will no longer be supported by the IIA. As a result, since 2020 we did not submit applications for IIA grants and we do not plan to submit in 2026.

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

We are a company limited by shares organized under the laws of the State of Israel. MediWound was founded and incorporated in January 2000. We are registered with the Israeli Registrar of Companies. Our registration number is 51-289494-0. Our principal executive offices are located at 42 Hayarkon Street, Yavne 8122745, Israel, and our telephone number is +972 (77)-971-4100.

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

Our flagship product, NexoBrid, is a topically administered biological orphan drug that enzymatically removes eschar while preserving viable tissue in patients with deep partial- and full-thickness thermal burns. It is approved for use in more than 40 countries, including the United States, in the European Union Japan and Australia.

 EscharEx® is a bromelain-based, bioactive enzymatic therapy in advanced clinical development for the debridement of chronic and hard-to-heal wounds. Designed for topical, once-daily application, EscharEx has demonstrated a favorable safety profile and effective wound bed preparation in multiple Phase II trials. The therapy has shown the ability to remove non-viable tissue, promote granulation tissue, and reduce bioburden and biofilm. A global Phase III study in venous leg ulcers (VLUs) is currently underway, and a Phase II clinical study in diabetic foot ulcers (DFUs) is planned to be initiated in the second half of 2026. EscharEx has shown clinical advantages over the leading enzymatic debridement product and targets a substantial global market opportunity.

Our pipeline also includes MW005, a topical therapeutic for the treatment of basal cell carcinoma that has demonstrated positive results in a Phase I/II study.

We manufacture NexoBrid and our product candidates in our cGMP certified sterile manufacturing facility at our headquarters in Yavne, Israel.

Key Recent Developments

NexoBrid

In November 2025, commissioning of the expanded NexoBrid manufacturing facility was completed. The expanded NexoBrid manufacturing facility is now fully operational, increasing production capacity sixfold to support growing global demand; market availability remains subject to completion of regulatory reviews and approvals, which are expected in 2026.

In 2025, we received an additional $3.6 million in funding from the DoW to advance development of a room temperature-stable formulation of NexoBrid. The supplemental funding will support expanded CMC activities, enhancement of in-house manufacturing capabilities and initial preparations for a clinical trial.

In September 2025, the Therapeutic Goods Administration approved NexoBrid for use in Australia in both adult and pediatric burn patients, expanding approved markets to 45 countries worldwide.

EscharEx

In February 2025, we initiated VALUE, a global, pivotal Phase III trial evaluating EscharEx for the treatment of VLUs, in which 216 patients across 40 sites in the United States and Europe will be enrolled. The majority of the sites are already active. The co-primary endpoints are the incidence of complete debridement and facilitation of wound closure. An interim sample size assessment will be conducted after 65% of patients complete treatments, enabling adaptive adjustments as needed. Interim assessment and enrollment completion are expected by year-end 2026.

In addition to the VALUE study, we plan to initiate a randomized, head-to-head Phase II study in VLU patients in 2026, comparing EscharEx to collagenase SANTYL® ointment, approved by the FDA for debriding chronic dermal ulcers , and other non-surgical standard of care.

During 2025 through the date of this report, we expended our strategic research collaborations and the EscharEx program is supported by leading global wound care companies, including Coloplast, B. Braun, Convatec, Essity, Mölnlycke, Solventum, and MiMedx, reflecting strong industry validation of the program.

Following constructive and aligned regulatory feedback on trial design and development strategy from both the U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA), the Company plans to initiate a Phase II study of EscharEx in DFUs in the second half of 2026.

In November 2025, an independent global consulting firm estimated a peak sales opportunity of approximately $831 million for EscharEx.

In January 2026 we announced that a prospective, single-arm investigator-initiated trial (IIT) to evaluate the safety and efficacy of EscharEx in pressure ulcers is planned to initiate in the second half of 2026

MW005

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

Securities Purchase Agreement

In September 2025, we entered into a Securities Purchase Agreement (the “SPA”) with certain purchasers, in connection with the offer and sale (the “Offering”) of 1,734,105 of our ordinary shares, par value NIS 0.07 per share (the “Ordinary Shares”). The purchase price of the Ordinary Share was $17.30, and the Offering was made pursuant to a “shelf” registration statement on Form F-3, declared effective by the SEC on March 27, 2025. The Offering closed on September 30, 2025 and the gross proceeds we received were approximately $30.0 million. We intend to use the net proceeds from the Offering primarily to support EscharEx’s pre-commercial activities, to enhance its large-scale manufacturing capabilities and for general corporate purposes. H.C. Wainwright & Co., LLC (“Wainwright”) acted as the exclusive placement agent for the Offering.

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

NexoBrid, a concentrate of proteolytic enzymes enriched in bromelain, is a topically administered biological orphan drug that enzymatically removes eschar while preserving viable tissue in patients with deep partial- and full-thickness thermal burns. It is approved in more than 45 countries, including the United States, European Union, Japan and Australia. NexoBrid has been investigated in hundreds of patients across more than 22 countries and four continents in ten completed Phase II, Phase III and post-marketing clinical studies. Over 16,000 burn patients have been treated with NexoBrid in the market since 2013 and the safety and efficacy data reported from post-marketing data sources are consistent with the data available from clinical trials and no new safety signals have been observed. There have been hundreds of presentations and several award-winning abstracts of NexoBrid in international and national scientific conferences, as well as about 150 peer-reviewed papers, resulting in the support of burn specialists and key opinion leaders. Awareness of NexoBrid continues to grow through our marketing efforts in countries where the drug is approved.

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

Market Opportunity

Severe burns require specialized care in hospitals or burn centers. In the United States, approximately 40,000 patients with burn injuries are hospitalized each year, including many with severe burns treated in specialized burn centers; data from Europe suggest variable national hospitalization rates for severe burns and suggest a simple aggregate total comparable to the U.S. figure. The prevalence of patients with severe burns is even higher in emerging economies. For example, approximately 400,000 patients are hospitalized every year with burns in India according to a study conducted by IMS Health. The severe burn patients are predominantly treated by specialists in approximately 250 burn centers in Europe and the United States, as well as at burn units of large hospitals in Europe. We believe these patients can benefit from NexoBrid’s effective and selective, non-surgical eschar removal.

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

Governmental Support

BARDA

In September 2015, we were awarded the BARDA contract (the “BARDA Contract”) for treatment of thermal burn injuries. This contract was amended several times over the years to extend its term until September 2025 and its total value, up to a total amount of $175 million comprised of up to $110 million to support research and development activities and up to $65 million to procure NexoBrid for U.S. emergency preparedness.

The BARDA Contract provided funding and technical support for the pivotal U.S. Phase III clinical study (DETECT), the randomized, controlled pivotal clinical trial for use in the pediatric population (CIDS), the marketing approval registration process for NexoBrid as well as its procurement and availability under the expanded access treatment protocol (NEXT) in the U.S.

As of December 31, 2025, the Company has recognized a cumulative total of $99.8 million in revenues from development services, and an additional $16.5 million for procurement of NexoBrid for U.S. emergency preparedness.

The BARDA Contract expired in September 2025.

DoW and MTEC contracts

In February 2022, the Company entered into a contract with the DoW through the Medical Technology Enterprise Consortium (MTEC) to advance the development of a temperature-stable formulation of NexoBrid for field-care burn treatment for the U.S. Army. This contract was subsequently amended multiple times throughout 2023–2025 to expand funding, bringing the total contract value to $17.0 million.

Additionally, the Company was awarded $1.2 million in direct funding from MTEC to further support the development of the temperature-stable NexoBrid formulation. This MTEC Contract expired in December 2025.

As of December 31, 2025, the total funding from the DoW and MTEC is $18.2 million.

As of December 31, 2025, the Company has recognized a cumulative total of $15.0 million in revenues from development services the DoW and MTEC contracts.

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

The following table sets forth information regarding the completed clinical trials of NexoBrid:

	Trial 1	Trial 2	Trial 3	Trial 4	Trial 5	Trial 6	Trial 7	Trial 8	Trial 9	Trial 10	Trial 11
Study Type	Retrospective Phase II Investigator initiated	Dose range Phase II	Prospective Phase II IND/FDA	Phase II IND/FDA	Phase III EMA	Phase IIIb EMA	Phase II EMA	Post approval safety study EMA	Phase III IND/FDA	Phase III IND/FDA	Expanded Access Protocol
Design	Data collected from files of patients treated with NexoBrid	Parallel, controlled, observer- blind, randomized, single-center	Parallel, controlled, observer- blind, three-arm, randomized, multi-center	Parallel, controlled, open label, three-arm, randomized, single-center	Parallel, controlled, open label, two-arm, randomized, multi-center	Parallel, controlled, blinded, two-arm, multi-center	Open label, single-arm, multi-center	Observational retrospective data collection	Parallel, controlled, open label, three-arm, randomized, multi-center	multicenter, multinational, randomized, controlled, open-label study in children	open-label, single-arm treatment protocol in adults and children
Main Objectives	Safety and efficacy	Comparison of efficacy and safety	Safety and efficacy	Safety	Safety Efficacy	Long-term scar assessment Quality of life	Safety and pharmacokinetics Efficacy	Effectiveness of the risk minimization activities	Safety Efficacy	Safety Efficacy	Safety Efficacy
Wound Types	Deep partial/full thickness thermal burns	Deep partial /full thickness thermal burns	Deep partial /full thickness thermal burns	Deep partial /full thickness thermal burns	Deep partial/ full thickness thermal burns	Scar formation	Deep partial/full thickness thermal burns	Burns which were treated with NexoBrid in the market	Deep partial/ full thickness thermal burns	Deep partial/ full thickness thermal burns	Deep partial/ full thickness thermal burns
Number of Patients	154	20	140	30	182	89	36	160	175	145	239
Study Length	1985-2000	2002-2005	2003-2004	2006-2007	2006-2009	2011	2009-2015	2017-2019	2015-2020	2015-2023	2019-2024
Location	Israel	Israel	International	United States	International	International	International	Europe	International	International	United States

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

Market Opportunity

Currently, surgery (sharp debridement) is generally considered a first-line option. Sharp debridement is an effective method to debride a wound. However, this method requires surgically skilled physicians performing surgery with patients, many times under anesthesia, which in elderly patients with various co-morbidities is accompanied with a higher risk of local and systemic complications. Surgery may also involve hemorrhage which could be more difficult to control due to a high incidence of use of anticoagulants in this population. Surgery on wounds may very easily become infected, with the infection propagating to surrounding soft and bone tissues ending in life threatening major complication or amputation. Very often even minor, limited sharp debridement exposes other sensitive tissue, such as tendons, deep vessels/nerves and bones that may become infected or may be severely damaged, necessitating additional, more extensive debridement or even amputation. Due to these limitations, chronic wounds are treated by conservative methods, with autolytic and enzymatic debridement being the most commonly-used non-sharp methods. This includes a collagenase-based enzymatic debriding ointment, hydrogels and other topical dressings, which require numerous application sessions over a long duration (6-12 weeks) to achieve a clean wound bed, if they achieve this at all. Thus, there is an unmet medical need for a non-surgical rapid and effective debridement agent for all care settings. Given the high demand for an effective non-surgical debridement technique and the clinical data generated to date, EscharEx has the potential to expand the current use of enzymatic debridement across all sites of care and achieve substantial market share. As documented in the Phase II study described below, EscharEx significantly improved the rate of complete debridement after few once-daily applications, thus potentially facilitating rapid wound debridement without the need for surgery. Based on market research conducted by Alira Health, EscharEx’s total addressable market (TAM) in the U.S. was assessed at $2.5 billion. An updated market access and pricing assessment conducted by an independent global consulting firm estimated a peak sales opportunity of approximately $831 million for EscharEx. This estimate reflects some incremental value generated by health-economic benefits considerations.

Governmental support

In July 2024, we were awarded a €2.5 million grant from the European Innovation Council (EIC) Accelerator program to support the clinical and regulatory advancement of EscharEx for the treatment of diabetic foot ulcers (DFUs). Following a successful evaluation process, we entered into discussions with respect to a potential additional €13.75 million equity investment component under the EIC Accelerator program; however, these discussions did not result in an equity investment.

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

In February 2025 we announced the initiation of VALUE, a global, pivotal Phase III trial evaluating EscharEx for the treatment of venous leg ulcers (VLUs). The VALUE study is targeting 216 patients across approximately 40 sites in the U.S. and Europe, the majority of which are active and recruiting. The pre-specified interim sample-size assessment and enrollment completion are expected by year-end 2026.

In addition to the VALUE study, we plan to initiate a randomized, head-to-head Phase II study in VLU patients in 2026, comparing EscharEx to collagenase SANTYL® ointment, approved by the FDA for debriding chronic dermal ulcers , and other non-surgical standard of care.

Following constructive and aligned regulatory feedback on trial design and development strategy from both the U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA), the Company plans to initiate a Phase II study of EscharEx in DFUs in the second half of 2026.

During 2025 through the date of this report we expended our strategic research collaborations and the EscharEx program is supported by leading global wound care companies, including Coloplast, B. Braun, Convatec, Essity, Mölnlycke, Solventum, and MiMedx, reflecting strong industry validation of the program.

In January 2026 we announced that a prospective, single-arm investigator-initiated trial (IIT) to evaluate the safety and efficacy of EscharEx in pressure ulcers is planned to initiate in the second half of 2026.

Ongoing clinical trials

Phase III Pivotal Trial of EscharEx for Venous Leg Ulcers

In February 2025 we initiated VALUE, a global, pivotal Phase III trial evaluating EscharEx for the treatment of venous leg ulcers (VLUs).

The VALUE study is a global, multicenter, prospective, randomized, double-blind, placebo-controlled trial with an adaptive design, that will be conducted across 40 sites in the U.S. and Europe, with the majority of sites already active. Its primary objective is to evaluate the efficacy and safety of EscharEx in achieving effective debridement and preparing the wound bed for healing in VLUs. The study will enroll 216 patients, randomized 1:1 to receive either EscharEx or placebo. Patients will undergo up to eight daily applications over two weeks, followed by ten weeks of standardized wound management. Patients achieving wound bed preparation—defined as complete debridement and full coverage with granulation tissue—will receive a cellular/tissue-based product (CTP) or an autograft. Those achieving complete wound closure will be monitored for an additional 12 weeks.

The study co-primary endpoints are the incidence of complete debridement and the facilitation of wound closure. Secondary endpoints include the incidence of complete healthy granulation tissue, time to complete debridement, time to wound bed prepared and incidence of complete wound closure. Safety and tolerability of EscharEx will be assessed throughout the trial. An interim sample size assessment will occur after 65% of patients complete treatments, enabling adaptive adjustments as needed.

To support the trial, we have established strategic research collaborations with Essity, Solventum, Mölnlycke, and MIMEDX. These industry leaders will provide advanced products to ensure consistent wound management across all study sites and optimize patient outcomes.

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

The global demand for NexoBrid surpasses our current manufacturing capabilities. We are expanding our manufacturing capabilities in order to increase our capacity to manufacture NexoBrid and satisfy near term demand. In July 2023, we signed a turnkey scale-up agreement (the “Scale-up Agreement”) to establish, commission, and validate a cutting-edge, sterile, and GMP-compliant manufacturing facility. Construction of the new GMP-compliant state-of-the-art manufacturing facility was completed as of August 2024, with commissioning completed in November 2025, 2025. The facility has reached full operational capacity, increasing manufacturing output sixfold. Commercial availability will depend on securing the necessary regulatory approvals.

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

Marketing, Sales and Distribution

We commercialize globally NexoBrid via multiple sales channels:

Europe

In Europe and Israel, we sell NexoBrid, primarily through our own sales force consisting of a sales and marketing team of specialized and knowledgeable sales representatives in Europe, focusing on leading burn centers and Key Opinion Leaders (KOL) management. We have obtained national reimbursement for NexoBrid in Belgium, Italy, and Greece and we continue to locally execute our market access strategy for most of Europe to obtain procurement by burn centers and hospitals as part of their budget, or under local, regional or national reimbursement, depending on the specific process required in each country. We believe that additional burn units in large hospitals as well as smaller hospitals will follow the treatment trends once established by the burn centers. See “-Government Legislation and Regulation-Coverage and Reimbursement.” Furthermore, we have established additional distribution channels through local partners to extend outreach in EU (France, Switzerland, Greece, Malta, Bulgaria and Cyprus,), where NexoBrid is already approved for marketing as part of the European marketing authorization. Additionally, we expanded NexoBrid’s European market presence by establishing a collaboration with PolyMedics Innovations (PMI) for the promotion of NexoBrid in Germany, Austria, Belgium, the Netherlands and Luxembourg. In addition to receiving marketing authorization for NexoBrid in the EU, key opinion leaders in the burn care field worldwide are already aware of NexoBrid’s efficiency in removing eschar due to hundreds of scientific presentations and several award-winning abstracts at international and national conferences and about 120 peer-reviewed papers.

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

Our distributors in Russia, South Korea, Taiwan, Japan, India the United Arab Emirates and Australia have obtained marketing authorization. Our additional distributors have filed or are in the process of filing for market authorization in their respective territories and are expected to launch NexoBrid after receipt of local regulatory approval, which may take a year or more to be granted, and, consequently, may occur in certain markets during 2026.

For a breakdown of our consolidated revenues by geographic markets and by categories of operations for the years ended December 31, 2023, 2024 and 2025, please see “ITEM 5.A Operating and Financial Review and Prospects-Operating Results.”

Intellectual Property

Our intellectual property and proprietary technology are important to the development, manufacture and sale of NexoBrid, EscharEx and our future pipeline product candidates. We seek to protect our intellectual property, core technologies and other know-how through a combination of patents, trademarks, trade secrets, non-disclosure and confidentiality agreements, licenses, assignments of invention and other contractual arrangements with our employees, consultants, partners, suppliers, customers and others. Additionally, we rely on our research and development program, clinical trials, know-how and marketing and distribution programs to advance our products and product candidates. As of December 31, 2025, we had been granted a total of over 80 patents, of which 37 are in force and have 13 pending patent applications. The family of patents that covers NexoBrid specifically includes 2 granted patents worldwide that are in force. EscharEx is covered by 22 patents in force worldwide.

The main patents for our proteolytic enzyme technology which underlies NexoBrid, EscharEx and our current pipeline product candidates have been issued in Europe, the United States and other international markets. Our patents which cover NexoBrid claim specific mixtures of proteolytic enzymes, methods of producing such mixtures and methods of treatment using such mixtures. Although the protection achieved is significant for NexoBrid, EscharEx and our pipeline product candidates, when looking at our patents’ ability to block competition, the protection offered by our patents may be, to some extent, more limited than the protection provided by patents which claim chemical structures which were previously unknown. Absent patent-term extensions, one NexoBrid patent is set to expire in 2029 in the United States and another one in the United States that was set to expire in 2025 was granted a 5-year Patent Term Extension and will expire in 2030. The NexoBrid patents issued in Europe and in other foreign jurisdictions have expired in 2025. The patents relating to EscharEx will expire on January 30, 2037, absent any patent-term adjustment and/or extensions.

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

In addition, we face competition from the current SOC. The current SOC for eschar removal in severe burns is surgery, where eschar removal can be performed by tangential excision, dermabrasion or hydro jet, or non-surgical alternatives, such as applying topical medications to the eschar to facilitate the natural healing process. Consequently, we face competition from traditional surgical procedures and topical agents. However, based on our clinical trials, we believe that NexoBrid has a sustainable competitive advantage over the current non-surgical alternatives and is less invasive than surgery in removing eschar in patients with burn wounds. See “-NexoBrid Clinical History” for the results of our clinical trials. Although we are in the clinical and preclinical phases for our pipeline product candidates for debridement of chronic and other hard-to-heal wounds and treatment of low-risk basal cell carcinoma and connective tissue disorders and other indications, respectively, if one of our pipeline product candidates receives approval in the future, we would compete with traditional surgery and existing non-surgical and other treatments. In chronic and other hard-to-heal wounds, we expect to face competition from current standard of care for debridement by sharp debridement or from the current non-surgical standard of care, either enzymatic debridement, primarily Smith & Nephew Plc’s SANTYL, a collagenase-based ointment, approved by the FDA for debriding chronic dermal ulcers. SANTYL is currently the market-leading enzymatic debridement product, with more than $370 million in estimated annual sales in the United States.

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

NexoBrid received orphan drug status in the United States on August 20, 2003 for debridement of deep partial- and full-thickness burns in hospitalized patients. In the United States, a sponsor that develops an orphan drug has marketing exclusivity for seven years post-approval by the FDA, which was granted in 2023. The exclusive marketing rights in both regions are subject to certain exceptions, including the development of a clinically significant benefit over the prevalent SOC. Once the market exclusivity for our orphan indication expires in a given jurisdiction, for example, most recently in Europe, subject to other protections such as patents, we could face competition from other companies that may attempt to develop other products for the same indication.

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

Clinical trial approval

Clinical development is often described as consisting of four temporal phases (Phase I-IV). See, for example, the EMA’s note for guidance on general considerations for clinical trials (CPMP/ICH/291/95).

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

After a medicine has been authorized and launched, it is a condition of maintaining the marketing authorization that all aspects relating to its quality, safety and efficacy must be kept under review. Sanctions may be imposed for failure to adhere to the conditions of the marketing authorization. In extreme cases, the authorization may be revoked, resulting in withdrawal of the product from sale.

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

There is no pre-MA orphan designation in the UK. Instead, the MHRA reviews applications for orphan designation in parallel to the corresponding MA application. The criteria are essentially the same, but have been tailored for the market, i.e., the prevalence of the condition in the UK, rather than the EU, must not be more than five in 10,000. Should an orphan designation be granted, the period or market exclusivity will be set from the date of first approval of the product in the UK.

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

Marketing and promotion

The marketing and promotion of authorized medicinal products, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the EU, notably under Directive 2001/83 and subject to laws concerning promotion of medicinal products, interactions with physicians, misleading and comparative advertising and unfair commercial practices. The applicable legislation aims to ensure that information provided by holders of marketing authorizations regarding their products is truthful, balanced and accurately reflects the safety and efficacy claims validated by the EMA or by the applicable national authority of the authorizing member state. All advertising and promotional activities for the product must be consistent with the approved summary of product characteristics, and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription medicines is also prohibited in the EU. Although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations in each member state and can differ from one country to another. Failure to comply with these requirements can result in adverse publicity, warning letters, mandated corrective advertising and potential civil and criminal penalties.

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

If a product with orphan status receives the first FDA approval for the disease or condition for which it has such designation, the product will be entitled to orphan product exclusivity. Orphan product exclusivity means that FDA may not approve any other applications for the same product for the same approved use or indication within such rare disease or condition for seven years, except in certain limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Competitors may receive approval of different products for the same approved use or indication within such rare disease or condition for which the orphan product has exclusivity and may obtain approval for the same product but for any use or indication within a different indication. If a drug or drug product designated as an orphan product ultimately receives marketing authorization for a  disease or condition broader than that designated in its orphan product application, it may not be entitled to exclusivity. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

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

Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any products for which we obtain regulatory approval. In the United States, EU and other markets, sales of any products for which we receive regulatory approval for commercial sale will depend to a large extent on the availability of reimbursement from third-party payors. Third-party payors include governments, government health administrative authorities, managed care providers, private health insurers and other organizations. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the drug product. Third-party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the drug products approved for a particular indication by the FDA, European Commission or National Ministries of Health. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of EscharEx, in addition to the costs required to obtain the FDA or other Ministry of Health approvals. Additionally, EscharEx may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a drug product does not guarantee that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

In the United States, we sell NexoBrid to hospitals, and when used on Medicare patients, all items and services are paid under the Medicare hospital outpatient prospective payment system, or OPPS, and assigned to payment groups called Ambulatory Payment Classifications, or APCs, which group together items and services that are similar clinically and in terms of resource use. Reimbursement for professional services performed by physicians are reported using CPT codes and based on a different payment methodology. Effective January 1, 2024, CMS granted transitional pass-through, or TPT, payment status for NexoBrid under HCPCS code J7353 (“Anacaulase-bcdb, 8.8% gel, 1 gram”). This status is granted by CMS to facilitate access to innovative drugs and biological agents whose cost is “not insigifncant” related to the hospital outpatient prospective payment for the procedures or services associated with the new drug or biological agent. NexoBrid’s TPT status expires on December 31, 2026.

We believe the overall escalating cost of medical products and services being paid for by the government and private health insurance has led to, and will continue to lead to, increased pressures on the healthcare and pharmaceutical industry to reduce the costs of products and services. All third-party reimbursement programs are developing increasingly sophisticated methods of controlling healthcare costs through prospective reimbursement and capitation programs, group purchasing, redesign of benefits, and exploration of more cost-effective methods of delivering healthcare.

In addition to uncertainties surrounding coverage policies, there are periodic changes to reimbursement levels. Third-party payors regularly update reimbursement amounts and also from time to time revise the methodologies used to determine reimbursement amounts. This includes routine updates to payments to physicians and hospitals for procedures during which our products are used. These updates could directly impact the demand for our products.

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

Healthcare Reform

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

There has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which have resulted in several Congressional inquiries and proposed bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. In March 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminated the statutory cap on drug manufacturers’ Medicaid drug rebate liability, which was previously set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. In August 2022, the Inflation Reduction Act of 2022, or IRA, was signed into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare, with prices that can be negotiated subject to a cap; imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023); and replaces the Part D coverage gap discount program with a new discounting program (which began in 2025). CMS has published the negotiated prices for the initial ten drugs, which went into effect in 2026, and the subsequent 15 drugs, which will first be effective in 2027, as well as the next set of 15 drugs that are subject to price negotiation, although the Medicare drug price negotiation program is currently subject to legal challenges. The IRA permits the Secretary of the Department of Health and Human Services to implement many of these provisions through guidance, as opposed to regulation, for the initial years. HHS has and will continue to issue and update guidance as these programs are implemented. For that and other reasons, it is currently unclear how the IRA will be effectuated, or the impact of the IRA on our business. We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our products or additional pricing pressures.

More recently, the One Big Beautiful Bill Act, which was enacted in July 2025, imposes significant reductions in the funding of the Medicaid program. Such reductions are expected to decrease the number of persons enrolled in Medicaid and reduce the services covered by Medicaid, which could adversely affect our sales of any product candidate that we commercialize.

The current Presidential administration is pursuing a two-fold strategy to reduce drug costs in the U.S. While it is unclear whether and how such policies will be implemented, the proposed policies are likely to have a negative impact on the pharmaceutical industry and on our ability to receive adequate revenues for our products and product candidates, if approved. As part of this strategy, President Trump has proposed imposing significant tariffs on pharmaceutical manufacturers that do not adopt pricing policies such as most favored nation pricing, which would tie the price for drugs in the U.S. to the lowest price in a group of other countries. In response, multiple manufacturers have reportedly entered into confidential pricing agreements with the federal government. In addition, the Trump administration is pursuing traditional regulatory pathways to impose drug pricing policies, and published two proposed regulations in December 2025, referred to as Globe and Guard.  If finalized, these regulations would implement mandatory payment models under which manufacturers of eligible drugs would be required to pay rebates to the federal government on a portion of the units of their drugs that are reimbursed by Medicare, with the rebate amount based on most favored nation pricing.  While the impact of the Globe and Guard proposed regulations, if finalized, cannot yet be determined, it is likely to be significant.  Even regulatory proposals or executive actions that are ultimately deemed unlawful could negatively impact the U.S. pharmaceutical sector and our business.  In addition, pharmaceutical pricing and marketing has long been the subject of considerable discussion in Congress and among policymakers, and it is possible that Congress could enact additional laws that negatively affect the pharmaceutical industry.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, marketing cost disclosure, drug price reporting and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Some states have enacted legislation creating so-called prescription drug affordability boards, which ultimately may attempt to impose price limits on certain drugs in these states.

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

Properties

Our principal executive offices are located at 42 Hayarkon Street, Yavne 8122745, Israel. We have leased these facilities from a third party. The lease agreement will expire in 2035, with an option for a further three year extension until 2038. The facilities consist of approximately 32,300 square feet of space, and the yearly lease fee is approximately $720,000. These facilities house our administrative headquarters, our research and development laboratories and our manufacturing plant for our products.

In July 2023, we entered into a turnkey scale-up agreement with Biopharmax Group Ltd. to bolster our manufacturing infrastructure and support our long-term growth trajectory. The objective of this agreement was to establish, commission, and validate a cutting-edge, sterile, and GMP-compliant manufacturing facility. The venture aimed to increase our production capacity significantly, and has expanded to six times the capacity, aligning with our strategic plan to meet the escalating global demand for NexoBrid. The new facility, located in Yavne, Israel, equipped with fully operational clean rooms, is exclusively designed for NexoBrid production. It complies with stringent regulations from the GMP, FDA, EMA, Israeli Ministry of Health, and relevant Israeli regulatory bodies. An estimated $13.1 million is invested in the project. During 2024 we completed the construction of the expended NexoBrid manufacturing facility and completed commissioning in 2025, commissioning of the expanded NexoBrid manufacturing facility was successfully completed. Commercial availability will depend on securing the necessary regulatory approvals.

We leased approximately 4,000 square feet of additional office space in Gan Rave, Israel, pursuant to a two-year lease agreement that commenced on January 1, 2024 and was expired effective March 31, 2025. The annual rent under the lease was approximately $120,000, the majority of which was reimbursed by DoW.

In May 2025, we entered into a new lease agreement for approximately 10,800 square feet of office and laboratory space in Gan Rave, Israel. The lease has a five-year term and includes options to extend for an additional two years. Annual rent under the new lease is approximately $210,000, subject to adjustment based on changes in the Israeli Consumer Price Index. The leased premises are intended to support the continued growth and expansion of our operations. In addition, In September 2025, we entered into a new lease agreement for approximately 2,000 square feet of storage in Yavne, Israel, close to the main office. The agreement is for two years with options for an additional two years. The additional leased area is needed to support the Company in extending its activity. The annual fee for this agreement is approximately $30,000 linked to the index.

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

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2025 and related notes, and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS, as issued by the IASB.

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

Our first innovative biopharmaceutical product, NexoBrid is a topically administered, biological orphan drug for the enzymatic removal of eschar in patients with deep partial- and full-thickness thermal burns. It selectively removes non-viable tissue while preserving viable tissue and is approved for use in adults and pediatric patients in 45 countries, including the United States, European Union, and Japan.

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

EscharEx, our next-generation enzymatic therapy under development, is a bromelain-based, bioactive enzymatic therapy in advanced clinical development for the debridement of chronic and hard-to-heal wounds. Designed for topical, once-daily application, EscharEx has demonstrated a favorable safety profile and effective wound bed preparation in multiple Phase II trials. The therapy has shown the ability to remove non-viable tissue, promote granulation tissue, and reduce bioburden and biofilm.  In February 2025 we initiated the VALUE, a global, pivotal Phase III trial evaluating EscharEx for the treatment of venous leg ulcers (VLUs). The VALUE study is a global, multicenter, prospective, randomized, double-blind, placebo-controlled trial with an adaptive design, that will be conducted across 40 sites in the U.S. and Europe, with the majority of sites already active. Its primary objective is to evaluate the efficacy and safety of EscharEx in achieving effective debridement and preparing the wound bed for healing in VLUs. The study will enroll 216 patients, randomized 1:1 to receive either EscharEx or placebo. The study co-primary endpoints are the incidence of complete debridement and the facilitation of wound closure. Secondary endpoints include the incidence of complete healthy granulation tissue, time to complete debridement, time to wound bed prepared and incidence of complete wound closure. Safety and tolerability of EscharEx will be assessed throughout the trial. An interim sample size assessment will occur after 65% of patients complete treatments, enabling adaptive adjustments as needed. The interim assessment and enrollment completion are expected by year-end 2026.

To support the trial, we have established strategic research collaborations with Essity, Solventum, Mölnlycke, and MIMEDX. These industry leaders will provide advanced products to ensure consistent wound management across all study sites and optimize patient outcomes.

We manufacture NexoBrid and our product candidates in our cGMP certified sterile manufacturing facility at our headquarters in Yavne, Israel.

As of December 31, 2025, we had cash and cash equivalents and short term and restricted bank deposits of $53.6 million. Our revenues were $17.0 million and $20.2 million in 2025 and 2024, respectively. Our net operating loss was $25.3 million and $19.4 million in 2025 and 2024, respectively. We had an accumulated deficit of $228.9 million as of December 31, 2025. We expect to incur significant expenses and operating losses in the coming years, as research and development activities are central to our operations, which will offset by cash inflows from NexoBrid.

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

Key Components of Statements of Operations

Revenues

Sources of revenues. We derive revenues from sales of NexoBrid to burn centers and hospitals burn units in USA, Europe, Japan and Israel as well as to local distributors in other countries in accordance with distribution agreements we have in place, which also include revenues from licenses.

We generate revenues from development services provided to BARDA, and to DoW/MTEC.

Our ability to generate additional, more significant revenues will depend on the successful commercialization of NexoBrid and our ability to scale up the production.

Cost of Revenues

Our total cost of revenues includes expenses for the manufacturing of NexoBrid, including: the cost of raw materials; employee-related expenses, including salaries, equity based-compensation and other benefits and related expenses, lease payments, utility payments, depreciation, changes in inventory of finished products, royalties and other manufacturing expenses including adjustment for inventory impairment. These expenses are partially reduced by (i) an allocation of manufacturing costs associated with research and development and Scale-Up activities to research and development expenses, and (ii) the capitalization of certain manufacturing costs as property and equipment in connection with the establishment and expansion of our Scale-Up facility.

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

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses and other temporarily differences from R&D expenses totalling approximately $213.0 million as of December 31, 2025. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

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

Comparison of Period to Period Results of Operations

We are providing within this section a supplemental discussion that compares our historical statement of operations data in accordance with IFRS, as issued by the IASB. The below table and the below discussion provide data for each of the years ended December 31, 2025 and 2024. The below discussion of our results of operations omits a comparison of our results for the years ended December 31, 2024 and 2023. In order to view that discussion, please see “ITEM 5. Operating and Financial Review and Prospects-A. Operating Results- Comparison of Period to Period Results of Operations- Year Ended December 31, 2024 Compared to Year Ended December 31, 2023” in our Annual Report on Form 20-F for the year ended December 31, 2024, which we filed with the SEC on March 19, 2025.

	Years Ended December 31,
	2025	2024
	(in thousands)
Condensed statements of operations data:
Revenues	$16,959	$20,222
Cost of revenues	13,705	17,588
Gross profit	3,254	2,634

Operating expenses:
Research and development	14,320	8,878
Selling and marketing	5,765	4,936
General and administrative	8,448	8,202
Other (income) expenses	(13)	18
Operating loss	(25,266)	(19,400)

Financial income (expenses), net	1,556	(10,763)
Loss before taxes on income	(23,710)	(30,163)

Taxes on income	(169)	(61)

Net loss	$(23,879)	$(30,224)

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues

	Years Ended December 31,
	2025	2024
	(in thousands)
Revenues from sale of products	$5,769	$6,832

Revenues from development services	10,800	13,135

Revenues from license agreements and royalties	390	255

	16,959	20,222

We generated total revenues of approximately $17.0 million for the year ended December 31, 2025 compared to approximately $20.2 million for the year ended December 31, 2024. The change is primarily attributable to the U.S. government shutdown, which resulted in delays in budget approvals and the initiation of new contractual agreements as well as lower product sales by Vericel.

Revenues from sale of products

Revenues from sales of products in 2025 were $5.8 million, a 15% decrease compared to $6.8 million in 2024 mainly driven by decreased revenues from Vericel.

Revenues from development services

Revenues from development services in 2025 were $10.8 million, a 18% decrease compared to $13.1 million in 2024. The decrease mainly is driven by the U.S. government shutdown, which resulted in delays in budget approvals and the initiation of new contractual agreements.

Revenues from license agreements and royalties

In 2025, revenues from license agreements and royalties were $0.4 million compared to $0.3 million in 2024, the increase mainly driven by increased royalties from Vericel.

Our revenues, as reported in our consolidated financial statements, are based on the location of the customers, as shown in the below table:

	Year ended December 31
	2025	2024

USA (see also note 18a, 18b, 18c)	11,784	15,463
Germany	817	824
Italy	1,002	817
Spain	1,291	840
Rest of the world	2,065	2,278

	16,959	20,222

DoW/MTEC contributed 33% and 34% of the Company’s total revenues in 2025 and 2024 respectively. BARDA contributed 30% and 31% of the Company’s total revenues in 2025 and 2024 respectively. Vericel contributed 6% and 12% of the Company’s total revenues in 2025 and 2024 respectively.

Costs and Expenses

Cost of revenues

	Years Ended December 31,
	2025	2024
	(in thousands)
Cost of revenues from sales of products	$4,727	$6,440
Cost of revenues from development services	8,946	11,128
Cost of revenues from license agreements and royalties	32	20
	13,705	17,588

Cost of revenues as a percentage of total revenues decreased from 87% for 2024 to 81% for 2025.

Cost of revenues from sales of products as a percentage of revenues from sales of products decreased to approximately 82% for the year ended December 31, 2025, from approximately 94% in the year ended December 31, 2024. The decrease is mainly due to a favourable change in revenue mix. Cost of revenues from development services as a percentage of revenues from development services was approximately 83% in the year ended December 31, 2025, compared to approximately 85% in the year ended December 31, 2024. The change is primarily driven by activity linked to operating expenses with higher margin.

Cost of revenues from license agreements and royalties as a percentage of revenues from license agreements was 8% in the year ended December 31, 2025 compared to approximately 8% in the year ended December 31,2024.

Research and development expenses,

Research and development expenses increased by 61% from approximately $8.9 million in the year ended December 31, 2024 to approximately $14.3 million in the year ended December 31, 2025, mainly due to costs associated with the EscharEx VALUE Phase III trial.

Selling and marketing expenses

Selling and marketing expenses increased by 17% in 2025 compared to 2024, from approximately $4.9 million in the year ended December 31, 2024 to approximately $5.8 million in the year ended December 31, 2025. The increase is mainly due to higher Marketing Authorization Holder expenses.

General and administrative expenses

General and administrative expenses increased by 3% in 2025 compared to 2024 from approximately $8.2 million in the year ended December 31, 2024 to approximately $8.4 million in the year ended December 31, 2025. The increase primarily reflects foreign exchange rate fluctuations and additional headcount to support the Company’s growth.

Financial income, net	Years Ended December 31,
	2025	2024
	(in thousands)
Financial income	$4,017	$2,048
Financial expenses	(2,461)	(12,811)
	1,556	(10,763)

Financial income

Financial income increased from approximately $2.0 million in the year ended December 31, 2024 to approximately $4.0 million in the year ended December 31, 2025. The increase was primarily driven by $2.2 million financial income from the revaluation of warrants.

Financial expense

Financial expenses decreased from approximately $12.8 million for the year ended December 31, 2024 to approximately $2.5 million for the year ended December 31, 2025. The decrease was primarily attributable to the recognition of financial income from the revaluation of warrants in 2025, compared to financial expenses recorded from the revaluation of warrants in 2024.

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

Primary Cash Sources

In recent years, we have funded our operations from a combination of sources, including:
(i)
revenues from sales of NexoBrid to burn centers and hospitals burn units in USA, Europe, Japan and Israel as well as to local distributors in other countries in accordance with distribution agreements we have in place, which also include revenues from licenses.

(ii)	revenues from development services provided to BARDA, and to DoW/MTEC;
(iii)	government grants
(iv)	public and private offerings of our securities; and
(v)	exercise of series A Warrants

Recent Public and Private Securities Offerings

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

On September 9, 2024, the SEC declared effective our shelf registration statement on Form F-3, which registered the resale of 1,453,488 shares.

On March 27, 2025, the SEC declared effective our shelf registration statement on Form F-3, and registered offerings of up to $125,000,000 in various securities and the resale of up to 1,266,141 ordinary shares.

On September 29, 2025, we entered into a securities purchase agreement (the “2025 Securities Purchase Agreement”) with certain purchasers (the “2025 Purchasers”), in connection with the offer and sale of 1,734,105 ordinary shares (the “2025 Offering”). The purchase price per ordinary share was $17.30. The 2025 Offering closed on September 30, 2025. The Gross proceeds from the 2025 Offering were approximately $30.0 million.

H.C. Wainwright & Co., LLC (“Wainwright”) acted as the exclusive placement agent for the 2025 Offering. Upon closing of the 2025 Offering, we paid Wainwright a cash transaction fee equal to 7.0% of the aggregate gross proceeds from the 2025 Offering (or 1.75% to 5% in the case of certain designated investors). We also agreed to pay Wainwright for its role as exclusive placement agent in the 2025 Offering a non-accountable expense allowance of $85,000.00 and clearing fees of $15,950.00.

Recent Government Grant

In July 2024, we were awarded a €2.5 million grant from the European Innovation Council (EIC) Accelerator program to support the clinical and regulatory advancement of EscharEx for the treatment of diabetic foot ulcers (DFUs). Following a successful evaluation process, we entered into discussions with respect to a potential additional €13.75 million equity investment component under the EIC Accelerator program; however, these discussions did not result in an equity investment. In December 2024, we received the first payment of Euro 1.1 million from the grant component.

In 2025, we received an additional $3.6 million in funding from the U.S. DoW to advance development of a room-temperature stable formulation of NexoBrid. The supplemental funding will support expanded CMC activities, enhancement of in-house manufacturing capabilities and initial preparations for a clinical trial.

Overall Outlook

We believe that our existing cash and cash equivalents, short-term and restricted bank deposits of $53.6 million as of December 31, 2025, will be sufficient to fund its operations and capital expenditure for at least twelve months from the date of issuance of our consolidated financial statements included in this annual report.

Our future capital requirements will depend on many factors, including our revenue growth, timing of milestone payments, the timing and extent of our spending on research and development efforts, and international expansion. We may also seek to invest in or acquire complementary businesses or technologies. To the extent that existing cash and cash from operations are insufficient to fund our future activities, we may need to raise additional funding through debt and equity financing. Additional funds may not be available on favourable terms or at all.

The accompanying consolidated financial statements have been prepared on a basis which assumes that the Company will continue as a going concern. From inception to December 31, 2025, the Company has incurred cash outflows from operations, losses from operations, and has an accumulated deficit of $228.9 million.

Cash Flows

The following table summarizes our consolidated statement of cash flows for the periods presented. The below discussion beneath the table omits a description of our cash flows for the year ended December 31, 2024. In order to view that discussion, please see “ITEM 5. Operating and Financial Review and Prospects Liquidity and Capital Resources” in our Annual Report on Form 20-F for the year ended December 31, 2024, which we filed with the SEC on March 19, 2025:

	Year Ended December 31,
	2025	2024
Net cash provided by (used in):
Operating activities	$(16,121)	$(13,624)
Investing activities	(17,950)	(8,397)
Financing activities	29,620	19,394

Net cash used in operating activities

Net cash used in all periods resulted primarily from our net loss adjusted for non-cash items and changes in components of working capital. Adjustments of non-cash items include depreciation and amortization, share-based compensation, revaluation of warrants and changes in assets and liabilities items.

Net cash used in operating activities increased to approximately $16.1 million in the year ended December 31, 2025 compared to net cash used in operating activities of approximately $13.6 million in the year ended December 31, 2024, primarily as a result of adjustment of non-cash items from revaluation of warrants, offset by lower operational net loss.

Net cash used in investing activities

Net cash used in investing activities primarily derives from investment in short term banks deposits and from purchases of property and equipment mainly related to scaling up our production facility, offset by interest received from short term bank deposit. Net cash used in investing activities was $18.0 million in the year ended December 31, 2025, compared to $8.4 million provided during the year ended December 31, 2024, primarily result from investment in short- term bank deposits.

Net cash provided by financing activities

Net cash provided by financing activities consists of proceeds from the issuance of shares and from exercise of warrants and share options, offset primarily by the repayment of lease liability and liabilities in respect of Teva. For the year ended December 31, 2025, net cash provided by financing activities was $29.6 million, compared to $19.4 million for the year ended December 31, 2024. The increase was primarily attributable to higher proceeds from the issuance of shares and the exercise of warrants and share options, as well as lower repayments of liability in respect of Teva in 2024.

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

Our research and development strategy is centered on developing our patented proteolytic enzyme technology, which underlies NexoBrid and EscharEx, into additional products for high value indications. Our research and development team is located at our facilities in Yavne and Gan-Rave, Israel, and consists of 35 employees as of December 31, 2025 and is supported by highly experienced consultants in various research and development disciplines.

We have received government grants (which are subject to repayment in manner of royalties from future sales) as part of the NexoBrid and EscharEx research and development programs approved by the IIA. The total gross amount of grants actually received by us from the IIA, including accrued interest and net of royalties actually paid, totaled approximately $14.1 million as of December 31, 2025 and the amortized cost (using the interest method) of the liability totaled approximately $8.5 million and $8.3 million as of December 31, 2025 and 2024, respectively. Because the repayment of IIA grants is in the form of future royalties, the balance of the commitments to the IIA is presented as an amortized liability on our balance sheet. As of December 31, 2025, we had accrued and paid royalties to the IIA totaling $2.5 million.

We received funds from BARDA in accordance with the terms of our BARDA contracts. As of December 31, 2025 the Company has recognized a cumulative total of $99.8 million in revenues from development services from BARDA for its participation in NexoBrid’s research and development programs.

We received funds from DoW and MTEC in accordance with the terms of our DoW and MTEC contracts. As of December 31, 2025 the Company has recognized a cumulative total of $15.0 million in revenues from development services from DoW and MTEC for its participation in the program to develop NexoBrid as a non-surgical solution for field-care burn treatment for the U.S. Army. For a description of our research and development policies for the last three years, see “ITEM 4.B. Business Overview-Research and Development.”

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

Specific developments that may potentially impact our operating performance in an adverse manner include:

•
potential reluctancy of central banks in Europe and the U.S. to reduce interest rates for fear of an uptick in inflation, which lack of action would leave interest rates at their current relatively high levels and thereby maintain current unfavorable credit/financing conditions for our customers who purchase our products;

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

Other than the foregoing and as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 to the present time that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of March 5, 2026:

Name	Age	Position
Executive Officers
Ofer Gonen	53	Chief Executive Officer
Shmulik Hess	53	Chief Operating Officer & Chief Commercial Officer
Ety Klinger	64	Chief Medical Officer
Hani Luxenburg	53	Chief Financial Officer
Yaron Meyer	47	Executive Vice President, General Counsel and Corporate Secretary

Directors
Nachum Shamir (2)(3)(5)	71	Chairman of the Board of Directors
Vickie R. Driver (1)(4)(5)	72	Director
David Fox (2)(3)(5)	68	Director
Shmuel Rubinstein (1)(4)(5)	86	Director
Stephen T. Wills (1)(2)(4)(5)	69	Director

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and governance committee.
(4)	Member of our research and development committee.
(5)	Independent director under the listing rules of the Nasdaq Stock Market.

Executive Officers

Ofer Gonen has served as Chief Executive Officer of MediWound Ltd. since July 2022. He has over 20 years of senior executive, corporate development, and investment experience in the biopharmaceutical and life sciences sectors. Prior to joining MediWound, Mr. Gonen served as Chief Executive Officer of Clal Biotechnology Industries Ltd. (TASE: CBI) and as a managing partner at Anatomy Medical Technology Fund. He is a co-founder of Cactus Acquisition Corp. 1 (Nasdaq: CCTS) and ARTE Venture Group. Mr. Gonen has served as a director of several public and private life sciences companies, including Gamida Cell Ltd. (Nasdaq: GMDA), Anchiano Therapeutics Ltd. (Nasdaq: ANCN), Elicio Therapeutics, Inc. (Nasdaq: ELTX), and MediWound Ltd. He previously served on the boards of Colbar LifeScience Ltd. and Cadent Therapeutics, Inc., which were acquired by Johnson & Johnson and Novartis, respectively. Mr. Gonen holds a B.Sc. in Physics, Mathematics, and Chemistry from the Hebrew University of Jerusalem and an M.A. in Economics and Finance from Tel Aviv University. He is a graduate of the Talpiot program of the Israeli Defense Forces.

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

Ety Klinger has served as our Chief Medical Officer since January 2026. Prior to that she served as our Chief Research and Development Officer from May 2014. Prior to joining MediWound, Dr. Klinger was Vice President of Research and Development at Proteologics Ltd since July 2011, where she was responsible for discovery projects in the ubiquitin system, conducted in collaboration with GlaxoSmithKline plc and Teva. Prior to this, Dr. Klinger served for 17 years in numerous leadership positions at Teva’s global innovative R&D division and served as Teva’s Board representative at various biotechnology companies. Dr. Klinger was a key member of the Copaxone® development team. As a project leader she led the chemistry, manufacture and control, preclinical, clinical and post marketing R&D activities of various innovative treatments for multiple sclerosis (MS), autoimmune and neurological diseases. From 2006 to 2011, as a Senior Director at Teva, Dr. Klinger was a member of Teva’s global innovative R&D management team. From 2006 to 2008, she served as the Head of MS and Autoimmune Diseases at Teva, and led the Life Cycle Management (LCM) of innovative R&D. Dr. Klinger holds a B.Sc. in Biology from the Hebrew University in Jerusalem, a M.S. and a Ph.D. in Biochemistry from Tel Aviv University and an MBA degree from Tel Aviv University and Northwestern University.

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

Yaron Meyer has served as our Executive Vice President since March 2019 and as our General Counsel and Corporate Secretary since December 2013. He brings extensive legal experience in the biotechnology sector, with a strong focus on corporate law, public company operations, capital markets and corporate governance. Before joining the company, he was Corporate Secretary at Clal Biotechnology Industries Ltd. (CBI) from 2008 to 2013. From November 2010 to November 2013, he served as the General Counsel and Corporate Secretary of D Pharm Ltd. From April 2008 to May 2010, he served as a legal counsel of Clal Industries Ltd. From May 2005 to April 2008, he worked as an associate at Shibolet & Co. Advocates. Mr. Meyer holds an LL.B. degree from Haifa University, Israel.

Directors

Nachum Shamir has served as Chairman of our board of directors since August 2022. Mr. Shamir most recently the Chairman, and Chief Executive Officer of Luminex Corporation from 2014 through its sale to DiaSorin S.p.A.(“DiaSorin”) in 2021. Additionally, Mr. Shamir has served as President and Chief Executive Officer of Given Imaging from 2006 through its sale to Covidien (now Medtronic) in 2014. Mr. Shamir currently serves on the Board of Directors of Stereotaxis (NYSE: STXS) and SSI Diagnostica, a private-equity owned diagnostics company. Mr. Shamir holds a Bachelor of Science degree from the Hebrew University of Jerusalem and a Master of Public Administration from Harvard University.

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

Mr. David Fox has served as a member of our Board since April 2020. Mr. Fox is the founder and principal of MG30 LLC, investing in legal tech, life sciences, artificial intelligence and technology software, and is a venture partner in Antiportfolio Fund investing in legal tech. He is an advisor to multiple public and private companies. Mr. Fox was a partner at Kirkland & Ellis LLP.  He served as a member of its Global Executive Management Committee until 2019. Prior to joining Kirkland, Mr. Fox was a partner with Skadden, Arps, Slate, Meagher & Flom LLP, where he was a member of its top governing committee. Mr. Fox is a member of the Executive Committee at the Park Avenue Armory and Chairman of the Leadership Council of New Alternatives for Children, which provides support to families caring for medically fragile children. In addition, Mr. Fox is a member of the Executive Committee and is an honorary fellow of the Hebrew University, Jerusalem. He holds an LL.B. degree from the Hebrew University of Jerusalem, Israel.

Shmuel Rubinstein has served as a member of our board since August 2023. Mr. Rubinstein brings a distinguished record of leadership in the pharmaceutical and biotechnology sectors to our board. Mr. Rubinstein currently serves as Chairman of Trima Pharma and as a director at Strata Skin Sciences (Nasdaq: SSKN), Medison Biotech Keystone Dental and additional private companies. Additionally, Mr. Rubinstein has previously served as a director in Kamada Pharmaceuticals (Nasdaq: KMDA), Clal Biotechnology Industries (TASE: CBI) and Exalenz Bioscience, which was acquired by Meridian Bioscience. Mr. Rubinstein also held the position of CEO at Taro Pharmaceuticals (Nasdaq: TARO), which was subsequently acquired by SUN Pharma.

Stephen T. Wills has served as a member of our Board since May 2017, and served as Chairman of our Board from October 2017 until August 2022, during which time he served as Chairman of our board from May 2019 until August 2022. Mr. Wills serves as Chief Financial Officer (since 1997) and Chief Operating Officer (since 2011) of Palatin Technologies, Inc. (NYSE: PTN), a biopharmaceutical company developing targeted, receptor specific peptide therapeutics for the treatment of diseases with significant unmet medical need and commercial potential. He has also served as Chief Financial Officer of of Cactus Acquisition Corp. 1 Limited (Nasdaq: CCTS), a special purpose acquisition company, from  November 2021 to March 2023. Mr. Wills served on the boards of Gamida Cell Ltd. (Nasdaq: GMDA), a leading cellular and immune therapeutics company from March 2019 through June 2024, when Gamida was acquired by Highbridge Capital Management (chairman of the audit committee, compensation and finance committee member) and of Amryt Pharma, a biopharmaceutical company focused on developing and delivering treatments to help improve lives of patients with rare and orphan diseases, from September 2019 through April 2023, when Amryt was acquired by Chiesi Farmaceutici (chairman of audit committee and member of the compensation and finance committee). Mr. Wills also served on the board of trustees and executive committee of The Hun School of Princeton, a college preparatory day and boarding school from 2013 to 2024, and its chairman from June 2018 to June 2024. Mr. Wills, a certified public accountant, earned his Bachelor of Science in accounting from West Chester University, and a Master of Science in taxation from Temple University.

There are no family relationships among any of our executive officers or directors.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B.	Compensation

Compensation of Directors and Executive Officers

The table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2025. All amounts reported in the table reflect the cost to the company, as recognized in our financial statements for the year ended December 31, 2025.

Name and Position	Salary & Social Benefits (1)	Bonus	Share-Based Payment (2)	Other Compensation (3)	Total
	(thousand U.S. dollars) (4)

Ofer Gonen, Chief Executive Officer	634	200	1,056	-	1,890
Shmulik Hess, Chief Operations Officer & Chief Commercial Officer	340	79	307	7	733
Hani Luxenburg, Chief Financial Officer	314	73	259	33	679
Ety Klinger, Chief Research & Development Officer	320	74	182	34	610
Yaron Meyer, Executive Vice President, General Counsel & Corporate Secretary	272	58	165	7	502

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

(2)
Represents the equity-based compensation expenses recorded in the company’s consolidated financial statements for the year ended December 31, 2025 based on the options’ grant date fair value in accordance with accounting guidance for equity-based compensation.

(3)
Represents the other benefits to such officer, which includes either or both of (i) car expenses, including lease costs, gas and maintenance, provided to the officers, (ii) vacation benefits and (iii) severance payment.

(4)
Converted (i) from NIS into U.S. dollars at the rate of NIS 3.45 = U.S.$1, based on the average representative rate of exchange between the NIS and the U.S. dollar in the year ended December 31, 2025 as reported by the Bank of Israel in the year ended December 31, 2025.

The aggregate compensation and equity-based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended December 31, 2025 was $5.4 million. As of December 31, 2025, options to purchase 860,743 ordinary shares, exercisable at a weighted average exercise price of $14.4 per share, and restricted share units (“RSUs”) that may be settled for 41,401 ordinary shares, in each case granted to our directors and executive officers, were outstanding under our equity incentive plans. We do not have any written agreements with any director for benefits upon the termination of such director’s relationship with our company or its subsidiaries.

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

We granted awards under the 2014 Plan under the capital gains track of Section 102(b)(2) of the Ordinance only to our employees, directors and officers who are not controlling shareholders and are considered Israeli residents.

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

Authorized Shares.    Upon its effectiveness, the 2024 Plan had a total of 280,375 ordinary shares reserved and initially available for issuance, consisting entirely of 280,375 shares that were rolled over from the 2014 Plan. On February 19, 2026, we increase by 300,000 ordinary shares reserved for issuance under the 2024 Plan, and it now has 580,375 ordinary shares reserved and initially available for issuance, Out of that initial pool of shares, the number of ordinary shares that may be issued upon the exercise of incentive stock options within the meaning of Section 422 of the Code is capped at 580,375.

In addition to the foregoing 580,375 ordinary shares initially available under the 2024 Plan, up to 1,158,641 ordinary shares that underlie outstanding awards under the 2014 Plan may become available for issuance under the 2024 Plan. Similarly, ordinary shares from among the 580,375 shares reserved under the 2024 Plan that become subject to an award and are ultimately not issued (for any reason) will become available once again under the 2024 Plan.

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

The following table provides information regarding the outstanding options to purchase our ordinary shares, and RSUs held by each of our directors and executive officers who beneficially owns greater than 1% of our ordinary shares (after including shares underlying options or RSUs) as of March 1, 2026:

Name	Number of Options	Number of RSUs	Grant Date	Exercise Price - $	Vested Options/RSU’s	Expiration Date
Ofer Gonen	85,714		07/06/2022	14.42	75,000	06/06/2032
		35,714	07/06/2022	0	31,249
	86,000		31/05/2023	11.89	59,125	30/05/2033
	94,273		26/02/2024	12.73	47,136	25/02/2034
		11,784	26/02/2024	0	5,892
	68,000		11/02/2025	18.54	17,000	10/02/3035
		8,500	11/02/2025	0	2,125

C.	Board Practices

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

We have elected under the Israeli Companies Law regulations to opt-out from compliance with Israeli law requirements related to appointment of external directors and audit and compensation committee composition (as described under “External Directors” below). Consequently, we must comply with listing rule that requires having a majority of independent directors on our board of directors. Our board of directors has determined that all current directors are independent under the Nasdaq Stock Market listing rules such that we comply with the Nasdaq majority independence rule.

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

However, under regulations promulgated under the Israeli Companies Law, Israeli public companies whose shares are traded on certain U.S. stock exchanges, such as the Nasdaq Global Market, and that lack a controlling shareholder (as defined below) are exempt from the requirement to appoint external directors. Any such company is also exempt from the Israeli Companies Law requirements related to the composition of the audit and compensation committees of the Board. Eligibility for these exemptions is conditioned on compliance with U.S. stock exchange listing rules related to majority Board independence and the composition of the audit and compensation committees of the Board, as applicable to all listed domestic U.S. companies. Eligibility is furthermore conditioned on our election of a female or male director at any time when we hold elections of directors and the Board is then composed of solely male or solely female members.

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

Our election to exempt our company from compliance with the external director and related requirements can be reversed at any time by our Board, in which case we would need to hold a shareholder meeting to once again appoint external directors, whose election would be for a three-year term. The election of each external director would require a majority vote of the shares present and voting at a shareholders meeting, provided that either:

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

•	recommending the engagement or termination of the person filling the office of our internal auditor;

•	pre-approving all audit, audit-related and all permitted non-audit services, and related fees and terms, to be provided to MediWound by the independent auditor under applicable law and regulations;

•	Establishing policies for hiring employees or former employees of the independent auditor in accordance with applicable law and regulations;

•	reviewing periodically with management, the internal auditor and the independent auditor, the adequacy and effectiveness of the MediWound’s system of internal control over financial reporting;

•	evaluating whether management is effectively communicating to employees and other persons retained by MediWound the importance of internal accounting and financial control effectiveness;

•	reviewing with management and the independent auditor the annual and quarterly financial statements of MediWound prior to filing (or submission, as the case may be) with the SEC;

•	discussing with management, and review prior to submission, any responses to SEC comments regarding MediWound’s financial statements or financial reporting;

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

•	reviewing with MediWound’s general counsel and/or external counsel legal and regulatory matters that could have a material impact on the financial statements;

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

•
reviewing and monitoring, as appropriate, (i) litigation, regulatory, or other legal matters that could have a material impact on MediWound’s financial results; and (ii) significant findings of any examination by regulatory authorities or agencies, in the areas of securities, accounting or tax;

•
receiving reports of suspected business irregularities and legal compliance issues through periodic and, when appropriate, immediate reporting by members of MediWound’s management, legal counsel, the independent or internal auditor or pursuant to any “whistleblower policy” adopted by the audit committee.

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

Our audit committee may not approve any actions requiring its approval (see “-Approval of Related Party Transactions Under Israeli Law” below in this Item 6.C), unless at the time of the approval a majority of the committee’s members are present, which majority consists of unaffiliated directors including at least one external director, to the extent we then have external directors serving on the Board).

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

The compensation policy must also include the following principles:

•	the link between variable compensation and long-term performance, which variable compensation shall, other than office holders who report to the CEO, be primarily based on measurable criteria;

•	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

•
the conditions under which an office holder would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

•	the minimum holding or vesting period for variable, equity-based compensation; and

•	maximum limits for severance compensation.

The compensation committee is responsible for (a) recommending the compensation policy to the company’s board of directors for its approval (and subsequent approval by its shareholders) and (b) duties related to the compensation policy and to the compensation of a company’s office holders as well as functions related to approval of the terms of engagement of office holders, including:

•
recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of the continuation of an existing compensation policy must in any case occur every three years);

•	recommending to the board of directors periodic updates to the compensation policy;

•	assessing implementation of the compensation policy;

•	approving compensation terms of executive officers, directors and employees that require approval of the compensation committee;

•
determining whether the compensation terms of a chief executive officer nominee, which were determined pursuant to the compensation policy, will be exempt from approval of the shareholders because such approval would harm the ability to engage with such nominee; and

•
determining whether to exempt from the requirement of shareholder approval the terms of employment and of a prospective chief executive officer if the required conditions therefor are met under Section 272(c1)(3) of the Israeli Companies Law.

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

The compensation committee is subject to the same Companies Law restrictions as the audit committee as to who may not be present during committee deliberations (as described under “Approval of Related Party Transactions Under Israeli Law— Disclosure of Personal Interests of an Office Holder and approval of certain transactions” below).

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

Our Board has established a nominating and governance committee, whose members consist of David Fox (chairperson) and Nachum Shamir, each of whom has been determined by our Board to meet the Nasdaq independence requirement. Our board of directors has adopted a nominating and governance committee charter setting forth the responsibilities of the committee, which include, but are not limited to:

•	overseeing and assisting our board in reviewing and recommending nominees for election of directors;

•	assessing the performance of the members of our board; and

•
establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our business.

Research and Development Committee

Our Board has established a research and development committee, which is composed of Vickie R. Driver (chairperson), Stephen T. Wills and Shmuel (Milky) Rubinstein. The primary functions of the research and development committee include, but are not limited to:

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

Approval of Related Party Transactions Under Israeli Law

Disclosure of personal interests of an office holder and approval of certain transactions

The Israeli Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may have and all related material information or documents concerning any existing or proposed transaction with the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of such person’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one’s ownership of shares in the company.

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

Under the Israeli Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders. See “-Approval of Related Party Transactions Under Israeli Law ” above in this Item 6.C.

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

Directors’ Service Contracts

We are not presently party to any service contracts with any of our directors that provide for benefits upon termination of employment or other service.

D.	Employees

Our workforce has expanded in line with the growth of our operations and ongoing innovation efforts. The table below presents the number of employees as of the dates indicated:

	As of December 31,
	2025	2024	2023
Total employees	121	111	100

Located in Israel	111	101	88
Located in Europe	10	10	12

In Manufacturing department	60	55	48
In research and development department	35	31	26
In administrative department	16	15	14
In sales and marketing department	10	10	12

Israeli labor laws govern the length of the workday and workweek, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination, payments to the National Insurance Institute and other conditions of employment and include equal opportunity and anti-discrimination laws. While none of our employees is party to any collective bargaining agreements, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees in Israel by order of the Israeli Ministry of the Economy. These provisions primarily concern pension fund benefits for all employees, insurance for work-related accidents, recuperation pay and travel expenses. We generally provide our employees with benefits and working conditions beyond the required minimums.

We have never experienced any employment-related work stoppages and believe our relationships with our employees are good.

E.	Share Ownership

For information regarding the share ownership of our directors and executive officers, see “ITEM 6.B. Compensation-2014 Equity Incentive Plan and 2024 Equity Incentive Plan” and “ITEM 7.A. Major Shareholders.”

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of March 1, 2026 by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. The percentage of shares beneficially owned is based on 12,845,664 ordinary shares issued and outstanding as of March 1, 2026. Ordinary shares that are issuable under stock options or RSUs that are currently exercisable or exercisable within 60 days of March 1, 2026 are deemed to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the number of shares and percentage ownership of that person. Those shares are not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person. All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. See “ITEM 10.B. Articles of Association.” None of our principal shareholders nor our directors or executive officers possesses different or special voting rights with respect to their ordinary shares. Unless otherwise noted below, each shareholder’s address is c/o MediWound Ltd., 42 Hayarkon Street, Yavne 8122745, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “ITEM 7.B. Related Party Transactions.”

Name of Beneficial Owner	Number of Shares Beneficially Held	Percentage of Class
Directors and Executive Officers
Nachum (Homi) Shamir	*	*
Ofer Gonen	275,424	2.11%
Vickie R. Driver	*	*
David Fox	*	*
Shmuel (Milky) Rubinstein	*	*
Stephen T. Wills	*	*
Shmulik Hess	*	*
Ety Klinger	*	*
Hani Luxenburg	*	*
Yaron Meyer	*	*
Robert Snyder	*	*
All executive officers and directors as a group (10 persons)(1)	781,588	6.05%

Principal Shareholders (who are not Directors or Executive Officers)
Clal Biotechnology Industries Ltd. and affiliates (2)	1,455,706	11.3%
HOLD Alapkezelo Zrt. (3)	1,039,954	8.1%
Rosalind Advisors, Inc. and affiliates (4)	912,319	7.0%
Mölnlycke Health Care (5)	872,093	6.8%
Yelin Lapidot Holdings Management Ltd. And affiliates (6)	763,069	5.9%
Deep Insight Limited Partnership and affiliates (7)	686,578	5.2%

*	Less than 1%.

(1)
Shares beneficially owned consist of 152,062 ordinary shares held directly or indirectly by such executive officers and directors, 598,488 ordinary shares issuable upon exercise of outstanding options and 31,038 ordinary shares issuable upon exercise of outstanding Series A warrants that are held by certain directors and executive officers, that are currently exercisable or exercisable within 60 days of March 1, 2026.

(2)
Based solely on Schedule 13D/A filed on October 3, 2025, Clal Biotechnology Industries Ltd. (“CBI”) owns directly 308,811 ordinary shares, and may be deemed to share voting and investment power over the 1,172,710 ordinary shares owned directly by Clal Life Sciences L.P. (“CLS”), the general partner of which, Clal Application Center Ltd., is wholly owned by CBI. Each of Access Industries Holdings LLC (“AIH”), Access Industries, LLC (“Access LLC”), Access Industries Management, LLC (“AIM”), Clal Industries Ltd. (“Clal Industries”) and Mr. Len Blavatnik may be deemed to share voting and investment power over the ordinary shares owned directly by CBI and CLS because (i) Len Blavatnik controls AIM, AIH, Access LLC and AI International GP Limited (the general partner of AI SMS, as defined below), (ii) AIM controls Access LLC and AIH, (iii) Access LLC controls a majority of the outstanding voting interests in AIH, (iv) AIH owns a majority of the equity of AI SMS L.P. (“AI SMS”), (v) AI SMS controls AI Diversified Holdings Ltd. (“Holdings Limited”), (vi) Holdings Limited owns AI Diversified Parent S.à r.l., which owns AI Diversified Holdings S.à r.l., which owns Access AI Ltd (“Access AI”), (vii) Access AI wholly owns Clal Industries, (viii) Clal Industries is the controlling shareholder of CBI, and (ix) CBI is the sole shareholder of Clal Application Center Ltd. The Reporting Persons, other than CBI and CLS, and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities. The address of Clal Industries Ltd. is the Triangular Tower, 3 Azrieli Center, Tel Aviv 67023, Israel and the address of Access Industries Holdings LLC is c/o Access Industries Inc., 40 West 57th Street, New York, New York 10019, United States.

(3)
Based solely on Schedule 13G/A filed on February 13, 2026, HOLD Alapkezelo Zrt. beneficially owns an aggregate of 1,039,954 ordinary shares, with sole voting power and sole dispositive power over these shares. The address of HOLD Alapkezelo Zrt. is H-1123 Budapest, Alkotas u. 50., Hungary.

(4)
Based solely on Schedule 13G/A filed on February 11, 2026, Rosalind Master Fund L.P. (“RMF”) is the record owner of 749,054 shares of ordinary shares and 163,265 shares of ordinary shares issuable upon exercise of warrants. The warrants contain a blocker provision under which the holder thereof does not have the right to exercise any of the warrant to the extent that such exercise would result in beneficial ownership by the holder in excess of 9.99% of the ordinary shares. Rosalind Advisors, Inc. is the investment advisor to RMF and may be deemed to be the beneficial owner of shares held by RMF. Steven Salamon is the portfolio manager of Rosalind Advisors, Inc. and may be deemed to be the beneficial owner of shares held by RMF. Gilad Aharon is the portfolio manager and member of Rosalind Advisors, Inc. The reporting persons mentioned above have shared voting power and dispositive power with respect to the shares held by RMF. Notwithstanding the foregoing, Rosalind Advisors, Inc. and Mr. Salamon disclaim beneficial ownership of the shares. The address of RMF is P.O. Box 309 Ugland House, Grand Cayman KY1-1104, Cayman Islands, and the address of the rest of the reporting persons is 15 Wellesley Street West, Suite 326, Toronto, Ontario M4Y 0G7 Canada.

(5)
Based solely on Schedule 13D filed on July 19, 2024, Mölnlycke Health Care AB (“Mölnlycke”), MHC Sweden AB, Mölnlycke Holding AB, Mölnlycke AB, Rotca AB, Patricia Industries AB, and Investor AB beneficially own an aggregate of 872,093 ordinary shares, and each reporting person has sole voting power and sole dispositive power over these ordinary shares. The address of each of Mölnlycke, MHC Sweden AB, Mölnlycke Holding AB and Mölnlycke AB is Gamlestadsvägen 3C, 415 11, Göteborg, Sweden. The address of each of Rotca AB, Patricia Industries AB and Investor AB is Arsenalsgatan 8C, SE-103 32, Stockholm, Sweden

(6)
Based solely on Schedule 13G/A filed on February 5, 2026, 434,084 ordinary shares are beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd. (“Provident Funds”), and 328,985 ordinary shares are beneficially owned by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd. (“Mutual Funds”). Each Provident Funds and Mutual Funds is a wholly-owned subsidiary of Yelin Lapidot Holdings Management Ltd. (“Yelin Lapidot Holdings”). Yelin Lapidot Holdings, Mr. Dov Yelin and Mr. Yair Lapidot have shared voting power and shared dispositive power over the ordinary shares held by Provident Funds and Mutual Funds. Notwithstanding the foregoing, each of Messrs. Yelin and Lapidot, Yelin Lapidot Holdings, Provident Funds and Mutual Funds disclaims beneficial ownership of the ordinary shares. The address of each of the reporting persons is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

(7)
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

Changes in Ownership of Major Shareholders

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2023, except as follows: as reported in their filings with the SEC, during 2024, CBI and its affiliates have decreased their holdings from approximately 16.1% to 11.3% as a result of a dilution from the 2024 Offering and the 2025 Securities Purchase Agreement as described in ITEM 5. “Operating and Financial Review and Prospects-Liquidity and Capital Resources.

Voting Rights

The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

Change in Control Arrangements

We are not aware of any arrangement that may at a subsequent date, result in a change of control of the Company.

Registered Holders

As of March 1, 2026, we had one holder of record of our ordinary shares in the United States, which is Cede & Co., the nominee of The Depository Trust Company. This shareholder held in the aggregate 88% of the 11,309,495 ordinary shares issued and outstanding as of March 1, 2026. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

B.	Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2023 with any of the members of our executive officers or Board and the holders of more than 5% of our ordinary shares.

Information Rights Agreement

We have entered into an information rights agreement with CBI, which provides CBI with certain information rights relating to our financial information of the company and certain other information necessary for CBI to meet Israeli Securities Law requirements. CBI is not required to reimburse us for expenses we incur in providing such information. This agreement was expired on July 2024 due do CBI’s holdings in the Company after the 2024 Offering.

2021 Registration Rights Agreement

We are party to an amended and restated registration rights agreement, dated April 6, 2021, with certain of our shareholders (the “2021 Registration Rights Agreement”). The 2021 Registration Rights Agreement, which was approved by our shareholders at our 2021 annual general meeting of shareholders, replaced the registration rights agreement, dated March 3, 2014 (the “Original Registration Rights Agreement”), that we had entered into in connection with our initial public offering with certain of our pre-IPO shareholders, which expired by its own terms on its seven-year anniversary. The ordinary shares held by most of our pre-IPO shareholders who were party to the Original Registration Rights Agreement were no longer entitled to registration rights under that agreement as of the time that it expired, given their ability to freely sell their shares in the open market under Rule 144 of the Securities Act. However, each of CBI and Professor Lior Rosenberg, and their affiliated entities that hold ordinary shares (consisting of Clal Life Sciences LP and L.R. Research & Development Ltd., respectively) remained entitled to registration rights as of the time of the expiration of the Original Registration Rights Agreement, and we therefore entered into the Registration Rights Agreement with them as a means of extending those rights. The 2021 Registration Rights Agreement provides to the holders of our ordinary shares that are party to the agreement the right to demand that we file a registration statement or request that their ordinary shares be covered by a registration statement that we are otherwise filing. In March 19, 2025, we filed, and the SEC declared effective, on March 27, 2025, a shelf registration statement on Form F-3 that registered the resale of the 1,266,141 CBI’s shares that were then entitled to registration rights under the 2021 Registration Rights Agreement. That registration statement remains in effect as of the date of this annual report however, Professor Lior Rosenberg and his affiliated entity, L.R. Research & Development Ltd. is no longer a party to this agreement since he has ceased to be an affiliate of the Company. The registration rights under the 2021 Registration Rights Agreement are described in more detail in Exhibit 2.1 to this Annual Report, which is incorporated by reference in ITEM 10.B. Articles of Association.

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

Options

Since our inception, we have granted options to purchase our ordinary shares to our directors and executive officers. Such option agreements may contain acceleration provisions upon certain merger, acquisition or change of control transactions. We describe our option plans under “ITEM 6.B. Compensation-Share Incentive Plans.” Upon the consummation of a merger or acquisition transaction, an executive officer’s options will be assumed or substituted by the surviving company, if applicable, or, in the compensation committee’s sole discretion, will vest immediately or be amended, modified or terminated. Our compensation committee approved accelerated vesting in the case of a merger or an acquisition transaction for certain of our directors and executive officers with respect to the option agreements dated December 23, 2015, June 22, 2017, January 16, 2018, December 31, 2018, May 2, 2019, April 23, 2020, March 4, 2021 and February 15, 2023, April 3, 2023, August 15, 2023, December 1, 2023, February 26, 2024, February 11, 2025 and March 4, 2026.

RSUs

Under the 2014 Plan and the 2024 Plan, we have granted RSUs to our executive officers and our chairman of the board. The RSU agreements generally provide for vesting of RSUs over a four-year period of continuous employment or service, with 25% of the RSUs vesting at the lapse of one year following the vesting commencement date, and the remaining 75% of the RSUs vesting in three equal installments, at the lapse of each of the following three years. Absent a specific acceleration provision, if a grantee’s service is terminated for any reason, all RSUs that have not vested will immediately terminate. RSUs that have vested but have not been settled yet for underlying ordinary shares may generally be settled within the three months following the termination of the service of the grantee, other than in the case of termination due to death or disability (in which case the grantee or his/her estate will have one year to settle the vested RSUs for underlying ordinary shares) or termination for cause (in which case all unsettled RSUs will immediately terminate). Upon the consummation of a merger or acquisition transaction, an executive officer’s or the chairman’s RSUs will be assumed or substituted by the surviving company, if applicable, or, in the compensation committee’s sole discretion, will vest immediately or be amended, modified or terminated. The RSUs that we grant may contain acceleration provisions upon certain merger, acquisition or change of control transactions, if approved by our board of directors with respect to a specific grant. The RSUs are generally subject to the further terms of the 2014 Plan, which we describe under “ITEM 6.B. Compensation-Equity Incentive Plan.”

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

None.

Item 8.  FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See ITEM 18. “Financial Statements”.

Legal and Arbitration Proceedings

From time to time, we may be party to litigation or subject to claims incident to the ordinary course of business. We are not currently a party to any material legal proceedings, including any such proceedings that are pending or threatened, of which we are aware.

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

B.	Significant Changes

No significant changes have occurred since December 31, 2025, except as otherwise disclosed in this annual report.

Item 9.  THE OFFER AND LISTING

A.	Listing Details

Our ordinary shares trade on the Nasdaq Global Market under the symbol “MDWD”.

B.	Plan of Distribution

Not applicable.

C.	Markets

See “-Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

For a description of the 2025 Securities Purchase Agreement, 2024 Share Purchase Agreement, 2024 Registration Rights Agreement, and Collaboration Agreement with Mölnlycke, see “ITEM 4.A. Information on the Company-Business Overview” and “ITEM 5.B. Operating and Financial Review and Prospects-Liquidity and Capital Resources.”

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

If not exempt, a non-Israeli resident shareholder would generally be subject to tax on capital gain at the ordinary corporate tax rate (23% in 2025), if generated by a company, or at the rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “substantial shareholder” (as defined under the Tax Ordinance), at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include, among others, the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation (23% in 2025) and a marginal tax rate of up to 47% for an individual in 2025 (excluding excess tax as discussed below)) unless contrary provisions in a relevant tax treaty apply.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 721,560 for 2025, which amount is generally linked to the annual change in the Israeli consumer price index (with the exception that based on new Israeli legislation, that amount, and certain other statutory amounts, will not be linked to the Israeli consumer price index for the years 2025-2027), including, but not limited to, dividends, interest and capital gain. According to new legislation, in effect as of January 1, 2025, an additional 2% excess tax is imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), to the extent that an individual's Capital Sourced Income exceeds the specified threshold of NIS 721,560 (and regardless of the employment/or business income amount of such individual). This new excess tax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

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

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

If you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other taxable disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other taxable disposition and your adjusted tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. The initial tax basis in an ordinary share generally will be equal to the cost of such ordinary share. Except with respect to foreign currency gain or loss, if you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other taxable disposition of ordinary shares is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes. Because a U.S. Holder may use foreign tax credits against only the portion of United States federal income tax liability that is attributed to foreign source income in the same category, a U.S. Holder’s ability to utilize a foreign tax credit with respect to the foreign tax imposed on any such sale or other taxable disposition, if any, may be significantly limited. Applicable U.S. Treasury Regulations further restrict the availability of any such credit. However, a notice from the IRS indicates that the U.S. Department of the Treasury and the IRS are considering proposing amendments to such Regulations and allows, subject to certain conditions, taxpayers to defer the application of many aspects of such Regulations for taxable years beginning on or after December 28, 2021 and ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance).

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

Based on our current estimates of our gross income and the estimated fair market value of our gross assets and the nature of our business, we do not believe we were classified as a PFIC for the taxable year ending December 31, 2025. However, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. Further, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares or an increase in the value of our passive assets (including cash and short term investments) may result in our becoming a PFIC. There can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below) and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.” Certain elections may be available that would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares.

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

Foreign Currency Risk

The U.S. dollar is our functional and reporting currency. A significant portion of our operating expenses are denominated in Israeli shekels, accounting for approximately 61%, 52% and 45% of our operating expenses in the years ended December 31, 2025, 2024 and 2023, respectively. We also have expenses in other non-dollar currencies, in particular the Euro, and for the next few years, we expect that a substantial portion of our revenues will be denominated in U.S dollar. A devaluation of the shekel in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our expenses or payables that are payable in shekels, unless those expenses or payables are linked to the U.S. dollar. Conversely, any increase in the value of the shekel in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our unlinked shekel expenses, which would have a negative impact on our profit margins.

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

	Appreciation (Devaluation) of
Period	Shekel against the U.S. dollar (%)	Euro against the U.S. dollar (%)

2023	(3.1)	(3.6)
2024	(0.6)	(6.3)
2025	12.5	11.3

A 10% increase (decrease) in the value of the NIS and Euro against the U.S. dollar would have increased (decreased) our net profit by (loss) approximately $2.7 million for the year ended December 31, 2025.

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

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2025, our disclosure controls and procedures were effective at a reasonable assurance level.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, our management used the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2025.

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

Item 16B. CODE OF ETHICS

We have adopted a code of business conduct and ethics applicable to our executive officers, directors and all other employees. A copy of the code is delivered to every employee of MediWound Ltd. and its subsidiaries and is available to our investors and others on our website http://ir.mediwound.com/ or by contacting our investor relations department. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. Any waivers of this code for executive officers or directors will be disclosed through the filing of a Form 6-K or on our website. We granted no waivers under our code of ethics in 2025.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

The cost for the following professional services rendered by Somekh Chaikin, a member firm of KPMG International, Tel-Aviv, Auditor firm ID: 1057, our independent registered public accounting firm for the years ended December 31, 2025 and 2024, is as follows:

	2025	2024
Audit Fees	$370,000	$394,110
Tax Fees	21,451	24,895
Total	$391,451	$419,005

“Audit fees” are the aggregate fees paid for the audit of our annual financial statements for the years 2025 and 2024. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

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
•
a third-party risk management process for key service providers based on our assessment of their criticality to our operations and respective risk profile, suppliers, and vendors with access to our information systems or data;

•	cybersecurity awareness training of our employees (including incident response personnel, and senior management), designed to help identify any new threats and to address security incidents;
•	risk assessments designed to help identify material risks from cybersecurity threats to our critical systems and information;
•	an internal team responsible for, inter alia, managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;
•	the use of external service providers, where appropriate, to assess, test, or otherwise assist with aspects of our security processes; and
•	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized are reasonably likely to affect us, including our operations, business strategy, results of operations, or financial condition. See “Risk Factors—Risks Related to Healthcare Laws and Other Legal Compliance Matters—Our business and operations may suffer in the event of information technology system failures, cyberattacks or deficiencies in our cybersecurity.”

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

PART III

Item 17. FINANCIAL STATEMENTS

Not applicable.

Item 18. FINANCIAL STATEMENTS

See pages F-1 through F-51 of this annual report.

Item 19. EXHIBITS

Exhibit No.	Description

1.1	Amended and Restated Articles of Association of the Registrant, as amended(1)

1.2	Memorandum of Association of the Registrant(2)

2.1	Description of Securities(3)

2.2	Form of Indenture relating to debt securities (4)

4.1	Amended and Restated Registration Rights Agreement dated April 6, 2021 by and among the Registrant and certain shareholders of the Registrant(5)

4.2	Founders and Shareholders Agreement, dated January 2001, by and among Clal Biotechnology Industries Ltd., L.R. R&D Ltd., Professor Lior Rosenberg and the Registrant(6)

4.3†	Supply Agreement, dated January 11, 2001, as amended, by and between the Registrant and Challenge Bioproducts Corporation Ltd.(7)

4.4†	License Agreement, dated September 22, 2000, as amended, by and between the Registrant and Mark Klein(8)

4.5*	Form of Indemnification Agreement(9)

4.6*	2014 Equity Incentive Plan(10)

4.7*	2024 Equity Incentive Plan (11)

4.8*#	Amendment to 2024 Equity Incentive Plan(12)

4.9*	MediWound Ltd.’s Compensation Policy for Executive Officers and Directors(13)

4.10	Unprotected Lease Agreement, dated July 13, 2023 between the Registrant and Yezum-Tech(14)

4.11†#	License Agreement, dated as of May 6, 2019, by and between the Registrant and Vericel Corporation(15)

4.12†#	Supply Agreement, dated as of May 6, 2019, by and between the Registrant and Vericel Corporation(16)

4.13	Form of Series A Ordinary Share Purchase Warrant issued in September 2022 pursuant to a registered direct offering of the Registrant (17)

4.14	Form of Series A Ordinary Share Purchase Warrant issued in October 2022 pursuant to a private placement (PIPE) of the Registrant (18)

4.16	Registration Rights Agreement, entered into in October 2022, by and between the Registrant and the purchasers of its securities in a registered direct offering (20)

4.17	Turnkey scale-up agreement with Biopharmax Group Ltd.(21)

4.18	Form of Share Purchase Agreement, dated July 15, 2024, by and between the Company and the purchasers listed on the signature pages thereto(22)

4.19	Form of Registration Rights Agreement, dated July 15, 2024, by and between the Company and the purchasers of the Company’s ordinary shares listed on the signature pages thereto(23)

4.20	Collaboration and Rights Agreement, dated July 15, 2024, by and between the Company and Mölnlycke Health Care AB(24)

4.21	Form of Securities Purchase Agreement, dated September 29, 2025, by and between the Company and the purchasers listed on the signature pages thereto(25)

8.1	List of subsidiaries of the Registrant(26)

11.1	Insider Trading Policy(27)

12.1#	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

12.2#	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

13.1##	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith

13.2##	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith

15.1#	Consent of Somekh Chaikin, a member firm of KPMG International, an independent registered public accounting firm

97.1	Policy for Recovery of Erroneously Awarded Compensation(28)

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline XBRL document)

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

(4)	Previously filed with the SEC on March 19, 2025 as Exhibit 4.1 to the Registrant’s registration statement on Form F-3 (File No. 333-285908) and incorporated by reference herein.
(5)
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

(10)
Previously filed with the SEC on February 25, 2020 as Exhibit 4.9 to the Registrant’s annual report on Form 20-F for the year ended December 31, 2019 (File No. 001-36349) and incorporated by reference herein.

(11)
Previously furnished to the SEC on October 21, 2022 as Appendix A to the Registrant’s proxy statement for its extraordinary general meeting of shareholders held on November 28, 2022, attached as Exhibit 99.1 to the Registrant’s report of foreign private issuer on Form 6-K (File No. 001-36349) and incorporated by reference herein.

(12)
Previously furnished to the SEC on January 15, 2026 as Annex A to the Registrant’s proxy statement for its extraordinary general meeting of shareholders held on February 19, 2026, attached as Exhibit 99.1 to the Registrant’s report of foreign private issuer on Form 6-K (File No. 001-36349) and incorporated by reference herein.

(13)
Previously filed with the SEC on March 19, 2025 as Exhibit 4.10 of the Registrant’s annual report on Form 20‑F for the year ended December 31, 2024 (File No. 001‑36349) and incorporated by reference herein.

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

(16)
Previously filed with the SEC by Vericel Corporation on August 6, 2019 as Exhibit 10.10 to its quarterly report on Form 10-Q for the quarter ended June 30, 2019 (File No. 001-35280) and incorporated by reference herein.

(17)	Previously furnished to the SEC on September 26, 2022 as Exhibit 4.1 to the Registrant’s report of foreign private issuer on Form 6-K (File No. 001-36349) and incorporated by reference herein.
(18)	Previously furnished to the SEC on September 26, 2022 as Exhibit 4.2 to the Registrant’s report of foreign private issuer on Form 6-K (File No. 001-36349) and incorporated by reference herein.
(19)	Previously furnished to the SEC on September 26, 2022 as Exhibit 4.4 to the Registrant’s report of foreign private issuer on Form 6-K (File No. 001-36349) and incorporated by reference herein.
(20)	Previously furnished to the SEC on September 26, 2022 as Exhibit 10.3 to the Registrant’s report of foreign private issuer on Form 6-K (File No. 001-36349) and incorporated by reference herein.
(21)
Previously filed with the SEC on March 21, 2024 as Exhibit 4.23 to the Registrant’s annual report on Form 20-F for the year ended December 31, 2023 (File No. 001-36349) and incorporated by reference herein.

(22)	Previously filed with the SEC on July 15, 2024 as Exhibit 4.1 to the Registrant’s report of foreign private issuer on Form 6-K (File No. 001-36349) and incorporated by reference herein.
(23)	Previously filed with the SEC on July 15, 2024 as Exhibit 4.2 to the Registrant’s report of foreign private issuer on Form 6-K (File No. 001-36349) and incorporated by reference herein.
(24)	Previously filed with the SEC on July 15, 2024 as Exhibit 4.3 to the Registrant’s report of foreign private issuer on Form 6-K (File No. 001-36349) and incorporated by reference herein.
(25)	Previously filed with the SEC on September 30, 2025 as Exhibit 10.1 to the Registrant’s report of foreign private issuer on Form 6-K (File No. 001-36349) and incorporated by reference herein.
(26)
Previously filed with the SEC on February 25, 2021 as Exhibit 8.1 to the Registrant’s annual report on Form 20-F for the year ended December 31, 2020 (File No. 001-36349) and incorporated by reference herein.

(27)
Previously filed with the SEC on March 19, 2025 as Exhibit 11.1 of the Registrant’s annual report on Form 20-F for the year ended December 31, 2024 (File No. 001-36349) and incorporated by reference herein.

(28)
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

MediWound Ltd.

Date: March 5, 2026	By: /s/ Hani Luxenburg
Hani Luxenburg
Chief Financial Officer

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

- - - - - - - - - - - - - - - - - - - - -

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
MediWound Ltd.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of MediWound Ltd. and its subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive income or loss, changes in shareholders’ equity, and cash flows for each of the years in the three‑year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Israeli Innovation Authority grant liability

As discussed in notes 2c, 3d and 14 to the consolidated financial statements, in previous years the Company received grants from the Israeli Innovation Authority (“IIA”) to finance its research and development efforts. These grants were recognized as a liability to the extent the Company expected to refund them through royalties on its revenues derived from sales of products or services developed in whole or in part using the grants. The amount of the liability is reexamined each period using the Company’s updated future revenue forecasts discounted to their present value. Any changes in the IIA grant liability are recognized in profit or loss. The IIA grant liability was $8,538 thousand as of December 31, 2025.

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

Tel Aviv, Israel
March 5, 2026

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Consolidated Statements of Financial Position

U.S. dollars in thousands

		As of December 31,
	Note	2025	2024

Cash and cash equivalents	4	4,799	9,155
Short-term bank deposits	5	48,341	34,006
Trade receivables, net	6	1,621	4,800
Inventories	7	4,093	2,692
Other receivables	8	1,110	1,510
Total current assets		59,964	52,163

Other receivables		28	-
Long-term restricted bank deposits		439	439
Property, plant and equipment	9	18,640	14,132
Right-of-use assets	10	7,151	6,663
Intangible assets	11	33	99
Total non-current assets		26,291	21,333

Total assets		86,255	73,496

Current maturities of long-term liabilities		870	612
Warrants	19c	12,659	17,092
Trade payables and accrued expenses	12	7,648	5,281
Other payables	13	4,531	3,556
Total current liabilities		25,708	26,541

Grants received in advance	18d	-	736
Liabilities in respect of IIA grants	14, 17b	8,291	8,149
Lease liabilities	10	8,152	6,513
Severance pay liability, net	16	472	404
Total non-current liabilities		16,915	15,802

Total liabilities		42,623	42,343

Shareholders' equity:	19
Ordinary shares of NIS 0.07 par value:
Authorized 20,000,000 shares as of December 31, 2025 and 2024; Issued and Outstanding 12,835,185 shares as of December 31, 2025 and 10,793,057 shares as of December 31, 2024		258	215
Share premium		272,331	235,995
Foreign currency translation reserve		(32)	(11)
Accumulated deficit		(228,925)	(205,046)
Total equity		43,632	31,153

Total liabilities and equity		86,255	73,496

The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Consolidated Statements of Profit or Loss and Other Comprehensive Income or Loss

U.S. dollars in thousands (except of share and per share data)

		Year Ended December 31
	Note	2025	2024	2023
Revenues from sale of products		5,769	6,832	6,261
Revenues from development services		10,800	13,135	12,265
Revenues from license agreements and royalties		390	255	160
Total revenues	22a	16,959	20,222	18,686

Cost of revenues from sale of products		4,727	6,440	4,927
Cost of revenues from development services		8,946	11,128	10,177
Cost of revenues from license agreements and royalties		32	20	4
Total cost of revenues	22b	13,705	17,588	15,108

Gross profit		3,254	2,634	3,578

Research and development	22c	14,320	8,878	7,467
Selling and marketing	22d	5,765	4,936	4,844
General and administrative	22e	8,448	8,202	6,768
Other (income) expenses	22f	(13)	18	(211)
Total operating expenses		28,520	22,034	18,868

Operating loss		(25,266)	(19,400)	(15,290)

Finance income		4,017	2,048	10,651
Finance expense		(2,461)	(12,811)	(1,892)
Financing income (expenses), net	22g	1,556	(10,763)	8,759

Loss before taxes on income		(23,710)	(30,163)	(6,531)

Taxes on income	21	(169)	(61)	(185)

Net loss		(23,879)	(30,224)	(6,716)

Other comprehensive income (loss):
Foreign currency translation adjustments		(21)	7	(13)
Total comprehensive loss		(23,900)	(30,217)	(6,729)

Loss per share data:	19,23

Basic and diluted net loss per share		(2.10)	(3.03)	(0.75)

Number of shares used in calculating basic and diluted loss per share		11,376,571	9,959,723	9,013,144

The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Equity

U.S. dollars in thousands

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity

Balance as of January 1, 2025	215	235,995	(11)	(205,046)	31,153

Net loss	-	-	-	(23,879)	(23,879)
Other comprehensive loss	-	-	(21)	-	(21)
Total comprehensive loss	-	-	(21)	(23,879)	(23,900)
Exercise of options and warrants (see note 19 and 20)	6	5,899	-	-	5,905
Issuance of ordinary shares, net of issuance expenses (see note 19c)	37	27,329	-	-	27,366
Share-based compensation	-	3,108	-	-	3,108
Balance as of December 31, 2025	258	272,331	(32)	(228,925)	43,632

Balance as of January 1, 2024	184	206,251	(18)	(174,822)	31,595

Net loss	-	-	-	(30,224)	(30,224)
Other comprehensive income	-	-	7	-	7
Total comprehensive loss	-	-	7	(30,224)	(30,217)
Exercise of options and warrants (see note 19 and 20)	3	2,132	-	-	2,135
Issuance of ordinary shares, net of issuance expenses (see note 19c)	28	24,474	-	-	24,502
Share-based compensation	-	3,138	-	-	3,138
Balance as of December 31, 2024	215	235,995	(11)	(205,046)	31,153

Balance as of January 1, 2023	143	178,882	(5)	(168,106)	10,914

Net loss	-	-	-	(6,716)	(6,716)
Other comprehensive loss	-	-	(13)	-	(13)
Total comprehensive loss	-	-	(13)	(6,716)	(6,729)
Exercise of options	1	-	-	-	1
Issuance of ordinary shares, net of issuance expenses (see note 19c)	40	25,429	-	-	25,469
Share-based compensation	-	1,940	-	-	1,940
Balance as of December 31, 2023	184	206,251	(18)	(174,822)	31,595

The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows

U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Net loss	(23,879)	(30,224)	(6,716)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit and loss items:
Depreciation and amortization	1,860	1,483	1,303
Share-based compensation	3,108	3,138	1,940
Revaluation of warrants accounted at fair value	(2,158)	10,704	(8,310)
Revaluation of liabilities in respect of IIA grants	380	752	427
Revaluation of liabilities in respect of TEVA	-	770	468
Financing income and exchange differences on lease liability	1,725	487	257
Increase (decrease) in severance pay liability, net	31	(30)	83
Other (income) expenses	(13)	18	(211)
Financial income, net	(1,891)	(2,039)	(2,231)
Unrealized foreign currency loss (gain)	(51)	47	189
	2,991	15,330	(6,085)
Changes in asset and liability items:
Decrease (increase) in trade receivables	3,211	(1,141)	5,658
Decrease (increase) in inventories	(1,363)	187	(906)
Decrease (increase) in other receivables	1,665	120	(894)
Increase (decrease) in trade payables and accrued expenses	2,350	406	(594)
Increase in grants received in advance	-	1,181	-
Increase (decrease) in other payables	(1,096)	517	(928)
	4,767	1,270	2,336

Net cash used in operating activities	(16,121)	(13,624)	(10,465)

The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows

U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023
Cash flows from investing activities:

Purchase of property and equipment	(5,505)	(6,273)	(6,464)
Interest received	1,591	2,252	1,947
Investment in short-term bank deposits, net	(14,036)	(4,376)	(29,804)

Net cash used in investing activities	(17,950)	(8,397)	(34,321)

Cash flows from financing activities:

Repayment of lease liabilities	(1,212)	(928)	(778)
Proceeds from exercise of warrants and share options	3,630	1,210	-
Proceeds from issuance of shares	27,416	22,165	24,909
Repayment of IIA grants	(214)	(219)	(380)
Repayment of liabilities in respect of TEVA	-	(2,834)	(834)

Net cash provided by financing activities	29,620	19,394	22,917

Exchange rate differences on cash and cash equivalent balances	95	(84)	(160)

Decrease in cash and cash equivalents	(4,356)	(2,711)	(22,029)

Balance of cash and cash equivalents at the beginning of the year	9,155	11,866	33,895

Balance of cash and cash equivalents at the end of the year	4,799	9,155	11,866

Supplement disclosure of non-cash transactions:
Right of use asset, net, recognized with corresponding lease liability	1,433	480	6,825
Purchase of property and equipment with credit	(268)	(344)	(1,011)

The accompanying notes are an integral part of the consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 1:	General

a.	Description of the Company and its operations:

MediWound Ltd. was incorporated in Israel in January 2000. The Company, which is located in Yavne, Israel (The "Company" or "MediWound"), is a biopharmaceutical company that develops, manufactures and commercializes novel, cost effective, bio-therapeutic, non-surgical solutions for tissue repair and regeneration. The Company’s strategy leverages its breakthrough enzymatic technology platform into diversified portfolio of biotherapeutics across multiple indications to pioneer solutions for unmet medical needs.  The Company’s current portfolio is focused on next-generation protein-based therapies for burn care, wound care and tissue repair.

In December 2022, the Company's first innovative biopharmaceutical product, Nexobrid, has received an approval from the U.S. Food and Drug Administration (“FDA”) and marketing approval in each of India, Switzerland and Japan. In addition, it has a marketing authorization from the European Medicines Agency (“EMA”) and regulatory agencies in other international markets for removal of dead or damaged tissue, known as eschar, in adults with deep partial and/or full-thickness thermal burns.

The Company commercializes Nexobrid globally through multiple sales channels.

The Company sells Nexobrid to burn centers in the European Union, United Kingdom and Israel, primarily through its commercial organizations.

The Company has established local distribution channels in multiple international markets, including Asia Pacific, EMEA, CEE, Australia and LATAM, in which local distributors are also responsible for obtaining local marketing authorization within the relevant territories.

In the United States, the Company entered into an exclusive license and supply agreement with Vericel Corporation (“Vericel”) to commercialize Nexobrid in North America. On September 21, 2023, the Company announced the U.S. commercial availability of Nexobrid for the removal of eschar in adults with deep partial and/or full-thickness thermal burns.

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

On February 7, 2023, the Company completed a registered direct offering. A total of 1,964,286 ordinary shares were issued at an offering price of $14 per share. The gross proceeds were $27,500, before deducting commissions and other offering expenses. The net proceeds were approximately $25,469.

On July 15, 2024, the Company entered into a definitive share purchase agreement. The agreement includes the sale and purchase of 1,453,488 shares of the Company’s ordinary shares, each with a par value of NIS 0.07 (the “Ordinary Shares”), in a private investment in public equity (the “PIPE Offering”). The purchase price was set at $17.20 per share. The gross proceeds from the PIPE Offering were $25,000, and the issuance expenses were $862.

On September 30, 2025, the Company completed a registered direct offering. A total of 1,734,105 ordinary shares were issued at an offering price of $17.3 per share. The gross proceeds were $30,000, before deducting commissions and other offering expenses. The net proceeds were approximately $27,366.

c.
The Company has three wholly owned subsidiaries: MediWound Germany GmbH, acting as Europe (“EU”) marketing authorization holder and EU sales and marketing arm, and MediWound UK Limited and MediWound US, Inc., which are currently inactive companies.

d.
The “Iron Swords” war began on October 7, 2023 and has significantly affected the security and economic situation of the State of Israel. Continuation of the fighting and attacks on Israel, together with the steps that were taken by the Government of Israel following declaration of a state of war and the mobilization of army reserves, have led to a decrease in business and economic activity throughout the country. These effects were reflected in disruption of the chains of supply and production, a shortage in manpower, volatility in the value of financial assets and in the exchange rates of foreign currencies in relation to the shekel. In addition, the Downgrading of Israel’s credit rating by the international rating agencies and the effects on the country’s budget have also affected the economy in general and the business activity of many companies and consequently also financial reporting.

In June 2025 the war significantly expanded to another front with the State of Israel opening a direct confrontation with Iran in the framework of operation “Rising Lion”. Upon the commencement of this operation, the State of Israel declared a special home-front situation and closed its airspace. This confrontation further intensified the impact of the war on the operations of many companies.

In October 2025, a ceasefire was reached between Israel and Hamas in the Gaza Strip.

The war did not have a significant impact on the Company’s operations.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 1:	General (Cont.)

e.
The accompanying consolidated financial statements have been prepared on the basis that the Company will continue as a going concern. From inception to December 31, 2025, the Company has incurred cash outflows from operations, losses from operations, and has an accumulated deficit of $228.9 million.

The Company believes that its existing cash and cash equivalents, short-term and restricted bank deposits of $53.6 million as of December 31, 2025, will be sufficient to fund its operations and capital expenditures for at least twelve months from the date of issuance of these consolidated financial statements.

Note 2:	Basis of Preparation of the Consolidated Financial Statements

a.	Statement of compliance with International Financial Reporting Standards

These financial statements have been prepared in accordance with IFRS® Accounting Standards (IFRSs) as issued by the International Accounting Standards Board ("IASB").

These consolidated financial statements were approved by the board of directors on March 5, 2026.

b.	Functional currency, reporting currency and foreign currency:

1.	Functional currency and reporting currency:

The reporting currency of the financial statements is the U.S. dollar.

The Company determines the functional currency based on the currency in which it primarily generates and expends cash. The Company determined that its functional currency is the U.S. dollar since most of the Company's revenues are in U.S. dollars and the economic environment in which the Company operates and performs its transactions is mostly affected by the U.S dollar. A certain portion of the Company's costs are denominated in NIS mainly due to payroll and related benefit costs incurred in Israel. To further support the Company's determination, the Company has analyzed the currency in which funds from financing activities are generated or held and the currency in which receipts from operating activities are usually retained. In this respect, funds from financing activities were principally derived from significant funds raised in U.S. dollars and U.S governmental funds denominated also in U.S. dollars.

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

c.	Use of estimates and judgments

Use of estimates

The preparation of financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Company’s financial statements requires that management of the Company makes assumptions regarding circumstances and events that involve considerable uncertainty.  Company Management prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 2:	Basis of Preparation of the Consolidated Financial Statements (Cont.)

Information about assumptions made by the Company with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in the next financial year are included in the following notes:

Estimate	Principal assumptions	Possible effects	Reference
Assessment of probability of contingent liabilities
Government grants received from the IIA are recognized as a liability if future economic benefits are expected from the research and development activity that will result in royalty bearing sales. As the contingent liability is calculated based on future royalty-bearing sales, there is uncertainty regarding the estimated future cash flows used to measure the amortized cost of the liability.
		An increase or decrease in Liabilities in respect of IIA grants and in financing expenses in subsequent periods.	See notes 14, 17b Regarding Liabilities in respect of IIA grants

Determining the lease term
In order to determine the lease term, the Company takes into consideration the period over which the lease is non-cancellable, including renewal options that it is reasonably certain it will exercise and/or termination options that it is reasonably certain it will not exercise.
		An increase or decrease in the initial measurement of a right-of-use asset and lease liability and in depreciation and financing expenses in subsequent periods.	See Note 10 regarding leases.

Determination of fair value

Preparation of the financial statements requires the Company to determine the fair value of certain assets and liabilities. Further information about the assumptions that were used to determine fair value is included in the following notes:

•	Note 19, on share-based payments;
•	Note 19c, Warrants

When determining the fair value of an asset or liability, the Company uses observable market data as much as possible. There are three levels of fair value measurements in the fair value hierarchy that are based on the data used in the measurement, as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly
•	Level 3: inputs that are not based on observable market data (unobservable inputs).

The preparation of financial statements in conformity with IFRS® Accounting Standards (IFRSs( requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 2:	Basis of Preparation of the Consolidated Financial Statements (Cont.)

Information about key assumptions made in measuring fair value and estimates are described below:

•	Determining the fair value of share-based compensation to employees and directors:

The fair value of share-based compensation to employees and directors is determined using the binomial option pricing model or the Black-Scholes method. The assumptions used in the model include the expected volatility, early exercise factor, expected dividend and risk-free interest rate.

For grants awarded up to July 30, 2025, the fair value of share-based compensation was estimated using the binomial option pricing model.

For grants awarded from August 2025, the Company estimates the fair value of share-based compensation using the Black-Scholes option pricing model.

Management believes that the Black-Scholes model is appropriate given the characteristics of the Company’s option grants. This change represents a change in valuation technique and has been applied prospectively to new grants issued from the date of change.

•	Fair value estimations of warrants:

The Company completed financing transactions in which it issued shares and warrants to purchase additional shares. The fair value of the warrants, which are not traded on an active market, is determined by using valuation techniques. These valuation techniques maximizes the use of observable market data where it is available.

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

Depreciation is calculated on a straight‑line basis over the useful life of the assets at annual rates as follows:

%
Office furniture	7-10
Manufacturing machinery and lab equipment	15-50
Software	20
Computers	33
Leasehold improvements	See below

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 3:	Material Accounting Policies (Cont.)

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

d.	Government Grants:

i.	Liability in respect of Israeli Innovation Authority ("IIA"):

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

Grants from the EIC in respect of research and development projects are accounted for as forgivable loans according to IAS 20 but have different characteristics than Grants from the IIA, therefore they follow a different presentational approach and presented in profit and loss as ‘other income’ when there is reasonable assurance that:

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

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 3:	Material Accounting Policies (Cont.)

The following are the amortization periods of the ROU assets by class of underlying asset:

Years
Motor vehicles	3
Buildings	2-14

The Company tests for impairment of the ROU asset whenever there are indications of impairment pursuant to the provisions of IAS 36.

•	Variable lease payments that depend on an index:

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

f.	Revenue recognition:

The Company recognizes revenue when the customer obtains control over the promised goods or services. The revenue is measured according to the amount of the consideration to which the Company expects to be entitled in exchange for the goods or services promised to the customer, other than amounts collected for third parties.

The Company determines the transaction price based on the amount of consideration the Company expects to receive for transferring the promised goods or services in the contract.

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

The Company’s revenue-generating arrangements typically include licensing arrangements, which comprise upfront license fees, milestone payments and/or royalties, and product sale arrangements.

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

As of the closing date of the agreement the manufacturing and development services were at market value; therefore, the upfront payment was fully attributed to the license performance obligation and as such revenues are recognized at the point in time that control of the license is transferred to the customer.

Future milestone payments are considered variable consideration and are subject to the variable consideration constraint, i.e., will be recognized once it is concluded that it is “probable” that a significant reversal of the cumulative revenues recognized under the contract will not occur in future periods when the uncertainty related to the variable considerations are resolved. (see note 18b).

Revenues from royalties under this agreement will be payable based on future commercial sales, upon their occurrence.

Revenues from the sale of products to Vericel will be recognized when all the significant risks and rewards of ownership of the products have passed to Vericel and the Company no longer retains continuing managerial involvement. The delivery date of the products is usually the date on which ownership passes.

Revenues from distribution licensing arrangements:

The Company accounts for the bundled license provided to the distributors and related highly specialized services as a single performance obligation and consequently recognize revenue using the cost-to-cost method, where the extent of progress towards completion is measured based on the ratio of actual costs incurred to the total estimated costs expected to be incurred upon satisfying such single performance obligation. The revenues from such bundled performance obligation are included within “Revenues from license agreements”. Significant finance components related to such arrangements are recognized as finance expense.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 3:	Material Accounting Policies (Cont.)

Revenues from development services:

Revenues from development services are recognized over time, during the period the customer receives and consumes the benefits provided by the Company's performance.

Revenues from the sale of products:

The Company generates revenues from sales of its innovative biopharmaceutical product, Nexobrid, to burn centers and hospital burn units in Europe, U.S., Japan, Israel and local international markets through its commercial organizations and local distributors.

Revenues from the sale of goods is recognized in profit or loss at the point in time when the control of the goods is transferred to the customer, generally upon delivery of the goods to the customer.  The transaction price is the amount of the consideration that is expected to be received based on the contract terms.

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

The Company has several employee benefit plans:

1.
Short-term employee benefits:

Short-term employee benefits, including salaries, paid annual leave, recreation and social security contributions, are recognized as expenses as the services are rendered.

2.
Post-employment benefits:

The Company has liabilities for severance pay for its employees in several jurisdictions and in Israel.

The Company recognizes liability for severance pay mainly for its employees in EU in accordance with local laws.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 3:	Material Accounting Policies (Cont.)

l.	Share-based compensation:

Certain Company employees and directors are entitled to remuneration in the form of equity-settled share-based compensation.

Equity-settled transactions

The cost of equity-settled transactions with employees is measured at the fair value of their equity instruments granted at the grant date. The fair value is determined using the binomial option pricing model or Black-Scholes model.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period which the performance or service conditions are to be satisfied, ending on the date on which the relevant employees become fully entitled to the award.

m.	New standards, amendments to standards and interpretations not yet adopted:

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

The standard’s initial date of application is for annual reporting periods beginning on or after January 1, 2027 with earlier application being permitted.

The Company is examining the effects of the standard on its financial statements with no plans for early adoption.

Note 4:	Cash and Cash Equivalents

	December 31
	2025	2024

Balance in USD	3,762	7,169
Balance in other currencies	1,037	1,986

	4,799	9,155

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 5:	Short-term bank deposits

	December 31
	2025	2024

USD Bank deposits (1)	48,341	34,006

	48,341	34,006

(1)	The USD deposits are for the period of 102-371 days and bear annual interest of 4.71%-5.37% for 2025 and 5.45%-6.39% for 2024.

Note 6:	Trade Receivables, net

	December 31
	2025	2024

Vericel (see note 18b)	-	472
BARDA (see note 18a)	-	877
MTEC (see note 18c)	1,114	2,339
Other trade receivables	619	1,229
Less provision for expected credit loss	(112)	(117)

	1,621	4,800

Note 7:	Inventories

	December 31,
	2025	2024

Raw materials	1,722	1,444
Finished goods*	2,371	1,248

	4,093	2,692

*Finished goods are net of a write-off of $432 and $216 as of December 31,2025 and 2024, respectively.

Note 8:	Other Receivables- Short Term

	December 31,
	2025	2024

Government authorities	701	494
Income receivable	50	558
Prepaid expenses and other	359	458

	1,110	1,510

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 9:	Property, Plant and Equipment

	Office furniture	Manufacturing machinery and lab equipment	Computers	Leasehold improvements	Total
Cost
Balance as of January 1, 2025	331	16,952	350	3,451	21,084
Additions	21	*4,858	99	519	5,497
Disposals	-	-	(76)	-	(76)
Foreign currency translation	5	-	-	-	5

Balance as of December 31, 2025	357	21,810	373	3,970	26,510

Balance as of January 1, 2024	319	12,403	267	3,375	16,364
Additions	25	*5,395	174	76	5,670
Disposals	(11)	(846)	(91)	-	(948)
Foreign currency translation	(2)	-	-	-	(2)

Balance as of December 31, 2024	331	16,952	350	3,451	21,084

Accumulated Depreciation

Balance as of January 1, 2025	194	3,928	129	2,701	6,952
Additions	19	468	99	404	990
Disposals	-	-	(76)	-	(76)
Foreign currency translation	4	-	-	-	4

Balance as of December 31, 2025	217	4,396	152	3,105	7,870

Balance as of January 1, 2024	184	4,266	155	2,531	7,136
Additions	23	495	65	170	753
Disposals	(11)	(833)	(91)	-	(935)
Foreign currency translation	(2)	-	-	-	(2)

Balance as of December 31, 2024	194	3,928	129	2,701	6,952

Carrying amounts of all fixed asset items
December 31, 2025	140	17,414	221	865	18,640
December 31, 2024	137	13,024	221	750	14,132

*Including new facility costs in the amount of 4,147 for 2025 and 4,271 for 2024.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 10:	Leases

a.	Lease Agreements:

The Company's offices and its production facility in Israel are located in a building that the Company previously leased from a related party (see note 24a), in accordance with a sub-lease agreement. The Company subleased approximately 3,000 square meters of laboratory, office and clean rooms space at a monthly fee of NIS 125 (approximately $35). This sub-lease agreement was amended in October 2021, to extend the period up to October 2025 which was included in the calculation of the lease liability and ROU asset.

In July 2023, the Company signed a termination agreement for the sub-lease agreement and signed a new lease agreement for the same area of approximately 3,000 square meters in the same building with the owner of the building at a annual rent fee of NIS 2,484 (approximately $720) linked to the index. The lease agreement is for 12 years with an option for an additional 3 years. The Company’s estimation is that it will exercise the 3-year option.

On January 1, 2024, the Company entered into a new lease agreement for 380 square meters of office, in Yavne, Israel, close to the main office, the agreement was for two years with options for an additional three years. The additional leased area was needed to support the Company in extending its activity. The annual fee for this agreement is NIS 437 (approximately $120) linked to the index. The Company didn’t exercise the additional 3 years option and entered into a new lease agreement

In May 2025, the Company entered into a new lease agreement for approximately 1,000 square meters of office and labs in Gan-Rave, Israel, close to the main office, the agreement is for five years with options for an additional two years. The additional leased area is needed to support the Company in extending its activity. The annual fee range for this agreement is NIS 672 – NIS 736 (approximately $210- $231) linked to the index. The Company estimation is that it will exercise the 2-year option.

In September 2025, the Company entered into a new lease agreement for approximately 184 square meters of storage in Yavne, Israel, close to the main office. The agreement is for two years with options for an additional two years. The additional leased area is needed to support the Company in extending its activity. The annual fee for this agreement is NIS 95 (approximately $30) linked to the index. The Company estimation is that it will exercise the 2-year option.

In addition, the Company and its subsidiary have lease agreements for 13 vehicles for the remaining period of 1.5 years on average.

Amounts recognized in profit or loss and in the statement of cash flowsb.

	Year ended December 31,
	2025	2024

Interest expense on lease liabilities	625	527
Depreciation expenses	803	663
Cash outflow for leases	1,212	928

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 10:	Leases (Cont.)

The Company determined the appropriate interest rate for discounting leases, with the assistance of a third party. The valuation was based on: credit risk, the weighted average term of the leases and other economic variables. A weighted average interest rate in a range of 6.5% to 8.5% was used to discount future lease payments in the calculation of the lease liability.

c.	Disclosures in respect of Right- of- Use assets:

	Buildings	Motor vehicles	Total
Cost
Balance as of January 1, 2025	7,122	519	7,641
New leases	1,180	270	1,450
Adjustments for indexation	181	7	188
Disposals	(411)	(172)	(583)

Balance as of December 31, 2025	8,072	624	8,696

Accumulated depreciation
Balance as of January 1, 2025	743	235	978
Depreciation and amortization	664	210	874
Disposals	(162)	(145)	(307)

Balance as of December 31, 2025	1,245	300	1,545

Depreciated cost
Balance as of December 31, 2025	6,827	324	7,151

	Buildings	Motor vehicles	Total
Cost
Balance as of January 1, 2024	6,511	652	7,163
New leases	390	127	517
Adjustments for indexation	221	8	229
Disposals	-	(268)	(268)

Balance as of December 31, 2024	7,122	519	7,641

Accumulated depreciation
Balance as of January 1, 2024	208	257	465
Depreciation and amortization	535	193	728
Disposals	-	(215)	(215)

Balance as of December 31, 2024	743	235	978

Depreciated cost
Balance as of December 31, 2024	6,379	284	6,663

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 10:	Leases (Cont.)

d.	Disclosures of the Company's lease liabilities:

	Buildings	Motor vehicles	Total

Balance as of January 1, 2025	6,677	254	6,931
Repayment of leases liabilities	(979)	(233)	(1,212)
Effect of changes in exchange rates	1,057	43	1,100
New finance lease obligation recognized	1,180	253	1,433
Adjustments for indexation	181	7	188
Financial expenses	598	27	625
Disposals-termination of leases	(269)	(21)	(290)
Balance as of December 31, 2025	8,445	330	8,775

Current maturities of long-term leases	(455)	(168)	(623)
Lease liability Balance as of December 31, 2025	7,990	162	8,152

	Buildings	Motor vehicles	Total

Balance as of January 1, 2024	6,346	365	6,711
Repayment of leases liabilities	(728)	(200)	(928)
Effect of changes in exchange rates	(38)	(1)	(39)
New finance lease obligation recognized	368	112	480
Adjustments for indexation	221	8	229
Financial expenses	508	19	527
Disposals-termination of leases	-	(49)	(49)
Balance as of December 31, 2024	6,677	254	6,931

Current maturities of long-term leases	(273)	(145)	(418)
Lease liability Balance as of December 31, 2024	6,404	109	6,513

Note 11:	Intangible Assets, Net

	License and Know-how
	2025	2024
Cost
Balance as of January 1,	1,538	1,538
Additions	-	-
Balance as of December 31,	1,538	1,538
Accumulated Amortization
Balance as of January 1,	1,439	1,373
Additions	66	66
Balance as of December 31,	1,505	1,439
Amortized cost
Balance as of December 31,	33	99

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 11:	Intangible Assets, Net (Cont.)

Intangible assets include exclusive licenses to use patents, know-how and intellectual property for the development, manufacturing and marketing of products related to burn treatments and other products in the field of wound care. These licenses were purchased from third parties and from one of the Company's shareholders.

Note 12:	Trade payables and accrued expenses

	December 31
	2025	2024

Trade payables	3,607	4,096
Accrued expenses	4,041	1,185
	7,648	5,281

Note 13:	Other Payables

	December 31
	2025	2024

Employees and payroll accruals	3,044	2,787
Related parties	86	86
Deferred income	-	12
Grants received in advance*	1,181	445
Other	220	226
	4,531	3,556
*See also note 18d

Note 14:	Liabilities in Respect of IIA Grants

	December 31
	2025	2024

Balance as of January 1,	8,343	7,803
Royalties	(185)	(212)
Amounts carried to Profit or Loss	380	752
Balance as of December 31,	8,538	8,343

Current maturities	(247)	(194)
Long term liabilities in respect of IIA grants	8,291	8,149

The Company is committed to pay royalties to the IIA up to the total grants received plus the applicable accrued interest. The total amount of grants received from IIA including accrued interest, net of royalties as of December 31, 2025, is approximately $14,142, while the amortized cost of this liability as of that date is $8,538, discounted to its present value.

The fair value of liabilities in respect of IIA grants with fixed interest is based on a calculation of the present value of the cash flows at the interest rate for a loan with similar terms. The Company used a discount rate of 12% based in part on the Company’s estimation at the time of the Company’s recognition of the IIA grants which approximate the fair value at the respective balance sheet date.

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

	December 31
	2025	2024
Gain (loss) from change:
5% increase in NIS and EURO exchange rate	$252	$201
5% decrease in NIS and EURO exchange rate	$(252)	$(201)

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

The Company manages the liquidity risk by holding cash balances, short-term deposits and secured bank credit facilities.

	December 31, 2025

	Carrying amount	12 months or less	1-2 years	2-15 years
Non-derivative financial liabilities♠
Current liabilities
Current maturities of long-term liabilities	1,527	1,527	-	-
Trade payables and accrued expenses	7,648	7,648	-	-
Other payables	4,531	4,531	-	-
Non-current liabilities
Liabilities in respect of IIA grants	15,844	-	355	15,489
Lease liabilities	11,894	-	1,229	10,665

	December 31, 2024

	Carrying amount	12 months or less	1-2 years	2-15 years
Non-derivative financial liabilities
Current liabilities
Current maturities of long-term liabilities	1,138	1,138	-	-
Trade payables and accrued expenses	5,281	5,281	-	-
Other payables	3,556	3,556	-	-
Non-current liabilities
Grants received in advance	736	-	736	-
Liabilities in respect of IIA grants	15,832	-	403	15,429
Lease liabilities	10,010	-	901	9,109

4.	Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s Cash and cash equivalents and deposits and from receivables from customers.

The Company holds cash and cash equivalents and deposits with banks and financial institutions rated A- to BBB+ based on the ratings of S&P Global.

Impairment on cash and cash equivalents has been measured on the basis of the expected loss. The Company considers that its cash and cash equivalents have low credit risk based on the credit ratings of the counterparties.

The balance of receivables from customers at the reporting date included one significant customer as described in note 6. The credit risk for the US Army is assessed at a low risk. Trade receivables are measured using the expected credit loss model in accordance with IFRS 9. Based on historical payment patterns, current conditions and forward-looking information, the resulting expected credit loss recorded for other trade receivables was USD 112.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 15:	Financial Instruments (Cont.)
b.	Fair value:

i	Measurement of fair values

(1)	Financial instruments measured at fair value for disclosure purposes only.

The carrying amounts of certain financial assets and liabilities, including cash, trade receivables, other receivables, deposits, trade and other payables are the same as or approximate to their fair value.

(2)	Fair value hierarchy of financial instruments measured at fair value.

The financial instruments measured at fair value use valuation methodology in accordance with the fair value hierarchy levels. When determining the fair value of an asset or liability, the Company uses observable market data as much as possible.

Details regarding fair value measurement at Level 2

The fair value of the warrants which are classified as current liabilities was measured by using Black-Scholes model. The following inputs were used to determine the fair value:

Contractual period of warrants–0.91 years.
Expected volatility – 44.9%
Risk-free interest rate (3) – 3.5%
Expected dividend yield – 0%.

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

The majority of the Company’s liability for severance pay is covered by Section 14. Accordingly, the Company does not recognize any liability for severance pay due to these employees and the deposits under Section 14 are not recorded as an asset in the Company’s balance sheet. These contributions for compensation represent defined contribution plans. The Company recognizes a liability for severance pay due to its employees in the EU in accordance with local laws and its Israeli employees who are not under Section 14.

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

The Company paid an aggregate amount of $ 950 and undertook to pay royalties of 1.5% to 2.5% from future revenues from sales of products which are based on this patent for a period of 12 years from the first commercial delivery in a major country, and thereafter the Company will have a fully paid-up royalty-free license for these patents. In addition, royalties will be paid at the rate of 10% from sub-licensing of such patents and for lump sum amounts paid to the Company by a third party, the Company will pay 2% of the proceeds up to $1,000 and 4% above this amount.  Moreover, the Company agreed to pay a one-time lump-sum amount of $ 1,500 when the aggregate revenues based on these patents reach $ 100,000. The royalty payments for the years 2025 and 2024 amounted to $118 and $122 respectively.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 17:	Liabilities and Commitments (Cont.)

b.
Under the Israeli Research and Development Law, (the “R&D Law”) the Company undertook to pay royalties of 3% on the revenues derived from sales of products or services developed in whole or in part using IIA grants. The maximum aggregate royalties paid cannot exceed 100% of the grants received by the Company, plus annual interest equal to the 12-month interest applicable to dollar deposits, as published on the first business day of each calendar year. The total royalties amount paid as of December 31, 2025 is $2,378 (see note 14).

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

Concurrently with the PIPE offering, on July 15, 2024, the Company and TEVA entered into Amendment No. 2 (the “Amendment”) to a settlement dated December 13, 2020, by and between the Company and TEVA (the “Agreement”). Under the terms of the Amendment, the Company paid TEVA $4,000 as the final payment due from the Company under the Agreement, with 50% of such prepayment in cash and 50% in the form of ordinary shares of the Company to be issued by the Company to TEVA (as part of the PIPE offering), all in accordance with the terms and timeframe specified in the Amendment (“The transaction”). As a result of the transaction, the company recorded financial expenses of $546 and the liability in respect of TEVA was settled (see note 22g).

Total liabilities recorded as of December 31, 2025 and 2024 were approximately $0 and $0 respectively. The financial expenses for 2025 and 2024 of $0 and $770, respectively, were recorded in profit or loss within financial expenses.

Note 18:	Material Agreements

a.	BARDA Contracts

In September 2015, the Company was awarded a Biomedical Advanced Research and Developments Authority (“BARDA”) contract for treatment of thermal burn injuries. This contract was amended multiple times to extend its term until September 2025 and its total value, up to a total amount of $165,000 as of the end of 2022.

In May 2023, BARDA has awarded an additional approximately $10,000 to the Company. The total amount of the contract is comprised of $110,000 to support research and development activities and up to $65,000 to procure Nexobrid for U.S. emergency preparedness (which will be split between the Company and Vericel following Vericel’s agreement (see note 18b)).

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 18:	Material Agreements (Cont.)

As of December 31, 2025, the Company has recognized approximately $99,809 in the aggregate, from BARDA for support of its research and development activities and an additional $16,500 for procurement of Nexobrid for U.S. emergency preparedness, which were recorded at the net amount of approximately $10,500 following the split of gross profit agreement with Vericel for the initial BARDA procurement. The contract expired in September 2025.

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

Under the terms of the license agreement, Vericel has made an upfront payment to MediWound of $17,500 which was recorded as revenues from license agreements in 2019 as well as an additional milestone payment of $7,500 recorded as revenues from license agreements in 2022 upon BLA approval received in December 2022. Furthermore, Vericel has also agreed to pay MediWound up to $125,000 in payments contingent upon meeting certain annual sales milestones, tiered royalties on net sales ranging from high single-digit to teen-digit percentages, a split of gross profit on committed BARDA procurement orders and a teen-digit royalty on any additional future BARDA purchases of Nexobrid. Under the terms of the supply agreement, Vericel will procure Nexobrid from MediWound at a fixed price. The Supply Agreement’s initial term is five years (the “Initial Term”), with Vericel required to provide the Company with notice regarding whether it plans to extend the Initial Term for an additional two years by the third anniversary of the Supply Agreement. In May 2022, Vericel notified the Company on its election to extend the Initial Term for an additional two years until 2026. After the Initial Term and optional two-year extension, Vericel, at its sole discretion, may choose to extend the Supply Agreement’s term for additional one-year period for a potential total term of fifteen years.

Total revenue from royalties as of December 31, 2025 and 2024 was approximately $355 and $244, respectively.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 18:	Material Agreements (Cont.)

c.	DoW and MTEC contracts:

On February 17, 2022, the Company entered into a contract with the U.S. Department of  War (DoW), through the Medical Technology Enterprise Consortium (MTEC), to develop Nexobrid as a non-surgical solution for field-care burn treatment for the U.S. Army. The contract provides funding up to $2,727.

During 2023, the DoW through MTEC awarded the Company additional funding of $9,117 in addition, the company was awarded directly through MTEC funding of $1,190, to advance the development of a new temperature stable formulation of Nexobrid.

In May 2024, the Company was awarded additional funding of $1,557 from the DoW through MTEC. In April 2025 the Company was awarded additional funding of $937 from the DoW through MTEC. In July 2025 the Company was awarded additional funding of $2,715 from the DoW through MTEC. As of December 31, 2025, the total funding from the DoW and MTEC is $18,243.

d.	European Innovation Council (EIC):

In July 2024, the Company was awarded a Euro 2,500 (Approximately $2,725) grant from the European Innovation Council (EIC) Accelerator program to support the clinical and regulatory advancement of EscharEx for the treatment of diabetic foot ulcers (DFUs). Following a successful evaluation process, the Company entered into discussions with respect to a potential additional Euro 13,750 (Approximately $14,987) equity investment component under the program, however, these discussions did not result in an investment. In December 2024, the Company received the first payment of Euro 1,125 ($1,181) from the grant component. (See also note 13)

e.
During 2025 and 2024, the Company signed new agreements with suppliers to procure services totaling $18,276 for the VALUE, a global pivotal Phase III clinical trial of EscharEx for VLU, covering a period of two to three years.

f.	Biopharmax Group Ltd. contract:

On July 17, 2023, the Company signed an agreement with Biopharmax Group Ltd.  The objective of this agreement is to establish, commission, and validate a cutting-edge, sterile, and GMP-compliant manufacturing facility. The venture aims to increase the Company’s production capacity significantly, up to six times the current capacity.

The new facility, equipped with fully operational clean rooms, will be exclusively designed for Nexobrid production. It will comply with stringent regulations from the GMP, FDA, EMA, Israeli Ministry of Health, and relevant Israeli regulatory bodies. An estimated $13.1 million will be invested in the project. Construction was completed in 2024, in 2025, commissioning of the expanded NexoBrid manufacturing facility was successfully completed. Commercial availability will depend on securing the necessary regulatory approvals. (see also note 9).

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 19:	Equity

a.	Share capital:

	December 31
	2025	2024
Authorized number of shares	20,000,000	20,000,000
Issued and outstanding number of shares	12,835,185	10,793,057

An ordinary share confers upon its holder(s) a right to vote at the general meeting, a right to participate in distribution of dividends, and a right to participate in the distribution of surplus assets upon liquidation of the Company.

b.	Movement in share capital:

1.	During 2025, 2024 and 2023 the Company issued additional 27,594; 13,801 and 17,458 ordinary shares for each year upon vesting of outstanding RSUs, respectively.

2.
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

The warrants issued have been classified as a current financial liability due to a net share settlement provision and as they can be settled in cash on the occurrence of Fundamental Transaction as determined in the agreement. This liability was initially recognized at its fair value on the date the contract was entered into and is subsequently accounted for fair value at each balance sheet date and recorded through profit and loss.

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

2.
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

The Pre-Funded warrants and warrants issued have been classified as a non-current financial liabilities due to a net share settlement provision and they can be redeemed in cash on the occurrence of Fundamental Transaction as determined in the agreement.  The initial fair value of the financial liabilities issued in the transaction was approximately $20,788, which comprised of: 1. The warrants which were valuated by Black-Scholes model based on the current price of the shares and a risk-free interest rate of 4.26%, and 2. The pre-funded warrants which were valued in an amount which is approximate its share price upon their issuance.

The consideration received from this transaction was $17,233. As the fair value on initial recognition of the warrants differs from the transaction price, the difference represents the first day loss at the amount of $3,555, and has been allocated to the warrants with respect to this transaction and is amortized on a straight-line basis over the term of the warrants.

The net proceeds from this offering amounted to approximately $15,920. The issuance expenses were recorded through profit and loss.

During December 2022, the 1,407,583 pre-funded warrants were exercised into ordinary shares.

3.
Upon closing of the RD and PIPE Offerings, the Company also issued the placement agent up to 124,491 warrants to purchase up to 124,491 ordinary Shares. The warrants have substantially the same terms as the RD and PIPE Warrants, except that the placement agent’s warrants have an exercise price equal to $15.312 per share (which represents 125% of the offering price per ordinary Share in the offerings). The fair value of the placement agent’s options was recorded as issuance expenses through profit and loss and as a deduction from proceeds in equity based on the financial treatment of both RD and PIPE offering and in accordance with their part.

4.
On February 7, 2023, the Company completed a RD offering of 1,964,286 new ordinary shares which were issued at an offering price of $14.0 per share. The gross proceeds were $27,500, before deducting commissions and other offering expenses in the amount of $2,031.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 19:	Equity (Cont.)

5.
On July 15, 2024, the Company entered into a definitive share purchase agreement. The agreement includes the sale and purchase of 1,453,488 shares of the Company’s ordinary shares, each with a par value NIS 0.07 (the “Ordinary Shares”), in a private investment in public equity (the “PIPE Offering”). The purchase price is set at $17.20 per share. The gross proceeds from the PIPE Offering are $25,000, and the issuance expenses were $862.

6.
On September 30, 2025, the Company completed a RD offering of 1,734,105 new ordinary shares which were issued at an offering price of $17.30 per share. The gross proceeds were $30,000, before deducting commissions and other offering expenses in the amount of $2,634.

During 2024 and 2025, 91,029 and 256,799 Series A warrants, respectively, were exercised into the Company’s ordinary shares at an exercise price of $13.475 per ordinary share, in accordance with the terms of the Series A warrants. The warrant exercises resulted in proceeds an aggregate amount of $4,687. As of the date of this report, 2,266,459 Series A warrants remain outstanding and exercisable.

Note 20:	Share‑Based Compensation

a.	Expense recognized in the financial statements:

The expenses recognized for services received from employees and directors are as follows:

	Year ended December 31
	2025	2024	2023
Cost of revenues	492	339	271
Research and development	520	513	485
Selling and marketing	18	26	87
General and administrative	2,078	2,260	1,097

Total share-based compensation	3,108	3,138	1,940

b.	Share-based payment plan for employees and directors:

The Company has granted options and restricted stock units ("RSUs") for a total of 1,290,149 ordinary shares.

As of December 31, 2025, 134,670 ordinary shares of the Company were still available for a future grant.

Any options or RSUs, which are forfeited or not exercised before expiration, become available for future grants.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 20:	Share‑Based Compensation (Cont.)

In March 2014, the Company adopted and obtained shareholder approval for its 2014 Equity Incentive Plan (the “2014 Plan”). Options and RSUs granted under the Company's 2014 Plan are exercisable in accordance with the terms of the Plan. Options are exercisable within 5-10 years from the date of grant, against payment of an exercise price or cashless exercise and share units are granted immediately upon vesting of the RSUs. The options and the RSUs generally vest over a period of 1-4 years.

In December 2024, the Company adopted and obtained shareholder approval for its 2024 Equity Incentive Plan (the “2024 Plan”). Options and RSUs granted under the Company's 2024 Plan are exercisable in accordance with the terms of the Plan. Options are exercisable within 10 years from the date of grant, against payment of an exercise price or cashless exercise and share units are granted immediately upon vesting of the RSUs. The options and the RSUs generally vest over a period of 1-4 years.

c.	Share options activity:

The following table lists the number of share options, the weighted average exercise prices of share options and changes that were made in the option plan for employees and directors:

	2025		2024		2023
	Number of options	Weighted Average Exercise price	Number of options	Weighted Average Exercise price	Number of options	Weighted Average Exercise price

Outstanding Options at beginning of year	1,128,098	16.67	957,487	19.34	764,767	30.44
Options Granted	247,550	18.55	316,165	12.73	346,950	11.87
Options Exercised	(23,630)	12.52	(62,683)	13.65	-	-
Options Forfeited and/or expired	(104,710)	37.58	(82,871)	34.8	(154,230)	57.55

Outstanding options at end of year	1,247,308	15.36	1,128,098	16.67	957,487	19.34

Options Exercisable at end of year	730,708	15.38	550,159	20.79	462,045	26.25

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 20:	Share‑Based Compensation (Cont.)

The following table summarizes information about share options outstanding:

	Options outstanding as of December 31, 2025
Range of exercise prices ($ )	Number of options	Weighted Average Remaining contractual life	Weighted average exercise price

8.13-9.64	48,950	7.85	8.35
11.89-14.42	876,182	7.11	12.99
18.39-19.59	245,050	9.12	18.55
34.44-37.52	77,126	3.86	36.57
Total	1,247,308	7.33	15.36

	Options outstanding as of December 31, 2024
Range of exercise prices ($ )	Number of options	Weighted Average Remaining contractual life	Weighted average exercise price

8.13-9.64	55,950	8.85	8.44
11.89-14.42	943,109	8.04	13.01
34.44-37.52	84,829	4.84	36.56
47.11-67.06	44,210	0.97	66.93
Total	1,128,098	7.56	16.67

The following table summarizes information about RSUs outstanding:

	RSUs 2025	RSUs 2024	RSUs 2023

Outstanding at beginning of year	48,940	32,714	42,013
Granted	21,950	30,481	9,100
Forfeited	(451)	(454)	(941)
Vested	(27,598)	(13,801)	(17,458)

Outstanding at the end of the period	42,841	48,940	32,714

The fair value of the options and RSUs granted to employees and directors at the grant date for the years ended December 31, 2025, 2024 and 2023 was $2,964, $3,953 and $2,320, respectively.

The options and RSUs of the Company are managed by a trustee.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 20:	Share‑Based Compensation (Cont.)

1.
On February 15, 2023, the Company's Board of Directors approved the grant of 130,600 options to purchase ordinary shares and 9,100 RSUs under the "2014 Share Incentive Plan" to employees, officers, board members, CEO and some consultants at fair value of $1,012 and $117, respectively. The share options vest over a period of 1-4 years and the options are exercisable for an exercise price of $ 13.32 per share.

2.
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

3.	On May 31, 2023 the Shareholders of the Company approved the increase by 1,000,000 in the number of ordinary shares available for issuance under the Company’s 2014 Equity Incentive Plan.

4.
On May 31, 2023 the Shareholders of the Company approved the extension to the exercise period of options which were granted to certain of the Company’s directors on April 23, 2020 for an additional five years, until April 23, 2030. According to this extension, an expense of $146 was recognized.

5.
On August 15, 2023, the Company's Board of Directors approved the grant of 7,200 options to purchase ordinary shares under the "2014 Share Incentive Plan", for an exercise price of $ 9.63 per share to a board member of the Company. The share options vest over 1 year.  The fair value of the options granted, as of the grant date, was estimated at approximately $42.

6.
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

7.
On February 26, 2024, the Company granted 316,165 share options to employees, officers, board members, CEO and several consultants at an exercise price of $12.73 per share and 30,481 RSUs. The share options and the RSUs vest over a period of 1-4 years. The grants to the directors and CEO were approved in the annual shareholders’ meeting held on July 9 ,2024.

8.
On February 11, 2025, the Board of Directors of the Company approved the granting of up to 242,550 share options and 21,950 RSUs to employees, officers, consultants, and board members. The share options have an exercise price of $18.54 per share and will vest over a period of 1 to 4 years.

9.
On August 13, 2025, the Board of Directors of the Company approved the granting of up to 2,800 share options to employees at an exercise price of $19.59 per share, which will vest over a period of 1 to 4 years.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 20:	Share‑Based Compensation (Cont.)

10.
On November 19, 2025, the Board of Directors of the Company approved the granting of up to 2,200 share options to consultant at an exercise price of $18.39 per share and will vest over a period of 1 to 4 years.

The fair value of the Company's share options granted to employees and directors for the years ended December 31, 2025, 2024 and 2023 was estimated using the binomial option pricing and Black-Scholes models using the following assumptions:

	December 31
	2025	2024	2023
Dividend yield (%)	0	0	0
Expected volatility of the share prices (%)	62-66	61-62	61-77
Risk‑free interest rate (%)	3.89-5.19	3.87-5.03	2.1-5.36
Early exercise factor (%)	100-150	100-150	100-150
Weighted average share prices (Dollar)	18.55	12.73	10.71

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

The standard tax rate in the years 2023-2025 is 23%.

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

d.	The principal tax rates applicable to the subsidiary whose place of incorporation is outside of Israel are:

The statutory corporate tax rate in Germany was 30.53% in 2025, and 29.79% in 2024 and 2023.

e.	Final tax assessments:

The Company has finalized its tax assessments through the 2020 tax year.

The Company's subsidiary has received the final tax assessment for the year 2023.

f.	Net operating carryforward losses for tax purposes and other temporary differences:

As of December 31, 2025, the Company had carryforward losses and other temporary differences mainly from R&D expenses together amounting to approximately $212,973.

g.	Deferred taxes:

The Company did not recognize deferred tax assets for temporary differences because their utilization in the foreseeable future is not probable.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 21:	Income Tax (Cont.)

h.	Current taxes on income:

The Company did not record any current taxes for MediWound Ltd. in Israel for the years ended December 31, 2025, 2024 and 2023 as a result of its carryforward losses.

The current tax expenses are in respect of taxes charged outside of Israel.

Note 22:	Supplementary Information to the Consolidated Statements of Profit or Loss and Other Comprehensive Income or Loss

a.	Additional information on Revenues:

Major customers:
MTEC contributed 33%, 34% and 10% of the Company’s total revenues in 2025, 2024 and 2023 respectively. BARDA contributed 30%, 31% and 56% of the Company’s total revenues in 2025, 2024 and 2023 respectively. Vericel contributed 6%, 12% and 4% of the Company’s total revenues in 2025, 2024 and 2023 respectively (see also note 18).

No other customer contributed 10% or more of the Company’s revenues in 2025, 2024 and 2023.

Geographic information:
The revenues reported in the financial statements are based on the location of the customers, as follows:

	Year ended December 31
	2025	2024	2023

USA (see also note 18a, 18b, 18c)	11,784	15,463	13,078
Germany	817	824	949
Italy	1,002	817	1,016
Spain	1,291	840	1,042
Rest of the world	2,065	2,278	2,601

	16,959	20,222	18,686

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 22:	Supplementary Information to the Consolidated Statements of Profit or Loss and Other Comprehensive Income or Loss (Cont.)

b.	Cost of Revenues:

1.	Cost of Revenues from sale of products

	Year ended December 31
	2025	2024	2023

Salary and benefits (including share-based compensation)	2,685	2,634	2,703
Subcontractors	226	128	230
Depreciation and amortization	591	630	672
Cost of materials	1,120	1,282	916
Other manufacturing expenses	1,229	1,162	1,207
Decrease (increase) in inventory of finished products	(1,124)	604	(801)

	4,727	6,440	4,927

2.	Cost of Revenues from development services

	Year ended December 31
	2025	2024	2023

Salary and benefits	2,319	1,771	1,995
Subcontractors	6,627	9,357	8,182

	8,946	11,128	10,177

3.	Cost of Revenues from license agreements and royalties

	Year ended December 31
	2025	2024	2023

Salary and benefits	-	-	4
Royalties payments	32	20	-

	32	20	4

c.	Research and development expenses:

	Year ended December 31
	2025	2024	2023

Salary and benefits (including share-based compensation)	4,927	4,788	3,148
Subcontractors	7,552	2,262	2,833
Depreciation and amortization	831	624	396
Cost of materials	635	716	785
Other research and development expenses	375	488	305

Total Research and development	14,320	8,878	7,467

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 22:	Supplementary Information to the Consolidated Statements of Profit or Loss and Other Comprehensive Income or Loss (Cont.)

d.	Selling and marketing expenses:

	Year ended December 31
	2025	2024	2023

Salary and benefits (including share-based compensation)	1,861	1,713	1,991
Marketing and consulting	1,502	1,477	1,637
Depreciation and amortization	35	27	50
Shipping and delivery	511	411	356
Registration and marketing license fees	1,856	1,308	810

	5,765	4,936	4,844

e.	General and administrative expenses:

	Year ended December 31
	2025	2024	2023

Salary and benefits (including share‑based compensation)	5,063	4,854	3,521
Professional fees	2,229	2,269	2,189
Depreciation and amortization	253	201	185
Other	903	878	873

	8,448	8,202	6,768

f.	Other (income) expenses:

The other one-time income amounted to $211 for the year ended December 31, 2023, was associated with the termination of sublease agreement (see note 10a).

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 22:	Supplementary Information to the Consolidated Statements of Profit or Loss and Other Comprehensive Income or Loss (Cont.)

g.	Financial income and expense:

	Year ended December 31
	2025	2024	2023
Financial income:

Interest income	1,859	2,048	2,341
Revaluation of Warrants	2,158	-	8,310

	4,017	2,048	10,651
Financial expense:

Revaluation of liabilities in respect of IIA grants	380	752	427
Financing income on net investment in lease	625	526	274
Finance expenses in respect of deferred income	-	-	8
Revaluation of liabilities in respect of TEVA	-	770	468
Exchange differences, net	1,418	24	654
Revaluation of Warrants	-	10,704	-
Other	38	35	61

	2,461	12,811	1,892

Financial income (expenses), net	1,556	(10,763)	8,759

Note 23:	Net Loss Per Share

a.	Details of the number of shares and loss used in the computation of loss per share:

Year ended December 31
2025		2024		2023
Weighted average number of shares	Loss	Weighted average number of shares	Loss	Weighted average number of shares	Loss

11,376,571	(23,879)	9,959,723	(30,224)	9,013,144	(6,716)

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 23:	Net Loss Per Share (Cont.)

b.	Net loss per share:

	Year ended December 31
	2025	2024	2023

Basic and diluted loss per share:	(2.10)	(3.03)	(0.75)

In 2025, 2,266,459 warrants, 1,247,308 options and 42,841 RSUs were excluded from the diluted weighted average number of Ordinary Shares calculation as their effect would have been anti-dilutive.

In 2024, 2,523,268 warrants, 1,136,249 options and 48,937 RSUs were excluded from the diluted weighted average number of Ordinary Shares calculation as their effect would have been anti-dilutive.

In 2023, 2,614,297 warrants, 957,487 options and 32,714 RSUs were excluded from the diluted weighted average number of Ordinary Shares calculation as their effect would have been anti-dilutive.

Note 24:	Balances and Transactions with Related Parties and Key Officers

a.	Related parties consist of:

•	Clal Biotechnology Industries Ltd.- Related party
•	Directors of the Company.

1.	Balances with related parties:

Other Payables
Directors:
As of December 31, 2025	86
As of December 31, 2024	86

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 24:	Balances and Transactions with Related Parties and Key Officers (Cont.)

2.	Transactions with related parties:

Rental fee:	Year ended December 31
	2025	2024	2023
Related party	-	-	267

Professional fee *:	Year ended December 31
	2025	2024	2023

Directors	336	333	502
Related party	-	-	25
	336	333	527
Number of Directors	5	5	**9

*	Not including share-based compensation detailed in note 20.

**	During 2023, three members of the board left and one member of the board was replaced. At the end of 2023, the board consisted of five members.

b.	Key Officers:

1.	Balances with Key Officers of the Company

Other Payables
Key Officers of the Company

As of December 31, 2025	831
As of December 31, 2024	759

•	Represents the officer’s gross salary plus payments of mandatory social benefits, bonuses, and vacation provisions without share- based compensation.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except of share and per share data)

Note 24:	Balances and Transactions with Related Parties and Key Officers (Cont.)

2.	Compensation of Key Officers of the Company:

The following amounts disclosed in the table are recognized as an expense during the reporting period related to officers:

	Year ended December 31
	2025	2024	2023
Short-term employee benefits	2,597	2,542	2,084
Share-based compensation	1,993	1,707	757

	4,590	4,249	2,841
Number of officers (*)	6	6	8

(*) During 2023, two key officers were replaced. At the end of 2023, the total key officers was six.

Note 25:	Subsequent events:

1.
On March 4, 2026, the Company’s Board of Directors approved the grant of 287,500 share options and 32,300 restricted share units (RSUs) to officers, directors and employees of the Company. The share options have an exercise price equal to the average market price of the Company’s ordinary shares during the 30 trading days preceding March 4, 2026, and vest over a period ranging from one to four years.

2.
On February 28, 2026, Israel and the United States initiated a coordinated military operation in Iran. In response, Iran launched missiles and unmanned aerial vehicles toward Israel and other countries in the region. On March 1, 2026, hostilities further expanded to Lebanon following rocket fire by Hezbollah toward Israel.

Following the commencement of the operation, Israeli authorities declared a nationwide “essential activity” emergency status, which includes restrictions on educational activities, public gatherings and workplace attendance (other than essential services), as well as an additional mobilization of military reserve forces.

As of the date of approval of these financial statements, the Company is unable to reasonably estimate the potential impact, if any, of these developments on its financial condition, results of operations or cash flows. As of the reporting date and through the date of approval of these financial statements, the Company continues to conduct its commercial and operational activities without material disruption.